FILE No. 823437



CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653 - 6

Cali, January 18, 2002

02002650

02 JAN 23 AM 8:18

SUPPL

PROCESSED

JAN 29 2002

THOMSON FINANCIAL

Securities and Exchange Commission
Office of International Corporate Financ
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated July 13, 2001 addressed to the **Superintendencia de Valores** including Forms F-220-511, F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

2. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

3. Spanish and English version of the remissory letter dated August 27, 2001 to the **Superintendencia de Valores and Bolsas de Valores de Colombia** to inform them about the General Assembly Meeting of Non-Voting Preferred Stock Holders, to be held on September 19, 2001, and announcing the General Assembly Meeting of Common Stockholders to be held on September 20, 2001, as well as the announcements in the El País and La República newspapers on August 27, 2001.

4. Press release in newspaper **La República** and **El País** dated August 27, 2001 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on September 19, 2001, and announcing the General Assembly Meeting of Common Stockholders to be held on September 20, 2001.

Calle 10 No. 4 - 47 Piso 23 - PBX: 896 4646 - 882 2692 - Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7 No. 71 - 21- Torre A Piso 8 y 9 PBX: 3765666 Fax: 3173545 - 3173585 Apartado: 14480 Regional Bogotá
Cra 7 No. 71 - 21 Torre A Piso 8 Y 9 Banca de Inversión P.B.X. 3173434 Fax: 3173868 Apartado 14480 Bogotá
Cra. 52 No. 74 - 56 Local 105 Teléfono: 561016 Telefax: 562296 Apartado: 2201 Barranquilla - Colombia
Calle 16 Sur No. 43A - 49 Teléfono: 3138844 Telefax: 3134690 Apartado: 065869 Medellín - Colombia
Internet: www.corfivalle.com
e-mail: cfv@corfivalle.com.co



CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653 - 6

5. Spanish and English version of the letter dated September 10, 2001, to the **Superintendencia de Valores**, to inform them about the assignment under donation title of 3.048 shares of the Corporation in favor of Compañía BB S.A.

6. Spanish and English version of the letter dated October 01, 2001 to the **Superintendencia de Valores**, remitting a copy of the **Acta No. 052** corresponding to the General Extraordinary Assembly Meeting of Common Stockholders to be held on September 20, 2001, and **Acta No. 010** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders to be held on September 19, 2001.

7. Spanish and English version of the **Acta 052** and **Acta 010** of the General Extraordinary Assembly Meeting of Common Stockholders of the Corporation and General Assembly Meeting of Non-Voting Preferred Stock Holders.

8. Spanish and English version of the letter dated October 10, 2001, to the **Superintendencia de Valores**, to inform them about the assignment under donation title of 27.412 shares of the Corporación in favor of Fundación Universidad del Norte.

9. Spanish and English version of the remissory letter dated October 25, 2001 addressed to the **Superintendencia de Valores** including Forms F-220-511, F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

10. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

11. Spanish and English version of the letter dated December 18, 2001, addressed to the **Superintendencia de Valores**, to inform them about the transfer from a bargain and sale between one single real beneficiary of 442.905 shares of the Corporacion in favor of Federación Nacional de Cafeteros de Colombia-Comité Departamental de Cafeteros del Valle.

12. Spanish and English version of the letter dated December 26, 2001, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 225.000 shares of the Corporacion in favor of Universidad Católica de Manizales.





CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653 - 6

13. Spanish and English version of the letter dated December 28, 2001, addressed to the **Superintendencia de Valores**, to inform them about the a distribution of 446.771 shares.

14. Spanish and English version of the letter dated December 28, 2001, addressed to the **Superintendencia de Valores**, to inform them about the a dation in payment for 446.771 shares of the Corporacion in favor of the Banco del Pacífico en Liquidación.

15. Spanish and English version of the letter dated December 28, 2001, addressed to the **Superintendencia de Valores**, to inform them about the a distribution of 53.313 shares.

16. Publications on El Tiempo newspaper during August, September, October, November and December 2001, announcing economic indicators.

17. Publications of May, 2001 on **Dinero** magazine, with a publicity announcement of Corporation offering its services.

18. Publication of May, 2001 on **Semana** magazine, with a publicity announcement of Corporation offering its services.

19. Publication of May, 2001 on **Dinero** magazine, with a publicity announcement of Corporation offering its services.

20. Publication of June, 2001 on **Semana** magazine, with a publicity announcement of Corporation offering its services.

21. Publication of December, 2001 on **Dinero** magazine, with a publicity announcement of Corporation offering its services.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

Calle 10 No. 4 - 47 Piso 23 - PBX: 896 4646 - 882 2692 - Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7 No. 71 - 21- Torre A Piso 8 y 9 PBX: 3765666 Fax: 3173545 - 3173585 Apartado: 14480 Regional Bogotá
Cra 7 No. 71 - 21 Torre A Piso 8 Y 9 Banca de Inversión P.B.X. 3173434 Fax: 3173868 Apartado 14480 Bogotá
Cra. 52 No. 74 - 56 Local 105 Teléfono: 561016 Telefax: 562296 Apartado: 2201 Barranquilla - Colombia
Calle 16 Sur No. 43A - 49 Teléfono: 3138844 Telefax: 3134690 Apartado: 065869 Medellín - Colombia
Internet: www.corfivalle.com
e-mail: cfv@corfivalle.com.co

FILE No. 823437

02 JAN 23 AM 8: 10

Cali, July 13, 2001

Cesar Edgar Rueda Gómez
Jefe Division Registro Nacional
De Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
030 - Informes trimestrales – emisores
05 - Requerimientos
Con anexos

In compliance with Resolution 1447 of 1994 of the Superintendencia de Valores, I am attaching Forms F-220-511, F-220-515 y F-220-516, duly completed, as of June 30, 2001.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, julio 13 de 2001

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a junio 30 de 2001 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

FAVOR DEVOLVER ESTA COPIA FIRMADA

FILE No. 82345

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 TIPO DE * IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					56.725.353	85,92%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	14,08%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					66.024.347	100,00%

NOTA: Relacionar los veinte más importantes accionistas según participación en cada caso. JUNIO 30/2001 F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

FILE No. 823437.

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A JUNIO 30 DE 2001

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	860.002.964-4	COLOMBIANA	5.963.476	9,03
2	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	COLOMBIANA	5.658.747	8,57
3	AMALFI S.A.	890.301.443-0	COLOMBIANA	4.880.142	7,39
4	BANCO POPULAR	860.007.738-9	COLOMBIANA	4.727.523	7,16
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	COLOMBIANA	3.203.688	4,85
6	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	CAPITAL NEUTRO	2.976.235	4,51
7	THE INDUSTRIAL BANK OF JAPAN LTD.	890.309.353-2	EXTRANJERA	1.970.888	2,99
8	CEMENTOS DEL VALLE S.A.	890.300.437-1	COLOMBIANA	1.828.601	2,77
9	INSTITUTO DE FOMENTO INDUSTRIAL - IFI	899.999.088-7	COLOMBIANA	1.811.539	2,74
10	CORPORACION ANDINA DE FOMENTO	860.540.041-4	CAPITAL NEUTRO	1.767.564	2,68
11	STANDARD CHARTERED BANK	800.247.154-9	EXTRANJERA	1.642.582	2,49
12	BANCO DE OCCIDENTE	890.300.279-4	COLOMBIANA	1.581.853	2,40
13	FIDUCIA MERC. IRREV. DE ADMON, GAR. Y PAGOS AZUC. DEL VALLE	800.167.598-1	COLOMBIANA	1.567.887	2,37
14	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	COLOMBIANA	1.300.000	1,97
15	FIDUCIARIA DE OCCIDENTE S.A. FIDEIC. DE GAR. No.4-1136 FIDEIC. BEA	830.054.076-2	COLOMBIANA	1.158.213	1,75
16	FONDO DE CESANTIAS PORVENIR	860.530.751-7	COLOMBIANA	1.000.000	1,51
17	INGENIO RIOPAILA S.A.	890.302.567-1	COLOMBIANA	901.787	1,37
18	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	EXTRANJERA	883.792	1,34
19	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	COLOMBIANA	871.015	1,32
	CITIBANK-COLOMBIA	860.051.135-4	COLOMBIANA	807.647	1,22
	Total primeros veinte accionistas			46.503.179	70,43
	Otros accionistas con menor participación			10.222.174	15,48
	Total acciones ordinarias			56.725.353	85,92

(*) El Comité Deptal. de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A JUNIO 30 DE 2001

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	COLOMBIANA	3.031.625	4,59
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	COLOMBIANA	2.614.455	3,96
3	CITIBANK GDR PROGRAM CORFIVALLE	800.185.375-2	EXTRANJERA	1.380.222	2,09
4	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	COLOMBIANA	172.225	0,26
5	VALENZUELA DELGADO LUIS CARLOS	79.151.286	COLOMBIANA	159.031	0,24
6	AGRICOLA BONANZA LTDA.	860.516.787-3	COLOMBIANA	138.436	0,21
	FUNDACION CLINICA EMMANUEL	860.027.073-5	COLOMBIANA	113.173	0,17
	ELVINGER COMERCIAL LIMITADA	830.017.486-1	COLOMBIANA	87.600	0,13
9	UNIVERSIDAD DE LOS ANDES	860.003.211-1	COLOMBIANA	80.320	0,12
10	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.818-1	COLOMBIANA	71.600	0,11
11	JARAMILLO ARBOLEDA CARLOS	6.089.126	COLOMBIANA	64.461	0,10
12	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	COLOMBIANA	59.523	0,09
13	URIBE CANCINO FERNANDO	79.150.232	COLOMBIANA	40.419	0,06
14	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	COLOMBIANA	40.330	0,06
15	DIOCESIS DE PALMIRA	891.380.050-0	COLOMBIANA	40.103	0,06
16	CITIBANK RULE 144A ADR PROGRAM CORFIVALLE	800.185.374-5	EXTRANJERA	39.762	0,06
17	CARDOZO DE ROBAYO OMAIRA	20.206.799	COLOMBIANA	32.778	0,05
18	QUINTERO CORREA YESID ANTONIO	6.237.960	COLOMBIANA	28.072	0,04
19	ROMERO DE BAQUERO MARIA NINY	20.298.386	COLOMBIANA	28.061	0,04
20	INVERSIONES R. MADRID Y CIA. S . EN C.	890.924.559-1	COLOMBIANA	27.640	0,04
	Total primeros veinte accionistas			8.249.836	12,50
	Otros accionistas con menor participación			1.049.158	1,59
	Total acciones preferenciales			9.298.994	14,08

Total acciones ordinarias	56.725.353	85,92
Total acciones preferenciales	9.298.994	14,08
Total acciones	66.024.347	100,00

FILE No. 82343

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	199		56.725.353		200		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		501		9.298.994		509		9.298.994
	999	NUMERO TOTAL	*	700	*	66.024.347	**	709	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		77,73%		5,54%		77,54%		11,20%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		22,27%		94,46%		22,46%		88,80%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	6,03%	1	15,22%	1	7,04%	1	23,37%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		93,97%		84,78%		92,96%		76,63%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,73%		3,51%		0,57%		3,38%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		21,54%		90,95%		21,89%		85,41%
	999	TOTAL		22,27%		94,46%		22,46%		88,79%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,84%		47,96%		98,71%		49,00%
	010	3.01 % - 10.00 %		1,16%		52,04%		1,29%		51,00%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 13 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

JUNIO 30/2001

F - 220 - 515

(**) 10 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 5.25%), ni las acciones de la CAF *por ser una persona jurídica de derecho internacional público y se rige por* las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) El Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista

FILE No. 82345

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 6.219,00	$ 6.426,04
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 4.564,96	$ 4.961,48
	020	UTILIDAD O PERDIDA POR ACCION	$37,81	$1,31
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	40,00
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	40,00
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	2.620.027.040
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	2.251.009.760
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	ANUAL
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	1
	025	FECHA PRIMER PAGO	0	MARZO 31/2000
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	40,00
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	40,00
04	005	NUMERO TOTAL DE EMPLEADOS	393	391
	010	% EMPLEADOS PERMANENTES	96,69	94,88
	015	% EMPLEADOS TEMPORALES	3,31	5,12
05	005	GASTO POR DEPRECIACION EN EL PERIODO	277.733.809,99	618.026.061,85
06	005	% UTILIZACION CAPACIDAD INSTALADA	0	0
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR	1.348.984.800,00	2.239.284.078,72

JUNIO 30/2001 F - 220 - 516

FILE No. 823437

INVERSIONISTAS EXTRANJEROS

***JUNIO 30* DE 2001**

	#	Inversionista	Acciones		
	1	THE INDUSTRIAL BANK OF JAPAN LTD.	1.970.888		
	2	STANDAR CHARTERED BANK	1.642.582		
	3	BANCO CENTRAL HISPANOAMERICANO	883.792		
(*)	4	CITIBANK COLOMBIA	807.647		
(*)	5	BANCO SANTANDER COLOMBIA S.A.	729.076		
	6	BANCO DE CHILE	707.025		
(*)	7	BANCO ANGLO COLOMBIANO	667.375		
(*)	8	BBV BANCO GANADERO S.A.	437.684		
	9	VIRGINIA RETIREMENT SYSTEM OMNIBUS	51.274		
	10	ASSETS MANAGEMENT CORPORATION COLOMBIA S.A.	7.259		
	11	FONDO GLOBAL ADVANTAGE FUND EM MKT HIGH VALUE	4.778		
	12	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	37		
			7.909.417	**51.981.554**	**15,22%**

			IFC		CAF			
total accionistas	201	-	1	-	1	=	199	
total acc. extranjeros							12	6,03%
total acc. nacionales							187	93,97%
								100,00%

TOTAL ACCIONES	**56.725.353**
ACC. IFC -	**2.976.235**
ACC. CAF -	**1.767.564**
	51.981.554

(*) mas del 60% de su capital es extranjero

Cali, August 27, 2001

Mr. Jorge Gabriel Taboada Hoyos
Superintendente de Valores
Santafe de Bogotá

Ref.: 002 011 - Corporación Financiera del Valle S.A
025 - Assembly Reports – Supervised Entities
04 - Submission Request
with annexes

Hereby I am advising that the Board of Directors of Corporación Financiera del Valle S.A. decided to convoke a Non Voting Preferred Dividend Shareholders General Meeting to be held on September 19, 2001 at 11:00 a.m. at the headquarters of Corporación Financiera del Valle S.A., located at Calle 10 No. 4-47, piso 23, Cali, so that the holders of such shares decide whether to exercise directly or throught their Representative Cititrust Colombia S.A., Sociedad Fiduciaria, the corresponding voting rights at the Extraordinary General Shareholders' Meeting, under the terms of the Law and pursuant to the Regulation governing this type of shares.

Also, it convoked the Common Shareholders and Non Voting Preferential Dividend Shareholders Extraordinary General Meeting to be held on September 20, 2001, from 5:00 p.m., at the Corporation's headquarters, located at Calle 10 No. 4-47, piso 30, Cali.

The object of the mentioned Assembly is the reform of the by-laws in the pertinent parts, conferring the Board of Directors the powers to issue a Good Government Code pursuant to provisions of Resolution 275, 2001 issued by Superintendencia de Valores.

Please find annexed notice to the meeting published on El Pais and La Republica newspapers on August 27, 2001.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 27 de agosto de 2001

Doctor
Jorge Gabriel Taboada Hoyos
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 19 de Septiembre de 2001 a las 11:00 a.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47, piso 23 de la ciudad de Cali, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Extraordinaria de Accionistas, en los términos de la Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas que se realizará el 20 de septiembre de 2001, a partir de las 5:00 p.m., en las Oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 30, de la ciudad de Cali.

La mencionada Asamblea tendrá como propósito la reforma de los estatutos sociales en la parte pertinente, confiriéndole a la Junta Directiva la facultad de expedir un Código de Buen Gobierno de conformidad con lo establecido con la Resolución 275 de 2001 de la Superintendencia de Valores.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República del 27 de agosto de 2001.

Atentamente,

Oscar Campo Saavedra
Secretario General

Cali, August 27, 2001

Mr. Augusto Acosta Torres
President
Bolsa de Valores de Colombia
Santafé de Bogotá

Hereby I am advising that the Board of Directors of Corporación Financiera del Valle S.A. decided to convoke a Non Voting Preferred Dividend Shareholders General Meeting to be held on September 19, 2001 at 11:00 a.m. at the headquarters of Corporación Financiera del Valle S.A., located at Calle 10 No. 4-47, piso 23, Cali, so that the holders of such shares decide whether to exercise directly or throught their Representative Cititrust Colombia S.A., Sociedad Fiduciaria, the corresponding voting rights at the Extraordinary General Shareholders' Meeting, under the terms of the Law and pursuant to the Regulation governing this type of shares.

Also, it convoked the Common Shareholders and Non Voting Preferential Dividend Shareholders Extraordinary General Meeting to be held on September 20, 2001, from 5:00 p.m., at the Corporation's headquarters, located at Calle 10 nO. 4-47, piso 30, Cali.

The object of the mentioned Assembly is the reform of the by-laws in the pertinent parts, conferring the Board of Directors the powers to issue a Good Government Code pursuant to provisions of Resolution 275, 2001 issued by Superintendencia de Valores.

Please find annexed notice to the meeting published on El Pais and La Republica newspapers on August 27, 2001.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 27 de agosto de 2001

Doctor
Augusto Acosta Torres
Presidente
Bolsa de Valores de Colombia
Santafé de Bogotá

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 19 de Septiembre de 2001 a las 11:00 a.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 23, de la ciudad de Cali, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Extraordinaria de Accionistas, en los términos de la Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas que se realizará el 20 de septiembre de 2001, a partir de las 5:00 p.m., en las Oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 30, de la ciudad de Cali.

La mencionada Asamblea tendrá como propósito la reforma de los estatutos sociales en los artículos pertinentes, confiriéndole a la Junta Directiva la facultad de expedir un Código de Buen Gobierno de conformidad con lo establecido con la Resolución 275 de 2001 de la Superintendencia de Valores.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República del 27 de agosto de 2001.

Atentamente,

Oscar Campo Saavedra
Secretario General

FILE No. 823437

EL PAIS ECONOMÍA & NEGOCIO



EL PRESIDENTE DE LA CORPORACIÓN FINANCIERA DEL VALLE S.A. SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 19 de Septiembre de 2001 a las 11:00 a.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4 - 47 piso 23, de la ciudad de Cali, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Extraordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones, que se llevará a cabo el 20 de Septiembre de 2001.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas que se realizará el 20 de Septiembre de 2001, a partir de las 5:00 p.m., en las Oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 Piso 30, de la Ciudad de Cali.

El Orden del día será el siguiente:

1. Verificación del Quórum
2. Lectura del Orden del Día.
3. Reforma Estatutaria: Código de Buen Gobierno.
4. Designación de la Comisión que a nombre de la Asamblea General estudie y apruebe el Acta correspondiente a dicha reunión.

Se ruega a los Señores Accionistas que no puedan concurrir personalmente a las Asambleas, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien este pueda sustituir el poder, y la clase de acciones que representan.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, Agosto 27 de 2001



CORPORACION FINANCIERA DEL VALLE S.A.

EL PRESIDENTE DE LA CORPORACION FINANCIERA DEL VALLE S.A.

SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 19 de septiembre de 2.001 a las 11:00 a.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la calle 10 # 4-47 piso 23, de la ciudad de Cali, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les correspondan en la Asamblea General Extraordinaria de Accionistas, en los términos de ley y de acuerdo con el Reglamento que rige la emisión de estas acciones, que se llevará a cabo el 20 de Septiembre de 2.001.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas que se realizará el 20 de Septiembre de 2.001, a partir de las 5:00 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47 Piso 30, de la ciudad de Cali.

El orden del día será el siguiente:

1. Verificación del quórum
2. Lectura del Orden del día
3. Reforma Estatutaria: Código de Buen Gobierno.
4. Designación de la Comisión que a nombre de la Asamblea General estudie y apruebe el Acta correspondiente a dicha reunión.

Se ruega a los señores Accionistas que no puedan concurrir personalmente a las Asambleas, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien este pueda sustituir el poder y la clase de acciones que representa.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, Agosto 27 de 2.001

FILE No. 823437

Cali, September 10, 2001

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation in payment for 3.048 of the Corporation in favor of the Compañía BB S.A. on liquidation.

The previous shares belonged to the Atila de Colombia S.A.

The previous register was carried out taking into account the transfer letters, the auditor's certification, certificate of Chamber of Commerce of Bogotá and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20019-2975
Fecha : 12/09/2001 03:32:10 PM
Trámite : 330 CORRESPONDENCIA INF
Actividad : 1 SOLICITUD / PRESENTAC
Dependencia: 210 Anexos : 1 C1 83668

SEP 1[illegible] 10 51 AM
CORFIVALLE S.A
FIRMAMOS ÚNICAMENTE COMO RECIBIDO

Cali, 10 de septiembre de 2001

Doctora
Luz Stella Díaz De Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., una dación en pago por 3.048 acciones de la Corporación, a favor de la Compañía BB S.A. en liquidación.

Las anteriores acciones eran de propiedad de Atila de Colombia S.A.

El anterior registro se realizó teniendo en cuenta la comunicación de la compañía accionista, certificación del Revisor Fiscal, certificados de la cámara de Comercio de Bogotá y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 17 ENE. 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 3.048 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinairas 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500)

MONTO TOTAL TRASPASO:($ 4.572.000)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	
Atila de Colombia S.A.	890.302.169-1	3.048	0,01	0	0,00	Compañia BB S.A. En Liquidación	890.332.851-5	0	0,00	3.048	

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- carta de la compañia accionista
- titulos
- certificado del Revisor Fiscal
- certificados de la Camara de Comercio de Bogota

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. O NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

02 JAN 23 AM 8:10

Cali, October 01, 2001

Andres Uribe Arango
Superintendente de Valores
Santafé de Bogotá

Referencia: 002-011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea – Entidades Vigiladas
04 - Solicitud / Presentación
Con anexos

In order to meet provisions of Superintendencia de Valores, I am remitting the following documents duly signed:

- Minute No. 052 of the Common Shareholders General Assemlby Meeting, held on September 20, 2001.

- Minute No. 010 of the Non Voting Preferred Dividend Shareholders Assembly Meeting, held on September 19, 2001.

Sincerely,

Harold Abadía Campo
Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 01 de Octubre de 2001

Doctor
Andrés Uribe Arango
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Para dar cumplimiento a lo estipulado por la Superintendencia de Valores me permito remitirle ejemplar debidamente firmado de la siguiente documentación:

- Acta No. 052 correspondiente a la reunión de la Asamblea General Extraordinaria de Accionistas Ordinarios, celebrada el 20 de Septiembre de 2001.

- Acta No. 010 correspondiente a la Asamblea de Accionistas con Dividendo Preferencial sin Derecho a Voto, efectuada el 19 de Septiembre de 2001.

Atentamente,

Harold Abadía Campo
Vicepresidente Ejecutivo

Angela M. Gómez

FILE No. 823437

02 JAN 23 AM 8: 1

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No.052

In the city of Santiago de Cali, on September 20, 2001, at 5:00 p.m., the General Assembly Meeting of Common Shareholders of Corporación Financiera del Valle S.A., held a meeting at the Corporation's headquarters, piso 30, with prior notice made through an announcement on El Pais and La Republica newspapers, on August 27, 2001.

The text of such notice reads as follows:

"THE PRESIDENT OF
CORPORACIÓN FINANCIERA DEL VALLE S.A.
SUMMONS:

To the General Assembly of Shareholders with Preferential Dividend and without Right to Vote to be held on September 19, 2001 at 11:00 a.m. in the offices of Corporación Financiera del Valle S.A., located in Calle 10 # 4 - 47, 23rd floor, of the city of Cali, so the holders of this kind of shares decide if they exercise directly or through their Representative Cititrust Colombia S.A. Fiduciary Society, the voting rights to which they are entitled to in the Special General Assembly of Shareholders, under the terms set by Law and under the Rules that governs the issuance of these shares to be held on September 20, 2001.

Likewise, it summons the Ordinary Shareholders and the Shareholders with Preferential Dividend and without Rights to Vote to the Special General Assembly of Shareholders to be held on September 20, 2001, beginning at 5:00 p.m, in the Offices of Corporación Financiera del Valle S.A., located in Calle 10 # 4 – 47, 30th floor, of the city of Cali.

The agenda will be as follows:

1. Quorum Verification.
2. Order of the Day.
3. Statutory Reforms: Code of Good Administration.
4. Appointment of the Commission that on behalf the General Assembly studies and approves the Minutes of this meeting.

I do request the Shareholders that cannot attend in person to those Assemblies, to grant written powers that represent them, addressed to the President of the Corporation, indicating the representative's name, the name of the person upon whom such Representative may substitute this proxy, and the kind of shares that he/she represents.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, August 27, 2001"



COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 17 ENE. 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

Furthermore, on August 27, 2001, each common shareholder was sent, the following notice, at their registered addresses:

"Cali, August 27, 2001

Mr.

Hereby I am confirming that the Corporation's Presidency has called a Shareholders' Extraordinay General Meeting to be held on September 20, 2001 at 5:00 p.m. at the Corporation's headquarters, located at Calle 10 No.4-47 Piso 30, in the city of Cali, psuanto to the corporate statutes a notice of such meeting has been announced on El Pais and La Republia newspapers on August 27, 2001. The Order of the Day wil be the following::

1. Quorum Verification.
2. Order of the Day.
3. Statutory Reforms: Code of Good Administration.
4. Appointment of the Commission that on behalf the General Assembly studies and approves the Minutes of this meeting.

Common shareholders and Non-Voting Preferred Stock holders have been notified on this meeting to exercise their corresponding voting right pursuant to the Law and the Regulations governing the issuing of such shares.

Pursuant to provisions of articles 30 and 31 of the by-laws, an announcement of such notice has been published on February 5, 2001 on El Pais and La Republica newspapers.

In case Shareholders may not personally attend the meeting, they are kindly requested to designate the proxies representing them through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

Please find annexed the power form to be used in appointing a proxy for the Assembly.

Sincerely,

OSCAR CAMPO SAAVEDRA"
General Secretary"


COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 17 ENE 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

I. QUORUM VERIFICATION

The President asked the Secretary to advise about the number of shares that were present or duly represented and the Secretary said that there were 45,438,240 common shares out of the subscribed and paid 56,725,353 shares of Corporacion Financiera del Valle, and 5,674,239 Non-Voting Preferred Dividend Stocks out of 9,298,994 shares in which the Corporation's capital is divided for this kind of shares, accounting for 83.06% and 61.02% respectively, as follows:

Common Shares

Shareholder	No. of Shares	Represented	
Allojos S.A.	100.800	Miryam Caicedo Rosas	Apoderada
Amalfi S.A.	4.880.142	Juan Carlos Parra	Apoderado
Aseguradora Colseguros S.A.	2.034	Juan Carlos Parra	Apoderado
Banco Anglo Colombiano	667.375	Yolanda Quintero	Apoderada
Banco de Bogotá	5.963.476	Jairo Villaquirán Polanía	Apoderado
Banco de Crédito	4.144	Diana María Peña Aguirre	Apoderada
Banco de Occidente	1.581.853	Juan Carlos Parra	Apoderado
Banco Popular	4.727.523	José María Domínguez	Apoderado
Banco Santander Colombia S.A.	729.076	Jorge Eduardo Soto Mejía	Apoderado
Cementos del Valle S.A.	1.828.601	Herman Cifuentes	Apoderado
Comité Departamental de Cafeteros del Valle del Cauca	4.011.485	Amparo Murillo Betancourt	Apoderada
Consuelo Scarpetta Gnecco	20.650	Juan Carlos Parra	Apoderado
Corporación Andina de Fomento	1.767.564	Alberto José Fajardo Roa	Apoderado
Corporación Autónoma Regional del Cauca	113.712	Liliana Fernández Vargas	Apoderada

Shareholder	No. of Shares	Represented	
Corporación Financiera Colombiana S.A.	127.298	Cecilia Esperanza Garzón	Apoderada
Corporación Financiera del Norte S.A.	86.283	Adriana Zambrano	Apoderada
Corporación Universitaria Autónoma de Occidente	190.314	Diego Smith	Apoderado
Federación Nacional de Cafeteros de Colombia	441.315	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros de Colombia como Administradora del Fondo Nacional del Café	1.205.947	Amparo Murillo Betancourt	Apoderada
Fideicomiso de Occidente S.A. – Fideicomiso de Garantía No. 4-1136 Fideicomiso Beal	1.158.213	Ligia Domínguez de Carreño	Apoderada
Fiduciaria del Pacífico S.A.- Fideicomiso FA-3.0089 FMGA-032	61.406	Angela Marrugo Ruíz	Apoderada
Fiducia Mercantil Irrevocable de Administración, Garantía y Pagos Azucarera del Valle	1.567.887	Mario Ruíz	Apoderado
Fondo de Garantías de Instituciones Financieras – Fogafín	258.048	Pedro Valencia Pinzón	Apoderado
Fondo de Pensiones Obligatorias Porvenir	1.300.000	Cecilia Esperanza Guzmán	Apoderada
Fondo de Cesantías Porvenir	1.000.000	Cecilia Esperanza Guzmán	Apoderada
Fondo de Pensiones Voluntarias Porvenir	500.666	Cecilia Esperanza Guzmán	Apoderada
Fondo Crecimiento	159.444	Juan Carlos Parra	Apoderado

Shareholder	No. of Shares	Represented	
Fundación Smurfit Cartón de Colombia	25.928	Edgar Roberto Muñoz Urrego	Apoderado
Gloria Scarpetta de Piedrahíta	646.822	Juan Carlos Parra	Apoderado
Ingenio Riopaila S.A.	901.787	Ligia Domínguez de Carreño	Apoderada
Industrias de Envases S.A.	871.015	Vicente Borrero	Apoderado
Ingenio del Cauca S.A.	32.471	Vicente Borrero	Apoderado
Ingenio Providencia S.A.	3.203.688	Vicente Borrero	Apoderado
Inversiones Adelca S.A.	158.200	Miryam Caicedo Rosas	Apoderada
Inversiones Nacionales S.A.	802.229	Ligia Domínguez de Carreño	Apoderada
Inversiones Industriales, Comerciales y Financieras S.A.	9.265	Ligia Domínguez de Carreño	Apoderada
Inversiones Mónaco S.A.	2	Miryam Caicedo Rosas	Apoderada
Inversora Ulloza Ltda.	2.737	Miryam Caicedo Rosas	Apoderada
Inversiones y Promociones S.A.	450.345	Miryam Caicedo Rosas	Apoderada
Irma Cecilia Caicedo de Botero	23.321	Ligia Domínguez de Carreño	Apoderada
Jaboneda S.A.	50.931	Miryam Caicedo Rosas	Apoderada
Jorge Alberto Valencia	2.221	Jorge Alberto Valencia	Propietario
La Occidental Ltda.	12.109	Ligia Domínguez de Carreño	Apoderada
Lilly Scarpetta Gnecco	646.984	Juan Carlos Parra	Apoderado
Mario Scarpetta Gnecco	653.586	Juan Carlos Parra	Apoderado
Nelly Ulloa de Gonzalez	9.676	Ligia Domínguez de Carreño	Apoderada

Shareholder	No. of Shares	Represented	
Nestor Duque Salazar	121	Nestor Duque Salazar	Propietario
Palmas Aceiteras de Colombia Ltda.	32.822	Miryam Caicedo Rosas	Apoderada
Price Waterhouse Coopers	12.643	Pedro Mercado Navarro	Apoderado
Standard Chartered Bank	1.642.582	Alberto José Fajardo Roa	Apoderado
Sociedad Promotora Agroindustrial Cafetera Ltda.	442.905	Amparo Murillo Betancourt	Apoderada
The Industrial Bank of Japan Ltda.	1.970.888	Juan Carlos Parra	Apoderado
Universidad Católica de Manizales	24.462	Amparo Mesa Upegüi	Apoderada
Zarife Ltda.	31.348	Guillermo Alberto Chaux	Apoderado
Total	**47.116.344**		

Shareholders with Preferential Dividend and without Right to Vote

Shareholder	No. of Shares	Represented	
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Esperanza Garzón	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Esperanza Garzón	Apoderado
Ismael Medina Lima	73	Ismael Medina Lima	Nombre Propio
Nestor Duque Salazar	14	Nestor Duque Salazar	Nombre Propio
Yesid Antonio Quintero Correa	28.072	Yesid Antonio Quintero	Nombre Propio
Total	**5.674.239**		

Therefore, there was quorum to deliberate. Also Mrs. Victoria eugenia Zuluaga from Arthur Andersen was present.

II. READING OF THE ORDER OF THE DAY

Attendants unanimously approved the following order of the day:

1. Quorum Verification.

2. Order of the Day.

3. Statutory Reforms: Code of Good Administration.

4. Appointment of the Commission that on behalf the General Assembly studies and approves the Minutes of this meeting.

III. STATUTORY REFORM: GOOD RULING CODE

The President advised the Assembly that that he had called this meeting for the shareholders to decide whether they exercise directly or through their representative Cititrust Colombia S.A., the rights of the General Assembly Meeting to be held tomorrow.

The Pessident advised the attandants as it was stated at the Meeting of Non-Voting Preferred Dividend stocks held Stockholders, that the purpose of this Extraordinary Meeting, was to approve a statutory reform in order to adjust the corporate statutes to Resolution 275 of May 2001 from the Superintendencia de Valores.

The mentioned Resolution establishes the requirements that entitle private and public entities, as a condition for Pension Funds to invest their resources in securities issued by such companies, and for this purpose they should compile in one document the internal policies related to Good Government

Articles to be modified are numbers 47, 52 y 57, that will read as follows:

ARTICLE 47. The Board of Directors' Functions are: a) Freely appoint and remove the President and Executive Vicepresidents of the Corporation and indicate them their assignments; b) Create when deemed convenient, the positions of Vicepresident, indicate their functions, and respective assignments; c) Create Committees to study and make decisions about specific issues as well as invest them with the powers deemed convenient, and determine the compensation of their members. Such Committees are either permanent or temporary; they can be made up by Board of Directors' members and/or by all the Committees created; d) Decree the establishment and elimination of branch offices throughout the National territory or abroad, with prior compliance with Law requirements; and indicate the powers and authority of the Manager and the Manager's

Consultant Committee, if the creation of such Committee is deemed convenient, as well as regulate the management of each branch office. Also, command the opening or closing of Agencies or branch offices of the Corporation in any place; e) Call the General Assembly to extraordinary meetings when deemed convenient or when required by a plural number of shareholders representing at least one fourth of the outstanding shares. In this latter case, the call to the meeting will be made within ten (10) days after the request has been submitted to the Board of Director's consideration; f) Submit the year- end general balance to the General Assembly Meetings; providing a detailed report of profits and lossess; and a profit distribution project; g) Submit to the same Shareholders' General Assembly a report about the Corporation's economic and financial stituation including accounting and statistic data required by law, as well as the course of businesses and the reforms and enlargements deemed benefitial for the corporate purpose development. This report may be the same one submitted by the President, if he agrees, or a different or complementary one; h) Determine when and on which basis to launch reserved shares or the ones subsequently issued, unless the Shareholders' General Assembly determines a special destination to such shares; i) Authorize to contract national and foreign loans and the issuance of bonds, indicating their amount, the par value of each bond, and the payment place and form, the amortization system and other conditions of the issuance; j) Regulate all the matters related to the special compensation fund, retirement, and employee benefits; k) Conform and make others conform with the General Assembly's decisions and its own decisions; and serve as the permanent consulting body of the Corporation's President; l) Authorize the Corporation's President to encumber, mortgage or pledge the firm's assets; m) Decide whether any dispute arising in relation to the corporate purpose is compromised or agreed; and authorize the Corporation's President to make such agreements and the acts therein related. In case of any dispute between the Corporation and its shareholders related to their agreement, appoint the arbitrator or arbitrators and the proxy to represent the firm before the Court of Arbitration; n) Empower the President to make any act or agreement, other than the ones indicated on the previous paragraphs. However, the Board of Directors may empower the President to freely make acts or agreements for the amounts deemed convenient; o) Exercise any other function provided on these by-laws and the ones deemed necessary or convenient for the appropriate performance of businesses and the companies where it holds an interest, as the Board of Directors has been conferred the most comprehensive mandate to exercise, make as well as control the performance of every act or agreement included either expressly or legally within the corporate purpose, as defined on article 3 of these by-laws and not expressly ascribed to the Shareholders' General Assembly; p) Authorize the President to either permanently or transitorily, delegate one or some of its powers and functions on one or several Corporation's officials or employees; q) Implement specific measures related to the corporation's government, its behavior and information, in order to ensure respect for the rights of investors, the appropriate management of its businesses and public knowledge of its management; r) Observe respect to the rights of all its shareholders and other investors, pursuant to the parameters fixed by the market regulation entities; s) Approve the Good Ruling Code that contains standards, policies and mechanisms required by the law, the regulations, the Shareholders' General assembly Meeting, the by-laws and in general, the best corporate ruling practices.

ARTICLE 52. The functions of the Corporation's President or whoever takes his place are the following: a) Represent the Corporation judicially or extrajudicially and use the corporate purpose; **b)** Convoke the Shareholders' General Assembly and the Board of Directors to extraordinary

meetings whenever deemed convenient; c) Submit to the Shareholders' General Assembly during their common sessions a detailed report about its business performance, on any reformmr implemented and about the perspectives of the buisnesses themselves; d) Submit along with the Board of Directors, the accounts reports, inventories, general balance of each year, accmpanied with a profit distribution project or cancelation of report liquid losses and the report of previous paragraph; e) Continuously advise the Board on the businesses performance and provide them all the data and reports as required; f) Grant the necessary power for the immediate defense of the corporate interests when the Corporation is in a suit and advise the Board of Directors so the latter decides on the appointment of the legal advisor and his faculities; g) Comply and make others comply with the dicisions of the Shareholders' General Assembly, the Board of Directors and any Committee created by the latter, and make sure that the company's employees and other officials timely meet their duties; h) Sign all the agreements and carry out all the acts intended to meet the corporate purpose; therefore, he may sell under any title the corporate properties, furniture and real estate and put them under pledge or mortgage; appear in court, transact and bind corporate businesses of any nature whatsoever; waive, file any kind of resources; receive quantities of money, make bank deposits; grant, write, endose and discount notes, checks, drafts, money orders and other securities, as well as holding, charging, paying and releasing them, etc.; give money in exchange and in general, represent the company in every act necessary for the the development of its corporate purpose, under the faculities indicated by the Board of Directors for such purpose; i) Organize, pursuant to the regulations issued by the Board of Directors, everything related to compensations, retirement, bonuses and employee benefits; j) Designate any employee considered necessary for the appropriate performance of the Corporation and whose apoointment is not delegated by the Shareholders' General Assembly's or the Board of Directors' by-laws, indicate their funcitions and assignments; **k)** Exercise all the functions delegated by the Board of Directors, the ones conferred by the laws and by-laws, and all the functions related to his position; and l) Delegate with the previous autorization of the Board of Directos, some of the atributions subject to be delegated in one or several of his officials or employees either transitorily or permanently. **m)** Submit to the Board of Directors and make sure of the compliance of the specific measures related to the management of the company, its behavior and information, in order to ensure respect for the right of its investors, appropriate management of its businesses and public knowledge of its activity. n) Ensure the respect of the right of the shareholders and other investors, pursuant to the parameters established by the market control entities. o) Supply timely, complete and real information to the market about its financial statements and about the business behavior, with not prejudice of articles 23 and 48 , law 222, 1995. p) Compile in a Good Ruling Code to be submitted to the Board of Directors for approval, all the regulations and mechanisms legally required, rules, the Shareholders' General Assembly, the by-laws, and in general, all the best practices of a good corporate ruling. This code should be permanently kept at the Corporation's headquarters and should be available to investors.

ARTICLE 57. The Statutory Auditor's functions are: **a)** Make sure that the operations carried out by the company meet legal standards, the by-laws provisions, and the decisions of the General Assembly Meeting and the Board of Directors; b) Submit written reports to the General Assembly, the Board of Directors and the President, as the case may be, about any irregularity that may occur in the Corporation's operations and its business development; c) Cooperate with government entities in charge of inspecting and watching the Corporation and submit them any necessary or requested report and document; d) Watch for the observance of proper accounting practices by the

Corporation, for the maintenance of the Minute books of the Shareholders' General Assembly Meeting, the Board of Directors' meetings and to maintain all the necessary receipts, and providing all the necessary instructions to achieve those purposes; **e)** Inspect the corporation's properties and make sure all the conservation and safety measures are taken for its goods and for the goods under its custody; **f)** Give instructions, carry out inspections and request all the necessary reports for the permanent control of the corporate values; g) Authorize with his signature the balance of the Corporation and submit the accompanying report or opinion; h) Convoke the General Assembly to extraordinay meetings whenever deemed neessary or when required by a plural number of shareholders representing at least one fourth of the subscribed shares; i) Make sure all the insurance polices that cover the Corporation's goods and any good pledged in its favor, are timely issued and renewed; j) Make sure all the issues related to the obligatory life insurance and retirement pensions, are appropriately managed; k) Provide a written report to the General Assembly about the compliance of his duties and the result of his activity; **l)** Make sure the Corporation's management meets the specific durties established by vigilance entities, particularly the ones involving information and the Good Ruling Code; m) Meet all the other functions indicated by the law or the by-laws, and the ones assigned by the General Assembly or the Board of Directos which are compatible with the above menntioned duties.

Next, the Shareholders unanimously decided, that 100 percent of the common shares and non-voting prefered shares were present at the meeting, to approve the mentioned reform, empowering the Legal Representative to carry out all the necessary proceedings to include the Corporation's by-laws in the formalization of the reform.

IV. DESIGNATING A COMMISION TO STUDY ON BEHALF OF THE NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS THE MINUTE OF SUCH MEETING.

PROPOSITION No. 1

The Common General Assembly Meeting of Corporación Financiera del Valle S.A. with the powers conferred by article 34 of the by-laws,

RESOLVES:

To designate a commision made up by Mrs. Amparo Murillo Betancourt and Mr. Juan Carlos Parra to study and approve on behalf of the General Assembly of the Corporation minute No. 052 of the September 10, 2001 meeting.

This proposal was approved by all the Common Shareholders and by the Non-voting Preferred Shockholders present at the meeting.

At 5:30 p.m., and as there ~~was no other subject to be treated,~~ the session was adjourned.

ALEJANDRO ZACCOUR URDINOLA
President

OSCAR CAMPO SAAVEDRA
Secretary

Report from the commission appointed to aprove this Minute.

"Cali, September 21, 2001

CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

Hereby we are approving Minute No. 010 from the General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of the Corporation, held on September 19, 2001 in our quality of delegates for such purpose.

Sincerely,

YESID ANTONIO QUINTERO CORREA **JUAN CARLOS PARRA**

FILE No. 823437



CORPORACION FINANCIERA DEL VALLE S.A.

ACTA No. 052

En la Ciudad de Santiago de Cali, a los veinte (20) días del mes de Septiembre del año dos mil uno (2001), siendo las 5:00 p.m., se reunió en el piso 30 de las oficinas de la Corporación Financiera del Valle S.A., la Asamblea General Extraordinaria de Accionistas, previa convocatoria realizada por medio de aviso publicado en los Diarios El País y La República, el lunes veintisiete (27) de Agosto de 2001.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 19 de septiembre de 2001 a las 11:00 a.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47 piso 23, de la ciudad de Cali, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Extraordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones, que se llevará a cabo el 20 de septiembre de 2001.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas que se realizará el 20 de septiembre de 2001, a partir de las 5:00 p.m., en las Oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 30, de la ciudad de Cali.

El orden del día será el siguiente:

1. Verificación del Quórum.
2. Lectura del Orden del Día.
3. Reforma Estatutaria: Código de Buen Gobierno.
4. Designación de la Comisión que a nombre de la Asamblea General estudie y apruebe el Acta correspondiente a dicha reunión.

Se ruega a los Señores Accionistas que no puedan concurrir personalmente a las Asambleas, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, Agosto 27 de 2001"

Además el veintisiete (27) de Agosto de 2001, fue dirigida a cada uno de los accionistas ordinarios, a la dirección que de ellos aparece registrada en la Corporación, la siguiente comunicación:

"Cali, 27 de agosto de 2001

Señores
«NOMBRE»
«CARGO»
«DIRECCION»
«CIUDAD»

Por la presente me permito informarle(s) que la Presidencia de la Corporación ha convocado a Asamblea General Extraordinaria de Accionistas para que tenga lugar el 20 de Septiembre próximo a las 5:00 p.m., en las Oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 30, de la ciudad de Cali, a cuyo efecto y en cumplimiento de los ordenamientos de los estatutos sociales se ha publicado el día 27 de agosto de 2001 en los diarios El País y La República el correspondiente aviso de convocatoria.

El Orden del Día será el siguiente:

1. Verificación del Quórum.
2. Lectura del Orden del Día.
3. Reforma Estatutaria: Código de Buen Gobierno.
4. Designación de la Comisión que a nombre de la Asamblea General estudie y apruebe el Acta correspondiente a dicha reunión.

A esta Asamblea han sido convocados los Accionistas Ordinarios y los Accionistas con Dividendo Preferencial y sin Derecho a Voto para que ejerzan el derecho a voto que les corresponde en los términos de la Ley y de acuerdo con el Reglamento que rige la emisión de esta clase de acciones.

Se ruega a los Señores Accionistas que no puedan concurrir personalmente a la Asamblea, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el

nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del Certificado de Existencia y Representación de quien lo otorga, actualizado.

Adjunto encontrará(n) un formato de poder el cual puede(n) utilizar para designar su representante en la Asamblea.

Atentamente,

(Fdo.)
OSCAR CAMPO SAAVEDRA
Secretario General"

I. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste indicó que se encontraban 45.438.240 acciones ordinarias de las 56.725.353 acciones ordinarias que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 5.674.239 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones en que se encuentra dividido el capital social de la Corporación en esta clase de acciones, lo que representa el 83.06% y el 61.02% respectivamente, así:

Acciones Ordinarias

Accionista	No. Acciones	Representada	Calidad
Allojos S.A.	100.800	Miryam Caicedo Rosas	Apoderada
Amalfi S.A.	4.880.142	Juan Carlos Parra	Apoderado
Aseguradora Colseguros S.A.	2.034	Juan Carlos Parra	Apoderado
Banco Anglo Colombiano	667.375	Yolanda Quintero	Apoderada
Banco de Bogotá	5.963.476	Jairo Villaquirán Polanía	Apoderado
Banco de Crédito	4.144	Diana María Peña Aguirre	Apoderada
Banco de Occidente	1.581.853	Juan Carlos Parra	Apoderado
Banco Popular	4.727.523	José María Domínguez	Apoderado

Accionista	No. Acciones	Representada	Calidad
Banco Santander Colombia S.A.	729.076	Jorge Eduardo Soto Mejía	Apoderado
Cementos del Valle S.A.	1.828.601	Herman Cifuentes	Apoderado
Comité Departamental de Cafeteros del Valle del Cauca	4.011.485	Amparo Murillo Betancourt	Apoderada
Consuelo Scarpetta Gnecco	20.650	Juan Carlos Parra	Apoderado
Corporación Andina de Fomento	1.767.564	Alberto José Fajardo Roa	Apoderado
Corporación Autónoma Regional del Cauca	113.712	Liliana Fernández Vargas	Apoderada
Corporación Financiera Colombiana S.A.	127.298	Cecilia Esperanza Garzón	Apoderada
Corporación Financiera del Norte S.A.	86.283	Adriana Zambrano	Apoderada
Corporación Universitaria Autónoma de Occidente	190.314	Diego Smith	Apoderado
Federación Nacional de Cafeteros de Colombia	441.315	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros de Colombia como Administradora del Fondo Nacional del Café	1.205.947	Amparo Murillo Betancourt	Apoderada
Fideicomiso de Occidente S.A. – Fideicomiso de Garantía No. 4-1136 Fideicomiso Beal	1.158.213	Ligia Domínguez de Carreño	Apoderada
Fiduciaria del Pacífico S.A.- Fideicomiso FA-3.0089 FMGA-032	61.406	Angela Marrugo Ruíz	Apoderada

Accionista	No. Acciones	Representada	Calidad
Fiducia Mercantil Irrevocable de Administración, Garantía y Pagos Azucarera del Valle	1.567.887	Mario Ruíz	Apoderado
Fondo de Garantías de Instituciones Financieras - Fogafín	258.048	Pedro Valencia Pinzón	Apoderado
Fondo de Pensiones Obligatorias Porvenir	1.300.000	Cecilia Esperanza Guzmán	Apoderada
Fondo de Cesantías Porvenir	1.000.000	Cecilia Esperanza Guzmán	Apoderada
Fondo de Pensiones Voluntarias Porvenir	500.666	Cecilia Esperanza Guzmán	Apoderada
Fondo Crecimiento	159.444	Juan Carlos Parra	Apoderado
Fundación Smurfit Cartón de Colombia	25.928	Edgar Roberto Muñoz Urrego	Apoderado
Gloria Scarpetta de Piedrahíta	646.822	Juan Carlos Parra	Apoderado
Ingenio Riopaila S.A.	901.787	Ligia Domínguez de Carreño	Apoderada
Industrias de Envases S.A.	871.015	Vicente Borrero	Apoderado
Ingenio del Cauca S.A.	32.471	Vicente Borrero	Apoderado
Ingenio Providencia S.A.	3.203.688	Vicente Borrero	Apoderado
Inversiones Adelca S.A.	158.200	Miryam Caicedo Rosas	Apoderada
Inversiones Nacionales S.A.	802.229	Ligia Domínguez de Carreño	Apoderada
Inversiones Industriales, Comerciales y Financieras S.A.	9.265	Ligia Domínguez de Carreño	Apoderada
Inversiones Mónaco S.A.	2	Miryam Caicedo Rosas	Apoderada
Inversora Ulloza Ltda.	2.737	Miryam Caicedo Rosas	Apoderada

Accionista	No. Acciones	Representada	Calidad
Inversiones y Promociones S.A.	450.345	Miryam Caicedo Rosas	Apoderada
Irma Cecilia Caicedo de Botero	23.321	Ligia Domínguez de Carreño	Apoderada
Jaboneda S.A.	50.931	Miryam Caicedo Rosas	Apoderada
Jorge Alberto Valencia	2.221	Jorge Alberto Valencia	Propietario
La Occidental Ltda.	12.109	Ligia Domínguez de Carreño	Apoderada
Lilly Scarpetta Gnecco	646.984	Juan Carlos Parra	Apoderado
Mario Scarpetta Gnecco	653.586	Juan Carlos Parra	Apoderado
Nelly Ulloa de González	9.676	Ligia Domínguez de Carreño	Apoderada
Nestor Duque Salazar	121	Nestor Duque Salazar	Propietario
Palmas Aceiteras de Colombia Ltda.	32.822	Miryam Caicedo Rosas	Apoderada
Price Waterhouse Coopers	12.643	Pedro Mercado Navarro	Apoderado
Standard Chartered Bank	1.642.582	Alberto José Fajardo Roa	Apoderado
Sociedad Promotora Agroindustrial Cafetera Ltda.	442.905	Amparo Murillo Betancourt	Apoderada
The Industrial Bank of Japan Ltda.	1.970.888	Juan Carlos Parra	Apoderado
Universidad Católica de Manizales	24.462	Amparo Mesa Upegüi	Apoderada
Zarife Ltda.	31.348	Guillermo Alberto Chaux	Apoderado
Total	**47.116.344**		

Acciones con Dividendo Preferencial y sin Derecho a Voto

Accionista	No. Acciones	Representada	Calidad
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Esperanza Garzón	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Esperanza Garzón	Apoderado
Ismael Medina Lima	73	Ismael Medina Lima	Nombre Propio
Nestor Duque Salazar	14	Nestor Duque Salazar	Nombre Propio
Yesid Antonio Quintero Correa	28.072	Yesid Antonio Quintero	Nombre Propio
Total	**5.674.239**		

Por lo anterior hay quórum para delibera y decidir. También estuvo presente la Doctora Victoria Eugenia Zuluaga por parte de Arthur Andersen.

II. LECTURA DEL ORDEN DEL DIA

Los asistentes por unanimidad aprobaron el siguiente orden del día:

1. Verificación del quórum.

2. Lectura del Orden del Día.

3. Reforma Estatutaria: Código de Buen Gobierno.

4. Designación de la Comisión que a nombre de la Asamblea General estudie y apruebe el Acta correspondiente a esta reunión.

III. REFORMA ESTATUTARIA: CODIGO DE BUEN GOBIERNO.

El Presidente informó a los asistentes que tal como lo comentó en la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto realizada en el día de ayer, esta Asamblea Extraordinaria tiene como objeto, aprobar una reforma estatutaria con el fin de atemperar los estatutos sociales a la Resolución 275 de mayo de 2001 de Superintendencia de Valores.

La mencionada Resolución establece los requisitos que deben acreditar todas las personas privadas y públicas, como condición para que los Fondos de Pensiones inviertan sus recursos en los títulos que esas sociedades emiten, para lo cual deben compilar en un documento las políticas internas en materia de Buen Gobierno.

Los artículos que se modificarán son los números 47, 52 y 57, los cuales quedarán así:

ARTICULO 47. Son funciones de la Junta Directiva: **a)** Nombrar y remover libremente al Presidente y a los Vicepresidentes Ejecutivos de la Corporación y señalarles sus asignaciones; **b)** Crear cuando lo juzgue conveniente, los cargos de Vicepresidente, señalarles sus funciones, nombrar y remover libremente a las personas que deban desempeñarlos y fijarles las asignaciones respectivas; **c)** Crear Comités para que estudien y decidan sobre asuntos determinados así como investirlos de las atribuciones que a bien tenga, dentro de las que a ellos corresponden y señalar la remuneración de sus integrantes. Estos Comités de carácter permanente o temporal podrán estar conformados por miembros de la Junta Directiva y/o por miembros externos. El Presidente de la Junta Directiva será integrante por derecho propio de todos los Comités que se creen; **d)** Decretar el establecimiento y la supresión de sucursales dentro del territorio Nacional o fuera de él, previo el cumplimiento de los requisitos establecidos en la Ley; y señalar los poderes y atribuciones del Administrador y del Comité Asesor de éste, si juzga conveniente crear el Comité, así como reglamentar el funcionamiento de cada sucursal. Así mismo ordenar la apertura o supresión de Agencias o dependencias de la Corporación en cualquier lugar; **e)** Convocar a la Asamblea General a reuniones extraordinarias cuando lo considere conveniente y cuando se lo solicite un número plural de accionistas que represente, por lo menos, la cuarta parte de las acciones colocadas. En este último caso, la convocatoria se hará dentro de los diez (10) días siguientes a aquel en que se presente a la consideración de la Junta la solicitud; **f)** Presentar para su aprobación en las reuniones ordinarias de la Asamblea General el balance general de fin de ejercicio; en detalle completo de la cuenta de pérdidas y ganancias; y un proyecto de distribución de utilidades; **g)** Presentar a la misma Asamblea General de Accionistas un informe sobre la situación económica y financiera de la Corporación con inclusión en él de todos los datos contables y estadísticos que exige la Ley, así como sobre la marcha de los negocios y sobre las reformas y ensanches que estime aconsejables para el mejor desarrollo del objeto social. Este informe puede ser el mismo formulado por el Presidente, si estuviere de acuerdo con él, o uno distinto o simplemente complementario; **h)** Determinar cuándo y sobre que bases se lanzan al mercado las acciones reservadas o las que posteriormente se emitan, a menos que la Asamblea General de Accionistas dé a dichas acciones destinación especial; **i)** Autorizar la contratación de empréstitos nacionales o extranjeros y la emisión de bonos, señalando el monto de los mismos, el valor nominal de cada bono, el lugar y forma de pago, el sistema de amortización y las demás condiciones de emisión; **j)** Reglamentar lo relativo al fondo especial de recompensas, jubilaciones y auxilios para los empleados; **k)** Cumplir y hacer cumplir las decisiones de la Asamblea General y las suyas propias; y servir de órgano consultivo permanente del Presidente de la Corporación; **l)** Autorizar al Presidente de la Corporación para gravar, hipotecar o dar en prenda los bienes raíces o muebles de la sociedad; **m)** Decidir si las diferencias que ocurran con motivo del ejercicio social se comprometen o transigen; y, autorizar al

Presidente de la Compañía para la celebración de tales contratos y la realización de los actos que ellos impliquen. Cuando haya diferencias entre la Corporación y uno de sus accionistas con motivo del contrato social, nombrar el árbitro o árbitros que aquella debe designar y el apoderado que la debe representar ante el Tribunal de Arbitramento; **n)** Facultar al Presidente de la Corporación para que celebre todo acto o contrato, distinto de los indicados en los literales anteriores. No obstante, la Junta Directiva podrá facultar al Presidente para que celebre libremente actos o contratos en las cuantías que estime convenientes; **ñ)** Ejercer todas las demás funciones señaladas en estos estatutos y las necesarias o convenientes para el cumplido manejo de los negocios sociales y el de las empresas en que tome interés, pues en la Junta Directiva se entiende delegado el más amplio mandato para hacer, ejecutar o celebrar así como para controlar el cumplimiento de todo acto, o contrato comprendido expresa o legalmente dentro del objeto social, tal como lo define el artículo 3°. de estos estatutos y no atribuido expresamente a la Asamblea General de Accionistas. **o)** Autorizar al Presidente para que en forma permanente o transitoria, delegue alguna o algunas de sus atribuciones y funciones en uno o varios de los funcionarios o empleados de la Corporación. **p)** Adoptar las medidas específicas respecto del gobierno de la sociedad, su conducta y su información, con el fin de asegurar el respeto de los derechos de quienes inviertan en sus acciones o en cualquier otro valor que emitan, la adecuada administración de sus asuntos y el conocimiento público de su gestión. **q)** Velar por el respeto a los derechos de todos sus accionistas y demás inversionistas en valores, de acuerdo con los parámetros fijados por los órganos de regulación del mercado. **r)** Aprobar un Código de Buen Gobierno que contendrá todas las normas, políticas y mecanismos exigidos por la ley, los reglamentos, la Asamblea General de Accionistas, los estatutos, y en general las mejores prácticas de buen gobierno corporativo.

ARTICULO 52. Son funciones del Presidente de la Corporación, o de quien haga sus veces, las siguientes: **a)** Representar a la Corporación judicial o extrajudicialmente y usar la firma social; **b)** Convocar a la Asamblea General de Accionistas y a la Junta Directiva a reuniones extraordinarias cuando lo juzgue conveniente; **c)** Presentar a la Asamblea General de Accionistas en sus sesiones ordinarias un informe detallado sobre la marcha general de los negocios y empresas sociales, sobre las reformas introducidas y las que a su juicio sea inconveniente acometer en sus métodos de trabajo y sobre las perspectivas de los mismos negocios; **d)** Presentar conjuntamente con la Junta Directiva, las cuentas, inventarios y balance general de cada ejercicio, con un proyecto de distribución de utilidades o de cancelación de pérdidas líquidas y el informe de que trata el numeral anterior; **e)** Mantener a la Junta Directiva permanente y detalladamente informada de la marcha de los negocios sociales y suministrarles todos los datos e informes que le soliciten; **f)** Otorgar los poderes necesarios para la inmediata defensa de los intereses sociales cuando la Corporación sea demandada e informar a la Junta Directiva para que ésta decida lo definitivo acerca del nombramiento del apoderado y de sus facultades; **g)** Cumplir y hacer cumplir las decisiones de la Asamblea General de Accionistas, de la Junta Directiva y de los Comités que esta cree y velar porque los empleados y demás funcionarios de la sociedad cumplan oportunamente los deberes de su cargo; **h)** Celebrar todos los contratos y ejecutar todos los actos que tiendan al cumplimiento del objeto social; por tanto podrá enajenar a cualquier título los bienes sociales; muebles e inmuebles y darlos en prenda o hipoteca; comparecer en juicio, transigir y

comprometer los negocios sociales, de cualquiera naturaleza que fueren; desistir, interponer todo género de recursos; recibir en mutuo cualquier cantidad de dinero, hacer depósitos en bancos y agencias bancarias; otorgar, girar, endosar y descontar pagarés, letras de cambio, cheques, giros, libranzas y demás títulos valores, así como tenerlos, cobrarlos, pagarlos, descargarlos, etc,; dar dinero a título de mutuo y en general llevar la representación en todos los actos necesarios para el desarrollo del objeto social, dentro de las facultades que para tal efecto le señale la Junta Directiva; **i)** Organizar, de acuerdo con la reglamentación que dicte la Junta Directiva, todo lo relativo a recompensas, jubilaciones, auxilios y prestaciones sociales de los empleados; **j)** Designar los empleados que considere necesarios para la buena marcha de la Corporación y cuyo nombramiento no esté delegado por estos estatutos a la Asamblea General de Accionistas o a la Junta Directiva, señalarles sus funciones y darles sus asignaciones; **k)** Ejercer todas las funciones que le delegue la Junta Directiva, las que le confieren las leyes y estos estatutos; y aquellas que por la naturaleza de su cargo le corresponden; y **l)** Delegar con la previa autorización de la Junta Directiva, alguna o algunas de sus atribuciones delegables en uno o en varios de los funcionarios o empleados de la Corporación, transitoria o permanentemente. **m)** Presentar a la Junta Directiva y velar por su permanente cumplimiento, las medidas específicas respecto del gobierno de la sociedad, su conducta y su información, con el fin de asegurar el respeto de los derechos de quienes inviertan en sus acciones o en cualquier otro valor que emitan, la adecuada administración de sus asuntos y el conocimiento público de su gestión. **n)** Asegurar el respeto de los derechos de los accionistas y demás inversionistas en valores, de acuerdo con los parámetros fijados por los órganos de control del mercado. **ñ)** Suministrar al mercado información oportuna, completa y veraz sobre sus estados financieros y sobre su comportamiento empresarial y administrativo, sin perjuicio de lo establecido por los artículos 23 y 48 de la ley 222 de 1995. **o)** Compilar en un Código de Buen Gobierno que se presentará a la Junta Directiva para su aprobación, todas las normas y mecanismos exigidos por la ley, los reglamentos, la Asamblea General de Accionistas, los estatutos, y en general las mejores prácticas de buen gobierno corporativo. Este Código deberá mantenerse permanentemente en las instalaciones de la Corporación a disposición de los accionistas e inversionistas para su consulta.

ARTICULO 57. Son Funciones del Revisor Fiscal: **a)** Cerciorarse de que las operaciones que se celebren o cumplan por cuenta de la sociedad se ajusten a las normas legales, a las prescripciones de los estatutos y a las decisiones de la Asamblea General y de la Junta Directiva; **b)** Dar cuenta oportunamente y por escrito a la Asamblea General, a la Junta Directiva ó a el Presidente, según los casos, de las irregularidades que ocurran en el funcionamiento de la Corporación y en el desarrollo de sus negocios; **c)** Colaborar con las entidades gubernamentales que ejerzan la inspección y vigilancia de la Compañía y darles los informes y enviarles los documentos a que haya lugar o le sean solicitados; **d)** Velar porque se lleven regularmente la contabilidad de la Corporación y los libros de Actas de las reuniones de la Asamblea General de Accionistas, de la Junta Directiva y porque se conserven debidamente la correspondencia y los comprobantes de las cuentas, impartiendo las instrucciones necesarias para el logro de esos fines; **e)** Inspeccionar asiduamente los bienes de la sociedad y procurar que se tomen oportunamente las medidas de conservación y seguridad de los mismos y de los que ella tenga en custodia o en garantía; **f)** Impartir las instrucciones, practicar las inspecciones y solicitar los

informes que sean necesarios para establecer un control permanente sobre los valores sociales; **g)** Autorizar con su firma cualquier balance de la Corporación que se elabore y acompañarlo de su dictamen e informe correspondiente; **h)** Convocar a la Asamblea General a reuniones extraordinarias cuando lo juzgue necesario o cuando se lo solicite un número plural de accionistas que represente por lo menos la cuarta parte de las acciones suscritas; **i)** Ver que todas las pólizas de seguro que amparan los bienes de la Corporación y los gravados en su favor sean oportunamente expedidas y renovadas; **j)** Velar porque lo relativo al seguro de vida obligatorio y a las pensiones de jubilación, a cargo de la Corporación, esté bien organizado y funcione correctamente; **k)** Rendir a la Asamblea General en sus reuniones ordinarias un informe escrito sobre el cumplimiento de sus deberes y el resultado de sus labores; y **l)** Velar porque la administración de la Corporación, cumpla con los deberes específicos establecidos por los organismos de vigilancia, especialmente con los vinculados a los deberes de información y al Código de Buen Gobierno. **m)** Cumplir las demás funciones que le señalan las leyes o los estatutos, y las que siendo compatibles con las anteriormente enunciadas, le encomiende la Asamblea General o la Junta Directiva.

A continuación los Accionistas decidieron por unanimidad, es decir por el ciento por ciento de las Acciones Ordinarias y Acciones con Dividendo Preferencial y sin Derecho a Voto presentes en la reunión aprobar la mencionada reforma, facultando al Representante Legal para realizar todas las gestiones necesarias para llevarla a cabo y aprobaron que en la escritura de solemnización de la reforma, se transcriban de manera integral los estatutos sociales de la Corporación.

IV. DESIGNACION DE LA COMISION QUE A NOMBRE DE LA ASAMBLEA GENERAL ESTUDIE Y DE SU APROBACION AL ACTA CORRESPONDIENTE A ESTA REUNION.

PROPOSICION No. 1

La Asamblea General Ordinaria de Accionistas de la Corporación Financiera del Valle S.A., en uso de las facultades que le confiere el Artículo 34 de los Estatutos Sociales,

RESUELVE:

Desígnase una Comisión integrada por los Doctores Amparo Murillo Betancourt y Juan Carlos Parra para que a nombre de la Asamblea General de Accionistas de la Compañía estudie el acta No. 052 correspondiente a la reunión de hoy 20 de Septiembre de 2001, y le dé su aprobación.

Esta proposición fue aprobada por todos los Accionistas Ordinarios como por los Accionistas con Dividendo Preferencial y sin Derecho a Voto presentes en la reunión.

Siendo las 5:30 p.m. y no habiendo más asuntos que tratar se levantó la sesión.

(Fdo.)
ALEJANDRO ZACCOUR URDINOLA
Presidente

(Fdo.)
OSCAR CAMPO SAAVEDRA
Secretario

Informe de la Comisión nombrada para la aprobación de la presente Acta.

"Cali, 21 de Septiembre de 2001

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados señores:

Por la presente nos permitimos dar aprobación al Acta No. 052 correspondiente a la reunión de la Asamblea General de Accionistas de la Corporación, realizada el 20 de Septiembre de 2.001.

Atentamente,

(Fdo.)
AMPARO MURILLO BETANCOURT

(Fdo.)
JUAN CARLOS PARRA"

MINUTE No. 010

In the city of Santiago de Cali, on September 19 , 2001, at 11:00 a.m., the 10th General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of Corporación Financiera del Valle S.A., held a meeting at the Board Room of Corporacion Financiera del Valle S.A., piso 23, with prior notice made through an announcement on El Pais and La Republica newspapers, on August 27, 2001.

The text of such notice reads as follows:

"THE PRESIDENT OF
CORPORACIÓN FINANCIERA DEL VALLE S.A.
SUMMONS:

To the General Assembly of Shareholders with Preferential Dividend and without Right to Vote to be held on September 19, 2001 at 11:00 a.m. in the offices of Corporación Financiera del Valle S.A., located in Calle 10 # 4 - 47, 23rd floor, of the city of Cali, so the holders of this kind of shares decide if they exercise directly or through their Representative Cititrust Colombia S.A. Fiduciary Society, the voting rights to which they are entitled to in the Special General Assembly of Shareholders, under the terms set by Law and under the Rules that governs the issuance of these shares to be held on September 20, 2001.

Likewise, it summons the Ordinary Shareholders and the Shareholders with Preferential Dividend and without Rights to Vote to the Special General Assembly of Shareholders to be held on September 20, 2001, beginning at 5:00 p.m, in the Offices of Corporación Financiera del Valle S.A., located in Calle 10 # 4 – 47, 30th floor, of the city of Cali.

The agenda will be as follows:

1. Quorum Verification.
2. Order of the Day.
3. Statutory Reforms: Code of Good Administration.
4. Appointment of the Commission that on behalf the General Assembly studies and approves the Minutes of this meeting.

I do request the Shareholders that cannot attend in person to those Assemblies, to grant written powers that represent them, addressed to the President of the Corporation, indicating the representative's name, the name of the person upon whom such Representative may substitute this proxy, and the kind of shares that he/she represents.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, August 27, 2001"

Furthermore, on August 27, 2001, each common shareholder was sent the following notice, at their registered addresses:

"Cali, August 27, 2001

Mr.

Hereby I am confirming that the Corporation's Presidency has called an Assembly Meeting of Non-Voting Preferred Dividend Shareholders to be held next September 19 at 11:00 a.m. at the Corporacion Financiera del Valle headquarters located at Calle 10 #4-47, piso 23 in the city of Cali. The holders of such shares shall decide whether to exercise directly or through their Representative, Cititrust Colombia S.A., Sociedad Fiduciaria, the voting rights they have at the General Common Meeting, under the terms of the Law and pursuant to the Regulations governing such type of shares.

The Extraordinary Meeting of Common Shareholders will be held on September 20, 2001 at the Corporacion Financiera del Valle headquarters located at Calle 10 #4-47, piso 23 in the city of Cali. The holders of such shares shall decide whether to exercise their powers directly or through their Representative, pursuant to decisions of the September 19th 2001 Meeting.

The order of the day is th following:

1. Quorum Verification.
2. Order of the Day.
3. Statutory Reforms: Code of Good Administration.
4. Appointment of the Commission that on behalf the General Assembly studies and approves the Minutes of this meeting.

The Shareholders who may not personally attend the meetings, are kindly requested to designate the proxies representing them, pursuant to Article 24 of the by-laws, through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

I am accompanying this letter with a power form to be used to appoint your proxy in the Assembly.

(Signed.)
OSCAR CAMPO SAAVEDRA
General Secretary"



COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 17 ENE. 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

I. QUORUM VERIFICATION

The President asked the Secretary to advise about the number of shares that were present or duly represented and the Secretary said that there were 5,727,594 shares out of the 9,298,994 Non-Voting Preferred Dividend shares of Corporacion Financiera del Valle, that have been subscribed and paid, accounting for 61.59%, as follows:

Shareholder	No. of Shares	Represented	
Alberto Gaviria Santacruz	10.575	Helen Bohorquez Barbosa	Apoderada
Alfredo Londoño Galvis	12.546	Alfredo Londoño Galvis	Propietario
Beatriz Osorno Calero	86	Juan Carlos Parra	Apoderado
Bernardo Escobar Jaramillo	4.958	Juan Carlos Parra	Apoderado
Carmen Helena Vega	14	Juan Carlos Parra	Apoderado
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Esperanza Garzón	Apoderada
Daniel Raffo Osorno	42	Juan Carlos Parra	Apoderado
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Esperanza Guzmán	Apoderada
Jhon dė Jesús Sanín Hernández	145	Juan Carlos Parra	Apoderado
Juan Felipe Raffo Henao	102	Juan Carlos Parra	Apoderado
Juliana Raffo Osorno	42	Juan Carlos Parra	Apoderado
Jorge Rodríguez Villada	2.905	Juan Carlos Parra	Apoderado
Lilly Scarpetta Gnecco	4.618	Juan Carlos Parra	Apoderado
Lyda Lalinde Calero	638	Juan Carlos Parra	Apoderado
Nestor Duque Salazar	14	Nestor Duque Salazar	Propietario
Rosalba Rodríguez de Ruiz	42	Gonzalo Ruíz Rodríguez	Apoderado
Teresita Osorio Jaramillo	16.715	Yesid Antonio Quintero	Apoderado

Shareholder	No. of Shares	Represented	
Yesid Antonio Quintero	28.072	Yesid Antonio Quintero	Propietario
	---------------		
Total	**5.727.594**		
	=========		

Therefore, the required quorum to deliberate and decide was present. Also Mrs. Victoria Eugenia Zuluaga representing the Statutory Auditor, was present.

II. READING OF THE ORDER OF THE DAY

The Assembly unanimously approved the following Order of the Day:

1. Quorum Verification.
2. Order of the Day.
3. Statutory Reforms: Code of Good Administration.
4. Appointment of the Commission that on behalf the General Assembly studies and approves the Minutes of this meeting.

III. STATUTORY REFORM: GOOD GOVERNMENT CODE

The President advised the Assembly that that he had called this meeting so that the shareholders decide whether they exercise directly or through their representative Cititrust Colombia S.A., the rights of the General Assembly Meeting to be held tomorrow.

The purpose of this Extraordinary Meeting, as it was advised when convoked, is to approve a statutory reform in order to adjust the corporate statutes to Resolution 275 of May 2001 from the Superintendencia de Valores.

The mentioned Resolution establishes the requirements that entitle private and public entities, as a condition for Pension Funds to invest their resources in securities issued by such companies, and for purpose they should compile in one document the internal policies related to Good Ruling practices.

Articles to be modified are numbers 47, 52 y 57, that will read as follows:

ARTICLE 47. The Board of Directors' Functions are: a) Freely appoint and remove the President and Executive Vicepresidents of the Corporation and indicate them their assignments; b) Create when deemed convenient, the positions of Vicepresident, indicate their functions, and

respective assignments; c) Create Committees to study and make decisions about specific issues as well as invest them with the powers deemed convenient, and determine the compensation of their members. Such Committees are either permanent or temporary, they can be made up by Board of Directors' members and/or by all the Committees created; d) Decree the establishment and elimination of branch offices throughout the National territory or abroad, with prior compliance with Law requirements; and indicate the powers and authority of the Manager and the Manager's Consultant Committee, if the creation of such Committee is deemed convenient, as well as regulate the management of each branch office. Also, command the opening or closing of Agencies or branch offices of the Corporation in any place; e) Call the General Assembly to extraordinary meetings when deemed convenient or when required by a plural number of shareholders representing at least one fourth of the outstanding shares. In this latter case, the call to the meeting will be made within ten (10) days after the request has been submitted to the Board of Director's consideration; f) Submit the year- end general balance to the General Assembly Meetings; providing a detailed report of profits and lossess; and a profit distribution project; g) Submit to the same Shareholders' General Assembly a report about the Corporation's economic and financial stituation including accounting and statistic data required by law, as well as the course of businesses and the reforms and enlargements deemed benefitial for the corporate purpose development. This report may be the same one submitted by the President, if he agrees, or a different or complementary one; h) Determine when and on which basis to launch reserved shares or the ones subsequently issued, unless the Shareholders' General Assembly determines a special destination to such shares; i) Authorize to contract national and foreign loans and the issuance of bonds, indicating their amount, the par value of each bond, and the payment place and form, the amortization system and other conditions of the issuance; j) Regulate all the matters related to the special compensation fund, retirement, and employee benefits; k) Conform and make others conform with the General Assembly's decisions and its own decisions; and serve as the permanent consulting body of the Corporation's President; l) Authorize the Corporation's President to encumber, mortgage or pledge the firm's assets; m) Decide whether any dispute arising in relation to the corporate purpose is compromised or agreed; and authorize the Corporation's President to make such agreements and the acts therein related. In case of any dispute between the Corporation and its shareholders related to their agreement, appoint the arbitrator or arbitrators and the proxy to represent the firm before the Court of Arbitration; n) Empower the President to make any act or agreement, other than the ones indicated on the previous paragraphs. However, the Board of Directors may empower the President to freely make acts or agreements for the amounts deemed convenient; o) Exercise any other function provided on these by-laws and the ones deemed necessary or convenient for the appropriate performance of businesses and the companies where it holds an interest, as the Board of Directors has been conferred the most comprehensive mandate to exercise, make as well as control the performance of every act or agreement included either expressly or legally within the corporate purpose, as defined on article 3 of these by-laws and not expressly ascribed to the Shareholders' General Assembly; p) Authorize the President to either permanently or transitorily, delegate one or some of its powers and functions on one or several Corporation's officials or employees; q) Implement specific measures related to the corporation's government, its behavior and information, in order to ensure respect for the rights of investors, the appropriate

management of its businesses and public knowledge of its management; r) Observe respect to the rights of all its shareholders and other investors, pursuant to the parameters fixed by the market regulation entities; s) Approve the Good Ruling Code that contains standards, policies and mechanisms required by the law, the regulations, the Shareholders' General assembly Meeting, the by-laws and in general, the best corporate ruling practices.

ARTICLE 52. The functions of the Corporation's President or whoever takes his place are the following: a) Represent the Corporation judicially or extrajudicially and use the corporate purpose; **b)** Convoke the Shareholders' General Assembly and the Board of Directors to extraordinary meetings whenever deemed convenient; c) Submit to the Shareholders' General Assembly during their common sessions a detailed report about its business performance, on any reformmr implemented and about the perspectives of the buisnesses themselves; d) Submit along with the Board of Directors, the accounts reports, inventories, general balance of each year, accmpanied with a profit distribution project or cancelation of report liquid losses and the report of previous paragraph; e) Continuously advise the Board on the businesses performance and provide them all the data and reports as required; f) Grant the necessary power for the immediate defense of the corporate interests when the Corporation is in a suit and advise the Board of Directors so the latter decides on the appointment of the legal advisor and his faculities; g) Comply and make others comply with the dicisions of the Shareholders' General Assembly, the Board of Directors and any Committee created by the latter, and make sure that the company's employees and other officials timely meet their duties; h) Sign all the agreements and carry out all the acts intended to meet the corporate purpose; therefore, he may sell under any title the corporate properties, furniture and real estate and put them under pledge or mortgage; appear in court, transact and bind corporate businesses of any nature whatsoever; waive, file any kind of resources; receive quantities of money, make bank deposits; grant, write, endose and discount notes, checks, drafts, money orders and other securities, as well as holding, charging, paying and releasing them, etc.; give money in exchange and in general, represent the company in every act necessary for the the development of its corporate purpose, under the faculities indicated by the Board of Directors for such purpose; i) Organize, pursuant to the regulations issued by the Board of Directors, everything related to compensations, retirement, bonuses and employee benefits; j) Designate any employee considered necessary for the appropriate performance of the Corporation and whose apoointment is not delegated by the Shareholders' General Assembly's or the Board of Directors' by-laws, indicate their funcitions and assignments; **k)** Exercise all the functions delegated by the Board of Directors, the ones conferred by the laws and by-laws, and all the functions related to his position; and l) Delegate with the previous autorization of the Board of Directos, some of the atributions subject to be delegated in one or several of his officials or employees either transitorily or permanently. **m)** Submit to the Board of Directors and make sure of the compliance of the specific measures related to the management of the company, its behavior and information, in order to ensure respect for the right of its investors, appropriate management of its businesses and public knowledge of its activity. n) Ensure the respect of the right of the shareholders and other investors, pursuant to the parameters established by the market control entities. o) Supply timely, complete and real information to the market about its financial statements and about the business behavior, with not prejudice of articles 23 and 48 , law 222, 1995. p) Compile in a Good Ruling Code to be submitted to the Board of Directors for approval, all the regulations and mechanisms legally required, rules, the Shareholders' General Assembly, the by-laws, and in general, all the best practices of a good corporate ruling. This

code should be permanently kept at the Corporation's headquarters and should be available to investors.

ARTICLE 57. The Statutory Auditor's functions are: **a)** Make sure that the operations carried out by the company meet legal standards, the by-laws provisions, and the decisions of the General Assembly Meeting and the Board of Directors; b) Submit written reports to the General Assembly, the Board of Directors and the President, as the case may be, about any irregularity that may occur in the Corporation's operations and its business development; c) Cooperate with government entities in charge of inspecting and watching the Corporation and submit them any necessary or requested report and document; d) Watch for the observance of proper accounting practices by the Corporation, for the maintenance of the Minute books of the Shareholders' General Assembly Meeting, the Board of Directors' meetings and to maintain all the necessary receipts, and providing all the necessary instructions to achieve those purposes; **e)** Inspect the corporation's properties and make sure all the conservation and safety measures are taken for its goods and for the goods under its custody; **f)** Give instructions, carry out inspections and request all the necessary reports for the permanent control of the corporate values; g) Authorize with his signature the balance of the Corporation and submit the accompanying report or opinion; h) Convoke the General Assembly to extraordinay meetings whenever deemed neessary or when required by a plural number of shareholders representing at least one fourth of the subscribed shares; i) Make sure all the insurance polices that cover the Corporation's goods and any good pledged in its favor, are timely issued and renewed; j) Make sure all the issues related to the obligatory life insurance and retirement pensions, are appropriately managed; k) Provide a written report to the General Assembly about the compliance of his duties and the result of his activity; **l)** Make sure the Corporation's management meets the specific durties established by vigilance entities, particularly the ones involving information and the Good Ruling Code; m) Meet all the other functions indicated by the law or the by-laws, and the ones assigned by the General Assembly or the Board of Directos which are compatible with the above menntioned duties.

Next, the Shareholders unanimously decided, that 100 percent of the shares were present at the meeting to directly exercise their corresponding right at the Extraordinary General Assembly to be held on September 20.

V. DESIGNATING A COMMISION TO STUDY ON BEHALF OF THE NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS THE MINUTE OF SUCH MEETING.

PROPOSITION No. 1

The General Assembly Meeting of Non-Voting Preferred Dividend Stockholders with the powers conferred by article 36 of the by-laws,

RESOLVES:

To designate a commision made up by Mr. Yesid Antonio Quintero Correa and Mr. Juan Carlos Parra to study and approve on behalf of the General Assembly of Non-Voting Preferred Dividend Stockholders Minute of the September 19, 2001 meeting.

At 11:30 a.m., and as there was no other subject to be treated, the session was adjourned.

ALEJANDRO ZACCOUR URDINOLA
President

OSCAR CAMPO SAAVEDRA
Secretary

Report from the commission appointed to aprove this Minute.

"Cali, September 20, 2001

CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

Hereby we are approving Minute No. 010 from the General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of the Corporation, held on September 19, 2001 in our quality of delegates for such purpose.

Sincerely,

YESID ANTONIO QUINTERO CORREA

JUAN CARLOS PARRA


COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 17 ENE. 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

ACTA No. 010

En la Ciudad de Santiago de Cali, a los diecinueve (19) días del mes de Septiembre del año dos mil uno (2001), siendo las 11:00 de la mañana, se reunió en la Sala de Juntas de la Corporación Financiera del Valle S.A., piso 23, la décima (10) Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., previa convocatoria realizada por medio de aviso publicado en los Diarios El País y La República, el lunes veintisiete (27) de Agosto de 2001.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 19 de septiembre de 2001 a las 11:00 a.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47 piso 23, de la ciudad de Cali, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Extraordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones, que se llevará a cabo el 20 de septiembre de 2001.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Extraordinaria de Accionistas que se realizará el 20 de septiembre de 2001, a partir de las 5:00 p.m., en las Oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 30, de la ciudad de Cali.

El orden del día será el siguiente:

1. Verificación del Quórum.
2. Lectura del Orden del Día.
3. Reforma Estatutaria: Código de Buen Gobierno.
4. Designación de la Comisión que a nombre de la Asamblea General estudie y apruebe el Acta correspondiente a dicha reunión.

Se ruega a los Señores Accionistas que no puedan concurrir personalmente a las Asambleas, designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, Agosto 27 de 2001"

Además el veintisiete (27) de agosto de 2001, fue dirigida a cada uno de los accionistas, a la dirección que de ellos aparece registrada en la Corporación, la siguiente comunicación:

"Cali, 27 de agosto de 2001

Señor (a) (es)
«NOMBRE»
«DIRECCION»
«CIUDAD»

Por la presente me permito confirmar a Usted que la Presidencia de la Corporación ha convocado la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto para que tenga lugar el 19 de Septiembre próximo a las 11:00 a.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23, de la ciudad de Cali, para que los titulares de esta clase de acciones decidan si ejercitan directamente o a través de su Representante Cititrust Colombia S.A., Sociedad Fiduciaria, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de la Ley y de acuerdo con el Reglamento que rige la emisión de esta clase de Acciones.

La Asamblea General Extraordinaria de Accionistas Ordinarios se llevará a cabo el 20 de Septiembre de 2001 en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 30, de la ciudad de Cali. A esta reunión asistirán los Accionistas con Dividendo Preferencial y sin Derecho a Voto directamente o a través de su representante, de conformidad con lo que definan en la Asamblea del 19 de Septiembre de 2001.

El Orden del Día será el siguiente:

1. Verificación del Quórum.
2. Lectura del Orden del Día.
3. Reforma Estatutaria: Código de Buen Gobierno.
4. Designación de la Comisión que a nombre de la Asamblea General estudie y apruebe el Acta correspondiente a dicha reunión.

Mucho agradeceré a usted en el caso de no serle posible concurrir personalmente a la Asamblea, se haga representar en ella mediante poder conferido en cumplimiento de lo dispuesto en el Artículo 24 de los estatutos, por medio de comunicación dirigida al Presidente de la Corporación en que se indique el nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del certificado de existencia y representación legal de quien lo otorga, debidamente actualizado.

Con la presente tengo el gusto de hacer llegar a usted un formato de poder el cual pueden utilizar para designar su representante en la Asamblea.

Atentamente,

(Fdo.)
OSCAR CAMPO SAAVEDRA
Secretario General"

I. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste informó que se encontraban 5.727.594 acciones de las 9.298.994 acciones con Dividendo Preferencial y sin Derecho de Voto que tiene suscritas y pagadas la Corporación, lo que representa el 61.59% de estas acciones, así:.

Accionista	No. Acciones	Representado por	En calidad de
Alberto Gaviria Santacruz	10.575	Helen Bohorquez Barbosa	Apoderada
Alfredo Londoño Galvis	12.546	Alfredo Londoño Galvis	Propietario
Beatriz Osorno Calero	86	Juan Carlos Parra	Apoderado
Bernardo Escobar Jaramillo	4.958	Juan Carlos Parra	Apoderado
Carmen Helena Vega	14	Juan Carlos Parra	Apoderado
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Esperanza Garzón	Apoderada
Daniel Raffo Osorno	42	Juan Carlos Parra	Apoderado

Accionista	No. Acciones	Representado por	En calidad de
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Esperanza Guzmán	Apoderada
Jhon de Jesús Sanín Hernández	145	Juan Carlos Parra	Apoderado
Juan Felipe Raffo Henao	102	Juan Carlos Parra	Apoderado
Juliana Raffo Osorno	42	Juan Carlos Parra	Apoderado
Jorge Rodríguez Villada	2.905	Juan Carlos Parra	Apoderado
Lilly Scarpetta Gnecco	4.618	Juan Carlos Parra	Apoderado
Lyda Lalinde Calero	638	Juan Carlos Parra	Apoderado
Nestor Duque Salazar	14	Nestor Duque Salazar	Propietario
Rosalba Rodríguez de Ruíz	42	Gonzalo Ruíz Rodríguez	Apoderado
Teresita Osorio Jaramillo	16.715	Yesid Antonio Quintero	Apoderado
Yesid Antonio Quintero	28.072	Yesid Antonio Quintero	Propietario
Total	**5.727.594**		

Por lo anterior hay quórum para deliberar y decidir. También estuvo presente la Doctora Victoria Eugenia Zuluaga por parte de la Revisoría Fiscal.

II. LECTURA DEL ORDEN DEL DIA

La Asamblea aprobó por unanimidad de los asistentes el siguiente Orden del Día:

1. Verificación del Quórum.
2. Lectura del Orden del Día.
3. Reforma Estatutaria: Código de Buen Gobierno.

4. *Designación de la Comisión que a nombre de la Asamblea General estudie y apruebe el Acta correspondiente a dicha reunión.*

III. REFORMA ESTATUTARIA: CODIGO DE BUEN GOBIERNO

El Presidente informó a la Asamblea que se ha citado a esta reunión para que los titulares de estas acciones decidan si ejercitan directamente o a través de su representante Cititrust Colombia S.A., los derechos que les corresponden en la Asamblea General Extraordinaria que se llevará a cabo el día de mañana.

Esta Asamblea Extraordinaria tendrá como objeto, tal como se comunicó en el aviso de citación, aprobar una reforma estatutaria con el fin de atemperar los estatutos sociales a la Resolución 275 de mayo de 2001 de Superintendencia de Valores.

La mencionada Resolución establece los requisitos que deben acreditar todas las personas privadas y públicas, como condición para que los Fondos de Pensiones inviertan sus recursos en los títulos que esas sociedades emiten, para lo cual deben compilar en un documento las políticas internas en materia de Buen Gobierno.

Los artículos que se modificarán son los números 47, 52 y 57, los cuales quedarán así:

ARTICULO 47. Son funciones de la Junta Directiva: **a)** Nombrar y remover libremente al Presidente y a los Vicepresidentes Ejecutivos de la Corporación y señalarles sus asignaciones; **b)** Crear cuando lo juzgue conveniente, los cargos de Vicepresidente, señalarles sus funciones, nombrar y remover libremente a las personas que deban desempeñarlos y fijarles las asignaciones respectivas; **c)** Crear Comités para que estudien y decidan sobre asuntos determinados así como investirlos de las atribuciones que a bien tenga, dentro de las que a ellos corresponden y señalar la remuneración de sus integrantes. Estos Comités de carácter permanente o temporal podrán estar conformados por miembros de la Junta Directiva y/o por miembros externos. El Presidente de la Junta Directiva será integrante por derecho propio de todos los Comités que se creen; **d)** Decretar el establecimiento y la supresión de sucursales dentro del territorio Nacional o fuera de él, previo el cumplimiento de los requisitos establecidos en la Ley; y señalar los poderes y atribuciones del Administrador y del Comité Asesor de éste, si juzga conveniente crear el Comité, así como reglamentar el funcionamiento de cada sucursal. Así mismo ordenar la apertura o supresión de Agencias o dependencias de la Corporación en cualquier lugar; **e)** Convocar a la Asamblea General a reuniones extraordinarias cuando lo considere conveniente y cuando se lo solicite un número plural de accionistas que represente, por lo menos, la cuarta parte de las acciones colocadas. En este último caso, la convocatoria se hará dentro de los diez (10) días siguientes a aquel en que se presente a la consideración de la Junta la solicitud; **f)** Presentar para su aprobación en las reuniones ordinarias de la Asamblea General el balance general de fin de ejercicio; en detalle completo de la cuenta de pérdidas y ganancias; y un proyecto de distribución de utilidades; **g)**

Presentar a la misma Asamblea General de Accionistas un informe sobre la situación económica y financiera de la Corporación con inclusión en él de todos los datos contables y estadísticos que exige la Ley, así como sobre la marcha de los negocios y sobre las reformas y ensanches que estime aconsejables para el mejor desarrollo del objeto social. Este informe puede ser el mismo formulado por el Presidente, si estuviere de acuerdo con él, o uno distinto o simplemente complementario; **h)** Determinar cuándo y sobre que bases se lanzan al mercado las acciones reservadas o las que posteriormente se emitan, a menos que la Asamblea General de Accionistas dé a dichas acciones destinación especial; **i)** Autorizar la contratación de empréstitos nacionales o extranjeros y la emisión de bonos, señalando el monto de los mismos, el valor nominal de cada bono, el lugar y forma de pago, el sistema de amortización y las demás condiciones de emisión; **j)** Reglamentar lo relativo al fondo especial de recompensas, jubilaciones y auxilios para los empleados; **k)** Cumplir y hacer cumplir las decisiones de la Asamblea General y las suyas propias; y servir de órgano consultivo permanente del Presidente de la Corporación; **l)** Autorizar al Presidente de la Corporación para gravar, hipotecar o dar en prenda los bienes raíces o muebles de la sociedad; **m)** Decidir si las diferencias que ocurran con motivo del ejercicio social se comprometen o transigen; y, autorizar al Presidente de la Compañía para la celebración de tales contratos y la realización de los actos que ellos impliquen. Cuando haya diferencias entre la Corporación y uno de sus accionistas con motivo del contrato social, nombrar el árbitro o árbitros que aquella debe designar y el apoderado que la debe representar ante el Tribunal de Arbitramento; **n)** Facultar al Presidente de la Corporación para que celebre todo acto o contrato, distinto de los indicados en los literales anteriores. No obstante, la Junta Directiva podrá facultar al Presidente para que celebre libremente actos o contratos en las cuantías que estime convenientes; **ñ)** Ejercer todas las demás funciones señaladas en estos estatutos y las necesarias o convenientes para el cumplido manejo de los negocios sociales y el de las empresas en que tome interés, pues en la Junta Directiva se entiende delegado el más amplio mandato para hacer, ejecutar o celebrar así como para controlar el cumplimiento de todo acto, o contrato comprendido expresa o legalmente dentro del objeto social, tal como lo define el artículo 3º. de estos estatutos y no atribuido expresamente a la Asamblea General de Accionistas. **o)** Autorizar al Presidente para que en forma permanente o transitoria, delegue alguna o algunas de sus atribuciones y funciones en uno o varios de los funcionarios o empleados de la Corporación. **p)** Adoptar las medidas específicas respecto del gobierno de la sociedad, su conducta y su información, con el fin de asegurar el respeto de los derechos de quienes inviertan en sus acciones o en cualquier otro valor que emitan, la adecuada administración de sus asuntos y el conocimiento público de su gestión. **q)** Velar por el respeto a los derechos de todos sus accionistas y demás inversionistas en valores, de acuerdo con los parámetros fijados por los órganos de regulación del mercado. **r)** Aprobar un Código de Buen Gobierno que contendrá todas las normas, políticas y mecanismos exigidos por la ley, los reglamentos, la Asamblea General de Accionistas, los estatutos, y en general las mejores prácticas de buen gobierno corporativo.

ARTICULO 52. Son funciones del Presidente de la Corporación, o de quien haga sus veces, las siguientes: **a)** Representar a la Corporación judicial o extrajudicialmente y usar la firma social; **b)** Convocar a la Asamblea General de Accionistas y a la Junta Directiva a reuniones

extraordinarias cuando lo juzgue conveniente; **c)** Presentar a la Asamblea General de Accionistas en sus sesiones ordinarias un informe detallado sobre la marcha general de los negocios y empresas sociales, sobre las reformas introducidas y las que a su juicio sea inconveniente acometer en sus métodos de trabajo y sobre las perspectivas de los mismos negocios; **d)** Presentar conjuntamente con la Junta Directiva, las cuentas, inventarios y balance general de cada ejercicio, con un proyecto de distribución de utilidades o de cancelación de pérdidas líquidas y el informe de que trata el numeral anterior; **e)** Mantener a la Junta Directiva permanente y detalladamente informada de la marcha de los negocios sociales y suministrarles todos los datos e informes que le soliciten; **f)** Otorgar los poderes necesarios para la inmediata defensa de los intereses sociales cuando la Corporación sea demandada e informar a la Junta Directiva para que ésta decida lo definitivo acerca del nombramiento del apoderado y de sus facultades; **g)** Cumplir y hacer cumplir las decisiones de la Asamblea General de Accionistas, de la Junta Directiva y de los Comités que esta cree y velar porque los empleados y demás funcionarios de la sociedad cumplan oportunamente los deberes de su cargo; **h)** Celebrar todos los contratos y ejecutar todos los actos que tiendan al cumplimiento del objeto social; por tanto podrá enajenar a cualquier título los bienes sociales; muebles e inmuebles y darlos en prenda o hipoteca; comparecer en juicio, transigir y comprometer los negocios sociales, de cualquiera naturaleza que fueren; desistir, interponer todo género de recursos; recibir en mutuo cualquier cantidad de dinero, hacer depósitos en bancos y agencias bancarias; otorgar, girar, endosar y descontar pagarés, letras de cambio, cheques, giros, libranzas y demás títulos valores, así como tenerlos, cobrarlos, pagarlos, descargarlos, etc,; dar dinero a título de mutuo y en general llevar la representación en todos los actos necesarios para el desarrollo del objeto social, dentro de las facultades que para tal efecto le señale la Junta Directiva; **i)** Organizar, de acuerdo con la reglamentación que dicte la Junta Directiva, todo lo relativo a recompensas, jubilaciones, auxilios y prestaciones sociales de los empleados; **j)** Designar los empleados que considere necesarios para la buena marcha de la Corporación y cuyo nombramiento no esté delegado por estos estatutos a la Asamblea General de Accionistas o a la Junta Directiva, señalarles sus funciones y darles sus asignaciones; **k)** Ejercer todas las funciones que le delegue la Junta Directiva, las que le confieren las leyes y estos estatutos; y aquellas que por la naturaleza de su cargo le corresponden; y **l)** Delegar con la previa autorización de la Junta Directiva, alguna o algunas de sus atribuciones delegables en uno o en varios de los funcionarios o empleados de la Corporación, transitoria o permanentemente. **m)** Presentar a la Junta Directiva y velar por su permanente cumplimiento, las medidas específicas respecto del gobierno de la sociedad, su conducta y su información, con el fin de asegurar el respeto de los derechos de quienes inviertan en sus acciones o en cualquier otro valor que emitan, la adecuada administración de sus asuntos y el conocimiento público de su gestión. **n)** Asegurar el respeto de los derechos de los accionistas y demás inversionistas en valores, de acuerdo con los parámetros fijados por los órganos de control del mercado. **ñ)** Suministrar al mercado información oportuna, completa y veraz sobre sus estados financieros y sobre su comportamiento empresarial y administrativo, sin perjuicio de lo establecido por los artículos 23 y 48 de la ley 222 de 1995. **o)** Compilar en un Código de Buen Gobierno que se presentará a la Junta Directiva para su aprobación, todas las normas y mecanismos exigidos por la ley, los reglamentos, la Asamblea General de Accionistas, los

estatutos, y en general las mejores prácticas de buen gobierno corporativo. Este Código deberá mantenerse permanentemente en las instalaciones de la Corporación a disposición de los accionistas e inversionistas para su consulta.

ARTICULO 57. Son Funciones del Revisor Fiscal: **a)** Cerciorarse de que las operaciones que se celebren o cumplan por cuenta de la sociedad se ajusten a las normas legales, a las prescripciones de los estatutos y a las decisiones de la Asamblea General y de la Junta Directiva; **b)** Dar cuenta oportunamente y por escrito a la Asamblea General, a la Junta Directiva ó a el Presidente, según los casos, de las irregularidades que ocurran en el funcionamiento de la Corporación y en el desarrollo de sus negocios; **c)** Colaborar con las entidades gubernamentales que ejerzan la inspección y vigilancia de la Compañía y darles los informes y enviarles los documentos a que haya lugar o le sean solicitados; **d)** Velar porque se lleven regularmente la contabilidad de la Corporación y los libros de Actas de las reuniones de la Asamblea General de Accionistas, de la Junta Directiva y porque se conserven debidamente la correspondencia y los comprobantes de las cuentas, impartiendo las instrucciones necesarias para el logro de esos fines; **e)** Inspeccionar asiduamente los bienes de la sociedad y procurar que se tomen oportunamente las medidas de conservación y seguridad de los mismos y de los que ella tenga en custodia o en garantía; **f)** Impartir las instrucciones, practicar las inspecciones y solicitar los informes que sean necesarios para establecer un control permanente sobre los valores sociales; **g)** Autorizar con su firma cualquier balance de la Corporación que se elabore y acompañarlo de su dictamen e informe correspondiente; **h)** Convocar a la Asamblea General a reuniones extraordinarias cuando lo juzgue necesario o cuando se lo solicite un número plural de accionistas que represente por lo menos la cuarta parte de las acciones suscritas; **i)** Ver que todas las pólizas de seguro que amparan los bienes de la Corporación y los gravados en su favor sean oportunamente expedidas y renovadas; **j)** Velar porque lo relativo al seguro de vida obligatorio y a las pensiones de jubilación, a cargo de la Corporación, esté bien organizado y funcione correctamente; **k)** Rendir a la Asamblea General en sus reuniones ordinarias un informe escrito sobre el cumplimiento de sus deberes y el resultado de sus labores; y **l)** Velar porque la administración de la Corporación, cumpla con los deberes específicos establecidos por los organismos de vigilancia, especialmente con los vinculados a los deberes de información y al Código de Buen Gobierno. **m)** Cumplir las demás funciones que le señalan las leyes o los estatutos, y las que siendo compatibles con las anteriormente enunciadas, le encomiende la Asamblea General o la Junta Directiva.

A continuación los Accionistas decidieron por unanimidad, es decir por el ciento por ciento de las acciones presentes en la reunión, asistir directamente a ejercer su derecho que les corresponde en la Asamblea General Extraordinaria que tendrá lugar mañana jueves 20 de Septiembre.

IV. DESIGNACIÓN DE LA COMISIÓN QUE A NOMBRE DE LA ASAMBLEA GENERAL ESTUDIE Y APRUEBE EL ACTA CORRESPONDIENTE A DICHA REUNIÓN

La Asamblea General de Accionistas aprobó por unanimidad de las acciones presentes en la reunión la siguiente proposición:

PROPOSICION No. 01

La Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto en uso de las facultades que le confiere el artículo 36 de los Estatutos Sociales,

RESUELVE:

Desígnase una comisión integrada por los señores Yesid Antonio Quintero Correa y Juan Carlos Parra para que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie y apruebe el Acta correspondiente a la reunión de hoy 19 de Septiembre de 2001.

Siendo las 11:30 a.m. y no habiendo más temas que tratar se levantó la sesión.

(Fdo.)
ALEJANDRO ZACCOUR URDINOLA
Presidente

(Fdo.)
OSCAR CAMPO SAAVEDRA
Secretario

Informe de la comisión nombrada para la aprobación de la presente Acta.

"Cali, 20 de Septiembre de 2001

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados Señores:

Por la presente nos permitimos dar aprobación al Acta No. 010 correspondiente a la reunión de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación, realizada el 19 de Septiembre de 2001 en nuestra condición de delegados para tal fin.

Atentamente,

(Fdo.)
YESID ANTONIO QUINTERO CORREA

(Fdo.)
JUAN CARLOS PARRA"

FILE No. 823437

Cali, October 10, 2001

Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá

Reference:	002 011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	01 -	Solicitud - Presentación
		Con anexos

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders book of the Corporation the transfer of 27,412 shares as a donation given to Fundación Universidad del Norte.

The above stocks belonged to the firm Gases del Caribe S.A.

The previous record was accomplished taking into account the shareholder's communication letter, copy of the donation public deed No. 2503 from Notary's Office three of Bararanquilla, Statutory Auditor's certificate, Chamber of Commerce of Barranquilla certificate, Minute abstract and securities.

Please find annexed circular letter No. 7 of 1998 duly formalized.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, 10 de octubre de 2001

Doctora
Luz Stella Díaz De Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación de 27.412 acciones de la Corporación a favor de la Fundación Universidad del Norte.

Las acciones eran de propiedad de la sociedad Gases del Caribe S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 2503 de la Notaria Tercera de Barranquilla, certificado del Revisor Fiscal, certificado de la Cámara de Comercio de Barranquilla, Extracto del Acta y títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 27.412 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.29% Preferenciales 0.04% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.713,51)

MONTO TOTAL TRASPASO:($ 184.030.736,12)

ENAJENANTE(S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%
Gases del Caribe S.A.	890.101.691-2	27.412	0,29	0	0,00

ADQUIRIENTE(S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%
Fundación Universidad del Norte	860.101.681-9	0	0,00	27.412	0,29

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Traspaso con Ocasión de Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación No. 2503 de la Notaria Tercera de Barranquilla
- certificado del Revisor Fiscal
- certificado de la Cámara de Comercio de Barranquilla
- extracto de acta
- títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.468

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA (BOLSA FECHA

[illegible] PATRIMONIAL CON VALOR (FECHA

RADICACION [illegible]

OBSERVACIONES:

Representante Legal

FILE No. 823437

02 JAN 23 AM 8:18

Cali, October 25, 2001

Cesar Edgar Rueda Gómez
Jefe Division Registro Nacional
de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
030 - Informes trimestrales – emisores
05 - Requerimientos
Con anexos

In compliance with Resolution 1447 of 1994 of the Superintendencia de Valores, I am attaching Forms F-220-511, F-220-515 y F-220-516, duly completed, as of September 30, 2001.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, octubre 25 de 2001

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a septiembre 30 de 2001 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Oscar Campo Saavedra
Secretario General

FILE No. 823437



SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 TIPO DE * IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					56.725.353	85,92%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	14,08%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					66.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso.

SEPTIEMBRE 30/2001

F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

FILE No. 823437

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A SEPTIEMBRE 30 DE 2001

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	860.002.964-4	COLOMBIANA	5.963.476	9,03
2	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	COLOMBIANA	5.658.747	8,57
3	AMALFI S.A.	890.301.443-0	COLOMBIANA	4.880.142	7,39
4	BANCO POPULAR	860.007.738-9	COLOMBIANA	4.727.523	7,16
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	COLOMBIANA	3.203.688	4,85
6	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	CAPITAL NEUTRO	2.976.235	4,51
7	THE INDUSTRIAL BANK OF JAPAN LTD.	890.309.353-2	EXTRANJERA	1.970.888	2,99
8	CEMENTOS DEL VALLE S.A.	890.300.437-1	COLOMBIANA	1.828.601	2,77
9	INSTITUTO DE FOMENTO INDUSTRIAL - IFI	899.999.088-7	COLOMBIANA	1.811.539	2,74
10	CORPORACION ANDINA DE FOMENTO	860.540.041-4	CAPITAL NEUTRO	1.767.564	2,68
11	STANDARD CHARTERED BANK	800.247.154-9	EXTRANJERA	1.642.582	2,49
12	BANCO DE OCCIDENTE	890.300.279-4	COLOMBIANA	1.581.853	2,40
13	FIDUCIA MERC. IRREV. DE ADMON. GAR. Y PAGOS AZUC. DEL VALLE	800.167.598-1	COLOMBIANA	1.567.887	2,37
14	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	COLOMBIANA	1.300.000	1,97
15	FIDUCIARIA DE OCCIDENTE S.A. FIDEIC. DE GAR. No.4-1136 FIDEIC. BEA	830.054.076-2	COLOMBIANA	1.158.213	1,75
16	FONDO DE CESANTIAS PORVENIR	860.530.751-7	COLOMBIANA	1.000.000	1,51
17	INGENIO RIOPAILA S.A.	890.302.567-1	COLOMBIANA	901.787	1,37
18	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	EXTRANJERA	883.792	1,34
19	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	COLOMBIANA	871.015	1,32
[illegible]	CITIBANK-COLOMBIA	860.051.135-4	COLOMBIANA	807.647	1,22
	Total primeros veinte accionistas			46.503.179	70,43
	Otros accionistas con menor participación			10.222.174	15,48
	Total acciones ordinarias			56.725.353	85,92

(*) El Comité Deptal. de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A SEPTIEMBRE 30 DE 2001

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	COLOMBIANA	3.031.625	4,59
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	COLOMBIANA	2.614.455	3,96
3	CITIBANK GDR PROGRAM CORFIVALLE	800.185.375-2	EXTRANJERA	1.380.222	2,09
4	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	COLOMBIANA	172.225	0,26
5	VALENZUELA DELGADO LUIS CARLOS	79.151.286	COLOMBIANA	159.031	0,24
6	AGRICOLA BONANZA LTDA.	860.516.787-3	COLOMBIANA	138.436	0,21
[illegible]	FUNDACION CLINICA EMMANUEL	860.027.073-5	COLOMBIANA	113.173	0,17
[illegible]	ELVINGER COMERCIAL LIMITADA	830.017.486-1	COLOMBIANA	87.600	0,13
9	UNIVERSIDAD DE LOS ANDES	860.007.386-1	COLOMBIANA	80.320	0,12
10	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.818-1	COLOMBIANA	71.600	0,11
11	JARAMILLO ARBOLEDA CARLOS	6.089.126	COLOMBIANA	64.461	0,10
12	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	COLOMBIANA	59.523	0,09
13	URIBE CANCINO FERNANDO	79.150.232	COLOMBIANA	43.581	0,07
14	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	COLOMBIANA	40.330	0,06
15	DIOCESIS DE PALMIRA	891.380.050-0	COLOMBIANA	40.103	0,06
16	CITIBANK RULE 144A ADR PROGRAM CORFIVALLE	800.185.374-5	EXTRANJERA	39.762	0,06
17	CARDOZO DE ROBAYO OMAIRA	20.206.799	COLOMBIANA	32.778	0,05
18	QUINTERO CORREA YESID ANTONIO	6.237.960	COLOMBIANA	28.072	0,04
19	ROMERO DE BAQUERO MARIA NINY	20.298.386	COLOMBIANA	28.061	0,04
20	INVERSIONES R. MADRID Y CIA. S . EN C.	890.924.559-1	COLOMBIANA	27.640	0,04
	Total primeros veinte accionistas			8.252.998	12,50
	Otros accionistas con menor participación			1.045.996	1,58
	Total acciones preferenciales			9.298.994	14,08

Total acciones ordinarias	56.725.353	85,92
Total acciones preferenciales	9.298.994	14,08
Total acciones	66.024.347	100,00

FILE No. 823437

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	198		56.725.353		200		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		500		9.298.994		510		9.298.994
	999	NUMERO TOTAL	*	698	*	66.024.347	**	710	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		77,66%		5,59%		78,46%		11,22%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		22,34%		94,41%		21,54%		88,78%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	5,56%	1	15,21%	1	7,04%	1	23,21%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		94,44%		84,79%		92,96%		76,79%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,73%		3,51%		0,57%		3,38%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		21,61%		90,90%		20,97%		85,40%
	999	TOTAL		22,34%		94,41%		21,54%		88,78%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,83%		47,96%		98,72%		49,00%
	010	3.01 % - 10.00 %		1,17%		52,04%		1,28%		51,00%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 13 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

SEPTIEMBRE 30/2001

F - 220 - 515

(**) 10 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 5.25%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%), ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) El Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista

INVERSIONISTAS EXTRANJEROS

SEPTIEMBRE 30 DE 2001

	#	Inversionista	Acciones		
	1	THE INDUSTRIAL BANK OF JAPAN LTD.	1.970.888		
	2	STANDAR CHARTERED BANK	1.642.582		
	3	BANCO CENTRAL HISPANOAMERICANO	883.792		
(*)	4	CITIBANK COLOMBIA	807.647		
(*)	5	BANCO SANTANDER COLOMBIA S.A.	729.076		
	6	BANCO DE CHILE	707.025		
(*)	7	BANCO ANGLO COLOMBIANO	667.375		
(*)	8	BBV BANCO GANADERO S.A.	437.684		
	9	VIRGINIA RETIREMENT SYSTEM OMNIBUS	51.274		
	10	ASSETS MANAGEMENT CORPORATION COLOMBIA S.A.	7.259		
	11	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	37		
			7.904.639	51.981.554	15,21%

			IFC		CAF			
total accionistas	200	-	1	-	1	=	198	
total acc. extranjeros							11	5,56%
total acc. nacionales							187	94,44%
								100,00%

TOTAL ACCIONES	**56.725.353**
ACC. IFC -	**2.976.235**
ACC. CAF -	**1.767.564**
	51.981.554

(*) mas del 60% de su capital es extranjero

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 6.335,34	$ 6.377,83
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 4.644,46	$ 4.853,61
	020	UTILIDAD O PERDIDA POR ACCION	$117,32	($117,08)
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	40,00
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	40,00
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	2.620.027.040
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	2.251.009.760
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	ANUAL
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	1
	025	FECHA PRIMER PAGO	0	MARZO 31/2000
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	40,00
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	40,00
04	005	NUMERO TOTAL DE EMPLEADOS	387	392
	010	% EMPLEADOS PERMANENTES	95,87%	96,94%
	015	% EMPLEADOS TEMPORALES	4,13%	3,06%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 235.506.740,02	$ 314.603.145,55
06	005	% UTILIZACION CAPACIDAD INSTALADA	0	0
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR	$ 1.348.984.800,00	$ 1.856.649.600,00

FILE No. 823437

8:10

Cali, December 18, 2001

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

This is to notify that we have recorded in our Common Stockholders book of Corporación Financiera del Valle S.A., the transfer from a bargain and sale between one single real beneficiary of 442.905 shares of the Corporation in favor of Federación Nacional de Cafeteros de Colombia - Comité Departamental de Cafeteros del Valle.

The shares belonged to Sociedad Promotora Agroindustrial Cafetera Ltda.

The previous register was carried out taking into account the transfer letters, acceotance letter by Superintendencia de Valores, the auditor's certification, certificate of Chamber of Commerce and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, 18 de diciembre de 2001

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la compraventa entre un mismo beneficiario real por 442.905 acciones de la Corporación, a favor de la Federación Nacional de Cafeteros de Colombia – Comité Departamental de Cafeteros del Valle.

Las acciones eran de propiedad de la Sociedad Promotora Agroindustrial Cafetera Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, autorización de la Superintendencia de Valores, certificado del Revisor Fiscal, certificado de la Cámara de Comercio y títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 442.905 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.78% Ordinarias 0.67% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.335,34)

MONTO TOTAL TRASPASO:($ 2.805.953.763,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	cciones antes del traspa		cciones después del traspa		NOMBRE	(C.C., NIT)	acciones antes del traspaso		cciones después del traspas	
		#	%	#	%			#	%	#	%
Sociedad Promotora	891.902.949-8	442.905	0,78	0	0,00	Federación Nacional de Caf.	860.007.538-2	4.011.485	7,07	4.454.390	7,85
Agroindustrial Cafetera Ltda.						de Colombia - Comité Deptal.					
						de Cafeteros del Valle.					

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa entre un mismo beneficiario real

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- certificado del Revisor Fiscal
- certificado de la Cámara de Comercio de Caicedonia (Valle)
- carta de autorización a la gerente por parte de la Junta Directiva para la venta
- carta de autorización de la Superintendencia de Valores de septiembre 14/2001
- títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: BOLSA: FECHA:

VALOR PATRIMONIAL CON VALOR: FECHA:

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, December 26, 2001

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am advising that we have recorded in out Common Stockholders book of Corporación Financiera del Valle S.A., the transfer of 255.000 shares as a donation given to Universidad Católica de Manizales.

The shares belonged to Sociedad Terpel del Centro S.A.

The above registration was made pursuant to advise letter expressing the shareholder's will to make such donation, copy of public deed No. 1695 from Notary's Office First of Manizales, ICFES certificate, Chamber of Commerce Manizales certificate, letter of Deceval and copy of Minute No. 267 of the Board of Directors of Terpel del Centro S.A..

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, 26 de diciembre de 2001

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de donación de 255.000 acciones de la Corporación, a favor de la Universidad Católica de Manizales.

Las acciones eran de propiedad de la sociedad Terpel del Centro S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación No. 1695 de la Notaria Primera de Manizales, certificación de ICFES, certificado de la Cámara de Comercio de Manizales, carta de comunicación a Deceval y copia de acta No. 267 de la Junta Directiva de Terpel del Centro S.A.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 255.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.04% Ordinarias 0.39% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.369,81)

MONTO TOTAL TRASPASO:($ 1.624.301.550,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Terpel del Centro S.A.	890.802.020-9	255.000	0,45	0	0,00	Universidad Catolica de manizales	890.806.001-7	24.462	0,04	279.462	0,49

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Traspaso con Ocasión de Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- comunicación de la voluntad de donar del accionista
- copia escritura pública de donación No. 1695 de la Notaria Primera de Manizales
- copia acta No. 267 de Terpel del Centro S.A.
- certificado de representación expedido por el ICFES
- certificado de la Camara de Comercio de Manizales
- carta dirigida a Deceval.

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, December 28, 2001

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am informing that within the liquidation process of the firm Sociedad Inversiones y Promociones S.A., one of the Corporation's Stockholders, the distribution of 446.771 ostocks of the Corporation have been recorder in our books, in favor of the following companies:

Inversiones Mónaco S.A.	63.179
Jaboneda S.A.	43.784
Aceites del Caribe Ltda.	164.816
Velmar Asegracol Ltda.	53.313
Palmas Aceiteras de Colombia Ltda.	6.139
Allojos S.A.	115.540

	446.771

The previous register was carried out taking into account the transfer letters, copy of Minute, the auditor´s certification, certificate of Chamber of Commerce of Bogotá and titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores
No.Radicación : 20021-105
Fecha : 03/01/2002 03:54:35 PM
Trámite : 202 REPORTE DE ENAJENACION
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 6 FL 90192

Cali, 28 de diciembre de 2001

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que dentro del proceso de liquidación de la Sociedad Inversiones y Promociones S.A., accionista de la Corporación, hemos registrado en nuestro libro de Accionistas Ordinarios la distribución de 446.771 acciones, a favor de las siguientes personas jurídicas:

Inversiones Monaco S.A.	63.179
Jaboneda S.A.	43.784
Aceites del Caribe Ltda.	164.816
Velmar Asegracol Ltda.	53.313
Palmas Aceiteras de Colombia Ltda.	6.139
Allojos S.A.	115.540
	446.771

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del acta, certificado del Revisor Fiscal, certificado de la Cámara de Comercio y títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, 17 ENE 2002
MIGUEL CABRERA NATES
NOTARIO PRIMERO ENCARGADO

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 63.179 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.11% Ordinarias 0.10% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.274,00)

MONTO TOTAL TRASPASO:($ 333.206.046,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Inversiones y Promociones S.A.	890.318.293-7	450.345	0,79	387.166	0,68	Inversiones Monaco S.A.	890.307.668-8	2	0,00	63.181	0,11

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedades

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): comunicación del accionista; copia del acta; titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACIÓN Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

FILE No. 823437

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 43.784 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.08% Ordinarias 0.07% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.274,00)

MONTO TOTAL TRASPASO:($ 230.916.816,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Inversiones y Promociones S.A.	890.318.293-7	387.166	0,68	343.382	0,61	Jaboneda S.A.	805.013.896-9	50.931	0,09	94.715	0,17

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedades

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): comunicacion del accionista; copia del acta; titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 164.816 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.29% Ordinarias 0.25% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.274,00)

MONTO TOTAL TRASPASO:($ 869.239.584,00)

ENAJENANTE (S)							ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Inversiones y Promociones S.A.	890.318.293-7	343.382	0,61	178.566	0,31	Aceites del Caribe Ltda.	800.223.910-7	0	0,00	164.816	0.29

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedades

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación del accionista
copia del acta
titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 53.313 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.09% Ordinarias 0.08% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.274,00)

MONTO TOTAL TRASPASO:($ 281.172.762,00)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%
Inversiones y Promociones S.A.	890.318.293-7	178.566	0,31	125.253	0,22

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%
Velmar Acegracol Ltda.	800.224.077-0	0	0,00	53.313	0,09

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedades

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación del accionista
copia del acta
titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 6.139 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.274,00)

MONTO TOTAL TRASPASO:($ 32.377.086,00)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%
Inversiones y Promociones S.A.	890.318.293-7	125.253	0,22	119.114	0,21

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%
Palmas Aceiteras de Colombia Ltda.	860.065.762-3	32.822	0.06	38.961	0.07

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedades

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación del accionista
copia del acta
titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 115.540 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.20% Ordinarias 0.17% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.274,00)

MONTO TOTAL TRASPASO:($ 609.357.960,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Inversiones y Promociones S.A.	890.318.293-7	119.114	0,21	3.574	0,01	Allojos S.A.	890.300.210-7	100.800	0.18	216.340	0,38

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedades

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)
comunicación del accionista
copia del acta
titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA
VALOR PATRIMONIAL CON VALOR ($) FECHA
RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437



Cali, December 28, 2001

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation in payment for 446.771 of the Corporation in favor of Banco del Pacífico on liquidation.

The above shares belonged to the following companies:

Inversiones Mónaco S.A.	89.835
Jaboneda S.A.	43.784
Aceites del Caribe Ltda.	164.816
Palmas Aceiteras de Colombia Ltda.	6.139
Allojos S.A.	142.197
	446.771

The previous register was carried out taking into account the transfer letters, the dation in payment agreement, copy of minutes, certificate of Chamber of Commerce and titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, 28 de diciembre de 2001

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación, la dación en pago por 446.771 acciones de la Corporación Financiera del Valle S.A., a favor del Banco del Pacifico en Liquidación.

Las acciones eran de propiedad de las siguientes entidades:

Inversiones Monaco S.A.	89.835
Jaboneda S.A.	43.784
Aceites del Caribe Ltda.	164.816
Palmas Aceiteras de Colombia Ltda.	6.139
Allojos S.A.	142.197
	446.771

El anterior registro se realizó teniendo en cuenta las cartas de comunicación de los accionistas, copia del contrato de dación en pago, copias de las actas, certificados de la Cámara de Comercio de Cali y títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 89.835 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.16% Ordinarias 0.14% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.422,11)

MONTO TOTAL TRASPASO:($ 1.624.301.550,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Inversiones Monaco S.A.	890.307.668-8	89.837	0,16	2	0,00	Banco del Pacifico en Liquidación	890.300.210-7	0	0,00	89.835	0,16

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en Pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación del accionista
copia del acta
titulos
certificado de la Camara de Comercio de Cali

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 43.784 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.08% Ordinarias 0.07% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.422,11)

MONTO TOTAL TRASPASO:($ 1.624.301.550,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Inversiones Jaboneda S.A. hoy Jaboneda S.A.	805.013.896-9	94.715	0,17	50.931	0,09	Banco del Pacifico en Liquidación	890.300.210-7	89.835	0,16	133.619	0,24

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en Pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del acta
- títulos
- certificado de la Camara de Comercio de Cali

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 164.816 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.29% Ordinarias 0.25% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.422,11)

MONTO TOTAL TRASPASO:($ 1.624.301.550,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Aceites del Caribe Ltda.	800.223.910-7	164.816	0,29	0	0,00	Banco del Pacifico en Liquidación	890.300.210-7	133.619	0.24	298.435	0.53

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en Pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del acta
- titulos
- certificado de la Camara de Comercio de Cali

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. O NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 142.197 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.25% Ordinarias 0.22% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.422,11)

MONTO TOTAL TRASPASO:($ 1.624.301.550,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Allojos S.A.	890.300.210-7	242.997	0,43	100.800	0,18	Banco del Pacifico en Liquidación	890.300.210-7	298.435	0,53	440.632	0,78

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en Pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del acta
- titulos
- certificado de la Camara de Comercio de Cali

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. O NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) **BOLSA** **FECHA**

VALOR PATRIMONIAL CON VALOR ($) **FECHA**

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 6.139 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.422,11)

MONTO TOTAL TRASPASO:($ 1.624.301.550,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Palmas Aceiteras de Colombia Ltda.	860.065.762-3	38.961	0,07	32.822	0,06	Banco del Pacifico en Liquidación	890.300.210-7	440.632	0,78	446.771	0,79

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en Pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del acta
- titulos
- certificado de la Camara de Comercio de Cali

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, December 28, 2001

Luz Stella Díaz de Vega
Public Offerings Division Chief
Superintendencia de Valores
Santafe de Bogota

Reference: 002-011 – Corporación Financiera del Valle S.A.
330 – Informative Correspondence
01 – Request/ Submission
With annexes

Hereby I am informing that within the liquidation process of the firm Sociedad Velmar Acegracol Ltda., one of the Corporation's Stockholders, the distribution of 53.313 ostocks of the Corporation have been recorder in our books, in favor of the following companies:

Inversiones Mónaco S.A.	26.656
Allojos S.A.	26.657

	53.313

The previous register was carried out taking into account the transfer letters, copy of minute, the auditor´s certification, certificate of Chamber of Commerce and titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, 28 de diciembre de 2001

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que dentro del proceso de liquidación de la Sociedad Velmar Acegracol Ltda., accionista de la Corporación, hemos registrado en nuestro libro de Accionistas Ordinarios la distribución de 53.313 acciones, a favor de las siguientes entidades:

Inversiones Monaco S.A.	26.656
Allojos S.A.	26.657
	53.313

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del acta, certificado del Revisor Fiscal, certificado de la Cámara de Comercio y títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 26.656 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.05% Ordinarias 0.04% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.274,00)

MONTO TOTAL TRASPASO:($ 140.583.744,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Velmar Acegracol Ltda.	800.224.077-0	53.313	0,09	26.657	0.05	Inversiones Monaco S.A.	890.307.668-8	63.181	0,11	89.837	0,16

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedades

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia escritura publica de liquidación No. 4.843 de la Notaria Tercera de Cali
- copia del acta
- titulos
- certificado de la Camara de Comercio de Santafé de Bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 26.657 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.05% Ordinarias 0.04% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 5.274,00)

MONTO TOTAL TRASPASO:($ 140.589.018,00)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Velmar Acegracol Ltda.	800.224.077-0	26.657	0,05	0	0,00	Allojos S.A.	890.300.210-7	216.340	0,38	242.997	0,43

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedades

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- copia escritura pública de liquidación No. 4.843 de la Notaria Tercera de Cali
- copia del acta
- titulos
- certificado de la Camara de Comercio de Santafé de Bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. O NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

INTELIGENCIA EXPORTADORA

LA PUGNA DE LOS MEDICAMENTOS

ALCALDES CON IMAGINACION

VISA PARA UN SUEÑO

www.dinero.com • Mayo 11 del 2001 / No. 132

Dinero

¿Se descolgó la recuperación?

Jun. 98

Sep. 99

Sep. 00

Mar. 01

1.500

0

-1.000

($ billones)

Ganancias empresariales

Ante el frenazo de la economía, ¿qué hay que hacer?

Dinero • ¿SE DESCOLGÓ LA RECUPERACIÓN? • INTELIGENCIA EXPORTADORA • LA PUGNA DE LOS MEDICAMENTOS • ALCALDES CON IMAGINACION

COLOMBIA 6.500 PESOS • EE.UU. 6 DOLARES • VENEZUELA 3.000 BOLIVARES • ECUADOR 6 DOLARES • PANAMA 6 BALBOAS • PORTE AUTORIZADO No. 004 • TARIFA POSTAL REDUCIDA No. 1313 VENCE DIC./2002

ISSN 0122-1531

Triple A para nuestras buenas acciones

ISAAA

Duff & Phelps de Colombia S.A. otorgó la máxima calificación a nuestras emisiones de bonos de deuda pública interna.

Dicha calificación representa emisiones con la más alta calidad crediticia. En otras palabras los factores de riesgo son prácticamente inexistentes.


ISA

INVIRTIENDO MÁS EN LA VIDA. ISA ENERGÍA Y TELECOMUNICACIONES

TODA LA ASESORIA FINANCIERA QUE USTED NECESITA:

WWW.CORFIVALLE.COM

LA CORPORACION FINANCIERA DEL VALLE Y SUS FILIALES EN UNA SOLA PAGINA.

- CONSULTA DE SALDOS.
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- INFORME DE ANALISIS ECONOMICO.
- ANALISIS DE LOS MERCADOS FINANCIEROS.
- INDICADORES ECONOMICOS ACTUALIZADOS.
- SEGURIDAD Y FACIL ACCESO.



CORPORACION FINANCIERA DEL VALLE S.A.


PANTENE



¡Al pelo!!!

La ejecución de la estrategia comercial y de mercadeo de Pantene en Colombia se replica hoy en América Latina, Europa y algunos países de Asia.

La ejecución

- P&G Colombia exporta su ejecución de la estrategia de Pantene. La multinacional reconoció las iniciativas que han pasado por *Yo soy Betty, la fea* y las páginas rosadas.

La época

- El crecimiento de Pantene se da en momentos en que el consumo en Latinoamérica cayó y hasta ahora apunta a su recuperación.

El crecimiento

- ¿Por qué creció en estas circunstancias? Los consumidores, cuando se trata de productos de uso personal, están dispuestos a pagar. Caso contrario al de los detergentes, segmento en el que el precio es determinante.

En enero pasado, Procter & Gamble Colombia recibió un reconocimiento por la creatividad y efectividad en el desarrollo de la estrategia comercial y de imagen de Pantene. Entre todas sus sedes en el mundo, la multinacional decidió premiarla por el impacto, recordación y penetración que ha tenido la estrategia de mercadeo de esta marca entre el consumidor colombiano, y que ha llevado a Pantene a tener cerca del 22% del mercado nacional en champú, y el 25% en acondicionador, cuando hace dos años apenas llegaba a los dos dígitos de participación.

Pantene creció en Colombia cuando se presentó una de las mayores contracciones en el consumo de la región.

La fórmula ganadora del equipo colombiano mezcló conocimiento, audacia, ruptura de paradigmas y suerte. Sin haber salido al aire la telenovela *Yo soy Betty, la fea*, le apostó a la transformación de Beatriz Pinzón Solano y se encontró con el producto de televisión de mayor *rating* en los últimos años, que además superó las fronteras y ya es un éxito en toda América Latina y en Estados Unidos, con lo que apoya aún más su estrategia en la región.

Se la jugó, también, al cubrir de rosado los principales diarios del país. La primera página de *El Tiempo*, *El Colombiano* y *El Heraldo* se transformaron en un publirreportaje sobre la línea Procolor de Pantene, lo que significó, utilizando medios alternativos, una alta recordación.

Sin embargo, la historia empezó en el segundo semestre de 1999, cuando entregaron más de 600.000 muestras gratis de un nuevo acondicionador, pero sin marca, apenas con un signo de interrogación en su empaque. Fue su primera apuesta y un gran riesgo. ¿Por qué? Porque cuando se circulan este tipo de muestras, uno de los objetivos es que se conozca la marca (que la campaña no mostraba), el producto se use y se compre. Corrían el riesgo de desperdiciar el presupuesto, pero también de despertar la curiosidad del consumidor. Luego de completar la campaña y del lanzamiento del acondicionador de Pantene, comprobaron que el riesgo valió la pena: lograron duplicar su participación, que era de menos del 5%, y fue el gancho de una estrategia que les permitió multiplicar su penetración en el mercado casi por 4 en estos dos años.

Ahora, muchas de estas iniciativas están en diferentes países. Por ejemplo, la campaña de la interrogación

COMISIONADO DE PAZ: 'Pronto habrá resultados'

Semana

INFORMACION DE COLOMBIA Y DEL MUNDO MAYO 14 -21 DE 2001 EDICION No. 993 www.semana.com

TARIFA POSTAL REDUCIDA No. 348 · VENCE DIC./2001 PORTE AUTORIZADO #002

Sueño americano

En poco tiempo habrá tres millones de colombianos en Estados Unidos. Se han convertido en la minoría hispana que más crece. Ahora aspiran a ser fuerza política.

COLOMBIA: 6.500 PESOS / VENEZUELA: 3.000 BS. / ECUADOR: US$4.50 / EE.UU.: US$4.50 / PANAMA: 4.50 BALBOAS

ISSN 0121-4837


9 770121 483006


00993

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ENTREVISTA

“Sólo hay una salida”

Esta semana llega al país el experto Ricardo Hausmann, catedrático de Harvard. SEMANA habló con él sobre las estrategias que deben seguir las empresas colombianas para competir exitosamente en el exterior.

ENTRE MIERCOLES Y JUEVES de esta semana se celebra en Bogotá el Foro de internacionalización de empresas colombianas, organizado por la facultad de administración de la Universidad de los Andes, *Dinero* y *Portafolio,* que convoca a más de 400 empresarios de todo el país. Uno de los conferencistas invitados es el PhD en economía Ricardo Hausmann, de la Universidad de Harvard, antiguo economista en jefe del Banco Interamericano de Desarrollo (BID) y uno de los más importantes gurúes en el tema de comercio internacional.

SEMANA: *¿Es la internacionalización la respuesta a los problemas económicos por los que atraviesan las empresas colombianas?*

Ricardo Hausmann: Sí. Ni siquiera los países con economías grandes pueden depender exclusivamente del mercado interno para crecer. Vender en el extranjero es una estrategia razonable de diversificar riesgos pues no todos los países se encuentran en la misma situación en cada momento. El problema de Colombia es que no ha podido desarrollar en los últimos 200 años nuevos sectores que reemplacen al café. Esta ausencia de dinamismo en la generación de nuevas actividades de exportación es lo que está detrás de los problemas de crecimiento y desarrollo.

SEMANA: *¿Qué va a pasar cuando en cuatro años entre en vigencia el Alca? ¿Estarán las empresas colombianas listas?*

R.H.: Tienen de hoy a 2005 para pensar en las oportunidades que se les irán abriendo con el tiempo. Pero lo más importante es que piensen en las exportaciones que hoy no existen pero que mañana pueden existir. Por ejemplo, si se abre el mercado de jugo de naranja en Estados Unidos, es un mercado infinito. Hasta el momento este sector ha sido muy protegido por el gobierno estadounidense para defender los intereses de los productores de la Florida. Pero cuando llegue el Alca ya no habrá más protección. Y ahí podrá entrar Colombia. Entonces uno podría imaginar el nuevo tipo de inversión agrícola que se podría generar para empezar a producir más y mejores naranjas y llevar jugos a Estados Unidos.

Ninguna empresa puede depender exclusivamente de su mercado interno para crecer

SEMANA: *¿Qué factores son clave en un proceso de internacionalización?*

R.H.: Las alianzas estratégicas. También las fusiones y adquisiciones. Pero, sobre todo, el acceso a crédito barato. Las empresas de países donde el financiamiento es más económico van a salir a tomarse aquellas donde sea más caro. Es una de las razones por las cuales los españoles han estado comprando bancos, empresas eléctricas, telefónicas, petroleras, entre otros. Ellos tienen acceso a un financiamiento en su país mucho más económico y por eso les resulta más fácil internacionalizarse y expandir sus fronteras.

SEMANA: *La inversión en investigación y desarrollo de las empresas colombianas es mínima. ¿Cómo competir así en un mercado global?*

R.H.: La ventaja de las ideas es que tienen alas. Lo que hicieron los japoneses y los coreanos fue desarrollar la capacidad de copiar las ideas de los otros. Y eso es parte del proceso de industrialización. De modo que los países que llegan lejos no lo hacen necesariamente porque empiecen siendo los primeros sino porque lo que hacen lo aprenden a producir bien. Entonces tampoco es el fin si no se invierten grandes recursos en investigación y desarrollo.

SEMANA: *¿Cuáles son los errores más frecuentes que comete una empresa en un proceso de internacionalización?*

R.H.: No rediseñar el producto para cada mercado. No adaptarlo al gusto y a las costumbres locales. Una empresa debe ser consciente de que el producto que vende en Colombia no va a ser el mismo que va a vender en Alemania. Muy seguramente tendrá una cantidad de requisitos de diseño o de calidad diferentes. McDonald's a donde llega adapta sus hamburguesas. En India, por ejemplo, las vende pero no con carne.

SEMANA: *¿Qué recomendación les daría a los empresarios colombianos?*

R.H.: Que piensen en grande. Que salgan de la depresión anímica que han tenido como consecuencia de la última recesión. Que estén listos a identificar las oportunidades que se les van a ir abriendo. ■

ALFONSO DURIER



Ricardo Hausmann

VIENEN LAS VACAS GORDAS

CALL CENTERS: CRECE EL CONTACTO

LAS CRISIS FINANCIERAS

EDUCACION: AL TABLERO





Dinero

www.dinero.com • Mayo 25 del 2001 / No. 133





La gran marcha exportadora

En los últimos 12 meses Colombia exportó US$1.000 millones nuevos en productos no tradicionales. Nuestras empresas ahora sí rompen las fronteras.

LA GRAN MARCHA EXPORTADORA • VIENEN LAS VACAS GORDAS • CALL CENTERS: CRECE
COLOMBIA 6.500 PESOS • EE.UU. 6 DOLARES • VENEZUELA 3.000 BOLIVARES • ECUADOR 6 DOLARES • PANAMA 6 BALBOAS • PORTE AUTORIZADO No. 004 • TARIFA POSTAL REDUCIDA No. 1515 VENCE DIC./2002
Mayo 25 del 2001 • No. 133
ISSN 0122-1531

McCANN



Sabe quién está detrás del Audi?

Otro de nuestros clientes que mantiene **un saldo promedio mensual de $500.000** en su cuenta de ahorros y/o cuenta corriente y tiene tarjeta débito. Participe usted también en el sorteo de **dos carros Audi A3 cinco puertas y $200'000.000*** que entrega el Banco Santander durante mayo y junio.

2 Audi Y $200'000.000*



entre mayo y junio



Banco Santander

VIGILADO

* Se entregará por mes un Audi A3 cinco puertas y cinco premios de $20'000.000. Los sorteos se realizarán el 5 de junio y el 5 de julio de 2001. Autorizado y controlado por la Empresa Territorial para la Salud. ETESA

VIGILADO SUPERINTENDENCIA BANCARIA

McCANN

TODA LA ASESORIA FINANCIERA QUE USTED NECESITA:

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LA CORPORACION FINANCIERA DEL VALLE
Y SUS FILIALES EN UNA SOLA PAGINA.

- CONSULTA DE SALDOS.
- TRANSACCIONES Y MOVIMIENTOS.
- SIMULADOR DE INVERSIONES.
- INFORME DE ANALISIS ECONOMICO.
- ANALISIS DE LOS MERCADOS FINANCIEROS.
- INDICADORES ECONOMICOS ACTUALIZADOS.
- SEGURIDAD Y FACIL ACCESO.



CORPORACION
FINANCIERA DEL VALLE S.A.



¿El final del susto?

Los países latinoamericanos harían bien en mantener las políticas de austeridad monetaria y fiscal, y en cubrir sus necesidades de financiamiento futuro.

A pesar de algunas buenas noticias recientes, los problemas en la economía de Estados Unidos no han concluido. Ese país tuvo un crecimiento económico del 2% el primer trimestre del 2001, el doble de lo que habían previsto los analistas. Después de meses muy malos, la bolsa de Nueva York ha ganado algún terreno. Los consumidores, aunque se han mostrado más cautos, no han reducido sus niveles de gasto y ha habido señales de recuperación en unos pocos sectores. De esta manera, la fuerte reducción de las tasas de interés, gracias a la decidida intervención de la Reserva Federal, parece estar dando efecto.

¿El final del susto? ¿Puede respirar tranquila América Latina? Algunos creen que sí. Incluso en México, el peso ha tendido a apreciarse pues se han acelerado las entradas de capitales y las exportaciones de maquila hacia su socio del norte han mostrado un vigor renovado.

Aunque es muy temprano para saber si los temores de una desaceleración prolongada en Estados Unidos eran infundados, hay muy buenas razones para mantener la prudencia. El argumento central es que nada se ha ajustado aún lo suficiente como para creer que la economía está lista otra vez para empezar a crecer.

Es cierto que la bolsa tuvo una caída estrepitosa desde su pico de marzo del año pasado, pero incluso a los niveles actuales, las acciones están fuertemente sobrevaluadas. Las acciones continúan en niveles que sobrestiman en forma grotesca las posibilidades de ganancias de las empresas. A su vez, las empresas que se endeudaron en exceso, como resultado del auge, tan solo han hecho recortes menores en sus gastos de inversión fija (aunque se cree que la mayoría ya corrigió los excesos de inventarios). Los despidos de personal en algunas grandes empresas ya han sido brutales: en abril se perdieron 223.000 empleos, y los próximos meses pueden ser peores. Sin embargo, los consumidores no han empezado a reducir sus niveles de gasto, y aún siguen montados en una montaña de deudas. Como resultado de todo esto, el déficit externo de Estados Unidos sigue en niveles récord.

CHE... TE ACORDAS LA EPOCA EN QUE COMIAMOS GATO?
...CHE QUE BUENAS EPOCAS AQUELLAS...

Por tanto, es posible que lo peor no haya llegado todavía, con el agravante de que la Reserva Federal ya ha quemado unos cuantos cartuchos. La bolsa puede llevarse una gran sorpresa más adelante si llegara a ocurrir un desinfle adicional de las acciones que no pudiera ser contrarrestado con más reducciones de la tasa de interés.

Puesto que los riesgos no han desaparecido, los países latinoamericanos harían bien en mantener las políticas de austeridad monetaria y fiscal y en cubrir lo mejor posible sus necesidades de financiamiento futuro. La difícil situación de Argentina ya ha dañado bastante el buen escenario que se tenía a comienzos de año, pero las cosas podrían ponerse más complicadas. D

** Esta columna no compromete al BID, entidad a la cual está vinculado el autor.*



LLUVIA DE FUSILES: Por Germán Castro Caycedo

Semana

INFORMACION DE COLOMBIA Y DEL MUNDO JUNIO 4 - 11 DE 2001 EDICION No. 996 www.semana.com

El revolcón

En los últimos meses ha habido una verdadera revolución en las Fuerzas Armadas. Nunca habían estado tan capacitadas para enfrentar la guerra. El desafío del nuevo ministro de Defensa es afianzar ese proceso.

Luis Fernando Ramírez, ministro saliente de Defensa

Gustavo Bell, vicepresidente y ministro de Defensa

TARIFA POSTAL REDUCIDA No. 319 - VENCE DIC./2001 PORTE AUTORIZADO #002

COLOMBIA: 6.500 PESOS / VENEZUELA: 3.000 BS. / ECUADOR: US$4.50 / EE.UU.: US$4.50 / PANAMA: 4.50 BALBOAS

ISSN 0121-4837

00996

9 770121 483006


VIGILADO
SUPERINTENDENCIA
BANCARIA

TODA LA ASESORIA FINANCIERA QUE USTED NECESITA:

WWW.CORFIVALLE.COM

LA CORPORACION FINANCIERA DEL VALLE Y SUS FILIALES EN UNA SOLA PAGINA.

- CONSULTA DE SALDOS.
- TRANSACCIONES Y MOVIMIENTOS.
- SIMULADOR DE INVERSIONES.
- INFORME DE ANALISIS ECONOMICO.
- ANALISIS DE LOS MERCADOS FINANCIEROS.
- INDICADORES ECONOMICOS ACTUALIZADOS.
- SEGURIDAD Y FACIL ACCESO.



CORPORACION FINANCIERA DEL VALLE S.A.

ADELGACE
CON ELECTROCHOQUES
Y OTRAS COSITAS

ARNOLD'S GYM
ENTRE MAS SUFRE
MEJOR LUCE

GIMNASIA PASIVA
NICE BODY
PERO AGRESIVA

Nuevo sabor a vainilla.

CAFE: FUTURO INCIERTO

PCS: EL DRAMA CONTINUA

MICROCREDITO LA OPCION

SALARIOS 2002

www.dinero.com • Diciembre 7 del 2001 / No. 147

Dinero

Los emprendedores

Los ganadores de Ventures2001, la competencia de planes de negocio, demuestran que la iniciativa empresarial está más viva que nunca en Colombia.



LOS EMPRENDEDORES • SALARIOS 2002 • CAFE: FUTURO INCIERTO • PCS: EL DRAMA CONTINUA
PORTE AUTORIZADO No. 004 • TARIFA POSTAL REDUCIDA No. 1313 VENCE DIC./2002
Diciembre 7 del 2001 • No. 147


www.gef.com.co
gef
INTIMO

Tendencias

FILE No. 823437

Construcción salvadora

Luego de 4 años de contracción y estancamiento, la construcción saca la cara por el crecimiento económico en el 2001. Así lo muestran las cifras al finalizar el tercer trimestre del año. La recuperación, que comenzó a finales del año 2000, podría extenderse al 2002 si se considera el dinamismo de la vivienda de interés social (VIS). También se espera que los incentivos del gobierno, como las cuentas AFC, jalonen el mercado de estratos más altos. El próximo año, el crecimiento del sector podría estar entre el 4,5% y el 5%.

1

Al tercer trimestre del año, el PIB anual del sector de la construcción mostró, por primera vez en dos años, una tasa de crecimiento positiva del 1,64% respecto al año anterior. Este repunte ha sido jalonado por el sector de edificaciones que está creciendo a un ritmo anual del 9,71%, en gran medida por la construcción de VIS. El sector de obras de ingeniería cae a una tasa anual del -4,71%.


PIB de la construcción
Variación anual acumulada (%)
20
10
0
-10
-20
-30
-40
Edificaciones
Obras de ingeniería
Total
Sep. 97
Sep. 98
Sep. 99
Sep. 00
Sep. 01
Fuente: DANE y cálculos Dinero.


Aprobaciones de crédito hipotecario por trimestre
$ miles de millones
Constructor
Individual
300
250
200
150
100
50
0
Sep. 00
Dic. 00
Mar. 01
Jun. 01
Sep. 01
Fuente: Ministerio de Desarrollo.

2

Durante el tercer trimestre del año, los créditos otorgados a constructores se dispararon al aumentar un 833% y los individuales crecieron un 57% en relación con el mismo trimestre del año anterior. En lo corrido del año, el sector financiero ha desembolsado un total de $740.000 millones. Por su parte, los subsidios asignados para vivienda este año serán de alrededor de $564.000 millones, un 71% por encima de los otorgados el año pasado.



Los precios de la vivienda de todos los estratos dejaron de caer. Por tanto, este es un buen momento para invertir en finca raíz, considerando además las excelentes condiciones que el mercado está ofreciendo en materia de crédito, subsidios y, sobre todo, estímulos tributarios. A la fecha, se han abierto más de 1.500 cuentas AFC y el saldo de las cuentas de ahorro programado alcanza a octubre los $162.000 millones.


Precios de la vivienda
Índice base Dic. 89 = 100,0
175
160
145
130
115
100
v.a. (%) del índice
30
20
10
0
-10
-20
Sep. 95
Sep. 97
Sep. 99
Sep. 01
Fuente: Camacol.

Para que esta tendencia positiva del sector de la construcción se consolide, es necesario recuperar la confianza de consumidores e inversionistas. La clave está en sacar adelante la agenda de reformas estructurales y el proceso de paz.


Davidoff
Cool Water
EAU DE
TOILETTE
www.davidoff.com/coolwater

El momento de la verdad

La salida de Jorge Cárdenas de la Federación de Cafeteros debería abrir paso para que Colombia asuma la verdadera condición de su caficultura. Por más que queramos, no volverá la abundancia.

Es fácil reducir el impacto de la renuncia de Jorge Cárdenas Gutiérrez, luego de 18 años al frente de la gerencia general de la Federación Nacional de Cafeteros, a sus aspectos más telenovelescos, como el conflicto entre Cárdenas y el Presidente de la República, o las entretelas de la sucesión. Sin embargo, con la salida del gerente no se acaban los problemas de la Federación. El tema más difícil para los colombianos viene ahora, cuando tendremos que asimilar el hecho de que nuestra caficultura ha vuelto al sitio donde empezó. El café solo puede aspirar a ser hoy, como lo era en sus inicios hace un siglo, un cultivo que soporta el sostenimiento de las familias y permite crear tejido social en regiones vitales para el país. Ya no es un mecanismo de acumulación ni puede soportar toda una estructura administrativa diseñada para la abundancia. El problema no se reduce a cambiar el gerente de la Federación de Cafeteros, pues tenemos que renovar todo un modelo mental.

Si la salida de Jorge Cárdenas representa o no el fin de una era, es algo que está por verse. A Cárdenas le tocó manejar la fase final del auge de la acumula-


El ingreso cafetero
El ingreso de los cafeteros ha caído a sus niveles más bajos en 25 años
Valor de la cosecha Sum. 12 meses ($ miles de millones constantes de jun. 01)
5.500
5.000
4.500
4.000
3.500
3.000
2.500
2.000
1.500
Ene. 72
May. 79
Sep. 86
Ene. 94
Jul. 01
Fuente: FEDECAFE.
Aporte del productor
Con la crisis, el productor ya no puede sostener a la Federación
Precios (US$ centavos de dólar por libra)
300
250
200
150
100
50
0
Interno real
Precio efectivo convertido a dólares por libra utilizando el factor de conversión vigente en la cuenta del exportador y la TRM promedio del mes.
Externo finca
Precio promedio de reintegro mensual en condiciones FOB menos los costos de trilla, fletes internos y otros costos en los que se incurre para exportar café.
Feb. 90
Ene. 93
Dic. 95
Nov. 98
Oct. 01
Fuente: FEDECAFE.

Cuando ven a su presa, las águilas emprenden el vuelo sin perderla de vista y cuando la atrapan, regresan a su nido.



Para quienes han conquistado el cielo sin olvidar la tierra.


BUCHANAN'S
De Luxe
Scotch Whisky
12
EL EXCESO DE ALCOHOL ES PERJUDICIAL PARA LA SALUD

LO ESENCIAL PERMANECE

EL EXCESO DE ALCOHOL ES PERJUDICIAL PARA LA SALUD. PROHIBIDO EL EXPENDIO DE BEBIDAS ALCOHOLICAS A MENORES DE EDAD Y MUJERES EMBARAZADAS LEY 30 DE 1986, LEY 124 DE 1994.

Comisión de Evaluación sobre el Futuro del Café


Alvaro Villegas

Embajador de Colombia en España

Fue representante de la Federación de Cafeteros en Nueva York hasta este año. Ha trabajado durante muchos años con el gremio cafetero.


Gabriel Silva

Presidente Global Education Group Int.

Colaboró con el gobierno Barco (1986-90) y fue consejero presidencial de Gaviria. Embajador de Colombia en Washington en 1993-94.


Luis C. Valenzuela

Director Socio Sumatoria S.A.

Evaluó en profundidad las finanzas del Fondo Nacional del Café. Ex ministro de Minas y Energía de este gobierno y ex presidente de Corfivalle.


Luis C. Villegas

Presidente de la ANDI

Fue secretario general de la Federación de Cafeteros 1986-87. Presidente de la Corporación Financiera de Occidente 1992-95. Gobernador y Senador.


Luis F. Ramirez

Consultor privado

Fue ministro de Trabajo de Gaviria (1990-94) y viceministro de Hacienda. Ex ministro de Defensa de este gobierno.

El quiebre

En los años que siguieron al rompimiento del pacto, el país logró mantener el ingreso del café gracias a un volumen de exportaciones muy superior al de los años anteriores. De 11,8 millones de sacos vendidos al exterior en 1988 se pasó a 16,1 millones en el 92. Colombia fue el único país del mundo donde no se desmontaron las instituciones cafeteras y donde el productor siguió recibiendo un precio por carga de café superior al que permitían las condiciones del mercado. Todo esto se hizo con cargo al Fondo Nacional del Café y a costa de su descapitalización. Ante la falta de recursos y las múltiples obligaciones, la Federación, como administradora del FNC, no tuvo más remedio que endeudarse y poner a la venta las empresas del grupo.

Entretanto, el mundo internacional del café se transformó. No solo surgieron nuevos productores a menor precio, sino que la propiedad de los grandes tostadores del mundo se concentró. El café pasó de ser un mercado de vendedores a uno de compradores. Por otro lado, frente a la imposibilidad de llegar a un nuevo pacto de cuotas, Cárdenas lideró la constitución de la Asociación de Países Productores de Café, APPC, para retener oferta y aumentar los precios en el mercado internacional. Pese a los esfuerzos, los acuerdos que se hicieron en esta asociación resultaron poco exitosos. La reducción del precio internacional del café dejó de ser una fase de un ciclo para convertirse en una tendencia secular y, ante la falta de recursos del fondo, fue necesario desmontar el precio de sustentación en el año 2000. Esto afectó el ingreso cafetero, el cual de todas maneras se había reducido como consecuencia de la disminución de la cosecha de ese año.

La crisis se agudizó cuando el gremio tuvo que recurrir al gobierno en busca de apoyo para evitar el colapso del ingreso cafetero en el año 2001. Esto representaba un giro en la política cafetera, ya que la ayuda tendría que venir de recursos públicos con un alto costo fiscal. Ya no se trataba de la clásica "plata de los cafeteros para los cafeteros", sino de los contribuyentes para los cafeteros y esto lo debían saber los productores. El gremio logró un compromiso del gobierno hasta diciembre del 2002. En el intervalo, los cafeteros, el gobierno y el país deberán ponerse de acuerdo sobre el futuro de la caficultura, en un escenario en el cual las decisiones del gobierno tienen la mayor influencia en décadas. Esto fue lo que llevó al presidente Pastrana a nombrar la Comisión de Evaluación sobre el Futuro del Café.

Con la salida de Jorge Cárdenas Gutiérrez no se acaban los problemas de la Federación de Cafeteros.

Esta Comisión tiene la enorme responsabilidad de hablarle claro al país. No se trata de evaluar las finanzas del Fondo o de la Federación, sobre lo cual ya hay suficientes diagnósticos, sino de encontrar una salida que garantice la viabilidad del sector cafetero. El debate gira entre la visión ortodoxa, de acabar con un sector que ya no es competitivo; la paternalista, que exige mantenerlo a punta de subsidios; y la más heterodoxa que pide ajustar el sector a su realidad, aceptando que hoy es poco más que un cultivo de subsistencia. No es un sector válido como mecanismo de acumulación, sino como base para sostener una estructura social que ya existe y cuya destrucción resultaría extraordinariamente costosa para el país. D

ción cafetera y desde 1989, cuando terminó el pacto de cuotas, dedicó todos sus esfuerzos a salvar el modelo. Sus convicciones más profundas siempre le indicaron que esta es la mejor manera de preservar el bienestar de los caficultores y de la zona cafetera, objetivo que fue su prioridad y al cual dedicó todo su empeño. Sin embargo, sus esfuerzos resultaron infructuosos y Colombia es hoy el único productor del mundo que mantiene una caficultura administrada, como en los tiempos de abundancia. Más allá de la salida de Cárdenas, las decisiones grandes vienen ahora, cuando está en juego la viabilidad del sector y la supervivencia misma de una zona que no ha podido desarrollar nada diferente al café para su sustento.

El hábito de la abundancia

Para entender el momento actual, es necesario volver la mirada atrás. La agonía de la caficultura administrada ha sido extraordinariamente larga en Colombia, debido al intenso vínculo que se mantuvo durante décadas entre café, riqueza y política en el país. Los años del pacto de cuotas entre productores y consumidores fueron de gran esplendor y Colombia fue, junto con Brasil, líder de la diplomacia cafetera mundial. El diferencial entre el costo de producción y el precio de venta era tan grande que permitió una gran acumulación. Esta fue utilizada en el desarrollo económico y social de la zona y también en la construcción de un conglomerado. El gerente de la Federación era la segunda persona más importante del país, después del Presidente de la República. Pero como toda época de esplendor, la del café también llegó a su fin. Se vino abajo en el momento en que se rompió el esquema de cuotas y a Colombia le tocó salir al mercado a competir. En el nuevo mundo, Colombia no solo compite con calidad, sino que debe hacerlo con precio y cantidad, como todos los demás.

Cárdenas Gutiérrez llegó a la gerencia de la Federación en 1983, cuando esta se encontraba en pleno auge. Los primeros años de su gestión transcurrieron sin grandes sobresaltos y dentro de la mayor cordialidad con los gobiernos de turno. Las cosas, sin embargo, cambiaron drásticamente a partir de julio de 1989, cuando no hubo acuerdo entre productores y consumidores para seguir manteniendo el esquema de cuotas y se terminaron las cláusulas económicas del Acuerdo Internacional del Café. Cárdenas, un convencido de la diplomacia cafetera que había sido tan efectiva durante décadas, creyó siempre en la posibilidad de una reanudación del pacto y dedicó la segunda parte de su gestión a sacar adelante este empeño. Para él, el pacto era una condición necesaria para preservar las condiciones sociales de la zona cafetera. ▶

ECONÓMICAS

CIFRA DEL DÍA

218 millones de dólares, crédito autorizado para la construcción del túnel de La Línea.

DÓLAR

Tasa representativa del mercado	$ 2.306,88
Casa de cambio (c)	$ 2.100,00
Casa de cambio (v)	$ 2.140,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,64
Ayer	0,61

PETRÓLEO — Dólares por barril

Hoy	19,28
Ayer	19,80

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	981,90
Ayer	969,60

INTERÉS

Efectivo anual	
DTF	11,31%
DTF Trimestre anticipado	10,57%
TBS Efectivo anual Bancos a 90 días	11,10%

UVR

HOY	$ 121,3639
MAÑANA	$ 121,3686

MONEDAS

Pesos por	Compra	Venta
Bolívar	3,05	3,15
Dólar (Ecuador)	$ 2.306,88	
Peso mexicano	256,34	

Acuerdo laboral en el BBVA

La administración del Banco Ganadero y el sindicato llegaron a un acuerdo en torno al pliego de peticiones. El arreglo, que entra a regir el próximo primero de enero, define un incremento salarial del 11,25 por ciento para el primer año e IPC más un punto para el segundo. Los auxilios y créditos de vivienda de la nueva convención colectiva de trabajo también serán aumentados entre 7,9 y 9,9 por ciento.

Banano a Europa



Las autoridades económicas colombianas se mostraron satisfechas frente a la decisión de la Unión Europea (UE) de aumentar a Latinoamérica el cupo de exportación de banano hacia ese mercado, pues los países europeos han presentando algunas preferencias y han tenido algunas restricciones de las cuotas de los países latinos. El aumento de las importaciones de banano procedente de Latinoamérica se realizará traspasando a la cuota atribuida a esos países parte del cupo que se encuentra en manos de los exportadores de banano africano y caribeño.

DIAN recauda $ 2,7 billones

En los primeros 11 meses de este año la DIAN, regional noroccidente, recaudó 2,7 billones de pesos entre IVA, retención en la fuente, renta e impuesto a las importaciones. Estos ingresos son superiores a los del mismo período del año anterior en un 34 por ciento. El aumento se debe a la aplicación de la reforma tributaria aprobada el año pasado y a la gestión desarrollada en la lucha contra la evasión y el contrabando. La regional noroccidente la conforman Antioquia, Córdoba, Sucre y Chocó.

PAGOS / MAGISTERIO RECIBIRÁ $566.000 MILLONES

Llegó la Navidad para los maestros

Antes del 31 de diciembre, los entes territoriales se pondrán al día con el magisterio.

Tal como lo habían pedido los maestros, el Gobierno autorizó ayer el giro de 566.000 millones de pesos para pagar nómina, prima navideña y prestaciones del magisterio del sector público.

La decisión, que beneficia a aproximadamente 223.000 docentes, fue adoptada por el Consejo Nacional de Política Económica y Social (Conpes), que modificó la distribución del situado fiscal (recursos que la Nación les desembolsa a las entidades territoriales) aprobada en mayo pasado.

Los dineros llegarán a manos de los maestros antes del 31 de diciembre, dijo el director del Departamento Nacional de Planeación (DNP), Juan Carlos Echeverry.



JUAN CARLOS ECHEVERRY, director de Planeación Nacional.

Los recursos tendrán dos direcciones, pero finalmente el destino es el mismo. Al Fondo de Compensación Educativo (FEC) irán 388.000 millones de pesos y 178.000 millones a las arcas territoriales.

Decidida la distribución, los Ministerios de Hacienda y Educación comenzaron ayer los trámites para la programación y giro de los recursos, con miras a que salgan hoy de la Tesorería Nacional.

Los maestros recibirían sueldos y primas la próxima semana, y la economía, principalmente el comercio, tendría un empujón en los últimos días del año por el mayor circulante y las ventas que puedan derivarse del mayor poder de compra de los docentes.Las obligaciones pendientes de los entes territoriales con los maestros han generado un gran malestar en el sector, que se sumó a la reciente modificación de la Ley 60, o de transferencias de la Nación.

Tarcisio Mora, de la cúpula de la Federación Colombiana de Educadores (Fecode) había solicitado al ministro de Hacienda, Juan Manuel Santos, que, en un gesto de conciliación, se les pagara a cerca de 40.000 maestros de siete departamentos los días que paralizaron labores para protestar contra el proyecto de reforma a las transferencias territoriales.

2002

Ajustan avalúos catastrales

Llegó diciembre con su alegría, pero también con el anuncio de alzas que se comenzarán a sentir con la llegada del nuevo año.

Ayer se supo que los avalúos catastrales aumentarán el próximo año en 3,5 por ciento para los predios urbanos y en 2,0 por ciento para los rurales, de acuerdo con la determinación adoptada por el Gobierno.

El principal propósito del reajuste de los avalúos, señala un documento aprobado por el Consejo Nacional de Política Económica y Social (Conpes), es que los impuestos relacionados con la propiedad evolucionen de acuerdo con la riqueza de los propietarios.

Los avalúos catastrales sirven de base para que los municipios cobren el impuesto predial, por el cual este año recibieron 883.000 millones de pesos. Con el ajuste ordenado para el 2002 sus ingresos aumentarán en 31.000 millones de pesos.

Bogotá y Medellín 1-14

En diciembre Ampliamos los horarios

Para su comodidad las oficinas del Banco Santander ubicadas en los siguientes centros comerciales abrirán sus puertas.

23 de diciembre
Andino
Metrópolis
Plaza de la Américas
Salitre
9:00 am a 3:00 pm

22 y 23 de diciembre
Centro Chia
9:00 am a 3:00 pm

23 y 29 de diciembre
Unicentro
Lunes a Viernes 5:00 pm a 10:00 pm
Sábado 11:00 am a 10:00 pm
Domingo 12:00 m a 10:00 pm

En esta Navidad continuamos trabajando para Usted



Banco
Santander
Un banco mejor

VIGILADO SUPERINTENDENCIA BANCARIA

BARES Y RESTAURANTES

Club de Suscriptores EL TIEMPO



¡Date gusto saboreando tus ahorros con el Club en Bogotá!

TINAJA Y TIZÓN - **Dcto. 10%**
(No válido con otras promociones)
• Calle 119 No. 6-06 Tel. 2133874

VIVA BRAZIL RODIZIO - **Dcto. 10%**
• Av. 19 No. 114A - 27 Tels. 6190011 - 2137686

LAS ACACIAS RESTAURANTE - **Dcto. 10%**
Restaurante típico antioqueño.
• Cra. 11 No. 65-46 • Cra. 15 No. 44-56
• Cra. 16 No. 32-67 • Calle 53 No. 27A-71
• Calle 94 No. 14-28 • Calle 37 No. 23-61
• Av. 24 No. 57-06 • Cra. 16 No. 38-38
• Av. 19 No. 108A-10 • Calle 122 No. 20-60
• Calle 128 No. 54-15 • Calle 140 No. 31A-14
• Av. Américas(Cra. 41) No. 16-90
• Calle 98 No. 11-18

CAFÉ & CREPES - **Dcto. 15%**
(No incluye la hora del escalador, ni el menú del día)
• Cra. 16 No. 82-17 • Diag. 108 No. 9A-11

TRAMONTI - **Dcto. 10%**
Reservas 2182400 - Telefax 610 6055

TONY ROMA'S - **Dcto. 10%**
(No válido con otras promociones)
• Calle 122 No. 25A-63 • C.C. Andino Loc. 323

MONGOLIAN BUFFET - **Dcto. 15%**
(No acumulable con otras promociones)
• Parque Central Bavaria Loc. 25
• C.C. Hacienda Santa Bárbara Loc. E 109 • C.C. Salitre Plaza Loc. 378 • Aeropuerto: Centro de Comidas Rápidas Loc. C
• Chicó: Cra. 13 No. 94A-14

B.B.Q. - **Dcto. 10%**
Máximo para dos personas por pedido y por punto de venta, no aplica para domicilios. No válido para otras promociones.
• Calle 82 No. 13-19
• Av. 116 No. 21-60 • C.C. Hacienda Santa Bárbara Loc. E-204 • C.C. Bahía Avenida Suba No. 122-40/44
• C.C. Andino Loc. 339

PIZZA HUT - **Dcto. 15%**
(No acumulable con otras promociones) • Chicó: Cra. 11 No. 96-42 • Unicentro: Av. 15 No. 119-24 • Av. Chile: Calle 71 No. 10-85 • Cedritos: Transv. 30 No. 134-08
• C.C. Salitre Plaza Loc. 373 • Av. Suba: Transv. 44 No. 107-72
• Galerías: Calle 53B No. 24-66

Mr. RIBS - **Dcto. 10%**
(No válido con otras promociones) Av. 82 No. 9-52

HOUSTON'S - **Dcto. 10%**
(No válido con otras promociones)
• Cra. 17 No. 93-17 • Calle 71 No. 6-25

HOTEL BOGOTÁ PLAZA - **Dcto. 15%**
Restaurante Atrium • Calle 100 No. 18ª - 30

DOMINO'S PIZZA
Pide una pizza grande sin límite de ingredientes por $16.999 y tu segunda pizza (igual a la primera) te saldrá por $12.000. Llama al 9003310004 y comunícate con cualquier tienda de Domino's Pizza (Lago, Pepe Sierra, Cedritos, C.C. Bahía y Salitre).



Úsala. *Verás cuánto te ahorras.*
Consulta: clubsuscriptores.eltiempo.com

CONTRALORIA / INVESTIGAN 11 DENUNCIAS CONTRA LA ENTIDAD

Hierve la crisis de Cajanal

En medio de un caos administrativo, la entidad busca un salvavidas para que le levanten la sanción y pueda atender enfermedades catastróficas.

La EPS de la Caja Nacional de Previsión está en la mira de los organismos de control y vigilancia.

En una petición de salvamento al presidente Pastrana, los trabajadores resumen en 11 puntos las debilidades de la entidad, que van desde la sanción de la Supersalud, el modelo de intermediación en la contratación, la ausencia de una red de servicios y cierre de clínicas, hasta la inexistencia de un plan de pagos para las deudas.

Frente a la dirección de la entidad está José Antonio Durán Ariza, quien ha tenido una accidentada gestión, pues en dos ocasiones ha tenido que dejar el cargo y tener su casa por cárcel por cuestionamientos de la Fiscalía relacionados con intereses en la contratación de una póliza para la atención de enfermedades de alto riesgo.

Durán Ariza se defiende señalando que la entidad, que venía de perder 85.000 millones de pesos en 1999, pasó a tener utilidades por 5.500 millones de pesos el año pasado. Dijo que está recomponiendo los equipos técnicos y presentando compensaciones adicionales para recuperar recursos por atención a afiliados.


CAJA NACIONAL DE PREVISION

PARA PODER PAGAR DEUDAS por más de 70.000 millones, Cajanal tiene en venta propiedades avaluadas en la misma cifra. Carlos Capella / EL TIEMPO

Cajanal, que tiene 525.000 afiliados, sigue sancionada por la Superintendencia de Salud. Como en el caso del Seguro Social, esto le impide atraer nuevos afiliados. Las deudas a IPS y otros proveedores suman más de 70.000 millones de pesos.

Venta de activos

Para pagarlas, la actual administración tiene en venta activos por este mismo valor, con el fin de lograr el margen de solvencia. Sin embargo, los compradores no aparecen.

Otro de los líos es la contratación de servicios para las llamadas enfermedades del alto riesgo, como cáncer y sida. Actualmente las IPS están pidiendo pago anticipado.

El director, quien por las investigaciones de la Fiscalía y la Procuraduría no ha podido concretar la negociación, declaró que si es necesario "hará una consulta popular".

La falta de atención a estos pacientes es la principal causa de las tutelas, que este año se elevaron en 95 por ciento.

Irónicamente, mientras estos enfermos no se pueden atender, está paralizada la Clínica Santa Rosa, localizada en Bogotá, que Cajanal decidió no vender sino arrendar, para lo cual ya se están cumpliendo los trámites de rigor. También están en venta las clínicas de Tunja e Ibagué.

Reducción de la nómina

Como una de las soluciones, la Función Pública está estudiando una reestructuración, que necesariamente traería el adelgazamiento de la nómina, la cual supera hoy los 900 trabajadores.

El sindicato de Cajanal califica la situación como una hecatombe, donde hay desorganización, mala administración, problemas en la contratación, detrimento patrimonial y pésimo manejo de la información, con programas que no permiten precisión sobre número de afiliados.

William Reyes, fiscal nacional, dijo que no se puede hablar de utilidades, como lo hace el director, sin hablar de las deudas sin pagar.

ACUERDO

Firman carta de intención con el FMI

La administración Pastrana firmó ayer una nueva carta de intención con el Fondo Monetario Internacional (FMI) – la última de este Gobierno – en la que reitera su compromiso de continuar adelante con el ajuste en las finanzas públicas.

El ministro de Hacienda, Juan Manuel Santos, informó que se definieron los principales lineamientos de la política económica para el año entrante que en esencia contempla un déficit en las finanzas públicas del 2,6 por ciento del Producto Interno Bruto (PIB).

Para este año el déficit acordado con el organismo internacional es del 3,3 por ciento del PIB (un poco más de 5 billones de pesos). Esta cifra se flexibilizó frente al compromiso inicial teniendo en cuenta los mayores recursos para las Fuerzas Armadas.

Dos años de acuerdo

Esta carta de intención se firma exactamente dos años después de que el Gobierno suscribiera un acuerdo extendido con el FMI para que el organismo sirviera de garante ante los mercados internacionales y le facilitara recursos por 2.700 millones de dólares en caso de que el país afrontara problemas en la balanza de pagos.

Sin embargo, en estos 24 meses el país no ha tenido que recurrir a un solo peso de este préstamo, hecho que, según el Ejecutivo, confirma el buen manejo que se le está dando a las finanzas públicas.

Otros de los compromisos que se deben cumplir con el FMI el año entrante están re-

COMBUSTIBLES / PREOCUPACIÓN POR AUMENTO DE CONTAMINACIÓN

Pondrán freno al Acpm

Si usted está pensando en comprar un vehículo que funcione con Acpm, es mejor que lo vaya pensando

se fija mensualmente el precio por galón. Esto se haría considerando promedios móviles más pequeños que re-

"Vamos a buscar volver al Diesel (Acpm) al precio que le corresponde", señaló la ministra. La idea es que el



CAFAM
GOODYEAR

LO MÁS PROBABLE es que se modifique la fórmula para la fijación de los precios del Acpm para rebajar los subsidios. Archivo Particular

funcione con Acpm, es mejor que lo vaya pensando.

Todo parece indicar que el Gobierno estudia la forma de aumentar los precios de este combustible para evitar un mayor deterioro del medio ambiente y los altos costos en que está incurriendo Ecopetrol para subsidiar su compra.

Para acercar el precio a las cotizaciones internacionales es probable que se modifique la fórmula mediante la cual considerando promedios móviles más pequeños que reflejen realmente la evolución de las cotizaciones externas.

La ministra de Minas y Energía, Luisa Fernanda Lafourie, dijo ayer que la demanda por este producto se ha disparado y que inclusive las refinerías colombianas a cargo de Ecopetrol no podrán en un futuro seguir satisfaciendo el crecimiento de la misma.

le corresponde", señaló la ministra. La idea es que el precio de este combustible, muy usado por los vehículos de transporte público y carga, se equipare con los precios a los que se vende internacionalmente para evitar los subsidios.

Entre enero y septiembre de este año se destinaron 449 mil millones de pesos para subsidiar el Acpm, mientras que para la gasolina, la cifra fue de 112 mil millones.

que se deben cumplir con el FMI el año entrante están relacionados con la aprobación de la reforma pensional, continuar con el proceso de privatizaciones, bajar la inflación al 6 por ciento y buscar un crecimiento económico del 3 por ciento.

El nuevo gobierno, dependiendo de las circunstancias, tendrá que decidir si prorroga el acuerdo que vencel el 17 de diciembre del 2002 o lo da por terminado.

Ajustan ...

VIENE DE LA 1-10

gozan de autonomía para realizar modificaciones a sus avalúos, por lo que la medida no rige para estas dos capitales.

La tasa impositiva autorizada para todo el país varía entre 7 y 16 por mil sobre el valor del predio, y puede ser fijada por cada alcalde, dentro de ese rango, según las necesidades de recursos fiscales de cada municipio.

Fusión de fiduciarias

De otro lado, el Conpes le dio vía libre a la fusión de las fiduciarias del sector público.

El planteamiento oficial es que la actividad de las fiduciarias, que puede ser desarrollada de manera apropiada por el sector privado, no contará con la presencia del Estado.

De las 10 entidades fiduciarias que existen ahora, de las cuales dos están en proceso de liquidación (UCN Fiduciaria y Gran Fiduciaria), solo quedarán tres: Fiduciaria La Previsora, Fiducoldex y la que resulte de la fusión de las demás (Fiduifi, del Estado, FES, Central, Agraria y Fiducafé).

El Fondo de Garantías de Instituciones Financieras (Fogafín) debe realizar un estudio, en máximo dos meses, para definir cómo se hará la fusión y cuál será la entidad absorbente.

Los activos totales de las compañías fiduciarias del sector público suman 150.000 millones de pesos, mientras que su patrimonio es de 110.000 millones.

Las fiduciarias estatales, según las autoridades que le dieron luz verde a la decisión, atienden mercados pequeños, nichos especializados, que son muy competitivos



Clio





FILE NO. [illegible]

ECONÓMICAS

CIFRA DEL DÍA

17,1 por ciento, promedio de desempleo previsto para el 2002 por nueve banqueros de inversión.

DÓLAR

Tasa representativa del mercado	▼$ 2.306,82
Casa de cambio (c)	▶$ 2.100,00
Casa de cambio (v)	▶$ 2.140,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,61
Ayer	0,62

PETRÓLEO — Dólares por barril

Hoy	19,36
Ayer	19,30

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	964,45
Ayer	953,81

INTERÉS — Efectivo anual

DTF	11,31%
DTF Trimestre anticipado	10,57%
TBS Efectivo anual Bancos a 90 días	n.d.

UVR

HOY	$ 121,3545
MAÑANA	$ 121,3592

MONEDAS

Pesos por	Compra	Venta
Bolívar	3,06	3,16
Dólar (Ecuador)		$ 2.306,82
Peso mexicano		258,17

No se acaba historia crediticia

El ministro de Agricultura, Rodrigo Villalba, dijo ayer que el historial crediticio negativo no se borra con la Ley de Saneamiento Contable y lo que ocurre es que los que pagan y se ponen al día con sus obligaciones se rehabilitan inmediatamente con el sistema financiero, para poder acceder a nuevos créditos.

Los riesgos del 2002

Devaluación en el 2002

BBVA	10,5%
Corfivalle	9,8%
Profesionales de Bolsa	9,0%
Bancolombia	8,0%
Santander	8,0%
Value Makers	7,9%
Acciones y Valores	7,9%
Corredores Asociados	7,8%
Ultrabursátiles	7,3%
Corfinsura- Suvalor	7,2%

Fuente: Corfivalle

Aunque las tasas de interés están actualmente en uno de los niveles más bajos de los últimos años analistas de banca de inversión temen que este comportamiento se reverse el año entrante si la junta directiva del Banco de la República prefiere privilegiar la meta de inflación a la reactivación de la economía. Otros riesgos serían demorar la aprobación de la reforma pensional, las elecciones, la política económica del nuevo gobierno y la incertidumbre frente al dólar.

Café, a bolsa agropecuaria

La Bolsa Nacional Agropecuaria (BNA) ampliará el próximo año sus operaciones al mercado internacional del café, reveló ayer Jairo Hernando Arias, presidente de la entidad, quien señaló que funcionará de manera similar a la bolsa de Sao Paulo (Brasil). El directivo dijo que la Federación Nacional de Cafeteros y el gobierno deben darle el visto bueno.

Adiós a Expoartesanías



NEGOCIOS / OLÍMPICA DE CARTAGENA ARRANCA SERVICIO 24 HORAS

Supermercados no duermen

Competencia y recesión han llevado a los autoservicios a pensar en las necesidades del cliente. Comodidad y ahora horarios extendidos, mandan la parada.



Carulla
OLÍMPICA
EXITO
Carrefour
Chevere

CADA GRAN CADENA adopta las decisiones que considera servirán mejor a sus clientes, porque es la forma de sacarle puntos a la competencia.

Archivo / EL TIEMPO

Una droguería que funciona desde hace 10 años en Bocagrande (Cartagena) entró ayer a la historia de los supermercados colombianos. Los propietarios de Supertiendas Olímpica decidieron que sus puertas no se volverán cerrar y que el servicio se extenderá las 24 horas, pero no solo para ofrecer medicamentos sino para vender de todo. Se trata del primer supermercado del país con horario permanente.

El gerente nacional de mercadeo, Carlos Bernal, cuenta que se decidió ampliar la superficie de 200 a 510 metros cuadrados y volverla supermercado, cambiando equipos y remodelando para ofrecer abarrotes, carnes, verduras, frutas, panadería y delikatessen. El cambio necesitó una inversión de 600 millones de pesos.

El proyecto de los supermercados que ...

Ahora los ...

...rulla Vivero, considera este paso como positivo, pues amplía el nivel de servicio.

Azout no tiene previsto abrir sus almacenes día y noche. Explicó que una determinación de es... aún no tienen previsto este servicio, pues las investigaciones de mercadeo le muestran a la empresa que a corto y mediano plazo no se justifica.

Luis Carlos Arango, director de Colsubsidio, señaló que ... la mañana y las 9 y 11 de la noche. Los Carrefour, que atienden normalmente de 9 de la mañana a 9 de la noche, este mes lo harán de 9 de la mañana a 11 de la noche.

Y los supermercados Olímpi...



Hoy cierra sus puertas al público Expoartesanías 2001 en la que 800 expositores de todo el territorio nacional mostraron lo mejor de sus diseños en madera, vidrio, cerámica, textiles y fibras vegetales. Una de las novedades del evento fue el "Colombian Look" con piezas de estilo contemporáneo donde predominaron los tonos rojos, olivas, mostaza, blanco y negro.

Esperando la pensión

Hoy vence el plazo para que la Federación de Cafeteros y el Fondo Nacional de Café respondan por el pago de las pensiones atrasadas a los jubilados de la Flota Mercante Grancolombiana, de acuerdo con un concepto de la Corte Constitucional. Los pensionados señalan que están a la espera del reconocimiento de sus mesadas que les adeudan desde julio pasado.

Un año menos malo

Un crecimiento del 2,5 por ciento estimó Fedesarrollo para el 2002, año que será menos malo que el actual cuyo crecimiento apenas bordeará el 1,5 por ciento. La inflación se situará alrededor del 7,0 por ciento, la devaluación será del 9 por ciento y el desempleo se mantendrá en 16,7 por ciento. Una encuesta de la entidad señala que los hogares colombianos esperan que su situación mejore en los próximos 12 meses.

Convenio tecnológico

AT&T Latin America, proveedor de servicios de comunicaciones suscribió un contrato con Granahorrar, para proveer una red de datos corporativos a 120 oficinas en 11 ciudades de Colombia y 30 puntos de conexión adicional, entre los cuales se encuentran enlaces de respaldo y con entidades externas. La entidad ofrecerá a sus clientes el portafolio de productos y servicios, dejando la posibilidad de usar los canales que mejor se ajusten a las necesidades y expectativas de los clientes.

supermercados que no duermen se extenderá a Bogotá el año entrante. En febrero, muy probablemente el autoservicio de Olímpica de la calle 100 con autopista norte, será la nueva tienda donde se podrá comprar de todo las 24 horas del día.

Ahora los horarios son más flexibles para servir mejor a la clientela

La competencia le dio ayer mismo la bienvenida a la jornada continua de Olímpica. Samuel Azout, presidente de Ca-

determinación de estas depende de la localización, el tráfico y la densidad de población. "Vamos a evaluar a mediano plazo la posibilidad de los horarios extendidos, teniendo en cuenta barreras como la seguridad, para lo cual hay que tener muchas precauciones", concluyó Azout.

También le dieron la bienvenida a Olímpica, los supermercados Colsubsidio, que

tor de Colsubsidio, señaló que la competencia tiene ideas valiosas, que se deben ensayar para que se ajusten a las necesidades del consumidor.

Todos los gustos

Hasta hace poco ninguna empresa se atrevía a abrir antes de las 8 de la mañana y a cerrar después de las 9 de la noche. Hoy, por ejemplo, los supermercados Colsubsidio inician la jornada a las ocho de la mañana y la terminan a las 9 de la noche.

Carulla Vivero atiende en sus distintos formatos entre las 7 de

—1, los supermercados Olímpica (diferentes al de 24 horas de Bocagrande) prestan servicio entre las 6 de la mañana y las 11 de la noche.

Este mes Pomona, Éxito y Ley abrirán a las ocho y media de la mañana y cerrarán entre las 9 y las 10 de la noche.

Todas las cadenas tienen previstos horarios extendidos en la noche. Los gerentes de cada punto de venta toman las decisiones. Lo único cierto es que, como la Cenicienta, ninguno pasa de las 12 de la noche con sus puertas abiertas.

AGROQUÍMICOS

Empujón al campo

JUAN GUILLERMO LONDOÑO M.
Enviado especial de EL TIEMPO

CHINCHINÁ (CALDAS)

A partir del próximo año los agricultores dedicados al cultivo de flores, café, banano, hortalizas, arroz, caña de azúcar y papa entre otros, sentirán una reducción en los precios de los insecticidas, fungicidas y herbicidas de por lo menos 8 por ciento.

Esta reducción también podrá traducirse en un alivio para el bolsillo de los consumidores y al mismo tiempo mejorará la rentabilidad del sector agropecuario.

Ayer, el ministro de Hacienda, Juan Manuel Santos, anunció que le fue eliminado el IVA a las materias primas que importan las empresas nacionales y multinacionales para la elaboración de los agroquímicos, 1-15

PRESUPUESTO / SE EJECUTARÁ EN 15 DÍAS

$ 700 mil millones a educación

Los maestros de las nóminas departamentales recibirán 380 mil millones de pesos y las universidades públicas, 62 mil millones de pesos.

Cerca de 55.000 maestros jubilados, las universidades públicas nacionales y territoriales, así como los maestros que pertenecen a las nóminas departamentales se beneficiarán de la adición presupuestal de 700.000 millones de pesos que se aprobó para el ministerio de Educación Nacional.

Los dineros, que deberán ejecutarse en las próximas dos semanas, provienen de la adición presupuestal aprobada el viernes pasado por el Congreso de la República.

De acuerdo con el ministro de Educación, Francisco José Lloreda, los recursos permitirán un abono a los salarios de unos 55.000 maestros jubilados, mientras se conoce la suerte de la reforma pensional que cursa en el Congreso.

Para tal fin, la cartera de Educación destinará 220.000 millones de pesos al Fondo de Prestaciones Sociales del Magisterio, que maneja las pensiones de los jubilados.

El Fondo, que fue creado en 1989 y comenzó a operar al año siguiente, tiene en su nómina unos 55.000 jubilados, a quienes durante el 2000 se les pagó por concepto de mesadas 465.559 millones de pesos. Cada mes, en promedio, entran a ese fondo 681 nuevos pensionados.

Se destinarán 220 mil millones para jubilados del Magisterio.

Lloreda dijo que las universidades públicas nacionales recibirán 35.000 millones de pesos, "lo cual les permitirán cubrir obligaciones pendientes del retroactivo salarial a pesar de que se trataba de un costo que en principio asumirían las propias universidades". Esos dineros se agregarán a una cifra igual que el Gobierno giró el año pasado.

Tales recursos se entregarán adicionalmente a los dineros que el Consejo Nacional de Educación Superior distribuye para todas las universidades, a través de indicadores, y que alcanzan la suma de 7.351 millones de pesos.

Según Lloreda, a las universidades públicas de orden territorial les serán destinados 27.000 millones de pesos. Y la distribución se realizará teniendo en cuenta los programas de saneamiento, viabilidad y desarrollo que adelantan la mayoría de ellas para superar la crisis en sus finanzas.

Otra parte de los dineros de la adición presupuestal, 380.000 millones de pesos, se empleará para ayudar a los departamentos y los distritos especiales a ponerse al día con el pago del personal docente y administrativo que está en las nóminas de esas entidades territoriales y que deberían ser cubiertos con recursos del Situado Fiscal.

Los dineros de la adición presupuestal también servirán para ejecutar un plan que permitirá mejorar y dotar de bibliotecas a las 129 normales superiores que existen en el país.

Igualmente, para el programa de educación de los desplazados por la violencia y para el programa Empleo en Acción, "Todos ellos de fundamental importancia para las regiones", según Lloreda.

LAS UNIVERSIDADES públicas, como la universidad del Valle, recibirán 62.000 millones de pesos, que se distribuirán teniendo en cuenta los programas de saneamiento que adelanten.

Archivo / EL TIEMPO

Finanzas de las universidades públicas, pesos constantes de 1999

Años	Presupuesto de ingresos				
	Nación	Dpto.	Propios	Otros	Total
1997	781.662	39.263	315.779	164.530	1.301.234
1998	840.062	38.041	315.877	155.678	1.349.658
1999	921.753	82.990	323.086	122.944	1.450.772
Varia 1992-1999	93%	164%	246%	153 %	123%

Participación porcentual de los gastos de las universidades públicas, 1985-1999

Años	G.personales	G.generales	T.corrientes	G.comer
1997	63,1	12,0	24,1	0,8
1998	66,0	10,6	22,0	1,4
1999	72,2	12,0	14,9	0,9

Fuente: Departamento Nacional de Planeación, cálculos de la Misión Social
Gráfico: Diseño Editorial / EL TIEMPO

ECONÓMICAS

CIFRA DEL DÍA
6,6 por ciento es la devaluación del peso en lo corrido del año.

DÓLAR

Tasa representativa del mercado	$ 2.318,67
Casa de cambio (c)	$ 2.100,00
Casa de cambio (v)	$ 2.140,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,63
Ayer	0,63

PETRÓLEO — Dólares por barril

Hoy	19,23
Ayer	18,13

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	952,39
Ayer	953,14

INTERÉS — Efectivo anual

DTF	11,31%
DTF Trimestre anticipado	10,72%
TBS Efectivo anual (Bancos a 90 días)	10,85%

UVR

HOY	$ 121,3451
MAÑANA	$ 121,3498

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,07	3,17
Dólar (Ecuador)	$ 2.318,67	
Peso mexicano	258,32	

Mínimo en espera

Esta semana se conocería el incremento en el salario mínimo para cuatro millones de colombianos tras el fracaso en el proceso de concertación. El fin de semana funcionarios del Gobierno estuvieron trabajando en la definición de la cifra que comenzará a aplicarse a partir del primero de enero del año entrante y que estaría alrededor del 8 por ciento, con lo cual el mínimo quedaría en 308.800 pesos.

Reducción de intereses

Las tasas siguen bajando (DTF %)


13,25
11,86
11,31
Nov 2000
Sep 2001
Nov 2001

Gráfico: Diseño Editorial / EL TIEMPO
Fuente: Banco de la República

A partir de hoy comienza a hacerse efectiva la baja en las tasas de interés de intervención del Banco de la República que quedaron en 8,5 y 7,5 por ciento anual a las cuales les presta y recoge liquidez del sistema financiero, respectivamente. Esta reducción se debe traducir en un menor costo del crédito y rendimientos para los clientes de las entidades financieras.

Recursos para prevención

El Fondo para la Reconstrucción y Desarrollo Social del Eje Cafetero invirtió 187.282 millones de pesos en los últimos 3 años en 10 proyectos para la prevención y mitigación de riesgos. La gestión de riesgo busca con la participación de la ciudadanía que se disminuyan eventuales desastres, según informó el director ejecutivo del fondo, Everardo Murillo.

Clavos sin salvaguardias

Las exportaciones colombianas de tubos soldados para petróleo y gas, clavos y puntillas no serían afectadas por la medida de salvaguardia a las importaciones de acero que ha recomendado aplicar el International Trade Comission, ITC, de los Estados Unidos. Un informe de la comisión que trata el asunto recomendó no aplicar las medidas a los países beneficiarios de las preferencias andinas.

CONSTRUCCIÓN / DESPEGAN CUENTAS DE AHORRO PARA ESTRATOS ALTOS

Luz al final del túnel

Ya se han abierto 729 cuentas de Ahorro para el Fomento de la Construcción (AFC) con 1.540 millones de pesos en depósitos.



LA DEMANDA DE VIVIENDA en los estratos medios y altos se ha reactivado en los últimos meses de acuerdo con cifras del sector.
Archivo / EL TIEMPO

La esperanza del Gobierno y los constructores sobre el despegue inminente de la edificación de viviendas para la población de estratos 4, 5 y 6 es grande, lo mismo que sobre sus efectos en el resto de la economía.

A menos de tres meses de haberse expedido su reglamentación, el viernes de la semana pasada ya se contabilizaban 729 cuentas de Ahorro para el Fomento de la Construcción (AFC) con 1.540 millones de pesos en depósitos, según el reporte entregado por la banca hipotecaria a la Dirección de Vivienda del Ministerio de Desarrollo.

Las AFC están diseñadas para estimular la compra de vivienda de estratos altos, pues lo que éstos paguen por capital e intereses de créditos nuevos será descontado, dentro de cierto límite, de la retención en la fuente de salarios y honorarios o del impuesto de renta.

Para el ministro de Desarrollo, Eduardo Pizano, las AFC abiertas son un indicativo de

Licencias de construcción para vivienda
Miles de metros cuadrados, enero-octubre


1993 7.913,6
1994 9.155,7
1995 8.438,0
1996 5.637,4
1997 6.742,7
1998 6.417,7

capital colombiana, ese comportamiento de los compradores refleja en buena medida lo que está sucediendo en 34 grandes y medianas ciudades colombianas, con excepción de Cali y Armenia, donde el área aprobada para edificación registra caídas significativas.

Efecto en cadena

Si hay demanda, recordó el vicepresidente técnico de Ca-

en igual mes del año pasado, de los cuales 371.000 metros cuadrados (el 65 por ciento del total) correspondieron a vivienda no social.

El ministro de Desarrollo señaló cómo la construcción es un renglón aglutinante de otros 28 sectores de la economía, porque demanda cemento, arena, ladrillo, acero, vidrio, textiles, hierro, alimentos, bebidas, publicidad, made-

e. internacional... race Comisión, ... C, de los Estados Unidos. Un informe de la comisión que trata el asunto recomendó no aplicar las medidas a los países beneficiarios de las preferencias andinas.

Carulla busca socio



Un nuevo hipermercado de Carulla fue inaugurado en Sabaneta, al sur del Valle de Aburrá. Durante el evento el presidente de Carulla -Vivero, Samuel Azout, quien no hizo precisiones sobre el nombre del posible socio extranjero que está buscando para su compañía sí señaló que el aliado estratégico debe considerar la compra de por lo menos el 30 por ciento de las acciones de la compañía, porque menos de esa porción no le venderá a nadie.

Acuerdo HP y Acoplásticos

Hewlett-Packard Colombia firmó un acuerdo con la Asociación Colombiana de Industrias Plásticas (Acoplásticos). Esta alianza está basada en el suministro por parte de HP de soluciones de almacenamiento, impresión y de centros de cómputo, tendientes a ofrecer un paquete integral de soluciones tecnológicas.

o del impuesto de renta.

Para el ministro de Desarrollo, Eduardo Pizano, las AFC abiertas son un indicativo de que la demanda que se avecina no es especulativa y que será un soporte sólido al crecimiento del 13,5 por ciento que hasta octubre registraba la construcción en general y del 18 por ciento de la vivienda en particular.

A lo anterior se agregan las compras que, sobre planos, se están presentando en apartamentos con precios superiores a

Año	
1996	5.637,4
1997	6.742,7
1998	6.417,7
1999	4.284,8
2000	3.994,6
2001	4.341,4

Fuente: Dane.

los 100 millones de pesos, como sucedió en Ciudad Salitre (Bogotá), donde en menos de tres meses se vendieron más de 100 unidades.

Aunque el caso ocurrió en la

Efecto en cadena

Si hay demanda, recordó el vicepresidente técnico de Camacol, Camilo Silva, el sector de la construcción entra en movimiento y si se trata de vivienda diferente a la de interés social, el poder de arrastre sobre otros sectores de la economía es mayor.

De acuerdo con información del Dane, en octubre se aprobaron licencias por 574.649 metros para la edificación de vivienda, 10,7 por ciento más que

otros 28 sectores de la economía, porque demanda cemento, arena, ladrillo, acero, vidrio, textiles, hierro, alimentos, bebidas, publicidad, madera, muebles, cerámica, combustibles, entre otras muchas actividades productivas.

El funcionario destacó, además del buen ambiente que existe ahora para que la gente se le mida a la compra de vivienda y del compromiso de la banca hipotecaria para otorgar créditos, los avales que concede el Fondo Nacional de Garantías a los colombianos **3-5**

ENTREVISTA / LARRY SMITH PIDE IGUALDAD DE CONDICIONES

"PCS tenía que seguir": BellSouth

CLARA INES RUEDA
Editora Económica de EL TIEMPO.

El presidente de BellSouth, Larry Smith, había preferido guardar silencio frente al tema de PCS y dejar que José Fernando Bautista, presidente del gremio de las compañías de telefonía móvil (Asocel), hablara en nombre de la multinacional.

Sin embargo, piensa que llegó la hora de "mostrar su punto de vista", después de la polémica que generó la solicitud de BellSouth de revocar los puntos de la resolución 1512 que asignan bandas de frecuencia a PCS. La solicitud llevó a la ministra de Comunicaciones, Angela Montoya, a interrumpir el proceso. El viernes, no obstante, la funcionaria reanudó la licitación. Horas después, EL TIEMPO habló con Smith.

¿Cómo toma la decisión del Gobierno de seguir adelante con PCS?

En medio de la controversia que se generó por la interrupción de la licitación, el Gobierno no tenía que tomar una decisión y hacer claridad sobre el tema. Desde ese punto de vista es bueno que la Ministra haya decidido reanudar el proceso.

La Ministra interrumpió la licitación por el temor de que las firmas celulares hicieran de todo para tumbarla. ¿Seguirán combatiendo la llegada de PCS?

Siempre hemos respetado el derecho del Gobierno de adelantar el proceso. Además, el único que realmente puede pararlo es el mismo Gobierno. Nosotros simplemente queremos poder competir en igualdad de condiciones. **3-3**



COMPUT@DORES

DEJE SU COMPUTADOR COMO NUEVO

Usted puede aprovechar el tiempo libre para mejorar la funcionalidad de su equipo mediante limipeza y actualización. 3-9



EL TIEMPO

LUNES 17 DE DICIEMBRE DE 2001

ECONÓMICAS

ARGENTINA SIGUE EN AGONÍA

Domingo Cavallo, el ministro de Economía siempre ha estado presente en las crisis. 3-2


Juan Carlos Echeverry
Planeación Nacional
PIB 3%
Desempleo 14,8%
Inflación 6%
Devaluación 8%
Juan José Echavarría
Fedesarrollo
PIB 2,5%
Desempleo Más de 15%
Inflación 6,7%
Devaluación 7% -8%
Santiago Montenegro
Anif
PIB 2%
Desempleo 17,5%
Inflación 7%
Devaluación Más de 10%
Javier Fernández
Prospectiva Económica
PIB 2%
Desempleo 15%
Inflación 7%- 8%
Devaluación Más de 12%
Felipe Gómez
Suvalor - Corfinsura
PIB 2,1%
Desempleo
Inflación 6,7%
Devaluación 7,2%
Eduardo Sarmiento
Escuela de Ingeniería
PIB 2%
Desempleo 17%
Inflación 7%
Devaluación 12%

CRECIMIENTO / ANALISTAS COINCIDEN EN SUS PROYECCIONES

El 2% rondará el 2002

JACQUELINE GUEVARA GIL
Redactora de EL TIEMPO

Faltando apenas 15 días para finalizar el año, analistas económicos y Gobierno destaparon sus previsiones sobre el comportamiento de la economía para el 2002. La noticia buena es que definitivamente el año entrante será mejor. La mala es que no va a ser espectacularmente bueno.

Como esta vez hay un mayor consenso entre los economistas, no se prevé un gran 'descache' con las cifras como ocurrió este año, cuando todo el mundo tuvo que revisar sus proyecciones a la baja.

El PIB este año no crecerá ni la mitad de lo esperado inicialmente, que se-

se prevé que la recesión en E.U. no durará más allá del primer o segundo semestre del año entrante.

Pero no dependemos sólo de E.U. Colombia seguirá de cerca lo que le pase a nuestros vecinos, muy especialmente a Venezuela, país que tendría el año entrante un mediocre desempeño y que atraviesa una de las peores crisis políticas recientes.

ECONÓMICAS

Gobierno confía en acercarse al 3%. Las incertidumbres son recesión

El director de Planeación Nacional, Juan Carlos Echeverry, dice que el Gobierno se la "meterá toda a este tema" con los programas de Empleo en Acción y Vías para la Paz, a los que se destinarán 600.000 millones de pesos para generar 200.000 puestos de trabajo.

El director de Fedesarrollo, Juan José Echavarría, no es muy optimista en este frente y considera que cualquier

preocupación en el 2002, como no lo fue en a lo largo de año. Para los analistas consultados por EL TIEMPO dará lo mismo una cifra de 6 o 7 por ciento. Claro que en la medida en que se logre la meta de inflación habrá más espacio para que el Banco de la República continúe bajando sus tasas de interés para reactivar la demanda y el crédito.

Y sobre el comportamiento del dólar también hay coincidencia en el sentido de que se recuperará el terreno perdido este año y que la devaluación estará entre 8 y 9 por ciento, muy cerca del incremento en los precios, con lo cual la cotización de la divisa terminaría alrededor de 2.500 pesos.

Este hecho será favorable para las exportaciones, pero inquietará a los

El PIB este año no crecerá ni la mitad de lo esperado inicialmente, que según el Gobierno era 3,8 por ciento.

Ahora la mayoría apuesta por un crecimiento el año entrante del 2 por ciento, aunque el Gobierno es más optimista y cree que se puede llegar incluso al 3 por ciento. La cifra, no obstante, está en revisión.

Este desempeño estará explicado por factores internos y externos. Sobre este último punto hay incertidumbre en torno a la recesión mundial y especialmente al comportamiento de la economía de los Estados Unidos, que es nuestro principal socio comercial, pues nos compra el 45 por ciento de nuestros productos.

En este frente hay esperanzas, pues ... que atraviesa una de las peores crisis políticas recientes.

De ahí que no se espere un repunte sustancial de las exportaciones, que fueron las que ayudaron a la economía este año, con excepción de las de café y petróleo, que cayeron 18 por ciento.

El sector que sí ayudará, contrario a lo que ha ocurrido anteriormente, será la construcción, que finalizará el año al alza y que es uno de los principales generadores de mano de obra.

Desempleo a la baja

Aunque el crecimiento no sea muy alto, el Gobierno sí espera que el desempleo descienda por lo menos dos puntos (hoy está en 16,8 por ciento en 13 ciudades).

a... %. ...as incertidumbres son recesión mundial y proceso electoral. Construcción ayudará. Inflación no será un problema.

El director de Fedesarrollo, Juan José Echavarría, no es muy optimista en este frente y considera que cualquier cifra por encima del 15 por ciento sigue siendo un desastre. Por eso insiste en la necesidad de flexibilizar el mercado laboral.

Este tema será crucial para los 2,8 millones de desempleados que hay en el país, ya que de cualquier nuevo puesto de trabajo que se cree depende la subsistencia de muchas familias.

Hoy la tasa de desempleo es de 16,8 por ciento, la segunda más alta de América Latina después de Argentina, país que atraviesa por un difícil período, generado en buena medida por su abultada deuda externa.

Al parecer, la inflación no será una ... redcor de 2.500 pesos.

Este hecho será favorable para las exportaciones, pero inquietará a los que tienen deudas en esta moneda, pues se incrementarán ligeramente.

Normalmente, en año electoral se presenta una mayor devaluaciónpor la incertidumbre que genera un nuevo gobierno. A ello se suma la otra gran incertidumbre en Colombia: el proceso de paz, que como siempre es un factor que pesa en la economía

Mucho por hacer

A todas estas ¿qué es necesario hacer para que el 2002 sea un año mejor? Para el director de Prospectiva Económica, Javier Fernández Riva, si el Banco de la República mantiene a la baja las tasas de interés (o por lo menos no las sube), si suministra **3-8**

PROYECTO / COMPUTADORES PARA EDUCAR REACONDICIONA Y ENTREGA EQUIPOS A ESCUELAS

La tecnología desechada también hace futuro

el plan, que hace parte de la Agenda de Conectividad del Gobierno, espera beneficiar a 1.088 escuelas públicas de todo el país antes de que acabe el 2001.

COMPUTADORES

Cuando la hermana María Ulcelina Largo vio llegar a la concentración escolar La Presentación de Munchía (Caquetá) el camión con los computadores que había solicitado al Ministerio de Comunicaciones en Bogotá hacía dos meses, supo que Dios también escuchaba las oraciones de los rectores.

Al día siguiente, 170 niños de la institución se agolpaban en las ventanas del salón convertido en centro de cómputo para ver cómo algunos asesores técnicos empezaban a armar los equipos que sacaban de cajas de cartón con el logotipo 'Computadores para Educar' en todas sus caras.

Al igual que la hermana María Ulcelina, los rectores de 616 escuelas y colegios públicos en todo el país han sabido escuchadas sus peticiones con la asignación de 5.136 máquinas, entre computadores e impresoras, como parte del programa Computadores para Educar (CPE) de la Agenda de Conectividad que pretende fomentar el acceso a los mecanismos de formación que la tecnología actual puede ofrecer.



ESTUDIANTES de 297 municipios se han visto favorecidos con CPE.

Un proyecto de desarrollo

La historia se remonta a mayo de 1999, cuando el presidente Andrés Pastrana visitó en Canadá el proyecto *Computers For Schools*, que desarrolla el gobierno de ese país desde 1993.

Con la idea de repetir la experiencia en Colombia, la Presidencia de la República inauguró en marzo del año pasado el programa, que hoy cuenta con la participación de los ministerios de Comunicaciones y de Educación, el Sena y el Gobierno de Canadá, además de la colaboración de varios socios de la empresa privada.

"El objetivo de CPE –explica María Isabel Mejía, gerente del plan– es recolectar todos los computadores que las empresas ya no utilizan para reacondicionarlos y entregarlos posteriormente, sin costo, a instituciones educativas de bajos recursos. Aunque los equipos no representan la vanguardia de la tecnología, tienen gran potencial en la educación de los niños".

Sin embargo, como comenta la funcionaria, se trata de una labor lenta. "En el país –explica–, hay aproximadamente 57.000 colegios y escuelas públicas, y la mayoría de ellas no tienen acceso a herramientas digitales para el apoyo de procesos educativos. Por eso, hay que desarrollar una estrategia que permita cambiar la situación".

Así, Computadores para Educar ha recibido en donación más de 19.200 máquinas (92 por ciento de la meta establecida para el 2001) que esperan ser entregadas en 297 municipios colombianos.

De cualquier forma, como es de esperar, debido a que se aceptan computadores usados y de baja especificación, a los colegios solo llega el 60 por ciento de los aparatos recibidos, que deben pasar por un proceso de reacondicionamiento en los centros diseñados para ese fin en Bogotá, Barranquilla, Cali y Medellín.

Allí, cada unidad es sometida a un proceso técnico de prueba y readecuación realizado por colaboradores y alumnos del Sena, quienes, posteriormente, instalan el software necesario, efectúan controles de calidad, empacan y despachan cada a aparato a las instituciones beneficiarias.

En Bogotá, por ejemplo, 758 computadores ubicados en enormes bodegas **3-13**

¿QUIERE SER BENEFICIARIO?

Las instituciones que pueden recibir equipos del programa Computadores para Educar son los colegios y escuelas públicas urbanas y rurales del país, bibliotecas y casas de la cultura públicas y centros de acceso comunitario.

Los interesados deben llenar un formulario de solicitud, disponible en los puntos de información del proyecto (ver recuadro), que entrará en una base de datos para ser evaluado mediante un modelo establecido de selección.

Con la información, un comité compuesto por la gerencia del programa y el viceministro de Educación escoge los beneficiarios.

Finalmente, los resultados de las solicitudes estarán a disposición del público en los centros de información de CPE.

¿Qué se puede donar?

- Computadores usados o nuevos con procesador 386 o superior (Monitor a color).
- Partes como CPU, teclados, ratones, memorias, discos duros y tarjetas de red en buen estado.
- Insumos y repuestos.
- Software educativo con sus correspondientes licencias.
- Transporte local o nacional.
- Asesoría técnica y capacitación para el programa.

ECONÓMICAS

CIFRA DEL DÍA

$ 184.834 millones fue la última colocación de TES de este año.

DÓLAR

Tasa representativa del mercado	$ 2.307,12
Casa de cambio (c)	$ 2.090,00
Casa de cambio (v)	$ 2.140,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,63
Ayer	0,63

PETRÓLEO — Dólares por barril

Hoy	18,36
Ayer	18,08

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	950,16
Ayer	944,81

INTERÉS — Efectivo anual

DTF	11,48%
DTF Trimestre anticipado	10,72%
TBS Efectivo anual Bancos a 90 días	11,07%

UVR

HOY	$ 121,3203
MAÑANA	$ 121,3280

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,07	3,17
Dólar (Ecuador)		$ 2.307,12
Peso mexicano		254,87

Crecimiento nulo

Los países miembros de la Organización de Cooperación y Desarrollo Económico (Ocde), entre los cuales están los más industrializados, cerraron el tercer trimestre del año con un crecimiento nulo del PIB frente al segundo trimestre. Aunque el crecimiento en el segundo trimestre del año respecto al primero también fue de cero por ciento la Ocde dijo que no se podía hablar de recesión, pues técnicamente solamente dos trimestres consecutivos de crecimiento negativo y no nulo definen una recesión.

Desempleo en América Latina

Desempleo juvenil en América Latina (%)

Año 2001

País	%
Argentina	43,0
Uruguay	36,2
Colombia	33,9
Chile	19,5
Perú	15,3
Brasil	12,7
México	4,6

Fuente: OIT.

El desempleo en América Latina y el Caribe se mantuvo en 2001 igual al año pasado -un 8,3 por ciento-, a pesar de la caída en las expectativas económicas en la región, pero los análisis indican que las perspectivas laborales para 2002 no son alentadoras. Así se desprende de un informe de la Organización Internacional del Trabajo. Las estadísticas dan cuenta que el desempleo juvenil sigue siendo elevado en la región.

Noel quiere a Rica Rondo

Industrias Alimenticias Noel informó a la Superintendencia de Valores que está en conversaciones para la adquisición de Rica Rondo, empresa que tiene el 19,5 por ciento del mercado de los productos cárnicos del país. De concretarse la negociación, el Grupo Empresarial Antioqueño, que controla Noel y otras empresas del sector podría aumentar su participación a por lo menos un 70 por ciento.

Crecen exportaciones de Pymes

ALZAS / EL 30 POR CIENTO DE LAS FAMILIAS VIVEN EN ESTA SITUACIÓN

Arriendos no deben superar 6%

Hay dos formas para hacer el incremento: la meta de inflación o el 1 por ciento del valor comercial del inmueble.

Si usted pertenece a los 2,8 millones de familias colombianas que viven en arriendo en el país, le debe interesar este dato: las alzas en los cánones para el año entrante no deben superar el 6 por ciento, que es la meta de inflación prevista por el Banco de la República.

Este incremento opera para los arriendos en cualquier estrato de la población y sólo cobija al sector residencial, pues los establecimientos comerciales se rigen por otros parámetros. El incremento se aplica sólo una vez al año, en el momento en que se renuevan los contratos.

Según cifras de Fedelonjas, alrededor del 60 por ciento de los contratos de arrendamiento se renuevan cada año mientras que un 40 por ciento corresponden a nuevos contratos, que se firman cuando una familia desocupa el inmueble y otra lo toma.

En este último caso el canon no puede pasar del 1 por ciento del valor comercial de la vivienda. Por ejemplo, si un inmueble tiene un valor comercial de 50 millones de pesos el arriendo no puede superar los 500.000 pesos mensuales. Sin embargo, debido a la desaceleración de la economía en los últimos años era muy común que el arriendo estuviera muy por debajo de dicho porcentaje.

Rentabilidad inmuebles

Tipo de inmueble	Rentabilidad	Mensual*
Vivienda clase alta	0,5	0,7
Vivienda clase media	0,6	0,8
Vivienda clase baja	0,8	1,2
Oficinas rango alto	0,8	1,0
Oficinas rango medio y bajo	0,8	1,4
Locales centros comerciales grandes	0,6	0,7
Loccales centro ciudad	0,9	1,3
Locales centro comercial pequeños	0,7	1,0
Bodegas industriales	0,6	0,7

(*) rentabilidad sobre el valor del inmueble

Fuente: Fedelonjas.

Precios se recuperan

Así lo sostiene el presidente de Fedelonjas, Jorge Mario Ángel, quien dijo que esta situación se presentó particularmente en estratos medios y altos. En estos sectores la rentabilidad de los arriendos sobre el valor de la vivienda era menor que en los estratos bajos donde aún se siguen cobrando cánones mucho mayores a los permitidos por la ley porque no existen controles más rigurosos.

No obstante, Ángel destacó como positivo el hecho de que se esté presentando una recuperación en los arriendos, que es otro de los síntomas del mejor desempeño del sector de la construcción.

El gremio espera que incluyendo los contratos que se renueven y los nuevos que se firmen los incrementos el año entrante estén en promedio entre el 7 y 8 por ciento para el 30 por ciento de las familias colombianas que viven en esta situación.

LEY / VENTA DE TIQUETES

Aerolíneas pagarán 10% de comisiones

Las aerolíneas tendrán que pagarles a las agencias de viajes el 10 por ciento de comisión por la venta de sus tiquetes, de acuerdo

aumentar su participación a por lo menos un 70 por ciento.

Crecen exportaciones de Pymes

Exportaciones no tradicionales
Enero-septiembre, millones de dólares

	Emp. atendidas Proexport	Emp. no atendidas
Agroindustria	973,0	680,6
Manufacturas	1.067,5	1.273,5
Prendas	676,4	182,9
Servicios	139,4	373,4

Fuente: Proexport.

Más de la mitad de las exportaciones no tradicionales entre enero y septiembre fueron realizadas por empresas atendidas por Proexport, que destinó en este período 7.486 millones de pesos para coinversión. Programas como Expopyme han vinculado 1.680 pequeñas y medianas compañías, de las cuales 1.070 diseñaron su plan de exportación. 417 de las firmas evaluadas facturaron 49 millones de dólares en 1999, cifra que ascendió a 46 millones en el primer semestre del 2001.

Retiran reforma laboral

El proyecto de flexibilización laboral presentado por los representantes Zulema Jattin, Luis Felipe Villegas y Armando Anaya fue retirado del Congreso ante la falta de tiempo para una mayor discusión teniendo en cuenta que las sesiones finalizan el próximo 16 de diciembre. La iniciativa contemplaba la compensación de dominicales y festivos por dias de descanso, la reducción del pago de horas extras nocturnas y el descenso de los aportes parafiscales.

Autosuficiencia petrolera

La Contraloría advirtió que de no encontrarse reservas para el 2004 no habrá suficiente provisión de hidrocarburos lo que provocará un fuerte impacto fiscal. Además de pagar por la importación de crudo la Nación dejaría de recibir vía transferencias 6.475 millones de dólares en los próximos 10 años, que serían la diferencia entre lo proyectado por Ecopetrol y lo calculado por la Contraloría bajo un escenario de estancamiento.

Congelarán precios

El ministro de Agricultura y Desarrollo Rural, Rodrigo Villalba Mosquera, los gerentes de las centrales de abastos del país y los representantes de la industria, firmarán este jueves 13 de diciembre a las 10 de la mañana, el acuerdo mediante el cual se congelan los precios de los principales productos de la canasta familiar, por la temporada decembrina y la época de vacaciones.

Las aerolíneas tendrán que pagarles a las agencias de viajes el 10 por ciento de comisión por la venta de sus tiquetes, de acuerdo con lo aprobado ayer por la Cámara de Representantes, cuyo texto pasará a sanción presidencial.

Con 60 votos a favor y 30 en contra, la plenaria de la Cámara dirimió el enfrentamiento que desde el año pasado sostenían las empresas aéreas con las agencias, a las cuales se les redujo, de manera unilateral, el 10 por ciento que se les venía reconociendo desde hace más de 40 años.

American Airlines, Continental y British, dijo el presidente de Anato, Óscar Rueda, únicamente pagan el 7 por ciento; Lufthansa, el 9; Iberia y Air France, el 8, y las demás aerolíneas el 10 por ciento.

Aunque las aerolíneas se opusieron a que la tarifa de las comisiones fuera establecida por la Ley, posición que fue respaldada por la embajadora de Estados Unidos en Colombia, Anne Paterson, pudieron más los argumentos en defensa de las agencias de viajes y el trabajo de aproximadamente 45.000 personas, que, según algunos Representantes, desaparecerían si se dejaba que el mercado fijara el porcentaje.


ARUBA
Desde US 600
Todo Incluido
Acomodación Triple
Salidas
Dic. 27-29-30
Enero 4-5
Bushiri
Llame ya
313 05 00
Bogotá
Consulte su agencia de Viajes


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VIVE COLOMBIA
MINISTERIO DE DESARROLLO ECONÓMICO · FONDO DE PROMOCIÓN TURÍSTICA DE COLOMBIA

ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

BOLSA DE VALORES DE COLOMBIA

ESPECIE	PRECIO ANTERIOR	PRECIO CIERRE	VARIACIÓN	VARIACIÓN PORCENTUAL	PRECIO MÁXIMO	PRECIO MÍNIMO
BANCOLOMBIA	1,220.00	1,240.00	20.00	1.64%	1,240.00	1,220.00
BANBOGOTÁ	4,100.00	4,150.00	50.00	1.22%	4,150.00	4,100.00
CEMARGOS	6,000.00	6,001.00	1.00	0.02%	6,001.00	6,000.00
BAVARIA	8,041.00	8,050.00	9.00	0.11%	8,050.00	8,045.00
VAL.BAVARIA	290.00	320.00	30.00	10.34%	321.00	290.00
BANCOLOMBIAPF	989.00	993.00	4.00	0.40%	997.00	990.00
SUR.INVERSIONES	1,065.00	1,070.00	5.00	0.47%	1,071.00	1,065.00
ÉXITO	3,550.00	3,550.00	0.00	0.00%	3,550.00	3,550.00
CHOCOLATES	6,001.00	6,025.00	24.00	0.40%	6,030.00	6,025.00
CEMCARIBE	5,150.00	5,399.00	249.00	4.83%	5,400.00	5,399.00
COLTABACO	1,760.00	1,765.00	5.00	0.28%	1,770.00	1,750.00
MARLY	990.00	1,000.00	10.00	1.01%	1,000.00	1,000.00
CORFINSURA	935.00	935.00	0.00	0.00%	935.00	935.00
AVAL	144.00	145.00	1.00	0.69%	145.00	145.00
ISAPV	1,036.00	1,025.00	-11.00	-1.06%	1,026.00	1,025.00
NOEL	5,001.00	5,100.00	99.00	1.98%	5,100.00	5,100.00
SDEXITO	3,300.00	3,250.00	-50.00	-1.52%	3,250.00	3,250.00
PAZRIO	0.54	0.55	0.01	1.85%	0.55	0.55
CEMPAZRIO	1,500.00	1,500.00	0.00	0.00%	1,500.00	1,500.00
COLINVERS	1,320.00	1,320.00	0.00	0.00%	1,320.00	1,320.00
PROMIGAS	6,300.00	6,300.00	0.00	0.00%	6,300.00	6,300.00
INTERBOLSA	2,550.00	2,550.00	0.00	0.00%	2,550.00	2,550.00
EDATEL	1,045.00	1,045.00	0.00	0.00%	1,045.00	1,045.00
TEJICONDOR	90.00	90.00	0.00	0.00%	90.00	90.00
MINEROS	150.00	150.00	0.00	0.00%	150.00	150.00
FABRICATO	15.00	15.00	0.00	0.00%	15.00	15.00

Fuente: BVC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia noviembre-diciembre
924,63 — 950,16
29 30 03 04 05 06 07 10 11 12
Fuente: Bolsa de Colombia

DOW JONES
Bolsa de Nueva York noviembre-diciembre
9.829,42 — 9.894,81
29 30 03 04 05 06 07 10 11 12
Fuente: Bolsa de Nueva York

NIKKEI
Bolsa de Tokio noviembre-diciembre
10.655,96 — 10.801,52
29 30 03 04 05 06 07 10 11 12
Fuente: Bolsa de Tokio

FTSE 100
Bolsa de Londres noviembre-diciembre
5.208,50 — 5.120,00
29 30 03 04 05 06 07 10 11 12
Fuente: Bolsa de Londres

INTERESES / EMISOR TIENE CAMPO PARA DARLE UN EMPUJÓN A LA ECONOMIA

Es viable nueva baja de tasas

Con base en el buen comportamiento de la inflación no se descarta un nuevo recorte. El viernes junta del emisor decidirá si sigue los pasos de la Reserva Federal.

En Colombia están dadas las condiciones para seguir el ejemplo de la Reserva Federal de Estados Unidos y propiciar una nueva baja en las tasas de interés por parte del Banco de la República, la cual sería la séptima de este año.

El principal argumento es que como la inflación entre enero y noviembre se encuentra en 7,28 por ciento y se da por descontado el logro de la meta del 8 por ciento, a la economía le convendría otro empujoncito, como una especie de aguinaldo navideño por parte del emisor para enfilar al sector productivo hacia la senda de la reactivación.

"Si la Fed (Reserva Federal) se juega hasta la última carta y bajó sus tasas a niveles que se creían imposibles, no veo porque el Banrepública no lo pueda hacer, si aún tiene espacio", dijo Germán Arce, de Abp tesorería del ABN Amro Bank.

El martes, la Reserva Federal bajó en un cuarto de punto, por undécima vez, sus tasas de interés, precisamente argumentando que los riesgos para la economía de ese país eran mayores que un aumento de la inflación.

"Habría espacio para que el Banco de la República las redujera por lo menos un cuarto de punto", aseveró Santiago Montenegro, presidente de la Asociación Nacional de Instituciones Financieras (Anif).

Este año el emisor ha recortado en seis oportunidades sus tasas, lo que se traduce en una reducción de 3,25 puntos porcentuales.

Tasa de interés de los Certificados de Depósito a Término a 90 días (%)
Efectiva anual, promedio mensual

May	Jun	Jul	Ago	Sep	Oct	Nov
12,72	12,70	12,66	12,34	11,86	11,46	11,48

Fuente: Banco de la República

El gerente del Banco de la República, Miguel Urrutia, es más cauto. Urrutia precisó que la Reserva Federal tiene una gran ventaja sobre los demás bancos centrales, como los de América Latina, porque aún realizando bajas significativas en sus tasas de interés no hay temor de que se produzca una salida de capitales de los Estados Unidos.

Aunque la junta directiva del Emisor siempre se reserva los comentarios sobre una decisión similar en Colombia, es posible que en la reunión del próximo viernes se tome alguna decisión sobre una nueva baja en las tasas de intervención del Banco.

Los analistas consultados consideran que un efecto en la baja en las tasas de interés no se va reflejar de inmediato, pero reconocen que sería una muy buena señal para los agentes económicos, especialmente de cara a las perspectivas para el próximo año.

LEYES / PROCESOS LABORALES MAS BREVES

Patronos tendrán que responder demandas

De ahora en adelante las demandas que coloquen los trabajadores ante los juzgados laborales, tendrán que ser respondidas por los patronos demandados o de lo contrario el juez tomará por cierto lo expresado por el demandante.

Hasta ahora el patrono ni sus abogados estaban obligados a responder la que fue tumbada por la Corte Constitucional hace dos meses.

En esta conciliación, será el juez el que directamente llame a las partes para que antes de iniciarse formalmente el proceso, busquen una fórmula de acuerdo que incluso puede ser propuesta por el funcionario.

Otra de las modificaciones importantes que trae la nueva

LOS MERCADOS

En el mundo

CAFÉ

BOGOTÁ (EFE)

El precio del café colombiano cerró el miércoles en 0,6385 dólares libra ex dock Nueva York (0,6380 anterior), para entrega en diciembre, informó la Federación Nacional de Cafeteros.

BOLSA DE NUEVA YORK

NUEVA YORK (EFE)

La bolsa de Nueva York cerró ayer prácticamente sin cambios, pese al anuncio hecho por American Express de que no logrará cumplir con las expectativas de Wall Street para este trimestre.

El Dow Jones de Industriales logró subir 6,44 puntos (un +0,07 por ciento) y se situó en los 9.894,81 puntos, después de que ayer finalizase en números rojos con una baja de 33,08 puntos.

El mercado Nasdaq ganó 9,46 puntos (+0,47 por ciento), para situarse en los 2.011,39 puntos.

El volumen de negocios fue alto, con 1.401 millones de acciones traspasadas, y de las empresas cuyos títulos cambiaron de manos, 1.443 subieron, 1.620 bajarón y 194 repitieron.

En Colombia

DÓLAR

Mercado cambiario	Diciembre 12/2001
Precio de apertura	$2.309,00
Precio promedio	$2.307,30
Precio de cierre	$2.307,30
Precio mínimo	$2.304,00
Precio máximo	$2.309,10
Monto	177,78*
No. Operaciones	219

(*) millones

Fuente: Datatec, Banco de la República.

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.1132	2,072.01
Reino Unido	Libra Est. (£)	0.6911	3,337.52
Alemania	Marco (DM)	2.1781	1,058.98
Francia	Franco	7.3051	315.75
Italia	Lira	2,156.32	1.0697
España	Peseta	185.17	12.456
Suiza	Franco Suizo	1.6420	1,404.73
Japón	Yen (¥)	126.21	18.276
Canadá	Dólar can.	1.5662	1,472.71
Brasil	Real	2.3690	973.64
Argentina	Peso	1.0000	2,306.56
Perú	Nuevo Sol	3.3800	682.41
Chile	Peso	666.00	3.4633
Venezuela	Bolívar	750.75	3.0723
Ecuador	Dólar	1.0000	2,306.56
México	Peso	9.0500	254.87

Fuente: Agencias

TASAS DE INTERÉS

INDICADOR	UNIDAD	11.12.2001	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Créd. de consumo	%Efect.	31,46	UVR	%	0,19	0,37
Tarj. de crédito	%Efect.	33,45	DTF	%Efect.	11,48	11,51
Crédito ordinario	%Efect.	23,08	DTF	%Tr. A.	10,72	10,75
Créd. corporativo	%Efect.	14,86	DTF	%Tr. V.	11,02	11,04
Créd. de tesorería	%Efect.	13,13	DTF	%Sm. A.	10,58	10,60
Tasa interbancaria	%Día venc.	8,30	DTF	%Sm. V.	11,17	11,20
Libor	%Efect.	1,98	TCC	%Efect.	12,39	12,36
Prime	%Efect.	5,00	TCC	%Tr. A.	11,51	11,49
TBS 2-14 (PM10)	%Efect.	5,62	TCC	%Tr. V.	11,85	11,83
TBS 15-29 (PM10)	%Efect.	5,87	TCC	%Sm. A.	11,35	11,32
TBS 30 (PM10)	%Efect.	7,85	TCC	%Sm. V.	12,03	12,00
TBS 60 (PM10)	%Efect.	8,81	Capt. 180	%Efect.	12,00	11,97
TBS 90 (PM10)	%Efect.	11,24	Capt. 360	%Efect.	12,22	12,37
TBS 180 (PM10)	%Efect.	11,64	Int. bnc. cte.	%Efect.	22,48	22,98
TBS 360 (PM10)	%Efect.	12,12	Usura	%Efect.	33,72	34,47
TBS >360 (PM10)	%Efect.	13,34	Int. Mora	%Efect.	33,72	34,47

(PM10)=Promedio móvil 10 días- Fuente: Superintendencia Bancaria y Banco de la República

expresado por el demandante.

Hasta ahora el patrono ni sus abogados estaban obligados a responder la demanda y ni siquiera ir a juzgado.

Esa es una de las modificaciones que contiene la nueva ley que introduce reformas al código procesal de trabajo que fue revelado ayer por la Corte Suprema de Justicia.

La nueva normatividad que está contenida en la ley 712 fue sancionada por el presidente Andrés Pastrana el pasado 5 de diciembre.

Menos requisitos

Según los magistrados Germán Valdés y José Roberto Herrera de la Corte Suprema, la norma mejorará los procedimientos para que los procesos laborales no sean tan prolongados.

Actualmente, un juicio laboral dura en promedio seis años mientras que con la reforma y al simplificarse los procedimientos se calcula que el tiempo se reducirá a tres años.

La norma también revive la conciliación laboral [illegible] ...e ...nc.uso puede ser propuesta por el funcionario.

Otra de las modificaciones importantes que trae la nueva ley procesal del trabajo es que cuando se presente la demanda laboral debe ir acompañada por las pruebas y lo mismo debe hacer el patrono que las conteste.

ECONÓMICAS

CIFRA DEL DÍA

40 por ciento de la cartera de la Corporación Andina de Fomento la tiene Colombia.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.306,56	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY	Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.090,00	Hoy	0,63	Hoy	18,08	Hoy	944,81	DTF	11,48%	$ 121,3127	Bolívar	3,08	3,18
Casa de cambio (v)	$ 2.140,00	Ayer	0,62	Ayer	18,37	Ayer	936,21	DTF Trimestre anticipado	10,72%	MAÑANA	Dólar (Ecuador)		$ 2.306,56
								TBS Efectivo anual Bancos a 90 días	11,57%	$ 121,3203	Peso mexicano		255,07

Vía libre a US$ 800 millones

El Consejo de Ministros le dio vía libre al desembolso de 800 millones de dólares, recursos provenientes de créditos aprobados a Colombia por parte del BID y el Banco Mundial, cuyo desembolso se realizará en los próximos días. El ministro de Hacienda, Juan Manuel Santos, indicó que esos recursos se destinarán al ajuste en las finanzas públicas y a programas sectoriales de reforma social.

Récord histórico de préstamos

Créditos aprobados por la CAF



3.000
2.500
2.000
1.500
1.000
500
0
2.314
2.314
2.900
2.793
2.672
2.399
2.181
1.971
2.323
1.874
3.133
2.483
1996
1997
1998
1999
2000
2001
Aprobaciones Directas
Acción Catalítica

Aprobaciones 92-96: US$ 10.601 millones
Aprobaciones 97-01: US$ 13.209 millones
Récord de aprobaciones en 2001: US$ 3.133 millones

Fuente: FMI/2001 y estimaciones CAF.

Durante este año la Corporación Andina de Fomento (CAF) aprobó operaciones superiores a los 3.100 millones de dólares. Las cifras ratifican a esta entidad como la principal fuente de financiación para los países andinos y como efectivo promotor de la integración regional. El número de miembros de la institución llegó este año a 16.

No más arroz por Turbo

La Dian expidió la resolución en la que prohibió el ingreso de arroz a través del puerto de Urabá. El arroz que ingresaba por esa zona especial aduanera era llevado ilegalmente a Medellín para ser empaquetado y vendido a bajos precios generando distorsiones en el mercado, informó la Federación

NACIÓN / ODEBRECHT GANÓ PLEITO POR MAYORES COSTOS EN REHABILITACIÓN DE VÍA FÉRREA

A pagar $12 mil millones

En la sentencia, sin embargo, se evitó que se tuvieran que desembolsar 45 mil millones de pesos que pedía la multinacional Odebrecht.



ODEBRECHT DECIA que los costos de rehabilitación de la vía se dispararon por la Ley 100. El laudo rechazó esta petición. Archivo / EL TIEMPO

Un tribunal de arbitramento condenó ayer a la Nación a pagar 12 mil millones de pesos a la firma brasileña Odebrecht por mayores costos en desarrollo del contrato de rehabilitación de la vía férrea La Loma-Santa Marta.

El caso se originó luego de que la multinacional terminara la obra en los departamentos de Cesar y Magdalena, por donde la Drummond saca el carbón de la mina ubicada en la Jagua de Ibirico hacia el puerto en Santa Marta.

Odebrecht reclamaba a Ferrovías que le habían causado un desequilibrio económico por el fenómeno del Niño -que ocasionó mayores lluvias-, el impuesto de la sobretasa a la gasolina y por lo que más protestaban: la entrada en vigencia de la ley de seguridad social en 1993, que -dicen- les provocó mayores erogaciones para cubrir riesgos, pensiones y salud.

Odebrecht pedía a Ferrovías, entre otras reclamaciones,

generados por las consecuencias de la entrada en vigencia de la Ley 100 de 1993. Ese monto no incluía la indexación.

Por todos los sobrecostos, la firma solicitaba a Ferrovías pagar 45 mil millones de pesos.

La multinacional brasileña y la Nación colombiana decidieron llevar el caso a un Tribunal de Arbitramento.

'La jugada'

El Tribunal, compuesto por Marcela Monroy, Carlos Medellín y Rodrigo Noguera, determinó que no había lugar a la mayor reclamación que hacía Odebrecht, y es la relativa a seguridad social.

Argumentó que el pliego de condiciones de la licitación para adjudicar la obra, establecía que la Nación reconocería como mayores costos los gastos generados por el contratista por la modificación en impuestos, aranceles, tasas y contribuciones.

Pero a la hora de firmar el contrato, las partes acordaron que solo habría reconocimiento de mayores costos por impuestos y tasas y no aparecieron ni los aranceles ni las contribuciones especiales.

Al darse cuenta de ese detalle, el Tribunal rechazó el pedido de Odebrecht con el argumento de que los dineros que se pagan por la ley 100, son contribuciones al sistema de salud y no un impuesto, como alegaba la empresa extranjera.

"No se sabe,- dijo uno de los asistentes al acto donde se leyó el fallo- quién del Gobierno retiró esa parte del contrato y le evitó a la Nación una estruendosa condena". El laudo arbitral reconoció finalmente a Odebrecht los mayores costos por los trabajos originados luego de atentados de la guerrilla que retrasaron las obras, las lluvias como consecuencia del fenómeno del Niño al igual que otras reclamaciones menores.



En 20 años

...ingreso de arroz a través de... puerto de Urabá...
arroz que ingresaba por esa zona especial aduanera era llevado ilegalmente a Medellín para ser empaquetado y vendido a bajos precios generando distorsiones en el mercado, informó la Federación Nacional de Industriales del Arroz.

... mayores erogaciones para cubrir riesgos, pensiones y salud.

Odebrecht pedía a Ferrovías, entre otras reclamaciones, más de 20 mil millones de pesos

PROYECTO

Más garantía a los ahorros

Los ahorradores de una entidad financiera que entre en proceso de liquidación podrían recuperar la totalidad de sus recursos si sale adelante un artículo de la reforma al Estatuto Orgánico del Sistema Financiero, aprobada en la Comisión Tercera de la Cámara. La propuesta del representante Rafael Amador señala que los ahorros contarán con un seguro de depósito que protegerá el 100 por ciento de esos recursos.

FISCALÍA / SE TRATA DE JUAN EVANGELISTA BASTO BERNAL

Caso Borja: a juicio un cabo (r)

El suboficial retirado, según la Unidad de D.H., tuvo activa participación en el atentado contra el sindicalista. Hace un año, su celular resultó cruzado con el del sicario Hélmer Rueda.

Casi un año después de que sicarios atentaron contra la vida del líder sindical Wilson Borja, la justicia colombiana profirió ayer la primera resolución de acusación en contra de un miembro retirado de la fuerza pública, quien, al parecer, tuvo responsabilidad directa en el hecho.

La Unidad de Derechos Humanos de la Fiscalía llamó a juicio al cabo retirado del Ejército Juan Evangelista Basto por su presunta culpabilidad en los delitos de concierto para delinquir y tentativa de homicidio.

Basto, según la investigación, fue quien compró la carpa que fue instalada en la camioneta desde la que los sicarios dispararon contra Borja. Además, durante un allanamiento a su residencia se encontró documentación que, en su momento, hizo temer por atentados contra la vida de un ex rector de la Universidad Nacional y de un abogado defensor de derechos humanos.

También se encontraron documentos en los que mencionaba a dos de los investigadores del magnicidio del líder conservador Álvaro Gómez. Se trataba de Iván Vargas Portilla y Manuel Salvador Herrera, quien sufrió un atentado.

Extrañamente, al lado de los nombres de los investigadores aparecía una cruz.



EL 15 DE DICIEMBRE del año pasado, en Bogotá, un grupo de sicarios atentó contra la vida del líder sindical Wilson Borja. Archivo / EL TIEMPO

Un teléfono, la clave

Unos 15 minutos después del atentado contra Borja, las autoridades hallaron junto a la Ciudadela Colsubsidio, en Bogotá, un carro abandonado. En su interior había un cadáver. Era el de Hélmer Rueda Daza.

Rueda, en el intercambio de disparos con los escoltas de Borja, había sido herido. En la retirada, sus compañeros lo asesinaron para que no hablara. Pero en su afán, a los sicarios se les olvidó quitarle el teléfono celular.

El aparato, con el número 033 295 14 72, empezó a ser estudiado. Se encontró entonces que entre el 12 y el 15 de diciembre del año pasado, de un teléfono celular (033 262 71 97) que aparecía a nombre del capitán de la Policía Carlos Fredy Gómez, salieron cinco llamadas hacia el celular de Rueda Daza.

Gómez fue detenido y en indagatoria explicó que para la época del atentado a Borja, su celular estaba en poder de un amigo suyo llamado Juan Martínez. Sin embargo, Juan Martínez en realidad era Evangelista Basto Bernal.

Apenas se enteró de que era requerido por la justicia, Gómez llamó a Basto, quien le dijo que él conocía al sicario Rueda y que en diciembre de 2000 le hizo cinco llamadas a su celular. Gómez logró demostrar que no tenía nada que ver con el atentado.

En ampliación de indagatoria, la Fiscalía le puso de presente a Basto que un testigo aseguró que, entre noviembre y diciembre de 2000, en el establecimiento del capitán Jorge Ernesto Rojas hubo varias reuniones a las que asistieron los sujetos 'Iván', 'Fredy', 'Mario', 'Oscar' y, desde luego, Basto Bernal.

A la investigación por el atentado a Borja han sido vinculados varios ex integrantes de las Fuerzas Armadas. Ellos son: Jorge Ernesto Rojas, capitán del Ejército; Juan Evangelista Basto y Fernando Peña, cabos del Ejército, y John Fredy Peña, ex soldado. Un <Ninguno> mayor activo del Ejército, César Maldonado Vidales, también está vinculado al caso.

AMENAZAS CONTRA SINDICALISTAS

Al tiempo que el propio Ministro del Interior confirmaba la existencia de un plan para atentar contra la vida del candidato presidencial Luis Eduardo Garzón, el ministro de Trabajo, Angelino Garzón, y Wilson Borja aseguraron ayer haber recibido amenazas de muerte de las Autodefensas Unidas de Colombia (Auc).

Al decir de Borja, presidente de Fenaltrase, tanto él como su familia están amenazados.

A su turno, el ministro Garzón dijo: "Mientras sea ministro de Trabajo, defenderé la actividad sindical como un derecho de los trabajadores y el trabajo de todos los dirigentes sindicales por fuera de su instancia política".

Garzón, igualmente, instó al jefe paramilitar Carlos Castaño para que las Auc "respeten la vida y la actividad sindical y la autonomía de los sindicatos".

El titular de la cartera de Trabajo también fue enfático en rechazar cualquier vínculo que se les haga a los líderes sindicales con grupos guerrilleros, y exigió protección para las vidas de Wilson Borja Díaz y de Luis Eduardo Garzón.

Al referirse al posible atentado contra su vida, Garzón explicó: "Mi jefe de escoltas me informó que el comandante de la Policía de Bogotá conocía que un grupo de personas llegadas de Medellín tenía el objetivo de atentar contra mí".

Sin embargo, en su página de internet, las Auc aseguraron ayer no tener nada que ver con las amenazas a Garzón. "Condenamos el hecho y reiteramos nuestra simpatía y reconocimiento a la honorabilidad del señor Garzón" dijo el Estado Mayor de las Auc.

SENADO

Plagiados podrán aspirar al Congreso

REDACCIÓN POLÍTICA

En las próximas elecciones al Congreso, los colombianos podrían votar por ciudadanos que están secuestrados.

Así lo dispuso anoche la plenaria del Senado al darle visto bueno a un proyecto que establece que, para los cargos de elección popular, no se requiere aceptación escrita ni verbal de la candidatura cuando medie una fuerza mayor como el secuestro.

El Gobierno se ha pronunciado en contra de esa iniciativa, por considerar que legaliza el secuestro.

En la actualidad se encuentran plagiados, al parecer por las Farc, cuatro congresistas: el senador Luis Eladio Pérez y los representantes Orlando Beltrán, Consuelo González y Óscar Lizcano.

Conforme a los dispuesto por la iniciativa, que pasa a sanción presidencial, los familiares de los mencionados legisladores, si lo desean, podrán presentar nuevamente a consideración de los electores los nombres de sus parientes para los comicios del próximo 10 de marzo.

La iniciativa, que pasa a sanción presidencial, dispone que el representante legal del partido o movimiento político que realiza la inscripción ante la Registraduría, anexará la denuncia presentada a las autoridades sobre el secuestro del candidato.


Fundación
Corazón Verde

Para las familias de los Policías de Colombia

La fundación agradece a todos los artistas colombianos que con su talento y dedicación hicieron posible este

Cosecha de Arte Por la Paz.


Arborizarte

131 árboles de hierro intervenidos por los mejores artistas colombianos expuestos por toda Bogotá.



ALCALDÍA MAYOR DE BOGOTÁ D.C.
Instituto Distrital CULTURA Y TURISMO


CAMARA
DE COMERCIO DE BOGOTA


COMPARTIR


NOKIA
CONNECTING PEOPLE


COMCEL
SIEMPRE EN CONTACTO

Puntoscreativos UJTL Facultad de publicidad

ECONÓMICAS

CIFRA DEL DÍA

*$ 74,7 **billones**, títulos de deuda pública que se negociaron a través del Banco de la República entre enero y noviembre.*

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.308,41	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY $ 121,3050	Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.090,00	Hoy	0,62	Hoy	18,37	Hoy	936,21	DTF	11,48%	MAÑANA $ 121,3127	Bolívar	3,08	3,18
Casa de cambio (v)	$ 2.140,00	Ayer	0,62	Ayer	19,04	Ayer	939,84	DTF Trimestre anticipado	10,72%		Dólar (Ecuador)		$ 2.308,41
								TBS Efectivo anual Bancos a 90 días	11,37%		Peso mexicano		255,35

Integración de Avianca y Aces

La Aerocivil tiene lista la decisión sobre la integración de Avianca y Aces. El *pronunciamiento*, que se conocerá en las próximas horas, daría luz verde a la operación conjunta de las dos aerolíneas. El proceso de unión se inició desde hace uno año cuando las dos empresas divulgaron un memorando de intención para iniciar un proceso de fusión.

Reforma pensional, al Congreso

Esta semana el Gobierno radicará en el Congreso el proyecto de pensiones. En la reunión del Pacto Político y Social, prevista para hoy, el ministro de Trabajo, Angelino Garzón le anunciará que en la iniciativa se incluirá como documento oficial las propuestas presentadas en *la mesa de negociación*. El Pacto seguirá sesionando hasta marzo y los acuerdos serán trasladados al proyecto que hará curso en el Congreso.

UE prorroga preferencias


NORVIKEN
NASSAU

La Unión Europea prorrogó por tres años más el sistema de preferencias generalizadas (SPG) para los países centroamericanos y de la Comunidad Andina. Al régimen especial, que se otorga a estos países a cambio de que luchen contra la droga se ha incluido a Pakistán, pero no se integrará a ningún otro país en los próximos tres años. Todos los países beneficiarios del SPG, unos 90, deberán comprometerse a respetar las normas sociales y de medio ambiente.

Reembolsos por Atpa

SALUD / PROYECTO LAS DEJA SIN $ 400.000 MILLONES PARA PROMOCION

ARS, sin plata para prevenir

Una propuesta en el Congreso deja a los municipios la contratación para prestar los servicios en la red pública hospitalaria.

Las campañas de prevención de enfermedades como el cáncer, las citologías, los controles de embarazo y desarrollo del niño, la vacunación y la planificación familiar, entre otras, no las realizarían en adelante las Administradoras del Régimen Subsidiado en salud (ARS) sino los municipios a través de la red pública hospitalaria.

Así quedó establecido en el proyecto que redistribuye los recursos para salud y educación y que pasará mañana a último debate en las plenarias de Cámara y Senado.

Uno de los artículos más controvertido es el 47, que señala que el Estado garantizará la prevención de enfermedades y la promoción en salud a través de los municipios que podrán contratar estas actividades con las instituciones prestadoras de servicios de salud públicas. De esta manera dejan por fuera del 'negocio' a las ARS, que son las que manejan esta clase de campañas.

Según el representante Gustavo Petro, si el Gobierno quiere que los recursos del sector se manejen eficientemente debe dejar por fuera a las ARS, a las que se les destinan al año alrededor de 400.000 millones de pesos para la prevención y promoción, recursos que en muchos casos se han desviado.

Cobertura en el régimen subsidiado en salud

Millones de personas


4,8
5,9
7,0
8,5
9,3
9,5
1995
1996
1997
1998
1999
2000

Fuente: Ministerio de Salud

"Hay *sifones por donde se va* la plata de la salud y uno de ellos son las ARS, por problemas de ineficiencia o dobles afiliaciones". Agregó que muchas campañas para combatir la leismaniasis, la tuberculosis, la malaria o incluso para difundir el uso de preservativos no llegan a los estratos bajos. Las ARS deben destinar una suma considerable de lo que reciben del Gobierno (UPC, hoy en 155.520 pesos) para atender de manera integral a sus afiliados, lo que incluye todas las acciones de promoción y prevención.

La Superintendente de Salud, Gloria Triviño, no comparte la propuesta porque pasaría de vigilar 32 ARS a vigilar cerca de 1.090 municipios. "Se va a dificultar mucho el control y determinar cuándo es un examen de prevención o una consulta médica. Además, hemos detectado que muchos alcaldes tampoco han manejado eficientemente estos recursos". La funcionaria reconoció que en el pasado se presentaron muchas fallas, pero se hizo una gran depuración y salieron del sistema la mayoría de las 220 ARS que existían.

MÍNIMO / EL VIERNES SE FIJARÁ

Alza pasará del 6%

Como no había ocurrido nunca, en solo una hora Gobierno, empresarios y trabajadores evacuaron la primera reunión para concertar el aumento en el salario mínimo.

habló de cifras, pero advirtió sobre el impacto de un salario mínimo alto en el incremento del desempleo.

Durante la primera reunión de la comisión de concertación laboral se notó un cambio de las



LOS MINISTROS de Hacienda y Trabajo adelantarán encuentros reservados

las normas sociales y de medio ambiente.

Reembolsos por Atpa

Una solicitud escrita al Servicio de Aduanas de Estados Unidos deberán hacer los exportadores colombianos que requieran reembolsos del arancel pagado por las operaciones realizadas entre el pasado 4 de diciembre y la fecha en que se renueve la Ley de Preferencias Arancelarias Andinas (Atpa), siempre y cuando esta sea aprobada con retroactividad.

Comisiones aéreas

La Cámara de Representantes dirimirá hoy en sesión plenaria la disputa que mantienen las aerolíneas y las agencias de viajes sobre la comisión que estas reciben por la venta de tiquetes. Las agencias defienden el 10 por ciento que se les ha venido reconociendo desde 1988 y aspiran a que este nivel quede establecido por ley, mientras que las empresas aéreas no solamente están en desacuerdo con este procedimiento sino que proponen que dicho pago no supere el 6 por ciento.

para concertar el aumento en el salario mínimo.

Las partes acordaron hacer encuentros reservados bilaterales y multilaterales esta semana y volverse a ver el viernes para decidir, ese mismo día, si la remuneración se fija concertada o por decreto. Al término de la cortísima reunión, los participantes se mostraron interesados en conseguir un arreglo por consenso, como se logró el año pasado.

El ministro de Hacienda, Juan Manuel Santos, declaró que en esta oportunidad no se dará el espectáculo de encuentros todos los días hasta el 31 de diciembre. Santos dijo que no se

Durante la primera reunión de la comisión de concertación laboral se notó un cambio de las partes frente a la propuesta oficial de elevar el mínimo en la inflación del año entrante, es decir el 6 por ciento. El ministro de Trabajo, Angelino Garzón, insistió en que es inhumana la propuesta y dijo que no se debe ser prisionero de las cifras. Los sindicatos reiteraron que no pactarán un incremento por debajo de la inflación causada, es decir el 8 por ciento.

El viernes, gobierno, empresarios y trabajadores definirán el mínimo y también el incremento en el subsidio de transporte.


Carlos Julio Martínez / EL TIEMPO

y Trabajo adelantarán encuentros reservados con gremios y sindicatos para buscar acuerdos.

THE WALL STREET JOURNAL AMERICAS.®

A-12 MARTES 11 DE DICIEMBRE DE 2001 http://interactivo.wsj.com

Una publicación de DOW JONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

FIAT recibió la inesperada renuncia del presidente ejecutivo de su división automotriz, Roberto Testore, y anunció el cierre o modernización de 18 fábricas y el despido de 6.000 empleados en el extranjero.

En Latinoamérica, la italiana se reducirá en Argentina y trasladará su filial de vehículos comerciales, Iveco, a Brasil.

* * *

Autoridades de EE.UU. descubrieron una red que permitía el contrabando de ilegales desde México. Ya se hicieron cargos contra 30 personas y la empresa Gloden State Transportation de California por utilizar sus buses para el transporte de los ilegales.

* * *

BNP Paribas, después de la compra de United California Bank por US$2.400 millones, está interesado en adquirir un banco en Europa que le permita crecer en banca de consumo.

* * *

Roche acordó comprar el 50,1% de la farmacéutica japonesa Chugai por entre US$1.230 millones y US$1.580 millones. La operación fortalecerá la presencia de Roche en el mercado japonés, el segundo del mundo.

* * *

Verizon acordó la venta de su filial de servicios inalámbricos a la firma de inversiones GTCR Golder Rauner por alrededor de US$800 millones. Verizon busca concentrarse en los mercados corporativos y de consumo.

* * *

Delphi Automotive Systems despedirá otros 1.400 empleados debido a que espera una caída en el mercado automovilístico para el próximo año. La empresa anunció en marzo el despido de 11.500 empleados, el 5% de su fuerza laboral.

* * *

Ambev, empresa de bebidas brasileña, dijo que pagaría US$104 millones a los inversionistas que rechazaron su plan de compra, mediante canje de acciones, del 34,8% que no posee en Bebidas Antarctica do Norte-Nordeste. La firma cuenta con nueve plantas en el nordeste y norte de Brasil.

* * *

Industrias Metalúrgicas Pescarmona, de Argentina, no pudo pagar los intereses de bonos que vencieron el 30 de noviembre debido a las limitaciones de transferencias al exterior. Analistas estimaron el pago no cumplido en alrededor de US$7 millones.

* * *

Volkswagen dijo que está reduciendo su producción en Brasil debido a la caída en ventas. Sus plantas en este país estarán cerradas entre los últimos días de este mes y enero de 2002.

* * *

Santander Central Hispano dijo que las restricciones del gobierno argentino al retiro de dinero, ha tenido un impacto positivo en su negocio. El día del anuncio de la limitación, Banco Rio, filial argentina, abrió 600 nuevas cuentas.

* * *

Grupo Financiero Bital de México, espera recaudar US$300 millones de aportes de capital de socios extranjeros para el primer trimestre del año próximo. Bital está en negociaciones con ING y GE Capital como posibles candidatos a aportar los fondos.

* * *

LanChile fue elegida la aerolínea más segura de América Latina, según una encuesta realizada entre 500 ejecutivos de la región por la revista *América Economía*. En el mismo estudio el aeropuer-

Sin fusión a la vista, Compaq contempla un futuro separada de Hewlett-Packard

GARY MCWILLIAMS, MOLLY WILLIAMS Y PUI-WING TAM
Redactores de The Wall Street Journal

Con su propuesta venta a Hewlett-Packard Co. en peligro, Compaq Computer Corp. empieza a analizar la posibilidad de un futuro alternativo como una compañía independiente y con un renovado énfasis en los clientes corporativos, afirmó el presidente ejecutivo del fabricante de computadoras en un memorándum a sus empleados.

En el documento, el presidente ejecutivo de Compaq, Michael D. Capellas, dijo que todavía respalda la venta de la empresa a H-P por US$25.000 millones. Sin embargo, reconoció que "nuestra responsabilidad es mantener un punto de vista pragmático de nuestro negocio y un claro énfasis en el futuro".

"Ya sea como la nueva H-P o como una compañía independiente", Compaq continuará enfocando sus ventas hacia paquetes de hardware, software y servicios, recalcó. Una reorganización previa, anunciada en junio en momentos en que la empresa se encontraba en negociaciones secretas cpn H-P, tuvo como objetivo reorientar a la firma en seis meses.

El documento, enviado a los empleados por correo electrónico, se dio a conocer después de la decisión de la Fundación de David y Lucile Packard de votar en contra de la fusión, lo que ha generado serias interrogantes sobre la capacidad de las compañías para completar el acuerdo.

Los inversionistas están diciendo que la unión no se concretará. Las acciones de Compaq cayeron US$1,62, ó 14%, el lunes para cerrar en US$9,70 en la Bolsa de Valores de Nueva York. Hewlett-Packard, en cambio, sólo cedió US$0,52 para cerrar en US$23.

Estos movimientos valoran la oferta por Compaq en US$14,55 por acción, lo que representa una asombrosa prima del 50% por sobre el precio de Compaq.

El inesperado rechazo de la operación por parte de la fundación causó desconcierto en ambas empresas.

La junta directiva de Compaq se reunió en dos ocasiones el fin de semana y su director, Thomas J. Perkins, dijo que espera que Compaq trate de concretar un encuentro cara a cara con los miembros de la junta directiva de H-P en un futuro cercano.

Si bien Perkins no especificó ninguna

Interés decreciente

Precio diario de cierre de Compaq, en US$.



36
30
24
18
12
6
2000
2001
Cierre: 9,70
Cayó 14,3%

Fuente: Thomson Financial/Datastream

los accionistas en marzo.

Si cualquier compañía se retira unilateralmente del acuerdo, la otra parte podría insistir en cobrar una cuota de rompimiento de US$675 millones.

El consejo de administración de la fabricante de PC con sede en Houston teme que sus intereses ya no están en sintonía con los de Carly S. Fiorina, la presidenta ejecutiva de H-P. Perkins dijo creer que Compaq se encuentra ahora en medio de un "fuego cruzado" entre Fiorina y las familias de los fundadores.

El lunes, funcionarios de Compaq y H-P continuaron insisfiendo en su total apoyo al trato. Ambos siguen comprometidos con el acuerdo, y personas cercanas al directorio de H-P dicen no estar considerando alternativas. H-P confrontará enfáticamente a las familias de los fundadores sobre su voto negativo, dijeron las fuentes. Aunque habían evitado anteriormente las confrontaciones directas con las familias, ahora planea no limitarse, agregaron.

La compañía presentará documentos a los reguladores para contrarrestar aquello que la fundación ha dicho que es un acuerdo demasiado enfocado en las PC y pernicioso para los accionistas de H-P. También, la compañía llevará a cabo una reunión con analistas a principios de enero y se reunirá individualmente con grandes accionistas institu-

consumidor y enfocarla a Internet.

Pero también ha sido cuestionada por ser demasiado agresiva con sus metas financieras, que la compañía o no alcanzó o tuvo que ajustar a la baja por cuatro trimestres consecutivos. Y el negocio de las computadoras personales siguió siendo un lastre para las ganancias. Clientes de los dos fabricantes de computadoras dicen que perciben como sube el nivel de ansiedad entre los empleados y se preguntan cómo les afectará una fusión frustrada. Rob Koehnemann, director general del revendedor de electrónicos, Inacomp Data and Voice Systems en Florida, dice que las incertidumbres de los clientes siguen creciendo. "Todos están aguantando la respiración para ver si se logra el acuerdo; realmente todo está en el aire", dijo Koehnemann, quien revende impresoras láser H-P y computadoras personales Compaq.

Mark de Visser, vicepresidente de marketing para la compañía de software Red Hat Inc., dice que la compañía ha estado trabajando tanto con H-P como con Compaq durante los últimos años y tiene la intención de continuar esa relación.

Sin embargo, agrega: "Hemos notado ansiedad de su parte, ha habido menos compromisos a largo plazo debido a que no saben que va a pasar con el acuerdo", dice de Visser.

Rebecca Robboy, vocera de H-P, dice que la

lístico para el próximo año. La empresa anunció en marzo el despido de 11.500 empleados, el 5% de su fuerza laboral.

* * *

NTL, operador de TV por cable británico, despedirá a 2.000 empleados para reducir costos. A esta medida se suman retiros voluntarios y una revisión de los gastos operativos.

* * *

La inversión extranjera en Chile fue de US$4.430 millones en *los primeros 10 meses de 2001, un* 55% más que el año pasado. Los sectores más beneficiados fueron transporte y telecomunicaciones con el 33% de la cifra total.

* * *

La Corte Suprema de EE.UU. falló que las semillas, y las plantas producto de esos granos, pueden ser patentados. La decisión es una importante victoria para la industria de biotecnología.

* * *

Pressplay, servicio de música en línea de Sony y Vivendi Universal, será el primero respaldado por grandes sellos en permitir a los consumidores grabar cierto número de canciones en sus CD.

LanChile fue elegida la aerolínea más segura de América Latina, según una encuesta realizada entre 500 ejecutivos de la región por la revista *América Economía*. En el mismo estudio el aeropuerto de Santiago fue elegida como la terminal preferida.

* * *

El suministro de crudo y productos refinados a la estatal venezolana Petróleos de Venezuela funcionó normalmente el lunes a pesar de la huelga de 12 horas.

* * *

Dos estudios estadounidenses muestran que el VIH ataca el sistema immunológico de una manera distinta a la que se pensaba, lo que daría un nuevo rumbo a los tratamientos contra el sida.

* * *

La minera estadounidense Newmont mejoró su oferta por Normandy, principal productor australiano de oro. La propuesta, que valora a la firma en US$2.057 millones, podría acabar con la oferta de la sudafricana AngloGold.

Más información en www.interactivo.wsj.com
Envíe sus comentarios a: americas@wsj.dowjones.com

dos ocasiones el fin de semana y su director, Thomas J. Perkins, dijo que espera que Compaq trate de concretar un encuentro cara a cara con los miembros de la junta directiva de H-P en un futuro cercano.

Si bien Perkins no especificó ninguna agenda, y el lunes no hizo comentarios al respecto, una fuente cercana al directorio de Compaq dijo que la empresa podría solicitar un recuento preliminar de los accionistas que respaldan el acuerdo. Si H-P no logra demostrar la existencia de la cantidad suficiente de votos para la aprobación, Compaq podría insistir en el rompimiento del acuerdo.

"Van a ir con H-P y decir, 'no vamos a esperar hasta marzo. Tenemos que seguir nuestro negocio'", dijo la fuente. Las compañías han dicho que esperan un voto por parte de la fundación ha dicho que es un acuerdo demasiado enfocado en las PC y pernicioso para los accionistas de H-P. También, la compañía llevará a cabo una reunión con analistas a principios de enero y se reunirá individualmente con grandes accionistas institucionales para tratar de convencerlos de los méritos de la adquisición.

Muchos analistas consideran que Fiorina será obligada a salir de la empresa si se cae el acuerdo. Fiorina ha sido involucrada en una guerra sobre el legado de H-P y ha sido criticada por su estrategia de adquisición. Inicialmente aclamada como una muy requerida líder que vino de afuera para la compañía de 67 años de antigüedad, la ejecutiva de 47 años ha consolidado negocios y reorganizado la compañía para orientarla más al

Sin embargo, agrega: "Hemos notado ansiedad de su parte, ha habido menos compromisos a largo plazo debido a que no saben que va a pasar con el acuerdo", dice de Visser.

Rebecca Robboy, vocera de H-P, dice que la compañía ha estado comunicándose agresivamente con sus clientes. "Hemos ideado nuestro proceso de integración para que funcione en una forma que asegure que estamos concentrados en los clientes, sin distracciones", dice Robboy.

"Seguimos adelante con la fusión, porque los clientes deben darse cuenta de que este acuerdo es acerca de ellos, así podremos suministrar una variedad más amplia de soluciones y productos para suplir sus necesidades", concluyó.

CSFB acepta una multa de US$100 millones

El acuerdo resuelve el caso sobre sus prácticas de distribución de ofertas públicas

SUSAN PULLIAM, RANDALL SMITH, ANITA RAGHAVAN Y GREGORY ZUCKERMAN
Redactores de The Wall Street Journal

Pocos actores de Wall Street se beneficiaron más de la burbuja de acciones tecnológicas que Credit Suisse First Boston. Durante el auge, en 1999 y 2000, la poderosa filial de valores de la entidad suiza Credit Suisse Group cosechó más de US$700 millones en comisiones por sacar a bolsa a empresas de tecnología, más que ningún otro rival.

Ahora la importante firma de valores está pagando el precio.

CSFB ha acordado pagar US$100 millones para resolver las acusaciones civiles de una investigación federal acerca de supuestos abusos en la forma en que se distribuyeron las codiciadas acciones de las emisiones iniciales de acciones, según personas cercanas al tema.

El propuesto acuerdo supone la mayor ofensiva regulatoria contra los excesos cometidos durante la burbuja de las empresas de Internet durante los años 90.

La pesquisa de 18 meses se ha *concentrado en si CSFB favore*ció a algunos inversionistas con participaciones mayores de acciones de las salidas a bolsa. A cambio, estos clientes entregaron como coima parte de sus rápidas ganancias en las emisiones iniciales de títulos a CSFB. La coima estaba representada en comisiones infladas en otras operaciones bursátiles.

El acuerdo, que se espera se haga público en los últimos días del año, debería incluir una promesa por parte de CSFB de evitar futuras incorrecciones en las colocaciones bursátiles.

Los detalles todavía están siendo definidos entre CSFB, la Comisión de Bolsa y Valores (SEC) de Estados Unidos y la división de regulaciones de la Asociación Nacional de Agentes de Valores (NASD, por sus siglas en inglés) de EE.UU. Las citadas organizaciones tratan de determinar de qué acusarán formalmente a CSFB.

Es probable que los cargos incluyan la manera indebida en que el agente colocador compartió las ganancias de las salidas a bolsa de sus clientes y varias violaciones de libros. Portavoces de CSFB, la SEC y la NASD no quisieron hacer comentarios.

El castigo, con el que todas las partes parecen estar de acuerdo, supondría la quinta mayor multa regulatoria impuesta a una firma de valores, lo que pone de manifiesto la seriedad que las autoridades otorgan al caso.

Como suele ser habitual en estos casos, CSFB no admitirá, ni negará, su culpabilidad. El acuerdo propuesto envía el mensaje a Wall Street de que las autoridades serán inflexibles en aquellos casos en los que encuentren comportamientos cuestionables.

"Es un castigo duro", dijo Edward Fleischman, un antiguo comisionado de la SEC y ahora alto asesor de Linklaters, una firma de abogados con sede en Londres. "Eso, claramente, enviaría un mensaje muy fuerte".

La cifra de US$100 millones, que iguala el castigo sufrido por el especialista en arbitraje caído en desgracia Ivan Boesky en los 80, por las transacciones que realizó aprovechando información privilegiada, te "pone en compañía de aquellos con los que no quieres estar", añadió Fleischman.

Durante la burbuja de las acciones tecnológicas, las firmas de valores de Wall Street ayudaron a crear compañías cuyo valor de mercado llegó a alcanzar los US$400.000 millones antes de que esa abultada burbuja se desinflara en los últimos 20 meses.

Los inversionistas que supuestamente recibieron una mayor cantidad de acciones en las operaciones de salida a bolsa tuvieron la oportunidad de sacar mayores ganancias antes de que la burbuja reventara.

El arreglo con CSFB representa una acción poco común contra los abusos en el jugoso negocio de la colocación de acciones de una de las firmas de Wall Street.

La mayor parte de los casos disciplinarios de este tipo involucraron a firmas menores por supuestas operaciones irregulares en las que resultaron engañados los inversionistas individuales, dijeron las autoridades regulatorias.

Ahora, los reguladores están listos para volver a escribir el *manual de las salidas a bolsa*, uno de los mejores negocios de Wall Street.

Regulaciones turbias y misteriosas del sector han permitido el nacimiento de una cultura poco trasparente en las operaciones de salida a bolsa con el crecimiento de negocios paralelos con los clientes.

Tras el anuncio del acuerdo con CSFB, los reguladores bursátiles esperan redactar nuevas normas acerca de cómo Wall Street premia con acciones de salidas a bolsa a sus clientes, lo que podría hacer que se igualen las *reglas de juego para los inversio*nistas menores. Las normas exigirían una mayor distribución de las acciones de la firma que sale a bolsa y prohibirían los negocios paralelos que favorecen a los clientes, dijeron fuentes cercanas al asunto.

EE.UU. aplicará la lupa a inversiones en la bolsa

GLENN R. SIMPSON
Redactor de The Wall Street Journal

WASHINGTON

Se espera que el Departamento del Tesoro de Estados Unidos establezca un nuevo mínimo, de US$5.000, para que las firmas de corretaje reporten transacciones sospechosas bajo las nuevas reglas de lavado de dinero, dijeron abogados y funcionarios del gobierno estadounidense.

Hasta el 11 de septiembre, muchas empresas de la industria de valores de EE.UU. habían evitado los llamados Informes de Actividades Sospechosas, que se solicitó a los bancos en 1996.

Sin embargo, los atentados contra Estados Unidos hicieron que el Congreso de ese país aprobará una nueva y más extensa ley sobre lavado de dinero para combatir el terrorismo.

Después de la aprobación de la ley, algunos representantes de la industria intentaron que el límite para los informes fuese más alto —hasta US$50.000— según personas involucradas en las negociaciones.

Pero un funcionario del Departamento del Tesoro dijo el lunes que esa dependencia seguirá fiel a su promesa de dar el mismo tratamiento a bancos y firmas de corretaje por igual.

"Han habido discusiones acerca de si una cifra más elevada es apropiada", dadas las diferencias entre bancos y corredores de bolsa, dijo Alan Storcher de la Asociación de Casas de Bolsa de Estados Unidos.

Sin embargo, la asociación que agrupa a empresas del sector no ha buscado nada en específico. "Comprendemos que probablemente serán US$5.000 ... Y no *tenemos problema alguno con ello*".

Para detectar lavado de dinero, revisarán operaciones irregulares de más de US$5.000.

Si se llega a mantener la cifra actual, las firmas de valores tendrán que presentar un documento a los reguladores federales cada vez que una transacción superior a los US$5.000 responda a una serie de criterios definidos como sospechosos (una enorme tarea de documentación que será difícil de cumplir inicialmente).

Los funcionarios no han terminado de redactar la regla propuesta para la industria de valores y es poco probable que la versión final vea la luz antes de la fecha límite del 1o. de enero, aseguraron personas involucradas en el proceso.

Durante mucho tiempo los corredores de bolsa han sostenido que deberían ser tratados de forma diferente a los bancos, porque operan de forma distinta.

Entre otras cosas, no tienen las mismas relaciones con los clientes o los afiliados que tienen los bancos, según aseguran los funcionarios de la industria.

Antes del 11 de septiembre, los funcionarios del Departamento del Tesoro estaban analizando flexibilizar las reglas para los bancos, pero este proceso se ha detenido.

ECONÓMICAS

CIFRA DEL DÍA

US $ 10.042 millones saldo de las reservas internacionales al 30 de noviembre.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.310,90	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY	Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.075,00	Hoy	0,62	Hoy	19,04	Hoy	939,84	DTF	11,48%	$ 121,2973	Bolívar	3,09	3,19
Casa de cambio (v)	$ 2.100,00	Ayer	0,61	Ayer	18,54	Ayer	942,98	DTF Trimestre anticipado	10,72%	MAÑANA	Dólar (Ecuador)	$ 2.310,90	
								TBS Efectivo anual Bancos a 90 días	11,28%	$ 121,3050	Peso mexicano	255,79	

Más recursos españoles

El gobierno de España aportará 10,7 millones de dólares adicionales a la prestación de créditos para microempresarios colombianos. La ampliación de estos recursos la confirmaron el Instituto de Fomento Industrial (IFI) y la presidenta de la Asociación Bancaria, Patricia Cárdenas. Este Programa de microcrédito se puso en marcha en marzo de 2001, con el desembolso de 12 millones de dólares por parte de la Cooperación Española al IFI. Con la adición ya se cuentan con cerca de 23 millones de dólares

Suben licencias en octubre

Licencias de construcción para vivienda
Octubre, metros cuadrados

1993	686.455
1994	1.035.889
1995	750.009
1996	476.949
1997	807.255
1998	354.432
1999	560.080
2000	518.868
2001	574.649

Fuente: Dane.

En octubre, las licencias de construcción aprobadas en nueve áreas metropolitanas y 25 ciudades sumaron 766.861 metros cuadrados, 13,5 por ciento más que en igual mes del año pasado. Según el Departamento Administrativo Nacional de Estadísticas (Dane). En los primeros 10 meses el aumento fue de 6,2 por ciento, destacándose los permisos concedidos para la edificación de vivienda, seguidos por oficinas. En contraste, los vistos buenos para la industria y la administración pública reportaron disminuciones en dicho período.

Página premiada

La página en Internet de la ensambladora Chevrolet, www.chevrolet.com.co fue galardonada por la Cámara Colombiana de Informática y Telecomunicaciones (CCIT) como el mejor sitio desarrollado con el propósito de promocionar productos o servicios en línea. La página informó que registra por lo menos 17.000 visitas mensuales y solo en octubre se recibieron 1.523 correos solicitando información sobre concesionarios, vehículos nuevos y usados, así como otra clase de requerimientos.

SALARIOS / DESPEGA LA CONCERTACIÓN LABORAL

Mínimo rondará los $307.000

Las primeras propuestas señalan que el salario mínimo del 2002 subirá unos 21.000 pesos mensuales. La inflación será la piedra en el zapato.



Julio Roberto Gómez
Secretario de la Cgtd
La inflación muestra que la gente no tiene capacidad de compra.



Angelino Garzón
Ministro de Trabajo
Se debe proteger, ante todo, el poder adquisitivo de los trabajadores.



Sabas Pretelt
Presidente de Fenalco
Se debe rescatar el poder adquisitivo, pero con prudencia.

AMILKAR HERNANDEZ
Subeditor Económico de EL TIEMPO

En medio de un Pacto Político y Social que no logra ponerse de acuerdo para reformar el régimen pensional, despega otro escenario de concertación: la comisión laboral que negociará el aumento del salario mínimo para el 2002.

El tema más caliente de la discusión será la inflación. Unos son partidarios de dialogar sobre la cumplida este año que será de alrededor del 8 por ciento. Otros respaldan la del año entrante que el Banco de la República proyectó en el 6 por ciento.

Y, al lado de la inflación estará también la interpretación al contenido del artículo 53 de la Constitución, que habla de la defensa del poder adquisitivo de un salario mínimo vital y móvil.

Así, hoy comenzará a rodar la negociación de la remuneración mínima en la Comisión de Concertación Laboral, en la cual Gobierno, gremios econó-

UNA MÍNIMA HISTORIA

Por cuarta vez en los últimos 51 años el salario mínimo solo crecerá un dígito.

En 1950 el mínimo era de 60 pesos. En plena mitad de siglo pasado y cuando el campo estaba en pleno furor, el ingreso más bajo era igual para los trabajadores del sector rural y del urbano.

Sin embargo, seis años más tarde, en el mandato del general Rojas, esta remuneración se disparó. Subió un 125 por ciento, un récord hasta hoy.

En ese mismo año, 1956, se decretaron dos clases de salario mínimo. En las ciudades se fijó en 135 pesos y en el campo en 96. De aquí en adelante se cumplió un vaivén de alzas cada dos o tres años que oscilaron entre el 10 y el 40 por ciento. El más bajo incremento del mínimo fue el 1 de mayo de 1978, Día del Trabajo, cuando entró a regir un alza del 4,94 por ciento.

Eran los tiempos de la administración del presidente Turbay, quien aumentó el salario mínimo tres veces en el año 1977.

Pero fue en 1983, gobierno Barco, cuando se acabó el salario mínimo diferencial para el campo y la ciudad.

De ahí en adelante se registra solo un salario mínimo con incrementos anuales que marchan con la inflación.

registra por lo menos 17.000 visitas mensuales y sólo en octubre se recibieron 1.523 correos solicitando información sobre concesionarios, vehículos nuevos y usados, así como otra clase de requerimientos.

Mejoran expectativas

Encuesta de Fenalco sobre ventas (%)

	Aumentaron	Iguales	Menores
Mayo	39	23	38
Junio	40	23	37
Julio	41	21	37
Agosto	42	19	36
Sept.	40	23	37
Octubre	41	23	36

Fuente: Bitácora económica.

La encuesta de comercio de Fenalco reveló un mejoramiento de las expectativas de los comerciantes frente al desempeño de la economía y sus negocios. Mientras que en septiembre el 41 por ciento de los consultados dijo que la situación iba a mejorar, en octubre la proporción subió al 48 por ciento. En tanto, el porcentaje de pesimistas pasó del 24 al 17 por ciento. El mejor clima obedece al anuncio del gobierno sobre el pago anticipado de las primas y sueldos de diciembre de los empleados públicos. En tanto, las ventas aumentaron en octubre según el sondeo.

la negociación de la remuneración mínima en la Comisión de Concertación Laboral, en la cual Gobierno, gremios económicos y centrales obreras buscarán un acuerdo para aumentar el ingreso a unos cuatro millones de colombianos. Claro que la cifra que salga, por acuerdo o por decreto, también incidirá directamente en el reajuste salarial de otros 6 millones de trabajadores que devengan más del mínimo.

Aunque hoy arranca la concertación, las partes anticiparon pronunciamientos aislados y soltaron cifras. Gremios como la Andi y Anif salieron a respaldar un aumento con la inflación proyectada, es decir 6 por ciento. Fenalco, que reúne a los comerciantes, que son los que más pagan salarios mínimos, no se quiere casar con ninguna cifra. **3-3**

VEHÍCULOS

Ventas van sobre ruedas

En noviembre las ventas de vehículos ascendieron a 6.411 unidades, lo que ubicó a este mes en el de mayor volumen de ventas en el 2001.

Según los estudios de Econometría para el Comité automotor de la Asociación Nacional de Industriales, en los primeros 11 meses se vendieron 58.957 unidades, lo que significó un crecimiento del 7 por ciento frente al mismo periodo del año pasado.

Al finalizar el 2001 las ventas alcanzarán las 65.000 unidades, lo que representa un crecimiento del 7,6 por ciento.

Programa Gubernamental de Telecomunicaciones Sociales

FONADE · Ministerio de Comunicaciones

Programa de Telecentros

EL FONDO DE COMUNICACIONES, EL FONDO FINANCIERO DE PROYECTOS DE DESARROLLO - FONADE- Y TRANSPARENCIA POR COLOMBIA

Se permiten informar a los interesados que en desarrollo del Programa Gubernamental de Telecomunicaciones Sociales, la Licitación Pública No. 001 de 2002 para la contratación del Programa de Telecentros se abrirá a partir del martes 8 de enero de 2002, con las siguientes características y condiciones:

LICITACIÓN PUBLICA No. 001 de 2002

Objeto: Selección de operadores del servicio de Telefonía Pública Básica Conmutada y/o de Servicios de Valor Agregado y Telemáticos, que se obliguen a ejecutar el Programa de Telecentros por agrupaciones de departamentos definidas, orientado a desarrollar, con recursos estatales de fomento y bajo la modalidad de contrato de aporte, la instalación, operación y mantenimiento, durante 6 años, de la infraestructura para la prestación de servicios de telefonía e Internet en 500 Telecentros ubicados en cabeceras municipales y centros poblados, dando cumplimiento de las condiciones establecidas en el pliego de condiciones.

Fecha de apertura y cierre: La licitación se abrirá el martes 8 de enero de 2002, y se cerrará el 4 de marzo de 2002 a las 3:00 p.m. en las oficinas del Programa Compartel ubicadas el quinto piso, costado oriental, del Edificio Murillo Toro en la Cra. 8ª. entre calles 12 y 13 de la ciudad de Bogotá D.C.

Lugar y fecha para consulta y adquisición del Pliego de Condiciones: El pliego de condiciones estará a disposición para consulta y adquisición en las oficinas de la Unidad Técnica de Fonade, (calle 26 No. 13 19, Piso 20 Bogotá D.C.), a partir de las 10:00 a.m. del martes 8 de enero de 2002 y hasta las 3:00 p.m. del lunes 4 de marzo de 2002. Adicionalmente el pliego estará disponible en la página web del Programa Compartel www.compartel.gov.co

Valor y forma de pago del Pliego de Condiciones: El pliego de condiciones de la licitación pública No. 001 de 2002, tendrá un valor de tres millones de pesos ($3,000.000.oo), costo que no será reembolsables.

Personas y formas asociativas que califican para presentar propuestas: Pueden participar en la Licitación:

a. Empresas de Servicios Públicos Domiciliarios o Empresas Comerciales e Industriales del Estado cuyo objeto social permita la prestación de servicios de TPBC que cuenten con la autorización que el Ministerio de Comunicaciones, en virtud del decreto 1794 de 1994, otorga para la prestación de servicios de valor agregado y telemáticos.

b. Titulares de licencia para la prestación de servicios de valor agregado y telemáticos, de acuerdo con el decreto 1794 de 1991, que evidencien la existencia relación contractual con una persona prestadora de servicios de TPBC, mediante el cual esta se comprometa con la prestación de los servicios telefónicos en los Telecentros.

c. Consorcios o Uniones Temporales integrados por: i) Empresas de Servicios Públicos Domiciliarios con las calidades señaladas en el literal a), y/o ii) Empresas Industriales y Comerciales del Estado con las calidades señaladas en el literal a), y/o iii) Titulares de licencia la prestación de servicios de valor agregado y telemáticos, de acuerdo con el decreto 1794 de 1991.

d. Sociedades bajo Promesa: Grupo de personas naturales y/o jurídicas, nacionales y/o extranjeras que se presenten a la licitación bajo promesa de contrato de sociedad.

Criterios de verificación, evaluación y adjudicación: 1) Verificación del contenido del Sobre No.1: el Comité Verificador y de Evaluación verificará que los proponentes acrediten en debida forma el cumplimiento de los requisitos legales, financieros y técnicos establecidos en el pliego de condiciones y presenten la documentación exigida en el sobre No.1. 2) Evaluación de la Propuesta: Serán consideradas como elegibles sobre bases iguales para proceder a la evaluación de las propuestas económicas, todas aquellas propuestas que cumplan con los requisitos señalados en el numeral 1. El contrato de aporte para cada agrupación le será adjudicado al proponente que solicite el menor aporte, siempre que el monto solicitado no sea superior al valor máximo del aporte definido para ésta. No se tendrá en cuenta ningún otro elemento para evaluar las Propuestas.

Recepción de propuestas: Las propuestas deberán ser presentadas hasta las 3:00 p.m. del 4 de marzo de 2002 en las oficinas del Programa Compartel ubicadas en el quinto piso, costado oriental, del Edificio Murillo Toro en la Cra. 8ª. entre calles 12 y 13 de la ciudad de Bogotá D.C.

Presupuesto estimado: Los recursos disponibles para la Licitación ascienden a CIENTO DOCE MIL NOVECIENTOS MILLONES DE PESOS ($112.900.000.000.oo).

Consulta y discusión previa del pliego: Un borrador del pliego de condiciones se encuentra disponible en Internet en la página www.compartel.gov.co desde el pasado 9 de octubre de 2001, para la formulación de observaciones por parte de los interesados, siguiendo para ello el procedimiento allí descrito.

CAMBIO PARA CONSTRUIR LA PAZ

TRANSPARENCIA POR COLOMBIA

EL TIEMPO
LUNES 10 DE DICIEMBRE DE 2001



COMPUT@DORES
NO SUFRA POR SU MEMORIA
Si su computador se cansa y no puede hacer muchas cosas al tiempo, tal vez le falta memoria. 3-11

ECONÓMICAS
BAJA DEMANDA DE LIBROS
El consumo cae por crisis y deserción escolar, reveló estudio sobre hábitos de lectura. 3-4

LICORERAS / DEPARTAMENTOS DEMANDARÍAN A MULTINACIONALES

El 'guayabo' podría ser en E.U.

Si la corte de N.Y. acepta la demanda contra multinacionales tabacaleras, los departamentos emprenderían procesos contra licoreras.



Multinacionales licoreras con presencia en Colombia podrían verse obligadas a enfrentar un trago amargo en los estrados judiciales de Estados Unidos, por asuntos relacionados con la entrada al país de licor extranjero de contrabando.

Si la corte de Nueva York acepta el 20 de diciembre la demanda de los departamentos contra varias multinacionales tabacaleras, la cual fue instaurada el pasado 19 de mayo y busca recuperar 3.000 millones de dólares, el siguiente paso sería abrir procesos contra las licoreras.

EL TIEMPO conoció un contrato entre la Gobernación de Cundinamarca y las firmas de abogados norteamericanas Sacks and Smith, LLC y y Krupnick, Campbell, Malone, Roselli, Buser, Slama, Hancock, McNelis, Liberman and McKee, para "adelantar acciones frente a mul-

"Las investigaciones realizadas por los contratistas de Cundinamarca y recientes informes de prensa indican que los esquemas de contrabando utilizados por las multinacionales tabacaleras no les son exclusivos y que los mismos mecanismos y esquemas son empleados por las multinacionales licoreras para perjudicar la propiedad y renta de los Departamentos colombianos", dice el contrato.

Agrega que, según análisis presentados por los abogados, la legislación de Estados Unidos permite defender la propiedad y renta de los departamentos de las acciones de las multinacionales licoreras y ejercer acciones de orden legal propias de la ley estadounidense o extranjera inexistentes en la legislación colombiana.

Aunque EL TIEMPO trató de ubicar al Go-

rante la reciente cumbre de gobernadores, que tuvo lugar hace 15 días en Bucaramanga.

"Si nos va bien con la demanda a las tabacaleras, promoveremos una similar con los licores", dijo el funcionario. Agregó que "el verdadero problema de Cundinamarca es que recibe 2.000 millones de pesos en impuestos de la industria tabacalera y está demostrado que el recaudo es apenas el 30 por ciento del consumo real. En el caso de licor no tenemos una cifra consolidada, pero sabemos que supera unas 20 veces el caso de tabaco. Yo mismo promoveré la demanda por el caso del licor. Hay varios gobernadores que me apoyan".

De hecho, EL TIEMPO sabe que la Gobernación de Antioquia y la Alcaldía de Bogotá tienen también contratos con las firmas Sacks and Smith, LLC y Krupnick, Campbell, Malone, Roselli, Buser, Slama, Hancock, McNelis. En el caso de Antioquia, aparece

res de los departamentos donde hay licoreras".

Así las cosas, el 20 de diciembre se sabrá si los gobernadores optan por demandar a las multinacionales licoreras. Todo depende de lo que ocurra con las tabacaleras.

Y aunque ellas están confiadas, hay un antecedente que podría complicar las cosas. Se trata de la demanda de Canadá contra R.J. Reynolds Tobacco, RJR MacDonald, Northern Brands International y Canadian Tobacco Manufacturers Council, puesta con la idea de "recuperar los daños por pérdida de ingresos tributarios por aranceles e impuestos sobre el tabaco y costos adicionales de aplicación de la ley para impedir la evasión ilegal de aquellos".

La Corte, sin embargo, rechazó la demanda en primera instancia, argumentando la llamada 'revenue rule' (regla de impuestos), pues "para resolver las peticiones de Canadá se vería obligada a estudiar la validez y fuerza vinculante de las normas tributarias canadienses en Estados Unidos".

La regla de impuestos es una doctrina, proveniente del derecho anglosajón (common law) y establecida de tiempo atrás, según la cual las cortes de un estado soberano no cobran ni determinan los impuestos de otro estado.

Marcela Monroy, especialista en derecho administrati-

Malone, Roselli, Buser, Slama, Hancock, McNelis, Liberman and McKee, para "adelantar acciones frente a multinacionales licoreras".

En el documento, la Gobernación manifiesta su preocupación por cuanto los esquemas de contrabando perjudican la propiedad y renta de los departamentos.

de la ley estadounidense o extranjera inexistentes en la legislación colombiana.

Aunque EL TIEMPO trató de ubicar al Gobernador de Cundinamarca, Alvaro Cruz, con el fin de conocer su opinión sobre el contrato y saber cuando se haría efectiva una demanda contra las licoreras, el funcionario no respondió las llamadas realizadas.

Sin embargo, fuentes cercanas al proceso informaron sobre declaraciones suyas du-

... de Bogotá tienen también contratos con las firmas Sacks and Smith, LLC y Krupnick, Campbell, Malone, Roselli, Buser, Slama, Hancock, McNelis. En el caso de Antioquia, aparece adicionalmente la firma y Business Exposure Reduction Group.

Según la misma fuente que pidió reserva de su nombre, el Gobernador de Antioquia dijo, también en la cumbre que "estamos estudiando la posibilidad de demandar, pero eso lo haremos especialmente los gobernado-

... bran ni determinan los impuestos de otro estado.

Marcela Monroy, especialista en derecho administrativo y constitucional, plantea en un artículo publicado el 12 de noviembre en la revista Ambito Jurídico: "cae preguntarse si someter a la determinación de tribunales extranjeros litigios 3-5

TELECOMUNICACIONES / RADICADA ACCIÓN DE CUMPLIMIENTO

Usuarios piden entrada de PCS

COMPUTADORES

ORLANDO ROJAS PÉREZ
Especial para EL TIEMPO

El viernes de la semana pasada, el abogado Douglas Velázquez Jácome presentó ante el Ministerio de Comunicaciones una acción de cumplimiento formulada al Presidente de la República y a la Ministra de la cartera, para obligar la ejecución de la Ley 555 del 2000, que reglamenta el ingreso a Colombia del Servicio de Comunicaciones Personales (PCS).

Douglas Velásquez espera que PC no tarde tanto como la larga distancia.

La acción fue emprendida por Velásquez para atender una solicitud de usuarios de telefonía móvil, amparado por la ley 393 de 1997, que defiende el derecho de todos los ciudadanos para hacer efectivo el cumplimiento de las normas a través de las autoridades judiciales.

Anteriormente, el abogado ya había ganado una demanda de inconstitucionalidad contra la parte penal de la ley que prohibió la piratería de larga distancia. La actual petición, por su parte, se presentó después de la solicitud de revocatoria a la misma Ley presentada por BellSouth ante el ministerio de Comunicaciones.

En el documento, Velásquez pide que en el término de diez días hábiles, contados a partir de la presentación de su solicitud, se proceda a reglamentar la ley y se inicie el proceso de licitación del servicio de PCS. Esto implica el diseño de la subasta, el establecimiento del valor mínimo de cada concesión y la puntualización de los demás requisitos necesarios.

Según el experto, las condiciones para adelantar el licenciamiento están dadas y, por lo tanto, el proceso debe llevarse a cabo con la mayor brevedad posible.

Además, el abogado pide que "en el plazo máximo de sesenta (60) días, contados a partir del vencimiento de los diez (10) días iniciales, se lleve a efecto la subasta para la adjudicación de las concesiones para los servicios PCS en los términos de la referida Ley 555 del 2000".

Si en ese término el Gobierno no responde positivamente a la solicitud, cualquier ciudadano podría acudir a un tribunal contencioso administrativo y demandar el cumplimiento.

Según Velásquez, el actual Gobierno ha sentado bases muy importantes para el desarrollo de las telecomunicaciones en Colombia.

"Es importante para la competencia y el beneficio de los usuarios que entren al mercado otros operadores. No se debe dejar que se repita la historia de la larga distancia, que duró 10 años para abrirse", afirmó el abogado.

Frente a frente

En Colombia, los operadores celulares pueden ofrecer en la frecuencia de 800 MHz los mismos servicios que PCS en 1.900 MHz. Sin embargo, para hacerlo deben adquirir equipos y tecnología necesarios.

Técnicamente, la transmisión de voz en las dos bandas no tiene diferencia, mientras que en la de datos la única variable es la velocidad.

Una muestra de las posibilidades que tienen los celulares es el servicio de charla digital (chat) que BellSouth ofrece a sus usuarios. En Europa y Asia es común ver a la gente enviar mensajes de charla a través de sus teléfonos móviles.

Samuel Velásquez, viceministro de Comunicaciones, manifestó que el Gobierno está convencido de la importancia del sistema PCS para abrir el mercado, bajar las tarifas y ofrecer nuevas alternativas y servicios a los usuarios.

"Por supuesto, se analizarán cuidadosamente los aspectos jurídico y técnicos para encontrar la mejor solución para los suscriptores colombianos de acuerdo a la ley", aseguró el viceministro.

Ojrojasp@evaluamos.com

ECONÓMICAS

CIFRA DEL DÍA

58.957 vehículos se vendieron en Colombia entre enero y noviembre de este año.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$2.314,89	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY	Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.075,00	Hoy	0,61	Hoy	18,53	Hoy	942,98	DTF	11,51%	$ 121,2743	Bolívar	3,10	3,20
Casa de cambio (v)	$ 2.100,00	Ayer	0,62	Ayer	19,49	Ayer	929,69	DTF Trimestre anticipado	10,75%	MAÑANA	Dólar (Ecuador)		$2.314,89
								TBS Efectivo anual Bancos a 90 días	11,54%	$ 121,2820	Peso mexicano		256,41



Sube producción industrial

Entre enero y octubre la producción industrial creció 3,4 por ciento frente al mismo periodo del año anterior, mientras que las ventas lo hicieron en 1,6 por ciento según la encuesta de opinión industrial de la Andi. Según el sondeo la demanda doméstica registró una caída de 0,7 por ciento. Entre los sectores que mostraron un crecimiento favorable están cuero, papel, productos químicos y plásticos, entre otros

Fiscalía investigará VIS



Archivo /EL TIEMPO

El ministro de Desarrollo, Eduardo Pizano, pidió a la Fiscalía General de la Nación investigar supuestas irregularidades presentadas en más de 5.000 solicitudes de subsidio de vivienda de interés social (VIS). Esta denuncia del ministro Pizano se suma a otra interpuesta por la gerencia general del Inurbe sobre irregularidades en postulaciones para aspirar a subsidios de VIS, en Cartagena, en mayo pasado.

Calificación para Fiducafé

La Fiduciaria Cafetera Fiducafé recibió calificación triple A por su condición financiera, capacidad operativa y su excelente posicionamiento. Según la firma Bankwatch Ratings de Colombia S.A. la calificación a Fiducafé significa que posee una capacidad superior para conservar el valor del capital y limitar la exposición al riesgo de pérdidas.

DESANGRE/ CORRUPCION POR $25.000 MILLONES

"Loterías son inviables": Contralor

El organismo de control encontró rregularidades en Lotto Lotín de Antioquia y Loterías de Cauca, Córdoba, Magdalena, Meta, Chocó, Bolívar, Caquetá.

El propósito de dejar una sola lotería que opere a nivel nacional, en lugar de varias departamentales, tuvo ayer un nuevo capítulo.

El Contralor General de la República, Carlos Ossa Escobar, denunció malos manejos y corrupción en ocho de las 24 loterías que operan en el país, por un total de 25 mil millones de pesos.

En diálogo con El Tiempo, el funcionario planteó que las loterías departamentales son inviables económica y financieramente. "Hay que cerrarlas y dejar una nacional, caso en el cual los ingresos a los departamentos se distribuirían como un porcentaje de las ventas", dijo Ossa.

Los principales problemas que halló la Contraloría luego de su investigación en las loterías incluyen malversación o desviación de recursos, irregularidades en el presupuesto y la contratación, gestión inadecuada en recuperación de cartera, sanciones por mora en pago de impuestos, destinación de recursos a objetos diferentes a su finalidad y exceso de gastos de administración y publicidad.

El caso más grave fue el de Lotto Lotín en Antioquia, donde las irregularidades alcanzaron los 16.799 millones de pesos, es decir el 67 por ciento del total de malos manejos encontrados a nivel nacional.

El caso más grave de malos manejos fue el de Lotto Lotín en Antioquia.

Los mayores perjuicios del desangre los sufre el sector salud. De hecho, la cifra de 25.000 millones en malos manejos es equivalente al 24 por ciento del total de transferencias que las loterías le hacen al sistema, las cuales superan los 100 mil millones de pesos.

"No necesariamente es dinero robado, sino que se trata de irregularidades en contratación, las cuáles deberán ser estudiadas por las autoridades", dijo el Contralor.

CARLOS OSSA piensa que hay que cerrar las empresas.

El análisis sobre el sector de las loterías fue hecho por el organismo de control, luego de que fuera solicitado por el Congreso de la República, el cual podría estudiar un proyecto de ley para cerrar las loterías departamentales.

En opinión del Contralor, "con una sola lotería nacional, los departamentos tendrían mayores ingresos, especialmente porque una lotería nacional sería más eficiente, tendría costos más bajos, y sobre todo, un manejo empresarial sin tanta intervención política".

Reconoce, eso sí, que habría un impacto desde el punto de vista del empleo generado por el negocio de las loterías.

Las grandes irregularidades

Lotería	Valor
Lotto Lotín (Antioquia)	16.799.243.081
Lotería del Cauca	2.180.523.248
Lotería de Córdoba	1.847.600.000
Lotería del Libertador y Apuestas Permanentes (Magdalena)	1.416.658.385
Lotería del Meta	1.042.545.000
Lotería del Chocó	977.303.193
Lotería de Bolívar	479.864.030
Lotería del Caquetá	1.337.000
Total	24.745.073.937

Fuente: Contraloría General de la República

El nuevo Mercedes-Benz Clase M.


Clase M
Mercedes-Benz es una marca registrada de DaimlerChrysler.

Es cierto que tomar el camino difícil trae mayores satisfacciones.

▶ Este es un homenaje a todos aquellos que se salieron del camino que otros habían trazado para ellos, y decidieron abrir el suyo propio sin importar los obstáculos; el nuevo Mercedes-Benz Clase M. El nuevo diseño exterior del Clase M es la simbiosis perfecta entre el carácter elegante de un sedán y la estructura muscular de un vehículo 4x4. Entre sus últimas innovaciones están: parachoques rediseñados con luces exploradoras integradas, faros delanteros transparentes y, como opción, parrilla frontal con detalles en cromo, dándole en general, un rostro más agresivo. Además su interior ha sido mejorado ergonómicamente para ofrecer aún mayor comodidad a sus ocupantes.

▶ El Clase M está equipado con toda la tecnología que puede desear un aventurero y la calidad que requiere un espíritu emprendedor. Es el vehículo perfecto si los dos son la misma persona.

▶ El nuevo Mercedes-Benz Clase M ha sido mejorado teniendo en cuenta su preferencia por los caminos menos recorridos. Con toda seguridad, es un vehículo que lo llevará exactamente hasta donde usted quiera llegar.



Mercedes-Benz
El Futuro del Automóvil.

Mercedes-Benz Colombia, S.A.
Una Compañía de DaimlerChrysler A.G.

Bogotá: Av. Calle 26 No. 70A-25. Tel.: 4103655. Fax: 4124016. Cali: Cra. 8 No. 33-16. Tel.: 4422274/9. Fax: 4441358

Concesionarios autorizados:

Automercol, Santafé de Bogotá: Calle 90 No. 12-31. Tel.: 2369321. Fax: 6223376. **Eurostar S.A.,** Barranquilla: Vía 40 No. 71-191. Tel.: 3531585 / 3121 / 5022 / 3697. Fax: 3689648.
Estrella Automotriz, Medellín: Autopista Sur 46-130, Itagüí. Tel.: 3727566. Fax: 3721754. **Motor Este S.A.,** Bucaramanga: Autopista Floridablanca No. 91-55. Tel.: 6360160. Fax: 6364046.
980091 BENZ (9800912360)

DEPORTES
RUMBO A RETENER EL TÍTULO
El indio Viswanathan Anand tomó ventaja en el campeonato mundial de ajedrez. 2-9



'¿DEVORADOR?' de Doris Mayorga.

Gerardo Chaves / EL TIEMPO

'**A COMER'** de Nicolás Méndez.

BIENAL / ARTE Y GASTRONOMÍA

Venecia apetitosa

"Vengan, los invito a comer" decía un payaso que usaba un megáfono a la entrada de la sede principal de la IV Bienal Internacional de Venecia. Esta edición muestra los vínculos de los artistas con la comunidad.

CULTURA

PAOLA VILLAMARIN
Redactora de EL TIEMPO

Una carnicería puede ser el mejor sitio para ver una obra de arte. Un espacio convencional, como un museo o una galería, el lugar más adecuado para exhibir una gran vitrina llena de morcilla, chunchullo, churrasco y alitas de pollo.

A Luis Enrique Soler, que hace 30 años se desempeña como carnicero, muchos clientes le preguntan por ese raro cuadro que está colgado en el local donde trabaja –ubicado en el barrio Venecia– y que está al lado de un afiche en el que aparecen cuatro saludables vacas. Siempre ofrece una explicación, aunque haya algunos tercos que crean que esa imagen, sin duda, es la de un marciano.

El cuadro se lo dieron los artistas del Grupo Individual, conformado por Darío Ramírez, Óscar Danilo Vargas, Michel López y Luis Hernández, que participan en la IV Bienal de Venecia de Bogotá. La imagen no es la de un alienígena sino la del *Buey desollado,* del pintor holandés Rembrandt (1606-1669). Soler tiene como misión hablarles a sus clientes de esa obra, aunque se toma sus libertades para interpretarla a su manera: "Con ella la gente entiende cuáles son las piezas de un novillo y no solo compra chatas y cadera".

Tanto *Carnes finas* como los otros trabajos que participan en el certamen buscan integrar el ejercicio artístico con la gente del barrio Venecia y responder a la temática *Arte y gastronomía,* que impuso la Bienal.

La participación de la comunidad se hace de diferentes maneras. La obra de Doris Mayorga, *¿Devorador?,* fue creada a partir de los dientes que los odontólogos de Venecia tuvieron que sacar por mal estado a sus pacientes. Las piezas están suspendidas en un bloque de colores transparentes que recuerda a los bocadillos. La interrelación de la artista con el barrio no solo se da por los recorridos que tuvo que hacer para obtener cada diente, sino por los talleres que dicta a los niños para que se tengan una buena salud oral.

En otros casos, como el del grupo Pan Creas, se dictan talleres que son la obra en sí misma. El trabajo está ubicado en la sede principal de la Bienal y en él se recrea una panadería. Cada elemento es realizado por personas del lugar y por artistas. Poco a poco la obra se va llenando con esos objetos. "Nosotros somos solo mediadores", dice Ramiro Viveros, integrante del colectivo.

El grupo Segundo tres cabezas, con su obra *Tiendas venecianas,* hizo un plegable con recetas que se distribuyen en tres tiendas del barrio. Las artistas determinaron cuáles eran los productos más consumidos de Venecia y buscaron recetas que fueran novedosas. Además de los plegables diseñaron cajas de fósforos que llevan, por ejemplo, los pasos que deben seguirse para hacer un magro de cerdo con cominos y cilantro.

Ayer, que fue la inauguración de la Bienal, los niños del barrio terminaban de inscribirse en los talleres de cómic, dibujo, configuración espacial y grabados, entre otros. La sede del evento estaba llena de habitantes del barrio y de artistas y eso no era solo porque la Bienal contaba con un payaso con un megáfono que decía: "Vengan, los invito a comer".



LUIS ENRIQUE SOLER, carnicero hace 30 años, y los artistas Óscar Danilo Vargas (izquierda) y Darío Ramírez.

LUIS ENRIQUE SOLER, carnicero hace 30 años, y los artistas Óscar Danilo Vargas (izquierda) y Darío Ramírez.

muchos clientes le preguntan por ese raro cuadro que está colgado en el local donde trabaja –ubicado en el barrio Venecia– y que está al lado de un para interpretarla a su manera: "Con ella la gente entiende cuáles son las piezas de un novillo y no solo compra chatas y cadera".

artistas y eso no era solo porque la Bienal contaba con un payaso con un megáfono que decía: "Vengan, los invito a comer".

HISTORIA / QUÉ SUCEDE ESTA NOCHE EN OTROS PAÍSES

Una luz para Navidad

Es una noche creada por una tradición milenaria de los adultos, pero hoy los niños son quienes más la gozan, y en algunos casos, se convierten en protagonistas.

Desde 1854, la del 7 de diciembre dejó de ser una noche cualquiera para convertirse en la de las velitas. Cambió también su apariencia por coloridas iluminaciones, faroles y, en la mayoría de lugares, velitas.

El mundo católico celebra, desde ese entonces, la víspera de la fiesta de la Inmaculada Concepción de María por seguir el mandato del papa Pío IX, que decidió acabar de una vez por todas con los rumores de que la madre de Jesús no era virgen.

Ese es, precisamente, el significado católico de la luz que emiten las velas: la pureza, la iluminación, la blancura de María.

EN COLOMBIA

La tradición sigue los preceptos católicos y aunque siempre se asocia la noche del 7 de diciembre con el comienzo de la época de Navidad, las velas se encienden en honor de la Inmaculada Concepción de María, cuya fiesta religiosa se celebra el 8, como dicen los católicos "un día de guardar y de ir a misa".

Quimbaya, en el departamento del Quindío y a 20 kilómetros al oriente de Armenia, es el municipio que ha sobresalido por su 'Noche de las velitas'. Durante 20 años, los habitantes han decorado el frente de sus casas, sus calles y sus parques con luces, faroles y velas. Es tanto el destello de creatividad, que ya lo volvieron concurso.

Villa de Leyva cumple hoy sus 15 años de celebrar el 'Festival de Luces', para el que preparan con bastante anticipación espectáculos de fuegos artificiales que congregan a miles de turistas.

Los campesinos también celebran a su manera. Apilan leña y prenden fogatas, alrededor de las cuales luego hay fiesta y jolgorio.

En Útica (Cundinamarca) se iluminan las calles mientras hay un apagón general que dura varias horas. Así, el poblado adquiere "sabor de pesebre", como lo describe Severo Caycedo, un habitante del municipio. Los niños cantan villancicos y hay procesiones con la Virgen por las principales calles.

Sin embargo, cada país ha dado un toque diferente a su celebración. México, por ejemplo, la dedica al niño perdido, es decir, al Niño Jesús que, según los misterios, se refunde de su casa y aparece predicando en el templo.

Según los mexicanos, y especialmente los de Tuxpan, en Veracruz, los niños deben ayudarle a encontrar el camino de regreso. Hacen carros con cajas de cartón y los decoran con velas prendidas, para luego salir a desfilar por la avenida principal, muy a las 7 de la noche.

En Guatemala apartan todo lo que no se usa en cada casa y lo queman afuera. Esa fogata recibe el nombre de 'Quema del diablo', porque según ellos, así sacan al maligno de sus hogares.

Los nicaragüenses hacen novenas previas al día de la Inmaculada Concepción. El 7 es de gran fiesta y por eso lo llaman 'La Gritería'. En la mayoría de los hogares hacen altares muy bien decorados en honor de la Virgen y los jóvenes salen a la calle a entonar canciones marianas, por las que reciben de la gente manzanas, pasteles, pollitos, postres, caramelos, etc. A las doce de la noche, en todo el país, y durante una media hora, hay espectáculos de luces y juegos pirotécnicos.



Archivo / EL TIEMPO

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

5,9 millones de metros cuadrados para edificaciones se aprobaron en los primeros diez meses del año.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.315,36	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual			Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.060,00	Hoy	0,62	Hoy	19,49	Hoy	929,69	DTF	11,51%	HOY $ 121,2666	Bolívar	3,10	3,20
Casa de cambio (v)	$ 2.090,00	Ayer	0,61	Ayer	19,65	Ayer	925,50	DTF Trimestre anticipado	10,75%	MAÑANA $ 121,2743	Dólar (Ecuador)	$ 2.315,36	
								TBS Efectivo anual Bancos a 90 días	11,13%		Peso mexicano	256,34	

Mercedes busca nueva imagen

Mercedes-Benz Colombia lanzó su nuevo portal de Internet www.mercedes-benz.com.co dirigido exclusivamente para el público colombiano. La empresa propone a los visitantes de la página votar para escoger a la persona que represente a la compañía en el país. Teniendo en cuenta que Paola Turbay hasta hoy imagen de la empresa, está viviendo fuera del país, las directivas de Mercedes están buscando nuevo personaje: elegante, distinguido, reconocido, inteligente y sobre todo con clase.

Créditos de la CAF para el 2002

Desembolsos totales de crédito de la CAF
Millones de dólares



1996 1.636
1997 2.037
1998 2.461
1999 1.813
2000 1.818
2001 2.689

Fuente: CAF.

La Corporación Andina de Fomento (CAF) le asignó a Colombia para el año entrante un cupo entre 650 y 800 millones de dólares para créditos orientados tanto al sector público como privado. Este año el país ratificó su condición de principal beneficiario de la región en los préstamos otorgados por la CAF. El organismo sostuvo que los países deben depender cada día menos de sectores como el petróleo y lograr economías basadas en tecnología, conocimiento y valor agregado.

Certifican a Servientrega

El Instituto Colombiano de Normas Técnicas (Icontec) entregará hoy la certificación de calidad en los servicios de logística a Servientrega, con lo cual la empresa se convierte en la primera compañía de mensajería en recibir el reconocimiento. El primer certificado de calidad ISO 9002 que recibe la empresa garantiza calidad total en todos los procesos que se realizan para el envío de documentos y mercancías.

Suben ventas de Chevrolet

Ventas locales de Chevrolet

En noviembre las ventas de Chevrolet

FINANZAS / 'BLINDAJE' FRENTE A ARGENTINA NO ES PERMANENTE

Campanazo a Colombia

Analistas advierten sobre el riesgo de aplazar reformas como la de pensiones. Piden más ajuste en el gasto público y control al acelerado endeudamiento.

JACQUELINE GUEVARA
Redactora de EL TIEMPO



LOS BANCOS DE BUENOS AIRES estaban atestados ayer con miles de clientes que solicitaban apertura de cuentas. AFP

Colombia, que se ganó el 'tótem' de la inmunidad frente a la crisis argentina, no puede estar tan tranquila. Como ocurre en la Expedición Robinson, la dicha puede ser pasajera si no se pone la casa en orden y se toman las medidas pertinentes.

Los analistas coinciden en que la crisis del país austral es un campanazo de alerta para las economías de América Latina, entre ellas Colombia.

"En cuatro o cinco años, la crisis podría ser con aroma de café" si no se controla el crecimiento acelerado de la deuda y se pone freno a los gastos, sostiene Juan Felipe Yarce, del departamento de investigaciones económicas de Suvalor.

En este escenario ¿qué le pasará a Colombia?

El efecto más evidente es que, en adelante, será más difícil conseguir recursos en el exterior, para financiar los gastos y en caso de hacerlo se tendrían que pagar intereses muy altos (spreads).

El ministro de Hacienda, Juan Manuel Santos, ha insistido en que el país logró 'blindarse' temporalmente gracias a que consiguió buena parte de los recursos para financiarse el año entrante.

De los 2.200 millones de dólares que necesitaba consiguió 1.500 millones.

Otro hecho a favor, según Santos, es que está cumpliendo los acuerdos con el Fondo Monetario Internacional y que las reformas estructurales para sanear las finanzas se están aprobando en el Congreso.

El presidente de Anif, Santiago Montenegro, no está muy confiado. La deuda, como porcentaje del PIB, sigue creciendo a niveles cercanos al 46 por ciento. "Si en los próximos 12 meses no se toman medidas drásticas tendremos problemas. La credibilidad que nos ganamos no es un cheque en blanco ni es indefinida", dijo.

Las medidas a las que se refiere son sacar adelante la reforma pensional, cambios a la ley 60, flexibilización laboral y control al gasto público, que en algunos sectores está creciendo por encima del 50 por ciento. La deuda pública tanto interna como externa se encuentra alrededor de 35.000 millones de dólares.

Para Yarce, de Suvalor, la inmunidad de que habla el Gobierno está amenazada por dos factores: el riesgo de cualquier proceso electoral y la posibilidad de que las reformas estructurales se posterguen, como es el caso de la pensional.

EMPRESAS / AVICULTORES EN VILO POR NORMAS DEL INVIMA

Con la piel de gallina

Producción de pollo en Colombia (Toneladas)

1993 360.308

Suben ventas de Chevrolet

Ventas locales de Chevrolet
Año 2001

	Noviembre	Enero-noviembre
Autos	1.361	11.623
Comerciales	607	7.156
Totales	1.963	18.779

Fuente: Chevrolet.

En noviembre las ventas de Chevrolet crecieron 325 por ciento frente al mismo mes del año anterior, con 3.419 unidades. En el mercado interno se colocaron 1.968 vehículos, cifra que se constituye en la mejor en ventas para la firma en lo corrido del año. La empresa informó que en los primeros 11 meses del año ha vendido 11.623 autos. El auto más demandado en noviembre en Colombia fue el Chevrolet Sprint.

Terracota

La Asociación Nacional de Fabricantes de Ladrillo y Derivados de la Arcilla, Anfalit, lanzó hace unos días la revista Terracota, una publicación trimestral de carácter técnico, orientada a fomentar la cultura y utilización de los productos de arcilla, dirigida al sector de la construcción. Terracota es de circulación nacional y pretende resaltar las obras y proyectos en los cuales se destaca la utilización de productos de arcilla y ofrecer herramientas técnicas al sector.

Con la piel de gallina

El vacío normativo ha propiciado que la industria nacional se encuentre en desventaja frente a otros países, que están haciendo su agosto con la exportación y venta de pollo marinado.

La desactualización de normas y reglas de juego claras para el procesamiento de aves en Colombia mediante el uso de tecnología de punta, tiene temblando y con la piel de gallina a los industriales del pollo.

Desde hace dos meses el Invima, encargado de la vigilancia de medicamentos y alimentos, pidió a las empresas del sector suspender la aplicación de la técnica denominada del marinado, en la que por lo menos 17 de ellas, habían invertido cuantiosos recursos y la cual es usada ampliamente Latinoamérica, Europa y Estados Unidos.

El marinado incorpora al pollo mediante un proceso de inyección, agua, sal, fosfatos y especias, para lograr más sabor y suavidad a la carne.

El marinado es un proceso que, guardadas las proporciones, es similar al de adobar anticipadamente la carne, o al de inyectarle manualmente sustancias a los pavos navideños antes de su cocción.

Como diría el refrán, la entidad estatal tomó la decisión porque "aquí se ensilló antes **1-17**

Producción de pollo en Colombia (Toneladas)

Año	Toneladas
1993	360.308
1994	400.626
1995	442.772
1996	464.542
1997	441.750
1998	482.337
1999	468.731
2000	502.459
2001	527.997

Fuente: Fenavi-Fonav.

JUSTICIA

FALLO / GOBIERNO NO PUEDE FIJAR EL TIEMPO DE DURACIÓN DE UN GRADO MILITAR

Casados pueden ingresar a FF.MM

La Corte Constitucional advirtió que limitar la entrada a cursos de oficial o suboficial a las FF.MM. solo a los solteros, es una acto de discriminación prohibido por la Constitución.

Los hombres y mujeres casados tienen ahora sí la opción de poder ingresar a cursos de formación de oficiales y suboficiales en el Ejército, que solo estaban reservados para los solteros.

Ese es el efecto de un fallo de la Corte Constitucional que dejó sin vigencia una norma del Estatuto de Carrera Militar expedido por el Gobierno el año pasado.

Para la Corte, es claro que permitir solo a los solteros que ingresen a las escuelas de formación de las Fuerzas Militares, es un trato discriminatorio que está prohibido por la Constitución Política del 91.

La sentencia del magistrado Marco Gerardo Monroy Cabra y respaldada por todos sus compañeros de la plenaria de la Corporación, es clara en advertir que las personas casadas tienen los mismos derechos de acceder a la carrera militar, eso sí, si cumplen con los demás requisitos establecidos para los solteros.

"Pero no es posible rechazar a un casado para formarse como oficial o suboficial dentro del Ejército, únicamente por no cumplir el requisito de la soltería", señala uno de los apartes de la decisión.

De igual forma, la Corte Constitucional señaló que la cluida en la norma como condición para entrar a las Fuerzas Militares, debe entenderse como hombre y mujer para precisar que esa palabra es solo para hombres.

Sin embargo, el fallo no precisa si de ahora en adelante las mujeres podrán ingresar a la Escuela Militar de Cadetes e incluso llegar a los puestos de mando como Comandante del Ejército o Comandante del Ejército.

"Ese aspecto no fue tocado porque la Corte no llegó hasta allá", explicó uno de los magistrados a EL TIEMPO.

La plenaria del alto tribunal también determinó que pueden ser casados los oficiales y suboficiales que forman parte del Cuerpo Administrativo de las Fuerzas Militares y del Cuerpo de Justicia Penal Militar.

La decisión de la Corte Constitucional también advierte que el Presidente de la República no puede fijar los tiempos mínimos para que un oficial permanezca en un determinado grado.

Según la decisión de la Corte Constitucional, esa facultad es exclusiva de la ley, es decir, del Congreso de la República y el Primer Mandatario no tiene por qué establecer la duración para acceder al grado inmediatamente superior.

dentro de [illegible]ército, únicamente por no cumplir el requisito de la soltería", señala uno de los apartes de la decisión.

De igual forma, la Corte Constitucional señaló que la expresión "colombiano" in-

DAS

Falsa oferta de empleo en cruceros

Una empresa ficticia de Canadá estafó a cerca de mil colombianos a quienes ofreció trabajo a cambio de que cada uno entregara 98 dólares (cerca de 210.000 pesos).

Según la oficina de la Policía Internacional (Interpol) en Bogotá, los responsables de la supuesta empresa de cruceros Sea Cruise Enterprises, ofrecieron, en varias ciudades del país, cargos en cruceros que supuestamente recorrerían el mundo y que implicarían ingresos para los escogidos, superiores a los 3.800 dólares mensuales por empleado.

Las personas que recibieron por correo la invitación debían enviar el dinero, junto con una hoja de vida, a una dirección en Toronto (Canadá).

Los que mandaron los 98 dólares y la información personal, nunca recibieron respuesta de la empresa.

La Interpol y el DAS iniciaron el intercambio de información con las autoridades canadienses para establecer el paradero de los responsables del fraude.

El Das también alertó sobre una supuesta empresa de España llamada Ibrenol, que estaría ofreciendo trabajo también en cruceros.

Los investigadores determinaron con sus colegas españoles que la firma no tiene registro legal en ese país.

ECONÓMICAS

CIFRA DEL DÍA
0,12 por ciento fue la inflación en noviembre según el DANE.

DÓLAR		CAFÉ			PETRÓLEO			BOLSA DE COLOMBIA			INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.314,76	*Dólares por libra en N.Y.*			*Dólares por barril*			*IGBC (Índice General)*			*Efectivo anual*			*Pesos por*	Compra	Venta
Casa de cambio (c)	$ 2.060,00	Hoy		0,61	Hoy		19,65	Hoy		925,50	DTF	11,51%	HOY $ 121,2590	Bolívar	3,08	3,18
Casa de cambio (v)	$ 2.090,00	Ayer		0,62	Ayer		19,44	Ayer		925,97	DTF Trimestre anticipado	10,75%	MAÑANA $ 121,2666	Dólar (Ecuador)		$ 2.314,76
											TBS Efectivo anual Bancos a 90 días	10,85%		Peso mexicano		255,16

Despegó reforma a Ley 60

Las comisiones Terceras de Cámara y Senado aprobaron ayer 68 artículos del proyecto que redistribuye los recursos para salud, educación, recreación y deporte. Para hoy quedaron pendientes los temas más controvertidos relacionados con el traslado de maestros, que se haría solo para aquellos docentes que tengan menos de cinco años de servicio, el monto de los recursos para salud y educación y el porcentaje asignado para los ascensos en el escalafón.

A empujar el ATPA


Exportaciones a E. U.
Enero-septiembre 2001
Sector económico (%)
Petróleo y sus derivados 51,9
Flores y plantas vivas 9,30
Joyería y piedras preciosas 5,40
Café 3,99
Textiles y confecciones 6,15
Otros 23,26
Total: 100,00%
Fuente: Dane.

El canciller Guillermo Fernández de Soto estuvo reunido ayer con la Consejera para la Seguridad Nacional del Gobierno de Estados Unidos, Condoleza Rice. Según pudo establecer EL TIEMPO, el principal tema del encuentro fue el ATPA. La funcionaria estadounidense se comprometió con el Gobierno colombiano a empujar el tema en el Senado, de manera que la discusión no quede postergada para el próximo año.

Proexport inaugura sede

Con el fin de que las exportaciones colombianas conquisten un espacio mayor en el mercado de los Estados Unidos el Gobierno adelanta conversaciones con las grandes cadenas de almacenes como JC Penney, Walmart y Burdines. Así lo anunció el director de Proexport en Miami, Mauricio Gómez, quien dijo que la estrategia es tener un diálogo directo cliente con cliente. Hoy Proexport inaugura sus nuevas oficinas en Miami, con la presencia de la ministra de Comercio Exterior, Marta Lucía Ramírez.

CONGRESO / SE DISPARARARON LOS ROBOS Y EL SECUESTRO

La violencia, la otra plaga del café

Los cafeteros están preocupados por la inseguridad en las zonas productoras. Autoridades dicen que en los últimos 3 años ha empeorado la situación.

JUAN GUILLERMO LONDOÑO M.
Redactor de EL TIEMPO

En una plaga peor que la broca, la roya o la misma debacle de los precios externos, se están convirtiendo los secuestros, las extorsiones y la siembra de cultivos ilícitos en las zonas cafeteras del país, otrora remansos de paz.

Aunque en unas regiones la situación es más dramática que en otras, los cafeteros y las autoridades reconocen que la pobreza y la miseria están convirtiéndose en el caldo de cultivo para que prosperen las actividades ilícitas y la violencia alimentadas por la guerrilla, los paramilitares o la delincuencia común.

Los cultivadores coinciden en que, ahora más que nunca, debe haber más presencia estatal. Lo anterior teniendo en cuenta que el drástico ajuste en la Federación y el Fondo Nacional del Café les impedirá continuar invirtiendo en obras de infraestructura y desarrollo social como en las épocas doradas, lo que mantenía a raya a los violentos.

Autoridades de Policía y Ejército confirmaron a EL TIEMPO que en los últimos 3 años, a la par que se profundizó la crisis cafetera, los departamentos de Caldas, Tolima, Risaralda, Quindío y el norte del Valle sufrieron "un severo agrietamiento de la situación de orden público".

El número de robos aumentó en 90 por ciento en los últimos 3 años, los secuestros se dispararon y la situación de inseguridad en las carreteras se generalizó.

"Hemos tenido dificultades con secuestros, como el gerente de la Cooperativa de Villarrica. Han muerto dirigentes cafeteros municipales y hemos sido afectados por tomas guerrilleras como la de Dolores, San Antonio y Anzoátegui", reconoció Fernando Osorio, director ejecutivo del Comité del Tolima quien participa en el LX Congreso de Cafeteros. 1-16

ANÁLISIS

¿Quién será el sucesor?

Aunque la gerencia de la Federación de Cafeteros sigue siendo una posición atractiva, no es la misma panacea que hace unos años habría generado disputa entre los candidatos a ocuparla. En esta ocasión, ya han declinado del sonajero dos de los posibles candidatos al cargo: los ex ministros Luis Carlos "El Chiqui" Valenzuela y Luis Fernando Ramírez.

Y es que el próximo gerente de la Federación tendrá que enfrentar, no sólo la redefinición del negocio cafetero –en el plano nacional e internacional– y la reestructuración institucional del Fondo Nacional del Café, sino evitar el desbarajuste social y de orden público en la zona cafetera.

Los cafeteros citarán a un congreso extraordinario en el primer trimestre del 2002 para escoger al sucesor de Cárdenas. Y aunque la lista de hojas de vida apenas se está conformando, EL TIEMPO ha podido establecer quienes son los más opcionados. 1-16

El nuevo Mercedes-Benz Clase M.


Clase M
Mercedes-Benz es una marca registrada de DaimlerChrysler.

Es cierto que tomar el camino difícil trae mayores satisfacciones.

▶ Este es un homenaje a todos aquellos que se salieron del camino que otros habían trazado para ellos, y decidieron abrir el suyo propio sin importar los obstáculos; el nuevo Mercedes-Benz Clase M. El nuevo diseño exterior del Clase M es la simbiosis perfecta entre el carácter elegante de un sedán y la estructura muscular de un vehículo 4x4. Entre sus últimas innovaciones están: parachoques rediseñados con luces exploradoras integradas, faros delanteros transparentes y, como opción, parrilla frontal con detalles en cromo, dándole en general, un rostro más agresivo. Además su interior ha sido mejorado ergonómicamente para ofrecer aún mayor comodidad a sus ocupantes.

▶ El Clase M está equipado con toda la tecnología que puede desear un aventurero y la calidad que requiere un espíritu emprendedor. Es el vehículo perfecto si los dos son la misma persona.

▶ El nuevo Mercedes-Benz Clase M ha sido mejorado teniendo en cuenta su preferencia por los caminos menos recorridos. Con toda seguridad, es un vehículo que lo llevará exactamente hasta donde usted quiera llegar.

Mercedes-Benz
El Futuro del Automóvil.

Mercedes-Benz Colombia, S.A.
Una Compañía de DaimlerChrysler A.G.

Bogotá: Av. Calle 26 No. 70A-25. Tel.: 4103655. Fax: 4124016. Cali: Cra. 8 No. 33-16. Tel.: 4422274/9. Fax: 4441358

Concesionarios autorizados:
Automercol, Santafé de Bogotá: Calle 90 No. 12-31. Tel.: 2369321. Fax: 6223376. **Eurostar S.A.,** Barranquilla: Vía 40 No. 71-191. Tel.: 3531585 / 3121 / 5022 / 3697. Fax: 3689648.
Estrella Automotriz, Medellín: Autopista Sur 46-130, Itagüí. Tel.: 3727566. Fax: 3721754. **Motor Este S.A.,** Bucaramanga: Autopista Floridablanca No. 91-55. Tel.: 6360160. Fax: 6364046.
980091 BENZ (9800912360)

THE WALL STREET JOURNAL AMERICAS®

1-14 MIÉRCOLES 5 DE DICIEMBRE DE 2001 http://interactivo.wsj.com

 Una publicación de DOW JONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

BANCO ITAÚ se quedó con el control del estatal Banco do Estado de Goiás (BEG), tras ofrecer US$277 millones en la subasta llevada a cabo en la Bolsa de Rio de Janeiro. BEG cuenta con 152 sucursales de las cuales 149 están en el Estado de Goias.

* * *

BMW anunció que el presidente del directorio, Joachim Milberg, dejará su cargo un año antes de lo programado y será sucedido por Helmut Panke, el director general de finanzas.

* * *

Elektro-Eletricidade e Serviço, distribuidora energética brasileña de la que Enron es accionista, dijo que no forma parte de la solicitud de protección por bancarrota de su empresa matriz en Estados Unidos. De esta manera, la firma confirmó su compromiso de cumplir con su contrato de concesión.

Petrobrás dijo que reevalúa su oferta de US$240 millones para comprar la participación de Enron en Companhia Distribuidora de Gás do Rio de Janeiro, dijeron los medios locales.

* * *

AT&T retiró su oferta de US$307 millones para comprar los activos de red de Excite At Home, citando una serie de violaciones de acuerdos. El abrupto corte de acceso a Internet a los clientes de AT&T, debido al proceso de bancarrota de Excite, desató una disputa entre ambas compañías.

* * *

Moody's Investors Service rebajó la calificación crediticia de Japón, convirtiéndose así en la tercera agencia en alertar sobre la crisis económica que atraviesa el país. *La firma dijo que ni siquiera una reestructuración radical podría garantizar una recuperación.*

año a su filial estadounidense para reducir su deuda de US$2.700 millones, producto de las pérdidas que generó el reemplazo de sus neumáticos en EE.UU. La filial estadounidense calcula que perderá US$1.610 millones este año.

* * *

Électricité de France está en negociaciones para comprar algunos activos de Enron, incluyendo a la filial británica de marketing eléctrico, Enron Direct. Se espera que la próxima semana se anuncie el comprador.

* * *

Volkswagen espera que su filial *mexicana fabrique alrededor* de 400.000 autos en 2002, la misma cifra del año pasado, pese a la desaceleración mundial.

* * *

Brasil anunciará en dos semanas sus planes de emisión de deuda en el mercado internacional para 2002. Los analistas estimaron en US$3.500 millones la emisión de deuda para el año próximo.

* * *

Perú está cerca de seleccionar a los bancos que *llevarán adelante* una emisión de un bono soberano en los mercados internacionales que rondará entre US$500 millones y US$750 millones, dijo el ministro de Hacienda. Se trata de la primera operación de este tipo desde 1928.

* * *

Los trabajadores petroleros sindicalizados de Venezuela declararon un paro de 12 horas para el 10 de este mes. Las operaciones de la empresa estatal Petróleos de Venezuela no se verán alteradas gracias al plan de *contingencia que tiene la firma* para estos casos.

* * *

Bodas de acero a la vista en EE.UU.

ROBERT GUY MATTHEWS
Redactor de The Wall Street Journal

La primera y la tercera siderúrgicas integradas de Estados Unidos mantienen conversaciones de fusión. Las firmas han solicitado un nuevo contrato laboral al sindicato del sector y han pedido al gobierno federal que financie parte de sus planes.

USX-U.S. Steel Corp. y Bethlehem Steel Corp., que se encuentra bajo protección por bancarrota, también han invitado a algunos de sus vapuleados competidores locales a sumarse a las discusiones para estudiar la posibilidad de unirse a la recién *creada compañía acerera.*

El sindicato United Steelworkers of America (USWA), que representa a cerca de 140.000 trabajadores del acero, ha respaldado totalmente el plan. "Si es posible, quisiéramos que todas las compañías integradas de acero se unieran en una sola empresa", dijo Marco Trobovich, portavoz de USWA.

Las conversaciones están todavía en su fase inicial y la propuesta aún podría desbaratarse si el gobierno federal no apoya dos condiciones claves, explica Thomas J. Usher, presidente de U.S. Steel.

En primer lugar, el gobierno tendría que proteger a las empresas estadounidenses cerrando el país para que no entre el acero importado de bajo costo. En segundo lugar, tendría que aceptar pagar la factura de los apabullantes beneficios de pensiones y de salud para jubilados.

"Esperamos recibir una sólida señal del gobierno sobre si apoyarán esto o no antes de fin de año", dijo Robert S. Miller, presidente de Bethlehem Steel.

No se espera que la combinación de las dos principales siderúrgicas integradas despierte inquietudes antimonopolio, por lo menos en EE.UU., porque la industria está muy fragmentada y la compañía conjunta posiblemente sólo controlaría cerca de un 25% de la producción doméstica.

Además, el gobierno de George W. Bush ha llamado a la consolidación global, ya que la *industria del acero mundial ha seguido* canibalizando sus propias ganancias al producir de un 10% a un 20% más de lo que se necesita.

Lo que sí resulta probable es que los reguladores antimonopolio en Europa, se opongan a cualquier consolidación de empresas estadounidenses, como lo han hecho en otras destacadas fusiones recientes.

Los analistas de la industria dicen que no es imposible cumplir las condiciones expuestas por Usher, aunque sea sólo para evitar la continua hemorragia de los empleos locales en el sector del acero y la pérdida de los beneficios de los trabajadores del acero jubilados tras el cierre de las plantas en las que trabajaban.

Se espera que el viernes la Comisión Internacional de Comercio de EE.UU., que ya ha determinado que la industria local necesita protección ante la competencia extranjera, recomiende al presidente Bush restringir las importaciones.

Tanto la industria como el gobierno de Bush han argumentado que debido a que es vital para la industria militar de EE.UU., no se puede dejar morir al acero como se ha dejado perecer a otras industrias.

Los analistas señalaron que la consolidación es un paso positivo que, sin embargo, será doloroso a corto plazo.

El plan de consolidación, si se completa, podría implicar el cierre de plantas y empleos a todos los niveles, *mientras la nueva empresa* establece medidas más eficientes. No se ha decidido nada sobre la estructura de la nueva empresa, pero se espera que U.S. Steel lleve la voz cantante y que sus trabajado*res se sindicalicen.*

Los fabricantes de acero esperan que una empresa estadounidense combinanda logre competir mejor con sus rivales globales más grandes. U.S. Steel, el mayor productor en EE.UU., ni siquiera figura entre las diez primeras fabricantes de acero del mundo por tamaño.

La industria mundial del acero, a diferencia de la del aluminio, está sumamente fragmentada y ninguna firma controla una gran porción de la producción de acero, que suma 800 millones de toneladas al año.

De todos modos, esa situación ha comenzado a cambiar. Usinor, de Francia, Arbed, de Luxemburgo y Aceralia, de España están a punto de crear el mayor fabricante de acero del mundo con *más de 50 millones de toneladas* de capacidad.

De combinarse, U.S. Steel y Bethlehem producirían 20 millones de toneladas. Miller, que no quiso nombrar a las otras acereras que podrían unirse, dijo que las incorporaciones podrían llevar a la producción de hasta 30 millones de toneladas.

La industria local se ha quejado de que desde 1998 el acero extranjero ha inundado el mercado y ha causado que los precios caigan a sus niveles más bajos en 20 años. En ese lapso, 26 compañías del acero han solicitado la *protección de las leyes de bancarrota* en Estados Unidos.

Pesos pesados

Principales acereras de EE.UU. en 2000, producción en millones de toneladas métricas.

USX-U.S. Steel Group	10.7
Nucor	10.0
Bethlehem Steel[1]	9.1
LTV[2]	7.4
AK Steel Holding	5.8
National Steel	5.6

[1]Pidió protección por bancarrota el 15/10/01
[2]Pidió protección por bancarrota el 29/12/00
Nota: Una tonelada métrica equivale a 991 kilos.
Fuente: Instituto Internacional de Hierro y Acero

Argentina: la dolarización no sería la

A crédito

Tasas de interés para créditos a empresas de primera línea en Argentina

35%
30
25
En Pesos



bre la crisis económica que atraviesa el país. La firma dijo que ni siquiera una reestructuración radical podría garantizar una recuperación.

* * *

Grupo Financiero Banorte, de México, completó la compra de BanCrecer al realizar el pago de la segunda cuota de la operación. La firma asumirá el control de su nueva adquisición el próximo 2 de enero.

* * *

Deutsche Bank planea despedir a unas 1.500 personas el próximo año, como parte de su adquisición de la firma de inversiones Zurich Scudder. La medida es una de las mayores reducciones en la historia de la administración de activos

* * *

Metlife, Mapfre Vida, Grupo Financiero Inbursa y Seguros Banamex-Aegon están interesadas en participar en el segundo intento de privatización de la aseguradora estatal mexicana Aseguradora Hidalgo. La firma controla más del 50% del mercado mexicano de seguros de vida.

* * *

Bridgestone inyectará US$1.300 millones el próximo rán alteradas gracias al plan de contingencia que tiene la firma para estos casos.

* * *

Telefónica y Microsoft firmaron un acuerdo de colaboración comercial y tecnológica. Las firmas trabajarán de manera conjunta en los mercados de banda ancha, tecnología inalámbrica y entrega de software.

* * *

Vivendi Universal recaudó US$1.070 millones con la venta del 9,3% de su filial Vivendi Environnement. La sorpresiva operación redujo su participación en la firma a 63%.

* * *

Compaq anunciaría hoy el desarrollo de un software para manejar servidores que debe acelerar el funcionamiento de las redes corporativas. El proyecto es parte de su iniciativa para impulsar su negocio de software y prepararse para la generación de servidores ultracompactos.

Más información en
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Envíe sus comentarios a:
americas@wsj.dowjones.com

no sería la panacea

DAVID LUHNOW, EN BUENOS AIRES, Y PAMELA DRUCKERMAN, EN NUEVA YORK
Redactores de The Wall Street Journal

BUENOS AIRES

Aunque Argentina dio un gran paso esta semana hacia la adopción del dólar como moneda oficial, la decisión está lejos de ser la salvación de su atribulada economía o de ser un un cambio fácil.

Todavía existen enormes barreras políticas y financieras para llegar a una dolarización completa, que sacaría totalmente el peso de circulación. Los demás problemas económicos, como la casi impagable deuda pública y una economía en contracción, no desaparecerán junto con el peso, dicen los analistas.

"La dolarización no va a ser una panacea", dice el economista Andrew Rose de la Universidad de California en Berkeley. "No hay ninguna solución fácil para ellos, punto".

Los dólares han circulado en Buenos Aires por cerca de una década gracias a la ley que liga al peso uno a uno con el dólar y le permite a los argentinos utilizar cualquiera de las dos monedas. Con la esperanza de aplacar el temor de que se acabe la convertibilidad, el ministro de Economía, Domingo Cavallo, decretó durante el fin de semana pasado que todos los nuevos préstamos bancarios se harían en dólares y que los préstamos existentes en pesos se cambiarían a dólares sin costo alguno. Además, Cavallo congeló de manera parcial los retiros de efectivo para frenar una corrida de depósitos.

Pero la decisión de dar el siguiente paso hacia una dolarización total podría ser una tarea compleja. Cavallo, quien ha dicho que prefiere dolarizar antes que devaluar, no tiene la mayoría simple en el Congreso necesaria para aprobar una ley de dolarización. Muchos miembros del poderoso partido peronista se oponen a la dolarización porque en el pasado fue el proyecto preferido del ex presidente Carlos Menem, quien ahora está compitiendo por el control del partido. Y algunos políticos de izquierda argumentan que el peso es una fuente del orgullo nacional.

Todavía no está claro si Argentina tiene suficientes reservas para convertir todos los pesos en dólares ahora mismo, dicen algunos economistas. Cuando el gobierno anunció la congelación de los depósitos la semana pasada, apenas tenía un colchón de reservas para mantener la convertibilidad intacta.

En la práctica, la desaparición del peso no cambiaría mucho las cosas en Argentina. Cerca del 70% de los depósitos bancarios ya están en dólares, al igual que casi todos los préstamos de largo plazo y transacciones empresariales.

Sin embargo, la mera posibilidad de una devaluación ha contribuido a mantener altas las tasas de interés. Argentina puede eliminar esta incertidumbre al tirar a la basura sus máquinas impresoras de pesos, dicen los fanáticos del dólar.

En las calles de Buenos Aires, mucha gente dice que preferirían quedarse con dólares en vez de pesos si tuvieran la posibilidad de elegir. "Dolarización, sin duda", dice Carmen Pereira, dueña de una peluquería.

Su respuesta tiene fundamento. En 1988, cuando la hiperinflación causaba estragos en la economía, Pereira compró un pasaje a El Líbano. Algunos problemas personales le impidieron viajar y cuando recibió el reembolso de la aerolínea, 10 meses más tarde, lo único que pudo comprar fue un reloj despertador.

Otros romances con el dólar han dado sus frutos. El Salvador y Ecuador han gozado de menor inflación y tasas de interés desde que el dólar reemplazó a sus billetes con la cara de sus héroes nacionales en los últimos dos años.

Pero Argentina sería, hasta la fecha, el país más grande fuera de EE.UU. en adoptar el dólar como moneda. Al hacerlo, podría prolongar su recesión de cuatro años y quedar presa de su principal problema económico: el alza del dólar ha encarecido los precios de todo, desde la carne hasta las entradas al fútbol. Pese a una reciente ola de deflación, Buenos Aires es la capital más cara de América Latina.

Los economistas dicen que lograr un acuerdo con Estados Unidos sobre la dolarización es crucial para que el billete verde se transforme en la moneda oficial argentina.

La agrupación industrial de mayor peso, la Unión Industrial Argentina, se manifestó en contra de la dolarización y quiere que el país eventualmente destrabe la paridad del peso con el dólar y que la moneda local se negocie abiertamente en los mercados, tal como lo hacen Brasil y México. Esto promovería las exportaciones argentinas.

30
25
20
15
10
5
En dólares
1994 95 96 97 98 99 00

Fuentes: Reserva Federal de St. Louis; Banco Central de Argentina

Aaron Thomas Roth

Microsoft hace lo imposible por impedir la consolidación del cable

REBECCA BUCKMAN Y DEBORAH SOLOMON
Redactoras de The Wall Street Journal

En su intento por mantener a AOL Time Warner Inc. lejos de las operaciones de cable de AT&T Corp., Microsoft Corp. no deja nada al azar. No puede darse ese lujo, pues lo que está en juego es el acceso a las salas de los consumidores.

AT&T Broadband, imperio de cable que C. Michael Armstrong levantó a través de adquisiciones que totalizaron más de US$100.000 millones, es la mayor compañía de cable de Estados Unidos. Microsoft quiere usar sus líneas para promocionar su negocio de Internet de alta velocidad (comercializado a través de su red MSN de rápido crecimiento), así como su software de televisión interactiva, que aún lucha por tener éxito en un grupo de redes de cable.

Además, un acuerdo de AOL con AT&T sumaría los 13,7 millones de suscriptores de AT&T Broadband a los 12 millones de suscriptores de Time Warner Cable, creando un segmento de clientes con pocas probabilidades de usar los servicios o software de Microsoft.

No es una sorpresa, entonces, que Microsoft esté adelantando sus apuestas al ofrecer respaldo financiero tanto a Cox Communications Inc. y Comcast Corp., en sus ofertas rivales para adquirir AT&T Broadband.

Microsoft también está considerando hacer una inversión de US$4.000 millones en AT&T Broadband si AT&T decide finalmente no vender su negocio de cable, de acuerdo con personas familiarizadas con la situación.

"Microsoft está tratando de protegerse de AOL", dice una persona cercana a la situación. "La sensación es que pondrán algunas fichas en todos los jugadores con la esperanza de que algunos de ellos gane".

Por su parte, AOL Time Warner ve a Microsoft de forma "cautelosa", dijo su presidente, Steve Case, en una conferencia con inversionistas el martes. "Hacemos algunas cosas con ellos, y cada vez parece que estamos compitiendo contra ellos", dijo. "Tal vez ése es nuestro destino". Rick Doherty, analista de Envisioneering Group, una firma de consultoría de Seaford, Nueva York, ve el interés de AOL en AT&T Boradband como un resultado más de su propio interés que del destino. "AOL ha estado haciendo ofertas por los activos de AT&T, porque no quieren que caigan en las manos de Microsoft", dice.

Hoy, las compañías de cable están dejando atrás a sus competidores, las *telefónicas regionales, en la carrera por suministrar* conexiones de banda ancha.

Los proveedores de televisión por cable pueden ahora ofrecer servicio de conexión a Internet a 66,1 millones de hogares estadounidenses, ó 64% del total de hogares con televisión en ese país. Para fines de 2002, se espera que el 90% de los hogares con TV tengan acceso a la Web vía televisión por cable.

El poder del cable no es nada nuevo para Microsoft, que por años ha estado colocando dinero en la industria. La compañía invirtió US$5.000 millones en AT&T hace dos años cuando ésta compró su segunda firma de cable, MediaOne Group Inc. Microsoft también tiene una inversión de US$1.000 millones en Comcast.

MSN, de Microsoft, ve el acceso a la banda ancha como una forma de ganar terreno frente a America Online, ya que su base de 32 millones de suscriptores está construida sobre acceso regular de marcado, en lugar de conexiones de alta velocidad: Los consumidores que quieren cambiarse hacia el acceso de alta velocidad están disponibles, y MSN está ansiosa por atraparlos con sus propias ofertas.

AOL Time Warner tiene ambiciones similares. La compañía ha estado haciendo presión para cerrar acuerdos con compañías telefónicas y de cable para llevar el servicio de America Online sobre líneas de alta velocidad.

En septiembre, AOL lanzó su servicio de Internet, basado en las líneas de cable de Time Warner y ahora llega a 20 ciudades, pero aún no ha podido persuadir a otras compañías para que ofrezcan también America Online.

Case, de AOL, dijo que el progreso ha sido "un poco más lento de lo que le hubiera gustado", debido en parte a las prolongadas negociaciones de la industria sobre la suerte de AT&T.

Recientemente, Microsoft ha presionado a las compañías de cable para que consideren sus productos. Pero no espere que AOL Time Warner se quede de brazos cruzados. La compañía espera atraer clientes de banda ancha con una variedad de ofertas de entretenimiento en la Web, desde películas a música.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

231.974 accidentes de tránsito se registraron el año pasado en Colombia.

DÓLAR

Tasa representativa del mercado	$ 2.304,13
Casa de cambio (c)	$ 2.060,00
Casa de cambio (v)	$ 2.090,00

CAFÉ — *Dólares por libra en N.Y.*

Hoy	0,62
Ayer	0,62

PETRÓLEO — *Dólares por barril*

Hoy	20,08
Ayer	19,44

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	925,97
Ayer	929,24

INTERÉS — *Efectivo anual*

DTF	11,51%
DTF Trimestre anticipado	10,75%
TBS Efectivo anual Bancos a 90 días	10,88%

UVR

HOY	$ 121,2513
MAÑANA	$ 121,2590

MONEDAS

	Pesos por Compra	Venta
Bolívar	3,08	3,18
Dólar (Ecuador)		$ 2.304,13
Peso mexicano		255,08

Bancos, a trabajar el 24

Todas las entidades financieras deberán atender al público hasta las 12 del día del lunes 24 de diciembre y registrar el mismo día las operaciones que se realicen. El anuncio lo hizo la Superintendencia Bancaria al modificar el régimen de horarios expedidos en una circular anterior. El 31 de diciembre no habrá servicio debido al cierre de fin de año.

Concertar no es dilatar



El ministro de Hacienda, Juan Manuel Santos, les recordó ayer a gremios y sindicatos que el 7 de diciembre próximo es el plazo máximo para concertar un proyecto de reforma pensional y advirtió que en caso de que no se logre un acuerdo el Gobierno tendría que presentar unilateralmente una propuesta al Congreso en tal sentido. Santos insistió en que concertar no significa dilatar como pasó con la reforma laboral.

Inspección sorpresa a EPS

La Superintendencia Nacional de Salud inició visitas sorpresa a Empresas Promotoras de Salud (EPS) por quejas presentadas por los usuarios. Las primeras cinco visitan fueron al Fondo de Previsión del Congreso, la Caja de Previsión Social de la Superbancaria, el Fondo de Pasivo Social de los Ferrocarriles Nacionales, el Programa de Servicio Médico del Instituto Colombiano para la Reforma Agraria y el Servicio Médico y Odontológico de la Empresa de Acueducto y Alcantarillado de Bogotá. La inspección se realizará durante cuatro días.

Inurbe otorga subsidios




Café de Colombia
LX
CONGRESO NACIONAL DE CAFETEROS
Diciembre 3 - 4 y 5 de 2001 - Bogotá, D.C.

EL PRESIDENTE PASTRANA les recordó a los 90 delegados de los productores, que ahora más que nunca se necesita renovar las instituciones cafeteras. Lo acompaña la plana mayor del equipo económico.

Miguel Menéndez / EL TIEMPO

CONGRESO / ÚLTIMO CONTRAPUNTEO GOBIERNO VS GREMIO

Cafeteros: adiós a Cárdenas

En el primer trimestre del 2002 se citará a un Congreso Extraordinario para escoger sucesor.

En un ambiente sobrio y marcado por un sutil contrapunteo con el gobierno, los ca-

Las tensiones entre el gobierno y el gremio de productores, que precipitaron la salida de Cárdenas, quedaron evidenciadas en el informe final del dirigente y en el discurso del primer mandatario, quien apenas empleó tres líneas al final de su intervención para hacer referencia a la gestión del gerente.

presente al momento de la renuncia, provocó un breve y frío aplauso, quienes en cambio ovacionaron de pie durante dos minutos a Cárdenas.

Cárdenas no se quedó con las ganas de defender su gestión. "Creo haber adaptado y redimensionado la Federación para los tiempos que vivimos. Pero tam-

Las

Más allá de lo anecdótico, y aunque la renuncia de Cárdenas ocupó la atención del Congreso reunido ayer, los delegados cafeteros le plantearon al gobierno estudiar la posibilidad de restablecer la contribución cafetera, para salvar el Fondo Nacional del Café, y poder mantener la garantía de compra de la cosecha.



Miguel Menéndez / EL TIEMPO

El Inurbe anunció que el 24 diciembre dará a conocer la lista de beneficiados con los 100 mil millones de pesos que destinó para subsidios de vivienda de interés social. El próximo viernes se vence el plazo para entregar los formularios y aspirar a este beneficio. Las familias beneficiadas serán 13.986. Este subsidio sólo podrá utilizarse para la compra de vivienda nueva.

Premiado Banco de Bogotá

El Banco de Comercio Exterior Bancoldex premió ayer al Banco de Bogotá, como el mejor intermediario financiero. La entidad tuvo en cuenta el volumen de participación del Banco en las operaciones de comercio exterior del país, la cual puede estar por el orden del 15 por ciento. Adicionalmente, consideró la importancia que ha tenido en la financiación de Pequeñas y Medianas Empresas Pymes. Alejandro Figueroa, presidente del Banco de Bogotá, dijo que "siempre hemos tenido particular interés en financiar el comercio exterior".

Sube la deuda interna

Saldo de TES
Billones de pesos

Nov/00	27.675
Ago/01	31.645
Oct/01	32.958
Nov/01	34.115

Fuente: Anif.

La deuda interna sigue creciendo ante las necesidades de financiamiento del Gobierno nacional. La colocación de Títulos de Tesorería (TES) alcanzó un total de 34,1 billones de pesos, es decir, siete billones de pesos más que los colocados hace un año. Los TES son los principales mecanismos del Gobierno para recoger recursos del público.

Subsidio para ancianos

Todos los ancianos sean indigentes o no que debido a su difícil situación económica no hayan podido cotizar para obtener una pensión deberían beneficiarse con el subsidio contemplado en la reforma pensional. Así lo pedirán las personas de la tercera edad en el foro "Los adultos mayores por una política de Estado que promueve la dignidad del viejo.

Crecen utilidades

La fiduciaria La Previsora registrará este año utilidades cercanas a 6.000 millones de pesos, es decir, un incremento de 14 por ciento frente al año inmediatamente anterior. Los activos entregados en fideicomiso totalizaron 1,7 billones de pesos. Recientemente la compañía recibió tres certificaciones de calidad ISO.

En un ambiente sobrio y marcado por un sutil contrapunteo con el gobierno, los cafeteros le aceptaron la renuncia al gerente de la Federación Nacional de Cafeteros, Jorge Cárdenas Gutiérrez.

"Sinceramente creo que ha llegado la hora de renovar la dirección, ya dimos lo que podíamos y conviene que lleguen nuevas mentes a su dirección y hagan un aporte adicional que la institución requiere para consolidar su función en estas nuevas épocas de la industria cafetera mundial", dijo el veterano dirigente frente al LX Congreso Cafetero.

En el primer trimestre del 2002, habrá un Congreso extraordinario para escoger al sucesor.

[...] nal de su intervención para hacer referencia a la gestión del gerente.

"Al doctor Jorge Cárdenas quiero también hoy reconocerle su importante tarea al frente de la Federación. ¡Bien vale la pena el camino recorrido! ¡Gracias, doctor Cárdenas por su aporte y por su compromiso por con su Patria!", dijo escuetamente Pastrana.

Las tensiones entre el Gobierno y el gremio precipitaron la salida.

El presidente Pastrana les recordó a los 90 delegados, que ahora más que nunca se necesitaban renovar las instituciones de este sector.

La intervención del primer mandatario, quien no estuvo [...] tión. "Creo haber adaptado y redimensionado la Federación para los tiempos que vivimos. Pero también estoy convencido, como lo he dicho, de que mientras peores sean las circunstancias externas, más necesitará Colombia a la Federación de Cafeteros", dijo.

Informóque el presupuesto del Fondo Nacional del Café se reducirá en una tercera parte para el año próximo.

Hernando Uribe Aramburo, presidente del Congreso Cafetero, apoyó a Cárdenas diciendo: "Su labor ha sido puesta a prueba en la peor crisis de la industria en toda su historia".

[...] Fondo Nacional del Café, y poder mantener la garantía de compra de la cosecha.

La contribución es una especie de impuesto que se debe pagar por cada libra de café exportada del grano, la cual se va directamente al Fondo como ahorro para la época de vacas flacas.Sin embargo el ministro de Hacienda, Juan Manuel Santos, dijo que la petición debería ser objeto de un estudio detallado porque en esta época de bajos precios, la contribución podría ir en detrimento de los ingresos de los productores.

Se calcula que por cada centavo de dólar que se dedique a la contribución, serían 5.000 pesos menos en la carga de café.

MEDIDAS / AFECTADOS PEQUEÑOS NEGOCIOS

Desconfianza y rabia se apodera de argentinos

CLEMENCIA MEDINA VERGARA
Corresponsal EL TIEMPO

BUENOS AIRES

"Yo no veo claro el futuro de Argentina y tampoco el país que les tocará a mis hijos. Ahora tengo que reprogramar todos mis gastos y apretarme más el cinturón", comentó a EL TIEMPO con algo de rabia, Alberto Pedreira, un empleado de una compañía textil mientras contaba las últimas monedas que tenía en sus bolsillos para pagar en efectivo el mercado de la semana.

Esta sensación de incertidumbre y de desconfianza resume el malestar general en el que viven los argentinos luego de las nuevas medidas económicas que implementó el gobierno.

Las largas colas en los diferentes bancos del país no fueron en los cajeros automáticos ni en las ventanillas para cobrar dinero en efectivo. Las largas colas fueron para abrir cuentas corrientes, solicitar tarjetas de crédito o tarjetas de débito automático porque una persona solo puede retirar 250 pesos (lo mismo en dólares) por semana por cajero o con un cheque de cuenta corriente por ventanilla. Las restricciones regirán por 90 días.

Hasta las empleadas de servicio deberán sacar una tarjeta débito.

Otros gastos como servicios, impuestos, préstamos, se deben hacer con cheques o tarjetas de crédito o tarjetas de débito automático. Esto significa que la vida diaria de los argentinos cambió radicalmente porque las medidas llegan justo para las fiestas de diciembre. Los viajeros al exterior pueden sacar únicamente mil dólares en efectivo.

La indignación sobre estas medidas se siente en todos los niveles sociales pese a que tan solo afecta en forma directa a un 30 por ciento de la población que es la que gana más de mil pesos. El otro 70 por ciento de personas empleadas en blanco o en negro se ven afectadas porque deben bancarizarse para recibir su salario mensual. Según el Ministerio de Economía cerca de tres millones de trabajadores no registrados reciben un salario de 350 pesos y al restringirse las extracciones sus empleadores deberán cambiar de actitud. Tal es el caso de las empleadas de servicio o un simple maestro de construcción que percibe 40 dólares diarios.

Pero el malestar es general porque la gente aunque no disponga de esa plata siente que el gobierno está disponiendo de su bolsillo y su capital. "A mí no me tienen porqué decir cómo debo manejar mi plata", dijo don Ramón Roverano, propietario de un kiosco

"Como los supermercados tienen tarjetas débito y de crédito a nosotros se nos cayeron las ventas porque no podemos trabajar como ellos", dijo doña Delia, una señora que tiene una tienda de frutas y verduras en un barrio popular de Buenos Aires. Hay más de 500 mil comerciantes sin posibilidades de trabajar con la tarjeta débito porque no tienen instalado el sistema.

LARGAS FILAS EN LAS entidades financieras fueron la constante ayer en Argentina ante las medidas del Gobierno.

JUSTICIA

Vea además en:
eltiempo.com
Futuro afgano. Lo que le espera a Afganistán, **en el especial Guerra contra el terrorismo.**

Libre una ex fiscal

La Corte Suprema de Justicia ordenó la libertad incondicional inmediata de la ex fiscal Clemencia García de Useche, a quien la Fiscalía había cobijado con una medida de aseguramiento por prevaricato. En 1999 García ordenó la libertad de Stella Buitrago, hermana del narcotraficante 'Pacho' Herrera, decisión que, según la Fiscalía, desconocía normas penales. La Corte advirtió que García sigue vinculada al proceso.

Indagan ex presidente de Ecopetrol



Por aparentes irregularidades en la celebración del contrato para la construcción del gasoducto de Oriente, la Procuraduría abrió investigación disciplinaria en contra del ex presidente de Ecopetrol Juan María Rendón (en la foto) y ocho trabajadores más de esa empresa. Deben responder por los aparentes sobrecostos en la firma del contrato por una valor superior a los 52 millones de dólares.

Muere guardián del Inpec

VILLAVICENCIO. Guerrilleros del frente 31 de las Farc realizaron un hostigamiento ayer, hacia las 7:30 de la mañana, a la cárcel de mediana seguridad de Acacías (Meta), ocasionando la muerte del guardián del Inpec Gustavo Benítez Mendieta. Voceros de la Séptima Brigada del Ejército señalaron que el ataque, que duró cerca de 15 minutos, fue repelido por tropas de contraguerrilla.

Combates con la guerrilla

El Ejército dio muerte a dos guerrilleros y capturó a cinco más en desarrollo de enfrentamientos ocurridos en las últimas horas en los departamentos de Caldas, Caquetá y Boyacá. Los guerrilleros, que no fueron identificados, murieron en zona rural del municipio de Riosucio (Caldas). Mientras tanto, el Ejército capturó a cinco presuntos subversivos en la localidad de La Solita, en Caquetá.

Sanción por Electrolima

La Procuraduría ratificó la sanción de multa de 90 días de sueldo al ex gobernador del Tolima Francisco José Peñalosa Castro, por irregularidades en la ejecución del contrato entre Electrolima y la Sociedad Energética de Melgar para el mantenimiento de la línea Flandes-Melgar, por un valor de 960 millones de pesos. Se comprobó que el ex funcionario contrató

'PARAS' / HACEN DURO ATAQUE A COMISIONADO DE PAZ

Auc dicen tener a sindicalista

Autodefensas dicen que Aury Sará –presidente de la USO en Cartagena– es del Eln. Aseguran que lo entregarán si el comisionado Camilo Gómez Alzate va por él.

Tres días después de que se conociera la desaparición de Aury Sará Marrugo, presidente de la Unión Sindical Obrera (USO) de Cartagena, el llamado estado mayor de las Autodefensas Unidas de Colombia (Auc) se atribuyó ayer su retención.

En un comunicado enviado al comisionado de paz, Camilo Gómez, la dirigencia de ese grupo hace saber que el líder sindical fue sometido a un 'juicio' y que en él "confesó ser comandante del frente Jaime Báteman Cayón del Eln".

Los 'paras' agregan que encontraron a Sará responsable de delitos como secuestro, abigeato, extorsión y terrorismo.

"...Estaríamos dispuestos a permitir que sea juzgado y pague su condena ante el Estado con base en la legislación colombiana. Pero solo estamos dispuestos a entregarlo a usted en persona en uno de nuestros campamentos de selva, y de paso nos explica, a qué se dedica usted realmente señor Comisionado", agregan las Auc.

Sará y su escolta, Enrique Arellano, desaparecieron desde el 30 de noviembre pasado en Cartagena. Ese mismo día miembros de la USO paralizaron la producción de las refinerías de Cartagena y Barrancabermeja para presionar su liberación.

Precisamente anoche, el Ejército y la Policía desalojaron pacíficamente a 3.000 sindicalistas que anunciaron que continuarían con las tomas a las instalaciones de Ecopetrol.

En la refinería de Barrancancabermeja –cuya parálisis dejó pérdidas cercanas a los 1.200 millones de pesos– las labores ya se normalizaron. En Cartagena no se ha podido reactivar el trabajo debido a fallas técnicas.



LOS JEFES 'PARAS', entre ellos Carlos Castaño, anunciaron un 'juicio' a líder sindical.

USO continuará protestas para presionar liberación de Sará.

Daniel Rico, directivo de la USO en Cartagena, anunció que las protestas continuarán y negó los vínculos de Sará o de cualquier otro miembro de ese sindicato con la insurgencia. Además dijo que van a contactar al alto Gobierno para evaluar la autenticidad del comunicado de las Auc.

"Somos una organización legalmente constituida, tenemos nuestros propios métodos de lucha que son legales de acuerdo a la Constitución colombiana. No hemos tenido contacto con el compañero secuestrado, aunque el comunicado de la AUC dice que está vivo", dijo Rico.

Sobre el comisionado

A lo largo del comunicado en el que se reivindican la desaparición de Sará, las Auc se refieren en términos fuertes al comisionado Gómez e, incluso, lo conminan a dar explicaciones: "Le informamos señor Comisionado que este comandante guerrillero –Aury Sara– afirma, sin vacilar, que usted ha facilitado helicópteros al Eln, que han sido empleados en actividades muy distantes de ser humanitarias. Lo que usted tendrá que aclarar más temprano que tarde". Incluso, lo llaman "lacayo de Marulanda" y "comisionado del Gobierno y de las Farc".

EL TIEMPO consultó con Casa de Nariño el contenido de la carta de los paramilitares. Voceros de Presidencia dijeron que estaban estudiando si se respondía o no.

Minutos después, el comisionado Camilo Gómez leyó públicamente un comunicado donde, en nombre del Gobierno, rechaza el secuestro de Sará y responsabiliza a las Auc de la vida del sindicalista.

Además, exige su libertad inmediata y reafirma que solo las autoridades legítimas, y no los grupos al margen de la ley, son las que tienen la potestad de juzgar a cualquier persona en Colombia.

Las Auc también hacen alusión en su carta a las versiones sobre la división interna en su cúpula debido a la penetración del narcotráfico. Al respecto, los 'paras' aseguran que no hay tal distanciamiento y que se encuentran en un proceso de revisión y fortalecimiento democrático.

También se refieren al proceso de paz con las Farc el cual, según ellos, se reactivará de inmediato pues, aseguran que ese grupo no soporta el peso mundial que hay sobre ellos ni la presión militar que ejercen el Ejército y las tropas 'paras'.

ALLANAMIENTO

Cuatro

ejecución del contrato entre Electrolima y la Sociedad Energética de Melgar para el mantenimiento de la línea Flandes-Melgar, por un valor de 960 millones de pesos. Se comprobó que el ex funcionario contrató directamente sin tener en cuenta la licitación.

Desaparecido en Bogotá



El joven Bodie Andrés Berrío Sierra desapareció el pasado domingo a las 2 de la tarde cuando se dirigía hacia el barrio Villa de los Sauces (Bosa). Viste una sudadera negra, tenis de playa color negro. Se moviliza en una bicicleta todo terreno color negra. Mide 1,72 metros, tiene 14 años, cabello negro y peso 58 kilos. Cualquier información, comunicarse con el teléfono 2940100.

Aseguramiento a homicidas

La Fiscalía dictó medida de aseguramiento en contra de John Fredy Vega y Fabiola Carvajal, quienes fueron detenidos por el Ejército en un retén de Viterbo (Caldas). Tenían en su poder cuatro millones de pesos en efectivo, 850 dólares y una billetera con los documentos de José Vitelmo Granja al igual que una pistola con rastros de sangre. Granja fue reportado como desaparecido hace varios días.

Navidad para soldados

El comandante de las Fuerzas Militares, general Fernando Tapias, y el comandante del Ejército, general Jorge Enrique Mora Rangel, encabezaron ayer la celebración de la Navidad para los soldados heridos en combate. En la ceremonia, llevada a cabo en el teatro Patria de Bogotá, los oficiales saludaron a los militares y les entregaron regalos. También hubo danzas y música.

Bandas de ladrones, sin libertad



La Corte Suprema de Justicia advirtió que los integrantes de las bandas dedicadas al robo de carros y al llamado 'paseo millonario', no pueden ser beneficiados con libertad condicional. Para el alto tribunal es claro que ese tipo de delitos no son excarcelables por cuanto los integrantes de esas organizaciones pueden ejercer presiones sobre testigos y funcionarios públicos.



LA CÚPULA MILITAR despidió ayer con honores a los coroneles Pedro Antonio Mosquera Rodríguez y Marco Jaiber Forero Huertas, dos de los muertos en el accidente del MI-17. Felipe Caicedo / EL TIEMPO

DESPEDIDA /HONORES MILITARES PARA EL MEJOR PILOTO DE LA POLICÍA

'Era uno de nuestros mejores soldados': Mora

Por muchos años, el coronel de la Policía Marco Jaiber Forero fue uno de los mejores pilotos antinarcóticos. Después de haber fumigado marihuana y amapola en los 80, realizó cursos de instructor para la operación de helicópteros MI-17 en Estados Unidos, Japón y Rusia. En Colombia era quien instruía a los nuevos pilotos militares.

Esa experiencia y capacidad profesional lo llevaron a ser solicitado en diferentes ocasiones por los mandos militares en comisión para el Ejército, que le duró cinco años y en la que nunca dudó en arriesgar su vida por los soldados que transportaba.

Forero, de 43 años, había participado en los apoyos militares luego de las cruentas tomas guerrilleras a las bases militares de Patascoy (Nariño), Las Delicias (Putumayo) y El Billar (Caquetá), entre otras. También estuvo en la operación 'Siete de Agosto', en Guaviare, y en la 'Gato Negro', en el Vichada.

"Su templanza lo colocó muchas veces en medio del fuego cruzado en donde su vida siempre estuvo en peligro, todo por darle apoyo a las tropas y rescatar heridos de las más terribles tomas guerrilleras". Así lo recuerda uno de sus mejores amigos, el coronel Luis A. Moore, compañero del curso 01 de 'Forerito', como lo llamaban cariñosamente.

Marco Jaiber Forero Huertas

Forero, quien llevaba 25 años en la Policía, se había convertido en un experto en sobrevolar zonas de combate y en varias ocasiones su helicóptero fue impactado por la guerrilla. La última vez que tuvo uno de esos problemas fue el 2 de julio pasado, cuando la guerrilla atacó la base militar de Coreguaje (Putumayo).

Allí su helicóptero fue impactado por guerrilleros de las Farc, quienes escapaban luego del ataque donde perdieron la vida 30 militares. Otro grupo de soldados se salvó gracias a las maniobras del coronel Forero, quien ese día resultó herido.

El oficial contó a sus compañeros que la guerrilla disparó sin cesar desde los sitios más cercanos a la base militar y que mientras él recogía a la tropa, los subversivos no dejaban de disparar.

"Nos llovía plomo de todos lados. A mí me dispararon con una ametralladora M-60 e impactaron el helicóptero", relató el oficial en esa ocasión a EL TIEMPO desde su lecho de enfermo.

Apenas terminaba de recuperarse de las heridas cuando, hace dos semanas, la Fuerza de Despliegue Rápido (Fudra) inició operaciones en Sumapaz y Forero se ofreció a participar. "Esa era su pasión: volar y defender a su patria", dice Moore.

Pero el mal tiempo, como todo lo indica hasta ahora, precipitó el pasado viernes su aeronave a tierra en el área general de San Juanito, en el Meta.

Ayer, durante su sepelio, el comandante del Ejército, general Jorge Mora, reiteró lo que siempre decía cuando le hablaban de 'Forerito': "Ese era uno de nuestros mejores soldados".

ALLANAMIENTO

Cuatro túneles en La Modelo

Las autoridades penitenciarias hallaron ayer en la Cárcel Nacional Modelo de Bogotá cuatro túneles, uno de los cuales había sido construido para permitir la fuga de no menos de 400 internos de ese penal.

Según el Instituto Nacional Penitenciario y Carcelario (Inpec), el hallazgo más importante fue el de un túnel localizado en el pasillo de acceso al comedor norte, que tenía una longitud de 80 metros y un diámetro de 80 centímetros.

Los otros tres túneles, por las especificaciones entregadas por la guardia penitenciaria, estaban al parecer en etapa de construcción. Dos de ellos, sin embargo, iban a comunicarse para que los presos lograran la calle a través de las redes sanitarias ubicadas en el costado nororiental de la Modelo.

Aparte de los cuatro túneles, las autoridades decomisaron importante material de uso exclusivo de las Fuerzas Armadas: revólveres, pistolas y granadas, así como munición para armas de diferentes calibres.

Dentro de las operaciones adelantadas por el Inpec en la Modelo de Bogotá también fue descubierto material para hacer túneles: palas de fabricación carcelaria, madera para formaletas, tubos de PVC, ventiladores, ductos plásticos, mangueras y elementos eléctricos.

El Inpec anunció que los allanamientos continuarán en La Modelo y se extenderán a otras cárceles del país.

FILE No 823437

ECONÓMICAS

CIFRA DEL DÍA

$ 12 billones se distribuirán por transferencias a las regiones en el 2002.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.303,35	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual			Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.060,00	Hoy	0,62	Hoy	19,44	Hoy	929,24	DTF	11,51%	HOY $ 121,2436	Bolívar	3,09	3,19
Casa de cambio (v)	$ 2.100,00	Ayer	0,58	Ayer	18,65	Ayer	924,63	DTF Trimestre anticipado	10,69%	MAÑANA $ 121,2513	Dólar (Ecuador)		$ 2.303,35
								TBS Efectivo anual Bancos a 90 días	11,32%		Peso mexicano		$ 254,25

Tres años del 3 por mil

La Asociación Bancaria se mostró confiada en que la Comisión del Ingreso Público proponga la eliminación del 3 por mil al considerar que es un impuesto que sigue causando traumatismos económicos. Dijo que los efectos, en los tres años de existencia, han sido mayor preferencia por el efectivo, que se ha incrementado 20 por ciento, y un exceso de encaje de las entidades financieras que encarece el costo de los servicios al público.

Reactivación económica

Tasa de desempleo (%)
13 ciudades

Ene 01	Mar 01	May 01	Jul 01	Sep 01	Oct 01
21,00	19,20	18,01	17,80	17,80	16,80

Fuente: Dane.

El descenso en el desempleo en octubre a 16,8 por ciento frente al mes anterior es una muestra de la reactivación de la economía según Planeación Nacional que registra desempeños favorables de los sectores de servicios, comercio, establecimientos financieros y consumo de energía. La entidad destacó el avance del proyecto Empleo en Acción con la ejecución de 732 proyectos que han generado 32.151 empleos.

Amplían cobertura en salud

El Consejo Nacional de Seguridad Social en Salud autorizó la ampliación de la cobertura en el régimen subsidiado a partir del 16 de diciembre, para lo cual aprobó 85.000 millones de pesos procedentes del Fosyga. Esos recursos, sumados a los esfuerzos de los municipios, permitirán la afiliación de 685.000 colombianos pobres.

Sena con $105 mil millones

El Sena contará con otros 105 mil millones de pesos para sus programas de capacitación. El Congreso le aprobó esta adición presupuestal, correspondiente a excedentes financieros. Carlos Ortiz Fernández, director del Sena, explicó que 100 mil millones irán a los Centros de Formación y los proyectos especiales

COMPETENCIA / PRIVADAS TIENEN 81 POR CIENTO DEL MERCADO

Adpostal cambiar o morir

Los cambios que tiene que realizar la entidad van desde las oficinas hasta el ave Chartie del logosímbolo, que ya no mirará hacia atrás sino hacia el futuro.

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO

Como una de aquellas familias que viven del recuerdo de la opulencia de otros tiempos, Adpostal se ve rancia en mitad de la vorágine del negocio *courrier*, que germinó en Colombia hace apenas una década y ya se saturó.

El negocio mueve 700 mil millones de pesos al año y Adpostal tiene el 19 por ciento de la torta. El 81 por ciento se reparte entre las grandes compañías Fedex, Deprisa, Servientrega, Aeroenvíos, Remit, EnVía, DHL y EnviRed, y un centenar de firmas anónimas informales en todo el país, que depredan tarifas para sobrevivir.

A las empresas privadas les queda la alternativa de realizar fusiones, porque su rentabilidad está en los mayores volúmenes y no es obvio que varias operen las mismas rutas con camiones cargados a la mitad de su capacidad.

En medio de este ambiente hostil, Armando Serrano Mantilla asumió como director de Adpostal. Se encontró con un brontosaurio de oficinas vetustas, con un presupuesto para este año de 86 mil millones de pesos, 34 mil millones para nómina, 36 mil millones amarrados al pago de los 2.600 pensionados –cada mes se pensionan 3, gracias a su régimen especial–, con solamente 16 millones para operar y una pasivo pensional que remonta los 530 mil millones de pesos.

¿Adpostal se acaba? "No, definitivamente no", dice Serrano, pero plantea los retos que debe materializar, nadando contra la corriente. La batalla que debe dar Adpostal es tan grande como el monopolio que fue en otra época.

Primeras soluciones

¿Y cuáles son esos retos? El primero lo salva con el concepto del Consejo de Estado sobre que las entidades estatales, del orden nacional, deben contratar con Adpostal. Actualmente, Adpostal distribuye en Bogotá la fac- y el Impuesto Predial. También se encarga del pago de poco más de 400 mil pensionados del Seguro Social (ISS). El segundo es mostrar que puede ser eficiente en el manejo de la franquicia electoral, que le reportará 20 mil millones de pesos.

El tercero, el cuarto y el quinto consisten en tener –a julio del 2002– 40 mil puntos de atención, buzones en unidades residenciales y vigorizar la cultura de las estampillas –amor por la filatelia–. Modernizar la clasificación es otro aspecto, y "*Corra*, ideal para empresas, a las que les damos una tula y cobramos por kilogramosen contratos por meses", explica Serrano.

El filón de los PCS

Un filón suculento lo tiene la entidad en la telefonía móvil PCS. El cálculo que hace el funcionario es que la licitación pueda llegar a valer 800 millones de dólares, de los cuales le corresponderá a Adpostal el 25 por ciento –200 millones– con la destinación específica de atender el pasivo pensional.

Otra parte de la felicidad vendrá del lanzamiento de nuevas líneas y productos. Por ejemplo,

aprobó esta acción presupuesta., correspondiente a excedentes financieros. Carlos Ortiz Fernández, director del Sena, explicó que 100 mil millones irán a los Centros de Formación y los proyectos especiales de desarrollo tecnológico de los programas de la institución.

Ventanilla para exportadores



Archivo / EL TIEMPO

Los exportadores colombianos tendrán a partir de hoy un solo lugar para hacer todos los trámites relacionados con exportaciones temporales, reexportaciones, certificados de origen e inscripción en el Registro Nacional a través de una ventanilla única, cerca al Aeropuerto Eldorado. El ahorro será en tiempo pues los empresarios no tendrán que desplazarse de un sitio a otro. Posteriormente se instalará en Cartagena y Buenaventura.

vadas les queda la alternativa de realizar fusiones, las entidades estatales, del orden nacional, deben contratar con Adpostal. Actualmente, Adpostal distribuye en Bogotá la facturación del Acueducto, la ETB

Otra parte de la felicidad vendrá del lanzamiento de nuevas líneas y productos. Por ejemplo, los cheques postales, que la gente podrá comprar por el valor que quiera. La entidad, además, es miembro de la Unión Postal Universal, que llega a 189 países del mundo. Dado que Colombia envía menos de lo que recibe, su balanza en positiva, y aquí hay otro ingreso.

Dicho con pocas palabras: "Necesito que la gente vuelva a creer en Adpostal, que sepa que cada vez que pone una carta, le garantiza esta única oportunidad de comunicación al 70 por ciento de los pueblos del país", añade de Serrano.

EL TIEMPO
LUNES 3 DE DICIEMBRE DE 2001




COMPUT@DORES
¿SE ALEJA EL SUEÑO INALÁMBRICO?
Bluetooth y Wi-Fi compiten innecesariamente por un mercado lleno de obstáculos. 3-11

ECONÓMICAS
CARROS SIN CUOTA INICIAL
Los concesionarios están en plena competencia ofreciendo toda clase de planes. 3-4

EDITORIALES / RUMORES EN EL RITUAL DE LA NEGOCIACIÓN

La puja por las memorias de Gabo



Las memorias del Nobel colombiano están en la mira de varias editoriales que ya están haciendo sus ofertas a la agencia literaria del escritor.

ECONÓMICAS

BERNARDO BEJARANO
LILIANA ANGÉLICA MARTINEZ
Redactores de EL TIEMPO

Comenzó la batalla por adquirir los derechos de la esperada autobiografía de Gabriel García Márquez. Aun cuando el escritor no ha terminado el primero de los tres volúmenes que conformarán sus memorias, su agencia literaria ya les solicitó a las editoriales que hicieran ofertas.

Entre los interesados figuran Norma y Mondadori, que han publicado las obras del Nobel colombiano, además de Planeta, uno de los más importantes sellos españoles. Sin embargo, la discreta puja tomó un nuevo rumbo la semana pasada, con el rumor de que el poderoso Grupo Bertelsmann, de Alemania, ya se había alzado con el preciado botín.

En los 'mentideros' editoriales de Bogotá se dice que los alemanes ganaron la partida con una oferta de cinco millones de dólares para publicar los nuevos trabajos de 'Gabo' en el mercado hispano.

La suma incluiría las tres partes de su biografía, una novela y un libro de relatos cortos. Y las anónimas voces iban más allá: por ocho millones de dólares, Bertelsmann –dueño de los sellos Random House, Grijalbo y Mondadori– también manejaría estos cinco títulos en Eu-

INTIMIDADES DE LA INDUSTRIA

En los últimos años, cuatro editoriales se han repartido geográficamente los derechos de publicación de las obras de Gabo, en los territorios de habla hispana. Suramericana, que tiene los derechos para Argentina y el cono sur; Diana, de México, para Centroamérica; Mondadori, para el territorio español, y Norma, para los países del Pacto Andino. Esta última tiene los derechos desde 1994, el año de *El amor y otros demonios*. Antes los tenía Oveja Negra.

Las negociaciones tienen fecha de vencimiento y un territorio definido. La venta de derechos de las obras de Gabo se ha hecho históricamente, libro por libro, cuando están listos. La editorial colombiana compró los derechos para el Pacto Andino en las últimas cuatro ocasiones. Y también los tiene sobre algunos títulos del *back list*. Al igual que sobre su oferta presente, Norma no da cifras sobre lo que ha pagado por esos derechos.

Para comprar los derechos de publicación de una obra, las editoriales parten de la proyección de ventas del autor y los territorios que cubra. Así establecen las regalías esperadas para el escritor, que pueden oscilar entre el 10 y el 12 por ciento.

En Estados Unidos son más frecuentes las negociaciones totales, que incluyen derechos de edición y derechos subsidia-

tos cortos. Y las anónimas voces iban más allá: por ocho millones de dólares, Bertelsmann –dueño de los sellos Random House, Grijalbo y Mondadori– también manejaría estos cinco títulos en Europa y Estados Unidos. En resumen, el conglomerado editorial estaría detrás de un lanzamiento internacional de las memorias de García Márquez, programado para marzo del año entrante.

Al enterarse del chisme, desde Barcelona, la agencia de Carmen Balcells –que administra las obras del Nobel– respondió escuetamente: "Los derechos de publicación de las obras de García Márquez no han sido cedidos a ninguna editorial en Alemania, por el momento". Sin precisar de qué obras se trataba. Sobre el tema, las demás editoriales en contienda remiten su información a la agencia literaria española.

Los rumores llegaron a decir que la negociación comprendía los derechos sobre toda la obra escrita por Gabo, incluido lo que las editoriales llaman *back list* (obras ya publicadas). Adjunta a esta hipótesis, circuló la cifra de 15 millones de dólares.

"Esta clase de rumores hace parte de un ritual que se repite cada vez que un gran escritor está por publicar una obra nueva", dice Moisés Melo, director editorial de Norma, empresa que tiene los derechos de publicación de varias obras de García Márquez para los países del Pacto Andino.

Melo explicó que la negociación en la que participa se restringe al primer tomo de las memorias del Nobel. "La agencia literaria nos pidió una oferta a los editores que hemos publicado a Gabo –afirmó–. Esta oferta es tentativa mientras los manuscritos están listos".

Con manuscritos en mano, el siguiente paso en la contienda será la oferta definitiva de las editoriales. "No tengo razones para dudar de que sea así –agregó el representante de Norma–. Para mí, no existe otra negociación sobre obras del Nobel. Tampoco hay alguna sobre *back list* para el territorio en el que tenemos derechos. No se podría dar sin que nos avisaran".

A pesar del mutismo de la agencia literaria española, y del celo de los editores que guardan sus ofertas en confidencia, los hilos se están moviendo, esta semana parece ser definitiva para las negociaciones y Norma estará presente.

GABRIEL GARCÍA MÁRQUEZ está por terminar el primero, de los tres tomos de su autobiografía, un botín para quienes compren los derechos de publicación.

En Estados Unidos son más frecuentes las negociaciones totales, que incluyen derechos de edición y derechos subsidiarios (audiolibros, formatos electrónicos, derechos para cine y libros de bolsillo). John Grisham –el autor de mayor venta en el mundo (entre sus obras figuran *Informe pelícano* y *La jurado*)– negocia sobre las obras que escribirá a futuro, de a cuatro libros por vez. En su caso, las cifras han llegado a superar los 20 millones de dólares y abarcan derechos subsidiarios.

En caso de García Márquez es distinto, pues su agencia literaria ha negociado los derechos subsidiarios por separado y generalmente con limitaciones: para determinada edición o conjunto de ediciones y no publicar por entregas, entre otras.

REGALOS / MEZCLA DE ESPIRITU Y TECNOLOGIA

Una Navidad económica gracias a su PC

COMPUTADORES

Llegó diciembre y con él los regalos, que no siempre se mueven en la misma escala del presupuesto disponible para adquirirlos.

Seguramente este año la Navidad estará marcada por la austeridad, no solo por la difícil situación económica, sino como una manera de recuperar el verdadero espíritu de las fiestas, en las que la alegría y la familia son el mejor regalo.

Muchas personas se alejarán de los almacenes costosos para volver a la antigua tradición de hacer los regalos en casa... pero por más clásica que sea la Navidad, nunca sobra un empujón de la tecnología.

Por ejemplo, puede crear muchos CD para regalar a sus parientes y amigos, aunque no necesariamente cargados de música, pues esto podría representar una violación a los derechos de autor. Sería mejor regalar un álbum de fotos digitales o incluso videos familiares.

Su mamá disfrutaría mucho con una presentación de las viejas fotos de su padre cuando prestó el servicio militar, algo más fácil de hacer y más barato que unos zapatos de marca.

Y ese es solo el principio... aunque no hay mucho espacio para describir cada procedimiento, todos los regalos que aparecen en este texto solo requieren de algunas habilidades en el manejo de computador que casi todo el mundo tiene.

Mucha imaginación

Las recetas de cocina son muy valiosas, pero también fáciles de perder. De alguna manera, el éxito culinario del momento –casi siempre escrito a lápiz en la parte de atrás de un papel usado– desaparece por arte de magia.

Si no, se vuelve amarillo por el tiempo o de algún otro color, notoriamente similar al de los ingredientes de la receta.

De nuevo, sería magnífico recopilar las mejores recetas de la familia y ponerlas en un CD, de manera que estén libres de mantequilla y polvo de hornear por generaciones. También será más fácil buscarlas en el computador e imprimirlas. Para esto solo necesita un procesador de palabras o una hoja de cálculo.



Ningún libro comercial de recetas podría compararse con un CD que tiene la receta de los pepinos rellenos de su mamá y el agua hervida de su papá.

Tal vez también le gustaría crear una página web familiar como 'regalo extendido' para todos sus parientes. No tiene que ser un espacio lleno de alta tecnología y con un diseño impresionante. Basta con que sea un refugio para sus recuerdos o para mantenerse en contacto con sus seres queridos.

Esta es una buena manera de mantener unidas y actualizadas muchas familias cuyos miembros viven en ciudades distantes o incluso en países diferentes. Allí puede poner mensajes, fotos e incluso pequeños videos. Es fácil de hacer y hasta le puede salir gratis.

Los proveedores de acceso a Internet suelen ofrecer hospedaje de páginas sin costo como parte de sus servicios. De no ser así, hay docenas de sitios en la red que le regalan espacio. Allí también encontrará herramientas sencillas para crear su sitio.

Lo más importante no es la cantidad de dinero, sino la cantidad de amor que empleará para hacer estos regalos. Imagínese la cara de su abuelita si le alegra la Navidad con un cuento impreso en el que los personajes centrales son todos los miembros de su familia.

No se trata de regalos baratos, sino de un valor incalculable.

OTRAS ALTERNATIVAS

Con herramientas de software tradicionales, una impresora y una conexión a Internet es fácil hacer regalos navideños con algo de tecnología.

Por ejemplo, en lugar de comprar tarjetas, puede hacerlas en su casa. Esto le permitirá inventarse un diseño adecuado para cada destinatario. Según las características de su impresora, también podrá crear pequeños afiches o plegables.

Las tarjetas virtuales también son una buena alternativa cuando alguien está lejos y el servicio postal no garantiza que un sobre navideño pueda llegar antes de Semana Santa. Muchas de ellas tienen animaciones y música que incluso sobrepasan las características de las impresas tradicionales.

ECONÓMICAS

CIFRA DEL DÍA
$ 9,9 bajará el galón de gasolina corriente en diciembre.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
		Dólares por libra en N.Y.		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual*			Pesos por	Compra	Venta
Tasa representativa del mercado	$ 2.308,59	Hoy	0,58	Hoy	18,65	Hoy	924,63	DTF	11,44%	HOY $ 121,2206	Bolívar	3,09	3,19
Casa de cambio (c)	$ 2.060,00	Ayer	0,58	Ayer	19,22	Ayer	921,33	DTF Trimestre anticipado	10,69%	MAÑANA $ 121,2283	Dólar (Ecuador)		$ 2.308,59
Casa de cambio (v)	$ 2.100,00							TBS Efectivo anual Bancos a 90 días	11,40%		Peso mexicano		$ 253,40

Gasolina baja $ 9,99

El precio del galón de la gasolina corriente, que se encuentra en 3.251,73 pesos, bajará a 3.241,74 pesos entre el primero y el 31 de diciembre de este año. La decisión la adoptó el Ministerio de Minas y Energía teniendo en cuenta la caída de la cotización del petróleo en los mercados internacionales. En el Acpm se ordenó un incremento de 23,75 pesos alcanzando un valor de venta al público de 2.245,13 pesos.

Adición presupuestal

Un nuevo paso en el Congreso dio la adición presupuestal presentada por el Ministerio de Hacienda por 4,9 billones de pesos, al ser aprobada ayer en la plenaria de la Cámara de Representantes. Gran parte de los recursos se destinarán al aumento salarial y el pago de la retroactividad para los empleados públicos y al fortalecimiento de las Fuerzas Militares.

Llega 'Mister Brown'


Mr. Brown
BROWNIE
BIMBO

La multinacional Bimbo lanzará la próxima semana 'Mister Brown', anunció la gerente en Colombia Claudia Jimena Hurtado, quien aspira a tener en febrero próximo el 26 por ciento del mercado del browni. Bimbo asegura que tiene el 46 por ciento de los negocios de pan, 16 por ciento de ponqués y 55 por ciento de pasteles. El mercado panificador se estima en 6.000 millones de pesos al año.

Una propuesta indecente

El secretario general de la Confederación General de Trabajadores Democráticos (CGTD), Julio Roberto Gómez, calificó como una propuesta indecente el incremento del 6,0 en el salario mínimo que plantea el Banco de la República y que, al parecer tiene acogida entre los gremios. "Le propongo al gerente del Banco que viva durante un mes con un mínimo", dijo Gómez quien pidió hacer un esfuerzo para mejorar la vida de los colombianos.



REVOLCÓN/ PIDEN MÁS ACCIÓN Y MENOS DIAGNÓSTICOS

Cirugía para el café

Los cambios van desde el mejor aprovechamiento de la tierra hasta el adelgazamiento de la estructura de la Federación, así como nuevas reglas para la comercialización externa del grano.

CLARA INÉS RUEDA
JUAN GUILLERMO LONDOÑO
JULIO SUÁREZ ANTURI
Redacción Económica EL TIEMPO

Si hay algo en común entre los cuatro nombres de las personas que conforman la co-

dos? Luis Fernando Ramírez, Luis Carlos "El Chiqui" Valenzuela, Gabriel Silva y Alvaro Villegas.

Fuentes allegadas al gremio dijeron a EL TIEMPO que es necesario incluir a Ro-

LOS SUCESORES



Luis Carlos Villegas Echeverri
Considerado como el más cercano al presidente Pastrana, es presidente de los industriales de la Andi desde 1996. En el sector público fue viceministro de Relaciones Exteriores, gobernador de Risaralda y Senador. En enero del 99 fue designado 'supergerente' del Fondo de Reconstrucción del Eje Cafetero (Forec).



Gabriel Silva Luján
Colaboró con el gobierno de Virgilio Barco (1986-1990) y después con el de César Gaviria (1990-1994), como consejero presidencial para Asuntos Internacionales. En junio de 1993 fue nombrado como embajador de Colombia en Washington. No ha estado vinculado desde entonces al sector público. Hoy es consultor.




Roberto Junguito Bonnet
En el gobierno de Belisario Betancur (1982-1986), fue ministro de Agricultura y, enseguida, titular de Hacienda. Estuvo vinculado al sector cafetero en la presidencia del gremio de los exportadores Asoexport. Fue codirector de la Junta Directiva del Banco de la República. Ahora es del *staff* del Fondo Monetario (FMI).

entre los gremios. "Le propongo al gerente del Banco que viva durante un mes con un mínimo", dijo Gómez quien pidió hacer un esfuerzo para mejorar la vida de los colombianos.

Créditos para vivienda

La junta directiva del Fondo Nacional del Ahorro aprobó ayer 1.335 nuevos créditos para la adquisición de vivienda, que serán desembolsados en la medida en que los beneficiarios presenten los recursos para su legalización. En lo corrido del año se han aprobado 5.382 créditos por un monto total de 160.000 millones de pesos.

Crece decomiso de mercancías

La Dian y la Policía Fiscal Aduanera decomisaron un contenedor con 200 millones de pesos en artículos varios. Entre los bienes incautados, procedentes de Panamá, se encuentran lápices, grabadoras, rodillos limpiadores y pegante instantáneo. A este operativo se suma el decomiso reciente de 1390 impresoras con destino a una empresa de papel denominada Distri de Colombia.

Si hay algo en común entre los cuatro nombres de las personas que conforman la comisión para el café, es que todos son cercanos al presidente Andrés Pastrana y que todos entienden lo que él tiene en mente: es necesario hacer un revolcón en el gremio.

También tienen en común que todos están en el sonajero que muchos han puesto a sonar, para elegir al sucesor de Jorge Cárdenas Gutiérrez, el cual tendrá que reunir no sólo las condiciones de un excelente gerente, ojalá con experiencia en reestructuraciones y mercados internacionales, sino también las requeridas para manejar la política nacional y regional.

¿Y quiénes son los elegi-

Fuentes allegadas al gremio dijeron a EL TIEMPO que es necesario incluir a Roberto Junguito y Jorge Ramírez Ocampo, en tanto que ven poco probable que sea Alvaro Villegas.

Pero, independientemente de quien llegue a la gerencia de la Federación, lo cierto es que su gran misión será poner en marcha una profunda cirugía, que es precisamente lo que ha recomendado el presidente Pastrana, y que se hace cada día más urgente, con precios que alcanzan hoy la baja cifra de 58 centavos de dólar la libra.

Hay analistas que piensan que no hacen falta más para estudiar los cambios institucionales,

1-21

sector cafetero en la presidencia del gremio de los exportadores Asoexport. Fue codirector de la Junta Directiva del Banco de la República. Ahora es del *staff* del Fondo Monetario (FMI).

Luis Fernando Ramírez Acuña

Fue fórmula vicepresidencial de la primera campaña de Andrés Pastrana. Ocupó el ministerio de Trabajo en el gobierno de César Gaviria y el viceministerio de Hacienda. Llegó a la cartera de Defensa, a la que renunció el 26 de mayo pasado.

EXPORTACIONES / COMISIÓN SENATORIAL APRUEBA PREFERENCIAS POR CINCO AÑOS

Atpa dió otro paso en los E.U.

Textileros y confeccionistas, fabricantes de calzado y de manufacturas de cuero y procesadores de atún, a punto de que sus productos ingresen a E.U. sin aranceles.

El Comité de Finanzas del Senado de Estados Unidos aprobó ayer la extensión, hasta el 2006, de la Ley de Preferencias Arancelarias Andinas (Atpa), que ahora pasará a la plenaria de la corporación.

Aunque el proyecto del comité senatorial es menos amplio que el aprobado la semana pasada por la Cámara de Representantes, a Colombia, que el año pasado exportó cerca de 1.000 millones de dólares al amparo del Atpa, se le abre un gran horizonte exportador, principalmente en confecciones, textiles, calzado, manufacturas de cuero y atún enlatado.

La iniciativa, vigente desde hace 10 años y que expira el próximo martes, otorga beneficios a los países andinos –salvo Venezuela– cuya gran mayoría de productos pueden entrar al mercado estadounidense sin pagar aranceles.

Una vez que el Senado en pleno le dé su visto bueno, el articulado debe ser conciliado con el de la Cámara de Representantes. *Se espera* que este trámite culmine antes de finalizar el año.

Sin embargo, la ministra de Comercio Exterior, Marta Lucía Ramírez, quien expresó su satisfacción por la decisión del Comité de Finanzas, confió en que la Ley sea retroactiva al 4 de diciembre.

De esa manera, los exportadores colombianos no se verían afectados por el desfase entre el momento en que la ley pierda vigencia y el día en que se apruebe su extensión y renovación.

300.000 empleos más

Estimaciones oficiales colombianas con base en el proyecto aprobado por la Cámara señalan que el país podría exportar 1.500 millones de dólares adicionales en los próximos años, comenzando desde ya, lo que permitiría la creación de no menos de 300.000 empleos.

Lo más concreto, no obstante, es que el Atpa permite que las exportaciones actuales amparadas por este mecanismo *no sufran menoscabo* alguno y se conserven los 140.000 empleos generados por ellas.

Tanto los congresistas como el gobierno de Estados Unidos, lo mismo que las autoridades *colombianas*, esperan que los beneficios arancelarios otorgados por el Atpa amplíen la economía legal y se conviertan en una especie de freno a las actividades ilícitas como el narcotráfico y el terrorismo.

El presidente de la Asociación Colombiana de Comercio Exterior (Analdex), Javier Díaz, señaló que los exportadores están listos para responder a las nuevas facilidades de ingreso al mercado estadounidense.

Los exportadores están listos para responder a las nuevas facilidades del mercado

El directivo, sin embargo, precisó que el proyecto aprobado por el Comité de Finanzas es menos generoso que el de la Cámara, porque esta incluyó nuevos sectores como confecciones, textiles, calzado, manufacturas de cuero y atún enlatado, que no estaban en el proyecto del Senado.

El texto final, anticipó el directivo, será el resultado de la conciliación de las dos iniciativas que, de todas maneras, será mejor que el vigente.

La capacidad instalada de los confeccionistas colombianos es suficiente para responder a la demanda de Estados Unidos, donde se reconoce y pagan la calidad colombiana.

Además, los atentados terroristas del 11 de septiembre han llevado a que los compradores estadounidenses se fijen en el origen de las confecciones y rechacen las provenientes del lejano oriente, principalmente de Pakistán.

Esto le ha abierto más espacio a la producción colombiana, al punto que grandes distribuidores mayoristas de Estados Unidos están realizando contactos con confeccionistas de Colombia para surtir las vitrinas en el primer semestre del año 2002.

Las exportaciones de textiles y confecciones a Estados Unidos ascienden a 345 millones de dólares anuales, las cuales generan 120.000 puestos de trabajo directos. El valor *facturado* podría duplicarse en los próximos tres años y dar empleo a 240.000 personas.



MARTA LUCÍA RAMIREZ, ministra de Comercio Exterior.

JAVIER DÍAZ, presidente de Analdex.

Exportaciones a E. U.
Millones de dólares
(*)A agosto

Año	Millones de dólares
1995	3.610,8
1996	4.274,1
1997	4.379,2
1998	4.150,2
1999	5.782,9
2000	6.627,7
2001*	3.737,9

Fuente: Ministerio de Comercio Exterior.

PERSPECTIVAS

Con la capacidad instalada para enlatar atún en el corto plazo, se puede incrementar su producción con destino a Estados Unidos en aproximadamente 36 millones de unidades, por 15 millones de dólares anuales.

En el mediano plazo, de acuerdo con Analdex, es posible duplicar la producción para exportar 30 millones de dólares. A largo plazo se puede llegar a 60 millones de dólares.

Los despachos de calzado y manufacturas de cuero a Estados Unidos podrían llegar a 100 millones de dólares en el mediano plazo y generar más de 5.000 empleos directos en pequeñas y medianas empresas.

Los confeccionistas han pasado de ser maquiladores (solo coser las piezas y pegar botones y cremalleras) a que la empresa colombiana aporta todas las materias primas e insumos.

ACREEDORES

Única se liquida

MANIZALES

Liquidar la fábrica de Tejidos e Hilados Única fue la determinación que tomaron anoche los acreedores de la empresa, luego de una reunión a puerta cerrada y custodiados por la policías.

"Esta es una gran pérdida para los empresarios, para Manizales, los proveedores el fisco", señaló Germán Darío Aguirre, presidente seccional de la Asociación Nacional de Industriales (Andi).

Para Aguirre es una lástima porque hubo colaboración de todos, menos de los trabajadores.

"Demandaremos la decisión. Esto es una masacre laboral. Las deudas a los trabajadores son de unos 6 mil millones de pesos y exigiremos el pago de nuestra indemnización", declaró Gabriel Cardona Martínez, del sindicato de la textilera.

El presidente de la empresa, Guillermo Trujillo Estrada, afirmó que "Única queda con 20 mil millones de pesos en activos y más de 20 mil millones en deudas".

"La empresa funcionó por más de 70 años. Llegó a estar entre las cuatro textileras más importantes del país y ahora no queda nada. Queda como una reflexión. Todo se fue al traste", concluyó Trujillo Estrada.

CAJA DE COMPENSACION FAMILIAR CAMPESINA COMCAJA

DIRECCION ADMINISTRATIVA

SUBDIRECCION DE SERVICIOS SOCIALES

COMCAJA
CAJA DE COMPENSACION FAMILIAR CAMPESINA

En el mes de noviembre de 2001, COMCAJA otorgó a 86 hogares Colombianos Subsidio Familiar de Vivienda que les permitirá solucionar su problema habitacional.
Estos subsidios fueron asignados en 10 departamentos por valor de $587'730.000.oo.

PRIMERA ASIGNACION DE SUBSIDIOS FAMILIARES DE VIVIENDA

VIGENCIA 2001

MODALIDAD ADQUISICION VIVIENDA NUEVA

MUNICIPIO	APELLIDOS	NOMBRES	CEDULA	TIPO VIS	SUBSIDIO	PUNTAJE
DEPARTAMENTO DE BOYACA						
GARAGOA	MORENO MORALES	MYRIAM DEL TRANSITO	23,605,471	5	5,720,000.00	186.386221
DEPARTAMENTO DE CAQUETA						
EL PAUJIL	ARROYAVE RIOS	LUZ ELENA	25,246,254	1	7,150,000.00	171.429005
EL PAUJIL	AYA CABRERA	MARTHA LUCIA	40,086,114	1	7,150,000.00	171.429005
EL PAUJIL	BARRETO CONDE	GERXON	96,331,263	1	7,150,000.00	171.429005
EL PAUJIL	CAPERA ASCENCIO	CELIO JOSE	96,329,455	1	7,150,000.00	171.429005
EL PAUJIL	CARVAJAL PARAMO	GUILLERMO	12,193,582	1	7,150,000.00	171.429005
EL PAUJIL	CASTRO COLORADO	ALDEMAR	93,292,897	1	7,150,000.00	171.429005
EL PAUJIL	CASTRO MAVESOY	ORLANDO	96,330,019	1	7,150,000.00	171.429005
EL PAUJIL	DUARTE RODRIGUEZ	GREGORIO	96,330,598	1	7,150,000.00	171.429005
EL PAUJIL	FLOREZ STERLING	JALBER	17,646,945	1	7,150,000.00	171.429005
EL PAUJIL	HOYOS LONDOÑO	OSCAR	9,805,564	1	7,150,000.00	171.429005
EL PAUJIL	MENDOZA SARRIA	ELISABEL	30,066,856	1	7,150,000.00	171.429005
EL PAUJIL	MORALES GIRALDO	JESUS ANTONIO	96,329,708	1	7,150,000.00	171.429005
EL PAUJIL	RAMOS ZAMBRANO	LUIS FERNEY	96,331,693	1	7,150,000.00	171.429005
EL PAUJIL	SOGAMOSO	LEONARDO	96,330,888	1	7,150,000.00	171.429005
EL PAUJIL	SOTO CALDERON	LUIS ALBERTO	96,330,127	1	7,150,000.00	171.429005
EL PAUJIL	VALENCIA MARTINEZ	NILSON	96,331,088	1	7,150,000.00	171.429005
EL PAUJIL	VILLAMIL LOZANO	ALBA LIBIA	26,634,289	1	7,150,000.00	171.429005
SAN VICENTE DEL CAGUAN	ARIAS OLAYA	DARIO	4,571,899	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	CARDOSO MORENO	BETHY	40,768,577	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	CEDEÑO GUTIERREZ	RAMIRO	17,673,326	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	CHACON ROJAS	ALDINEVER	17,672,912	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	CRUZ	JUAN CARLOS	17,673,266	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	FIERRO GAMBOA	TIBERIO	17,672,607	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	FIERRO QUINTERO	NORMA LILIANA	26,644,673	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	GUTIERREZ GARZON	GUILLERMO	7,693,738	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	JIMENEZ MORA	EFRAIN	17,642,287	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	LOZANO MARTINEZ	RUBIELA	26,648,744	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	MARIN	SEGUNDO	1,677,102	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	PAPAMIJA	FABIO	17,625,151	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	PERDOMO FIERRO	ALVARO	17,671,789	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	QUINTERO SALDAÑA	LUZ DARY	26,648,791	1	7,150,000.00	220.851523
SAN VICENTE DEL CAGUAN	ZAPATA ISAQUITA	OSCAR	96,340,597	1	7,150,000.00	220.851523
DEPARTAMENTO DE CASANARE						
AGUAZUL	CRUZ CADENA	ANA DE DIOS	47,429,328	3	5,720,000.00	186.415013
TRINIDAD	MORALES PORRAS	DALADIER	74,847,476	3	5,720,000.00	186.415013
YOPAL	PEREZ VESGA	MAURICIO	74,859,452	3	5,720,000.00	186.415013
YOPAL	RAMIREZ CASTAÑEDA	LUIS HERNAN	74,858,888	3	5,720,000.00	186.415013
YOPAL	MEDINA MEDINA	JORGE ORLANDO	74,301,252	3	5,720,000.00	186.415013
YOPAL	HERNANDEZ HUERTAS	ROSA DELIA	23,462,557	3	5,720,000.00	186.415013
YOPAL	RIOS RUEDA	MARIA MAGDALENA	37,835,168	3	5,720,000.00	186.415013
YOPAL	MUÑOZ TAMAYO	GUSTAVO	19,279,921	3	5,720,000.00	186.415013
YOPAL	SILVA PAIPA	ERACLIO DE JESUS	4,168,503	3	5,720,000.00	186.415013
YOPAL	DONADO	FULBIO	72,044,190	3	5,720,000.00	186.415013
YOPAL	MARTINEZ MESA	GUSTAVO	9,398,283	3	5,720,000.00	186.415013
YOPAL	ENRIQUEZ FLETCHER	KAREN	59,667,326	3	5,720,000.00	186.415013
YOPAL	SOLANO VARGAS	OMAR	9,656,595	1	7,150,000.00	194.944450
DEPARTAMENTO DE CESAR						
AGUACHICA	GUERRERO GALEANO	YURBY STELLA	37,323,884	1	7,150,000.00	194.740803
VALLEDUPAR	LOPEZ VEGA	CARLOS ALBERTO	77,007,232	4	5,720,000.00	428.628062
DEPARTAMENTO DE CUNDINAMARCA						
FOSCA	MORALES BARBOZA	DANIEL GUSTAVO	30,450,232	1	7,150,000.00	200.678507
GUADUAS	CRUZ MEJIA	TULIO ENRIQUE	6,505,853	2	7,150,000.00	168.605839
GUADUAS	PIRABAN TELLEZ	DORA HERMINDA	20,633,665	2	7,150,000.00	195.465839
DEPARTAMENTO NORTE DE SANTANDER						
EL ZULIA	BETANCOURT TARAZONA	MATILDE	37,342,864	1	7,150,000.00	196.868000
DEPARTAMENTO DE SANTANDER						
BUCARAMANGA	HORMIGA HERNANDEZ	JOSE AVELINO	5,742,423	3	5,720,000.00	369.552297
GUAVATA	TOVAR	SILVIA ELENA	28,306,908	2	7,150,000.00	175.031409
MALAGA	AVILA PINZON	LUIS FELIPE	13,925,234	2	7,150,000.00	179.539847
MALAGA	MARTINEZ ORTIZ	MARIA STELLA	63,391,914	2	7,150,000.00	196.073948
MALAGA	SOLANO ANGEL	MARIA TERESA	63,391,033	2	7,150,000.00	196.073948
MALAGA	ORTIZ TOLOZA	LIGIA	63,390,607	2	7,150,000.00	197.073948
MALAGA	REY GUARIN	DENLIDE	63,296,234	4	5,720,000.00	246.072556
MALAGA	ORDUZ ORDUZ	LUIS ANTONIO	13,905,201	2	7,150,000.00	254.869412
SAN ANDRES	SANDOVAL BOHORQUEZ	FLOR EDILIA	28,358,041	2	7,150,000.00	176.671012
DEPARTAMENTO DE TOLIMA						
CARMEN DE APICALA	CEPEDA REYES	ROSEMBER	58,660,750	1	7,150,000.00	207.873483
CARMEN DE APICALA	ESCAMILLA MELO	ANA RUTH	41,445,806	1	7,150,000.00	207.873483
CARMEN DE APICALA	FLORES	LUIS FERNANDO	5,860,708	1	7,150,000.00	207.873483
CARMEN DE APICALA	GARCIA FONSECA	NOHEMI	23,690,143	1	7,150,000.00	207.873483
CARMEN DE APICALA	HERRERA	GERMAN	2,261,680	1	7,150,000.00	207.873483
CARMEN DE APICALA	LEAL	ISAIAS	2,261,278	1	7,150,000.00	207.873483
CARMEN DE APICALA	MORENO GALEANO	RAFAEL	5,859,698	1	7,150,000.00	207.873483
CARMEN DE APICALA	SALINAS RIVERA	SILVIO	4,948,152	1	7,150,000.00	207.873483
CARMEN DE APICALA	SUAREZ CADENA	JAVIER	5,860,134	1	7,150,000.00	207.873483
CARMEN DE APICALA	URREA GARCIA	LUZ MARY	28,627,331	1	7,150,000.00	207.873483
CARMEN DE APICALA	USECHE MUR	GEIDY ASTRID	65,741,827	1	7,150,000.00	207.873483
DEPARTAMENTO DE VALLE						
ZARZAL	MARTINEZ PEREZ	MARTHA CECILIA	29,993,485	3	5,720,000.00	176.229173
ZARZAL	NOREÑA ALVAREZ	MARIA EUGENIA	31,490,602	3	5,720,000.00	207.490295
DEPARTAMENTO DE VAUPES						
MITU	GARCIA DELGADO	JOSE DE DIOS	79,294,432	4	5,720,000.00	169.090500

MODALIDAD CONSTRUCCION EN SITIO PROPIO

MUNICIPIO	APELLIDOS	NOMBRES	CEDULA	TIPO VIS	SUBSIDIO	PUNTAJE
DEPARTAMENTO DE SANTANDER						
GAMBITA	TORRES AGUILAR	JOSE JULIO	5,641,620	2	7,150,000.00	177.962478
GAMBITA	MOLINA GUERRERO	LIGIA ESTHER	51,587,579	2	7,150,000.00	177.962478
GAMBITA	MUÑOZ AGUILERA	RUBEN DARIO	91,246,294	2	7,150,000.00	177.962478
GAMBITA	MALAGON SALAZAR	LUZ BRILLYTH	28,411,301	2	7,150,000.00	177.962478
GAMBITA	LOZADA SALAZAR	ANGELA MARIA	28,140,346	2	7,150,000.00	177.962478
GAMBITA	GONZALEZ FORERO	MIGUEL ANGEL	79,324,615	2	7,150,000.00	177.962478
GAMBITA	CARDENAS DIAZ	PEDRO SAMUEL	5,642,133	2	7,150,000.00	177.962478
GAMBITA	GALVIS NIÑO	RODRIGO	5,641,981	2	7,150,000.00	177.962478
GAMBITA	BAUTISTA CALDERON	EDWARD ALFONSO	79,590,510	2	7,150,000.00	177.962478
GAMBITA	BARAJAS SANCHEZ	JAIME	5,641,752	2	7,150,000.00	177.962478
GAMBITA	BARAJAS BENAVIDES	AURA CELIA	28,140,139	2	7,150,000.00	177.962478

VALOR TOTAL ASIGNADO: QUINIENTOS OCHENTA Y SIETE MILLONES SETECIENTOS TREINTA MIL PESOS ($587'730.000,00)

TIPOS DE SOLUCION DE VIVIENDA

TIPO 1	HASTA $ 8.580.000	TIPO 3	HASTA $ 20.020.000	TIPO 5	HASTA $ 34.320.000
TIPO 2	HASTA $ 14.300.000	TIPO 4	HASTA $ 28.600.000	TIPO 6	HASTA $ 38.610.000

ECONÓMICAS

CIFRA DEL DÍA
274 millones de dólares cuestan obras del túnel de La Línea.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.310,97	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual			Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.060,00	Hoy	0,58	Hoy	19,22	Hoy	921,33	DTF	11,44%	HOY $ 121,2129	Bolívar	3,10	3,20
Casa de cambio (v)	$ 2.100,00	Ayer	0,58	Ayer	19,48	Ayer	925,89	DTF Trimestre anticipado	10,69%	MAÑANA $ 121,2206	Dólar (Ecuador)		$ 2.310,97
								TBS Efectivo anual Bancos a 90 días	11,10%		Peso mexicano		$ 255,01

Relevo en Alpina

En días pasados renunció el presidente de Alpina, Hernán Méndez, quien logró la internacionalización de la empresa y consolidó su posición dentro del negocio de los alimentos en Colombia. Al parecer, Méndez será reemplazado por Julián Jaramillo, ejecutivo con amplia experiencia financiera.

Bancafé necesita capital



El tema de la privatización de Bancafé está cada día más candente. La Contraloría General y el presidente de Bancafé, Pedro Nel Ospina, coincidieron ayer en que si el banco no se vende antes de finalizar enero del 2002, será necesaria su capitalización "para conservarse como una propiedad pública". Para la Contraloría, el monto de la capitalización debe ser de 250 mil millones de pesos, mientras que para Ospina habla de 370 mil millones.

Protección a Bailey's

La Superintendencia de Industria y Comercio impuso ayer medidas cautelares contra los fabricantes del licor Broadway, por considerar que ha ejercido competencia desleal contra la reconocida marca Bailey's. Las firmas denunciadas, que provisionalmente no podrán comercializar Broadway, son Rivetino Licores Santa Ana Inversant Ltda, Procesadora de Vinos Rivera Provinos e Inversiones Rivetino Licores y Vino Ltda.

Más gente subsidiada

Subsidio familiar
Afiliación al sistema

	2000	2001
Trabajadores	3.282.738	3.308.002
Personas a cargo	4.265.104	

Aunque el número de empresas en el sistema de subsidio familiar se redujo este año, aumentó en 95.446 el de personas cobijadas con este beneficio.

GREMIOS / GERENTE DE FEDERACAFÉ PRESENTÓ RENUNCIA

¿Fin de era Cárdenas?

El Gobierno ha sugerido la necesidad de renovación en la dirigencia cafetera. Jorge Cárdenas manifestó su deseo de renunciar. ¿Qué pasará? Productores tienen la palabra.

En esta ocasión, no es un simple rumor de pasillo o un acto protocolario. Todo parece indicar que este año sí será un hecho la renuncia del gerente de la Federación Nacional de Cafeteros, Jorge Cárdenas Gutiérrez, conocido en el mundo como el 'zar' del café, quien dejaría el cargo que ocupó por espacio de 18 años.

Ayer, durante el comité nacional de cafeteros, el veterano dirigente de 71 años, en un comunicado poco usual, anunció su intención de retirarse de este cargo.

Cada año, por simple protocolo, el gerente de la Federación presenta su renuncia ante el Congreso Nacional de Cafeteros, que esta compuesto por los representantes de los cultivadores, quienes lo han ratificado en medio de una salva de aplausos.

Pero en el 2001 las cosas podrían cambiar. ¿Por qué? Andrés Pastrana ha pedido a la dirigencia cafetera renovarse para enfrentar el nuevo escenario mundial.

El ministro de Hacienda, Juan Manuel Santos confirmó que Cárdenas presentó su renuncia y confió en que, de ocurrir, su relevo se haga sin traumatismos [...] produciría la transición, la cual se debe asumir con calma, teniendo en cuenta la madurez del gremio. El Gobierno no va a imponer ningún candidato para reemplazarlo ya que la tradición es buscar una terna concertada entre el Gobierno y el Comité Nacional de Cafeteros",

EL PROPIO PRESIDENTE Andrés Pastrana ha pedido la renovación de la dirigencia cafetera. Manuel Pedraza / EL TIEMPO

POLVAREDA EN EL EJE CAFETERO

MANIZALES

La renuncia de Cárdenas a la gerencia levantó polvareda en el Eje Cafetero.

Los directores de los Comités Departamentales del gremio en Caldas, Risaralda y Qundío cancelaron intervenciones en foros para, al parecer, viajar a Bogotá de urgencia y participar en una cumbre de última hora.

El único dirigente que fue posible localizar fue Mario Gómez Estrada, miembro del Comité Nacional, quien dio la renuncia como un hecho y la calificó como "una baja sensible para la industria cafetera nacional".

CAPITALIZACION

Avianca emitirá acciones

JAVIER FRANCO ALTAMAR
Corresponsal de EL TIEMPO

BARRANQUILLA

Avianca buscará 10.000 millones de pesos a través de la emisión de acciones, para alejar la causal de disolución de la compañía, luego de que la asamblea extraordinaria de la empresa aprobara un aumento del capital autorizado.

Así mismo, quedó abierta la posibilidad de que algunas deudas puedan quedar convertidas en acciones, como ocurrió en octubre pasado con 68,5 millones de dólares, que le debían a Valores Bavaria.

Vitis Didziulis, presidente de la aerolínea, explicó que Avianca tiene un patrimonio negativo cercano a los 575.000 millones de pesos.

Las acciones de Avianca, a precio nominal, valen hoy un centavo cada una, pero el valor al cual saldrán a oferta pública podría ser distinto, sostuvo Didziulis. Según dijo, éstas podrán ser adquiridas por cualquier persona interesada.

Acerca del proceso de fusión con Aces, Didziulis comentó que el tema aún está en manos de la Aeronáutica Civil, la cual

Trabajadores	3.282.738	3.308.002
Personas a cargo	4.265.104	4.298.697
Empresas	171.743	168.750
Total población	9.241.516	9.336.962

Fuente: Superintendencia del Subsidio Familiar.

este año, aumentó en 95.446 el de personas cobijadas con este beneficio. Al corte del 30 de junio, la población cubierta llegó a 9 millones 336.962, mientras las empresas incluidas bajaron de 171.743 el año pasado, a 168.750.

Terceros venden 'El gordo'

La embajada de España en Colombia precisó ayer que la promoción en Colombia de la Lotería Nacional que ofrece 'El gordo' es responsabilidad de terceras personas y no de la empresa española. "Es como si alguien compra el Sorteo Extraordinario de Navidad colombiano y va y lo vende en Uruguay", explicó el primer secretario de la sede diplomática, Gonzalo Quintero.

'Podemos administrar el Fondo'

La asociación de cajas de compensación (Asocajas) se ofreció a administrar el Fondo de Subsistencia propuesto en la reforma pensional, para dar un mínimo ingreso a los mayores de 65 años indigentes que, según el ministro de Trabajo, Angelino Garzón, son más de 500 mil personas. El presidente de Asocajas, Luis Gonzalo Giraldo, dijo que los recursos de las cajas ya tienen una destinación social.

ATPA

Lobby por US$ 1.000 millones

WASHINGTON Y BOGOTÁ

A las nueve de la mañana, Colombia se estará jugando en Washington la conservación de más de 140.000 empleos generados por cerca 1.000 millones de dólares en exportaciones que ingresan al gigantesco mercado de Estados Unidos libre de aranceles, a través del Acuerdo de Preferencias Arancelarias Andinas ATPA.

La semana pasada, la Cámara de Representantes de Estados Unidos aprobó la renovación y ampliación de las preferencias andinas. Hoy, el Senado estadounidense comenzará a discutir su propio proyecto para renovar y ampliar el Acuerdo.

La Comisión de Vías 1-15

en medio de una salva de aplausos.

Pero en el 2001 las cosas podrían cambiar. ¿Por qué? Principalmente, por la reiterada solicitud del actual gobierno, que en cabeza del presidente An- ... ministro de Hacienda, Juan Manuel Santos confirmó que Cárdenas presentó su renuncia y confió en que, de ocurrir, su relevo se haga sin traumatismos.

"Tendríamos que ver qué trámite se le va a dar y cómo se ... ra reemplazarlo ya que la tradición es buscar una terna concertada entre el Gobierno y el Comité Nacional de Cafeteros", dijo Santos.

Al respecto, aunque nadie se atreve aún a 1-15

Acerca del proceso de fusión con Aces, Didziulis comentó que el tema aún está en manos de la Aeronáutica Civil, la cual deberá pronunciarse a principios del mes entrante sobre la viabilidad de esta fusión.

Agregó, por otro lado, que los ataques terroristas a Nueva York en 11 de septiembre pasado afectaron la industria aérea mundial, aunque el movimiento nacional de pasajeros sigue creciendo.

OBRAS / SIN LUZ AL FINAL DEL TÚNEL

Fracasa licitación para La Línea

Gustavo Canal, mintransporte

Los líos con las pólizas de seguros, así como las deficiencias presupuestales y la inseguridad jurídica, echaron por tierra la licitación del túnel de La Línea, la más ambiciosa obra de ingeniería colombiana de este siglo.

Ayer el Gobierno no tuvo más remedio que declarar desierta la licitación de la obra valorada en 274 millones de dólares y conformarse con convocar una nueva, la cual se llevaría acabo antes de finalizar el año.

Tanto la firma Bouygues Travaux Publics S.A. de Francia como la sueca Skanska, consideraron que el tope fijado por Invías era demasiado bajo para un proyecto de tantos riesgos. Para la francesa Bouygues, la obra cuesta 350 millones de dólares.

Adicionalmente, alegaron que la 1-15

LIBERACIÓN / AGRUPACIÓN DE ALFREDO GUTIÉRREZ FUE ENTREGADA A LA CRUZ ROJA

'No valíamos nada por ser músicos'

Durante 16 días los músicos estuvieron en poder del Epl. Picados por los bichos y cansandos, retornaron a la libertad.

FÉLIX LEONARDO QUINTERO
Enviado Especial de EL TIEMPO

HACARÍ (NORTE DE SANTANDER)

Los músicos del cantautor vallenato Alfredo Gutiérrez sudaron 'la gota fría' durante los 16 días que estuvieron secuestrados por el Epl, los cuales llegaron a su fin el martes a las 11 de la noche en área rural de esta localidad.

El coro de los grillos y las ranas fue interrumpido por las melodías de un acordeón que bajaba de la montaña anunciando la llegada al sitio escogido por la guerrilla para entregar a la Defensoría del Pueblo y a la Cruz Roja Internacional a los 14 músicos, los tres conductores y los dos representantes artísticos del legendario rey vallenato.

"No valíamos nada para el Gobierno ni para el Ejército, porque éramos músicos y por eso se dilató nuestra liberación", aseguró Luis Ojeda Mirón, bajista de la agrupación. Agregó: "Desde el mismo día del secuestro, el Epl nos sometió a intensas caminatas nocturnas y estuvimos en 11 sitios diferentes".

Dimas Herney Ortiz, otro de los secuestrados, había sido sentenciado a muerte hace una semana por la guerrilla para presionar que el Ejército suspendiera las operaciones en la zona. "Cuando por radio escuché que era el primero de una lista que el Epl comenzaría a ejecutar si no despejaban la zona que pedían, solo pensé en mi familia. Afortunadamente todo se aclaró", dijo el locutor, residente en Cúcuta.

Dagoberto Rafael Robles, conductor de 51 años, contó que durante el cautiverio se le complicó una hernia umbilical debido a las caminatas. Para conjurar el peligro de que se le estrangulase, optó por tomarse su orina.

Robles regresó a la libertad prácticamente en brazos del compositor y guitarrista Harold Lenguas, porque no era capaz de caminar solo de la emoción y el dolor.

El comandante 'Raúl', del frente Libardo Mora Toro del Epl, justificó el plagio para "investigar los presuntos nexos de varios músicos con la Policía y el CTI de la Fiscalía". El secuestro ocurrió entre El Tarra y Convención cuando regresaban de una presentación.

A casa regresaron ayer Óscar Jiménez Castellón, primera voz; Elías Ospino Aguilera, segunda voz; Joaquín Martínez Acosta, guacharaquero; Edwin Torres, pianista; Luis Ojeda, bajista; Federico Rasedo, congas; Julio Mendoza, cajero; Víctor Carrillo, batería; Harold Lenguas, guitarra; Argemiro Martínez, bombardino; Epifanio Barrios, técnico de acordeones; Oswaldo Pabuena, segundo acordeón; Einer Rodríguez, asistente; Dagoberto Robles, conductor; César Mendoza, conductor; Rafael Pérez, ayudante, Dimas Herney Ortiz, representante y periodista e Ignacio Bueno, asistente de Ortiz.

En Barranquilla, en la Clínica del Caribe, dónde Alfredo Gutiérrez convalece de un accidente de tránsito, el silencio de los pasillos fue roto por las notas del acordeón que acompañaron el reencuentro.

Los 19 artistas habían aterrizado a las 5:00 de la tarde en el helipuerto del Batallón Antonio Nariño, donde fueron recibidos por sus familiares luego de 16 días de una angustiosa espera.

LOS MÚSICOS fueron llevados en helicópteros hasta Barranquilla, donde los esperaban sus familiares. Alfonso Cervantes / EL TIEMPO

CORTE

Defensa de fotos

Defensa de fotos callejeras

Las fotografías que se toman a las personas cuando transitan por la calle y luego son exhibidas públicamente, en ningún momento vulneran los derechos a la intimidad y libre desarrollo de la personalidad de quienes aparecen en las mismas.

Así lo determinó la Corte Constitucional al rechazar una acción de tutela de un ciudadano a quien le fue tomada una fotografía en la calle cuando iba en bicicleta pasando al lado de un niño que se encontraba encima de un burro.

Esa foto fue publicada en Bogotá en una exposición del Museo de Fotografía este año.

La persona fotografiada, Enrique Pita Jiménez, consideraba que la fotografía tomada por EL TIEMPO en 1981, "lo muestra como un ser marginado y criticado por la sociedad, por lo cual ha sido objeto de múltiples burlas".

Dijo atentaba contra sus derechos a la intimidad y al libre desarrollo de la personalidad.

Por eso solicitaba a la Alcaldía Mayor de Bogotá, la Empresa de Teléfonos de Bogotá y al Museo de Fotografía llegar a un acuerdo para retirar del espacio público la foto o de lo contrario una indemnización.

Para la Corte Constitucional que negó la tutela, tomar una foto en la calle es solo un retrato que registra una espontánea comunicación visual de personas que ejercen su libre derecho a la circulación en medio de un bien de uso público.

ECONÓMICAS

CIFRA DEL DÍA

3,4 por ciento es el déficit fiscal del Gobierno a septiembre según Anif.

DÓLAR

Dólar	
Tasa representativa del mercado	$ 2.312,90
Casa de cambio (c)	$ 2.060,00
Casa de cambio (v)	$ 2.100,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,58
Ayer	0,61

PETRÓLEO — Dólares por barril

Hoy	19,48
Ayer	18,69

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	925,89
Ayer	921,33

INTERÉS — Efectivo anual

DTF	11,44%
DTF Trimestre anticipado	10,69%
TBS Efectivo anual Bancos a 90 días	11,28%

UVR

HOY	$ 121,2053
MAÑANA	$ 121,2129

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,10	3,20
Dólar (Ecuador)		$ 2.312,90
Peso mexicano		255,05

Fraudes en el ISS

Una investigación de la Contraloría y el Instituto de Seguros Sociales detectó el robo de medicamentos por 435 millones de pesos y la contratación inadecuada por 17 mil millones de pesos en algunas regionales de la entidad. Adicionalmente se encontraron fraudes en pensiones por 830 millones de pesos en Atlántico y Bolívar, lo que en el futuro le hubiera costado al ISS 60 mil millones de pesos.

Ventures 2001

Siete planes de negocio fueron premiados ayer por el concurso Ventures 2001, que busca atraer capital y crear empleo, a través de la creación de nuevas empresas. Los proyectos ganadores fueron Acuario y Tecnología Hidrométrica Inteligente de Cali, Factoring Market y Endovascular Devices de Medellín, Equipos de Electroterapia de Bogotá, Producción de Quitina y Quitosana de Buenaventura y Camarón Orgánico.

La Línea se juega su suerte

Hoy el Túnel de la Línea se juega su suerte con el cierre de esta licitación, la cual asciende a por lo menos 260 millones de dólares. Por lo menos 5 empresas están interesadas en participar, pese a las dificultades que se han registrado para la consecución de las pólizas de seguros. El túnel de 8 kilómetros de longitud es la obra de ingeniería más ambiciosa. La licitación debe ser adjudicada a más a tardar el 28 de diciembre.

Convenio compre nacional

Ecopetrol, la Andi y Acopi sellaron ayer una alianza para impulsar las pequeñas y medianas empresas y replicar en varias regiones el proyecto de sustitución de importaciones que lideró la empresa estatal en Barrancabermeja. El proyecto consiste en cambiar los proveedores internacionales por pequeños talleres de metalmecánica para adquirir las piezas y repuestos que demanda la petrolera.

JUEGOS / ADVIERTEN PELIGROS DE PARTICPAR EN 'EL GORDO' DE LOTERIA ESPAÑOLA

El sorteo que armó la gorda

Una famosa lotería española que data del año 1793 causó revuelo entre las autoridades colombianas porque se pasó por la faja la ley colombiana y ofreció boletos sin pedir autorización.


La Lotería Nacional española
US$ 1.200 MILLONES
LISTA DE PREMIOS DE "EL GORDO" DEL 2001

EL GORDO ofrece boletos que van desde los 75 mil pesos hasta 1,5 millones, los cuales se pueden pagar con tarjeta de crédito o con cheques en dólares. Foto montaje: Diseño Editorial EL TIEMPO

¿Cómo fue que un 'gordo' que viene del viejo continente y que promete llevar en su bolsa 1.200 millones de dólares en premios (2,7 billones de pesos) pudo vender boletos de su sorteo en Colombia, sin que las autoridades del sector de los juegos de suerte y azar en el país se dieran por enteradas?

Desde hace algunos días, la Lotería Nacional Española comenzó a publicar gigantescos avisos de prensa en diarios y revistas de circulación nacional, invitando a los colombianos a participar en un sorteo que tendrá lugar el 22 de diciembre, conocido popularmente como 'El Gordo'.

Los avisos le dicen a todos aquellos jugadores potenciales, que se inscriban y compren los boletos, que van desde los 32,50 dólares (75.300 pesos) hasta los 650 dólares (1,5 millones de pesos), proporcionando simplemente el número de su tarjeta de crédito o mediante un cheque en dólares a nombre de European Lottery Guild.

La Superintendencia de Salud hizo sonar sus alarmas, al informar que la lotería no cumplía con el régimen legal que rige la explotación del monopolio de los juegos de suerte y azar "constituyéndose en una práctica ilegal su comercialización y venta.

¿Dónde está el Gordo?

Aunque en Colombia no hay empresa que responda por el Gordo Español, EL TIEMPO pudo establecer que los avisos de prensa fueron ordenados por la agencia de publicidad Charny Palacios con sede en Miami, que a su vez recibió una orden de otra agencia en Canadá, que se encarga del mercadeo de juegos de loterías en varios países.

Patricia Hoyos, asistente de ejecutiva de cuenta de Charny, dijo a EL TIEMPO que estas inquietudes se han presentado en otras naciones pero que en años pasados no ha habido ningún problema. "Esta es una agencia seria", indicó.

De cualquier manera, la Supersalud ya previno al público, particularmente sobre una de las advertencias que tiene el aviso de la Lotería Española, en el 1-15

Aquí hay gato encerrado, encuéntrelo



Mazda 626

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¿Vio? Con este plan de financiación* para comprar su Mazda 626, el único gato encerrado está en el baúl.

Mazda 626 Mecánico Precio actual: **$51'100.000****	Mazda 626 Automático Precio actual: **$54'800.000****
Primer pago: $30'660.000	Primer pago: $32'880.000
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COMPAÑÍA DE FINANCIAMIENTO COMERCIAL



626

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VIGILADO SUPERINTENDENCIA BANCARIA

ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

ESPECIE	PRECIO ANTERIOR	PRECIO CIERRE	VARIACIÓN	VARIACIÓN PORCENTUAL	PRECIO MÁXIMO	PRECIO MÍNIMO
BOLSA DE VALORES DE COLOMBIA						
CEMARGOS	5,908.50	5,750.00	-158.50	-2.68%	5,753.00	5,650.00
BANBOGOTÁ	3,699.00	3,700.00	1.00	0.03%	3,702.00	3,700.00
CINECO	1,360.00	1,496.00	136.00	10.00%	1,496.00	1,496.00
BAVARIA	8,040.00	8,040.00	0.00	0.00%	8,040.00	8,040.00
CHOCOLATES	5,850.00	5,901.00	51.00	0.87%	5,901.00	5,850.00
SUR.INVERSIONES	1,026.00	1,036.00	10.00	0.97%	1,036.00	1,031.00
CEMPAZRIO	1,450.00	1,450.00	0.00	0.00%	1,450.00	1,450.00
AVAL	144.00	144.00	0.00	0.00%	144.00	144.00
COOMEVA	0.94	0.70	-0.24	-25.53%	0.70	0.70
PAZRIO	0.52	0.55	0.03	5.77%	0.55	0.55
CEMCARIBE	5,100.00	5,050.00	-50.00	-0.98%	5,050.00	5,050.00
BANCOLOMBIA	1,150.00	1,140.00	-10.00	-0.87%	1,140.00	1,140.00
VAL.SIMESA	775.00	765.00	-10.00	-1.29%	765.00	765.0
CARULLA	7,604.00	7,651.00	47.00	0.62%	7,651.00	7,651.00
RIOCLARO	4,100.00	4,100.00	0.00	0.00%	4,100.00	4,100.0

Fuente: BVC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia noviembre

794,26 — 925,89

14 15 16 19 20 21 22 23 26 27

Fuente: Bolsa de Colombia

DOW JONES
Bolsa de Nueva York noviembre

9.823,61 — 9.835,95

14 15 16 19 20 21 22 23 26 27

Fuente: Bolsa de Nueva York

NIKKEI
Bolsa de Tokio noviembre

10.086,76 — 10.948,89

14 15 16 19 20 21 22 23 26 27

Fuente: Bolsa de Tokio

FTSE 100
Bolsa de Londres noviembre

5.240,70 — 5.266,00

14 15 16 19 20 21 22 23 26 27

Fuente: Bolsa de Londres

LOS MERCADOS

En el mundo

CAFÉ

BOGOTÁ (EFE)

El precio del café colombiano cerró ayer en 0,5840 dólares libra ex dock Nueva York (0,6240 anterior), para entrega en noviembre, informó la Federación Nacional de Cafeteros.

BOLSA DE NUEVA YORK

NUEVA YORK (EFE)

La bolsa de Nueva York cerró el martes, con una fuerte tendencia a la baja, afectada por las malas cifras de confianza de los consumidores en la economía y pese a las buenas noticias de Intel.

El promedio Dow Jones de Industriales, el más significativo de Wall Street, bajó 110,15 puntos, equivalentes a un 1,10 por ciento

En Colombia

DÓLAR

Mercado cambiario	Noviembre 27/2001
Precio de apertura	$2.311,50
Precio promedio	$2.313,11
Precio de cierre	$2.311,00
Precio mínimo	$2.308,70
Precio máximo	$2.318,80
Monto	191,13*
No. Operaciones	249

(*) millones
Fuente: Banco de la República

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Ultrabursátiles	Ultrarenta	11,11%
Helm Securities	Capitalizar	8,33%
Acciones y Valores	Accival	11,30%
BBVA Val. Ganadero	Fontesoro	14,97%
Comis. de Colombia	Opción	11,32%
Promotora Bursátil	Promorenta	12,69%
Profesionales de Bolsa	Valor	10,97%
[illegible]	[illegible]	10,54%

CRÉDITOS / $ 900.000 MILLONES PARA CAPITALIZAR EMPRESAS

Banca abrirá la llave

El presidente de la Andi, Luis Carlos Villegas, dice que la tasa de interés crediticia es la más baja en varias generaciones.

PATRICIA CÁRDENAS, *presidenta de Asobancaria.*

LUIS CARLOS VILLEGAS, *presidente de la Andi.*

El sistema financiero está dispuesto a entregar cerca de 900.000 millones de pesos para la capitalización de pequeñas y medianas empresas (pyme).

Así lo manifestaron ayer banqueros e industriales, al revelar el informe final de la Misión para la Reactivación del Crédito.

Esos recursos servirán como complemento para los 300.000 millones de pesos que le aportará el IFI al Fondo de Capitalización Empresarial (FCE) para el mismo fin y con los cuales se busca romper la falta de financiamiento para la producción.

Así, habrá en el país 1,2 billones de pesos nuevos para la capitalización empresarial.

En uno de los mayores acercamientos que han tenido en la historia reciente, la Asociación Bancaria y la Andi se comprometieron a estimular la confianza mutua entre sus afiliados con el fin de superar las trabas al crédito.

El presidente de la Andi, Luis Carlos Villegas, dijo que las conclusiones de la Misión de Reactivación del Crédito, integrada por los dos gremios, interpretan la necesidad de banqueros e industriales de "soltar recursos de crédito suficientes para la reactivación de la economía".

La presidenta de la Asobancaria, Patricia Cárdenas, aseguró que los intereses no son un problema, porque se han reducido sustancialmente des-de los niveles del 55 por ciento en que se encontraban en 1998.

A esa afirmación, Villegas respondió que las dos terceras partes de los créditos desembolsados en los últimos meses tienen una tasa de interés inferior al 15 por ciento, "la más baja en varias generaciones".

Los dos gremios, además, promoverán las fiducias en administración y pago para aumentar los flujos de capital de trabajo para los empresarios y disminuir el riesgo en que incurren los banqueros.

Intereses de créditos (%)
Promedio mensual

	Julio	Octubre	Diferencia
Usura	38,2	34,8	-3,4
Tarjecrédito	37,0	33,7	-3,4
Consumo	34,6	32,3	-2,3
Ordinario	21,7	22,4	0,7
Preferencial	16,9	16,4	-0,5
Tesorería	15,3	13,7	-1,6

Fuente: Asobancaria.

BAJONAZO

El sistema financiero reportó utilidades por 96.052 millones de pesos al finalizar septiembre, 178.652 millones menos que en agosto, debido al aumento de 200.000 millones de pesos en las pérdidas de la banca pública.

La destorcida en las ganancias del sector público obedece a los resultados del IFI, cuyas pérdidas aumentaron de 51.513 millones de pesos en agosto a 280.094 millones en septiembre.

fras de confianza de los consumidores en la economía y pese a las buenas noticias de Intel.

El promedio Dow Jones de Industriales, el más significativo de Wall Street, bajó 110,15 puntos, equivalentes a un -1,10 por ciento, hasta las 9.835,95 unidades, después de ganar el lunes 23 puntos.

En tanto, el mercado Nasdaq, donde cotizan las principales empresas de nuevas tecnologías, ordenadores e internet, retrocedió 5,26 puntos, equivalentes a un -0,27 por ciento, hasta las 1.935,97 unidades.

Ultrabursátiles	Ultrarenta	11,11%
Helm Securities	Capitalizar	8,33%
Acciones y Valores	Accival	11,30%
BBVA Val. Ganadero	Fontesoro	14,97%
Comis. de Colombia	Opción	11,32%
Promotora Bursátil	Promorenta	12,69%
Profesionales de Bolsa	Valor	10,97%
Corredores Asociados	Interés	10,54%
Suvalor	Surenta	10,80%
Correval	Fonval	10,70%
Helm Trust	Credifondo	10,97%
Acciones de Colombia	Acco Renta	12,02%
Nacional de Valores	Rentaval	11,16%
Interacción	Interrenta	11,27%
Valores del Popular	Multiplus	11,62%
Nación	Renta Nación	11,23%
<Ninguno>	Olimpia	11,13%

Fuente: Comisionistas de bolsa

TASAS DE INTERÉS

INDICADOR	UNIDAD	26.11.2001	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Créd. de consumo	%Efect.	31,97	UVR	%	0,19	0,37
Tarj. de crédito	%Efect.	33,42	DTF	%Efect.	11,44	11,38
Crédito ordinario	%Efect.	21,40	DTF	%Tr. A.	10,69	10,63
Créd. corporativo	%Efect.	13,75	DTF	%Tr. V.	10,98	10,92
Créd. de tesorería	%Efect.	14,07	DTF	%Sm. A.	10,54	10,49
Tasa interbancaria	%Día venc.	8,30	DTF	%Sm. V.	11,13	11,07
Libor	%Efect.	2,22	TCC	%Efect.	11,95	11,75
Prime	%Efect.	5,00	TCC	%Tr. A.	11,13	10,96
TBS 2-14 (PM10)	%Efect.	5,25	TCC	%Tr. V.	11,45	11,27
TBS 15-29 (PM10)	%Efect.	6,09	TCC	%Sm. A.	10,98	10,81
TBS 30 (PM10)	%Efect.	7,56	TCC	%Sm. V.	11,61	11,42
TBS 60 (PM10)	%Efect.	9,01	Capt. 180	%Efect.	11,91	12,01
TBS 90 (PM10)	%Efect.	11,26	Capt. 360	%Efect.	12,29	11,99
TBS 180 (PM10)	%Efect.	11,58	Int. bnc. cte.	%Efect.	22,98	23,22
TBS 360 (PM10)	%Efect.	12,10	Usura	%Efect.	34,47	34,83
TBS >360 (PM10)	%Efect.	13,13	Int. Mora	%Efect.	34,47	

34,83(PM10)=Promedio móvil 10 días- Fuente: Superintendencia Bancaria y Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiducafé	FCO Rentacafé	12,90%
Fiducolpatria	FCO Rendir	12,78%
Santander Investment	FCO	12,07%
La Previsora	FCO Efectivo	11,75%
Fiducomercio	FCO Unir	15,83%
Cititrust	FCO Interfondo	10,28%
Fiduoccidente	FCO Occi Renta	13,04%
Fiduvalle	FCO Valor Plus	12,81%
Fiducolmena	FCO	11,32%
Fiduagraria	FCO Confirenta	11,40%
Fiducolombia	FCO Fiducuenta	11,03%
Fidubogotá	FCO Premier	14,34%
Fidusuperior	FCO	11,72%
Fiduganadera	FCO Fam	12,65%
Fidunión	FCO Único	9,68%
Fidutequendama	FCO Cash	12,10%

Rentabilidad efectiva neta promedio última semana

Fuente: Sociedades fiduciarias

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.1331	2,041.53
Reino Unido	Libra Est. (£)	0.7070	3,271.94
Alemania	Marco (DM)	2.2162	1,043.80
Francia	Franco	7.4329	311.22
Italia	Lira	2,194.07	1.0543
España	Peseta	188.61	12.265
Suiza	Franco Suizo	1.6582	1,395.04
Japón	Yen (¥)	124.00	18.655
Canadá	Dólar can.	1.4946	1,547.75
Brasil	Real	2.4690	936.92
Argentina	Peso	1.0000	2,313.26
Perú	Nuevo Sol	3.4200	676.39
Chile	Peso	667.00	3.4682
Venezuela	Bolívar	745.75	3.1019
Ecuador	Dólar	1.0000	2,313.26
México	Peso	9.0700	255.05
Panamá	Balboa	1.0000	2,313.26

Fuente: Agencias

ECONÓMICAS

CIFRA DEL DÍA

0,4 por ciento cayó la economía de Estados Unidos en el tercer trimestre.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.313,26	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY		Pesos por Compra	Venta
Casa de cambio (c)	$ 2.060,00	Hoy	0,61	Hoy	18,69	Hoy	921,33	DTF	11,44%	$ 121,1976	Bolívar	3,10	3,20
Casa de cambio (v)	$ 2.100,00	Ayer	0,62	Ayer	18,96	Ayer	917,47	DTF Trimestre anticipado	10,69%	MAÑANA	Dólar (Ecuador)		$ 2.313,26
								TBS Efectivo anual Bancos a 90 días	11,23%	$ 121,2053	Peso mexicano		257,38

Deuda a hospitales

La Asociación Colombiana de Hospitales y Clínicas señaló que a 42 de sus Instituciones Prestadoras de Salud (IPS) les deben 313.557 millones de pesos. Los principales deudores de los hospitales son las Empresas Promotores de Salud (EPS) que deben 115.174 millones de pesos, de los cuales el 53 por ciento corresponde a EPS públicas. Solo entre el Seguro Social y Cajanal adeudan 54.775 millones de pesos, de los cuales el 79,5 por ciento pertenece a cartera de más de 90 días.

Aspiran a 200 mil empleos



La ministra de Comercio Exterior, Marta Lucía Ramírez, confió en que sean aprobadas las ampliaciones de las preferencias arancelarias de productos colombianos en el mercado estadounidense (Atpa) y con ello jalonar la creación de unos 200 mil nuevos empleos. Al lanzar ayer la semana exportadora del centro del país, dijo que en textiles, confecciones y manufacturas de cuero hay un gran potencial.

Fidubogotá a la vanguardia

Utilidades por 5.600 millones de pesos arrojó Fidubogotá al corte del 31 de octubre, que respresentan un crecimiento de 145 por ciento con relación a igual período del año pasado, informó su presidenta Marta Juliana Silva, quien destacó el mecanismo de inversión colectiva de los fondos, que permite al pequeño inversionista beneficiarse se la rentabilidad de los grandes. Destacó también el manejo de pasivos pensionales como en Ecopetrol, donde Fidubogotá maneja unos 700 mil millones de pesos.

Luz menos costosa

Tasas de crecimiento de la demanda de electricidad
Enero-septiembre (%)

Las tarifas de energía deberán bajar a partir de noviembre en virtud de la aplicación de la resolución 034 de la

COMUNICACIONES / MÁS RETRASOS FAVORECEN A LOS CELULARES

¿Por qué demorar PCS?

Con el congelamiento de la subasta, los celulares ganan tiempo para defender un mercado de 421,5 millones de dólares al año, y para entrar al negocio en el 2003.



EN FEBRERO DEL 2003 los operadores celualres podrían participar en licitaciones para PCS. Photodisk

Noviembre del 2001 debía ser *el mes en que los operadores de* PCS empezarían a preparar sus propuestas para ganarse la entrada al mercado de telefonía *móvil colombiano.*

Y el Gobierno tenía todo listo para que así fuera. Sin embargo, los proveedores de telefonía celular, un *mercado que en el* 2000 representó ingresos por 421,5 millones de dólares, solicitaron la revocatoria de la resolución 001512, *que regulaba el* otorgamiento de licencias para la entrada de PCS, y pusieron en jaque la licitación.

Así, los proveedores celulares han ganado tiempo para planear sus movimientos. A juicio de algunos analistas, lo que quieren *en realidad es demorar el* proceso, pues según la ley 555 del 2000, en febrero del 2003 tanto BellSouth como Comcel estarían en capacidad de participar en una nueva subasta que el Ministerio abriría para otorgar licencias de PCS.

Esto podría perpetuar su

consultadas por EL TIEMPO opinan que los emporios celulares llevan ganada parte de la batalla y, aunque no logren detener la salida de la resolución 001512, la habrán frenado lo su*ficiente como para que nadie se* muestre interesado a la hora de

es que la adjudicación de la banda de 1.900 MHz para PCS los pondría en una notoria desventaja tecnológica y va en contra del equilibrio económico estipulado en la Ley 555. A ellos les fue adjudicada hace ocho años la de 800 MHz

cerca de 1.200 millones de dólares *por la licencia, cifra que* ellos –de propia iniciativa– pagaron en 1993.

Según voceros del Ministerio de Comunicaciones, las condiciones del sector son completamente diferentes hoy a las que precedieron la llegada de la telefonía celular.

Eso sin contar que los actuales proveedores móviles han tenido casi ocho años de exclusividad, dos *adicionales a lo pac*tado, para aumentar su penetración en el país, algo que según Pyramid Research no han logrado con éxito a pesar de que durante el último año reportaron un incremento de 1'191.794 usuarios (60 por ciento de la de*manda total).*

Un problema de forma

Lo cierto es que, desde 1997, cuando el entonces ministro de Comunicaciones, Saulo Arboleda, hizo evidente la conveniencia del PCS en Colombia, muchos han logrado entorpecer el proceso en favor de sus intereses. Finalmente, según Pyramid Research, Colombia ha quedado rezagada en materia de telecomunicaciones y el mercado de telefonía móvil ha perdido gran parte de su valor.

La entrada de competidores de telefonía móvil significó para otros países de Latinoamérica un sustancial *incremento en la*

Luz menos costosa

Tasas de crecimiento de la demanda de electricidad
Enero-septiembre (%)

Mes	%
Enero	2,94
Febrero	2,10
Marzo	2,01
Abril	3,05
Mayo	1,46
Junio	1,06
Julio	1,80
Agosto	4,41
Septiembre	3,44

Fuente: ISA.

Las tarifas de energía deberán bajar a partir de noviembre en virtud de la aplicación de la resolución 034 de la *Comisión de Regulación* de Energía y Gas (Creg) que controló las restricciones (los sobrecostos por la voladura de torres). El ministro de Minas Ramiro Valencia dijo que inclusive Empresas Públicas de Medellín, que congelaron sus tarifas desde abril, deberán hacer una nueva rebaja por un menor costo de las restricciones.

rían en capacidad de participar en una nueva subasta que el Ministerio abriría para otorgar licencias de PCS.

Esto podría perpetuar su duopolio, y representaría la estocada mortal para cualquier competidor potencial. Fuentes res llevan ganada parte de la batalla y, aunque no logren detener la salida de la resolución 001512, la habrán frenado lo suficiente como para que nadie se muestre interesado a la hora de invertir.

El argumento de los celulares pondría en una notoria desventaja tecnológica y va en contra del equilibrio económico estipulado en la Ley 555. A ellos les fue adjudicada hace ocho años la de 800 MHz.

Las firmas piden también que los nuevos actores paguen [illegible]

La entrada de competidores de telefonía móvil significó para otros países de Latinoamérica un sustancial incremento en la penetración del servicio, y una disminución en el valor de sus tarifas.

EMPRESAS / DESAFÍO A PESOS PESADOS DE LA MODA FEMENINA

Color Siete, ahora a vestir mujeres

Toda mujer que ingresaba a una tienda de Color Siete, le hacía la misma pregunta a los vendedores: ¿cuándo van a tener ropa para nosotras? La respuesta también era la misma: 'estamos trabajando en eso'.

De ahí que la empresa manizalita, con 22 puntos de venta en Latinoamérica y que pronto abrirá un almacén en Estados Unidos, decidiera lanzar una línea femenina que tendrá que competir con reconocidas marcas como Hot Line, Faride o Esprit y Jeans & Jackets, entre otras. Esta última, incluso ha emprendido una estrategia de reducción de precios.

El reto es grande y así lo reconoce el presidente de Color Siete, Luis Felipe Molina. "Ellas están pendientes hasta del último detalle", explicó. La meta es que del total de ventas, calculadas en 6,5 millones de dólares anuales (150.000 millones de pesos) el 40 por ciento sea de la colección femenina.

El público objetivo son novias, esposas, amigas y compañeras de los hombres de entre 22 y 40 años, del estrato medio alto. "La meta es estar presentes en el 50 por ciento del ropero de las mujeres de este segmento", indicó Miriam Obando, gerente de mercadeo de la empresa.

Color Siete, que el año pasado registró ventas por 5,5 millones de dólares, exporta el 50 por ciento de su producción hacia México, Venezuela, Puerto Rico, Panamá y Venezuela, donde posee puntos de venta mediante el sistema de franquicias.

Nueva cuenta AV Villas

AV Villas lanzó su cuenta de ahorro para el fomento de la construcción AFC AV Villas, donde el dinero que el cliente deposita y utiliza en el pago de la cuota inicial y de las cuotas mensuales del crédito de vivienda, no se incluye para el cálculo de sus impuestos de renta, retención en la fuente y ganancia *ocasional*, con un tope de 30 por ciento de sus ingresos. La cuenta no exige montos de apertura, no cobra los retiros o los depósitos y reconoce una tasa de interés de 5 por ciento efectivo anual.

Racionamientos en 16 poblaciones

La empresa de Interconexión Eléctrica informó ayer que 16 poblaciones del sur del Cesar, Bolívar y Norte de Santander, continuarán sometidos a racionamientos escalonados en sus horarios, debido a los atentados de dos torres del sistema eléctrico, ocurridos el pasado fin de semana.

Es la cuarta vez en este año en que los habitantes de las nueve localidades "sufren de nuevo el racionamiento", dijo ISA.

La empresa dijo que el mal tiempo ha dificultado los trabajos de reparación.

HEREDEROS DE JACOB LONDOÑO

Informática, Servicios y Soluciones de Colombia domiciliada en Santa Fe de Bogotá en la transversal 38 No. 100-25 (6281000 Ext. 1855), de conformidad con lo prescrito por el artículo 212 del Código Sustantivo del Trabajo, hace saber que **Jacob Londoño Mendoza** falleció en Bogotá (Cundinamarca), el día 5 de octubre y a reclamar sus prestaciones sociales se han presentado Gloria Inés Jaimez y Diego Alejandro Londoño en calidad de esposa e hijo. Quienes crean tener igual o mejor opción que los reclamantes citados, deben presentarse a la dirección anunciada dentro de los treinta días siguientes a la fecha de esta publicación para con el fin de acreditar su derecho. **SEGUNDO AVISO**

Bogotá, noviembre 27 de 2001

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

La **EMPRESA COLOMBIANA DE PETRÓLEOS - ECOPETROL, informa a sus CONTRATISTAS Y PROVEEDORES** que la facturación pendiente del año 2001, se recibirá en cada uno de los distritos, ***únicamente*** **hasta el día jueves 27 de diciembre de 2001.** Con posterioridad a esa fecha solamente se aceptarán facturas por bienes y servicios correspondientes al año 2002.


ECOPETROL

CAMBIO PARA CONSTRUIR LA PAZ

REACCIONES / 'EXPERIMENTOS CON EMBRIONES HUMANOS, CRIMEN CONTRA LA HUMANIDAD': COMUNIDAD INTERNACIONAL

Bush pide a Congreso prohibir clonación



GEORGE W. BUSH

Varios países anunciaron nuevas normas contra la clonación de embriones humanos. Empresa ACT insiste en que no copiará personas.

La Casa Blanca le pidió al Congreso de Estados Unidos que prohiba completamente los experimentos relacionados con la clonación, en respuesta al anuncio de la empresa Advanced Cell Technology (ACT), que afirmó el domingo haber clonado embriones humanos con fines terapéuticos.

La compañía estadounidense asegura que su objetivo es obtener células madre de los embriones clonados y luego destruirlos. De dichas células se puede obtener cualquier tipo de tejido humano para el tratamiento futuro de problemas degenerativos.

El presidente de E.U., George W. Bush, afirmó que es "moralmente incorrecto crear vida para luego destruirla", para argumentar su petición al cuerpo legislativo. Hasta ahora, los congresistas estadounidenses han mostrado unanimidad en contra de la clonación de embriones con fines de reproducción, pero hay algunas discrepancias frente a la clonación terapéutica.

El presidente de ACT, Michael West, aseguró que el objetivo de los investigadores no es crear un ser humano completo.

En agosto pasado, Bush limitó la ayuda económica del Gobierno a las investigaciones sobre células madre o troncales que no impliquen la creación de nuevos embriones.

Rechazo mundial

mó que por razones éticas no financiará investigaciones sobre clonación humana con fines de reproducción, ni cualquier actividad que sirva para crear embriones humanos destinados a la investigación.

Finalmente, el ministro de Sanidad italiano, Girolamo Sirchia, calificó la clonación como un crimen contra la humanidad, en referencia directa al anuncio de ACT.

El Gobierno español y el Vaticano también se unieron a los pronunciamientos contra la clonación. Este último, condenó los experimentos y destacó la gravedad moral del hecho.

Gobierno a las investigaciones sobre células madre o troncales que no impliquen la creación de nuevos embriones.

Rechazo mundial

Varios países se han unido a la posición de E.U. Por iniciativa del Ministerio de Educación y Ciencia, Japón dictará en diciembre una directriz que amplía al área terapéutica la prohibición de clonar embriones humanos, permitida hasta ahora para producir tejidos y órganos.

En Alemania, la misma cartera calificó de irresponsable la iniciativa de ACT e hizo énfasis en su tradicional oposición a los procedimientos de clonación. "Es una pesadilla que por desgracia se ha hecho realidad", afirmó el presidente del Colegio de Médicos de Alemania, Joerg-Dietrich Hoppe.

Mientras tanto, en Bruselas, la Comisión Europea confir-

'SÍ CLONARÉ HUMANOS'

El italiano Severino Antinori, que en marzo expresó su intención de clonar embriones humanos con fines reproductivos, afirmó que se siente el 'padre' del experimento anunciado en E.U., luego de haber intercambiado ideas sobre el procedimiento con José Cibeli, vicepresidente de ACT.

"Estamos desarrollando una investigación que defiende un derecho de la ciencia y del hombre: el de transmitir sus propios genes", dijo Antinori.

El polémico ginecólogo romano participó en una reunión de la Academia Nacional de Ciencias (E.U.), donde negó las complicaciones que alegan los científicos opuestos a la clonación de embriones humanos. En la actualidad, Antinori asegura tener más de 5.500 personas estériles en E.U. e Italia, interesadas en tener un hijo mediante clonación.

El investigador dijo que no descarta denunciar al gobierno italiano ante el Tribunal Internacional de Justicia de La Haya "por prohibir el derecho de investigar sobre la clonación, algo basado en un convencimiento religioso que no tiene explicación científica".

herard@eltiempo.com.co

ECONÓMICAS

CIFRA DEL DÍA

3 billones de pesos transfiere anualmente Ecopetrol a la Nación por producción de petróleo.

DÓLAR		CAFÉ			PETRÓLEO			BOLSA DE COLOMBIA			INTERÉS		UVR	MONEDAS		
		Dólares por libra en N.Y.			Dólares por barril			IGBC (Índice General)			Efectivo anual				Pesos por Compra	Venta
Tasa representativa del mercado	$ 2.316,40	Hoy		0,62	Hoy		n.d	Hoy		917,47	DTF	11,44%	HOY $ 121,1899	Bolívar	3,11	3,21
Casa de cambio (c)	$ 2.060,00										DTF Trimestre anticipado	10,69%		Dólar (Ecuador)	$ 2.316,40	
Casa de cambio (v)	$ 2.110,00	Ayer		0,62	Ayer		19,85	Ayer		924,72	TBS Efectivo anual Bancos a 90 días	n.d	MAÑANA $ 121,1976	Peso mexicano	257,51	

Condonación de intereses

El Gobierno condonará del 100 por ciento de los intereses corrientes y de mora para los deudores del extinto Instituto de Crédito Territorial que paguen de contado, antes del 26 de diciembre, el saldo de capital de sus obligaciones hipotecarias. Según el Ministerio de Desarrollo se trata de un alivio excepcional que beneficiará a 20 mil familias en 400 municipios.

Censo de edificaciones

Estrucrura general por áreas metropolitamas
Tercer trimestre 2001 (Metros cuadrados)

Área	Metros cuadrados
Bogotá	1.664.921
Medellín	224.316
Cali	221.025
B/quilla	225.539
B/manga	222.470
Pereira	86.459
Armenia	298.914
Total:	3.423.959

Fuente: Dane.

De acuerdo con los resultados del vigésimo censo de edificaciones efectuado por el Departamento Administrativo Nacional de Estadísticas (Dane) en octubre de 2001 en seis áreas metropolitanas y Armenia, el 44 por ciento del área censada se encontraba en proceso de construcción, el 13 por ciento culminada o terminada y el restante 43 por ciento tenía paralizada su actividad al momento del operativo.

Ventas de Cofinorte

La superintendencia de Valores informó que los activos, pasivos y contratos de la Corporación Financiera del Norte (Cofinorte) fueron vendidos, por 54.480 millones de pesos, a varias entidades financieras. Se trata de Bancolombia, Banco de Occidente, Inversora Pichincha, Corfivalle, Corfinsura, Banganadero y Davivienda. Cofinorte había sido nacionalizada por el Gobierno.

Revisión a normas de pollo

Los avicultores del país se mostraron de acuerdo con la decisión del Instituto Nacional de Vigilancia de Medicamentos y Alimentos (Invima) de entrar a revisar las normas que rigen el procesamiento del pollo. Para la revisión se creará una comisión mixta

EXPLORACIÓN / DENTRO DE 3 MESES ARRANCA PERFORACIÓN DE 8 GRANDES PROSPECTOS

El nuevo mapa petrolero

La actividad exploratoria se ha multiplicado por cinco en el Piedemonte Llanero. Ecopetrol asegura que en el 2002 aumentarán las reservas de crudo. ¿Exagerado optimismo?

JUAN GUILLERMO LONDOÑO M.
Redactor de EL TIEMPO

ALBERTO CALDERÓN, presidente de Ecopetrol: "Lo que puedo decir es que el año entrante van a subir las reservas".



HUGO SERRANO, senador: "Me preocupa mucho que con los bajos precios las multinacionales recorten presupuestos de exploración".

Si la exploración petrolera continúa al ritmo que va, seguramente el próximo gobierno, sea el de Horacio Serpa, Álvaro Uribe, Noemí Sanín o Luis Eduardo Garzón podría sacarse el premio gordo de la lotería o, en el peor de los casos, uno de consolación.

La razón es esta; Ecopetrol anunció que de los 15 grandes prospectos que conforman el nuevo mapa petrolero de Colombia (Ver gráfico), ocho van a iniciar perforación dentro de los próximos tres meses.

Esto significa que hacia finales del 2002 ó comienzos del 2003, el sucesor de Andrés Pastrana, por más mal que le vaya, podría estar anunciándole al mundo más reservas de hidrocarburos, que se sumarán a los 2.600 millones de barriles

Nuevo mapa petrolero

Prospecto Floreña, bp
Prospecto Coropo, Ecop
Prospecto Anaconda, Chevron
Q. Larga
El Descanso
Dindal deep GHK
Guando
Potrerillo, Ecop
La Hocha, Hcol
Mundo Nuevo, Tepma
Sirirí, OXY
Tángara, Hcol/Tema/Talisman
Capachos, Repsol-Tepma
Niscota, bp
Tierra Negra, Petrobras
Fusa, Petrobras, Nexen
Río Guape, Petrobras
Iskana, TFE, HC
Acevedo, Talismán

ANTES Y DESPUÉS

Independientemente de que se descubra o no el pozo de la dicha, está demostrado que a pesar de todo, inclusive con la arremetida guerrillera contra este sector, en los últimos años ha cambiado el mapa petrolero colombiano.

El área de exploración en el territorio continental pasó de 7,9 a 11,5 millones de hectáreas en promedio entre 1994/99 y 2000/01. Esto significa que Ecopetrol y las compañías asociadas están buscando petróleo en un territorio que equivale a 2,5 veces el tamaño del departamento del Casanare.

Las áreas foco de esta actividad también se han ampliado. Mientras que en la década de los 90 se concentró básicamente en el este del Piedemonte de la cordillera Oriental, hoy se ha expandido a otras regiones del país como el este y oeste de la cordillera Oriental y en el Valle Superior del Magdalena.

Los dos piedemontes de la Cordillera Oriental son los mejores ejemplos de reactivación. Mientras que en los 90 se perforaron tres pozos exploratorios (Floreña, el malogrado Coporo y Anaconda), en los próximos años se podrán perforar hasta 15 prospectos.

la decisión del Instituto Nacional de Vigilancia de Medicamentos y Alimentos (Invima) de entrar a revisar las normas que rigen el procesamiento del pollo. Para la revisión se creará una comisión mixta entre entidades estatales y privadas que hará las recomendaciones. La industria del pollo creció 81,6 por ciento en la última década al pasar de 276.629 toneladas en 1990 a 502.459 en el 2000.

Certificada Passicol


Archivo / EL TIEMPO

Passicol, empresa colombiana fabricante de jugos y concentrados de frutas recibió la certificación internacional ISO 9001 versión 1994 expedida por SGS Colombia S.A. Passicol tiene su planta en Chinchiná, Caldas. Desde allí atiende el mercado nacional y exporta el 20 por ciento de su producción a mercados de Europa, Estados Unidos, Canadá Centro y Suramérica y el Caribe.

Guanábana en Plan Navidad

Con el apoyo de Instituto Nacional de Vigilancia de Medicamentos y Alimentos (Invima), la Dian aprehendió 15 toneladas de pulpa de guanábana procedente de Venezuela, que llegó sin licencias. El valor comercial de la fruta es de 25 millones de pesos. El procedimiento corresponde al Plan Navidad, que prevé acciones de control tributario, aduanero y cambiario en todo el país.

ya, podría estar anunciándole al mundo más reservas de hidrocarburos, que se sumarán a los 2.600 millones de barriles existentes.

Las nuevas perforaciones son Iskana y Capachos, a cargo de Hocol y Total; Potrerillo (Ecopetrol); La Hocha (Hocol); Niscota (BP), Fusa (Petrobras y Nexen), otra perforación distinta a *Gibraltar*, del controvertido bloque Sirirí por cuenta de Occidental y Dindal Profundo (GHK).

"Uno debe ir a donde el petróleo es bueno, donde hay buen potencial", dijo recientemente al New York Times, Larry Murphy, vicepresidente senior de Nexen para exploración y producción internacional. Esta empresa canadiense perfora un pozo en Colombia en el que se ha estimado que existen 1.400 millones de barriles.

Estas compañías junto con otras jugadoras de talla mundial, invertirán por lo menos 750 millones de dólares en los próximos años en exploración.

Inclusive, podrían haber premios secos para el gobierno



La Hocha, Hocol
Iskana, TFE, HC
Acevedo, Talismán
● Prospectos a perforar 2001-2002
○ Grandes prospectos en los años 90
■ Perforación en los próximos tres meses

Fuente: Ecopetrol
Gráfico: Diseño Editorial /EL TIEMPO

Pastrana ya que de los 15 prospectos, dos en una fase más avanzada han mostrado la existencia de crudo, luego de que los geólogos extrajeran rocas impregnadas de petróleo, similares a las que se encontraran meses antes de confirmarse el descubrimiento de Cusiana y Cupiagua en la década de los 90.

Se busca petróleo en un territorio que equivale a 2,5 veces el tamaño de Casanare.

Aunque eso no es para nada una garantía sobre la dimensión de estos campos localizados en el Piedemonte Llanero, en Ecopetrol hay optimismo.

"Lo que puedo decir en este momento es que el año entrante van a subir las reservas de petróleo de Colombia", aseguró a *EL TIEMPO*, Alberto Calderón, presidente de la empresa quien prefirió mantener en reserva los nombres y la localización detallada de estos campos por razones de seguridad.

Dentro de todo este ajedrez, la firma de contratos de asociación ha sido clave para la reactivación. En el 2000 se firmaron 32 contratos, el mayor número en la historia del país y este año se cerrará con 28 nuevos. La importancia de estos es que el 93 por ciento del petróleo encontrado en Colombia en los últimos 30 años ha sido a través de este instrumento.

rios (Floreña, el malogrado Coporo y Anaconda), en los próximos años se podrán perforar hasta 15 prospectos.

En el 2001 según Ecopetrol se *duplicará la sísmica* 2D. Se culminará el año con unos 1.500 kilómetros.

La posición de Calderón contrasta con la del senador Hugo Serrano, experto en el tema y quien afirma que en Ecopetrol se peca de exagerado optimismo y que el panorama no es tan despejado como lo pintan.

"Me preocupa mucho que con los bajos precios del petróleo las compañías multinacionales recorten los presupuestos de exploración. La industria del petróleo va a entrar en la época de vacas flacas y eso se va a reflejar aquí", dijo el parlamentario, quien citará esta semana a un debate en el Congreso para evaluar la política petrolera.

Así que como dicen los más arrojados jugadores: que gire la ruleta porque la suerte está echada, para este sector que anualmente le transfiere casi 3 billones de pesos a la Nación.





EL TIEMPO
LUNES 26 DE NOVIEMBRE DE 2001

COMPUTADORES

EL 'RESBALÓN' DE UN GRANDE

Starmedia, símbolo de Internet en América Latina enfrenta su más grave crisis.

3-9



COMPUTADORES

UNIDOS CONTRA EL CIBERDELITO

El viernes, 30 países firmaron un documento en el que se comprometen a luchar contra el terrorismo en línea.

3-12

ECONÓMICAS

BUSCAN SOCIO EN VENEZUELA

Avianca quiere expandir su operación en ese país para atender la creciente demanda aérea.

3-5

ESTUDIO / CIFRAS DE AMÉRICA LATINA

Comercio electrónico creció 137%

COMPUTADORES

Las ventas electrónicas al consumidor en América Latina llegarán a 1.280 millones de dólares este año, más del doble que los 540 millones de dólares alcanzados el año 2000, lo que representa un incremento de 137 por ciento.

Estas cifras forman parte del informe 'Comercio electrónico en Latinoamérica 3.0: rompiendo barreras', elaborado por The Boston Consulting Group (BCG) con el apoyo de Visa International (región América Latina y el Caribe).

"En el marco de la desaceleración de la economía local y global, sorprende advertir cuánto crecimiento se observa en América Latina, liderado por jugadores que usan Internet para generar una ventaja competitiva"

ENFERMEDADES / BUSCAN FINANCIACIÓN PARA TRATAMIENTOS COSTOSOS

Pondrán orden en las EPS

Las EPS que no tengan afiliados con enfermedades catastróficas recibirán menos recursos del sistema de salud, los cuales se canalizarán hacia las entidades que sí los atienden.

ECONÓMICAS

El calvario de miles de personas afiliadas a las Empresas Promotoras de Salud (EPS), como el ISS, Famisanar, Colmena o Susalud, que sufran Sida o cáncer, entre otras enfermedades catastróficas, está por acabarse.

Hoy en día una persona que sufre una enfermedad de este tipo y acude a una EPS se estrella, con algunas excepciones, con una infinidad de obstáculos que impiden que se le preste la debida atención y que terminan agravando la salud del usuario. El camino que queda es la tutela.

Con el fin de superar esa situación, las EPS tendrían que dedicar no menos de 28.900 pesos por cada persona afiliada para financiar los tratamientos costosos. Hoy no hay un monto predeterminado lo que lleva a que cada EPS fije la cuantía que a bien le parezca.



TRATAMIENTOS COSTOSOS, como la diálisis, buscan ser financiados con una redistribución de los recursos de la salud. Martín García / EL TIEMPO

En las EPS están inscritos alrededor de 14 millones de colombianos, por lo que, en principio, se destinarían más de 404.000 millones de pesos anuales para atender a quienes padezcan de Sida, cáncer o requieran transplantes de médula ósea, riñón o corazón o reemplazo de cadera o rodilla, entre otros procedimientos médico-quirúrgicos.

La decisión debe ser adoptada por el Consejo Nacional de Seguridad Social en Salud (Cnsss), que hoy abordará el estudio de la distribución de la Unidad de Pago por Capitación (UPC, que es lo que el sistema le reconoce a cada una de las 27 EPS privadas y públicas por cada afiliado), fijada para este año en 289.120 pesos.

La propuesta busca aliviar la carga que pesa sobre el ISS en la atención de pacientes con esas enfermedades y que estos no sean rechazados por algunas EPS que reorientan su afiliación hacia el Seguro Social.

Tanto el Gobierno como el Instituto han señalado que de aproximadamente 30.000 personas con esas enfermedades cuyo tratamiento es demasiado costoso, el 80 por ciento son atendidos por el ISS, en los cuales debe invertir alrededor de 350.000 millones de pesos anuales.

La iniciativa consiste en dividir la UPC en dos porciones: una básica del 90 por ciento (260.208 pesos) para que las EPS presten los servicios incluidos en el Plan Obligatorio de Salud (POS) al que tienen derecho los afiliados, y el 10 por ciento restante (28.912 pesos) para atender las enfermedades catastróficas.

Si una EPS no tiene afiliados con enfermedades catastróficas, únicamente recibirá 260.208 pesos por cada inscrito. Los otros 28.912 pesos serán entregados a las EPS que deban atender a pacientes con estas patologías. 3-5

el Caribe).

"En el marco de la desaceleración de la economía local y global, sorprende advertir cuánto crecimiento se observa en América Latina, liderado por jugadores que usan Internet para generar una ventaja competitiva" afirmó Jorge Becerra, vicepresidente de BCG.

Sin embargo, los puntos débiles de la oferta y los desafíos constantes de los sistemas de pago, entrega y servicio al cliente siguen limitando el crecimiento de las ventas minoristas por Internet en la región.

Según el documento, Brasil tiene el mayor crecimiento del mercado electrónico de la región, con una proyección de ingresos de 906 millones de dólares para este año. México, con 134 millones, y Argentina, con 119 millones escoltan al líder, mientras que Chile ocupa el cuarto puesto en el mercado con 45 millones de dólares.

A diferencia del año 2000, cuando solamente dos categorías de ventas por Internet tuvieron ingresos por más de 100 millones de dólares, en el 2001 cuatro superarán esta cifra: automóviles, con ventas directas que llegarán a los 504 millones; subastas minoristas (la mayor del 2000), con 203 millones; viajes, con 140 millones, y computadores y programación, con 139 millones.

Según el estudio, 66 por ciento de las compras por Internet se realizan con tarjeta de crédito o débito.

Áreas sin progreso

Durante la elaboración del informe del año 2000, BCG llevó a cabo un ejercicio llamado *mystery shopping*, que demostró cuánto quedaba todavía por mejorar en una experiencia de compras electrónicas típica. El ejercicio se repitió este año, y no se observaron mejoras significativas en tres áreas críticas: pagos, entrega y servicio al cliente.

Por ejemplo, 95 por ciento de los sitios aceptan tarjetas de crédito, pero en cierta medida los consumidores y los comerciantes siguen desconfiando de las transacciones con este medio de pago, pese al uso cada vez mayor de sistemas seguros y de certificados digitales emitidos por terceros.

Por eso, aunque hasta la fecha el crecimiento del comercio electrónico minorista en América Latina ha sido constante, el informe resume algunos puntos estratégicos específicos que se deben mejorar para que los minoristas de Internet aumenten la eficacia global de las operaciones.

Entre ellos se destacan: enfocarse en fuentes específicas de valor, identificar y tomar como objetivo el segmento de mercado adecuado y administrar con cuidado los gastos discrecionales.

Panorama futuro

Si bien es cierto que la economía regional se debilitó, las perspectivas de crecimiento del comercio electrónico para el año 2002 son positivas. El informe menciona varias oportunidades para crecer.

Por ejemplo, con el bajo índice de penetración de la tecnología en América Latina, es posible llevar al mercado electrónico a más consumidores usando kioscos de Internet y otras soluciones creativas, que les permitan a los usuarios cruzar la barrera digital que limita la actividad en la región.

Ciertas categorías de ventas, como las subastas minoristas, ofrecen precios sin competencia, una propuesta de especial valor en épocas adversas para la economía.

'Comercio electrónico en Latinoamérica 3.0: rompiendo barreras' es el tercer informe de BCG y Visa International acerca del comercio electrónico en esta región.

ECONÓMICAS

CIFRA DEL DÍA
$2,5 billones hay acumulados en el Fondo de Ahorro y Estabilización Petrolera (Faep).

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.317,57	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY	Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.060,00	Hoy	0,62	Hoy	19,85	Hoy	924,72	DTF	11,38%	$ 121,1669	Bolívar	3,11	3,21
Casa de cambio (v)	$ 2.110,00	Ayer	0,61	Ayer	18,96	Ayer	917,02	DTF Trimestre anticipado	10,63%	MAÑANA	Dólar (Ecuador)		$ 2.317,57
								TBS Efectivo anual Bancos a 90 días	11,41%	$ 121,1746	Peso mexicano		257,70

Multan a cadenas comerciales

La Superintendencia de Industria y Comercio multó a Almacenes Éxito con 400 millones de pesos por no cumplir con las normas de protección al consumidor referentes a la publicidad de bienes y servicios mediante el sistema de financiación. Así mismo fueron penalizados con multas la cadena Carrefour, Carulla Vivero, Surtimax, EL Bodegón de Colombia y El Tía por infringir las normas sobre publicidad en el Estatuto de Protección al Consumidor. El Éxito dijo que apelará de la decisión.

Exportadores de mostrar

Modalidad	Premio	Empresa
Labor de exportación gran empresa	Ganador	Sofasa, Sempertex S.A
Labor de exportación gran empresa	Mención especial	Cerro Matoso
Labor de exportación Pequeña y mediana	Ganador	Alcántara Asociados
Labor de exportación empresa de servicios	Ganador	Aviatur S.A.
Premio Expoyme	Ganador	Dulces La Americana
Cooperación exportadora	Ganador	Dian Regional Norte
Proyecto de Exportación	Ganador	Insoft Ltda.
Mejor trabajo periodístico	Ganador	Grupo Cambio 16
Cooperación exportadora	Mención especial	Fundación Probarranquilla
Labor de exportación Pequeña y mediana empresa	Mención especial	C.I. Camaguey

Ayer fueron entregados los galardones correspondientes a la XI versión del Premio Nacional de Exportaciones Analdex y Proexport Colombia 2001. Uno de los principales premios lo obtuvo Sofasa que ha logrado convertirse en la primera ensambladora de vehículos en la Comunidad Andina. También fue galardonada la empresa barranquillera Sempertex, así como Aviatur, Conavi y Dian Regional Norte, entre otras.

Utilidades récord en Ecopetrol

Ecopetrol registró utilidades netas por 1,38 billones de pesos en los primeros 9 meses del año 2001, el mejor resultado en sus 50 años de existencia. La cifra representa un aumento de 43 por ciento frente a los 971 mil millones de pesos que reportó la empresa en el mismo periodo del año 2000. Los resultados se

SEGUROS / AÚN NO HAY SOLUCIÓN PARA TÚNEL DE LA LÍNEA

La pesadilla de las pólizas para obras

Aseguradoras dicen que obras como La Línea y el corredor de Zipaquirá, y un tramo de TransMilenio, entre otras, están en riesgo. En el extranjero nadie las quiere asegurar.



EL TÚNEL DE LA LÍNEA reducirá en 80 minutos el recorrido de los camiones en la vía Calarcá-Cajamarca. Archivo / EL TIEMPO

Tres grandes firmas aseguradoras del país –El Estado, Cóndor y Confianza– coincidieron ayer en señalar que varias de las obras de infraestructura más importantes están en riesgo porque no se ha logrado el respaldo internacional para expedir las pólizas correspondientes.

"El problema es que nadie se arriesga a asegurar obras superiores a cinco años por la inestabilidad política, económica y de orden público del país, y menos después de los atentados del 11 de septiembre en E.U.", dijo Clara Rusinque gerente de fianzas de Seguros del Estado.

Incluso, el miércoles se reunieron con el Gobierno en busca de salidas sin que se haya llegado a un acuerdo.

De acuerdo con las aseguradoras extranjeras acepten reasegurar a las colombianas en obras de más de cinco años.

"Hemos propuesto que se separen las pólizas de explotación y de mantenimiento porque a juicio de los reaseguradores son dos coberturas diferentes. Ello implicaría modificaciones o reglamentación de la Ley 80. Pero no se ha recibido respuesta", agregó Fadul.

En el caso del corredor Zipaquirá–Bucaramanga, obra avaluada en 120 millones de dólares y cuya licitación se cierra hoy, se supo extraoficialmente que al menos uno de los licitantes tendría ya la póliza o garantía bancaria correspondiente.

En el caso de TransMilenio, a cargo del Instituto de Desarrollo Urbano (IDU) las aseguradoras han planteado que el mantenimiento sea de cua-

IVA SOCIAL

'Reforma quedará enterrada'

Para el Gobierno el llamado IVA social "está enterrado". Cinco de los nueve ponentes de la reforma presentaron ayer ponencia negativa a esa reforma, por considerar que es inconveniente y no hay recursos para su financiación.

"No podemos crearle ilusiones al pueblo, que no se van a cumplir", sostuvo el representante William Sicachá quien, junto con William Vélez, Reginaldo Montes, Myriam Paredes y Jesús Ignacio García radicaron la ponencia en contra del proyecto.

El ministro de Hacienda, Juan Manuel Santos, afirmó que lo más indicado sería una Ley, si se trata de ayudar a los más pobres y reiteró la inconveniencia de reforma la Constitución Nacional para destinar un porcentaje del IVA a los pequeños municipios.

La reforma ordena que el 25 por ciento del recaudo del IVA sea para inversión social.

El representante Tarquino Pacheco, quien junto con José Joaquín Vives, Jeremías Carrillo e Iván Díaz presentaron ponencia favorable, dijo que hay que ser coherentes y les pidió a sus colegas que expliquen la posición inicial que asumieron con este proyecto.

resultado en sus 50 años de existencia. La cifra representa un aumento de 43 por ciento frente a los 971 mil millones de pesos que reportó la empresa en el mismo periodo del año 2000. Los resultados se explican por mayores ventas internas, aumento de los rendimientos, disminución de gastos financieros, entre otros.

Déficit en balanza industrial

Balanza comercial


2000
9.713,8
7.997,9
1.715,8
2001
9.334,8
9.090,0
244,8
Exportaciones
Importaciones
Balanza
Millones de dólares, enero-septiembre

Fuente: Dane.

A 244,8 millones de dólares, desde 1.715 millones, se redujo el superávit comercial de Colombia en los primeros nueve mes del año. En productos industriales el déficit aumentó en 794 millones de dólares, principalmente en maquinaria y equipo, mientras en el renglón minero hubo un bajonazo del superávit de 3.586 a 2.949 millones de dólares.

Aumenta área edificada

El crecimiento del área terminada (1,0 millones de metros cuadrados), el avance de las obras que continúan en proceso (2,4 millones) y las obras iniciadas en el tercer trimestre (861.884 metros cuadrados), llevaron a un aumento del 8 por ciento en este período en el PIB de las edificaciones frente a igual lapso del año pasado, según el Dane.

Nuevo censo del Sisben



El Conpes aprobó ayer nuevas condiciones para aplicar al Sistema de Identificación de Beneficiarios (Sisben). En adelante se tendrán en cuenta la localización, condiciones y servicios en la vivienda; escolaridad y no asistencia; características demográficas; seguridad social; y bienes durables. Para ello se hará una encuesta que cubrirá alrededor de 7,5 millones de hogares (30 millones de personas).

Españoles, a Barranquilla

Los Grupos españoles Canal Isabel II y Técnicas Valencias del Agua – Tecvasa obtuvieron el 75 por ciento de las acciones de la Sociedad Interamericana de Aguas y Servicios Inassa, operador de la Sociedad de Acueducto, Alcantarillado y Aseo de Barranquilla S.A. E.S.P. Triple A. Inassa es la cabecera del Grupo Empresarial Triple A y la tenedora de las participaciones del holding en empresas de Colombia, Venezuela, República Dominicana y Ecuador.

...nieron con el Gobierno en busca de salidas sin que se haya llegado a un acuerdo.

De acuerdo con las aseguradoras consultadas, las obras en riesgo son el túnel de La Línea, el corredor Zipaquirá-Bucaramanga y el tramo de la Calle 13 de TransMilenio.

El panorama se agrava si se tiene en cuenta que el cierre de estas licitaciones está próximo: hoy se cierra la del corredor de Zipaquirá y el próximo miércoles las de TransMilenio y La Línea, que ya había sido aplazada por el lío de los seguros.

William Fadul, presidente de la Federación de Aseguradores Colombianos (Fasecolda), dice que desde 1999 se está pidiendo al Gobierno que cambie la reglamentación para que las ase...

...ro no se ha recibido respuesta", agregó Fadul.

En estudio

El ministro de Transporte, Gustavo Canal, reconoció que aún no hay una solución para el caso del túnel de la Línea, obra tasada en cerca de 267 millones de dólares.

"La licitación continúa. Quedan cuatro días hábiles antes de su cierre y estamos estudiando salidas, pero la fórmula aún no ha aparecido", dijo.

El Ministro agregó que, según la Ley 80, no es posible fraccionar las pólizas como los proponen las aseguradoras.



GUSTAVO CANAL, mintransporte.

...no (IDU) las aseguradoras han planteado que el mantenimiento sea de cuatro y no de cinco años, por eso hasta ahora se han abstenido de entregar las pólizas.

El IDU está estudiando esta modificación, no obstante, su directora, María Isabel Patiño, dice que confía en que las aseguradoras no pondrán obstáculos a la obra.

"Me resisto a creer que me vayan a bloquear una vía que necesita la ciudad y que generará empleo".

El Gobierno tiene la palabra.

u.investigativa@eltiempo.com.co

hay que ser coherentes y les pidió a sus colegas que expliquen la posición inicial que asumieron con este proyecto. "No se puede repartir hostias y no dar la misa", dijo.

Pacheco señaló que lo importante de la iniciativa es cambiar la concepción del Estado y la distribución de la riqueza para beneficiar a los que no tienen nada, pero Santos puntualizó que "el país tiene otros problemas qué atender que la distribución del IVA, que por lo demás resulta antitécnica".

El director de Planeación Nacional, Juan Carlos Echeverry, amenazó con renunciar si aprobaban la reforma. "No lo voy a dejar renunciar", aseguró Santos.

PERFIL / ESPUELAS, CREADOR DE STARMEDIA

La mala racha del 'Bill Gates latino'



FERNANDO ESPUELAS ocupó la presidencia de Starmedia hasta el 15 de noviembre pasado.

Fernando Espuelas ocupó un día la primera página de la revista *Time*, como uno de los grandes líderes del nuevo milenio en la industria informática de América Latina.

Hoy en día, si el directivo llegara a ser portada de una revista, sería por haber sido despedido de uno de los gigantes de Internet del continente y por las dudas que se han generado en torno de los 10 millones de dólares de ingresos que fueron reportados inapropiadamente por AdNet y Starmedia México a la casa matriz de la multinacional.

Que lo comparen con Gates es un reflejo de la mentalidad latina.

La gestión de Espuelas al frente de Starmedia, empresa que él mismo fundó en 1996 y de la que fue director ejecutivo y presidente hasta hace poco tiempo, le valió el reconocimiento del 'Simón Bolívar de la web' o 'el Bill Gates latinoamericano'.

Uruguayo, historiador y gran defensor de la difusión del español en Internet –a pesar de que lo habla un poco trabado por el tiempo que ha vivido en Estados Unidos–, Espuelas y su empresa enfrentan hoy una crisis que, paradójicamente, se presenta durante la época en que Starmedia esperaba convertirse en una compañía rentable, sin números rojos en su balance.

En su oficina de Nueva York, Fernando Espuelas se sentía en medio de un sueño al ver que lo que nació como una idea descabellada que pocos entendían se hizo realidad. Según le manifestó a EL TIEMPO, se divertía enormemente al ver la evolución del mercado: "Muchas de las empresas con que nos sentamos a hablar hace un par de años nos dijeron: 'América Latina es solamente una masa de pobres que no tienen nada: no tienen teléfonos y seguro no tienen computadores'. Ahora, todos apuntan hacia esta región".

Starmedia nació, precisamente, como una manera de impulsar el mercado latinoamericano de Internet. La confianza de los inversionistas y el éxito entre los usuarios la llevó a la cima entre las comunidades virtuales de la región, al tiempo que Espuelas comenzó a adquirir el reconocimiento que llevó a que lo compararan con Bill Gates.

Sin embargo, más que un halago, el asunto le parece un reflejo de nuestra sociedad: "Gates representa, de alguna manera, la posibilidad que tiene un individuo de cambiar el mundo, algo que en América Latina nos entrenan para decir que no podemos hacer".

Hoy, aunque el retiro de Espuelas de la presidencia de Starmedia obedece a un proceso de renovación acordado hace meses, su nombre ya no aparece en las primeras páginas como sinónimo de éxito.

THE WALL STREET JOURNAL AMERICAS.®

A-16 VIERNES 23 DE NOVIEMBRE DE 2001 http://interactivo.wsj.com Una publicación de DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—

EL COMITÉ de política exterior del parlamento noruego autorizó al gobierno a recortar la producción de petróleo entre 100.000 y 200.000 barriles por día. El ministro de Petrólero noruego agregó que cualquier reducción de Noruega dependería de lo que hagan los otros países no miembros de la OPEP.

* * *

Goldman Sachs Group, podría despedir hasta 1.000 empleados si se siguen deteriorando las condiciones en Wall Street, dijo un analista del sector.

* * *

ING Group informó que sus ganancias del tercer trimestre cayeron un 83% debido a los reclamos surgidos de los ataques terroristas del 11 de septiembre. Sus beneficios del trimestre fueron de 901 millones de euros.

* * *

Merrill Lynch acordó la venta de su filial canadiense de banca privada a Canadian Imperial Bank of Commerce por entre US$207 millones y US$406 millones.

* * *

NTT, principal empresa de telecomunicaciones de Japón, informó que perdió US$2.100 millones en su primer semestre fiscal y puso en marcha un plan reducción de costos. La firma espera perder US$2.689 millones en todo su año fiscal.

* * *

Taisei Fire & Marine Insurance, aseguradora japonesa, se acogió a las leyes de bancarrota ante un tribunal de Tokio. La firma dijo que esta decisión fue impulsada por los reclamos de US$604,2 millones provenientes de los ataques terroristas y a que sus deudas superan el valor de su activo.

* * *

Cuba y EE.UU. firmaron su primer acuerdo de venta de alimentos en cuatro décadas. A raíz de la flexibilización del embargo contra Cuba que redujo las restricciones en exportación de comida, las estadounidenses Archer-Daniels-Midland, Cargill y Riceland Foods aceptaron vender cerca de US$25 millones en productos alimenticios a la isla.

* * *

La UE ha levantado la prohibición a la importación de carne de res del estado brasileño de Río Grande do Sul, impuesta cuando se descubrió allí un caso de fiebre aftosa, anunció la prensa local. El comercio se reanudará el 1 de diciembre.

* * *

La tasa oficial de desempleo en México llegó a un 2,93% en octubre, su nivel más alto en tres años y por encima del 2,51% en septiembre, según el instituto nacional de estadística o INEGI. Esta cifra oficial incluye a toda persona mayor de 12 años que haya trabajado menos de una hora por semana.

* * *

Bunge, agrícola con sede en EE.UU., reestructurará sus unidades en Brasil para reducir de cuatro a dos sus divisiones brasileñas que cotizan en bolsa. La decisión simplificaría su estructura corporativa, incrementaría liquidez y mejoraría la comunicación con los mercados financieros locales.

* * *

Los trabajadores de Bancolombia aceptaron un alza salarial de un 11,4% retroactiva a 1 de noviembre. El sindicato pedía un incremento en sueldos de un 14%.

China exporta deflación

Rivales como México podrían verse perjudicados

JASON BOOTH
Y MATT POTTINGER
Redactores de The Wall Street Journal

Para sus clientes en China, Jiang Xue En, es un vendedor de motocicletas, pero para el resto de Asia es un agente deflacionario.

Su compañía, Luoyang Northern EK Chor Motorcycle Co., con sede en la provincia china de Henan, ha visto caer el precio de las motocicletas domésticas en una tercera parte durante el año pasado, debido al exceso de producción. O sea que Jiang está centrando su atención en los mercados internacionales.

"Es como si una plaga golpease el mercado doméstico", afirmaba Jiang recientemente en una feria comercial realizada en el sur de China, en la que hizo alarde de sus brillantes motos, que se comercializan bajo la marca Dayang.

Esas son malas noticias para el resto de los exportadores del mundo. Ya se trate de aparatos de televisión, textiles o videodiscos digitales, los reducidos precios de las exportaciones chinas ya están presionando los precios a la baja a través de Asia. Y es posible que la entrada de China a la Organización Mundial de Comercio (OMC) cause problemas más allá de Asia.

Entre los que podrían verse seriamente perjudicados estaría América Latina.

México, que compite directamente con China en ropa, zapatos y productos electrónicos. Se espera que las exportaciones de artículos de ropa chinos aumenten hasta alcanzar el 47% del mercado exportador mundial para 2005, comparado con sólo el 18% si no el país no hubiese accedido a formar parte de la OMC, según el Banco Mundial.

Y la cosa no acaba ahí: "Una mayor interacción comercial con China ejercerá presión en los precios a través de Asia, en especial sobre aquellos países que compiten más a través de precios que de tecnología", afirma Graham Parry, economista de Lehman Brothers en Tokio. "Por ese motivo, Asia seguirá siendo una fuente de deflación para el resto del mundo".

El Banco Mundial pronostica que la actual cuota mundial exportadora de china casi se doblará, hasta el 6,8%, para el año 2005, comparado con el 4,8% que representaría el país si no accediese a la OMC.

Pero la deflación no sólo es una amenaza para Asia. El índice de precios mayoristas de Estados Unidos cayó un 1,6% en octubre en comparación con septiembre, la mayor caída en un mes desde que comenzó a elaborarse el indicador en 1947. La caída incrementó la preocupación de que la serie de recortes de tasas de interés decidida este año por la Reserva Federal no sea suficiente para revivir una economía mundial que se está ralentizando.

Puede que la deflación China sea menos perjudicial para Estados Unidos, cuya economía ya es muy competitiva y muy abierta al comercio exterior, de lo que lo será para economías muy reguladas como la de Japón. Aun así, el incremento de las exportaciones de acero chinas, que subieron un 68% en 2000, ha dejado a las siderúrgicas con un enorme exceso de existencias, que han vendido a precios muy bajos en EE UU, contribuyendo a una fuerte caída de precios y provocando una investigación antidumping por parte de las autoridades estadounidenses.

De todos modos, la entrada del gigante amarillo en la OMC podría tener un efecto deflacionario sobre cualquier nación que se vea forzada a rebajar sus aranceles de importación. En este sentido, cabe destacar que los precios de los alimentos deberían caer en Europa si la UE permite la entrada de importaciones agrícolas más baratas.

Una de las preocupaciones de los exportadores globales es la caída de los precios de los bienes electrónicos chinos. La feroz competencia entre las docenas de fabricantes implica que los aparatos de televisión se están vendiendo a precios por debajo de los costes de producción.

Estos bajos precios están ayudando a China a ganar cuota de mercado, según un informe reciente de Merrill Lynch, que dice que las exportaciones de productos electrónicos de China, como televisores, radios y computadoras, se incrementaron un 25% en la primera mitad de este año respecto al mismo período del año anterior, mientras que exportaciones comparables de Corea del Sur y Taiwan cayeron un 8,8% y un 12,4% respectivamente.

La presión será mayor para aquellos que compiten más a través de precios que de tecnología.

China suministra en la actualidad alrededor del 10% de las importaciones estadounidenses de equipos de telecomunicaciones y maquinaria para oficinas, aproximadamente el doble que hace tan sólo tres años, y casi lo mismo que México, según el Banco Mundial.

De todos modos, China tendrá que enfrentar también sus propios problemas. Los economistas calculan que las empresas estatales emplean alrededor del 60% de la fuerza laboral urbana del país, pero esas empresas aportan sólo el 30% de las producción económica. Se calcula que los préstamos incobrables suponen alrededor del 40% de los préstamos totales. Y además, la entrada de China a la OMC ejercerá una presión todavía mayor sobre las compañías inviables.

La bolsa abre horizonte a un gigante publicitario

VANESSA O'CONNELL
Redactora de The Wall Street Journal

En esta etapa difícil por la que atraviesa el sector publicitario, vale la pena seguir la pista a Robert C. Brennan. El ejecutivo de 42 años dejó un empresa de negociación de medios en enero para convertirse en director general de Leo Burnett Worldwide. Su itinerario busca preparar a la agencia con sede en Chicago, creadora de marcas simbólicas tan poderosas como el Hombre de Marlboro, para su salida a bolsa dentro de su firma matriz, Bcom3 Group.

"Mi tarea más ardua es cambiar a una compañía con una idiosincrasia que tiene profundas raíces en el pasado", dice.



Robert C. Brennan

Oficialmente, Bcom3 dice que la salida a bolsa debe tener lugar a comienzos del próximo año. Pero observadores externos dicen que les sorprendería que fuera tan pronto, o que simplemente ocurriera. Bcom3 es propiedad en un 20% de la publicitaria japonesa Dentsu, que realiza ahora su propia salida a bolsa. Repleta del nuevo capital que ganó con su oferta pública, Dentsu podría tratar de obtener algo para Bcom3 y así ganar una mayor presencia en Estados Unidos.

Un vocero de Dentus rehusó hacer comentarios. Gracias a su largo historial como una compañía que no cotiza en bolsa, Leo Burnett ha podido permanecer como una de las publicitarias más herméticas. Una salida a bol-

impulsada por los reclamos de US$604,2 millones provenientes de los ataques terroristas y a que sus deudas superan el valor de su activo.

* * *

Siemens busca un socio para su filial de telefonía celular con el fin de mantener su objetivo de ser el principal fabricante mundial del sector. Toshiba sería un posible socio para esta empresa.

* * *

El IPEA de Brasil, órgano gubernamental de estudios económicos en ese país, estima que el PIB del país para 2002 crecerá un 2,4%, según la prensa local. El instituto considera que las tasas de interés caerán del 19% al 18% en el año, según los niveles de inflación.

* * *

Ecuador pondrá a subasta en enero un paquete de un 51% en 17 plantas de electricidad, con un valor total estimado de US$595 millones. La venta había sido originalmente planeada para el 31 de julio. Unión Fenosa de España, la estadounidense AES y Perez Companc de Argentina han llenado los requisitos para participar en la subasta.

rial de un 11,4% retroactiva a 1 de noviembre. El sindicato pedía un incremento en sueldos de un 14%.

* * *

El Banco Central de Venezuela ajustó el crecimiento del PIB en el segundo semestre de 2001 a un 2,6%, por debajo del 2,9% anunciado en agosto. El crecimiento del tercer trimestre del año fue de un 2,8%.

* * *

Las exportaciones de vino chileno crecerán un 3% este año y hasta un 6% en 2002, dijo el presidente de la asociación del sector. Se prevén ingresos por exportaciones en 2001 de US$600 millones en 2001.

* * *

Fruit of the Loom, marca de ropa estadounidense, no logró la aprobación judicial para su plan de bancarrota, poniendo en peligro la oferta de compra de US$835 millones de Berkshire Hathaway. Esta firma del inversionista Warren Buffett ya había aclarado que podría retirar su oferta si no se cumplía el el procedimiento de bancarrota.

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no hubiese accedido a formar parte de la OMC, según el Banco Mundial.

Y la cosa no acaba ahí: "Una

De todos modos, la entrada del gigante amarillo en la OMC podría tener un efecto deflacionario sobre cualquier nación que se vea forza-

los préstamos totales. Y además, la entrada de China a la OMC ejercerá una presión todavía mayor sobre las compañías inviables.

¿Guerra de ofertas por los cruceros?

NICOLE HARRIS
Redactora de The Wall Street Journal

¿Se quedará con los brazos cruzados la mayor empresa de cruceros, Carnival Corp., mientras sus principales rivales, Royal Caribbean Cruises Ltd. y P&O Cruises PLC. planean fusionarse?

La transacción propuesta, valorada en cerca de US$3.000 millones, crearía el mayor conglomerado de cruceros del mundo, rebasando con mucho a Carnival en el primer puesto.

A pesar de una multa de US$62,5 millones en caso de que fracase la negociación y de una planeada empresa conjunta entre la número 2, Royal Caribbean, y la número tres, Princess, que sería complicado disolver, algunos en Wall Street predicen que Carnival podría hacer su propia oferta por Princess.

"Hay una posibilidad realista de que Carnival intervenga", dice una administrador de cartera con una participación en Carnival y quien prefirió el anonimato. "Están mirando el acuerdo detenidamente y evaluando sus opciones".

Robin Farley, analista con UBS Warburg en Nueva York, quien piensa que Carnival podría intervenir, señala que Carnival sondeó a Princess acerca de una adquisición hace dos años.""Princess es la última adquisición significativa que queda por hacer", dice.

La unión, anunciada el martes, se produce en un momento en que la industria de los cruceros está batallando para llenar una flota de barcos que se ha expandido velozmente aun cuando la débil economía y el temor a viajar han contraído la demanda. Royal Caribbean, con sede en Miami, y Princess, con sede en Londres, esperan reducir sus costos y fortalecer su posición en el mercado frente a la fuerte presión de los precios.

Los analistas dicen que Carnival puede capear el bajón económico actual y mantener su independencia. La compañía tiene un portafolio de seis marcas de cruceros, con un abanico de precios que va desde lo económico hasta lo ultra lujoso y en regiones desde el Caribe hasta Alaska y el Mediterráneo.

Carnival también tiene el tiempo y el dinero de su lado. Es la empresa más rentable de la industria y tiene US$3.300 millones en efectivo y líneas de crédito. "Tenemos un sólido balance, sólidos flujos de caja y márgenes operativos ... Podemos esperar y ver como se desarrolla esto y resolver qué es lo mejor para nosotros", dijo en una entrevista Howard Frank, vicepresidente del directorio de Carnival.

El presidente de Royal Caribbean, Richard D. Fain, quien mantendrá el puesto en la empresa conjunta, dijo que no quiere predecir lo que hará Carnival, pero dijo que espera que la compañía rival vea la fusión como "algo bueno para la industria". Una vocera de Royal Caribbean se negó a ampliar los comentarios, y no se puedo localizar a un portavoz de Princess.

La transacción aún tendrá que esperar la aprobación de los accionistas y reguladores. Se espera que sea analizado con mucha atención por los reguladores en EE.UU., Alemania y Gran Bretaña. Una pregunta clave es si acaso las autoridades verán a las empresas como grandes operadores en un nicho del sector de cruceros o pequeños participantes en el mercado de viajes de placer que es mucho más amplio.

Algunos en Wall Street señalan que a Carnival le conviene más esperar a ver cómo se resuelvan esos cuestionamientos.

"No estoy seguro de que sería lo más prudente entablar una batalla de adquisición cuando ni siquiera están seguros de que [la fusión] sea aceptada", dijo Tim Fidler, un gestor de cartera en Ariel Capital Management, que cuenta con acciones de Carnival desde hace cerca de 10 años. Fidler está de acuerdo con que Carnival no tiene presiones para actuar. "No veo ningún motivo por el que tengan que hacerlo, ni desde el punto de vista operativo ni desde el punto de vista financiero", dijo.

Aunque Royal Caribbean y Princess calculan ahorros de costos por US$100 millones por la unión, los analistas creen que aun así no se acercarían a la estructura de bajos costos de Carnival.

Carnival también podría beneficiarse mientras sus competidores se preocupan de integrar las dos líneas de cruceros. "Las culturas de estas dos empresas son muy distintas. ... Pasarán por tremendas transiciones para llegar a las economías de escala", dijo Frank.

Solo o acompañado

¿Se quedará Carnival de brazos cruzados mientras sus rivales P & O Princess y Royal Caribbean planean una fusión?

CARNIVAL

- **PRES. EJECUTIVO:** Micky Arison
- **SEDE:** Miami, Florida
- **EMPLEADOS:** 30.000
- **NÚMERO DE BARCOS:** 43, con unos 60.000 camarotes
- **INGRESO DE 2000:** US$3.780 millones
- **GANANCIAS DE 2000:** US$965 millones
- **MARCAS DE CRUCERO:** Carnival Cruise Lines, Holland America Line, Costa Cruises, Cunard Line, Seabourn Cruise Line, Windstar Cruises

Fuente: La compañía

El mercado pone presión a la compra de Enron por Dynegy

REBECCA SMITH
Y JOHN R. EMSHWILLER
Redactores de The Wall Street Journal

Aun cuando reafirmó su intención de adquirir Enron Corp., Dynegy Inc. está bajo una presión presión cada vez mayor para renegociar dejar el trato multimillonario.

La presión proviene del continuo deslizamiento en el precio de las acciones de Enron y los problemas financieros que el gigante de comercio de energía con sede en Houston, el mayor vendedor de electricidad y gas natural de Estados Unidos, está acumulando.

Durante el mes pasado, Enron sufrió un cargo contra sus activos por cerca de US$1.000 millones, revisó a la baja sus ganancias de los últimos años y tuvo que reducir en US$1.200 millones el valor del capital de los accionistas.

Los problemas provienen en gran medida de los negocios que Enron tenía con sociedades privadas, manejadas por algunos de sus propios ejecutivos, bajo investigación de la Comisión de Bolsa y Valores de EE.UU (SEC). En una documento que Enron entregó a la SEC el lunes, la empresa revela cientos de millones en descuentos de capital adicionales así como también la posibilidad de que su debilitado estado financiero la obligue a pagar anticipadamente más de US$2.000 millones en préstamos para fines del año.

La acción de Enron cayó US$1,98 el miércoles en la bolsa de Nueva York, o un 28%, a US$ 5,01, luego de haber caído otro 23% el martes. Un volumen superior a 115 millones de acciones se negoció el miércoles, más de cuatro veces el volumen de cualquier acción en la bolsa neoyorquina. Esta situación contagió a la acción de Dynegy. Las acciones de Dynegy cayeron el miércoles US$1,94, a US$39,76 por título.

Según el acuerdo de fusión, Dynegy tiene la posibilidad de renegociar o dejar de lado la operación si empeoran más los problemas financieros y legales de Enron. Pero algunos observadores dijeron que sería difícil invocar estas cláusulas.

Falla eléctrica

Cierre diario de Enron, en dólares

Cierre del miércoles: US$5,01, cae 28,33%

100, 75, 50, 25, 0
E F M A M J J A S O N
2001

Fuente: Tradeline.com

hacer comentarios. Gracias a su largo historial como una compañía que no cotiza en bolsa, Leo Burnett ha podido permanecer como una de las publicitarias más herméticas. Una salida a bolsa sería un gran paso para una compañía que valora mucho su independencia.

Para Brennan, el primer paso es frenar los costos. En una época en la que cada una de las grandes agencias de publicidad es propiedad de un holding que cotiza en bolsa, Leo Burnett ha nadado mucho tiempo contra la corriente. Hasta hace poco, disfrutó de una reputación tan fuerte que era capaz de cobrar comisiones de hasta un 15% de lo que los comercializadores gastaban en sus campañas.

Pero hoy, cuando los anunciantes ponen atención a los precios, Brennan quiere que la agencia compita en costos, así como en ideas de campañas. A fines del mes pasado despidió al 3% de su equipo en Chicago, en la segunda ronda de recortes en la agencia este año.

Aun si el mercado de salidas a bolsa se recupera y el negocio publicitario mejora, la firma matriz de Leo Burnett podría no ser tan atractiva para los inversionistas como otras agencias cuyas acciones ya están en manos del público.

Abbott Jones, director administrativo de AdMedia Partners, firma neoyorquina especializada en transacciones de agencias y compañías de medios, dice: "Avanzan, pero aún no han llegado".

Leo Burnett y agencias hermanas como D'Arcy Masius Benton & Bowles son colectivamente mucho menos rentables que otras agencias que cotizan en bolsa, dice Jones. En el trimestre que finalizó el 30 de septiembre, por ejemplo, el margen operativo de Bcom3 fue de un 6,3% sobre ingresos de US$456,6 millones.

Aunque carece de experiencia en la creación de anuncios, Brennan ha sido una potencia en el mundo de los medios. Ayudó a crear la firma especializada en compra de medios Starcom Mediavest Group (SMG), que negocia espacio para anunciantes en televisión y revistas. Fue bajo su supervisión, mientras era director general de operaciones de SMG, que General Motors, uno de los mayores anunciantes del mundo, contrató a la firma para que supervisara las tareas de planeación de medios para su cuenta, calculada en US$2.900 millones.

La sede regional para América Latina de Leo Burnett se encuentra en Miami, pero la firma tiene sucursales o empresas asociadas en toda la región.

clarue@eltiempo.com.co EL TIEMPO

ECONÓMICAS

CIFRA DEL DÍA

6.250 millones de pesos colocó el Gobierno en Títulos de Tesorería a 11,80 por ciento.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.319,34	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual			Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.060,00	Hoy	0,61	Hoy	18,96	Hoy	917,02	DTF	11,38%	HOY $ 121,1593	Bolívar	3,10	3,20
Casa de cambio (v)	$ 2.110,00	Ayer	0,61	Ayer	19,15	Ayer	895,94	DTF Trimestre anticipado	10,63%	MAÑANA $ 121,1669	Dólar (Ecuador)		$ 2.319,34
								TBS Efectivo anual Bancos a 90 días	11,14%		Peso mexicano		257,78

Relevos en AT&T

El ingeniero Carlos Ferrer Marulanda, gerente general de AT&T Colombia, fue transferido a Estados Unidos como uno de los vicepresidentes corporativos para el área de nuevos negocios. En su remplazo fue nombrado Gabriel Gutiérrez, quien actualmente ocupa la vicepresidencia de la empresa. Gutiérrez es ingeniero de sistemas de Mansfield State College en Estados Unidos.

Portafolio del Deceval

Entidades con títulos en custodia en Deceval

Año 2000

Entidad	%
Fondos de pensiones	33%
Fiduciarias	29%
Comisionistas de bolsa	22%
Bancos	8%
Compañías de seguros	4%
Entidades públicas	2%
Otras	2%

Fuente: Deceval.

El Depósito Centralizado de Valores (Deceval) creó la web Portafolio que permitirá a las entidades financieras, las comisionistas de bolsa y a las entidades emisoras de títulos valores consultar toda la información requerida sobre sus cuentas. Deceval del total de títulos en custodia, el 33 por ciento se encontraban desmaterializados, es decir que no cuentan con un título físico de papel.

ISO para Harinera del Valle

Harinera del Valle recibió ayer 3 certificaciones ISO 9002 que otorga el Icontec por la fabricación de harinas de trigo, harina precocida de maíz, pastas alimenticias y premezclas para panadería, así como la comercialización de azúcar. La empresa es la primera del sector molinero que logra certificar cinco plantas y en recibir el sello de calidad Icontec para cuatro productos.

Foro Económico Mundial

WORLD ECONOMIC FORUM

MINTRABAJO / REAJUSTE DEBE SER CON INFLACIÓN DEL 2001

Piden alza salarial de 9,5%

Convocan para los primeros días de diciembre al Consejo de Política Laboral y Salarial, que define el incremento en el mínimo y en el subsidio de transporte.


Incremento en el salario mínimo (%)
26,00 26,07 26,04 25,03 21,09 20,50 19,50 21,02 18,50 16,01 10,00 9,90
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
Fuente: Ministerio de Trabajo

Las centrales obreras destaparon ayer su propuesta sobre el incremento en el salario mínimo, que cobija a cerca de 4 millones de trabajadores colombianos.

El presidente de la Confederación General de Trabajadores Democráticos (CGDT), Julio Roberto Gómez, propuso un aumento de 9,5 por ciento, es decir 27.170 pesos, que incluye la inflación de este año prevista en 8 por ciento y 1,5 puntos por mejoramiento en la productividad.

"Este aumento tendría como fin recuperar la capacidad de compra y la calidad de vida de los consumidores colombianos, la cual se ha visto deteriorada en los últimos años", sostuvo el dirigente sindical.

Esa propuesta implicaría que el salario mínimo pasaría de 286.000 pesos a 313.170, sin contar el auxilio de transporte que este año es de 30.000 pesos.

El Gobierno no se ha manifestado oficialmente sobre cuál será la cifra que llevará a la mesa de concertación. Sin embargo, ayer el ministro de Trabajo, Angelino Garzón, se mostró partidario de hacer un aumento con base en la tasa de inflación de este año (que terminará alrededor del 8 por ciento) y la productividad, declaración que está en línea con lo planteado por las centrales obreras.

Lo anterior permitiría prever que este año, por segunda vez en la historia reciente, el salario mínimo aumentaría por concertación y no por decreto. La primera vez fue en 2000, cuando el alza fue del 9,9 por ciento.

La piedra en el zapato podría ser la posición del Banco de la República, que al igual que algunos analistas privados, ha sido enfático al recomendar que el reajuste debe hacerse teniendo en cuenta la inflación prevista para el 2002, es decir el 6,0 por ciento, y no sobre la cifra de este año de 8,0 por ciento.

A su vez, el presidente del Consejo Gremial, Sabas Pretelt, dijo que estas son posiciones de carácter académico que no necesariamente tendrán un gran peso en la mesa de negociación.

Comisión Laboral

El ministro de Trabajo anunció que convocará para los primeros días de diciembre a la Comisión de Política Laboral y Salarial, conformada por representantes de los gremios de la producción, el Gobierno y los trabajadores, que será en últimas la instancia que determine el nuevo incremento.

La Comisión definirá, además, el valor de la pensión mínima, que generalmente es igual a la del salario mínimo y el subsidio de transporte que reciben los trabajadores que devengan menos de dos salarios mínimos.

El alza en el salario mínimo es uno de los temas más polémicos de fin de año, porque de él depende el reajuste de muchos precios de la economía. Adicionalmente, sirve de ejemplo para el reajuste de los salarios de los demás trabajadores, es decir, no sólo aquellos que devengan el mínimo.


WORLD
ECONOMIC
FORUM
AFP

Más de 3.000 expertos participarán en la 32 edición del Foro Económico Mundial, que se inaugurará el próximo 21 de enero en Nueva York. Esta es la primera vez en que la reunión del Foro Económico se celebra fuera de la localidad suiza de Davos. En esta versión el foro centrará sus discusiones en el futuro del mundo tras los atentados del 11 de septiembre, explicó el presidente del foro Klaus Schawab.

'No perder el horizonte': Andi

La Asociación Nacional de Industriales (Andi) invocó el buen momento comercial entre Colombia y Venezuela y planteó que esta realidad debe primar sobre "el peligro de perdernos en las pequeñas diferencias que hoy nos preocupan". Dijo que las negociaciones del Alca son la prioridad y propuso que "el sector privado debe buscar constituirse en una instancia anterior a cualquier medida que afecte el comercio".

Uribe contra IVA Social



El candidato presidencial, Alvaro Uribe, se fue lanza en ristre contra el proyecto de IVA Social. En su opinión, "es incomprensible que a cuatro meses de la elección del Congreso, se apruebe una Reforma Constitucional para dedicar el 25 por ciento del IVA a pequeños municipios y a grupos sociables vulnerables como los vendedores callejeros", dijo. En su opinión, el IVA social que se propone es un engaño electoral a los pobres.

Nuevo centro DHL

La empresa DHL puso en funcionamiento ayer un centro logístico internacional en el cual se integran todos los pasos que se involucran en el comercio exterior. Allí se integran en una sola sede los procesos de recepción y entrega de envíos, asesoría aduanera, cargue y descargue de mercancía y asesoría de comercio. En la sede, cerca al aeropuerto Eldorado se invirtieron 14 mil millones de pesos y se construyó sobre 16 mil metros cuadrados.

SECUESTRO / ARTISTAS MARCHARON EN BARRANQUILLA

Cruz Roja gestiona liberación de músicos

Comisión humanitaria llegó a la zona rural de Norte de Santander. Familiares y amigos de músicos de Alfredo Gutiérrez confían en su pronta libertad.

CÚCUTA Y BARRANQUILLA

Mientras un grupo de músicos marchaba ayer en Barranquilla pidiendo la liberación de los músicos de Alfredo Gutiérrez, en Norte de Santander se conoció la llegada de dos comisiones integradas por la Cruz Roja Internacional y la Defensoría del Pueblo para interceder por la liberación de los secuestrados.

La comisión arribó en las últimas horas a la zona rural de Teorama (Norte de Santander) para iniciar el contacto con el frente Libardo Mora Toro, del Epl, y facilitar la liberación de los retenidos, que hoy cumplen 12 días en poder de ese grupo guerrillero.

Los organismos humanitarios se internaron en una apartada zona del bajo Catatumbo, donde habría comenzado el proceso de ubicación de los subversivos que hasta anoche no habían dado a conocer ninguna exigencia para liberar a las 17 personas que mantienen en cautiverio.

Aunque las autoridades no han entregado mayores informaciones sobre la presencia de los organismos en la región para no afectar las labores humanitarias, habitantes de la región aseguraron que los combates del Ejército fueron suspendidos.

Sin embargo, el comandante


NO MEZCLEMOS ARTE CON VIOLENCIA
¡PRESENTE!
EN SINCELEJO también se realizó ayer una marcha para pedir la libertad de los músicos de Alfredo Gutiérrez — Oswaldo Rocha

mantienen atentos porque "las operaciones militares no se han cancelado".

La llegada de la Cruz Roja Internacional a la región tranquilizó a los familiares y amigos de los secuestrados, quienes habían recibido con preocupación el anuncio de los guerrilleros según los cuales comenzarían a asesinar a los detenidos si las tropas del Ejército no despejaban cinco corregimientos del Catatumbo.

En ese sentido se pronunció ayer Alfredo Gutiérrez: "Aunque la incertidumbre es latente, no puedo negar que siento algo de respiro por los anuncios del Mininterior, de la Defensoría del Pueblo y de la Cruz Roja, que están trabajando en nuestra causa. Entiendo que no puede haber despeje, pero quiero creer que todo va a salir bien", dijo.

Fudra, en...

VIENE DE LA 1-14

El informe tiene dos explicaciones sobre la escalada de las Farc. Uno, que por la época de fin de año las arremetidas en Cundinamarca se incrementan, como paso previo a la ya acostumbrada tregua de Navidad, y el otro, que al 'amedrentar' al Gobierno, el próximo 20 de enero, fecha límite de la prórroga de la zona de despeje obligarán al Presidente a ampliar la zona hasta que termine su mandato.

El plan de las Farc ya se puso en marcha desde hace diez días cuando el pasado 12 de noviembre, a las 6 de la mañana, ocho personas, aparentemente comerciantes de la región oriental de Cundinamarca, fueron secuestradas, en la vía que une a Bogotá con e Choachí.

El plagio fue cometido, según el grupo Gaula del Ejército, por integrantes del frente 53 de las Farc que instalaron un falso retén en el kilómetro 20 en el sector conocido como El Raizal.

Las primeras investigaciones indican que fueron conducidas al sector de San Juanito en el departamento del Meta, justo donde el lunes en la tarde se produjeron los combates más fuertes entre la Fudra y tropas de la brigada XIII, contra tres frentes de las Farc. Allí murieron cinco guerrilleros y fueron liberados dos secuestrados.

El general Fernando Tapias reveló ayer, en un primer balance de las operaciones que la Fudra logró frustrar la misión de los más de mil guerrilleros de las Farc, de tomarse varias poblaciones de Cundinamarca y hacer una arremetida terrorista en la capital del país.

gión para no afectar las labores humanitarias, habitantes de la región aseguraron que los combates del Ejército fueron suspendidos.

Sin embargo, el comandante del Batallón Número 50 Palonegro, con sede en Convención, mayor Francisco Pedroza, precisó que sus hombres se

ESTATUTO

Militares, sin funciones judiciales

Los integrantes de las Fuerzas Armadas no podrán hacer allanamientos, ni detenciones preventivas sin autorización expresa de un fiscal.

El estatuto antiterrorista, que contemplaba el otorgamiento de esas facultades, y que será presentado hoy al Congreso, no las incluyó en su versión final.

El estatuto, que hace parte de la Ley de Defensa y Seguridad Nacional, contempla iniciativas para aumentar el castigo al porte ilegal de armas y para reformar el código del menor y castigar con cárcel a los menores entre 12 y 17 años que cometan delitos como terrorismo y secuestro.

Planteará que pertenecer a grupos terroristas, financiarlos y apoyarlos, serán delitos.

También plantea severas medidas para la persecución de los bienes de los grupos terroristas en el país. Entre ellas anuncia la restricción al secreto bancario y el embargo preventivo de bienes aún cuando la investigación sea preliminar.

El estatuto mantuvo la propuesta de establecer un acuerdo de autorregulación con los medios para evitar las transmisiones en directo de actos terroristas, las entrevistas a integrantes de esas organizaciones y la difusión de sus comunicados.

Finalmente el documento anuncia un plan de recompensas para quienes denuncien a los terroristas o el paradero de sus bienes.

ECONÓMICAS

CIFRA DEL DÍA

1,1 billones de pesos, liquidez que suministrará el Banco de la República hasta el 31 de diciembre.

DÓLAR

Tasa representativa del mercado	▲ $ 2.314,86
Casa de cambio (c)	▼ $ 2.060,00
Casa de cambio (v)	▼ $ 2.110,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,61
Ayer	0,60

PETRÓLEO — Dólares por barril

Hoy	19,15
Ayer	17,72

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	895,94
Ayer	889,29

INTERÉS — Efectivo anual

DTF	11,38%
DTF Trimestre anticipado	10,63%
TBS Efectivo anual Bancos a 90 días	11,16%

UVR

HOY	$ 121,1516
MAÑANA	$ 121,1593

MONEDAS

	Pesos por Compra	Venta
Bolívar	3,10	3,20
Dólar (Ecuador)	$ 2.314,86	
Peso mexicano	256,77	

Cert, sin recursos suficientes

La adición presupuestal propuesta por el Gobierno para el reconocimiento del Cert a los exportadores es de apenas 60.000 millones de pesos, cuando las necesidades son de 160.000 millones, según Analdex, lo que golpearía a un sector que el año pasado generó el 64 por ciento de los puestos de trabajo. El presidente del gremio, Javier Díaz, confía en que el Congreso disponga de los recursos suficientes para no restarles competitividad a las ventas externas colombianas.

Ventas al detal crecen 3,8 %

Ventas septiembre (%)
Mayores incrementos

Sector	%
Muebles y equipo de oficina	66,8
Libros, papelería, periód. y revistas	35,1
Artíc. y utensilios domésticos	18,9
Productos aseo personal, cosméticos y perfumes	13,6

Fuente: Dane.

Las ventas del comercio al por menor en septiembre, sin incluir combustibles, crecieron 3,8 por ciento, jalonadas por la expansión de los grandes almacenes, según explicación del Departamento Administrativo Nacional de Estadísticas. En los primeros nueve meses del año, el incremento observado fue del 2,95 por ciento, mientras que en el año terminado en septiembre fue del 2,0 por ciento.

Menos regalías

Con la nueva ley de regalías, que se discute en el Congreso, reducirían sus ingresos los municipios y departamentos petroleros, igual que el Fondo Nacional de Regalías, advirtió la Contraloría. Un estudio de esta entidad reveló que el efecto real de la nueva ley es una disminución efectiva de más de 10 puntos sobre el anterior régimen de regalías que era del 20 por ciento fijo. El proyecto inicial fija regalías variables dependiendo del tamaño del campo.

FORO / ECONOMIA CRECERÁ 5 POR CIENTO

Resucita el Ecuador

En medio de la tormenta por la que atraviesan varios países de la región, Ecuador ha logrado salir de la crisis. Ahora busca inversiones por 10.615 millones de dólares.

Mientras que otras naciones de Latinoamérica, inmersas en severas crisis económicas, apenas crecerán entre 1,5 y 2 por ciento este año, Ecuador capotea el temporal.

Este país, segundo socio comercial de Colombia en la Comunidad Andina, comenzó un rápido proceso de recuperación económica que dejó atrás las revueltas indígenas y la inestabilidad política de los últimos años. En el 2001 año, Ecuador crecerá 5 por ciento, lo que contrasta por ejemplo con el 2,4 por ciento esperado para la economía colombiana, según cifras del Gobierno Nacional.

Ecuador también confía en registrar este año una inflación del 20 por ciento, muy inferior a la tasa del 100 por ciento a la que llegó el año pasado. En tanto, el desempleo bajó del 17 al 8 por ciento.

Proyección de inflación y crecimiento del PIB en Ecuador (%)

	2001	2002	2003	2004	2005	2006
PIB	6,0	6,6	6,6	7,0	7,0	6,6
Inflación	20,0	10,0	6,0	6,0	5,0	4,5

Fuente: Multienlace.

Ayer, un grupo de funcionarios del Gobierno del presidente Gustavo Noboa y representantes del sector privado reconocieron que dolorosos programas de ajuste aplicados desde el año pasado a la economía ecuatoriana, como la eliminación de subsidios a los combustibles y el programa de ajuste con el Fondo Monetario Internacional, ha entrado en un franco proceso de recuperación, el cual está acompañado de una mayor estabilidad política.

"Lo único que alivia la pobreza es el crecimiento económico y para eso hay que abrirle los brazos a los inversionistas bien intencionados... queremos más bolillos (Gómez) en Ecuador", dijo Ricardo Noboa Bejarano, presidente del Consejo Nacional de Modernización del Estado durante el foro *Ecuador, un buen socio para Colombia* organizado por Portafolio y la consultora Gloria Esse de Niño.

Ahora necesitan consolidar ese proceso. Ecuador espera inversión privada por 10.615 millones de dólares en los próximos 5 años en los sectores de telecomunicaciones, hidrocarburos, puertos, aeropuertos e infraestructura sanitaria.

Y en muchos de esos proyectos se espera que participen empresarios colombianos. Ellos también quieren más alianzas estratégicas y mayor intercambio comercial que hasta agosto había ascendido a 655 millones de dólares.

LIBERALES

Sigue la puja por IVA Social

Mientras la bancada liberal, apoyada por el aspirante presidencial Horacio Serpa, insiste en que aprobará una reforma constitucional para disponer del 25 por ciento del IVA para inversión social, el ministro de Hacienda, Juan Manuel Santos, afirmó: "No aceptaré ninguna propuesta que afecte las finanzas públicas".

Anoche, los congresistas liberales visitaron al ministro Santos para llevarle un nuevo texto que, básicamente, elimina los rubros en que debería disponerse –según la propuesta– el IVA, pero conserva que la inversión social debe contar con el 25 por ciento de ese impuesto –como una partida global–, que se sumaría a la inversión del Presupuesto nacional.

El director de Planeación Nacional, Juan Carlos Echeverry, ha dicho que lo peor de la iniciativa –que representa 2,8 billones de pesos del Presupuesto– es que "el dinero no existe". Y no existe, según explicó, porque el Presupuesto ya tiene 1-12

Aquí hay gato encerrado, encuéntrelo



Mazda 626

- Llévese su Mazda 626 modelo 2002, de inmediato, con el 60%**
- El 40% restante, en 6 pagos fijos trimestrales
- El total pagado es igual al precio publicado. Usted no necesita ser un experto financiero para calcular la tasa de interés

¿Vio? Con este plan de financiación* para comprar su Mazda 626, el único gato encerrado está en el baúl.

Mazda 626 Mecánico Precio actual: **$51'100.000****	Mazda 626 Automático Precio actual: **$54'800.000****
Primer pago: $30'660.000	Primer pago: $32'880.000
6 Pagos fijos trimestrales: $3'406.667 c/u	6 Pagos fijos trimestrales: $3'653.333 c/u
Total pagado en 18 meses: **$51'100.000****	Total pagado en 18 meses: **$54'800.000****

Visite cualquier concesionario Mazda del país.

Financiera Mazdacrédito S.A.
COMPAÑÍA DE FINANCIAMIENTO COMERCIAL

626

*Arrendamiento financiero (Leasing). Vigencia hasta el 31 de diciembre de 2001. Este plan de financiación no es acumulable con beneficios o descuentos de otros planes. **Precio publicado en revista Motor No. 324 de noviembre de 2001. Precio para entrega en Bogotá con tapicería en tela. No incluye seguros.

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.®

1-10 MIÉRCOLES 21 DE NOVIEMBRE DE 2001 http://interactivo.wsj.com

Una publicación de DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

RUSIA y Noruega estarían dispuestos a unirse a México en un recorte de producción de petróleo y terminar de ese modo su oposición a la OPEP, organización que ha pedido a los países no miembros reducir sus exportaciones para estimular los precios del crudo.

* * *

P&O Princess Cruises y Royal Caribbean, empresas de cruceros inglesa y noruega respectivamente, anunciaron su fusión valorada en más de US$6.000 millones. La combinación ahorrará US$100 millones a las dos firmas y crea la principal línea de cruceros del mundo.

* * *

Enron registró el martes una caída del 23% en sus acciones, mientras sus bonos de deuda se cotizaron a un valor entre 70 y 80 centavos por cada dólar. El mercado respondió a nueva información sobre su débil posición financiera.

* * *

Microsoft confirmó ayer que llegó a un acuerdo tentativo para resolver más de 100 demandas colectivas contra la compañía por presunto cobro exagerado de tarifas. El acuerdo implica la donación de US$1.000 millones en efectivo, software y servicios a 12.500 escuelas en EE.UU.

* * *

Sprint y France Telecom están buscando inversionistas estratégicos para Intelig, firma brasileña de telefonía de larga distancia. UBS Warburg fue contratado para asesorar en este proceso.

* * *

Telefónica de Argentina ganó US$76 millones en el trimestre cerrado al 30 de septiembre, lo que representa un incremento de 123,5% en comparación [...]

ro de EE.UU. emitió el martes una serie de "lineamientos" para la industria bancaria que prohíbe la apertura de las llamadas cuentas corresponsales con bancos que existen principalmente en papel y que son usadas con frecuencia para el lavado de activos. Los bancos se quejaron de que la reglas no aplican sobre las firmas de valores de Wall Street.

* * *

United Airlines y American Airlines están probando líneas "prioritarias" de seguridad para sus viajeros frecuentes y de clase ejecutiva en algunos aeropuertos de EE.UU. con el fin de reducir la congestión en el proceso de revisión de los pasajeros.

* * *

FedEx subirá sus tarifas de envío dentro de EE.UU. y desde este país a otros en un promedio de 3,5%, empezando el 7 de enero. Dos semanas antes, UPS, rival de FedEx, anunció un aumento de tarifas similar.

* * *

Nintendo y Microsoft lograron vender más de US$200 millones en sus nuevas consolas de juegos en la primera semana. Nintendo logró ventas por US$98 millones y Microsoft superó los US$93,5 millones en su Xbox.

* * *

Deere & Co., fabricante de maquinaria agrícola, reportó US$320,1 millones en pérdidas para el trimestre finalizado el 31 de octubre, debido a la debilidad del mercado.

* * *

Unilever, anglo-holandesa de productos de consumo, venderá sus operaciones de limpieza comercial a Johnson Wax Profesional, de EE.UU., por US$1.600 millones. La firma estadounidense busca ampliar su [...]

¿Buena o mala salud? La economía de EE.UU. emite señales contradictorias

GREG IP
Redactor de The Wall Street Journal

WASHINGTON

A una velocidad que podría considerarse de vértigo, los mercados y algunos economistas han pasado de preguntarse lo profunda que podría ser la recesión a lo sólida que será la recuperación.

Los optimistas encontraron el martes un nuevo estímulo, al anunciar el Conference Board, un grupo privado de investigación con sede en Nueva York, que su índice de indicadores económicos líderes (un referente utilizado para predecir los puntos de inflexión de la economía unos meses antes de que se produzcan) subió un 0,3% en octubre, el mayor incremento en un mes desde julio.

Puede, con todo, que la celebración sea prematura. La actividad económica, como la producción industrial y el empleo, sigue contrayéndose y el gasto de los consumidores puede volver a debilitarse tras haberse recuperado frente a los niveles posteriores a los atentados.

Ni siquiera el Conference Board está proclamando que la recuperación esté a la vuelta de la esquina, pese al repunte experimentado por los indicadores líderes. "Teniendo en cuenta lo que sucedió en septiembre, uno realmente necesita tomarse esto con mucha cautela", afirmó el economista del Conference Board, Ken Goldstein. El economista señaló que los datos de octubre parecen mejores fundamentalmente frente a los de un mes como septiembre que resultó terrible, apuntó Goldstein.

Para los que sostienen que si el vuelco económico todavía no ha llegado, estaría a punto de hacerlo, la principal señal está en los mercados financieros. A la subida en los precios de las acciones, que han estado repuntando desde finales de septiembre, se ha sumado la de los bonos e incluso la de los bienes básicos, que se están comportando como si la economía ya estuviese mejorando.

Los rendimientos de los bonos ya han repuntado más de medio punto porcentual en la última semana. Esa es una señal de que la Reserva Federal (Fed) podría no necesitar volver a recortar las tasas (los mercados de futuros están prediciendo ahora que existe menos de un 50% de posibilidades de una reducción de la Fed en la reunión del 11 de di-

Recuperación dudosa

Los indicadores líderes están en alza....
Variación mensual

0,6% / 0,3 / 0 / −0,3 / −0,6
J A S O N D E F M A M J J A S O
2000 2001

Pero las ventas minoristas caen...
Variación mensual en las cadenas minoristas, en %


1%
0
−1
−2
Ag.
2001
Sept.
Oct.
Nov.

Y los precios del cobre se mejoran...
Contratos al mes vigente, en centavos por libra


90
80
70
60
E F M A M J J A S O N
2001

Y los despidos siguen creciendo
Peticiones iniciales de seguro de desempleo


600
En miles
500
400
300
Ag.
2001
Sept.
Oct.
Nov.

Fuentes: Conference Board; Chicago Mercantile Exchange; Banco de Tokio-Mitsubishi/UBS Warburg; Departamento de Trabajo de EE.UU.

de muestras de que la actual actividad económica también ha comenzado a repuntar, y esto último todavía no se ha producido. "Si eso no sucede de una forma generalizada, pronunciada y persistente, el riesgo de que esto sea una falsa señal es muy elevado".

Los funcionarios de la Fed también son relativamente pesimistas. "Si ves toda la información verás cosas que sugieren que la economía de EE.UU. aún está cayendo y que muy probablemente lo seguirá haciendo por más tiempo", dijo en entrevista ayer Robert Parry, presidente de la Reserva Federal de San Francisco. "Probablemente veamos una caída en la producción en el cuarto trimestre y definitivamente no descarto la posibilidad de que eso suceda en el primer trimestre [de 2002]". Los riesgos sobre la economía siguen presentes, dijo.

Ha habido unos cuantos signos provisionales de que la actividad está mejorando, pero inclusive esos signos pueden ser interpretados en términos optimistas o pesimistas. Las solicitudes iniciales de seguro de desempleo cayeron a 444.000 hace dos semanas, de

del 11 de septiembre. La perspectiva global también sigue deteriorándose. El martes, la Organización para la Cooperación y el Desarrollo Económico (OCDE) dijo que espera que la producción de sus 30 países miembros, principalmente de los más ricos, se contraiga a una tasa anual de un 0,3% en el segundo semestre de este año, colocando al grupo en territorio recesivo por primera vez en dos décadas.

Por otro lado, el Departamento de Comercio reportó que el déficit comercial cayó a US$18.690 millones en septiembre, frente a los de US$27.110 millones de agosto. Eso se debió al efecto que tuvieron los pagos de las aseguradoras extranjeras a raíz de los atentados del 11 de septiembre. Fuera de ese fenómeno, las exportaciones fueron más débiles que las importaciones, sugiriendo que el PIB del tercer trimestre será revisado a una caída de más de un 1% en lugar de la del 0,4% originalmente anunciada.

Mientras tanto, la producción industrial y la inversión empresarial, puntos flacos de la economía antes de los atentados terroristas,

Telefónica de Argentina ganó US$76 millones en el trimestre cerrado al 30 de septiembre, lo que representa un incremento de 123,5% en comparación con los US$34 millones del mismo lapso del año anterior.

* * *

El precio de la venta de las dos filiales de seguros en Chile por parte de Banco Santander Central Hispano fue de cerca de US$250 milllones. El acuerdo se venía negociando desde comienzos de año.

* * *

Aero Continente, aerolínea peruana, seguirá despidiendo *empleados en Chile a causa de* los negativos efectos de la acusación de lavado de dinero del Consejo de Defensa del Estado de Chile. Desde la acusación judicial, la cuota en ese mercado cayó del 15% al 2%.

* * *

General Motors y Coca-Cola han empezado a cancelar opciones *para compra anuncios* publicitarios programados para el próximo año en EE.UU., en una clara señal de que la desaceleración en el gasto en publicidad no se detendrá pronto.

* * *

El Departamento del Tesoro de productos de consumo, venderá sus operaciones de limpieza comercial a Johnson Wax Profesional, de EE.UU., por US$1.600 millones. La firma estadounidense busca ampliar su línea de productos y alcance internacional.

* * *

Credit Suisse Group, firma suiza de servicios financieros, registró US$180,1 millones en pérdidas *en el tercer trimestre* debido a las pobres condiciones del mercado financiero y al impacto de las tasas de cambio de divisas.

* * *

Mohawk Industries, fabricante estadounidense de alfombras, acordó la compra de la firma de azulejos Dal-Tile International por US$1.310 millones.

* * *

Las ventas de supermercados en Chile cayeron un 0,2% en Chile en comparación con el mismo mes del año pasado. Este retroceso puso un freno a cuatro meses seguidos de crecimiento.

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puntado más de medio punto porcentual en a última semana. Esa es una señal de que la Reserva Federal (Fed) podría no necesitar volver a recortar las tasas (los mercados de futuros están prediciendo ahora que existe menos de un 50% de posibilidades de una reducción de la Fed en la reunión del 11 de diciembre). Es más, puede que el banco central estadounidense tenga que subir el precio oficial del dinero a principios de 2002.

En opinión de James Bianco, director general de la firma Bianco Research LLC, el comportamiento de los mercados debería llevar a la conclusión de que la recesión ya está superada. No tan rápido, dice Lakshman Achuthan, director gerente del Instituto de Investigación de Ciclos Económicos en Nueva York. Él preferiría que la mejoría de los indicadores financieros se viese acompañada

Ha habido unos cuantos signos provisionales de que la actividad está mejorando, pero inclusive esos signos pueden ser interpretados en términos optimistas o pesimistas. *Las solicitudes iniciales de seguro de desem*pleo cayeron a 444.000 hace dos semanas, de 535.000 a fines de septiembre. Pero el nivel actual todavía sugiere que el ritmo de recortes laborales es alto y que el desempleo es creciente.

Las ventas minoristas también aumentaron en octubre, pero eso fue en gran medida porque las tasas de interés cero impulsaron las ventas del sector automotriz a un ritmo *anual récord de 21 millones* de unidades. Otras ventas minoristas también subieron en octubre, pero partiendo de una base muy baja, consecuencia de los atentados terroristas

trimestre será revisado a una caída de más de un 1% en lugar de la del 0,4% originalmente anunciada.

Mientras tanto, la producción industrial y la inversión empresarial, puntos flacos de la economía antes de los atentados terroristas, parecen seguir cayendo.

Aun así, la debilidad de la producción podría revertirse en cualquier momento, ya que hay indicios de una drástica reducción de inventarios en algunos sectores, como el automotriz.

Los funcionarios de la Fed creen que eso provocaría un rápido incremento de la producción, lo que se convertiría en una fuente de crecimiento potencialmente significativa en algún momento durante los próximos meses.

Nuevo líder vislumbra otra estrategia de marca de VW

SCOTT MILLER
Redactor de The Wall Street Journal

FRANCFORT

El presidente electo del directorio de Volkswagen, Bernd Pischetsrieder, no pierde tiempo en poner su sello en la compañía. Es muy probable que Pischetsrieder, quien asumirá como presidente del directorio oficialmente en abril, *reciba el apoyo del directorio* para sus planes de reorganizar las seis principales marcas de autos de VW en dos divisiones, afectando de paso a varios ejecutivos de alto nivel.

VW fabrica algunos de sus vehículos en México, Argentina y Brasil, y tiene operaciones *en gran parte de América Latina.*

La reunión de los 20 miembros del directorio de supervisión promete marcar un hito en la historia reciente de la empresa. El presidente actual del directorio, Ferdinand Piech, ha dirigido la compañía con mano de hierro desde 1993, pero ahora, cuando sólo restan meses para su retiro, el poder va a pasar al *sucesor que él eligió.* Inicialmente, se esperaba que Pischetsrieder se alineara con los planes de Piech, que generaron crecimientos importantes en ventas pero que han creado una empresa monolítica.

Sin embargo, Pischetsrieder ha dicho últimamente que desea hacer algunos cambios. La gran variedad de marcas, desde Rolls-Royce *hasta la española Seat*, representan una pesadilla para un especialista en marketing. Funcionarios de VW han reconocido que los vehículos VW, Skoda y Audi de la empresa a veces compiten tanto entre sí como contra los de BMW o PSA Peugeot Citroën.

La solución de Pischetsrieder es organizar las marcas de VW en dos grupos: deportivos y *clásicos. El deportivo, que se va a destacar por* la dinámica de manejo, incluiría a Audi, Lamborghini y Seat, mientras que las marcas clá*sicas agruparían a VW, Skoda y Bentley.* Según fuentes de la empresa, la división permitiría a los ejecutivos en las oficinas centrales en Wolfsburg, Alemania, desarrollar imágenes más claras de las marcas y coordinar el desarrollo e intercambio de componentes.

La estrategia es nueva. Tradicionalmente, fabricantes como Ford Motor Co. y General Motors Corp. han *organizado sus marcas en* forma vertical. En Ford, la idea es atraer a las personas que compran un auto por primera vez hacia una marca más barata, como la tradicional Ford, para que luego pasen hacia las *más caras, como Volvo o Jaguar.*

Bajo Pischetsrieder, VW buscará retener clientes en la misma marca por la mayor parte de sus vidas: manejar un *VW Polo de bajo* precio cuando son jóvenes, para gradualmente subir en el escalafón de VW a medida que crecen sus ingresos y necesidades de espacio. "La idea es hacer perdurar la marca de la cuna a la tumba", dijo John Lawson, analista de autos en Schroder Salomon Smith Barney en Londres.

Dividir las marcas no será tarea fácil.

Por un lado, VW está intentando crear per-


La nueva apuesta
Deportivo
• Lamborghini
• Audi
• Seat
Clásico
• Volkswagen
• Skoda
• Bentley
Fuente: WSJE

sonalidades inconfundibles para cada una. Por el otro, las pondrá a compartir componentes por su necesidad de recortar costos. Los ana*listas consideran que VW seguirá solicitando* a marcas de ambos grupos que sigan utilizando las mismas autopartes. Y algunas de las marcas *tienen un largo camino que recorrer* para que puedan cumplir con las definiciones de VW. Audi, por ejemplo, se ha vuelto más deportivo con su TT de dos plazas, pero el diseño del nuevo A4 es decididamente tradicional.

"La idea de *agruparlos tiene sentido*", dijo James Collins, analista de UBS Warburg en Londres. "Esto tiene que ver con el marketing".

Según fuentes de la industria, Pischetsrie*der ya ha decidido quien dirigirá los grupos.*

Martin Winterkorn, actual miembro del directorio para investigación y desarrollo y un cercano confidente de Piech, lleva la delantera para hacerse cargo del grupo deportivo.

Pischetsrieder, mientras tanto, probablemente asumirá el control del grupo clásico, para mantener la estructura actual en donde Piech dirige la marca VW junto con la compañía.

Los planes de Pischetsrieder de reorganizar las marcas probablemente afectará la plana ejecutiva de VW.

Ya ha despedido al director del departamento de comunicaciones de VW, Klaus Kocks. Y *Tony Gott ha* dejado su puesto como cabeza de Rolls-Royce & Bentley Motor Cars. Hay rumores de que algunas salidas de puestos aún más altos pueden negociarse en la reunión del viernes o producirse un poco después.

Ola de renuncias ensombrece el panorama argentino

DAVID LUHNOW
Redactor de The Wall Street Journal

BUENOS AIRES

Por segunda vez en un mes, un alto asesor económico y un miembro del gabinete renunciaron al gobierno, provocando escalofríos en los mercados financieros locales y sembrando dudas acerca de la unidad del equipo político del presidente Fernando de la Rúa para enfrentar la crisis económica del país.

La renuncia de Federico Sturzenegger, secretario de Política Económica del Ministerio de Economía, se produce apenas tres semanas después de la dimisión de Julio Dreizzen, ex subsecretario de Finanzas.

Sturzenegger será reemplazado por Guillermo Mondino, actual jefe de asesores del ministro de Economía Domingo Cavallo.

A *las pocas horas, Marcos Makón,* secretario para la Modernización del Estado también dejó su cargo.

Makón es un miembro del Frepaso, partido componente de la endeble *coalición de gobierno llamada* Alianza. Este funcionario presentó su renuncia una semana después de que lo también lo hiciera la ministra de Desarrollo Social, Patricia Bullrich.

Esta ola de alejamientos sacude la unidad del equipo *político de De la* Rúa y se produce en un momento en que el mandatario lucha por superar una recesión económica que se prolonga por 41 meses y que ha llevado al país a estar al borde la bancarrota.

La unidad del equipo económico de De la Rúa queda en entredicho.

Aunque algunos economistas argentinos esperaban la renuncia de Sturzenegger, el funcionario deja su cargo en una semana clave para el gobierno, en la que intenta convencer a los bancos y los fondos de pensión locales para que participen en el canje de deuda de US$60.000 millo*nes por otros bonos a* una menor tasa de interés.

La operación podría ahorrarle al gobierno el dinero suficiente para evitar que el país se de*clare en cesación de pagos.*

Cavallo dijo a los inversionistas locales el lunes que acepten ser parte de la operación o corren el riesgo de que no se les pague lo que se les adeuda.

"La gente sospechaba que había diferencias sobre cómo llevar adelante la reestructuración de la deuda y que Sturzenegger se podría ir. Pero ninguna renuncia durante una crisis como esta es bienvenida", manifestó la economista Andrea Broda.

La economista agregó que se pensaba que Sturzenegger estaba a favor de un acercamiento más amistoso con los inversionistas locales y extranjeros.

El índice bursátil Merval, que agrupa a las acciones líderes de la Bolsa de Buenos Aires, se derrumbó un 6,1% y el precio de los bonos cayó, ampliando el diferencial entre los bonos argentinos y los *del Tesoro estadouni*dense a casi el 31%.

Mientras tanto, los líderes sindicales, previendo un nuevo paquete de medidas de austeridad, organizaron ruidosas protestas en Buenos Aires, demostrando su oposición a los intentos gubernamentales de resucitar a la economía por medio de fuertes recortes de gastos.

ECONÓMICAS

CIFRA DEL DÍA

10,2 billones de pesos, valor de los fondos de pensiones obligatorias a agosto.

DÓLAR

Tasa representativa del mercado	$ 2.310,90
Casa de cambio (c)	$ 2.060,00
Casa de cambio (v)	$ 2.110,00

CAFÉ — *Dólares por libra en N.Y.*

Hoy	0,60
Ayer	0,63

PETRÓLEO — *Dólares por barril*

Hoy	17,72
Ayer	18,03

BOLSA DE COLOMBIA — *IGBC (Indice General)*

Hoy	889,29
Ayer	859,36

INTERÉS

Efectivo anual	
DTF	11,38%
DTF Trimestre anticipado	10,63%
TBS Efectivo anual Bancos a 90 días	11,30%

UVR

HOY	$ 121,1439
MAÑANA	$ 121,1516

MONEDAS

	Pesos por Compra	Venta
Bolívar	3,10	3,20
Dólar (Ecuador)	$ 2.310,90	
Peso mexicano	257,15	

Solicitud a la CAN

Durante la Cumbre Iberoamericana de Mandatarios, la cual se llevará a cabo entre el viernes y sábado en Lima (Perú), el presidente de la República, Andrés Pastrana, le pedirá a los países de la Comunidad Andina de Naciones (CAN) cumplir con los acuerdos comerciales en materia de exportaciones e importaciones. Las naciones que conforman la CAN son Bolivia, Ecuador, Perú, Venezuela y Colombia.

Bonos de Chivor

Chivor S.A., empresa generadora de energía eléctrica, lanzará al mercado el jueves de la próxima una emisión de bonos por el equivalente a 200 millones de dólares (aproximadamente 470.000 millones de pesos), cuya rentabilidad estará atada a la inflación (Indice de Precios al Consumidor) y a un plazo de siete años. Los recursos se destinarán al pago de deuda externa.

Inversión por la paz



La Federación e Cafeteros lanzó junto con la Agencia Española de Cooperación Internacional y la Fundación Cánovas, el programa Sembradores de Paz, el cual contará con inversiones por 23.000 millones de pesos y busca fortalecer el tejido social y la convivencia pacífica en poblaciones rurales pobres de Antioquia, Cauca, Huila, Magdalena, Nariño, Valle del Cauca y el resguardo indígena San Jerónimo en Caldas. Se beneficiarán 40 mil campesinos.

Sánitas Venezuela

El Grupo Sánitas, que se desenvuelve en el sector de

RELEVOS / RAMIRO VALENCIA, ALTO CONSEJERO

Nuevos ministros en Salud y Minas

Pastrana nombra a su médico personal en Salud y a la hermana del vice contralor, José Félix Lafaurie, en la cartera de Minas y Energía.



GABRIEL RIVEROS DUEÑAS, ministro de Salud.

LUISA FERNANDA LAFAURIE, ministra de Minas.

El Gobierno designó ayer a la ex viceministra de Minas, Luisa Fernanda Lafaurie Rivera, nueva titular de esa cartera, y al médico Gabriel Riveros Dueñas nuevo ministro de Salud, tras una vacancia en el cargo de más de 20 días, luego de la renuncia de Sara Ordóñez, y a.

El ministro saliente de Minas, Ramiro Valencia, será el Alto Consejero Presidencial, según determinación del jefe de Estado, Andrés Pastrana, mediante decreto 2437 de ayer.

Riveros Dueñas es uno de los médicos personales del presidente Pastrana y se desempeña como presidente de la Clínica Colsánitas. Se graduó como médico de la Universidad Javeriana de Bogotá en 1980. Especializado en cirugía general en el Colegio Mayor de Nuestra Señora del Ro-

ALTO CONSEJERO

El saliente ministro de Minas, Ramiro Valencia, presentó renuncia ayer para asumir el cargo de Consejero Presidencial, el cual ocupó hasta septiembre del 2000 Jaime Ruiz. Valencia hizo ayer un balance de su gestión al frente del ministerio. El funcionario abonó el terreno para la capitalización de las electrificadoras y le dio vía libre a la ampliación de la refinería de Cartagena, vital para la producción de combustibles y refinados.

El funcionario señaló que dejará resuelto el problema de energía en el departamento del Chocó, mediante recursos por 18.000 millones de pesos que se incluyeron en la adición presupuestal por 4,9 billones, proyecto que se discute hoy en el Congreso.

Ministro tendrá que hacerle ción e las 14 electrificadoras en

SERVICIOS

Trasteo de quejas telefónicas

Una vez sea aprobada y sancionada la nueva Ley de Telecomunicaciones, que recientemente presentó el Ministerio de Comunicaciones al Congreso, las quejas relacionados con la telefonía fija, el Internet y los celulares pasarán a ser competencia de la Superintendencia de Industria y Comercio.

Lo anterior significa que la Superintendencia de Servicios Públicos, que hoy atiende los reclamos de telefonía fija a través de una superintendencia delegada para las telecomunicaciones, pierde una de sus funciones vitales, y por ende una de sus principales fuentes de ingresos, con lo que se le abre un hueco a las finanzas de esta entidad.

Así las cosas, la actual Superintendencia de Servicios Públicos quedará encargada de atender las reclamaciones de los usuarios, relacionadas con los servicios de energía, acueducto, alcantarillado, aseo y gas.

Bajo el nuevo esquema, la Superservicios dejará de recibir por lo menos 8.000 millones de pesos anuales por concepto de las contribuciones que hacen los operadores de telefonía

Caldas. Se beneficiarán 40 mil campesinos.

Sánitas Venezuela

El Grupo Sánitas, que se desenvuelve en el sector de la salud, ha invertido más de 2 millones de dólares en Venezuela para impulsar la modalidad de la medicina prepagada, renglón en el que ya tiene cerca de 100.000 afiliados. La empresa espera continuar con sus planes de expansión en el vecino país.

Exportaciones al Asia

El ministerio de Comercio Exterior presentará hoy el Plan Estratégico Exportador a Asia y Australia. China, Japón, Corea del Sur, India, Singapur, Malasia, Australia, Tailandia, India y Taiwán serán los mercados hacia los cuales Colombia enfocará una nueva estrategia para aumentar sus exportaciones en los próximos años. El acto se realizará a partir de las 8 a.m. en el Centro de Convenciones Gonzalo Jiménez de Quesada, en Bogotá.

cuó como médico de la Universidad Javeriana de Bogotá en 1980. Especializado en cirugía general en el Colegio Mayor de Nuestra Señora del Rosario y en cirugía vascular, postgrado que adelantó en la Unidad Vascular de Bloomsbury de Londres.

Ha ejercido como cirujano vascular en las clínicas Marly y Colsánitas, de la cual fue el Coordinador Médico entre junio de 1986 y mayo de 1990.

El funcionario reemplazará a Sara Ordóñez, quien renunció el pasado 25 de octubre, cargo que ejerció desde el 11 de julio de 2000.

En los nueve meses que le restan a esta administración, el Ministro tendrá que hacerle frente a la crisis del sector salud, la más grave en muchos años, definir la distribución de los costos de atención de las enfermedades de alto riesgo, tramitar el proyecto sobre la creación de la central única de recaudo, combatir la evasión y ampliar la cobertura de los que cotizan.

Por su parte los retos de la nueva ministra de Minas y Energía, quien fue viceministra de esa cartera y es hermana del actual Vice contralor de la República, José Félix Lafaurie, son sacar adelante la capitalización e las 14 electrificadoras en las que la Nación tiene participación, proceso que se ha venido adelantando muy lentamente debido a los múltiples problemas que afrontan las empresas, dentro de los cuales vale la pena mencionar la elevada cartera vencida, onerosas convenciones colectivas y pérdidas de energía.

Otro de las tareas inmediatas es lograr la aprobación del proyecto de ley de regalías que cursa en el Congreso, el cual había sido declarado inconstitucional por la Corte Constitucional.

de las electrificadoras y le dio vía libre a la ampliación de la

yecto que se discute hoy en el Congreso.

bir por lo menos 8.000 millones de pesos anuales por concepto de las contribuciones que hacen los operadores de telefonía fija, para el funcionamiento del ente de control. Estas representan el 40 por ciento de los ingresos por contribución para la entidad, mientras que el restante 60 por ciento provienen de las empresas de energía, gas y acueducto.

El superintendente delegado para telecomunicaciones, Javier Lastra, reconoció que debido al rápido crecimiento de las telecomunicaciones la competencia para la vigilancia y control se ha vuelto engorrosa, pues han entrado nuevas tecnologías

1-16

JUSTICIA

Vea además en:
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Piratería informática. *En París existe la primera escuela oficial para aprender a ser 'hacker'.* **Léalo en Computadores.**

Sí a creación de Etesa

La Corte Constitucional respaldó la norma por medio de la cual se creó la Empresa Territorial para la Salud (Etesa), que es la encargada de vigilar y autorizar los juegos de suerte y azar. La norma había sido demandada porque supuestamente tenía vicios de formación durante su trámite en el Congreso. La Corte comprobó que tales vicios nunca existieron.

Convenio anticorrupción



El fiscal general de la Nación, Luis Camilo Osorio, y el presidente del ISS, Guillermo Fino, firmaron ayer un convenio de colaboración en la lucha contra la corrupción. Fino dijo que en la entidad existe el 'cartel del segurito', que cobra ilegalmente pensiones a través de documentos falsos, como cédulas de personas fallecidas. Estas irregularidades le han costado al Seguro más de 600 millones de pesos.

Recuperan gasolina robada

La Policía de Carreteras incautó 900 galones de combustible que habían sido robados en las afueras de Villeta (Cundinamarca). El combustible, que estaba camuflado en tres tanques, era transportado en un camión. El conductor del vehículo y su acompañante no pudieron justificar la adquisición de la gasolina. La Policía los señala como miembros de un cartel dedicado al hurto de combustible.

Las denuncias de Noemí Sanín



Archivo / EL TIEMPO

La candidata presidencial Noemí Sanín entregó ayer

FALLO / DIRECTIVAS SOLO PUEDEN SUGERIR QUE NO LO USEN

Colegios no pueden prohibir 'piercing'

La Corte Constitucional advirtió a los centros educativos que no pueden suspender o expulsar a los alumnos que utilicen ese adorno metálico.



SI LOS COLEGIOS prohiben El uso del 'piercing', limitan el libre desarrollo de la personalidad, dijo la Corte. Juan Herrera / EL TIEMPO

El *piercing*, arete que los jóvenes utilizan en las cejas, los labios, la nariz, el estómago y hasta en la lengua, no podrá ser prohibido por los colegios públicos y privados del país.

Además las directivas de los planteles educativos tampoco podrán suspender de clases, sacar de los salones o cancelar las matriculas a aquellos muchachos que se nieguen a quitarse el accesorio.

Así lo determinó la Corte Constitucional al analizar una acción de tutela promovida por Juan Mauricio Uribe Bedoya, estudiante del Liceo Antonio Nariño en Puerto Berrío (Antioquia) a quien el coordinador de disciplina Carlos Guillermo Patiño, le dijo que colocarse el *piercing* vulneraba el manual de convivencia de la institución.

"El arete es un elemento estrafalario y por lo tanto, para poder acudir a clases, debe despojarse del citado objeto", dijo el coordinador al joven estudiante.

Uribe Bedoya accedió a quitárselo con el argumento "de que quería seguir estudiando antes que lo sacaran del colegio" pero convenció al personero del pueblo para que le ayudara a colocar una tutela ante un juzgado en mayo de este año.

El tema llegó a la Corte Constitucional que, aunque no concedió la tutela al joven porque nunca fue castigado por haberse colocado el *piercing*, sí advirtió a la institución que de sancionarlo por esa causa violaría el derecho al libre desarrollo de la personalidad.

Aconsejar y no castigar

El fallo de la Corte proyectado por el magistrado Rodrigo Escobar Gil, señala que los colegios antes de anunciar castigos a los jóvenes deben aconsejarlos paraque no utilicen esos adornos.

"Las limitaciones a la identidad personal y a la imagen propia son inconstitucionales, salvo que se adecuen de una manera razonable y proporcional a la Constitución y procurar la vigencia del orden jurídico y los derechos de los demás", dice uno de los apartes del fallo.

La Corte ha sostenido que el largo del cabello, la forma de un peinado, la utilización de aretes y cualquier otro adorno personal hacen parte del derecho a la propia imagen y toda persona está autorizada para autónomamente decidir cómo se presenta ante los demás.

POLÉMICA

Presidencia interviene en caso CAR

El delegado del presidente Andrés Pastrana ante la Corporación Autónoma Regional de Cundinamarca (CAR), Francisco Vargas, entró ayer a terciar en la polémica que desató un informe fiscal en el que se cuestionan contratos por más de 6.500 millones de pesos celebrados durante la administración del recién reelegido director de esa corporación, Darío Londoño.

Tal como lo reveló EL TIEMPO, uno de los contratos objetados por la Contraloría General se relaciona con la compra de la nueva sede de la CAR, un negocio de 5.700 millones de pesos que, por decisión de Londoño, se costeó en parte con dineros del plan de saneamiento y tratamientos de agua de Cundinamarca.

"Fui reiterativo y claro diciendo que el presupuesto de la Corporación no se podía tocar para este fin. Si hicieron algo distinto a esto, hicieron mal", aseguró el delegado Vargas.

Vargas también dijo que la compra –buena desde el punto de vista inmobiliario– fue orquestada en su totalidad por Londoño.

Por eso, no acepta desde ningún punto de vista que Londoño asegure que el ex director de la oficina jurídica de la CAR Gustavo Morales, usurpó sus funciones y firmó la promesa de compraventa del predio sin autorización.

"Eso no es coherente. El doctor Londoño presentó la compra como un gran negocio e hizo todo el seguimiento



La candidata presidencial Noemí Sanín entregó ayer a la Fiscalía la denuncia del gobernador de San Andrés, Ralph Newball Sotelo, según la cual este ha recibido presiones por parte de algunos congresistas para la celebración de concretos. La candidata dijo que no podía revelar los nombres porque eso le competía a las autoridades. Sanín le pidió al Fiscal General que realice una investigación a fondo.

Cae jefe de piratas terrestres

La Policía capturó a Juan Carlos Carrillo Teherán, sindicado de ser el líder de una organización dedicada a la piratería terrestre. Carrillo, detenido en la vía que de Cartagena conduce a la población de María la Baja (Bolívar), portaba una escopeta, una pistola de juguete y prendas de uso exclusivo de las fuerzas militares. La Fiscalía seccional de Cartagena asumió la investigación.

Destruirán discos piratas

En la Estación de Policía Germania, en el centro de Bogotá, serán destruidos hoy, a las 9 de la mañana, 60.000 discos compactos piratas que fueron incautados en días pasados en esta ciudad. La operación fue ordenada por los fiscales 57 y 64 y se efectuará en un molino construido especialmente para la pulverización de discos y casetes ilegales.

tudiante.

Uribe Bedoya accedió a quitárselo con el argumento "de que quería seguir estudiando antes que lo sacaran del colegio".

El fallo de la Corte proyectado por el magistrado Rodrigo Escobar Gil, señala que los colegios antes de anunciar castigos a los jóvenes deben respetar el derecho a la propia imagen y toda persona está autorizada para autónomamente decidir cómo se presenta ante los demás.

FORO / DICE DEFENSOR SOBRE TRIBUNAL INTERNACIONAL

Corte Penal fortalece proceso de paz

La Corte Penal Internacional en vez de afectar el proceso de paz lo fortalece y por ello ningún otro país como Colombia tiene la imperiosa necesidad de ratificar el Estatuto de Roma.

Además, bajo la óptica de ese instrumento jurídico a las fuerzas irregulares ya no se les puede catalogar como delincuencia política, sino como delincuentes internacionales.

Así lo señalaron ayer el defensor del Pueblo, Eduardo Cifuentes, y el procurador general de la Nación, Edgardo Maya, al participar en el acto de instalación del seminario internacional 'Verdad, Justicia y Reparación: Corte Penal Internacional', que se cumple en Bogotá.

A su vez, el vicepresidente de la República y ministro de Defensa, Gustavo Bell, se refirió a las bondades de la Corte Penal Internacional, a la vez que comentó que los grupos que actúan ilegalmente en el conflicto armado son cada vez más cínicos frente a los crímenes que cometen.

Ante un auditorio en el que asistieron como invitados especiales el Cuerpo Diplomático acreditado en el país, magistrados de las altas cortes, congresistas y otros funcionarios, Cifuentes dijo que la Corte Penal "es el seguro universal contra la impunidad".

El ex magistrado de la Corte Constitucional recordó que los efectos de la Corte Penal Internacional son profuturos y no retroactivos.

Por su parte, el procurador Edgardo Maya indicó que al adoptar el país las normas del Estatuto de Roma se revitaliza el sistema de justicia, por cuanto "no se deja impune ninguno de los delitos de lesa humanidad y se neutraliza el arsenal jurídico que ha permitido la impunidad".

"Eso no es coherente. El doctor Londoño presentó la compra como un gran negocio e hizo todo el seguimiento de la transacción".

"Yo respaldé a Londoño en ambas elecciones –agregó Vargas– pero en esto hay que ser claros y transparentes".

Vargas, economista de profesión y quien también representó a Pastrana ante la CAR cuando este era alcalde de Bogotá, manifestó que incluso advirtió en su momento que el dinero para la nueva sede debía salir de los activos fijos de la Corporación, es decir, lotes y predios que efectivamente se negociaron.

Por eso no entiende por qué se le echó mano a otro rubro para financiar el negocio.

La Contraloría –a través de su delegada del Medio Ambiente– espera las explicaciones de Londoño para cerrar el caso o para dar paso a las investigaciones fiscales, disciplinarias y penales necesarias.

ECONÓMICAS

CIFRA DEL DÍA

Tres ceros se le quitarán a los billetes y monedas de ser aprobado el proyecto del nuevo peso.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$2.314,33	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY		Pesos por Compra	Venta
Casa de cambio (c)	$ 2.080,00	Hoy	0,63	Hoy	18,03	Hoy	859,36	DTF	11,38%	$ 121,1363	Bolívar	3,10	3,20
Casa de cambio (v)	$ 2.120,00	Ayer	0,63	Ayer	17,45	Ayer	800,19	DTF Trimestre anticipado	10,81%	MAÑANA	Dólar (Ecuador)		$2.314,33
								TBS Efectivo anual Bancos a 90 días	n.d	$ 121,1439	Peso mexicano		255,42

Pagos de la Caja Agraria

A partir de hoy la Caja Agraria comenzará a cancelar el 100 por ciento de las acreencias de la liquidación que llegan a más de 37.000 millones de pesos por reclamaciones presentadas entre el 25 de febrero y el 24 de abril del 2000. Un primer pago corresponde a sumas recaudadas por terceros y el segundo a obligaciones laborales. Los pagos se realizarán a través del Banco Ganadero, en Arauca, Armenia, Barranquilla, Bogotá, Bucaramanga, Cali, Cartagena, Ibagué, Manizales, Medellín y Pasto, entre otras.

Suben las reservas


Récord en reservas
Millones de dólares
10.061
9.895
9.604
8.766
Nov/00
Ago/01
Oct/01
Nov/01

Fuente: Banco de la República.

Las reservas internacionales del país llegaron a 10.061 millones de dólares la semana pasada, cifra que no se veía desde noviembre de 1997, nivel que llevó al ministro de Hacienda de esa época, José Antonio Ocampo, a decretar una emergencia económica para frenar una revaluación del peso. Colombia está cumpliendo holgadamente la meta acordada con el Fondo Monetario Internacional en esa materia.

Nuevo peso, en recta final

A un paso de convertirse en ley se encuentra el proyecto por medio del cual se eliminan los tres ceros de los billetes y monedas que circulan actualmente en el país tras su estudio en la Plenaria de la Cámara de Representantes previsto para esta semana. El Emisor tiene un plazo de dos años para hacer la transición. Billetes y monedas conservarán sus características.

Crecen los desembolsos

Comportamiento crédito
(comprador-proveedor)
Millones de dólares

El Banco de Comercio Exterior de Colombia (Bancoldex), ha

CERVEZA / CON LOS OJOS PUESTOS EN CENTROAMÉRICA Y ESTADOS UNIDOS

Bavaria se va de compras

La cervecera aspira a controlar el 100 por ciento del mercado panameño. Bavaria comprará 8,7 millones de sus propias acciones.



LOS PLANES DE EXPANSIÓN de la compañía cervecera están respaldados por un crédito de 250 millones de dólares. Archivo / EL TIEMPO

Con la decisión de hacerse por lo menos al 51 por ciento de la panameña Cervecería del Barú y la compra de Bavaria del 3,5 por ciento de sus propias acciones, el industrial Julio Mario Santo Domingo dio un paso más para consolidarse en el mercado cervecero regional.

Desde Ecuador, pasando por Colombia, donde controla el 98 por ciento de la actividad cervecera, el Grupo Santo Domingo aspira a dominar la totalidad del sector en Panamá, saltar a Honduras, comprando otra cervecería, y ampliar su radio de acción a Estados Unidos con la exportación y distribución de los principales productos de Bavaria.

Toda la cerveza que consumen los panameños (130 millones de litros al año) será vendida por compañías del Grupo Bavaria en caso de concretarse las ofertas que este hizo a las dos únicas productoras de cerveza de ese país.

El Grupo ofreció el martes pasado comprar, mínimo, el 51 por ciento, y hasta el 100 por ciento de Cervecería del Barú, firma embotelladora de Coca Cola, la cual no está considerada en la negociación.

Días antes, a través de Cervezas Nacionales de Ecuador, de la que es propietario, el Grupo lanzó la oferta para comprar a la también panameña Cervecería Nacional, que maneja el 72 por ciento del mercado en este país y tiene como producto estrella a Cervezas Atlas, que copa el 58 por ciento de las ventas de este líquido.

Los planes de expansión internacional y de modernización de las plantas de Bavaria en Colombia están respaldados con un crédito de 250 millones de dólares concedido por la Corporación Andina de Fomento (CAF).

3-5

MAYOR CONTROL

Bavaria comprará, como máximo, 8'784.346 de sus propias acciones ordinarias (el 3,5 por ciento del total en circulación) a 8.040 pesos cada una, con lo cual el Grupo Santo Domingo aumentaría a más del 81 por ciento el control sobre la cervecera.

La operación, que se realizará a través de la Bolsa de Valores de Colombia, ascenderá a 70.626 millones de pesos. Las condiciones de compra estarán vigentes hasta el próximo 31 de diciembre.

El pasado 30 de mayo, la cervecera readquirió 27,59 millones de acciones, a 8.312 pesos cada una, por 229.391 millones de pesos, lo que le permitió al Grupo elevar su control al 78 por ciento.

El viernes de la semana pasada, se negociaron en la bolsa capitalina 38.265 acciones de Bavaria, cuyo precio de cierre fue de 7.702 pesos, inferior al fijado para la oferta de compra del 3,5 por ciento mencionado.

INURBE / INTERESADOS DEBEN POSTULARSE ANTES DEL 7 DE DICIEMBRE

Comportamiento crédito
(comprador-proveedor)
Millones de dólares
Cifras de enero a octubre de este año.

Año	Millones de dólares
2000	25,9
2001	43,9

Fuente: Bancoldex.

El Banco de Comercio Exterior de Colombia (Bancoldex), ha desembolsado 71,4 millones de dólares en 921 operaciones realizadas a través de la línea de crédito al comprador mientras que a través de la línea de crédito Comprador - Proveedor hasta Octubre de 2001, alcanzan los 43,9 millones, es decir, un incremento de 69,4 por ciento.

A redefinir el negocio

Ante los últimos acontecimientos mundiales el sector asegurador debe redefinir la naturaleza de su negocio dando valor agregado, ofreciendo servicios de alto nivel, reduciendo sus costos, diseñando productos innovadores y racionalizando sus costos. Así lo planteó el presidente de la Previsora, Álvaro Escallón, en la Convención de Seguros.

INURBE / INTERESADOS DEBEN POSTULARSE ANTES DEL 7 DE DICIEMBRE

Otros 14.000 subsidios a vivienda social

Para dinamizar la construcción de vivienda de interés social y generar 42.000 puestos de trabajo el Gobierno anunció la entrega de subsidios por un valor total de 100.000 millones de pesos.

Esos recursos permitirán otorgar subsidios a 14.000 hogares colombianos a través del Inurbe. Las ciudades más beneficiadas serán Bogotá con 4.565, Medellín con 1.897, Cali con 1.519 y Barranquilla con 1.196.

El ministro de Desarrollo, Eduardo Pizano, dijo que quienes se deseen postular ante el Inurbe para beneficiarse del subsidio no tendrán que demostrar el tiempo requerido en la antigüedad del ahorro sino comprobar que cuentan con un 10 por ciento del valor total de la vivienda elegida.

Adicionalmente, se entregarán a las familias con ingresos inferiores a cuatro salarios mínimos (menos de un millón de pesos), que no tengan vivienda propia y que no hayan sido favorecidos con un subsidio anterior ni del Inurbe o de las cajas de compensación familiar.

Los hogares se deberán postular antes del 7 de diciembre próximo con el fin de que les sea asignada la partida del Gobierno el 21 de diciembre.

Los beneficiarios tendrán un plazo máximo de seis meses para aplicar el subsidio a la vivienda que hayan escogido.

Por primera vez se destina un 5 por ciento de estos recursos para atender las necesidades de vivienda de los soldados pensionados, dando prioridad a los lesionados en combate.



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EL TIEMPO
LUNES 19 DE NOVIEMBRE DE 2001



ECONÓMICAS

SANITAS CRECE EN VENEZUELA

La compañía cuenta hoy con 10 clínicas y 100 mil afiliados, luego de cuatro años de labores. 3-6



COMPUTADORES

LA GUERRA HA COMENZADO

Microsoft, Nintendo y Sony dieron inicio a una feroz batalla por el mercado de los videojuegos. 3-7

ECONÓMICAS

¿QUIEN AMPARA A DESEMPLEADOS?

Las reformas siempre cobijan a los que están trabajando, pero no a los desempleados. 3-3

NEGOCIO / LA ADQUISICIÓN SE COMPLICA

HP y Compaq viven época de incertidumbre

COMPUTADORES

La compra de Compaq por parte de Hewlett-Packard atraviesa un momento difícil. Desde que los herederos de los fundadores de HP manifestaron públicamente su oposición al trato, los rumores sobre su cancelación circulan por los pasillos de las compañías.

El asunto ha llegado a tal punto que las directivas de HP han tenido que emitir comunicados internos para detener la ola de incertidumbre.

La semana pasada, precisamente, el presidente de HP para ventas corporativas, Webb McKinney, pidió a sus empleados que no tuvieran en cuenta ningún comentario acerca de la negociación que no provenga de Carly Fiorina (directora ejecutiva de HP) o Michael Capellas (su homólogo en Compaq).

Los problemas surgieron hace dos semanas, cuando Walter B. Hewllet –hijo del cofundador de HP William Hewlett– manifestó que la empresa quedaría muy expuesta en el mercado de los computadores personales (en crisis actualmente) si se unía con Compaq, lo que iría en detrimento de su liderazgo en el mundo de las impresoras. La posición fue secundada por David W. Packard, hijo del otro cofundador de la firma, David Packard.

Ahora, los empleados de las compañías se debaten entre los temores por la reducción de personal que podría traer la unión –cuando menos 15.000 empleados, dados los diferentes negocios comunes que tienen HP y Compaq– y la incertidumbre ante la posibilidad de que la compra no se realice.

El trato, cuyo plan de ejecución se presentará en febrero del año entrante, todavía tiene que ser aprobado por los accionistas de las compañías y por las entidades reguladoras de E.U.

Así las cosas, aunque a estas alturas no se sabe a cien-

MERCADEO / EL COMERCIO LOS ATRAPA CON CALIDAD Y BAJOS PRECIOS

Compradores exigentes

Ahora el poder de decisión de compra se da desde los 5 años, cuando antes era a los 18 años, aseguran expertos en mercadeo.

ECONÓMICAS

VICENTE ARCIERI G.
Corresponsal de EL TIEMPO.

CARTAGENA

Tiendas con computadoras y servicio de Internet en lugar de maquinitas de juegos es una de las ideas que exploran varios microempresarios de Cartagena para seguir vivos en el comercio del futuro.

Y es que nadie quiere quedarse atrás en esta competencia desenfrenada por ganar consumidores. En el encuentro de supermercados 'Góndola 2001', y la X Conferencia Panamericana de Comercio Detallista, la preocupación de 800 ejecutivos fue encontrar la fórmula de multiplicar y conservar a la clientela en tiempos de recesión.

La primera certeza de los comerciantes es que el consumidor del 2005 será muy exigente y bien informado. Rafael España, director económico de Fenalco, dice: "El 33 por ciento de las familias poseen televisión internacional por cable y eso le da una visión global de las innovaciones que se dan en el mundo del comercio".



LA DISTRIBUCIÓN de los productos, las formas y los colores están fríamente calculados en las góndolas para atraer a los consumidores. Mauricio Moreno / EL TIEMPO

Los compradores colombianos se fijan en precios bajos, las ofertas y en el tiempo que se demoran en la caja de pago. Debido a la crisis económica, las costumbres de consumo en el continente cambiaron: ahora el precio es determinante; la compra impulsiva desapareció, explicó España.

Darío Jaramillo, presidente comercial de Éxito-Cadenalco, sostiene que además de enterado, será un consumidor con mejor escolaridad. "Exigirá que le den lo mejor, y que haya buena atención y servicios", dice. Entonces el reto es modernizar los negocios: Las tiendas con Internet, como lo propone el presidente de la Cámara de Comercio de Cartagena, Guillermo Ramírez; y los supermercados haciéndolos más atractivos y fáciles, como dice Jaramillo.

El experto y asesor comercial Rafael Villa, de Concept Consul- 3-6

...trato, cuyo plan de ejecución se presentará en febrero del año entrante, todavía tiene que ser aprobado por los accionistas de las compañías y por las entidades reguladoras de E.U.

Así las cosas, aunque a estas alturas no se sabe a ciencia cierta lo que puede pasar, el impulso inicial del negocio parece haberse diluido por la influencia de la opinión de los Hewlett y los Packard.


COMPAQ

Puntos a favor

En medio de la tormenta, los resultados financieros presentados por HP la semana pasada fueron interpretados como un nuevo impulso para la negociación.

Aunque los ingresos netos de la compañía cayeron 90 por ciento frente a los obtenidos en el mismo periodo del año pasado, las ganancias (que se redujeron 18 por ciento) estuvieron 1.000 millones de dólares por encima de lo esperado por los analistas de Wall Street.

Los ejecutivos de Compaq, por su parte, no han ahorrado esfuerzos para destacar los beneficios de la negociación. Thomas J. Perkins, miembro de la junta directiva de Compaq y quien ayudó a crear la división de computadores de HP en los años 60, dijo que la unión de las empresas solamente hará a HP más completa en su línea de equipos de alto rango.

Frente a los comentarios de Hewlett sobre la posible caída en el mercado de impresoras, Perkins manifestó: "Se necesitan computadores para conectar las impresoras. El mercado de los computadores personales volverá a ser rentable en un futuro no muy lejano".

Compaq remata sus argumentos con la visión de una compañía que tendrá un rango de productos que irá desde dispositivos de mano hasta grandes supercomputadores, y que competirá directamente con IBM –el gigante de la industria informática– con posibilidades de sobrepasarla.

El salvavidas de Compaq

El interés de Compaq en que el negocio con HP se concrete no es gratuito. Según Todd Kort, analista de Gartner Dataquest, la compañía sería la más perjudicada de no llevarse a cabo la unión: "Ellos han creado una especie de atmósfera en que aparentan estar listos para tirar la toalla".

Domenick E. Fumai, presidente del banco BNP Paribas en Nueva York, afirma que el negocio es imperativo para Compaq: "Probablemente se dieron cuenta de que su propio negocio tiene algunas debilidades en el mercado".

Russell Price, de H&R Block Financial Advisors, sostiene que Compaq tendría que enfrentar obstáculos muy grandes si el negocio de 20.000 millones de dólares no se concreta.

ECONÓMICAS

CIFRA DEL DÍA
2,66 por ciento, creció la demanda de electricidad en octubre.

DÓLAR

Tasa representativa del mercado	$2.311,57
Casa de cambio (c)	$ 2.080,00
Casa de cambio (v)	$ 2.120,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,63
Ayer	0,65

PETRÓLEO — Dólares por barril

Hoy	17,45
Ayer	19,74

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	800,19
Ayer	794,26

INTERÉS

Efectivo anual	
DTF	11,58%
DTF Trimestre anticipado	10,81%
TBS Efectivo anual Bancos a 90 días	11,23%

UVR

HOY	$ 121,1133
MAÑANA	$ 121,1209

MONEDAS

	Pesos por Compra	Venta
Bolívar	3,09	3,19
Dólar (Ecuador)	$2.311,57	
Peso mexicano	255,02	



Poco efecto en producción

A pesar de la huelga iniciada por la Unión Sindical Obrera desde el miércoles, la refinación de petróleo de Ecopetrol solo ha sido afectada levemente. Mientras que en la refinería de Cartagena la carga bajó de 76.000 barriles por día a 70.000, en Barrancabermeja se registraron protestas que paralizaron un centro de despacho de carrotanques que cargan Acpm, según Ecopetrol. La Uso protesta por los arrestos y asesinatos de miembros del sindicato que agrupa a unos 4.000 de los 7.100 trabajadores. La huelga se extenderá dos días más.

AV Villas arroja utilidades

AV Villas informó que entre agosto y octubre la entidad financiera obtuvo ganancias por 698 millones de pesos, revirtiendo la tendencia negativa que traía a lo largo del año. Las utilidades se derivan de un reciente fortalecimiento patrimonial por valor de 260 mil millones de pesos. La entidad consolidó en 9,98 por ciento su relación de solvencia al corte de octubre, superior al exigido por la ley.

Polycom admitida en 550

Plycom S.A, dedicada al negocio de las telecomunicaciones y la seguridad informática, fue admitida bajo la Ley 550 de Intervención económica. La empresa solicitó entrar en la ley debido a la fuerte crisis de liquidez que venía afrontando debido al aumento en la retención del Iva facturado. La empresa replanteará la estrategia de negocios para adpatarse a las nuevas condiciones de mercado.

Estudio de medios

En la primera semana de diciembre se entregará al mercado la cuarta medición del Estudio General de Medios de Colombia E.G.M. 2001. Para su realización se hicieron 12 mil entrevistas en las 16 principales ciudades de país para medios de prensa, televisión, Internet y cine y 17 mil para radio. E.G.M. se ha convertido en la herramienta de mayor uso para el conocimiento del consumidor de medios.

POLÉMICA / 'LAS CUENTAS ESTÁN CLARAS': TOBÓN

Retraso en túnel de La Línea

Invías asegura que aplazó la licitación por solicitud de los participantes y según la ley. Transparencia dice que hay costos sin justificar por US $23 millones y que hay que suspender el proceso.



EL DIRECTOR DEL INVÍAS, Luis Eduardo Tobón, dijo que la Procuraduría vigila este proceso. John Wilson Vizcaíno / EL TIEMPO

Desde hace 72 horas se encuentra aplazada la multimillonaria licitación para la adjudicación del contrato de construcción del túnel de La Línea, una obra de 8,6 kilómetros de longitud avaluada en cerca de 267 millones de dólares.

Aunque la decisión de postergar el proceso fue adoptada de manera autónoma por el Instituto Nacional de Vías (Invías), atendiendo una solicitud de varias de las compañías participantes, ese mismo día –el pasado martes 13– la Corporación Transparencia Colombia solicitó la suspensión inmediata de ese proceso, argumentando que hay más de 23 millones de dólares de costos adicionales que no han sido justificados.

Pero las quejas de Transparencia, entidad que por invitación del Gobierno acompaña y vigila la pulcritud del proceso licitatorio, van aún más allá.

La corporación Transparencia asegura que ha solicitado al Invías documentos que justifiquen los incrementos, sin obtener respuesta alguna, por eso, no se contó con información previa y suficiente para hacer y transmitir observaciones y constancias.

Por eso, dicen los voceros de esa entidad, es necesario solicitar al Gobierno una explicación de por qué el presupuesto de la obra –elaborado por un consorcio y discutido ampliamente en reuniones interinstitucionales– se disparó.

La defensa

Ayer mismo el director del Invías, Luis Eduardo Tobón, les salió al paso a las objeciones de Transparencia.

En entrevista con EL TIEMPO, Tobón aseguró que la decisión de aplazar el proceso licitatorio –hasta el próximo 28 de noviembre– fue a solicitud de la mayoría de las compañías que entró al concurso.

Esas empresas, dice Tobón, manifestaron que dentro del plazo previsto inicialmente –octubre pasado– no podían llenar todos los requisitos relacionados con las garantías o pólizas que amparan el proceso licitatorio y de ejecución.

Tobón agregó que "el aplazamiento se adoptó dentro del marco legal y amparados en las disposiciones de la Ley 80".

En cuanto a los incrementos en los precios, el funcionario aseguró que los propios proponentes solicitaron revisar el valor total de la obra y que, de común acuerdo y con el visto bueno del consorcio que elaboró el presupuesto, este se modificó.

Según Tobón, se encontraron errores como el no haber incluido los 11,5 millones de dólares equivalentes al impuesto especial que debe pagar cualquier 1-15

Aquí hay gato encerrado,

Aquí hay gato encerrado, encuéntrelo


Mazda 626

- Llévese su Mazda 626 modelo 2002, de inmediato, con el 60%**
- El 40% restante, en 6 pagos fijos trimestrales
- El total pagado es igual al precio publicado. Usted no necesita ser un experto financiero para calcular la tasa de interés

¿Vio? Con este plan de financiación* para comprar su Mazda 626, el único gato encerrado está en el baúl.

Mazda 626 Mecánico Precio actual: $51'100.000**	Mazda 626 Automático Precio actual: $54'800.000**
Primer pago: $30'660.000	Primer pago: $32'880.000
6 Pagos fijos trimestrales: $3'406.667 c/u	6 Pagos fijos trimestrales: $3'653.333 c/u
Total pagado en 18 meses: $51'100.000**	Total pagado en 18 meses: $54'800.000**

Visite cualquier concesionario Mazda del país.

Financiera Mazdacrédito S.A.
COMPAÑÍA DE FINANCIAMIENTO COMERCIAL

626

*Arrendamiento financiero (Leasing). Vigencia hasta el 31 de diciembre de 2001. Este plan de financiación no es acumulable con beneficios o descuentos de otros planes. **Precio publicado en revista Motor No. 324 de noviembre de 2001. Precio para entrega en Bogotá con tapicería en tela. No incluye seguros.

VIGILADO SUPERINTENDENCIA BANCARIA

JUSTICIA

Vea además en:
eltiempo.com
Islam. Detalles sobre esta religión de 14 siglos, **en la sección Revista Credencial.**

Advertencia de la ONU

El saliente delegado especial de la ONU para Colombia, Jean Egeland, se reunió ayer con la cúpula militar y les advirtió que a pesar de la gravedad por la que atraviesa el proceso de paz con las Farc, la solución al conflicto debe ser política y no armada. Durante su encuentro en el comando de las Fuerzas Militares, Egeland presentó a su sucesor, James Le Moyne.

Estadísticas de la Justicia

La Corporación Excelencia en la Justicia convocó ayer a 34 entidades del sector público y privado para establecer el primer comité interinstitucional que permita hacer un sistema único de estadísticas. La red de información unificará cifras sobre procesos judiciales, fallos de altas cortes, inventarios de despachos, entre otros datos. El balance final será entregado por la Corporación en el mes de diciembre.

Sancionado Plazas Alcid



La Procuraduría sancionó al ex alcalde de Neiva Guillermo Plazas Alcid (en la foto) por irregularidades en un contrato para la construcción de un centro comercial en esa ciudad. La investigación determinó que el ex funcionario incumplió el pago de una deuda para la compra del lote, por un valor cercano a los mil millones de pesos.

Alarma por atentados a fiscales

Los fiscales de la Unidad de Derechos Humanos expresaron ayer su preocupación por los asesinatos de sus compañeros en el país. En una carta, dirigida al fiscal Luis Camilo Osorio, expresaron su defensa al trabajo de esa unidad y advierten que su independencia no se puede poner en tela de juicio. Denunciaron que cada día aumentan las amenazas fiscales e investigadores.

Golpe a cartel de gasolina

Cinco personas, acusadas de pertenecer a una banda que robaba gasolina a Ecopetrol en el departamento de Bolívar, fueron capturadas ayer por la Policía de carreteras. En la operación, realizada en una estación de servicio de Cartagena, las autoridades decomisaron 7.600 galones de combustible. Entre los retenidos están el administrador de la estación y el vigilante del lugar.

FALLO / MINISTERIO DE TRANSPORTE TIENE LA ÚLTIMA PALABRA

Peajes, pero con permiso

Consejo de Estado advierte que los departamentos y municipios deben tener el aval del Gobierno Nacional para colocar casetas y fijar tarifas por el uso de las vías.



EL FALLO DEL Consejo de Estado aclara que la instalación de peajes en las entradas a los municipios no es solo un asunto local. Archivo / EL TIEMPO

Un fallo judicial le recordó a los concejos municipales, alcaldes y gobernadores que la facultad que tienen para implementar casetas de peaje y fijar sus tarifas no son ilimitadas y requieren autorización previa del Gobierno Nacional.

El pronunciamiento fue hecho al precisar los alcances de un decreto del presidente Andrés Pastrana por medio del cual se modificó la estructura de ese ministerio.

Ese decreto estableció que una de las funciones del Ministro de Transporte es emitir conceptos, que tienen calidad de obligatorio, previo al establecimiento de los peajes que cobren el uso de las vías.

Es decir, si el Ministro dice que un peaje no se puede ubicar en determinado sitio, no debe ser instalado. Igual ocurre con las tarifas de los mismos.

El fallo advierte, eso sí, que no es que se le prohíba a los concejos municipales ni a las autoridades locales, planificar la colocación de peajes, solo que deben tener la autorización del Gobierno central. "Se trata de una limitación a la autonomía de las entidades territoriales, que sin duda exigen que se valore desde el punto de vista técnico como de conveniencia la colocación de peajes", dice la sentencia del magistrado Camilo Arciniegas.

Más que un asunto local

El Consejo de Estado acepta que la colocación de peajes es una decisión política que no puede ser tratada como un asunto puramente local ya que tiene consecuencias regionales y aún nacionales.

"Esto incide significativamente en la circulación de sujetos, bienes y servicios y por eso la formulación de su política general debe hacerla el Estado a través del Ministerio del Transporte", señala otro de los apartes de la sentencia.

El concejal de Bogotá Germán Olano había demandado ante el Consejo de Estado el decreto presidencial por medio del cual se exige el concepto del Ministro en caso de ubicación de peajes.

Argumentaba que esa norma desconocía la autonomía de los concejos municipales y, en particular, del Concejo de Bogotá.

Además, que el Primer Mandatario desconoció la autonomía de las corporaciones públicas de origen popular al someter el establecimiento de peajes al "vistos bueno vinculante" del Ministro de Transporte.

La decisión se conoce en momentos en que la administración de Bogotá anunció que en enero próximo presentará un estudio socioeconómico al Ministerio de Transporte y un proyecto de acuerdo al Concejo de Bogotá, para instalar peajes por concesión a la entrada de la Autonorte, la vía al Llano y la ALO (Avenida Longitudinal de Occidente).

INVESTIGACIÓN

Harán 33 indagatorias por armas de Jordania

La Fiscalía General de la Nación llamó a indagatoria y ordenó la captura de 33 personas para que respondan por su presunta participación, en 1999, en el tráfico de armas para la guerrilla de las Farc.

El caso se refiere a la entrada al país de diez mil fusiles provenientes de Jordania que, supuestamente, iban para Perú pero llegaron a las Farc luego de ser arrojados en plena selva colombiana para que los recogieran los guerrilleros.

Entre los que tienen que responder están dos colombianos, entre ellos Tomás Medina Caracas, 'El negro Acacio', comandante del frente 16 de las Farc. Se encuentran llamados también 11 peruanos, 2 franceses, 7 rusos, 5 ucranianos, un estadounidense y un jordano.

Según la investigación, los fusiles vendidos por Jordania al Perú fueron transportados en un avión de fabricación rusa, que aparentemente hizo escala en las Islas Canarias (España) y en Georgetown (Guyana) y finalizó su recorrido en Iquitos (Perú).

Para los investigadores durante el recorrido entre Georgetown e Iquitos la carga fue lanzada en paracaídas sobre Barrancominas, en Colombia, donde fue recogida.

La Fiscalía estudia la posibilidad de abrir un proceso penal en Colombia por los mismos hechos en contra del ex asesor de seguridad del gobierno Fujimori, Vladimiro Montesinos.

que robaba gasolina a Ecopetrol en el departamento de Bolívar, fueron capturadas ayer por la Policía de carreteras. En la operación, realizada en una estación de servicio de Cartagena, las autoridades decomisaron 7.600 galones de combustible. Entre los retenidos están el administrador de la estación y el vigilante del lugar.

Suspenden a contralor

Por aparente extralimitación de funciones, la Procuraduría suspendió de su cargo por tres meses y abrió investigación contra del contralor auxiliar de Cundinamarca, Rafael Humberto Cristancho. La medida señala que el funcionario, supuestamente, ejerció una indebida presión contra el encargado de investigar al ex alcalde de Caparrapí Antonio Ávila Bustos.

Caen traficantes de armas



DAS

El DAS desmanteló ayer en Bogotá la que consideró como una de las más importantes redes de traficantes de armas para la guerrilla. Según el organismo, los cuatro capturados (en la foto), suministraban armamento y munición a las milicias de las Farc, que luego trasladaban los elementos hacia el sur del país. Durante la operación les decomisaron más de mil *cartuchos* para fusil y ametralladora.

Heroína en la ropa

CALI. La Policía detuvo en el aeropuerto Alfonso Bonilla Aragón al estadounidense Fracis Moses Elías Landa, de 21 años, quien entre su equipaje llevaba varias prendas impregnadas de heroína. Elías Landa, se dirigía a Nueva York en donde se desempeña como estilista. También fue detenida por la Policía Quínides Libreros, de 65 años, quien llevaba heroína dentro de las varillas y ruedas de la maleta.

Asesinan a concejal

MEDELLÍN. El concejal liberal del municipio de Puerto Triunfo (Antioquia) Enrique Pava de la Ossa, de 44 años, fue asesinado en el corregimiento de Puerto Perales. Según el reporte de la Policía de ese municipio del Magdalena Medio, el concejal -nacido en Puerto Boyacá- presentaba heridas en diferentes partes del cuerpo producidas con arma blanca. Los móviles y autores del crimen no se han establecido.

ción del Gobierno central. "Se trata de una limitación a la autonomía de las entidades territoriales, que sin duda exigen

El concejal de Bogotá Germán Olano había demandado ante el Consejo de Estado el decreto presidencial por medio

por concesión ... la Autonorte, la vía al Llano y la ALO (Avenida Longitudinal de Occidente)...

... hechos en contra del ex asesor de seguridad del gobierno Fujimori, Vladimiro Montesinos.

ECONÓMICAS

CIFRA DEL DÍA

$ 26 billones valen las compras del Estado anualmente.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$2.302,81	*Dólares por libra en N.Y.*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual* DTF	11,58%	HOY $ 121,1056	*Pesos por*	Compra	Venta
Casa de cambio (c)	$ 2.080,00	Hoy	0,65	Hoy	19,74	Hoy	794,26	DTF Trimestre anticipado	10,81%	MAÑANA $ 121,1133	Bolívar	3,09	3,19
Casa de cambio (v)	$ 2.120,00	Ayer	0,60	Ayer	21,67	Ayer	790,86	TBS Efectivo anual Bancos a 90 días	11,29%		Dólar (Ecuador)		$2.302,81
											Peso mexicano		254,78

Huelga en Bancolombia

La Unión Nacional de Empleados Bancarios (Uneb) informó ayer la decisión de los trabajadores del Bancolombia de ir a la huelga para presionar una solución al conflicto laboral suscitado a raíz de la presentación del pliego de peticiones que se realizó el 1 de octubre. La decisión fue respaldada por el 90 por ciento de los participantes. La huelga, cuya fecha aún no ha sido especificada, implica la parálisis de 320 oficinas en el país.

Avantel amplia operaciones

Avantel amplia operaciones en Cartagena en una inversión supera el medio millón de dólares y la cual incluye obras civiles, energía, equipos de microondas y sistema de radio frecuencia. Con esta nueva estación se refuerza el cubrimiento en la zona del casco histórico y amurallado de Cartagena, se mejoran los niveles de señal para los hoteles y edificios gubernamentales y centros históricos.

Ataque a la corrupción



La Contraloría pondrá en marcha a partir del primero de enero del 2002 el sistema de información para la vigilancia de la contratación estatal (Sice). El programa va a permitir que los datos más relevantes de los procesos de adquisición de cada entidad estatal puedan ser conocidos por las entidades públicas y

POLÉMICA / DEMANDAS PENALES, ACUSACIONES E INVESTIGACIONES MUTUAS...

Agarrón de Contralor y Auditor

El Contralor Carlos Ossa y el Auditor César López, protagonizan un duro enfrentamiento. Ossa dice que hay persecución. Auditor insiste en que hay irregularidades.

CARLOS OSSA, Contralor General de la República.



CÉSAR AUGUSTO LÓPEZ, Auditor General. Cortesía Cambio

A pesar de que la Procuraduría y la Fiscalía sepultaron las investigaciones que seguían contra el Contralor General de la República, Carlos Ossa Escobar, la Auditoría General insiste en hurgar en el asunto.

Dos fallos de este organismo tienen al Contralor a punto de pagar de su bolsillo, cerca de 160 millones de pesos por un supuesto perjuicio ocasionado al patrimonio nacional por supuestas irregularidades en varios contratos.

El contralor Ossa Escobar contraatacó a la arremetida con denuncias penales y disciplinarias contra el Auditor, César Augusto López, por supuesto prevaricato y persecución.

La pelea arrancó cuando el anterior Auditor, Alvaro Rendón López, criticó la gestión de la Contraloría.

En su momento, Rendón afirmó que el ente de control se había gastado en los últimos cinco años, 465 mil millones de pesos y solo había recuperado del bolsillo de los corruptos, 4.271 millones de pesos. Pero además de las críticas hubo acusaciones.

Según la Auditoría, hubo irregularidades en la suscripción de varios contratos por parte de Ossa Escobar. Entre ellos el de tres reconocidos periodistas para escribir varios libros sobre escándalos como Foncolpuertos, Dragacol y Cartagena, en los que la Nación perdió miles de millones de pesos.

La Auditoría considera que hubo anomalías en la celebración de los contratos 061 y 062 de 1999 y 003 del 2000 porque la destinación de recursos para escribir estos libros -unos 30 millones por obra- 'no contribuye al desarrollo de la misión, el cumplimiento del Plan Estratégico y el fortalecimiento institucional'.

La Auditoría también consideró innecesaria la contratación de asesores externos, por 276 millones de pesos. Se referían a un contrato con la ex ministra María Mercedes Cuéllar, Pablo Augusto Molina, Petrus A. Nicolás Spijkers y a Alberto Carrasquilla para ejecutar el Plan Estratégico de la Contraloría 1998-2000.

Según la investigación, al contratar a estos profesionales pudo presentarse un 'detrimento patrimonial', así lo dijo el anterior auditor y así lo ratifica el actual quien sí profirió los fallos contra Ossa Escobar.

Sin embargo, el Contralor y su apoderado son tajantes: para ellos hay una evidente persecución, un irrespeto a la ley y "una serie de patrañas en contra del Ossa".

Ossa reitera que por esos mismos hechos, en decisiones de junio y octubre de este año, la Fiscalía y la Procuraduría archivaron las investigaciones que adelantaban.

EL TIEMPO buscó al Auditor General para saber su opinión al respecto, pero este se abstuvo de hablar y anunció para hoy una declaración en respuesta a las acusaciones del Contralor Carlos Ossa.

para la vigilancia de la contratación estatal (Sice). El programa va a permitir que los datos más relevantes de los procesos de adquisición de cada entidad estatal puedan ser conocidos por las entidades públicas y empresas privadas interesadas. El Sice será presentado oficialmente hoy en el Palacio de Nariño.

Certificado para Legis

La empresa Legis recibió recientemente la certificación ISO 9002, mediante la cual se validan los procesos de aseguramiento de calidad en manufactura de artes gráficas. La empresa espera para este año un crecimiento en ventas del 12 por ciento para este año y según su presidente Juan Alberto Castro, continuará posicionándose con sus portales de recursos humanos, construcción, educación y salud.

Garantías a electrodomésticos



La Superintendencia de Industria y Comercio y la Dian expidieron una resolución conjunta que condiciona el servicio de garantía a la presentación de factura que acredite el origen legal del producto. La resolución también obliga a los productores, ensambladores, importadores y distribuidores a elaborar bases de datos de sus bienes para identificarlos plenamente y ponerlas a disposición de los talleres autorizados.

Ejecutivos jóvenes

El gerente general de Servientrega, Francisco Plata Romero fue escogido como uno de los 10 mejores ejecutivos sobresalientes de Colombia. La distinción fue otorgada por la Cámara Junior de Colombia que destaca cada año el liderazgo de los jóvenes con mayor proyección. Plata fue seleccionado en la categoría de éxito financiero e innovaciones comerciales.

Buena calificación para Bolívar

Las sociedades Compañía de Seguros Bolívar S.A., Seguros Comercial Bolívar S.A. y Capitalizadora Bolívar S.A. obtuvieron la calificación (triple A) al riesgo de contraparte de las tesorerías de las compañías otorgada por Duff & Phelps de Colombia. La calificación significa que es sobresaliente la evaluación de factores que incluyen fortalezas y debilidades de la administración de riesgo.

ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

BOLSA DE VALORES DE COLOMBIA

Especie	PRECIO Anterior	PRECIO Cierre	VARIACIÓN	VARIACIÓN Porcentual	PRECIO Máximo	PRECIO Mínimo
BANBOGOTA	3,570.00	3,570.00	0.00	0.00%	3,603.00	3,569.00
PAPELNAL	131.00	121.00	-10.00	-7.63%	121.00	121.00
COLTABACO	1,402.00	1,500.00	98.00	6.99%	1,500.00	1,500.00
COLINVERS	1,065.00	970.00	-95.00	-8.92%	1,001.00	970.00
BAVARIA	6,701.00	6,700.00	-1.00	-0.01%	6,700.00	6,700.00
INTERBOLSA	2,500.00	2,500.00	0.00	0.00%	2,500.00	2,500.00
CEMPAZRIO	1,270.00	1,250.00	-20.00	-1.57%	1,250.00	1,250.00
CEMCARIBE	4,420.00	4,420.00	0.00	0.00%	4,420.00	4,420.00
BANCOLOMBIA	942.00	999.00	57.00	6.05%	1,000.00	999.00
CEMARGOS	4,600.00	4,610.00	10.00	0.22%	4,611.00	4,610.00
CHOCOLATES	5,250.00	5,250.00	0.00	0.00%	5,250.00	5,250.00
SUR.INVERSIONES	900.00	900.00	0.00	0.00%	900.00	900.00
ISAPV	1,075.18	1,075.18	0.00	0.00%	1,075.18	1,075.18
VAL.BAVARIA	295.00	300.00	5.00	1.69%	300.00	300.00
AVAL	142.13	142.13	0.00	0.00%	142.13	142.13
CORFINSURA	900.00	900.00	0.00	0.00%	900.00	900.00

Fuente: BVC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia octubre-noviembre
817,07 — 794,26
30 31 01 02 06 07 08 09 13 14
Fuente: Bolsa de Bogotá

DOW JONES
Bolsa de Nueva York octubre-noviembre
9.121,98 — 9.823,61
30 31 01 02 06 07 08 09 13 14
Fuente: Bolsa de Medellín

NIKKEI
Bolsa de Tokio octubre-noviembre
10.512,82 — 10.086,76
30 31 01 02 06 07 08 09 13 14
Fuente: Bolsa de Occidente

FTSE 100
Bolsa de Londres octubre-noviembre
5.003,60 — 5.240,70
30 31 01 02 06 07 08 09 13 14
Fuente: Corredores Asociados

LOS MERCADOS

En el mundo

CAFÉ

BOGOTÁ (EFE)

El precio del café colombiano ce-

En Colombia

DÓLAR

Mercado cambiario Noviembre 13/2001

Precio de apertura	$2,305,50

FALLO / PERÚ NO PODÍA OTORGAR LA PATENTE DICE TRIBUNAL ANDINO

Golpe al Viagra en la CAN

Tribunal Andino reiteró la prohibición de patentar segundos usos. Venezuela y Ecuador en la mira. Se consolida la posición colombiana, que negó la protección al Viagra.

La negativa de la Superintendencia de Industria y Comercio de otorgarle patente al Viagra recibió un espaldarazo del Tribunal Andino de Justicia (TAJ), que en reciente fallo señaló que el Perú violó la normatividad regional al concederle esta protección a dicho medicamento.

De acuerdo con el TAJ, las normas andinas prohíben patentar segundos usos de un producto, que fue lo que sucedió con el Viagra, cuyo principalmente componente fue patentado en el exterior para combatir enfermedades cardiovasculares.

El Viagra sirve para combatir la disfunción eréctil (impotencia masculina) y es fabricado por la multinacional farmacéutica Pfizer.

Este laboratorio solicitó en Colombia el otorgamiento de la patente el producto mencionado, pero la Superintendencia de Industria y Comercio negó la petición a principios del año pasado, con los mismos argumentos esgrimidos ahora por el Tribunal.

COLOMBIA OCUPA el lugar número 30 dentro los principales países consumidores de Viagra. Archivo / EL TIEMPO

Al Consejo de Estado llegó una demanda de nulidad de la decisión de la Superintendencia, corporación que todavía no se ha pronunciado, pero que por la sentencia del TAJ contra el Perú se espera que falle en el mismo sentido.

Venezuela y Ecuador, socios de Colombia y Perú en la Comunidad Andina (CAN) también otorgaron patente al Viagra. Los dos países fueron llevados por la Secretaría de la CAN ante el TAJ alegando incumplimiento a la normas de la integración regional.

El organismo andino de justicia anunció que realizará hoy una audiencia para escuchar todas las explicaciones de Ecuador (ya hizo lo mismo la semana pasada con Venezuela) y se cree que antes de terminar el año produzca los fallos respectivos.

Voceros de Pfizer en Colombia dijeron que la decisión del TAJ es negativa para los intereses de las compañías farmacéuticas en la CAN y es contraria a los compromisos adquiridos mediante tratados y convenios internacionales, como el Grupo de los Tres (Colombia, Venezuela y México) o la Organización Mundial de Comercio.

En el mismo sentido se pronunció la presidenta de Afidro (que reúne a las multinacionales del sector en Colombia), Margarita Villate, quien señaló que el fallo recorta las posibilidades de inversiones en investigación para nuevos usos y de lanzar nuevos productos de manera rápida y a menor precio.

"Esa determinación –advirtió Villate– puede marginar de las inversiones a los países que no aprueben las patentes para segundos usos".

Alberto Bravo, presidente de Asinfar, que representa los intereses de los laboratorios nacionales, algunos de los cuales están producen un medicamento similar al Viagra, aplaudió el fallo del TAJ y aseguró que prohibir patentes de segundo uso no viola acuerdos internacionales de Colombia con otros países.

CONGRESO / NORMA PASÓ A SANCIÓN

Lotes para vivienda social

Para firma del presidente Andrés Pastrana quedó ayer un proyecto aprobado por el Congreso que permi- xados al proyecto, que fue impulsado por el ministro de Desarrollo, Eduardo Pizano, en los terrenos que serán tregar esos terrenos para su aprovechamiento.

Según Pizano, esta ley ayu-


NUEVA Línea T
¡Llame ya !
¡GRATIS!
423-9200 ó *200

CAFÉ

BOGOTÁ (EFE)

El precio del café colombiano cerró ayer en 0,6570 dólares libra ex dock Nueva York (0,6085 anterior) para entrega en noviembre, informó la Federación Nacional de Cafeteros.

BOLSA DE NUEVA YORK

NUEVA YORK (EFE)

Las bolsas de Nueva York cerraron el miércoles con una clara tendencia alcista, impulsadas por las altas cifras de ventas al por menor y los resultados de Hewlett-Packard, que fueron menores a los del año pasado pero mejores de lo previsto.

El promedio Dow Jones de Industriales, el más representativo de los mercados de Nueva York, ganó 72,66 puntos (un 0,75 por ciento) hasta las 9.823,61 unidades.

El promedio general de la bolsa electrónica Nasdaq, donde cotizan la mayor parte de las firmas de nuevas tecnologías, ordenadores e Internet, subió 11,08 unidades (un 0,59 por ciento) hasta los 1.903,19 puntos.

BOLSA DE TOKIO

TOKIO (EFE)

El índice Nikkei de la Bolsa de Tokio registró un ascenso de 56,20 puntos (+0,56 por ciento) y cerró el día a 10.086,76 puntos.

DÓLAR

Mercado cambiario Noviembre 13/2001	
Precio de apertura	$2.305,50
Precio promedio	$2.302,34
Precio de cierre	$2.300,00
Precio mínimo	$2.298,10
Precio máximo	$2.307,00
Monto	142,21*
No. Operaciones	183

(*) millones
Fuente: Datatec, Banco de la República.

ACCIONES

El índice general de la Bolsa de Colombia (IGBC) aumentó 0,42 por ciento, cerrando en 794,25 puntos.

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.1328	2,030.98
Reino Unido	Libra Est. (£)	0.6939	3,315.59
Alemania	Marco (DM)	2.2156	1,038.40
Francia	Franco	7.4308	309.62
Italia	Lira	2,193.45	1.0489
España	Peseta	188.33	12.216
Suiza	Franco Suizo	1.6623	1,384.04
Japón	Yen (¥)	121.54	18.929
Canadá	Dólar can.	1.5919	1,445.25
Brasil	Real	2.5430	904.71
Argentina	Peso	1.0000	2,300.69
Perú	Nuevo Sol	3.4200	672.72
Chile	Peso	684.00	3.3636
Venezuela	Bolívar	744.00	3.0923
Ecuador	Dólar	1.0000	2,300.69
México	Peso	9.0300	254.78
Panamá	Balboa	1.0000	2,300.69

Fuente: Agencias

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiduagraria	FCO Confirenta	10,89%
Lloyds Trust	FCO Lloyds Open	10,73%
Santander Investment	FCO	10,38%
La Previsora	FCO Efectivo	11,45%
Fiduoccidente	FCO Occi Renta	11,61%
Fiducomercio	FCO Unir	12,34%
Helm Trust	FCO Credifondo	10,57%
Fiduvalle	FCO Valor Plus	13,30%
Cititrust	FCO Interfondo	9,27%
Fiducolmena	FCO	11,07%
Fiducolombia	FCO Fiducuenta	10,51%
Fidutequendama	FCO Cash	12,00%
Fidusuperior	FCO	11,32%
Fiduganadera	FCO Fam	8,38%
Fidunión	FCO Unico	9,74%
Fiducolpatria	FCO Rendir	11,37%

Rentabilidad efectiva neta promedio última semana
Fuente: Sociedades fiduciarias

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Ultrabursátiles	Ultrarenta	11,06%
Helm Securities	Capitalizar	9,50%
Acciones y Valores	Accival	11,41%
BBVA Val. Ganadero	Fontesoro	13,22%
Comis. de Colombia	Opción	11,18%
Promotora Bursátil	Promorenta	11,09%
Profesionales de Bolsa	Valor	10,79%
Corredores Asociados	Interés	10,57%
Suvalor	Surenta	10,87%
Correval	Fonval	10,68%
Serfinco	Olimpia	11,15%
Acciones de Colombia	Acco Renta	12,00%
Nacional de Valores	Rentaval	11,28%
Interacción	Interrenta	11,29%
Valores del Popular	Multiplus	11,44%
Nación	Renta Nación	11,27%
Multivalores	Multivalor	11,67%

Fuente: Comisionistas de bolsa

TASAS DE INTERÉS

INDICADOR	UNIDAD	13.11.2001
Créd. de consumo	%Efect.	32,08
Tarj. de crédito	%Efect.	33,67
Crédito ordinario	%Efect.	20,34
Créd. corporativo	%Efect.	13,99
Créd. de tesorería	%Efect.	13,11
Tasa interbancaria	%Día venc.	9,50
Libor	%Efect.	1,97
Prime	%Efect.	5,00
TBS 2-14 (PM10)	%Efect.	5,28
TBS 15-29 (PM10)	%Efect.	6,20
TBS 30 (PM10)	%Efect.	8,27
TBS 60 (PM10)	%Efect.	8,85
TBS 90 (PM10)	%Efect.	11,25
TBS 180 (PM10)	%Efect.	11,70
TBS 360 (PM10)	%Efect.	12,16
TBS >360 (PM10)	%Efect.	12,97

INDICADOR	UNIDAD	ACTUAL	ANTERIOR
UVR	%	0,37	0,26
DTF	%Efect.	11,58	11,44
DTF	%Tr. A.	10,81	10,69
DTF	%Tr. V.	11,11	10,98
DTF	%Sm. A.	10,66	10,54
DTF	%Sm. V.	11,26	11,13
TCC	%Efect.	11,98	11,70
TCC	%Tr. A.	11,16	10,91
TCC	%Tr. V.	11,48	11,22
TCC	%Sm. A.	11,00	10,76
TCC	%Sm. V.	11,64	11,38
Capt. 180	%Efect.	11,99	12,01
Capt. 360	%Efect.	12,18	12,21
Int. bnc. cte.	%Efect.	22,98	23,22
Usura	%Efect.	34,47	34,83
Int. Mora	%Efect.	34,47	34,83

(PM10)=Promedio móvil 10 días- Fuente: Superintendencia Bancaria y Banco de la República

Para firma del presidente Andrés Pastrana quedó ayer un proyecto aprobado por el Congreso que permite que todos los bienes inmuebles fiscales de entidades del Estado sean cedidos gratuitamente al Instituto Nacional para la Reforma Urbana (Inurbe), con el objeto de que allí se puedan construir planes de vivienda de interés social.

Después de la sanción que Pastrana haga de la ley, todas las entidades estatales en coordinación con los municipios y departamentos tendrán un plazo de tres meses para hacer la transferencia oficial de los inmuebles.

Según los estudios anexados al proyecto, que fue impulsado por el ministro de Desarrollo, Eduardo Pizano, en los terrenos que serán cedidos al Inurbe se podrán construir alrededor de 9 mil soluciones de vivienda de interés social, en un plazo no mayor a los seis meses después de sancionada la ley.

Según la ley, los lotes tendrán que ser aptos para la construcción de vivienda.

El proyecto aprobado por las plenarias de Cámara y Senado establece unas cláusulas precisas para evitar que las entidades estatales eludan la obligación de entregar esos terrenos para su aprovechamiento.

Según Pizano, esta ley ayudará a superar el déficit habitacional en el país, que según cifras que él entregó, supera el millón 300 mil viviendas. El Ministro insistió en que también será un motor importante para reactivar el deprimido sector de la construcción.

ECONÓMICAS

CIFRA DEL DÍA

4,9 billones de pesos, es la adición presupuestal para el 2001.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$2.300,69	*Dólares por libra en N.Y.*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual*			*Pesos por*	Compra	Venta
Casa de cambio (c)	$ 2.080,00	Hoy	0,60	Hoy	21,67	Hoy	790,86	DTF	11,58%	HOY $ 121,0912	Bolívar	3,09	3,19
Casa de cambio (v)	$ 2.120,00	Ayer	0,61	Ayer	21,23	Ayer	789,09	DTF Trimestre anticipado	10,81%	MAÑANA $ 121,1056	Dólar (Ecuador)		$2.300,69
								TBS Efectivo anual Bancos a 90 días	11,06%		Peso mexicano		253,43

Inversión de Suramericana

La firma Suramericana, perteneciente al Grupo Empresarial Antioqueño, informó a la Superintendencia de Valores que se encuentra desarrollando un proyecto de inversión y financiación corporativa con la Corporación Financiera Internacional del Banco Mundial (IFC), el cual está diseñado para soportar diferentes medidas organizacionales y financieras que están siendo tomadas por el Grupo Suramericana. Inmediatamente la firma no suministró el monto de la inversión.

Ética de Fonade

Funcionarios y los directivos del Fondo Financiero de Proyectos de Desarrollo (Fonade) suscribirán hoy una Declaración Ética para garantizar la transparencia del manejo de los dineros públicos, anunció su gerente Agustín Mejía. En los últimos 3 años Fonade viene ejecutando 700 mil millones de pesos en los programas de telefonía social (Compartel), de innovación y desarrollo tecnológico del Sena, de Desmarginalización, parques y escenarios deportivos con el Distrito Capital.

Más exportaciones

Exportaciones 1991-2000

(*)Millones de dólares

	Exportaciones*	Empresas
1991	7.244	8.109
1992	7.065	7.783
1993	7.468	7.841
1994	10.485	8.819
1995	10.215	8.490
1996	10.609	7.530
1997	11.520	7.519
1998	11.519	7.177
1999	12.698	7.103
2000	14.153	7.815

Fuente: Ministerio de Comercio Exterior

Hace una década eran pocos los empresarios que veían al mercado internacional como una opción seria para vender. Hoy, según un documento del Ministerio de Comercio, a raíz de los cambios que trajo la globalización, hay nuevas firmas que se le han medido a conquistar compradores en el exterior y destacó que aunque su número ha disminuido la facturación ha aumentado. A agosto 7.235 compañías habían exportado 9.000 millones de dólares.

CONCERTACIÓN / EN PELIGRO SUBSIDIO FAMILIAR: FEDECAJAS

Reparos a reforma pensional

Gremios insisten en que se deben acabar los privilegios porque con los impuestos de todos no se puede favorecer a unos pocos.



LOS MINISTROS de Hacienda, Juan Manuel Santos, y de Trabajo, Angelino Garzón, sellan el compromiso para impulsar la reforma. ANCOL

En medio del rechazo a varias de sus propuestas el Gobierno inició ayer el proceso de concertación con gremios, centrales obreras, partidos políticos y congresistas, para sacar adelante la reforma pensional.

La iniciativa fue presentada oficialmente al Pacto Político y Social en una reunión convocada por los ministros de Hacienda, Juan Manuel Santos, Trabajo, Angelino Garzón, y el director de Planeación Nacional, Juan Carlos Echeverry, en la Casa de Nariño.

Garzón indicó que la concertación busca que el proyecto sea sólido y reiteró que los regímenes especiales serán estudiados por una comisión especial que será nombrada por los miembros del Pacto Político y Social.

La intención del Gobierno es lograr un acuerdo antes del 15 de diciembre próximo para presentar el proyecto al Congreso que deberá aprobarlo en las sesiones que se inician en marzo del año entrante.

Competencia desleal

Los primeros cuestionamientos a la iniciativa fueron lanzados por la Federación Colombiana de Cajas de Compensación, Fedecajas. Su presidente, Danilo Vega, advirtió sobre el peligro que corre el subsidio en efectivo que otorgan a los trabajadores con bajos ingresos. Dijo que ceder el 25 por ciento de los recursos para el Fondo de Subsistencia, como lo plantea el Gobierno, implica que se dejen de trasladar al subsidio 270.000 millones de pesos.

El presidente de Asofondos, Luis Fernando Alarcón, dijo, por su parte, que con el proyecto se pretende acabar a sombrerazos a los fondos privados al ponerlos en una "competencia desleal con el Seguro, refiriéndose al articulo que obliga a todos los nuevos trabajadores públicos a afiliarse a esta última entidad.

Para el presidente de la Federación Nacional de Comerciantes (Fenalco), Sabas Pretelt, si bien la iniciativa es conveniente consideró necesario "meter en cintura" a los regímenes especiales para que los contribuyentes no tengan que pagar con sus impuestos a grupos privilegiados.

Estimó, sin embargo, que no deben recortar recursos a las cajas de compensación y que hay que evaluar el aumento de las cotizaciones para no afectar el funcionamiento e impedir la contratación de personal. Las centrales obreras rechazaron el aumento en la edad, semanas y en aportes y pidieron mantener lo acordado en la ley 100.

Las propuestas

El proyecto contempla, entre otros puntos: aumento en la edad de jubilación que se hará en dos tramos, a partir del 2014 pasará de 60 a 63 en los hombres y de 55 a 58 en las mujeres. A partir del 2020 la edad subirá a 65 años para los hombres y 60 para las mujeres.

Las semanas de cotización subirán de 1.000 a 1.250 en el Seguro y de 1.150 a 1400 en los fondos privados. Se pone un tope de 20 salarios mínimos a las pensiones y se aumentan en dos puntos los aportes.

1999 7.103
2000 14.153 7.815
Fuente: Ministerio de Comercio Exterior

ha aumentado. A agosto 7.235 compañías habían exportado 9.000 millones de dólares.

es lograr un acuerdo antes del 15 de diciembre próximo para presentar el proyecto al Con- jos ingresos. Dijo que ceder el 25 por ciento de los recursos para el Fondo de Subsistencia, afiliarse a esta última entidad.

Para el presidente de la Federación Nacional de Comer- pe de 20 salarios mínimos a las pensiones y se aumentan en dos puntos los aportes.

A chatear por celular

A partir del 15 de noviembre los usuarios de BellSouth tendrán la posibilidad de chatear desde su celular. Esta forma de comunicación de alta tecnología les permitirá a los usuarios de BellSouth hacer cosas como escribir, enviar y recibir mensajes de texto. Para que puedan comprobar los beneficios, BellSouth les dará a los usuarios la oportunidad de disfrutar, sin costo alguno, del servicio durante un mes.

Feria de entretenimiento


Archivo / EL TIEMPO

Dixi Rides es la única empresa colombiana en el Trade Show de empresarios del entretenimiento, que se reúne desde hoy hasta el sábado próximo, en Orlando, Florida (Estados Unidos). También, en la primera vez que Colombia está en esta feria mundial de atracciones, promovida por la Asociación Mundial de Parques de Atracciones Mecánicas (IAAPA).

Sube incentivo para innovadores

Colciencias informó que aumentará el incentivo a la innovación tecnológica que otorga la línea de crédito IFI Colciencias cuyo objetivo es la financiación de proyectos de desarrollo de las empresas colombianas. Este incentivo que se entrega como un abono al capital de la deuda, incrementará el rango de descuento entre el 25 y el 50 por ciento del valor total del crédito aprobado por las entidades financieras.

Se reúne industria arrocera

El próximo jueves y viernes se realizará en Bogotá el XXVI Congreso Internacional de Industriales del Arroz, el cual es convocado por la Federación de Industriales del Arroz (Induarroz). En el evento se analizarán casos exitosos de eficiencia productiva y se analizarán las fortalezas y debilidades de la industria de cara a la negociación del Área de Libre Comercio de las Américas (Alca).

CRÉDITOS / REFINANCIAN PRÉSTAMOS DE HASTA 2 MILLONES DE PESOS

Alivio a 117 mil caficultores

El Fondo de Financiamiento Agropecuario (Finagro) adquirió ayer la cartera morosa de los pequeños cultivadores de café, que asciende a 240 mil millones de pesos.

De esta manera, "el Gobierno le da soporte a la caficultura, que pasa por un momento crítico", expresó el presidente de la Federación Nacional de Cafeteros, Jorge Cárdenas Gutiérrez, quien precisó que se beneficiarán 117 caficultores del país.

"Es un alivió real a los pequeños productor", agregó el presidente de Finagro, César Pardo, "porque estamos hablando de que el 85 por ciento de las deudas son de menos de 2 millones de pesos".

Se refiere a créditos adquiridos con Bancafé, el fondo rotatorio cafetero y los que ya pasaron a la Central de Inversiones (Cisa) del Fondo de Garantías de Instituciones Financieras (Fogafín).

La refinanciación será a 10 años, con 3 de gracia y una tasa de interés igual al Indice de Precios al Consumidor (IPC) proyectado por el Gobierno.

El ministro encargado de Agricultura, Luis Arango Nieto, apuntó que, de manera inmediata, los beneficiados "serán sujetos de créditos nuevos".

Pardo anunció, además, que, quienes estén al día, también tendrán un beneficio: el de refinanciar la deuda a 5 años, con uno de gracia, a un interés del DTF más 5,5 puntos. Se trata de 17 mil agricultores que tienen compromisos bancarios por 90 mil millones de pesos.


EL MINISTRO DE AGRICULTURA (E) Luis Arango (centro), en compañía de Jorge Cárdenas y César Pardo, tras firmar el acuerdo. Camilo George / EL TIEMPO

Para el caso de los morosos, Arango Nieto aseguró que el alivio también aplica para los pequeños cultivadores bananeros.

El ministro encargado dijo que el plan de apoyo incluye un subsidio de 15 mil pesos, por carga de café –pergamino seco– de 125 kilogramos, si el precio cae por debajo de 300 mil pesos. En este momento, la carga está en 260 mil pesos.

Por último, Cárdenas Gutiérrez reveló que el acuerdo con el Ministerio de Agricultura también contempla un programa de recuperación del Macizo Colombiano, que involucra a 2.000 familias, para sustituir cultivos ilícitos en esa zona de presencia tanto guerrillera y de autodefensas. En octubre la producción de café subió 32,2 por ciento (1,2 millones de sacos de 60 kilos).

SALARIOS

Alza entre 2,5 y 8% a empleados

El ministro de Hacienda, Juan Manuel Santos, oficializó un incremento salarial para 370.000 empleados públicos que devenguen entre dos y nueve salarios mínimos mensuales.

El incremento se hará de la siguiente manera: entre 2 y 2,5 salarios mínimos el 8 por ciento, entre 2,5 y 3 salarios el 6,0 por ciento, entre 3 y 4 salarios el 5,5 por ciento, entre 4 y 5 sueldos mínimos el 5 por ciento, entre 5 y 6 salarios el 4,5 por ciento, entre 6 y 7 el 4 por ciento, entre 7 y 8 el 3,5 por ciento y entre 8 y 9 salarios el 3,0 por ciento. A estos aumentos se les resta el 2,5 por ciento que se aprobó con anterioridad. El alza, que será retroactiva, se incluirá en una adición presupuestal por $ 4,9 billones.

JUSTICIA

Vea además en:
eltiempo.com
Denuncia contra Nicaragua. *Oficial de la Armada asegura de Nicaragua promueve la pesca en aguas colombianas.* **Léalo en la sección Justicia.**

Venezolanos con heroína

El DAS capturó ayer en el aeropuerto Eldorado de Bogotá a tres ciudadanos venezolanos con 100 cápsulas de heroína cada uno, cuando pretendían salir hacia México. Según las autoridades, los tres detenidos hacen parte de una red de narcotraficantes que opera desde Cúcuta (Norte de Santander) y que utiliza a ciudadanos del vecino país paras enviar droga hacia Centroamérica y Estados Unidos.

Se refuerza la FAC



Felipe Caicedo / EL TIEMPO

El presidente Andrés Pastrana anunció ayer la adquisición de 12 helicópteros Black Hawk artillados así como tres aviones 'Fantasma', que reforzarán las operaciones aéreas en todo el país a partir de enero del próximo año. El anuncio lo hizo durante la celebración de los 82 años de la Fuerza Aérea Colombiana (FAC), en una ceremonia en la base de Rionegro (Antioquia).

Balance del Comisionado

En los dos últimos años, la Oficina del Alto Comisionado para la Policía ha recibido 1.223 solicitudes de mediación y quejas por acciones u omisiones de miembros de la institución. En un balance de su gestión, el comisionado Agustín Suárez confirmó también la capacitación de 17.874 miembros de la fuerza pública en derechos humanos, disciplinarios y alternativas de solución de conflictos.

Impedimento del Procurador



El procurador General de la Nación, Edgardo Maya Villazón (en la foto), se declaró impedido para adelantar la

HOLANDA / FORO SOBRE PLAGIOS Y EXTORSIÓN EN COLOMBIA

Secuestradores, en tribunal de La Haya

La Ong Pax Christi abrió la posibilidad de juzgar a quienes secuestran en Colombia en el Tribunal Internacional, tal como lo hacen con criminales de guerra.



ANTE UN TRIBUNAL como este, en la haya (Holanda), podrían comparecer los secuestradores colombianos. Archivo / EL TIEMPO

VÍCTOR MANUEL VARGAS
Corresponsal de EL TIEMPO
LA HAYA

El mismo tribunal internacional de La Haya, que juzga por crímenes de guerra al ex presidente yugoslavo Slobodan Milosevic, podría judicializar y castigar a los responsables del secuestro en Colombia.

La posibilidad fue planteada por la abogada Liesbeth Zegveld, experta en derecho internacional, durante un foro convocado por la ONG católica Pax Christi (Holanda) para debatir la forma en que Europa puede contribuir a impedir que las 'industrias' del secuestro y la extorsión sigan alimentando la guerra en Colombia a un ritmo de 300 millones de dólares anuales, cuando menos.

Zegveld recordó que tanto el Convenio de Ginebra como el Protocolo II, ambos firmados por Colombia, prohíben la toma de rehenes en conflictos internos.

La experta dijo que está muy claro que tanto las Farc como el Eln recurren al secuestro de forma sistemática, aunque se

veld recordó que tanto Bélgica como Holanda han abierto la puerta legal para juzgar a personas de otros países por delitos de lesa humanidad en sus tribunales. Y hay dos pruebas recientes: el juicio y condena a 15 y 12 años de prisión para dos monjas por colaborar con las masacres étnicas en Ruanda y el proceso abierto contra el primer ministro israelí, Ariel Sharon.

La convocatoria de Pax Christi se proponía romper el 'muro de silencio' sobre el problema de los millonarios pagos que hacen las compañías y gobiernos extranjeros por sus ciudadanos y la

Las empresas asumen las extorsiones y secuestros como un sobrecosto.

50 por ciento de los dineros recibidos por quienes realizaron esos delitos.

En el foro participaron extranjeros que fueron secuestrados en Colombia, guerrilleros desmovilizados, un representante de la cámara de empresas holandesas, un miembro del parlamento holandés, una oficial del departamento antiterrorismo de la cancillería británica y los embajadores de Colombia en Bélgica y Holanda.

La posibilidad de adoptar un 'código de no pago' generó un arduo debate, por las implicaciones que eso supondría. Enérgica fue también la reacción

GUERRILLA

Nuevos secuestros en el país

REDACCIÓN NACIONAL

Mientras en Cartagena una niña estuvo a punto de suicidarse por la depresión que le ha producido el secuestro de su padre, en el país hay incertidumbre por la suerte de 28 personas plagiadas por la guerrilla y las autodefensas en los dos últimos días.

En el caso en Cartagena, la familia de José Padilla, secuestrado hace 3 semanas por el Erp en Achí (Bolívar), está bajo los efectos de medicamentos para controlar los nervios.

"La señora de Padilla vive, prácticamente, dopada y una de las niñas se tomó una sobredosis de calmantes y tuvo que ser hospitalizada durante tres días", dijo un amigo de la familia, quien agregó que la guerrilla exige 40 millones de pesos por la liberación del empleado de Telecom.

Mientras tanto en Barranquilla, el acordeonero Alfredo Gutiérrez dijo que nada se sabe del paradero de los 13 miembros de su agrupación musical, dos conductores y un ayudante, que al parecer están en poder el Epl en la región de El Tarra (Norte de Santander), desde el pasado fin semana. El bus en que se desplazaban fue encontrado abandonado.

En Choachí (Cundinamarca), ocho personas, aparentemente comerciantes de la región, fueron secuestradas por miembros del frente 53 de las Farc en la mañana del lunes pasado en la vía que une a Bo-



Maya Vi...azón (en la foto), se declaró impedido para adelantar la investigación que se adelanta por el asesinato de su esposa, Consuelo Araújonoguera. Las investigaciones las adelantará un grupo del Ministerio Público encabezado por el viceprocurador, Carlos Arturo Gómez. Se tratará de establecer si hubo irregularidades de los agentes del Estado en ese caso.

La experta dijo que está muy claro que tanto las Farc como el Eln recurren al secuestro de forma sistemática, aunque se mostró más confiada en la posibilidad de que haya procesos contra personas específicas, tal como ha ocurrido con los casos del dictador chileno Augusto Pinochet, Milosevic y otros violadores de derechos humanos.

Sobre las formas concretas de materializar esa idea, Zeg... gos que hacen las compañías y gobiernos extranjeros por sus ciudadanos y la protección de sus negocios, y lo que eso representa para el conflicto. Si bien el total de extranjeros secuestrados en Colombia en los últimos cinco años son sólo el 3 por ciento del total de las retenciones con fines extorsivos para el mismo período, se calcula que esos casos representaron el

como un sobrecosto.

... nes que eso supondría. Enérgica fue también la reacción a la denuncia de que la mayoría de las empresas extranjeras asumen las extorsiones y secuestros como un sobrecosto por operar en un país de riesgo y pagan -con la ayuda de aseguradoras- sin importarles las consecuencias que esa acción tiene sobre Colombia.

... gión, fueron secuestradas por miembros del frente 53 de las Farc en la mañana del lunes pasado en la vía que une a Bogotá con esa localidad.

De otro lado, un grupo armado que dijo pertenecer a las Auc incursionó ayer en la madrugada en el corregimiento de El Retiro, en Magangué (Bolívar), en donde asesinó a dos personas y secuestró a otras cuatro.

Protegen a viudas

Si un pensionado se casa o vive en unión libre después de haber recibido ese derecho por parte del Estado, su cónyuge o compañera permanente tiene derecho a la pensión cuando el beneficiado muera. Así lo determinó la Corte Constitucional al declarar inexequible un aparte de la ley 100 de 1993, la cual no permitía ese beneficio a los esposos o cónyuges sobrevivientes de los pensionados que hicieron nuevas relaciones.

Operación desarme en La Picota

Personal del Instituto Nacional Penitenciario y Carcelario (Inpec), del DAS y de la Policía allanaron ayer la cárcel La Picota de Bogotá. Durante la operación encontraron pistolas, granadas de fragmentación y teléfonos satelitales. El director del Inpec, general Víctor Manuel Páez, anunció que esta clase de actividades se intensificarán en todas las cárceles del país.

Dinero para los ciegos



Archivo / EL TIEMPO

La Corte Constitucional respaldó una norma de hace 35 años que obliga al Gobierno Nacional a destinar en el presupuesto general de la Nación una partida para el centro de rehabilitación para adultos ciegos. El fallo aclara, eso sí, que las partidas que se entreguen solo se desembolsarán cuando medie un contrato con la entidad a que se refiere la norma a fin de impulsar esos programas y actividades de interés público.

FALLO / DESTITUYEN OFICIALES Y SUBOFICIALES

Nueva sanción por Mapiripán

La Procuraduría ordenó la destitución de un coronel y tres suboficiales del Ejército por su responsabilidad en la masacre de Mapiripán (Meta), ocurrida en julio de 1997, donde murieron más de diez personas en una incursión paramilitar.

Las sanciones cobijan al coronel Lino Hernando Sánchez Prado, quien se desempeñaba como comandante de la Brigada Móvil No.2; a los sargentos Juan Carlos Gamarra Polo y José Miller Urueña Díaz, y al cabo Leonardo Montoya Rubiano.

El Ministerio Público también sancionó con una reprensión severa al teniente coronel Carlos Eduardo Ávila Beltrán, ex comandante del batallón Joaquín París, y al mayor Arley García Narváez, ex oficial de inteligencia de la misma guarnición.

La investigación de la Procuraduría estableció que el coronel Sánchez Prado faltó a sus deberes para con la institución "porque se confabuló con un grupo de delincuentes haciéndose partícipe del atentado contra la vida, la seguridad y la tranquilidad de los moradores de Mapiripán".

La sanción dice además que el oficial Sánchez "puso en entredicho su honor haciendo aparecer al Ejército como una institución proclive al entablamiento de nexos con grupos paramilitares, y a la ejecución de actos terroristas".

El fallo de la Procuraduría cuestiona también al coronel Carlos Eduardo Ávila Beltrán porque "habiéndose enterado de la presencia de los terroristas en el caso urbano de Mapiripán y pudiendo y debiendo actuar para contener su accionar, solo lo hizo dos días después cuando ya todo estaba consumado".

POLÉMICA / POR SANCIÓN DE 200 MILLONES

Contralor denuncia persecución de Auditoría

El contralor Carlos Ossa Escobar aseguró ayer que altos funcionarios de la Auditoría General están comprometidos en escándalos de corrupción denunciados en los libros que su despachó contrato y publicó.

La denuncia fue hecha por Ossa Escobar al referirse a una sanción en su contra por 200 millones de pesos, por el presunto manejo irregular de contratos otorgados por su despacho en los dos últimos años.

En una declaración, el contralor asegura que su abogado Jaime Lombana dice que esa sanción "resulta cuestionada por cuanto un alto funcionario de esa entidad hace parte de los escándalos de corrupción de los cuales se ocupa uno de los libros"

Ossa Escobar se refiere a la publicación sobre el "Caso Foncolpuertos", que será publicado próximamente.

El Contralor alega que las sanciones impuestas por la Auditoría se hicieron violando el debido proceso y se hicieron con el único propósito de obstruir las publicaciones.

Por esa razón, dice, presentó denuncia penal en la Fiscalía por prevaricato y violencia contra servidor público en contra de altos funcionarios de la Auditoría General, los cuales no cita con nombres propios.

Por su parte, el procurador Edgardo Maya asumió personalmente una investigación disciplinaria en contra de Juan Silva Facundo, auditor delegado ante la Contraloría, por presuntas irregularidades en uno de los fallos que multó a Ossa Escobar por 104 millones de pesos.

La indagación se abrió por una petición del Contralor General de la República.

ECONÓMICAS

CIFRA DEL DÍA

3,6 por ciento crecerá el sector agropecuario este año según el Gobierno.

DÓLAR

Tasa representativa del mercado	$ 2.307,24
Casa de cambio (c)	$ 2.100,00
Casa de cambio (v)	$ 2.140,00

CAFÉ — *Dólares por libra en N.Y.*

Hoy	0,63
Ayer	0,66

PETRÓLEO — *Dólares por barril*

Hoy	21,17
Ayer	20,09

BOLSA DE COLOMBIA — *IGBC (índice General)*

Hoy	777,17
Ayer	778,16

INTERÉS — *Efectivo anual*

DTF	11,44%
DTF Trimestre anticipado	10,69%
TBS Efectivo anual Bancos a 90 días	10,99%

UVR

HOY	$ 121,0191
MAÑANA	$ 121,0335

MONEDAS — *Pesos por*

	Compra	Venta
Bolívar	3,10	3,20
Dólar (Ecuador)		$ 2.307,24
Peso mexicano		254,87

Más comercio con Italia.

Con el ánimo de promover el comercio entre Colombia e Italia, se firmó en Roma un acuerdo que le da 'estatus diplomático' a la oficina en Bogotá del Instituto Italiano para el Comercio Exterior (ICE, el Proexport de Italia). Además de la exención de impuestos y otros beneficios, la oficina será fortalecida. El comercio bilateral apenas alcanza los 400 millones de dólares al año.

Davos a Nueva York

El Foro Mundial Económico, que tradicionalmente tiene lugar en Davos (Suiza), será en Nueva York, anunció el presidente de la fundación que lo organiza, Klaus Schwab. Davos ha sido la sede desde hace 31 años. El Foro (del 31 de enero al 4 de febrero) será en solidaridad con Estados Unidos y con la propia Nueva York, tras los atentados del 11 de septiembre. En el 2003 el Foro Económico Mundial regresará a Davos.

Lanzan Prever 2001



Fenalco anunció la realización de 'Prever 2001', que involucra a industriales, comerciantes, ONGs y entidades oficiales con el Sistema Nacional de Prevención y Atención de Desastres, bajo el lema de que "quienes sobreviven a los desastres no son los más fuertes sino los mejor preparados". Al comenzar el 29 de noviembre en Corferias (Bogotá), Prever 2001 tratará la gestión de riesgo, la participación comunitaria y manejo de eventos masivos.

Talento humano al pizarrón

OMC / SUBSIDIOS AGRÍCOLAS ENFRENTAN A EUROPA Y PAÍSES POBRES

Un hueso duro de roer

Colombia y 15 socios más de la Organización Mundial de Comercio (OMC) exigen compromiso de Unión Europea para eliminar los subsidios agrícolas. Hoy comienza la IV Cumbre del comercio internacional.



COLOMBIA ABOGARÁ en Doha por un trato más equitativo, especialmente para sectores como el lácteo. Archivo / EL TIEMPO

Con un claro enfrentamiento entre los 16 países agrícolas y los 15 de la Unión Europea por los subsidios que estos otorgan a las exportaciones del agro, se inicia hoy en Doha (Qatar) la reunión de los 147 miembros de la Organización Mundial de Comercio (OMC).

El moderado optimismo que se respiraba hasta el pasado miércoles, porque el borrador de una declaración de la Cumbre incluía el tema de los subsidios, ha ido dando paso a posiciones pesimistas entre los 16 países del llamado Grupo Cairns, que aboga por la eliminación de las ayudas estatales a la producción y exportación de bienes agrícolas.

Colombia, que junto con otros 15 países integra el Grupo Cairns (Australia, Brasil,

147 Ministros de Comercio Exterior incluya el compromiso claro de la Unión Europea para negociar la eliminación total de los subsidios que otorga a sus agricultores, el lanzamiento de una ronda de negociaciones comerciales en la OMC corre serio peligro.

Las posiciones del Grupo Cairns y de la Unión Europea se endurecieron en torno al desmonte de los subsidios y las ayudas internas a la produc-

que el comercio internacional estimula el crecimiento económico, "también es claro –dijo Ramírez– que los países en desarrollo no tenemos las mismas posibilidades de acceder al mercado internacional que las de los países desarrollados 1-17

SAC / CONGRESO

'A sembrar empresas en el campo'

BUCARAMANGA

"Hay que cambiar la mentalidad y crear asociaciones para cambiar las condiciones de compra de los insumos y negociación de precios de las cosechas", exhortó en la instalación del trigésimo primer Congreso Agropecuario, el secretario general de la Sociedad de Agricultores de Colombia (SAC), Luis Fernando Forero, dentro de la consigna gremial a los pequeños productores de que "hay que sembrar empresa en el campo colombiano".

Forero dijo que dentro de la estrategia de la SAC para modernizar el sector, ya se inició un programa de 200 seminarios e instaló 50 mesas sectoriales de trabajo, para capacitar a los trabajadores en el manejo empresarial. Fruto de esta capacitación, en diciembre próximo ya estarán estructurados los primeros 100 proyectos, en los cuales el Banco Agrario viene prestando asesoría. 1-17

e. 29 de noviembre en Corferias (Bogotá), prever 2... tratará la gestión de riesgo, la participación comunitaria y manejo de eventos masivos.

Talento humano al pizarrón

Legis S.A. y el portal gestionhumana.com, especializado en información sobre recursos humanos realizará el próximo 14 de noviembre una conferencia denominada *El talento: nuevo enfoque estratégico para las organizaciones,* la cual será ofrecida por la española Pilar Jericó, consultora de Hay Group. Jericó hablará sobre la manera más adecuada de potenciar el talento humano para que las compañías aumenten sus índices de productividad y rentabilidad.

de bienes agrícolas.

Colombia, que junto con otros 15 países integra el Grupo Cairns (Australia, Brasil, Chile, Costa Rica, entre otros), ve particularmente afectadas sus exportaciones de azúcar y lácteos y tiene que competir internamente con la producción subsidiada de los países desarrollados de cereales, leche y sus derivados y algodón, entre otros.

Si no se llega a un acuerdo para que la declaración de los

Las posiciones del Grupo Cairns y de la Unión Europea se endurecieron en torno al desmonte de los subsidios y las ayudas internas a la producción y exportaciones agrícolas.

La ministra de Comercio Exterior, Marta Lucía Ramírez, reconoció que esta es una Conferencia (Ministerial) difícil y recordó que "es la misma que se suspendió hace dos años en Seattle (Estados Unidos), en medio de críticas a la globalización".

Y aunque existe consenso de

PRESUPUESTO

Presentan nueva adición

El ministro de Hacienda, Juan Manuel Santos, presentará al Congreso una adición presupuestal para asegurar el funcionamiento de las Fuerzas Militares y del sector salud y cumplir con el mandato de la Corte Constitucional sobre el pago del reajuste salarial a los empleados públicos.

La adición ascendería a 1,5 billones de pesos y tendrá mensaje de urgencia para que se convierta en Ley de la República antes de que finalicen las sesiones del Congreso antes del próximo 16 de diciembre.



CASANARE

República de Colombia
Departamento de Casanare

¡Con alma de Pueblo!

LICITACIÓN PÚBLICA No. 001 DE 2001

Resolución No. 1945 de 2001

OBJETO: PAVIMENTACIÓN DE LA VÍA LA NEVERA - SAN LUIS DE PALENQUE SECTOR SAN RAFAEL DE GUANAPALO - SAN LUIS DE PALENQUE DEL K49+540 A SAN LUIS DE PALENQUE, DEPARTAMENTO DE CASANARE.

PARTICIPANTES: Podrán presentar ofertas todas las personas naturales y jurídicas nacionales, consorcios o uniones temporales, que hayan adquirido los pliegos de condiciones.

PRESUPUESTO OFICIAL ESTIMADO: $ 7.000.000.000.00.

LUGAR Y FECHA APERTURA: Secretaria General, ubicada en el quinto piso Edificio de la Gobernación, carrera 19 No. 6-100 Yopal, el 13 de noviembre de 2001, a las ocho (8) horas.

LUGAR Y FECHA CIERRE: Secretaria General, ubicada en el quinto piso Edificio de la Gobernación, carrera 19 No. 6-100 Yopal, a las quince (15) horas del 23 de noviembre de 2001.

CONSULTA DE PLIEGOS DE CONDICIONES: Secretaria General, ubicada en el quinto piso Edificio de la Gobernación, carrera 19 No. 6-100, Yopal, del 13 de noviembre de 2001 hasta el 20 de noviembre de 2001, en el horario de 7:00 - 12:00 y 14:00 - 17:00.

VISITA OBLIGATORIA SITIO DE LA OBRA: 14 de noviembre de 2001, a las nueve (9) horas, frente a las instalaciones de la Inspección de Policía de San Rafael de Guanapalo. Solo se certificará la visita de obra a quienes se encuentren a la hora antes señalada en el sitio fijado, que realicen el recorrido completo. Se requiere la presentación de la tarjeta profesional como Ingeniero Civil o de Vías y autorización autenticada en caso de que quien haga la visita no sea la misma persona natural o jurídica, o unión temporal o consorcio que va a presentar la oferta.

VALOR PLIEGO DE CONDICIONES: $ 2.100.000.00.

CRITERIOS DE EVALUACIÓN Y ADJUDICACIÓN: Se tendrán en cuenta los criterios de experiencia, organización, capacidad financiera, equipo y precios de conformidad con el pliego de condiciones.

SEGUNDO AVISO



CASANARE

República de Colombia
Departamento de Casanare

¡Con alma de Pueblo!

LICITACIÓN PÚBLICA No. 005 DE 2001

Resolución No. 1949 de 2001

OBJETO: PAVIMENTACIÓN CARRETERA PAZ DE ARIPORO - MONTAÑAS DEL TOTUMO DEL K00+000 A MONTAÑAS DEL TOTUMO, DEPARTAMENTO DE CASANARE.

PARTICIPANTES: Podrán presentar ofertas todas las personas naturales y jurídicas nacionales, consorcios o uniones temporales, que hayan adquirido los pliegos de condiciones.

PRESUPUESTO OFICIAL ESTIMADO: $ 5.000.000.000.00.

LUGAR Y FECHA APERTURA: Secretaria General, ubicada en el quinto piso Edificio de la Gobernación, carrera 19 No. 6-100 Yopal, el 13 de noviembre de 2001, a las ocho (8) horas.

LUGAR Y FECHA CIERRE: Secretaria General, ubicada en el quinto piso Edificio de la Gobernación, carrera 19 No. 6-100 Yopal, a las quince (15) horas del 23 de noviembre de 2001.

CONSULTA DE PLIEGOS DE CONDICIONES: Secretaria General, ubicada en el quinto piso Edificio de la Gobernación, carrera 19 No. 6-100, Yopal, del 13 de noviembre de 2001 hasta el 20 de noviembre de 2001, en el horario de 7:00 - 12:00 y 14:00 - 17:00.

VISITA OBLIGATORIA SITIO DE LA OBRA: 14 de noviembre de 2001, a las nueve (9) horas, frente a las instalaciones de la Alcaldía Municipal de Paz de Ariporo. Solo se certificará la visita de obra a quienes se encuentren a la hora antes señalada en el sitio fijado, que realicen el recorrido completo. Se requiere la presentación de la tarjeta profesional como Ingeniero Civil o de Vías y autorización autenticada en caso de que quien haga la visita no sea la misma persona natural o jurídica, o unión temporal o consorcio que va a presentar la oferta.

VALOR PLIEGO DE CONDICIONES: $ 1.500.000.00.

CRITERIOS DE EVALUACIÓN Y ADJUDICACIÓN: Se tendrán en cuenta los criterios de experiencia, organización, capacidad financiera, equipo y precios de conformidad con el pliego de condiciones.

SEGUNDO AVISO

BAVARIA

AVISO AL PÚBLICO SOBRE EL ACUERDO DE ESCISIÓN CELEBRADO ENTRE BAVARIA S.A., COMO SOCIEDAD ESCINDENTE, Y VALORES BAVARIA S.A., COMO SOCIEDAD BENEFICIARIA

VB VALORES BAVARIA

Los presidentes de BAVARIA S.A. y VALORES BAVARIA S.A., sociedades con domicilio en Bogotá D.C., en cumplimiento de lo dispuesto en el artículo 5o. de la Ley 222 de 1995, avisan que:

1. En reuniones extraordinarias de las Asambleas Generales de Accionistas de BAVARIA S.A. y VALORES BAVARIA S.A., realizadas el treinta y uno (31) de octubre de dos mil uno (2001), fue aprobado el acuerdo de escisión celebrado entre BAVARIA S.A. como sociedad escindente y VALORES BAVARIA S.A., como sociedad beneficiaria.

   En virtud del referido acuerdo, BAVARIA S.A. se escindirá parcialmente transfiriendo a favor de VALORES BAVARIA S.A. una cuenta por cobrar a cargo de esta y a favor de aquella, por valor de ochocientos dieciséis mil doscientos sesenta y seis millones quinientos mil pesos ($ 816.266.500.000.00) moneda legal colombiana.

   Por lo tanto, el patrimonio de BAVARIA S.A. se dividirá así: el 19.2% correspondiente a la cuenta por cobrar a favor de BAVARIA S.A. y a cargo de VALORES BAVARIA S.A., será transferido, en virtud de escisión, a esta última sociedad; el 80.8% restante continuará perteneciendo a BAVARIA S.A.

   Una vez perfeccionada la escisión, BAVARIA S.A. y VALORES BAVARIA S.A. continuarán existiendo como sociedades y seguirán desarrollando las actividades propias de sus respectivos objetos sociales.

2. De acuerdo con lo dispuesto en las normas vigentes, por medio de este aviso se informa que el valor de los activos, pasivos, patrimonio, capital autorizado y capital suscrito y pagado de BAVARIA S.A. y VALORES BAVARIA S.A., antes y después de la escisión, son los que se transcriben a continuación:

	BAVARIA S.A. (antes de la escisión)	BAVARIA S.A. (después de la escisión)
Activos	$ 5.648.133.606.146.60	$ 4.831.867.106.146.60
Pasivos	$ 1.397.785.696.298.49	$ 1.397.785.696.298.49
Patrimonio	$ 4.250.347.909.848.11	$ 3.434.081.409.848.11.
Capital Autorizado	$ 1.000.000.000.00	$ 1.000.000.000.00
Capital Suscrito y Pagado	$ 785.443.335.00	$ 785.443.335.00

	VALORES BAVARIA S.A. (antes de la escisión)	VALORES BAVARIA S.A. (después de la escisión)
Activos	$ 2.521.225.833.630.78	$ 2.521.225.833.630.78
Pasivos	$ 1.096.860.312.661.39	$ 280.593.812.661.39
Patrimonio	$ 1.424.365.520.969.39	$ 2.240.632.020.969.39
Capital Autorizado	$ 1.000.000.000.00	$ 2.500.000.000.00
Capital Suscrito y Pagado	$ 872.205.565.00	$ 2.235.055.167.50

   El valor del capital suscrito y pagado de VALORES BAVARIA S.A. después de la escisión podrá variar, de acuerdo con lo que dispongan los accionistas de BAVARIA S.A. en relación con las fracciones de acción de VALORES BAVARIA S.A. que no alcanzan para conformar la unidad.

3. La fecha de corte de los estados financieros de BAVARIA S.A. y VALORES BAVARIA S.A. que sirven de base al acuerdo de escisión celebrado entre estas sociedades es el treinta (30) de septiembre de dos mil uno (2001).

4. En este acuerdo de escisión, la valoración de BAVARIA S.A. se realizó utilizando el método de valor patrimonial o valor en libros, toda vez que el patrimonio que BAVARIA S.A. transfiere en virtud de la escisión a VALORES BAVARIA S.A. está representado en un activo único, que es una cuenta por cobrar a cargo de ésta y a favor de aquella.

   En consecuencia, la transferencia se hará al valor por el cual esa cuenta por cobrar está registrada en los libros de contabilidad de BAVARIA S.A., que es igual al de la cuenta por pagar registrada en los libros de contabilidad de VALORES BAVARIA S.A., que es la suma de ochocientos dieciséis mil doscientos sesenta y seis millones quinientos mil pesos ($ 816.266.500.000.00) moneda legal colombiana.

   La valoración de VALORES BAVARIA S.A. fue realizada por la firma Mckinsey & Company utilizando la combinación de los métodos de flujos de caja descontado, múltiplos comparables y valor comercial de los activos, la cual arrojó un rango medio de quinientos veinte mil cuatrocientos noventa y cinco millones de pesos ($ 520.495.000.000.00) moneda legal colombiana.

5. Con fundamento en las valoraciones de BAVARIA S.A. y VALORES BAVARIA S.A. se procedió a determinar los términos de intercambio.

   Para determinar el número de acciones que debe emitir VALORES BAVARIA S.A. a los accionistas de BAVARIA S.A. a cambio del patrimonio que recibe de ésta, se tomó el valor del patrimonio que transfiere BAVARIA S.A. y se multiplicó por el número de acciones en circulación de VALORES BAVARIA S.A. antes de la escisión y ese resultado se dividió entre el valor asignado a VALORES BAVARIA S.A. antes de la escisión.

   Posteriormente se dividió el número total de acciones que debe emitir VALORES BAVARIA S.A. entre el número total de acciones en circulación de BAVARIA S.A., cuyo resultado es el término de intercambio, esto es el número de acciones de VALORES BAVARIA S.A. que se recibirá por cada acción que se posee en BAVARIA S.A.

   En consecuencia, por cada acción en circulación de BAVARIA S.A. se emitirá 2,172034 acciones de VALORES BAVARIA S.A. de tal forma que los accionistas que aparezcan inscritos en el libro de Registro de Acciones de BAVARIA S.A. al momento de perfeccionarse la escisión, es decir, en la fecha de inscripción en el Registro Mercantil de la Cámara de Comercio de Bogotá de la respectiva escritura pública, recibirán 2,172034 acciones de VALORES BAVARIA S.A. por cada acción que posean en BAVARIA S.A. y mantendrán en esta última el número de acciones de que son titulares en dicha fecha.

   Al emitir VALORES BAVARIA S.A. las acciones a que tienen derecho los accionistas de BAVARIA S.A. en virtud de la relación de intercambio prevista en este acuerdo de escisión, resultarán fracciones de acción que no alcanzan a conformar la unidad. En tal evento, VALORES BAVARIA S.A. cancelará en dinero el valor de la fracción de unidad, tomando como valor de la acción de VALORES BAVARIA S.A. la suma de mil cuatrocientos noventa y siete pesos con treinta y cinco centavos ($ 1.497.35). Dicho valor corresponde al precio al cual se emitirán las acciones ordinarias de VALORES BAVARIA S.A. con ocasión de esta operación. En este mismo caso, los accionistas de BAVARIA S.A. podrán optar por completar en efectivo la suma necesaria para adquirir una acción de VALORES BAVARIA S.A., para lo cual ésta se tomará por el mismo valor antes indicando, esto es, mil cuatrocientos noventa y siete pesos con treinta y cinco centavos ($ 1.497.35)

   Los accionistas de BAVARIA S.A. podrán negociar entre si las fracciones de acción de VALORES BAVARIA S.A. que resulten de la aplicación del término de intercambio previsto en este acuerdo, con el fin de obtener un número entero de acción de VALORES BAVARIA S.A.

6. Los Representantes Legales de BAVARIA S.A. y VALORES BAVARIA S.A. quedaron facultados para realizar las operaciones que demande la actividad de estas sociedades, con posterioridad al treinta (30) de septiembre de dos mil uno (2001) y hasta la fecha de perfeccionamiento de la escisión, y para realizar los ajustes correspondientes en los patrimonios, de acuerdo a las variaciones que se presenten de dicho periodo, dentro de los términos del acuerdo de escisión aprobado por las Asambleas de Accionistas.

   Así mismo, los Representantes Legales de BAVARIA S.A. y VALORES BAVARIA S.A., quedaron autorizados para adelantar a nombre de estas sociedades todos los trámites y gestiones que sean necesarios para el perfeccionamiento del acuerdo de escisión. En ejercicio de las facultades otorgadas, pero sin que la enumeración signifique limitación, podrán suscribir los documentos, escrituras, títulos, actas de recibo y entrega de bienes y todos los demás que se requieran para la ejecución del acuerdo de escisión; así mismo, podrán solicitar o efectuar los registros a que haya lugar.

7. La fecha a partir de la cual el acuerdo de escisión celebrado entre BAVARIA S.A. y VALORES BAVARIA S.A. surtirá efectos contables entre estas sociedades, será la del perfeccionamiento de la escisión.

8. El presente aviso está refrendado por los Revisores Fiscales de BAVARIA S.A. y VALORES BAVARIA S.A., quienes certifican que lo anterior refleja en forma exacta el acuerdo de escisión aprobado por las Asambleas Generales de Accionistas de BAVARIA S.A. y VALORES BAVARIA S.A., en sus reuniones extraordinarias, realizadas el treinta y uno (31) de octubre de dos mil uno (2001), los métodos de evaluación empleados y el término de intercambio establecido.

BAVARIA S.A.
RICARDO OBREGÓN TRUJILLO (Fdo.).
Presidente

PEDRO PIEDRAHÍTA ECHEVERRI (Fdo.)
Revisor Fiscal
Tarjeta Profesional 5130-A

VALORES BAVARIA S.A.
LEONOR MONTOYA ÁLVAREZ (Fdo.)
Presidente

LUIS DARÍO MORENO CALDERÓN (Fdo.)
Revisor Fiscal
Tarjeta Profesional 546-T

POLÍTICA

Pastrana y los palmitos

En la visita que el presidente Pastrana les hizo ayer a más de 30 congresistas estadounidenses, en Washington, este les llevó un regalo desde Colombia. Era nada más ni nada menos que un tarro de palmitos, de los que se producen en el departamento del Putumayo y que hacen parte del programa de sustitución de cultivos. "Esto también lo estamos haciendo con la plata del Plan Colombia", les dijo.

El 7 a las 7 de Garzón



El candidato Luis Eduardo Garzón sigue empeñado en que su lanzamiento en Bogotá, el próximo 7 de diciembre, sea diferente al de Horacio Serpa y el de Noemí Sanín. Aunque todavía no se ha escogido el sitio, ya hay lema: "El 7 a las 7 será". La convocatoria congregará representantes de las juventudes, los artistas, los indígenas y grupos de gays y lesbianas, entre otros sectores sociales y políticos que lo apoyan.

Movimientos azules

La decisión del grupo político de Fabio Valencia de adherir a la candidata presidencial Noemí Sanín ha generado resquemores en algunos miembros del Partido Conservador. De hecho, se ha vuelto a insistir en la propuesta de presentar un candidato propio a las elecciones e, incluso, se ha sugerido el nombre del presidente de la colectividad, Carlos Holguín. Se escuchan más nombres.

Ex magistrados con Serpa

Un total de 16 ex magistrados de las altas cortes oficializaron ayer su adhesión a la candidatura presidencial del liberal Horacio Serpa. En la lista se encuentran Daniel Suárez, Pablo Cáceres, Jorge Arango Mejía, Fabio Morón, Juan de Dios Montes, Diego Younes, Antonio Barrera, Jorge Carreño, Pedro Lafont, Amelia Mantilla, Miguel González, Jorge Iván Palacio, Rafael Romero y Ramón Zúñiga.

Dosis, a un paso de penalizarse



La penalización del consumo de drogas en sitios públicos, en presencia o en lugares donde se pueda afectar a menores de edad, quedó a un paso de convertirse en ley, tras la aprobación del proyecto del senador Rodrigo Rivera en la Cámara. La próxima semana surtirá su último debate en la



EL PRESIDENTE, Pastrana, aparece en compañía de los senadores Trent Lott, líder de la minoría republicana (izquierda) y de Tom Daschle, líder de la mayoría demócrata. AFP

PAZ / 'LINEA ENTRE INSURGENCIA Y TERRORISMO HA DESAPARECIDO': E.U.

Pastrana rechaza ultimátum de Farc

Desde Washington, el Presidente dijo que las Farc serán responsables del rompimiento de diálogos.

SERGIO GÓMEZ MASERI
Corresponsal de EL TIEMPO

WASHINGTON

El presidente Andrés Pastrana rechazó ayer el ultimátum de las Farc, tras advertir que si la guerrilla toma la decisión de entregar la zona de distensión y, en consecuencia, levantarse de la Mesa de Diálogo, lo hará bajo su propio riesgo.

"Tenemos un acuerdo firmado... controles sobre el despeje. La guerrilla dice que estas medidas fueron impuestas unilateralmente por el Presidente el 7 de octubre pasado. Pero para Pastrana "todas las garantías están dadas".

En Bogotá, el ministro de Defensa, Gustavo Bell, y el comandante de las Fuerzas Militares, general Fernando Tapias, dijeron que las Farc están dilatando el proceso. Bell reiteró que continuarán los controles y Tapias advirtió que cuando el Presidente lo estime conveniente, recuperarán el área.

Pastrana también dijo que no es su función definir, como exigen las Farc, si su Gobierno las considera terroristas. Moore, comentó ayer que "no cabe duda que las Farc, el Eln y las Auc son terroristas y como tales serán combatidos". Y en Washington, el presidente del Congreso, Dennis Hastert, se comprometió con Pastrana a colaborarle para erradicar del país la "plaga terrorista". "Allí son claros los nexos entre terrorismo y drogas", dijo.

El legislador Mark Souder, presidente del Grupo de Acción contra las Drogas de la Cámara, quien también se reunió con Pastrana, indicó que "la línea que podía existir entre insurgencia, narcotráfico y terrorismo ha desaparecido", y por lo tanto, los recursos entregados por su país podrían ser uti-

CARTA

Las dos caras de C. Gómez

ZONA DE DISTENSIÓN

Eran las once de la mañana del miércoles cuando el Alto comisionado para la Paz, Camilo Gómez, llegó con su equipo de negociadores al Caguán. La idea era recibir las propuestas que las Farc le plantearían al Gobierno, para continuar el proceso y retomar la agenda del acuerdo de San Francisco de la Sombra, firmado en septiembre pasado.

Con teléfono satelital en mano, para comunicarse con el Presidente, Gómez llegó a Villa Nueva Colombia listo para sentarse a "intercambiar propuestas". Hasta ese momento su semblante era de expectativa. Una semana atrás intentó hablar con "Manuel Marulanda", jefe de las Farc, pero estas lo recibieron con un memorial de peticiones.

El miércoles, poco después del saludo con los guerrilleros, "Raúl Reyes" le entregó una nueva carta, que, según fuentes oficiales, el Gobierno no esperaba y que tampoco quería que conocieran los medios de comunicación.

El comisionado Gómez y los negociadores Luis Fernando Criales, Ricardo Correa, Manuel Salazar y Reinaldo Botero analizaron durante cerca de cinco horas los siete puntos que contenía la carta de 'Marulanda' a sus hombres en la Mesa, con las condiciones para reiniciar el proceso.

Los dos equipos de negociadores se reunieron en va-



edad, quedó a un paso de convertirse en ley, tras la aprobación del proyecto del senador Rodrigo Rivera en la Cámara. La próxima semana surtirá su último debate en la plenaria de esa corporación.

Navas, detective

Risas, malas miradas y hasta insultos en voz baja provocó el pasado miércoles, en la plenaria de la Cámara de Representantes, la actitud detectivesca del representante Germán Navas, que se dedicó a vigilar a quienes abandonaban el Salón Elíptico antes de terminarse la sesión. Navas solicitó a la Contraloría que les descuente los días de salario a los parlamentarios que lleguen, respondan a lista y se vayan.

Uribe y la estrategia del PAN



El candidato liberal disidente Álvaro Uribe recibió la semana pasada la visita y asesoría de quien fue el gerente general de la campaña del presidente mexicano Vicente Fox, José Luis González. El experto realizó toda la estrategia que le permitió al Partido de Acción Nacional, PAN, derrotar la maquinaria política del PRI. Uribe estuvo ayer en Bucaramanga, donde se reunió con la comunidad (ver foto).

Foro sobre la Constitución

El Ministerio del Interior y la Universidad de los Andes realizarán el próximo martes el foro "Control Político en la Constitución", en el que participarán ex constituyentes como Antonio Navarro, Jaime Castro y constitucionalistas como Luis Carlos Sáchica y Carlos Gaviria Díaz. Será inaugurado por el Ministro Armando Estrada y por el rector del claustro académico, Carlos Angulo.

Se unen Gerlein y María Cleofe

Los senadores Roberto Gerlein, conservador, y María Cleofe Martínez, liberal, se han unido para presentar en las elecciones al Congreso, que se realizará el próximo 10 de marzo, una sola lista. Gerlein encabezará la plancha y María Cleofe irá en segundo renglón. El lanzamiento de esa lista se realiza hoy, a las 10 a.m., en los salones del Hotel El Prado, de Barranquilla.

entregar la zona de distensión y, en consecuencia, levantarse de la Mesa de Diálogo, lo hará bajo su propio riesgo.

"Tenemos un acuerdo firmado, que es el de San Francisco, para avanzar en las negociaciones. Es decisión de ellos si cumplen con su palabra o no", dijo Pastrana, que comenzó una gira de cuatro días por Washington y Nueva York.

El miércoles, las Farc amenazaron con entregar los cinco municipios desmilitarizados, si el Gobierno no suspende los veniente, recuperarán el área.

Pastrana también dijo que no es su función definir, como exigen las Farc, si su Gobierno las considera terroristas. "Ellos son los que tienen que definirse ante el mundo: si quieren ser vistos como un grupo insurgente que está dispuesto a llevar a cabo una negociación política o si quieren ser tratados como terroristas".

Esta afirmación contrasta con la posición de distintos sectores de E.U. En Bogotá, la embajadora (e) de E.U., Bárbara nea que podía existir entre insurgencia, narcotráfico y terrorismo ha desaparecido", y por lo tanto, los recursos entregados por su país podrían ser utilizados para combatir a las Farc, el Eln y las Auc, si Colombia así lo quiere.

En todo caso, para el senador Joseph Biden, presidente del Comité de Relaciones Exteriores, no se puede c ontemplar una operación en Colombia como la que se realiza en Afganistán. "Estas guerrillas no serán tratadas como Al Qaeda", dijo.

condiciones para reiniciar el proceso.

Los dos equipos de negociadores se reunieron en varias oportunidades por separado. En un momento, la situación llegó al grado que "ya nada había que hacer y que lo mejor era dejar las cosas así", como le dijo a EL TIEMPO uno de los asistentes.

Al finalizar el encuentro, el comisionado salió tenso y serio. Apenas respondió una pregunta a los periodistas.



REACCIONES

Horacio Serpa
Candidato liberal

Pastrana debe reformular el proceso, pero tiene muy poco margen de maniobra.

Álvaro Uribe Vélez
Candidato presidencial.

Bajo ninguna circunstancia el Gobierno puede retirar las medidas de vigilancia y control alrededor del despeje.

Noemí Sanín
Candidata presidencial.

Pastrana debe dar un golpe de timón a las conversaciones. El ultimátum de la insurgencia es inaceptable.

Luis Eduardo Garzón
Candidato presidencial

Prefiero un proceso de paz imperfecto a un proceso de guerra perfecto.

Alfredo Rangel
Analista

Todos los puntos contemplados en el ultimátum de Marulanda deben negociarse, pero no a cualquier precio.

Carlos Vicente de Roux
Ex Consejero de derechos humanos

Son razonables los reclamos de suprimir los vuelos a baja altura y las incursiones de la fuerza pública en la zona. No se le puede pedir al Gobierno que deje de ejercer controles sobre las vías de acceso al área.

Magdala Velásquez
Delegada de las mujeres en el Consejo Nacional de Paz

El documento de la comisión notables y el acuerdo San Francisco de la Sombra brindan enormes posibilidades para reestructurar el proceso.

Antonio Navarro Wolff
Representante a la Cámara

Estamos asistiendo a la clausura de las conversaciones. Por eso, pediría mas sensatez de las partes.

ECONÓMICAS

CIFRA DEL DÍA

$ 60.000 millones ha otorgado Bancoldex para programas exportadores de Pymes.

DÓLAR

Tasa representativa del mercado	$ 2.306,57
Casa de cambio (c)	$ 2.100,00
Casa de cambio (v)	$ 2.140,00

CAFÉ — *Dólares por libra en N.Y.*

Hoy	0,66
Ayer	0,67

PETRÓLEO — *Dólares por barril*

Hoy	20,09
Ayer	19,92

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	778,16
Ayer	781,50

INTERÉS — *Efectivo anual*

DTF	11,44%
DTF Trimestre anticipado	10,69%
TBS Efectivo anual Bancos a 90 días	11,36%

UVR

HOY	$ 121,0047
MAÑANA	$ 121,0191

MONEDAS — *Pesos por*

	Compra	Venta
Bolívar	3,10	3,20
Dólar (Ecuador)	$ 2.306,57	
Peso mexicano	255,16	

Bavaria avanza en compra

Con un acuerdo para comprar el 58 por ciento de la panameña Cervecería Nacional, Bavaria dio otro paso en su proceso de internacionalización. El presidente de Bavaria, Ricardo Obregón explicó que en los próximos días se llevará a cabo una Oferta Pública de Adquisición (OPA), por medio de la cual Bavaria podría comprar hasta el 100 por ciento de la compañía panameña. Se estima que la operación puede ascender a 285 millones de dólares.

Negocios en Colombia

Para explorar las tendencias globales, regionales y locales que afectan los negocios en Colombia, un grupo de analistas participarán en el foro 'Colombia: una perspectiva global' que tendrá lugar hoy en el Gun Club de Bogotá. Intervienen Paul Weinstein, presidente de la firma inversionista Rive Droite; Amaury Temporal, de la Federación de Industrias de Rio de Janeiro; Keith Morris, director de la Cámara de Comercio Colombo-Británica; Pedro Medina, presidente de McDonald's Colombia, entre otros.

A la venta Peugeot 307


741NJV75

La firma Peugeot está dispuesta a aumentar su participación en el mercado colombiano que en la actualidad es del 1,3 por ciento. La firma francesa lanzó recientemente en Cartagena el nuevo Peugeot 307, del cual espera vender por lo menos 40 unidades en el resto del año. En Colombia Didacol, empresa que los distribuye los ofrecerá en dos versiones. El

REFORMA / QUEDARÍAN EXCLUIDOS HOMBRES MAYORES DE 47 AÑOS Y MUJERES CON MÁS DE 42

Pensión: cinco años más

El número de semanas cotizadas aumentará en 250 a partir del 2014. Pensiones superiores a 20 salarios mínimos pagarían impuesto de 8 por ciento.

El ministro de Trabajo, Angelino Garzón, reveló ayer las bases de la reforma pensional acordada con el Ministerio de Hacienda y Planeación Nacional y que contó con el aval del Presidente Andrés Pastrana.

La propuesta, que se presentará la semana entrante al Pacto Político y Social para su concertación, respetó varios de los puntos fijados en la ley 100 de 1993 tales como el período de transición y el monto de la pensión.

Garzón dijo que el mayor esfuerzo recaerá sobre las pensiones altas, es decir, las mayores a 20 salarios mínimos (5,7 millones de pesos). El proyecto tiene por objetivo poner a competir en igualdad de condiciones al Seguro Social con los fondos privados de pensiones.

Salvo la edad y el número de de los últimos 10 años como ahora.

- Ninguna pensión, pública o privada, podrá superar los 20 salarios mínimos (5,7 millones de pesos) a partir de la aprobación de la ley.

-Se cobrará un impuesto escalonado para los que tengan una pensión superior al tope establecido así: de 10 a 15 salarios mínimos el 3 por ciento; de 16 a 20 salarios mínimos el 5 por ciento y más de 20 salarios mínimos el 8 por ciento. Actualmente tienen pensiones elevadas, que en muchos casos superan los 10 millones de pesos, los congresistas, los magistrados de las cortes, los directores del Banco de la República y pensionados de entidades públicas como Foncolpuertos.

- Se aumentan en dos puntos las cotizaciones para pensiones: un punto a partir de que sea aprobada la ley y 0,25 puntos cada año entre el 2005 y el 2008. Se conservará la misma proporción del aporte, es decir, que las empresas cotizarán el 75 por ciento y el trabajador el 25 por ciento.

- Los regímenes especiales de Ecopetrol, Telecom, Magisterio, Fuerzas Armadas, Congreso y Cortes pasarán a estudio de una subcomisión del

PENSIÓN MÍNIMA

El ministro de Trabajo aseguró que con la propuesta los fondos de pensiones privados tendrán que garantizar el reconocimiento de la pensión mínima y para ello serán los dos puntos adicionales de aportes. Con este disminuirá la presión sobre las finanzas públicas, que hoy deben responder por esa jubilación.

Dijo que se disminuirá en un punto (del 3,5 al 2,5 por ciento) los gastos de administración de los fondos privados, que equivalen a 350.000 millones de pesos. Estos recursos también irán a garantizar la pensión mínima.

Sobre las cajas de compensación, anunció que sus costos administrativos se reducen a un máximo del 5 por ciento, frente al 10 por ciento actual, teniendo en cuenta que muchos son gastos superfluos.

El Gobierno garantiza que a los que hayan realizado aportes al ISS y no alcancen a pensionarse se les devolverán los recursos. Los que hayan cotizado más de 1.000 semanas recibirán los dineros aportados más un 4 por ciento. Es decir, el aporte se vuelve un ahorro.

Los que se salvan de los cambios al régimen pensional*

Edades

Fecha	Hombres	Mujeres
1o. abril/1994	40	35
1995	41	36
1996	42	37
1997	43	38
1998	44	39
1999	45	40
2000	46	41
2001	47	42
2002	48	43
2003	49	44
2004	50	45
2005	51	46

lanzó recientemente en Cartagena el nuevo Peugeot 307, del cual espera vender por lo menos 40 unidades en el resto del año. En Colombia Didacol, empresa que los distribuye los ofrecerá en dos versiones. El 307 XS 1,6 desde 53 millones de pesos y el 307 XT 2,0 desde 57,9 millones de pesos.

Dos aviones para AeroRepública

Desde hoy, AeroRepública aumentará su flotilla a nueve aviones, con la incorporación de dos unidades McDonell Douglas con capacidad para transportar 157 pasajeros cada una. De esta manera, la aerolínea, que participa con el 19 por ciento del mercado de rutas jet del país, aspira a tomarse una porción mayor de este nicho de viajeros.

Robo de café



Los graves problemas de inseguridad por el robo de camiones y la parálisis en las vías del occidente de Antioquia, obligarían a las Cooperativas de Caficultores al cierre de los Puntos de servicio de compras de café, necesarios para regular el mercado del grano en los municipios productores. Durante el 2001 se han registrado 28 robos de vehículos con café, ocasionando pérdidas a las cooperativas por más de 1.500 millones de pesos.

Emisor y tasas de interés

La Junta Directiva del Banco de la República estudiará hoy si baja o no nuevamente sus tasas de interés teniendo en cuenta el comportamiento de la inflación y la decisión de la Reserva Federal de los Estados Unidos. El gerente del Emisor, Miguel Urrutia consideró que actualmente hay la suficiente liquidez en la economía y que ello se comprueba en el cupo de repos que está siendo demandado en apenas un 50 por ciento por parte de las entidades financieras.

diciones al Seguro Social con los fondos privados de pensiones.

Salvo la edad y el número de semanas, que regirán a partir del 2014, lo demás (alza de cotizaciones, impuestos, tope salarial, entre otros), regirá para todos los trabajadores desde el momento en que se apruebe la ley. Estos son los principales aspectos del proyecto:

-La edad de jubilación se aumentará a 58 años para las mujeres y 63 años para los hombres a partir del 2014, es decir, un incremento de tres años frente a lo que rige actualmente. A partir del 2020 la edad para pensionarse subirá otros dos años: a 65 para los hombres y 60 para las mujeres.



ANGELINO GARZÓN, ministro de Trabajo.

-Se mantiene el régimen de transición contemplado en la ley 100 de 1993, que aumentaba la edad de jubilación a partir del 2014. Es decir, quedarían excluidos de la reforma los hombres y las mujeres que hoy tienen más de 47 y 42 años, respectivamente.

2002	[illegible]	[illegible]
2003	49	44
2004	50	45
2005	51	46

(*) El primero de abril de 1994 entró a regir el sistema general de pensiones (Ley 100). Allí se contempla un periodo de transición hasta el 2014.

- El número mínimo de semanas cotizadas para pensionarse en el Seguro Social pasará de 1.000 a 1.250 a partir del 2014, y de 1.150 a 1.400 en los fondos privados de pensiones.

- El piso de la pensión se mantiene en 65 por ciento del ingreso base de liquidación (como está actualmente), sin embargo, se calculará sobre el ingreso de los últimos 20 y no de Ecopetrol, Telecom, Magisterio, Fuerzas Armadas, Congreso y Cortes pasarán a estudio de una subcomisión del pacto social que deberá presenta un informe el primero de marzo del año entrante.

Se crea un fondo de subsistencia que será administrado por las cajas de compensación y por el Ministerio de Trabajo y que se nutrirá con el 25 por ciento de lo que las empresas les aportan a las cajas, del presupuesto nacional, un aporte del 1 por ciento de los salarios superiores a 20 mínimos y de recursos de regalías para ancianos indigentes.

CONTROVERSIA / LO MEJOR ES QUE SE HUNDA EN EL FONDO DEL MAR: MINHACIENDA

Liberales revisarán proyecto de IVA social

El liberalismo abrió ayer espacios para transar con el Gobierno algunos puntos contemplados en el polémico proyecto de IVA social que cursa en el Congreso, y que enfrenta al ministro de Hacienda, Juan Manuel Santos, y la bancada liberal.

Bajo la orientación del jefe del Partido, el candidato presidencial Horacio Serpa Uribe, los congresistas liberales crearon la Comisión Interparlamentaria que se encargará de revisar el proyecto, escuchar las posiciones del Gobierno y consultar a parlamentarios, a ex ministros liberales de Hacienda y al Comité Económico de la campaña de Serpa.

La comisión está integrada por los presidentes de Senado, Carlos García, y Cámara, Guillermo Gaviria, así como los de las comisiones primeras, terceras y cuartas del Congreso.

Durante una reunión realizada ayer en la Presidencia del Senado, el Jefe del Liberalismo defendió el proyecto y reiteró que "es lamentable que el Gobierno haya llegado tan tarde a este debate, y que haya armado tan tremendo estropicio". Serpa agregó que "el Gobierno está haciendo un tremendismo inconveniente" en torno al tema.

El ministro de Hacienda, Juan Manuel Santos, consideró favorable que el partido Liberal esté entrando en razón y dijo que el hecho de que conforme una comisión significa que hay preocupación por los efectos de este proyecto. "Mi propuesta inicial es que esta propuesta se hunda en lo más profundo del mar por el bien del propio partido, si es que aspira volver al poder, y por el bien del próximo gobierno, cuyas finanzas se volverían inviables si se aprueba tal como está", enfatizó Santos.

A esta posición Serpa respondió que "la actual administración no es vocera del próximo Gobierno. El señor Ministro de Hacienda es mi amigo pero no mi vocero", reiteró.

Por su parte el gerente del Banco de la República, Miguel Urrutia, sostuvo que si el IVA social significa aumentar el déficit fiscal es inconveniente porque echaría al traste el esfuerzo de esta administración.

THE WALL STREET JOURNAL AMERICAS.®

2-6 http://interactivo.wsj.com JUEVES 8 DE NOVIEMBRE DE 2001 EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA *Una publicación de* DOW JONES

What's News—®

INTERNACIONAL

AES, energética de EE.UU., retiró su oferta hostil por el control de CanTV, telefónica venezolana. AES hizo una oferta no solicitada por US$1.370 millones a fines de agosto para elevar su participación en CanTV a 43,2%. AES dijo que retiró la oferta, debido a que la administración de CanTV tomó acciones para aumentar el valor de la empresa.

* * *

Las autoridades estadounidenses sumaron 62 grupos e individuos a la lista de sospechosos con vínculos terroristas. La acción incluyó la congelación de los activos en nueve países.

* * *

Bovespa, la principal bolsa de valores de Brasil, comenzará a ofrecer contratos a futuro sobre acciones individuales desde el 19 de noviembre, en busca de aumentar el volumen de operaciones y dar más opciones a inversionistas.

* * *

Los trabajadores siderúrgicos de Brasil rechazaron la oferta final de Volkswagen de recortar horas de trabajo y salarios en un 15% y se preparan para ir a huelga la próxima semana. La automotriz paralizará sus líneas de ensamblaje por tres días a partir del jueves y se espera que anuncie despidos masivos.

* * *

El Banco Interamericano de Desarrollo expresó su apoyo a la más reciente propuesta de intercambio de deuda de Argentina. Guillermo Calvo, economista en jefe del BID, reconoció que el plan de reducir las tasas de interés de la deuda no será fácil de implementar.

REGIONAL

incremento en costos médicos y la reducción de sus afiliados.

* * *

Un tribunal de apelaciones decidió que los US$5.000 millones en daños impuestos a Exxon por el derrame petrolero del Exxon Valdez en Alaska en 1989 es demasiado alto y pidió a un juez que reduzca la multa.

* * *

Banamex y Citibank México comenzarán a operar como una sola empresa a partir del lunes. La fusión consolidará el mayor grupo de servicios financieros de México por su nivel de activos. Grupo Financiero Banamex cerrará 101 sucursales y eliminará unos 2.700 empleos en el país.

* * *

Univision reportó US$6,9 millones en ganancias para el tercer trimestre, una caída del 75%, frente a sus resultados de hace un año. La cadena redujo sus proyecciones financieras para 2001, aunque el crecimiento de sus ingresos superó el de sus pares de habla inglesa en EE.UU.

* * *

News Corp., firma de medios del magnate Rupert Murdoch, reportó ganancias por US$73 millones en su primer trimestre fiscal, regresando así a la rentabilidad.

* * *

Toshiba otorgará descansos obligatorios de cuatro días a 12.000 empleados de su división de semiconductores, a los que les pagará el 90% de su sueldo básico diario. La decisión responde a la caída en la demanda mundial de chips.

* * *

Genencor International Inc. firmó un contrato global de suministro por cinco años con Procter & Gamble para proporcionar enzimas de proteasa (usadas para quitar manchas de sangre y leche) para detergentes de

La ola de malas noticias deja a Enron al borde de ser adquirida por pequeño rival

Por Rebecca Smith y John R. Emshwiller
Redactores de The Wall Street Journal

Cuando Enron realizó su asamblea anual con analistas de crédito e inversionistas en bonos en el centro de convenciones de Houston en febrero pasado, el gigante energético estaba creciendo y parecía que iba a apuntar aun más alto.

El precio de su acción rondaba los US$80, dándole a la firma una capitalización de mercado de cerca de US$70.000 millones. A pesar de estar cuatro veces por encima del valor de hace tres años, el precio de la acción no estaba lo suficiente alto, dijo Jeffrey Skilling, el nuevo presidente ejecutivo de Enron, a los asistentes. Con su posición dominante en el mercado energético y orgullosa de sus nuevos movimientos hacia las telecomunicaciones de alta velocidad, el precio de la acción de Enron debería estar en US$126, dijo Skilling.

Después de todo, era un desempeño provechoso para una compañía conocida por no ser tímida. "Mucho despliegue. Mucha velocidad", recuerda Todd Shipman, analista de Standard & Poor's que estuvo presente en la reunión. "Eso era Enron".

Y así era.

Pero el miércoles la acción de Enron cerró en US$9,05 en Nueva York, y Skilling ya no está para hacer grandes pronósticos, porque renunció de un día para otro como presidente ejecutivo a apenas seis meses de ocupar el cargo. El director general de finanzas, Andrew Fastow, fue reemplazado el mes pasado, debido a la creciente controversia sobre su papel en el manejo de las asociaciones privadas de miles de millones de dólares en las que participó Enron. Y Kenneth Lay, el legendario presidente ejecutivo de Enron, ha tenido que dejar de lado sus planes de retiro para volver a la empresa.

En vez de hacer crecer a Enron, Lay está luchando para salvar lo que queda de ella. La Comisión de Bolsa y Valores de EE.UU. (SEC por sus siglas en inglés) ha comenzado una investigación formal sobre posibles violaciones de leyes federales de valores en las asociaciones en las que estuvo involucrado Fastow. Varias demandas colectivas de accionistas se presentaron en contra de los principales ejecutivos de la firma, acusándolos de fraude y buscando recuperar parte de los US$20.000 millones en capitalización de mercado que perdió Enron el mes pasado. Para

Caída repentina

Precios de cierre diarios en US$


100
80
60
40
20
0
Enron
Dynegy
Valor en libros de Enron
E F M A M J J A S O N
2001

Fuente: Thomson Financial/Datastream

energía con ingresos que se espera superen los US$150.000 millones este año. Ni Enron ni Dynegy hicieron comentarios. Lay, Skilling y Fastow no respondieron las numerosas llamadas solicitando comentarios.

Los funcionarios de Enron insisten en que los mercados están reaccionando de forma exagerada a esta avalancha de malas, pero no fatales, noticias. El 16 de octubre la compañía anunció pérdidas por US$618 millones en el tercer trimestre y una reducción del capital de los accionistas de US$1.200 millones, debido en parte a negocios relacionados con Fastow. La compañía dice que sus negocios actuales siguen fuertes y que tiene los medios financieros para paliar la crisis. Enron ha insistido en que todas sus acciones han sido legales y apropiadamente divulgadas.

Sin embargo, en lo que la tormenta envuelve a Enron, Lay y otros ejecutivos de alto nivel en Enron se han mantenido en gran medida fuera del ojo público —un contraste drástico con la imagen pública de franqueza y confrontación que normalmente daba la compañía.

Una iniciativa reciente de relaciones públicas (una llamada telefónica en conferencia con analistas e inversionistas) se convirtió en lo que los propios ejecutivos de Enron califican de una debacle. Expuso a sus funcionarios como personas evasivas y a la defensiva, en lugar de mostrarlos comunicativos y seguros de sí mismos.

¿Cómo fue que Enron, que solía entrar en las listas de las compañías más admiradas e innovadoras de EE.UU., voló tan alto y cayó tan rápido? La respuesta está en una combinación de talento y arrogancia en una proporción raramente vista en el mundo empresarial.

En el proceso, la empresa ayudó a redefinir gran parte del mercado de la energía en asuntos tan básicos como la forma en que se compra y se vende la electricidad y cómo una empresa puede generar ganancias haciendo esto. La audacia y el éxito de Enron hicieron que otras empresas energéticas intentaran emularla, un proceso que el analista de ABN Amro, Paul Patterson, llama "Envidia de Enron".

Pero esta misma fórmula de éxito concibió también llevaba la semilla de sus problemas actuales. Los ejecutivos crearon una estructura financiera para apoyar la explosiva tasa de crecimiento de la empresa, que se complicaba más y más con el tiempo. Miles de millones de dólares en deuda se mantuvieron fuera de la hoja de balance a través de enredadas redes de transacciones con docenas de entidades relacionadas con la empresa. Las demandas financieras crecieron y las transacciones se complicaron, y los funcionarios de Enron comenzaron a crear y encabezar algunas de las entidades, generando serios conflictos de interés.

Aun si la SEC determina que no se obró mal, es casi seguro que Enron enfrente un futuro más difícil y modesto. Su estructura financiera, aparentemente impenetrable, que Wall Street casi nunca notó durante el apogeo de la empresa, es ahora un asunto que preocupa seriamente a una comunidad de inversionistas. "No es tan fácil recuperar algo tan básico como la confianza", dice David Fleischer, analista de Goldman Sachs.

AUMENTA OPOSICIÓN A FUSIÓN COMPAQ-HP

las fundaciones asociadas a ellos, son due-

jefe del BID, reconoció que el plan de reducir las tasas de interés de la deuda no será fácil de implementar.

* * *

Telemar, telefónica brasileña, reportó pérdidas por US$160 millones en el tercer trimestre. *La mayor telefónica de América* Latina se vio afectada por los altos pagos de interés sobre una deuda por US$2.620 millones y la falta de cobro de cuentas atrasadas, que significan un 8,3% de su *facturación neta.*

* * *

NTT DoCoMO, japonesa de telefonía móvil, reportó ganancias por US$854 millones en el semestre finalizado el 30 de septiembre, una caída de 52%, frente a sus resultados de hace un año. La firma dijo que el declive se debió a pérdidas en inversiones extranjeras.

* * *

Merrill Lynch está considerando vender su brazo de corretaje minorista en Canadá como parte de la revaluación de sus negocios en Norteamérica.

* * *

Aetna, principal aseguradora de salud de EE.UU., reportó una pérdida de US$54,4 millones en el tercer trimestre, afectada por el ministro por cinco años con *Procter & Gamble para proporcionar enzimas de proteasa (usadas para quitar manchas de sangre y leche)* para detergentes de platos y ropa. El acuerdo fue valorado en US$600 millones.

* * *

Usinor, acerera francesa, venderá cuatro de sus plantas de acero en Europa y participaciones en otras tres, en un intento por ganar el apoyo de la Comisión Europea para la fusión que planea con las acereras Aceralia Corporación Siderúrgica, de España, y Arbed, de Luxemburgo.

* * *

LG Electronics inauguró una nueva fábrica de refrigeradores en el estado de Nuevo León, México, que empleará a 300 personas. La coreana invirtió US$50 millones en la planta e invertirá *otros US$50 millones para 2005.*

* * *

BMW reportó ganancias de US$281 millones en el tercer trimestre, 29% menos frente al año anterior. La automotriz espera *que las ventas crezcan* un 9% en el año a más de 900.000 vehículos.

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nistas se presentaron en contra de los principales ejecutivos de la firma, acusándolos de fraude y buscando recuperar parte de los US$20.000 millones en capitalización de mercado que perdió Enron el mes pasado. Para intentar calmar los crecientes temores en los *mercados energéticos y financieros*, Enron ha tomado miles de millones de dólares en líneas de crédito, negociado otros nuevos y ahora busca una nueva infusión de capital.

Puede que el final de esta historia haya comenzado el miércoles. Lay y el directorio de Enron estaban discutiendo la adquisición de Enron por parte de Dynegy Inc., un pequeño rival de su propia ciudad de origen, por medio de un canje de acciones, valorado en entre US$10.000 millones y US$12.000 millones. *Debido a que cualquier fusión* entre las dos firmas enfrentaría un duro examen regulatorio, Dynegy también busca inyectar inmediatamente entre US$1.500 millones y US$2.000 millones en Enron para estabilizar las finanzas de la compañía, según fuentes. El acuerdo también incluiría un papel *significativo para la petrolera ChevronTexaco*, que es dueña del 26% de Dynegy, y es probable que sea la encargada de aportar gran parte del efectivo en una transacción con Enron.

El surgimiento de Dynegy como un serio postor por Enron enviará una señal a otras empresas interesadas en que los problemas de la firma tienen solución. Además, el co*lapso de la acción de Enron* haría mucho más fácil que otra gran empresa energética presente una mejor oferta que la de Dynegy.

Una adquisición, de Dynergy o de cualquier otra firma, presagiaría la salida de Lay, quien supervisó la transformación de Enron de una anodina empresa de gas con ingresos anuales por menos de US$5.000 millones a fines de los 80, a un coloso global de

AUMENTA OPOSICIÓN A FUSIÓN COMPAQ-HP

LEE GOMES Y GARY MCWILLIAMS
Redactores de The Wall Street Journal

La oposición a la fusión de US$20.900 millones entre Hewlett-Packard Co. y Compaq Computer Corp. va en aumento. Ahora el hijo del otro fundador de la empresa ha decidido hablar en contra de la propuesta.

Mientras tanto, las dos compañías luchan para conseguir respaldo para el acuerdo y los *directorios de ambas* emitieron comunicados de apoyo.

David W. Packard, el hijo mayor de David Packard, el otro fundador de H-P, dijo el miércoles que estaba en contra de la fusión, en parte porque los profundos recortes a la nó*mina de empleados que exigiría* son contrarios a los ideales sobre los que se fundó H-P.

"No estoy tratando de decir públicamente que a Carly Fiorina (la presidenta ejecutiva de *la empresa*) debería estar avergonzada", dijo Packard. "Sólo quería que la gente supiera lo *que pienso*".

Su mensaje llega un día después de que *Walter B. Hewlett*, el hijo mayor de William Hewlett, también saliera en contra del plan, diciendo que *dejaría* a la empresa muy vulnerable a la feroz industria de la computación personal.

Analistas dijeron que mientras las últimas *declaraciones representan* nuevos indicios de problemas para la fusión, anunciada en septiembre, eso *no significa que esté muer*ta, en parte porque los dos herederos, junto a *las fundaciones* asociadas a ellos, son dueños de alrededor del 7% de las acciones de la *compañía.*

Sin embargo, la Fundación David y Lucille *Packard, que posee un 10% de los títulos de* la empresa, dijo el miércoles que contrató a un analista externo para estudiar la situación antes de que la institución vote acerca del acuerdo el próximo mes. *En cualquier caso*, el descontento de las familias Hewlett y Packard es una situación muy difícil para Fiorina.

Más aún, la constante controversia está sumando incertidumbre a H-P y Compaq. Los analistas dicen que está dañando los negocios de ambas. Ashok Kumar, analista de US bancorp Piper Jaffray, dijo que rivales como IBM Inc., Dell Computer Corp. y Sun Microsystems Inc. han hecho avances con los clientes de H-P y Compaq debido a las interrogantes que se ciernen sobre las compañías.

En un esfuerzo por alejar esos temores, los directorios de ambas empresas reiteraron su apoyo a la fusión a través de un comunicado. Mientras que Dick Hackborn, miembro del directorio de H-P, dijo que "la nueva H-P continuará siendo un líder en innovación con una cultura centrada en la confianza, el trabajo de equipo, la responsabilidad y la contribución". Los títulos de ambas empresas cayeron el miércoles. H-P cerró a US$19,18, una baja de 3,18%, y Compaq lo hizo a US$7,99, una caída del 6%.

Los bancos argentinos, listos para apoyar a Cavallo

PAMELA DRUCKERMAN, EN NUEVA YORK, MICHELLE WALLIN, EN BUENOS AIRES, Y CARLTA VITZTHUM, EN MADRID, REDACTORAS DE THE WALL STREET JOURNAL.

Los bancos argentinos parecen estar alineándose tras el plan del ministro de Economía, Domingo Cavallo, para recortar parte de los pagos del servicio de la deuda pública, que alcanza los US$132.000 millones. Y eso a pesar de que la reestructuración podría golpear duramente a algunas de las instituciones financieras del país.

Los bancos locales, muchos en manos de firmas estadounidenses y europeas, tienen hasta el 40% de sus activos en bonos gubernamentales y se preparan para perder dinero si aceptan la propuesta para recortar las tasas de intereses de los bonos argentinos que propone el gobierno.

A pesar del riesgo, los banqueros han expresado su aceptación de la oferta del gobierno como la mejor forma de evitar una crisis *todavía peor en el futuro.*

Cavallo explicó su causa a un grupo selecto de banqueros, a los que invitó a cenar el domingo pasado. Acompañado por el presidente del banco central, Roque Maccarone, Cavallo dijo que entendía que el plan sería doloroso pero agregó que era la mejor forma para salir del *dilema en el que se* encuentra el país. A la hora del postre, mejoró el *humor sombrío*. "Fue un punto de inflexión", dijo un banquero presente en la cena.

A partir de ese momento, los banqueros han respaldado al gobierno añadiendo simplemente que necesitaban unos pocos días para estudiar la letra chica del plan.

"Creemos que es un plan coherente y esperamos que tenga éxito" dijo Manuel Sacerdote, presidente de la filial argentina de FleetBoston Financial Corp., luego de una reunión el martes con el presiden*te Fernando de la Rúa* y Cavallo.

Esto no quiere decir que los bancos *estén dispuestos* a firmar un cheque en blanco. Los banqueros quieren ver un acuerdo político entre el gobierno central y las provincias para recortar el gasto federal. Y es probable que algunos banqueros pasen los próximos días regateando algún paliativo como una mayor cancelación de impuestos para poder contrarrestar de ese modo el impacto financiero.

Pero los *banqueros* saben que no tienen muchas opciones. "Los *incentivos no son suficientes* para cambiar nuestra opinión. La amenaza de una cesación de pagos es el principal incentivo", dijo un banquero. Según J.P.Morgan Chase, los bancos argentinos tienen alrededor de US$16.100 millones en valor nominal en bonos estatales y unos US$14.600 millones en préstamos al sector público y *títulos de* deuda pública a corto plazo.

La mayoría de los bancos dicen que han ido aligerando su carga de *bonos gubernamentales* en los últimos meses a medida que la reestructuración de la deuda se iba haciendo cada vez más inevitable.

Las tenencias de bonos argentinos de Citigroup se reducen a sólo una "pequeña cantidad"y no necesitará que su sede central le gire dinero luego de la reestructuración, dijo una fuente cercana al banco. Citigroup dice que Argentina representa menos del 2% del total de sus ganancias.

Un vocero de FleetBoston dice que es probable que la reestructuración recorte sus ganancias en su filial argentina entre US$2 millones y US$3 millones durante varios trimestres. La división registró utilidades de US$120 millones el año pasado. El vocero apuntó que las 138 filiales argentinas habían recortado sus participaciones en bonos a US$600 millones.

Pero los dos principales bancos españoles, que han hecho de Amé*rica Latina* su pilar de crecimiento, tienen más que perder en esta *reorganización* de deuda.

Santander Central Hispano SA, que controla Banco Río SA, ha preparado un fondo de US$670 millones que podría ser usado para reconstruir sus operaciones argentinas. El banco planea sumar otros US$250 millones al fondo en este trimestre. Banco Bilbao Vizcaya Argentaria SA, que controla Banco Francés SA, duplicará su fondo de 200 millones de euros para fin de año.

En lo que va del año, las acciones de ambas entidades han caído un 20% debido a los temores a su exposición en América Latina. Sin embargo, Argentina representa alrededor del 4% del ingreso total del grupo Santander y entre el 6% y 7% del de BBVA. Santander redujo su exposición en bonos y préstamos de Argentina en un 18% en el último año y BBVA alrededor del 12%.

Uno de los bancos con mayor riesgo es Banco Galicia SA, el mayor banco privado de Argentina y el único de los principales bancos sin un socio extranjero.

Robert Lacoursiere, analista de Lehman Brothers, estima que Banco Galicia tiene cerca del 43% de sus activos que ganan intereses en deuda gubernamental.

Relaciones peligrosas

Exposición de los bancos de Argentina en deuda pública al 5 de octubre, en millones

Bonos (val. nominal) $16.100
Otros préstamos al sector público $12.700
$1.900
Pagarés
Total: $30.700 mill.

Exposición de los cinco principales bancos medida según sus depósitos

Banco	A	Total dep. (en mill.)	Tenencia de deuda púb. (en mill.)
Banco de la Nación	Junio	$1.790	$4.940
Banco de la Provincia de Buenos Aires	Marzo	$1.270	$3.560
Banco Galicia	Junio	$1.470	$4.900
Banco Río	Sept.	$1.230	$2.760
Banco Francés	Junio	$1.170	$2.910

Fuente: J.P. Morgan Chase, con datos del banco central e informes de las empresas

ECONÓMICAS

CIFRA DEL DÍA

9,9 por ciento cayó el sacrificio de ganado vacuno entre enero y septiembre.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.309,22	*Dólares por libra en N.Y.*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual*			*Pesos por*	Compra	Venta
Casa de cambio (c)	$ 2.100,00	Hoy	0,67	Hoy	19,92	Hoy	781,50	DTF	11,44%	HOY $ 120,9903	Bolívar	3,10	3,20
Casa de cambio (v)	$ 2.140,00	Ayer	0,66	Ayer	20,02	Ayer	778,87	DTF Trimestre anticipado	10,69%	MAÑANA $ 121,0047	Dólar (Ecuador)		$ 2.309,22
								TBS Efectivo anual Bancos a 90 días	11,13%		Peso mexicano		253,23

Decisiones de Superindustria

Cinco procesos de integración y tres escisiones autorizó la Superintendencia de Industria y Comercio. Las integraciones son: inversionistas Ceralco y Laurelco; Aviatur y Líder Tours; Procter & Gamble y Bristol Myers Squibb; Gestiones S.A. y Casa Luker; Alcauca y Alimenticias Cañaveral y Lakor Framacéutica con Sanofi-Synthelabo. Autorizó que Carulla Vivero adquiriera Merkos, entre otros.

Utilidades de ISA

Ingresos operacionales de ISA

Millones de pesos

	Sep./01	Variación
Servicio nacional de transmisión	318.222	14%
Cargos por conexión	24.730	22%
Despacho	16.629	-9%
Servicios MEM	9.386	28%
Actividades conexas	30.488	778%

Fuente: ISA.

Al 30 de septiembre Interconexión Eléctrica S.A. (ISA) obtuvo utilidades netas por 140.258 millones de pesos comparadas con los 31.902 millones del año anterior. Los ingresos operacionales crecieron 16 por ciento y alcanzaron los 399.455 millones de pesos, con un crecimiento del 16 por ciento. Sin embargo la voladura de 173 torres este año por cuenta de la guerrilla le han representado gastos extraordinarios por 20.681 millones de pesos.

Mnémesis jurídica

La firma Unibase lanzó Mnémesis.com, un sistema de *información jurídica especializada en servicios* públicos. "Mnémesis es la respuesta a la congestión de las oficinas jurídicas de las empresas de servicios públicos y a la falta de información actualizada y consistente", explicó su gerente Doris Gaitán. Mnémesis.com tiene disponible la información *jurídica de acueducto, alcantarillado y aseo.*

PÉRDIDAS / NO HUBO ACUERDO EN CONSEJO DE MINISTROS SOBRE PRECIO DEL BANCAFÉ

Banca pública, una pesadilla

No es mucho lo que se recuperará de los cinco billones de pesos que el Gobierno le ha invertido a las entidades financieras del sector público en los últimos tres años.

Antes de 10 años, los colombianos comenzarán a pagar más de cinco billones de pesos que, *hasta ahora, ha invertido* el Gobierno para responder por las obligaciones de la banca pública.

La mayor parte de esos dineros no será recuperada, pero por estar representada en papeles emitidos por el Fondo de Garantías de Instituciones Financieras (Fogafín) finalmente los pagos saldrán del presupuesto nacional.

Al Bancafé, por ejemplo, se le han inyectado más de 1,5 billones de pesos (algo más de 700 millones dólares) para sanearlo y proceder a venderlo –que es uno de los compromisos adquiridos con el Fondo Monetario Internacional–, pero difícilmente, por no decir que imposible, un comprador estaría dispuesto a desembolsar esa suma.

Ayer, precisamente, en la agenda del Consejo de Ministros estaba la definición de un precio base para sacar a la venta al Bancafé, pero la decisión *se aplazó hasta tanto no se tenga* mayor información sobre la entidad.

Cualquiera que sea la valoración del antiguo banco de los cafeteros, lo cierto es que la diferencia entre lo invertido y lo que paguen por él (se estima que no vale más de 350 millones de dólares) tendrá que ser cubierta con recursos públicos.

El Gobierno, sin embargo, asegura que se perderá menos si el Bancafé se vende ahora que si se aplaza la transacción para un momento más oportuno, como ha sugerido el Contralor General de la República, Carlos Ossa Escobar.

El desgreño

Las operaciones de salvamento, reestructuraciones, limpieza de 1-12


BANCAFÉ

LA VENTA DEL BANCAFÉ es un compromiso con el Fondo Monetario Internacional para reducir el déficit fiscal. Archivo / EL TIEMPO

Bancos públicos

Millones de pesos, a agosto

Entidad	Patrimonio	Utilidades		Calidad de cartera (%)	
	2001	2000	2001	2000	2001
Bancafé	192.876	-403.302	508	33,8	6,3
Banestado	131.790	-29.040	13.343	74,6	51,8
Banagrario	234.724	7.787	48.907	11,7	10,7
Granahorrar	418.834	11.222	1.638	26,4	25,8
Total	978.223	-413.333	64.395	29,0	17,7

Fuente: Superintendencia Bancaria.

ANDINA-PACK

Piden no

ANDINA-PACK

Piden no gravar las compras

Para que los empresarios nacionales sean tenidos en los mercados internacionales como proveedores absolutamente confiables y puedan ser competitivos, los productores de empaques y embalajes reclamaron al Gobierno la eliminación de gravámenes para la compra de bienes de capital, materias primas y software en el exterior.

Considerado "el creador de las condiciones del marco económico", el Estado debe tener reglas de juego estables, tasa de cambio nivelada, endeudamiento razonable, sistema tributario sano, régimen pensional sin discriminaciones y capacidad suficiente para enfrentar la corrupción y el terrorismo.

Al instalarse el sexto Andina-Pack, el presidente de Carpak S.A., Diego Londoño, destacó que la infraestructura y los equipos del sector de empaques y embalajes tienen un corto período de obsolescencia, por lo que es necesario facilitar el trabajo y la productividad del sector con importaciones sin tributos ni IVA de bienes de capital, de software y de materias primas.

Destacó los esfuerzos del Gobierno a través de Colciencias, Icetex y Sena, y el mejoramiento de puertos, carreteras, telecomunicaciones y legislación aduanera, pero insistió en que los retos de reducción de costos, conservación del medio ambiente y rapidez y flexibilidad que exige el mercado mundial, solamente es posible con la activa participación estatal.

Londoño dijo que no obstante "nuestras ofertas son competitivas en precios, pese a todas las limitaciones", el Gobierno debe poner de su parte para afianzar la presencia de Colombia en los mercados externos.

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.®

1-10 http://interactivo.wsj.com MIÉRCOLES 7 DE NOVIEMBRE DE 2001 EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA *Una publicación de* DOWJONES

What's News—

INTERNACIONAL

NUEVE de los 18 estados que participan en el proceso antimonopolio contra Microsoft rechazaron el acuerdo que el gigante del software alcanzó con el Departamento de Justicia la semana pasada, obligando a que le caso siga una nueva ronda en el tribunal federal. La otra mitad llegó a un acuerdo complementario con la compañía.

* * *

Fitch, se convirtió en la primera firma calificadora de riesgo en catalogar el canje de deuda propuesto por Argentina como una cesación de pagos. La empresa redujo la calificación de la deuda soberana a largo plazo de ese país de CC a C.

* * *

General Motors espera que su división para América del Norte vuelva a ser rentable, a pesar de la intensa competencia de precios. Para lograrlo, la automotriz planea recortar US$1.000 millones en gastos el próximo año.

* * *

AOL Latin America, perdió US$69,1 millones en el trimestre que cerró el 30 de septiembre, frente a una pérdida de US$98,1 millones del mismo lapso del año pasado. Los ingresos crecieron de US$4,5 millones a US$18,6 millones gracias en parte al aumento de 265.000 nuevos suscriptores.

* * *

Enron Corp., energética estadounidense, está en conversaciones con algunas firmas de capital privado en busca de una infusión de al menos US$2.000 millones. La compañía trata de mostrarle a Wall Street que puede sobrellevar la crisis financiera que atraviesa.

* * *

Aneel, organismo regulador de la electricidad de Brasil, dijo que los precios de la electricidad para alrededor de 3,5 millones de consumidores en Rio de Janeiro, aumentarán 20,58% a partir

REGIONAL

El servicio de correo de EE.UU. estimó que su facturación para el mes de octubre estará medio millón de dólares por debajo de lo estimado, debido a los ataques terroristas y la ola de cartas con ántrax. El servicio busca un paquete de ayuda del gobierno.

* * *

La Comisión de Bolsa y Valores de EE.UU. suspendió las transacciones de las acciones de 2DoTrade Inc., compañía que asegura estar desarrollando un desinfectante de ántrax. Las autoridades financieras investigarán si las aseveraciones de la firma son reales, o solo especulación para impulsar el precio de su acción.

* * *

Lehman Brothers Holdings y Lazard LLC, dos de las firmas de valores más antiguas del mundo, han sostenido discusiones para una eventual fusión, pero fueron suspendidas tras los ataques del 11 de septiembre. Aún así, una combinación no se descarta.

* * *

Los países del sudeste asiático, liderados por China, perseguirán planes para crear el área de libre comercio más grande del mundo dentro de 10 años, dijeron los líderes de la región reunidos en Brunei.

* * *

WPP Group decidió seguir adelante con la compra de la firma de medios, Tempus Group, por US$632,9 millones. El gigante publicitario descartó de esa forma la apelación de la decisión de las autoridades británicas que rechazaban su intento por salir del acuerdo.

* * *

Sabena, aerolínea belga, canceló la mayoría de sus vuelos, después de que gran parte de sus empleados abandonaran sus puestos de trabajo cuando se discutía la protección por bancarrota. En los últimos 25 años, Sa-

EE.UU. y Japón ¿un destino común?

La baja de la Fed acerca las tasas a los niveles nipones

POR JACOB SCHLESINGER Y PETER LANDERS
Redactores de The Wall Street Journal

La decisión de la Reserva Federal (Fed) de recortar sus tasas de interés de referencia al 2%, su décima rebaja del año, lleva al banco central estadounidense a casi agotar sus municiones. Y estas disminuciones generan una pregunta que todavía no tiene respuesta: ¿Podría Estados Unidos caer en la misma pendiente económica en la que se deslizó Japón una década atrás?

A medida que pasa el tiempo, las similitudes crecen. En los 80, la de Japón era considerada la economía capitalista modelo; en los 90, EE.UU. se llevó tal distinción. En ambos casos, los tiempos de vacas gordas se terminaron con la explosión de la burburja bursátil, pinchada, en parte, por un banco central nervioso. En ambos casos, las predicciones de una pronta recuperación no se cumplieron.

La excesiva inversión estadounidense en líneas de teléfono de alta velocidad de fibra óptica se puede comparar con el desborde de inversión japonesa en fábricas de chips en la década anterior. Y la difícil situación de Enron Corp., una respetada compañía de energía que ha perdido dos terceras partes de su valor de mercado, se parece a la antes invisible debilidad de los bancos japoneses.

Asimismo, hasta las recientes amenazas del congreso estadounidense por desbaratar un paquete de medidas para estimular la economía se parecen a las discusiones burocráticas que retrasaron medidas similares en Japón.

Y ahora, la política monetaria de EE.UU., considerada como su herramienta más poderosa para contrarrestar el bajón económico, cada vez se parece más a la de Japón donde las tasas de interés están cerca de cero.

A Japón le tocó atravesar una década de estancamiento. La historia de EE.UU. todavía tiene que ser escrita. ¿Pero esto podría sucederle también a la principal economía del mundo?

Muchos analistas responden con un rotundo "no". Remarcan que en Japón no sólo se reventó la burbuja bursátil, sino también la burbuja de los bienes raíces que a su vez llevó a la caída del sistema bancario.

El reventón de la burbuja estadounidense sólo se limitó al campo bursátil ya que el sistema bancario se mantiene sólido. Las autoridades económicas de EE.UU. también insisten en que son más sabios que sus pares japoneses, en parte porque aprendieron de los errores nipones. Además, dicen que los sistemas económicos y políticos de EE.UU. son más flexibles que los de Japón y más capaces de hacer los cambios necesarios.

"Es fácil generar la sospecha de que las economías japonesa y estadounidense tienen algunas similitudes", dijo Paul O'Neill, secretario del Tesoro estadounidense en una reciente entrevista. "No creo que sean comparables". Entre otros aspectos, dice O'Neill: "Ellos no tienen una economía abierta. Una de las cosas que benefició a nuestra economía es su apertura y el desafío de que hemos permitido ingresar a proveedores de todo el mundo".

Por otra parte, la Fed no ha agotado sus opciones. Al anunciar el martes el recorte de tasas, la entidad no mencionó los peligros de llegar a sus límites y dejó claro que está dispuesta a seguir reduciendo las tasas hasta el rango del 1% si sus funcionarios lo estiman necesario. Afirmó que "para el futuro previsible...los riesgos se inclinan principalmente hacia las condiciones que pueden generar una debilidad económica". Además, los mercados bursátiles estadounidenses han mostrado una tendencia alcista en las últimas semanas y tienen la esperanza de que el banco central estadounidense seguirá tomando decisiones para que mejoren las cosas el próximo año.

Trayectorias similares

Evolución de dos tasas de interés clave: la de Fondos Federales de EE.UU. y la Tasa de Descuento del Banco de Japón.


10%
8
6
4
2
0
Tasa de Fondos Federales de la Fed
Tasa de Descuento del Banco de Japón
1990 91 92 93 94 95 96 97 98 99 2000 01

Fuente: Reserva Federal de EE.UU. y Banco de Japón por medio de Thomson Financial/Datastream

Mientras tanto, el presidente de la Fed, Alan Greenspan, sigue teniendo fe en las perspectivas a futuro. "El panorama a largo plazo para el crecimiento de la productividad y la economía sigue siendo favorable y debería hacerse evidente una vez que se aplaquen los factores inusuales que están frenando la demanda", dijo la Fed en un comunicado.

Los japoneses tampoco desconfiaban de su economía hace una década, hasta que cayó en una crisis prolongada.

Sin embargo, los mercados libres, al estilo estadounidense, difícilmente son inmunes a los excesos. Las compañías de telecomunicaciones gastaron decenas de miles de millones de dólares para tender decenas de miles de cables de fibra óptica y actualmente sólo se está usando una pequeña fracción.

Sin duda que hay más sorpresas en carpeta. Muchos analistas argumentan que el mercado accionario de EE.UU., pese a estar un 25% por debajo de su nivel máximo, sigue siendo una burbuja a la espera de seguir desinflándose. El Standard & Poor's 500 todavía se está negociando a una relación precio-ganancia de entre 21 y 28, según el Leuthold Group, firma estadounidense de investigación de inversiones.

Para algunos analistas, la gran cantidad de deuda circulante de los consumidores de EE.UU. es la bomba de tiempo que podría ser el equivalente de los préstamos incobrables que hundieron a los bancos japoneses. Los hogares estadounidenses pidieron créditos libremente y echaron mano a sus ahorros en los 90. En los buenos tiempos, con los salarios y las carteras accionarias en alza, la situación parecía controlable. Pero ahora, a medida que el crecimiento de los ingresos se desacelera y los fondos de inversión se reducen, la carga podría escapar de control.

Simulacro muy real de cese de pagos en Argentina

de la electricidad de Brasil, dijo que los precios de la electricidad para alrededor de 3,5 millones de consumidores en Río de Janeiro, aumentarán 20,58% a partir de hoy. Estos incrementos estaban incluidos en los contratos de concesión a las distribuidoras energéticas.

* * *

Carlos Julio Emanuel, ministro de Economía y Finanzas de Ecuador, dijo que se llegó a un acuerdo con el sector bancario para devolver alrededor de US$211 millones a los clientes con depósitos de hasta US$100.000 en el banco Filanbanco. Esta entidad financiera fue la primera de una serie de 17 bancos privados de Ecuador en quebrar y pasar a manos del estado.

* * *

LanChile, recontrató a 40 de los 73 pilotos que habían sido despedidos el 14 de septiembre por "causar problemas operativos", dijo una vocera de la aerolínea. Los pilotos se acercaron por iniciativa propia a la empresa y se analizó su situación caso por caso.

* * *

Aventis, farmacéutica europea, tuvo un incremento del 42% en sus ganancias de los últimos nueve meses gracias al crecimiento del 26% en sus ventas en Estados Unidos.

los, después de que gran parte de sus empleados abandonaran sus puestos de trabajo cuando se discutía la protección por bancarrota. En los últimos 25 años, Sabena ha sumado más deUS$1.500 millones en pérdidas.

* * *

NM Rothschild & Sons, banco británico, acordó la venta de su 33,35% en la firma chilena de servicios financieros, Bicecorp, a su socio local, Grupo Matte, por alrededor de US$61,4 millones.

* * *

Companhia Brasileira de Distribuiçao, cadena brasileña de supermercados, dijo que está en negociaciones para comprar Supermercados ABC, una cadena de 25 sucursales de Río de Janeiro. Analistas del sector calcularon el monto de la operación en cerca de US$39 millones.

* * *

British Petroleum reportó una caída del 20% en sus ganancias en el tercer trimestre, debido a la baja en los precios del petróleo, especialmente en el combustible para la aviación. Sin embargo, la petrolera dijo que aún mantiene sus objetivos de producción para este año.xx

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Simulacro muy real de cese de pagos en Argentina

PAMELA DRUCKERMAN
Redactora de The Wall Street Journal

NUEVA YORK

Aunque no aparece en ninguna guía turística y tampoco en los mapas, el fin de semana pasado la República del Mañana atrajo a visitantes de la Casa Blanca, el Fondo Monetario Internacional (FMI) y poderosos ejecutivos de los mercados financieros mundiales.

Usando un simulacro por computadora inspirado en los juegos de guerra del Pentágono, poderosos funcionarios se reunieron en una sala en el centro de Manhattan para ver cómo le iría a la ficticia república (en donde las decisiones difíciles siempre parecen ser dejadas para mañana) si no pudiera pagar su deuda de miles de millones de dólares. Algunos volaron desde Londres y Los Ángeles para sumarse a esta cita secreta.

Mañana tiene un sorprendente parecido con Argentina, cuya batalla en la vida real para refinanciar sus US$95.000 millones de deuda en bonos del gobierno (aproximadamente la misma cantidad que Mañana tiene en sus libros) está poniendo a prueba el temple del mismo grupo que se reunió en Nueva York el sábado.

Este escasamente disfrazado simulacro, que ha sido planeado durante meses, cobró nuevo protagonismo porque coincide con lo que parece ser el desenlace del año de crisis financiera que ha afectado a Argentina. Funcionarios de ese país, en busca de una reestructuración ordenada de los pagos de su deuda, han lanzado un plan que probablemente pedirá a los tenedores de bonos que acepten intereses más bajos. No está claro cómo reaccionarán los inversionistas al plan.


República de Mañana
William Bramhall

La ausencia más notable en las costas de Mañana fue la de Domingo Cavallo, el extremadamente confidencial ministro de Economía de Argentina, quien ha atacado a los operadores extranjeros por inmiscuirse en los problemas de su país.

El FMI se mostró entusiasmado con la reunión. "Ciertamente estamos abiertos a cualquier explicación que salga de esto", dice Matthew Fisher, director asistente del departamento de mercados internacionales de capital del FMI. Los organizadores de la Universidad de Carnegie Mellon dicen que los alrededor de 20 inversionistas que participaron controlan algunos de los principales fondos de mercados emergentes.

El ejercicio no parecía un juego para los equipos de operadores que determinaban sus estrategias para conseguir que el gobierno en bancarrota de Mañana les pagara por sus bonos la mayor suma posible. En sus pantallas también había bonos de la República Federal de Transeúntes Inocentes (que rápidamente pasó a llamarse Frib, por sus siglas en inglés) la versión ficticia de Brasil, diseñada para medir cómo los problemas de Argentina podrían afectar a su gigantesco vecino.

Dos equipos que representan a enormes fondos de cobertura rápidamente surgieron como los operadores más agresivos. Los grupos decidieron amasar una importante posición en bonos de Mañana, para forzar al gobierno a aceptar sus condiciones.

Uno de los equipos hizo una osada oferta: pagarían alrededor de US$0,55 por los bonos de Mañana, a pesar de que la deuda se estaba negociando muy por debajo de eso, cerca de US$0,45.

Pero los principales funcionarios de Mañana, encabezados por el ex secretario de Hacienda mexicano, José Ángel Gurría, lanzaron su propia oferta para controlar los bonos. Bajo la vigilancia del abogado Lee Bucheit, cuya firma Cleary, Gottlieb, Steen & Hamilton es el asesor estadounidense de Argentina, Mañana igualó las ofertas de los operadores.

Cuando los bonos fueron a parar a manos del gobierno en lugar de las suyas, los fondos de cobertura se enfurecieron. Algunos miembros irrumpieron en donde estaban reunidos Mañana y "funcionarios" del FMI. "No llegaron a las manos, pero no fue amistoso", dijo uno de los administradores de los fondos de cobertura.

Reconociendo el terreno en nombre de la Casa Blanca estaba Randall Kroszner, asesor del Consejo de Asesores Económicos del presidente George W. Bush. Moody's Investor Service, que recientemente rebajó la calificación crediticia del país sudamericano debido a inquietudes acerca de la reestructuración, envió a uno de sus principales analistas de Argentina al simulacro.

Aunque algunos inversionistas boicotearon el resto de la primera ronda, se entusiasmaron con una nueva estrategia para el segundo simulacro. Algunos equipos hicieron grandes apuestas a que los bonos de Frib caerían ya que se verían envueltos en los problemas de Mañana. Aunque los bonos de Brasil se han mantenido estables en el último tiempo, al final del ejercicio la deuda de Frib se vio castigada.

Para los inversionistas, el simulacro reforzó su peor temor: que Argentina trataría de obligar a sus acreedores a aceptar un acuerdo. El ensayo muestra que en una situación así los funcionarios "van a ser muy agresivos y no van a negociar", dijo el administrador de un fondo.

Los organizadores del simulacro tenían la intención de probar su tesis de que las reestructuraciones de deuda pueden hacerse de manera mucho menos perjudicial si un prestamista grande como el FMI ofrece comprar toda la deuda circulante de un país a un cierto precio mínimo, lo que, sin embargo, es poco probable que ocurra en el caso de Argentina.

Los acreedores no tienen muchas alternativas

POR DAVID LUHNOW
Redactor de The Wall Street Journal

BUENOS AIRES

Los inversionistas locales y extranjeros de Argentina tienen pocas opciones diferentes a aceptar la controvertida apuesta del gobierno de reestructurar su enorme deuda para tratar de ayudar al país a evitar el colapso financiero. Esa es la visión del principal ejecutivo de banca privada que asesora al país.

"Es lo mejor de una mala situación", dice en una entrevista Jacob Frenkel, presidente del directorio de Merrill Lynch International y ex gobernador del banco central de Israel.

La tercera mayor economía de América Latina oficialmente comenzó la primera etapa de un complicado plan de reestructuración de deuda el martes, solicitando a los inversionistas locales que acepten menores pagos de intereses sobre un monto de deuda en bonos de hasta US$60.000 millones. La propuesta consiste en intercambiar notas que promedian un 11% en rendimiento por nuevos créditos con un rendimiento máximo de un 7%. Argentina planea utilizar los ahorros para balancear sus libros. Funcionarios en Argentina, que gasta cerca de una quinta parte de su presupuesto total en servicio de la deuda, han reconocido que la carga de deuda actual es "impagable". La primera consecuencia del anuncio fue que la agencia Fitch rebajó la calificación de Argentina a un estado de "moratoria".

El ministro de economía de Argentina Domingo Cavallo contrató a Frenkel la semana pasada con la esperanza de que el ex presidente del directorio del Banco Interamericano de Desarrollo y ex investigador en el Fondo Monetario Internacional pueda utilizar su reputación y contactos para restaurar la golpeada confianza hacia el país. Después de que el isreaelí, que tiene fama de solucionar problemas, tomó el empleo, del que los economistas locales bromearon que era similar a tomar un trabajo en una funeraria, Argentina lo describió en un decreto presidencial como "la única persona que combina todas las condiciones técnicas, prestigio y reconocimiento personal que se requieren para desarrollar la delicada tarea que se necesita en la actual situación".

> **Nuevo asesor de Buenos Aires dice que los inversionistas deben afrontar la realidad.**

El banquero, quien donará su comisión en el proyecto –se estima que es de US$75.000 dólares– a una asociación de caridad argentina, no quiso discutir si Argentina dejaría de cumplir con sus obligaciones. Lo que espera es que la mayoría de los bancos y fondos de pensión locales, que poseen deuda del gobierno, acepten la oferta más reciente en los próximos meses, abriendo la puerta a una oferta similar para los inversionistas extranjeros, a quienes se les debe dos terceras partes de la deuda internacional de Argentina por US$95.000 millones.

"Principalmente, hay una necesidad de tratar a los inversionistas domésticos e internacionales igual. Y hay una necesidad de que ambos enfrenten la realidad". La realidad implica que los inversionistas recibirán un golpe financiero. Argentina necesita reducir los pagos anuales en por lo menos US$4.000 millones para que el plan funcione.

ECONÓMICAS

CIFRA DEL DÍA
En 39 por ciento han crecido este año las exportaciones a Venezuela.

DÓLAR

Tasa representativa del mercado	$ 2.309,42
Casa de cambio (c)	$ 2.100,00
Casa de cambio (v)	$ 2.140,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,65
Ayer	0,64

PETRÓLEO — Dólares por barril

Hoy	19,69
Ayer	20,39

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	778,87
Ayer	798,07

INTERÉS — Efectivo anual

DTF	11,44%
DTF Trimestre anticipado	10,63%
TBS Efectivo anual Bancos a 90 días	11,50%

UVR

HOY	$ 120,9759
MAÑANA	$ 120,9903

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,10	3,20
Dólar (Ecuador)	$ 2.309,42	
Peso mexicano	253,28	

Deuda sube como espuma

Saldo TES
Billones de pesos

Oct/00	26.646
Jul/01	30.530
Sep/01	31.992
Oct/01	32.958

Fuente: Anif.

En un sólo mes la deuda pública interna subió en un billón de pesos al pasar de 31,9 a 32,9 billones el saldo de los Títulos de Tesorería (TES), que es el principal instrumento de financiación del Gobierno. Hace un año el saldo de TES era de 26,6 billones de pesos. El crecimiento de la deuda es una de las principales preocupaciones más si se tiene en cuenta la turbulencia de los mercados internacionales que podría frenar sus créditos a los mercados emergentes.

Seguro sin dificultades



"Cualquier sombra de financiación para lo que resta del año quedó despejada", afirmó el director del Seguro Social, Guillermo Fino, tras confirmar que el Consejo Directivo aprobó un traslado presupuestal por 47 mil millones de pesos. "Con este dinero, se podrá pagar a proveedores, contratistas, trabajadores y parte del manejo de las clínicas", anunció Fino. Los recursos provienen de la adición al Presupuesto nacional por 500 mil millones de pesos, que aprobó el Gobierno.

Crece Peugeot

En 40 por ciento crecieron las ventas de automóviles Peugeot en septiembre, informó la distribuidora Didacol. Fueron 350 las unidades vendidas. Didacol dijo que esperaba llegar a 500 unidades el 31 de diciembre, apoyados en el lanzamiento del nuevo modelo 307. Los automóviles que vende Didacol en Colombia son fabricados en Francia y en su mayoría

REFORMA / GOBIERNO PRESENTA HOY SU PROPUESTA AL PACTO POLÍTICO

Pensiones: el día de la verdad

El aumento en la edad de jubilación, en aportes y en semanas cotizadas serán a partir de hoy los temas que acapararán la atención de trabajadores y empresarios.

JACQUELINE GUEVARA G.
Redactora de EL TIEMPO



EL TOTAL de pensionados del país asciende a 900.000 de los cuales la mitad corren por cuenta del ISS. Archivo / EL TIEMP

Ocho años después de que el Congreso aprobara una reforma a la seguridad social, conocida como la Ley 100, el Gobierno se apresta a presentar nuevamente un proyecto pensional, en medio de posiciones radicales de empresarios y trabajadores y de controversias al interior del mismo gabinete.

En 1993 el proyecto del presidente César Gaviria levantó ampolla en muchos sectores porque daba paso a la creación de los fondos privados de pensiones y a las empresas prestadoras de salud (EPS). En esa ocasión no solo se aumentaron fuertemente las cotizaciones (del 8 al 13,5 por ciento) sino que, además, se estableció un periodo de transición el cual contemplaba un aumento en la edad de jubilación de dos años para los hombres y mujeres, a partir del 2014.

Ya desde esa época se hablaba de que el nuevo régimen no solucionaría definitivamente los problemas pensionales y de salud del país y que tarde o temprano habría que presentar otra reforma para corregir sus falencias.

Se cumplió la profecía

El paso de los años se encargó de demostrar que las críticas sí tenían fundamento. El nuevo régimen no solo no corrigió todas las fallas sino que vio crecer la bomba pensional, que según cálculos del Gobierno llega a una cifra que le cabe a muy pocos en la cabeza: 200 billones de pesos; que es tres veces más el presupuesto de gastos de todo el país para el 2002. El total de pensionados del país asciende a 900.000 de los cuales la mitad corren por cuenta del ISS.

Y esa gigantesca cifra, que corresponde al pasivo pensional del Seguro, el magisterio, las Fuerzas Armadas y los municipios y departamentos, entre otros, es el que quiere atacar esta vez la administración Pastrana con una reforma pensional que debió presentarse hace tres años pero que debido a múltiples tropiezos solo hasta hoy saldrá a la luz pública.

Uno de los principales escollos, que logró sortearse, fue el enfrentamiento entre los ministros de Hacienda, Juan Manuel Santos, y de Trabajo, Angelino Garzón, que tenían posiciones muy diferentes frente al tema.

Así es la bomba pensional
Billones de pesos

	(%)	($)
Pasivo del ISS	25,8	61,1
Pasivo territorial	25,8	65,0
Magisterio	25,8	43,3
Cajanal	25,8	29,3
Fuerzas Armadas	25,8	28,9
Ecopetrol	25,8	4,2
Telecom	25,8	3,8
Congreso	25,8	1,3

Total: 192,36%

Fuente: Ministerio de Hacienda

Los ingredientes

Después de elaborar toda clase de simulaciones y de hacer consultas a todo nivel el Gobierno destapará sus cartas sobre la *reforma pensional*.

Los ministerios de Hacienda, Trabajo y el Departamento Nacional de Planeación lograron principios de acuerdo sobre la iniciativa que será presentada ante el Pacto Social y Político que tendrá un mes para concertar el proyecto antes de presentarlo al Congreso. Gremios, Gobierno, candidatos y centrales obreras tendrán que ponerse de 3-8

diciembre, apoyados en el lanzamiento del nuevo modelo 307. Los automóviles que vende Didacol en Colombia son fabricados en Francia y en su mayoría ensamblados en Chile.

para los hombres y mujeres, a partir del 2014.

Ya desde esa época se habla- cos en la cabeza: 200 billones de pesos, que es tres veces más el presupuesto de gastos de todo el llos, que logró sortearse, fue el enfrentamiento entre los ministros de Hacienda, Juan Manuel

Gremios, Gobierno, candidatos y centrales obreras tendrán que ponerse de **3-8**

CAF favorece a Chivor



Archivo / EL TIEMPO

Para obtener recursos por 200 millones de dólares, la Corporación Andina de Fomento (CAF) otorgó a la empresa Chivor de energía eléctrica, una garantía por 50 millones de dólares. Los 200 millones los puede obtener Chivor mediante la emisión de bonos en el mercado nacional. Chivor es la cuarta más grande de las empresas de generación hidroeléctrica, y participa del 11 por ciento de la capacidad instalada nacional.

Capacitación en Gongonzola

La Escuela Colombiana de Ingeniería firmó una alianza con la Asociación de Industriales y Comerciantes de Gongonzola –que agrupa a 243 empresarios de la zona de San Andresito de la 38, en Bogotá– para capacitar a jóvenes de los estratos 1 y 2 en oficios como electricidad, mecánica, plomería y albañilería y entre otros. Quienes estén en el programa de la Presidencia 'Jóvenes en acción' podrán acceder a estos cursos, que tendrán una duración de 3 meses.

FINANZAS / CONTRALOR RECHAZA PROPUESTA DE IVA SOCIAL

'Más autonomía del Congreso para estudiar el Presupuesto'

El *contralor* Ossa Escobar propuso una reforma a la Constitución para que el Congreso de la República tenga facultades para "discutir, *modificar* y aprobar" el Presupuesto nacional.

Pero *advirtió* que esa reforma deberá asentarse sobre "un *profundo* cambio del régimen político, que garantice la existencia de partidos y *bancadas* fuertes y representativas".

Al *considerar* la *inconveniencia* jurídica y económica del llamado IVA *social* que se discute en el Congreso, Ossa Escobar dijo que el Presupuesto nacional no puede quedar "*atomizado en gastos que no* responden a las prioridades sociales que demanda el país".

El Contralor se declaró respetuoso de la voluntad política del Congreso "por mejorar el nivel de vida de la población más vulnerable de Colombia", pero al mismo tiempo dejó en claro que no comparte "la forma de llevarlo a cabo, entre otras poderosas razones, por sus efectos fiscales".

Para comenzar, el hecho de sustituir gastos de funcionamiento e inversión con el propósito de abrirle espacio presupuestal al IVA social, "es inviable, por las inflexibilidades que *contienen* los *distintos* rubros del Presupuesto nacional".

Así, el 50 por ciento del presupuesto *total* de inversión, ya está absorbido por los fondos especiales –de *Solidaridad*, Nacional de Garantías y Pensional, *entre otros*–. De esta manera, una porción importante del 38 por ciento de la inversión total, ya está predeterminada en las vigencias futuras.

Ossa Escobar afirmó que ese 25 por ciento del IVA que reclaman los congresistas para pequeñas poblaciones, implicaría un déficit fiscal adicional, que estimó en 2,1 por ciento del Producto Interno Bruto (PIB), que se sumaría al que causa el pago de intereses que se derivan de un mayor endeudamiento, al que habría que recurrir para financiar ese IVA social. **3-8**

ICA

Advierten incremento de la broca

Los cambios climáticos y la baja en el precio interno del café son dos factores que se conjugan para que uno de los principales enemigos de los cafetales, la broca, resurja con mayor intensidad.

Según el gerente general del ICA, Álvaro Abisambra, el nivel de infestación de la plaga para este año llegó a 4,04 por ciento, mientras que para la misma fecha del año anterior era del 3,5 por ciento. **3-3**



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EL TIEMPO
MARTES 6 DE NOVIEMBRE DE 2001





ECONÓMICAS
INFORMACIÓN IMPERFECTA
El Nobel Joseph Stiglitz dice que la información es imperfecta como el mercado. 3-10



COMPUTADORES
PIÉRDALE EL MIEDO AL 'DOWNLOAD'
Guía para inexpertos que hará de las descargas de Internet un proceso más sencillo. 3-11

COMPUTADORES
WINDOWS XP CON COPIAS PIRATAS
Una empresa estadounidense reportó la existencia de herramientas para violar Windows XP. 3-15

NEGOCIOS / POCO OPTIMISMO ENTRE ANALISTAS

El mercado tardará en recuperarse

Las esperanzas cifradas en Windows XP y en los nuevos procesadores de Intel y AMD se han diluido en medio de la situación mundial.

COMPUTADORES

HENRY NORR *
Especial para EL TIEMPO

Los analistas de la industria informática no esperan una recuperación sustancial del mercado antes del segundo semestre del año entrante.

mento en sus ventas durante el fin de año; hace un par de semanas, Compaq Computer reportó una caída de 33 por ciento en sus ingresos para el tercer trimestre, en comparación con el mismo periodo del 2000 y Apple espera un aumento plano, o tal vez incluso una caída, en diciembre.

En el mundo de los servidores y equipos de redes, la visión a corto plazo es tan desoladora como en el de los computadores personales.

Sun Microsystems dijo que sus ingresos para el tercer trimestre estarán por debajo de las ya reducidas expectativas.

EMPRESAS / RECUPERADAS ESTE AÑO MERCANCIAS POR 32 MIL MILLONES DE PESOS

Rastreo satelital de tractomulas

Las aseguradoras quieren que la carga tenga sistema de señal inalámbrica para rastrearla si es robada. Por satélite, las empresas administran sus flotillas de camiones.

ECONÓMICAS

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO

La sabiduría popular enseña que es mejor prevenir que tener que lamentar. Es un anticipo de la irremediable sentencia según la cual de nada vale llorar sobre la leche derramada. Por eso, de manera concisa, se habla de que seguridad mató a confianza. Todos, aforismos de los hombres de empresa quienes tienen claro que, en general, lo que hace malo un negocio es la administración que se le da.

No en balde administrar es sinónimo de vigilar. De gobernar. De tener el control. No de otra manera se pueden prevenir los eventos, tener seguridad y evitar llorar. De acuerdo con la tabla de precios de la Federación de Aseguradores



LA PIRATERÍA TERRESTRE azota principalmente a Antioquia, Cundinamarca y Valle. El gremio Colfecar propuso que, en principio, se marquen las mercancías que se van a cargar. Archivo / EL TIEMPO

ros por 36.252 millones de pesos, Liberty por 14.874 millones y Suramericana por 27.514 millones de pesos.

Sistema GPS

Los analistas de la industria informática no esperan una recuperación sustancial del mercado antes del segundo semestre del año entrante.

Luego de una primer semestre del 2001 en que la economía del sector se vino a pique, los líderes de la industria esperaban que los malos tiempos terminaran este fin de año. Sin embargo, la situación de guerra que vive el mundo acabó con la esperanza.

Usualmente, el segundo semestre de cada año es mejor que el primero para la mayoría de empresas informáticas, en especial por el regreso a la escuela en algunos calendarios académicos y por las fiestas de diciembre, que disparan las ventas de computadores y artículos electrónicos.

El mercado de consumo también sufre debido a la pérdida de confianza

Los ejecutivos también esperaban que el lanzamiento de Windows XP y la llegada de una nueva generación de procesadores de Intel y AMD –todo soportado con grandes campañas publicitarias y reducciones en los precios– reforzara las ya tradicionales mejoras económicas de esta época.

Pero el panorama ha cambiado. Las proyecciones del mercado ya no van más allá del trimestre actual debido a lo impredecible del negocio. Lo único claro es que los reportes de ganancias no auguran una recuperación para este año.

Intel, por ejemplo, tuvo un sorpresivo incremento en el embarque de microprocesadores durante el tercer trimestre, pero dijo que espera solo un moderado incremento en las unidades vendidas en el cuarto.

Microsoft también redujo sus expectativas para el cuarto trimestre, a pesar de que Windows XP ha sido bien calificado por la mayoría de medios especializados, y de que Xbox –la esperada consola de juegos de la compañía– podría estar en el mercado el mes que viene.

Entre los fabricantes de computadores personales, Dell Computer espera un au[illegible] putadores personales.

Sun Microsystems dijo que sus ingresos para el tercer trimestre estarán por debajo de las ya reducidas expectativas.

Cisco Systems, fabricante líder en equipos de redes, ha visto aumentar el precio de sus acciones durante el último mes, pero mantiene expectativas bajas frente a un crecimiento futuro.

Planes futuros

Según el analista Roger McNamee, cofundador de Integral Capital Partners, muchas empresas fijan sus presupuestos para el año siguiente en octubre: "Este año, el ambiente en que se está realizando esta operación es un reto sicológico nunca antes visto, y será inevitable que se refleje en los planes de inversión para el 2002".

Entre tanto, el mercado de consumo también sufre debido a la pérdida de confianza de los clientes, motivado –entre otras cosas– por un factor clave en estos momentos: el desempleo.

"El valor de un PC –explica Dan Niles, de la firma Lehman Bros– está cada vez más relacionado con cualquier cosa a la que pueda conectarse. El problema es que el software y hardware es mucho más avanzado que las conexiones promedio. La mayoría de la gente todavía se conecta a la red a menos de 56 kbps".

"La siguiente ola de inversiones –afirma Niles– dependerá del despliegue de los sistemas de banda ancha. Desafortunadamente, cuando uno oye de los recortes de capital en las grandes empresas de comunicaciones, no parece que vaya a haber una pronta recuperación. Ni siquiera el año entrante".

* SAN FRANCISCO CHRONICLE

[illegible] otra manera se pueden prevenir los eventos, tener seguridad y evitar llorar. De acuerdo con la tabla de precios de la Federación de Aseguradores Colombianos (Fasecolda), una sola de las más grandes compañías en sistemas de seguridad de vehículos evitó que los transportadores perdieran 122 mil millones de pesos en los últimos 12 meses.

El pasado 31 de octubre el presidente de los transportadores de carga (Colfecar), Jaime Sorzano, planteó que contra la organización de los delincuentes hay que comenzar a organizar a las potenciales víctimas de la piratería terrestre, y propuso como un primer paso marcar las mercancías, para poder seguirles el rastro si son robadas.

Señal inalámbrica

Pero hay otros métodos adicionales. Tractocarga, una empresa con 24 grandes camiones, ha sido víctima de los piratas terrestres en siete ocasiones. Sus tractomulas fueron atracadas en la costa Atlántica, en Medellín, en Soacha y Bogotá. En esos momentos transportaban agroquímicos, ladrillos y tejas de exportación de la ladrillera Santa Fe. Pero el sistema de seguridad –cuenta Jairo Céspedes, socio de Tractocarga– "permitió que, en menos de una hora, se recuperaran los camiones y capturaran a los pícaros".

En el sistema de seguridad de señal inalámbrica Lo Jack asegura que tiene el reinado. No hay competencia. Cuenta con 75 mil vehículos amparados con este sistema. Céspedes lo escogió, por recomendación y calculo de costos. Actualmente, varias aseguradoras prefieren que sus clientes también lo sean de este sistema de seguridad.

LA EMPRESA RECIBE en la pantalla de Internet las coordenadas de la localización exacta de cada tractomula o camión con las mercancías. Este mayor control, también brinda seguridad.

"Nadie puede evitar, pero sí tomar medidas contra robos", dice Juan Armando Madriñán, directivo de Lo Jack, quien revela que Antioquia es donde más se registra el delito de piratería. Cuenta que los vehículos modelo 1998 son los que más se han robado , y después los de los años 97 y 96. Madriñán también tiene estadísticas según las cuales la mayoría de los robos ocurren los viernes.

'Esta tecnología ayuda a bajar costos y genera disciplina laboral'.

La recuperación de automotores robados –que también ha sido creciente– se debe, además del sistema miniaturizado de señal silenciosa, encriptada y digitalizada, al apoyo del Ejército, el DAS y la Policía de carreteras. Porque cuando se reporta el robo de la tractomula se activa la señal y comienza el rastreo.

Se aplica lo que se llama "una triangulación", hasta determinar, con absoluta precisión, el garaje o la bodega donde se trata de ocultar el vehículo robado. Y ahí, actúan las autoridades. Gustavo Adolfo Toro, director de Turismo del Ministerio de Desarrollo, destacó que hasta septiembre se han recuperado 331 de estos automotores y las mercancías por más de 32 mil millones de pesos.

Por su parte, Madriñán no oculta que su sistema de seguridad, que es una tecnología nacida en Boston (Estados Unidos), tiene un 75 por ciento de efectividad. Sin embargo, merced a ella tres de las más grandes aseguradoras han evitado pagar siniestros –por piratería– en las siguientes cuantías: Colseguros, Liberty por 14.874 millones y Suramericana por 27.514 millones de pesos.

Sistema GPS

Pero junto a este método, orientado estrictamente al rastreo y recuperación de vehículos robados, Céspedes con sus socios, que son hombres prevenidos, adquirieron una herramienta adicional que, al aumentar el grado de control sobre las tractomulas, le sirve para mejorar la administración de la flotilla de tractomulas. Se trata del sistema satelital de posicionamiento (GPS).

Aquí es ardua la competencia porque el mercado apenas está naciendo. Pero ya pujan, al menos, ocho compañías: Wating, Satrack, Red Hut Móvil, GPS de Colombia, AVL, Ubicar y Comunicaciones Móviles. Céspedes escogió Skytrack.

Mediante este mecanismo, cada cinco minutos recibe en sus oficinas –en la pantalla del Internet– la posición exacta, uno a uno, de sus 24 camiones.

"Esta tecnología genera orden en la empresa de Céspedes –destaca Madriñán–, controla los costos, mejora la eficiencia y crea una disciplina laboral". Para el transporte de datos (mapa del lugar por donde se desplaza el vehículo y punteado de la ruta), el GPS trabaja apoyado en la tecnología de las comunicaciones satelitales de BellSouth y Comcel.

Los empresarios saben que si se pueden adoptar a tiempo las salvaguardias, de nada vale llorar sobre la leche derramada.

ECONÓMICAS

CIFRA DEL DÍA

11,5 por ciento crecieron las exportaciones no tradicionales entre enero y septiembre.

DÓLAR

Tasa representativa del mercado	$ 2.309,89
Casa de cambio (c)	$ 2.100,00
Casa de cambio (v)	$ 2.140,00

CAFÉ

Dólares por libra en N.Y.	
Hoy	0,64
Ayer	0,62

PETRÓLEO

Dólares por barril	
Hoy	20,39
Ayer	21,18

BOLSA DE COLOMBIA

IGBC (índice General)	
Hoy	798,07
Ayer	814,11

INTERÉS

Efectivo anual	
DTF	11,38%
DTF Trimestre anticipado	10,63%
TBS Efectivo anual Bancos a 90 días	11,08%

UVR

HOY	$ 120,9182
MAÑANA	$ 120,9326

MONEDAS

Pesos por	Compra	Venta
Bolívar	3,10	3,20
Dólar (Ecuador)		$ 2.309,89
Peso mexicano		253,19

Pullas presidenciales

El presidente Andrés Pastrana dijo ayer que no cobrará la cabeza de un candidato presidencial (Horacio Serpa) que hace un mes dudó que prosperara la creación del Fondo de Capitalización Empresarial. El Fondo abrió hoy sus puertas a las micro, pequeñas y medianas empresas del país ofreciendo 300 mil millones de pesos. Pastrana dijo que no iba a cobrar la cabeza del político porque dejaría sin candidato al Partido Liberal.

Bajará gasolina extra

Descenso en gasolina extra
Ingreso al productor Pesos por galón

2100
2050
2000
1950
1900
1850
1800
1750
1700
1650
1600
1550
Jun 01
Jul 01
Ago 01
Sep 01
Oct 01
Nov 01

Fuente: Ecopetrol

Como consecuencia del descenso en las cotizaciones internacionales del petróleo el precio de la gasolina extra deberá descender en noviembre. El ingreso al productor (Ecopetrol) bajará 201,4 pesos por galón este mes. Es decir que pasará de 2.043,53 pesos a 1.842,09 por galón. Aunque el precio de la gasolina extra está liberado en Colombia la reducción que ha hecho Ecopetrol de 9,86 por ciento en este ingreso deberá traducirse en un alivio en el precio final para los consumidores que en este momento están pagando un precio promedio de 4.300 pesos.

Nuevo viceministro de Salud

El Gobierno nacional nombró ayer al médico cirujano rosarista Miguel Rueda Serbausek como nuevo viceministro de Salud y encargado de las funciones del Ministerio, mientras se designa el reemplazo de la exministra Sara Ordóñez quien renunció la semana pasada. Rueda se desempeñaba como director del Instituto Nacional para la Vigilancia de Medicamentos y Alimentos (Invima). En el Invima fue nombrado Camilo Uribe.

PROYECTO / CONGRESISTAS INSISTEN EN $2,8 BILLONES DEL IVA PARA PEQUEÑOS MUNICIPIOS

Polarización por IVA social

Un posible acuerdo de Gobierno y congresistas sobre la reforma del IVA social quedó congelado tras radicalizarse las posiciones. El ministro Santos ratificó su desacuerdo.

Lanza en ristre, el senador José Name Terán acusó al ministro de Hacienda, Juan Manuel Santos, de adoptar una actitud "absolutamente opuesta al partido al que dice pertenecer", refiriéndose a la negativa de Santos a aceptar el texto de la reforma constitucional del llamado IVA social.

"Ese IVA social es un adefesio económico y constitucional", replicó Santos. "Lo combatiremos con todas nuestras fuerzas, porque le hace daño a las finanzas y a la gente", añadió.



JOSÉ NAME TERÁN, senador de la República.

Name Terán dijo que esa posición de Santos es "tozuda e irracional", y además "desafiante", y agregó que no entiende si "es odio personal o está resentido porque en las encuestas su imagen de ministro solo tiene seis por ciento".

El proyecto de reforma constitucional incluye –destacó Name Terán– la veeduría de los recursos, estimados en 2,8 billones de pesos, de entidades como las Naciones Unidas, la Organización Mundial de Salud (OMS), la FAO y la Comisión Económica para América Latina (Cepal).

Pero el ministro de Hacienda aseguró que esa reforma, en realidad, "es un lobo con piel de oveja" y, tal como está, "no hay la menor posibilidad de que el Gobierno lo apoye".

Santos había declarado el miércoles pasado que estaba en condiciones de considerar ese proyecto de Acto Legislativo sobre el IVA social, "si se despojaba de arandelas", exhortando a los congresistas a reflexionar sobre la inconveniencia –a juicio del Gobierno– de la iniciativa.

Sin embargo, ante la arremetida del autor del proyecto, aseguró que "esa reforma merece ser hundida a como de lugar".

Por su parte, el ponente en la Cámara de Representantes, Tarquino Pacheco, invitó a Santos a concertar el proyecto porque, en su concepto, "tiene muchas cosas buenas", e insistió en que no se trata de medir fuerzas con el Gobierno.

"La iniciativa saldrá adelante", afirmó Pacheco. A esta reforma le faltan dos debates para convertirse en texto constitucional. Pacheco, no obstante su convencimiento, invitó a Santos y al director de Planeación Nacional, Juan Carlos Echeverry, a discutir el proyecto el próximo viernes 9 de noviembre en la ciudad de Barranquilla.

El ministro Santos aceptó que con una mayor pedagogía algunos congresistas están cambiando de parecer. "Entre más entienden nuestras razones, menos están de acuerdo con esa reforma", puntualizó.

MINCOMEX / ABRIÓ CAFÉ INTERNET 'ZEIKY'

Ventanilla única para el comercio exterior

Con el nombre huitoto de Zeiky, que en español es "Mun- mil registros, con pantallas donde se pueden absolver pre-

'NO NOS ESTÁN INVADIENDO'

¿Colombia está aprovechando la globalización?

Es uno de los países que mejor la aprovecha. La tasa de crecimiento de las exportaciones industriales es de 15,5 por







reactivación industrial. No nos están invadiendo. Las importaciones agrícolas son las adecuadas.

¿Y las importaciones pecuarias?

como director del Instituto Nacional para la Vigilancia de Medicamentos y Alimentos (Invima). En el Invima fue nombrado Camilo Uribe.

Capitalizado Banco Colmena

El pasado miércoles la Fundación Social junto con otros accionistas procedieron a capitalizar en 23.275 millones de pesos el Banco Colmena S.A. Los recursos empleados para la suscripción de las acciones provinieron del crédito a largo plazo contratado con el Fondo de Garantías de Instituciones Financieras (Fogafín), informó la Superintendencia de Valores.

Otro vuelo a París

A partir del próximo 4 de noviembre Air France inaugura su cuarta frecuencia semanal. La aerolínea volará a París los lunes, jueves, sábados y domingos. La empresa tomó la decisión luego de analizar que la ocupación en el último año fue de 84 por ciento. La cuarta frecuencia representa un incremento del 33 por ciento en la capacidad de oferta. Se espera un incremento del 25 por ciento en las ventas.

Más competitividad para el arroz

La Asociación Nacional de Industriales del Arroz, Induarroz, indicó que mientras persistan los problemas estructurales como los excesivos costos de compra y almacenamiento de la tierra, el arroz colombiano será incapaz de competir en los mercados internacionales y sobrellevar la negociación del Area de Libre Comercio de las Américas (Alca). Estos planteamientos serán analizados en el congreso del gremio el 15 de noviembre en Bogotá.

Suben ventas de Chevrolet

Exportaciones Chevrolet

Enero-octubre/2001

	Unidades	Variación acumulada
Autos	787	679,5%
Comercial	513	206,6%
Totales	1.300	305,6%

Fuente: Chevrolet.

Las ventas de vehículos Chevrolet crecieron 10 por ciento en octubre de este año frente al mismo mes del 2000. La empresa vendió 1.901 unidades de las cuales 1.161 correspondieron al segmento de autos y 740 a vehículos comerciales. En los primeros 10 meses del año la marca colocó en el mercado nacional 16.811 unidades con una participación estimada del 32,5 por ciento de la industria.

Protesta de Aital

La Asociación Internacional de Transporte Aéreo Latinoamericano (Aital) en carta al secretario de Transporte de Estados Unidos, Norman Mineta, elevó su protesta por los subsidios a las aerolíneas norteamericanas en cuantía de 15 mil millones de dólares y la cobertura de riesgo de responsabilidad a terceros, que ese Gobierno empezó a dar luego de los atentados del 11 de septiembre porque violan los acuerdos bilaterales sobre servicios aéreos comerciales. Aital agrupa a 25 empresas de la región.

el comercio exterior

Con el nombre huitoto de Zeiky, que en español es "Mundo", el Ministerio de Comercio Exterior abrió las puertas al encuentro virtual de los hombres de negocios en un café Internet y, simultáneamente, una ventanilla única ubicada en las instalaciones de la Dian del aeropuerto El Dorado.

De esta manera el Ministerio de Comercio Exterior (Mincomex) celebró sus primeros diez años de existencia, que inició el actual ministro de Hacienda, Juan Manuel Santos, durante el gobierno del entonces Presidente, César Gaviria, hoy Secretario General de la Organización de Estados Americanos (OEA).

En Zeiky, los empresarios y exportadores encontrarán asesoría permanente en comercio exterior, desde cómo vender al exterior como diligenciamiento de formularios e información de restricciones a las importaciones, seguros de exportación, tratamientos arancelarios y normas técnicas y sanitarias.

Zeiky, que es un convenio con Terra Networks, cuenta además de una biblioteca con más de 10 mil registros, con pantallas donde se pueden absolver preguntas sobre inteligencia de mercados, logística de exportación, oportunidades de negocios y acuerdos comerciales.

El presidente Andrés Pastrana inauguró Zeiky, en compañía de la ministra de Comercio Exterior, Marta Lucía Ramírez, y los presidentes de Bancoldex, Miguel Gómez y de Proexport, Ángela María Orozco.

En la ventanilla única, a su turno, se podrán tramitar las operaciones de comercio internacional, ya que en su sede estarán funcionarios de los institutos Colombiano Agropecuario (ICA) y de Vigilancia de Medicamentos y Alimentos (Invima), así como de la Dian y del propio Mincomex.

Este Centro de Atención Inmediata de Comercio Exterior (Caice) revisará las solicitudes de importación, las reexportaciones, la cuota textil y coordinará la inscripción en el Registro Nacional de Exportadores de Bienes y Servicios. Se proyecta implantar este Caice en todos los puertos y aeropuertos del país.

ses que mejor la aprovecha. La tasa de crecimiento de las exportaciones industriales es de 15,5 por ciento entre enero y agosto, frente al 4 por ciento del promedio de Latinoamérica. Hemos aprovechado para fortalecer la tecnología y la innovación en la producción, para volver al mercado internacional.

Martha Lucía Ramírez

¿Nos están invadiendo las importaciones?

No. Somos muy dados a exagerar las cifras. Del crecimiento del 16 por ciento, un 45 por ciento son materias primas y bienes de capital, lo cual habla de una [illegible] cuadas.

¿Y las importaciones pecuarias?

El precio interno de la carne ha aumentado, pero en los registros no hay nuevas aprobaciones para importar carne, porque el ICA las ha frenado. El Gobierno y los empresarios somos responsables con la zona libre de aftosa, y por eso no hay una avalancha de importaciones. En cuanto a las exportaciones no hay una estrategia ganadera. Pedí traer expertos de Argentina para el corte de carne y tener valor agregado, pero los ganaderos quieren exportar en pie.

MINISTERIO DEL MEDIO AMBIENTE
SUBDIRECCIÓN DE LICENCIAS
Bogotá, D.C.
23 DE OCTUBRE DE 2.001

AUTO No. 836
"Por medio del cual se realiza el cobro por concepto del servicio de evaluación de un proyecto"

EL SUBDIRECTOR DE LICENCIAS
En ejercicio de las facultades señaladas en el Decreto 1124 de 1.999, la Resolución 0192 del 12 de marzo de 1.999 y la Resolución 0561 del 12 de julio de1.999

DISPONE:

ARTÍCULO PRIMERO. Avocar el conocimiento de la solicitud de establecimiento de un Plan de Manejo Ambiental, presentada por la Empresa INTERNATIONAL COLOMBIA RESOURCES CORPORATION LLC - INTERCOR, para el Proyecto denominado "Desarrollo de un Programa de Exploración Geológica en el área del Proyecto Carbonífero de Patilla", en jurisdicción de los Municipios de Hatonuevo y Barrancas, en el Departamento de la Guajira.

ARTÍCULO SEGUNDO. Ordenar la evaluación técnica del Proyecto por parte de la Subdirección de Licencias del Ministerio del Medio Ambiente.

ARTÍCULO TERCERO. Corresponderá a la empresa INTERNATIONAL COLOMBIA RESOURCES CORPORATION LLC - INTERCOR, publicar el encabezado y parte resolutiva de la presente Providencia en un diario de amplia circulación nacional y allegar a la Subdirección de Licencias Ambientales del Ministerio copia de dicha publicación con destino al Expediente No. 2600, actuación que deberá realizarse dentro de los diez (10) días siguientes a la fecha en que la publicación se hubiere efectuado.

ARTÍCULO CUARTO. Ordenar a la Secretaría Legal de la Subdirección de Licencias, el envío de copia del presente Auto a la Procuraduría Delegada para asuntos Ambientales y Agrarios, a la Gobernación de la Guajira, a la Corporación Autónoma Regional del la Guajira - CORPOGUAJIRA y a las Alcaldías Municipales de Hatonuevo y Barrancas, en el Departamento de la Guajira.

ARTÍCULO QUINTO. Notificar el contenido del presente Auto al representante legal de la Empresa INTERNATIONAL COLOMBIA RESOURCES CORPORATION LLC - INTERCOR o a su apoderado, debidamente autorizado.

ARTÍCULO SEXTO. Contra la presente Providencia no procede recurso alguno.

NOTIFÍQUESE, COMUNÍQUESE, PUBLÍQUESE Y CÚMPLASE.

GUILLERMO ACEVEDO MANTILLA
Subdirector de Licencias

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS®

1-16 VIERNES 2 DE NOVIEMBRE DE 2001 http://interactivo.wsj.com

Una publicación de DOW JONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

EL ÍNDICE de la actividad manufacturera de EE.UU. cayó de 47 en septiembre a 39,8 en octubre, su nivel más bajo desde la recesión de 1990-1991. Por otro lado, el consumo personal cayó un 1,8% en septiembre frente al alza del 0,3% en agosto.

* * *

Los miembros de la OPEP apoyaron la idea de reducir la producción de crudo desde enero de 2002 para estimular los precios. La cantidad exacta de la retención se acordará el 14 de noviembre cuando se reúnan los ministros en Viena.

* * *

UAL Corp., matriz de United Airlines, registró US$1.160 millones en pérdidas en el tercer trimestre, el peor resultado en 75 años, pese a la ayuda financiera recibida del gobierno de EE.UU.

Delta Air Lines, por su parte, informó US$259 millones en pérdidas en el mismo período.

* * *

La ciudad de Bogotá planea una oferta pública de por lo menos un 10% de su participación en Empresa de Telecomunicaciones de Bogotá, ETB. La ciudad intentó vender una participación mayoritaria a una empresa extranjera el año pasado, pero fracasó por falta de interés. La ciudad estima el valor total de la telefónica en US$1.400 millones.

* * *

Los principales sindicatos petroleros de Venezuela llamaron a una huelga para el próximo martes en protesta por el plan gubernamental de crear una nueva filial de gas natural independiente de PdVSA, la estatal petrolera. Los 6.000 empleados de PdVSA Gas argumentan que sus prestaciones podrían verse afectadas con el plan.

* * *

billones, lo que equivale al 30% del PIB de la región, de acuerdo con un estudio de Ernst & Young. Japón es el país con mayor nivel de estos activos de baja calidad.

* * *

La Bolsa de Valores de Nueva York suspenderá y presentará una solicitud para eliminar de su lista los ADR del Banco Río de la Plata porque la firma argentina cuenta con menos de 400 accionistas. La Bolsa normalmente suspende de sus listas los valores de compañías que tengan menos de esa cantidad de accionistas.

* * *

Mitsui, firma japonesa, aumentará su participación en Caemi Mineraçao e Metalurgia, minera brasileña, para asegurarse una fuente estable de mineral de hierro, con una inversión de US$350 millones. Caemi se convertirá en una empresa conjunta bajo control de Mitsui en sociedad con Companhia Vale Do Rio Doce.

* * *

KLM Royal Dutch Airlines advirtió que anticipa pérdidas operativas para el actual año fiscal tras anunciar una caída de un 77% en sus ganancias del segundo trimestre. La aerolínea, que ha recortado su capacidad en un 15%, dijo que podría reducirla más si persisten las malas condiciones del mercado.

* * *

Credit Suisse First Boston duplicó sus estimados de pérdidas para el tercer trimestre de US$187 millones a US$400 millones. El banco ha sido víctima del mercado bajista tras los ataques terroristas.

* * *

Berkshire Hathaway,

La amenaza de una mora argentina disminuye para los mercados emergentes

CRAIG KARMIN Y PAMELA DRUCKERMAN
Redactores de The Wall Street Journal

¿Qué pasaría si uno de los mayores deudores del mundo se declarara en cesación de pagos y a nadie le importara un comino?

El ministro de Economía de Argentina, Domingo Cavallo, prepara un plan para reestructurar una importante parte de los US$132.000 millones de deuda del sector público del país, una medida que muchos analistas consideran un incumplimiento de pagos.

Esta medida podría costar miles de millones de dólares a los inversionistas, lo que se ve reflejado en el hecho de que los bonos argentinos han caído a menos de US$0,50 por cada dólar de valor nominal. Es más, debido a que el mercado ya ha descontado la posibilidad de una cesación de pagos, los inversionistas no anticipan una situación desastrosa como la que siguió al incumplimiento de pagos de Rusia de miles de millones de dólares en deuda hace tres años atrás, y eso a pesar de que Argentina tienen más deuda pública que cualquier otro mercado emergente.

"Antes del 11 de septiembre, Argentina era una de las mayores preocupaciones mundiales", dice Mark Madden, quien administra Pioneer Emerging Markets Fund. "Después del 11 de septiembre, es prácticamente insignificante".

Las nuevas preocupaciones sobre la economía de Estados Unidos, la desaceleración del crecimiento global y la potencial escalada militar están haciendo más daño a las acciones y bonos de mercados emergentes que la probabilidad de que Argentina tenga que reestructurar su deuda, algo que los inversionistas

probablemente habrá complicaciones que todavía no hemos previsto", dice Carlos Asilis, estratega de mercados emergentes de J.P. Morgan, quien se está preparando para al menos un trastorno a corto plazo en los mercados en el supuesto de que Argentina entre en cesación de pagos. Y agrega que, considerando lo polémicas que pueden ser las negociaciones de reestructuración de deuda, "siempre hay algunas incertidumbres intrínsecas en estos mercados que han demostrado ser muy difíciles de medir".

Hasta el momento, la perspectiva de una caótica crisis argentina no ha tenido mucho impacto sobre otros mercados emergentes desde el último fin de semana, cuando Cavallo indicó que le interesaría reestructurar la deuda del país. Eso probablemente requeriría que los tenedores de bonos intercambiaran la deuda existente por bonos de menor valor y sería considerado un incumplimiento de pagos por la mayoría de los economistas y agencias calificadoras de deuda.

El impacto de estas noticias hizo que el índice Merval de Argentina perdiera un 8,75% el lunes, mientras el rendimiento de los bonos del gobierno de tasa variable subió a más de 47,5%, desde alrededor del 33% del viernes. Pero el diferencial del índice de bonos de mercados emergentes de J.P. Morgan, excluyendo Argentina, se amplió sólo marginalmente de 7,86 puntos porcentuales a 8,14 sobre los bonos del Tesoro de EE.UU.

Mientras tanto, los gerentes de cartera atribuyeron la volátil negociación de acciones de mercados emergentes de esta semana a la información mixta proveniente de EE.UU. y al inestable comportamiento de los mercados estadounidenses, más que a las noticias de Buenos Aires.

Al borde del abismo... sola

La mora de Rusia en agosto de 1998 golpeó a todos los emergentes, al creerse que las inversiones en estos mercados corrían mayor riesgo. Pero los problemas de la deuda argentina sólo han aumentado los costos crediticios de ese país. La gráfica muestra el diferencial de rendimiento entre cada clase de bonos de mercados emergentes y bonos comparables del Tesoro, en puntos porcentuales.


EMBI-Plus
EMBI-Plus Argentina
Excluye a Argentina
25
20
15
10
5
0
1998
1999
2000
2001

Fuente: J.P. Morgan Chase

Kowit, gerente de fondos de Federated Global Investment Management en Nueva York.

Para muchos analistas, una cesación de pagos de Argentina sería más que nada un alivio. "La crisis de Argentina ha sido tal vez el acontecimiento más anticipado en la historia de los mercados emergentes", dice Todd Edwards, una estratega para América Latina de BBVA Securities. "Llevamos años sabiendo que las cosas están mal y ya han pasado seis meses desde que la situación es crítica. Los mercados están descontando un incumplimiento de pagos".

De todos modos, algunos inversionistas dicen que no hay forma de anticipar completa-

tramos en territorio desconocido".

Esto se debe a que los US$132.000 millones de deuda de Argentina está en manos de fondos de pensión locales, inversores individuales de Europa e inversionistas en mercados emergentes de EE.UU. La deuda argentina está integrada principalmente por bonos internacionales vendidos en el exterior por lo que los inversionistas estadounidenses podrían iniciar demandas en los tribunales federales de Nueva York.

Otros afirman que en los casos anteriores de incumplimiento de pagos, incluyendo a Rusia, Ecuador y Pakistán eran relativamente pequeños prestatarios sin

ados de PdVSA Gas argumentan que sus prestaciones podrían verse afectadas con el plan.

* * *

El superávit comercial de Brasil alcanzó US$1.501 millones en lo va del año. Los analistas prevén que Brasil reporte un superávit comercial de US$1.200 millones en el año. Las exportaciones habían crecido por la devaluación, pero la desaceleración económica mundial ha hecho caer la demanda.

* * *

El gobierno mexicano propuso al congreso un paquete de ayuda de US$107,5 millones para cubrir el alza en las pólizas de seguros que pagan las aerolíneas nacionales. Las aerolíneas locales se han visto afectadas por la caída en la demanda tras los ataques terroristas.

* * *

La corrupción en México cuesta cerca de US$2.300 millones anualmente en sobornos a funcionarios, sobre todo del gobierno, según una encuesta de Transparency International.

* * *

Los préstamos morosos en Asia alcanzaron la cifra de US$2 [illegible]ma ce[illegible] mercado [illegible] tras los ataques terroristas.

* * *

Berkshire Hathaway, estadounidense de seguros, está a punto de cerrar un acuerdo con los acreedores de Fruit of the Loom para comprar por US$840 millones el fabricante de ropa interior, actualmente bajo protección de las leyes de bancarrota.

* * *

Royal Dutch/Shell Group reportó una caída de sus ingresos del 17% en el tercer trimestre debido a la baja en los precios de petróleo y gas natural. Sus ganancias netas cayeron de US$3.250 millones hace un año a US$2.690 millones.

* * *

Revlon reportó pérdidas de US$22,9 millones en el tercer trimestre. Es el décimo segundo trimestre que la compañía informa número rojos. La situación económica en Latinoamérica afectó sus ventas internacionales.

Más informaciónes en www.interactivo.wsj.com
Envíe sus comentarios a: americas@wsj.dowjones.com

más daño a las acciones y bonos de mercados emergentes que la probabilidad de que Argentina tenga que reestructurar su deuda, algo que los inversionistas han estado augurando a lo largo de los últimos meses.

Mientras el incumplimiento de pagos ha sido ampliamente anticipado, algunos analistas advierten que los eventos en Buenos Aires todavía podrían tomar a los inversionistas con la guardia baja.

Las crisis de los mercados emergentes, sin importar lo lentas que sean, nunca parecen desarrollarse como lo espera el mercado.

"La historia nos enseña que [illegible] la información mixta proveniente de EE.UU. y al inestable comportamiento de los mercados estadounidenses, más que a las noticias de Buenos Aires.

Las divisas tampoco han tenido reacciones importantes. El peso argentino está atado al dólar estadounidense, pero el real brasileño suele debilitarse cuando los inversionistas temen lo peor de su vecino. Pero desde la semana pasada el real, que ya ha perdido un 27% este año, en realidad se ha fortalecido levemente frente al dólar.

"El mercado parece haber hecho una tarea razonable de diferenciación y ya está dejando de lado a Argentina", dice Robert [illegible] descontando un incumplimiento de pagos".

De todos modos, algunos inversionistas dicen que no hay forma de anticipar completamente la reacción de los mercados a una cesación de pagos de Argentina hasta que no se den a conocer los detalles de la reestructuración. El mercado quiere saber qué bonos entrarán en la operación y exactamente cuál será la pérdida que tendrán que absorber los inversionistas.

"No es que la gente no espere un incumplimiento de pagos", dice Abigail McKenna, gerente de cartera de mercados emergentes de Morgan Stanley Asset Management. "Pero cuando se trata de una reestructuración, nos aden-

Otros afirman que en los casos anteriores de incumplimiento de pagos, incluyendo a Rusia, Ecuador y Pakistán eran relativamente pequeños prestatarios sin mucha historia en el mercado de bonos. Los inversionistas podrían aceptar más fácilmente su imposibilidad de pago como un caso aislado.

Argentina, por el contrario es el mayor emisor de deuda pública, representando el 20% del índice de bonos de mercados emergentes de J.P.Morgan. La imposibilidad de cumplir con sus obligaciones podría señalar una mayor desilusión con los países de mercados emergentes que piden préstamos.

Wall Street, satisfecho con el trato de Microsoft

JOHN R. WILKE, REBECCA BUCKMAN Y DON CLARK,
redactores de The Wall Street Journal

WASHINGTON

El proyectado acuerdo entre el Departamento de Justicia de Estados Unidos y Microsoft para poner fin al histórico juicio antimonopolio contra el gigante del software provocó una oleada de críticas por parte de competidores y defensores de los derechos de los consumidores. Pero los inversionistas lo aplaudieron, provocando un repunte de las acciones de Microsoft.

Los títulos de la compañía subieron el jueves 6,3% para cerrar en US$61,84 (frente a US$58,15 del miércoles), en medio de un agitado día de operaciones, que resultó en un repunte que contagió a otras firmas tecnológicas.

El acuerdo tentativo es "una tremenda victoria para Microsoft", pues no exige "cambios sustantivos en su modelo de negocios", dijo David Readerman, analista de Thomas Weisel Partners.

Se espera que el Departamento de Justicia y 18 estados de EE.UU. involucrados en el caso informen esta mañana a la juez de distrito, Colleen Kollar-Kotelly, que están cerca de un arreglo en torno a uno de los casos antimonopolio más importantes de ese país en casi dos décadas. El acuerdo impone sólo mínimas restricciones a la conducta de Microsoft, y deja prácticamente intacto su vasto poder de mercado, dijeron abogados familiarizados con los términos del acuerdo.

La mayoría de los estados involucrados estaban presionando por más tiempo para revisar los términos del acuerdo, y se espera que soliciten a la juez una extensión. Los estados, Microsoft y el Departamento de Justicia rechazaron hacer comentarios el miércoles, y sólo unos pocos detalles del acuerdo propuesto fueron dados a conocer.

Pero los competidores y expertos en juicios antimonopolio expresaron sus críticas. "Esto es como perder un juego por una falta, cuando tu equipo llevaba la delantera, con las bases ocupadas y con tu mejor bateador en el piso", dijo el representante demócrata por Michigan, John Conyers y agrega que el acuer-

Nuevo impulso

Precio diario de cierre de Microsoft, en US$.


Cierre 61,84 un alza de 6,35%
80
70
60
50
40
E F M A M J J A S O N
2001

Fuente: Tradeline.com

do crea la percepción de que dicho "comportamiento inexplicable... podría ser atribuido a la presión política, y no al interés público". Microsoft se convirtió en un importante contribuyente a la campaña del Partido Republicano, después de que el gobierno de Clinton interpuso un caso en su contra en 1998.

Luego de tres semanas de intensas conversaciones, el acuerdo que salió a la luz el miércoles no obliga a Microsoft a hacer ningún cambio importante en su nuevo software Windows XP. Restringe algunas prácticas empresariales de Microsoft que la compañía dijo que ya abandonó, como los acuerdos exclusivos de distribución. Y Mientras que requiere la divulgación de cierta información sobre diseño de software, el alcance de este requerimiento no es claro.

Si los estados se unen al acuerdo, la juez Kollar-Kotelly tendrá que decidir si éste es suficiente para frenar el monopolio de Microsoft. No será tarea fácil. El acuerdo deja de lado la parte más crítica de la decisión de una corte de apelaciones en junio pasado. En su resolución, la corte restringió el alcance del caso y descartó una escisión de la compañía. Pero mantuvo la parte neurálgica de la acusación del gobierno: que Microsoft violaba repetidamente las leyes antimonopolio.

Lo que es más importante aún es que la corte determinó por unanimidad que el mezclar funciones competitivas como el navegador de Internet con Windows resultaba ilegal si su propósito era proteger el monopolio de Microsoft. Aun así, bajo el acuerdo propuesto, Microsoft no se verá obligada a remover nada de Windows, dejando intactos su navegador, sus reproductores de auto y video y programa de mensajería instantánea.

Mark Popofsky, ex miembro del equipo del gobierno contra Microsoft y ahora abogado independiente, dijo que los términos del acuerdo propuesto pueden ser recusados por un juez. "No es claro si el gobierno llegará a un acuerdo que no contemple en su totalidad las violaciones; especialmente aquella que determinó la corte de apelaciones". Algunos presidentes ejecutivos de empresas de Silicon Valley dijeron estar sorprendidos por los términos del acuerdo propuesto, llamándolo demasiado indulgente considerando la decisión de la corte de apelaciones que denominó a Microsoft un monopolio.

Mitchell Kertzman, rival de Microsoft que encabeza la compañía de televisión interactiva Liberate Technologies Inc., calificó la propuesta de "completamente desproporcionada ante la severidad y el alcance de las violaciones" que se le atribuyeron a Microsoft. "No es el final de la historia", dijo, ya que autoridades de la competencia en EE.UU. y la Unión Europea aún están buscando sanciones más fuertes.

Dale Fuller, presidente ejecutivo del fabricante de software Borland Software Corp., dijo: "Sería realmente desafortunado si seguimos adelante sin forzar a Microsoft a volverse más abierto", dijo Fuller.

Un asunto crucial para Fuller y otros rivales de Microsoft, será la composición y autoridad del panel compuesto por tres personas que revisará la conformidad de Microsoft durante los cinco años de duración de cualquier decreto de consentimiento propuesto.

Para la competencia lo más importante es que sea el panel, y no Microsoft, quien determine qué información técnica debe divulgar la compañía a los competidores para permitirles hacer productos compatibles. "Me gustaría ofrecerme como voluntario para ser una de esas tres personas", bromeó Fuller.

Matisse, Van Gogh y Picasso tienen miedo a los viajes

BROOKS BARNES
Redactor deThe Wall Street Journal

Se suponía que la rara exposición de los manuscritos del Mar Muerto de 2.000 años de antigüedad durante los Juegos Olímpicos de Invierno en febrero iba a poner a Salt Lake City en el mapa museográfico.

Ya no. Aludiendo a los costos de asegurar el material y a las inquietudes de seguridad, los organizadores de los Juegos Olímpicos descartaron la ambiciosa exposición después de los ataques terroristas del 11 de septiembre. ¿Qué va a sustituir a los rollos? Textiles del Viejo Oeste de Estados Unidos.

He aquí otras personas con miedo a viajar actualmente: Matisse, Van Gogh y Picasso. Los museos y coleccionistas de arte alrededor del mundo temen enviar tesoros artísticos a EE.UU., lo que amenaza con prácticamente paralizar el mundo del arte. Ya se han visto afectadas casi una docena de exposiciones y ferias de arte desde Nueva York hasta Miami. También se ha cancelado la exhibición de Monet en la Phillips Collection de Washington, D.C. En su lugar hay uana pequeña fotocopia de la obra.

El Guggenheim de Nueva York estuvo a punto de tener un hueco similar cuando una corte federal de Brasil bloqueó la salida del país de la obra central de su principal exposición del último trimestre del año, haciendo alusión a la "posibilidad de ataques terroristas en el futuro". Fue necesario que el propio presidente Fernando Henrique Cardoso convenciera a los tribunales para revertir la orden y permitir que un retablo barroco cubierto de oro viajase fuera del país.

Y la cosa podría ir a peor. Las exhibiciones del segundo trimestre del próximo año están siendo "secuestradas" por temor al terrorismo

ECONÓMICAS

CIFRA DEL DÍA

18 contratos de asociación petrolera se han firmado en lo corrido del 2001.

DÓLAR

Tasa representativa del mercado	$ 2.309,12
Casa de cambio (c)	$ 2.100,00
Casa de cambio (v)	$ 2.160,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,62
Ayer	0,62

PETRÓLEO — Dólares por barril

Hoy	21,18
Ayer	21,87

BOLSA DE COLOMBIA — IGBC (índice General)

Hoy	814,11
Ayer	817,07

INTERÉS — Efectivo anual

DTF	11,38%
DTF Trimestre anticipado	10,63%
TBS Efectivo anual Bancos a 90 días	11,40%

UVR

HOY	$ 120,9038
MAÑANA	$ 120,9182

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,10	3,20
Dólar (Ecuador)		$ 2.309,12
Peso mexicano		253,85

Interés de usura

El 34,47 por ciento efectivo es la tasa máxima que se puede cobrar en noviembre, directa o indirectamente, por préstamos de dinero o venta de bienes o servicios a plazo. Si se supera ese límite se incurrirá en delito de usura, de acuerdo con la certificación de la Superintendencia Bancaria. Esa tasa es menor en 0,36 puntos a la que rigió en octubre.

Restricciones de Venezuela

Venezuela impuso a Colombia y Perú un arancel del 29 por ciento para la importación de aceites y grasas –crudos y refinados– procedentes de los países andinos. A Ecuador y Bolivia exigió la presentación de licencias previas. Estas salvaguardias cobijan a los aceites de soya, palma africana, girasol y cártamo; las mantecas, las mezclas y las margarinas sólidas.

Ventas por US$25 millones

Productos agroquímicos
Facturación anual (Millones de dólares)


320
250
Mercado nacional
Exportaciones

Fuente: Andi.

Ventas al exterior por 250 millones de dólares logró la industria nacional de agroquímicos en los últimos 12 meses. La Cámara de la Asociación Nacional de Industriales (Andi) para la Protección de Cultivos, que se propone apoyar la producción sostenible de alimentos dijo que en el mercado nacional ha dificultades de crecimiento porque tienen que financiar a los agricultores con ventas a crédito, por lo que buscan con Finagro y los bancos una alternativa.

Otras tres de Titán

A 10 aumentará hoy el número de sus oficinas en Bogotá la firma Titán Intercontinental, que se considera como líder en pagos expresos de transferencias de dinero entre Colombia y 24 países donde cuenta con sedes. Titán tiene 52 oficinas en 20 ciudades del país, constituyéndose la más grande casa [illegible]

EMPRESAS / ACCIONISTAS APROBARON SEPARAR LA CERVECERÍA Y VALORES BAVARIA

Bavaria partió cobijas

Las asambleas extraordinarias aprobaron la escisión final de las dos empresas. Cada una deberá centrarse sus negocios. No habrá más préstamos entre ellas.



LOS ACCIONISTAS siguieron paso a paso el proceso de escisión de las dos compañías, definitivo para su desempeño futuro. Felipe Caicedo/EL TIEMPO

Como si se tratara de un viejo matrimonio en el que cada cual busca reorientar su rumbo, el Grupo Empresarial Bavaria dio un viraje a su estrategia de negocios al aprobar ayer la escisión definitiva de las empresas Bavaria y Valores Bavaria, que comenzó en 1997.

Ahora sí cada empresa será totalmente independiente de la otra tanto administrativa como financieramente. El mismo Germán Montoya, miembro de la junta directiva de Bavaria, lo dijo sin rodeos: "no se harán más intercambios de préstamos entre las dos compañías".

Así las cosas, cada una deberá centrarse en lo suyo. Bavaria, presidida por Ricardo Obregón, se enfocará a la consolidación internacional en el mercado de las cervezas y Valores Bavaria, de la mano de Leonor Montoya, fijará su atención en la administración, búsqueda de [illegible] Caracol Radio y Caracol Televisión y Presto, entre otras.

Desde 1997 Bavaria había venido efectuando préstamos a Valores Bavaria que al pasado 30 de septiembre, incluyendo intereses, ascendieron a la suma de 816.266 millones de pesos.

Estos préstamos buscaban cubrir las necesidades de recursos de Valores Bavaria que no alcanzaba a suplir debido a la situación económica del país y a la fragilidad financiera de algunas empresas como Avianca o el mismo *El Espectador*.

Por eso ayer llegó el corte de cuentas. Los accionistas de Bavaria acordaron que a cambio de la transferencia de los 816.266 millones por cobrar que esa de esta última. En consecuencia, el inversionista que posea una acción de Bavaria tendrá derecho a 2,17 acciones de Valores Bavaria.

Según las directivas, se fortalece patrimonialmente a Valores toda vez que se extingue un pasivo financiero que representa el 74 por ciento.

Al parecer, la movida, que fue rechazada por los trabajadores de la empresa durante la asamblea, no fue recibida con mucho entusiasmo por el mercado donde ayer la acción de Valores, que a septiembre obtuvo pérdidas por 219.390 millones de pesos, bajó 7,56 por ciento y cerró a 379 pesos. Bavaria cerró a 6.900 pesos sin cambios.

LOS RETOS DEL CONGLOMERADO

La presidenta de Valores Bavaria, Leonor Montoya, dijo que la estrategia hacia el futuro será la de incorporar nuevos socios a las empresas para generar más valor y la venta de algunas de ellas como PCA (Productora y Comercializadora de Alimentos) de la que hace parte Presto; Vise, dedicada a la prestación de servicios de seguridad; Serdan, de servicios de trabajos temporales, y la participación en Orbitel.

Como es apenas obvio, Valores también centrará su atención en la integración de Avianca y Aces, la que consideró vital para la supervivencia de las dos compañías.

Bavaria, por su parte, se concentrará en los proyectos como la adquisición de la cervecera en Panamá, operación que se perfeccionará en 2 ó 3 semanas, según Ricardo Obregón.

También hará inversiones estratégicas en países de la región como Honduras y constituirá de una compañía importadora de cervezas en Estados Unidos para atender ese mercado.

donde cuenta con sedes. Titán tiene 52 oficinas en 20 ciudades del país, constituyéndose la más grande casa de cambios que operan actualmente.

Sena en colocación laboral

Vacantes
Por tipo de oficio

Oficio	Vacantes
Ventas y servicios personales	29.084
Administración y finanzas	18.103
Mecánica y construcción	8.725
Manufacturas	6.894

Fuente: Sena

Entre enero y septiembre 39.642 personas encontraron empleo a través del Sistema de Información de Empleo, del Sena. Doce mil empresas reportaron tener 72 mil vacantes, de las cuales el Sena logró ocupar, es decir, el 55 por ciento. Bogotá reportó el mayor número de inscritos (30.110), seguida por Medellín (22.835), Cali (9.476), Bucaramanga (8.577) y Cartagena (8.418), informó el Sena.

Fondo Empresarial

Con 300 mil millones de pesos el presidente Andrés Pastrana pone en marcha hoy el Fondo de Capitalización Empresarial, para financiar a micros, pequeñas y medianas empresas. Estos recursos se colocarán a través del Instituto de Fomento Industrial (IFI), a 7 años de plazo con 2 de gracia, y un interés de la DTF más 3 puntos. Este Fondo, impulsado por el Ministerio de Desarrollo con los bancos, tiene un costo fiscal de 61.387 millones de pesos.

varia, de la mano de Leonor Montoya, fijará su atención en la administración, búsqueda de socios y eventual venta de empresas como Avianca, Orbitel, varia acordaron que a cambio de la transferencia de los 816.266 millones por cobrar que esa compañía hace a favor de Valores Bavaria, recibirán acciones

sos, bajó 7,56 por ciento y cerró a 379 pesos. Bavaria cerró a 6.900 pesos sin cambios.

tadora de cervezas en Estados Unidos para atender ese mercado.

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS®

1-14 JUEVES 1° DE NOVIEMBRE DE 2001 http://interactivo.wsj.com *Una publicación de* DOW JONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

BRASIL reanudará conversaciones bilaterales de comercio con México como parte de una amplia iniciativa para impulsar sus exportaciones. El gobierno brasileño presentará una propuesta bilateral de libre comercio con India y China. Brasil espera que sus socios en Mercosur se unan a estas negociaciones.

* * *

Banco Bilbao Vizcaya Argentaria dijo que sus ganancias consolidadas subieron un 16% en los primeros nueve meses del año, pero rebajó sus proyecciones de crecimiento para este año de un 24% a un 16%, debido a su fuerte riesgo en Latinoamérica, especialmente en Brasil y Argentina.

* * *

Nokia Corp. logró superar a sus rivales Palm Inc. y Compaq Computer Corp. en el mercado de las agendas electrónicas portátiles en Europa Occidental.

* * *

El presidente Bush pidió urgentemente al Congreso de EE.UU. la aprobación de un paquete de estímulo económico de US$90.000 millones para fines de noviembre, incluyendo recorte de impuestos y disminución del gasto legislativo.

* * *

Tractebel, filial belga del grupo francés Suez, no presentará una oferta por la estatal brasileña de electricidad, Copel, como se esperaba. Tractebel está interesada en los activos de distribución de electricidad de Copel, pero considera que el precio mínimo es muy alto. Las acciones de Copel cayeron 3,69%.

* * *

Continental Airlines registró US$3 millones de ganancias en el tercer trimestre, una caída de del 98% frente al año anterior. Los resultados incluyen la ayuda del gobierno de US$154

perimental contra el VIH logró proteger a algunos simios lograran evitar contagiarse de sida, y sugiere un potencial avance en la investigación sobre esta enfermedad. El estudio será publicado en el diario científico *Nature Medicine.*

* * *

El secretario de Energía de México, Ernesto Martens, dijo que cualquier decisión de recorte a la producción que tome su país será de forma unilateral y no por la petición de la OPEP. Pemex, petrolera estatal, anunció que no piensa recortar su plataforma de exportación de 1,65 millones de barriles diarios.

* * *

El empleo en maquiladoras en México se redujo un 11,3% en agosto, comparado con el mismo lapso de 2000, según INEGI, el instituto nacional de estadísticas. Actualmente hay 1,16 millones de trabajadores en la industria maquiladora de ese país.

* * *

Alcatel presentó una pérdida neta de US$497,7 millones en el tercer trimestre. La francesa de telecomunicaciones anunció también el despido de 10.000 empleados en Europa y redujo las esperanzas de una recuperación del mercado antes de fin de 2002.

* * *

Deutsche Bank eliminará cerca de 10.000 empleos principalmente en su red de banca minorista y filial de manejo de fondos. El banco europeo reportó una caída de ganancias de 47% en los primeros nueve meses del año, debido a la depreciación de sus inversiones.

* * *

Deutsche Telekom registró US$995,5 millones en pérdidas para los primeros nueve meses del año, debido a los costos derivados de su adquisición de la

Microsoft negocia ventajoso acuerdo en juicio antimonopolio en su contra

JOHN R. WILKE
Redactor de The Wall Street Journal

WASHINGTON

Microsoft Corp. está negociando un acuerdo para suspender los cargos antimonopolio entablados en su contra por el gobierno estadounidense, y los términos en discusión requerirían pocos (si acaso algunos) cambios en el diseño de su sistema operativo Windows y en gran parte no disminuirían su poder, dijeron abogados cercanos a las conversaciones.

En las negociaciones, que se realizan en el Departamento de Justicia, funcionarios federales han retirado una serie de condiciones que buscaban frenar el monopolio de Microsoft, dejando más cerca la posibilidad de un acuerdo, dijeron ayer personas cercanas a las dos partes.

Aunque los términos están aún bajo discusión y podrían cambiar, el acuerdo que se está negociando daría a los fabricantes de PC una mayor libertad para instalar software de compañías diferentes a Microsoft en las máquinas nuevas, pero no prohibiría la práctica de Microsoft de vincular programas de software competitivos a su sistema operativo Windows.

"La esperanza es abrir el mercado a competencia futura", y no tratar de rediseñar Windows, dijo un abogado cercano a las conversaciones. Pero agregó que no estaba claro si los términos alcanzarían a satisfacer a la corte.

Las conversaciones se están intensificando en anticipación a la fecha límite impuesta por la juez Coleen Kollar-Kotelly este viernes. Si los esfuerzos por llegar a un acuerdo fracasan, la juez ha programado una ronda final de procedimientos en un caso que ya lleva tres años para determinar qué restricciones deben ser impuestas sobre las prácticas empresariales y los productos de Microsoft. Las dos partes han recibido la orden de presentarse ante la juez el viernes por la mañana.

Parte de las negociaciones se han estado llevando a cabo directamente entre el Departamento de Justicia de EE.UU. y Microsoft, sin incluir a 18 estados que son codemandantes, y que han adoptado una línea dura sobre los términos del acuerdo. No estaba claro anoche si los estados involucrados se unirían al Departamento de Justicia en el acuerdo.

> **Habría pocos o ningún cambio en el diseño del sistema operativo Windows.**

Uno de los aspectos que crea más divisiones es si Microsoft será obligada a revelar información técnica que permita a los aparatos digitales portátiles, teléfonos celulares o máquinas de "servidores" de Internet a funcionar sin problemas con Windows, dijeron abogados familiarizados con las conversaciones. Agregaron que las propuestas que están ahora sobre la mesa tampoco hacen nada para limitar el impulso de Microsoft en el comercio electrónico a través de su software Windows XP.

A principios de semana, un ejecutivo de Microsoft dijo que las conversaciones están progresando y que la compañía y el gobierno estaban lo suficientemente cerca para pedir a la corte el viernes unos días más para completar un documento formal de acuerdo. En el Departamento de Justicia, los funcionarios han dicho a los legisladores que están buscando un acuerdo fuera de las cortes para evitar años de más litigios y apelaciones.

En una oferta de arreglo confidencial, Microsoft propuso una serie de restricciones a sus acuerdos de licencia con los fabricantes de computadoras, dándoles una mayor libertad para desplegar programas que no sean de Microsoft en las pantallas de inicio de las computadoras nuevas. La oferta también prohibiría acuerdos exclusivos con firmas de servicios de Internet, fabricantes de PC y otros.

"Microsoft acordará no realizar represalias o amenazas de represalias" contra cualquier fabricante de software o hardware que provea software que no sea de Microsoft, dice la oferta del acuerdo.

También prohibiría actualizaciones obligadas de Windows, exigiéndole a Microsoft que siga vendiendo antiguas versiones por un período de tiempo. El bosquejo de la propuesta de arreglo que se está discutiendo pondría el acento sobre los fabricantes de PC para que rápidamente comiencen a competir, mientras que le permitir a Microsoft agregar programas competidores a Windows.

Wall Street contradice al PIB ¿A quién creer?

GREG IP Y JEFF D. OPDYKE
Redactores de The Wall Street Journal

Estados Unidos anunció el miércoles que la economía se contrajo a un ritmo anual del 0,4% durante el tercer trimestre, la primera caída en ocho años y la mayor en una década, anunciando probablemente el inicio de una recesión. A pesar de eso, las acciones permanecieron es-

Lo que es más, la guerra contra el terrorismo ha hecho que se cierna una nube de incertidumbre sobre EE.UU. Y además, las viejas fórmulas no serían necesariamente aplicables si hay otra ronda de ataques terroristas o si la amenaza del ántrax se extiende. Con tantas dudas en el aire, incluso los negocios que gozan de buena salud están aplazando su gasto de capital.

Indicadores líderes

PIB de EE.UU., cambio porcentual por trimestre

10
8
6
4

Promedio Industrial Dow Jones

12.000
10.000

...tró US$3 millones de ganancias en el tercer trimestre, una caída de del 98% frente al año anterior. Los resultados incluyen la ayuda del gobierno de US$154 millones.

Delta Air Lines despedirá a 2.000 trabajadores, incluyendo 1.700 pilotos, para reducir costos. La compañía dijo que otros 11.000 empleados optaron por programas de retiro voluntario.

* * *

BBVA-Bancomer espera terminar su programa de recorte de costos un año antes de lo programado. El mayor grupo financiero de México finalizó la integración de sus tres filiales de banca, eliminando un 24% de su nómina. BBVA-Bancomer tiene un total de 1.762 sucursales, tras el cierre de 592 durante la reestructuración.

* * *

EE.UU. no negociará un tratado comercial bilateral con Argentina, dijo un funcionario del gobierno estadounidense. La declaración descarta la idea de un tratado bilateral con EE.UU. para ayudar a la economía argentina a recuperarse.

* * *

Un nuevo tipo de vacuna ex-

Deutsche Telekom registró US$995,5 millones en pérdidas para los primeros nueve meses del año, debido a los costos derivados de su adquisición de la estadounidense VoiceStream, de telefonía inalámbrica, y de sus redes de telefonía de tercera generación.

* * *

Comcast Corp., estadounidense de televisión por cable, reportó una pérdida de US$106,8 millones para el tercer trimestre, en comparación con una ganancia de US$1.250 millones del mismo período del año anterior.

* * *

Standard & Poor's redujo la calificación crediticia de DaimlerChrysler AG, debido a que duda que la fabricante de autos logre cumplir sus metas de ganancias para 2002. La agencia calificadora también sugirió que la automotriz deberá llevar a cabo otra nueva ronda de recortes de costos.

Más informaciones en
www.interactivo.wsj.com
Envíe sus comentarios a:
americas@wsj.dowjones.com

un ritmo anual del 0,4% durante el tercer trimestre, la primera caída en ocho años y la mayor en una década, anunciando probablemente el inicio de una recesión. A pesar de eso, las acciones permanecieron estables, manteniendo intacta su notable recuperación desde los atentados terroristas.

Si Wall Street aguanta sería un poderoso voto de confianza. La bolsa tiene un excelente historial a la hora de pronosticar recuperaciones económicas. El mercado alcista de la década de los 90, el más largo de la historia, empezó en octubre de 1990, sólo meses después de que Irak invadiera Kuwait y cinco meses antes de que terminara la recesión.

Pero el mercado envía a veces falsas señales. Un vistazo a las condiciones económicas durante el último mes y medio aporta los suficientes motivos como para pensar que el repunte posterior a los ataques del 11 de septiembre puede ser uno de esos indicios equívocos.

Los despidos se han disparado desde los atentados, y muchos analistas esperan que el Departamento de Trabajo de EE.UU. anuncie mañana una tasa de desempleo para octubre del 5%, nivel no visto en más de cuatro años. Las ventas minoristas han recuperado sólo una parte del terreno perdido tras los ataques. Por otro lado, los temores a perder el empleo, los ataques terroristas y el ántrax mantienen a los consumidores asustados:

aplicables si hay otra ronda de ataques terroristas o si la amenaza del ántrax se extiende. Con tantas dudas en el aire, incluso los negocios que gozan de buena salud están aplazando su gasto de capital.

La caída en el Producto Interno Bruto (PIB) del tercer trimestre fue menor a lo que esperaban los economistas. Muchos temían una caída del 1% o más. No obstante, fue la primera de esa magnitud en ocho años y la mayor en una década. Los analistas esperan una contracción mayor para el cuarto trimestre, lo que implicaría la entrada en recesión.

"Las cosas van a empeorar en el futuro cercano", dice Lakshman Achuthan, director ejecutivo del Economic Cycle Research Institute de Nueva York. Achuthan observa que el mercado bursátil y el reciente incremento de la oferta monetaria, gracias al agresivo recorte de tasas de la Reserva Federal, son los únicos indicadores importantes de una recuperación. Otros datos, desde el número de empleados que hacen peticiones iniciales de seguro de desempleo, hasta el rendimiento de bonos riesgosos frente a los más seguros del Tesoro, sugieren una caída más profunda, dice Achuthan.

Pero a pesar de todo, el mercado bursátil sigue sorprendentemente sólido. Aunque, el Promedio Industrial Dow Jones perdió 46,84 puntos el miércoles, para cerrar en 9.075,14 puntos, su tercera caída consecuti-

8
6
4
2
0
-2
1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3
1997 98 99 00 01
*trimestre

10.000
8.000
6.000
1997 98 99 00 01
Fuente: Thomson Financial Datastream

va, todavía está un 10% por encima de su mínimo del 21 de septiembre, al igual que el S&P 500. El Nasdaq está un 19% por encima del nivel en el que se encontraba el día anterior a los ataques.

El repunte del mercado del último mes es importante. Al asimilar y descontar las expectativas colectivas de millones de individuos que actúan en base a toda la información disponible, el alza es, probablemente, el indicador líder más eficiente de los que están disponibles.

En recesiones anteriores, las acciones tocaron fondo entre tres y nueve meses antes de que la economía se recuperara, según Ned Davis Research. Si esta recuperación se mantiene y el patrón se repite, la economía debería estar creciendo otra vez a principios de 2002.

Eso es lo que espera la mayoría de los economistas. El consenso de los expertos entrevistados por la publicación Blue Chip Economic Indicators es que el PIB se contraerá un 1,3% durante el actual trimestre, aumentará levemente en la primera mitad del próximo año y se acelerará durante el segundo semestre. Si tienen razón, esto haría de ésta una recesión leve y corta. La recesión promedio en el período de posguerra ha durado once meses, según la Oficina Nacional de Estudios Económicos en Nueva York, el árbitro más autorizado de los ciclos de negocios.

Muchos compradores de acciones están actuando movidos por la confianza en que las fuerzas que generaron las recuperaciones en el pasado, vuelvan a hacerlo esta vez.

El actual mercado bajista ha parecido tocar fondo varias veces, pero eran falsas alarmas.

Las cifras del PIB publicadas el miércoles no indican que el repunte esté a la vuelta de la esquina. El gasto de las compañías en equipos, software y edificios se desplomó a una tasa anual del 12%, mientras que la inversión en alta tecnología cayó un 14%. El gasto de capital ha sido el punto débil desde que comenzó la desaceleración a principios de año. Eso ha agravado las penas del mercado bursátil, ya que muchas de las empresas mejor valoradas son proveedores de tecnología.

Por otro lado, los atentados del 11 de septiembre paralizaron la economía durante una semana y provocaron una fuerte caída en algunos sectores como el turístico.

Desde entonces, la actividad se ha recuperado, pero en muchas industrias sigue muy por debajo de los niveles anteriores a los atentados. Además, la confianza de los consumidores ha llegado al mínimo de los últimos siete años, según el Conference Board, organización estadounidense de estudios.

La historia sugiere que éste podría ser un terreno promisorio para un repunte sostenido en Wall Street. Los mercados alcistas casi siempre empiezan con malas noticias económicas y pobres ganancias. El problema es que muchas de las fuerzas que en el pasado impulsaron los mercados, y la economía, pueden no ser confiables en la actualidad. Ese se debe a que hay muchos factores excepcionales operando, sobre todo el gigantesco papel desempeñado por el gasto de capital que ahora se ha debilitado.

El Bono del Tesoro a 30 años dice adiós a los mercados

GREGORY ZUCKERMAN
Y MICHAEL SCHROEDER
Redactores de The Wall Street Journal

En una sorpresiva decisión que produjo uno de los sobresaltos más importantes del mercado de bonos de los últimos años, el Departamento del Tesoro de Estados Unidos dijo que no venderá más los bonos a 30 años, que por muchos años fueron el punto de referencia para el mercado de bonos estadounidense de US$17,7 billones.

Esta decisión puede significar un impulso para la economía estadounidense en la medida en que contribuye a disminuir las tasas de interés de hipotecas y otras deudas de largo plazo. Aunque las tasas de las hipotecas están hoy en su valor mínimo de tres años, las tasas para préstamos a empresas no han bajado tanto como se esperaba, a pesar de que la Reserva Federal de EE.UU. hizo nueve reducciones de tasas de interés en este año.

Al dejar de vender bonos a 30 años, que pagan una tasa de interés más alta para compensar el riesgo de tenerlos por un largo plazo, el gobierno efectivamente obliga a los inversionistas a comprar bonos a plazo más corto como el bono del Tesoro a 10 años, que ayuda a fijar el interés de las hipotecas y los bonos corporativos.

Esta decisión "tiene un efecto directo de recorte de tasas de interés a largo plazo, algo que los recortes de Greenspan no lograron", dijo Michael Kastner, jefe de inversiones en bonos de la filial de banca privada de Deutsche Bank. "La profunda caída de las tasas a largo plazo es probable que estimule refinanciaciones adicionales de hipotecas y provee un fuerte estímulo a la economía".

William Gross, director general de inversiones de Pacific Investment Co. agregó: "lo que se busca es reducir el costo de capital a largo plazo. La refinanciación hipotecaria es la gran esperanza para mantener en funcionamiento a la economía".

Funcionarios del Tesoro alegan que la suspensión del bono a 30 años apunta a reducir las tasas de interés, y argumentan que el bono ya no era necesario para ayudar a saldar la deuda nacional. En lugar de eso, el gobierno se apoyará en instrumentos a corto plazo con menores tasas de interés para recaudar financiamiento.

La decisión resalta el convencimiento del gobierno de George W. Bush de que la perspectiva a largo plazo del presupuesto federal es todavía optimista, a pesar de las señales recientes de que el superávit está cediéndole lugar al déficit.

Mientras que el bono a 30 años ha perdido consistentemente importancia en años recientes, el momento elegido para la decisión de el miércoles fue inesperado, suscitando una oleada de interés de compra para los bonos a 30 años que todavía existen, así como algo de crítica desde Wall Street hacia el imprevisto anuncio. Con la perspectiva de que no haya nuevas ventas de bonos a 30 años, los inversionistas que dependían de tener valores al lago plazo en sus portafolios, como compañías de seguros y fondos de pensiones, lucharon por comprar los valores restantes.

Al cierre de la bolsa, el precio del bono a 30 años había subido 5.5 puntos, o US$55 por un bono con un valor nominal de US$1.000, y el precio se ubicó en 108,03, el mayor movimiento para un bono en más de una década, según Stone & McCarthy Associates, una firma de investigación. El aumento envió el rendimiento del bono, el cual se mueve en la dirección opuesta, de 5,22% a 4,88% el martes, su nivel más bajo en tres años. Para poner el asunto en perspectiva, hasta el miércoles, el mayor movimiento en un día para el bono este año fue un salto de 1,75 puntos el 3 de enero.

El brinco dramático del bono de 30 años vino cuando muchos operadores de Wall Street apostaban a que el precio del valor caería, en lugar de subir. Algunos habían vendido los bonos a 30 años en corto, y esperaban comprarlos de nuevo a un precio menor. Pensaban que el Tesoro tendría que vender más bonos al largo plazo más o menos durante el siguiente año, para financiar nuevos programas de gasto relacionados a los ataques terroristas del 11 de septiembre. Otros simplemen-

Caminos paralelos
Rendimiento de bonos del Tesoro de EE.UU., el miércoles.



5,50%
5,25
5,00
4,75
4,50
4,25
4,00
Bono a 30 años
Bono a 10 años
7am 8 9 10 11 medio día 1 2 3 4

Fuente: Thomson Financial/Datastream; Stone & McCarthy Research Associates

te esperaban que la fuerza reciente del mercado del Tesoro se desvaneciera.

Estaba equivocados; lo que generó críticas desde Wall Street de que no se les dió ninguna advertencia antes de la decisión del miércoles. "Hay mucha gente que está muy, pero muy descontenta", dice Richard Bodkin, director de operaciones gubernamentales en Banc One Capital Markets en Chicago. "Se tomó a la gente por sorpresa".

ECONÓMICAS

CIFRA DEL DÍA
$ 3.251,73 nuevo precio del galón de gasolina corriente.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	Pesos por Compra	Venta
Tasa representativa del mercado	$ 2.310,02	*Dólares por libra en N.Y.*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual* DTF	11,38%	HOY $ 120,8894	Bolívar	3,10	3,20
Casa de cambio (c)	$ 2.100,00	Hoy	0,62	Hoy	21,87	Hoy	817,07	DTF Trimestre anticipado	10,63%	MAÑANA $ 120,9038	Dólar (Ecuador)		$ 2.310,02
Casa de cambio (v)	$ 2.160,00	Ayer	0,62	Ayer	22,15	Ayer	818,33	TBS Efectivo anual Bancos a 90 días	11,04%		Peso mexicano		254,28

Nuevos contratos petroleros

Ecopetrol suscribió ayer los contratos de asociación Tángara y Nuevo Mundo con el consorcio integrado por la compañía árabe Hocol, la francesa TotalFina ELF y la canadiense Talisman. Estos dos contratos abarcan un área de 300 mil hectáreas y están localizados en el piedemonte llanero. Con Tángara y Nuevo Mundo se completan 18 contratos de asociación en lo corrido del año y 50 desde enero del 2000.

Estrategias agropecuarias

Apoyo a exportadores del agro con recursos Finagro
Millones de pesos

Lácteos	94.010
Flores	61.794
Caña de azúcar	55.429
Cacao	48.436
Palma de aceite	32.561
Tabaco	12.430

Fuente: Finagro.

El ministro de Agricultura, Rodrigo Villalba, delineó las cuatros grandes estrategias de la modernización sectorial: microempresas rurales, economía campesina, mercadeo y alianzas productivas. Para estas alianzas se invertirán 52 millones de dólares en los próximos 5 años, anunció Villalba. Ayer Finagro informó que entre septiembre de 1998 y septiembre del 2001 destinó 391.500 millones de pesos a 2.560 exportadores del agro.

Se cierran licitaciones

Hoy al medio día vence el plazo para participar en los procesos licitatorios para la construcción de muelles, obras de defensa y control de inundaciones en los departamentos de Santander, Casanare, Meta, Caquetá y Putumayo, los cuales representan inversiones por 22.700 millones de pesos, informó el Ministerio de Transporte.

Califican bien a Corredores

La evaluadora de riesgo empresarial Bankwatch Ratings de Colombia (BRC) consideró la situación financiera de la firma comisionista de bolsa Corredores Asociados y otorgó una calificación de AA+ (doble A más) que expresa una buena liquidez

SALVAMENTO / HOY VENCE PLAZO PARA MODIFICAR CONVENCIÓN COLECTIVA

ISS se juega última carta

Si no se disminuyen los privilegios para los trabajadores del ISS el Gobierno no entregará recursos para que la entidad salga a flote.

La viabilidad financiera del Seguro Social (ISS) quedará sellada hoy si se logra un acuerdo con el sindicato de la entidad para revisar la convención colectiva que cobija a 17.000 trabajadores de planta.

La actual convención vence este 31 de octubre y se renovaría automáticamente por seis meses más, tiempo durante el cual no se podrían realizar cambios.

Si el sindicato cede y se modifican algunos de los beneficios laborales el Gobierno estaría dispuesto a entregar recursos para sacar adelante a la entidad. En caso contrario no porque como lo ha dicho el ministro de Hacienda, Juan Manuel Santos, sería como echar dinero a un barril sin fondo.

Hasta última hora las directivas del Seguro, representantes del sindicato y funcionarios del Ministerio del Trabajo adelantaron conversaciones para lograr un acercamiento sobre los puntos más


EL MINISTRO DE TRABAJO, Angelino Garzón, y el presidente del ISS, Guillermo Fino, enfrentan una dura prueba. Archivo / EL TIEMPO

PENSIONES A SALVO

La revisión de la convención colectiva de los trabajadores no afecta a los más de 400.000 pensionados del Seguro Social teniendo en cuenta que la entidad dispone de reservas por 7 billones de pesos.

Sin embargo, para evitar problemas en el futuro se está preparando un proyecto de reforma pensional que será oficializado la semana entrante.

Pero el acuerdo que se logre hoy es trascendental no solo para los 17.000 trabajadores del ISS (sin contar los 15.000 trabajadores por contrato) y para los pensionados propios de la entidad porque no se disponen de los recursos necesarios para seguir cumpliendo con estas obligaciones.

El déficit del ISS llega a 933.000 millones de pesos. Para que la entidad salga a flote se requiere un billón de pesos de los cuales 350.000 este año.

que los trabajadores del ISS se pensionan cinco años antes pueden pensionar con el 100 por ciento del último sueldo monto de su pensión trabajando horas extras, dominicales y festivos. Otro hecho es que los últimos cinco años laborados la cotización la asume el ISS en tu totalidad y no el trabajador.

La revisión de la convención colectiva fue uno de los tres puntos del preacuerdo revelado por el presidente del ISS, Guillermo Fino, al tomar posesión del cargo. En esa oportunidad dijo que el incumplimiento de cualquiera de ellos impediría el salvamento de la entidad y el levantamiento de la sanción impuesta por la Superintendencia de Salud. Los otros dos puntos eran la refinanciación de deudas con las clínicas y hospitales y un plan para evacuar 27.000 cirugías represadas, que se han venido cumpliendo sin mayores tropiezos.

El costo de la nómina del Seguro asciende a cerca de un billón de pesos y la revisión de la convención permitiría un ahorro de 90.000 millones de pesos al año según el Gobierno.

El sindicato se ha mantenido reservado frente al tema y ha señalado que no se le puede echar toda la responsabilidad de la actual crisis del Seguro a la convención y que por

financiera de la firma comisionista de bolsa Corredores Asociados y otorgó una calificación de AA+ (doble A más), que expresa una buena liquidez, solvencia y acertadas decisiones de inversión. El patrimonio de Corredores Asociados llega a 8.000 millones de pesos y en el primer semestre creció 33 por ciento.

jo adelantaron conversaciones para lograr un acercamiento sobre los puntos más críticos relacionados con el desmonte de la retroactividad de las cesantías y la edad de jubilación teniendo en cuenta que los trabajadores del ISS se pensionan cinco años antes que los demás trabajadores colombianos, es decir, a los 50 años las mujeres y a los 55 años los hombres. Además, se pueden pensionar con el 100 por ciento del último sueldo.

Este último aspecto es uno de los más cuestionados porque muchos trabajadores aumentan sustancialmente el

de echar toda la responsabilidad de la actual crisis del Seguro a la convención y que por el contrario ésta es consecuencia de los malos manejos de las anteriores administraciones.



2540 GRENCHEN · SWITZERLAND
TEL. 4132/6545454 · FAX 4132/6545400
www.breitling.com
INSTRUMENTS FOR PROFESSIONALS
BREITLING
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ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

Especie	PRECIO Anterior	PRECIO Cierre	VARIACIÓN	VARIACIÓN Porcentual	PRECIO Máximo	PRECIO Mínimo
BOLSA DE VALORES DE COLOMBIA						
CEMARGOS	4,647.00	4,580.00	-67.00	-1.44%	4,650.00	4,580.00
INTERBOLSA	2,500.00	2,500.00	0.00	0.00%	2,500.00	2,500.00
BAVARIA	6,900.00	6,900.00	0.00	0.00%	6,926.00	6,900.00
CHOCOLATES	5,570.00	5,625.00	55.00	0.99%	5,805.00	5,625.00
BANCOLOMBIA	960.00	950.00	-10.00	-1.04%	950.00	946.00
BANBOGOTA	3,510.00	3,549.00	39.00	1.11%	3,600.00	3,549.00
COLINVERS	1,231.00	1,230.00	-1.00	-0.08%	1,230.00	1,229.00
CEMPAZRIO	1,265.00	1,300.00	35.00	2.77%	1,300.00	1,300.00
VAL.BAVARIA	400.00	410.00	10.00	2.50%	410.00	402.00
COLTABACO	1,650.00	1,600.00	-50.00	-3.03%	1,650.00	1,600.00
CEMCARIBE	4,600.00	4,601.00	1.00	0.02%	4,601.00	4,601.00
COLTEJER	19.00	19.50	0.50	2.63%	19.50	19.10
BANCOLOMBIAPF	670.00	710.00	40.00	5.97%	710.00	710.00
ISAPV	1,069.81	1,069.81	0.00	0.00%	1,069.81	1,069.81
FABRICATO	17.00	15.50	-1.50	-8.82%	15.50	15.50
AVAL	143.00	143.00	0.00	0.00%	143.00	143.00
SUR.INVERSIONES	950.00	939.00	-11.00	-1.16%	939.00	939.00
CADENALCO	661.00	661.00	0.00	0.00%	661.00	661.00
RIOCLARO	4,001.00	4,001.00	0.00	0.00%	4,001.00	4,001.00
TEJICONDOR	100.00	100.00	0.00	0.00%	100.00	100.00
CORFINSURA	900.00	900.00	0.00	0.00%	900.00	900.00
PAZRIO	0.55	0.55	0.00	0.00	0.55	0.55

Fuente: BVC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia octubre


817,07
779,83
17 18 19 22 23 24 25 26 29 30

DOW JONES
Bolsa de Nueva York octubre


9.232,97
9.121,98
17 18 19 22 23 24 25 26 29 30

NIKKEI
Bolsa de Tokio octubre


10.755,45
10.512,82
17 18 19 22 23 24 25 26 29 30

FTSE 100
Bolsa de Londres octubre


5.203,40
5.003,60
17 18 19 22 23 24 25 26 29 30

LOS MERCADOS

En el mundo

BOLSA DE NUEVA YORK
NUEVA YORK (EFE)

El promedio Dow Jones perdió 147.52 puntos (un 1,59 por ciento), hasta las 9.121,98 unidades. El mercado Nasdaq descendió 32,11 puntos (un 1,89 por ciento), hasta los 1.667,41. El volumen de negocios fue de 1.289 millones de acciones, y entre las empresas cuyos títulos cambiaron de manos 945 subieron, 2158 bajaron y 213 se mantuvieron sin cambios.

CAFÉ
BOGOTÁ (EFE)

El precio del café colombiano el martes fue de 0,6235 dólares libra ex dock Nueva York (0,6265 anterior), para entrega en octubre, informó la Federación Nacional de Cafeteros.

En Colombia

DÓLAR

Mercado cambiario Octubre 30/2001

Precio de apertura	$2.313,90
Precio promedio	$2.310,08
Precio de cierre	$2.307,70
Precio mínimo	$2.306,50
Precio máximo	$2.315,00
Monto	180,70*
No. Operaciones	253

(*) millones

Fuente: Datatec, Banco de la República.

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Ultrabursátiles	Ultrarenta	11,44%

PLANEACIÓN / POR CADA UNO DE LOS BENEFICIADOS SE AFECTARÍAN SIETE: ECHEVERRY

'IVA social es agrio y engañoso'

El Gobierno negó que haya avalado la reforma constitucional del llamado IVA social y aseguró que esos recursos no irían a los más pobres.

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO

"El proyecto de reforma es dulzón por su apariencia, pero agrio y engañoso para las finanzas nacionales y no tiene nada de social", aseguró el director del Departamento Nacional de Planeación, Juan Carlos Echeverry.

Los pequeños municipios reciben actualmente 10,9 billones de pesos, pero los congresistas insisten en aumentar esa suma en 2,8 billones. "Habría que despedir gente y bajar la inversión nacional, o aumentar impuestos y endeudamiento de la Nación", añadió Echeverry.

El recaudo por el Impuesto al Valor Agregado (IVA) llega hoy a 11,3 billones de pesos. ¿Cómo se distribuye?

Un 46,5 por ciento se transfiere en forma de Situado Fiscal y Participaciones municipales. Esto se dedica a salud, educación, agua potable y otros. El otro 53,5 por ciento se destina a financiar el Presupuesto Nacional. Aquí también hay inversión social.

Propuesta IVA social
Millones de pesos

Concepto	(%)	($)
Salud básica	13	365.902
Reforestación y aguas	13	365.902
Crédito agropecuario	13	365.902
Enfermedades infantiles	13	365.902
Desplazados por violencia	13	365.902
Subsidio servicios estratos 1, 2 y 3	13	365.902
Jubilados universidades públicas	10	281.463
Vendedores estacionales	6	168.878
Seguridad social artistas (Ley 25/85)	6	168.878
Total	100	2'814.627

Fuente: Departamento Nacional de Planeación.

¿Exactamente, cuánto va para inversión social este año?

Van 14,7 billones de pesos, que es una suma superior al total del recaudo del IVA. El próximo año la inversión social va a subir a 16,3 billones de pesos. Las fuentes de esta inversión son: el impuesto de renta, el IVA, ventas de petróleo, aranceles y utilidades de las empresas estatales, entre otras. Lo que no alcance se busca y se convierte en endeudamiento.



JUAN CARLOS ECHEVERRY, director de Planeación Nacional.

¿Son suficientes los 10,9 billones de pesos para los pequeños municipios?

Siempre se necesita más.

¿No es equitativa la distribución?

Es equitativa. Y es más técnica con la nueva Ley 60.

¿Por qué, entonces, los congresistas reclaman más dinero para esos pequeños municipios?

Hoy, la Constitución Nacional les envía esos 10,9 billones. Suma equivalente a todo el IVA recaudado. Sin embargo, el Gobierno debe pagar salarios, pensiones, gastos generales, inversiones e intereses de la deuda interna y externa. Y si se coge este dinero para gastarlo en IVA social, habría que despedir gente, o bajar pensiones, o bajar la inversión.

¿No pueden bajarse los intereses de los títulos TES y los bonos de deuda externa?

El orden de los factores sí altera el producto. Primero, se deben atender los intereses, y luego el IVA. Y no al revés. La otra alternativa es aumentar impuestos o aumentar endeudamiento.

¿Cómo está distribuida la pobreza en Colombia?

1-17

'HASTA AHORA SE PRENDEN ALARMAS'

El candidato a la presidencia por el partido Liberal, Horacio Serpa, reiteró ayer su respaldo al proyecto de IVA social que cursa en el Congreso pero hizo un llamado de atención a los parlamentarios para que estudien el tema con mucha responsabilidad y para que eliminen los aspectos inconvenientes.

Aclaró que no es una orden a la bancada liberal sino una opinión sobre una propuesta de amplia trascendencia.

Serpa se mostró sorprendido

to contempla. Por ello insistió en que con un esfuerzo importante en el combate de este flagelo el fisco tendría los recursos suficientes para cubrir la propuesta.

"Creo que la ciudadanía colombiana debe mirar este asunto como un campanazo de alerta, como un llamado de atención ante los graves problemas de miseria que agobian a millones de colombianos y colombianas y ante la lamentable falta de acciones de alivio o corrección por parte del Estado", advirtió Serpa.

...precio ... martes fue de 0,6235 dólares libra ex dock Nueva York (0,6265 anterior), para entrega en octubre, informó la Federación Nacional de Cafeteros.

PETRÓLEO

NUEVA YORK, (EFE)

El precio del crudo bajó ayer en el mercado de Nueva York. El precio de los contratos para diciembre del Petróleo Intermedio de Texas, que es el de referencia en EEUU, bajó 0,27 dólares y quedó a 21,87 dólares por barril. El crudo del tipo Brent para entrega en diciembre finalizó la sesión regular con un leve alza de 0,02 dólares y se colocó en 20,89 dólares por barril.

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Ultrabursátiles	Ultrarenta	11,44%
Helm Securities	Capitalizar	10,41%
Acciones y Valores	Accival	11,41%
BBVA Val. Ganadero	Fontesoro	11,85%
Comis. de Colombia	Opción	11,44%
Promotora Bursátil	Promorenta	11,28%
Profesionales de Bolsa	Valor	10,89%
Corredores Asociados	Interés	10,63%
Suvalor	Surenta	11,16%
Correval	Fonval	10,80%
Serfinco	Olimpia	11,29%
Valores del Popular	Multiplus	11,62%
Nacional de Valores	Rentaval	11,31%
Interacción	Interrenta	11,30%
Multivalores	Multivalor	11,52%
Nación	Renta Nación	11,24%
Valores de Occidente	Occivalor	12,46%

Fuente: Comisionistas de bolsa

TASAS DE INTERÉS

INDICADOR	UNIDAD	29.10.2001	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Créd. de consumo	%Efect.	32,70	UVR	%	0,37	0,26
Tarj. de crédito	%Efect.	33,61	DTF	%Efect.	11,38	11,46
Crédito ordinario	%Efect.	20,64	DTF	%Tr. A.	10,63	10,70
Créd. corporativo	%Efect.	14,39	DTF	%Tr. V.	10,92	11,00
Créd. de tesorería	%Efect.	14,05	DTF	%Sm. A.	10,49	10,56
Tasa interbancaria	%Día venc.	9,50	DTF	%Sm. V.	11,07	11,15
Libor	%Efect.	2,23	TCC	%Efect.	11,85	12,06
Prime	%Efect.	5,50	TCC	%Tr. A.	11,04	11,23
TBS 2-14 (PM10)	%Efect.	5,00	TCC	%Tr. V.	11,36	11,55
TBS 15-29 (PM10)	%Efect.	5,05	TCC	%Sm. A.	10,89	11,07
TBS 30 (PM10)	%Efect.	8,18	TCC	%Sm. V.	11,52	11,72
TBS 60 (PM10)	%Efect.	9,02	Capt. 180	%Efect.	12,08	12,24
TBS 90 (PM10)	%Efect.	11,33	Capt. 360	%Efect.	12,59	12,45
TBS 180 (PM10)	%Efect.	11,90	Int. bnc. cte.	%Efect.	26,08	25,17
TBS 360 (PM10)	%Efect.	12,32	Usura	%Efect.	39,12	38,07
TBS >360 (PM10)	%Efect.	12,75	Int. Mora	%Efect.	39,12	37,76

(PM10)=Promedio móvil 10 días · Fuente: Superintendencia Bancaria y Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiducomercio	FCO Unir	12,92%
Lloyds Trust	FCO Lloyds Open	11,61%
Santander Investment	FCO	10,96%
Fiduameris	FCO	11,80%
La Previsora	FCO Efectivo	12,00%
Fiduvalle	FCO Valor Plus	12,60%
Fiduagraria	FCO Confirenta	11,20%
Fidubogotá	FCO Premier	14,57%
Cititrust	FCO Interfondo	11,08%
Fiducafé	FCO Rentacafé	11,17%
Fiducolombia	FCO Fiducuenta	11,30%
Fidutequendama	FCO Cash	12,36%
Helm Trust	FCO Credifondo	12,67%
Fiduganadera	FCO Fam	12,19%
Fidunión	FCO Único	10,78%
Fiducolpatria	FCO Rendir	11,15%

Rentabilidad efectiva neta promedio última semana
Fuente: Sociedades fiduciarias

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.1050	2,091.78
Reino Unido	Libra Est. (£)	0.6885	3,357.18
Alemania	Marco (DM)	2.1613	1,069.46
Francia	Franco	7.2485	318.88
Italia	Lira	2,139.64	1.0803
España	Peseta	183.92	12.568
Suiza	Franco Suizo	1.6241	1,423.20
Japón	Yen (¥)	122.02	18.943
Canadá	Dólar can.	1.5777	1,465.06
Brasil	Real	2.7200	849.79
Argentina	Peso	1.0000	2,311.42
Perú	Nuevo Sol	3.4400	671.92
Chile	Peso	713.00	3.2418
Venezuela	Bolívar	743.75	3.1078
Ecuador	Dólar	1.0000	2,311.42
México	Peso	9.0900	254.28
Panamá	Balboa	1.0000	2,311.42

Fuente: Agencias

...la bancada liberal sino una opinión sobre una propuesta de amplia trascendencia.

Serpa se mostró sorprendido de que sólo ahora, cuando el proyecto está en la recta final, el Gobierno sale a prender las alarmas como si todo el proceso anterior hubiera estado cubierto por un manto de confidencialidad.

"Esta es una clara señal de la mediocridad que impera en el manejo de los asuntos del Estado", señaló en una declaración sobre el tema, al tiempo que cuestionó el silencio presidencial ante un asunto de tanta trascendencia.

El aspirante sostuvo que en el proyecto no hay ningún privilegio ni es una forma de revivir los auxilios parlamentarios y lo que busca es destinar recursos a los sectores marginados y desplazados de la población colombiana. "Lo que pasa es que los presupuestos hay que repartirlos como ocurre en todas las naciones del mundo".

Para Serpa la evasión del IVA cuesta mucho más que la asignación específica que el proyec-lombianos y colombianas y ante la lamentable falta de acciones de alivio o corrección por parte del Estado", advirtió Serpa.

El candidato puntualizó que tiene interés en personalizar una polémica "a la que se le da vida a la hora nona".

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

9.895 millones de dólares, saldo de las reservas a octubre del 2001.

DÓLAR

Tasa representativa del mercado	$ 2.311,42
Casa de cambio (c)	$ 2.100,00
Casa de cambio (v)	$ 2.160,00

CAFÉ — *Dólares por libra en N.Y.*

Hoy	0,62
Ayer	0,62

PETRÓLEO — *Dólares por barril*

Hoy	22,15
Ayer	22,03

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	818,33
Ayer	813,34

INTERÉS — *Efectivo anual*

DTF	11,38%
DTF Trimestre anticipado	10,63%
TBS Efectivo anual Bancos a 90 días	N.D.

UVR

HOY	$ 120,8750
MAÑANA	$ 120,8894

MONEDAS — *Pesos por*

	Compra	Venta
Bolívar	3,11	3,21
Dólar (Ecuador)		$ 2.311,42
Peso mexicano		254,90

Estabilidad a contribuyentes

En adelante los contribuyentes colombianos no tendrán tantos dolores de cabeza con el cambio permanente de normas y las decisiones de diversos funcionarios de la Dirección de Impuestos y Aduanas Nacionales (Dian). El director del organismo, Santiago Rojas, confirmó la decisión de brindar estabilidad jurídica para que en adelante los conceptos que emita su despacho no tengan carácter retroactivo sino que rijan hacia el futuro.

Colsubsidio crea 14.000 empleos

Con la ejecución del programa de vivienda de interés social Alameda de Tierragrata, Colsubsidio generará 14.000 empleos. El programa contempla la construcción de 2.017 casas y apartamentos en el noroccidente de Bogotá. La primera etapa de 600 unidades, que se entregará a mediados del 2002, se crearán 2.500 empleos. La segunda, que incluye 1.417 viviendas, será entregada en el 2003 y generará 5.700 empleos. A estos 8.200 empleos directos se suman unos 6.000 indirectos que crearán los proveedores.

Deuda interna, al alza

Crece la deuda interna
Saldo de TES
(Billones de pesos)

Oct/00	26,506
Jul/01	30,157
Sep/01	31,878
Oct/01	32,557

Gráfico: Diseño Editorial / EL TIEMPO Fuente: Anif

La deuda interna sigue en aumento ante la colocación de Títulos de Tesorería (TES), uno de los principales instrumentos de financiación del gasto. A octubre de este año el saldo de TES en el mercado asciende a 32,5 billones de pesos, seis billones de pesos más que los colocados a igual mes del año anterior. Sin embargo, las colocaciones de TES se están realizando a unas tasas de interés mucho más bajas que en el pasado.

Se agrava crisis argentina

La incertidumbre sobre las nuevas medidas que tomará el presidente argentino Fernando de la Rúa llevó a un derrumbe del 8,67 por ciento del índice

COLFECAR / 'ASEGURADORAS DEBEN SER PARTE CIVIL EN LOS PROCESOS'

El 85% del transporte de carga es informal

La informalidad es una carga para los transportadores de carga, que hoy instalan su congreso anual. Una política sectorial reclamará su presidente Jaime Sorzano.

El 40 por ciento de la carga movilizada hoy en el país se hace "al margen del ordenamiento legal" y en un 85 por ciento de los casos en vehículos informales.

Estas aterradoras cifras se suman al hecho de que en los primeros 8 meses del año la piratería ha hurtado mercancías por más de 43 mil millones de pesos, delito que "debe ser tipificado como autónomo".

Jaime Sorzano, presidente de la Confederación de Transportadores de Carga (Colfecar), al instalar hoy en Cartagena el XXVI congreso gremial, reclamará una política que comience por considerar al propietario y su camión, "como una microempresa" y un elemento de la competitividad del país.

JAIME SORZANO, *presidente de Colfecar.*

En la más reciente tabla del Banco Interamericano de Desarrollo (BID), Colombia ocupa el puesto 14 entre los países de América Latina.

Sorzano dirá que la cobertura del seguro de La Previsora debe ampliarse también a las mercancías y las tripulaciones, no solamente los automotores, y aumentar su cobertura al ciento por ciento de lo asegurado. "Este es un problema de todos: del dueño de las mercancías, de los comerciantes, de los in- 1-10

IVA SOCIAL

Puja entre Serpa y Santos

La propuesta para destinar el 25 por ciento de los recursos del IVA a inversión social caldeó ayer los ánimos entre el Gobierno y el partido liberal. Mientras el Ministro de Hacienda, Juan Manuel Santos, la calificó de populista y antisocial el candidato presidencial del partido Liberal, Horacio Serpa, le brindo su total apoyo.

La iniciativa que fue aprobada en dos debates en el Congreso tiene inquieto al Gobierno por las consecuencias que pueda tener en las finanzas públicas. Santos sostuvo que Serpa no ha estudiado a fondo las implicaciones de esta iniciativa, que en caso de ser aprobada llevaría a un aumento en el impuesto a las ventas al 20 por ciento. 1-11

La incertidumbre sobre las nuevas medidas que tomará el presidente argentino Fernando de la Rúa llevó a un derrumbe del 8,67 por ciento del índice líder MerVal de la Bolsa de Comercio y a un salto a 2.013 puntos del 'riesgo país', cifra récord superando el primer lugar ocupado por Nigeria. En medio de ese panorama, el Ministerio de Economía anunció la renuncia "por motivos personales" del subsecretario de Finanzas, Julio Dreizzen, un hombre considerado clave en la renegociación de la deuda pública.

60 años de Panamco

La atención a más de 405.000 clientes y la participación en el mercado colombiano con marcas licenciadas como Coca Cola, Quatro, Sprite, Lift y Fanta, y marcas propias como Kola Román, Premio y Soda Clausen son los resultados que presenta la embotelladora Panamco, que celebra esta semana sus 60 años de labores ininterrumpidas en el país. Este año incursionó con la bebida Powerade y Club K-ña.

Más visión empresarial

La Sociedad de Agricultores de Colombia (SAC) propondrá ante el Congreso del gremio que se realizará la semana entrante alternativas para aumentar la rentabilidad en el campo. Una de ellas es una mayor visión empresarial para enfrentar los riesgos y aplicar conocimientos pertinentes a la actividad. Otra iniciativa es fomentar la producción asociativa.

Visitantes que sí compran

Según una encuesta realizada por el departamento de Mercado de Corferias el 90 por ciento de los expositores que participaron en Expoconstrucción hizo contactos comerciales y transacciones inmediatas. A ello se suma que de cada 100 personas que ingresaron al recinto ferial 26 visitaron la muestra.

ACCIONES DE MAYOR MOVIMIENTO

Especie	PRECIO Anterior	PRECIO Cierre	VARIACIÓN	VARIACIÓN Porcentual	PRECIO Máximo	PRECIO Mínimo
BOLSA DE VALORES DE COLOMBIA						
CEMARGOS	4,500.00	4,647.00	147.00	3.27%	4,653.00	4,605.00
ÉXITO	3,800.00	3,780.00	-20.00	-0.53%	3,780.00	3,699.00
BAVARIA	6,900.00	6,900.00	0.00	0.00%	6,905.00	6,900.00
VAL.BAVARIA	400.00	400.00	0.00	0.00%	400.00	400.00
SUR.INVERSIONES	960.00	950.00	-10.00	-1.04%	951.00	949.00
BOLSAMEDELLÍN	80.00	80.00	0.00	0.00%	80.00	80.00
BANCOLOMBIA	970.00	960.00	-10.00	-1.03%	970.00	960.00
CEMCARIBE	4,301.00	4,600.00	299.00	6.95%	4,600.00	4,600.00

Fuente: IGBC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia octubre


818,33
776,53
16 17 18 19 22 23 24 25 26 29

DOW JONES
Bolsa de Nueva York octubre


9.384,20
9.269,50
16 17 18 19 22 23 24 25 26 29

LOS MERCADOS

En el mundo

CAFÉ

BOGOTÁ (EFE)

El precio del café colombiano cerró ayer en 0,6265 dólares libra ex dock Nueva York, para entrega en octubre, informó la Federación Nacional de Cafeteros de Colombia.

BOLSA DE NUEVA YORK

NUEVA YORK (EFE)

El promedio Dow Jones de Industriales, el más significativo de Wall Street, perdió 275,67 puntos (2,89 por ciento) hasta las 9.269,50 unidades, después de que el viernes pasado cerrada con una ganancia de más de 80 puntos. El promedio general del mercado electrónico Nasdaq, donde cotizan las principales empresas de nuevas tecnologías, ordenadores e internet, descendió 69,44 puntos hasta las 1.699,52 unidades.

En Colombia

DÓLAR

Mercado cambiario Octubre 29/2001

Precio de apertura	$2.314,00
Precio promedio	$2.311,37
Precio de cierre	$2.309,50
Precio mínimo	$2.307,50
Precio máximo	$2.317,95
Monto	152,83*
No. Operaciones	227

(*) millones
Fuente: Datatec, Banco de la República.

FONDOS

ADMINISTRADOR	FONDO	EFC. NETA ÚLTIMO MES
Ultrabursátiles	Ultrarenta	n.d.
Helm Securities	Capitalizar	n.d.
Acciones y Valores	Accival	11,36%
BBVA Val. Ganadero	Fontesoro	n.d.
Comis. de Colombia	Opción	11,41%
Promotora Bursátil	Promorenta	11,30%

SUPERBANCARIA / SANCIONES POR NO REPORTAR A CENTRALES DE RIESGO

Banca, a actualizar morosos cada mes

Endurecen el régimen de provisiones para los créditos de vivienda que otorga la banca. El costo de la medida asciende a 800.000 millones de pesos.

Para no llevarse sorpresas todos los deudores de las entidades financieras tendrán derecho a conocer la clasificación de sus préstamos y los motivos por los cuáles se encuentran allí. Así lo determinó la Superintendencia Bancaria al modificar el régimen de clasificación de los créditos.

De acuerdo con la circular externa 50 la entidad financiera tiene un plazo de 10 días después de recibir la solicitud para informarle a su cliente la última calificación que le asignó a su crédito y que van de A, que es considerado un buen préstamo, hasta F que es el peor de todos, calificado como incobrable.

Adicionalmente, con el fin de preservar el buen nombre de los clientes la Superintendencia ordenó a la banca actualizar cada mes la información que suministra a las bases de datos asegurando que sea veraz y completa. La entidad que no lo haga será sancionada.

Hasta el momento este organismo no había tomado decisiones con el tema de las bases de datos, que tanta controversia causa entre los deudores, pero ahora entró de lleno al obligar a la banca a cumplir el término pactado en los contratos, con el fin de suministrar la información de sus clientes sobre la clasificación de sus préstamos.

De este manera se evita, por ejemplo, que una persona que estuvo en mora y posteriormente se puso al día con su crédito siga siendo clasificada como riesgosa por las bases de datos, perjudicando su buen nombre por el hecho de no haber actualizado rápidamente la información.

La Superintendencia endureció, además, el régimen de provisiones que deben hacer las entidades financieras en el caso de los créditos de vivienda. Las provisiones son una cantidad de recursos que la banca debe congelar para cubrir cartera mala o incobrable.

La medida tendrá un costo de 800.000 millones de pesos que según la Superintendente Patricia Correa ya fue asimilada por las entidades razón por la cual no se afectará la disponibilidad de recursos para nuevos préstamos.

En adelante las provisiones para créditos de vivienda serán un porcentaje del valor del crédito. Hasta ahora era un porcentaje del valor del crédito más la garantía.

CLASIFICACIÓN DE CARTERA

Categoría A: Crédito con riesgo normal que no tiene morosidad. Los estados financieros de los deudores indican una capacidad de pago adecuada.
Categoría B: Crédito con riesgo aceptable. Existen debilidades que pueden afectar transitoria o permanentemente la capacidad de pago del deudor.
Categoría C: Crédito deficiente con riesgo aceptable. Presentan insuficiencias en la capacidad de pago del deudor.
Categoría D: Crédito de difícil cobro, con riesgo significativo. La probabilidad de recaudo es altamente dudosa.
Categoría E: Es el crédito irrecuperable o incobrable.

El 85% del...

VIENE DE LA 1-9

dustriales y de las sociedades portuarias", afirmará Sorzano.

El presidente de Colfecar propondrá, además, que las mercancías tengan algún sistema de marcación, para seguirles el rastro en caso de hurto. Sugerirá que se exija por propietario, lo que habla bien del potencial de generación de pequeñas y medianas empresas para consolidar la formalidad y racionalidad del sector", dirá Sorzano.

AVISO DE FUSION:

Javier Fernando Montero Silva, actuando como representante legal de SOLUCIONES INTEGRALES DE OFICINA S.A. "S I O S.A." domiciliada en Cali – Valle con capital suscrito y pagado de $345.211.041, y Mónica del Rocío Montero Silva, actuando como representante legal de DATACENTRO DE NARIÑO LIMITADA, domiciliada en Pasto - Nariño y capital de $30.000.000 informan al público:

1. Que la Asamblea general de accionistas y junta de socios de las dos sociedades respectivamente, han aprobado el compromiso y acuerdo de fusión de las dos sociedades, al cual procederán una vez vencido el término de treinta (30)días sin que se soliciten garantías por parte de los acreedores para el pago de sus créditos.
2. Que la Sociedad **DATACENTRO DE NARIÑO LIMITADA** ha sido disuelta para ser absorbida por **SOLUCIONES INTEGRALES DE OFICINA S.A. " S I O S.A.** "la cual, al cabo del proceso de fusión quedará como absorbente.
3. Que conforme a los Balances y estados de resultado a 15 de Septiembre de 2001, fecha de la aprobación del compromiso de fusión la información Patrimonial de las sociedades es la siguiente: **SOLUCIONES INTEGRALES DE OFICINA S.A.** Activo $792. 176. 804, Pasivo ($338.840.223) + Patrimonio ($453.336.581) = $792. 176. 804; **DATACENTRO DE NARIÑO LIMITADA** Activo $323.942.557; Pasivo ($15.722.118) + Patrimonio ($308.220.438) =323.942.557.
4. De acuerdo con el balance consolidado de prueba, que se ha puesto a consideración de los socios de las dos sociedades, la siguiente sería la información patrimonial consolidada de **SOLUCIONES INTEGRALES DE OFICINA S.A.** Después de realizada la fusión: Activo $1.116.119.362, Pasivo($354.562.343) + Patrimonio ($761.557.019) = $1.116.119.362.
5. La síntesis del anexo explicativo de los métodos de evaluación del intercambio de partes de interés y acciones que implicará la operación, Autorizados por el Revisor Fiscal: El valor del capital se integrará por la suma en pesos de los dos capitales de las sociedades para luegoser repartido en forma proporcional a los socios que conformarán la sociedad fusionada y la distribución del mismo se hará dividiendo la suma en acciones de un valor nominal de un peso ($1.oo) cada una para distribuirlo entre los socios que terminen adquiriendo la condición de accionistas así: El capital de **SOLUCIONES INTEGRALES DE OFICINA S.A. " S I O S.A."** de $345.211.041 + CAPITAL DE **DATACENTRO DE NARIÑO LTDA.** $30.000.000 para un total de TRESCIENTOS SETENTA Y CINCO MILLONES DOSCIENTOS ONCE MIL CUARENTA Y UN PESOS ($375.211.041) el cual estará dividido en TRESCIENTAS SETENTA Y CINCO MILLONES DOSCIENTAS ONCE MIL CUARENTA Y UNA ACCIONES (375.211.041)

Javier Fernando Montero Silva	Hermán Femey López Londoño	Mónica delRocío Montero Silva
CC 19.190.928Bogotá	CC 16.723.040 Cali(V)	c.c. 30.726.130 Pasto(N)
Representante Legal	Contador	Representante Legal
Soluciones Integrales de Oficina S.A.	T.P. 56207-T	Datacentro de Nariño Ltda..

nancia de más de 80 puntos. El promedio general del mercado electrónico Nasdaq, donde cotizan las principales empresas de nuevas tecnologías, ordenadores e internet, descendió 69,44 puntos hasta las 1.699,52 unidades.

PETRÓLEO

NUEVA YORK, (EFE)

El precio del crudo registró una ligera alza en el mercado de Nueva York. El precio de los contratos para diciembre del Petróleo Intermedio de Texas, el de referencia en los Estados Unidos, subió 0,04 dólares y quedó a 22,15 dólares por barril.

ÚLTIMO MES		
Ultrabursátiles	Ultrarenta	n.d.
Helm Securities	Capitalizar	n.d.
Acciones y Valores	Accival	11,36%
BBVA Val. Ganadero	Fontesoro	n.d.
Comis. de Colombia	Opción	11,41%
Promotora Bursátil	Promorenta	11,30%
Profesionales de Bolsa	Valor	10,91%
Corredores Asociados	Interés	10,57%
Suvalor	Surenta	11,18%
Correval	Fonval	n.d.
Serfinco	Olimpia	11,29%
Valores del Popular	Multiplus	11,61%
Nacional de Valores	Rentaval	11,33%
Interacción	Interrenta	11,28%
Acciones de Colombia	Acco Renta	11,83%
Nación	Renta Nación	11,24%
Valores de Occidente	Occivalor	n.d.

Fuente: Comisionistas de bolsa

... presidente de Colfecar propondrá, además, que las mercancías tengan algún sistema de marcación, para seguirles el rastro en caso de hurto. Sugerirá que se exija la procedencia de las mercancías y las compañías aseguradoras se constituyan en parte civil de los procesos. "Los criminales están organizados y en el sector no podemos estar desorganizados", apuntará Sorzano.

El presidente de Colfecar pedirá en su congreso gremial, con urgencia, "la especialización, fortalecimiento y modernización" de los organismos estatales, competentes en el transporte nacional, departamental e internacional.

Actualmente, ruedan por las carreteras 80.275 vehículos de servicio público y 60.256 del privado. "Es decir, 2 vehículos

TASAS DE INTERÉS

INDICADOR	UNIDAD	26.10.2001	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Créd. de consumo	%Efect.	n.d.	UVR	%	0,37	0,26
Tarj. de crédito	%Efect.	n.d.	DTF	%Efect.	11,38	11,46
Crédito ordinario	%Efect.	n.d.	DTF	%Tr. A.	10,63	10,70
Créd. corporativo	%Efect.	n.d.	DTF	%Tr. V.	10,92	11,00
Créd. de tesorería	%Efect.	n.d.	DTF	%Sm. A.	10,49	10,56
Tasa interbancaria	%Día venc.	9,50	DTF	%Sm. V.	11,07	11,15
Libor	%Efect.	2,23	TCC	%Efect.	11,85	12,06
Prime	%Efect.	5,50	TCC	%Tr. A.	11,04	11,23
TBS 2-14 (PM10)	%Efect.	n.d.	TCC	%Tr. V.	11,36	11,55
TBS 15-29 (PM10)	%Efect.	n.d.	TCC	%Sm. A.	10,89	11,07
TBS 30 (PM10)	%Efect.	n.d.	TCC	%Sm. V.	11,52	11,72
TBS 60 (PM10)	%Efect.	n.d.	Capt. 180	%Efect.	12,08	12,24
TBS 90 (PM10)	%Efect.	n.d.	Capt. 360	%Efect.	12,59	12,45
TBS 180 (PM10)	%Efect.	n.d.	Int. bnc. cte.	%Efect.	26,08	25,17
TBS 360 (PM10)	%Efect.	n.d.	Usura	%Efect.	39,12	38,07
TBS >360 (PM10)	%Efect.	n.d.	Int. Mora	%Efect.	39,12	37,76

(PM10)=Promedio móvil 10 días- Fuente: Superintendencia Bancaria y Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiducomercio	FCO Unir	13,75%
Lloyds Trust	FCO Lloyds Open	n.d.
Santander Investment	FCO	11,22%
Fiduameris	FCO	n.d.
La Previsora	FCO Efectivo	11,98%
Fiduvalle	FCO Valor Plus	12,89%
Fiduagraria	FCO Confirenta	11,36%
Fidubogotá	FCO Premier	14,52%
Cititrust	FCO Interfondo	10,28%
Fiducafé	FCO Rentacafé	10,91%
Fiducolombia	FCO Fiducuenta	11,81%
Fidutequendama	FCO Cash	12,35%
Fiduoccidente	FCO Occi-Renta	12,56%
Fiduganadera	FCO Fam	12,07%
Fidunión	FCO Único	10,86%
Fiducolmena	FCO	12,76%

Rentabilidad efectiva neta promedio última semana

Fuente: Sociedades fiduciarias

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.1072	2,090.41
Reino Unido	Libra Est. (£)	0.6884	3,362.14
Alemania	Marco (DM)	2.1647	1,069.20
Francia	Franco	7.2602	318.79
Italia	Lira	2,143.08	1.0800
España	Peseta	184.05	12.575
Suiza	Franco Suizo	1.6305	1,419.50
Japón	Yen (¥)	122.06	18.962
Canadá	Dólar can.	1.5738	1,470.64
Brasil	Real	2.7200	850.92
Argentina	Peso	1.0000	2,314.50
Perú	Nuevo Sol	3.4300	674.78
Chile	Peso	713.00	3.2461
Venezuela	Bolívar	743.50	3.1130
Ecuador	Dólar	1.0000	2,314.50
México	Peso	9.0800	254.90
Panamá	Balboa	1.0000	2,314.50

Fuente: Agencias

REPÚBLICA DE COLOMBIA

MINISTERIO DE MINAS Y ENERGÍA


UPME
UNIDAD DE PLANEACIÓN MINERO ENERGÉTICA

MINISTERIO DE MINAS Y ENERGÍA

LA UNIDAD DE PLANEACIÓN MINERO ENERGÉTICA -UPME-

INFORMA

Que de acuerdo con el artículo primero de la Resolución No. 8-1012 de septiembre 3 de 1999, originaria del Ministerio de Minas y Energía, mediante la cual se le delega a la UPME la responsabilidad de certificar mensualmente el valor del precio de referencia por galón que será utilizado para la liquidación de la sobretasa aplicable a la gasolina motor tanto extra como corriente y al ACPM, *según lo previsto en el Decreto No. 1328 del 22 de julio de 1999*, los precios de referencia para el cálculo de la sobretasa aplicables para el mes de noviembre del año 2001 son los siguientes:

i.) Para la gasolina Corriente Motor $ 2.666.86/Galón
ii.) Para la Gasolina Motor Extra $ 3.569.59/Galón
iii.) Para el ACPM $ 2.026.70/Galón

Adicionalmente se recuerda que según lo previsto en la Ley 488 de 1998, la sobretasa aplicable es del 20% para la gasolina motor y del 6% para el ACPM, sobre el precio de referencia de venta al público por galón.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

10,8 por ciento, devaluación proyectada por Planeación Nacional para el 2002.

DÓLAR

Tasa representativa del mercado		$ 2.314,50
Casa de cambio (c)		$ 2.105,00
Casa de cambio (v)		$ 2.160,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,62
Ayer	0,63

PETRÓLEO — Dólares por barril

Hoy	22,03
Ayer	22,01

BOLSA DE COLOMBIA — IGBC (Indice General)

Hoy	813,34
Ayer	811,94

INTERÉS — Efectivo anual

DTF	n.d
DTF Trimestre anticipado	n.d
TBS Efectivo anual (Bancos a 90 días)	11,44%

UVR

HOY	$ 120,8606
MAÑANA	$ 120,8750

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,11	3,21
Dólar (Ecuador)		$ 2.314,50
Peso mexicano		255,14

Túnel de la Línea

Cinco compañías de ingeniería pesada de España, Francia, México, Suiza y Colombia entraron en el concurso para la construcción del Túnel de la Línea, con más de 8,5 kilómetros de longitud y que costará unos 268 millones de dólares, informó el Instituto Nacional de Vías (Invías). Las empresas interesadas con Ferrovial Agroman de España, Builler de Francia, Ingenieros Constructores Asociados de México, Conconcreto de Colombia y Skanka de Suiza.

Café golpea a Nal. de Chocolates

Al cierre de septiembre, la Compañía Nacional de Chocolates registró una ganancia neta de 40.555 millones de pesos (21 por ciento más que en igual período del 2000). Sin embargo, la utilidad industrial de 31.633 millones de pesos significó un descenso de 1,5 por ciento. La firma señala que esto obedeció a la contracción en las ventas de café tostado y molido.

Seguridad informática

Actos deshonestos de empleados

1997	1.278
1998	769
1999	345
2000	396

Fuente: Asobancaria
Gráfico: Diseño Editorial / EL TIEMPO

La seguridad en las transacciones financieras o comerciales electrónicas o por Internet ha demandado grandes inversiones, pero los fraudes realizados por empleados y personas vinculadas con las empresas y entidades siguen en aumento: 41 por ciento en el último año. En Colombia, sin embargo, el número de actos deshonestos de los empleados cayó en 69 por ciento.

Ahorro en las Pyme

Los pequeños y medianos empresarios podrán adoptar prácticas y tecnologías ahorradoras de servicios públicos, minimización de contaminantes en la fuente y uso eficiente de sus insumos, apoyados en los proyectos de la Corporación para la investigación socio-económica y tecnológica (Cinset) y Acopi para que la gestión ambiental sea una estrategia de competitividad.

CAF / CONTRA LO QUE SE CREE ES UNA ALTERNATIVA PARA MITIGAR LA POBREZA

'Hay que privatizar'

El presidente del 'FMI' andino sostiene que el régimen de pensiones de Colombia debe cambiar y que condonar deudas es lesivo a largo plazo.

AMÍLKAR HERNÁNDEZ
Subeditor Económico de EL TIEMPO

CARACAS

Para el banquero boliviano Enrique García, la economía de Colombia está mejor que el promedio de América Latina y es menos dramática que la de Argentina, Perú y Bolivia.

García, el hombre fuerte del crédito en América Latina, preside la Corporación Andina de Fomento (CAF), que es como el FMI o el Banco Mundial de la región. El presidente de la CAF es tan optimista sobre el futuro de Colombia que estima que el crecimiento del año entrante será del 2,7 por ciento.

La CAF es una entidad que cumplió 30 años y Enrique García acaba de ser reelegido en el cargo por otros cinco años. Muchos vaticinan que en el 2006 será candidato y muy posiblemente presidente de Bolivia, su



ENRIQUE GARCÍA, presidente de la CAF, sostiene que la ayuda externa es muy importante pero complementaria. Archivo / EL TIEMPO

Pobreza

Porcentaje de personas viviendo con menos de 2 dólares por día

	1998	1990	1987
Total mundo	56,1%	61,7%	61%
África de Sub-Sahara	78%	76,4%	76,5%
Sur de Asia	83,9%	86,8%	86,3%
Medio Oriente y Norte de África	29,9%	24,8%	
América Latina y El Caribe	31,7%	38,1%	35,5%
Europa y Centro Asia	20,7%	9,6%	3,6%
Asia Oriental y el Pacífico	48,7%	66,1%	67%

Gráfico: Diseño Editorial / EL TIEMPO

La gente pregunta por qué la banca internacional cada vez asfixia más a los países pobres con condiciones para prestar...

Es relativo. Muchos de los organismos como el FMI y el Banco Mundial están tratando de buscar fórmulas. Yo no sería tan drástico en decir que las condiciones son todas negativas. Estoy de acuerdo con que algunas condiciones posiblemente no sean las más adecuadas, pero en general el apoyo de estos organismos es positivo. les no están para imponer agendas. Están para compartir experiencias positivas, transmitirlas y ayudar a construir las agendas que deben ser de los países. Un buen programa de ajuste no es el que impone el Fondo Monetario, es el ajuste que un país decide hacer.

¿Sin embargo, existe la sensación de que se les está yendo la mano a los organismos multilaterales de crédito?

Yo creo que no. Nadie está obligado a aceptar cosas que no le gusten, no es cierto?

La realidad parece ser otra: o un país acepta las condiciones o no le prestan.

No. Yo creo que no es así. En la CAF no sucede así.

¿Qué va a pasar con la condonación de la deuda o los intereses a los países pobres?

Los sistemas de condonación de deuda tienen algunas aparentes ventajas en el corto plazo pero en el mediano no son buenos. En el largo plazo, sin embargo,

3-3

...y Acopi para que la gestión ambiental sea una estrategia de competitividad.

...rá candidato y muy posiblemente presidente de Bolivia, su patria. En diálogo con EL TIEMPO el presidente de la CAF dice que cuida la institución como 'una vaca lechera', habla sobre nuevos créditos a Colombia y las condiciones de la banca internacional para hacer préstamos.

...mente no sean las más adecuadas, pero en general el apoyo de estos organismos es positivo.

¿Cuál es su percepción sobre las críticas al FMI y el Banco Mundial?

Las críticas principales que se presentan son factores que no están presentes en la CAF. Los organismos internaciona...

Yo creo que no. Nadie está obligado a aceptar cosas que no... nos. En el largo plazo, sin embargo,

Productos de exportación

Precios externos
(En dólares)

Producto	2001	2002
Café (libra)	0,60	0,60
Petróleo (barril)	26,4	20,2
Carbón (Tonel.)	29,9	29,1
Níquel (libra)	1,30	1,30
Oro (onza)	279,7	274,7

Fuente: DNP
Gráfico: Diseño Editorial / EL TIEMPO

La incertidumbre por la que atraviesa la economía mundial, que venía desacelerada y se agravó con los ataques terroristas del 11 de septiembre en Estados Unidos, tendrá mayores efectos negativos en los ya decaídos precios de los productos básicos de exportación de Colombia, según las previsiones del Departamento Nacional de Planeación.

Escuela ExxonMóbil

La empresa ExxonMóbil de Colombia y la Universidad de los Andes suscribieron un convenio para el lanzamiento del programa Escuela Móbil de excelencia en lubricación, el cual busca proporcionar a la industria y los profesionales independientes la oportunidad de fortalecer sus conocimientos en aspectos técnicos relacionados con los principios y fundamentos de los lubricantes, a través de módulos de aprendizaje.

Pérdidas en Cadenalco

La Gran Cadena de Almacenes Colombianos (Cadenalco), que recientemente se fusionó con Almacenes Éxito, registró pérdidas por 8.746 millones de pesos entre enero y septiembre, período durante el cual sus ingresos operacionales de 991.277 millones de pesos fueron inferiores en 1,2 por ciento a los de igual lapso del año pasado.





Cabina Sencilla disponible en versiones 4x4 y 4x2 chasis y platón.
Homologada para servicio mixto
Cabina Doble disponible en versiones 4x4 y 4x2

EL TIEMPO
LUNES 29 DE OCTUBRE DE 2001

3

ECONÓMICAS
PROMOCIÓN DE COLOMBIA
El embajador en Francia, Juan Camilo Restrepo, vende en Europa la mejor imagen de Colombia. 3-3

COMPUTADORES
¡SISTEMAS ES LO QUE HAY!
Una guía de sistemas operativos para PC diferentes al ya tradicional Windows. 3-6

COMPUTADORES
SUN ATACA DE NUEVO
La empresa busca aprovechar las debilidades de Microsoft para ganarle mercado. 3-10

ESTUDIO / USO DE INTERNET

Radiografía de las comunicaciones en Colombia

COMPUTADORES

El Centro de Investigación de las Telecomunicaciones (Cintel) presentó su estudio anual sobre la situación del sector, que incluye información sobre los hábitos de los colombianos al navegar por Internet.

Los resultados se dieron a conocer durante el XVI Congreso Nacional y VII Andino de Telecomunicaciones, que se realizó la semana pasada en Cartagena.

Según Cintel, casi la cuarta parte de las personas que se conectan a la red (ver gráficas) lo hace todos los días, lo que coincide con la cifra del año 2000.

Un 35 por ciento de los encuestados son usuarios frecuentes (navegan al menos cuatro veces por semana), mientras que 40 por ciento se conecta apenas una vez por semana o menos. Esta última cifra representa un gran potencial para dos negocios: los café Internet y las tarjetas prepago, alternativas atractivas para la gente que no usa Internet con mucha frecuencia.

Al conectarse, la mayoría de los colombianos (67 por ciento) permanece en línea entre 30 minutos y dos horas. Solo 14 por ciento permanece conectado más de este tiempo.

Por ahora, la gente que no se conecta a Internet todavía tiene en la falta de computador su mayor limitación, aunque la situación es menos evidente este año (28 por ciento, frente a 40 por ciento del año pasado). Según cálculos de Microsoft Colombia, en el país hay más o menos 1,3 millones de computadores, y anualmente entran al mercado unas 260 unidades, lo que explica esta tendencia.

Desde dónde se conecta (%)


Sep/2000
Oct/2001
Casa
40
29
Oficina
18
28

DESEMPLEO / FALTA CONOCER MÁS EL MERCADO LABORAL

Un año, el promedio en la búsqueda de empleo

A pesar de los avances en la medición de la oferta y demanda de trabajo, el país todavía no sabe a cuánto asciende el desempleo por sexo ni por nivel educativo.

ECONÓMICAS

JORGE CORREA C.
Redactor de EL TIEMPO

El drama se sintetiza en dos frases: por la pérdida del empleo, cientos de miles de colombianos llevan 49 semanas ocupados buscando una oportunidad laboral.

Son 343 días de llenar y entregar hojas de vida, visitar amigos, pedir recomendaciones, leer los clasificados de los diarios y responder la encuesta del Dane sobre el mercado laboral, en la que una y otra vez señalan que

3-5



EL DESEMPLEO HA GOLPEADO con más fuerza a la población joven, con edades entre 18 y 25 años y con educación secundaria completa o incompleta. Archivo / EL TIEMPO





29
Oficina 18
28
Café internet 7
18
Universidad/ colegio 13
16
Amigo/ familiar 15
10
Otro 7

Fuente: Cintel.

Frecuencia con que navega en Internet (%)

	Sep/2000	Oct/2001
Todos los días	23	23
De 4 a 6 veces por semana		12
De 2 a 3 veces por semana	33	24
Una vez por semana	20	20
Una vez cada 15 días	8	7
Una vez al mes	5	4
Esporádicamente	10	9

Fuente: Cintel.

y anualmente entran al mercado unas 260 unidades, lo que explica esta tendencia.

El volumen de personas que manifestó que no le gusta o no le interesa conectarse se duplicó (de 7 a 14 por ciento), mientras que la falta de dinero tuvo un comportamiento similar (pasó de 5 a 11 por ciento). El analfabetismo informático se redujo de 11 a 10 por ciento como motivo para no navegar.

En Colombia, la búsqueda de información todavía supera por amplio margen al correo electrónico como la actividad más utilizada de la red (una diferencia de 32 puntos porcentuales).

La casa y la oficina siguen siendo los lugares preferidos por los colombianos para navegar, repartidos casi por partes iguales (29 y 28 por ciento, respectivamente), pero el incremento en el uso de café Internet fue notorio: de 7 a 18 por ciento.

Los proveedores de acceso gratuitos aparecen en el estudio de Cintel como los preferidos, con 51,8 por ciento de la población. Cerca de 40 por ciento paga hasta 40.000 pesos por conectarse a la red, mientras que 5,3 por ciento tiene un contrato por una cifra superior.

Por ahora, la gente no está dispuesta a pagar mucho más dinero por una línea de alta velocidad: 67 por ciento estima en 50.000 su presupuesto máximo por este servicio, y 18,7 por ciento no pagaría más de 150.000 pesos.

Visión global

El mercado de las telecomunicaciones –afirma el estudio de Cintel– le representó a Colombia 7,2 billones de pesos en el año 2000. De ellos, 5,7 billones correspondieron a prestación de servicios.

La distribución de los ingresos le representó la tajada más grande a los servicios de telefonía local (28 por ciento), seguida de cerca por la larga distancia (24 por ciento). La telefonía celular obtuvo 16 por ciento de participación, mientras que los proveedores de equipos se llevaron el 14 por ciento. La televisión pública y por suscripción suman 10 por ciento del mercado. Cierran la tabla los servicios de valor agregado (5 por ciento), trunking (2 por ciento) y buscapersonas (uno por ciento).

La tasa de crecimiento en el número de abonados a la telefonía tradicional creció 5,12 por ciento entre 1999 y el 2000, mientras que la de usuarios de celular aumentó 14,76 por ciento.

ECONÓMICAS

CIFRA DEL DÍA

US$ 854,7 millones es el superávit comercial de Colombia con la Comunidad Andina.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	Compra	Venta
Tasa representativa del mercado	$ 2.316,68	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual DTF	11,46%	HOY $ 120,8174	Bolívar	3,12	3,22
Casa de cambio (c)	$ 2.110,00	Hoy	0,63	Hoy	22,01	Hoy	811,94	DTF Trimestre anticipado	10,70%		Dólar (Ecuador)		$2.316,68
Casa de cambio (v)	$ 2.160,00	Ayer	0,62	Ayer	22,06	Ayer	807,65	TBS Efectivo anual Bancos a 90 días	11,35%	MAÑANA $ 120,8318	Peso mexicano		255,74

La economía del 2002

Las reformas y los cambios que tendrán las empresas y la economía colombiana a partir del próximo año serán debatidas hoy en el foro ¿Qué sucederá en la economía en el año 2002?, organizado por Portafolio, Fedesarrollo y Planeación Nacional. El camino por recorrer será el tema con el cual instalará el evento Juan Carlos Echeverry, director de Planeación. En el evento, que se cumplirá en el Club El Nogal de Bogotá, también intervendrán otros invitados que hablarán sobre indicadores e instrumentos públicos para desarrollar empresas.

Cafam entrega subsidios

Subsidios Cafam

Tipo de vivienda	Número de subsidios	Valor subsidios ($)
1	11	78'630.265
2	149	1.065'350.000
3	1.993	14.245'660.000
4	603	3.449'160.000
5	513	2.934'360.000
6	596	3.409'120.000

Fuente: Cafam.

Subsidios de vivienda por valor de 25.182 millones de pesos asignó la caja de compensación familiar Cafam. Del total de 3.685 subsidios asignados 1.993 (por 14.246 millones de pesos) corresponden a viviendas tipo 3, con un valor máximo hasta por 20 millones de pesos. Los beneficiarios tienen hasta 12 meses para cobrarlos.

ISS financia empresarios

La Administradora de Riesgos Profesionales del Seguro Social creó un fondo con 20.000 millones de pesos, que será administrado por una fiduciaria, para que los empresarios financien, a plazos largos e intereses bajos, sus programas de salud ocupacional y control de riesgos.

Buen Balance de Apple

A 66 millones de dólares ascendieron las ganancias de Apple hasta el 20 de septiembre pasado. Los ingresos sumaron 1,45 billones de dólares, que representan 22

TERRORISMO / ATAQUES OBLIGARON A RACIONAR SERVICIO

Industria, sin gas

Se tuvo que cortar el suministro a 300 empresas. Sector residencial no ha sido afectado. Si no se repara la tubería el sábado habría racionamiento para los hogares.

La guerrilla está empecinada en acabar con la infraestructura energética del país. Primero fueron los oleoductos, luego las torres y más recientemente los gasoductos y los poliductos por donde se transporta la gasolina que consumen los colombianos.

Por cuenta de la voladura de un tramo del gasoducto Ballenas-Barrancabermeja, el pasado miércoles, las autoridades energéticas tuvieron que racionar ayer el servicio de gas por al menos 24 horas al sector industrial del centro del país, lo que afectó a por lo menos 300 fábricas en Bogotá y otro centenar en el Eje Cafetero y Cali.

El cese de suministro afectó también a plantas de generación térmica y bombas que

EL NUEVO OBJETIVO MILITAR de la guerrilla es la red de gasoductos del país. Archivo/ EL TIEMPO

terior donde hay 900.000 usuarios.

Jaume Miró de la empresa Gas Natural, dijo que si bien se dejó de suministrar el combustible al sector industrial, ni los clientes residenciales ni los comerciales se habían visto afectados –hasta ahora– por el racionamiento.

El Ministro de Minas, Ra-

público en la zona, habría racionamiento en el sector residencial a partir del sábado ya que las reservas que hay disponibles de 80 millones de pies cúbicos solo alcanzan hasta esa fecha.

"Este es otro de los obsequios que le hace la guerrilla al país", dijo Valencia Cossio, quien calificó la situación co-

FENALCO

Comercio exhorta a violentos

Los comerciantes responsabilizaron ayer a la guerrilla, los violentos y el narcotráfico del estancamiento económico, el desempleo y la caída en la inversión nacional y extranjera.

Dijeron que sembrando miedo no se lucha contra la pobreza e invitaron a una salida negociada para devolverle al país la confianza perdida.

Sabas Pretelt de la Vega, presidente de Fenalco, invitó a la subversión a un cese de hostilidades y una tregua que "es totalmente factible en 90 días".

Se opuso a la reforma tributaria territorial y sobre la laboral pidió que se considere excluir las horas extras y los recargos nocturnos y de días festivos. En estas condiciones, ofreció Pretelt, durante la asamblea gremial, su respaldo al Gobierno en las iniciativas laboral y pensional.

LA MODA DE HOY

unidades de Macintoch en el trimestre julio-agosto-septiembre, y estima que los ingresos a 31 de diciembre lleguen a 1.400 millones de dólares.

transporta el 90 por ciento del gas que se consume en el in- raciones del tubo, debido a las difíciles condiciones de orden puedan llevar a cabo los trabajos de reparación.

LIBERTY SEGUROS

Informa que fueron hurtadas 20 pólizas correspondientes al rango 2999534 a la 2999732 de sus oficinas ubicadas en la calle 70A No. 8-25. Por favor abstenerse de realizar cualquier transacción con estos documentos por carecer de valor.


MC
MINISTERIO DE CULTURA

MINISTERIO DE CULTURA

LICITACIÓN PÚBLICA No. 002/01

OBJETO: El Ministerio de Cultura contratará a través del presente proceso licitatorio, con persona natural o jurídica, la prestación del servicio de vigilancia, para las diferentes sedes del Ministerio ubicadas en la ciudad de Bogotá.

PARTICIPANTES: Las personas naturales y/o jurídicas que no se encuentren incursos en las inhabilidades e incompatibilidades de que trata la Ley 80 de 1993 y decretos reglamentarios.

FECHA Y HORA DE APERTURA: 6 de noviembre de 2001, a las 3:00 p.m.

VISITA: Obligatoria 7 de noviembre de 2001, a las 9 a.m.

FECHA Y HORA DE CIERRE: 16 de noviembre de 2001, a las 11:00 a.m.

CONSULTA DE PLIEGOS: Del 6 al 14 de noviembre, en el Grupo de Servicios del Ministerio de Cultura, primer piso, de la calle 8 No. 6-97 y www\ mincultura.gov.co

PRESUPUESTO OFICIAL: $ 2.104.500.000.00.

VALOR PLIEGO: $ 2.100.000.00.

CRITERIOS DE EVALUACIÓN: Aspectos técnicos, económicos, financieros y jurídicos.

CAMBIO PARA CONSTRUIR LA PAZ

THE WALL STREET JOURNAL AMERICAS.®

1-16 VIERNES 26 DE OCTUBRE DE 2001 http://interactivo.wsj.com

Una publicación de DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—

FORD MOTOR acordó ante un tribunal de California reembolsar a dueños (actuales y antiguos) de millones de vehículos los costos de reparación en los que incurrieron debido a un sistema defectuoso de encendido en automóviles y camionetas. La medida le podría costar a la automotriz US$2.700 millones.

* * *

La Organización Mundial de Comercio proyecta que el crecimiento del intercambio comercial internacional será de sólo un 2% este año, comparado con el 12% de 2000. El intercambio, que excluye los sectores de banca, seguros y otros servicios, no ha caído a ese nivel desde 1982.

* * *

GM y Ford en Brasil iniciaron campañas agresivas para impulsar la débil demanda de vehículos. Ford lanzó lo que la empresa considera la campaña de marketing más grande en Brasil y ofrece US$100 a los consumidores que prueben sus modelos y prefieran los de la competencia. GM decidió ofrecer financiación sin intereses.

* * *

Los pedidos de bienes durables cayeron el mes pasado en EE.UU. un 8,5% a US$165.440 millones, el nivel más bajo en cinco años, debido en gran parte a la marcada caída de las pedidos de aviones después de los ataques del 11 de septiembre.

* * *

La huelga de trabajadores de Petrobrás redujo 60% la producción de la petrolera en su primer día. Petrobrás anunció que tiene suficiente crudo como para cumplir sus contratos de exportación y abastecer el mercado local hasta el domingo, día en que está programado que termine el paro.

* * *

aprobó un paquete legislativo que amplía los poderes del gobierno para investigar, detener e interceptar a sospechosos de terrorismo. La ley había sido aprobada el miércoles por la Cámara y ahora espera la firma del presidente Bush.

* * *

Exxon Mobil y Wintershall, filial de BASF, firmaron un acuerdo de cooperación para perforación exploratoria en un área a 90 kilómetros de la costa del estado de Espirito Santo. Esso Exploração Espirito Santo Limitada, de Exxon, tiene una participación del 75% en el proyecto; BM-ES-1, filial de Wintershall, tiene el 25% restante.

* * *

La tasa de desempleo en Brasil fue de un 6,8% en el mes, la misma que en agosto; por debajo del 7,3% de hace un año. La tasa no bajó porque no se iniciaron las contrataciones de fin de año.

La tasa de desempleo de Chile llegó al 10,1% durante el período de julio a septiembre, frente al 9,7% del trimestre que finalizó en agosto.

* * *

Home Depot, cadena de productos para mejora del hogar, venderá sus cuatro tiendas en Argentina a Cencosud, de Chile, por cerca de US$100 millones. La estadounidense detuvo en junio un plan de expansión en Argentina por las bajas ventas.

* * *

AIG registró US$326,8 millones en ganancias en el tercer trimestre, cifra considerablemente inferior a los US$1.700 millones de hace un año. La aseguradora sufrió costos relacionados con los ataques del 11 de septiembre.

* * *

Bush encara presiones para lograr resultados en su campaña afgana

CARLA ANNE ROBBINS, EN WASHINGTON, STEVE LEVINE, EN PESHAWAR, PAKISTÁN, Y ALAN CULLISON, EN BAGRAM, AFGANISTÁN,
redactores de The Wall Street Journal

El presidente de Estados Unidos, George W. Bush, varias alertó que la guerra contra el terrorismo podría durar años. Pero el *tiempo ya está apremiando su* campaña militar en Afganistán.

Luego de 19 días de bombardeos, las autoridades estadounidenses reconocen que los guerrilleros talibanes han demostrado *una resistencia notable.*

A pesar de haber tenido fuertes pérdidas en su equipamiento, combustible y provisiones, el Talibán todavía controla todas las principales ciudades del país.

Hay pocos signos de que EE.UU. está cerca de atrapar a Osama bin Laden o a sus principales colaboradores. Los enemigos más organizados del Talibán, la Alianza del Norte, dice que no pueden realizar *una ofensiva importante sin más* armas ni bombardeos estadounidenses.

Tres semanas no es mucho tiempo para una acción militar, especialmente cuando EE.UU. *está haciendo todos los esfuerzos para minimizar los daños civiles.* De todos modos, Bush enfrentará una fuerte presión para mostrar más avances en las próximas semanas, antes de que sus problemas se agraven.

Los nerviosos aliados del mundo islámico, cuyo apoyo es vital en la guerra contra el terrorismo, están pidiendo que EE.UU. finalice rápidamente el bombardeo, preferentemente antes de que comience el Ramadán, el mes dos para aceptar una campaña militar prolongada e incluso bajas significativas. "Pero querrán ver algunos signos de que el esfuerzo militar está triunfando", agrega.

Y los estadounidenses podrían ponerse más nerviosos si la acción militar se torna más peligrosa en las próximas semanas a medida que los comandos lancen *más ataques terrestres en búsqueda de bin Laden* y los líderes talibanes.

Las autoridades estadounidenses han enviado señales mixtas con respecto a la duración de la *campaña.* Un escenario es que EE.UU. disminuya pronto el bombardeo y concentre su atención en los esfuerzos encubiertos para atrapar a Bin Laden.

Otra alternativa es que *EE.UU. decida que habrá poco* apoyo internacional a una reanudación de los bombardeos en el segundo trimestre del próximo año por lo que es mejor seguir atacando ahora con la esperanza de ayudar a la Alianza del Norte, la principal fuerza de oposición a los talibanes, para que tome algunas ciudades clave antes de que llegue el invierno.

Estos son algunos de los problemas prácticos que Bush y sus principales asesores enfrentarán en las próximas semanas.

La campaña: En Afganistán, las fuerzas contrarias la Alianza del Norte critica abiertamente tanto el tamaño como la efectividad del bombardeo estadounidense. Desde una torre de pas tienen fama por su estilo cauteloso que sigue un precepto del secretario de Estado, Colin Powell: No atacar hasta tener una superioridad aplastante.

Un problema para los planificadores militares ha sido la habilidad del Talibán de escarvar hondo para sobrevivir a las bombas. Ya que es un país seco y montañoso, Afganistán tiene un sistema de riego complicado con varios siglos de antigüedad. Tiene canales subterráneos que captan los residuos líquidos. Junto con la enorme serie de cuevas en las montañas, éstos han sido utilizados por el Talibán para guardar hombres, armas y provisiones.

George W. Bush

En cuanto a Bin Laden, las autoridades de EE.UU. han advertido desde un inicio que localizarlo estará más relacionado con la suerte que con la alta tecnología. Y las primeras tres semanas parecen darles la razón.

Un invierno crudo: El duro invierno en la región dificultará las operaciones militares de ambos bandos. Pero los efectos podrían ser más perjudiciales para EE.UU. y la Alianza del Norte que para el Talibán, cuyas filas están acostumbradas a refugiarse durante estos meses. Una vez que comiencen las tormentas invernales, los pilotos de EE.UU. tendrán que enfrentar una menor visibilidad, especialmente en las regiones montañosas cerca de Kabul y al norte, donde se ha con- fuerza rebelde que lucha en las accidentadas montañas alrededor de la capital donde de las temperaturas pueden caer muy por debajo de cero. en el punto más álgido del invierno, *las armas no* funcionan y muchos pasajes en la montaña son obstruidos por la nieve, haciendo casi imposible mover provisiones por tierra.

El invierno, una coalición frágil y la resistencia de los talibanes complican el

El Talibán enfrentará algunos de los mismos problemas logísticos. Pero los analistas de defensa consideran que ya están bien fortalecidos en Kabul, con las rutas de aprovisionamiento al sur aún firmemente bajo su control.

En los próximos días EE.UU. podría intentar bloquear esas rutas si es que espera sacar al Talibán en algún momento durante el invierno. Pero EE.UU. no puede darse el lujo de ser acusado de provocar hambruna entre los ciudadanos de la capital y el clima podría afectar drásticamente a los esfuerzos humanitarios.

Una coalición nerviosa: Para Bush, el desafío siempre ha sido ganar la batalla por el control de Afganistán sin desarticular la coalición internacional que ha ensamblado para la lucha más amplia contra el terrorismo. Eso acto de equilibrismo se volverá aún más complicado en las próximas semanas.

Los países islámicos aliados con EE.UU. se pondrán más nerviosos mientras más se prolongue el bombardeo estadounidense. Pero tampoco quieren que los bombardeos se intensifiquen o se

Plural Entertainment, filial de producción de TV de Prisa, firmó un acuerdo con Argos Comunicación, productora mexicana, para trabajar de forma conjunta en producciones en México, España y EE.UU.

* * *

Chevron y Texaco, compañías que oficializaron su fusión a comienzos de mes, reportaron una caída de sus ganancias del 24% y el 87% respectivamente en el tecer trimestre. Las petroleras citaron los débiles precios del crudo y del gas natural.

* * *

Sony informó pérdidas netas de US$107 millones en el tercer trimestre debido a la caída de la demanda y la erosión de precios. La compañía advirtió que el siguiente semestre sería sombrío.

* * *

Goodyear Tire & Rubber reportó un declive de 45% de sus ganancias para el tercer trimestre, consecuencia de la actual desaceleración económica.

* * *

El Senado estadounidense

* * *

Dow Chemical tuvo una caída de 84% en sus ganancias netas para el tercer trimestre debido a la débil demanda. Las utilidades llegaron a US$57 millones.

* * *

El Banco Central Europeo mantuvo sin cambios las tasas de interés a corto plazo, en 3,75%, a pesar de la creciente presión política que exigía un recorte que impulse la economía de la región. El organismo ha recortado las tasas de referencia en tres ocasiones en 2001.

* * *

Las autoridades británicas rechazaron el intento de WPP Group de retirar su oferta de compra por US$620 millones sobre la firma Tempus Group, alegando cambios materiales en la situación financiera de esta última desde el momento en que se cerró el pacto. WPP anunció *que apelará la decisión.*

Más informaciones en www.interactivo.wsj.com
Envíe sus comentarios a: americas@wsj.dowjones.com

comience el Ramadán, el mes santo de los musulmanes, a mediados de noviembre.

Mientras tanto, los cerebros militares miran con recelo la llegada del crudo invierno afgano, que dificultaría un bombardeo *preciso o el transporte de comandos* para atacar por tierra.

La opinión pública estadounidense no es una gran preocupación en este momento. Todas las encuestas muestran un abrumador apoyo a la acción militar como respuesta a los ataques del 11 de septiembre. Peter Feaver, experto en reacciones públicas hacia la guerra Triangle Institute, en Carolina del Norte, dice que los estadounidenses están preparados. Desde una torre de control aéreo en el sur del país, en el frente mayormente controlado por los soldados antitalibanes, el general de la Alianza del Norte, Baba Jan, tiene un *buen panorama de los ataques* aéreos. Y no le gusta lo que está viendo. "Si siguen así, será una guerra larga y terrible", dijo Baba Jan. Y agregó: "*Si los estadounidenses* quieren lograr algo aquí, necesitan bombardear de una manera que demuestre su real poderío".

Para algunos, no sorprende que la Alianza del Norte no haya aprovechado el bombardeo para dominar más territorio. Sus tropas cerca de Kabul y al norte, donde se ha concentrado la mayor parte del bombardeo estadounidense.

complican el panorama.

El mayor problema que ofrece el invierno podría ser para la Alianza del Norte.

Históricamente, en Afganistán la lucha se detiene con la llegada del invierno a mediados *de noviembre, y cualquier esperanza* que EE.UU. tenga de ver al grupo rebelde conquistar Kabul podría tener que ser diferida hasta que se reanude la "época de combate" en marzo.

Los problemas de logística relacionados con el invierno son enormes, especialmente para las. Pero tampoco quieren que los bombardeos se intensifiquen o se amplíen, una forma para terminar antes, ante el riesgo de que aumenten las bajas de civiles.

El peligro para los países islámicos con los cuales EE.UU. cuenta para su alianza contra el terrorismo (Pakistán, Arabia Saudita, Egipto, Jordania, Siria e Indonesia) es que la prolongación de la guerra despertará más sentimientos antiestadounidenses y alimentará el extremismo islámico entre sus poblaciones.

Para EE.UU., el riesgo es que esos aliados islámicos sentirán la necesidad de retirarse de la alianza contra el terrorismo a objeto de aplacar las críticas en sus países.

Los latinos estadounidenses no dejan de consumir

EDUARDO PORTER
Redactor de The Wall Street Journal

Las ventas minoristas están deprimidas; la confianza del consumidor está a la baja y la mayoría de los economistas conincide en que Estados Unidos atraviesa (o está cerca) de una recesión. Pero en Ramírez Ford, los negocios marchan de maravilla.

En lo que va del año, este distribuidor de Ford en Rio Grande City, *ciudad texana ubicada a* unos dos kilómetros de la frontera con México, ha vendido 1.102 autos y camiones, o sea,145 más que en el mismo período del año anterior. "Nuestro inventario está a punto de agotarse", dice Dan Ramírez, copropietario del negocio, quien piensa abrir en los próximos meses una distribuidora de DaimlerChrysler.

En medio de los crecientes informes del deterioro del gasto de los consumidores en EE.UU., los negocios en enclaves hispanos como Rio Grande City (donde el 96% de la población es de origen hispano) están probando ser más resistentes que en cualquier otra parte. "¿Recesión?", se pregunta Larry González, a cargo de las *sucursales del Texas State Bank,* en Rio Grande City. "Aquí no ha llegado para nada".

La desaceleración económica tampoco es muy visible en las comunidades cubano-americanas de Miami o en los enclaves mexicanos del sur de California. "Las *tendencias demográficas son tan* favorables que no pueden ser sofocadas por la fuerza cíclica negativa", dice Jeffrey Humphreys, jefe de pronósticos económicos en la Escuela de Negocios Terry, de la Universidad de Georgia.

En septiembre, la tasa de desempleo entre la población hispana de EE.UU. se disparó a un 6,4%, frente al 5,6% del año anterior. No obstante, el número de latinos con empleo se incrementó en 155.000 personas, a medida que cada vez más gente se incorporaba a la fuerza laboral. Ese mismo mes, la economía estadounidense en general perdió 129.000 puestos de trabajo.

Durante años, el incremento de la población ha estimulado el crecimiento de los ingresos personales de las comunidades latinas. En la década pasada, el poder adquisitivo de los hispanos creció casi el doble de rápido que el del resto de la población, según Humphreys, hasta ubicarse en US$500.000 millones este año.

Esto ocurrió al tiempo que la población hispana se expandió cuatro veces más que el crecimiento general de la población estadounidense.

Este crecimiento en números fue lo que impulsó el mercado latino durante la última recesión. Humphreys calcula que mientras el ingreso disponible en Estados Unidos cayó en 1991, el poder adquisitivo de los latinos creció en más de 2% en términos reales.

Durante los primeros ocho meses de este año, antes de los ataques terroristas de septiembre, pero después de que la economía se empezara a desacelerar, la fuerza del gasto entre los latinos puede verse claramente en la industria automotriz. Información de la firma de investigación R.L. Polk muestra que los registros de vehículos en EE.UU. cayeron un 5,7% en los primeros ocho meses de 2001, frente al mismo período del año anterior. En tanto, los registros realizados por la comunidad latina se incrementaron un 2,2%.

Poder de compra

Matrículas de las principales marcas de autos y camiones; variación % entre los primeros ocho meses de 2001 y el mismo período de 2000.

20 %
10
0
-10
-20
Matrículas hechas por hispanos
Matrículas totales
Ford Chevy Toyota Honda Dodge Total

Fuente: R.L. Polk & Co.

Esto no significa que las familias latinas en EE.UU. se están salvando de los efectos de la desaceleración. Desde el 11 de septiembre, decenas de miles de familias han perdido sus empleos en los sectores hotelero y de restaurantes. Sin embargo, con la excepción de estas industrias, los empleos del rango más bajo, generalmente ocupados por latinos, han sido menos susceptibles a los recortes. En los hogares latinos es común que más de un miembro de familia salga a trabajar, por lo que es menos probable que los despidos los despojen de la totalidad de sus ingresos.

Aunque resulta difícil tener una idea exacta del comportamiento del gasto entre los latinos, una cosa que resulta absolutamente clara es que los anunciantes aseguran que este mercado sigue siendo prometedor. El gasto publicitario en TV de habla hispana, por ejemplo, creció a una tasa de dos dígitos este año, pese a un declive general en la industria publicitaria de EE.UU.

La aduana de EE.UU., en nuevo papel antiterrorista

PAUL BECKETT
Redactor de The Wall Street Journal

WASHINGTON

El Servicio de Aduanas de Estados Unidos ha asumido un nuevo papel en la campaña antiterrorista de ese país, al encabezar un grupo de trabajo del Departamento del Tesoro cuyo objetivo es desarrollar una amplia ofensiva contra los que financian el terrorismo.

La formación de este nuevo equipo llamado Operation Green Quest (Operación Pesquisa Verde), subraya hasta qué punto las autoridades estadounidenses creen que EE.UU. enfrenta una amenaza *terrorista que trasciende la red Al Qaeda,* de Osama bin Laden, principal sospechoso de los ataques del 11 de septiembre.

El Servicio de Aduanas ha tenido que realizar durante mucho tiempo investigaciones relacionadas con el lavado de dinero procedente del tráfico de drogas.

La agencia asume esta mayor responsabilidad en el frente antiterrorista sólo semanas después de que Robert Bonner, ex jefe de la Agencia de Lucha contra las Drogas (DEA), tomara la batuta como inspector del servicio aduanero. Bonner, de 59 años, fue confirmado en su cargo el pasado 24 de septiembre.

"La Operación Green Quest no apunta ni se concentra simplemente en entender a 19 terroristas y a Al Qaeda", dijo Bonner. "Hay una serie de organizaciones que sé que no son Al Qaeda pero que a mi juicio representan una gran amenaza para EE.UU.". *El funcionario prefirió no dar más detalles.*

Agentes del Servicio Nacional de Impuestos de EE.UU. (IRS), del Servicio Secreto y de la Oficina Federal de Investigaciones (FBI) participarán en la Operation Green Quest. Dicha operación, de todos modos, *incluirá principalmente a los agentes de aduanas.*

Además de inspeccionar las transacciones bancarias, que hasta ahora han sido cruciales en la investigación del gobierno, el equipo de trabajo pondrá su lupa sobre los distintos métodos de transferencia de dinero, como el hawallah, una vieja forma de mover dinero en el Medio Oriente basada en acuerdos verbales, en lugar de transacciones que impliquen un documento.

En las últimas semanas, Bonner ha comenzado a replantear el objetivo del Servicio de Aduanas para responder a la amenaza terrorista.

El 11 de septiembre, el servicio entró en el nivel de alerta máxima, exigiendo a los puestos fronterizos del norte y sur del país que tuviesen personal al pie del cañón las 24 horas del día. Para tener más protección, Bonner dijo que estaba considerando nuevas medidas para "reforzar" los 6.400 kilómetros de la frontera con Canadá. Entre las medidas estarían poner barricadas de acero y un sistema de vigilancia mediante videocámaras en lugares fronterizos poco transitados fuera de las horas pico.

Bonner también pidió que todas las aerolíneas extranjeras provean electrónicamente al Servicio de Aduanas la listas de pasajeros de los aviones que viajan a EE.UU. En estos momentos, cerca del 85% de las aerolíneas envía *voluntariamente estas listas a la* aduana antes de aterrizar en EE.UU. Pero varias firmas, como las aerolíneas de bandera de Egipto, Arabia Saudita, Kuwait, Jordania y Pakistán, no lo hacen.

Bonner quiere exigir a las aerolíneas que le entreguen esas listas, posiblemente denegando el derecho de aterrizaje a las aerolíneas que no acepten colaborar.

ECONÓMICAS

CIFRA DEL DÍA

14,4 por ciento crecieron las importaciones entre enero y agosto.

DÓLAR		CAFÉ			PETRÓLEO			BOLSA DE COLOMBIA			INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	▲ $ 2.319,53	Dólares por libra en N.Y.			Dólares por barril			IGBC (Índice General)			Efectivo anual		HOY		Pesos por Compra	Venta
Casa de cambio (c)	▶ $ 2.110,00	Hoy		0,62	Hoy		22,06	Hoy		807,65	DTF	11,46%	$ 120,8030	Bolívar	3,11	3,21
Casa de cambio (v)	▶ $ 2.160,00	Ayer		0,62	Ayer		21,85	Ayer		807,93	DTF Trimestre anticipado	10,70%	MAÑANA	Dólar (Ecuador)		$ 2.319,53
											TBS Efectivo anual Bancos a 90 días	11,36%	$ 120,8174	Peso mexicano		

US$ 32 millones del BM

La Comisión Interparlamentaria de Crédito Público autorizó ayer la contratación de un crédito por 32 millones de dólares, con una contrapartida del Gobierno por 20 millones más, para apoyar empresas asociativas agropecuarias mediante alianzas con entidades del sector. Las alianzas comenzarán en Cota (Cundinamarca) y Rivera (Huila), para hortalizas, cacao, soya, maíz y tabaco.

Nuevos daños a oleoducto

El ELN dinamitó en cinco sitios el oleoducto Caño Limón-Coveñas, en Arauca, informaron fuentes militares. Las fisuras provocadas por los explosivos en la tubería fueron descubiertas por oficiales de la Brigada militar número 18 que sobrevolaron la tubería. Con estos atentados los ataques perpetrados este año contra el oleoducto son 127, con pérdidas por casi 90 millones de dólares.

Resultados Bancoldex

Indicadores Bancoldex
Miles de millones de pesos

Patrimonio	1.214
Ingresos financieros	245
Margen financiero neto	113
Utilidades	85
Desembolsos en pesos	674
Desembolsos en millones de dólares	215

Fuente: Bancoldex.

El Banco de Comercio Exterior, Bancoldex, completó un patrimonio de 1,2 billones de pesos y en los últimos 3 años ha arrojado utilidades por 92 mil millones de pesos. Según un balance de la entidad, de enero a septiembre el banco generó utilidades por 85 mil millones de pesos. En los últimos 3 años las líneas de crédito en pesos han sido las de mayor dinámica con 5.889 millones.

División algodonera

El presidente de Finagro, Cesar Pardo Villalba criticó la falta de flexibilidad de Diagonal y Conalgodón, los

SUPERBANCARIA / FUERTE CRÍTICA A FALLO DEL CONSEJO DE ESTADO

Borrón de las 'listas negras'

El sistema financiero necesita conocer la historia crediticia de una persona o entidad, reclamó la Superbancaria.

Sacar de las 'listas negras' a los morosos que se pongan al día en sus obligaciones aumentará el riesgo del sistema financiero en el momento de estudiar peticiones de crédito.

En las bases de datos (como la Cifin, que administra la Asociación Bancaria, o Datacrédito) aparece la historia crediticia, buena o mala, de una persona o empresa, bien sea con la banca o con establecimientos industriales y comerciales.

Para la Superintendente Bancaria, Patricia Correa, "es nefasto" que el Consejo de Estado haya ordenado, el pasado 21 de septiembre, borrar de dicha lista a una deudora que entró en mora y que posteriormente pagó lo que debía.


Número de registros en Dacrédito A septiembre
19.086.634
7.435.583
3.090.386
Sector financiero
Sector real
Sector cooperativo
Fuente: Superintendencia Bancaria.

La sentencia de la Corporación, que se produjo a raíz de una tutela, es preocupante, dijo la funcionaria, porque la historia de una persona y sus codeudores sirve para mejorar el análisis de riesgo de los intermediarios financieros y de quienes otorgan créditos.

Al tiempo que fustigó ese fallo, Correa criticó también la lentitud operativa de las bases de datos, porque en muchas ocasiones un moroso se pone al día, pero esta información tarda en ser actualizada.

Esta situación, dijo, causa enormes perjuicios a quienes solicitan créditos, ya que son rechazados porque al consultar las centrales de información todavía aparecen como morosos. El pago de una obligación debería aparecer inmediatamente en pantalla.

"Estamos en el peor de los mundos –se lamentó la Superintendente– porque el consumidor se encuentra desprotegido ante esas tardanzas en actualizar la información y, entonces, esta no es veraz, pero vía tutela se desvirtúa el objetivo de las centrales de información".

El Gobierno presentará un proyecto de ley que regule la materia y proteja a los ciudadanos y propenda por una mejoría de la información que se maneja en las bases de datos.

COMUNICACIONES

Atraerán inversión extranjera

El Gobierno se comprometió ayer a impulsar en el congreso una Ley General de Telecomunicaciones que garantice un marco jurídico y de regulación estable para la inversión extranjera.

El anuncio lo hizo la ministra de Comunicaciones, Angela Montoya, en Cartagena, donde inauguró el VII Congreso andino de telecomunicaciones que reune a por los menos 1.500 empresarios de este sector.

La funcionaria señaló que la ley buscará, la promoción de la innovación tecnológica para la convergencia de los distintos sistemas.

También se promoverá la consolidación de un clima de competencia leal entre los distintos agentes y la promoción de la mayor cobertura para el acceso universal de los servicios de telecomunicaciones. Montoya no especificó la fecha en la que se presentará el proyecto.

los cuales no permitieron el pleno cumplimiento del plan de salvamento algodonero para el municipio de Codazzi en Cesar, principal productor de algodón nacional. Lo anterior llevará a que de 60 mil hectáreas solamente se siembre la mitad.

Comercio con Costa Rica

El ministro de Relaciones Exteriores de Costa Rica, Roberto Rojas, realizará una visita oficial a Colombia el lunes y martes próximo con el fin de promover el comercio, las inversiones y el turismo. Rojas estará acompañado por un grupo de empresarios y por el ministro costarricense de Turismo, Walter Niehaus.

Congreso Fitac

La Federación Nacional de Transitarios, Sociedades de Intermediación Aduanera y Alamacenadoras (Fitac), realizará los días del 25 al 27 de octubre su tercer congreso nacional en Bogotá. Se hará la revisión final del Estatuto Aduanero. también se analizarán las incidencias de las concesiones portuarias y aeroportuarias.



NUNCA TE OLVIDES DE PEDIR LA FACTURA

**REPUBLICA DE COLOMBIA
DIRECCION DE IMPUESTOS
Y ADUANAS NACIONALES**

DIAN

LICITACION PUBLICA No. 08 DE 2001

RESOLUCION DE APERTURA No. 9233 DEL 23 DE OCTUBRE DE 2001

OBJETO

LA UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES, tiene la necesidad de contratar la prestación del servicio de vigilancia para las dependencias e inmuebles de la Entidad a nivel nacional.

INFORMACION GENERAL

FECHA Y HORA DE APERTURA: 6 de noviembre de 2001 a las 10:00 a.m.

VISITA OBLIGATORIA: 7 de noviembre de 2001 a las 8:00 a.m. en los sitios indicados en el Pliego de Condiciones.

FECHA Y HORA DE CIERRE: 19 de noviembre de 2001 a las 10:00 a.m.

LUGAR

Las propuestas deben ser depositadas en la urna ubicada en la División de Adquisiciones y Contratos de LA ENTIDAD, ubicada en la carrera 8ª. No. 6-64, 2º. piso, Edificio San Agustín, Bogotá, D.C., o por correo radicadas en el Grupo de Correspondencia de LA ENTIDAD, en la carrera 8ª No. 6-60, Edificio San Agustín de Bogotá, D.C.

CONSULTA, VENTA Y VALOR DE LOS PLIEGOS:

Los interesados en la presente Licitación pueden consultar y/o adquirir el pliego de condiciones en la División de Adquisiciones y Contratos de LA ENTIDAD, carrera 8ª No. 6-64, 2º piso, Edificio San Agustín, Bogotá, D.C., desde el 29 de octubre de 2001 *hasta el día 16 de noviembre de 2001, entre las 9:00 a.m. y las 5:00 p.m., de lunes* a viernes, igualmente puede ser consultado en la pagina WEB de la DIAN, dirección: WWW.DIAN.GOV.CO (Sección contratación - procesos de contratación – licitaciones (barra izquierda de la página).

Los pliegos tendrán un valor de UN MILLON DE PESOS ($1.000.000.00) M/CTE, no reembolsables y consignados en la cuenta de ahorros No. 506-093601-5 del Banco Citibank denominada UAE DIAN RECURSOS PROPIOS.

CRITERIOS DE EVALUACION

Las propuestas se evaluarán, previo análisis comparativo de las propuestas, de acuerdo con los siguientes criterios: Aspectos Técnicos: 48 puntos; Precio de la Oferta: 40 puntos; Capacidad Financiera: 12 puntos.

PRIMER AVISO

COMUNICACIONES DIRECCION GENERAL DIAN 2001

ACCIONES DE MAYOR MOVIMIENTO

Especie	PRECIO Anterior	PRECIO Cierre	VARIACIÓN	VARIACIÓN Porcentual	PRECIO Máximo	PRECIO Mínimo
BOLSA DE VALORES DE COLOMBIA						
CARTON	1,850.00	2,035.00	185.00	10.00%	2,035.00	2,000.00
ÉXITO	3,800.00	3,800.00	0.00	0.00%	3,834.00	3,800.00
BAVARIA	6,900.00	6,900.00	0.00	0.00%	6,900.00	6,900.00
CHOCOLATES	5,330.00	5,360.00	30.00	0.56%	5,360.00	5,360.00
CEMARGOS	4,260.00	4,307.00	47.00	1.10%	4,400.00	4,300.00
BANCOLOMBIA	975.00	954.00	-21.00	-2.15%	975.00	950.00
CADENALCO	750.00	740.00	-10.00	-1.33%	740.00	730.00
INTERBOLSA	2,500.00	2,500.00	0.00	0.00%	2,500.00	2,500.00
COLTABACO	1,696.00	1,650.00	-46.00	-2.71%	1,660.00	1,650.00
BANBOGOTA	3,700.00	3,700.00	0.00	0.00%	3,700.00	3,699.00
PAZRIO	0.58	0.52	-0.06	-10.34%	0.53	0.52
COLINVERS	1,350.00	1,299.00	-51.00	-3.78%	1,300.00	1,299.00
SUR.INVERSIONES	950.00	950.00	0.00	0.00%	950.00	940.00
CEMCARIBE	4,302.00	4,380.00	78.00	1.81%	4,380.00	4,380.00
CEMVALLE	3,000.00	3,000.00	0.00	0.00%	3,000.00	3,000.00

Fuente: IGBC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia octubre
860,71 — 807,65
10 11 12 16 17 18 19 22 23 24

DOW JONES
Bolsa de Nueva York octubre
9.240,86 — 9.345,62
10 11 12 16 17 18 19 22 23 24

NIKKEI
Bolsa de Tokio octubre
9.964,88 — 10.802,15
10 11 12 16 17 18 19 22 23 24

FTSE 100
Bolsa de Londres octubre
5.153,10 — 5.167,60
10 11 12 16 17 18 19 22 23 24

MERCADOS

En Colombia

DÓLAR

Mercado cambiario Octubre 24/2001

Precio de apertura	$2.322,00
Precio promedio	$2.319,61
Precio de cierre	$2.319,30
Precio mínimo	$2.315,25

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Ultrabursátiles	Ultrarenta	11,52%
Helm Securities	Capitalizar	10,46%
Acciones y Valores	Accival	11,34%
BBVA Val. Ganadero	Fontesoro	12,78%
Comis. de Colombia	Opción	n.d.
Promotora Bursátil	Promorenta	11,42%
Profesionales de Bolsa	Valor	11,10%
Corredores Asociados	Interés	10,70%
Suvalor	Surenta	n.d.

CONSTRUCCIÓN / COLOMBIA EXPORTA SISTEMA A 14 PAISES LATINOAMERICANOS

Se hacen casas en un día

Viviendas pueden costar 10 millones de pesos, en concreto monolítico. Ya se han hecho edificios y cárceles en tiempo récord.

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO

Así como se hacen helados, gelatinas o pasteles en moldes, hoy se pueden construir apartamentos, casas y edificios. No son prefabricados pero se hacen en un día.

Puede tratarse de una vivienda de interés social o de estrato 6. En una ciudad de clima cálido, frío o de páramo. El terreno puede ser como una mesa de billar o una pendiente.

Si es una casa, los cimientos, las paredes, las placas del entrepiso y el techo quedarán como una unidad sellada: sin uniones, varillas, remaches o tornillos.

El sistema es de vaciado. Se comienza armando las formaletas, como los niños pueden armar un Fisher Price o un Estralandia. Se disponen los espacios en el modelo de formaletas: aquí la sala, el comedor, las habitaciones, la cocina.

Las formaletas dejan el vacío justo, desde 7,5 hasta 12 centímetros, que será el grosor de las paredes. Cuando ya está todo dispuesto, esa cavidad se llena con un concreto especial, autocompactante, que permita retirar las formaletas cuando ya esté seco.

Construcción monolítica

Previamente, en el vacío se han puesto los conductos eléctricos y de las aguas potables, minimice tiempo y desperdicios, reduzca pérdida de material por robo, no necesite almacenamiento de materiales y, lo maravilloso, ¡la casa queda lista en un día!

Los costos de la obra se *pueden reducir hasta un 16* por ciento y ganarse 5 por ciento en espacio interior, según sea el grosor de los muros. Lascarro explica que las formaletas, que son como fichas o tejas que un obrero puede fácilmente transportar, las alquilan.

Gustavo Serrano y Eduardo Verswyvel, de Formesán y Forsa, están orgullosos de gerenciar las dos más grandes empresas de alquiler de formaletas. Forsa, además, las exporta a 14 destinos y el año pasado vendió 5 millones de dólares. Forsa está asentada en Caloto (Cauca), al amparo de la Ley Páez.

Las formaletas se pueden retirar fácilmente cuando el concreto seque o se haya fraguado. Luego, se procede a 'desencofrar' la casa o el apartamento, o el segmento del edificio que se esté construyendo. La formaleta armada es eso, en realidad: un cofre dentro del cual se vierte el concreto.

En cualquier caso, se necesitan 0,30 metros cúbicos de concreto, por cada metro cuadrado de construcción. En Yopal se acaba de terminar El Yopo, un barrio de 400 casas y 150 apartamentos de interés social, en menos de 3 meses. En Medellín se levantaron con este sistema los 23 pisos del edificio Cantapiedra, en un barrio de estrato 6.

Tan confiables son las construcciones que no solamente el Fondo de Reconstrucción del Eje Cafetero (Forec) apeló en Armenia



ESTA ESTRUCTURA de Metalex deja apreciar el vacío en el que se vierte el concreto para hacer los muros. Gerardo Chaves / EL TIEMPO

Precio mínimo	$2.315,25
Precio máximo	$2.322,60
Monto	171,12*
No. Operaciones	246

(*) millones

Fuente: Datatec, Banco de la República.

Suva gr.	Surenta	n.d.
Correval	Fonval	10,96%
Serfinco	Olimpia	11,30%
Valores del Popular	Multiplus	11,78%
Nacional de Valores	Rentaval	11,40%
Interacción	Interrenta	11,33%
Acciones de Colombia	Acco Renta	12,19%
Nación	Renta Nación	11,19%
Valores de Occidente	Occivalor	12,44%

Fuente: Comisionistas de bolsa

TASAS DE INTERÉS

INDICADOR	UNIDAD	23.10.2001	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Créd. de consumo	%Efect.	32,42	UVR	%	0,26	0,11
Tarj. de crédito	%Efect.	33,61	DTF	%Efect.	11,46	11,54
Crédito ordinario	%Efect.	19,93	DTF	%Tr. A.	10,70	10,77
Créd. corporativo	%Efect.	14,87	DTF	%Tr. V.	11,00	11,07
Créd. de tesorería	%Efect.	13,89	DTF	%Sm. A.	10,56	10,63
Tasa interbancaria	%Día venc.	10,50	DTF	%Sm. V.	11,15	11,23
Libor	%Efect.	2,36	TCC	%Efect.	12,06	12,21
Prime	%Efect.	5,50	TCC	%Tr. A.	11,23	11,36
TBS 2-14 (PM10)	%Efect.	5,21	TCC	%Tr. V.	11,55	11,69
TBS 15-29 (PM10)	%Efect.	5,09	TCC	%Sm. A.	11,07	11,19
TBS 30 (PM10)	%Efect.	8,04	TCC	%Sm. V.	11,72	11,86
TBS 60 (PM10)	%Efect.	9,38	Capt. 180	%Efect.	12,24	12,09
TBS 90 (PM10)	%Efect.	11,33	Capt. 360	%Efect.	12,45	12,35
TBS 180 (PM10)	%Efect.	11,98	Int. bnc. cte.	%Efect.	26,08	25,17
TBS 360 (PM10)	%Efect.	12,40	Usura	%Efect.	39,12	38,07
TBS >360 (PM10)	%Efect.	12,45	Int. Mora	%Efect.	39,12	37,76

(PM10)=Promedio móvil 10 días- Fuente: Superintendencia Bancaria y Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiducomercio	FCO Unir	12,84%
Lloyds Trust	FCO Lloyds Open	11,29%
Santander Investment	FCO	11,50%
Fiducolpatria	FCO Rendir	11,22%
La Previsora	FCO Efectivo	12,01%
Fiduvalle	FCO Valor Plus	13,46%
Helm Trust	FCO Credifondo	12,67%
Fidubogotá	FCO Premier	14,39%
Cititrust	FCO Interfondo	10,36%
Fiducafé	FCO Rentacafé	11,60%
Fiducolombia	FCO Fiducuenta	11,86%
Fiduameris	FCO	n.d.
Fiduoccidente	FCO Occi-Renta	12,07%
Fiduganadera	FCO Fam	11,79%
Fidunión	FCO Único	n.d.
Fiducolmena	FCO	12,40%

Rentabilidad efectiva neta promedio última semana

Fuente: Sociedades fiduciarias

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.1226	2,063.19
Reino Unido	Libra Est. (£)	0.7015	3,301.70
Alemania	Marco (DM)	2.1956	1,054.90
Francia	Franco	7.3637	314.53
Italia	Lira	2,173.63	1.0656
España	Peseta	186.94	12.390
Suiza	Franco Suizo	1.6600	1,395.27
Japón	Yen (¥)	122.73	18.872
Canadá	Dólar can.	1.5715	1,473.84
Brasil	Real	2.7280	849.02
Argentina	Peso	1.0000	2,316.14
Perú	Nuevo Sol	3.4600	669.40
Chile	Peso	707.00	3.2760
Venezuela	Bolívar	743.00	3.1173
Ecuador	Dólar	1.0000	2,316.14
México	Peso	9.0700	255.36
Panamá	Balboa	1.0000	2,316.14

Fuente: Agencias

eléctricos y de las aguas potable y residual, y una malla electrosoldada que dará consistencia al muro. "Esta es una fundición monolítica, con mayor resistencia a incendios, vendavales, temblores y terremotos", anuncia Manuel Lascarro, directivo de la Asociación Colombiana de Productores de Concreto (Asocreto).

Este es un trabajo de coordinación –añade– entre el constructor, el dueño de las formaletas y el productor de concreto.

No de otra manera se entiende que el sistema mini- (Forec) apeló, en Armenia, al mismo método para hacer, en un santiamén, viviendas a 12 millones de pesos en el barrio La Cecilia; también en la cárcel de El Barne se construyen 12 celdas al día, de las 1.060 que ordenó el Fondo de Infraestructura Carcelaria (FIC) del Ministerio de Justicia.

Para decirlo con pocas palabras: el diseño se encofra al comenzar el día, después se fragua y al atardecer se desencofra. Y ¡ahí está la casa! "Esta es la era de los muros en concreto", finaliza Lascarro.



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ECONÓMICAS

CIFRA DEL DÍA

$ 8,7 billones total de ahorro en bancos comerciales al pasado 5 de octubre.

DÓLAR

Tasa representativa del mercado	$ 2.316,14
Casa de cambio (c)	$ 2.110,00
Casa de cambio (v)	$ 2.160,00

CAFÉ — *Dólares por libra en N.Y.*

Hoy	0,62
Ayer	0,60

PETRÓLEO — *Dólares por barril*

Hoy	21,85
Ayer	21,76

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	807,93
Ayer	801,36

INTERÉS — *Efectivo anual*

DTF	11,46%
DTF Trimestre anticipado	10,70%
TBS Efectivo anual Bancos a 90 días	11,49%

UVR

HOY	$ 120,7886
MAÑANA	$ 120,8030

MONEDAS — *Pesos por*

	Compra	Venta
Bolívar	3,12	3,22
Dólar (Ecuador)		$ 2.316,14
Peso mexicano		255,62

USO parará producción

La Unión Sindical Obrera (USO) anunció para el próximo primero de noviembre un paro en la producción de crudo del país en protesta por la reforma pensional, la supuesta privatización de Ecopetrol y el asesinato de sindicalistas. A pesar de las peticiones del ministro de Minas, Ramiro Valencia, quien literalmente se coló en una reunión del poderoso sindicato, la plana mayor de la USO reunida ayer en Bogotá dijo que de no ser escuchados tomarán acciones más drásticas. Esta semana se inicarán las asambleas informativas.

No más sobretasa aduanera

Desde ayer, la Dirección de Impuestos y Aduanas Nacionales dejó de cobrar la sobretasa aduanera del 1,2 por ciento que se aplicaba al valor FOB de todas las mercancías que ingresan al país y que había generado inconformidad entre los importadores porque encarecía los productos. El artículo 56 de la Ley 633 del año pasado fue declarado inconstitucional por la Corte, pero apenas ayer la entidad se notificó oficialmente del fallo. Hasta septiembre se habían recaudado 186.000 millones de pesos por este concepto.

El bajonazo del crédito

La baja actividad económica y la percepción de un alto nivel de riesgo financiero y los deseos de los empresarios de disminuir su nivel de endeudamiento se han constituido en los determinantes más importantes en la caída reciente del crédito del sistema financiero. Estas son las conclusiones de una encuesta realizada por el Banco de la República entre banqueros y empresarios grandes, medianos y pequeños. Los dos últimos parecen ser los más afectados con la reducción de préstamos, especialmente los de vivienda y agricultura.

CAMACOL / 'CABE PREGUNTARSE SI SE PUEDE NEGOCIAR LA PAZ CON EL DEMONIO'

Constructores lanzan S.O.S.

Refinanciar las deudas, reducir a seis meses los procesos ejecutivos hipotecarios y aumentar a $ 500 mil millones los subsidios de vivienda, pide la Cámara Colombiana de la Construcción.

En manos de la Central de Inversiones (Cisa), entidad del Fondo de Garantías de Instituciones Financieras (Fogafín), está la recuperación de muchas empresas de un sector que, como el de la construcción, hoy reporta una recuperación sostenida.

Así lo señaló Eduardo Jaramillo, presidente de la Cámara Colombiana de la Construcción (Camacol), al pedir que necesitan refinanciarse en condiciones blandas y tasas de interés razonables, y ser sacados de las listas negras.

Jaramillo consideró que el Gobierno ya hizo un esfuerzo para salvar el BCH, el Banco Cafetero, Concasa y Granahorrar, entidades financieras a las que se les compró sus carteras a través de Cisa, que ahora podría refinanciar a muchas compañías constructoras en problemas, obteniendo así dinero en efectivo.

Al ratificar que ya empieza a quedar atrás la crisis de la construcción, con un crecimiento en el inicio de obras del 20 por ciento y del 355 por ciento en los créditos hipotecarios –según el ministro de Desarrollo Eduardo Pizano–, Jaramillo también pidió abreviar de 40 a seis meses los procesos ejecutivos hipotecarios y llamó la atención sobre una legislación que haga responsables a los arrendatarios del pago de los servicios públicos.

Tras informar que, a la fecha, un millón 500 mil hogares viven en condiciones lamentables y tres millones en viviendas subnormales, reclamó el aumento de los subsidios para vivienda social de 150 mil a 500 mil millones de pesos anuales.



EDUARDO JARAMILLO, presidente de Camacol

Se refirió a las obras civiles, que están rezagadas, para las cuales propuso enfatizar el modelo de las concesiones, no solo para la construcción de vías y telecomunicaciones, sino también para las demás infraestructuras y la prestación de servicios públicos.

Jaramillo se refirió además al tema de orden público. Guerrilleros y paramilitares son, a su juicio, "un grupo pequeño de personas, con recursos provenientes del narcotráfico, el secuestro y la extorsión, que no duda en acudir al terrorismo como medio político".

"A la luz de las actuaciones de la guerrilla y paramilitares, de su barbarie, cabe preguntarse si se puede negociar con el demonio...", dijo Jaramillo.

Habló Pastrana

Anoche, el presidente Andrees Pastrana se hizo presente en la asamblea para pedirles a los constructores que recuperen el optimismo: "Después de la crisis económica, lo que nos queda es recuperar la crisis anímica".

Además, reiteró que "no hay nubarrones" para la economía nacional, hizo un recuento de todas las medidas tomadas por su administración para recuperar el sector de la vivienda y anunció dos proyectos de ley más para agilizar los procesos de restitución de bienes arrendados y de ejecución de hipotecas.

CONGRESO / POSITIVO BALANCE HACE FENALCO

piden los comerciantes

Con un llamado al Gobierno para que formalice un acuerdo, no solamente con las Farc sino con las Autodefensas Unidas de Colombia (AUC), comenzará hoy la asamblea anual de la Federación Nacional de Comerciantes (Fenalco).

El presidente de Fenalco, Sabas Pretelt de la Vega, también reclamará fórmulas audaces para que, en el corto plazo, se concrete un cese de hostilidades.

Dando un viraje a su habitual sentido crítico destacará los esfuerzos del gobierno de Andrés Pastrana para reactivar la economía, mantenido en un dígito la inflación y controlada la tasa de cambio del peso frente al dólar.

Pretelt pedirá, para hacer –a su juicio– más expedita la actividad mercantil, reducir trámites injustificados, como derechos de autor por la ejecución pública de música, concepto de bomberos, distancias mínimas entre droguerías y prohibición de incentivos promocionales en golosinas, como los huevos Kinder.

Fenalco es un gremio que agrupa a 15 mil empresarios que tienen más de 30 mil negocios en el país. El año pasado, se retiraron 700 por quiebra, pero se afiliaron 1.080 nuevos. Fenalco tiene asociadas 112 mil tiendas de barrios.



Angel Enrique Godoy P.

Descansó en la paz del señor el día 21 de Octubre de 2001.

"Más la roca de mi corazón y mi porción es Dios para siempre" Salmo 74

Su esposa, hijos y nietos agradecen profundamente a entidades, amigos y familiares las manifestaciones de condolencia que han recibido con motivo de su duelo.

POLÍTICA

Vea además en:
eltiempo.com
Terrorismo. *Los expertos están divididos acerca de la posibilidad de un ataque nuclear en E.U.*
Lea todo sobre el tema en la sección Salud.

Aprobado el llamado IVA social

Todo indica que el 25 por ciento de los recursos del impuesto del IVA será destinado a la salud básica, acueducto, electrificación, alcantarillado domiciliario y al fortalecimiento de los fondos pensional de los departamentos y de las universidades públicas, entre otros rubros considerados de inversión social. La plenaria del Senado aprobó anoche este proyecto de acto legislativo en sexto y antepenúltimo debate.

Pastrana no va Italia

El presidente Andrés Pastrana ya no hará su viaje internacional número 45 a Italia, en los primeros días de noviembre. Pastrana iba a participar en la conferencia general de la FAO, en la Cumbre Mundial de Alimentos y planeaba una audiencia con el Papa Juan Pablo II. Aunque no se revelaron los motivos de la decisión, se supo que en reemplazo de Pastrana viajará el vicepresidente Gustavo Bell.

Proyectos clave en el Senado

El Senado en pleno dio anoche luz verde para que el Estado colombiano, a través de la Constitución, pueda reconocer la jurisdicción de la Corte Penal Internacional. El proyecto pasó a estudio de la Cámara. Y ayer, la Comisión Primera del Senado abrió las puertas para que los congresistas puedan ser designados ministros y embajadores, al aprobar un proyecto que elimina esa prohibición.

ONU evalúa



Hina Jilani, representante del Secretario General de la ONU sobre Defensores de Derechos Humanos, llegó al país. Jilani se entrevistará con el Presidente y viajes a Barrancabermeja y Medellín, donde se reunirá con ONG. Los defensores de derechos humanos aspiran a que la visita sirva para legitimar su trabajo. En los últimos cinco años, 68 activistas han sido asesinados en Colombia.

'No están en la campaña'

En respuesta a la columna de Roberto Posada, 'D'Artagnan', del pasado domingo en EL TIEMPO, la campaña de Álvaro Uribe le envió una carta al periodista, en la que le señala que "los señores Alberto Santofimio, Rodolfo González, David Turbay y José Guerra de la Espriella, no han pertenecido,

PROCESO / DOS AVIONES MIRAGE SOBREVOLARON EL CAGUÁN

'De este lado estamos unidos': Pastrana

El Presidente fue enfático al afirmar que mantendrá los controles que ordenó en la zona de distensión. Emplazó a las Farc a cumplir con su palabra.



EL PRESIDENTE Pastrana sugirió ayer en el DAS que se está perdiendo la unidad de mando en las Farc. Javier Casella

UNIDAD DE PAZ

Siguen las tensiones en el proceso de paz.

Mientras el Gobierno percibe, y así lo dijo ayer, que está desapareciendo la unidad de mando en las Farc, aviones Mirage sobrevolaron el casco urbano de San Vicente del Caguán, provocando alarma entre la población.

Ayer, durante la celebración del aniversario 48 del DAS, el presidente Andrés Pastrana envió un duro mensaje al grupo guerrillero y le dijo que "es hora de pasar de las cartas y los mensajes a los hechos".

"Del lado del sistema democrático estamos todos unidos en el propósito de los temas que más interesan a los colombianos: el cese del secuestro, la extorsión y los ataques a la población civil, y la aplicación del Derecho Internacional Humanitario. "De este lado de la mesa no hay divisiones", afirmó el Presidente.

El ministro del Interior, Armando Estrada, *interpretó* las palabras de Pastrana: "...es

dente del país) mantuvo retenidos, pese a la orden del jefe de las Farc, 'Manuel Marulanda', para liberarlos.

Pastrana, firme

Entre tanto, la tensión en San Vicente creció por el sobrevuelo de dos aviones Mirage a baja altura, en el casco urbano, *ayer en la tarde.*

El comisionado Camilo Gó-

ABREN INVESTIGACIÓN A PASTRANA

La Comisión de Acusación de la Cámara de Representantes abrió ayer investigación preliminar al presidente Pastrana para establecer si incurrió en varios delitos al otorgar la zona de despeje a las Farc.

Los representantes conservadores Javier Ramiro Devia y Yimmy Mejía fueron designados como investigadores de la denuncia que instauró Fernando Vargas, presidente del Comité de Víctimas de la Guerrilla.

VIVIENDA

Candidatos les ponen 'techo' a propuestas

Los candidatos más opcionados para alcanzar la Presidencia, Horacio Serpa, *Álvaro Uribe y Noemí Sanín*, presentaron ayer en Bogotá sus propuestas de vivienda ante la Asamblea anual de la Cámara Colombiana de la Construcción (Camacol).

"Como me invitaron a un seminario de construcción, vine con este ladrillo", dijo el liberal Serpa antes de leer sus 12 páginas. El comentario despertó risas.

El más conciso fue Uribe, quien soportó sus tesis en apenas dos páginas que le sirvieron de guía. *Sanín* habló de todo un poco.

Serpa y Uribe coincidieron en que es necesario que el déficit de vivienda, de un millón 500 mil unidades, se resuelva a través de una política de Estado, para que no esté "al vaivén de los gobiernos de turno".

Serpa cuestionó la nueva ley de vivienda, pues, dijo, "crea un sistema no especializado de financiación de vivienda", y prometió quitarle todas las reglamentaciones burocráticas.

Uribe, para muchos de los asistentes el más centrado, dijo que el país necesita construir 100.000 viviendas de interés social por año (400.000 en sus cuatro años como eventual Presidente), con el

pertenecen o pertenecerán a la campaña presidencial de Álvaro Uribe Vélez".

Sí, a reelección de alcaldes

La Comisión Primera de la Cámara aprobó ayer, en primer debate, el proyecto de acto legislativo que permite la reelección de alcaldes y gobernadores. El proyecto también buscaba ampliarle a cuatro años el mandato a los actuales alcaldes. Sin embargo, esto último fue rechazado por la comisión.

El enojo de Cecilia

La ex ministra Cecilia López le envió ayer una carta a un grupo de senadoras liberales en la que les dice que son inaceptables las descalificaciones del presidente de la Dirección Liberal, Luis Guillermo Vélez, hacia las dirigentes de trayectoria (Vélez le dijo a EL TIEMPO que "Cecilia vive en la luna"). Les advierte que la ratificación de este en la DNL sería "la muerte del liderazgo político de la mujer liberal".

probable que del lado de las Farc no haya esa unidad. Todo parece indicar que la unidad de mando empieza a desaparecer", dijo.

Recordó que uno de los frentes del grupo guerrillero hizo una 'pesca milagrosa' en Nariño, horas después de firmado el acuerdo de San Francisco de la Sombra, en el cual el secretariado se comprometió a suspenderlas.

Algunos analistas ya han planteado diferencias en la organización insurgente frente a las posibilidades del proceso de paz. Citan el secuestro de tres ciudadanos alemanes, a quienes la columna Jacobo Arenas (que opera en surocci-

En el mismo escenario donde ayer se refirió a la falta de unidad en las Farc, Pastrana fue enfático al reiterar que su decisión es mantener los controles en el despeje.

Dijo que esa guerrilla está en mora de cumplir el acuerdo de San Francisco. "Ahí está la zona de distensión para desarrollarlo. Porque esta zona es para eso: para dialogar y negociar. Y sobre ella no habrá modificación alguna. Todas las medidas que ordené se mantienen vigentes, también todas las garantías están dadas.

"Señores de las Farc: No más dilaciones, ni pretextos. No es la hora de cortinas de humo, ni de mensajes encontrados".

mez dijo desconocer el hecho, pero recordó que por el área pasan aviones comerciales.

Sin embargo, el comandante de las Fuerzas Militares, general Fernando Tapias, dijo anoche que los aviones que sobrevolaron hacia las 3:15 la zona lo hicieron por encima de los 10.000 pies y calificó este desplazamiento de "normal". "Estaban haciendo reconocimientos de pistas ilegales desde donde las Farc sacan drogas ilícitas y entran armas", explicó.

De otro lado, el presidente del Directorio Conservador, Carlos Holguín, dijo que al país se le acabó la paciencia y debe "prepararse para una ruptura (de los diálogos)".

firme compromiso de los municipios, la Nación y el sector financiero.

Propuso hacerlo sin Inurbe ni intermediarios políticos, sino a través de convenios fiduciarios con las cajas de compensación familiar.

Sanín sobrepasó la oferta: Reiteró su promesa de un millón de viviendas, la mitad de ellas de interés social.

Para muchos, sus planteamientos sobre el tema se perdieron en medio de otros sobre paz, terrorismo y políticas de partido.

"Hay que conjugar el verbo descaguanizar", insistió la candidata en su intervención.

CAMPAÑA / LA ADHESIÓN DEL GRUPO DE VALENCIA COSSIO A SÍ COLOMBIA

Una prueba de 'Coraje' para Noemí Sanín

Vetos o votos. Entre esas dos palabras se ha movido la campaña presidencial Noemí Sanín ante el espinoso tema de las adhesiones de políticos tradicionales. Pero la pregunta es: ¿Hacia dónde se inclinará esa balanza ahora que el grupo Coraje, liderado por el embajador en Roma, Fabio Valencia Cossio, oficializó su respaldo a la candidata?.

La adhesión de Coraje es entendida por algunos como una prueba de fuego para las banderas independientes de Noemí. "La llegada del grupo de un cacique electoral (Valencia) podría restarle votos independientes a Noemí, pero podría añadirle otros muy importantes. El juego está en saber si se pierde o se gana más", dice un congresista conservador que evita revelar su identidad mientras su partido decide a cuál candidato apoyará.

Para Carlos Ariel Sánchez, investigador y catedrático de la Universidad del Rosario, "la gente puede pensar que las adhesiones de personas que representan la clase política tradicional desnaturalizan la independencia de Sanín", pero también señala que es difícil creer que una candidatura independiente puede llegar a la Presidencia sin el apoyo de ningún grupo político.

"En Colombia la franja de los independientes no vota necesariamente por los independientes. Puede votar por un conservador o por un liberal, por eso es independiente. En ese sentido, es aventurado predecir si la adhesión de Coraje fortalecerá o disminuirá a Noemí", añade.

Quien sí cree que la fortalecerá es el ex alcalde Juan Gómez Martínez, que oficializó la adhesión a nombre de Coraje y "creyendo interpretar el pensamiento de Valencia Cossio". Gómez dice que Noemí ganará en actividad política, ya que su grupo representa una de las principales fuerzas conservadoras en Antioquia, que fue clave para el triunfo de Andrés Pastrana.

"El ex presidente López dijo el domingo pasado que Noemí tenía el mejor 'estado mayor' entre los candidatos, pero que carecía de actividad política y precisamente eso vamos a aportar", añade.

El representante conservador Roberto Camacho dice que "el hecho de ser independiente no es incompatible con recibir adhesiones".

Mientras se hacen apuestas sobre si la decisión dejará más ganancias que pérdidas, Noemí insistió en que mantendrá los vetos. En *La FM* señaló que no abdicará con ningún cacique ni su independencia ni sus principios.

Añadió que cualquier persona que tenga problemas con la justicia no es bienvenida en Sí Colombia.

Y agregó que la gente de Coraje le dijo que la Corte Suprema no ha abierto investigación a Valencia por el caso de Dragacol. "Si fuere encontrado culpable por la justicia no será parte de mi campaña", explicó.



Aló te invita a disfrutar una super película
Sábado 27 de Octubre 10:30 am
Cinemark C.C. Atlantis Plaza
recibe
2 Boletas GRATIS
el Jardín de la Alegría
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ECONÓMICAS

CIFRA DEL DÍA

US$ 9.789 millones es el saldo de las reservas internacionales de Colombia.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.318,47	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual			Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.110,00	Hoy	0,60	Hoy	21,76	Hoy	801,36	DTF	11,46%	HOY $ 120,7743	Bolívar	3,11	3,21
Casa de cambio (v)	$ 2.160,00	Ayer	0,61	Ayer	21,83	Ayer	803,40	DTF Trimestre anticipado	10,70%	MAÑANA $ 120,7886	Dólar (Ecuador)		$ 2.318,47
								TBS Efectivo anual Bancos a 90 días	11,21%		Peso mexicano		255,83

Apoyo a las Pyme

La empresa de telefonía Orbitel lanzó un plan de ahorro de llamadas de larga distancia nacional e internacional para pequeñas y medianas empresas el cual incluye descuentos de hasta el 59 por ciento y tarifas únicas que se ajustan a las necesidades y condiciones específicas de las Pymes. Este sector genera el 63 por ciento del empleo del país y contribuye con el 25 por ciento del PIB.

Arranca Expoconstrucción

A partir de hoy y hasta el 28 de octubre se realizará en Bogotá la feria Expoconstrucción y Expodiseño, para estimular las exportaciones y el mercado interno de este sector. Se esperan 40 mil visitantes y compradores de Centroamérica, la CAN, México, Estados Unidos, Chile y Europa. El evento es organizado por Corferias, Camacol y Prodiseño.

Jornada de reflexión

Gobierno, entidades financieras y exportadores se reunirán hoy para analizar y hallar soluciones a los problemas de financiamiento del sector exportador nacional. La reunión fue convocada por la ministra de Comercio, Marta Lucía Ramírez. En la jornada se espera recoger una serie de recomendaciones para afinar la estrategia exportadora.

Premio para campaña

La campaña de StarMedia para Aces obtuvo el premio de la Asociación Nacional de Anunciantes a la efectividad publicitaria en Internet. La campaña, de marzo a junio, cubría la presencia simultánea de la marca de Aces en los canales de StarMedia como viajes, deportes, atracciones y en www.yoinvito.com, guía de arte y entretenimiento de Bogotá.

Bajan quejas a la Superbancaria

La Superintendencia Bancaria recibió en septiembre 2.853 quejas de usuarios del sistema financiero (6 por ciento menos que en agosto), de las cuales 1.279

ASEGURADORAS / SE TRIPLICÓ ROBO DE CARROS A 33.135

Pierden $ 184.000 millones

Cada hora se roban tres vehículos. Desguazadores mueven más de 4.200 millones de dólares en tráfico de autopartes. A la zona de distensión fueron a parar unas 5.000 camionetas.


Vehículos robados en Colombia Incluye motos
Vehículos hurtados
Vehículos asegurados robados
21.561
24.519
28.478
29.089
30.854
32.889
33.135
7.358
9.058
9.942
9.751
10.035
10.868
10.817
1994
1995
1996
1997
1998
1999
2000
Fuente: Fasecolda

El desenfrenado robo de carros ha triplicado las pérdidas de las aseguradoras. En el último año, estas compañías se vieron obligadas a girar 184 mil millones de pesos a las víctimas de los jaladores de carros, 120 mil millones más que en 1994.

Lo más dramático es que esta estadística solo representa 10 mil de los más de 33 mil vehículos que hoy por hoy se roban en Colombia.

Tan disparado está este flagelo que, según cifras de Asopartes y la Policía, estas organizaciones delictivas mueven anualmente más de 4.200 millones de dólares, producto del robo y el desguazamiento de automotores.

Una de las principales causas de que se haya disparado el robo de automotores radica en los nuevos códigos penales. En ellos se contempla que si un delincuente se roba un carro, sin violencia, el delito es excarcelable.

Estas alarmantes cifras y las posibles soluciones para reducir al cartel de los jaladores de carros comenzaron a ser analizadas ayer en el Congreso Internacional para la Prevención del Hurto de Automotores, convocado por la Policía Nacional y la Federación de Aseguradores Colombianos (Fasecolda).

El presidente de Fasecolda, William Fadul, dijo que la falta de estrategias y trabajo conjunto entre las distintas autoridades competentes, el sector privado y los países vecinos son algunos de los obstáculos que se deben vencer para impedir que esta modalidad delictiva siga en alza.

Feria de repuestos

Lo cierto es que el 60 por ciento de los carros robados va a parar a los desguazaderos de las capitales. El atractivo de estas autopartes, según el director de autopartes de la Dijín, 1-11

COMERCIO

Se disparan ventas a Ecuador

QUITO, EFE

El mercado ecuatoriano se está convirtiendo en uno de los más promisorios para los productos colombianos y prueba de ello es que las exportaciones con destino a ese país crecieron 66,48 por ciento hasta agosto de este año. Pasaron de os 290,9 millones de dólares a 481,4 millones.

El comercio entre los dos países se incrementó el 47,32 por ciento en los primeros ocho meses del año respecto a igual periodo del año pasado, según un informe del Banco Central de ese país.

Colombia sigue siendo el mayor socio comercial de Ecuador dentro de la Comunidad Andina (CAN), organismo que ambas naciones integran junto a Bolivia, Perú y Venezuela.

Las exportaciones ecuatorianas a Colombia alcanzaron entre enero y agosto los 207,8 millones de dólares, lo que supone un crecimiento del 16,15 por ciento respecto a igual período del año pasado. 1-11

a 30.639 que, aunque significó una reducción del 34 por ciento respecto a igual período del 2000, todavía se considera una cifra elevada.

FALLO

Revés de Patarroyo

No prosperó la acción popular interpuesta contra el Ministerio de Salud para que sufragara los gastos del Instituto Nacional de Inmunología, que dirige el doctor Manuel Elkin Patarroyo. En su sesión del 11 de octubre, la sección Tercera del Tribunal Administrativo de Cundinamarca revocó la providencia del 23 de agosto pasado que ordenó a esta cartera dar los recursos para la investigación contra la malaria.

ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

BOLSA DE VALORES DE COLOMBIA

Especie	PRECIO Anterior	PRECIO Cierre	VARIACIÓN	VARIACIÓN Porcentual	PRECIO Máximo	PRECIO Mínimo
CEMARGOS	4,200.00	4,200.00	0.00	0.00%	4,325.00	4,200.00
BAVARIA	6,900.00	6,911.00	11.00	0.16%	7,002.00	6,900.00
NOEL	4,280.00	4,280.00	0.00	0.00%	4,280.00	4,270.00
BANBOGOTA	3,601.00	3,650.00	49.00	1.36%	3,701.00	3,650.00
VALBAVARIA	335.00	340.00	5.00	1.49%	345.00	339.00
COLINVERS	1,360.00	1,380.00	20.00	1.47%	1,400.00	1,380.00
BOLMEDELLIN	250.00	80.00	-170.00	-68.00%	80.00	80.00
CHOCOLATES	5,500.00	5,320.00	-180.00	-3.27%	5,320.00	5,320.00
SUR.INVERSIONES	930.00	939.00	9.00	0.97%	949.00	939.00
BANCOLOMBIA	990.00	970.00	-20.00	-2.02%	988.00	970.00
CEMCARIBE	4,500.00	4,300.00	-200.00	-4.44%	4,301.00	4,300.00
VALSIMESA	750.00	750.00	0.00	0.00%	750.00	750.00
TERPELSUR	2,500.00	2,500.00	0.00	0.00%	2,500.00	2,500.00
ISAPV	1,080.00	1,070.00	-10.00	-0.93%	1,070.00	1,070.00
CARULLA	1,552.66	1,552.66	0.00	0.00%	1,552.66	1,552.66
CADENALCO	770.00	750.00	-20.00	-2.60%	750.00	750.00
TEJICONDOR	101.00	101.00	0.00	0.00%	101.00	101.00
RIOCLARO	4,001.00	4,001.00	0.00	0.00%	4,001.00	4,001.00
COLTEJER	19.00	19.00	0.00	0.00%	19.00	19.00

Fuente: IGBC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia octubre
903,61 — 801,36
08 09 10 11 12 16 17 18 19 22
Fuente: Bolsa de Bogotá

DOW JONES
Bolsa de Nueva York octubre
9.067,94 — 9.377,03
08 09 10 11 12 16 17 18 19 22
Fuente: Bolsa de Medellín

NIKKEI
Bolsa de Tokio octubre
N.D. — 10.565,41
08 09 10 11 12 16 17 18 19 22
Fuente: Bolsa de Occidente

FTSE 100
Bolsa de Londres octubre
5.032,70 — 5.070,40
08 09 10 11 12 16 17 18 19 22
Fuente: Corredores Asociados

LOS MERCADOS

En el mundo **En Colombia**

DIAN / VELARÁ POR LOS DERECHOS DE LOS CONTRIBUYENTES

Defensor para pagaimpuestos

La abogada María Isabel Silva será la primera Defensora de los contribuyentes y usuarios de los servicios aduaneros.

A los contribuyentes y usuarios aduaneros parece haberles llegado su cuarto de hora con el nombramiento de María Isabel Silva, como su defensora en la Dian.

A esa designación, se suma la decisión de acabar con la proliferación y dispersión de conceptos, que confunden hasta expertos tributaristas, que, además, no serán retroactivos.

En la misma línea, impulsada por el director de la Dian, Santiago Rojas, está la unificación de procedimientos aduaneros y tributarios y están en camino de desaparecer los cobros por multas de valores ínfimos.

Para hacer respetar los derechos *y garantías de los usuarios* de la Dian, desde noviembre comenzará a despachar el Defensor del Contribuyente, una figura contemplada desde hace dos años en el proceso de reorganización de la entidad.

Con el decreto 1853, el Gobierno designó en este cargo a Silva, abogada de la Universidad Javeriana especializada en derecho tributario, y quien hoy es la coordinadora del Consejo Gremial Nacional, que reúne a 17 organizaciones gremiales de productores de bienes y servicios.

Las quejas y reclamos a la Dian se cuentan por miles. Los motivos son diversos, relacionados, entre otros, con la aplicación de conceptos jurídicos con carácter retroactivo, que implican cambiarles las reglas

tiago Rojas, porque cuando un contribuyente sienta que le están atropellando sus derechos, cobrándole algo que no debe, etcétera, va a acudir al Defensor, quien analizará el expediente y tomará una decisión.

En caso de que la Dian tenga que rectificar algo porque se haya equivocado, en la práctica se convierte en una orden que debe ser acatada en su integridad. Se trata, en últimas, de una Defensoría "con dientes", porque es lo que permite que el contribuyente o usuario sienta que sus derechos son respetados.

Además, destacó Rojas, el Defensor es un asesor en temas tributarios y aduaneros y de orientación de políticas, lo cual resulta clave para las relaciones entre la Dian y los contribuyentes y usuarios, porque desde antes de la expedición de una norma se puede contar con su concepto.

No hay límite en los casos ni cuantías máxima o mínima que serán conocidos por esta nueva figura, que funcionará en las mismas instalaciones de la Dian en Bogotá, y que se apoyará en cinco Defensorías regionales.

CAFÉ

BOGOTÁ (EFE)

El precio del café colombiano el lunes fue de 0,6050 dólares libra ex dock Nueva York (0,6185 anterior), para entrega en octubre, informó la Federación Nacional de Cafeteros de Colombia.

BOLSA DE NUEVA YORK

NUEVA YORK (EFE)

El promedio Dow Jones de Industriales, subió 172,92 puntos, o un 1,88 por ciento, hasta los 9.377,03, después de que el viernes cerrara con un ascenso de algo más de 40 puntos.

Al final, el Nasdaq ganó 36,78 puntos, equivalentes a 2,20 por ciento, hasta los 1.708,09, cuando el viernes finalizó con una subida equivalente a un 1,12 por ciento.

PETRÓLEO

NUEVA YORK, (EFE)

El precio del petróleo inició la semana en Nueva York con escasas variaciones respecto a la sesión anterior, a la espera de resultados de los intensos contactos que mantienen los países productores sobre las cuotas.

El precio de los contratos para noviembre, del Petróleo Intermedio de Texas, el de referencia en E.U., subió 0,05 dólares y se colocó en 21,76 dólares por barril.

DÓLAR

Mercado cambiario	
Octubre 22/2001	
Precio de apertura	$2.320,00
Precio promedio	$2.318,81
Precio de cierre	$2.316,50
Precio mínimo	$2.315,50
Precio máximo	$2.322,50
Monto	134,81*
No. Operaciones	205

(*) millones

Fuente: Banco de la República

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Ultrabursátiles	Ultrarenta	11,58%
Helm Securities	Capitalizar	10,54%
Acciones y Valores	Accival	n.d.
BBVA Val. Ganadero	Fontesoro	13,10%
Comis. de Colombia	Opción	n.d.
Promotora Bursátil	Promorenta	11,47%
Profesionales de Bolsa	Valor	11,14%
Corredores Asociados	Interés	10,72%
Suvalor	Surenta	11,34%
Correval	Fonval	n.d.
Serfinco	Olimpia	n.d.
Valores del Popular	Multiplus	n.d.
Nacional de Valores	Rentaval	11,42%
Interacción	Interrenta	11,35%
Acciones de Colombia	Acco Renta	11,98%
Nación	Renta Nación	11,20%
Valores de Occidente	Occivalor	n.d.

Fuente: Comisionistas de bolsa

de juego a los contribuyentes que, a su vez, dan origen a miles de requerimientos que llenan de pavor a quienes pagan impuestos.

Cifras no oficiales señalan que las comunicaciones para que un contribuyente se notifique de un requerimiento de la Dian fácilmente superan las 200.000 (cientos de estos llamados son por impuestos o sanciones cuyo trámite es más costoso que lo que se recupera), muchos de los cuales dan pie a quejas y reclamos.

El Defensor, o Defensora en este caso, tendrá que velar porque a los contribuyentes y usuarios aduaneros se les apliquen las normas y procedimientos contemplados en la legislación, incluido el debido proceso, de manera tal que no se vulneren sus derechos.

Esta es una figura muy importante, dijo su director, San-

TASAS DE INTERÉS

INDICADOR	UNIDAD	19.10.2001	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Créd. de consumo	%Efect.	32,31	UVR	%	0,26	0,11
Tarj. de crédito	%Efect.	33,61	DTF	%Efect.	11,46	11,54
Crédito ordinario	%Efect.	20,89	DTF	%Tr. A.	10,70	10,77
Créd. corporativo	%Efect.	17,98	DTF	%Tr. V.	11,00	11,07
Créd. de tesorería	%Efect.	13,47	DTF	%Sm. A.	10,56	10,63
Tasa interbancaria	%Día venc.	10,50	DTF	%Sm. V.	11,15	11,23
Libor	%Efect.	2,36	TCC	%Efect.	12,06	12,21
Prime	%Efect.	5,50	TCC	%Tr. A.	11,23	11,36
TBS 2-14 (PM10)	%Efect.	5,49	TCC	%Tr. V.	11,55	11,69
TBS 15-29 (PM10)	%Efect.	5,14	TCC	%Sm. A.	11,07	11,19
TBS 30 (PM10)	%Efect.	8,05	TCC	%Sm. V.	11,72	11,86
TBS 60 (PM10)	%Efect.	9,49	Capt. 180	%Efect.	12,24	12,09
TBS 90 (PM10)	%Efect.	11,33	Capt. 360	%Efect.	12,45	12,35
TBS 180 (PM10)	%Efect.	11,98	Int. bnc. cte.	%Efect.	26,08	25,17
TBS 360 (PM10)	%Efect.	12,34	Usura	%Efect.	39,12	38,07
TBS >360 (PM10)	%Efect.	12,41	Int. Mora	%Efect.	39,12	37,76

(PM10)=Promedio móvil 10 días- Fuente: Superintendencia Bancaria y Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiducomercio	FCO Unir	11,25%
Lloyds Trust	FCO Lloyds Open	11,29%
Santander Investment	FCO	11,20%
Fiducolpatria	FCO Rendir	11,28%
La Previsora	FCO Efectivo	12,07%
Fiduvalle	FCO Valor Plus	13,13%
Fiduagraria	FCO Confirenta	11,74%
Fidubogotá	FCO Premier	14,28%
Cititrust	FCO Interfondo	11,65%
Fiducafé	FCO Rentacafé	11,83%
Fiducolombia	FCO Fiducuenta	11,72%
Fidusuperior	FCO	11,81%
Fiduoccidente	FCO Occi-Renta	11,84%
Fidunión	FCO Único	10,78%
Fiducolmena	FCO	12,32%
Fidutequendama	FCO Cash	12,61%

Rentabilidad efectiva neta promedio última semana

Fuente: Sociedades fiduciarias

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.1215	2,064.43
Reino Unido	Libra Est. (£)	0.7022	3,297.15
Alemania	Marco (DM)	2.1929	1,055.80
Francia	Franco	7.3546	314.80
Italia	Lira	2,170.95	1.0665
España	Peseta	186.50	12.414
Suiza	Franco Suizo	1.6581	1,396.33
Japón	Yen (¥)	122.54	18.894
Canadá	Dólar can.	1.5787	1,466.56
Brasil	Real	2.7210	850.89
Argentina	Peso	1.0000	2,315.26
Perú	Nuevo Sol	3.4400	673.04
Chile	Peso	707.00	3.2748
Venezuela	Bolívar	743.00	3.1161
Ecuador	Dólar	1.0000	2,315.26
México	Peso	9.0500	255.83
Panamá	Balboa	1.0000	2,315.26

Fuente: Agencias

ECONÓMICAS

DÓLAR

Tasa representativa del mercado	$ 2.315,26
Casa de cambio (c)	$ 2.110,00
Casa de cambio (v)	$ 2.160,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,61
Ayer	0,63

PETRÓLEO — Dólares por barril

Hoy	21,83
Ayer	21,31

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	803,40
Ayer	782,18

INTERÉS — Efectivo anual

DTF	11,46%
DTF Trimestre anticipado	10,70%
TBS Efectivo anual Bancos a 90 días	11,24%

UVR

HOY	$ 120,7599
MAÑANA	$ 120,7743

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,11	3,21
Dólar (Ecuador)		$ 2.315,26
Peso mexicano		256,17

Certifican Terpel Bucaramanga

El Instituto Colombiano de Normas Técnicas y Certificación (Icontec) otorgó a la Fábrica de Lubricantes de Terpel Bucaramanga el certificado de Aseguramiento de la Calidad para la fabricación y distribución de Aceites Lubricantes. La fabrica produce más de 40 referencias entre lubricantes para motor a gasolina, motor diesel, 2 y 4 tiempos y toda la gama de lubricantes industriales.

El álbum de Cemex

Cemex Colombia lanzó el álbum 'hágalo con 42,5' el cual está dirigido a maestros de obra, consumidores finales, distribuidores y ferreteros con el objetivo de dar a conocer la presentación de 42,5 kilogramos de Cemento Samper y Cemento Diamante. El álbum tiene 20 páginas y 132 láminas, por cada compra de Cemento se entregarán 4 láminas. Para los que llenen el álbum habrán premios como neveras, equipos de sonido, lavadoras, y bicicletas, entre otros.

Danaranjo estrena presidente



El pasado 17 de octubre se posesionó como nuevo presidente de Danaranjo el ingeniero industrial Luis Bernardo Ocampo Mejía, quien remplazó en el cargo a Jaime Alberto Cabal, quien se lanzará al senado. Ocampo es egresado de la Universidad Javeriana y se ha desempeñado como viceministro de Desarrollo, vicepresidente del IFI y gerente de la Asociación Nacional de Industriales en Caldas.

Dividendos Cartón de Colombia

La junta directiva de Cartón de Colombia propondrá a la asamblea de accionistas que se reunirá el 14 de noviembre un dividendo ordinario de 24 pesos por acción pagadero el día 29 de noviembre de este año.

DEBATE / LLEGADA DE LOS PCS NO NECESARIAMENTE BAJARÁ TARIFAS DE CELULARES

Telefonía sube el tono

Los operadores de telefonía celular no creen que los precios vayan a bajar por la entrada de los PCS. Sin embargo, todo dependerá del precio mínimo que fije el Gobierno para la licencia.

JUAN GUILLERMO LONDOÑO M.
Redactor de EL TIEMPO

Las empresas de telefonía celular no están dispuestas a ceder ni un ápice de su jugoso mercado a las firmas que llegarían al país el próximo año a prestar el Servicio de Comunicación Personal (PCS).

Las compañías señalaron que no es cierto, como lo afirma el Gobierno, que con la entrada de los PCS los precios de la telefonía móvil vayan a bajar, de la noche a la mañana, ni que la tecnología sea lo último en guaracha.

El debate se encendió con la expedición del decreto que pone en marcha el proceso para la apertura de la licitación de los PCS, que hizo el Ministerio de Comunicaciones. Según el cronograma, la subasta de las licencias concluiría a finales de enero del 2002.

Con el dinero de la subasta, que se vislumbra como el negocio gordo del año entrante, el Gobierno espera fondear el pasivo pensional de la estatal Telecom, que asciende a 4,5 billones de pesos, lo que equivale a más de una reforma tributaria.

Los servicios de Comunicación Personal

Regiones de cobertura del servicio celular en Colombia

Se espera que con la introducción de otro competidor en el mercado se incremente la densidad de móviles en el país.

Densidad Región Norte: 5,64%
Densidad Región Occidental: 5,56%
Densidad Región Oriental: 7,24%
COLOMBIA

Número de usuarios

Región Oriental	Región Occidental	Región Norte
1.525.660	844.601	361.188

Total usuarios 2.731.449
Total densidad 6,40%

Fuente: CRT, datos a junio de 2001.

gremio que agrupa a las empresas del sector.

Otra de las ideas que se ha querido vender como una verdad de a puño, es que la entrada de los PCS tendrá un efecto sobre los precios de la telefonía móvil, lo que al final dependerá de qué tan costosa, o tan fa-

BellSouth, dijo que es probable que los operadores entren al mercado ofreciendo bajas tarifas para atraer consumidores, pero está comprobado, como ha sucedido en otros países de Latinoamérica, que una vez pase la novedad las tarifas vuelven a sus niveles normales.

La razón es simple. Los operadores de los PCS que lleguen al país tendrán que realizar inversiones en infraestructura entre 500 y 700 millones de dólares, que obviamente tendrán que recuperar de alguna forma.

Y es que ese es uno de los cuellos de botella del servicio de los PCS. Su red es más compleja que las de la telefonía celular, porque las celdas se deben instalar cada 5 kilómetros. En el caso de los celulares, estas se pueden colocar cada 25 kilómetros, lo que implica un menor número de torres.

Los operadores de telefonía celular insisten en que en Colombia, dependiendo del tipo de plan que se adquiera, se cobran tarifas por debajo del promedio latinoamericano, que es de 21 centavos de dólar el minuto, y reconocen que aún hay muchos usuarios por conquistar.

Las empresas de telefonía celular solicitaron al Gobierno que, en aras de la sana competencia, el precio mínimo de las licencias que se establezca para realizar la subasta de los PCS sea 'razonable' y, en todo caso, sea similar al que pagaron los operadores celulares (600 millones de dólares por licencia hace 7 años), obviamente teniendo en cuenta aspectos como la devaluación y la inflación.

"Dependiendo de lo que los PCS paguen



Ilustración: Carlos Morales / EL TIEMPO

Del lado de los exhibicionistas están todos aquellos que cuadran en el chiste de "luego te llamo, que nadie me está mirando".

Cuando llegan a un restaurante, ponen el teléfono encima de la mesa y si reciben una llamada se quedan sentados mientras los demás los miran hablar.

A veces llegan al colmo de mantener dos conversaciones –la directa con la persona que tienen al frente y la telefónica–a la vez. Plant considera que el humor de los *outies* corresponde al de personas más sociables y habladoras.

Mientras *outies* e *innies* no se junten, todo suele marchar bien. El problema surge cuando se mezclan personas de ambos grupos en un mismo círculo social.

Entonces pueden estallar chispas, pues el celular se convierte en una fuente de tensión, desacuerdo e incluso, en algunos casos, de antipatía.

Según el informe: "En esos grupos hay signos claros de tensión cuando el aparato es utilizado sin consideración para los presentes".

Cómplice electrónico

El celular también tiene sus connotaciones sexuales. Para empezar, uno de cada diez usuarios posee un segundo aparato exclusivo para sus aventuras y otros secretos personales.

En países como Estados Unidos, los listados de llamadas se han convertido en una de las principales pruebas para descubrir a los adúlteros.

La otra lectura sexual es la observada por Plant tras recorrer varias ciudades del mundo: según ella, entre hombres adultos hay una tendencia a mostrar sus teléfonos con un orgullo sin disimulo, especialmente si se encuentran en un grupo totalmente masculino.

Incluso los hombres utilizan los móviles para expresar su nivel de agresividad frente a otros hombres, o en una actitud de ritual de apareamiento frente a las mujeres.

Y tal vez sea entre los adolescentes donde se observa uno de los efectos más profundos que el celular ha traído a la sociedad.

Por ejemplo, los jóvenes *keitai* de Tokio son conocidos como *oya yubi sedai* –generación pulgar– por su habilidad para jugar y teclear mensajes en sus celulares con los dedos pulgares.

FILE No. 823437

amiher@eltiempo.com.co EL TIEMPO

ECONÓMICAS

CIFRA DEL DÍA

$ 424.400 millones en Títulos TES indizados a la UVR colocó ayer la Nación a través de subasta.

DÓLAR

Tasa representativa del mercado	$ 2.313,24
Casa de cambio (c)	$ 2.110,00
Casa de cambio (v)	$ 2.170,00

CAFÉ — *Dólares por libra en N.Y.*

Hoy	0,63
Ayer	0,62

PETRÓLEO — *Dólares por barril*

Hoy	21,31
Ayer	21,81

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	782,18
Ayer	779,83

INTERÉS — *Efectivo anual*

DTF	11,54%
DTF Trimestre anticipado	10,77%
TBS Efectivo anual Bancos a 90 días	11,33%

UVR

HOY	$ 120,7167
MAÑANA	$ 120,7311

MONEDAS — *Pesos por*

	Compra	Venta
Bolívar	3,09	3,19
Dólar (Ecuador)		$ 2.313,24
Peso mexicano		254,14

Etesa gira $12.000 millones

La Empresa Territorial para la Salud Etesa, anunció que girará 12.000 millones de pesos con destino a los fondos de salud de los municipios del país. Los recursos provienen de excedentes financieros de ejercicios anteriores de la entidad. La empresa, que nació tras la liquidación de Ecosalud, indicó que aspira a entregar otros 25 mil millones de pesos a la salud en lo que resta del año provenientes de los juegos de azar.

Industria cayó 3,16% en agosto

Empleo industrial sin trilla de café
(Variación % año corrido)

Mes	%
Enero	1,33
Febrero	1,58
Marzo	1,74
Abril	1,84
Mayo	1,94
Junio	1,82
Julio	1,44
Agosto	1,07

Fuente: Dane
Gráfico: Diseño Editorial / EL TIEMPO

La producción industrial sin trilla de café cayó 3,16 por ciento en agosto. Un año atrás había crecido 15,1 por ciento. En los ocho primeros meses del año tuvo un aumento de 1,92 por ciento, informó ayer el Dane, 0,8 puntos por debajo del comportamiento observado hasta julio. A agosto, las ventas del sector se habían incrementado en 1,7 por ciento.

Paro hispanoamericano

Trabajadores del grupo Bilbao Vizcaya Argentaria, que en Colombia tiene el Banco Ganadero, pensiones Horizontes y seguros La Ganadera, pararán hoy a las 9 a.m. en protesta "por las políticas laborales neoesclavistas", anunció Raúl Malagón, de la asociación de empleados bancarios (Uneb). Se afectarían unas 700 oficinas en todo el país. El paro también se hará, a la misma hora, en España, Portugal, Argentina, Brasil, Paraguay, Venezuela, Perú, Chile, México y Uruguay.

Servidores IBM

La empresa IBM...

GÓNDOLA /LA CADENA VENDERÁ ESTE AÑO 1,4 BILLONES DE PESOS

Se revende Carulla Vivero

La negociación de un paquete accionario de la empresa más antigua de autoservicio de Colombia será el negocio del año 2002. Holandeses los más interesados.


Carulla

LOS HOY SUPERMERCADOS CARULLA Vivero nacieron hace cerca de 100 años y fueron fundados por los Carulla, una familia española.
Archivo / EL TIEMPO

Un año y medio después del retiro de la familia Carulla, que le vendió su participación a Vivero, la cadena más antigua de supermercados de Colombia volverá a cambiar de dueños.

Esta movida forma parte del alboroto que se vive en la llamada industria de la góndola, donde los cinco más grandes están comprometidos en una batalla por la clientela que incluye fusiones, rebajas, facilidades y apertura de puntos de venta.

Este año se concreto la fusión de Éxito-Cadenalco, alianza que domina el sector. Carrefour abrió dos nuevos hipermercados, Cafam ofrece precios y Olímpica guarda un discreto silencio.

Carulla, que prácticamente a jalonado el negocio, popularizó la empresa, cerró un día todos sus puntos de venta creando un

banca de inversión y así el nuevo socio podrá tener una mayoría o una minoría frente a los actuales dueños, repartidos así: Newbrid-



en la cual el Grupo Santo Domingo tiene el 35 por ciento, podría estar entre los interesados. Pero una de las más opcionadas para el negocio sería la holan-

hay son las ventas de la cadena el año pasado, que sumaron 920.000 millones de pesos y que se proyectan para este en 1,4 billones de pesos.

Samuel Azout enfatiza en que la empresa es fuerte, completa 157 puntos de venta y no tiene



presentó ayer su nuevo servidor p690 el cual está dirigido al sector empresarial y que compite con modelos lanzados recientemente por Sun y Hewlett Packard. El servidor denominado 'regatta' promete más eficiencia y mejorará la competitividad de las compañías ya que reduce a la mitad costos como el de energía. La gama 'regatta' tiene precios que van desde los 450.000 dólares hasta los 2,2 millones de dólares.

Mercedes Benz está de feria

El próximo sábado 20 de octubre Mercedes Benz Colombia abrirá las puertas a la primera feria de repuestos y accesorios Mercedes Benz que se l levará a cabo en las instalaciones de la compañía en la ciudad de Bogotá. Los clientes podrán adquirir productos de Mercedes Freighliner, Alliance. Los visitantes podrán ver y acceder a subastas y rifas que se llevarán a cabo durante todo el día.

nuevas sucursales, ahora decidió ponerse en venta.

Samuel Azout, el presidente y artífice de los cambios, anunció la contratación de la Unión de Bancos Suizos (UBS) Warburg para asesorar la búsqueda de un socio estratégico internacional que aporte tecnología y capital. Esta decisión fue aprobada por una asamblea de accionistas realizada a comienzos de este mes.

La venta de un paquete de acciones será calculada por la versiones de Estados Unidos, con el 35 por ciento; Vivero con el 30 por ciento y otros pequeños propietarios con el restante 30 por ciento.

Samuel Azout, presidente de Carulla

Azout no descarta compradores, pero dice que Wall Mart, la primera cadena del mundo con sede en los Estados Unidos, por ser la más grande no encontraría atractiva una inversión en Colombia. Carrefour,

Claro que el negocio solo se concretaría a comienzos del año entrante, pues la banca de inversión entregará sus recomendaciones a finales de este mes, para el estudio y valoración por parte de los directivos de Carulla Vivero. Sobre el precio, ni Azout tiene una cifra. Dice que la Unión de Bancos Suizos también valorará la empresa.

Las únicas referencias que bargo, para enfrentar la competencia, busca un comprador que traiga tecnología y dinero.

LA CAJA AGRARIA EN LIQUIDACIÓN NOTIFICA:

A TODOS LOS ACREEDORES QUE PRESENTARON RECLAMACIÓN DENTRO DEL TÉRMINO LEGAL Y A TODOS LOS DEMÁS INTERESADOS DEL PROCESO LIQUIDATORIO

QUE EL 17 DE OCTUBRE DE 2001 SE EXPIDIERON LAS RESOLUCIONES 2867 DE 2001 DE LA UNIDAD DE BANCA Y 2868 DE 2001 DE LA UNIDAD DE SEGUROS DE ESTA ENTIDAD

Por medio de las cuales se deciden recursos y se revocan, aclaran, corrigen, determinan e incluyen decisiones sobre algunas reclamaciones determinadas y contenidas en las Resoluciones 01 de 2000 de la Unidad de Banca y 02 de 2000 de la Unidad de Seguros y en las Resoluciones 03 al 2865 de los años 2000 y 2001, que corresponden a la Unidad de Banca y a la Unidad de Seguros respectivamente, emitidas por esta liquidación, decisiones contra las cuales los reclamantes en cada caso **pueden interponer el recurso de reposición, en los casos de revocatoria, determinación, inclusión y corrección de oficio, dentro de los cinco (5) días siguientes a la notificación personal o a la desfijación de los Edictos respectivos**; teniendo en cuenta que en los demás casos no procede recurso alguno tal y como en la parte resolutiva de las Resoluciones 2867 y 2868 de 2001 se establece, por cuanto se ha agotado la vía gubernativa.

LO ANTERIOR CON EL FIN QUE LOS RECLAMANTES CUYOS CRÉDITOS HAN SIDO MATERIA DE DECISIÓN EN LAS RESOLUCIONES **2867 Y 2868 DE 2001, Y TENGAN DERECHO AL RECURSO DE REPOSICIÓN** DEBEN ACERCARSE A LA MAYOR BREVEDAD POSIBLE **A CUALQUIERA DE LAS SEDES REGIONALES DE ESTA ENTIDAD Y QUE SE ENCUENTRE EN FUNCIONAMIENTO, MÁS PRÓXIMA A SU DOMICILIO Y ABAJO INDICADAS** CON EL PROPÓSITO DE QUE CONOZCAN Y SE NOTIFIQUEN DE LAS MISMAS; PARA DEFINIR LA SITUACIÓN DE CADA RECLAMACIÓN, TENIENDO EN CUENTA QUE IGUALMENTE EN LAS MENCIONADAS RESOLUCIONES SE ESTABLECEN **PERÍODOS DE RESTITUCIÓN DE SUMAS DE DINERO Y PERÍODOS DE PAGO DE ACREENCIAS, ACEPTADAS**, QUE CORRESPONDEN A CRÉDITOS DE LA NO MASA Y DE LA MASA, TANTO DE LA UNIDAD DE BANCA, COMO DE LA UNIDAD DE SEGUROS DE ESTA ENTIDAD. RESTITUCIÓN Y PAGO QUE SE EFECTUARÁ EN PROPORCIÓN AL CIENTO POR **CIENTO (100%) DEL VALOR NETO A PAGAR EN CADA CASO, Y CUYA DECISIÓN SE ENCUENTRE EN FIRME AL INICIO DE ESTOS PERÍODOS.**

COORDINACIÓN REGIONAL	DIRECCIÓN SEDE REGIONAL
BOGOTÁ (sede principal): Incluye META, LLANOS ORIENTALES Y ORINOQUIA Y AMAZONIA	EDIFICIO AVIANCA PISOS 28 Y 29 CALLE 16 No. 6-66 BOGOTÁ
ANTIOQUIA: Incluye CÓRDOBA Y CHOCÓ	TRANSVERSAL 39A No. 70A-58 MEDELLÍN
VALLE DEL CAUCA	CALLE 9 No. 30-52 BARRIO ALAMEDA CALI
RISARALDA: Incluye CALDAS Y QUINDÍO	CALLE 20 No. 6-30 PISO 7o. BANCO GANADERO PEREIRA
HUILA: Incluye CAQUETÁ	CALLE 7 No. 6-27 PISO 5o. ESQUINA EDIFICIO CAJA AGRARIA - NEIVA
NARIÑO: Incluye PUTUMAYO	Carrera 26 No. 1-117 AVENIDA MIJITAYO PASTO
MAGDALENA: Incluye CESAR Y GUAJIRA	CARRERA 3 No. 17-27 OFICINA 317 CENTRO COMERCIAL REX - SANTA MARTA
SANTANDER SUR: Incluye NORTE DE SANTANDER	CARRERA 18 No. 31-82 PARQUE CENTENARIO BUCARAMANGA
BOYACÁ: Incluye CASANARE	CALLE 18 No. 11-43 PRIMER PISO - TUNJA
ATLÁNTICO: Incluye BOLÍVAR Y SUCRE	CARRERA 54 No. 68-196 LOCAL 111 PRADO OFFICE CENTER - BARRANQUILLA
CAUCA	CARRERA 7 No. 3-22 BANCO AGRARIO . POPAYÁN
TOLIMA	CALLE 15 No. 3-26 PISO 6 EDIFICIO CAJA AGRARIA . IBAGUÉ

Los períodos DE RESTITUCIÓN Y PAGO señalados en las Resoluciones 2867 y 2868 de 2001 emitidas por esta Liquidación son los siguientes:

1. PERÍODO PARA LAS RESTITUCIONES DE SUMAS DE DINERO EXCLUIDAS DE LA MASA DE LA LIQUIDACIÓN (NO MASA):
DEL DIECINUEVE (19) AL TREINTA (30) DE NOVIEMBRE de dos mil uno (2001)
2. PERÍODO DE PAGOS DE LOS CRÉDITOS CONTRA LA MASA DE LA LIQUIDACIÓN (MASA):
DEL TRES (03) AL CATORCE (14) DE DICIEMBRE de dos mil uno (2001)

Sobre los anteriores periodos de RESTITUCIÓN y PAGO se informará de manera más amplia a los reclamantes beneficiarios aceptados, mediante aviso de prensa a publicar el próximo 11 de noviembre de 2001.

CAJA AGRARIA EN LIQUIDACIÓN
Bogotá, octubre 19 de 2001

PARA MAYORES INFORMES PUEDE COMUNICARSE A LOS TELÉFONOS:
2862580, Conmutadores 3348900 extensiones 8310, 8438 y 8304 o Fax 2431810 DE BOGOTÁ

JUSTICIA

Vea además en: eltiempo.com

Debut. *Hace 25 años jugó por primera vez Diego Armando Maradona en Argentinos Juniors.* Léalo en Deportes.

Juicio contra cuatro libaneses

El Tribunal Superior de Bogotá dejó en firme el llamamiento a juicio contra los ciudadanos libaneses Ali Ramez, Walid Meheddine Mahmoud, Moulhem Mohamad y Ahmad Ali Safie, acusados de pertenecer a una red que lavó más de 10 mil millones de pesos entre 1995 y 1998. Los libaneses utilizaron seis casas de cambio de su propiedad en Pereira y 15 cuentas de ahorros. El caso quedó en manos de un juez.

El caso Bernardo Jaramillo



La Fiscalía le pidió al Juez Séptimo Especializado de Bogotá que condene a los hermanos Carlos y Fidel Castaño Gil, líderes de los paramilitares, como responsables del asesinato del candidato presidencial Bernardo Jaramillo Ossa, ocurrido el 22 de marzo de 1990 en el Puente Aéreo de Bogotá. La Fiscalía también pidió sentencia condenatoria contra Gustavo Adolfo Mesa Meneses, quien participó en el hecho.

'Donaciones fueron lícitas'

La Fiscalía se abstuvo de iniciar proceso penal contra Rafael Pérez Martínez, William Murra Babun, Miguel Navas, Héctor Abelardo García Romero y Hernán Guillermo Pérez Martínez en el caso de la donación de dineros para la campaña presidencial de Andrés Pastrana. La Fiscalía encontró que esos aportes, hechos a través de una cuenta, y unos de Reginaldo Bray provienen de dineros lícitos.

Medidas por excursionistas



Archivo / EL TIEMPO

MILITARES / 'ESTAMOS VOLANDO CON LOS CUNCHOS', DICE OFICIAL

Se agotó gasolina de la FAC

No hay combustible para hacer nuevas operaciones en lo que resta del año. 150 aeronaves y 500 pilotos están varados en tierra. El ministro Bell urgió a Minhacienda.



FUERZA AEREA COLOMBIANA

LAS RACIONES PARA 3.500 combatientes y el combustible para de aviones y helicópteros durante más de 60 días de la operación 'Siete de agosto' apresuraron el déficit. AP

A pesar de que el 2001 ha sido tal vez el mejor año en resultados para las Fuerzas Militares, la semana pasada, en la más reciente cumbre de comandantes, se vio más de una cara larga entre los generales.

Y razón tenían para estar preocupados porque a la Fuerza Aérea se le acabó, literalmente, la gasolina.

"Estamos en una crisis que no hemos vivido en los últimos diez años", cuenta un oficial.

"Se nos acabó la gasolina del 2001, tuvimos que suspender hasta los vuelos de entrenamiento y hemos tenido que recurrir a la reserva estratégica de 500.000 galones que no se habían tocado nunca", agregó.

La situación ha llegado a tal punto que hoy por hoy hay 500 pilotos de brazos cruzados y 100 aviones y 50 helicópteros estacionados en las bases militares esperando el combustible para continuar la guerra.

El problema es que sin combustible los militares no tienen emprender nuevas operaciones en lo que resta del año.

La alarma la había disparado la cúpula militar en una audiencia que sostuvo con el ministro de Hacienda, Juan Manuel Santos, el 27 de agosto pasado.

miércoles de esta semana, el ministro de Defensa, Gustavo Bell, volvió a visitar a Santos con mensaje de urgencia. Fuentes del Ministerio de Hacienda aseguraron que "todavía no se ha decidido qué adición se va a presentar para Defensa".

'Así sea al fiado'

Expertos agregaron que "no se trata de que no tengan plata para gasolina o para un sánduche, porque para eso existen otros instrumentos presupuestales como el traslado de un rubro a otro, por ejemplo".

Lo paradójico es que la crisis se precipita justo cuando el Gobierno está contemplando la proceso de paz (ver Primer Plano).

"Pero no se equivoquen, no vamos a dejar de combatir y de perseguir a los terroristas. Si es el caso seguimos la guerra al fiado", aseguró un alto oficial.

Fuentes de la Tercera Brigada denunciaron que en los combates que sostuvieron en Barbacoas (Nariño) no recibieron apoyo aéreo oportuno.

"No es que no queramos apoyar es que no tenemos cómo volar", respondió un general de la FAC.

Lo cierto es que el proceso de modernización de la Fuerza Pública ha demostrado que cada día se necesitan más recursos. ofensiva, además de helicópteros y estrategias de inteligencia requiere gasolina y sánduches.

Por ejemplo, la operación 'Gato Negro', a principios del año, tuvo un costo de 16.382 millones de pesos, según Planeación Nacional.

Eso sin contar con que por ahora está funcionando solo una de las cinco fuerzas de despliegue rápido que están presupuestadas crear en este año.

En el presupuesto del 2000 se asignaron recursos por 4,9 billones de pesos para las Fuerzas Militares y la Policía Nacional. Para el año entrante está prevista una partida de 5,4 billones de pesos (3,3 billones de ellos

Un fiscal encontró pruebas suficientes para sindicar a las Farc de ser las responsables del asesinato de nueve excursionistas que viajaron desde Bogotá hacia el parque Puracé, el pasado 2 de febrero (en la foto, sus familiares). La Fiscalía dictó medida de aseguramiento sin beneficio de excarcelación en contra de Ernesto Arroyo 'Federico' y Franklin González.

No a rebaja de salarios oficiales

Los departamentos y municipios no pueden rebajar los salarios a sus funcionarios. La Corte Constitucional dejó sin vigencia un artículo de la ley 617 del 2000, el cual permitía esa figura cuando un municipio o departamento disminuía de categoría. El fallo del magistrado Manuel José Cepeda advierte que la medida violaba los derechos adquiridos de los trabajadores.

tos, el 27 de agosto pasado.

Hoy –un mes y medio después– la situación pasó de castaño a oscuro pues el mantenimiento por más de 60 días de 3.500 hombres y de la flotilla de aeronaves, de la operación 'Siete de agosto' que terminó hace ocho días, consumió los últimos recursos.

En la reunión de agosto con el Ministro de Hacienda, los militares habían pedido una adición presupuestal de 500.000 millones, una parte de la cual es para sostener las operaciones de guerra y otra para el incremento salarial ordenado por la Corte Constitucional.

Pero, ante la situación, el gobierno está contemplando la posibilidad de acabar con el día se necesitan más recursos. El paso de la defensiva a la de pesos (3,3 billones de ellos para las Fuerzas Militares).

DRAGACOL / E.U. ENVIARÁ A CEREBRO DE CASO

Aprueban la extradición de Bray

ANA MARÍA JARAMILLO
Corresponsal de EL TIEMPO

MIAMI

Un magistrado de una corte de Miami decidió ayer que Reginaldo Bray Bohórquez será extraditado en los próximos días a Colombia.

Bray es considerado como el cerebro de la millonaria conciliación entre la firma Dragacol y el Estado, que le costó al país más de 17 mil millones de pesos.

En una audiencia llevada a cabo ayer, el magistrado Robert Duvi aceptó la petición de extradición de Bray.

Bray llegó a Estados Unidos el 6 de septiembre de 1999 y un año después inició un proceso de asilo político. Según su abogada, Michelle Perdomo, Bray ya había tenido una audiencia previa al momento de ser capturado, el 22 de julio pasado, cuando justamente salía de la segunda de ellas.

Una fuente de inmigración dijo que cuando el gobierno colombiano supo que Bray estaba en Miami, inmediatamente le pidió a E.U. que lo arrestara y como este no había cometido delito, fue detenido por tener vencida su visa. Poco después se inició el proceso de extradición.

Ayer, Bray renunció a defenderse en el caso de extradición y, de paso, dejó sin piso la solicitud para asilarse en E.U. Bray dice estar dispuesto a presentarse ante la justicia colombiana para demostrar su inocencia e irregularidades cometidas por la Fiscalía en el proceso.

Los líos de Bray con la justicia se iniciaron cuando se detectaron inconsistencias en la conciliación que Dragacol firmó, el 6 de septiembre de 1998, con el Ministerio del Transporte. La firma pidió que se le indemnizara con 26 mil millones de pesos. El Estado alcanzó a pagar 17 mil millones.

Por estos hechos, en julio de 2000 la Fiscalía llamó a juicio a Bray junto a otras ocho personas, entre ellas Hugo Escobar Sierra, ex ministro de Justicia, quien se desempeñó como abogado de Dragacol durante la conciliación. "Se trataba –según dijo la Fiscalía– de contratos ficticios que se confeccionaron con el único propósito de generar una multimillonaria indemnización a la que no se tenía derecho". La Fiscalía lo acusó del delito de peculado por apropiación.

INVESTIGACIÓN

Se fugó oficial de la Policía

La Inspección de la Policía Nacional abrió investigación disciplinaria contra los responsables por la fuga del teniente de esa institución Lián David Polo Obispo, condenado a 32 años de prisión por homicidio.

Polo se evadió de la escuela Gonzalo Jiménez de Quesada, en el sur de Bogotá, la noche del miércoles tras notificarse de esa condena, impuesta por la jueza Tercera Especializada, María Claudia Merchán.

Merchán recibió ayer tarde, vía fax, una comunicación del director de la Escuela en la que confirma la fuga.

Anoche, voceros de Escuela dijeron que Polo se comunicó con esa sede policial y anunció que se entregaría nuevamente.

Polo fue condenado junto con los paramilitares Adán y Camilo Rojas, el técnico judicial Alberto Rodríguez, un ex agente del DAS y Alberto Orlandez Gamboa, 'El Caracol', por el homicidio de cinco personas en La Guajira, entre ellos los esposos Nasser Guaque, hace cinco años.

ECONÓMICAS

CIFRA DEL DÍA

$ 931.440 millones, créditos para el sector agropecuario entregados entre enero y septiembre.

DÓLAR

Tasa representativa del mercado	▲ $ 2.300,01
Casa de cambio (c)	▶ $ 2.110,00
Casa de cambio (v)	▶ $ 2.170,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,62
Ayer	0,61

PETRÓLEO — Dólares por barril

Hoy	21,81
Ayer	22,00

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	779,83
Ayer	776,53

INTERÉS — Efectivo anual

DTF	11,54%
DTF Trimestre anticipado	10,77%
TBS Efectivo anual Bancos a 90 días	11,58%

UVR

HOY	$ 120,7023
MAÑANA	$ 120,7167

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,10	3,20
Dólar (Ecuador)	$ 2.300,01	
Peso mexicano	$ 253,67	

Protesta de la USO

La Unión Sindical Obrera (USO) realizará el viernes 19 de octubre una jornada de protesta de 24 horas a nivel nacional por la retención y asesinato de Arturo Escalante Moros cuyo cuerpo fue hallado el pasado 16 de octubre en la zona de Versalles en el municipio de Tibú. El sindicato denunció que los grupos al margen de la ley han sembrado una ola de terror entre los miembros de la organización.

Comcel, sin letra menuda

Abonados a celulares

Segundo trimestre 2001	Primer trimestre 2001
2.557.712	2.731.449

Fuente: Ministerio de Comunicaciones

Con el propósito de ponerse a tono con la Circular Conjunta que preparan las autoridades, sobre las garantías que las empresas de celulares deben otorgar a sus usuarios, Comcel facilita con el *611 que se pueda consultar, en cualquier momento, la facturación. Físicamente, la letra menuda desapareció de los contratos, porque aumentaron el tamaño de la letra y los reportes incluyen el tiempo al aire, el cargo fijo y los minutos incluidos en el plan.

TES a 8 años

La nación colocó ayer 105 millones de dólares (241.846 millones de pesos) en Títulos de Tesorería TES, mediante el sistema de subasta, a 8 años. El papel valor fue muy bien recibido por los operadores del mercado de capitales, por lo que la demanda de 180,9 millones de dólares, superó ampliamente la oferta. La colocación se hizo a un interés de 8,70 por ciento, informó el ministerio de Hacienda.

Generación de empleo

Electrocosta y Electricaribe reportaron 4.500 nuevos empleos en la Costa Atlántica a través de la contratación de trabajos y servicios especializados con 130 firmas. De los nuevos puestos de trabajo 2.461 corresponden a los 4 distritos de Electricaribe (Atlántico, Magdalena, Cesar y Guajira) y 1.970 a los distritos de Electrocosta (Bolívar, Córdoba y Sucre).

SALARIOS / FALLO DE LA CORTE DETERMINARÁ EL AUMENTO PARA TRABAJADORES OFICIALES

Ajuste en el 2002 sería del 6%

La meta de inflación del 6 por ciento para el próximo año será tenida en cuenta por el Gobierno al incrementar los sueldos del sector público. Congreso discute presupuesto nacional.

Presupuesto general de la Nación 2002 *Billones de pesos*

Concepto	Billones de pesos
Funcionamiento	30,2
Intereses deuda	9,2
Interna	4,8
Externa	4,3
Inversión	9,4
Amortización deuda	13,6
Interna	8,0
Externa	5,7
Establec. públicos	4,6
Total	62,6



Fuente: Ministerio de Hacienda

El aumento de salarios el próximo año para los trabajadores estatales no será necesariamente del 8 por ciento, meta de inflación del 2001, como está contemplado en el presupuesto nacional del 2002.

El pronunciamiento lo hizo ayer el ministro de Hacienda, Juan Manuel Santos, horas antes de que las plenarias de Senado y Cámara abordaran la discusión del presupuesto, aforado en 62,6 millones de pesos.

El ajuste bien podría estar entre 6 por ciento, la meta de inflación del 2002, y el 8 por ciento. El presupuesto incluyó una partida superior a 800.000 millones de pesos para responder por los aumentos de salarios.

El alza salarial para aproximadamente 800.000 empleados del sector público ha sido un tema candente desde el año pasado, cuando la Corte Constitucional ordenó, para el 2000, un aumento general por lo menos igual a la inflación.

El Gobierno cumplió dicho fallo, lo que le significó tramitar una adición presupuestal cercana al billón de pesos, pero pidió a la Corte revisarlo con el fin de tener una posición clara para los aumentos de este y el próximo año.

La semana pasada, la Corporación dictaminó que aunque el Gobierno nacional está obligado a ajustarles sus ingresos a todos sus funcionarios, el incremento no debe ser igual para todos y debe favorecer a los de sueldos más bajos.

Simultáneamente, el codirector del Banco de la República Salomón Kalmanovitz recomendó que el aumento del salario mínimo fuera igual a la meta de inflación fijada por la institución para el 2002, que es del 6 por ciento.

Ayer, Santos dijo que si bien en el presupuesto del año entrante se incluyó un ajuste del 8 por ciento, este puede ser más bajo, sin que sea inferior al 6 por ciento. Sin embargo, esta decisión todavía tardará un tiempo en tomarse.

Para ello, se seguiría el mismo procedimiento que se aplicará para los ajustes de este año (mayor aumento a los salarios bajos y menos a los trabajadores que ganan más). Solo cuando se conozca el texto completo de la Corte Constitucional quedarán completamente resueltos los aumentos para el 2001 y sería el derrotero que marcarán los del 2002.

Hasta el momento, el Gobierno considera que el aumento para este año, siguiendo la pauta de la Corte y retroactivo al primero de enero, cobijará a los servidores públicos con ingresos inferiores a 825.000 pesos mensuales, que es el promedio salarial del sector.

Sin embargo, los trabajadores estatales cuestionan esas cifras por el solo hecho de conocer en su integridad el pronunciamiento del alto tribunal constitucional.

APROBADO EL PRESUPUESTO

Como se esperaba, las plenarias del Senado y de la Cámara de Representantes aprobaron anoche el presupuesto nacional para el 2002, a dos días de vencerse el plazo para hacerlo.

Así no habrá necesidad de recurrir a la fórmula de dictadura fiscal, que el ministro de Hacienda, Juan Manuel Santos, había calificado como "inconveniente para todos".

El proyecto que salió de las comisiones presupuestales de las respectivas cámaras no sufrió ajustes trascendentales en las plenarias.

El monto final del presupuesto se mantendrá en 62,91 billones de pesos.

corresponden a los 4 distritos de Electricaribe (Atlántico, Magdalena, Cesar y Guajira) y 1.970 a los distritos de Electrocosta (Bolívar, Córdoba y Sucre).

Corte revisarlo con el fin de tener una posición clara para los aumentos de este y el próximo año.

las plenarias.

El monto final del presupuesto se mantendrá en 62,91 billones de pesos.

Sin embargo, los trabajadores estatales cuestionan esas cifras por el solo hecho de conocer en su integridad el pronunciamiento del alto tribunal constitucional.

SALUD / FIRMADOS 884 ACUERDOS POR MÁS DE $ 430.000 MILLONES

ISS le cumplirá a clínicas

Los hospitales y clínicas recibirán lo que el Instituto de Seguros Sociales (ISS) les adeuda, según el cronograma previsto en el acuerdo firmado en agosto pasado.

"El ISS cumplirá con los pagos dentro de los términos establecidos", dijo ayer el presidente del ISS, Guillermo Fino, quien insistió en que no habrá ninguna modificación al convenio celebrado con el gremio de hospitales y clínicas (Achc).

Hasta ahora, la entidad ha firmado 884 acuerdos de pago por más de 430.000 millones de pesos sobre un total adeudado de 455.000 millones de pesos.

Para que la Superintendencia de Salud le levante la prohibición al ISS para vincular nuevos afiliados, el organismo debe demostrar que sus obligaciones con proveedores y centros asistenciales no están en una mora superior a 30 días.

Un proyecto de decreto, tendiente a flexibilizar las condiciones del llamado margen de solvencia (mora no superior a 30 días) para las Entidades Promotoras de Salud (EPS) públicas, como el ISS o Cajanal, según lo reconoció el viceministro de Trabajo, Álvaro Patiño, está siendo discutido entre esta cartera y la de Salud.

Si el decreto es expedido antes de que la Superintendencia de Salud decida si levanta o no la sanción, su determinación se fundamentará en las normas que rijan en ese momento y no en las anteriores.

Sin embargo, Fino señaló que una cosa es el cumplimiento de los acuerdos y otra la intención del Gobierno de ajustar el margen de solvencia.

La Achc está evaluando el desempeño del acuerdo firmado en agosto con el Seguro Socia y que les abrió las puertas a sus afiliados para prestarles nuevamente servicios de salud, suspendidos a raíz de la mora en que entró la entidad en el pago de sus obligaciones.



ESTAS SON ALGUNOS de las capturados en junio pasado por el secuestro de 10 extranjeros. Miguel Menéndez / EL TIEMPO

FISCALÍA / POR LAVADO DE DINERO

A juicio, dos indígenas

Las dos mujeres recibieron parte del rescate pagado por 10 extranjeros de una petrolera en Ecuador. Tenían 149 mil dólares de los 13 millones pagados por el rescate.

El 12 de octubre del 2000 un comando de hombres encapuchados y armados irrumpió en el campamento de la empresa Yacimientos Petrolíferos Fiscales (YPF) en la población de Sucumbíos (Ecuador) y secuestró a diez extranjeros.

Dos franceses lograron huir. Tres meses después, los delincuentes asesinaron a Ronnie Clay Sander, uno de los plagiados, como mecanismo de presión para obtener el pago del rescate.

El primero de marzo pasado, luego

dos en los trajes típicos indígenas, 85.100 dólares.

Advertidos del caso, los agentes compararon con los números de serie de los billetes que se habían entregado para el rescate de los extranjeros y constataron que coincidían.

Desde entonces, buscando en sus casas y con detenciones posteriores, las autoridades han recuperado cerca de 3 de los 13 millones de dólares.

En los últimos días, y siete meses después de las primeras capturas, la Fiscalía General acaba de llamar a las Jamioy a juicio por lavado de activos producto del secuestro.

Las dos mujeres, que permanecen detenidas en la cárcel del Buen Pastor de Bogotá, no pudieron sustentar de dónde sacaron el dinero y por qué transportaban la millonaria carga de dólares.

Las dos mujeres no pudieron

El rastreo del dinero no terminó ahí.

SECUESTRO / SE DENUNCIÓ QUE ESTABA EN LA ZONA DE DISTENSIÓN

Libre el niño Andrés Felipe Navas

Después de un año y medio de cautiverio, el niño Andrés Felipe Navas, de cuatro años, recobró su libertad. "Llegó bien vestido, venía estrenado todo. Hasta las botas. Lo acababan de peluquear", cuentan quienes lo vieron.

Su liberación se produjo la semana pasada en un lugar de los llanos orientales, dijeron las autoridades.

"Cuando lo entregaron dijeron: ahí entregamos al niño y dejen de hacer escándalos, porque les sale caro", contaron testigos del hecho.

Tras la liberación, la familia de Andrés Felipe salió de Bogotá.

Su abuela Blanca de Suárez y un sacerdote que medió en el proceso lo recibieron. "El niño no se separaba de la abuela y reconoció a toda la familia. A Marisol, su madre, la abrazó y ahora no se quiere separar de ella", dijo un testigo del regreso del niño.

Andrés F. Navas

"Está bien de peso pero tiene traumas, no quiere hablar, está tímido", agregan especialistas que lo están atendiendo.

Cuando habla, lo hace con acento llanero y pregunta con frecuencia: "¿Hoy quién va a ser el ranchero?".

La familia entera lloró de alegría cuando se dieron cuenta de que el pequeño reconoció todos sus juguetes.

Dicen quienes han estado en contacto con el menor que no cambió físicamente casi nada, "solo un tris más alto".

Con la intención de retomar su cotidianidad, a Andrés Felipe lo llevaron al jardín infantil, pero no quiso quedarse con sus compañeritos.

El caso de Andrés Felipe cobró relevancia nacional desde el 24 de julio del 2000, cuando las autoridades denunciaron que las Farc lo tenían en su poder así como a Clara Oliva Pantoja, de nueve años, en la zona de distensión.

Clara Oliva fue liberada días antes de la Navidad pasada. Mientras que por Andrés Felipe, secuestrado el 7 de abril del 2000, en el norte de Bogotá, se dijo en su momento, exigían ocho millones de dólares.

los plagiados, como mecanismo de presión para obtener el pago del rescate.

El primero de marzo pasado, luego de 144 días de cautiverio, cinco estadounidenses, un chileno y un argentino recobraron la libertad tras el pago de trece millones de dólares.

Las dos mujeres no pudieron explicar por qué tenían 149.000 dólares.

Las autoridades siguieron el rastro del dinero, a través del número de serie de los billetes del rescate, para llegar a los secuestradores. Dos días después, el 3 de marzo, hicieron las primeras capturas.

En un puesto de control, en Villa Garzón (Putumayo), agentes de una compañía de la Policía Antinarcóticos requisaron a Emelina Jamioy, Rosa Jamioy y un menor que las acompañaba, y para su sorpresa encontraron que llevaban un total de 149.000 dólares en billetes de 100 dólares.

Los primeros 64.800 dólares los detectaron en una caja de cartón y ante la evidencia procedieron a un examen más detenido y encontraron adheridos en sus cuerpos, camufla-

sacaron e... dinero y por qué transportaban la millonaria carga de dólares.

El rastreo del dinero no terminó ahí.

El pasado 22 de junio, en una operación conjunta de la Fiscalía, la Policía, con el apoyo del FBI y autoridades ecuatorianas, tras 57 allanamientos en 12 ciudades del país, resultaron detenidas otras cincuenta personas señaladas de participar en el plagio de los 10 extranjeros.

Según las investigaciones, estas personas conformaban una poderosa red dedicada al secuestro de personas vinculadas a firmas multinacionales.

Cinco de los detenidos están pedidos en extradición por Estados Unidos.

En los allanamientos se encontraron otros 890 mil dólares del pago del rescate.

Las dos indígenas llamadas a juicio son familiares de una persona que es señalada por las autoridades como líder de la organización criminal, que hoy se encuentra detenido.

LA SEÑORA

HELENA TAMAYO DE MUÑOZ

HA FALLECIDO

Felipe Trías Visbal y señora Carolina Bohórquez de Trías y sus hijas Juliana y Natalia Trías Bohórquez y Juan David Uribe Hurtado y señora Patricia Plana de Uribe y sus hijos José María y Juana Uribe Plana, invitan a las exequias que se llevarán a cabo hoy jueves 18 de octubre de 2001, a las 12:30 p.m., en la iglesia de la Inmaculada Concepción (Chicó), carrera 11A No. 88-12, y luego acompañarlos a Jardines de Paz (cremación).

Velación: Funeraria Gaviria Sede Norte (calle 98 No. 18-20)

Los Directivos y Trabajadores de la Librería y Editorial Filigrana

expresan a la familia Chaves Montagno sus condolencias por la muerte de la señora

† MÉLIDA MONTAGNO DE CHAVES

e invitan a todos sus familiares, amigos y relacionados a las exequias que se llevarán a cabo el día de hoy a las 12 m en la Iglesia Santa Clara (Carrera 8A No. 98-31).

El día de hoy, en la Iglesia Santa Clara (Carrera 8A No. 98-31) a las 12 m se realizarán las exequias de la señora

MÉLIDA MONTAGNO DE CHAVES

Los docentes de la Corporación Unificada Nacional de Educación Superior CUN

expresamos nuestras condolencias a todos sus familiares y acompañamos en su dolor a la Dra. Victoria Eugenia Chaves Montagno, rectora de nuestra Institución, quien ha sido una amiga, una guía y una luz para todos nosotros. Queremos expresar nuestro sentimiento de afecto y gratitud en estos difíciles momentos.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

$ 8,8 billones, total de ahorro en los bancos hipotecarios al finalizar septiembre.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	▲ $ 2.314,74	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY $ 120,6880	Pesos por	Compra	Venta
Casa de cambio (c)	▼ $ 2.110,00	Hoy	0,61	Hoy	22,00	Hoy	776,53	DTF	11,54%		Bolívar	3,11	3,21
Casa de cambio (v)	▲ $ 2.170,00	Ayer	0,61	Ayer	22,50	Ayer	815,05	DTF Trimestre anticipado	10,77%	MAÑANA $ 120,7023	Dólar (Ecuador)		$ 2.314,74
								TBS Efectivo anual Bancos a 90 días	11,13%		Peso mexicano		$ 255,49

Subió saldo de la deuda

La deuda externa colombiana durante el primer semestre de 2001 llegó a 35.723 millones de dólares, según un informe del Banco de la República reproducido por la agencia AP. La deuda pública asciende a 21.890 millones de dólares, mientras que la del sector privado es de 13.833 millones. Durante lo corrido del año, el incremento de la deuda fue de 1.935 millones de dólares, luego que a diciembre de 2001 ésta se situara en 33.788 millones.

Acuerdo para reforestar

El Ministerio de Agricultura informón que firmó el acuerdo regional de competitividad de la cadena forestal para el núcleo de Antioquia. Dentro del acuerdo se reforestarán 100.000 hectáreas en ese departamento durante 10 años. El ministerio aportará 3.815 millones de pesos para garantizar el cumplimiento del programa que tiene un costo de 15.648 millones de pesos. En el 2001 se generarán 11.500 empleos directos.

Alianza Samsung-BanOccidente

Para pagarle a sus 200 proveedores en Colombia, la empresa Samsung Electronics formalizó una alianza con el Banco de Occidente, perteneciente al grupo Sarmiento Angulo. Las dos empresas pusieron en marcha el Firm Banking System, mediante el cual se elimina la emisión y firma de cheques. El nuevo instrumento, conocido como transferencia cuenta a cuenta, se efectuará a través de las 116 oficinas de la entidad financiera en el país.

Marca compartida

Desde su lanzamiento el pasado 12 de septiembre, MasterCard completó 21.000 tarjetas de crédito emitidas bajo la marca compartida Colpatria Homcenter MasterCard, la primera de su tipo en América Latina. En otros países MasterCard apoya programas de marca compartida con Shell, General Motors y American Airlines, entre otros como parte de su estrategia de mercadeo.

INTEGRACIÓN / LAS DOS EMPRESAS TENDRÍAN 'ACUERDO DE EXPLOTACIÓN'

Pliego de Aerocivil a Avianca y Aces

La Aeronáutica le pidió a Avianca y Aces definir sus intereses frente al manejo de espacios en los aeropuertos, recomposición de su flota y repartición de las rutas que explotan.


Aces
Avianca

AVIANCA Y ACES tendrán que presentarle a la Aerocivil un plan para el manejo de sus espacios en los aeropuertos.

Un nuevo escollo le salió al proceso de integración de las aerolíneas Avianca y Aces que completa más de un año.

El mes pasado la Aeronáutica Civil conceptuó que podía conocer de una integración operativa entre las dos empresas dejando de lado la alianza económica que se puede adelantar sin mayores dificultades a través de encargos fiduciarios y decisiones de sus accionistas.

Ahora, la Aerocivil le pasó a las dos aerolíneas un pliego de requerimientos como requisito indispensable para estudiar, aprobar o rechazar la petición de un 'Acuerdo de explotación'.

Concretamente, la Aeronáutica le pide a las dos empresas ampliar detalles y complementar información sobre cómo repartirán las instalaciones y los recursos en los aeropuertos. Es decir, si entregarán locales y espacios o pedirán más.

Igualmente, en cuanto a la recomposición y reestructuración de la flota, de la cual hablan las aerolíneas, la Aeroci- cual viajan las dos aerolíneas, cuál operaría el servicio.

Este es el único requerimiento que podrá legalmente pedir el Gobierno a las dos empresas, dijo el director de la Aerocivil, Juan Carlos Vélez Uribe.

El plazo que tenía la Aeronáutica para definir la alianza operativa entre las dos compañías vence el próximo 29 de octubre. Ahora, con el requeri-

SALARIO

Alza para 500.000 estatales

Cerca de 500 mil empleados al servicio del Estado serán beneficiados con el aumento salarial retroactivo ordenado por la Corte Constitucional. Los cálculos preliminares, hechos por el Gobierno, indican que los funcionarios que recibirán el reajuste serán aquellos que actualmente tengan una remuneración de hasta 825 mil pesos mensuales de salario básico.

Esa franja de trabajadores estatales que recibirán el aumento retroactivo, representa el 60 por ciento de la nómina oficial conformada por aproximadamente 800 mil funcionarios, según las cifras oficiales.

De esta manera el Gobierno dará cumplimiento al fallo de la Corte según el cual, se debe proteger el poder adquisitivo de los trabajadores de menores ingresos.

Hasta el momento no se ha calculado cuánto dinero representaría ese incremento salarial. Cuando se establezca la cifra exacta que deberá destinar el eje-

Premio para Terra Lycos

Terra Lycos, la red global de Internet, fue galardonado como el mejor servicio de Internet en América Latina por la revista PC World América Latina, ganándole a los portales de America Online Latin America y YupiMSN. El premio le fue entregado a la organización el pasado 12 de octubre en una ceremonia en la ciudad de Miami. El jurado calificó la facilidad de uso, el contenido y el diseño del portal.

aprobar o rechazar la petición de un 'Acuerdo de explotación' como lo definen las dos aerolíneas en su solicitud ante el Gobierno.

Entre los interrogantes que deben responder las dos compañías están los relacionados con el artículo 1866 del Código de Comercio que tiene que ver con los procesos de regularización del tráfico aéreo.

... blan las aerolíneas, la Aerocivil les reclama aclarar si disminuirán o aumentarán el número de aviones, en cuántos y de qué clase.

Finalmente, sobre las rutas que están servidas por las dos empresas, la Aerocivil pide precisar qué compañía se quedará con cuál. Por ejemplo, en el caso de Medellín, ciudad a la

... las vence el pró... tubre. Ahora, con el requerimiento, este plazo se correrá tantos días como demoren las empresas en entregar la documentación.

Hoy en la Comisión Sexta del Senado, se adelantará un debate sobre la fusión entre Avianca y Aces, al cual ha sido citado Vélez Uribe por el congresista Samuel Moreno.

... a cifra exacta que deberá destinar el ejecutivo para el aumento, el Gobierno presentará un proyecto de adición presupuestal al Congreso.

El mismo fallo de la Corte señala que los reajustes salariales no deben estar amarrados a la inflación del año inmediatamente anterior.

ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

Especie	PRECIO Anterior	PRECIO Cierre	VARIACIÓN	VARIACIÓN Porcentual	PRECIO Máximo	PRECIO Mínimo
BOLSA DE VALORES DE COLOMBIA						
CEMARGOS	4,450.00	4,448.00	-2.00	-0.04%	4,448.00	4,448.00
BAVARIA	6,449.00	6,150.00	-299.00	-4.64%	6,450.00	6,150.00
INTERBOLSA	2,500.00	2,500.00	0.00	0.00%	2,500.00	2,500.00
COLTABACO	2,888.00	1,509.00	-1,379.00	-47.75%	1,590.00	1,497.00
BANBOGOTA	3,410.00	3,540.00	130.00	3.81%	3,540.00	3,500.00
ÉXITO	3,950.00	3,800.00	-150.00	-3.80%	3,850.00	3,800.00
SUR.INVERSIONES	921.00	950.00	29.00	3.15%	950.00	920.00

Fuente: BVC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia octubre
930,55 — 776,53
02 03 04 05 08 09 10 11 12 16

DOW JONES
Bolsa de Nueva York octubre
8.950,50 — 9.384,20
02 03 04 05 08 09 10 11 12 16

NIKKEI
Bolsa de Tokio octubre
10.136,56 — 10.637,82
02 03 04 05 08 09 10 11 12 16

FTSE 100
Bolsa de Londres octubre
4.732,30 — 5.082,60
02 03 04 05 08 09 10 11 12 16

LOS MERCADOS

En el mundo

CAFÉ

BOGOTÁ (EFE)

El precio del café colombiano ayer fue de 0,6190 dólares la libra ex dock Nueva York (0,6185 anterior) para entrega en octubre, informó la Federación Nacional de Cafeteros de Colombia.

BOLSA DE NUEVA YORK

NUEVA YORK (EFE)

El promedio Dow Jones de Industriales, el más emblemático de

En Colombia

DÓLAR

Mercado cambiario Octubre 16/2001	
Precio de apertura	$2.315,30
Precio promedio	$2.303,92
Precio de cierre	$2.290,00
Precio mínimo	$2.290,00
Precio máximo	$2.317,40
Monto	189,18*
No. Operaciones	251

(*) millones
Fuente: Datatec, Banco de la República.

FONDOS

PUBLICIDAD / CAMPAÑA DEL LEGENDARIO PERSONAJE LLEGA A LAS AULAS

Juan Valdez va a Harvard

Incluyen la campaña de Café de Colombia en plan académico de la Escuela de Negocios de la Universidad de Harvard. Más de 800 estudiantes analizan la vida y milagros del personaje.

El cafetero más representativo de Colombia, Juan Valdez, que se ha paseado en los últimos 42 años por los más recónditos lugares de la tierra ahora llegó a la prestigiosa Universidad de Harvard en Estados Unidos.

Resulta que la campaña de Café de Colombia, que desarrolla desde 1960 la Federación Nacional de Cafeteros es estudiada por más de 800 estudiantes de posgrado de esa universidad.

Desde hace un año los directivos de la Escuela de Negocios de la Universidad de Harvard se pusieron en contacto con la Federación Nacional de Cafeteros para obtener toda la documentación necesaria sobre la creación, desarrollo y resultados de la campaña de Café de Colombia para crear un Caso de Estudio (Business Case) que incluyó en su plan académico.

Recomendaciones

Las conclusiones del estudio serán debatidas en varios foros organizados por la universidad en los que participarán académicos, estudiantes y representantes de la Federación y de agencias de publicidad. Posteriormente se sus programas de comercialización, de los cuales el 40 por ciento, es decir 800 millones de dólares los dedica a publicidad, Café de Colombia ha invertido en ese mismo rubro 20 millones de dólares por año.

Una reciente encuesta de la agencia de publicidad DDB indicó que un 85 por ciento de los consultados reconoció a Café de Colombia, mientras que solo el 62 por ciento reconoció el logo de la telefónica AT & T.

NUEVA YORK

NUEVA YORK (EFE)

El promedio Dow Jones de Industriales, el más emblemático de las bolsas de Wall Street, subió 36,60 puntos, o un 0,39 por ciento, hasta los 9.384,20 puntos.

Por su parte, el mercado Nasdaq, donde cotizan las principales empresas de nuevas tecnologías, ordenadores e internet, subió 27,76 puntos, o un 1,52 por ciento, hasta los 1.722,07, después de que el día anterior perdiera el equivalente del 0,42 por ciento.

El volumen de negocios fue de 1.204 millones de acciones, y entre los títulos que cambiaban de manos 1.969 subieron, 1.141 bajaron y 209 se mantuvieron sin cambios.

Fuente: Datatec, Banco de la República.

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Ultrabursátiles	Ultrarenta	11,98%
Helm Securities	Capitalizar	10,67%
Acciones y Valores	Accival	n.d.
BBVA Val. Ganadero	Fontesoro	12,09%
Comis. de Colombia	Opción	11,22%
Promotora Bursátil	Promorenta	11,62%
Profesionales de Bolsa	Valor	11,20%
Corredores Asociados	Interés	10,85%
Suvalor	Surenta	11,39%
Correval	Fonval	11,06%
Serfinco	Olimpia	11,31%
Valores del Popular	Multiplus	11,88%
Nacional de Valores	Rentaval	11,50%
Interacción	Interrenta	11,44%
Acciones de Colombia	Acco Renta	12,15%
Nación	Renta Nación	11,19%
Valores de Occidente	Occivalor	n.d.

Fuente: Comisionistas de bolsa

TASAS DE INTERÉS

INDICADOR	UNIDAD	12.10.2001	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Créd. de consumo	%Efect.	31,93	UVR	%	0,26	0,11
Tarj. de crédito	%Efect.	33,58	DTF	%Efect.	11,54	11,54
Crédito ordinario	%Efect.	21,14	DTF	%Tr. A.	10,77	10,77
Créd. corporativo	%Efect.	15,57	DTF	%Tr. V.	11,07	11,07
Créd. de tesorería	%Efect.	14,11	DTF	%Sm. A.	10,63	10,63
Tasa interbancaria	%Día venc.	10,50	DTF	%Sm. V.	11,23	11,23
Libor	%Efect.	2,33	TCC	%Efect.	12,21	12,12
Prime	%Efect.	5,50	TCC	%Tr. A.	11,36	11,28
TBS 2-14 (PM10)	%Efect.	5,48	TCC	%Tr. V.	11,69	11,61
TBS 15-29 (PM10)	%Efect.	5,40	TCC	%Sm. A.	11,19	11,12
TBS 30 (PM10)	%Efect.	7,86	TCC	%Sm. V.	11,86	11,77
TBS 60 (PM10)	%Efect.	9,62	Capt. 180	%Efect.	12,09	12,47
TBS 90 (PM10)	%Efect.	11,38	Capt. 360	%Efect.	12,35	12,14
TBS 180 (PM10)	%Efect.	12,00	Int. bnc. cte.	%Efect.	26,08	25,17
TBS 360 (PM10)	%Efect.	12,30	Usura	%Efect.	39,12	38,07
TBS >360 (PM10)	%Efect.	12,72	Int. Mora	%Efect.	39,12	37,76

(PM10)=Promedio móvil 10 días- Fuente: Superintendencia Bancaria y Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiducomercio	FCO Unir	12,12%
Fidusuperior	FCO	11,25%
Santander Investment	FCO	11,04%
Fiducolpatria	FCO Rendir	11,48%
La Previsora	FCO Efectivo	12,18%
Fiduvalle	FCO Valor Plus	13,50%
Fiduagraria	FCO Confirenta	11,41%
Fidubogotá	FCO Premier	14,02%
Cititrust	FCO Interfondo	12,94%
Fiducafé	FCO Rentacafé	10,99%
Fiducolombia	FCO Fiducuenta	11,09%
Fiduoccidente	FCO Occi Renta	12,44%
Fiduganadera	FCO Fam	n.d.
Fidunión	FCO Único	10,77%
Fiducolmena	FCO	n.d.
Fidutequendama	FCO Cash	n.d.

Rentabilidad efectiva neta promedio última semana

Fuente: Sociedades fiduciarias

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.1008	2,102.78
Reino Unido	Libra Est. (£)	0.6908	3,350.81
Alemania	Marco (DM)	2.1530	1,075.12
Francia	Franco	7.2210	320.56
Italia	Lira	2,131.51	1.0860
España	Peseta	182.99	12.650
Suiza	Franco Suizo	1.6338	1,416.78
Japón	Yen (¥)	121.33	19.078
Canadá	Dólar can.	1.5640	1,480.01
Brasil	Real	2.7130	853.20
Argentina	Peso	1.0000	2,314.74
Perú	Nuevo Sol	3.4800	665.16
Chile	Peso	701.00	3.3021
Venezuela	Bolívar	743.00	3.1154
Ecuador	Dólar	1.0000	2,314.74
México	Peso	9.0600	255.49
Panamá	Balboa	1.0000	2,314.74

Fuente: Agencias

rán académicos, estudiantes y representantes de la Federación y de agencias de publicidad. Posteriormente se harán unas recomendaciones sobre el rumbo de la campaña.

La escuela de negocios de Harvard, utiliza el estudio y el análisis de casos reales como componente fundamental de su método de enseñanza. Allí han estudiado los presidentes de General Electric, la multinacional alemana 3M, Procter and Gamble y General Motors.

Desde 1960 se han realizado inversiones en promoción y publicidad del café de Colombia por poco más de 900 millones de dólares (a precios de hoy), según la Federación de Cafeteros.

Se calcula que mientras la multinacional AT & T ha invertido aproximadamente 2.000 millones de dólares anuales en Estados Unidos en

FILE No. 823437

ECONÓMICAS

DÓLAR

Tasa representativa del mercado	▲ $ 2.314,74
Casa de cambio (c)	▶ $ 2.120,00
Casa de cambio (v)	▶ $ 2.150,00

CAFÉ — *Dólares por libra en N.Y.*

Hoy	0,61
Ayer	0,61

PETRÓLEO — *Dólares por barril*

Hoy	22,50
Ayer	23,34

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	815,05
Ayer	835,87

INTERÉS — *Efectivo anual*

DTF	11,54%
DTF Trimestre anticipado	10,77%
TBS Efectivo anual: Bancos a 90 días	11,22%

UVR

HOY	$ 120,6736
MAÑANA	$ 120,6880

MONEDAS — *Pesos por*

	Compra	Venta
Bolívar	3,11	3,21
Dólar (Ecuador)		$ 2.314,74
Peso mexicano		$ 251,61

Transmilenio y Plan Colombia

El incremento del 15 por ciento en las importaciones del primer semestre se debe, básicamente, a las compras realizadas por el proyecto Transmilenio (en Bogotá), las destinadas al Plan Colombia y las inversiones empresariales, según información del Dane. Esto tuvo un impacto significativo en la cuente corriente de la balanza de pagos, que al finalizar junio registró un déficit de 1.146 millones de dólares.

Préstamos para constructores

Préstamos aprobados
(Enero-septiembre, millones de pesos)


Constructores
Individuales
2000
97.840
271.012
2001
280.342
271.548

Fuente: Icav
Gráfico: Diseño Editorial / EL TIEMPO

Mientras que los préstamos aprobados por la banca hipotecaria para los constructores prácticamente se multiplicaron por tres entre enero y septiembre, comparado con el mismo lapso del año pasado, los llamados individuales (que se otorgan a personas) se mantuvieron en los 271.000 millones de pesos. Sin embargo, se hicieron desembolsos en mayor cuantía a estos últimos.

Bajó dinamismo de VIS

En agosto, el área aprobada para Vivienda de Interés Social (VIS) registró una disminución de 21,6 por ciento respecto a igual mes del año pasado, mientras que para otro tipo de vivienda aumentó 49,1 por ciento. Entre enero y agosto, los primeros inmuebles se incrementaron 11,3 por ciento y los segundos 15,2 por ciento frente al mismo período del 2000.

Impuestos, como un relojito

Recaudos de impuestos
(Enero-septiembre, billones de pesos)

Pese a que la economía no se está comportando como se previó el año pasado cuando se fijaron las metas de recaudo de

IMPUESTOS / HABRÁ MAYORES GARANTÍAS JURÍDICAS

Blindaje para contribuyentes

La Dian inició un vuelco para unificar procedimientos y darles más seguridad tributaria, aduanera y cambiaria a las empresas y usuarios de la entidad.

JORGE CORREA C.
Redactor de EL TIEMPO

No más normas retroactivas en la Dian que golpean a los contribuyentes, ni cobros de tributos y sanciones por 1.000 ó 2.000 pesos, cuya recuperación puede valer 25 veces más.

Punto final a la proliferación de conceptos tributarios, aduaneros o cambiarios, muchos contradictorios entre sí, que confunden a los empresarios y usuarios de la entidad.

Con casi dos meses como director de la Dian, el abogado Santiago Rojas se ha propuesto brindarles seguridad jurídica a sus usuarios y también a sus propios funcionarios.

¿Cuál es su plan de vuelo?

La Dian tiene que respetar los derechos de los contribuyentes y darles seguridad a sus actuaciones. Apoyaremos a quien legalmente hace empresa. A quienes



LA SEGURIDAD JURÍDICA es determinante para la competitividad del país, dice el director de la Dian, Santiago Rojas. Felipe Caicedo / EL TIEMPO

Son miles de disposiciones, muchas de ellas contradictorias entre sí, y la gente no sabe cuál es la aplicable.

Estamos trabajando en identificar cuál es la norma tributaria, aduanera o cambiaria vigente aplicable para cada caso.

Qué más han identificado.

Que la Dian emite una gran cantidad conceptos que afectan la vida de millones de colombianos firmados por un número indeterminado de funcionarios. Ahora, solo podrán firmarlos los jefes de la Oficina Jurídica y

LAS CARTAS DE LA DIAN

"Cuando la Dian detecta que una empresa o persona debe impuestos le envía una comunicación (requerimiento especial) diciéndole que tiene que notificarse de una resolución en su contra por esa deuda.

"Recibir un requerimiento es molesto y preocupante. Las empresas llaman a sus abogados tributaristas, que son costosos. Se hace cola en una oficina de la Dian para la notificación, se llega a la ventanilla y cuando se conoce el contenido de las resoluciones resulta que son valores de 1.000 ó 2.000 pesos o algo más.

"Esto es inadmisible porque genera un costo administrativo enorme para la Dian y para el contribuyente. En este momento estamos analizando cuánto le cuesta a la entidad hacer y enviar un requerimiento y cuánto recibe.

"Aproximadamente en dos meses estará definido ese costo, que puede estar entre 15.000 y 25.000 pesos. En ese momento se ordenará que todo requerimiento por debajo de esta cifra no se cobrará, porque el Estado pierde dinero en una operación de esta naturaleza".

(Enero-septiembre / billones de pesos)		
Concepto	2000	2001
Internos	10,6	14,1
Externos	3,2	4,0
Tres por mil	0,7	1,0
Otros	N.S	N.S
Total	14,7	19,2

Fuente: Dian
Gráfico: Diseño Editorial / EL TIEMPO

pasado cuando se ... aron las metas de recaudo de impuestos, estos se están comportando como si hubiera desaceleración: a la fecha, los tributos internos muestran un cumplimiento del 99,7 por ciento, los externos del 101,2 por ciento y el gravamen del tres por mil va en 95,8 por ciento. En su conjunto, los ingresos de la Dian están a tono las proyecciones de las autoridades fiscales.

Muebles en vitrina

Cerca de 80 expositores de todo el país montarán sus vitrinas en la Feria internacional del mueble y la madera, que por quinta vez se realizará en Bucaramanga, del 8 al 12 de noviembre. El Centro de ferias, exposiciones y convenciones de la capital santandereana servirá para contactos de negocios, aumentar las ventas y abrir nuevos mercados.

nes. Apoyaremos a quien legalmente hace empresa. A quienes burlen las normas los castigaremos durísimo.

La Dian tiene que participar en la productividad y competitividad del país, porque es una de las entidades estatales con mayor injerencia en la actividad económica nacional. Desde mi llegada a este despacho me propuse identificar puntos clave para actuar sobre ellos y que esto repercuta favorablemente en las empresas, los contribuyentes y la sociedad en general.

¿Y ya están detectados esos puntos?

Sí. Hay una dispersión enorme de normas, de naturaleza legal, reglamentaria, conceptos, órdenes internas de la Dian, ria, aduanera o cambiaria vigente aplicable para cada caso. Hoy puede haber fácilmente 10 o 20 conceptos sobre un mismo tema. Si el usuario no tiene ni idea cuál es la norma que se aplica, no sabe qué hacer.

¿Hay un inventario de normas?

No, solo se sabe que su cantidad es enorme. Estamos compilando y sistematizando las normas para que la Dian y los usuarios sepan cuál es el concepto aplicable a determinado caso, bien sea de impuestos, aduanas o cambios.

Ahora, solo podrán firmarlos los jefes de la Oficina Jurídica y de la Dirección Tributaria.

Además, esos conceptos tienen que tener una validez entre las propias direcciones. Cuando los conceptos son muy importantes, los directores de la Dian, de Impuestos y Aduanero, con la jefe de la Oficina Jurídica, toman la decisión.

Cuando alguien solicite un concepto se enviará el que esté vigente. No se van a cambiar los conceptos, salvo cuando sea necesario por una situación especial y que el propio Director va a responder.

...operación de esta naturaleza?

Qué otro punto.

Muchas veces lo que se hace en Bogotá las administraciones regionales lo aplican de manera diferente. Es **3-7**

SEGURIDAD / SE HACE PASAR POR ESPECIALISTA

Nimda ahora es un falso antivirus

Solo una modificación en la extensión del archivo hace que se confunda con una herramienta de protección.

Después de causar millones de dólares en pérdidas al sector tecnológico y cuando varios especialistas habían anunciado que su actividad se había reducido, Nimda recorre la red de nuevo. Esta vez, disfrazado de un antivirus.

Ahora, la aplicación de sabotaje ha asumido el nombre de Fix_Nimda.exe, cuyo objetivo, según el texto anexo en el correo electrónico que le sirve de transporte por el ciberespacio, es el de detectar y eliminar de cualquier computador los códigos malignos de Nimda, cuando en realidad hace todo lo contrario: infectar al equipo con el programa.

Para no despertar sospechas, el correo anfitrión aparece firmado por un especialista en protección digital de la empresa Security Focus, respaldado por la compañía Trend Micro, especializada en crear aplicaciones de antivirus.

El problema es que el verdadero 'parche' liberado a través de la red por la empresa tiene el mismo nombre del gusano informático, pero su extensión es diferente: Fix_Nimda.com, lo que dificulta su identificación.

Según Shane Coursen, analista de Security Focus, al igual que su predecesor, Fix_Nimda.exe ha sido diseñado para extenderse con gran rapidez, lo que le permite lograr su máximo alcance en aproximadamente 48 horas, sin que sus efectos sean tan devastadores como los de otras aplicaciones de sabotaje.

La versión original ha infectado ocho millones de PC.

Sin embargo, agrega Coursen, el sentido común dicta que nunca debe abrirse un archivo anexo a un correo electrónico, a menos que antes haya sido verificada su autenticidad en una fuente confiable y diferente, por supuesto, al mensaje mismo.

Vale la pena recordar que, bajo su versión original, el virus ha infectado hasta el momento algo más de ocho millones de computadores en todo el mundo, mientras causa daños que ascienden a 600 millones de dólares (casi un billón y medio de pesos).

Programas...

VIENE DE LA 3-2

simplemente escoger la opción 'restaurar', lo que lo ubicará de nuevo en su posición original.

No obstante, estos elementos no serán almacenados allí eternamente y es recomendable vaciar dicha carpeta de vez en cuando.

Entonces, la lógica indicaría que el archivo es expulsado inapelablemente del disco duro. Pero no es así; de hecho, lo único que el sistema hace desaparecer sin remedio es una pequeña pieza de información conocida como *pointer*, cuya función es indicar la ubicación del elemento ahora eliminado.

Estos diminutos códigos, creados cada vez que un nuevo registro es elaborado, suelen alinearse en cierta porción del disco duro destinada para tal efecto, y son consultados por el sistema operativo para compilar la totalidad de su estructura, similar a la de un árbol.

De esta forma, al quitar del camino al *pointer*, cualquier cosa borrada no es realmente desterrada de la memoria, sino que se hace invisible y reposa en el sitio que siempre ocupó, a la espera de que un nuevo archivo sea grabado encima de él.

Así las cosas, los programas destinados a rastrear y traer sanos y salvos datos perdidos concentran su labor en escudriñar el equipo en busca de registros que no cuenten con su correspondiente señalador.

RESCATAR EN INTERNET

En caso de perder la conexión al ciberespacio en medio de la descarga de algún archivo, programas como GetRight y Gozilla permiten continuar con el proceso desde el punto de interrupción una vez se restablezca la el puente con la red. Así mismo, las aplicaciones pueden ser configuradas para establecer niveles de prioridad cuando varios programas o archivos son 'bajados' de Internet al mismo tiempo. Finalizado el proceso, las herramientas harán visibles íconos de cada registro para facilitar su instalación.

MACMEDIC

Entre las herramientas desarrolladas por MacMedic para sistemas de Apple, existen varias versiones de programas que rastrean el disco duro tras la señal de archivos anónimos que el software identifica como perdidos. Luego la aplicación presenta una lista de dichos registros clasificados según lo indique el usuario.

DESCARGA SALVADORA

Estos programas se encuentran en sitios como:

www.pcdigest.com
www.sharewarejunkies.com
www.downlinx.com
www.getright.com
www.gozilla.com
www.datarecoveryrichmond.com
www.arkeia.com
www.datarecovery.com
www.officerecovery.com
www.ucol.org

DATA RECOVERY RICHMOND

Compatible con plataformas Linux, Solaris y Unix, se ha convertido en una de las más utilizadas soluciones para recuperar información. No obstante, es altamente sofisticado y su mal uso podría resultar en la avería de los archivos que se busca rescatar. Por esta razón, es recomendable instalar y utilizar el programa con la asesoría de un experto en el tema.

STAY ALIVE

Funciona junto con todas las aplicaciones hasta que el usuario pueda salvar la información, para luego reiniciar el equipo. A pesar de su tamaño (solo 500 KB), se trata de una código elaborado para agilizar el funcionamiento de diferentes programas mientras busca evitar la desaparición de archivos ejecutados. Recomendados para PC con pocos recursos.

EASY RECOVERY

Diseñada por Ontrack, la versión 5.11 establece parámetros de búsqueda para analizar cada porción del disco duro y recuperar los datos total o parcialmente, según el tiempo transcurrido desde su desaparición. La aplicación rescatará información borrada accidentalmente, afectada por virus o averiada por fallas eléctricas y de software.

ECONÓMICAS

CIFRA DEL DÍA

2 por ciento crecerá este año el sector agropecuario según la SAC.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
		Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual			Pesos por	Compra	Venta
Tasa representativa del mercado	▼ $ 2.303,68	Hoy	0,61	Hoy	22,22	Hoy	789,09	DTF	11,58%	HOY $ 121,0768	Bolívar	3,10	3,20
Casa de cambio (c)	▼ $ 2.090,00	Ayer	0,63	Ayer	21,17	Ayer	777,17	DTF Trimestre anticipado	10,81%	MAÑANA $ 121,0912	Dólar (Ecuador)		$ 2.303,68
Casa de cambio (v)	▼ $ 2.120,00							TBS Efectivo anual Bancos a 90 días	11,63%		Peso mexicano		254,38

Primeros estudios sectoriales

El Ministerio de Comercio Exterior recibió los primeros 4 estudios sectoriales por parte de la Asociación Nacional de Industriales, en los cuales se hace una radiografía de las fortalezas y debilidades de cara al Area de Libre Comercio de las Américas (Alca). Los sectores evaluados corresponden a jabones, productos de perfumería y tocador, farmacéutico, confitería y chocolatería.

Récord de desembolsos

Líneas de crédito Bancoldex
(en pesos) con mayor participación


Otras 17,4%
Capital de trabajo 61%
Consolidación de pasivos 21,6%

Fuente: Bancoldex
Gráfico: Diseño Editorial / EL TIEMPO

En octubre, el Banco de Comercio Exterior de Colombia S.A., Bancóldex, batió el récord de desembolsos en pesos con 118. 974 millones. Si se compara esta cifra con igual período del año anterior de 92.242 millones de pesos, se aprecia un incremento de 29 por ciento. El desembolso total del Banco entre enero 4 y octubre 31 de 2001 asciende a 753.910 millones de pesos y 260 millones de dólares.

Aprueban integración

La Superintendencia de Industria y Comercio aprobó una integración entre la sucursal Unilever Andina (Colombia) y la local Meals Mercadeo, que produce la marca Crem Helado. Meals Mercadeo de Colombia adquirirá los activos, la producción y comercialización del negocio de helados de Unilever.

Campaña Fiducafé

Fiducafé lanzó una nueva campaña la cual está segmentada en diferentes tipos de inversionistas y hace énfasis en la orientación y el manejo que da Fiducafé a los recursos de sus clientes. Como



UNO DE LOS RETOS del sector es mejorar los niveles de productividad tanto por hectárea como por trabajador. Archivo / EL TIEMPO

INFORME / EL RETO NO ES PRODUCIR MÁS SINO MEJORAR RENTABILIDAD

La encrucijada del agro

El campo enfrenta el reto de volverse más competitivo. Por más recursos que se le inyecten si no mejora su rentabilidad podría caer nuevamente en la crisis que lo golpeó hace una década.

ESPECIAL DEL SECTOR AGROPECUARIO

Area cosechada de cultivos transitorios y pemanentes en Colombia (hectáreas)

Cultivos	Promedio 1991-1995	Promedio 1996-2000	Variación absoluta
Transitorios	**2.078.363**	**1.607.375**	**-470.968**
Cereales	1.443.911	1.098.733	-345.178
Oleaginosas	233.154	107.132	-126.022
Otros cultivos	554.540	466.157	-88.383
Permanentes	**1.336.017**	**1.421.487**	**85.471**
Banano y plátano	424.489	423.286	-1.202
Caña	329.244	380.956	51.712
Tuberculos	197.754	208.409	10.655
Oleaginosas	124.288	137.546	13.258
Otros	260.241	271.289	11.048
Café	929.000	890.831	-38.169
Agricultura con café	4.343.380	3.919.694	-423.686

Gráfico: Diseño Editorial / EL TIEMPO Fuente: SAC

anual, según el Gobierno.

La crisis de los 90 obligó al diseño de una estrategia sectorial orientada a integrar al sector rural a esquemas modernos y competitivos para aprovechar las ventajas de los principales sectores en un intento por recuperar el protagonismo económico.

A pesar de los esfuerzos, en los que ha participado tanto el sector privado como el gobierno, los problemas de rentabilidad persisten y algunos sectores la crisis se ha agravado como en el café, los cereales, el algodón y el cacao, poniendo en riesgo su viabilidad.

Fiducafé lanzó una nueva campaña la cual está segmentada en diferentes tipos de inversionistas y hace énfasis en la orientación y el manejo que da Fiducafé a los recursos de sus clientes. Como complemento creó el Club de Amigos y Punto que premia la fidelidad de sus clientes y la acción de referidos con puntos redimibles por artículos para el hogar, deportes y juguetería.

Urgen resolver venta de Bancafé

La Asociación Bancaria y de Entidades Financieras urgió al Gobierno tomar una decisión definitiva en torno a la venta de Bancafé. El gremio indicó que era importante que la actual administración fuera consecuente con su decisión de quedarse solamente con el Banco Agrario para atender las necesidades del mercadeo agropecuario, donde hay fallas que impiden al sector privado operar de manera eficiente.

DEL SECTOR

AGROPECUARIO

JUAN GUILLERMO LONDOÑO
JORGE CORREA
Redactores de EL TIEMPO

El sector agropecuario está convaleciente. Hace apenas una década vivió una de las más severas crisis por cuenta de la llegada de la apertura económica que trajo consigo una avalancha de importaciones, que quebraron a muchos agricultores que no tuvieron más remedio que dejar esta actividad de la cual dependen por lo menos 14 millones de personas.

Otros	260.241	271.289	[illegible]
Café	929.000	890.831	-38.169
Agricultura con café	4.343.380	3.919.694	-423.686

Gráfico: Diseño Editorial / EL TIEMPO Fuente: SAC

Mientras en 1998, el PIB agropecuario decreció en 0,87 por ciento, a partir de 1999 se rompió esta tendencia decreciente al mostrar un crecimiento de 3,4 por ciento y en el año 2000 se consolidó esta tendencia con un crecimiento de 5,22 por ciento, en tanto que la economía en su conjunto lo hizo en 3 por ciento.

Esta tendencia se mantiene en el presente año cuando se espera que el crecimiento sectorial esté alrededor del 4 por ciento, superior al del total de la economía.

Para avanzar en esta dirección y para garantizar beneficios a por lo menos al 80 por ciento de los productores rurales, es necesario sostener el crecimiento sectorial en los próximos nueve años a una tasa no menor del 5 por ciento

res la crisis se ha agravado como en el café, los cereales, el algodón y el cacao, poniendo en riesgo su viabilidad.

Otros renglones un poco más fuertes como los de las flores, la caña de azúcar, el arroz, el banano e inclusive las hortalizas han logrado sobrevivir a punta de sacrificar parte de su rentabilidad ya que sus costos de producción superan **3-3**

EL TIEMPO
MARTES 13 DE JULIO DE 2001



COMERCIO / LLEGADA DE HIPERMERCADOS

Minoristas dan la pelea

ECONÓMICAS

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO

A un paso arrollador, hipermercados y grandes superficies tienen hoy ganado el 50 por ciento del comercio en Colombia. Manejan 3,45 billones de pesos al año, y donde quiera que nace uno de estos negocios se marchitan, a una velocidad pasmosa, las tiendas del vecindario.

Y mientras los almacenes por departamentos y las grandes superficies pujan entre ellos por mostrar cada cual su predominio, las tiendas de barrio pugnan por no desaparecer. La ventaja de los grandes consiste en que cada uno de ellos equivale a 20 o 30 de los pequeños.

Pero también se debe considerar que los pequeños, sumados, son del mismo tamaño que todos los grandes juntos; al fin y al cabo los pequeños negocios manejan los otros 3,45 billones de pesos del comercio anual.

No se trata, sin embargo, de riña a muerte. El asunto, como lo reconoce el presidente de la Federación Nacional de Comerciantes, Sabas Pretelt de la Vega, es que ambos son necesarios, no solamente por la buena salud de la economía sino por su valor social. Los grandes pueden dar bajos precios, pero no venden a crédito, como los pequeños.

Jairo Cortés, un mayorista de patilla, piña y fresa de la central de abastos Corabastos, resume gráficamente la situación: "Cuando la gente tiene el pago de la quincena en el bolsillo, va al gran supermercado, pero cuando está sin plata compra al fiado en la tienda de la esquina".

Corabastos, que agrupa las bodegas de los pequeños, medianos y comerciantes mayoristas de hortalizas, frutas y granos, vende 5.000 toneladas de estos productos diariamente, o lo que es lo mismo: 125 millones de dó-

TELECOMUNICACIONES / LA SUBASTA SE LLEVARÁ A CABO EN ENERO DEL 2002

PCS, en la recta final

Desde que el Ministerio de Comunicaciones anunció la entrada del sistema PCS al país, el mercado de telefonía móvil se prepara para un fuerte revolcón.

COMPUTADORES

DIEGO A. CAMARGO
Redactor de EL TIEMPO

Finalmente, después de casi cinco años de salidas en falso, el gobierno colombiano parece haber entrado en la recta final de una maratón que permitirá la entrada al país del PCS (Servicio de Comunicación Personal, por su sigla en inglés), el sistema de telefonía móvil llamado a competir con la industria celular para fortalecer el nuevo panorama nacional de las telecomunicaciones.

Aunque la necesidad de abrir las puertas a esta tecnología se había hecho evidente desde principios de 1997, cuando el entonces ministro de Comunicaciones Saulo Arboleda anunció que abriría un proceso de licitación con el fin de adjudicar licencias de operación en esta plataforma, la decisión se ha convertido en el centro de 3-9


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¿QUÉ ES PCS?

Por definición, PCS es una tecnología de telecomunicaciones inalámbricas en la banda de 1.900 MHz (en otros países opera en otras bandas) que funciona bajo los mismos principios de la telefonía celular y con aparatos muy similares a los ya conocidos para ese sistema.

En términos generales, esta estructura constituye una etapa intermedia entre los celulares digitales y los de tercera generación, que aún no se comercializan, pero que permitirán la transmisión de enormes cantidades de datos digitales a través de redes inalámbricas de alta velocidad.

A pesar de que tanto los sistemas celulares como los de PCS hacen posible el tráfico de voz, textos e imágenes, estos últimos brindan mayor velocidad y más seguridad en la conexión pues cuentan con plataformas electrónicas más avanzadas y operan en un punto más alto del espectro radioeléctrico (1.900 MHz, frente a 800 MHz de los celulares).

Al trabajar en esta frecuencia, los Servicios de Comunicación Personal necesitan de celdas de territorio más pequeñas y de un mayor número de antenas, lo que implica grandes inversiones de instalación en equipos, pero, al mismo tiempo, mejores niveles de administración de información.



quina".

Corabastos, que agrupa las bodegas de los pequeños, medianos y comerciantes mayoristas de hortalizas, frutas y granos, vende 5.000 toneladas de estos productos diariamente, o lo que es lo mismo: 125 millones de dólares al año -unos 287 mil millones de pesos-.

El director económico de Fenalco, Rafael España, constata que "las tiendas, plazas de mercado y ventas ambulantes, contra los pronósticos de algunos analistas, han ganado espacio en estos tiempos de recesión". Y, también, ha crecido el número de estos negocios dentro de la formalidad. Esto resulta benéfico para el fisco.


EL TIEMPO

CON LA LLEGADA de los hipermercados las tiendas de barrio han diseñado estrategias para sobrevivir. Archivo / EL TIEMPO

Aunque parezca inaudito, las grandes industrias manufactureras y compañías distribuidoras también pueden aprender de las tiendas y supermercados -superetes- de barrio. Porque estos tenderos conocen a sus clientes y les dan un trato personal, mientras vendedor y comprador crean lealtad.

Adicionalmente, a pesar de que son pocas las grandes superficies -Carrefour, Éxito, Alkosto, Carulla Vivero y Makro- y los costos de distribución resultan manejables, los distribuidores venden el 65 por ciento de los artículos manufacturados a las tiendas de barrio, según Fenalco.

Desde luego, hacerlo les representa un gran esfuerzo logístico. No en balde, en solamente Bogotá hay 112 mil tiendas. Quiere decir que industriales, distribuidores y tenderos, se necesitan. Esta realidad ya les fue mostrada por los tenderos a los distribuidores e industriales.

Conociendo el potencial que hay en las tiendas y superetes de barrios, industriales y distribuidores comenzaron a llenar esos estantes con presentaciones al detal de una pastilla de chocolate, un par de salchichas empacadas al vacío, o aceite y café por onzas.

Apoyados por Corabastos, la agremiación Fenalco y la fundación Fundacomercio, los minoristas se preparan para dar la pelea a las grandes superficies. Piden, entonces, que los distribuidores y los industriales les apliquen los mismos descuentos que tienen los hipermercados, del 15 y 20 por ciento.

Para obtener estos beneficios se comprometen a agruparse para hacer los pedidos. Corabastos -dijo su gerente, Raúl Tobón- está en condiciones, en principio, de vender las verduras, frutas y granos, en empaques de 10, 25 y 50 kilogramos, "con lo que se pueden mejorar los precios y la calidad".

ECONÓMICAS

CIFRA DEL DÍA

$10.000 millones en TES a 9 días colocó ayer el Gobierno una tasa del 10,50 por cient

DÓLAR

Tasa representativa del mercado	▼ $ 2.312,33
Casa de cambio (c)	▶$ 2.120,00
Casa de cambio (v)	▶$ 2.150,00

CAFÉ

Dólares por libra en N.Y.

Hoy	0,61
Ayer	0,62

PETRÓLEO

Dólares por barril

Hoy	23,34
Ayer	22,53

BOLSA DE COLOMBIA

IGBC (Índice General)

Hoy	835,87
Ayer	860,71

INTERÉS

Efectivo anual

DTF	11,54%
DTF Trimestre anticipado	10,77%
TBS Efectivo anual Bancos a 90 días	11,43%

UVR

HOY	$ 120,6279
MAÑANA	$ 120,6383

MONEDAS

	Pesos por Compra	Venta
Bolívar	3,12	3,22
Dólar (Ecuador)		$ 2.312,33
Peso mexicano		$ 253,04

Avianca sin Londres

La aerolínea Avianca decidió suspender a partir del 27 de octubre su ruta a Londres. El avión que tenía para ese destino fue reasignado a vuelos en Suramérica, Miami y Nueva York. Avianca dispone, entonces, de 4 vuelos diarios a Caracas, 3 a Quito, 2 a Lima y uno a Nueva York. Además, un vuelo semanal a Miami desde Medellín, Cali y Barranquilla, y uno a Nueva York desde Cali y desde Medellín.

Compensar en Skandia

De 11,44 a 17,99 por ciento aumentó la caja de compensación Compensar su participación accionaria en el fondo de pensiones y cesantías Skandia. Lo logró adquiriendo las acciones de los bancos Unión Colombiano y Lloyds TSB. Skandia se destaca en las estadísticas de la Superbancaria sobre rentabilidad, además que la firma de riesgo Duff y Phelps la calificó triple "A". Compensar tiene 285 mil afiliados.

Tienda Terra


Compras por Internet (%)
Música 42,24
Libros 34,2
Informática 7,6
Ropa 6,9
Alimentos 0,5
Seguros 0,6

Fuente: Mundoviaje.com

Terra Colombia, www.terra.com.co, lanzó su propia tienda virtual, Tienda Terra. Esta cuenta con un centro comercial virtual que incluye una variedad de categorías y productos como artículos para bebé, decoración, hogar, fotografía, juegos de videos, libros y boletas para espectáculos, entre otros. Las compras se pueden realizar a través de tarjeta de crédito o en efectivo.

Donación Carrefour

La cadena de supermercados Carrefour a través de su fundación se comprometió a donar 75 mil dólares para el programa escuela amiga de los niños y las niñas de Unicef. Los recursos se destinarán a poner en marcha la estrategia escuela amiga y a la

SALARIOS / GOBIERNO FIJARÁ TOPES Y PORCENTAJES DE INCREMENTOS

Alza es retroactiva y para todos los estatales

Aunque la Corte Constitucional desligó la inflación como base para el aumento de salarios, sí obliga a incrementos anuales pero ponderados.

La Corte Constitucional precisó que el Gobierno sí debe incrementar el salario a todos los servidores del Estado y además ese aumento debe ser retroactivo al primero de enero de este año.

Sin embargo, la sentencia señala que el aumento debe ser mayor para salarios hasta de 1.500.000 pesos y los superiores a ese monto, pueden tener algunos incrementos con una fórmula que adopte el Gobierno.

El aumento, para quienes ganen menos de 1.500.000 pesos, debe mantener el poder adquisitivo real de los salarios.

La fórmula, si el Gobierno quiere, puede ser con base en la inflación del año pasado (8.75 por ciento) o la proyectada para el 2001.

En el caso de las asignaciones por encima del 1.500.000 pesos, el Ejecutivo no está obligado a tomar la inflación como base para reajustar esas asignaciones pero sí tener en cuenta una escala progresiva.

Este principio establece que los salarios por encima del tope de 1.500.000 pesos, serán reajustados con porcentajes menores al establecido para fijar los que menor ganan.

Un ejemplo hipotético ilustra el fallo de la Corte: si eventualmente el Ejecutivo toma como base la inflación del 8.75 por ciento para el incremento de los salarios más bajos hasta 1.500.000 pesos en este año, para asignaciones de 2.500.000 pesos, podría fijar un monto de 6.75 por ciento. Y así hasta llegar a salarios muy altos en los cuales el porcentaje podría llegar a cero. (Ver gráfico)

El cálculo del promedio de salarios de los funcionarios, fue tomado por la Corte según una certificación de la Contraloría General de la República, tal y como lo establece el artículo 187 de la Constitución.

Ejemplo de incremento

Con base en el fallo de la Corte Constitucional que ordena el aumento salarial para todos los funcionarios públicos pero en los porcentajes que fije el Gobierno, y en el evento de que este tome la inflación del año pasado como base, se tienen los siguientes rangos:

Hasta $ 1'500.000	8,75%
$ 2'500.000	6,75%
$ 4'000.000	5,75%
$ 6'000.000	4,75%
$ 8'000.000	3,75%
$ 10'000.000	2,75%
$ 12'000.000	1,75%
$ 14'000.000 ó más.	0,5%

Gráfico: Diseño Editorial / EL TIEMPO

Deben ser retroactivos

Ese tema que en principio causó confusión, ayer fue aclarado por la Corte: si hay retroactividad al primero de enero de este año en los aumentos que haga el Gobierno.

Se aplica porque la demanda era contra la ley de presupuesto que rige desde el primero de enero hasta el 31 de diciembre de este año.

También porque la Constitución consagra la movilidad en los salarios, es decir, que no pueden perder su poder adquisitivo.

Para la Corte, el Gobierno podrá establecer el mecanismo por medio del cual haga ese incremento y la forma como se pagará a los más de 700 mil funcionarios del Estado.

La decisión advierte que los recursos que se ahorre el Ejecutivo por esta nueva fórmula adoptada por la Corte Constitucional, deben ser invertidos en planes sociales para niños, madres cabeza de familia, crear fuentes de empleo, discapacitados y desplazados.

Para algunos juristas, la senten- 1-19

REFORMA / 'HABRÁ PROYECTO PARA EL CONGRESO EL PRÓXIMO 7 DE DICIEMBRE'

para el programa escuela amiga de los niños y las niñas de Unicef. Los recursos se destinarán a poner en marcha la estrategia escuela amiga y a la remodelación y adecuación de 3 escuelas en el país. De esta forma por lo menos 900 niños y niñas de escasos recursos tendrán la oportunidad de disfrutar de una mejor calidad educativa.

Las páginas amarillas

Cuando alguien está decidido a comprar, busca dónde hacerlo. En lo primero en que se piensa, en Colombia y en el mundo, es en un directorio telefónico, que le ofrece la información 24 horas al día, 365 días al año, y gratuitamente. Publicar cierra hoy la oportunidad de incluir en el directorio de páginas amarillas, las empresas de bienes y servicios que puedan ser buscadas.

Reunión de la OMC

Colombia, representada por la ministra de Comercio Exterior, Marta Lucía Ramírez, participará entre el 13 y 14 de octubre en Singapur, en una reunión preparatoria previa a la IV Conferencia Ministerial de la Organización Mundial de Comercio. A esta reunión solamente asistirán 21 de los 142 países de la OMC. Latinoamérica estará representada además de Colombia por México y Brasil.

SERVICIOS

Sancionan a empresa de comunicaciones

La Empresa de Telecomunicaciones de Bucaramanga fue sancionada con 28,6 millones de pesos por violar el Plan Nacional de Numeración establecido por el Ministerio de Comunicaciones, informó la Superintendencia de Servicios Públicos Domiciliarios.

Telebucaramanga utilizó el número 155 sin haber sido asignado.

Dicha numeración corresponde al esquema de marcación designado por la Comisión de Regulación de Telecomunicaciones (CRT) destinada a servicios semiautomáticos y especiales de abonado como servicios de urgencias, reclamos e información de interés general.

Por el contrario, la empresa utilizó el 155 para actividades diferentes a las reglamentarias como el anuncio del horóscopo, estado del tiempo, el hit musical, chistes y hasta recetas de cocina.

REFORMA / HABRÁ PROYECTO PARA EL CONGRESO EL PRÓXIMO 7 DE DICIEMBRE

Convocan Pacto Social para pensiones

En cumplimiento de los acuerdos de Washington de los ministros de Hacienda y Trabajo con el Fondo Monetario Internacional, el Gobierno convocó ayer para el próximo 6 de noviembre el Pacto Social y Político para concertar un proyecto de reforma pensional que estará listo a finales de este mes.

En un escueto comunicado los ministros Juan Manuel Santos y Angelino Garzón señalan perentoriamente que el próximo 7 de diciembre el Pacto Social y Político presentará al Congreso el proyecto de ley de reforma pensional que salga de sus deliberaciones.

Los dos ministros ratificaron además que no hablarán públicamente sobre el tema hasta que sea presentada la propuesta al Pacto Social y Político, en el cual participarán voceros del Gobierno, los gremios económicos, las centrales obreras y los candidatos a la Presidencia. El Pacto deliberará en Bogotá entre el 6 de noviembre y el 6 de diciembre de este año.

Los dos funcionarios advierten también en su pronunciamiento que no existe ningún enfrentamiento entre ellos sobre este particular, es decir la reforma pensional.

El ministro Garzón ha señalado que la iniciativa que se lleve al Congreso debe ser concertada. Las centrales obreras por su parte han indicado que no aceptarán eliminar derechos adquiridos.

THE WALL STREET JOURNAL AMERICAS.®

VIERNES 12 DE OCTUBRE DE 2001 http://interactivo.wsj.com

Una publicación de DOW JONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

TELEMUNDO será adquirida por NBC, filial de General Electric. Los accionistas de la cadena de televisión hispana recibirán US$1.980 millones en efectivo y acciones, más la absorción de US$700 millones en deuda. La noticia provocó conjeturas de que la primera cadena hispana, Univisión, también podría ser objeto de una compra, lo que impulsó las acciones de esta última el jueves un 7,74%, para cerrar en US$28,38.

* * *

General Electric informó un incremento de su ingreso neto de apenas un 3,1% durante el tercer trimestre en comparación con el mismo período del año anterior. La compañía había anunciado antes pérdidas en sus operaciones de seguros de US$400 millones, derivadas de los ataques terroristas.

* * *

Goldman Sachs Group Inc., uno de los compradores extranjeros más grandes de bienes inmuebles en Japón en los últimos años, se dispone a vender algunas de esas propiedades a través de un oferta inicial pública de un fondo de inversión en bienes raíces. El REIT (por su nombre en inglés) tendrá más de US$1.200 millones en activos.

* * *

Coca-Cola invertirá hasta US$50 millones durante los próximos 14 meses en el lanzamiento de su bebida hidratante Powerade en seis países europeos. La bebida, que entrará al mercado a fines de mes, busca competir con Gatorade, recientemente adquirida por PepsiCo.

* * *

Prisa, española de medios, pagará hasta US$50 millones por una participación minoritaria en la divisón de radio de Grupo Televisa. Se espera que el presidente mexicano Vicente Fox anuncie el acuerdo el lunes con la adquisición de una planta en Argentina, para la producción de sus marcas de alimento para mascotas Eukanuba y IAMS. Se prevé que el sector de comida para mascotas crezca un 5% en el país sudamericano este año. La planta comenzaría a funcionar el primer trimestre de 2002.

* * *

Rupert Murdoch, el magnate de los medios, dijo que los ataques terroristas en EE.UU. le costó a su compañía News Corp. al menos US$100 millones en publicidad. Sin embargo, añadió que su grupo de medios está en una posición muy saludable y no tiene deuda acumulada.

* * *

El Banco Central de Venezuela indicó que la economía debería crecer un 4% este año y confirmó el pronóstico de 4% de crecimiento para 2002. Economistas han dicho que Venezuela debería apuntar hacia un menor crecimiento por la posibilidad de una caída en los precios del petróleo por la recesión global.

* * *

El Banco Central Europeo dejó sin cambio las tasas de interés de referencia, a pesar de la desaceleración del crecimiento. La decisión decepcionó a quienes creen en la inminencia de una recesión global.

* * *

La autoridad de aviación de Colombia autorizó aplicar un recargo a pasajeros de aerolíneas y a la carga aérea, por el aumento en la seguridad. Avianca informó que los pasajeros en vuelos internacionales pagarán un sobrecargo de US$7,70 más impuestos.

* * *

IBM anunció el desarrollo de un chip semiconductor de bajo consumo de energía que puede extender significativamente la duración de las baterías en los teléfonos celulares

Wall Street repunta a los niveles previos a los ataques

E.S. BROWNING
Redactor de The Wall Street Journal

Las acciones siguieron avanzando en medio de una sorprendente oleada de confianza de los inversionistas, recuperando la última parte de los US$1,38 billones en valor de mercado que se habían perdido tras los ataques terroristas del mes pasado.

Dos de los tres índices más observados, el Standard & Poor's 500 y el Índice Compuesto Nasdaq, cerraron por encima de sus niveles anteriores a los ataques, eliminando sus pérdidas previas en apenas un mes.

Los inversionistas volvieron en masa a comprar acciones, lo que atribuyeron al éxito de los ataques militares de Estados Unidos, la ausencia de represalias terroristas y las renovadas esperanzas de una recuperación económica el año próximo. Muchas de las acciones que ayudaron a alimentar el repunte reciente son las mismas que se derrumbaron después de los ataques, cuando se generalizaron los temores de una recesión.

El jueves, acciones como Corning y Eastman Kodak impulsaron un alza del 1,52% en el S&P 500, o 16,44 puntos, a 1.097,43 el jueves. Con ello, el indicador quedó por encima de su cierre de 1.092,54 del 10 de septiembre, el día antes de los ataques.

A su vez, el Índice Compuesto Nasdaq, que está compuesto mayormente por acciones de tecnología que habían caído después de los ataques, subió un 4,62%, o 75,21 puntos, a 1.701,47, cifra superior a su cierre del 10 de septiembre de 1.695,38. El Nasdaq ha subido en siete de sus últimas ocho sesiones.

El Promedio Industrial Dow Jones, más concentrado en acciones industriales más tradicionales, como DuPont y Alcoa, ganó más que el S&P 500 el jueves, con un alza de un 1,84%, o 169,59 puntos, a 9.410,45. Pero el alza reciente de muchas de sus acciones económicamente sensibles aún no ha compensado sus pérdidas después del ataque. El Dow sigue por debajo de su nivel previo al ataque de 9.605,51 puntos. Los bonos del Tesoro cayeron drásticamente debido a que el dinero siguió pasando de la renta fija a las acciones, y el dólar subió frente al euro y el yen.

El Nasdaq ha repuntado un 20% desde que tocó fondo el 21 de septiembre. El S&P 500 y el Dow Jones han crecido cerca de un 14% desde ese día.

"Es un alivio que no se hayan producido represalias inmediatas del contraataque" en Afganistán junto a una renovada sensación de optimismo, dijo Tim Heekin, director de negociaciones en la corredora bursátil de San Francisco Thomas Weisel Partners.

Algo de confianza

El Índice Nasdaq y el Índice S&P 500 cerraron el jueves por encima de sus cierres del 10 de septiembre por primera vez desde los ataques terroristas, mientras que el Dow Jones saltó un 2% sobre su cierre antes de los ataques.


25%
0
-25
-50
Cierre 10 de septiembre (transacciones suspendidas hasta 14/sep.)
DJ 9.410,45
S&P 500 1.097,43
Nasdaq 1.701,47
E F M A M J J A S O N D
2001

Fuente: Thomson Financial/Datastream; WSJ Market Data Group

Pero además de eso, las solicitudes de desempleo de la semana pasado fueron menores a lo anticipado, lo que sugiere que la gente está volviendo al trabajo o encontrando nuevos empleos.

En general, un grupo de analistas ha empezado a proyectar lo que llaman una "recuperación en forma de V" de la economía, el resultado del plan de estímulo económico del gobierno y de la inyección de dinero de la Reserva Federal.

General Electric anunció ganancias del tercer trimestre que estuvieron en línea con las expectativas de los analistas, y otras compañías incluyendo Yahoo!, PepsiCo., Genentech y Abbott Laboratories cumplieron o excedieron *las proyecciones de los analistas* para el tercer trimestre.

Aunque varias empresas advirtieron sobre dificultades en el cuarto trimestre, generalmente tuvieron comentarios optimistas sobre la probabilidad de una recuperación en los próximos meses. Los inversionistas también estuvieron sorprendidos al conocer que las ventas de autos superaron las expectativas.

El reciente tono positivo del mercado también se puede apreciar en la evolución de algunos de los índices que siguen el desempeño de sectores.

El Morgan Stanley High Technology Index, por ejemplo, subió un 5% el jueves en medio de una ola

Chile pone distancia con el resto de Latinoamérica

PAMELA DRUCKERMAN
Redactora de The Wall Street Journal

NUEVA YORK

Desafiando el mal clima que se ha apoderado de los mercados emergentes desde los ataques terroristas del 11 de septiembre, el gobierno de Chile colocó el jueves US$650 millones en bonos a inversionistas internacionales.

Chile está intentando diferenciarse de su atribulado vecino: Argentina, cuya lucha con una gran deuda pública ha agriado el ánimo de otros gobiernos interesados en pedir créditos en el extranjero.

Los inversionistas de naciones ricas *también han estado* rehuyendo países riesgosos en general, a medida que empeoran las condiciones económicas en la escena doméstica.

Esta alicaída atmósfera también ha contagiado a Chile.

El peso chileno ha perdido un 20% frente al dólar en lo que va del año, ya que los inversionistas golpearon duramente a las principales monedas sudamericanas en vista de los problemas de Argentina y de las crecientes preocupaciones por las finanzas públicas de Brasil.

Crecimiento

Variación porcentual respecto al año anterior en el Producto Interno Bruto de Chile ajustado a la inflación


15%
10
5
0
-5
1990
1995
00 01
Estimado

Fuente: Banco Central de Chile

pagará hasta US$50 millones por una participación minoritaria en la divisón de radio de Grupo Televisa. Se espera que el presidente mexicano Vicente Fox anuncie el acuerdo el lunes durante su visita de estado a España. Televisa opera seis estaciones de radio en la ciudad de México y nueve más en todo el país.

* * *

Telemar, brasileña de telecomunicaciones, reducirá hasta 10.000 empleos durante los próximos seis meses como parte de un proceso de reestructuración. La decisión está diseñada para cumplir las metas de desempeño.

* * *

México fijó aranceles del 210% para la importación del jarabe de maíz con alta concentración de fructosa para los países con la condición de país más favorecido, establecida por la OMC. Los impuestos antidumping a la fructosa de EE.UU. permanecerán sin cambios.

* * *

Procter & Gamble invertirá US$20 millones en la construc-

IBM anunció el desarrollo de un chip semiconductor de bajo consumo de energía que puede extender significativamente la duración de las baterías en los teléfonos celulares, computadores y otros artefactos portátiles.

* * *

Computer Associates, estadounidense de software, recortará el 5% de su fuerza laboral, ó 900 cargos de los 18.000 que tiene en total la compañía a nivel global. Las reducciones reflejan la caída del mercado del software.

* * *

Nokia Corp. lanzó el jueves un nuevo modelo de teléfono celular, el 5510, que además de ofrecer servicio telefónico regular, cuenta con servicios de entretenimiento, como mensajes, juegos y música. El aparato tiene un teclado alfabético externo que busca facilitar al usuario la navegación en Internet.

Más informaciónes en
www.interactivo.wsj.com
Envíe sus comentarios a:
americas@wsj.dowjones.com

han crecido cerca de un 14% desde ese día.

"Es un alivio que no se hayan producido represalias inmediatas del contraataque" en Afganistán junto a una renovada sensación de optimismo, dijo Tim Heekin, director de negociaciones en la corredora bursátil de San Francisco Thomas Weisel Partners.

"Ha sido algo fantástico y la gente no quiere perdérselo", dijo, añadiendo que el mercado se encuentra en un "punto de inflexión", desde el cual ahora sostendrá sus ganancias o caerá para consolidarse.

El motor más inmediato para el mercado han sido las imágenes de los aviones de combate de EE.UU. y de un confiado George Bush en las pantallas de televisión en los pisos de negociaciones, dicen los operadores.

vas.

El reciente tono positivo del mercado también se puede apreciar en la evolución de algunos de los índices que siguen el desempeño de sectores.

El Morgan Stanley High Technology Index, por ejemplo, subió un 5% el jueves en medio de una ola compradora de títulos que se desplomaron tras los ataques del 11 de septiembre. El índice de acciones cíclicas de Morgan Stanley, que sigue las acciones de automotri ces y fabricantes de químicos, entre otros, que son muy sensibles a las fluctuaciones de la economía, avanzó un 3%. Pero el índice de consumo de Morgan Stanley, que incluye a firmas cuyas ventas son afectadas por los ciclos económicos, cedió un 0,3%.

Publicis desafía la turbulencia en el sector publicitario y sale de compras

ALESSANDRA GALLONI Y SUZANNE VRANICA
Redactoras de The Wall Street Journal

El dos de octubre, tres semanas después de los ataques terroristas en Estados Unidos que dejaron a la economía mundial tambaleante, la empresa de publicidad francesa, Publicis Groupe SA, anunció la compra de FusionDM, una pequeña firma de marketing con sede en San Francisco.

Normalmente, la decisión hubiera pasado inadvertida, porque las agencias globales siempre están en busca de adquisiciones. Pero Maurice Levy, el presidente ejecutivo de Publicis, insiste en que la decisión de seguir adelante lleva implícita un mensaje: "Una clara señal que muestra que el terrorismo no nos debe frenar".

Maurice Levy

De hecho, Levy ha seguido su camino. El 5 de octubre inauguró una nueva sede central para Publicis en el centro de Manhattan. Y es la cuarta de una serie de nuevas y modernas oficinas que la agencia inaugura en EE.UU. desde enero de 2000. Esta semana, Fallon Worldwide, una agencia filial, dijo que abrirá oficinas en Sao Paulo, Brasil, así como en Singapur y Hong Kong en enero.

Aunque Levy dice que Publicis no está buscando una gran adquisición, en estos momentos está de compras. El próximo paso, dice, será realizar negocios en América Latina y Japón. La compañía holding de negocios de publicidad va a continuar. "Si nos volvemos paranoicos con el terrorismo, los terroristas ganarán", dice.

La fortaleza de la agencia, en momentos en los que la industria de la publicidad está pasando por una caída sin precedentes, está en sus numerosos clientes en las industrias de empacados y de bienes de consumo.

"Tenemos clientes de la vieja economía como alimentos, higiene, productos de hogar y automotrices. Y esto nos está ayudando a preservar los ingresos", dice Levy. "No estoy ciego. Algunos clientes están cortando. Lo que nos hace sentir ligeramente más confiados es que históricamente nosotros hemos perdido menos clientes [en los tiempos difíciles]".

En las últimas semanas, Publicis ha surgido como una de las pocas empresas de publicidad globales que se muestra segura de ser capaz de poder cumplir sus objetivos financieros a pesar de los ataques del 11 de septiembre. "Van a llegar al objetivo o estarán ligeramente por debajo y el hecho de que ellos lo reiteren es un signo de confianza de su parte", dice Lyonel Francoy, un analista que sigue la industria de la publicidad para Deutsche Bank en París.

La semana pasada, el rival francés de Publicis, Havas Advertising, disminuyó su objetivo de margen operativo para todo el año del 15% a un nivel que estaría entre el 10% y el 12% y anunció que recortaría unos 1.200 empleos.

Cordiant Communications Group, del Reino Unido, también anunció una advertencia sobre sus utilidades, lo que hizo que sus inversionistas castigaran la empresa en bolsa, que perdió el 40% de su valor de mercado. Mientras tanto, otras empresas de publicidad se están saliendo de posibles negocios. Havas decidió retirarse el mes pasado de una batalla por el control de la empresa de compra de medios británica Rempus Group y el otro oferente, WPP Group, también está apelando a las autoridades del Reino Unido para retirar su oferta, que resultó ganadora.

No hay duda de que Publicis también está afectada. La firma ha recortado 1.300 puestos en todo el mundo este año y su planta laboral consiste ahora de 20.000 personas. Varios clientes están recortando fuertemente el gasto en publicidad, entre ellos British Airways, United Airlines y Club Méditerranée.

Levy anota que esos tres clientes le han pagado a la empresa cerca del 80% de lo que se estimaba pagarían este año y su facturación combinada representa el 2% de los ingresos globales de Publicis que alcanzan los US$13.660 millones.

Claves del grupo

Oficinas centrales: París

Presidente ejecutivo: Maurice Levy

Unidades cruciales: Publicis Worldwide, Saatchi & Saatchi, Fallon, Nelson Communications, Optimedia, Zenithmedia*

Clientes clave: Whirlpool, British Airways, United Airlines, L'Oreal, Renault, Visa

*Zenithmedia es propiedad conjunta de Publicis y Cordiant Communications, de Gran Bretaña; Zenithmedia y Optimedia se fusionaron en fechas recientes.

Fuente: La compañía

Al Yazira busca más un buen negocio que triunfos políticos

DANIEL PEARL Y SALLY BEATTY
Redactores de The Wall Street Journal

DOHA, QATAR

Mientras los mensajes grabados del presunto terrorista Osama bin Laden y sus seguidores generan controversia en Estados Unidos, la televisora que primero dio a conocer las imágenes está muy ocupada tratando de convertir su cobertura exclusiva en ganancias.

Al Yazira, el servicio noticioso vía satélite con sede en Qatar, está viendo un inusitado crecimiento en sus ingresos, gracias a las suscripciones y comisiones por retransmisión de las cadenas occidentales. El jueves, por ejemplo, la estadounidense ABC llegó a un acuerdo con Al Yazira mediante el cual ambas compartirán instalaciones y grabaciones en torno a la cobertura de la llamada guerra contra el terrorismo. La BBC de Londres pagó directamente a la firma por sus imágenes de los bombardeos a Afganistán.

Si bien estos acuerdos son comunes en el mundo de la TV, el cortejo que ha vivido Al Yazira ha sido más que intenso. Ejecutivos de esta cadena han recibido comisiones de "varios miles" de dólares por minuto, según una fuente del sector.

El gobierno de Qatar ocupa cuatro de los siete puestos en el consejo de Al Yazira, y cubre un 70% de sus costos, según un ejecutivo de la cadena.

Al Yazira tiene prácticamente carta blanca en materia periodística, y es probable que la política no tenga nada que ver con su decisión de presentar un mensaje videograbado de Bin Laden el domingo pasado justificando los ataques terroristas del 11 de septiembre y amenazando sobre futuros atentados.

"Esto es comercial", dice un funcionario estadounidense, quien agrega que Al Yazira está echando mano del sensacionalismo para incrementar su audiencia y sus ingresos. "El sensacionalismo árabe es incendiario, mientras que el estadounidense es de mal gusto".



0
-5
1990
1995
00 01
Estimado

Fuente: Banco Central de Chile

La venta del jueves, la primera de un mercado emergente importante desde el 11 de septiembre, ofreció señales de que los inversionistas todavía están dispuestos a considerar a los países por sus propios méritos. Los bonos a diez años fueron calificados con grado de inversión, y su rentabilidad se fijó en un 7,226%. Chile tiene una deuda externa muy baja y su presupuesto es bastante equilibrado.

"Queríamos estimular los negocios y la confianza de los consumidores, mostrando que en el mismo ojo del huracán los mercados estaban abiertos a esto", dijo en una entrevista el ministro de Hacienda chileno, Nicolás Eyzaguirre.

Pero la venta de bonos también subraya la vulnerabilidad de Chile a la desaceleración de la economía global.

Un tercio del Producto Interno Bruto (PIB) del país proviene de las exportaciones, el porcentaje más alto de cualquiera de los principales países latinoamericanos, lo que deja a Chile muy vulnerable a la caída en la demanda internacional. A principios de esta semana, el banco central chileno redujo su pronóstico de crecimiento económico para 2002 a entre 3% y 4%, por debajo del 5% previsto anteriormente.

Después de un período de menor crecimiento durante los últimos años, la fortaleza de las exportaciones y las bajas tasas de interés estaban comenzando a impulsar la economía cuando ocurrieron los atentados.

"Las cosas estaban comenzando a mejorar justo cuando llegó el 11 de septiembre", dice Andrés Velasco, economista de la firma chilena LatinSource. "El momento no podía haber sido peor".

Chile es especialmente sensible al precio del cobre, su principal exportación, que ha caído en cerca de un 28% durante el último año.

Se espera que los fondos recaudados por la venta de bonos sean usados para reponer un fondo especial del gobierno que por lo general se cubre con los ingresos del cobre. "No podemos evitar cierto grado de vulnerabilidad producto de condiciones adversas en el exterior", dijo Eyzaguirre.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

US $0,62 es el precio de la libra del café colombiano en Nueva York.

DÓLAR

Tasa representativa del mercado	▼ $ 2.320,41
Casa de cambio (c)	▶ $ 2.120,00
Casa de cambio (v)	▶ $ 2.155,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,62
Ayer	0,63

PETRÓLEO — Dólares por barril

Hoy	22,53
Ayer	22,48

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	860,71
Ayer	896,40

INTERÉS

Efectivo anual DTF	11,54%
DTF Trimestre anticipado	10,77%
TBS Efectivo anual Bancos a 90 días	11,30%

UVR

HOY	$ 120,6174
MAÑANA	$ 120,6279

MONEDAS

Pesos por	Compra	Venta
Bolívar	3,13	3,23
Dólar (Ecuador)		$ 2.320,41
Peso mexicano		$ 252,32

Oxy declaró fuerza mayor

La multinacional Occidental declaró desde el lunes pasado, por segunda vez este año, el estado de fuerza mayor para Caño Limón, en Arauca debido a los ataques de la guerrilla contra el oleoducto. Entre febrero y julio la empresa se había acogido a esta figura la cual implica que no puede cumplir con sus compromisos de exportación de crudo. La fuerza mayor acarreará suspensión de contratos y trabajadores.

Otra baja del dólar

El precio del dólar siguió ayer en retroceso al caer 10 pesos, con lo cual la tasa representativa del mercado quedó en 2.319 pesos. Este descenso obedeció a versiones sobre una fuerte monetización de divisas. Sin embargo, el Gobierno sostuvo que el cronograma no ha cambiado y que el ingreso de dólares se hará de manera ordenada. Se espera que Ecopetrol monetice 400 millones de dólares y la Tesorería otros 200 millones.

Revolución del crédito



El ex presidente de la Asociación Colombiana de Pequeñas y Medianas Empresas (Acopi) y ex ministro de Desarrollo Económico, Jaime Alberto Cabal Sanclemente, lanzó ayer su aspiración electoral al Senado de la República, "no como punto de llegada, sino de partida", para impulsar la revolución del crédito y de la creación de empresas y puestos de trabajo.

Chevrolet bate récord

Chevrolet exportó 1.176 unidades en septiembre de 2001 a países de la región andina, especialmente a Ecuador y Venezuela, lo que se constituyó en una cifra récord. Entre enero y septiembre las exportaciones subieron 343 por ciento y pasaron de 1.520 unidades a 6.740. A final de año se calculan ventas externas por 10.196 unidades. Las mayores

FALLO / CORTE CONSTITUCIONAL CAMBIÓ JURISPRUDENCIA

Aumentos salariales no dependerán de inflación

La decisión señala que el Gobierno debe proteger el poder adquisitivo de los trabajadores que ganan menos. Duro sacrificio para los funcionarios de sueldos altos.



EL TEMA DE LOS SALARIOS estatales ha sido uno de los debates más largos y candentes en la Corte Constitucional. Archivo / EL TIEMPO

La Corte Constitucional le dio ayer un viraje radical a la forma como la Nación debe aumentar el salario de los empleados oficiales.

En una decisión dividida, el tribunal determinó que el incremento en los sueldos no deberá estar atado al índice de inflación del año inmediatamente anterior y por lo tanto el Gobierno queda en libertad de establecer, según sus cuentas, cuál será el reajuste salarial de sus empleados.

La nueva Corte Constitucional decidió modificar así la jurisprudencia adoptada hace un año por sus anteriores integrantes, la cual dispuso que los incrementos salariales de los funcionarios públicos debían hacerse con base en el índice de precios al consumidor.

Según los magistrados, son el Gobierno, el Congreso y el Banco de la República los encargados de definir las políticas económicas y monetarias.

Por lo tanto, basados en esas políticas macroeconómicas y no en el aumento en el costo de vida, debe aplicarse el incremento en los salarios de los empleados oficiales.

1-17

REACCIONES

'Es un fallo salomónico'

El ministro de Hacienda, Juan Manuel Santos, calificó ayer de salomónico y responsable el fallo de la Corte Constitucional y anunció que el Gobierno hará los reajustes de salarios teniendo en cuenta dicho pronunciamiento.

Precisó que se van a incrementar los salarios de aquellos trabajadores públicos que estén por debajo del salario promedio de todo el sector, que está en 870.000 pesos.

Es decir, que a todos los trabajadores que devenguen menos de 870.000 pesos se les reconocerá el aumento que hasta el momento no se había hecho efectivo. Sin embargo, el ministro no quiso precisar de cuánto sería dicha alza.

Santos estimó que ese reajuste adicional en los salarios podría tener un costo de 75.000 millones de pesos teniendo en cuenta que el fallo no es retroactivo y que no se aplica a todos los empleados públicos.

Sin embargo, esa cifra es muy inferior al billón de pesos que se tenía previsto inicialmente en

1-17

cifra récord... exportaciones subieron 343 por ciento y pasaron de 1.520 unidades a 6.740. A final de año se calculan ventas externas por 10.196 unidades. Las mayores ventas corresponden a vehículos comerciales como buses y camiones medianos.

Escisión de Coltabaco

La Compañía Colombiana de Tabaco creó la Compañía Colombiana de Inversiones (CCI) que tendrá a su cargo los negocios no relacionados con la producción de cigarrillos de la empresa. La CCI tiene un capital suscrito de 158,8 millones de pesos y el valor nominal de la acción es de 2,50 pesos cada una y en total son 63,5 millones de acciones. Darío Múnera Arango, presidente de Coltabaco también dirigirá la nueva empresa.

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS.®

1-16 JUEVES 11 DE OCTUBRE DE 2001 http://interactivo.wsj.com Una publicación de DOW JONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—

EL MERCADO de Acciones Nasdaq recibió un golpe cuando las autoridades de valores de EE.UU. decidieron que necesitaban más tiempo para estudiar su solicitud de convertirse en bolsa de valores. El Nasdaq funciona como una plataforma de transacciones, pero quiere competir con la Bolsa de Valores de Nueva York por el reclutamiento de compañías.

* * *

Goodyear Tire & Rubber planea despedir 1.400 empleados, ó el 5% de su fuerza laboral en cinco plantas en Estados Unidos, debido a la debilidad del mercado de neumáticos y a la incertidumbre acerca de la recuperación económica estadounidense. Los recortes se suman a los 7.800 despidos anunciados a principios de año.

* * *

Motorola advirtió que no cumplirá con las expectativas de Wall Street para el cuarto trimestre y anunció planes de recortar 7.000 plazas laborales. Los nuevos despidos llevarán el total de recortes de nómina a 39.000. El fabricante de teléfonos celulares ya había reportado pérdidas en el tercer trimestre de US$1.410 millones.

* * *

Bayer planea aumentar en un 25% la producción del antibiótico Cipro (Ciproxin en algunos países), aprobado para el tratamiento de ántrax inhalado, en un esfuerzo por suplir el aumento de la demanda ante temores de ataques bioterroristas en EE.UU.

* * *

Mario Monti, comisario europeo de la competencia, dijo que era "prematuro" hablar de la imposición de una multa a Microsoft por prácticas mo-

* * *

Los precios al consumidor en Brasil aumentaron sólo un 0,28% en septiembre, su nivel más bajo en 11 meses, pero se espera que la inflación repunte por el aumento a precios regulados por el gobierno y la devaluación del real. Una tendencia bajista de la inflación no permitiría al banco central recortar tasas al corto plazo, según analistas.

* * *

Analistas consideran que el presupuesto que estableció Venezuela de US$35.500 millones para 2002 es poco realista. Se sustenta en una producción de 3 millones de barriles de petróleo diarios a US$18,50 por barril, en promedio, lo que es poco probable bajo el clima mundial actual porque los precios del petróleo han caído un 25% desde los ataques terroristas contra EE. UU. y pueden disminuir aún más por la recesión mundial.

* * *

El grupo Bavaria, de Colombia, planea intercambiar la deuda del conglomerado Valores Bavaria, que ha reportado pérdidas, por acciones de una de las empresas del mismo grupo, la cervecería Bavaria. El movimiento le dará aire financiero a Valores Bavaria.

* * *

British Airways le pedirá a 36.000 empleados aceptar recortes de bonos como parte de sus esfuerzos para enfrentar la crisis financiera de la industria aérea tras los ataques terroristas del 11 de septiembre en EE.UU. La compañía busca ahorrar con la medida US$25.400 millones.

* * *

El gobierno de Argentina podría autorizar al ministro de Economía realizar un can-

Los Nobel ponen en duda la eficiencia del mercado

JON E. HILSENRATH
Redactor de The Wall Street Journal

PERSPECTIVAS

El Premio Nobel de Economía fue otorgado a tres estadounidenses que desafiaron la premisa que ha sostenido la teoría económica desde que Adam Smith escribió acerca de la "mano invisible". La teoría es que los mercados operan de forma eficiente.

Al otorgar el premio en economía más codiciado a George Akerlof, 61, de la Universidad de California en Berkeley; Michael Spence, 58, de la Universidad de Stanford, y Joseph Stiglitz, 58, de la Universidad de Columbia, la Real Academia Sueca de Ciencias, se está quitando el sombrero ante economistas que representan un brazo más liberal de la economía.

Los tres, que compartirán el premio de casi US$1 millón, han argumentado por mucho tiempo que los mercados no siempre operan de forma eficaz, porque compradores y vendedores no siempren tienen acceso a la información que requieren para tomar decisiones óptimas. "Hay todo tipo de motivos por los cuales los economistas liberales dicen que los mercados son ineficaces, y que deberíamos de reemplazar la mano invisible con una mano visible", dice Jagdish Bhagwati, profesor de economía de la Universidad de Columbia y ex compañero de clases de Akerlof y Stiglitz. "Estos tipos encontraron una nueva explicación para la ineficacia en los mercados en que la gente no había reparado: la información imperfecta".

> **En Chicago dicen que esto no significa que los gobiernos hacen las cosas mejor.**

Esta línea de pensamiento, basada en las teorías de la llamada información asimétrica, equivale a un argumento económico en favor de la regulación gubernamental que muchos economistas liberales aborrecen.

Akerlof ayudó a lanzar este razonamiento económico con un escrito de 1970 titulado The Market for Lemons. El texto explicaba por qué era difícil para los vendedores de autos usados crear un mercado para sus productos cuando los compradores se mostraban desconfiados e inseguros sobre el tipo de problemas que podrían albergar los vehículos. "Si estás comprando un auto usado, tienes que tener sospechas sobre los motivos por los que una persona quiere vender el auto. Pero si tú eres el vendedor, sientes que no puedes obtener el precio

resulta en interrupciones en todo tipo de mercados. Como presidente del Consejo de Asesores Económicos durante el gobierno de Bill Clinton y ex economista en jefe del Banco Mundial, Stiglitz logró poner algunas de sus ideas en acción. Por ejemplo, criticó públicamente la idea de abrir los mercados financieros de los países en desarrollo. Estos mercados dependen del acceso a buena información financiera, pero él argumentaba que muchos países no tienen las instituciones reguladoras necesarias para poder operar eficazmente. Aun en Estados Unidos, dice, las nuevas exigencias de más intervención gubernamental en los mercados ineficientes se han vuelto claras desde los ataques terroristas del 11 de septiembre. "Hay ciertas actividades, como la seguridad de los aeropuertos, que no deberían estar en la esfera privada. El mercado no es autoajustable", dijo.

Spence explicó cómo los jugadores del mercado a veces se ajustan a la falta de información utilizando lo que él denomina "señalización". Por ejemplo, es común que los empleadores confíen en la educación de aquellos que buscan empleo como una señal, en ocasiones imperfecta, sobre qué tan productivos serán como trabajadores.

Irónicamente, por mucho tiempo, el más férreo defensor de los mercados eficientes ha sido la Universidad de Chicago, que dominó los premios Nobel durante gran parte de los 90. Pero puede que la profesión de economista esté gravitando poco a poco hacia una preocupación frente a las ineficiencias del mercado. En abril, la American Economic Association, adjudicó su prestigiosa medalla John Bates Clark —para economistas líderes menores de 40 años— a Matthew Rabin, un economista, que desarrolló modelos matemáticos para explicar por qué la gente tiene actitudes irracionales como dejar cosas para después.

Gary Becker, un laureado Premio Nobel y economista de la Universidad de Chicago, dijo estar de acuerdo con los ganadores de este año en el sentido de que los mercados son a veces ineficientes, debido a la información errónea. Pero agregó que esto no conlleva lógicamente a una mayor intervención del gobierno sobre el mercado. "Los gobiernos se enfrentan también a la información asimétrica, y actúan movidos por una serie razones", dijo Becker. "Pero creo que, en general, el gobierno empeora las cosas".

Akerlof y Stiglitz fueron compañeros de clase en el Massachussetts Institute of Technology a mediados de los 60, época en la que germinaron sus

BellSouth mira a Sprint; atraso para AT&T

DEBORAH SOLOMON Y NIKHIL DEOGUN
Redactores de The Wall Street Journal

NUEVA YORK

Las conversaciones de AT&T para fusionarse con BellSouth Corp. se han enfriado, ya que esta última no está interesada en quedarse con el gigantesco negocio de cable de AT&T. Pero tras percibir el interés de BellSouth en comprar una compañía de larga distancia, Sprint Corp. ha iniciado tratos preliminares con BellSouth, aseguraron fuentes familiarizadas con la situación.

Las negociaciones llegan en un momento en el que los operadores de larga distancia, golpeados por trimestres de menores ingresos y márgenes de ganancias más bajos, son vistos como importantes objetivos de adquisición para las telefónicas regionales.

Crecen las regionales

Capitalización de mercado de las mayores firmas de telecomunicaciones, en millones

SBC Communications	US$158.000
Verizon	US$146.400
BellSouth	US$77.400
AT&T	US$71.700
WorldCom	US$39.900
Qwest	US$30.700
Sprint*	US$21.100

*No incluye PCS Group de Sprint

La mayoría de las compañías telefónicas regionales tienen capitalizaciones bursátiles superiores a las de las tres principales firmas de larga distan-

Mario Monti, comisario europeo de la competencia, dijo que era "prematuro" hablar de la imposición de una multa a Microsoft por prácticas monopólicas, pero no descartó que la compañía mereciera una. El funcionario, que investiga al gigante del software, dijo que no se decidirá nada hasta que la firma tenga la oportunidad de defenderse, lo que ocurriría este año.

* * *

Televisión Azteca, ligada al empresario Ricardo Salinas Pliego, firmó un acuerdo con Buena Vista International para los derechos exclusivos en México de la distribución de los programas de Walt Disney. El contrato a tres años le brinda a Azteca los primeros derechos de contenidos de Touchstone, Miramax y Hollywood Pictures, entre otras firmas de Disney.

* * *

Procter & Gamble, gigante estadounidense de productos de consumo, acordó vender sus marcas Jif, de mantequilla de maní, y Crisco, de aceite de cocina, a J.M. Smucker por US$671,1 millones en acciones. La venta forma parte de la estrategia de P&G de concentrarse en marcas de su negocio crítico.

mex..ca US$25.400 m...ones.

* * *

El gobierno de Argentina podría autorizar al ministro de Economía realizar un canje de bonos por hasta US$17.000 millones, informó la prensa local. La tasa de los nuevos bonos sería del 8%. La operación busca disminuir los intereses de la deuda y evitar el riesgo de un incumplimiento de pagos.

* * *

Colombia ofrecerá tres licencias por tres años de servicio inalámbrico para Sistemas de Comunicación Personal, o PCS, por sus siglas en inglés. La subasta se llevaría a cabo en enero de 2002 y el servicio se iniciaría a fines de ese año. Telefónica, Telecom Italia y France Telecom han mostrado interés.

* * *

El peso chileno se recuperó frente al dólar por primera en una semana, cerrando a 710,8 unidades por dólar. El banco central del país vendió unos US$100 millones en el mercado, después de que el dólar cerrará a 718,70 pesos el martes.

Más informaciónes en www.interactivo.wsj.com
Envíe sus comentarios a: americas@wsj.com

se mostraban desconectados e inseguros ... po de problemas que podrían albergar los vehículos. "Si estás comprando un auto usado, tienes que tener sospechas sobre los motivos por los que una persona quiere vender el auto. Pero si tú eres el vendedor, sientes que no puedes obtener el precio que mereces", explicó Akerlof en una entrevista.

Stiglitz escribió una serie de textos explicando cómo la incertidumbre en torno a esta información ... ker. "Pero creo que, en general, el gobierno empeora las cosas".

Akerlof y Stiglitz fueron compañeros de clase en el Massachussetts Institute of Technology a mediados de los 60, época en la que germinaron sus cuestionamientos a la economía clásica de Adam Smith. También tuvieron una relación estrecha con la administración Clinton.

El débil control sobre el ántrax

MARILYN CHASE Y JOHN FIALKA
Redactores de The Wall Street Journal

La muerte de un hombre en Florida a causa de una infección con ántrax ha provocado un nuevo escrutinio sobre las restricciones impuestas a la venta de patógenos mortales, que hasta hace pocos años eran obtenidos fácilmente por países como Irak, que los compraban a compañías globales de suministros biológicos.

La venta generalizada de microbios mortales como el ántrax y la multiplicacón de naciones con programas bioquímicos, así como la existencia de saboteadores y criminales en la escena doméstica, presionaron la aprobación de leyes más estrictas en 1996 para regular la venta y el transporte de bacterias mortales, virus, hongos y toxinas incluida el ántrax, el botulismo y el virus del ébola. Sin embargo, los años de prácticas laxas han dejado un legado de vulnerabilidad.

Antes de la Guerra del Golfo, Irak compró de siete a 10 variedades de la bacteria ántrax a American Type Culture Collection, una compañía de suministros biológicos sin ánimo de lucro con base en Manassas, Virginia, dijo Raymond Zilinskas, analista de armas biológicas y científico del Instituto Monterey para Estudios Internacionales.

Zilinskas, quien trabajó después de la Guerra del Golfo como inspector de armas biológicas con la Comisión Especial de las Naciones Unidas en Irak, dijo que el ántrax era transformado por Irak en armas en sus plantas biológicas en Al Hakam y Salman Pak. Dichas operaciones funcionaban generalmente bajo falsas fachadas, como fábricas farmacéuticas o veterinarias.

Las plantas iraquíes fueron destruidas según el programa supervisado por la ONU después de la Guerra del Golfo, pero ese programa terminó en disputa y las dudas sobre la suerte de los gérmenes almacenados en la planta de Salman Pak permanecen, dijo Zilinskas.

Aunque los programas de armas biológicas respaldados por estados han logrado cargar dichos gérmenes en cabezas de misiles, es mucho más difícil que pequeñas células terroristas transformen la bacteria en armas. Por ejemplo, la secta Aum Shinrikyo en Japón no logró utilizar con éxito el ántrax en un ataque en 1995.

American Type Culture Collection (ATCC) suministra reactivos biológicos para investigación ética sobre enfermedades y terapias alrededor del mundo. Pero también es una de las compañías que en el pasado violó las leyes de exportación biológica. En 1999, por ejemplo, ATCC acordó pagar una multa civil de US$290.000 por violaciones a las normas del Departamento del Comercio que tuvieron lugar en 58 ocasiones separadas entre los años 1993 y 1996.

El departamento suspendió la multa después de que la compañía acordó colaborar en un programa educativo para mejorar los controles de exportaciones biológicas.

En Manassas, Virginia, una vocera de la firma ATCC rehusó hacer comentarios sobre las prácticas de exportación, la multa, o las nuevas leyes rigurosas diseñadas para mejorar el control sobre biológicos peligrosos.

> **Los nuevos reglamentos quizás han llegado demasiado tarde.**

En Manassas, Virginia, una vocera de ATCC rehusó hacer comentarios sobre las prácticas exportadoras, la multa, o las rigurosas nuevas leyes diseñadas para mejorar el control sobre biológicos peligrosos. Y el abogado de la compañía no devolvió las llamadas de este diario.

Otra empresa, CN Biosciences Inc., y su afiliada británica CalBiochem-Novabiochem (UK) Ltd., recibieron una multa de US$708.000 y una suspensión temporal de su licencia de exportación en 1999. Los castigos a CN Biosciences fueron producto de 171 violaciones que involucraban el envío al extranjero de toxinas biológicas procedentes de EE.UU. sin las licencias correspondientes en 1992 y 1994.

Según distintos documentos, el Departamento de Comercio perdonó cerca de la mitad de la multa, con la condición de que no volvieran a darse más ejemplos de las supuestas violaciones. No se localizó a funcionarios de las oficinas centrales de la empresa en San Diego, California, para realizar comentarios.

Las leyes que regulan la producción y envío de variedades de bacterias y virus para la investigación comenzaron a hacerse más estrictas después de la Guerra del Golfo, dice Ronald Atlas, un profesor de biología en la Universidad de Kentucky y presidente electo de la Sociedad Americana para Microbiología de EE.UU.

Hay 5.500 laboratorios en EE.UU. almacenando ciertas cantidades de 42 de los agentes en la lista de patógenos peligrosos de los Centros para el Control y Prevención de Enfermedades.

Yahoo: números rojos y pronóstico sombrío

MYLENE MANGALINDAN
Redactora de The Wall Street Journal

A la espera de una nueva fórmula

Ingresos — En millones de US$ (3T 2000, 4T, 1T 2001, 2T, 3T; escala 0–400)
Utilidad/Pérdida neta — En millones de US$ (3T 2000, 4T, 1T 2001, 2T, 3T; escala −120–80)
Desempeño de la acción — Precio de cierre diario, en US$ (2000, 2001; escala 0–250)
Fuente: Yahoo

Yahoo! Inc., víctima del creciente deterioro de los mercados publicitarios, anunció una pérdida neta en el tercer trimestre y caídas en sus ingresos. Además, redujo sus proyecciones de ingresos para el año.

Los resultados representan el primer trimestre entero bajo la batuta de Terry Semel, que asumió la presidencia ejecutiva hace cinco meses. Para algunos analistas, sin embargo, el trimestre muestra signos preocupantes. "No ha hecho nada para generar más confianza más allá de los números que imprime Yahoo", dijo John Faig, analista bursátil de American Express, que posee acciones de Yahoo.

La empresa, que ofrece una red de páginas de Internet con contenido y servicios como correo electrónico, registró una pérdida neta de US$24,1 millones, US$0,4 la acción. La cifra se compara con ganancias netas de US$47,7 millones, US$0,8 por acción, en igual lapso del año anterior.

Los ingresos cayeron un 44% para totalizar los 166,1 millones, frente a los US$295,5 millones del mismo período del año previo.

Analistas como Faig dicen que Semel se ha demorado en encontrar nuevas fuentes de ingresos para la compañía. El bajón del mercado publicitario que ha golpeado a casi todos los medios de comunicación ha sido particularmente duro con las firmas de Internet, como Yahoo, que dependen de los ingresos de la publicidad en línea. La empresa ha tratado de atraer más negocios de anunciantes que no provienen de la Web, como las automotrices.

Al mismo tiempo, Yahoo trata de encontrar formas de elevar sus ingresos no publicitarios al cobrar por los llamados servicios especiales, como capacidad adicional de almacenamiento para el correo electrónico y avisos personales en línea.

La mayoría de las compañías telefónicas regionales tienen capitalizaciones bursátiles superiores a las de las tres principales firmas de larga distancia (AT&T, WorldCom Inc. y Sprint) y balances más saneados. También están listas para entrar a los mercados de larga distancia en sus respectivos estados, lo que les permitiría ofrecer servicios de telefonía local y de larga distancia a clientes residenciales y corporativos. Aquel operador de larga distancia que espere demasiado podría quedarse sin socio al tiempo que observa como su negocio principal continúa deteriorándose, lo que disminuye el valor de la firma.

AT&T, BellSouth y Sprint no quisieron hacer comentarios. El acuerdo entre las dos últimas no es inminente. Las firmas simplemente están "en contacto", según fuentes próximas.

AT&T, que ha sido una de las firmas más afectadas entre las telefónicas de larga distancia, ha sufrido una amplia reestructuración que incluye la posible venta o escisión de su importante negocio de televisión por cable.

C. Michael Armstrong, presidente de AT&T, reunió los activos de cable de la empresa en una osada apuesta por ofrecer a los consumidores un paquete de servicios de telefonía local y de larga distancia, Internet y video a través de líneas de cable de TV.

La compañía gastó más de US$100.000 millones en acciones para construir su imperio de cable, pero las adquisiciones cargaron a AT&T con miles de millones en deuda e hicieron que gastara miles de millones más en mejorar las líneas de cable. Mientras tanto, el negocio básico de AT&T continuó atravesando por momentos difíciles, con los precios a la larga distancia desplomándose y el negocio de cable incapaz de compensar lo suficientemente rápido la caída en los ingresos.

AT&T acordó dividir la compañía en varias partes hace un año. Hace unos meses, Comcast Corp. hizo una propuesta para adquirir las operaciones de cable de AT&T de US$44.000 millones en acciones, lo que inició la subasta por la compañía.

Ahora AT&T está considerando una escisión y venta de su negocio de cable y está en negociaciones con Comcast, Cox Communications Inc. y AOL Time Warner Inc., acerca de la posibilidad de fusionarse o invertir en el negocio de banda ancha. También ha estado buscando interesados para sus filiales de larga distancia residencial y corporativa, o la compañía completa.

ECONÓMICAS

CIFRA DEL DÍA

6,0 por ciento, se mantiene la meta de inflación para el 2002.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.328,91	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY	Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.120,00	Hoy	0,63	Hoy	22,48	Hoy	896,40	DTF	11,54%	$ 120,6070	Bolívar	3,13	3,23
Casa de cambio (v)	$ 2.155,00	Ayer	0,63	Ayer	22,45	Ayer	903,61	DTF Trimestre anticipado	10,77%	MAÑANA	Dólar (Ecuador)		$ 2.328,91
								TBS Efectivo anual Bancos a 90 días	11,20%	$ 120,6174	Peso mexicano		$ 248,24

El alza en tarifas aéreas

El Gobierno autorizó a partir de hoy un incremento máximo de 7.700 pesos para cada trayecto nacional y de 7,70 dólares para internacionales. Para carga la Aerocivil aprobó 230 pesos por kilo para fletes nacionales y 10 centavos para internacionales. Antes de aplicar el sobrecosto en las tarifas las aerolíneas deben notificarse.

Flexibilizan inversión

Los temas laborales y de medio ambiente que se incluyan en los acuerdos de inversión que suscriba el país con otras naciones, deben respetar la legislación interna. Así lo decidió el Conpes al flexibilizar los acuerdos internacionales de inversión. También definió la inversión, que podrá incluir la deuda y todos los flujos de endeudamiento externo.

Sube producción de café

Producción de café y exportaciones

Año cafetero octubre de 2000 a septiembre de 2001

	2000/01	1999/00
Producción	10.519.000	9.512.000
Exportaciones	9.448.000	9.043.000

Fuente: Federación de Cafeteros

La Federación Nacional de Cafeteros informó ayer que la producción del grano en el año cafetero (septiembre del 2000-octubre del 2001) aumentó en 11 por ciento al pasar de 9,5 a 10,5 millones de sacos. Las exportaciones, por su parte, registraron una variación del 4 por ciento al pasar de 9 a 9,4 millones de sacos. Las mayores ventas no se reflejarán en mayores ingresos debido a la caída de las cotizaciones internacionales.

Red férrea del Pacífico

El Conpes autorizó un crédito externo por 120 millones de dólares con el fin de financiar el aporte de la Nación a la Concesión de la Red Férrea del Pacífico, un proyecto vital para las exportaciones y el desarrollo de la región. En el segundo y tercer año de la concesión se rehabilitará 230 kilómetros adicionales de vía férrea.

DECISION / AUMENTO DEBE SER GENERALIZADO: PROCURADURÍA

Corte dividida por salarios estatales

El Tribunal decidirá si mantiene su tesis de que los salarios oficiales deben subir con la inflación o si fija límites para los incrementos.

Después de seis días de discusión, *más de 70 horas de análisis* y por lo menos medio centenar de arduas polémicas, la Corte Constitucional definirá hoy la fórmula que debe tener en cuenta el Gobierno a la hora de fijar los incrementos salariales a más de 700 mil funcionarios públicos de todo el país.

Los magistrados definirán si se mantiene la fórmula adoptada hace un año por la antigua corporación, la cual establece que los aumentos de sueldo de los funcionarios públicos, deben estar amarrados al índice de inflación del año anterior (8,75 por ciento).

La Corte estudia una demanda contra la ley 628 del 2000 que fijó el presupuesto para este año. La acción judicial argumenta que no se incluyó

NÓMINA, $ 1 BILLÓN EN JUEGO

Cualquier decisión de la Corte tiene grandes implicaciones para el Gobierno y los trabajadores estatales. Si el fallo es adverso el Ejecutivo tendría que desembolsar recursos por un billón de pesos, el equivalente al mayor déficit fiscal permitido por el FMI.

La administración Pastrana había advertido que en caso de autorizar un incremento para todo el mundo tendrían que despedir a 65.000 empleados.

El costo de la nómina para el 2002 cuesta 6,8 billones de pesos. Los beneficiados serán trabajadores que ganan más de 2 salarios mínimos (alrededor de 400.000) teniendo en cuenta que a los que ganan un salario mínimo el aumento fue de 9,9 por ciento y para los que ganan dos fue de 9,0 por ciento.

dos tesis distintas las que no han permitido que los juristas lleguen a un acuerdo para tomar un fallo definitivo.

El debate

Uno de los argumentos defiende la actual jurisprudencia, es decir, que el aumento salarial debe ser con base en el índice de inflación y debe cobijar a todos los funcionarios a los que ganan mucho y poco salario. Es la misma posición de la Procuraduría.

Ese argumento señala que de no ser así se violan los derechos de igualdad del mínimo debe ser inferior al índice de inflación.

Otro argumento considera que aunque sí se debe hacer el incremento no puede ser igual para todos. O sea, se aumentaría más a los que menos ganan y menos porcentaje o incluso nada a los que más devengan.

Esta tesis insiste en que atar el aumento al índice de inflación afectaría enormemente las finanzas del Estado y ocasionaría más adelante problemas que podrían desembocar en el cierre de entidades del Estado. La decisión definitiva se sabrá hoy.

NEGOCIOS

Se fortalece Tower Records

La multinacional Tower Records anunció que finalizó las modificaciones a sus compromisos bancarios con un consorcio de 11 entidades financieras lideradas por el JP Morgan Chase.

El contrato de préstamo original se enmendó para suministrar a la firma una mayor disponibilidad de crédito.

Antes de las modificaciones, el crédito disponible bajo el contrato era de 195 millones de dólares de octubre a diciembre 31 y de 100 millones de ahí en adelante. Después de la modificación, el crédito será de 205 millones hasta diciembre 31 y de 195 millones hasta abril del 2002.

"Estamos satisfechos con nuestro negocio con el banco, el cual suministrará a nuestra compañía una buena flexibilidad financiera para mantener operaciones", dijo Michael Solomon, presidente y CEO para Tower Records.

Tower posee y opera 173 tiendas en todo el mundo con 57 franquicias de operación en 5 países. En Colombia está presente con una franquicia en la que tiene 1-17

desarrollo de la región. En el segundo y tercer año de la concesión se rehabilitará 230 kilómetros adicionales de vía férrea.

Convenios agropecuarios

Trece convenios de cofinanciación de proyectos rurales, a 2 años, firmarán hoy la Gobernación de Cundinamarca, el MinAgricultura, el ICA, el Comité de Cafeteros y el Inpa. Se aplicarán en 37 municipios. Se trata de mejorar la producción de alimentos y la práctica de recoja y repase (Re-Re) en los cafetales, y generar empleo.

2000 que fijó el presupuesto para este año. La acción judicial argumenta que no se incluyó una partida para pagar el aumento salarial de los servidores estatales que debía ser del 8.75 por ciento.

El tema es el que más tiempo ha ocupado a los nuevos magistrados desde su posesión. Han abordado el análisis desde varios aspectos pero son

Ese argumento señala que de no ser así se violan los derechos de igualdad, del mínimo vital del trabajo, el estado social de derecho y los fines esenciales del Estado. Advierte que si la ley garantiza anualmente recursos a los pensionados para que les mantenga su poder adquisitivo, por qué para los demás trabajadores estatales ese incre-

en el cierre de entidades del Estado. La decisión definitiva se sabrá hoy.

en 5 países. En Colombia está presente con una franquicia en la que tiene

DISTRIBUIDORA LOS COCHES LA SABANA S.A.

INFORMA:

Que la señora **MARTHA LIGIA RODRIGUEZ SALGUERO**, identificada con Cédula de Ciudadanía No. 51.633.182, dejó de laborar para

LOS COCHES LA SABANA S.A.

Por tal razón solicitamos abstenerse de realizar cualquier transacción comercial en nombre de **LOS COCHES LA SABANA S.A.**, a través de esta persona.

Los Coches
Hacemos la diferencia

FONADE — FONDO DE COMUNICACIONES — Compartel

Programa Compartel de Telecomunicaciones Sociales 2001-2002

EL FONDO DE COMUNICACIONES, EL FONDO FINANCIERO DE PROYECTOS DE DESARROLLO - FONADE- Y TRANSPARENCIA POR COLOMBIA

Se permiten informar a los interesados que las Licitaciones Públicas para la contratación del Programa Compartel de Telefonía Rural Comunitaria 2001-2002 y el Programa Compartel de Telecentros serán abiertas próximamente.

Como uno de los instrumentos para garantizar la transparencia en los procesos, se ha querido dar a conocer a los posibles interesados, los borradores de los Pliegos de Condiciones de estos con anterioridad a la fecha de apertura, con el fin de recibir comentarios y observaciones que permitan definir los lineamientos de las Licitaciones, con la mayor claridad y transparencia posibles.

Los Pliegos de Condiciones del Programa Compartel de Telefonía Rural Comunitaria 2001-2002 y el Programa Compartel de Telecentros se encontrarán disponibles en Internet en la página www.compartel.gov.co desde el martes 9 de octubre de 2001 hasta el viernes 26 de octubre de 2001. En dicha página se indica también el procedimiento para la formulación de observaciones.

CAMBIO PARA CONSTRUIR LA PAZ — TRANSPARENCIA POR COLOMBIA

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

LICITACIÓN PÚBLICA
4-Y026-DOL43003-01-0002

OBJETO: Servicio de vigilancia privada para las instalaciones de la Planta Vasconia y Terminal Puerto Niño, de la Gerencia de Oleoductos, ubicada en la jurisdicción del Municipio de Puerto Boyacá, Departamento de Boyacá.

PRESUPUESTO OFICIAL: Seiscientos cincuenta y dos millones, trescientos dieciocho mil trescientos cincuenta y nueve pesos ($ 652.318.359.00) M/cte., en un plazo de ejecución de setecientos treinta (730) días calendario.

GERENCIA: Oleoductos.

REQUISITOS TÉCNICOS GENERALES:

1. Capacidad para contratar, existencia y representación legal.
2. No estar incurso en inhabilidades e incompatibilidades.
3. Visita al sitio de ejecución *del trabajo y presentación de propuesta en el plazo* estipulado.
4. Resolución vigente de la Superintendencia de Vigilancia y Seguridad Privada, autorizando el funcionamiento de la Empresa y la prestación del servicio de vigilancia en el área a desarrollar el contrato.
5. Capacidad de contratación superior a 1000 salarios mínimos legales mensuales vigentes (SMLMV).
6. Certificar la ejecución satisfactoria en el país del servicio de vigilancia privada a empresas industriales, comerciales, financieras o la banca en los últimos cinco (5) años.

VENTA Y ENTREGA DE PLIEGOS: Las personas interesadas en participar *en el presente procedimiento* de Licitación Pública podrán solicitar por escrito o retirar directamente los Pliegos de Condiciones, en La Planta Vasconia, ubicada en el Km 15 - Vía a Puerto Serviez, Municipio de Puerto Boyacá, desde el día 6 hasta el 21 de octubre de 2001, en el horario de las 08:00 a las 11:00 horas y de las 14:00 hasta las 16:00 horas, previa presentación de recibo de consignación del valor del pliego de condiciones, el cual tendrá un costo de dos (2) SMLMV ($ 572.000), consignados a nombre de ECOPETROL en el Banco Ganadero - Cuenta corriente No. 297-00967-2.

PLAZO DE LA LICITACIÓN: El plazo para presentar la propuesta será *desde el 25 de octubre del 2001 hasta el 31* de octubre del 2001, en el horario comprendido entre las 8:00 a 11:00 horas y desde las 14:00 hasta las 16:00 horas, en las instalaciones de ECOPETROL - Planta Vasconia, ubicada en el Km 15 - Vía a Puerto Serviez, Municipio de Puerto Boyacá.

VISITA Y AUDIENCIA INFORMATIVA (obligatoria): El día 22 de octubre de 2001 a las 08:00 horas en el sitio donde se prestará el servicio.

FACTORES DE ESCOGENCIA: ECOPETROL evaluará las propuestas con base en los factores siguientes, los cuales se distribuirán entre un total de 1.000 *puntos.*

EVALUACIÓN TÉCNICA	200 puntos
EVALUACIÓN ECONÓMICA	800 puntos
TOTAL	1.000 puntos

SEGUNDO AVISO

EMPRESA COLOMBIANA DE PETROLEOS ECOPETROL

CAMBIO PARA CONSTRUIR LA PAZ

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS®

1-16 MIÉRCOLES 10 DE OCTUBRE DE 2001 http://interactivo.wsj.com

Una publicación de DOW JONES

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

CREDIT SUISSE Group recortará 2.000 empleos en su filial de banca de inversión. El segundo banco de Suiza anticipa una pérdida neta para su tercer trimestre de US$186,5 millones, debido a la caída de los mercados y a pérdidas contables que ha asumido en inversiones como Swissair y Swiss *Life*.

* * *

La caída de los precios de la energía podrían representrar miles de millones de dólares en ahorro de costos para los consumidores y las empresas de EE.UU. y llegaría a convertirse en un gran estímulo para la recuperación.

La OPEP ha reanudado discusiones sobre un recorte de la producción de petróleo de hasta 1 millón de barriles por día para evitar que el precio del crudo siga cayendo. Las discusiones incluyen países no miembros de la organización.

* * *

Standard & Poor's rebajó la calificación de riesgo de Argentina a CCC+. Según la agencia, la situación fiscal del país se ha deteriorado y cada vez resulta más difícil que cumpla con el propósito de llegar a un déficit cero en el 2001. La calificación anterior estaba en B-.

* * *

CIE, mexicana de entretenimiento, propondrá una capitalización de US$103 millones para financiar proyectos de expansión a través de una oferta accionaria. *Los planes incluyen* la construcción de centros de apuestas, centro de convenciones y la remodelación del autódromo de la ciudad de México.

* * *

El peso chileno cayó por quinto día consecutivo, situándose en 718,7 pesos por dólar al final de la actividad del día, ó

Pepsi Bottling Group, la principal embotelladora de Pepsi, informó que las utilidades netas para el tercer trimestre subieron un 22% gracias al sólido crecimiento en sus ventas del agua embotellada Aquafina y a la introducción de nuevos productos. La empresa, que opera en EE.UU., España, Canadá, Grecia y Rusia, venció las proyecciones de los analistas.

* * *

Polaroid Corp. podría solicitar hoy protección judicial por bancarrota y acelerar esfuerzos para vender la compañía (completa o parcialmente), sucumbiendo a la presión de los poseedores de bonos que exigen una reestructuración de la empresa.

* * *

Motorola anunció pérdidas por US$1.410 millones en el tercer trimestre de este año como resultado de una caída de 22% en los ingresos.

* * *

Los accionistas de Chevron Corp. y Texaco Inc. aprobaron la fusión de las dos compañías bajo el nombre de Chevron Texaco Corp. El acuerdo, valorado en cerca de US$38.700 millones, creará una compañía con un valor empresarial de US$100.000 millones.

Como parte del acuerdo de fusión, Texaco acordó vender sus participaciones en Equilon Enterprises y Motiva Enterprises, distribuidoras estadounidenses de gasolina, por las que recibirá US$2.100 millones en efectivo.

* * *

El gobierno de Colombia autorizó un endeudamiento por US$120 millones para la rehabilitación de las vías ferroviarias que van al puerto de Buenaventura en el Pacífico, que es el de mayor movimiento. El siste-

La incógnita de la guerra: Irak

EE.UU. tiene dudas de Hussein, pero hay pocas pruebas de nexos con Bin Laden.

NEIL KING JR.
Redactor de The Wall Street Journal

WASHINGTON

Mientras la guerra contra el terrorismo castiga a Afganistán, muchos ven un objetivo clave en las cercanías: Irak.

Desde el minuto en que los aviones se arrojaron contra las torres del World Trade Center, Irak ha sido una presencia silenciosa tras bastidores. ¿Podría haber estado involucrado el principal país enemigo de Estados Unidos?

Los recientes temores de que el ántrax haya sido utilizado en Florida no han hecho más que poner de relieve esta pregunta, por la larga historia que tiene Irak de experimentar con agentes químicos y biológicos. Todo esto ha acalorado *el adormecido debate en el seno* del gobierno de George W. Bush sobre si una "guerra" contra el terrorismo puede estar completa *sin* un ataque a Irak.

Hasta ahora, no hay muestras de involucramiento iraquí en los ataques terroristas. Sin duda, el líder de Irak, Saddam Hussein, es alguien obsesionado con tener control de las cosas, quien frecuentemente ve con recelo la cooperación con operadores independientes como el *líder terrorista Osama bin Laden. El mes* pasado, Suleiman abu Gheith, un vocero de la organización Al Qaeda de bin Laden, fue citado en un periódico de Kuwait diciendo que el hombre fuerte de Irak es un "dios falso", quien debería de ser castigado.

Pero los dos líderes tienen motivos claros para buscar una alianza, y sus subordinados han tendido por lo menos cierto contacto. Evidencia descubierta por las autoridades checas *muestra que Mohamed Atta*, uno de los presuntos secuestradores, se reunió con la inteligencia iraquí el año pasado en Praga, inmediatamente antes de entrar a Estados Unidos para comenzar sus cursos de vuelo.

Irak tiene herramientas y armas de sobra, desde logística e inteligencia avanzada hasta acceso a agentes químicos y biológicos. Sin referirse específicamente a Irak, el secretario de Defensa estadounidense, Donald Rumsfeld, dijo el martes que "las redes terroristas han tenido relaciones con un puñado de países... que mantienen activos programas químicos y biológicos. Entre esos países hay naciones que han tratado de convertir en armas los agentes

rrorismo, EE.UU. debe de decidir si ampliará la campaña para atacar a otras amenazas terroristas, sobre todo Irak.

Bush, al anunciar el inicio de la guerra aérea contra el talibán el domingo, subrayó una vez más el mensaje de que "cualquier gobierno que patrocine a los delincuentes y asesinos de inocentes" podría enfrentar *ataques similares*. Y en una carta al Consejo de Seguridad de Naciones Unidas, EE.UU. dijo que se reservaba el derecho de emprender "nuevas acciones con respecto a otras organizaciones y otros estados".

Pero ahora mismo, con el control de un esfuerzo antiterrorista sin precedentes, Washington no ha dado señales de querer llevar la guerra a Bagdad. Y funcionarios de alto nivel aseguran que será difícil ir tras un país sin evidencia *clara de que está involucrado en los ata*ques de septiembre. Sin duda, hacerlo podría debilitar el apoyo internacional que Bush ha construido con gran esfuerzo.

Así es que la interrogante inmediata sigue siendo si se puede hallar un vínculo entre Irak y la red terrorista Al Qaeda. A primera vista, al menos, un alianza entre Saddam Hussein y Osama Bin Laden parece improbable.

Hasta hace poco, el líder iraquí demostró poco interés en apoyar el tipo de terrorismo independiente que prefieren Bin Laden y otros al interior de su extendida red. EE.UU. ha tenido *a Irak en su lista de países que patrocinan* el terrorismo desde 1991, pero principalmente por su historial de proveer refugio, y en algunos casos campos de entrenamiento, para grupos palestinos que están en contra de Israel, y para iraníes contrarios al gobierno de Irán.

Varios funcionarios y ex funcionarios de EE.UU. argumentan enérgicamente que inclusive ahora, Saddam Hussein, quien es sumamente secular y de mano dura, tendría motivos *suficientes para mantener* su distancia con bin Laden.

Hussein dista mucho de ser el tipo de devoto líder islámico que bin Laden pretende para el mundo musulmán. En realidad, tiene mucho en común con los líderes de Egipto y Arabia Saudita que bin Laden critica con tanta frecuencia.



El líder iraquí tiene una larga historia de reprimir a los clérigos islámicos en Irak, y desde 1995 ha insertado meticulosamente a sus hombres en las posiciones clave

Prohibido volar

EE.UU. y el Reino Unido patrullan la zona de *exclusión aérea en el norte y sur de Irak*


TURQUÍA
0 100
KM
36°
SIRIA
IRAK
IRÁN
Bagdad
33°
ARABIA SAUDITA
Zona de exclusión aérea
KUWAIT

huellas. "Una alianza con Osama podría permitir negarlo a la perfección", dice.

Y al menos se conocen algunos contactos entre Irak y Al Qaeda. Ex agentes estadounidenses de inteligencia dicen que Irak hizo contacto por primera vez con bin Laden a principios de los 90 en Jartún, en un momento en el que el millonario saudita había encontrado refugio en la la capital sudanesa y se inclinanaba hacia el terrorismo internacional. En ese entonces, Jartún era un importante centro de inteligencia iraquí.

Los siguientes encuentros tuvieron lugar poco después que Laden se trasladara a Afganistán en 1996. En al menos dos ocasiones, dicen ex agentes de inteligencia, Irak envió agentes a reunirse con asesores de bin Laden en Afganistán. El encuentro más notable ocurrió en *diciembre de 1998, sólo meses* después de los atentados a las embajadas estadounidenses en África Oriental, cuando un alto funcionario iraquí de inteligencia, Farouk Hijazi, fue a la ciudada afgana de Kandahar para reunirse con Al Qaeda. Se desconoce si Hijazi se reunió con el mismo bin Laden.

Además, hubo una aparente reunión entre Atta, uno de los secuestradores del 11 de septiembre, y agentes iraquíes en Praga. Un funcionario estadounidense de inteligencia dice que también hay indicios de que Atta, una figura clave en el complot de septiembre, podría haberse reunido otra vez este año con otro

* * *

El peso chileno cayó por quinto día consecutivo, situándose en 718,7 pesos por dólar al final de la actividad del día, o 0,7% más débil que el lunes. La moneda se ha devaluado más de 20% en 2001. La presión viene de los temores de un contagio de la crisis global.

* * *

Las editoriales de música y los grandes sellos discográficos anunciaron un acuerdo para otorgar licencias de distribución de música en Internet, paso vital para el planeado servicio de subscripción en línea de las compañías. Bajo el acuerdo, los sellos le pagarán a las editoriales US$1 millón por adelantado para cubrir el uso de su música durante los próximos años.

* * *

Siemens AG, alemana de electrónicos, estudia el cierre de 10 plantas de producción de su unidad de telecomunicaciones de líneas fijas como parte de su estrategia por recortar costos. Siemens tiene 20 plantas alrededor del mundo con 6.500 empleados. Aún no esta claro cuáles plantas se verían afectadas.

torizó un endeudamiento por US$120 millones para la rehabilitación de las vías ferroviarias que van al puerto de Buenaventura en el Pacífico, que es el de mayor movimiento. El sistema de trenes debería manejar cargamentos de 1.806 millones de toneladas anuales para 2005.

* * *

Banco Mercantil de Sao Paulo suspendió las negociaciones de venta con Citibank por lo menos tres meses tras la muerte del principal accionista, informó la prensa local. El testamento del difunto indica su negativa a ceder el control del banco brasileño a extranjeros. BBVA, banco español, también había mostrado interés en Mercantil.

* * *

Sony Computer Entertainment, unidad de video juegos de Sony Corp., inyectará US$124 millones en Square Co., fabricante japonés de software de entretenimiento como el popular Final Fantasy. Sony realiza la inversión un mes antes de que Microsoft lance XBox.

Más informaciónes en www.interactivo.wsj.com
Envíe sus comentarios a: americas@wsj.dowjones.com

ferirse específicamente a Irak, el secretario de Defensa estadounidense, Donald Rumsfeld, dijo el martes que "las redes terroristas han tenido relaciones con un puñado de países... que mantienen activos programas químicos y biológicos. Entre esos países hay naciones que han tratado de convertir en armas los agentes químicos y biológicos".

Quienes, tanto dentro como fuera del gobierno estadounidense, consideran a Irak como un gran peligro argumentan que Washington dejará pasar un aspecto crucial si mira la amenaza de Irak sólo a través de la estrecha perspectiva de los acontecimientos del 11 de septiembre.

Tal y como EE.UU. fue tomado por sorpresa cuando los aviones secuestrados chocaron contra las Torres Gemelas y el Pentágono, sostienen, la próxima gran sorpresa podría venir de Bagdad. Ningún otro país le guarda más rencor a EE.UU. o ha realizado un mayor esfuerzo en los últimos años para desarrollar armas nucleares o biológicas para atacarlo.

"La pregunta clave es si acaso estamos dispuestos a que nos sorprendan, digamos, si Irak desarrolla una arma nuclear en un par de años," dice Patrick Clawson, un experto en Irak en el Washington Institute for Near-East Policy. "¿Estamos dispuestos a apostar (el bienestar) de Nueva York por eso?"

Poco después de los ataques del mes pasado, el subsecretario de Defensa, Paul Wolfowitz, y otros en el Pentágono argumentaron enérgicamente en contra de cerrar las líneas de investigación demasiado pronto buscando una posible relación de Irak con la conspiración. Otros, tanto dentro como fuera del gobierno de EE.UU., siguen insistiendo que una vez que se calme la fase afgana de la guerra contra el te-

Saddam Hussein

El líder iraquí tiene una larga historia de reprimir a los clérigos islámicos en Irak, y desde 1995 ha insertado meticulosamente a sus hombres en las posiciones clave dentro de los sunitas y chiítas. Tampoco ha demostrado tener mucha paciencia con quienes no están de acuerdo con sus posturas o muestran un pensamiento independiente. Cualquiera, incluso en su familia, que haya mostrado el menor signo de seguir su propio camino ha enfrentado torturas o ha sido ejecutado.

Pero Saddam Hussein ha mostrado una gran capacidad para encontrar amigos temporales cuando y donde los necesita. Incluso EE.UU. fue un aliado durante la guerra con Irán en los 80. Por eso algunos expertos en Irak insisten en que al menos una alianza táctica con Al Qaeda encajaría con los intereses iraquíes en este momento.

Además, Irak comparte con bin Laden su enemistad por Irán, el régimen islámico chiíta que ha combatido con su vecino Irak y se ha distanciado de la receta islámico sunita que bin Laden propone para el mundo islámico.

"Se necesitan mucho mutuamente", dice Khidir Hamza, un importante ex funcionario del programa nuclear iraquí que abandonó el país en 1994. "Esta es la unión perfecta de mentes y capacidades. Osama podría proveer las tropas, mientras que Saddam entrega el dinero, la pericia, la influencia de un actor estatal y todo lo que ha sumado a su arsenal".

Más crucial para Irak, afirma Hamza, es que un pacto con los terroristas lo ayudaría a atacar a EE.UU., al tiempo que puede esconder sus

Además, hubo una aparente reunión entre Atta, uno de los secuestradores del 11 de septiembre, y agentes iraquíes en Praga. Un funcionario estadounidense de inteligencia dice que también hay indicios de que Atta, una figura clave en el complot de septiembre, podría haberse reunido otra vez este año con otro agente iraquí, también en Praga.

Irak insiste en que sus agentes no tenían ninguna relación con los secuestradores. "Estas son acusaciones falsas", dijo Naji Sabri, ministro iraquí de Relaciones Exteriores, poco después de salir de una reunión de tres horas con sus pares árabes el martes por la noche. "Inventaron cargos como una excusa para bombardearnos".

De todos modos, los informes de reuniones presentan la interrogante de si hubo alguna cooperación entre los mundos de Saddam Hussein y Osama Bin Laden. Ahora, con las interrogantes acerca de la aparición del ántrax en Florida, también es necesario saber si Irak ha hecho algo para expandir la amenaza química y biológica más allá de sus fronteras.

Pero a pesar de su profunda animosidad hacia Washington, Irak carece de los medios militares tradicionales para enfrentar a EE.UU. sin la certeza de represalias devastadoras. Los militares iraquíes sufrieron un duro golpe durante la Guerra del Golfo y durante las sanciones más duras de la ONU, cuando Irak no podía exportar petróleo. Desde fines de los 90, las renovadas riquezas del crudo y los controles de importación cada vez menos estrictos han permitido a Saddam Hussein reforzar un ejército que sigue siendo una de las fuerzas más poderosas del mundo árabe. Sin embargo, sus fuerzas armadas siguen dependiendo de aviones, tanques y armas viejos, en donde las más nuevas tienen una década de antigüedad.

La Comisión Europea amenaza a Microsoft

JOHN WILKE
Redactor de The Wall Street Journal
WASHINGTON

Las autoridades europeas podrían imponer una enorme multa a Microsoft Corp. y forzarla a eliminar algunas de las características de su monopólico software Windows, según un documento confidencial de la Comisión Europea (CE) que explica el caso.

En un lenguaje inusitadamente duro, la CE también acusó a Microsoft de mentir a los investigadores y de intentar obstruir el caso. Como resultado, cualquier multa será más alta de lo que habría sido si Microsoft hubiera cooperado, dice el documento. La comisión tiene potestad para imponer una sanción monetaria de hasta US$2.500 millones, o el 10% de sus ingresos.

La pesquisa europea, independiente del caso contra Microsoft en Estados Unidos, afirma que esa empresa usó ilegalmente el monopolio de Windows para dominar los mercados de software corporativo y redes de Internet. También acusa a la empresa de intentar dominar ilegalmente el sector de software de música y video para la Web.

Un portavoz de Microsoft dijo que la compañía cooperó con la CE y no violó las leyes europeas de competencia.

El vocero rehusó hacer más comentarios, observando que la firma estadounidense responderá en un mes a las acusaciones de la comisión.

En el caso que se sigue en EE.UU., Microsoft sufrió un revés el martes, ya que la Corte Suprema rechazó su apelación. Hace una semana, una jueza ordenó al gobierno federal y a 18 gobiernos estatales proponer una nueva solución al caso antes del 7 de diciembre y fijó una fecha tentativa de juicio para el 11 de marzo.

La CE también acusó a la compañía de obstruir su investigación y presentar falsamente 34 cartas de compañías que supuestamente respaldaban su defensa.

Creciendo rápido

Cuota de mercado de Microsoft de software para servidores pequeños y medianos

60%
40
20
0
1996 97 98 99 1T 00

Fuentes: IDC, Comisión Europea

En muchas instancias, las cartas fueron escritas por Microsoft o las empresas no sabían que habían sido usadas como evidencia, dijo la comisión.

Microsoft también dijo a la CE que las cartas debían mantenerse confidenciales a pedido de las compañías. "Se descubrió que eso era falso, ya que la mayoría no sabía cuál era el propósito real de las declaraciones", afirman los funcionarios europeos.

Poco sueño y muchas lágrimas para el ingeniero que construyó las Torres Gemelas

DEAN STARKMAN
Redactor de The Wall Street Journal
MANCHESTER

Nueva Hampshire — Hasta el último fin de semana, el principal ingeniero del World Trade Center no había hablado públicamente sobre la destrucción total de la obra que llevaba su firma.

Sin embargo, Leslie E. Robertson, de 73 años, rompió su silencio en una reunión de ingenieros estructurales, en la que examinó el proyecto que empezó cuando era un joven prodigio de 34 años.

Vestido con un blazer azul, pantalones grises y gafas de montura metálica, Robertson se puso tras un atril y empezó su revisión ojeando diapositivas de paneles exteriores prefabricados que estaban siendo colocados a comienzos de los 70. Sujetando el atril, titubeó. "¡Dios mío!", dijo, inclinando la cabeza. Recuperó la compostura y pidó la próxima diapositiva.

Robertson usó un señalizador láser para señalizar deprimentes fotografías del lugar de la tragedia en el World Trade Center: los paneles exteriores convertidos en partes retorcidas, columnas de acero curvadas, y una inmensa pila de escombros. Siguió con los comentarios, al igual que lo haría un médico forense a la hora de detallar una autopsia.

"Aquí ven una clásica falla debido a la tensión. Próxima diapositiva. Pueden ver las columnas desplazadas. Las soldaduras están rotas. Se trata de fallas clásicas. Próxima diapositiva".



Leslie E. Robertson

Después llegó la sesión de preguntas y respuestas. "¿Hay algo que hubiera deseado hacer diferente en el diseño del edificio?", preguntó abruptamente un ingeniero. El salón quedó en silencio. Robertson hizo una pausa. "Me imagino que desearía haber hecho que se mantuvieran en pie más tiempo", dijo, mientras se desvanecía su voz. "Quiero decir, cada hombre era importante..." Permaneció ante el atril y empezó a llorar.

Otro ingeniero, con voz quebrada, intervino: "Creo que hizo un gran trabajo". La audiencia explotó en un apasionado aplauso. Robertson hizo su presentación en una reunión planeada hace mucho tiempo en el Consejo Nacional de la Asociación de Ingenieros Estructurales.

La construcción de las torres, muy atrevida desde un punto de vista técnico, fue estudiada por ingenieros de todo el mundo. Para introducir tantas innovaciones, admite "se tiene que tener cierta arrogancia".

Desde la destrucción, le ha costado mucho trabajo dormir, al pensar en qué pudo haber hecho para conseguir que los edificios se mantuvieran en pie "esos minutos extra".

FILE No. 823437

amiher@eltiempo.com.co

EL TIEMPO

ECONÓMICAS

CIFRA DEL DÍA
3,3% nueva meta de déficit fiscal para el 2001.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	▼ $ 2.331,02	*Dólares por libra en N.Y.*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual*		HOY	*Pesos por*	Compra	Venta
Casa de cambio (c)	▲ $ 2.120,00	Hoy ▼	0,63	Hoy ▲	22,45	Hoy ▼	903,61	DTF	11,54%	$ 120,5966	Bolívar	3,13	3,23
Casa de cambio (v)	▼ $ 2.155,00	Ayer	0,65	Ayer	22,39	Ayer	918,87	DTF Trimestre anticipado	10,77%	MAÑANA	Dólar (Ecuador)		$ 2.331,02
								TBS Efectivo anual Bancos a 90 días	11,64%	$ 120,6070	Peso mexicano		$ 243,83

Pliego en Suramericana

La asociación de empleados de Suramericana de Seguros S.A. presentó el pliego de solicitudes laborales que tendrá vigencia hasta el 10 de noviembre del 2003. En él, se pide que los salarios, los auxilios, las bonificaciones, los préstamos de vivienda, los seguros de vida, accidente e incendio de los trabajadores, se incrementen en la inflación causada a 31 de octubre, más 5 puntos (cerca de 13 por ciento).

Cheque a plazos

El ABN Amro Bank puso en circulación una nueva modalidad de pago con cheque, que el cuentahabiente cubrirá en cuotas mensuales, a plazos hasta 36 meses. El reporte del Amro Bank dirá cuál es el saldo de cada cheque, y a medida que va pagando el cupo queda liberado. Para el comercio, este pago en cheque se entiende como de contado, con el consiguiente descuento que pueda otorgar. No se paga cuota de manejo.

Estampillas por $195 millones


$650

Recaudos por 195 millones de pesos espera la Administración Postal Nacional (Adpostal) con la emisión de las estampillas 'Diálogo entre Civilizaciones', que exalta la labor de las Naciones Unidas por la paz, y que hoy presentará oficialmente. El diseño es de la eslovaca Urska Golob. Adpostal aspira otros 20 mil millones de pesos por el uso de la franquicia electoral de los candidatos presidenciales legalmente inscritos.

AEROLÍNEAS / TIQUETES INTERNACIONALES SE INCREMENTARÁN 10 DÓLARES

Pasajes subirán $10.000

La Aerocivil comenzó a resolver un paquete de solicitudes de emergencia presentado por las empresas aéreas. Plan para financiar mayor valor de los seguros.

Pasajeros aéreos
Enero-agosto, Cifras en miles


2000
2001
Nacionales
4.975.708
Internacionales
1.962.463
2.067.265

Fuente: Aerocivil.



JUAN CARLOS VÉLEZ URIBE, director de la Aeronáutica Civil.

Los empresarios del transporte aéreo nacional e internacional le entregaron ayer el Gobierno un pliego de peticiones originado en la crisis económica colombiana y el terrorismo en los Estados Unidos.

Durante más de tres horas los representantes legales de las aerolíneas, el ministro del Transporte y el director de la Aerocivil, discutieron las propuestas de los empresarios.

El petitorio de las aerolíneas va desde precios del combustible y aranceles para importación de repuestos hasta financiación para pagar el mayor valor de los seguros aplicado después de los atentados contra las Torres Gemelas y el Pentágono, y el incremento en el precio de los pasajes.

Juan Carlos Vélez Uribe, director de la Aeronáutica Civil, anunció un plan para financiar a las aerolíneas en el pago del sobrecargo en los seguros. Se trata de darles liquidez mediante un plazo hasta de dos meses para cancelar los servicios aeroportuarios y de navegación que suman mensualmente unos 7.000 millones de pesos.

Esto quiere decir que durante octubre y noviembre no pagarían estos servicios y con este dinero cancelarían los mayores valores de los seguros. A partir de diciembre iniciarían el pago de los servicios incluyendo lo dejado de pagar en los dos meses anteriores. Con cada empresa de acordará un plan de pagos. El sobrecosto de los seguros suma 5.500 millones de pesos.

El director de la Aerocivil también anticipó que se autorizó un aumento de 10.000 pesos para cada pasaje aéreo nacional y de 10 dólares para los tiquetes internacionales. Se trata de un incremento de alrededor del 5 por ciento. Está por definir una escala de plazos para las deudas de las aerolíneas que suman 4,5 millones de dólares.

En una nueva reunión prevista para el próximo jueves, el Gobierno y las compañías analizarán los precios de los combustibles y las posibles soluciones.

Baja demanda en E.U.

Sobre el comportamiento del mercado, se conoció que las aerolíneas internacionales consideran que el tráfico hacia los Estados Unidos (Miami, Nueva York, Los Angeles, Atlanta y Houston) ha bajado entre un 20 y 30 por ciento desde el pasado 11 de septiembre.

La venta de pasajes a Europa sigue normal y el mercado doméstico se mantiene estable.

En los Estados Unidos los hechos terroristas ocasionaron una fuerte baja en la demanda de pasajes que obligó a compañías como Northwest Airlines, la cuarta más grande del país, a despedir cerca de 10.000 trabajadores.

Delta anunció 13.000 puestos menos. A estos despidos se suman los de Continental y American Airlines. En total saldrán más de 100.000 personas.

franquicia electoral de los candidatos presidenciales legalmente inscritos.

Más de 6 mil millones de huevos

Los colombianos están produciendo y consumiendo más huevos. El crecimiento en el último año fue de 58 por ciento, cuando la industria avícola produjo 6.440 millones de huevos, ubicando a Colombia como primer productor de la Comunidad Andina (CAN), que integran Venezuela, Ecuador, Perú y Bolivia. Cundinamarca, Santander y Valle son, en este orden, los principales productores. La avicultura representa el 1,6 por ciento de la producción nacional.

Cobertura adicional

Interamericana Compañía de Seguros Generales S.A. lanzó el nuevo producto de una cobertura adicional, de responsabilidad civil extracontractual para automotores. Se trata de una suma adicional a la póliza, que indemnizaría a terceros hasta 1.000 salarios mínimos legales. También cubre daños materiales y morales causados a bienes y terceras personas, y la asistencia jurídica y de amparo patrimonial.

---

†

LA SEÑORA

YOLANDA YEPES DE VIDAL

DESCANSÓ EN LA PAZ DEL SEÑOR

Raquel Hincapié de Yepes, sus hijos Franz Antonio, Javier Enrique, Ana María y Luis Fernando Yepes Hincapié, invitan a las exequias que se efectuarán hoy martes 9 de octubre, a las 12:00 m., en la Catedral Castrense Jesucristo Redentor del Cantón Norte, y luego acompañarlos al Parque Cementerio Jardines de Paz (cremación).



FAVOR NO ENVIAR FLORES - BONOS PLAN CANITAS
Velación: Sala No. 2 Cantón Norte (calle 106 Cra. 7).

---

†

LA SEÑORA

YOLANDA YEPES DE VIDAL

DESCANSÓ EN LA PAZ DEL SEÑOR

Sus hermanos: Pbro. Luis Eduardo Yepes Cardona, Graciela Yepes Cardona e hijo Juan Carlos Lopera, Sra. Gloria Macías de Lopera e hijos, invitan a las exequias que se efectuarán hoy martes 9 de octubre, a las 12:00 m., en la Catedral Castrense Jesucristo Redentor del Cantón Norte, y luego acompañarlos al Parque Cementerio Jardines de Paz (cremación).



FAVOR NO ENVIAR FLORES - BONOS PLAN CANITAS
Velación: Sala No. 2 Cantón Norte (calle 106 Cra. 7).

---

†

ALMACENES YEP LTDA.

EL GERENTE, FUNCIONARIOS Y EMPLEADOS

lamentan profundamente el fallecimiento de la señora

YOLANDA YEPES DE VIDAL

e invitan a las exequias que se efectuarán hoy martes 9 de octubre, a las 12:00 m., en la Catedral Castrense Jesucristo Redentor del Cantón Norte, y luego acompañarlos al Parque Cementerio Jardines de Paz (cremación).



FAVOR NO ENVIAR FLORES - BONOS PLAN CANITAS
Velación: Sala No. 2 Cantón Norte (calle 106 Cra. 7).

POLÍTICA

Vea además en:
eltiempo.com
Seguridad aérea. *El temor por viajar es generalizado. Pero nunca antes fue tan seguro hacerlo. Detalles* **en la sección Revista Credencial.**

Candidatos, en La Tertulia

Los candidatos presidenciales Horacio Serpa, Noemí Sanín y Álvaro Uribe estarán hoy en el Hotel El Prado de Barranquilla, donde participarán en la famosa Tertulia de los Martes que desde hace 25 años organiza el ex ministro de Comunicaciones Armando Benedetti. En la misma, intervendrá el ex presidente Alfonso López Michelsen, con el tema 'La identidad cultural del Caribe frente al III milenio'.

Protesta contra las Farc

Los representantes de la prensa extranjera en Colombia le escribieron al Secretariado de las Farc para protestar por la manera como el pasado 28 de septiembre ese grupo retuvo en Balsillas (Caquetá) a dos periodistas de la agencia Reuters. "Un guerrillero amenazó apuntando con su fusil a uno de ellos. Luego desinflaron los neumáticos del vehículo. Consideramos (estos hechos como) una violación a la libre circulación de la prensa", dice la carta.

Condena de los 15 de la UE

Los quince estados miembros de la Unión Europea (UE) condenaron ayer "firmemente" el asesinato de la ex ministra de Cultura Consuelo Araújonoguera. "Este crimen se suma a los numerosos actos de violencia cometidos en Colombia estas últimas semanas por grupos armados subversivos (dirigidos) en particular contra funcionarios o representantes de la Nación", asegura la declaración de la presidencia belga de la UE.



Los estados que acogen el Derecho Internacional Humanitario tienen la obligación de adoptar medidas nacionales para hacer efectiva la aplicación de este derecho. Ejemplo de esto es el Título II del nuevo Código Penal Colombiano, que establece sanciones para las infracciones al DIH.

DIH Aplicación (XLI)

PAZ / EL MECANISMO DE PRESIÓN DEL GOBIERNO SOBRE LAS FARC HA SIDO LA PRÓRROGA

Proceso, en período de prueba

Con una prórroga corta, el Gobierno se asegura de medir resultados.
La comunidad internacional espera resultados positivos del Acuerdo.

LOS SANVICENTUNOS estaban temerosos ante el eventual levantamiento de la zona de distensión, pues temen represalias. Romeo Langlois

UNIDAD DE PAZ

La prórroga de la zona de distensión por un corto período de tiempo, tres meses, demuestra que el proceso de paz no ha logrado salir de la crisis y que sólo se abrió un compás de espera.

¿Espera para qué? "Para pasar de las palabras a los hechos", dice Juan Gabriel Uribe, asesor del gobierno en la Mesa de Diálogo y quien participó directamente en la elaboración del Acuerdo de San Francisco de la Sombra, que le dio prioridad a la tregua. "Es hora de las decisiones", comenta Uribe.

Algo similar considera el delegado especial en Colombia del Secretario de las Naciones Unidas, Jan Egeland, quien dijo anoche que la nueva prórroga de la zona de distensión debe ser aprovechada por el Gobierno y las Farc para la concreción de acuerdos que disminuyan la intensidad del conflicto.

Egeland, quien se reunió ayer con el presidente Andrés Pastrana y el alto comisionado de Paz, Camilo Gómez, aseguró que la comunidad internacional espera resultados positivos del Acuerdo firmado. "Este es un tiempo ideal para hechos concretos, porque ahora hay un acuerdo, un momento y una nueva esperanza. Estas hojas de papel tienen que concretarse", dijo.

Lo cierto es que algunos consideran que esta prórroga sería la presión del Presidente a las Farc para que pacten sobre temas sensibles como el secuestro y la extorsión. El grupo guerrillero esperaba que el despeje se prolongara hasta el final del mandato de Pastrana.

También la prórroga corta podría corresponder a los cálculos de Pastrana: Si la tregua se pacta en estos tres meses, su vigencia coincidiría con la entrega de su mandato. Ese sería un resultado concreto para mostrar.

Hoy, lo cierto es que el proceso todavía adolece de falta de credibilidad, por lo que distintos sectores se declararon satisfechos con una prórroga corta en el tiempo (ver recuadro). Incluso, la plenaria del Senado sobre el despeje, que estaba convocada para ayer, no tuvo suficiente quórum, por lo cual el debate se aplazó para hoy, y con lo que se prevé el levantamiento del paro legislativo.

"Los especialistas en negociación de conflictos dicen que ante circunstancias como estas en las que se evidencia una pérdida de credibilidad del proceso en amplios sectores de la población se requieren fugas hacia adelante, es decir, saltos que permitan recuperar confianza y credibilidad", dice Pedro Santana, de la corporación Viva la Ciudadanía.

TREGUA, SIGUIENTE PASO

La prórroga del despeje hasta el 20 de enero del 2002 fue recibida por diversos sectores con la esperanza de que le abra las puertas a acuerdos concretos, como la tregua y el cese de hostilidades.

Ayer, después de reunirse con el Presidente, los 10 Países Facilitadores del proceso de paz entre el Gobierno y las Farc respaldaron la decisión de ampliar la vigencia del área desmilitarizada y llamaron la atención sobre el documento de los Notables, que contempla la tregua.

Para Juan Gabriel Uribe, asesor del Gobierno, es urgente que la Mesa trabaje el tema de la tregua y el cese de hostilidades. En el mismo sentido se expresó el candidato presidencial del Frente Social y Político, Luis Eduardo Garzón.

Y mientras que para Horacio Serpa tres meses de prórroga son suficientes para enviarle al país "muy buenas o muy malas señales", para Noemí Sanín –quien había insistido en una prórroga de 45 días– esta servirá solo si se acaban el secuestro, la extorsión, los asaltos a la población civil y los asesinatos.

Por su parte, Carlos Castaño, jefe político de las Autodefensas, calificó de "novela de paz y ficción" la decisión de ampliar el despeje, al que definió como "la zona de tolerancia del terrorismo".

CONGRESO / EN LOS PRIMEROS CINCO MESES DEL AÑO SEGÚN INFORME DEL MININTERIOR

Guerra ha costado $10 mil millones

DIH Aplicación (XLI)

Bases de Nuevo Proyecto País

El movimiento Nuevo Proyecto País, que lidera la ex ministra Cecilia López Montaño, definió en su primer encuentro del pasado 6 de octubre las líneas temáticas de su organización: capitalismo nacional socialmente eficiente, educación, desarrollo sostenible, equidad de género, problemas nacionales, política y juventud. Alrededor de estos temas generales trabajarán cinco grupos integrados por miembros del movimiento.

Curso de Medios para la Paz

Antioquia, por sus particulares características de violencia, fue elegida para estrenar el diplomado 'Periodismo responsable en el conflicto armado', promovido por Medios para la Paz, el Programa para la Paz y la Universidad Javeriana. Treinta periodistas de Medellín participan desde ayer en el proyecto. Zlatko Dizdarević, periodista de Sarajevo con experiencia en el cubrimiento de guerras, será uno de los conferencistas.

CONGRESO / EN LOS PRIMEROS CINCO MESES DEL AÑO SEGÚN INFORME DEL MININTERIOR

Guerra ha costado $10 mil millones

ALEXANDER TERREROS B.
Redactor de EL TIEMPO

La violencia generada por los grupos guerrilleros y paramilitares le ha costado al Gobierno durante los primeros cinco meses del año más de 10 mil millones de pesos, según lo revela un informe del Ministerio del Interior, conocido por EL TIEMPO.

No obstante, según el documento entregado al Congreso y que contiene un balance de la aplicación de la ley 418 de 1997 o de orden público, esta "suma resulta insuficiente ante la demanda que en la actualidad tienen los programas (atención a los municipios afectados por la violencia)".

En ese sentido, el Gobierno considera, en el documento elaborado en agosto pasado, que se necesita "una adición presupuestal urgente que pemita continuar atendiendo las necesidades de la población objeto". Un rubro por este concepto fue aprobado por el Congreso en septiembre en el proyecto de adición presupuestal para la salud.

La suma solicitada por el Gobierno fue de 10 mil 500 millones de pesos para cubrir los costos de ataques terroristas a poblaciones, masacres y desplazamiento forzado, entre otras actividades.

Los alcances de este documento serán estudiados hoy por la Comisión Primera de la Cámara, quien citó al ministro del Interior, Armando Estrada, para que responda por las decisiones tomadas por el Gobierno con base en la ley de orden público.

No obstante, el Gobierno se enfrentará a un inconformismo de los congresistas sobre el informe, según ellos, porque este se limita a presentar cifras sobre los costos de la guerra y no a explicar los alcances de las decisiones, como, por ejemplo, las extensiones en el tiempo de la zona de distensión para las Farc.

Según la presidente de la Comisión, la liberal Juan Yolanda Bazán, "este no es el informe que se espera sobre la autorización que le dimos al Presidente en 1999".

La representante santandereana asegura que el informe se limita a estipular "los recursos que se ha gastado el Estado para contrarrestar la guerra, pero no más".

De la comisión encargada de hacerle seguimiento al desarrollo de la ley hacen parte los representantes Javier Ramiro Devia, Joaquín Vives, Antonio Pinillos, Jesús Ignacio García y Eduardo Enríquez Maya.

CRIMEN / EL SEGUNDO CONGRESISTA ARAUCANO MUERTO EN LA SEMANA

Asesinado Luis Alfredo Colmenares

El representante liberal a la Cámara Luis Alfredo Colmenares Chía fue asesinado ayer en el norte de Bogotá por dos pistoleros que se movilizaban en moto. Se trata del segundo parlamentario de Arauca que muere violentamente en la última semana, después del crimen de Octavio Sarmiento, ocurrido en Tame.

Dos horas después del asesinato, a la 1:30 p.m., las autoridades terminaron el levantamiento. En la parte trasera de su vehículo hallaron ocho tacos de billar, una caja de municiones, varios CDs y, en el baúl, varios ejemplares de un libro cuyo título parecía una coincidencia premonitoria: El costo de no explorar.

Las autoridades investigan la eventual participación de un grupo de las Farc.

Como representante a la Cámara, el 30 de septiembre de 2000 Colmenares pidió licencia por un año para estudiar en Estados Unidos política petrolera. Luego regresó para refrendar su permiso en el Congreso.

A las 11:30 a.m. de ayer, Colmenares manejaba su automóvil Rover, de placas CJA093, por la calle 122 en sentido occidente-oriente. Algunas versiones coinciden en afirmar que al pasar por la carrera 25 se detuvo frente a Davivienda, donde hizo una transacción en un cajero electrónico. Después de abordar su carro, uno de los dos sicarios que lo perseguían en una moto le disparó a la cabeza.

Enseguida, el congresista perdió el control, su carro atravesó la calle y se estrelló contra un Wolksvagen y un Chevrolet. Los asesinos corrieron hasta allí y descargaron otros siete impactos, antes de huir.

Unos minutos después de haber recibido la noticia, llegaron su esposa, Esperanza Sandoval y otros familiares.

Colmenares fue el primer gobernador popular en Arauca y su gestión fue controvertida.

Autoridades confirmaron ayer que estaba amenazado y figuraba en una lista de un grupo paramilitar, que lo acusaba de apoyar a guerrilleros y ser amigo de Armel Robles, 'el Chino', jefe del grupo Domingo Laín, actualmente detenido.

Colmenares fue investigado por esas acusaciones y por irregularidades en el manejo de regalías durante su gestión en la Gobernación. También fue vinculado al proceso por el crimen del corresponsal de EL TIEMPO en Arauca, Néstor Henry Rojas, asesinado el 28 de diciembre de 1991. Por ambos casos estuvo detenido. Hace 12 años, sobrevivió a un primer atentado en Arauca.

Entre los posibles móviles del crimen, las autoridades investigan la eventual participación de un grupo de las Farc.

Anoche, tras un Consejo de Seguridad, de carácter extraordinario, el ministro del Interior, Armando Estrada, dijo que el Gobierno otorgará a cada uno de los parlamentarios un esquema de seguridad para que puedan desarrollar con libertad su trabajo y que para ello se destinarán 7 mil millones de pesos del presupuesto adicional de salud.

LUIS ALFREDO COLMENARES CHÍA, asesinado.

ECONÓMICAS

DÓLAR	
Tasa representativa del mercado	▼ $ 2.331,03
Casa de cambio (c)	▶ $ 2.110,00
Casa de cambio (v)	▲$ 2.190,00

CAFÉ – Dólares por libra en N.Y.	
Hoy	0,65
Ayer	0,65

PETRÓLEO – Dólares por barril	
Hoy	22,39
Ayer	22,63

BOLSA DE COLOMBIA – IGBC (Índice General)	
Hoy	918,87
Ayer	922,95

INTERÉS – Efectivo anual	
DTF	11,54%
DTF Trimestre anticipado	10,79%
TBS Efectivo anual Bancos a 90 días	11,75%

UVR	
HOY	$ 120,5861
MAÑANA	$ 120,5966

MONEDAS – Pesos por	Compra	Venta
Bolívar	3,14	3,24
Dólar (Ecuador)		$ 2.331,03
Peso mexicano		$ 248,81

Lanzan TES a 90 días

Títulos de Tesorería (TES) a 90 y 180 días, destinados a financiar operaciones temporales de Tesorería lanzará a partir del próximo 11 de octubre el Ministerio de Hacienda. Las subastas se realizarán, a través de los creadores de mercado, los jueves de cada semana. El valor mínimo de cada título será de 500.000 pesos y podrán ser negociados libremente en el mercado secundario. Los papeles se suman a los que se negocian a 1, 2, 3 y 5 años.

Impulso a titularizadora

Recursos manejados por la Titularizadora

(%) cartera hipotecaria

Año	%
2001	4
2002	10
2003	16
2004	23
2005	31

Fuente: Asobancaria.

La constitución y puesta en funcionamiento de la Titularizadora Colombiana permitirá movilizar una cantidad sustancial de recursos, que de acuerdo con la Asociación Bancaria podrían representar el 31 por ciento de la cartera hipotecaria en el 2005. La firma realizará la compra de cartera triple A, conformará portafolios diversificados y emitirá títulos que podrán ser adquiridos por ahorradores e inversionistas institucionales.

Reforma, vuelve y juega

Los equipos técnicos de los Ministerios de Hacienda y Trabajo, así como Planeación Nacional, tendrán a partir de hoy una ardua labor para preparar un proyecto de reforma pensional unificado que será presentado a finales de este mes a la Comisión de Concertación integrada por gremios, centrales obreras y partidos políticos. Todo entrará a revisión, desde el aumento en la edad de jubilación, las cotizaciones, hasta los regímenes especiales que serían eliminados.

Bajan cuentas corrientes

Las cuentas corrientes

EDUCACIÓN / ASCENSOS, SÓLO CUANDO HAYA VACANTES

A hacer fila, maestros

La reforma a la Ley 60 despertó la protesta de Fecode. Gobierno dice que no es un golpe al Estatuto Docente sino un cambio al esquema actual para aumentar la cobertura en 2 millones de niños.

JACQUELINE GUEVARA GIL.
Redactora de EL TIEMPO


Cambios en educación
En el país hay 320.000 maestros públicos.
La escala salarial va de 360.000 a 1.440.000 pesos.
Con la reforma el ascenso en el escalafón no será automático.
La población cubierta por la educación pública es de 7,3 millones.
Se espera que en cinco años la cobertura llegue a 9,3 millones.
65.000 maestros podría ser trasladados.
Municipios de más de 100.000 administrarían los colegios.
Para el 2002 las transferencias serán de 8,6 billones de pesos.

Gráfico: Diseño Editorial /EL TIEMPO.

Como en el Ejército, que para ascender de un grado a otro no basta con tener méritos sino que hay que esperar pacientemente 'en la fila' a que haya un cupo, los maestros públicos que quieran subir en el escalafón tendrán que esperar a que se presente la vacante.

El cambio, que está en un proyecto de ley que presentó el Gobierno al Congreso podría generar una nueva batalla con los educadores, después de una tregua de tres meses. Se trata de la reforma a la ley 60, que modificará la manera como se distribuyen los recursos para educación y salud de los colombianos más pobres.

Uno de los artículos que causará mayor controversia es el que señala que los ascensos en el escalafón "en ningún caso serán automáticos" y sólo podrán aprobarse ascensos cuando haya los recursos necesarios, exista la plaza vacante en el grado de destino, el docente gane el concurso que realice la Nación y se expida la certificación correspondiente. Es decir, que el maestro tendrá que hacer fila para lograr el ascenso.

Hoy para subir en la escala y mejorar el salario basta con demostrar capacitación a través de cursos o antigüedad. Cada aumento en la escala le representa al maestro público 4 puntos adicionales al incremento ordinario de su salario.

El régimen salarial de los maestros contempla 14 niveles, que van desde 360.000 pesos mensuales hasta 1.440.000 pesos, que es el máximo nivel. Al sueldo básico hay que sumarle algunas primas y auxilios y bonificaciones especiales. De esta manera se frenarían los ascensos indiscriminados que encarecen la nómina, cuyo costo anual supera los 3 billones de pesos.

Vienen las protestas

La Federación Colombiana de Educadores (Fecode) al conocer el proyecto anunció que adelantará una campaña de persuasión con los congresistas para que se modifiquen algunas de esas propuestas. Si no da resultados tomará acciones más drásticas como jornadas de protesta o incluso un nuevo paro nacional como el organizado durante la discusión de la Ley de Transferencias.

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VIVIENDA / LOS CRÉDITOS CRECIERON 355 POR CIENTO





Bajan cuentas corrientes


Crecimiento de las cuentas corrientes (%)
41,6
2,3
1,7
1,8
Sep 00
Jun 01
Ago 01
Sep 01
Fuente: Anif.

Las cuentas corrientes siguen estancadas de acuerdo con cifras del Banco de la República. Las que registran un comportamiento más desfavorable son las privadas que están cayendo al 5 por ciento mientras que hace un año crecían al 54 por ciento. Las públicas mantienen el aumento del 19 por ciento. En total esta clase de cuentas manejan recursos por 7,5 billones de pesos.

Presupuesto en apuros

Antes del 30 de octubre próximo el Congreso de la República deberá aprobar el proyecto de presupuesto para el 2002 por 62,9 billones de pesos, o de lo contrario habría dictadura fiscal, es decir, el Gobierno lo expediría por decreto sin tener en cuenta las modificaciones que introdujeron los parlamentarios. El tiempo corre y no ha comenzado el debate en las plenarias de Cámara y Senado.

Comprar, buen negocio

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO

"No todo se lo podemos pedir al Gobierno". "No nos quejemos más". "Ya no hablemos más de crisis, hablemos de oportunidades y de negocios". "Vamos a dinamizar la economía".

Las afirmaciones son de los dos más grandes constructores del país: Federico Salazar y Juan Guillermo Londoño, que tienen proyectos de vivienda en varias de las ciudades capitales e intermedias y en el exterior.

Salazar y Londoño coinciden en que el ministro de Desarrollo, Eduardo Pizano, cuando con viva expresión dijo a EL TIEMPO que el sector de la construcción se está reanimando, "se quedó corto".

"Los créditos para vivienda están disparados", exclamó Pizano. "¡Crecieron 355 por ciento!"

Para Salazar, propietario de Cusezar (la antigua "Cuéllar, Serrano, Gómez, Salazar"), es mucho más que eso. Y explica: "Como constructores, no hemos pedido créditos. Los hemos pedido para nuestros compradores, de modo que hay un dinero que no está en esas cuentas".

Londoño, cabeza de la 'Organización Coninsa y Ramón H.' S.A., agrega que "desde julio empezó, en forma definitiva, la reactivación del sector edificador". Sobre empleo, dice: "En 1997 teníamos 3.500 operarios y con la crisis bajamos a 800 en el 2000. Pero en este momento, regresamos a 1.500, en diciembre llegaremos a 1.800 en junio del año entrante estaremos en 2.600, con seguridad". **3-5**



EDUARDO PIZANO, ministro de Desarrollo Económico.

ECONÓMICAS
AMENAZADAS LAS BANANERAS
Ecuador afronta crisis de sus empresas locales ante el avance de las transnacionales. 3-3

COMPUTADORES
NIÑERAS DEL CIBERESPACIO
Los peligros de Internet obligan al uso de herramientas que controlen a los niños en la red. 3-6



Ilustración: Carlos Morales / EL TIEMPO

CELEBRACIÓN / UNA HERRAMIENTA ADULTA

Treinta años del correo electrónico

COMPUTADORES

Un día cualquiera de septiembre –o tal vez de octubre– de 1971 (ni la historia ni los protagonistas recuerdan con precisión la fecha), Ray Tomlinson envió el primer mensaje de correo electrónico.

El texto de ese primer mensaje tampoco se recuerda con exactitud... pudo haber sido algo como "QWERTYIOP" o "QWIEUQR". Lo cierto es que cualquier día del mes pasado o de este –tal vez hoy– el correo electrónico cumplió, cumple o cumplirá 30 años. Son tres décadas en las que esta herramienta ha cambiado la vida de los seres humanos, gracias a características que son, al mismo tiempo, ventajas y desventajas. Se calcula que en la actualidad, por cada mensaje útil que se envía, se recibe al menos otro totalmente inútil.

El correo electrónico también fue el medio preferido para comunicarse con conocidos y seres queridos luego de los ataques terroristas del 11 de septiembre en Estados Unidos, ante la congestión de las líneas telefónicas. Sin embargo, también es una de las principales herramientas para distribuir virus informáticos, cuyos efectos pueden bloquear las redes e inutilizar los sistemas de cómputo.

Algo de historia

Tomlinson trabajaba para Bolt Beranek and Newman (BBN), la compañía contratada por el Departamento de Defensa de Estados Unidos para construir Arpanet, la precursora de Internet. Durante un tiempo estuvo 'cacharreando' con un programa llamado Sndmsg (una especie de abreviatura de la expresión *send mes-*

CAFÉ / COLOMBIA DEBE COMPETIR EN EL EXTERIOR CON MARCAS PROPIAS

A sacarle jugo a Juan Valdez

Aprovechando la calidad del café colombiano hay que diseñar planes para conquistar nuevos mercados y paladares.

ECONÓMICAS

Si la imagen de Juan Valdez con su mula 'Conchita' es el símbolo del café de Colombia, uno de los de mayor calidad y más reconocido por los consumidores ¿porqué el país no compite con marcas propias en los estantes de los principales supermercados del mundo?

Esta pregunta se las hicieron una y otra vez expertos nacionales y extranjeros que consideran que el grano colombiano puede competir en las grandes ligas del mercado externo y no esperar a que las tostadoras multinacionales se queden con la gran tajada del negocio dejándole a los países productores los restos.

Las cifras son contundentes. Según Daniele Giavannucci, funcionario del Banco Mundial, mientras en los años 80 los países consumidores gastaban 30 billones de dólares en café a los países productores apenas les llegaban 9 billones. Hoy esa brecha sigue aumentando porque el gasto de los consumidores aumentó a 55 billones

LOS CULTIVADORES DEL GRANO han llevado la peor parte porque con la caída de las cotizaciones internacionales su ingreso se ha reducido sustancialmente.

El país puede cotizarse en los segmentos de café gourmet, orgánico o de sombra. Estos últimos tienen gran acogida en Estados Unidos y Europa porque los consumidores prefieren todo lo que esté libre de químicos y no atenten contra el medio ambiente.

Más dólares

El ex ministro de Hacienda y actual embajador de Colombia en Francia, Juan Camilo Restrepo, quien intervino en el foro cafetero realiza-

Precio del café al productor, en puerto E.U. y al detal en E.U.

US$/libra

Precio al detal (E.U.)
Precio externo ex.dok
Precio interno

5,0 4,5 4,0 3,5 3,0 2,5 2,0 1,5 1,0 0,5 0

Ene 94 · Ene 95 · Ene 96 · Ene 97 · Ene 98 · Ene 99 · Ene 00 · Ene 01

Fuente: Anil.

dores identifican la marca Quaker, el 90 por ciento la marca Volkswagen y el 85 por ciento el logo del Café de Colombia.

Y hay muchos argumentos a favor de que el país pase de vender café verde, que es tostado y mezclado con otros granos por las compañías multinacionales, y realice todo el proceso de producción y comercialización para vender café soluble, con marcas propias en las principales tiendas, cafeterías y supermercados

man (BBN), la compañía contratada por el Departamento de Defensa de Estados Unidos para construir Arpanet, la precursora de Internet. Durante un tiempo estuvo 'cacharreando' con un programa llamado Sndmsg (una especie de abreviatura de la expresión *send message* –enviar mensaje–), que les permitía a las personas que utilizaban un mismo computador dejarse mensajes en buzones electrónicos independientes.

Además, Tomlinson había estado trabajando en un protocolo de transferencia experimental llamado Cypnet, que permitía enviar archivos a computadores conectados, pero en ubicaciones remotas. El correo electrónico nació de la idea de unir estos dos sistemas en uno solo. El primer mensaje viajó de un computador a otro ubicado en la misma habitación, conectados por Arpanet.

Desde entonces, la evolución del correo electrónico lo ha convertido en una de las herramientas de distribución más útiles y efectivas que se conocen. Combina la inmediatez de la entrega (en condiciones normales de los computadores que lo controlan, claro está), la posibilidad de enviar archivos anexos (de texto, audio, video... en fin, de cualquier tipo que

3-10

productores apenas les llegaban 9 billones. Hoy esa brecha sigue aumentando porque el gasto de los consumidores aumentó a 55 billones mientras que los productores reciben 7 billones.

Y es que mientras a un consumidor de los Estados Unidos le cobran la libra de café a 3 dólares, en promedio, a un cultivador colombiano le reconocen 0,67 centavos de dólar.

¿Quién se está quedando con las gigantescas ganancias? La respuesta es simple: las grandes tostadoras. Por eso señalan que la gran oportunidad de Colombia hacia el futuro es posicionarse con marcas propias, que se diferencien por su gran calidad de las miles que hay en el mercado.

El ex ministro de Hacienda y actual embajador de Colombia en Francia, Juan Camilo Restrepo, quien intervino en el foro cafetero realizado por Anif, se mostró partidario de sacarle más jugo y comercializar el uso del logo que se ha posicionado a través de 40 años.

La mejor razón para hacerlo es que los consumidores están dispuestos a pagar

0,5 Precio interno
0
Ene 94 Ene 95 Ene 96 Ene 97 Ene 98 Ene 99 Ene 00 Ene 01
Fuente: Anif.

un sobreprecio por un café de mejor calidad. Ese es el caso del colombiano por el cual se reconoce una prima de 13 centavos de dólar la libra.

Un estudio sobre la identificación de logos señala que el 96 por ciento de los consumi-

proceso de pro... comercialización para vender café soluble, con marcas propias en las principales tiendas, cafeterías y supermercados del mundo. Ya se dio un primer paso con la marca Buendía que desde hace más de 10 años se expende en cerca de 60 países, pero falta mucho más.

El presidente de Anif, Santiago Montenegro, considera que son más las

3-3

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

US $400 millones nuevo préstamo del Banco Mundial para Colombia.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	Pesos por Compra	Venta
Tasa representativa del mercado	▲ $ 2.336,28	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual DTF	11,56%	HOY $ 120,5548	Bolívar	3,14	3,24
Casa de cambio (c)	▶ $ 2.110,00	Hoy	0,65	Hoy	22,63	Hoy	922,95	DTF Trimestre anticipado	10,79%		Dólar (Ecuador)		$ 2.336,28
Casa de cambio (v)	▶ $ 2.170,00	Ayer	0,65	Ayer	22,08	Ayer	925,08	TBS Efectivo anual Bancos a 90 días	11,44%	MAÑANA $ 120,5652	Peso mexicano		$ 249,06

Pérdidas por US $1.000 millones

Las empresas del sector energético (gas, petróleo, electricidad) han perdido en los últimos 4 años por lo menos 1.000 millones de dólares por el terrorismo, reveló ayer el presidente de la Andi Luis Carlos Villegas al intervenir en la conferencia Enercol 2001. Al margen del evento se conoció la nueva reglamentación para el cobro de energía en barrios subnormales, una de las principales peticiones de las electrificadoras, la cual fue expedida por la Comisión de Regulación de Energía y Gas (Creg).

Suben ventas del Sprint

Ventas autos Chevrolet
Resultados septiembre

	Septiembre	Enero-Sept
Sprint	319	1.437
Corsa	278	2.249
Alto	276	1.927
Total	873	5.613

Fuente: Chevrolet.

Otros 873 automóviles colocó Chevrolet en el mercado en el mes de septiembre. El modelo Sprint sigue *manteniendo un alto* nivel de ventas, pese a que en el acumulado del año el Corsa ocupa el primer lugar. En autos Chevrolet, las ventas acumularon este año 9.101 unidades, que es el 60 por ciento del mercado. Las exportaciones al mercado Andino sumaron 6.744 unidades, con crecimiento del 344 por ciento.

Créditos en 15 minutos

El Bancolombia lanzó un programa que permite la aprobación de créditos de consumo en 15 minutos. Según la entidad, bastan unos pocos datos del solicitante para darle una respuesta. Los desembolsos están condicionados a la entrega de la documentación respectiva. En lo corrido del año, 94.000 familias han tenido acceso a este tipo de créditos por un valor aproximado a 300.000 millones de pesos.

SEPTIEMBRE / PRECIOS AUMENTARON 0,37 POR CIENTO

Alimentos suben la canasta

Las alzas en alimentos, matrículas y pensiones, energía eléctrica y acueducto y alcantarillado jalonaron la inflación en septiembre, 0,37 por ciento, la cuarta más baja en los últimos 24 años.

La variación del Índice de Precios (IPC) de la canasta familiar en lo corrido del año llegó a 6,96 por ciento y la de los últimos 12 meses a 7,97 por ciento, de acuerdo con lo reportado ayer por el Dane.

Las cifras de septiembre, de lo corrido del año y 12 meses fueron inferiores a las de iguales períodos del año pasado, cuando marcaron 0,43, 7,73 y 9,2 por ciento, respectivamente.

De las 13 ciudades examinadas por la entidad, el mayor aumento en septiembre, 0,70 por ciento, se presentó en Cali, donde el grupo Educación tuvo un alza de 7,44 por ciento, que contrasta fuertemente con el registro nacional, que fue de 0,93 por ciento.

Como tradicionalmente ocurre en este mes, dijo el subdirector del Dane, Jaime Obregón, la educación exhibe una mayor intensidad por el inicio de las labores escolares en el calendario B en Cali y Pasto.

Costos educativos

Para el conjunto de las 13 ciudades, las pensiones y matrículas en los establecimientos educativos de primaria y básica subieron 1,31 y 1,03 por ciento, respectivamente. Los textos escolares aumentaron 2,28 por ciento.

> Cali y Pasto recibieron el impacto de las alzas en matrículas y pensiones, pero el mayor aporte al alza en la canasta familiar de las 13 ciudades investigadas por el Dane, corrió por cuentas de los alimentos, con 0,54 por ciento.


Inflación por ciudades (%)
Doce meses
Año corrido
Septiembre
Cali 8,48 7,29 0,70
Pasto 7,46 6,26 0,62
Medellín 7,70 6,28 0,56
Villavicencio 8,15 7,56 0,35
Bogotá 7,63 6,70 0,35
Pereira 7,79 6,34 0,33
Montería 9,97 9,59 0,31
Manizales 7,53 6,57 0,30
Cúcuta 10,45 9,38 0,17
Barranquilla 8,76 8,16 0,08
Bucaramanga 8,01 7,20 -0,01
Neiva 9,56 8,47 -0,21
Cartagena 8,75 8,39 -0,22

Fuente: Dane.

Sin embargo, fueron los alimentos, con una variación del 0,54 por ciento para el conjunto de las 13 ciudades, los que más presionaron el ascenso de la inflación. Se destacan las alzas en frutas (4,21 por ciento), hortalizas y legumbres (4,04 por ciento), carnes y derivados (0,89 por ciento) y lácteos, grasas y huevos (0,86 por ciento).

El renglón alimenticio se convirtió en meses pasados en el ancla de la inflación, debido a las abundantes cosechas que echaron los precios hacia abajo. Sin embargo, la culminación de este ciclo llevó a que tomara una tendencia ascendente.

Como en meses anteriores, los servicios públicos –que hacen parte del grupo Vivienda, que subió 0,44 por ciento en septiembre– siguen atizando la inflación: las tarifas de la energía eléctrica aumentaron 3,85 por ciento y las de acueducto, alcantarillado y aseo 1,04 por ciento.

Para la salud el Dane reportó un incremento de 0,59 por ciento, empujado por los ajustes de 1,05 por ciento en las medicinas, 0,81 por ciento en la toma de imágenes diagnósticas y 0,3 por ciento en la consulta médica.

1-15

THE WALL STREET JOURNAL AMERICAS.®

1-14 VIERNES 5 DE OCTUBRE DE 2001 http://interactivo.wsj.com *Una publicación de* DOWJONES

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

La **AGENCIA** Central de Inteligencia, CIA, ha asignado entre US$700 millones y US$800 millones a un amplio conjunto de operaciones encubiertas fuera de EE.UU. *destinadas a la caza* del presunto autor de los atentados del 11 de septiembre, Osama Bin Laden, y la desarticulación de su red.

* * *

Los trabajadores y el consejo de American Airlines, American Eagle y TWA, del consorcio AMR, anunciaron que aceptarán una rebaja en sus sueldos para apoyar a las empresas en medio de la crisis por la que atraviesan.

* * *

Dell Computer dijo que espera cumplir con sus proyecciones de ganancias antes de cargos de US$423 millones para su tercer trimestre fiscal que finaliza el 2 de noviembre. La compañía es la segunda del sector, después de Cisco Systems, en reafirmar su pronóstico de utilidades después de los ataques del 11 de septiembre.

* * *

Sony Music, BMG, Warner Music y EMI, entro otros sellos dicográficos, están en negociaciones para formar una empresa conjunta dedicada a la fabricar discos compactos y unir operaciones de distrubución. La *alianza sería una forma* de recortar costos en la industria, golpeada recientemente por una débil demanda.

* * *

NBC y Viacom Inc. siguen interesadas en adquirir la cadena de televisión hispana Telemundo, pero sus respectivas ofertas no alcanzan los US$3.000 millones que Sony Corp. y Liberty Media Group, dueños de la cadena, solicitan.

* * *

Vodafone Group, británica de telefonía móvil, reportaría que las ganancias de su primer semestre fiscal (que finaliza el 30 de septiembre) aumentaron más de 40%, más de lo que los analistas habían proyectado y

REGIONAL

Telmex rechazó la oferta de la telefónica estadounidense SBC por su participación en Prodigy, firma proveedora de Internet, aunque no descartó su venta. La estadounidense había ofrecido a la telefónica mexicana US$5,45 por cada acción A en circulación que no posee.

* * *

Anglo American, minera estadounidense, acordó vender su participación en la brasileña Aracruz Celulose a una filial de Votorantim Celulose e Papel, fabricante de papel de Brasil, por US$370 millones. Aracruz es la mayor productora de pulpa de eucalipto del mundo, con una capacidad de 1,2 millones de toneladas al año.

* * *

Renault suspenderá por 11 días la producción en su planta del estado de Paraná, en Brasil, informó la prensa local. La medida busca compensar la baja en la demanda de automóviles en Argentina y Brasil.

* * *

Las maquiladoras de México, que generan 1,2 millones de empleo y representan la mitad de las exportaciones de ese país, tendrán una disminución del 3% en sus ingresos en el 2001 después de crecer a tasas del 10% durante los últimos años. La industria de maquila está muy afectada por la desaceleración de la economía de EE.UU.

* * *

Venezuela reportó US$3.020 millones en exportaciones no petroleras y no tradicionales para los primeros siete meses del año, un alza del 14% frente al mismo lapso del 2000. Las exportaciones no tradicionales fueron de US$2.620 millones. Pdvsa, la petrolera estatal, representa un 75% de los ingresos por exportación del país.

* * *

Anfavea, asociación del sector automotriz de Brasil, redujo

Cómo EE.UU. tiende una enorme red mundial para dar caza a Bin Laden

DAVID CLOUD, EN WASHINGTON, IAN JOHNSON, EN BERLÍN, Y LAURIE COHEN EN NUEVA YORK
Redactores de The Wall Street Journal

WASHINGTON

Después de 24 días de trabajo ininterrumpido en una habitación marcada por un enorme póster con los 10 hombres más buscados"por la Oficina Federal de Investigaciones de Estados Unidos (FBI), un selecto equipo de investigadores ultima los detalles de su caso en contra del primer hombre en esa lista: Osama bin Laden.

Los investigadores no tienen que presentarse frente a un gran jurado común y corriente. "El caso criminal es irrelevante", admite un funcionario. Su trabajo es convencer a los líderes mundiales. Y están empezando a tener éxito.

"La evidencia es "clara y convincente", dijo el martes el secretario general de la *Organización* del Tratado del Atlántico Norte (OTAN). Tres de los 19 secuestradores han sido "identificados sin lugar a error"" como hombres de Bin Laden, dijo el miércoles Tony Blair, el primer ministro británico. Hay "motivos suficientes para una acusación", reconoció el gobierno de Pakistán.

Robert Mueller

Pero no saldrá una acusación judicial de esta investigación sin precedentes. Será un esfuerzo multinacional encabezado por el gobierno de EE.UU. para matar a Bin Laden y sus hombres. La estrategia de sentenciar antes de que haya un juicio quiebra con todas las convenciones de las leyes estadounidenses; y es sólo una de las cientos de maneras en la que la investigación del ataque más mortífero en suelo estadounidense se estrellaron los dos aviones secuestrados contra las Torres Gemelas del World Trade Center, se inició la que probablemente es la investigación menos ortodoxa de la historia del mundo.

El esfuerzo combina las funciones de los departamentos internos de seguridad y los de inteligencia internacional, algo que normalmente suele estar separado. Y es una imperiosa cooperación no sólo entre el FBI y la Agencia Central de Inteligencia (CIA), sino que entre operativos de la CIA y sus rivales burocráticos en el Pentágono. Al mismo tiempo, está obligando a los investigadores a "matrimonios" apresurados con sus contrapartes en cuatro continentes, aprovechando los recursos de las autoridades bancarias y bases de datos de las aerolíneas, y movilizando recursos que van desde la policía de Leicestershire, en Londres, hasta la Policía Nacional de Ecuador.

En Washington, el presidente George W. Bush es puesto al día de la nueva evidencia cada mañana por el director de la CIA, George Tenet, y un documento presidencial diario que es "grueso como una novela romántica", como lo describe uno de los funcionarios estadounidenses. En las capitales de Europa, Asia y el Medio Oriente, los líderes extranjeros llevan a cabo sus reuniones informativas, mientras la Casa Blanca intenta reunir el respaldo de sus aliados a los ataques de represalia.

Tal difusión de información podría hundir una acción judicial común. Pero se adapta a los propósitos de una investigación cuyos objetivos van mucho más allá de la policía y llegan al territorio de la política doméstica, gando a sus equipos "limpios", que recogen información usando estándares legales, y "sucios", cuyo trabajo nos sería admitido en las cortes de EE.UU. Su meta: superar rápidamente los procedimientos legales, demoras y callejones sin salida que frustraron las pesquisas criminales de ataques *anteriores, como el de 1993* contra el World Trade Center.

La ayuda desde el extranjero ha sido crcial. Entre la evidencia más asombrosa que se ha conseguido hasta el momento, figura el testimonio de simpatizantes de al Qaeda encarcelados en el exterior, a quienes se les mostraron fotografías de los supuestos secuestradores y reconocieron a varios como miembros de la red de Osama bin Laden entrenados en Afganistán.

La investigación también se ha beneficiado de una enorme cantidad de registros telefónicos y otra información de Yemen, que ha ayudado a conectar a los hombres que supuestamente tramaron el ataque del año pasado contra el portaaviones U.S.S. Cole con Bin Laden.

El Departamento de Defensa continuó presionando a las agencias de inteligencia para buscar la conexión con Irak. Y los investigadores pudieron confirmar que el supuesto secuestrador Mohamed Atta se reunió con un agente de inteligencia iraquí en Praga el año pasado. Pero la mayoría de los funcionarios continúan sosteniendo de que no hay evidencia sólida de la participación de Irak en el complot del secuestro de los aviones.

La investigación empezó el mismo 11 de septiembre, incluso antes de que los atentados terminaran. Y desde el principio, quedó claro el desafío de interpretar la avalancha de información.


George Tenet

Servicio de Aduanas de EE.UU., Dennis Murphy.

Después de que los aviones secuestrados chocaron contra el World Trade Center y el Pentágono, el director del FBI, Robert Mueller, tomó el mando en el Centro de Información Estratégica y Operaciones (SIOC) en el quinto piso de las oficinas centrales del FBI. Allí se estableció una conexión en vivo que permitía a Mueller escuchar cómo los controladores del Pentágono y de la Dirección Federal de Aviación rastreaban el cuarto avión secuestrado que estaba a minutos de Washington y se desconocía su blanco.

Un estruendo dentro del SIOC hizo pensar a Mueller que el último avión había caído cerca del FBI. Resultó ser el sonido de una máquina de aire acondicionado. El avión se estrelló en una zona rural de Pensilvania poco después.

Diez días después de los secuestros, la CIA le envió al FBI una pista de una fuente extranjera que insinuaba que un estudio de Hollywood podía estar en peligro inminente. De acuerdo a una persona cercana, el procurador general de EE.UU., John Ashcroft, ordenó a la oficina del FBI en Los Ángeles que alertara a los ejecutivos de los estudios el 21 de septiembre. Los estudios respondieron con guardias armados y barricadas. Más tarde, en las oficinas centrales del FBI concluyeron que la pista inicial no era creíble.

Aliados de EE.UU., como Alemania y Gran Bretaña, han aportado hallazgos *importantes* aunque parte de la evidencia ha sido circunstancial. Pero incluso Ashcroft reconoció que el estándar de pruebas que vayan más allá de la duda razonable es secundario. EE.UU. no está intere-

* * *

Vodafone Group, británica de telefonía móvil, reportaría que las ganancias de su primer semestre *fiscal* (que finaliza el 30 de septiembre) aumentaron más de 40%, más de lo que los analistas habían proyectado y de lo que la propia compañía había estimado.

* * *

El caso de un hombre de 63 años, en Florida que fue hospitalizado con ántrax, una extraña enfermedad fatal, no tiene conexión evidente con un ataque terrorista, dijo la Casa Blanca. La noticia causó alarma en EE.UU., donde se ha especulado sobre la posibilidad de un ataque con armas biológicas.

* * *

Freightliner, la filial de camiones pesados de DaimlerChrysler, enfrenta pérdidas por US$1.000 millones este año, y está presionando a las *flotillas que compran* sus unidades a renegociar contratos de venta y recompra. El sector de camiones comerciales en Norteamérica ha sufrido su peor bajón de casi dos décadas.

* * *

Alcoa, líder mundial en la producción de aluminio, reportó una reducción del 7,9% en sus ganancias en el tercer trimestre, *debido a la caída* en el precio del aluminio y la débil demanda.

fueron de US$2.620 millones. Pdvsa, la petrolera estatal, representa un 75% de los ingresos por exportación del país.

* * *

Anfavea, asociación del sector automotriz de Brasil, redujo sus pronósticos de producción y ventas para 2001 a raíz de la caída *en la confianza* del consumidor. La producción de vehículos ha caído de 1,9 millones de unidades a 1,8 millones, mientras que las predicciones de ventas se situaron en 1,6 millones de unidades.

* * *

Deloitte & Touche fue contratada por el Instituto para la *Protección* del Ahorro Bancario, IPAB, para liquidar siete bancos pequeños regionales en México. La decisión es uno de los últimos desarrollos de la crisis financiera de 1994.

* * *

Colombia aseguró la aprobación preliminar de un crédito por US$400 millones del Banco Mundial para mejorar la situación fiscal del país. El déficit público aumentó al 1,3% del PIB *en la primera mitad de 2001* frente al 0,2% que tuvo en 2000. El gobierno también solicitó US$250 millones para gasto social.

Envíe sus comentarios a:
americas@wsj.dowjones.com

trategia de sentenciar antes de que haya un juicio quiebra con todas las convenciones de las leyes estadounidenses, y, es sólo una de las cientos de maneras en la que la investigación del ataque más mortífero en suelo estadounidense está rompiendo todos los moldes tradicionales.

En el mismo momento en que

Tal difusión de información podría hundir una acción judicial común. Pero se adapta a los propósitos de una investigación cuyos objetivos van mucho más allá de la policía y llegan al territorio de la política doméstica, la diplomacia internacional y la planificación militar. En terreno, el FBI y la CIA están desple-

secuestro de los aviones.

La investigación empezó el mismo 11 de septiembre, incluso antes de que los atentados terminaran. Y desde el principio, quedó claro el desafío de interpretar la avalancha de información.

"Cualquier cosa que *esté relacionada* con el terrorismo está primero", dice el portavoz del

tado hallazgos importantes aunque parte de la evidencia ha sido circunstancial. Pero incluso Ashcroft reconoció que el estándar de pruebas que vayan más allá de la duda razonable es secundario. EE.UU. no está *interesado en procesar a la organización* de Bin Laden, ha dicho Ashcroft, sino en destruirla.

Inquilinos de Wall Street podrían no regresar

JATHON SAPSFORD, PETER GRANT, STEFAN FATSIS Y JARED SANDBERG
Redactores de The Wall Street Journal

Cuando Kenneth Chenault, el presidente ejecutivo de American Express Co., analiza el daño que produjo el atentado a la sede central de su firma en el bajo Manhattan, lo hace desde el piso octavo de una oficina en Nueva Jersey, al borde del río Hudson.

Amex, al igual que cientos de importantes empleadores que alguna vez se asentaron en la zona financiera, distinguieron a la zona sur de *Manhattan al establecer allí sus sedes centrales*. Ahora, muchas de esas compañías se han visto obligadas a trasladarse, y mientras las tareas de limpieza continúan, pasadas ya más de tres semanas del atentado, varias de las empresas muestran signos de que la mudanza podría ser permanente.

El jueves, en lo que podría ser un mal agüero para los que confían en la recuperación del bajo Manhattan, el banco Morgan Stanley, *principal inquilino de las destruidas Torres Gemelas*, señaló que podría abandonar sus planes para ampliar su complejo de oficinas en Manhattan y adelantó que podría incluso reubicar a parte de sus empleados fuera de Nueva York.

Compitiendo por espacio
Dónde se estan reubicando los inquilinos del World Trade Center

INQUILINO	ESPACIO EN EL WTC (metros cuadrados)	SOLUCIÓN TEMPORAL	PLAN A LARGO PLAZO
Morgan Stanley	120.770m2	Oficinas de Morgan Stanley en Manhattan, N. Jersey y Brooklyn	En busca de espacio permanente en Nueva Jersey y otras locaciones
Autoridad de puertos de NY & NJ	83.610m2	Actuales oficinas de la A. de Puertos en Newark	Buscando en Newark y Manhattan
AON	42.734m2	Rentó 18.580m2 en el *centro de Manhattan hasta 2013*	Buscando locación permanente en *Nueva York, Nueva Jersey o Conn.*
Empire Blue Cross/ Blue Shield	41.805m2	Oficinas existentes en Yorktown y Melville, N.Y.	Acuerdos pendientes en Brooklyn y Manahattan
Marsh McLennan Cos.	41.805m2	Oficinas existentes en la sede central de Manhattan	Esta rentando más espacio en su sede del centro de Manhattan
Mizuho Holdings	30.192m2	Oficinas existentes en el centro de Manhattan y New Jersey	Buscando en la región por oficinas permanentes
Deutsche Bank	27.870m2	Oficinas existentes y rentando nuevo espacio en Manhattan	Edificios en el sur de Manhattan que posee Deutsche Bank
Cantor Fitzgerald	23.225m2	Ofic. en *N.Jersey y Connecticut*	*Sin definir*
Sidley Austin Brown & Wood	23.225m2	Cinco pisos adicionales en *su edificio del centro de Manhatt.*	Buscando espacio permanente; espera quedarse en Manhattan
Credit Suisse First Boston	22.760m2	Ofic. en centro de Manhattan	Espacio suficiente en sus oficinas del centro de Manhattan.

Fuentes: Las compañías, agentes de bienes raíces y propietarios.

Por supuesto, el pesimismo sobre el distrito financiero neoyorquino no es nada nuevo. En 1835, un fuego arrasó 700 edificios alrededor de Wall Street, haciendo que 23 de las 26 aseguradoras de la ciudad tuvieran que abandonar sus oficinas. En los años que siguieron a la Depresión de 1929, muchos predijeron que Wall Street *nunca se recuperaría de la Depresión*. Lo hizo, y muchos están seguros de que volverá a hacerlo. De todos modos, en esta ocasión hay algunos aspectos nuevos.

Durante décadas, la tecnología ha permitido a bancos y firmas de corretaje bursátil trasladar aquellas operaciones que no resultan críticas, como sistemas administrativos y equipos de apoyo, fuera de la zona de Wall Street, al norte de Manhattan o a Nueva Jersey o Connecticut, *estados en los que las leyes* laborales son menos estrictas y los alquileres, más baratos.

Muchas de las firmas que estaban en el bajo Manhattan se están viendo obligadas a lidiar con una serie de problemas con los que nunca se habían topado al tener que hacer una mudanza corporativa. ¿Es segura la zona? ¿Hay todavía riesgos de más ataques? ¿Están los empleados que sobrevivieron a los ataques *preparados psicológicamente para volver?*

Mizuho Holdings Inc., que perdió a 20 de sus miembros en la tragedia, se ha trasladado temporalmente a unas oficinas en el centro de Manhattan y Nueva Jersey. La compañía que nació a raíz de la fusión de tres bancos *japoneses está* buscando una residencia permanente en otra parte, pero es probable que descarte la posibilidad de regresar al bajo Manhattan.

A los pocos días de los atentados, los *presidentes de las compañías* y los funcionarios de Nueva York se apresuraron a decir que reconstruirían lo que fuera necesario rápidamente, en *parte como un signo patriótico* de que la ciudad estaba volviendo a su normalidad. Pero ahora, con el esfuerzo de recuperación avanzando a duras penas y con la aceptación de que los problemas ambientales, *políticos y de transporte* podrían tardar años en resolverse, los expertos de reubicación de empresas dicen que aunque muchas *empresas regresen*, es *probable que sólo* cubran una parte del hueco dejado por las muchas que se fueron.

"¿Por qué habría que pagar alquileres más caros y mayores costos por estar en *Manhattan si se* puede usar ese dinero en una zona más barata?", dice James Schriner, director de estrategias de ubicación de Deloitte & Touche Fantus, una consultora especializada en realojamientos corporativos.

El daño infringido al bajo Manhattan es asombroso. La destrucción del complejo del World Trade Center destruyó alrededor de 1,40 millones de metros cuadrados de oficinas, alrededor del 22% del espacio del sur de Manhattan, y dañó seriamente otros 1,40 millones de metros cuadrados.

Reconstruir ese espacio de oficinas llevará años, costando millones de dólares y *transformando toda la zona* oeste del bajo Manhattan en una gigantescas zona en construcción.

"Probablemente estamos siendo"optimistas si hablamos de un proceso de seis años, y realistas si pensamos en un proceso de más de *ocho años*", dice Bob Prieto, presidente del directorio de la firma de ingeniería Parsons Brinckerhoff Inc., que diseñó las primeras líneas de metro de Nueva York a principios de siglo XX.

En medio del incierto futuro del bajo Manhattan, muchos líderes civiles ven la tragedia del World Trade Center como una oportunidad para rediseñar el plan urbanístico de Manhattan. "Casi vemos esto como un potencial Plan Marshall", afirma Elliot Sander, un ex comisionado de transporte de la ciudad de Nueva York que está ayudando a coordinar los grupos que *están trabajando en los planes* de recuperación.

Turner, descontento, dispuesto a abandonar AOL Time Warner

MARTIN PEERS
Redactor de The Wall Street Journal

Todo indica que Ted Turner no renovará su contrato con AOL Time Warner Inc. cuando expire al final de este año, lo que sugiere que Turner, un accionista *mayoritario con el título de vicepresidente*, se convertiría en un fuerte crítico del gigante de medios.

De acuerdo con *ejecutivos cercanos a la situación*, AOL Time Warner no le ha ofrecido aún a Turner un nuevo contrato, ni él lo ha solicitado. Una de las personas consultadas dijo que la participación de Turner está todavía en discusión.

Turner se convirtió en ejecutivo de Time Warner después de que la compañía de medios compró Turner Broadcasting Systems en 1996. Sus relaciones con los altos ejecutivos de la empresa, incluyendo al presidente ejecutivo, Gerald Levin, se enfriaron después de que el papel de Turner se vio muy limitado en el proceso de reestructuración que ocurrió cuando America Online Inc y Timer Warner se *fusionaron a principios de año.*

Como parte del acuerdo de fusión, Turner mantuvo su título de vicepresidente y se convirtió en un "asesor de alto nivel", pero perdió toda responsabilidad sobre las redes de cable. Una *persona cercana a Turner* dijo recientemente que él estaba disgustado por la manera como fue puesto de lado, y que además estaría interesado en renunciar hacia fines de este año. Es posible que Turner *permanezca en el consejo de AOL*. Sigue siendo un importante accionista con un 3,8% de la organización. De esta manera, Turner conservará el acceso a la información y podría convertirse en una piedra en el zapato para los altos mandos de la empresa.

Ted Turner

FILE No. 823431

ECONÓMICAS

CIFRA DEL DÍA

31,6 millones de dólares en TES colocó el Gobierno a una tasa de interés de 7,79%.

DÓLAR

Tasa representativa del mercado	$ 2.336,18
Casa de cambio (c)	$ 2.110,00
Casa de cambio (v)	$ 2.170,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,65
Ayer	0,65

PETRÓLEO — Dólares por barril

Hoy	22,08
Ayer	22,79

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	925,08
Ayer	930,55

INTERÉS — Efectivo anual

DTF	11,56%
DTF Trimestre anticipado	10,79%
TBS Efectivo anual Bancos a 90 días	11,30%

UVR

HOY	$ 120,5444
MAÑANA	$ 120,5548

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,14	3,24
Dólar (Ecuador)	$ 2.336,18	
Peso mexicano	$ 249,65	

Prórroga del Atpa

La embajadora de Estados Unidos, Anne Paterson, le aseguró ayer al Consejo Gremial que los beneficios comerciales del Acuerdo con los países que luchan contra el narcotráfico (Atpa) serán prorrogados, pero dudó que la agenda legislativa en su país permita discutir que se incluyan nuevos productos (textiles, flores y cueros). El presidente de la Andi, Luis Carlos Villegas, confió en que sí puedan incluirse.

Comenzó encuentro con FMI



La plana mayor del equipo económico del Gobierno inició el encuentro con funcionarios del Fondo Monetario Internacional para hacerle ajustes a las metas fiscales contenidas en el acuerdo firmado en 1999. En la foto aparecen el director gerente del FMI, Horst Keohler, con el ministro de Hacienda, Juan Manuel Santos, acompañados por el director de Planeación, Juan Carlos Echeverry, el gerente del Banco de la República y Miguel Urrutia, entre otros.

Créditos costosos

Colmena fue la entidad financiera que en septiembre aplicó los mayores intereses a los créditos de consumo y a las tarjetas de crédito: 34,54 por ciento efectivo anual, seguida por el Banco Popular con 34,52 por ciento y la Caja Social, con 34,42 por ciento. Las que menos cobraron fueron el Banco de Crédito (25,73 por ciento), el Banco Agrario (25,89) y el Banco

PASAJES / CADA COMPAÑÍA PRESENTARÁ SU PROPUESTA

Alza en tarifas aéreas

La decisión se adoptó ante el incremento en los seguros para los aviones tras los ataques a las Torres Gemelas. Refinancian deudas de empresas.

Transporte aéreo de pasajeros

	Nacionales	Internacionales
Enero-Agosto 2000	4.969.258	1.962.463
Enero-Agosto 2001	4.975.708	2.067.265

Fuente: Aerocivil Gráfico: Diseño Editorial / EL TIEMPO

Los usuarios del transporte aéreo tendrán que asumir una parte de los mayores costos en que incurrirán las compañías colombianas como consecuencia del aumento en los seguros tras los atentados terroristas a los Estados Unidos el pasado 11 de septiembre.

Ayer la Aeronáutica Civil autorizó a las líneas aéreas del país para que realicen un alza en los pasajes.

Las compañías deberán presentar por separado sus propuestas de incrementos, dependiendo de las rutas. La Aerocivil decidirá si aprueba o no estos incrementos, pero de manera individual.

La decisión fue adoptada ayer al término de una reunión realizada en el Ministerio de Transporte en la que participaron el director de la Aerocivil, Juan Carlos Vélez, y representantes de las compañías.

El incremento en las tarifas tiene como fin sufragar los mayores costos en que incurrirán las empresas aéreas colombianas como consecuencia del incremento en los seguros.

Según la Federación Colombiana del Transporte Aéreo, las empresas internacionales de seguros aumentaron las primas de tres a 15 millones de dólares y limitaron los amparos a 150 millones de dólares.

Avianca y Aces, las dos mayores empresas de Colombia, necesitan amparos por 1.000 millones de dólares para sus aviones.

Refinanciación

Otra de las decisiones adoptadas ayer es la refinanciación de las deudas que tienen las aerolíneas con la Aeronáutica Civil por concepto de prestación de servicios.

La medida tiene como fin aliviarles el flujo de caja para que las empresas puedan pagar los mayores costos.

Aunque las compañías habían solicitado ayuda directa al Gobierno para que a través de dineros del presupuesto se financiara los recursos faltantes para cubrir los pagos de los seguros el director de la Aerocivil descartó esta alternativa y por el contrario se mostró desde un principio partidario del aumento de tarifas.

Vélez destacó el comportamiento del transporte aéreo en el país que aumentó en 1,8 por ciento en agosto del presente año

La difícil situación económica no es exclusiva de las compañías aéreas colombianas y por el contrario se ha extendido a todas las líneas aéreas del mundo.

En Estados Unidos el Gobierno autorizó un programa de ayuda por 15.000 millones de dólares.

Pese a ello las aerolíneas se han visto obligadas a despedir personal ante la disminución sustancial de pasajeros y, en consecuencia, de los vuelos.

TERRORISMO

Exportaciones de petróleo caen US$600 millones

Las exportaciones colombianas se perfilaban como uno de los pocos sectores de la economía que eran dignos de mostrar.

Sin embargo este año las cosas son a otro precio por cuenta de los atentados terroristas que, en buena parte, han provocado una caída en el ingreso de divisas.

Según el Ministerio de Comercio Exterior, los atentados terroristas hacia la infraestructura petrolera del país, especialmente contra el oleoducto Caño Limón Coveñas, han propiciado una caída de 600 millones de dólares en las ventas externas de este producto, el principal renglón de exportaciones.

Esta circunstancia, llevó a que entre enero y agosto se registrara un descenso del 3,9 por ciento en el valor de las exportaciones totales del país, las cuales pasaron de 8.613 millones de dólares el año pasado a 8.274 mi- 1-17

efectivo anual, seguida por el Banco Popular con 34,52 por ciento y la Caja Social, con 34,42 por ciento. Las que menos cobraron fueron el Banco de Crédito (25,73 por ciento), el Banco Agrario (25,89) y el Banco Unión Colombiano, según reporte de la Superintendencia Bancaria.

Nuevo peso, a último debate

La Comisión Tercera de la Cámara aprobó ayer en tercer debate el proyecto por medio del cual se crea el nuevo peso, que consiste en eliminar los tres ceros de todos los billetes y monedas. El Banco de la República y los congresistas garantizaron que el cambio no implicará pérdidas para los colombianos porque se sigue con el sistema de redondeo de cifras.

Juan Carlos Vélez, y representantes de las compañías.

El incremento en las tarifas

Aunque las compañías habían solicitado ayuda directa al Gobierno para que a través

PAVCO S.A.

LA JUNTA DIRECTIVA DE PAVCO S.A. EN SU REUNION ORDINARIA DE 14 DE JUNIO DE 2001 EN EJERCICIO DE LA DELEGACIÓN RECIBIDA DE PARTE DE LA ASAMBLEA ORDINARIA DE ACCIONISTAS EN SU REUNION Nº49 DEL 30 MARZO DE 2001

CONSIDERANDO:

Que la Asamblea de Accionistas en su reunión Nº49 del 30 de marzo de 2001 autorizó lo siguiente:

1- Autorizó a la sociedad para readquirir la cantidad de ochenta y tres millones quinientas veintidós mil ochocientas treinta y cuatro (83'522.834) de acciones ordinarias nominativas, de un valor nominal de diez pesos ($10) cada una, en dos procesos, el primero en el mes de julio de 2001 y el segundo en el mes de octubre de 2001.
2- Fijó el precio al que se adquirirán las acciones en ochenta pesos moneda legal colombiana ($80,00) cada una.
3- Autorizó a La Junta Directiva, por delegación de la Asamblea General de Accionistas, para establecer los reglamentos de readquisición de acciones correspondientes.
4- Facultó al Representante Legal de la sociedad para realizar todos los actos necesarios para hacer cumplir con los reglamentos establecidos por la Junta Directiva.
5- Autorizó la participación de los administradores en el proceso de Readquisición de Acciones.

RESUELVE

Primero.- Readquirir hasta cuarenta y un millones setecientos sesenta y un mil cuatrocientos diecisiete (41.761.417) de sus acciones ordinarias nominativas, de un valor nominal de diez pesos ($10,00) cada una, de conformidad con las siguientes condiciones:

1. Quienes tengan la calidad de accionistas, a la fecha de publicación del presente reglamento, tendrán derecho a vender acciones a la sociedad PAVCO S.A., en la proporción que se indica en el numeral 3.1 de este reglamento.
2. Las acciones que se ofrecen se adquirirán a un precio de ochenta pesos moneda legal colombiana ($80,00) cada una.
3. **PRIMERA VUELTA**

3.1 Cada accionista tendrá derecho a vender 0.060679611488 acciones, por cada acción de la *sociedad poseída a la fecha de aprobación* de este reglamento. :

3.2 En caso de que resulten fracciones, estas no se incluirán en la negociación. Sin embargo, los accionistas que, al aplicar la proporción a que se refiere este numeral, tuvieren como resultado solamente una fracción de acción, tendrán derecho a vender a la sociedad, una acción:

3.3 Los accionistas dispondrán de un plazo de quince (15) días hábiles, que se contarán desde el día hábil siguiente a la fecha de publicación de este reglamento, para manifestar por escrito, al representante legal de la sociedad, su oferta de vender, el plazo vence a las 11 a.m. del ultimo día hábil del plazo estipulado.

3.4 Los accionistas que no ejerzan su derecho a vender acciones a la sociedad, podrán enajenar o ceder, directamente, ese derecho a los demás accionistas.

3.5 El pago correspondiente se realizará en dinero en efectivo o mediante cheque, a opción de la sociedad, dentro de los ocho (8) días hábiles siguientes a la radicación en la sociedad del original de la aceptación de la oferta por parte del accionista, la cual incluirá el original de los títulos correspondientes a las acciones ofrecidas, en caso de que el número de acciones incluida en el título sea superior al ofrecido, la sociedad emitirá un título por el saldo, simultáneamente con el pago.

4. **SEGUNDA VUELTA**

4.1 Si vencido el plazo previsto en el numeral 3.3 de este reglamento, el número de acciones *readquiridas en la primera vuelta es inferior a las cuarenta* y un millones setecientos sesenta y un mil cuatrocientos diecisiete (41.761.417) previstas, el saldo será ofrecido en segunda vuelta a los accionistas, quiénes tendrán un plazo adicional de ocho (8) días hábiles, para manifestar su oferta de vender, contados desde el día siguiente a la publicación del aviso, informando el saldo disponible para la segunda vuelta, el cual se publicará en dos periódicos de amplia circulación nacional el día hábil siguiente al vencimiento del término previsto en el numeral 3.3 de este reglamento. En esta etapa se atenderán las ofertas de venta en estricto orden cronológico, hasta que se agote el excedente de acciones a readquirir. En ningún caso podrán readquirirse acciones por un monto superior al previsto en el punto Primero de este reglamento.

4.2 Si el número de acciones ofrecidas por los accionistas en esta etapa, es superior al saldo de acciones a readquirir en esta etapa, se tendrán en cuenta las siguientes reglas: (i) No se tendrán en cuenta en el cómputo las ofertas de venta presentadas con posterioridad a aquella que complete la cantidad correspondiente al excedente de acciones a readquirir; (ii) Si se presentaren varias ofertas de venta en el mismo día se tendrá en cuenta la hora de recepción, con el fin de determinar, la viabilidad y el orden de ingreso de las mismas. Para este efecto las ofertas de venta deberán presentarse teniendo en cuenta lo siguiente: (i) Se presentarán por escrito; (ii) Se podrán entregar personalmente o enviarse por fax. En el primer caso se entregarán en original y copia en la portería de PAVCO S.A. ubicada en la Autopista Sur No 71 –75 de Bogotá, D.C., al portero, él cual radicará con fecha y hora de recepción la oferta de venta. En caso de envío por fax este se realizará al fax No. 7191975 de Bogotá, D.C. y se tendrá como fecha y hora de recepción la registrada en el fax receptor.

4.3 La oferta de venta se entenderá aceptada con la comunicación escrita dirigida por el Representante Legal de la sociedad al respectivo accionista. Dichas comunicaciones sólo podrán efectuarse dentro de los tres días hábiles siguientes a la presentación de la oferta de venta por parte del accionista.

4.4 Una vez aceptada la oferta de venta, los títulos de acciones correspondientes, deberán ser *entregados a la sociedad, dentro de los ocho (8) días hábiles siguientes a la fecha de la* comunicación de aceptación.

4.5 Las acciones readquiridas en esta vuelta se pagarán en dinero en efectivo o mediante cheque, a opción de la sociedad, dentro de los ocho días hábiles siguientes contados a partir de la fecha de la comunicación de la aceptación de la oferta de venta por parte de la empresa y/o la fecha de recepción de los títulos de acciones correspondientes, la que sea mas tarde.

5. Los administradores de la sociedad sólo podrán participar directa o indirectamente en el plazo para la primera vuelta establecido en el numeral 3.3 de este reglamento.
6. El presente Reglamento de Readquisición se publicará, por una sola vez, el mismo día, en dos periódicos de amplia circulación nacional, dentro de los quince días hábiles siguientes a la reunión en que sea aprobado por la Junta Directiva
7. La Junta Directiva, por delegación de la Asamblea General de Accionistas, resolverá las dudas que se presenten en relación con la aplicación e interpretación de este reglamento y en conjunto con el Representante Legal determinará la forma en que, de conformidad con este reglamento, se aceptarán las ofertas de venta de los accionistas.

Segundo.- El Representante Legal de la sociedad queda ampliamente facultado para realizar todos los actos necesarios para hacer cumplir este reglamento.

JUSTICIA

Vea además en:
eltiempo.com
Humor. *Entérese de la nueva estrategia que utilizan las grandes potencias contra el terrorismo,* en la sección Humor vítreo.

Operación 'Cazador'

En Medellín y el Sur de Bolívar, la Policía Antinarcóticos detuvo a siete personas, sindicadas de pertenecer a una organización dedicada al tráfico de precursores químicos, y decomisó 10,5 toneladas de ácido sulfúrico y carbonato de sodio. Las acciones se produjeron en desarrollo de la operación 'Cazador'. Según las autoridades los precursores químicos para procesar coca se amparaban en documentación falsa.

Policía en Estados Unidos



El primer acercamiento entre el nuevo director de la Agencia Antidrogas de E.U. (DEA), Asa Hutchinson, y los generales Luis Ernesto Gilibert, director de la Policía Nacional, y Gustavo Socha, de Antinarcóticos, se produjo ayer en Washington. En la reunión analizaron la nueva política antidrogas de E.U. sobre la cual también discutirán con los congresistas Mark Souder y Benjamin Gilman.

Caen ladrones de ganado

La Armada Nacional capturó una banda integrada por cinco personas cuando hurtaban 30 cabezas de ganado en una finca de Malagana. Según Infantería de Marina, Luis Carlos Martínez, Luis Ignacio Gutiérrez, Jorge Lemos, Alejandro Salazar y José Jacobo Tirado, azotaban con sus robos las fincas de San Cayetano, Arjona, Mahates, San Juan y María la Baja, en Bolívar. Los militares incautaron un camión.

Mueren guerrilleros

Durante los combates en la vereda Ojo de Agua (Santander), que comenzaron ayer y aún no terminan, murieron dos guerrilleros del Eln, según aseguró el Ejército. Se trata de Armando Londoño Moreno y Óscar Serrano a quienes les decomisaron armamento y munición. Los cadáveres de otro tres subversivos de las Farc, que murieron en Solita y Paujil (Caquetá) fueron rescatados por el Ejército.

Piden anular en elección



La Procuraduría pidió al Consejo de Estado decretar nula la elección del alcalde de Popayán, Diego Fernando Duque

POLÉMICA / SALIDA DE 4.658 PRESOS EN DOS MESES

Los códigos: ¿quién responde?

Los poderes públicos están enfrentados por los nuevos códigos. Rama judicial, Congreso y expertos se culpan mutuamente de la salida masiva de presos. Ya proponen otra reforma.

En dos meses de aplicación de los nuevos códigos penal y de procedimiento penal, 4.658 presos, entre ellos narcotraficantes, terroristas, guerrilleros y delincuentes comunes, han recobrado la libertad.

Además, cientos de sindicados de robo de carros y viviendas han sido devueltos a las calles porque las nuevas normas restringen las detenciones preventivas y disminuyeron las penas para algunos delitos. El debate entre quienes diseñaron los nuevos códigos y quienes los atacan apenas comienza y promete aumentar de temperatura.

La próxima semana la comisión primera de la Cámara hará un debate a todo el poder judicial para establecer responsabilidades y determinar las soluciones que se deben adoptar.



JUSTO P. RODRÍGUEZ HERRERA. Director Nacional de Fiscalías.



RODRIGO RIVERA, senador de la República.

LIBERTADES ALARMANTES

Señala que la entidad está dispuesta a participar en una eventual revisión a los códigos Penal y de Procedimiento penal. "La Fiscalía estará dispuesta a presentar su pensamiento frente a los nuevos códigos", añadió.

Rodríguez indicó que existe preocupación en la Fiscalía por la salida masiva de dete-vados de la libertad, no significa que haya impunidad.

"Hay algunas preocupaciones porque serán sectores sociales muy vulnerables los que se pueden ver afectados por la manera como se empieza a sancionar, de una forma distinta, algunas conductas penales sin que ello indique que haya impunidad. El de-

'NO HAY IMPUNIDAD'

Para el congresista que defendió la creación de los nuevos códigos penal y de procedimiento penal, la salida masiva de presos se debe a la aplicación de las anteriores normas y en algunos casos a la equivocada gestión de jueces y fiscales.

Según el parlamentario, el código penitenciario que no humanidad y los relaciones con el terrorismo.

Sobre la imposibilidad de las autoridades para retener a delincuentes como los jaladores de carros, el congresista aseguró que se regularon las detenciones preventivas para evitar que personas inocentes sean encarceladas y años después tengan que ser deja-



La Procuraduría pidió al Consejo de Estado decretar nula la elección del alcalde de Popayán, Diego Fernando Duque, quien actuó como representante legal de una empresa privada –Sociedad de Acueducto y Alcantarillado S.A.– para un contrato por más de 1.200 millones con ese municipio. Y ese contrato luego lo suscribió el mismo Duque, en octubre, cuando fue elegido como alcalde de la ciudad.

Toneladas de super anfor

La Policía incautó dos toneladas del explosivo super anfo en la autopista del Sur, en Socha. Unidades Antinarcóticos confirmaron que el explosivo hacía parte de un plan terrorista que iniciaría el Frente 'Teófilo Forero' de las Farc en Huila, Tolima y Meta. El super anfo estaba camuflado entre bultos de azúcar. Fueron capturados Jordán Nay González, Ana Milena Chavarro y Jesús David Arcos.

Golpean cartel de gasolina


DEPARTAMENTO DE CUNDINAMARCA
DIOS Y PATRIA

El Ejército decomisó 29.000 galones de combustible que habían sido robados a Ecopetrol. Tropas del Plan Energético y Vial capturaron a seis personas en Barrancabermeja cuando transportaban la gasolina y Acpm en cuatro carros cisterna, un camión y una tractomula. Los detenidos son Hernán Riveros, Elkin Pabón, Alberto Ramírez, Pablo Patiño, Jairo Morán y Álvaro Santamaría.

Sellan mataderos

Un matadero clandestino localizado en Silvania Cundinamarca), fue allanado y sellado por unidades que Das que comprobaron el sacrificio de animales enfermos y sin ningún control sanitario. Según Invima y la Car, el matadero contaminaba el acueducto de ese municipio y había sido cerrado en tres oportunidades, por lo que pasaron el caso a la Fiscalía. Fueron capturadas cinco personas.

miento frente a los nuevos códigos", añadió.

Rodríguez indicó que existe preocupación en la Fiscalía por la salida masiva de detenidos con la entrada en vigencia de los nuevos códigos, pero que se tiene que respetar el Estado de derecho.

Según las estadísticas de la Fiscalía, en el país han salido 2.074 sindicados. "Es una situación que prende alarmas y a la Fiscalía le preocupa esta situación", dijo.

El funcionario aclaró que el hecho de que algunos sindicados, como los ladrones de carros sin violencia, no sean pri- [...] por la manera como se empieza a sancionar, de una forma distinta, algunas conductas penales sin que ello indique que haya impunidad. El delincuente tendrá que pagar ante la justicia sus conductas ilegales", enfatizó.

Rodríguez aseguró que si la Fiscalía es citada al Congreso asistirá pero aclaró: "de lo que sí estamos seguros, es que los indicadores que hablaban de una impunidad del 95 por ciento, hoy en día estamos en capacidad de demostrarle al país que estamos bordeando el 50 por ciento, aunque todavía es alta".

mas y en algunos casos a la equivocada gestión de jueces y fiscales.

Según el parlamentario, el código penitenciario que no se reformó, le otorga, en su concepto, excesivos beneficios a los reos que por trabajo y estudio están recibiendo rebajas que "dejan por el piso" las condenas que les han sido aplicadas.

Rivera también aclaró que no se puede hablar de impunidad porque el nuevo código penal es muy estricto para castigar delitos contra la administración publica como corrupción, delitos de lesa [...] aseguró que se regularon las detenciones preventivas para evitar que personas inocentes sean encarceladas y años después tengan que ser dejadas en libertad.

Explicó que cuando una persona es detenida y años después dejada en libertad porque es inocente, la situación genera al país millonarias indemnizaciones.

"Las cárceles en Colombia están llenas de sindicados que años después deben ser dejados en libertad y más encima hay que pagarles por los daños causados, todo por errores de la Justicia", precisó.

CARLOS ARTURO GÓMEZ, viceprocurador.

CULPABLES: ANTIGUOS CÓDIGOS

Advirtió que la entrada en vigencia de los nuevos códigos penales en ningún momento ha ocasionado la salida masiva de reclusos de las cárceles.

Explicó que esa salida se debe a que el código penitenciario ha entregado excesivos beneficios a los reclusos por trabajo, estudio y buen comportamiento.

Agregó que el principio de favorabilidad ha precipitado que, en muchos procesos vigentes, a los reclusos se les aplique disposiciones que los favorecen con la excarcelación pero en delitos que no tienen mayor gravedad y a quienes ya han cumplido gran parte de su condena.

Argumentó que la libertad de personas condenadas por narcotráfico, lavado de activos, enriquecimiento ilícito o testaferrato y conexos no se puede atribuir a los nuevos códigos penales sino al cumplimiento de condenas que se impusieron con anterioridad.

El viceprocurador advirtió que, incluso, esos delitos en el nuevo Código Penal no se disminuyeron sino que por el contrario se aumentaron.

Sobre la libertad condicional explicó que el código penal anterior la concedía cuando se hubieren cumplido las dos terceras partes de la pena. Ahora la exigencia es las tres quintas partes de la pena lo que significa menos tiempo en prisión.

El funcionario sí enfatizó que son los jueces deben medir las rebajas que otorgan a quienes están purgando penas.



HERNÁN ANDRADE, Congresista.

RAMA JUDICIAL, A EXAMEN

El Representante de la Comisión Primera asegura que la culpa de la salida masiva de presos y de la impunidad en el país no recae sobre los nuevos códigos.

Para el congresista es claro que hay ineficiencia y falta de resultados de quienes administran justicia en el país.

Aseguró que algunos de quienes se encargan de adelantar los procesos penales no tienen los suficientes elementos de juicio ni la experiencia para determinar cuándo a una persona condenada o sindicada se le puede conceder la libertad condicional.

El representante por el Huila convocó para la semana entrante un debate en el que pedirá cuentas a todas las cabezas de la rama judicial sobre la gestión que cumplen en especial en las etapas de investigación, juzgamiento y privación de la libertad.

"No podemos seguir en la tónica de que cada fiscal llega a su cargo proponiendo sus propios códigos", asegura el congresista que también se pregunta:

"La Fiscalía se gasta el 41 por ciento del presupuesto de la rama Judicial y ¿cuáles son sus resultados?".

Andrade dice que el problema de la justicia en Colombia es estructural y merece un tratamiento global que incluye la agilización los mecanismos alternativos de resolución de conflictos.

"Todos debemos proponer soluciones y no quedarnos en acusaciones mutuas", agregó el representante a la Cámara.

Hoy definen alza de tarifas aéreas

En junta directiva de Aerocivil se define hoy alza en las tarifas aéreas y probablemente aumento de la tasa aeroportuaria.

LA REPUBLICA

La Aerocivil definirá en la junta directiva de esta tarde un aumento en las tarifas aéreas o el establecimiento de una sobretasa aeroportuaria, para aliviar la situación causada por el aumento de los seguros por parte de las compañías internacionales.

El director de la Aerocivil, Juan Carlos Vélez Uribe, señaló que la entidad a su cargo estudia una fórmula para evitar que las alzas de los seguros golpeen aún más a las empresas aéreas del país. Ayer los principales funcionarios de la entidad analizaban que medidas adoptar ante un problema inminente, que afrontarían las compañías aéreas colombianas por el sobrecostos de los seguros.

Las empresas aseguradoras y las reaseguradoras han optado por incrementar las tarifas de los seguros que prestan a las compañías de aviación, por la vulnerabilidad de éstas frente a atentados terroristas.

El presidente de Aces, Juan Emilio Posada, dijo que los reajustes realizados por las compañías aseguradoras a los seguros de los aviones significa que cada pasajero le costará, adicionalmente, a la aerolíneas US$1,50 por trayecto, es decir, US$3 ida y regreso.

El ejecutivo indicó que ante ese nuevo costo solicitaron a la Aeronáutica Civil el establecimiento de una sobretasa por seguro, para los pasajes, con el fin de atender las erogaciones que tendrán que hacer por ese concepto a las compañías aseguradoras.

A la aerolínea esa nueva situación le estaría representando un costo mensual adicional, dependiendo del número de pasajeros transportados lo que sería un golpe adicional para los maltrechos ingresos de las compañías aéreas.



JUAN CARLOS VÉLEZ URIBE, director de la Aerocivil

JUAN EMILIO POSADA, presidente de Aces

Por su parte el presidente de la Federación de Transportadores Aéreos de Colombia, Fedeaéreo, Alfonso Ramírez Valdivieso, pidió la intervención del gobierno para evitar la quiebra de estas empresas. "Con los dolorosos sucesos de Nueva York, las empresas de seguros han resuelto, para cubrir sus nuevos costos, elevar las primas de seguros a valores imposibles de costear po r las empresas aéreas colombianas", dijo el dirigente gremial.

Según Fedeaéreo los aseguradores pretenden agregar al valor que hoy cancelan las empresas por el seguro de riesgo político y de asonada una tasa de US$1.25 por pasajero abordado, para cubrir riesgos hasta por US$50 millones y de US$0.35 adicionales para cubrirlas hasta por US$150 millones, la cual cuadruplica el valor de este riesgo y deja sin cubrimiento sumas superiores.

Advierte que los aseguradores han denunciado los contratos vigentes, anunciando el cambio completo de los riesgos de casco y responsabilidad frente a terceros, obligatorios en la aviación, sobre un esquema, aún en estudio, pero que necesariamente incrementará en exceso los valores actuales.

Alfonso Ramírez Valdivieso señaló que ya les explicaron a las aseguradoras la inconveniencia y la iniquidad de aplicar una fórmula general para las aerolíneas en el mundo sin analizar la durabilidad promedia de los vuelos, la fortaleza de las tarifas de cada país y la debilidad de algunas monedas.

Propuestas

Fedeaéreo propuso que se estudien valores sobre la base pasajero - kilómetro transportado de un porcentaje de la tarifa local e, incluso, la afectación de los seguros aeroportuarios y no los aéreos, porque los nuevos riesgos tienen que ver con los controles en tierra y no con la operación de vuelo en sí misma.

Al gobierno le solicitó estudiar la situación actual de las aerolíneas y buscar fórmulas que permitan un abaratamiento competitivo del combustible aéreo, la racionalización de las tarifas aeroportuarias y las de control de vuelo; la creación de zonas "in bond" para repuestos y componentes, y la implantación de líneas de créditos blandos que permitan la renovación de flota y den un respiro a los problemas económicos que enfrentan.

Promociones

Mientras las aerolíneas están pidiendo ayuda, Avianca acaba de lanzar una promoción para incentivar la ocupación de la clase ejecutiva en las rutas a Estados Unidos y en los itinerarios dentro del país.

La promoción de 2 tiquetes por el precio de uno opera en clase ejecutiva para las rutas Bogotá – Nueva York – Bogotá, Medellín – Nueva York – Medellín, Barranquilla – Nueva York – Barranquilla y Cali – Nueva York – Cali, y estará vigente hasta el 30 de noviembre próximo.

Una similar promoción operará para las rutas nacionales en la clase ejecutiva de Avianca y Sam en el presente mes. Para hacer efectiva esta promoción tanto el pasajero como su acompañante deben viajar en la misma fecha, ruta y vuelo.


Avianca
Clase Ejecutiva

Foto Archivo/LA REPUBLICA

Reforma tributaria salva el recaudo de impuestos

Leve crecimiento econó-

año ingresaron a las arcas del

Sube transporte aéreo de pasajeros

LA REPUBLICA

Un leve incremento registró el transporte aéreo de pasajeros al aumentar en 1,8% con respecto al mismo mes del año pasado. Se pasó de transportar 676.055

En el acumulado enero agosto del presente año las aerolíneas han transportado 4,9 millones de

subida de 5,34% y alcanzar 2 millones de pasajeros transportados en dicho período.

el recaudo de impuestos

Leve crecimiento económico y mayor gestión de la Dian explican también el aumento de 32,6% en recaudos a agosto.

LA REPUBLICA

Un total de $17,12 billones fueron recaudados por la Dirección de Impuestos y Aduanas Nacionales (Dian) en lo corrido del año hasta agosto pasado. Según información de la entidad, este valor es superior en 32,6% frente a los ingresos del *mismo período del año anterior,* cuando la Dian había recaudado $12,91 billones.

Este resultado es explicado por la entrada en vigencia este año de la *reforma tributaria* que significó el aumento en la tarifa del IVA a 16%, la aparición de la sobre tasa a las importaciones y el aumento del *impuesto* a las transacciones financieras del 2 al 3 por mil.

Sólo en el impuesto a las ventas se registró un aumento de 15,8%, pues el recaudo pasó de $2,85 billones entre enero y agosto de 2000 a $3,30 billones en los ocho primeros meses de este año.

En el impuesto de renta el incremento es aún más importante, pues de $2,24 billones recaudados en enero-agosto de 2000, durante el mismo período de este año ingresaron a las arcas del Estado $3,65 billones, registrando un *aumento de 62,9%.*

Otro incremento considerable, lo registra el gravamen a los movimientos financieros o tres por mil, que logró un recaudo de $939.286 millones, 37,5% más alto que los $683.164 millones del año pasado en el período citado. Sólo un punto de más en la tarifa de este gravamen explica 33,33 puntos porcentuales del total del incremento.

Las retenciones han registrado también un buen comportamiento, pues sólo la de IVA representó ingresos por $1,28 billones, mientras que el año pasado apenas logró un nivel de $761.716 billones. En la retención de Iva, la *reforma tributaria* amplió la tarifa de retención para el IVA al subirla desde 50% hasta 75% del valor del impuesto. Igualmente incluyó como *agentes retenedores* de IVA a las entidades emisoras de tarjetas de crédito y débito, lo que ha originado un mayor volumen de retención.

La sobre tasa a las *importaciones* ha significado ingresos superiores a los $175.000 millones. La Dian se encuentra a la expectativa sobre la comunicación oficial del fallo de la Corte Constitucional acerca de esta sobretasa, pues el alto tribunal señaló su inconstitucionalidad.

Recaudo de impuestos a agosto

Cifras en millones de pesos

Impuesto	Recaudo Ene-Ago /2000	Recaudo Ene-Ago/2001	Var. % 2001/2000
Cuota de renta	2.244.871.2	3.656.558.9	62.9
Venta (IVA)	2.853.786.5	3.305.713.1	15,8
Retención Renta	3.238.108.4	4.009.683.0	23.8
Retención IVA	761.716.9	1.284.422.0	68.6
Retención Timbre	250.742.9	279.958.7	11.7
Internos	9.349.225.9	12.536.335.7	34.1
Gravamen	1.130.370.8	1.526.946.0	35.1
IVA externo	1.722.559.2	2.060.760.1	19.6
Externos	2.852.930.0	3.587.706.1	25.8
Otros /2	30.261.6	58.918.1	94.7
Total Dian sin GMF	12.232.417.5	16.182.959.9	32.3
G.M.F.	683.164.2	939.286.0	37.5
Total Dian con GMF	**12.915.581.7**	**17.122.245.9**	**32.6**

/1. Recaudo según Estadísticas Gerenciales con corte: Para 2001 14 / Septiembre /2001 O SI. Dian.
/2. Incluye errados y otros sin clasificar.
Fuente: Dian

LA REPUBLICA

Un leve incremento registró el transporte aéreo de pasajeros en el mes de agosto al aumentar en 1,8% con respecto al mismo mes del año pasado. Se pasó de transportar 676.055 pasajeros a 688.328 viajeros.

Carga movilizada

Enero - agosto

Carga Nacional: 2000: 66.230; 2001: 65.716 (Var. 0,78%)

Carga Internacional: 2000: 251.707; 2001: 247.437 (Var. -1,70%)

Fuente: Aerocivil

En el acumulado enero agosto del presente año *las aerolíneas* han transportado 4,9 millones de pasajeros, presentando un suave aumento de 0,13% lo que advierte cierta recuperación en el mercado aéreo nacional.

El transporte de pasajeros internacionales siguió incrementándose en el período enero – agosto, al mostrar una subida de 5,34% y alcanzar 2 millones de pasajeros transportados en dicho período.

La carga movilizada en el período enero - agosto cayó también levemente en 0, 78%, al llegar a 65.715 toneladas, mientras que la movilizada internacionalmente se ubicó en 247.437 toneladas, pero registra un decrecimiento de 1,7%.

REPUBLICA DE COLOMBIA
MINISTERIO DE TRANSPORTE
INSTITUTO NACIONAL DE VIAS
AVISO ACLARATORIO

EL INSTITUTO NACIONAL DE VÍAS, *se permite informar* que por un error involuntario se publicó un aviso en este diario el día 02 de octubre de 2001, *mediante el cual se modificaba* las fechas de Apertura, Consulta y Venta de los Pliegos, Audiencias de Aclaración, Cierre y Plazo de las Licitaciones *Públicas* SCT-048, 049 y 050 de **2001**

EL INSTITUTO NACIONAL DE VÍAS, Se permite **ACLARAR** que las fechas para Apertura, Consulta y Venta de los Pliegos, Audiencias de Aclaración, Cierre y Plazo de las mencionadas Licitaciones, serán las publicadas inicialmente en el **AVISO ÚNICO** de este mismo diario, en fecha 18 de Septiembre de 2001

DIRECCION INTERNET: http://www.invias.gov.co
E-mail: comunicaciones@invias.gov.co

Construimos las vías para la paz

INSTITUTO NACIONAL DE VIAS

CODIGO DE BUEN GOBIERNO



CORPORACION FINANCIERA DEL VALLE S.A.

Informa que en cumplimiento de lo establecido por la Resolución 275 del 23 de mayo de 2001 expedida por la Superintendencia de Valores, en la fecha ha adoptado el Código de Buen Gobierno, el cual está a disposición permanente en su sitio web www.corfivalle.com.co

AVISO No. 01

Resolución No. 7596 del 28 de septiembre de 2001

LA SUPERINTENDENCIA DE SERVICIOS PÚBLICOS DOMICILIARIOS



AVISA

Que está interesada en recibir propuestas para seleccionar a un intermediario de pasajes aéreos tanto nacionales como internacionales, siendo el intermediario directo entre la Superintendencia y las aerolíneas en los correspondientes pasajes aéreos, cuya selección se adelanta mediante el Concurso Público SSPD 001 de 2001.

Las condiciones para participar, los criterios de *evaluación* y los documentos se encuentran descritos en los términos de referencia los cuales estarán disponibles para su consulta el *día 18 de octubre* y su venta se iniciará a partir del día 22 de octubre y hasta el ocho 8 de noviembre de 2001 en la oficina de Adquisiciones y Contratos de *la* Superintendencia, piso 3° en horario de 8:00 a.m. a 5:00 p.m.

FECHA DE APERTURA: 22 de octubre de 2001 a las 10:00 horas. A partir de esta fecha los proponentes *podrán depositar sus ofertas en la* urna sellada que para tal efecto se ubicará en la sala de Licitaciones y *Contratos de la Dirección Administrativa* de la Entidad.

FECHA DE CIERRE: *La entrega de propuestas* se cierra a las 10:00 horas del trece 13 de noviembre de 2001, en la sala de Licitaciones y Contratos de la *Dirección Administrativa.*

VALOR DEL PLIEGO: Cuatrocientos cincuenta y siete mil pesos m/cte. ($457.000.oo), valor no reembolsable. La suma deberá *consignarse en la cuenta corriente* No. 141156711 BANCO GANADERO, sucursal Country, en efectivo o cheque de Gerencia, a favor de la Superintendencia de Servicios Públicos Domiciliarios.

CAMBIO PARA CONSTRUIR LA PAZ

LA REPUBLICA
El Primer Diario Empresarial y Financiero

Fundador: MARIANO OSPINA PEREZ
Año XLVIII No. 15.728
EDITORIAL EL GLOBO S.A. BOGOTÁ D.C. COLOMBIA

Director Jorge E. Sierra Montoya
Gerente General Ricardo Morales Casas
Editor General Carlos A. Maestre Maya

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¿Caída de las exportaciones?

Editorial

Que caigan las exportaciones totales del país (en 3,9%, de enero a agosto), no es bueno, ni mucho menos que haya déficit comercial tras haber tenido superávit. Pero, pensemos en que allí pesa demasiado el desplome de las exportaciones tradicionales (19,9%), como café y petróleo.

Más aún: el sector de las no tradicionales sigue creciendo, con cerca del 2% (1,85%, para ser exactos) en agosto, y 13,5%, muy por encima del modesto crecimiento del PIB, durante los primeros ocho meses del presente año. Son cifras positivas que hablan por sí solas.

Ahora bien: ¿hacia qué mercados se dirigen nuestras exportaciones? En primer término, a Estados Unidos, con más del 40%, lo cual demuestra el alto grado de dependencia en tal sentido y cómo nos puede afectar la fase recesiva en ese país, agravada por la ola terrorista y su respuesta militar.

Y, en segundo lugar, la Comunidad Andina, en especial Venezuela y Ecuador, donde el crecimiento exportador es notorio en el mencionado período: de 33, 5% y 64,6%, respectivamente. Razón de más para defender la integración andina, según lo hemos hecho aquí de tiempo atrás.

Como es preciso defender y exaltar, por enésima vez, la política exportadora en marcha, a la que también ayer nos referimos durante el Foro Agrícola Nacional realizado con Aventis, donde por cierto hubo pleno respaldo a los acuerdos o convenios entre las distintas cadenas productivas.

Fue por ello precisamente que en días pasados invitamos a la directora de Proexport, Ángela María Orozco, para participar en la sección "Diálogos LA REPUBLICA", donde expuso con amplitud hasta qué punto hay un manejo empresarial, marcado por la eficiencia, en la entidad a su cargo.

Nos explicó, además, cómo la capacidad de gestión ha permitido avances significativos en un renglón como el de confecciones, con experiencias exitosas en los mercados ecuatoriano y británico, sobre las cuales ya publicamos sendos informes en la Sección Empresarial.

O de qué manera avanzan programas importantes como Expopyme e inteligencia de mercados, para citar sólo dos que se desarrollan en estrecha alianza con los empresarios, con el sector privado, a través por ejemplo de proyectos especiales que favorecen a cerca de 400 compañías.

Por último, *la funcionaria insistió en la* diversificación de la oferta exportadora y en la ampliación de mercados o apertura de nuevos a partir de planes estratégicos, uno de los cuales (el de la UE) fue presentado durante un reciente seminario efectuado por Mincomercio con el apoyo de este diario.

A su turno, el Foro Agrícola de ayer, en el que hubo una alta participación empresarial de las diferentes regiones del país, resaltó la vinculación de diversas entidades oficiales (Bancoldex y Finagro) no sólo al éxito de la política exportadora sino a *la reactivación del* sector agropecuario.

O permitió presentar los planes de los bananeros, reunidos en Augura, *para elevar* su productividad y competitividad en aras de consolidarse en sus mercados tradicionales (E.U. y Europa), así como *para extenderse* hacia otros de un amplio potencial de consumo (China, entre los países asiáticos).

En síntesis –*para volver al principio*–, *la* caída de las exportaciones es preocupante, pero hay muchos aspectos positivos, dignos de consideración, que *deben ser motivo suficiente* de confianza para enfrentar el reto de conquistar los mercados externos. "Sí se puede", según decíamos ayer.

Yo no fui...

POR: LUIS EDUARDO ROSAS (*)

En anterior columna decía que ni debíamos volver al pasado ni volver a "bienvenidos al futuro", no sólo y no tanto porque la *factibilidad* de estas alternativas es muy remota, sino porque debemos buscar *soluciones* y nuevos rumbos a la trágica situación que vive la gran mayoría de la población colombiana, en vez de seguir defendiendo lo que cada uno hizo. Señalaba que en buena parte por causa de esa grave situación surgen propuestas que, para algunos, pueden parecer absurdas, pero surgen por la angustia que lógicamente invade a sus proponentes

...gresistas anteriormente reacios a aprobar los proyectos de ley salían poseídos de un impresionante espíritu de solidaridad con el gobierno. Cierto que éste es un país sin memoria pero ante hechos tan *recientes la estrategia* del "yo no fui" y de buscar la paja en el ojo ajeno es *poco efectiva*.

El gobierno puede cometer errores, aun con las mejores intenciones. Pero lo que no puede justificarse es seguir insistiendo en que "profundizando" los errores nos vamos a salvar. En un mundo cada vez más globalizado no tiene sentido que un país permanezca encerrado para tampoco que entregue

Total desempleo

%

	Bogotá	Medellín	Cali	B/quilla	Trece ciudades	Total nacional
%	18,90	16,20	19,80	14,90	18,10	14,60

Fuente: Dane

El islam en la encrucijada (II)

POR: GILBERTO ARANGO L. (*)

La tensión frente al mundo musulmán continúa. Tiene, por lo tanto una gran vigencia el estudio del erudito paquistaní Akbar S. Ahmed sobre la situación del islam y que empecé a divulgar la semana pasada. Prosigo en la divulgación de lo que bien podemos llamar la angustia musulmana.

El creyente islámico ordinario percibe la inmensidad del peligro en que se hallan su fe y sus costumbres. Tiene, además, muy poca fe en sus propios dirigentes. Los medios de comunicación occidentales han debilitado la familia islámica. Los padres de familia musulmanes palide...

...cido a la desesperación entre los musulmanes... *No obstante los mismos* musulmanes no están exentos de culpa, sus *dirigentes han fracasado* en cumplir con la necesidad de alimentar y de *vestir a los pobres*. El mayor énfasis según el islam se le debe dar a los *menos privilegiados*. Lamentablemente, ésta sigue siendo un área de atención descuidada, *en virtud de que sus dirigentes* prefieren estallar contra sus oponentes". He aquí una descripción exacta de lo que está *ocurriendo* desde hace años en Afganistán.

Ahmed, con angustia recuerda que "lo que los musulmanes les

surdas; pero surgen por la angustia que lógicamente invade a sus proponentes.

Pero, además de seguir defendiendo lo que no tiene defensa, se pasa luego al "yo no fui" y la culpa la tienen otros. No hubiera querido referirme a este tema, pero luego de leer la columna "Concejo y clientelismo" en la cual Rudolf Hommes se refiere a los problemas que tiene el alcalde Mockus en el Concejo, extiende el tema al Congreso nacional. Sugiere el columnista que ministros como Juan Camilo Restrepo, sin mayorías en el Congreso, conseguían la aprobación de sus proyectos mediante *la compra de votos*, y concluye que "la gobernabilidad es entonces *un problema ético*".

Muy bueno que nuestro ex ministro y ex rector *recuerde la ética*, aquella rama de la filosofía hoy tan olvidada. Pero podría recordar también la aprobación de la primera reforma tributaria del gobierno Gaviria, cuando él era Ministro de Hacienda, que llegó al Congreso acompañada de una enorme alza de sueldos para sus miembros y de algunas partidas como aquella para que los congresistas tuvieran acceso a un fondo de préstamo para comprar carro. Podría recordar también los famosos desayunos palaciegos, luego de los cuales, los con-

vez más globalizado no tiene sentido que un país permanezca encerrado pero tampoco que entregue *su arsenal de desarrollo* como puede ser quedarse sin política monetaria *o cambiaria, como bien lo* puede atestiguar la Argentina, país *rico si los hay pero víctima de* malas políticas y de experimentos fallidos. En Colombia hubo aciertos y errores al inicio de la apertura. Tratar de defender los errores, como fue una temprana apertura del mercado de capitales, que dio origen a un inmenso lavado de dólares, a la emisión monetaria más grande de los últimos decenios, a la revaluación y a la burbuja especulativa no es buena estrategia. Tampoco lo fue despenalizar el contrabando. Como tampoco lo es decir que lo que faltó fue "profundizar" las reformas, si del 91 al 93, en un par de años, pasamos de un *gran superávit a un gran déficit de* cuenta corriente. Y se disparó, hasta *llegar a ser incontrolable e improductivo*, el gasto público que hoy absorbe todos *los impuestos* y un creciente endeudamiento. Pero se puede decir que todo esto se hizo con las mejores intenciones. Errar es humano, buscar culpables de los propios pecados, no parece ser tan humano.

(*) Profesor economía y finanzas U. de La Sabana.

El hecho del día

Desempleo

El desempleo *no da su brazo a torcer*, al menos en las trece principales ciudades del país, donde –según las más recientes cifras del Dane– pasó de 17,8% a 18,1% entre julio y agosto pasados, acercándose así de nuevo al 20% y consolidando el poco envidiable liderazgo que en tal sentido tenemos en América Latina.

La verdad, sin embargo, es que también bajó el desempleo, aunque resulte absurdo o paradójico. En efecto, los datos a que aludimos hablan de que la tasa nacional disminuyó de 15,2% a 14,6% en igual período, al parecer por la generación de más de cien mil puestos de trabajo (según estimativos *del Departamento de* Planeación), incluidas las áreas rurales.

Pero, aunque la cifra anterior *nos tranquiliza, no logra el mismo* efecto cuando observamos que el citado 14,6% nacional equivale a *casi tres millones de desempleados*; mientras el subempleo asciende al 33,4% que representa nada menos que a cerca de cinco millones y medio de colombianos, para un total de ocho millones y medio de personas sin empleo o viviendo (sobreviviendo, mejor) en la informalidad.

En tales circunstancias, es fácil entender porqué hay baja demanda, con tan pocos ingresos debido a la falta de empleo; cuál es la causa última de la desaceleración, y hasta qué punto son válidas las recientes estadísticas de la Cepal, según las cuales hay 26 millones *de pobres en Colombia*.

Estamos, pues, ante un grave problema económico y, sobre *todo, social, que afecta con rigor a* miles de familias humildes, modestas, cuyas necesidades deberían dolernos a todos sus compatriotas y, en particular, a las autoridades oficiales, quienes tienen la responsabilidad enorme de resolver tal situación con ayuda de los empresarios.

¿O será que también nos volvimos indiferentes al respecto, igual que frente a las innumerables víctimas de la terrible violencia que nos azota? ¿Será?

comunicación occidentales han debilitado la familia islámica. Los padres de familia musulmanes palidecen ante los modernos medios de comunicación que por todo el orbe los penetran con imágenes para ellos subversivas que no ocultan su malevolencia y hostilidad hacia el islam. Para los creyentes y en especial los ortodoxos fundamentalistas las cintas de video constituyen una trampa que lleva a sus hogares las imágenes más depravadas que el hombre ha podido crear. Esto corroe la estructura profunda del equilibrio y la autoridad, base de toda civilización.

Estos ortodoxos, como los talibanes, no encuentran razón en dejarse arrastrar por el sendero de una experimentación social que difiere de su propia visión de la sociedad. Consideran que no deben trastornar su situación familiar "a favor de valores temporales, no importa cuán irresistible sea su atractivo inmediato y glamoroso".

Los musulmanes, afirma Ahmed, ven su vida atrapada en medio de desconfianza y violencia. Ha habido muchas masacres de musulmanes en todo el mundo en años no lejanos, incluyendo personajes como un vicecanciller en Cachemira, un imán en Bélgica, un escritor en Turquía. Esto se interpreta como un intento por empujar a los pueblos más allá de sus límites, por anular la posición moderada y razonable. "Los repetidos ataques y matanzas han condu-

desde hace años en Afganistán.

Ahmed, con angustia recuerda que "lo que los *musulmanes les* han hecho a sus dirigentes se ve más que igualado por lo que los dirigentes les hicieron a sus seguidores. Imágenes de pesadilla quedan grabadas en la mente. El Estado, es decir, el Ejército y la Policía, ha sido responsable de la masacre de inocentes campesinos y pueblos enteros en Siria, ahora Bangladesh, en Irak e Irán".

La prueba que están afrontando los musulmanes radica en cómo conservar la esencia del mensaje del Corán, del *adl* y *ahsan*, el *ilm* y el *sabr*, sin que se vea reducida a un cántico ancestral y vacío en nuestros tiempos y en cómo participar en la civilización global sin que su identidad sea destruida. Sus dirigentes, que subsisten gracias a ayudas y armas occidentales, deben aceptar la democracia, una más justa distribución de la riqueza y garantizar los derechos y la dignidad de mujeres y niños.

Condena nacional

Vacías e insuficientes son las palabras para repudiar el horrendo crimen que convirtió en mártir a La Cacica Consuelo Araújo. Pueda ser que esto provoque la reacción anhelada para eliminar el terrorismo.

(*) Ex ministro y ex director de Planeación Nacional.

"Buy american"

POR: ALBERTO MAYA RESTREPO

Es indudable que el golpe que recibió el pueblo de los Estados Unidos con los mortales ataques del 11 de septiembre ha hecho que los signos, que ya para entonces se estaban dando, de una recesión se hubiesen profundizado y una de las primeras manifestaciones es la de la baja en el consumo, pues dicho pueblo tiene disciplina y cuando gasta lo hace y en qué cantidades, pero cuando su moral queda aporreada y los vientos son de guerra, se limitan a adquirir sólo lo necesario, de donde no es raro que dentro de poco veamos renacer allí otra vez el lema: "*Buy american*" (*compre americano*).

Es, entonces, en estos tiempos de bajo consumo, repito, consumo que tiene un motor, un elemento, anímico muy importante, cuando el precio cobra un significado muy especial, pues con tal de ver otra vez clientes en los almacenes, los comerciantes *hacen hasta lo imposible por bajar* los precios, aunque, y es importante recordarlo, no siempre los *intermediarios* renuncian a sus márgenes y por ello el precio bajo afecta directamente a los proveedores. El asunto, pues, está en preocuparse por cómo poder vender en un mercado en donde, ahora más *que nunca, los consumidores finales compran si es* bueno y muy barato.

Agremiados, sindicatos, en fin, el gobierno mismo propone rebajas en las tasas de interés; subsidios a la vivienda; temporales rebajas en salarios y prestaciones para empleos nuevos, bueno, una gama de alternativas que no dan resultados a largo plazo debido a la forma como aquí se viene dando el manejo cambiario. Con ese manejo es imposible crecer a tasas semejantes, y menos superiores, al 3% anual; con tal manejo no es posible que el alto índice de desempleo, siquiera, deje de crecer.

Muchas cosas como esas se han pensado, mucho papelito se ha eliminado para simplificar trámites, muchos acuerdos se han firmado, bastante se ha hablado de la productividad y de la competitividad, tantas cosas que, más bien, sólo dan para distraerse del objetivo central a perseguir. Lo cierto es que ninguna de esas opciones lleva a la solución de fondo que se necesita y esa solución está en manos, casualmente, de quien, la Junta Directiva del Banco de la República, por ceguera se opone al giro de 180° que hay que dar ya al manejo macroeconómico. Pese a lo mucho que se les ha indicado sobre en dónde radica el error,

persisten en él y *cada vez nos ahogamos más con los* problemas derivados de esa dirección que se ha seguido, específicamente, en el campo cambiario.

En mi escrito para LA REPUBLICA, publicado el 5 de septiembre pasado, enuncié los *nueve pasos que deben seguirse* para alcanzar crecimientos sostenidos no inferiores al 7% anual y, por tanto, para, no solamente acabar con el desempleo, abriendo *nuevas fuentes de* trabajo, e incentivar la inversión, el ahorro, la llegada de capitales frescos y, claro, propiciar la competitividad que brinda una tasa de cambio calculada como debe ser y que favorezca el comercio exterior, en forma tal que se pueda responder, con precios, a la reacción de "Buy american". Ello sí implica un giro drástico en el rumbo que hoy se sigue. Lo grave no es el cambio de rumbo, sino que, si seguimos por la ruta actual, cualquier medida que se tome pensando en la reactivación será insuficiente e insostenible; las soluciones de fondo implican otra voluntad, otro proceder de nuestras autoridades monetarias.

Es fácil ampararse en decir que las cosas van mal *porque el gobierno es malo*; pregunto, ¿quién dijo que las soluciones que reclamamos deban ser tomadas *en el Palacio de Nariño*? No, las soluciones que se demandan tienen que llegar de la autónoma Junta Directiva del Banco de la República, la que no se ha dado cuenta de que en sus necesarias e inmediatas *medidas* está la salida al estancamiento y retroceso en que nos encontramos. No importa quién sea o *quién llegue a ser Presidente de la República*, si el cambio de rumbo no lo da quien tiene en sus manos darlo, *el país seguirá de tumbo en tumbo* y, en fin, siempre de para atrás y distraído con soluciones incompletas y pasajeras.

El Presidente de la República debe hacer valer su *condición esencial de jefe del Estado colombiano* y, consecuentemente, analizar la coyuntura en que *estamos y promover*, con los múltiples medios a su alcance, que la Junta Directiva del Banco de la República *salga de su error, corrija el rumbo y expida* las medidas que lleven a la verdadera reactivación económica. *A ninguno de los dos se le perdonaría* permanecer indiferente ante los hechos y ante la *necesidad de reorientar la economía* por donde es y no a través de más foros, debates, propuestas insulsas y recetas incompletas.

ECONÓMICAS

CIFRA DEL DÍA

1,5 por ciento cayó el transporte aéreo de carga en agosto, según Aerocivil.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.334,24	*Dólares por libra en N.Y.*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual*				*Pesos por* Compra	Venta
Casa de cambio (c)	$ 2.110,00	Hoy	0,65	Hoy	22,79	Hoy	930,55	DTF	11,56%	HOY $ 120,5339	Bolívar	3,14	3,24
Casa de cambio (v)	$ 2.170,00	Ayer	0,66	Ayer	23,28	Ayer	923,52	DTF Trimestre anticipado	10,79%	MAÑANA $ 120,5444	Dólar (Ecuador)		$ 2.334,24
								TBS Efectivo anual *Bancos a 90 días*	11,38%		Peso mexicano		$ 245,89

Decisión sobre Cofinorte

Hasta el 29 de octubre fue ampliado el plazo para que el Fondo de Garantías de Instituciones Financieras tome una decisión sobre Cofinorte, cuyo principal accionista era el Grupo Santo Domingo antes de que fuera intervenida el 29 de junio por la Superintendencia Bancaria para administración. Entre las opciones están dejarla como está, fusionarla, ceder activos y pasivos a otra institución financiera o cualquier otra operación.

Primer convenio con FAO

Desde 1.948, en que se estableció en Colombia la representación de las Naciones Unidas para la Agricultura y la Alimentación (*Food and Agriculture Organization*), FAO, Colombia se dispone a firmar el 5 de noviembre un primer convenio del Programa de Desarrollo Rural por la Paz, por 10 millones de dólares, informó el ministro del sector Rodrigo Villalba, quien gestionó la ayuda ante el director de la FAO, Jaques Diouf.

Mejora movilización aérea

El transporte aéreo de pasajeros creció 1,8 por ciento en agosto de 2001 frente al mismo mes del año anterior. Las aerolíneas pasaron de transportar 676.055 a 688.328 pasajeros. De otra parte, según la Aeronáutica en los 8 primeros meses del año la movilización de pasajeros desde y hacia Colombia registró un crecimiento del 5,4 por ciento frente al mismo periodo del 2001.

El más delgado del mundo



La competencia entre fabricantes de celulares se puso al rojo vivo con el lanzamiento del TDMA, fabricado por Samsung. Se trata del aparato más delgado del mundo (16 milímetros) y el menos pesado (93 gramos). Samsung entra a Colombia a competir en esta línea con Nokia y

PROYECTO / NUEVO PESO SE APROBARÁ HOY EN COMISIÓN TERCERA

Revolución del peso tomará dos años

Con los mismos diseños pero con tres ceros menos los nuevos billetes y monedas colombianos comenzarán a imprimirse una vez el proyecto se convierta en ley.

A partir del primero de enero del año entrante, día en que entra en plena vigencia el euro en la Unión Europea, Colombia emprenderá un cambio radical en su moneda. No será de la magnitud del que se inicia en el Viejo Continente pero sí tendrá un gran impacto en la población.

Se trata de la eliminación de los tres ceros en todos los billetes y monedas para agilizar las transacciones financieras y comerciales y para que el país esté a tono con la disminución de la inflación. El Banco de la República tendrá dos años, a partir de la promulgación de la ley, para realizar los cambios operativos y los colombianos para prepararse psicológicamente a la nueva denominación ya que adelante 20.000 pesos serán 20 pesos, una bolsa de leche no costará mil pesos sino un peso y así sucesivamente.

Será un vuelco no solo de mentalidad sino de los sistemas y las contabilidades de las empresas que tendrán que adaptarse al procedimiento. En los primeros seis meses el Emisor hará los ajustes de tipo técnico para que el papel con el cual se elaboran los billetes tengan las nuevas características. Es decir, que aparezca la palabra "nuevos pesos " y se eliminen los tres ceros. Lo mismo sucederá con las monedas.

Tanto billetes como monedas conservarán los diseños actuales. Durante los 18 meses restantes se harán campañas de divulgación en todo el país y muchos productos comenzarán a remarcarse con las nuevas denominaciones como ha sucedido en Argentina, Brasil, México o los países de la Unión Europea. Todo este proceso se pondrá en marcha si el proyecto pre- **1-12**

BALOTO

Menos aportes a salud

En los próximos 10 años, vigencia del contrato Ecosalud y Gtech, el sector salud dejará de recibir recursos de transferencias del juego de Baloto por 89.000 millones de pesos. Un informe de la Contraloría General, indica que la reducción surge de aplicar una equivocada interpretación contable, según la cual las comisiones sobre las ventas se equiparan a los descuentos en ventas.

El Contralor Carlos Ossa explicó que a pesar de que el Consejo de Estado dio concepto favorable para equiparar las comisiones sobre las ventas con los "descuentos por ventas", resulta que los conceptos convencionales de la contabilidad dicen que eso no es así, o sea que "contablemente no es cierto".

El concepto del Consejo de Estado se con- **1-12**



pesado (93 gramos). Samsung entra a Colombia a competir en esta línea con Nokia y Motorola. Cuenta con una grabadora para almacenar ideas y hasta una conversación. Los aparatos serán vendidos por los operadores Comcel y Bellsouth y Celcaribe.

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL
VICEPRESIDENCIA DE TRANSPORTE

LICITACIÓN PÚBLICA No. VIT-001-2001

OBJETO: La Empresa Colombiana de Petróleos -ECOPETROL-, está interesada en obtener propuestas para contratar la **"Construcción de los Cruces Subfluviales en los ríos Carare, Opón y Lebrija por el Método de Perforación Horizontal Dirigida"**, según el alcance determinado en el pliego de condiciones.

PRESUPUESTO OFICIAL: 43652 SMLMV

REQUISITOS PARA PARTICIPAR:

1. Capacidad para contratar.
2. Inscripción en el Registro de Proponentes de Ecopetrol en la clasificación 1-07-03-00-00, con un "C" (mínimo) = 14.500 SMLMV.
3. Cancelar el valor del pliego de condiciones.
4. Demostración de la capacidad técnica: Haber terminado satisfactoriamente en forma directa, en uno (1) o varios contratos, dentro de los últimos siete (7) años anteriores a la apertura de la Licitación, la construcción de cruces subfluviales por el método de perforación horizontal dirigida y que acumulen una experiencia mínima equivalente a veintitrés (23) pulgadas - kilómetro para tubería de acero instalada de mínimo diez pulgadas (10") de diámetro.
5. En el caso de participación de consorcios o uniones temporales, al menos uno de los asociados debe cumplir con la experiencia técnica requerida, estar inscrito en la clasificación 1-07-03-00-00 y debe ser el líder del consorcio o unión temporal. Los demás asociados deberán estar inscritos en el Registro de Proponentes y de Contratación de Ecopetrol, en una de las clasificaciones siguientes: 1-07-03-00-00 o 1-07-02-01-00, con un "C" (mínimo) = 7000 SMLMV.
6. Haber asistido a la visita obligatoria al sitio de los trabajos.
7. Cumplir con la capacidad financiera establecida en el pliego de condiciones. En el caso de consorcios o uniones temporales, todos los asociados deben cumplir individualmente con los requisitos de liquidez y endeudamiento; para el caso del patrimonio, los asociados deben sumar sus patrimonios y deben demostrar que su patrimonio es igual o superior a 14000 SMLMV.
8. No hallarse incurso en cualquiera de las causales de inhabilidad o incompatibilidad señaladas en la Ley 80 de 1993, en relación con ECOPETROL.
9. Presentar la oferta de acuerdo con lo establecido en el pliego de condiciones.
10. Garantía de seriedad de la oferta, según lo indicado en el pliego de condiciones.

CONSULTA, VENTA Y RETIRO DE LOS PLIEGOS DE CONDICIONES:
Desde el 1 de octubre de 2001 hasta el 16 de octubre de 2001, en el horario de 09:15 a.m. a 4:00 p.m., en las oficinas de la Coordinación de Proyectos de la Vicepresidencia de Transporte de Ecopetrol, ubicadas en la carrera 7 No. 37-69, piso 6, Edificio Teusacá, teléfono 3200777 Exts. 435 o 459, fax 3381135 en la ciudad de Bogotá, D.C.

VENTA:
El pago se efectuará con cheque de gerencia o en efectivo y deberá consignarse en la cuenta de ECOPETROL del Banco Popular, cuenta corriente No. 060-03063-2. El precio del pliego de condiciones es de dos millones de pesos ($ 2.000.000.00) moneda corriente. Posteriormente deberá presentarse dicha consignación en la caja de ECOPETROL, ubicada en la carrera 7 No. 37-69, piso 5 Tesorería - VIT, en el horario comprendido entre las 8:00 a.m. a 12:00 p.m.

PLAZO DE LA LICITACIÓN:
Desde el 16 de octubre de 2001, a las 9:15 a.m. hasta el 13 de noviembre de 2001, antes de las 2:15 p.m.

FACTORES DE ESCOGENCIA: Ecopetrol evaluará las propuestas con base en los siguientes factores, cuyo procedimiento detallado se incluye en el pliego de condiciones:

Evaluación económica	600 puntos
Evaluación técnica	400 puntos

EMPRESA COLOMBIANA DE PETRÓLEOS ECOPETROL

SEGUNDO AVISO

CAMBIO PARA CONSTRUIR LA PAZ

ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

Especie	PRECIO Anterior	PRECIO Cierre	VARIACIÓN	VARIACIÓN Porcentual	PRECIO Máximo	PRECIO Mínimo
BOLSA DE BOGOTÁ						
BANBOGOTA	3,700.00	3,709.00	9.00	0.24%	3,715.00	3,700.00
CHOCOLATES	5,810.00	5,800.00	-10.00	-0.17%	5,810.00	5,800.00
CEMARGOS	4,900.00	4,950.00	50.00	1.02%	4,950.00	4,900.00
BAVARIA	7,900.00	7,950.00	50.00	0.63%	7,950.00	7,910.00
CEMCARIBE	4,701.00	4,800.00	99.00	2.11%	4,800.00	4,799.00
CADENALCO	771.00	800.00	29.00	3.76%	801.00	800.00
VALSIMESA	760.00	770.00	10.00	1.32%	770.00	766.00
AVAL	142.00	142.00	0.00	0.00%	142.00	142.00
ÉXITO	4,050.00	4,100.00	50.00	1.23%	4,104.00	4,100.00
CLI.COLSANITAS	2,550.00	2,000.00	-550.00	-21.57%	2,000.00	2,000.00
COLTABACO	3,100.00	3,151.00	51.00	1.65%	3,151.00	3,149.00
BANCOLOMBIAPF	760.00	836.00	76.00	10.00%	836.00	836.00
ISAPV	1,090.00	1,085.00	-5.00	-0.46%	1,085.00	1,085.00
VAL.BAVARIA	639.34	639.34	0.00	0.00%	639.34	639.34
INTERBOLSA	2,500.00	2,500.00	0.00	0.00%	2,500.00	2,500.00
CEMVALLE	3,100.22	3,100.22	0.00	0.00%	3,100.22	3,100.22
BANSANTANDER	641.00	641.00	0.00	0.00%	641.00	641.00

Fuente: Bolsas de valores

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia septiembre-octubre
937,62 — 930,55
19 20 21 24 25 26 27 28 01 02
Fuente: Bolsa de Bogotá

DOW JONES
Bolsa de Nueva York septiembre-octubre
8.759,13 — 8.950,50
19 20 21 24 25 26 27 28 01 02
Fuente: Bolsa de Medellín

NIKKEI
Bolsa de Tokio septiembre-octubre
9.939,60 — 10.136,56
19 20 21 24 25 26 27 28 01 02
Fuente: Bolsa de Occidente

FTSE 100
Bolsa de Londres septiembre-octubre
4.721,70 — 4.732,30
19 20 21 24 25 26 27 28 01 02
Fuente: Corredores Asociados

LOS MERCADOS

En el mundo

CAFÉ

BOGOTÁ (EFE)

El precio del café colombiano cerró ayer en 0,6575 dólares la libra ex dock Nueva York, para entrega en octubre, informó la Federación Nacional de Cafeteros.

BOLSA DE NUEVA YORK

NUEVA YORK (EFE)

Las bolsas de Wall Street reaccionaron ayer positivamente con una subida de 113 puntos ante el anuncio de la Reserva Federal de un recorte de medio punto porcentual de los tipos de interés, fijándolos en el 2,5 por ciento. El promedio Dow Jones de Industriales, subió 113,60 puntos, o un 1,27 por ciento, hasta los 8.950,50. El mercado Nasdaq, donde cotizan las principales

En Colombia

DÓLAR

Mercado cambiario Octubre 02/2001

Precio de apertura	2332,50
Precio promedio	2334,49
Precio de cierre	2338,00
Precio mínimo	2329,00
Precio máximo	2345,00
Monto	127,05*
No. Operaciones	197

(*) millones

Fuente: Datatec, Banco de la República.

FONDOS

ADMINISTRADOR FONDO EFE NETA

VIAJE / MINTRABAJO INSISTE EN PROCESO DE CONCERTACIÓN

'Reforma pensional no se pactará con FMI'

Garzón denunció a juez de Cartagena por embargar las cuentas del Ministerio en un fallo que beneficia a pensionados de Foncolpuertos.

ANGELINO GARZÓN, ministro de Trabajo.

El futuro de la reforma pensional, uno de los proyectos económicos más importantes de este Gobierno, podría quedar sellado esta semana en la reunión que funcionarios del Gobierno colombiano adelantarán en Washington con técnicos del FMI.

Si los ministros de Hacienda, Juan Manuel Santos, y de Trabajo, Angelino Garzón, llegan a un acuerdo sobre los puntos básicos de la iniciativa comenzará a despejarse el camino para presentar un proyecto de ley ante el Congreso antes de finalizar el año. En caso contrario aumentaría la incertidumbre sobre la reforma que tiene como objetivo comenzar a tapar una de las principales "troneras" de las finanzas públicas.

Santos espera lograr un acuerdo con su colega y sacar adelante el proyecto. Pero Garzón, antes de viajar ayer a Washington, insistió en que los cambios al actual régimen de pensiones de los colombianos debe ser fruto de un pacto político y social en el que deben participar empresarios, trabajadores, partidos políticos y candidatos.

"Ni el ministro Santos ni yo vamos a pactar ningún proyecto de reforma pensional con el FMI o el Banco Mundial", dijo Garzón quien enfatizó que durante su encuentro con los organismos multilaterales les va a insistir en que flexibilicen sus políticas para con Colombia teniendo en cuenta la situación de violencia y pobreza que afronta el país. "El FMI tiene que entender nuestra realidad y no puede terminar reventando las bases de nuestra democracia".

Cuentas embargadas

De otra parte, el ministro de Trabajo alertó sobre las graves consecuencias que tendrá sobre cientos de pensionados públicos la decisión adoptada por la Juez Séptima Laboral de Cartagena, Carmen Hernández Herrera, quien embargó las cuentas del Ministerio en las ciudades de Cartagena y Bogotá por 9.154 millones de pesos.

La decisión la adoptó la juez al fallar a favor de Emilio Acosta Rodríguez y otros pensionados de Foncolpuertos, quienes están reclamando un reajuste millonario en su mesada. Ante esta decisión, que consideró ilegal porque no se pueden embargar las cuentas del Estado, Garzón anunció que si no se revoca la medida pedirá que investiguen a la funcionaria.

"Mientras sea ministro de Trabajo no voy a permitir que se asalten la buena fe del Estado y se le obligue a pagar sumas extravagantes".

EMPLEO / SUBE MIGRACIÓN DE DESPLAZADOS A BOGOTÁ

'Inversiones no se pueden parar'

La migración de desplazados, que en el primer semestre de este año llegó a 22.620 personas, y la sustitución del comercio minorista de las tiendas por el de las grandes superficies de los hiper- una población económicamente activa (PEA) de cerca de 3,2 millones de personas.

Pizano se comprometió a robustecer los signos de reactivación del sector de la construcción, con lo que se cienda, Israel Fainboim, añadió que toda la deuda en que está dispuesto a incurrir el Distrito, "será para inversión que generará empleo". Fainboim precisó que por cada 100 millones de dólares

Menos aportes...

VIENE DE LA 1-11

vierte en un principio de autoridad para el Gobierno que consulta y dice que en los primeros años los gastos de operación pueden superar el 15 por ciento, respondió Ernesto Carrasco, presidente de Etesa, antes Ecosalud. El funcionario dijo que estos estudios son válidos dentro de un análisis de políticas públicas pero no aportan en escenarios jurídicos.

En el informe, el Contralor Ossa también indica que mientras los estándares internacionales señalan que el porcentaje que gasta en distribución una lotto como la que opera en Colombia es del orden del 8 por ciento, en el contrato Ecosalud Gtech es del 10 por ciento. Por este solo concepto el sector salud deja de recibir transferencias por 62 mil millones de pesos.

Sobre los pronunciamientos de la Contraloría, Alvaro Gómez, gerente de la Gtech para Colombia, dijo que los contratos de operación difieren unos de otros de acuerdo a los países y por ejemplo, algunos incluyen la operación y no el mercadeo, como es el caso de nuestro país. El contrato de Colombia, agregó, es como una concesión donde "nosotros hacemos todo" y en el caso de no hacer publicidad, pues no se vende.

Gómez también indicó que a cada punto de venta hay que pagarle una comisión. De cada 100 pesos que entran, 8 son para Gtech y 2 para mercadeo, el resto va para las otras personas que integran la cadena, puntualizó el directivo.

Revolución del...

VIENE DE LA 1-11

sentado por el senador Jaime Nicholls sigue su paso en el Congreso. Hoy será aprobado en la Comisión Tercera de la Cámara para pasar a su último debate en la Plenaria de

un recorte de medio punto porcentual de los tipos de interés, fijándolos en el 2,5 por ciento. El promedio Dow Jones de Industriales, subió 113,60 puntos, o un 1,27 por ciento, hasta los 8.950,50. El mercado Nasdaq, donde cotizan las principales empresas de las nuevas tecnologías, ordenadores e internet, subió 11,85 puntos, o el 0,80 por ciento, hasta los 1.492,31 después de que el día anterior retrocediera un 1,22 por ciento.

PETRÓLEO

NUEVA YORK, (EFE)

El precio del crudo mantuvo el martes la tendencia a la baja. El precio del crudo para entrega en noviembre del Petróleo Intermedio de Texas, que es el de referencia en Estados Unidos, terminó la sesión con un descenso de 0,53 dólares, y quedó a 22,79 dólares por barril.

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Ultrabursátiles	Ultrarenta	11,56%
Helm Securities	Capitalizar	11,05%
Acciones y Valores	Accival	11,61%
BBVA Val. Ganadero	Fontesoro	12,72%
Comis. de Colombia	Opción	11,34%
Promotora Bursátil	Promorenta	11,95%
Profesionales de Bolsa	Valor	11,41%
Corredores Asociados	Interés	11,09%
Suvalor	Surenta	11,47%
Correval	Fonval	11,05%
Serfinco	Olimpia	11,61%
Interacción	Interrenta	11,62%
Nacional de Valores	Rentaval	11,69%
Valores del Popular	Multiplus	n.d.
Acciones de Colombia	Acco Renta	12,19%
Nación	Renta Nación	n.d.
Valores de Occidente	Occivalor	n.d.

Fuente: Comisionistas de bolsa

TASAS DE INTERÉS

INDICADOR	UNIDAD	01.10.2001	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Créd. de consumo	%Efect.	32,09	UVR	%	0,26	0,11
Tarj. de crédito	%Efect.	33,78	DTF	%Efect.	11,56	11,89
Crédito ordinario	%Efect.	27,74	DTF	%Tr. A.	10,79	11,08
Créd. corporativo	%Efect.	17,02	DTF	%Tr. V.	11,09	11,39
Créd. de tesorería	%Efect.	13,18	DTF	%Sm. A.	10,65	10,92
Tasa Interbancaria	%Día venc.	10,50	DTF	%Sm. V.	11,24	11,56
Libor	%Efect.	2,54	TCC	%Efect.	12,51	12,49
Prime	%Efect.	6,00	TCC	%Tr. A.	11,62	11,60
TBS 2-14 (PM10)	%Efect.	4,93	TCC	%Tr. V.	11,96	11,94
TBS 15-29 (PM10)	%Efect.	4,59	TCC	%Sm. A.	11,45	11,43
TBS 30 (PM10)	%Efect.	8,29	TCC	%Sm. V.	12,14	12,12
TBS 60 (PM10)	%Efect.	9,38	Capt. 180	%Efect.	12,14	12,56
TBS 90 (PM10)	%Efect.	11,43	Capt. 360	%Efect.	12,94	12,91
TBS 180 (PM10)	%Efect.	12,15	Int. bnc. cte.	%Efect.	26,08	25,17
TBS 360 (PM10)	%Efect.	12,41	Usura	%Efect.	39,12	38,07
TBS >360 (PM10)	%Efect.	12,03	Int. Mora	%Efect.	39,12	37,76

(PM10)=Promedio móvil 10 días- Fuente: Superintendencia Bancaria y Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiducolpatria	FCO Rendir	12,30%
Helm Trust	FCO Credifondo	12,24%
Santander Investment	FCO	12,55%
Lloyds Trust	FCO Lloyds Open	n.d.
La Previsora	FCO Efectivo	n.d.
Fiduvalle	FCO Valor Plus	13,43%
Fiduagraria	FCO Confirenta	11,06%
Fiducolombia	FCO Fiducuenta	12,74%
Citltrust	FCO Interfondo	13,11%
Fiducafé	FCO Rentacafé	13,35%
Fiducomercio	FCO Unir	n.d.
Fiduoccidente	FCO Occi Renta	14,41%
Fiduganadera	FCO Fam.	13,44%
Fidunión	FCO Único	11,30%
Fiducolmena	FCO	14,45%
Fidutequendama	FCO Cash	13,19%

Rentabilidad efectiva neta promedio última semana

Fuente: Sociedades fiduciarias

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.0886	2,148.13
Reino Unido	Libra Est. (£)	0.6808	3,434.86
Alemania	Marco (DM)	2.1293	1,098.22
Francia	Franco	7.1412	327.46
Italia	Lira	2,107.96	1.1093
España	Peseta	181.68	12.871
Suiza	Franco Suizo	1.6196	1,443.84
Japón	Yen (¥)	120.82	19.355
Canadá	Dólar can.	1.5677	1,491.64
Brasil	Real	2.7060	864.17
Argentina	Peso	1.0000	2,338.45
Perú	Nuevo Sol	3.4800	671.97
Chile	Peso	693.00	3.3744
Venezuela	Bolívar	743.00	3.1473
Ecuador	Dólar	1.0000	2,338.45
México	Peso	9.5100	245.89
Panamá	Balboa	1.0000	2,338.45

Fuente: Agencias

dos, que en el primer semestre de este año llegó a 22.620 personas, y la sustitución del comercio minorista de las tiendas por el de las grandes superficies de los hipermercados, han provocado una mayor demanda laboral y presionado el índice de desempleo en Bogotá, que en septiembre llegó a 18,9 por ciento, la más alta del país después de Cali (19,6%).

Así explicó el ministro de Desarrollo, Eduardo Pizano, el hecho de que Bogotá tenga una tasa de ocupación del 52,2 por ciento, cuando cuenta con mente activa (PEA) de cerca de 3,2 millones de personas.

Pizano se comprometió a robustecer los signos de reactivación del sector de la construcción, con lo que se espera un aumento en la demanda de mano de obra. Además, consideró oportuno hacer un llamado al Concejo de Bogotá, "con la venia del alcalde Antanas Mockus", para que apruebe el cobro anticipado de valorización, "porque parar esas inversiones en obras es dejar más gente en el desempleo".

A esto, el secretario de Hacienda añadió que toda la deuda en que está dispuesto a incurrir el Distrito, "será para inversión que generará empleo". Fainboim precisó que por cada 100 millones de dólares de inversión se generan 3.200 empleos. Reveló que se estudian exenciones del impuesto de Industria y Comercio para estimular las exportaciones –con cuyo crecimiento se necesitarán más trabajadores–, y se están presentando proyectos financiables con el programa del Gobierno Nacional 'Empleo en Acción', con el mismo fin.

sentado por el senador Jaime Nicholls sigue su paso en el Congreso. Hoy será aprobado en la Comisión Tercera de la Cámara para pasar a su último debate en la Plenaria de dicha corporación.

El ponente del proyecto, el representante Rafael Amador insistió en que este no será un paso previo a la dolarización ya que el Banco de la República seguirá con autonomía monetaria y cambiaria. La denominación máxima de los billetes será de 50 pesos (50.000 pesos actuales) y la mínima de un peso.


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ECONÓMICAS

CIFRA DEL DÍA

0,75 % será el crecimiento económico de los países en desarrollo este año, según el Banco Mundial.

DÓLAR

Tasa representativa del mercado	▲ 2.338,45
Casa de cambio (c)	▼ $ 2.110,00
Casa de cambio (v)	▼ $ 2.170,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,66
Ayer	0,67

PETRÓLEO — Dólares por barril

Hoy	23,28
Ayer	23,43

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	923,52
Ayer	931,76

INTERÉS — Efectivo anual

DTF	11,56%
DTF Trimestre anticipado	10,79%
TBS Efectivo anual Bancos a 90 días	11,53%

UVR

HOY	$ 120,5235
MAÑANA	$ 120,5339

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,13	3,23
Dólar (Ecuador)		$ 2.338,45
Peso mexicano		$ 246,01

Compras de Philips

La multinacional holandesa Philips anunció que fue completada la adquisición del grupo de soluciones para la salud de Agilent Technologies Inc. por un total de 1.800 millones de dólares. De esta forma Philips conforma una unidad de negocio en el área médica con los sistemas de ultrasonido cardiológico, monitoreo de pacientes y cuidado cardiológico, convirtiéndose en uno de los líderes de este mercado.

Final de concurso DuPont

El próximo 4 de octubre se realizará en el hotel Four Points Sheraton de Bogotá la premiación del Concurso Nacional de Diseño Lycra 2001 de moda íntima y playa, el cual es organizado y producido por la firma Dupont. Las prendas participantes son elaboradas con telas certificadas por el programa Lycra Assured, una iniciativa de DuPont. Los ganadores exhibirán sus creaciones en París.

Jóvenes emprendedores

Los jóvenes que se encuentren cursando los últimos semestres en la universidad o que estén recién egresados y quieran crear empresas exportadoras de productos o servicios, podrán inscribirse en el Programa Jóvenes Emprendedores Exportadores (Jeee) del Ministerio de Comercio Exterior durante octubre. En noviembre se darán a conocer los resultados de la convocatoria.

Estudiantes a segundo semestre

La Escuela Colombiana de Ingeniería decidió, dentro de las disposiciones legales, estimular a los buenos estudiantes y matricularlos, de una vez, a segundo semestre. De esta manera, para el año 2002, quienes quieran estudiar Ingeniería y tengan 50 puntos del ICFES en matemáticas, física y lenguaje, ahorrarán tiempo y dinero del primer semestre. Igual, se aplicará a quienes vayan a estudiar Economía y tengan 50 puntos en matemáticas, filosofía y lenguaje.

BANANDINO / INVESTIGAN CONTRATACIÓN DE ABOGADOS DE MIAMI

Dian insistirá en corte de E.U.

Los apoderados de Colombia pedirán de nuevo a una corte de Miami que obligue a la entidad bancaria a devolverle al país 175 millones de dólares de impuestos y de los ahorradores.


Banco Andino

UNA NUEVA carta se jugará esta semana la Dian para exigir que el Banco Andino, en liquidación desde mayo de 1999, le pague 175 millones de dólares que sacó del país antes de su intervención. Archivo / EL TIEMPO

La Dirección de Impuestos y Aduanas Nacionales (Dian) está convencida de que la batalla jurídica para recuperar 175 millones de dólares de impuestos y dinero de los ahorradores, embolatados con la quiebra del Banco Andino, aún no está perdida.

Por eso, luego de que una juez de Estados Unidos rechazó en dos ocasiones la demanda interpuesta por Colombia alegando falta de competencia, el director de la Dian, Santiago Rojas, y los abogados de la firma White & Case, que representa al país, están preparando una nueva solicitud que será presentada en los próximos días ante la corte Federal de Miami que lleva el caso.

Rojas explicó que ahora Colombia busca demostrar que la justicia de E.U. sí es competente para evaluar el caso porque con la quiebra del Banandino resultaron afectados ciudadanos estadounidenses y porque, antes de ser intervenida en mayo de 1999, la entidad hizo movimientos de dineros del erario colombiano hacia ese país.

Sin embargo, para fuentes de la Fiscalía de Miami es difícil que esta nueva embestida jurídica prospere, pues ya en dos oportunidades la jueza Patricia Seitz –encargada del caso– ha desestimado las reclamaciones que en nombre de la Dian ha presentado White & Case, que cobró 2,5 millones de dólares por llevar el proceso.

Y aunque el director de la Dian se mostró moderadamente optimista frente a esta nueva acción jurídica, aseguró que se debe agotar esta instancia para poder acudir a la apelación ante una corte superior.

Indagación interna

Al ser consultado sobre posibles reclamaciones de Colombia a White & Case por la falta de resultados jurídicos, Rojas dijo que se debe esperar el final del proceso, solo entonces, se evaluará si se justificó o no el pago de 2,5 millones de dólares por sus servicios. "Al final, si no hay resultados, se podrían presentar reclamaciones", enfatizó.

Rojas agregó que desde el pasado 29 de agosto, cuando fue rechazada por primera vez la demanda en E.U., Control Interno de la Dian está investigando a Fanny Kertzman y a los demás funcionarios que firmaron el contrato con los abogados de Miami. 1-13

tengan 50 puntos en matemáticas, filosofía y lenguaje. mi que lleva el caso. da en mayo de 1999, la entidad tricia Seitz -encargada del ca- los abogados de Miami.

SUIZA

Homenaje póstumo

ZUG. Más de mil personas asistieron ayer en Zug (norte de Suiza) a la ceremonia celebrada en la iglesia de Saint Michel en memoria de las 15 víctimas del asalto al Parlamento de esta localidad. A la misma hora en la que comenzó el acto, se guardó un minuto de silencio en todo el país y, tras la misa, todas las campanas de las iglesias suizas replicaron en honor de las víctimas. -EFE-

ESTADOS UNIDOS

Clinton no puede ejercer



WASHINGTON. La Suprema corte de E.U. prohibió ayer al ex presidente Bill Clinton ejercer su profesión de abogado ante el máximo tribunal del país, en una medida disciplinaria provocada por el escándalo Monica Lewinsky. La Corte Suprema no ventiló los motivos de su decisión ni el reparto de votos entre los nueve magistrados que integran la máxima instancia judicial. Clinton tiene 40 días para apelar. -AFP-

VENEZUELA

Herido nieto de Miquilena

CARACAS. Un efectivo de la Policía Metropolitana (PM) hirió al nieto del ministro venezolano del Interior y Justicia, Luis Miquilena, por no detenerse ante la voz de alto en un retén móvil, informó la prensa citando a Henry Vivas, director de ese cuerpo policial. Luis Alejandro Cárdenas Miquilena, de 22 años, recibió un balazo en la nalga y está fuera de peligro en una clínica privada. -AFP-

FILIPINAS

Compareció Estrada



CARROS BOMBA / SRINAGAR, JERUSALÉN Y VITORIA SUFRIERON ATENTADOS

Día de terror en el mundo

El más grave fue perpetrado en la Cachemira india por un grupo islamista. El hecho dejó 25 muertos. En los otros dos no hubo víctimas fatales.



UN GRUPO islamista paquistaní se atribuyó el atentado que dejó 25 muertos en Cachemira. AFP

REDACCIÓN INTERNACIONAL (*)

El terrorismo no cesa su accionar en el mundo. Ayer, Srinagar (Cachemira India), Jerusalén y Vitoria (España) sufrieron sendos atentados con carros bomba que dejaron numerosas víctimas.

En Srinagar, capital de verano de la Cachemira india, murieron 25 personas y cerca de 30 resultaron heridas luego de que un suicida islamista condujo un vehículo cargado de explosivos contra el edificio del parlamento.

Un grupo islamista establecido en Pakistán llamado Jaish-e-Mohammed reivindicó la acción.

"Muchas personas se desangraron hasta morir porque nadie las ayudó", dijo Abdul Rashid, comerciante local.

Según los testigos, después del atentado dos militantes islamistas entraron en el parlamento y dispararon contra los diputados y tres horas y media después se seguían oyendo disparos. En el tiroteo murieron cuatro personas.

Cachemira, dividida entre India y Pakistán, países que reivindican su soberanía, ha sido la causa de las tres guerras que los han enfrentado en medio siglo. La parte india de Cachemira es escenario desde 1989 de una violenta campaña separatista, en la que participan numerosos grupos con sede en Pakistán, y en la que han muerto 35.000 personas.

Bombazo a tregua

En Jerusalén, la explosión de un carro bomba, que no causó víctimas, debilitó aún más la frágil tregua entre israelíes y palestinos, pero las dos partes decidieron, pese a todo, mantener los contactos.



JERUSALÉN también fue víctima del terrorismo al estallar un carro bomba. AP

El vehículo, con una fuerte carga explosiva en su interior, mezclada con balas de calibre 56 mm, estalló en un área de estacionamiento, cerca de un cruce de avenidas que lleva al sector industrial de Talpiyot, en el límite del sector oriental de la ciudad, ocupado y anexado por Israel tras la guerra árabe-israelí de junio de 1967.

El hecho fue reivindicado por el movimiento radical Jihad Islámica. Se trata del primer atentado de este tipo desde la proclamación de un nuevo alto el fuego el pasado 18 de septiembre por el presidente palestino Yasser Arafat.

Eta no para

Por su parte, la banda separatista vasca Eta continuó con su campaña del terror en el País Vasco español, haciendo estallar un carro bomba en Vitoria (norte), sin dejar víctimas fatales.

De nada sirvieron las reiteradas peticiones del gobierno vasco y del Partido Nacionalista Vasco (PNV, nacionalista moderado, en el poder regional vasco) en favor de una nueva tregua.

Se trata del decimocuarto auto que Eta hace estallar desde comienzos de año. Su deflagración provocó sólo heridas leves en un transeúnte, pero causó importantes daños materiales en el Palacio de Justicia de Vitoria, capital administrativa del País Vasco español.

(*) Con información de AFP-Efe

ARGENTINA / GUIDO DI TELLA ESTÁ ACUSADO DE 'CONTRABANDO AGRAVADO DE ARMAS'

Ex canciller de Menem, a peritaje siquiátrico

BUENOS AIRES (EFE)

do el pasado 19 de septiembre

rior, deberá resolver su situa-

laciones Exteriores durante la



MANILA. El ex jefe del Estado filipino Joseph Estrada, acusado de malversaciones por un monto de 80 millones de dólares durante sus 30 meses de presidencia, fue obligado por la policía a comparecer ayer antes los jueces. En un primer tiempo, el ex mandatario había indicado que se negaría a presentarse ante el tribunal especial anticorrupción del cual Estrada contesta la legitimidad. -AFP-

RUSIA

Intento por reflotar el 'Kursk'

MOSCÚ. Después de aguardar que pasara una tormenta ártica, un consorcio holandés reanudó ayer sus preparativos para reflotar parte del submarino nuclear 'Kursk', hundido en el mar de Barents. Los buzos tardarán varios días en fijar los 26 cables. Cuando estén en posición, elevar el submarino a la superficie requerirá unas 12 horas y mar calmo. Se anticipan buenas condiciones meteorológicas. -AP-

ARGENTINA / GUIDO DI TELLA ESTÁ ACUSADO DE 'CONTRABANDO AGRAVADO DE ARMAS'

Ex canciller de Menem, a peritaje siquiátrico

BUENOS AIRES (EFE)

El ex canciller argentino Guido Di Tella será sometido a un examen mental para determinar si está en condiciones de defenderse adecuadamente en una causa por contrabando de armas a Croacia, según ordenó ayer el juez a cargo.

El magistrado Julio Speroni ordenó esta medida porque cuando Di Tella fue interrogado el pasado 19 de septiembre respondió a las preguntas que le formularon de forma lenta y con "lapsus de aproximadamente 30 segundos", informaron fuentes judiciales.

El ex canciller está acusado por el presunto "contrabando agravado" de material bélico a Croacia en 1991 y Speroni, que ha denegado a Di Tella una solicitud para viajar al exterior, deberá resolver su situación en los próximos días.

En su última declaración ante el juez Speroni, Di Tella negó de forma verbal y a través de un escrito que haya tenido alguna vinculación personal o a nivel oficial con el contrabando de armas a Croacia y descargó la responsabilidad sobre otros ministerios.

Quien fuera ministro de Relaciones Exteriores durante la presidencia de Carlos Menem (1989-1999) aseguró que fueron las carteras de Economía y de Defensa las que efectuaron los trámites relacionados con la venta del armamento que luego fue desviado a Ecuador y Croacia.

El magistrado citó a declarar al ex presidente Menem el próximo 16 de octubre.

ECONÓMICAS

CIFRA DEL DÍA

11.300 hogares encuestará el Dane este trimestre para cuantificar las tecnologías de información.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
		Dólares por libra en N.Y.		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual*			Pesos por	Compra	Venta
Tasa representativa del mercado	▲$ 2.332,19	Hoy	0,67	Hoy	23,43	Hoy	931,76	DTF	11,56%	HOY $ 120,5131	Bolívar	3,13	3,23
Casa de cambio (c)	▶$ 2.120,00							DTF Trimestre anticipado	10,79%		Dólar (Ecuador)		$ 2.332,19
Casa de cambio (v)	▶$ 2.160,00	Ayer	0,68	Ayer	22,74	Ayer	918,38	TBS Efectivo anual Bancos a 90 días	N.D.	MAÑANA $ 120,5235	Peso mexicano		$ 249,60

Contratos en comunicaciones

La firma de telecomunicaciones Avantel suscribió contratos de facturación, recaudo y atención de reclamaciones con los operadores de telefonía local en Ibagué (Teletolima), que cuenta con más de 110.000 usuarios fijos, y Buenaventura (Telbuenaventura), que tiene más de 45.000 usuarios fijos.

Patrimonio de comisionistas

Patrimonio firmas comisionistas

Firma	Patrimonio
Suvalor	17.846
Correval	12.292
Interbolsa	10.608
BBV Valores Ganadero	8.984
Corredores Asociados	8.680

Fuente: Suvalor Gráfico: Diseño Editorial / EL TIEMPO

En los primeros siete meses del año, el patrimonio de las firmas comisionistas de bolsa superó los 177.451 millones de pesos, 1 por ciento más que en igual lapso del año pasado. Algunas vieron reducir este rubro, en tanto que otras tuvieron crecimientos hasta del 77 por ciento. En el gráfico se observan los cinco mayores patrimonios.

Suben ventas de Amway

Amway Corporation, con presencia en 80 países y especializada en mercadeo multinivel registró ventas por 5.000 millones de dólares en los 12 meses terminados en agosto. En Colombia, el segundo país de Suramérica con mayor facturación después de Venezuela, la facturación creció más de 50 por ciento en el mismo período.

En alza las cuentas de ahorro

Depósitos financieros
(Billones de pesos, al 14 de septiembre)

Concepto	Billones de pesos	Crecimiento % anual
Cuentas corrientes	6,9	-1,1
Cuentas de ahorro	17,8	11,2
CDT	25,3	9,0

Fuente: Banco de la República Gráfico: Diseño Editorial / EL TIEMPO

Los depósitos en las cuentas de ahorro siguen gozando de gran aprecio entre los colombianos a pesar de que los rendimientos en miles de ellas escasamente compensan la inflación y en muchos

INDUSTRIA / SE GENERARÍAN 3.600 EMPLEOS

Nuevo polo petroquímico

La heróica se alista para convertirse en centro de la petroquímica tras la ampliación de su refinería. Se exportarán productos de alto valor agregado.

JUAN GUILLERMO LONDOÑO M
Enviado especial de EL TIEMPO

CARTAGENA

A la vuelta de unos años, Cartagena de Indias se podrá dar el lujo de agregar otro título a su ya larga 'hoja de vida': epicentro de la industria petroquímica de Colombia.

El reconocido puerto caribeño se convertirá en un polo de desarrollo de esta industria luego de que el fin de semana pasado, se aprobara el Plan Maestro para la expansión de su refinería, que costará 640 millones de dólares y mediante el cual se duplicará la capacidad para procesar petróleo. De 75 mil barriles por día, se pasarán a 140 mil.

El proyecto es de tal magnitud que solo es comparable con El Cerrejón, ya que se constituye en la segunda más grande inversión en un desarrollo industrial solo superado por aquel complejo carbonífero. Cuando arranque en forma la expansión, en el 2005, la refinería le aportará al país 300 millones de dólares adicionales.

La decisión era aguardada desde hace más de una década por un buen número de empresas del sector petroquímico que ahora podrán abastecerse de las materias primas para la elaboración de productos de alto valor agregado.

Este es el caso de la planta de Olefinas (etileno y polipropileno), de la cual son socias empresas como Dow Chemical, Mitsui, Propilco, Enka, Monómeros Colombo Venezolanos y Mitsubishi, entre otras.

La construcción de esta planta, que demandará inversiones de al menos 1.200 millones de dólares, estaba prácticamente estancada, a la espera de la aprobación del programa de expansión de la refinería, que finalmente obtuvo el visto bueno por el Gobierno.



LA REFINERÍA de Cartagena proveerá de las materias primas para la fabricar productos de exportación. Archivo particular

El Plan Maestro para Cartagena también dará pie para que se puedan cristalizar otros proyectos como uno del Grupo Empresarial Antioqueño, que estudia la construcción de un complejo para producción de coque (una especie de carbón), que requiere inversiones por 400 millones de dólares.

De acuerdo con los análisis realizados, la puesta en marcha de estos proyectos podría generar 3.600 empleados directos y 36.000 indirectos.

"Esto convertirá a Cartagena en un polo petroquímico de la región", dijo Luis Javier Arroyave jefe de planeación del negocio de la refinería de Cartagena.

El negocio es la exportación de productos refinados. Mientras que un barril de crudo vale en el mercado 20 dólares, ese mismo volumen de un producto refinado puede llegar a costar 400 dólares. Las refinerías de Cartagena y Barrancabermeja exportarán este año 720 millones de dólares en refinados, según el Gobierno.

CDT 25,3 9,0

Fuente: Banco de la República · Gráfico: Diseño Editorial / EL TIEMPO

Los depósitos en las cuentas de ahorro siguen gozando de gran aprecio entre los colombianos a pesar de que los rendimientos en miles de ellas escasamente compensan la inflación y en muchos casos ni siquiera alcanzan a cubrirla, pero tienen el atractivo de las rifas, premios y sorteos. Por el contrario, las cuentas corrientes siguen sin despertar entusiasmo.

Operaciones inmobiliarias

Transacciones inmobiliarias
(Trimestre, billones de pesos)

IT/2000	IIT	IIIT	IVT	IT/2001	IIT
2,0	2,0	2,1	2,5	2,3	2,1

Fuente: Dane · Gráfico: Diseño Editorial / EL TIEMPO

El sector de servicios inmobiliarios y alquiler de vivienda registró en el segundo trimestre del año un crecimiento del 0,2 por ciento frente al período enero-marzo, comportamiento que se explica por el aumento de 0,23 por ciento en el arriendo de bienes raíces residenciales y de 0,32 por ciento en los no residenciales. El valor de las operaciones de compraventa cayó 8,4 por ciento.

te el cual se duplicará la capacidad para procesar petróleo. De 75 mil barriles por día, se pasarán a 140 mil.

El proyecto es de tal magnitud... camente estancada, a la espera de la aprobación del programa de expansión de la refinería, que finalmente obtuvo el visto bueno por el Gobierno.

realizados, la puesta en marcha de estos proyectos podría generar 3.600 empleados directos y 36.000 indirectos.

"Esto convertirá a Cartagena... tar 400 dólares. Las refinerías de Cartagena y Barrancabermeja exportarán este año 720 millones de dólares en refinados, según el Gobierno.

EXPORTACIONES / INVERSIONISTAS DE 16 PAÍSES SE REUNEN EN BOGOTÁ

Se mueve el mercado de las flores

Dos eventos buscan esta semana un repunte para el mercado internacional de las flores colombianas que en el primer semestre de este año muestra una caída en las exportaciones a los Estados Unidos del 11,6 por ciento.

En los primeros seis meses del año las ventas bajaron de 221 millones de dólares a 195 millones. Esto también se refleja en la pérdida de dos puntos del mercado. Colombia sigue siendo el primer proveedor, pero disminuyó su participación al pasar del 60,9 por ciento al 57,2 por ciento entre enero y junio pasados.

Estos resultados se presentan a pesar de que los productores han buscado quitarle el tono de lujo a las flores. Según Augusto Solano Mejía, presidente de Asocolflores, en los últimos años se ha logrado que las flores dejen de ser un bien suntuario y el 50 por ciento del producto que se comercializa en los Estados Unidos se hace a través de las grandes cadenas de supermercados, para ser más accesibles al consumidor.

Para impulsar las exportaciones colombianas, esta semana están previstos en el país dos eventos con productores e inversionistas nacionales e internacionales. **3-3**

Código de Buen Gobierno

El suscrito representante legal del **Banco de Occidente S.A.** Informa:

Que, en aplicación de lo establecido por la Resolución 275 del 23 de mayo de 2001 de la Superintendencia de Valores, la Asamblea General de Accionistas del **Banco de Occidente S.A.** celebrada el 30 de agosto de 2001, tal como consta en el Acta No 082, ha reformado sus estatutos, acto éste solemnizado mediante escritura pública No 3249 del 20 de septiembre de 2001 de la Notaría 12 de Cali, confiriéndole a la Junta Directiva la facultad de expedir un Código de Buen Gobierno, que compile las normas sobre el gobierno, conducta e información de la Entidad con el fin de asegurar el respeto de los derechos de quienes inviertan en sus acciones o en cualquier otro valor que emita, la adecuada administración de sus asuntos, y el conocimiento público de su gestión.

En desarrollo de esta facultad, la Junta Directiva, en su sesión No 1017 del 27 de septiembre de 2001, ha adoptado el Código de Buen Gobierno, que reúne todos los requisitos establecidos en los Artículos 3° y 4° de la citada resolución, compila las normas legales, recoge y sistematiza la normatividad interna y los principios que rigen el Buen Gobierno de la entidad, así como la protección de los derechos de accionistas e inversionistas.

El mencionado Código de Buen Gobierno se encuentra a disposición del público en la sede del domicilio principal de la entidad, ubicada en la Carrera 4ª No 7-61 piso 15 *de la ciudad de Cali, en las áreas de atención a accionistas* e inversionistas y podrá ser consultado en la página web del **Banco de Occidente S.A.** *www.bancodeoccidente.com.co*

Cordialmente,

Efraín Otero Alvarez
Presidente

Banco de Occidente - Credencial
Trabaja para usted.



ECONÓMICAS

CUMBRE DE FLORICULTORES

A partir de hoy los delegados de 16 países productores, se reunen en Bogotá. 3-2



EL TIEMPO

LUNES 1º DE OCTUBRE DE 2001

COMPUTADORES

ADMINISTRACIÓN EN LA RED

Elempleo.com y Web Education se unen para ofrecer capacitación en línea en Colombia. 3-8

CRISIS / IMPULSO A SISTEMAS DE RESPALDO

El mercado cambia de dirección

COMPUTADORES

La situación de tensión que vive el mundo ha generado reacciones diversas en la industria de la tecnología. La posibilidad de un enfrentamiento armado de gran magnitud y las consecuencias de los ataques terroristas centraron la atención de las compañías en las redes informáticas y sus mecanismos de seguridad.

La noticia es buena para los proveedores de soluciones de almacenamiento, pero no favorece a los fabricantes de computadores personales, pues se espera que los usuarios de equipos para el hogar eliminen de su presupuesto gastos que no sean totalmente necesarios; las empresas, por su parte, van a ser más cautelosas en este tipo de adquisiciones.

Tomará meses poner algo de orden entre los destrozos de las Torres Gemelas de Nueva York, donde seguramente quedaron sepultadas toneladas de hardware. Pero los bits y bytes de información trascendental para el manejo de las empresas estaban –en su mayoría– almacenados en otros sitios, a veces a kilómetros de distancia.

Bill North, analista de la firma consultora IDC especializado en software de almacenamiento, afirma que todas las empresas que tenían su sede en el World Trade Center tenían planes de contingencia para recuperación de desastres. Por eso, considera que algunas compañías que ahora ejecutan sus operaciones desde sistemas de respaldo en *data centers* deben estar pensando en reemplazar sus equipos originales. Las que no sufrieron daños, por su parte, deben planear la actua-

MEDIOS / SEPARATA SOBRE COLOMBIA CIRCULÓ EN E.U.

Vitrinazo en el N.Y. Times

La separata publicitaria de 8 páginas y a todo color abordó desde temas económicos hasta triunfos deportivos. Gobierno dijo que no tuvo que pagar un solo dólar.

LA SEPARATA trató sobre diversos temas relacionados con Colombia como negocios, bancos, inversiones y hasta fútbol.

ECONÓMICAS

Colombia se dio su 'vitrinazo' en el The New York Times, uno de los periódicos de mayor circulación de los Estados Unidos.

El motivo fue una separata a todo color de 8 páginas que fue publicada el pasado 28 de septiembre, en la que se hace un análisis sobre las perspectivas de la economía y en la que dieron sus testimonios funcionarios del gobierno y empresarios de Colombia y Estados Unidos.

Aunque a primera vista parece ser un suplemento netamente económico, también incluyó artículos sobre el Plan Colombia y el fútbol nacional. Destaca cómo la reciente victoria del país en la Copa América, elevó la popularidad del presidente Andrés Pastrana.

Hay artículos sobre diferentes sectores; petróleo y gas, el exportador, el agrícola y telecomunicaciones y se hace referencia a la expansión de supermercados como Carulla.

Sin embargo, en esta oportunidad el gran ausente fue el sector cafetero, el cual no aparece en la publicación, quizás por la grave crisis que afronta.

El ministro de Hacienda, Juan Manuel Santos, dijo que la separata no tuvo ningún costo para el Gobierno y que esta fue financiada en su totalidad con recursos del sector privado y bancos internacionales.

En las 8 páginas aparecen avisos de empresas como Caracol, Davivienda, Bancafé, ses Merrill Lynch, Morgan Stanley y JP Morgan.

"Esta no fue una iniciativa del Gobierno, fue del New York Times que envió hace un par de meses a varios reporteros para que indagaran sobre la economía colombiana", dijo Santos.

Viaje al FMI

El ministro señaló que la administración Pastrana aprobó la propuesta que coincidió con la visita que a partir de esta semana inicia un equipo del Gobierno a Washington para dialogar con funcionarios del Fondo Mo-[illegible] nes durante toda la semana con funcionarios del FMI para revisar el acuerdo extendido firmado por Colombia en 1999 y hacerle algunos ajustes para los próximos trimestres.

Durante el encuentro se anunciará la nueva meta de déficit fiscal para este año y el entrante, que estaba fijada inicialmente en 2,8 y 1,8 por ciento, respectivamente.

Las metas se ajustarán al alza teniendo en cuenta la desaceleración de la economía mundial y los acontecimientos terroristas en los Estados Unidos. Esto significa que el

Bill North, analista de la firma consultora IDC especializado en software de almacenamiento, afirma que todas las empresas que tenían su sede en el World Trade Center tenían planes de contingencia para recuperación de desastres. Por eso, considera que algunas compañías que ahora ejecutan sus operaciones desde sistemas de respaldo en *data centers* deben estar pensando en reemplazar sus equipos originales. Las que no sufrieron daños, por su parte, deben planear la actualización de sus sistemas para los próximos meses.

Esto multiplicará las ventas de software para soluciones de almacenamiento, que ya se habían estimado en 1.400 millones de dólares este año, y en 2.700 millones en el 2005.

OTROS **BENEFICIADOS**

Las compañías que venden sistemas de seguridad para aerolíneas y empresas de transporte también emergen como beneficiarias de la situación actual del mundo. Por ejemplo, el valor de las acciones de Invision Technologies, que fabrica dispositivos de detección de explosivos, aumentaron 165 por ciento durante las últimas semanas.

Firmas con soluciones de videoconferencia también han visto subir el precio de sus acciones, ante la perspectiva de que las empresas reduzcan sus viajes por motivos de seguridad. Wire On Technologies, por ejemplo, ha sufrido un incremento de 30 por ciento en la demanda. Coincidencialmente, la última vez que hubo un incremento notorio en las ventas de este sector fue durante la Guerra del Golfo Pérsico.

Y debido al servicio que prestaron durante la pasada crisis, los teléfonos celulares también aparecen dentro del listado de equipos que incrementarán sus ventas, según analistas de Wall Street.

ciente victoria del país en la Copa América, elevó la popularidad del presidente Andrés Pastrana.

Hay artículos sobre diferentes sectores; petróleo y gas, el exportador, el agrícola y telecomunicaciones y se hace referencia a la expansión de los principales grupos económicos como el Sindicato Antioqueño o las cadenas

la separata no tuvo ningún costo para el Gobierno y que esta fue financiada en su totalidad con recursos del sector privado y bancos internacionales.

En las 8 páginas aparecen avisos de empresas como Caracol, Davivienda, Bancafé, Ecogas, Suramericana y BellSouth, entre otras, así como de las firmas estadouniden-

Viaje al FMI

El ministro señaló que la administración Pastrana aprobó la propuesta que coincidió con la visita que a partir de esta semana inicia un equipo del Gobierno a Washington para dialogar con funcionarios del Fondo Monetario Internacional (FMI).

Santos y su equipo económico adelantará conversacio-

el entrante, que estaba fijada inicialmente en 2,8 y 1,8 por ciento, respectivamente.

Las metas se ajustarán al alza teniendo en cuenta la desaceleración de la economía mundial y los acontecimientos terroristas en los Estados Unidos. Esto significa que el Gobierno podrá ser un poco más flexible en el gasto público.

TELEFONÍA / ALGUNOS EQUIPOS NO ESTÁN APROBADOS EN COLOMBIA

Cuidado con los inalámbricos ilegales

TECNOLOGÍA

La semana pasada, el Ministerio de Comunicaciones anunció el decomiso de 226 teléfonos inalámbricos de largo alcance que funcionaban en Bogotá y cuyo uso, extendido a lo largo y ancho del país, no ha sido reglamentado por la entidad y, por lo tanto, es ilegal.

Se trata de equipos similares en apariencia a los teléfonos inalámbricos normales, pero con una tecnología que permite al usuario un desplazamiento de entre 12 y 15 kilómetros –con ayuda de una antena aérea externa– alrededor de la base conectada a una línea telefónica local.

Según Nora Vargas, directora de control y vigilancia del Ministerio de Comunicaciones, estos aparatos son empleados por sus propietarios a manera de celulares por toda la ciudad. "De otro lado –explicó–, también son utilizados por personas al margen de la ley para realizar extorsiones, o para facilitar la comunicación clandestina de reclusos internos en diferentes cárceles del país".

Sin embargo, el mayor problema de estos dispositivos consiste en que las bandas que utilizan para efectuar la comunicación se encuentran parcialmente ubicadas sobre frecuencias para las cuales el Ministerio expide licencias de funcionamiento, lo que ocasiona interferencias y perjudica a los usuarios legales del espectro.

"Debido a que la importación y venta de estos equipos no está prohibida –aclara la funcionaria–, cualquier persona puede adquirir el teléfono por un precio que alcanza los dos millones y medio de pesos sin saber que están prohibidos. El uso de cualquier frecuencia y sistema de comunicación de cubrimiento local debe ser aprobado".

ECONÓMICAS

CIFRA DEL DÍA

350.000 millones de pesos es el costo del plan de salvamento para los cafeteros.

DÓLAR

Tasa representativa del mercado	$ 2.328,75
Casa de cambio (c)	$ 2.120,00
Casa de cambio (v)	$ 2.160,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,68
Ayer	0,68

PETRÓLEO — Dólares por barril

Hoy	22,74
Ayer	22,38

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	918,38
Ayer	925,91

INTERÉS — Efectivo anual

DTF	11,89%
DTF Trimestre anticipado	11,08%
TBS Efectivo anual Bancos a 90 días	11,03%

UVR

HOY	$ 120,4818
MAÑANA	$ 120,4922

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,13	3,23
Dólar (Ecuador)		$ 2.328,75
Peso mexicano		$ 247,98

Recaudos del Banbogotá

Los deudores del Icetex por préstamos estudiantiles podrán realizar sus pagos en las 263 sucursales del Banco de Bogotá ubicadas en 120 grandes, medianos y pequeños municipios del país, gracias a un convenio con esta casa bancaria, que permitirá mejorar el recaudo de la cartera de la institución oficial que financia la educación universitaria de los colombianos.

Acuerdos Avantel

Crecimiento del número de usuarios


1997 0
1998 20.000
1999 70.000
2000 100.000
2001 120.000

Fuente: Avantel.

Avantel suscribió contratos de facturación, recaudo y atención de reclamaciones con los operadores de telefonía local en las ciudades de Ibagué (Teletolima) y Buenaventura (TeleBuenaventura). Teletolima es un operador que para el año 2001 supera los 110.000 usuarios fijos y tiene un tráfico con Avantel de mas de 16.000 minutos al mes. TeleBuenaventura tiene 45.000 usuarios fijos y cursa con Avantel 12.000 minutos al mes.

Negocios de Terra y Visa

Terra Lycos y Visa International, Región Latinoamérica y el Caribe alcanzaron una alianza para proporcionar a los consumidores y las empresas de Latinoamérica y el Caribe seguridad y confianza a través de Internet. Terra Lycos integrará la Plataforma Visa de Transacciones Seguras para Comercio Electrónico a través de la autenticación de pagos, con el objetivo de ofrecer al cliente una mayor protección al efectuar sus compras on line. Uno de los principales del comercio electrónico es el temor de los usuarios por las transacciones electrónicas.

Alianza de Gas Natural

La empresa Gas Natural suscribió una alianza con el Centro Colombiano de Responsabilidad para mantener una comunicación con la comunidad y

VISITA / REFORMA PENSIONAL SE 'CONCERTARÍA' EN WASHINGTON

Garzón, al tablero del FMI

Mientras el FMI tratará de convencer a Garzón sobre la urgencia de la reforma pensional, éste intentará persuadir al Fondo de flexibilizar las políticas para Colombia. ¿Quién convencerá a quién?



ANGELINO GARZÓN, ministro de Trabajo. Fotomontaje Diseño Editorial / EL TIEMPO

Como cualquier alumno indisciplinado que es llevado a la rectoría del colegio para llamarle la atención, el ministro de Trabajo, Angelino Garzón, estará el lunes en el Fondo Monetario Internacional (FMI), donde buscarán hacerle entender la importancia de presentar una reforma pensional en el menor tiempo posible.

Esta es la primera vez que el ministro de Trabajo acompaña a la comitiva del Ministerio de Hacienda, en sus viajes periódicos a Washington. En esta ocasión, el equipo encabezado por Juan Manuel Santos, revisará con los funcionarios del organismo internacional el acuerdo extendido firmado por Colombia en diciembre de 1999. En la reunión se establecerá la nueva meta de déficit fiscal para este año y el entrante.

Para Angelino Garzón este no será un encuentro protocolario, ni mucho menos de placer. La invitación tiene mucho más de fondo. No solo el Gobierno sino el FMI le presentarán un crudo panorama de las finanzas públicas y la urgencia de tramitar el proyecto pensional para evitar que esa bomba de tiempo explote en cualquier momento.

Ante este panorama Garzón tendría que 'ablandar' su posición y permitir que se lleve al Congreso un proyecto, sin que medie antes un gran acuerdo de concertación con sindicatos y empresarios que dilataría más la reforma y podría terminar en un fracaso como de hecho pasó con la concertación para la reforma laboral.

Sin embargo, el ministro es reacio a llevar una iniciativa que no sea el resultado de un gran pacto político y social. "Si unificamos criterios con el ministro de Hacienda sobre la reforma pensional convocamos a la concertación, de lo contrario no", enfatizó Garzón.

Dijo que durante su visita a Washington le pedirá flexibilización al FMI insistiéndole en la importancia de mantener políticas sociales. Garzón enfatizó que la reforma deberá ampliar la cobertura, fijar un subsidio de asistencia para las personas mayores de 65 años, respetar los derechos adquiridos y tocar los privilegios pero de aquellos trabajadores de ingresos altos.

El ministro de Hacienda, Juan Manuel Santos, considera, por su parte, que Washington es un buen escenario para discutir esta clase de temas aunque aclaró que la reforma pensional no se elaborará allí.

La razón de la presencia de Garzón en Washington es lograr que el ministro, quien tiene que llevar legalmente la iniciativa al Congreso, acepte un proyecto sin mayor concertación. Garzón ha dicho que se "haría a un lado" en caso de presentarse una iniciativa que no haya sido previamente acordada con partidos políticos, trabajadores y empresarios.

SALUD / FINO SUDA LA GOTA GORDA PARA SACAR PLAN DE SALVAMENTO



Colombia en diciembre de 1999. En la reunión se establecerá la nueva meta de déficit

momento.

Ante este panorama Garzón

que no sea el resultado de un gran pacto político y social. "Si unificamos criterios con el mi-

acordada con partidos políticos, trabajadores y empresarios.

Alianza de Gas Natural

La empresa Gas Natural suscribió una alianza con el Centro Colombiano de Responsabilidad para mantener una comunicación con la comunidad y realizar programas de capacitación de 25 mil niños y 5000 líderes comunitarios en lo relacionado con los usos del gas. Para lograrlo, la empresa invertirá 150 millones de pesos que cubren a por lo menos 20 comunidades de Bogotá.

Crece crédito lechero



Archivo / EL TIEMPO

La colocación de crédito nuevo al sector lechero se *incrementó en 80 por ciento con recursos por 20.000* millones de pesos entre enero y agosto del 2001 frente a igual periodo del año pasado, distribuidos en 1.200 proyectos, según el Fondo para el Financiamiento del Sector Agropecuario. En ese lapso se destacó el crecimiento de la línea de inversión para redes de frío que aumentó el 229 por ciento al pasar de 2.274 millones de pesos a 7.480 millones en el lapso enero agosto de 2001.

Solicitud de fusión

En días pasados se presentó ante la Superintendencia Bancaria el aviso de fusión en virtud del cual se pretende que Seguros Comerciales Bolívar S.A. absorba a Aseguradora El Libertador S.A. Sociedades Bolívar S.A. y algunas de sus empresas subordinadas, llevaron a cabo algunas negociaciones con accionistas minoritarios de Aseguradora El Libertador S.A. en virtud de las cuales dichos accionistas mediante contratos de permuta, adquirieron acciones de Sociedades Bolívar S.A.

SALUD / FINO SUDA LA GOTA GORDA PARA SACAR PLAN DE SALVAMENTO

Fino suda la gota gorda



GUILLERMO FINO

El próximo 31 de octubre se cumple el término legal para que el Seguro Social y el sindicato logren un acuerdo para desmontar parte de la Convención Colectiva de Trabajo. Si ese día no se logra un arreglo, el pacto colectivo quedará automáticamente renovado durante seis meses más.

Esto significaría que el déficit de un billón de pesos, que tiene hoy la entidad, subiría como espuma. Actualmente la nómina del ISS llega también al billón de pesos.

El acuerdo con el sindicato forma parte del plan de salvamento con el que Guillermo Fino arrancó en la presidencia del Seguro Social el pasado mes de julio. El ministro de Hacienda, Juan Manuel Santos ha condicionado un crédito por un billón de pesos a un arreglo con los trabajadores.

Junto con la reforma a la convención, que busca ahorrarle al ISS unos 90.000 millones de pesos al año, están también en veremos otros tres puntos básicos del convenio de Fino con el sindicato.

Está en manos de la Superintendencia de Salud, sin resolverse hasta hoy, la solicitud que hizo Fino para que se levante la sanción que le prohibe al ISS nuevos afiliados.

El presidente del Seguro Social indicó que se logró el margen de solvencia al llegar a acuerdos de pago con proveedores por 430.000 de los 455.000 millones de pesos de deudas. Sin embargo algunos consideran que con solo tener una cuenta a más de un mes, sin pagar, podría generarse una respuesta adversa.

Si la Supersalud levanta la sanción, el ISS podría tener unos 250.000 afiliados nuevos por año, que le significarían ingresos para superar la crisis.

La atención de 35.000 pacientes afectados por las llamadas enfermedades catastróficas (cáncer, sida, etc.) le cuestan anualmente al instituto 400.000 millones de pesos. Para superar esta situación Fino propuso, un fondo con el 15 por ciento de las UPC.

THE WALL STREET JOURNAL AMERICAS.®

1-14 VIERNES 28 DE SEPTIEMBRE DE 2001 http://interactivo.wsj.com

Una publicación de DOWJONES

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

LOS NUEVOS dueños de Telecom Italia, entre ellos Pirelli SpA, presentaron la nueva estrategia de la firma, que incluye la venta de algunos activos en el negocio de líneas fijas y el fortalecimiento de operaciones de telefonía móvil en América Latina, donde actualmente es uno de los cuatro mayores operadores celulares.

* * *

Comcast firmaría hoy un acuerdo de confidencialidad con AT&T, que abriría el camino para reanudar las negociaciones sobre una posible fusión de sus respectivos negocios de *televisión por cable*.

* * *

La OMC emitió el primer borrador de una nueva ronda de negociaciones comerciales haciendo un llamado a EE.UU., la Unión Europea y Japón para que abran sus mercados a los textiles, acero y productos agrícolas.

* * *

La junta supervisora de DaimlerChrysler pidió a su presidente, Juergen Schrempp, permanecer en su cargo hasta 2005 para reforzar la confianza del mercado financiero en la automotriz. Su contrato habría expirado en 2003. Lo mismo fue solicitado a Juergen Hubbert, quien encabeza Mercedes-Benz y Smart.

* * *

British Airways eliminará 190 vuelos semanales, *incluyendo 36 a EE.UU., y advirtió* que podrían haber mayores reducciones del servicio. La británica ya había anunciado 7.000 despidos y una reducción del 9% de su capacidad.

* * *

El multimillonario mexicano Carlos Slim planea vender su participación controladora del 48% en Prodigy Communications, proveedor de Internet de EE.UU., a la estadounidense SBC Communications. Se esti- adquirió los derechos de arrendamiento por 99 años, debaten cuál de las dos entidades tiene el derecho a decidir qué se construirá en el lugar donde se ubicaban las torres.

* * *

La OPEP acordó mantener sin cambio las cuotas de *producción de sus miembros y* programó otra reunión para el 14 de noviembre. EE.UU. había pedido a la organización no recortar la producción a pesar de la caída de precios del crudo.

* * *

Santander Central Hispano Investment redujo su pronóstico de crecimiento de la economía de América Latina para 2001 a un 0,6%. Antes de los atentados terroristas en EE.UU., *el pronóstico era 0,9%* La predicción para 2002 se rebajó a 1,6%, de 2,9%.

* * *

La industria bovina de Japón está sufriendo una rápida caída de precios, debido a la reducción de la demanda de carne tras el anuncio oficial el 22 de septiembre de la presencia de vaca loca en territorio nipón.

* * *

American Airlines, Delta Air Lines y United Airlines solicitaron al gobierno de EE.UU. retrasar seis meses el inicio de los siete vuelos semanales a Argentina desde EE.UU., por los que competían las aerolíneas.

* * *

Banco Bilbao Vizcaya Argentaria no reanudará la compra de las acciones que no posee en su filial argentina, Banco Francés. El banco canceló en julio la compra del 32% que aún está en manos de otros inversionistas, pero había dicho que aumentaría su participación cuando existieran mejores condiciones de mercado.

* * *

Maniobras desde la cabina

La audacia de los pilotos: lanzarse en picada e instar a los pasajeros a la rebelión.

MARTHA BRANNIGAN, EN ATLANTA, SUSAN CAREY, EN CHICAGO, Y SCOTT MCCARTNEY, EN DALLAS
Redactores de The Wall Street Journal

Mientras un vuelo de American Airlines con destino a San Diego se disponía a despegar desde Nueva York el pasado miércoles, los pasajeros recibieron un extraordinario mensaje del piloto.

"Quiero agradecerles por ser muy valientes y volar con nosotros", dijo el capitán. "No te*nemos ninguna nueva orden del gobierno por* lo que a partir de ahora, sólo dependemos de nosotros".

El silencio se apropió del avión que sólo estaba lleno hasta la mitad. "Sé que tienen miedo de los terroristas", prosiguió el piloto, asegurándole a los pasajeros que los controles de seguridad garantizaban que nadie tenía bombas o armas a bordo. Luego dio algunos consejos de cómo podrían reducir a un posible terrorista.

"Recuerden que aunque puede haber unos pocos terroristas ustedes son 60", dijo el piloto. *Citando las primeras frases de la constitución* estadounidense, agregó: "Somos el pueblo, no seremos vencidos".

Por ahora, miles de pasajeros de aerolíneas han escuchado arengas similares. Los mensajes son adaptados de discursos escritos por los pilotos para uso propio y luego enviados por correo electrónico a otros colegas.

Antes del 11 de septiembre, un piloto que expresara semejantes palabras hubiera sido considerado desequilibrado y podría haber sufrido sanciones disciplinarias. Sin embargo, hoy estas palabras son una mezcla del coraje y la *ansiedad que ha invadido a los pilotos*.

El gobierno esta tratando de ayudar. El jueves, el presidente George W. Bush dio a conocer planes que aumentan dramáticamente el número de alguaciles federales aéreos, el suministro de subsidios para fortalecer las puertas de las cabinas de mandos, y la inversión en nuevas tecnologías para la seguridad de las naves. Los planes también incluyen inversión *para instalar monitores de video en la cabina* de mando para alertar a los pilotos en caso de problemas en el resto del avión, entre otras medidas.

Al igual que el resto de las personas, los pilotos para prevenir tragedias futuras.

Algunos de ellos se enteraron de los ataques al World Trade Center y al Pentágono cuando estaban en sus cabinas o esperaban la hora de despegue.

Ahora, los pilotos dicen que sus carreras y prestigio no son las únicas cosas en juego a la hora de entrar a una cabina. También deben *enfrentar la posibilidad de hacer la imposible* elección entre las vidas de sus pasajeros o las de las personas en tierra.

Distintas recomendaciones para los pilotos sobre qué hacer ante el secuestro de un avión, desde las más convencionales, como el uso del hacha de emergencia para combatir a los terroristas hasta las más osadas — las que han sido rechazadas — como equipar a los avio*nes con granadas de humo para permitir que* los pasajeros sorprendan y reduzcan a los terroristas.



James Sovich

Por estos días, los pilotos analizan si es apropiado perder altura súbitamente, realizar un giro repentino o cualquier *otra maniobra arriesgada* para impedir un secuestro. Ellos y sus sindicatos enfrentan preguntas como si las puertas de las cabinas deben ser reforzadas para combatir los ataques y si los pilotos podrían portar armas.

Algunos pilotos dicen que en el momento de un secuestro intentaran automáticamente despresurizar la cabina de pasajeros, lo que causaría estragos en cualquiera que no tenga una máscara de oxígeno.

Y antes del despegue, muchas tripulaciones ahora tratan asuntos de seguridad tales como la planificación de las visitas al baño. Eso se suma a la tensión en la cabina, haciendo que *los viajes comerciales parezcan más bien una* operación militar.

En las últimas dos semanas desde los ataques, muchos pilotos han decidido por cuenta propia estar más vigilantes, asumir un control más estricto de su aeronave y comunicarse mejor con los pasajeros y la tripulación. Otros, como el piloto de American Airlines volando a San Diego, han tomado medidas más extre*mas*.

"Si alguien se para y muestra algo, como un cuchillo de plástico y dice 'este es un secuestro', esto es lo que quiero que hagan: Todos deben de ponerse de pie y lanzar todo tipo de obcómplices, hagan lo mismo con ellos. Lo más importante: Tírenle una manta encima y arrójenlo al suelo. Aterrizaremos en el aeropuerto más cercano y las autoridades tomarán el *mando a partir de ahí*".

Luego vino esto: "Ahora, ya que seremos una familia por las próximas horas, les pido que volteen hacia la persona que está a su lado, y al frente, preséntense, cuéntenles un poco sobre ustedes, y pídanles que hagan lo mismo".

El piloto estadounidense, quien pidió no ser identificado, dice que se inspiró de un correo electrónico de otros pilotos. Dice que decidió apartarse de las instrucciones convencionales para reforzar la confianza de sus pasajeros. Una mujer, manifiesta, le dijo que " por primera vez, sentí que tenía algo de control. Tenía un plan. Sabía que podía hacer algo".

Algunos aviadores creen que estos mensajes son superfluos o incluso peligrosos. "El capitán del vuelo que se estrelló en las afueras de Pittsburgh no hizo ese anuncio, y la gente en el avión supo que es lo que había que hacer", dice el capitán James Sovitch.

Pero otros pilotos consideran que es peligroso solicitar que los pasajeros, que no están entrenados para responder a esta clase de situaciones, tomen el asunto en sus manos.

Chip Munn, capitán de un avión A320 de US Airways cuya base está en Pittsburgh, asegura que el no se alejará del guión estandard para recibir a los viajeros antes del vuelo. Pero no vacila en ser gráfico a la hora de dar a copilotos y azafatas las instrucciones previas al vuelo. "Cuando les doy mi particular instrucción sobre seguridad, las azafatas se sorprenden", dice.

Denis Waldron, capitán de aviones 767-400 de Delta que ha volado para la aerolínea por más de 24 años, esta adoptando una visión más moderada que la sugerida en los correos electrónicos que están circulando. "Lo que he estado diciendo es únicamente para asegurarles *que están a salvo*", dice. "*Les estoy diciendo a* los viajeros que hemos revisado el avión, a los pasajeros, la tripulación y el equipaje".

Aún no se ha establecido cuántos pilotos han empezado a dar las instrucciones de seguridad a sus pasajeros, pero entrevistas con capitanes y viajeros confirman que el discurso se ha vuelto común en vuelos en esta semana.

Un vocero de American Airlines, que tiene *su sede en Fort Worth, Texas, señala que la ae*rolínea no le ha prohibido a sus pilotos seguir las instrucciones de los correos, pero les ha hecho énfasis en que deben seguir los anuncios regulares. Pueden "ser creativos, ser líderes y

* * *

El multimillonario mexicano Carlos Slim planea vender su participación controladora del 48% en Prodigy Communications, proveedor de Internet de EE.UU., a la estadounidense SBC Communications. Se estima que Slim invirtió unos US$450 millones en la empresa.

América Móvil, firma de telefonía inalámbrica, también propiedad de Slim, podría cancelar la emisión de un bono en Nueva York por US$500 millones.

* * *

Hitachi, japonesa de electrónicos, escindirá sus divisiones de electrodomésticos y equipos industriales, como parte de su plan para hacer más eficiente su negocio a través de fusiones y alianzas. La operación será concluida en abril de 2002.

* * *

La Comisión Europea podría bloquear la fusión entre Schneider SA y su rival Legrand SA, francesas de equipos eléctricos de bajo voltaje, debido a la duplicación de muchas líneas de productos.

* * *

La Autoridad de Puertos de Nueva York y Nueva Jersey, que construyó el World Trade Center, y el grupo privado que dos meses antes de los ataques

co francés. El banco canceló en julio la compra del 32% que aún está en manos de otros inversionistas, pero había dicho que aumentaría su participación cuando existieran mejores *condiciones de mercado*.

* * *

Lockheed Martin, estadounidense de aeronáutica, podría recibir un contrato por US$200 millones para rehabilitar 22 aeronaves de combate de la fuerza aérea venezolana, informó la prensa local.

* * *

Perú podría incluir a la hidroeléctrica Mantaro en su programa de privatización de 2003. Los beneficios de la venta se canalizarían al fondo de pensiones estatal Fonahpu, creado en 1998 para dar pagos especiales a pensionados.

* * *

Venezuela creará una nueva empresa para administrar la industria de gas natural, en sustitución de Pdvsa Gas, la filial de gas natural de la estatal Petróleos de Venezuela.

También aprobó una nueva ley de electricidad que autoriza un incremento de la inversión privada en el sector. El estado abastece el 88% de la electricidad del país.

Envíe sus comentarios a: americas@wsj.dowjones.com

tas de las cabinas de mandos, y la inversión en nuevas tecnologías para la seguridad de las naves. Los planes también incluyen inversión para instalar monitores de video en la cabina de mando para alertar a los pilotos en caso de problemas en el resto del avión, entre otras medidas.

Al igual que el resto de las personas, los pilotos están tratando de asimilar el horror del 11 de septiembre. Pero también confrontan la realidad de que son la última línea de defensa mejor con los pasajeros y la tripulación. Otros, como el piloto de American Airlines volando a San Diego, han tomado medidas más extremas.

"Si alguien se para y muestra algo, como un cuchillo de plástico y dice 'este es un secuestro', esto es lo que quiero que hagan: Todos deben de ponerse de pie y lanzar todo tipo de objetos hacia él, almohadas, mantas, libros, zapatos, cualquier cosa que lo haga perder el equilibrio y lo distraiga. Si tiene uno o dos pitanes y viajeros confirman que el discurso se ha vuelto común en vuelos en esta semana.

Un vocero de American Airlines, que tiene su sede en Fort Worth, Texas, señala que la aerolínea no le ha prohibido a sus pilotos seguir las instrucciones de los correos, pero les ha hecho énfasis en que deben seguir los anuncios regulares. Pueden "ser creativos, ser líderes y al mismo tiempo ser reflexivos sobre lo que está pasando. Hay cierta libertad'", dijo un vocero.

La lenta respuesta militar de EE.UU. pone en peligro el amplio apoyo a Bush

NEIL KING JR. Y CHIP CUMMINS
Redactores de
THE WALL STREET JOURNAL

WASHINGTON

Los asistentes del gobierno de George W. Bush dicen que continúan afinando metódicamente ideas para la respuesta militar a los ataques terroristas del 11 de septiembre, pero también reconocen que ese acercamiento tan paciente corre el riesgo de parecer demasiado lento e incluso tímido.

Con la esperanza de mantener el fuerte apoyo público del que ha disfrutado hasta el momento, el presidente Bush y sus principales asesores hicieron hincapié el jueves en que la campaña antiterrorista se desplegará lentamente, tendrá múltiples facetas y posiblemente no será satisfactoria para los estadounidenses.

Un ataque militar contra el líder terrorista Osama bin Laden y su extensa red, sugieren algunos asesores, todavía podría tardar una semana o más, ya que Estados Unidos busca identificar los blancos correctos y determinar cuál es la mejor forma de atacarlos.

"Nuestra voluntad va más allá de lo inmediato y el corto plazo", dijo Bush ante una multitud en el aeropuerto O'Hare de Chicago, flanqueado por un grupo bipartidario de líderes parlamentarios. "Necesitaremos paciencia y determinación para tener éxito".

Sin embargo, un importante funcionario del gobierno reconoció que la presión política a favor de una respuesta militar podría *aumentar en los próximos días*.

"Creo que hoy estamos bien, pero no estoy seguro de cuál será mi respuesta más adelante", dijo, y agregó que el gobierno podría enfrentar "mucha ansiedad si no ocurre nada en una o dos semanas".

Algunas autoridades de Estados Unidos han insinuado que el principal obstáculo es la falta de información de inteligencia acerca de dónde están Bin Laden y sus aliados. "Hay mucho que no sabemos", dijo el funcionario.

Pero miembros de los servicios de inteligencia disputan el hecho de que la demora se deba a la falta de conocimientos.

Un funcionario de inteligencia dijo que el problema reside en la necesidad de resolver los detalles de una estrategia mucho más amplia relacionada con "qué atacamos y cómo".

Por supuesto, también es posible que acciones encubiertas a las que no se puede dar publicidad ya estén en marcha, o que tanto hablar de la necesidad de ser pacientes sólo sea una fachada para alguna acción inminente.

Sin embargo, para la Casa Blanca el problema es que los retrasos que están a la vista de todos pueden erosionar el amplio apoyo político del que ha gozado Bush hasta la fecha, un riesgo que, irónicamente, puede ser más grave dentro del propio partido del presidente.

Mientras hay pocas señales de impaciencia pública, algunos de los representantes de la línea dura dentro del Partido Republicano se han quejado de que el gobierno en general y el secretario de Estado, Colin Powell, en particular, han optado por un enfoque demasiado cauteloso que se inclinó en gran parte por formar una coalición internacional para luchar contra el terrorismo.

El peligro para Bush es que esas voces pueden alzarse durante los próximos días. Y mientras el gobierno se abstiene de la acción militar, podrían surgir acciones sobre el terreno que podrían dificultar el movimiento.

Durante este próximo fin de semana, por ejemplo, un grupo de clérigos pakistaníes viajarán a Afganistán a conversar con el régimen talibán acerca de cómo pueden convencer a Bin Laden para que abandone su santuario afgano. Sería incómodo que EE.UU. *atacara mientras se realizan* esos esfuerzos.

Además, el embajador talibán en Pakistán afirmó el jueves que los líderes religiosos enviaron un mensaje a Bin Laden pidiéndole que abandonara voluntariamente el país. Esas declaraciones indicaron por primera vez que el gobierno talibán conoce, de hecho, el paradero de Bin Laden.

Mientras tanto, Jesse Jackson, el líder estadounidense defensor de *las libertades civiles*, está contemplando realizar una "misión de paz" a la zona para conversar con los líderes talibanes. Su presencia también complicaría la planificación militar.

Pero funcionarios gubernamentales continúan insistiendo en que el enfoque metódico, que incluye medidas diplomáticas y financieras contra el terrorismo, es el que tiene más probabilidades de tener éxito a la hora de frenar la red Al-Qaeda de Bin Laden. Al mismo tiempo, EE.UU. si parece estar planeando medidas militares en contra de las numerosas células de la red terrorista, incluso más allá de Afganistán.

"La inteligencia que estamos buscando no es tanto acerca de dónde está [Bin Laden], sino cuál es el paradero y las capacidades de su red", dijo un importante funcionario. "Eso es lo que vamos a atacar".

Las agencias de publicidad se aprietan el cinturón

SUZANNE VRANICA
Redactora de The Wall Street Journal

La avenida Madison, en Nueva York, conocida porque en ella se encuentran las oficinas de las principales agencias de publicidad, se prepara para otra gran ronda de despidos masivos, debido al impacto de los atentados terroristas.

Las *agencias de publicidad* y de marketing han venido sintiendo la menor actividad desde enero, cuando por varias empresas dejaron en claro que gastarían menos dinero en promoción. Pequeñas agencias de publicidad cerraron o se fusionaron, mientras que las grandes despidieron hasta un total de 18.125 personas, según cálculos de la firma de reclutamiento, Talent Zoo. Esto significa que uno de cada cuatro de los alrededor de 72.500 empleados de las 200 principales agencias ha perdido su empleo este año, dice Talent Zoo, que se basa en llamados de personas despedidas y su propia investigación.

El ataque del 11 de septiembre empeoró la situación de las agencias de publicidad debido a que muchos millones de dólares que estaban destinados a campañas de marketing y publicidad fueron congelados por muchas empresas.

Algunas proyecciones estiman que el gasto en publicidad caerá hasta un 9% este año, y otro 2% el año próximo. Grandes anunciantes como bancos y firmas de inversión han cancelado parte de sus comerciales publicitarios. Las aerolíneas, hoteles automotrices y minoristas están haciendo lo mismo.

"No hay duda: tenemos que hacer algo para manejar costos", dice Marc Particelli, presidente ejecutivo de Modem Media, una firma de Connecticut, controlada por Interpublic Group, de Nueva York. El miércoles, Modem Media despidió al 7% de sus 616 empleados. La firma dice que se vio obligada a recortar gastos y cerrar su oficina en Nueva York. Entre sus grandes clientes está Delta Air Lines.

2002, el año de vivir peligrosamente

Perspectivas de dos de los principales protagonistas publicitarios en EE.UU.

Omnicom Group

Matriz neoyorquina de BBDO Worldwide, DDB Worldwide, Goodby Silverstein & Partners of San Francisco, y de otras firmas publicitarias y de marketing

TIPO DE INGRESO	EST. PREVIO	EST. ACTUAL
Crec. sectorial	3,6%	–1,3%
Nuevos negocios	5,6%	5,6%
Crec. proyectado	9,2%	4,3%

Interpublic Group

Matriz neoyorquina de FCB Worldwide, McCann-Erickson Worldgroup, Lowe Lintas & Partners y otras publicitarias

TIPO DE INGRESO	EST. PREVIO	EST. ACTUAL
Crec. sectorial	3,6%	–2,0%
Nuevos negocios	3,0%	2,3%
Crec. proyectado	6,6%	0.3%

Fuente: Estimados de Credit Suisse First Boston para el año fiscal de 2002

Paul Hammersley, presidente ejecutivo de Lowe Lintas & Partners, del grupo Interpublic, dice que su firma despidió a 50 de sus 700 trabajadores en julio.

En los primeros meses de 2001, la mayoría de las grandes compañías de publicidad generaron US$10.600 millones en nuevos negocios. Esta cifra es un 9,4% menor a los aproximados US$11.700 millones del mismo período del año pasado, según una investigación realizada por Credit Suisse First Boston.

La red FCB de Interpublic Group despidió hace unas pocas semanas entre 70 y 80 personas de su nómina de 750 empleados en Nueva York, luego de perder alrededor de US$400 millones en ingresos, ya que AT&T Wireless Services eligió a una agencia publicitaria rival.

ECONÓMICAS

CIFRA DEL DÍA
2,1 % crecimiento económico de Colombia para el 2001 según el FMI.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR		MONEDAS		
Tasa representativa del mercado	$ 2.328,49	*Dólares por libra en N.Y.*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual*				*Pesos por*	Compra	Venta
Casa de cambio (c)	$ 2.120,00	Hoy	0,68	Hoy	22,38	Hoy	925,91	DTF	11,89%	HOY	$ 120,4714	Bolívar	3,13	3,23
Casa de cambio (v)	$ 2.160,00	Ayer	0,66	Ayer	21,81	Ayer	924,01	DTF Trimestre anticipado	11,08%	MAÑANA	$ 120,4818	Dólar (Ecuador)		$ 2.328,49
								TBS Efectivo anual Bancos a 90 días	11,29%			Peso mexicano		$ 248,89

Dudas sobre el nuevo peso

La Comisión Tercera de la Cámara aplazó para la semana entrante la aprobación del proyecto que elimina los tres ceros en billetes y monedas ante las dudas sobre un impacto negativo en la inflación, los temores de la dolarización y los costos. El representante Luis Salas advirtió que después de una simulación matemática comprobó que se pierden 50 millones de pesos por cada 10.000 millones de pesos que se transen en el mercado porque ya no se tendrá en cuenta el último dígito. Por ejemplo, 50.186 pesos serían 50 pesos con 18 centavos. Es decir, se perderían 6 pesos. Y así sucesivamente.

Crecimiento agropecuario


Crecimiento PIB
Sector Agropecuario (%)
1996-2000
1996 0,52
1997 1,06
-0,87 1998
1999 3,24
2000 5,11
Fuente: Ministerio de Agricultura.

Con el propósito de elevar a 6 por ciento el crecimiento del sector agropecuario este año, el ministro de Agricultura, Rodrigo Villalba, intensificó sus acuerdos de competitividad en distintas sector productivos. Esta semana firmó más de 10 con tabacaleros y productores lácteos con el mismo fin, y confirmó una suficiente oferta de recursos a través del Fondo Financiero Agropecuario (Finagro).

Resguardos indígenas

La Junta Directiva del Incora, aprobó la constitución de 9 resguardos, nuevos, que beneficiarán a 872 familias de las comunidades Embera-Chamí, Wayúu, Yanacona, Páez y Pijao y que representan un total de 7.199 hectáreas de tierra, de las cuales 5.004 corresponden a baldíos y 2.195 hectáreas a 26 predios que hacen parte de los bienes del Fondo Nacional Agrario. Según el Ministro de Agricultura, Rodrigo Villalba quien presidió la junta directiva del Incora, Con esta legalización se favorecen más de 4.800 indígenas de 8 departamentos de Colombia.

Exhiben carro de Montoya

Como parte de la celebración del aniversario número

PROYECTO / LÍNEAS DE CRÉDITO PARA MICROEMPRESARIOS

Bancos arrendarán con opción de compra

El Gobierno presentó una reforma al Estatuto Financiero. Se le exigirá a las entidades de crédito mayor transparencia en la información al público.

Las corporaciones de ahorro y vivienda y los bancos hipotecarios, que están encartados con un inventario de inmuebles devueltos por sus clientes, tendrán una alternativa para agilizar su venta y recuperar recursos. Se les permitirá *arrendar viviendas con una opción de compra.*

Así quedó contemplado en un proyecto de ley que presentó ayer el Gobierno al Congreso y que les permite a estas entidades, por primera vez, incursionar en esta clase de operaciones que hasta el momento eran de competencia exclusiva de las compañías de leasing o arrendamiento financiero.

De acuerdo con el proyecto de Reforma al Estatuto Financiero presentado por el ministro de Hacienda, Juan Manuel Santos, y la Viceministro Técnica, Catalina Crane, una entidad financiera podrá celebrar un contrato con un cliente para arrendarle una casa o un apartamento durante un tiempo determinado pero con la condición de que lo compre.

De esta manera se facilitaría la venta de inmuebles en dación en pago que llegaban a 8.104 unidades en julio pasado por un monto total de 545.217 millones de pesos, según datos del Instituto Colombiano de Ahorro y Vivienda (Icav). Las condiciones de los nuevos contratos serían reglamentadas por el Congreso. Este sistema se podría extender, además, a toda

Bienes recibidos en pago
Entidades hipotecarias

	Dic/00	Dic/01
Número de viviendas	9.557	8.104
Valor de viviendas	583.461	545.217

Fuente: Icav.

al mercado extrabancario, que le cobra intereses por encima de la usura porque la banca no le otorga financiación.

En el proyecto se autoriza a las compañías de financiamiento comercial para que reciban préstamos de otras entidades de crédito para la realización de operaciones de microcrédito.

Con el fin de que haya mayor transparencia en la información al público sobre las entidades de crédito, se establece que éstas deberán suministrar a sus clientes los datos que requieran. En tal sentido, no estará sujeta a reserva la información correspondiente a los activos y al patrimonio de las entidades vigiladas. La información financiera que se presente al público deberá hacerse en tasas efectivas para que la gente sepa exactamente qué le están cobrando y la letra menuda tendrá que quedar lo más clara posible.

ECONOMÍA

FMI prevé un menor crecimiento

Colombia es el país que sale menos mal librado en Latinoamérica dentro de las previsiones de crecimiento económico mundial para este año divulgadas ayer por el Fondo Monetario Internacional (FMI).

Los ataques terroristas el 11 de septiembre en Nueva York y Washington han aumentado los factores de riesgo de una agudización de la desaceleración económica mundial, reconoció el organismo, aunque señaló que "no estamos en recesión" y admitió que lo más probable es que Estados Unidos sí tenga un crecimiento negativo.

El FMI prevé un crecimiento mundial de 2,6 por ciento este año (1,3 por ciento para Estados Unidos) e inferior a 3,5 por ciento en el 2002, estimaciones que no incluyen los efectos de los atentados terroristas y que considera moderados. A Latinoamérica le redujo de 3,7 a 1,7 por ciento su previsión de crecimiento económico.

El ministro de Hacienda, Juan Manuel Santos, destacó que Colombia no salió tan mal librada, pues la estimación del FMI es de un crecimiento de 2,1 por ciento fren-

Agrario. Según el Ministro de Agricultura, Rodrigo Villalba quien presidió la junta directiva del Incora, Con esta legalización se favorecen más de 4.800 indígenas de 8 departamentos de Colombia.

Exhiben carro de Montoya

Como parte de la celebración del aniversario número 43 del Fondo Rotatorio del Ejército Nacional, la empresa Compaq, que patrocina a Juan Pablo Montoya, exhibirá el carro de fórmula 1 del piloto colombiano hoy. La exhibición se realiza en el marco de una feria donde se ofrecerán equipos Compaq con descuentos para los compradores. El carro estará exhibido en la carrera 50 con calle 18 en la ciudad de Bogotá.

muebles en dación en pago que llegaban a 8.104 unidades en julio pasado por un monto total de 545.217 millones de pesos, según datos del Instituto Colombiano de Ahorro y Vivienda (Icav). Las condiciones de los nuevos contratos serían reglamentadas por el Congreso. Este sistema se podría extender, además, a toda clase de vivienda *que sea de propiedad de una* entidad financiera.

Microcréditos

El proyecto también le permite a los microempresarios tener acceso a los créditos del sistema financiero. Actualmente, un pequeño productor tiene en muchos casos que recurrir

serva la información correspondiente a los activos y al patrimonio de las entidades vigiladas. La información financiera que se presente al público deberá hacerse en tasas efectivas para que la gente sepa exactamente qué le están cobrando y la letra menuda tendrá que quedar lo más clara posible.

Adicionalmente, se establece una figura de desmonte progresivo de entidades financieras que estén en problemas para evitar que se vean afectados los depósitos de los ahorradores. Los activos (cartera) de la entidad se trasladarán a un patrimonio autónomo mientras que los pasivos (depósitos) se pasarán a otra entidad financiera para que los administre.

económico.

El ministro de Hacienda, Juan Manuel Santos, destacó que Colombia no salió tan mal librada, pues la estimación del FMI es de un crecimiento de 2,1 por ciento frente al 2,4 por ciento del gobierno colombiano, que ya la había reducido desde un 3,8 por ciento.

A México, por ejemplo, se la redujo la tasa del 6 a 0 por ciento.

Sun Microsystems Inc. ha reclutado 32 compañías para conformar una alianza de identificación en línea que competirá con el prominente sistema Passport de Microsoft Corp. El esfuerzo permitirá que usuarios de PC, celulares y otros productos puedan tener acceso a servicios en Internet registrándose solo una vez.

* * *

Goldam Sachs reportó una caída del 43% en sus utilidades trimestrales, mientras que Bear Stearns Cos. dijo que sus ganancias bajaron un 26%. Difíciles las condiciones del mercado afectaron los rendimientos en las firmas.

* * *

Lycos Europa esta en conversaciones para vender su división de acceso a Internet en Alemania. La compañía esta estudiando varias propuestas de firmas europeas y se espera que en Octubre haga un anuncio oficial.

* * *

Reliant Resources, estadounidense de energía, esta a punto de cerrar un acuerdo para adquirir a su par Orion Power Holdings por US$2.900 millones, dijeron personas familiares al asunto.

ción de solicitar préstamos en el extranjero a Electrobrás, con el objetivo de impulsar la inversión ante la peor crisis eléctrica en la historia del país. La eléctrica buscará financiamiento externo para completar una serie de inversiones para expandir su abastecimiento eléctrico .

* * *

La bolsa de valores de Venezuela comenzará a negociar bonos corporativos locales, en lotes mínimos por US$1.350, con la intención de incrementar el volumen de operaciones. La bolsa dijo que para octubre también negociará los bonos de deuda pública nacional. El valor diario de operaciones ha caído de US$22 millones hace tres años, a US$1 millón en el 2001.

* * *

El indicador líder para México, que mide la direccón de la economía, cayó un 0,2% en julio, según Conference Board, firma de investigación financiera. Cuatro de los seis componentes de este índice cayeron en el mes, incluidos el precio del crudo en refinería de EE.UU., y el precio de acciones.

Envíe sus comentarios a: americas@wsj.dowjones.com

este hijo y ha cooperado ampliamente con varias investigaciones federales acerca de las

inversión, dijo el ejecutivo de Carlyle.

Pero un financiero extranjero con vincu-

sidente George W. Bush se haya reunido con ninguno de los Bin Laden.

Un día con Bush y cómo ha cambiado

JIM VANDEHEI
Redactor de The Wall Street Journal

WASHINGTON

Como todos los martes, a las 5:30 de la madrugada, el presidente George W. Bush ya estaba en pie el 25 de septiembre, el día en que se cumplían dos semanas de los ataques terroristas.

Sacó a pasear a su perro Barney, hojeó los diarios y comió un plato de cereal, poco dispuesto a esperar por el desayuno que tendría en una hora con los líderes del Congreso.

Incluso en estos momentos difíciles, tener una agenda normal es una razón de orgullo para este mandatario: se acuesta y levanta temprano. Pero el presidente y su presidencia cambiaron para siempre.

El mandatario suele parecer más serio, más severo y más consciente que la imagen que proyecta según parlamentarios y asesores cercanos.

A pesar de haber sido un unilateralista durante gran parte de sus ocho meses en el poder, ha encontrado una nueva y cómoda confianza en los líderes extranjeros, llamándolos por la mañana desde el Salón Oval y desde su residencia por las tardes.

Sorprendentemente, dicen sus asesores, Bush está mostrando un interés mucho menor por los temas internos, al menos con los que no guardan una relación con los atentados.

Mientras tanto, en la conducción de asuntos internos y externos, ha formado con los demócratas el tipo de alianza en el congreso de la que sólo habló durante su campaña, pero que hasta ahora no había forjado.

"Los ataques terroristas tuvieron un impacto personal en él y también afectaron su agenda", dice Dan Bartlett, uno de sus principales asesores. "Sus días han cambiado".

En este día, camina por el Salón Oval a las 6:42 de la mañana para prepararse para su reunión-desayuno a las 7:15 con los líderes parlamentarios demócratas y republicanos.

Bush, con una camisa blanca recién planchada, corbata, traje azul y una bandera estadounidense en la solapa, le pide al mayordomo de la Casa Blanca un plato de fruta. "¿No necesita más alimentos?", bromea Trent Lott, líder de la minoría republicana en *el senado. Bush confiesa que ya comió un plato de cereal.*

Y pasa rápidamente al tema principal: los preparativos de guerra. Bush ha convertido el mantener informados a los principales parlamentarios es una de sus prioridades y ha establecido una relación particularmente cálida con Thomas Daschle, el líder de la mayoría demócrata en el senado.

Pero es Dennis Hastert, el vocero republicano de la cámara de Representantes, un sencillo y trabajador político de Illinois, a quien Bush considera como su representante más valioso en el parlamento. Hastert ha mantenido a raya a los republicanos de línea dura, como Tom DeLay, el líder de la mayoría republicana en la cámara baja.

El presidente pone fin a la reunión después de una hora. "Tengo que ir a ver al director de la CIA", le dice a Lott. En el Salón Oval, George Tenet, el director de la CIA le informa de los últimos acontecimientos.

El *mandatario no lee muy minuciosamen*te los diarios y rara vez hace o recibe llamadas informativas por la noche. La reunión con Tenet es la primera mirada detallada a los últimos eventos y posibles puntos conflictivos en el mundo. Después se entera de lo que está pasando en casa y de los últimos avances en la investigación de los atentados terroristas de boca de John Ashcroft, procurador general de EE.UU. y Robert Mueller, el director de la Oficina Federal de Investiga*ción (FBI).*

Bush, una persona que delega por naturaleza, se ha apoyado mucho en sus asesores militares y de inteligencia. Y aunque ha dejado la mayoría de las decisiones militares diarias en manos del Pentágono, ha mostrado un interés renovado en la imagen que proyecta.

Después de los atentados, ordenó una "reunión de mensajes""diaria con su equipo *de comunicaciones y hasta ha redactado al*gunos de sus discursos. "No estoy diciendo que se sienta a esperar la inspiración""pero el mandatario pasa mucho tiempo pensando acerca de lo que dice, afirma un asesor.

Luego, Bush se dirige a un salón de la Casa Blanca donde su equipo de seguridad le brinda otro informe. Generalmente este es el primer contacto con el secretario de Estado Colin Powell, quien ha sido blanco de las críticas de los republicanos más tradicionales por su énfasis en una diplomacia cautelosa. Pero Bush se ha puesto del lado de Powell en gran parte de las discusiones internas.

El resto del día es menos estructurado. El martes se encontró más entrada la mañana en el Salón Oval de la Casa Blanca con Jonichiro Koizumi. Bush tenía preparado un regalo: un póster firmado por Gary Cooper de A la hora Señalada, la película preferida del primer ministro japonés. Los asesores dicen que el presidente ha usado tanto su carisma como su poder para construir una coalición internacional contra bin Laden y el terrorismo.

Luego del almuerzo, fue llevado a la sede central del FBI para una animada charla.

Los amigos del presidente creen que esta crisis pone a prueba sus fuerzas. Mientras los críticos siguen cuestionando su competencia y capacidad para ponerse a la altura de la situación, la primera dama Laura Bush ha dicho que su marido aparece en los eventos públicos con "una nueva luz", según su vocera Noelia Rodríguez.

"Siempre ha tenido esa extraordinaria capacidad para definir claramente un desafío, definir la misión y rodearse de gente capaz", dice el secretario de Comercio Donald Evans, un amigo de años de Bush. " La crisis lo ha obligado a concentrarse. El presidente cree que "si tienes demasiados objetivos, finalmente no tienes ninguno", asevera Evans.

A fines de la tarde, Bush se reunió con lo que se llama su equipo de "consecuencias internas". El tema del día fue un nuevo plan federal de seguridad para los aeropuertos estadounidenses. Pero está menos involucrado en los asuntos locales. "De aquí a dos o tres años, este presidente seguirá concentrado en cómo derrotar a esta red terrorista", dice Bartlett.

Durante las tardes, Bush todavía sale a correr, "para "reflexionar", dice un asesor. El martes, luego de algunos informes de última hora, el primer mandatario y su esposa se juntan con otras dos parejas para una cena tranquila en los suburbios de Virginia.

Menudo trabajo para 'POTUS'

Para George W. Bush, presidente de Estados Unidos (POTUS), los días posteriores al 11 de septiembre son una mezcla de rutina con lo extraordinario.



David Smith

5:30 a.m. Se levanta, pasea los perros
6:00 Lectura de titulares y recuadros de los diarios
7:00 Llamadas a líderes del mundo
8:00 Informe I: director CIA, Tenet
8:30 Informe del procurador general Ashcroft y director FBI Mueller
9:00 Conversaciones con consejeros políticos
9:30 Informe III: Consejeros de seguridad nacional, secretario de Estado Powell
10:00 Espacio para reunirse con líderes extranjeros; consulta con el vicepresidente
Mediodía Almuerzo, comedor privado
1:00 Apariciones públicas. Visita a iglesias, hospitales, FBI, etc.
4:00 Reunión con el 'Grupo de Consecuencias Internas' de la Casa Blanca acerca de lo que resta de la agenda legislativa de la administración
5:00 Actualización sobre la guerra por el Consejo de Seguridad Nacional
7:00 Cena
9:00 Lectura de libros y Biblia
10:00 Apaga las luces



Cambio de fondo en publicidad de aerolíneas: hablarían de seguridad

ANDY PASZTOR Y MELANIE TROTTMAN
Redactores de The Wall Street Journal

En su lucha por revertir la dramática caída del trafico de pasajeros aéreos, líderes de la industria de las aerolíneas están considerando una amplia campaña publicitaria que hubiera sido una anatema antes de los secuestros del 11 de septiembre. Su lema principal: reafirmar el tema de la seguridad. Eso podría ser arriesgado.

"Con la preocupación del público sobre el tráfico aéreo en su momento más álgido, las aerolíneas han retirado sus anuncios tradicionales. Líderes de la industria creen que se necesitará algo dramático para revertir la caída en el tráfico.

Por primera vez desde los años 30, cuando estrellas de Hollywood como Helen Hayes aparecieron en avisos de aerolíneas haciendo énfasis en su confianza en los aviones comerciales, la seguridad puede reaparecer como el centro de la publicidad para atraer a los posibles viajeros. Con extrañas excepciones, la industria se ha opuesto a la publicidad de seguridad.

La actual y difícil situación de la industria ha sobrepasado los reparos. Boeing esta reexaminando su propia estrategia publicitaria y en las próximas semanas se esperan nuevas decisiones a cerca de la campaña más amplia.

Consultores de marca también cuestionan la estrategia. Claramente, seguridad per se no puede ser un mensaje primario en este momento porque básicamente sugiere que antes no era seguro o que hicieron algo equivocado", dice Claude Salzberger, presidente de FutureBrands, firma de asesoría de marcas.

"Creo que entre más tiempo esperen, más daño se harán", dijo John V. Allen, socio de Lippincott & Marguilies, firma de asesoría de identidad y manejo de marca de Nueva York. "Una de las claves para la fortaleza de una marca es conocimiento. Y entre más tiempo desaparezca, la gente olvida.

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS.®

1-14 JUEVES 27 DE SEPTIEMBRE DE 2001 http://interactivo.wsj.com

Una publicación de DOW JONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

COCA-COLA y Procter & Gamble abandonaron sus planes de crear una empresa conjunta para sus negocios de jugos y refrigerios. La unión hubiera creado una empresa con cerca de US$4.200 millones en ventas anuales. El pacto había sido criticado por analistas, quienes anticipaban que era un mal negocio para Coca-Cola.

* * *

La Organización de Países Exportadores de Petróleo reconoció que presiones de EE.UU. tras los ataques terroristas y la incertidumbre de cómo responderá Washington a éstos les impidió recortar la producción de crudo para estimular los precios. Se estima que cualquier cambio se decida en noviembre.

* * *

America Online Latin America reducirá su fuerza laboral un 7,6%, o 133 puestos, para mejorar su eficacia operativa. La mayor reducción será en su oficina en Argentina, dadas las condiciones económicas actuales en el país sudamericano.

* * *

Delta Air Lines recortará 13.000 empleos y reducirá su capacidad un 15%. La aerolínea estadounidense ha congelado las contrataciones y eliminado los gastos discrecionales.

Air Canada anunció 9.000 despidos, después de que el gobierno de Canadá libró a la empresa del compromiso de no realizar recortes de personal antes de marzo de 2002. La aerolínea dijo que también reducirá sus vuelos en un 20%.

* * *

Sun Microsystems Inc. ha reclutado 32 compañías para conformar una alianza de identificación en línea que competirá con el prominente sistema Passport de Microsoft Corp. El esfuerzo permitirá que usuarios de PC, celulares y otros

El gobierno chileno subastará en la bolsa de valores de Santiago su participación del 36% en Empresa Eléctrica Colbun Machicura. La venta de 3.190 millones de acciones significará ingresos mínimos por US$142,8 millones al país.

* * *

Lloyd's of London, aseguradora británica, calcula que desenbolsará US$1.900 millones para cubrir los reclamos relativos a los ataques terroristas del 11 de septiembre en EE.UU. La firma indicó que podrá absorber las pérdidas, aunque analistas estiman que el impacto será enorme porque la compañía está especializada en muchas de las líneas de negocio afectadas.

* * *

El FMI rebajó su pronóstico para el crecimiento del producto interno bruto global del 3,5% al 2,6% este año y del 3,9% al 3,2% en 2002. Los ataques en Nueva York y Washington, dijo, inyectaron un mayor grado de incertidumbre en un panorama económico global que ya era sombrío. Según el FMI, una tasa del 2,5% podría ser el umbral para definir una recesión mundial.

* * *

Honda Motor redujo su pronóstico de producción en Brasil de 25.000 vehículos a 22.000 para 2001, un 12% menos, a raíz de la drástica caída en ventas tras los ataques terroristas en EE.UU. La japonesa dijo que no recortará personal Brasil.

* * *

El consejo monetario de Brasil suspendió la prohibición de solicitar préstamos en el extranjero a Electrobrás, con el objetivo de impulsar la inversión ante la peor crisis eléctrica en la historia del país. La eléctrica buscará financiamiento externo para completar una serie de inversiones para expandir su abastecimiento eléctrico

Los buenos vínculos de los Bin Laden

Un banco de inversión liga a la familia con Bush padre y la elite de EE.UU.

DANIEL GOLDEN Y JAMES BANDLER EN BOSTON, Y MARCUS WALKER EN HAMBURGO
Redactores de The Wall Street Journal.

Si Estados Unidos aumenta su gasto en defensa en su lucha por detener las supuestas actividades terroristas de Osama bin Laden, puede que haya un inesperado beneficiado: la familia Bin Laden.

Entre sus amplios intereses comerciales, el adinerado clan saudita, que asegura estar distanciado de Osama, es uno de los inversionistas en Carlyle Group, el bien conectado banco de inversión de Washington DC que se especializa en las adquisiciones de compañías aerospaciales y de defensa.

A través de sus inversiones y sus lazos con la familia real de Arabia Saudita, la familia Bin Laden ha conocido a algunos de los nombres más importantes del Partido Republicano. En los últimos años, el ex presidente George Bush, el ex secretario de Estado James Baker y el ex secretario de Defensa, Frank Carlucci, han peregrinado a las oficinas principales de la familia en Jeddah, Arabia Saudita. Bush padre da discursos a nombre del Carlyle Group y es asesor de su fondo Asian Partners, mientras que Baker es su abogado y Carlucci es el presidente del directorio del grupo.

Osama es uno de los 50 hijos de Mohammed bin Laden, quien construyó gran parte del Saudi Binladin Group, el negocio de la familia, valorado en US$5.000 millones, gracias en buena medida a los contratos de construcción del gobierno saudita. Osama trabajó brevemente en la empresa familiar y se cree que heredó hasta US$50 millones en efectivo y acciones de su padre, aunque no tiene acceso a los títulos, dice un portavoz de la familia. "Debido a que su ciudadanía saudita fue revocada en 1994, Bin Laden no es elegible para poseer ningún tipo de activos en el país", añadió el portavoz.

El clan Bin Laden renegó hace tiempo de este hijo y ha cooperado ampliamente con varias investigaciones federales acerca de las actividades de Osama. El negocio familiar, encabezado por Bakr, medio hermano de Osama, personifica la alianza entre Arabia Saudita y EE.UU. contra la que el supuesto terrorista suele protestar. Después del atentado de 1996 en Dhahran, Arabia Saudita, que mató a 19 soldados estadounidenses con un camión bomba, el Saudi Binladin Group construyó campamentos militares y aeródromos para las tropas de EE.UU.

Pero la Oficina Federal de Investigaciones (FBI, por sus siglas en inglés) envió hace poco citaciones judiciales a los bancos que usa la familia Bin Laden buscando documentos de los negocios del grupo, según una persona cercana al tema. La citada fuente dijo que las citaciones judiciales no eran una señal de que el FBI hubiese encontrado algún proceder sospechoso de la familia. Fuentes cercanas a la familia aseguraron que los Bin Laden realizan gran parte de sus actividades bancarias con el National Commercial Bank en Arabia Saudita y con la filial londinense de Deutsche Bank. También utilizan Citigroup y ABN Amro, añadieron las mismas fuentes.

Un vocero del grupo dijo que no tenía conocimiento de las citaciones pero la familia les da la bienvenida porque no tiene nada que ocultar.

"Si hay alguna compañía conectada con EE.UU. y su presencia en Arabia Saudita, es el saudita Binladin Group", dice Charles Freeman, director general del Consejo de Política de Medio Oriente, un influyente organismo sin fines de lucro con sede en Washington D.C. que recibe millones de dólares cada año de la familia Binladin. "Ellos son la clase dirigente que Osama intenta derrocar".

Un ejecutivo de Carlyle, que habló con la condición de mantener el anonimato, temiendo algún tipo de castigo, dijo que la familia Bin Laden invirtió US$2 millones en 1995 por medio de una firma de inversión de Londres en el Carlyle Partners II Fund, que recaudó US$1.300 millones en total. El fondo ha comprado varias compañías aeroespaciales entre los 29 negocios realizados. Por ahora, la familia ha recibido US$1,3 millones de retorno de inversiones ya completadas y debería recibir un 40% en retornos anuales de inversión, dijo el ejecutivo de Carlyle.

Pero un financiero extranjero con vínculos con la familia Bin Laden dice que la inversión total de ésta con Carlyle es mucho mayor. Ese financiero denominó los US$2 millones como una contribución inicial.

El ejecutivo de Carlyle añadió que lo pensaría dos veces antes de aceptar cualquier inversión futura de los Bin Laden.

Las autoridades filipinas han identificado a Mohammed Jamal Khalifa, quien se casó con una hermana de Osama Bin Laden, como el cofundador de un grupo terrorista islámico que ha reclamado públicamente responsabilidad por explotar un barco de carga e incendiar distintas poblaciones.

Un vocero de los Bin Laden rechazó estas acusaciones, diciendo que Khalifa ha estado viviendo pacíficamente en Arabia Saudita durante muchos años, y que si tuviera nexos terroristas, las autoridades sauditas lo hubieran arrestado.

En medio del furor, algunas personalidades estadounidenses se están distanciando de la familia Bin Laden. El presidente Bush padre, por ejemplo, dijo a través de su jefe de personal, Jean Becker, que sólo recuerda un encuentro con la familia Bin Laden, el cual tuvo lugar en noviembre de 1998. Becker confirmó que hubo una segunda reunión en enero de 2000.

"El presidente Bush no tiene ninguna relación con la familia Bin Laden", dice Becker. "Los ha visto dos veces". Carlucci rehusó hacer comentarios. El ejecutivo es también ex presidente de Nortel Networks Corp. que se ha asociado con las empresas conjuntas de telecomunicaciones del Bin Laden Group.

Baker visitó a la familia Bin Laden tanto en 1998 como en 1999, de acuerdo con personas cercanas al clan. En la segunda oportunidad, viajó en el avión privado de la familia. Baker rehusó hacer comentarios.

El ex presidente Jimmy Carter se reunió a principios de 2000 con 10 hermanos de Bin Laden en un viaje de recaudación de fondos para el Carter Center en Atlanta. De acuerdo con John Hardman, director ejecutivo del centro, los hermanos le dijeron a Carter que Osama había sido expulsado completamente de la familia. No hay indicios de que el presidente George W. Bush se haya reunido con ninguno de los Bin Laden.

Un día con Bush y cómo ha cambiado

FILE NO. 02040?

ECONÓMICAS

anhmer@eltiempo.com.co EL TIEMPO

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Dólares por libra en N.Y.

Hoy	0,66
Ayer	0,67

PETRÓLEO
Dólares por barril

Hoy	21,81
Ayer	22,01

BOLSA DE COLOMBIA
IGBC (índice General)

Hoy	924,01
Ayer	916,01

INTERÉS

Efectivo anual	
DTF	11,89%
DTF Trimestre anticipado	11,08%
TBS Efectivo anual Bancos a 90 días	N.D.

UVR

HOY	$ 120,4609
MAÑANA	$ 120,4714

MONEDAS

Pesos por	Compra	Venta
Bolívar	3,13	3,23
Dólar (Ecuador)		$ 2.327,09
Peso mexicano		$ 251,05

Hay 26 millones de pobres

Colombia es uno de los países con mayor índice de pobreza en América Latina, con más de 25 millones de sus habitantes viviendo una difícil situación económica, reveló la Comisión Económica para América Latina y el Caribe (Cepal). De ese número por lo menos 9 millones de personas viven en la miseria absoluta. La situación de Colombia es una de las más graves del continente y solamente es superada por Ecuador, Honduras y Nicaragua.

Puerta a Centroamérica

Mercado Centroamericano
Balanza comercial 2000
Millones de dólares

Costa Rica	106,0
El Salvador	54,7
Nicaragua	36,6
Guatemala	24,1
Honduras	5,1
Panamá	301,0

Fuente: Ministerio de Comercio Exterior.

Por razones logísticas y de ubicación geográfica, la representación comercial de Colombia en Centroamérica se desplazó ayer de Guatemala a Costa Rica, que tiene 7 puertos en ambos océanos, 21 empresas navieras, 3 aeropuertos internacionales y rutas permanentes para pasajeros de las aerolíneas Avianca, Sam, West Caribean y Lacsa, y para carga DHL, Challenge-Ups, Girag y American.

Plan Vallejo para servicios

Los exportadores de servicios médicos, de consultoría, construcción y turismo, entre otros, contarán con un Plan Vallejo, que fue aprobado por el Consejo de Política Fiscal, Confis. Los sectores en cuestión se podrán traer bienes de capital sin arancel y con el impuesto al valor agregado diferido siempre y cuando se adquieran compromisos de exportación cuantificables en un tiempo definido.

RECESIÓN / 'COLOMBIA NO SALDRÁ TAN MAL LIBRADA'

Cautela por crisis de E.U.

El Gobierno prevé caída en el crecimiento, más desempleo y baja en las exportaciones. Los analistas piden más reducción en intereses y restricciones a las importaciones.

Antes del atentado del 11 de septiembre a las torres gemelas en Nueva York la estrategia del Gobierno colombiano era sacar adelante el ajuste fiscal, reducir el gasto y bajar la inflación. Después de esa fecha, y ante las previsiones de una recesión mundial, la política económica no ha cambiado.

Mientras Estados Unidos salió con medidas para detener la amenaza de una recesión con una baja de las tasas de interés y liquidez ilimitada por parte de la Reserva Federal, un apoyo por 18.000 millones de dólares para las aerolíneas, otro paquete por 40.000 millones para gasto militar y reconstrucción y una gran campaña llamando a los estadounidenses a que compren "Made in USA", en Colombia no se ha adoptado una 'estrategia' de guerra.

La razón, según el Gobierno, es que el país no se verá tan afectado por la crisis gracias en buena parte a que la economía ya estaba 'blindada' y a que anticipadamente se consiguieron recursos en el exterior para financiar los gastos de este año y buena parte del 2002.

Sin embargo, algo muy distinto piensan algunos analistas que creen que ante las nuevas circunstancias el país está en mora de cambiar su política económica y tomar medidas más agresivas para evitar un golpe mayor.

Qué se avecina

Hasta el momento, la medida concreta del Gobierno, producto de la crisis generada por el ataque terrorista, es la baja de 1,5 puntos en las tasas de interés para los créditos a los exportadores anunciada por la ministra de Comercio Exterior, Marta Lucía Ramírez.

En el frente fiscal, el Ministerio de Hacienda acordó con el Fondo Monetario Internacional (FMI) ampliar la meta de déficit fiscal para este año y el entrante. No obstante, ese compromiso se venía discutiendo desde antes del atentado a E.U.

Efectos de la crisis sobre Colombia* (%)
en un escenario negativo

Efecto	%
Menor crecimiento económico	0,40
Aumento del desempleo	0,50
Caída del consumo doméstico	0,50
Mayor devaluación	1,70
Caída en exportaciones	0,14

(*) Es un escenario hipotético en caso de un menor crecimiento mundial del 1%
Fuente: Viceministerio Técnico de Hacienda.

Pero más allá de esas decisiones, el Gobierno colombiano sigue apegado a la ortodoxia cuya estrategia central es sacar adelante las reformas estructurales, pese a que el escenario económico es diferente.

Para la Viceministra Técnica de Hacienda, Catalina Crane, hay que seguir con el ajuste fiscal para tener una economía sólida, porque ante la incertidumbre mundial esto es lo único que nos permitirá "salir a flote de las aguas turbulentas".

Por ajuste se entiende continuar el trámite de proyectos en el Congreso, en especial el de la reforma pensional para sanear las finanzas públicas, posición que es compartida por el director de Fedesarrollo, Juan José Echavarría, y el presidente de la Andi, Luis Carlos Villegas.

Al intervenir en un foro sobre los efectos de la recesión mundial en Colombia, organizado por la Fundación Buen Gobierno, Crane sostuvo que aun en un escenario pesimista los efectos para el país no serían muy fuertes y que se traducirían en una disminución de 0,4 puntos en el crecimiento económico, un aumento de medio punto en el desempleo, una devaluación 1-13





ALIANZA

Información de vuelos vía celular

La pelea de los celulares no da tregua. La lucha por conservar los clientes si bien no se está ganando en el terreno de los precios, sí se está dando mediante la prestación servicios que le dan valor agregado a los productos.

Ayer, BellSouth, Aces y Microsoft firmaron una alianza estratégica mediante la cual la segunda aerolínea de Colombia, informará a sus viajeros, usuarios de BellSouth, sobre la salida y llegada de vuelos, a través de mensajes en pantalla.

El producto surgió para cubrir la necesidad de las empresas de enviar información personalizada y de importancia para un grupo de clientes, quienes, previa autorización, decidirán si quieren recibir los mensajes.

Posteriormente este servicio se le venderá a otras empresas o entidades que lo requieran para informar a sus equipos de trabajo o a sus clientes.

En la plataforma tecnológica para poder enviar los mensajes en pantalla, BellSouth invirtió 2 millones de dólares hace dos años.

Aunque según fuentes de BellSouth el propósito del servicio no es aumentar el número de usuarios, sí tiene la intención ofrecer productos innovadores porque en la competencia lo que se impone es el servicio al cliente.

"Primero innovaremos con Aces y en unos meses estaremos saliendo de manera masiva hacia el mercado empresarial", dijo Tonny Mañosas, vicepresidente mercadeo de BellSouth.

Recientemente Comcel, competidor de BellSouth anunció que estaba realizando inversiones por 60 millones de dólares en ampliación de redes para el mejoramiento de la cobertura celular.



MUNICIPIO DE SANTIAGO DE CALI
CONVOCATORIA PUBLICA NACIONAL 01-2001
CONTRATACION SERVICIOS DE IMPLEMENTACION, OPERACIÓN Y DESARROLLO DEL SISTEMA DE INFORMACION COMERCIAL

EMSIRVA E.S.P.

AVISO

El Gerente General de EMSIRVA E.S.P informa que en el proceso de Convocatoria Pública Nacional 01-2001 se modificaron las fechas así:

Concepto	Fecha
AVISOS DE PRENSA	6 y 9 de Septiembre de 2001
APERTURA	12 de Septiembre de 2001 a las 9 a.m.
CIERRE	28 de Septiembre de 2001 a las 3 p.m.
AUDIENCIA PUBLICA	14 de Septiembre de 2001, a las 11 a.m.
VENTA DE TERMINOS	Hasta el 25 de Septiembre de 2001 a las 4 p.m.
CONSULTAS Y ACLARACIONES	Hasta el 27 de Agosto de 2001 a las 3 p.m.
EVALUACION PROPUESTAS	Del 1 al 9 de Octubre de 2001
INFORME EVALUACION	10 de Octubre de 2001
OBSERVACIONES EVALUACIONES	Del 11 de Octubre al 12 de Octubre del 2001, a las 4 p.m.
ADJUDICACION	24 de Octubre de 2001
FIRMA DEL CONTRATO	Martes 29 de Octubre de 2001

Vigilado Superintendencia Servicios Públicos NUIR 17600-1000-3

Atentamente,
SERGIO CASTAÑEDA VILLAMIZAR
Gerente General

"Acciones de la Gente Decente para Volver a Creer"
Cra. 61 No. 9-250 E-mail: emsirva@hotmail.com Telefax: 552 21 33 PBX: 552 20 10
Nit 890.399.030-3 Cali Colombia

JUSTICIA

Vea además en:
eltiempo.com
Orden de detención. *La Interpol ordenó la captura del egipcio Aiman al Zawahri, segundo de Osama bin Laden.* Léalo en al sección Justicia.

Quedó en firme condena a Avella

La Corte Suprema de Justicia dejó en pie la condena de 48 meses de prisión en contra de Juan Manuel Avella por falsedad en documento. La Corte rechazó una petición del ex director administrativo de la campaña presidencial de Ernesto Samper Pizano, quien argumentaba que le habían violado el debido proceso en la investigación que le adelantaron en el sonado caso del 8.000.

Niegan petición de R. Lozada



El ex senador Ricaurte Lozada Valderrama definitivamente no podrá volver al Congreso de la República, según lo decidió ayer el Consejo de Estado. La Sala Plena rechazó un recurso extraordinario con el cual Lozada pretendía demostrar que la investidura de congresista se la habían retirado con base en una prueba que no tenía sustento legal. 12 magistrados rechazaron la petición y 11 votaron a favor.

Llega agregado militar cubano

El primer agregado militar de Cuba en Colombia, coronel Martín Eddy León López, asumió ayer su misión diplomática en Bogotá. El oficial, de 54 años y natural de La Habana, llegó el domingo a Bogotá para colaborar con las Fuerzas Militares colombianas y servir de enlace con unidades militares del gobierno de Fidel Castro. El coronel viene del Comando General de las Fuerzas Militares de Cuba.

Sobre venta de fritanga

Ningún inspector de Policía puede desconocer el derecho de defensa que tienen los vendedores de fritanga y de comidas rápidas que se instalan en las calles del país. Así lo advirtió el Consejo de la Judicatura al conceder una tutela a una mujer en Cereté (Córdoba) a quien la Policía desalojó de un puesto que tenía hace 20 años. Antes de un lanzamiento se debe escuchar a las personas, dice la decisión.

En pie, investidura de Canossa



El Consejo de Estado dejó ayer en firme la investidura del

PLEITO / 'NUNCA HEMOS DESCONOCIDO EL FALLO ARBITRAL': GOBIERNO

Piden sancionar a Colombia

TermoRío solicitó a E.U. retirarle al país beneficios comerciales. Dicen que el Gobierno está violando acuerdos internacionales al negarse a obedecer un fallo arbitral.

EN ESTOS TERRENOS se tenía proyectado levantar la planta de TermoRío. Hoy también hacen parte del pleito. Archivo / EL TIEMPO

Accionistas estadounidenses de la empresa privada TermoRío le pidieron ayer oficialmente al gobierno de E.U. que le retire a Colombia los beneficios del Acuerdo Andino de Preferencias Arancelarias (ATPA) que exime al país del pago de impuestos aduaneros en algunas de sus exportaciones.

La solicitud de TermoRío se fundamente en el hecho de que la Nación no ha querido acatar el fallo del Tribunal de Arbitramento Internacional que la condenó a pagarles 63 millones de dólares por el incumplimiento de un contrato de generación de energía.

Al desconocer el fallo –dice TermoRío– Colombia está violando deliberadamente el ATPA, que invita a sus beneficiarios a reconocer y acatar las decisiones arbitrales cuando favorecen a compañías cuya mayoría accionaria esté en manos de ciudadanos o empresas estadounidenses.

Además, dicho acuerdo prevé que dejarán de ser beneficiarios de él quienes desconozcan contratos con este tipo de empresas. TermoRío, luego de varios movimientos accionarios, hoy está en manos de empresas de E.U.

La solicitud de sancionar a Colombia fue elevada ante la Secretaría de Comercio de E.U. por la firma Latham & Watkins, apoderada de Sithe Energies –empresa estadounidense accionista de TermoRío.

Los abogados de Sithe están pidiendo, además, que su solicitud sea resuelta rápidamente dado que en dos meses E.U. definirá si Colombia vuelve a ser beneficiaria del ATPA, que le ha significado el ingreso de inversiones extranjeras en los últimos ocho años por 120 millones de dólares, nuevas exportaciones en el 2000 por más de 400 millones de dólares y 45 mil nuevos empleos.

No se ha incumplido

EL TIEMPO se comunicó con un vocero del Gobierno quien aseguró que, contrario a lo que dice TermoRío, Colombia nunca ha desconocido el fallo. Según el alto funcionario, lo que se ha hecho es hacer uso del recurso de anulación de dicho fallo, contemplado en la legislación y conocido por los inversionistas extranjeros.

"Si la condena no se ha pagado –agrega el vocero del Gobierno– es porque aún no se ha definido si procede o no dicho recurso de anulación, el cual también podía haber sido utilizado por TermoRío en caso de que el fallo no lo beneficiara".

El funcionario añadió que, incluso, existe un concepto del procurador general, Edgardo Maya, en el que dice que no se pague la condena hasta tanto se resuelva el recurso de anulación que hace trámite en el Consejo de Estado.

Además, se adelantan investigaciones fiscales, penales y disciplinarias por las anomalías encontradas en el contrato firmado con TermoRío.

puesto que tenía hace 20 años. Antes de un lanzamiento se debe escuchar a las personas, dice la decisión.

En pie, investidura de Canossa



El Consejo de Estado dejó ayer en firme la investidura del congresista Francisco Canossa. El representante a la Cámara había sido demandado por presuntas irregularidades cometidas por él en la utilización de tiquetes aéreos. La decisión señala que no hay suficientes pruebas que comprometan a Canossa en esas anomalías. El Consejo pidió a la Fiscalía investigar si Canossa incurrió en falsedad.

Nueva cárcel para militares

El ministro de Justicia, Rómulo González, y el director del Inpec, general Víctor Manuel Páez, revisarán hoy las obras de la nueva cárcel para miembros de las Fuerzas Militares en la base de Tolemaida en Melgar (Tolima). Para finales de este año se espera que la construcción, con capacidad para 200 internos, esté terminada. La vigilancia correrá por cuenta de los militares.

PARAMILITARES

Niegan atentado contra Pastrana

En un comunicado difundido ayer, Carlos Castaño, jefe político de los paramilitares, negó que su grupo estuviera planeando un atentado contra el presidente Andrés Pastrana Arango.

El pasado lunes, el coronel Germán Gustavo Jaramillo, director del Departamento Administrativo de Seguridad (DAS), aseguró que desde el pasado 20 de julio los paramilitares preparaban un atentado contra Pastrana.

"Cuando yo digo que era un atentado contra el Presidente es que le iban a quitar la vida", dijo Jaramillo.

Castaño, en su comunicado, dice que son falsas las afirmaciones del coronel Jaramillo y le pide que muestre las pruebas que comprometen a las autodefensas en el frustrado atentado.

Un aparte del comunicado, que también firmó el también jefe paramilitar Ernesto Báez, dice:

"Este tipo de informaciones sin fundamento, confunden a la opinión pública nacional e internacional. Rechazamos categóricamente esta calumniosa afirmación.

"Le pedimos al coronel Germán Jaramillo, director del DAS, que aclare y corrija su nocivo error, y si persiste en él, lo menos que puede hacer es sustentar con pruebas semejante calumnia".

El DAS capturó el pasado viernes en Puerto Wilches (Santander) a dos hombres, señalados por las autoridades de ser parte del plan criminal.

ECONÓMICAS

CIFRA DEL DÍA
En $ 7,8 billones se estiman este año los desembolsos de crédito externo.

DÓLAR		CAFÉ			PETRÓLEO			BOLSA DE COLOMBIA			INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.329,70	Dólares por libra en N.Y.			Dólares por barril			IGBC (índice General)			Efectivo anual		HOY	Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.120,00	Hoy		0,67	Hoy		22,01	Hoy		916,01	DTF	11,89%	$ 120,4505	Bolívar	3,15	3,25
Casa de cambio (v)	$ 2.160,00	Ayer		0,67	Ayer		25,42	Ayer		912,54	DTF Trimestre anticipado	11,08%	MAÑANA	Dólar (Ecuador)	$ 2.329,70	
											TBS Efectivo anual Bancos a 90 días	11,67%	$ 120,4609	Peso mexicano	$ 252,39	



Cae consumo de leche

Cerca de 800 mil litros de leche diarios han dejado de consumir los colombianos en los últimos cuatro meses como consecuencia de la crisis económica. La presidenta de la Asociación Colombiana de productores de leche, María Cristina Uribe, dijo que desde mayo pasado se ha venido registrando una caída preocupante en el consumo interno, debido a la situación de pobreza.

Baja precio del dólar


El vaivén del dólar
Pesos por dólar
2.341,14
2.320,09
2.329,70
2.305,15
2.296,85
Sep 01
Sep 04
Sep 10
Sep 13
Sep 24
Fuente: Banco de la República

Una nueva baja en el precio del dólar se registró ayer con una caída de 13 pesos en el mercado interbancario con lo cual el precio de la divisa quedó en 2.329 pesos. En los últimos días la cotización del dólar ha oscilado según las informaciones internacionales sobre la crisis económica mundial y la demanda interna de dólares. La devaluación en lo corrido del año se sitúa alrededor del 4,5 por ciento.

Reestructuración de Minercol

La empresa estatal Minercol comenzó su proceso de reestructuración. Debido a la entrada en vigencia del nuevo Código de Minas, esta empresa tendrá que reformarse para poder atender de forma inmediata los asuntos pertinentes al desarrollo de la minería. La presidencia de la empresa estará a cargo de Carlos Arturo Flórez. Minercol actuará como miembro consultivo del Consejo Asesor de Política Minera.

Fallas en sistema de concesiones

La Contraloría cuestionó el sistema de concesiones viales del país y advirtió que para el estado sería menos oneroso construir, operar y mantener la malla vial que entregársela al sector privado. La entidad determinó que el sistema de concesiones viales registra graves fallas de tipo técnico, financiero, administrativo y jurídico.

Condenan a contrabandista

VIVIENDA / ASÍ OPERARÁ EL NUEVO BENEFICIO TRIBUTARIO

Rebajón de impuestos

Los compradores de vivienda nueva o usada con créditos nuevos tendrán una doble gabela fiscal. Estímulos para estratos 4, 5 y 6.

Con nuevos estímulos para los compradores de vivienda con crédito hipotecario se inició lo que una entidad financiera llamó la apertura de la 'temporada de casa'.

Con ello, hace referencia a lo que se considera un nuevo empujón fiscal para reactivar el mercado de la vivienda nueva y usada, de capa caída desde hace más de tres años por el colapso de la construcción, la crisis de los deudores hipotecarios y la recesión que atravesó la economía colombiana.

El Gobierno decidió que hasta un 30 por ciento de los ingresos mensuales de una persona, independiente o asalariada, quedarán exentos del pago de impuestos si dedica esos recursos para la compra, con crédito hipotecario, de vivienda nueva o de segunda, incluidos amortización a capital e intereses.

La medida está orientada principalmente a incentivar a la población de mayores ingresos, que corresponde a la de



EL BENEFICIO tributario para estimular la compra de vivienda hace parte del plan de choque para reactivar la economía.

Licencias aprobadas para vivienda

bre el total de sus ingresos, a la deducción que ya existe sobre un máximo de 1,5 millones de

EL MERCADO DE LA VIVIENDA

Con la medida la compra de vivienda que más se estimularía es la de los estratos medio y alto, que se encuentra estancada según el ministro de Desarrollo, Eduardo Pizano, y el presidente de Fedelonjas, Jorge Mario Ángel.

Por el contrario la construcción de vivienda de interés social (VIS) está muy activa tanto que para este año se piensan construir alrededor de 60.000 soluciones habitacionales.

Según datos de los bancos hipotecarios el 90 por ciento de las ventas de vivienda en lo corrido del año han sido de interés social y el 10 por ciento restante de ingresos medios y altos.

En el caso de la VIS el Fondo Nacional de Garantías avalaría el 30 por ciento de los créditos, hasta por 34 millones de pesos para personas independientes y trabajadores informales.

El campo de acción de los constructores es grande si se tiene en cuenta que el déficit de vivienda en el país está cercano a 1,5 millones de viviendas en todos los estratos.

A pesar de la recesión en el

viales del país y advirtió que para el estado sería menos oneroso construir, operar y mantener la malla vial que entregársela al sector privado. La entidad determinó que el sistema de concesiones viales registra graves fallas de tipo técnico, financiero, administrativo y jurídico.

Condenan a contrabandista

La Dirección de Impuestos y Aduanas Nacionales, Dian, informó que la justicia condenó a 8 años de cárcel al comerciante Guillermo Alejandro Vélez García, quien en 1998 introdujo más de un millón de dólares en mercancías de contrabando. Vélez también deberá pagarle a la nación multas y sanciones por más de 965 millones de pesos.

Certificación ambiental

Goodyear de Colombia S. A., recibió la certificación de manejo ambiental ISO 14001 por parte de la firma auditora británica Lloyds Register. La certificación avala la gestión ambiental que desarrolla la compañía en su proceso de manufactura de llantas y a favor de la protección de los recursos naturales del país.

Refresco supergigante

Con una inversión de 1.000 millones de pesos Postobón se lanza a ganar participación en el mercado de los refrescos. La presentación de sus productos son envases de 2,5 litros. El lema es "Tomas más, paga menos", porque su argumento es que ofrece más cantidad de líquido, a menor precio y en envase no retornable. La nueva presentación es para Manzana Postobón, Pepsi, Colombiana y 7Up.

Alternativa de empleo

Ante el creciente desempleo registrado en los últimos meses, la venta de productos que resulte ser una *actividad complementaria* resulta de utilidad. Jolie de Vogue, la compañía que patrocina el Concurso Nacional de Belleza y Miss Universo creó la empresa Viseé International Cosmetics para promover sus artículos de tocador y convocó a las mujeres de todo el país para escoger 5.000 que represente esa firma.

vienda nueva o de segunda, incluidos amortización a capital e intereses.

La medida está orientada principalmente a incentivar a la población de mayores ingresos, que corresponde a la de estratos 4, 5 y 6, que es la que puede comprar vivienda con precios superiores a 100 millones de pesos, en cuya construcción se emplea un gran volumen de mano de obras.

A continuación se explican los detalles de la medida.

¿La exención funciona para todo tipo de vivienda?

Sí, no importa si es nueva o usada.

¿Los créditos actuales gozan de ese beneficio?

No. La exención es únicamente para los créditos hipotecarios nuevos. Es decir, no comprende reestructuraciones o refinanciaciones cuyos desembolsos se hayan efectuado antes de que se expida oficialmente el decreto respectivo, que ya fue firmado por el ministro de Hacienda.

¿El beneficio tiene algún límite?

EL BENEFICIO tributario para estimular la compra de vivienda hace parte del plan de choque para reactivar la economía.

Licencias aprobadas para vivienda

Millones de metros cuadrados, primer semestre


5,1
3,5
3,6
4,2
2,4
2,3
2,4
1995
1996
1997
1998
1999
2000
2001

Fuente: Dane.

Sí. El máximo descuento llega a un 30 por ciento del ingreso mensual del comprador de la vivienda.

¿Quiénes se pueden acoger a la exención?

Todos los asalariadas o trabajadores independientes.

¿Ese descuento se adiciona a otros beneficios tributarios?

Sí. Se suma al 30 por ciento de exención al que tienen derecho todos los asalariados sobre el total de sus ingresos, a la deducción que ya existe sobre un máximo de 1,5 millones de pesos mensuales por los pagos de intereses y corrección monetaria para disminuir la base del impuesto de retención en la fuente, lo mismo que los aportes obligatorios y voluntarios para pensiones.

¿Qué debe hacerse para obtener ese beneficio?

Es necesario abrir una cuenta de Ahorro para el Fomento de la *Construcción (AFC)* a través de la cual obligatoriamente deben hacerse los pagos, bien sea de la cuota inicial o del crédito de la entidad financiera.

¿Cuánto tiempo dura la medida?

Su duración es indefinida.

¿Los retiros de esa cuenta pagan el tres por mil?

No, siempre y cuando su propietario así lo decida. Este beneficio opera para una sola cuenta.

El campo de acción de los constructores es grande si se tiene en cuenta que el déficit de vivienda en el país está cercano a 1,5 millones de viviendas en todos los estratos.

A pesar de la recesión en el sector de la construcción en lo corrido del año se han aprobado créditos por 432.000 millones de pesos, 38 por ciento más que en igual periodo del año anterior.

¿Se pueden tener varias AFC?

No, solo se puede abrir una sola AFC.

¿Cómo se reduce la base de retención en la fuente?

Los asalariados deben llevar a la empresa una certificación de pago de capital e intereses expedida por la entidad financiera, tal como funciona hoy para los intereses y corrección monetaria. La diferencia es que aquella opera de inmediato. Los trabajadores independientes pueden descontar del impuesto sobre la renta las cantidades pagadas para la compra de la vivienda.



AVISO DE REMATE

LA SUSCRITA SECRETARIA DEL JUZGADO VEINTE CIVIL DEL CIRCUITO DE BOGOT A D.C.

HACE SABER

Que este Despacho Judicial ubicado en la carrera 10 No.14-33, piso segundo de esta ciudad, por auto de fecha diecinueve (19) de Junio de dos mil uno (2001), dictado en el proceso HIPOTECARIO No.3503 de CORPORACION SOCIAL DE AHORRO Y VIVIENDA COLMENA contra FIDUCIARIA ALIANZA S.A. como representante del FIDEICOMISO ADM-0431 TERRAZAS DE CHIPICHAPE-ALIANZA, Se ha señalado la hora de la(s) nueve de la mañana (9:00 AM.) del cuatro (4) de Octubre del año dos mil uno (2001), para llevar a cabo la diligencia de remate de los siguientes bienes inmuebles, edificados todos sobre el Lote Especial 2, ubicado en la CALLE 42 NORTE # 7-71, CONJUNTO RESIDENCIAL «TERRAZAS DE CHIPICHAPE» propiedad horizontal, de la ciudad de CALI (VALLE), individualizados de la siguiente manera:

CASAS

BLOQUE A CASA N° 1-A: Matrícula inmobiliaria No.370-546362, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No. 40N-05 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 2-A: Matrícula inmobiliaria No.370-546363, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el Nos 40N-11 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 3-A: Matrícula inmobiliaria No.370-546364, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No. 40N-17 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 4-A: Matrícula inmobiliaria No.370-546365, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No. 40N-23 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 5-A: Matrícula inmobiliaria No.370-546366, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No. 40N-29 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 6-A: Matrícula inmobiliaria No.370-546367, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.40N-35 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 7-A: Matrícula inmobiliaria No.370-546368, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No. 40N-41 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 8-A: Matrícula inmobiliaria No.370-546369, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No. 40N-47 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 9-A: Matrícula inmobiliaria No.370-546370, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No. 40N-53 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 10-A: Matrícula inmobiliaria No.370-546371, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No. 40N-59 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 11-A: Matrícula inmobiliaria No.370-546372, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No. 40N-65 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 12-A: Matrícula inmobiliaria No.370-546373, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No. 40N-71 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 13-A: Matrícula inmobiliaria No.370-546374, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-05 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 14-A: Matrícula inmobiliaria No.370-546375, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-11 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 15-A: Matrícula inmobiliaria No.370-546376, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-17 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 16-A: Matrícula inmobiliaria No.370-546377, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-23 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 17-A: Matrícula inmobiliaria No.370-546378, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-29 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 18-A: Matrícula inmobiliaria No.370-546379, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-35 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.

BLOQUE A CASA N° 38-A: Matrícula inmobiliaria No.370-546399, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-100 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 39-A: Matrícula inmobiliaria No.370-546400, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-94 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 40-A: Matrícula inmobiliaria No.370-546401, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguido con el No.41-88 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 41-A: Matrícula inmobiliaria No.370-546402, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-82 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 42-A: Matrícula inmobiliaria No.370-546403, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-76 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 43-A: Matrícula inmobiliaria No.370-546404, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-70 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 44-A: Matrícula inmobiliaria No.370-546405, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-64 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 45-A: Matrícula inmobiliaria No.370-546406, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-58 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 46-A: Matrícula inmobiliaria No.370-546407, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-52 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 47-A: Matrícula inmobiliaria No.370-546408, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-46 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 48-A: Matrícula inmobiliaria No.370-546409, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-40 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 49-A: Matrícula inmobiliaria No.370-546410, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-34 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 50-A: Matrícula inmobiliaria No.370-546411, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-28 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 51-A: Matrícula inmobiliaria No.370-546412, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-22 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 52-A: Matrícula inmobiliaria No.370-546413, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-16 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 53-A: Matrícula inmobiliaria No.370-546414, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-10 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

BLOQUE A CASA N° 54-A: Matrícula inmobiliaria No.370-546415, acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-04 de la Avenida 8a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $48'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 1-B: Matrícula inmobiliaria No.370-546416.
Avaluado en: $56'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 2-B: Matrícula inmobiliaria No.370-546417.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 3-B: Matrícula inmobiliaria No.370-546418.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 4-B: Matrícula inmobiliaria No.370-546419.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 5-B: Matrícula inmobiliaria No.370-546420.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 13-C: Matrícula inmobiliaria No.370-546444.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 14-C: Matrícula inmobiliaria No.370-546445.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 15-C: Matrícula inmobiliaria No.370-546446.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 16-C: Matrícula inmobiliaria No.370-546447.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 1-D: Matrícula inmobiliaria No.370-546448.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 2-D: Matrícula inmobiliaria No.370-546449.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 3-D: Matrícula inmobiliaria No.370-546450.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 4-D: Matrícula inmobiliaria No.370-546451.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 5-D: Matrícula inmobiliaria No.370-546452.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 6-D: Matrícula inmobiliaria No.370-546453.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 7-D: Matrícula inmobiliaria No.370-546454.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 8-D: Matrícula inmobiliaria No.370-546455.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 9-D: Matrícula inmobiliaria No.370-546456.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 10-D: Matrícula inmobiliaria No.370-546457.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 11-D: Matrícula inmobiliaria No.370-546458.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 12-D: Matrícula inmobiliaria No.370-546459.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 13-D: Matrícula inmobiliaria No.370-546460.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 14-D: Matrícula inmobiliaria No.370-546461.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 15-D: Matrícula inmobiliaria No.370-546462.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE D CASA N° 16-D: Matrícula inmobiliaria No.370-546463.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 1-E: Matrícula inmobiliaria No.370-546464.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 2-E: Matrícula inmobiliaria No.370-546465.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 3-E: Matrícula inmobiliaria No.370-546466.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 4-E: Matrícula inmobiliaria No.370-546467.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 5-E: Matrícula inmobiliaria No.370-546468.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE H CASA N° 1-H: Matrícula inmobiliaria No.370-546492.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE H CASA N° 2-H: Matrícula inmobiliaria No.370-546493.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE H CASA N° 3-H: Matrícula inmobiliaria No.370-546494.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE H CASA N° 4-H: Matrícula inmobiliaria No.370-546495.
A valuado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE H CASA N° 5-H: Matrícula inmobiliaria No.370-546496.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE H CASA N° 6-H: Matrícula inmobiliaria No.370-546497.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE H CASA N° 7-H: Matrícula inmobiliaria No.370-546498.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE H CASA N° 8-H: Matrícula inmobiliaria No.370-546499.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE I CASA N° 1-I: Matrícula inmobiliaria No.370-546500.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE I CASA N° 2-I: Matrícula inmobiliaria No.370-546501.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE I CASA N° 3-I: Matrícula inmobiliaria No.370-546502.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE I CASA N° 4-I: Matrícula inmobiliaria No.370-546503.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE I CASA N° 5-I: Matrícula inmobiliaria No.370-546504.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE I CASA N° 6-I: Matrícula inmobiliaria No.370-546505.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE I CASA N° 7-I: Matrícula inmobiliaria No.370-546506.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE I CASA N° 8-I: Matrícula inmobiliaria No.370-546507.
A valuado en: $ 32'000.000

PARQUEADEROS

PARQUEADERO N° 1: Matrícula inmobiliaria No.370-546508. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $2'000.000

PARQUEADERO N° 2: Matrícula inmobiliaria No.370-546509. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $2'000.000

PARQUEADERO N° 3: Matrícula inmobiliaria No.370-546510. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $1'900.000

PARQUEADERO N° 4: Matrícula inmobiliaria No.370-546511. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $2'000.000

PARQUEADERO N° 5-6: Matrícula inmobiliaria No.370-546512. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 7-8: Matrícula inmobiliaria No.370-568992. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 9-10: Matrícula inmobiliaria No.370-546513. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 11-12: Matrícula inmobiliaria No.370-546514. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $3'900.000

PARQUEADERO N° 13-14: Matrícula inmobiliaria No.370-546515. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 88-89: Matrícula inmobiliaria No.370-546539. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $3'900.000

PARQUEADERO N° 90-91: Matrícula inmobiliaria No.370-546540. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $4'000.000

PARQUEADERO N° 92-93: Matrícula inmobiliaria No.370-546541. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $4'000.000

PARQUEADERO N° 94-95: Matrícula inmobiliaria No.370-546542. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $4'000.000

PARQUEADERO N° 96: Matrícula inmobiliaria No.370-546543. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $2'000.000

PARQUEADERO N° 97: Matrícula inmobiliaria No.370-546544. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $1'900.000

PARQUEADERO N° 98: Matrícula inmobiliaria No.370-546545. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $2'000.000

PARQUEADERO N° 99: Matrícula inmobiliaria No.370-546546. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $2'000.000

PARQUEADERO N° 33: Matrícula inmobiliaria No.370-546547. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $2'000.000

PARQUEADERO N° 34: Matrícula inmobiliaria No.370-546548. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $2'000.000

PARQUEADERO N° 35: Matrícula inmobiliaria No.370-546549. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $1'900.000

PARQUEADERO N° 36: Matrícula inmobiliaria No.370-546550. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $2'000.000

PARQUEADERO N° 37-38: Matrícula inmobiliaria No.370-546551. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $3'900.000

PARQUEADERO N° 39-40: Matrícula inmobiliaria No.370-546552. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $4'000.000

PARQUEADERO N° 41-42: Matrícula inmobiliaria No.370-546553. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $4'000.000

PARQUEADERO N° 43-44: Matrícula inmobiliaria No.370-546554. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $3'900.000

PARQUEADERO N° 45-46: Matrícula inmobiliaria No.370-546555. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $4'000.000

PARQUEADERO N° 47-48: Matrícula inmobiliaria No.370-546556. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $4'000.000

PARQUEADERO N° 100: Matrícula inmobiliaria No.370-546557. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $2'000.000

PARQUEADERO N° 101: Matrícula inmobiliaria No.370-546558. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $2'000.000

PARQUEADERO N° 102: Matrícula inmobiliaria No.370-546559. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $1'900.000

PARQUEADERO N° 103: Matrícula inmobiliaria No.370-546560. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $2'000.000

PARQUEADERO N° 104-105: Matrícula inmobiliaria No.370-546561. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $3'900.000

PARQUEADERO N° 106-107: Matrícula inmobiliaria No.370-546562. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $4'000.000

PARQUEADERO N° 108-109: Matrícula inmobiliaria No.370-546563. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $4'000.000

PARQUEADERO N° 110-111: Matrícula inmobiliaria No.370-546564. Se

PARQUEADERO N° 66: Matrícula inmobiliaria No.370-546587. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'100.000

PARQUEADERO N° 67: Matrícula inmobiliaria No.370-546588. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'100.000

PARQUEADERO N° 130: Matrícula inmobiliaria No.370-546589. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'100.000

PARQUEADERO N° 131: Matrícula inmobiliaria No.370-546590. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'100.000

PARQUEADERO N° 132: Matrícula inmobiliaria No.370-546591. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'000.000

PARQUEADERO N° 133: Matrícula inmobiliaria No.370-546592. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'000.000

PARQUEADERO N° 134: Matrícula inmobiliaria No.370-546593. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'000.000

PARQUEADERO N° 135: Matrícula inmobiliaria No.370-546594. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'000.000

PARQUEADERO N° 136: Matrícula inmobiliaria No.370-546595. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'000.000

PARQUEADERO N° 137: Matrícula inmobiliaria No.370-546596. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'000.000

PARQUEADERO N° 138: Matrícula inmobiliaria No.370-546597. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'100.000

PARQUEADERO N° 139: Matrícula inmobiliaria No.370-546598. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'100.000

PARQUEADERO N° 140: Matrícula inmobiliaria No.370-546599. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE G
Avaluado en: $2'100.000

PARQUEADERO N° 141: Matrícula inmobiliaria No.370-546600. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE",
NIVEL 1 del BLOQUE G
Avaluado en: $2'100.000

PARQUEADERO N° 142: Matrícula inmobiliaria No.370-546601. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE G
Avaluado en: $1'900.000

PARQUEADERO N° 143: Matrícula inmobiliaria No.370-546602. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE G
Avaluado en: $1'900.000

PARQUEADERO N° 144-145: Matrícula inmobiliaria No.370-546603. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE G
Avaluado en: $4'000.000

PARQUEADERO N° 146-147: Matrícula inmobiliaria No.370-546604. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE G
Avaluado en: $4'000.000

PARQUEADERO N° 148-149: Matrícula inmobiliaria No.370-546605. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE G
Avaluado en: $4'000.000

PARQUEADERO N° 150-151: Matrícula inmobiliaria No 370-546606. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE G
Avaluado en: $4'000.000

PARQUEADERO N° 152-153: Matrícula inmobiliaria No.370-546607. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE G
Avaluado en: $4'000.000

PARQUEADERO N° 154-155: Matrícula inmobiliaria No.370-546608. Se encuentra en la CALLE 42 NORTE 7- 71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE" , NIVEL 1 del BLOQUE H
Avaluado en: $4'000.000

PARQUEADERO N° 156-157: Matrícula inmobiliaria No.370-546609. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $4'000.000

PARQUEADERO N° 158-159: Matrícula inmobiliaria No.370-546610. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $3'900.000

PARQUEADERO N° 160-161: Matrícula inmobiliaria No.370-546611. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $4'000.000

principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-23 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 17-A: Matrícula inmobiliaria No.370-546378. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-29 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 18-A: Matrícula inmobiliaria No.370-546379. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-35 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 19-A: Matrícula inmobiliaria No.370-546380. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-41 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 20-A: Matrícula inmobiliaria No.370-546381. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-47 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 21-A: Matrícula inmobiliaria No.370-546382. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-53 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 22-A: Matrícula inmobiliaria No.370-546383. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-59 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 23-A: Matrícula inmobiliaria No.370-546384. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el N° 41-65 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 24-A: Matrícula inmobiliaria No.370-546385. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-71 de la Avenida 7a. Norte, ambos de actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 25-A: Matrícula inmobiliaria No.370-546386. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-77 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 26-A: Matrícula inmobiliaria No.370-546387. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.41-83 de la Avenida 7a. Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 27-A: Matrícula inmobiliaria No.370-546388. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.7-05 de la Calle 42 Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 28-A: Matrícula inmobiliaria No.370-546389. acceso principal, común distinguido con el No.7-11 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.7-11 de la Calle 42 Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 29-A: Matrícula inmobiliaria No.370-546390. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.7-17 de la Calle 42 Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 30-A: Matrícula inmobiliaria No.370-546391. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.7-23 de la Calle 42 Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 31-A: Matrícula inmobiliaria No.370-546392. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.7-29 de la Calle 42 Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 32-A: Matrícula inmobiliaria No.370-546393. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.7-35 de la Calle 42 Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 33-A: Matrícula inmobiliaria No.370-546394. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.7-41 de la Calle 42 Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 34-A: Matrícula inmobiliaria No.370-546395. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.7-47 de la Calle 42 Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 35-A: Matrícula inmobiliaria No.370-546396. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.7-53 de la Calle 42 Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 36-A: Matrícula inmobiliaria No.370-546397. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.7-59 de la Calle 42 Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

BLOQUE A CASA N° 37-A: Matrícula inmobiliaria No.370-546398. acceso principal común distinguido con el No.7-71 de la Calle 42 Norte y acceso externo a través de la puerta de Garaje distinguida con el No.7-65 de la Calle 42 Norte, ambos de la actual nomenclatura urbana de Cali.
Avaluado en: $65'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 3-B: Matrícula inmobiliaria No.370-546418.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 4-B: Matrícula inmobiliaria No.370-546419.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 5-B: Matrícula inmobiliaria No.370-546420.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 6-B: Matrícula inmobiliaria No.370-546421.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 7-B: Matrícula inmobiliaria No.370-546422.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 8-B: Matrícula inmobiliaria No.370-546423.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 9-B: Matrícula inmobiliaria No.370-546424.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 10-B: Matrícula inmobiliaria No.370-546425.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 11-B: Matrícula inmobiliaria No.370-546426.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 12-B: Matrícula inmobiliaria No.370-546427.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 13-B: Matrícula inmobiliaria No.370-546428.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 14-B: Matrícula inmobiliaria No.370-546429.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 15-B: Matrícula inmobiliaria No.370-546430.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE B CASA N° 16-B: Matrícula inmobiliaria No.370-546431.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 1-C: Matrícula inmobiliaria No.370-546432.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 2-C: Matrícula inmobiliaria No.370-546433.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 3-C: Matrícula inmobiliaria No.370-546434.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 4-C: Matrícula inmobiliaria No.370-546435.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 5-C: Matrícula inmobiliaria No.370-546436.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 6-C: Matrícula inmobiliaria No.370-546437.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 7-C: Matrícula inmobiliaria No.370-546438.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 8-C: Matrícula inmobiliaria No.370-546439.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 9-C: Matrícula inmobiliaria No.370-546440.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 10-C: Matrícula inmobiliaria No.370-546441.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 11-C: Matrícula inmobiliaria No.370-546442.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE C CASA N° 12-C: Matrícula inmobiliaria No.370-546443.
Avaluado en: $40'000.000

CHIPICHAPE", BLOQUE E CASA N° 3-E: Matrícula inmobiliaria No.370-546466.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 4-E: Matrícula inmobiliaria No.370-546467.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 5-E: Matrícula inmobiliaria No.370-546468.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 6-E: Matrícula inmobiliaria No.370-546469.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 7-E: Matrícula inmobiliaria No.370-546470.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 8-E: Matrícula inmobiliaria No.370-546471.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 9-E: Matrícula inmobiliaria No.370-546472.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 11-E: Matrícula inmobiliaria No.370-546473.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 12-E: Matrícula inmobiliaria No.370-546474.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 13-E: Matrícula inmobiliaria No.370-546475.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 14-E: Matrícula inmobiliaria No.370-546476.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE E CASA N° 15-E: Matrícula inmobiliaria No.370-546477.
Avaluado en: $40'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE F CASA N° 1-F: Matrícula inmobiliaria No.370-546478.
Avaluado en: $35'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE F CASA N° 3-F: Matrícula inmobiliaria No.370-546479.
Avaluado en: $36'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE F CASA N° 5-F: Matrícula inmobiliaria No.370-546480.
Avaluado en: $35'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE F CASA N° 7-F: Matrícula inmobiliaria No.370-546481.
Avaluado en: $36'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE F CASA N° 11-F: Matrícula inmobiliaria No.370-546482.
Avaluado en: $36'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE F CASA N° 12-F: Matrícula inmobiliaria No.370-546483.
Avaluado en: $36'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE F CASA N° 13-F: Matrícula inmobiliaria No.370-546484.
Avaluado en: $36'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE F CASA N° 14-F: Matrícula inmobiliaria No.370-546485.
Avaluado en: $36'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE G CASA N° 2-G: Matrícula inmobiliaria No.370-546486.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE G CASA N° 3-G: Matrícula inmobiliaria No.370-546487.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE G CASA N° 4-G: Matrícula inmobiliaria No.370-546488.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE G CASA N° 5-G: Matrícula inmobiliaria No.370-546489.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE G CASA N° 6-G: Matrícula inmobiliaria No.370-546490.
Avaluado en: $32'000.000

CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", BLOQUE G CASA N° 8-G: Matrícula inmobiliaria No.370-546491.
Avaluado en: $32'000.000

cuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 11-12: Matrícula inmobiliaria No.370-546514. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $3'900.000

PARQUEADERO N° 13-14: Matrícula inmobiliaria No.370-546515. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 15-16: Matrícula inmobiliaria No.370-546516. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 68: Matrícula inmobiliaria No.370-546517. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $2'000.000

PARQUEADERO N° 69: Matrícula inmobiliaria No.370-546518. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $2'000.000

PARQUEADERO N° 70: Matrícula inmobiliaria No.370-546519. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $1'900.000

PARQUEADERO N° 71: Matrícula inmobiliaria No.370-546520. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $2'000.000

PARQUEADERO N° 72-73: Matrícula inmobiliaria No.370-546521. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 74-75: Matrícula inmobiliaria No.370-546522. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 76-77: Matrícula inmobiliaria No.370-546523. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 78-79: Matrícula inmobiliaria No.370-546524. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $3'900.000

PARQUEADERO N° 80-81: Matrícula inmobiliaria No.370-546525. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 82-83: Matrícula inmobiliaria No.370-546526. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE B
Avaluado en: $4'000.000

PARQUEADERO N° 17-18: Matrícula inmobiliaria No.370-546527. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $4'000.000

PARQUEADERO N° 19-20: Matrícula inmobiliaria No.370-546528. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $4'000.000

PARQUEADERO N° 21-22: Matrícula inmobiliaria No.370-546529. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $3'900.000

PARQUEADERO N° 23-24: Matrícula inmobiliaria No.370-546530. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $4'000.000

PARQUEADERO N° 25-26: Matrícula inmobiliaria No.370-546531. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $4'000.000

PARQUEADERO N° 27-28: Matrícula inmobiliaria No.370-546532. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $4'000.000

PARQUEADERO N° 29: Matrícula inmobiliaria No.370-546533. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $2'000.000

PARQUEADERO N° 30: Matrícula inmobiliaria No.370-546534. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $1'900.000

PARQUEADERO N° 31: Matrícula inmobiliaria No.370-546535. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $2'000.000

PARQUEADERO N° 32: Matrícula inmobiliaria No.370-546536. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $2'000.000

PARQUEADERO N° 84-85: Matrícula inmobiliaria No.370-546537. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE",
NIVEL 1 del BLOQUE C
Avaluado en: $4'000.000

PARQUEADERO N° 86-87: Matrícula inmobiliaria No.370-546538. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE C
Avaluado en: $4'000.000

ZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $3'900.000

PARQUEADERO N° 106-107: Matrícula inmobiliaria No.370-546562. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D.
Avaluado en: $4'000.000

PARQUEADERO N° 108-109: Matrícula inmobiliaria No.370-546563. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $4'000.000

PARQUEADERO N° 110-111: Matrícula inmobiliaria No.370-546564. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $3'900.000

PARQUEADERO N° 112-113: Matrícula inmobiliaria No.370-546565. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $4'000.000

PARQUEADERO N° 114-115: Matrícula inmobiliaria No.370-546566. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE D
Avaluado en: $4'000.000

PARQUEADERO N° 49-50: Matrícula inmobiliaria No.370-546567. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $4'000.000

PARQUEADERO N° 51-52: Matrícula inmobiliaria No.370-546568. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $4'000.000

PARQUEADERO N° 53-54: Matrícula inmobiliaria No.370-546569. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $3'900.000

PARQUEADERO N° 55-56: Matrícula inmobiliaria No.370-546570. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $4'000.000

PARQUEADERO N° 57-58: Matrícula inmobiliaria No.370-546571. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $4'000.000

PARQUEADERO N° 59-60: Matrícula inmobiliaria No.370-546572. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $3'900.000

PARQUEADERO N° 61: Matrícula inmobiliaria No.370-546573. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $2'000.000

PARQUEADERO N° 62: Matrícula inmobiliaria No.370-546574. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $1'900.000

PARQUEADERO N° 63: Matrícula inmobiliaria No.370-546575. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $2'000.000

PARQUEADERO N° 64: Matrícula inmobiliaria No.370-546576. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $2'000.000

PARQUEADERO N° 116-117: Matrícula inmobiliaria No.370-546577. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $4'000.000

PARQUEADERO N° 118-119: Matrícula inmobiliaria No.370-546578. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $4'000.000

PARQUEADERO N° 120-121: Matrícula inmobiliaria No.370-546579. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $4'000.000

PARQUEADERO N° 122-123: Matrícula inmobiliaria No.370-547580. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E.
Avaluado en: $4'000.000

PARQUEADERO N° 124-125: Matrícula inmobiliaria No.370-546581. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $4'000.000

PARQUEADERO N° 126: Matrícula inmobiliaria No.370-546582. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $1'900.000

PARQUEADERO N° 127: Matrícula inmobiliaria No.370-546583. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $1'900.000

PARQUEADERO N° 128: Matrícula inmobiliaria No.370-546584. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $2'100.000

PARQUEADERO N° 129: Matrícula inmobiliaria No.370-546585. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE E
Avaluado en: $2'100.000

PARQUEADERO N° 65: Matrícula inmobiliaria No.370-546586. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE F
Avaluado en: $2'100.000

encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $4'000.000

PARQUEADERO N° 158-159: Matrícula inmobiliaria No.370-546610. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $3'900.000

PARQUEADERO N° 160-161: Matrícula inmobiliaria No.370-546611. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $4'000.000

PARQUEADERO N° 162-163: Matrícula inmobiliaria No.370-546612. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $4'000.000

PARQUEADERO N° 164-165: Matrícula inmobiliaria No.370-546613. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL 'TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $4'000.000

PARQUEADERO N° 166: Matrícula inmobiliaria No.370-546614. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $2'000.000

PARQUEADERO N° 167: Matrícula inmobiliaria No.370-546615. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $1'900.000

PARQUEADERO N° 168: Matrícula inmobiliaria No.370-546616. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $2'000.000

PARQUEADERO N° 169: Matrícula inmobiliaria No.370-546617. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE H
Avaluado en: $2'000.000

PARQUEADERO N° 170: Matrícula inmobiliaria No.370-546618. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE I
Avaluado en: $2'000.000

PARQUEADERO N° 171: Matrícula inmobiliaria No.370-546619. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE I
Avaluado en: $2'000.000

PARQUEADERO N° 172: Matrícula inmobiliaria No.370-546620. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE I
Avaluado en: $1'900.000

PARQUEADERO N° 173: Matrícula inmobiliaria No.370-546621. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE I
Avaluado en: $2'000.000

PARQUEADERO N° 174-175: Matrícula inmobiliaria No.370-546622. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE I
Avaluado en: $3'900.000

PARQUEADERO N° 176-177: Matrícula inmobiliaria No.370-546623. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE I
Avaluado en: $4'000.000

PARQUEADERO N° 178-179: Matrícula inmobiliaria No.370-546624. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE I
Avaluado en: $4'000.000

PARQUEADERO N° 180-181: Matrícula inmobiliaria No.370-546625. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE I
Avaluado en: $3'900.000

PARQUEADERO N° 182-183: Matrícula inmobiliaria No 370-546626. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE",
NIVEL 1 del BLOQUE I
Avaluado en: $4'000.000

PARQUEADERO N° 184-185: Matrícula inmobiliaria No.370-546627. Se encuentra en la CALLE 42 NORTE 7-71, CONJUNTO RESIDENCIAL "TERRAZAS DE CHIPICHAPE", NIVEL 1 del BLOQUE I
Avaluado en: $4'000.000

El avalúo total de los inmuebles que se remataran individualmente, asciende a la suma de SIETE MIL SETENTA y SIETE MILLONES QUINIENTOS MIL PESOS ($7.077' 500.000.00).

Será postura admisible la que cubra el 700% del avalúo, individualmente para cada bien, previa consignación del 20% del mismo valor, a órdenes del Juzgado.

La licitación comenzará a la hora señalada y no se cerrará sino transcurridas dos horas por lo menos.

Para efectos de lo consagrado en el art. 525 del C.P.C Se fija el presente aviso en la secretaría del Juzgado por el término legal, hoy **16 de Julio de 2001** siendo las ocho de la mañana (8:00 a.m.).

La Secretaria,

CLARA INES TORRES LOPEZ

COLMENA

FILE No. 823437

amiher@eltiempo.com.co EL TIEMPO

ECONÓMICAS

CIFRA DEL DÍA

31.858 billones de pesos es el saldo de Títulos de Tesorería a septiembre de 2001

DÓLAR

Tasa representativa del mercado	$ 2.342,18
Casa de cambio (c)	$ 2.120,00
Casa de cambio (v)	$ 2.160,00

CAFÉ — *Dólares por libra en N.Y.*

Hoy	0,67
Ayer	0,67

PETRÓLEO — *Dólares por barril*

Hoy	25,42
Ayer	26,59

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	912,54
Ayer	925,04

INTERÉS — *Efectivo anual*

DTF	11,89%
DTF Trimestre anticipado	11,14%
TBS Efectivo anual Bancos a 90 días	11,86%

UVR

HOY	$ 120,4401
MAÑANA	$ 120,4505

MONEDAS — *Pesos por*

	Compra	Venta
Bolívar	3,14	3,24
Dólar (Ecuador)		$ 2.342,18
Peso mexicano		$ 250,72


TRANSACCIONES Y MOVIMIENTOS:
WWW.CORFIVALLE.COM
CORPORACIÓN FINANCIERA DEL VALLE S.A.

Nuevo hipermercado

Con una inversión de 59.000 millones de pesos y en una superficie de 42.278 metros cuadrados Carrefour abrirá mañana al público el quinto hipermercado en el occidente de Bogotá. Con el nuevo proyecto se generarán 450 empleos directos y otros 400 indirectos. Carrefour, la primera cadena de distribución en Europa estableció su primer almacén en la capital del país en 1998 y hoy cuenta con un total de 2.500 empleados directos y más de 1.200 indirectos.

Se reanima el crédito

Caída en los préstamos de la banca (%)

Sep/00	Jun/01	Ago/01	Sep/01
-9,0	-3,0	-2,1	-1,7

Fuente: Banco de la República.

Lentamente el crédito que otorgan las entidades financieras se está reanimando. Después de una parálisis como consecuencia del mayor riesgo producto de la recesión y el alto desempleo, los préstamos de la banca se están reanimando, especialmente el comercial y de consumo. Aunque sigue cayendo no lo hace al mismo ritmo de hace uno o dos años.

Sanción del ISS

En un máximo de 10 días la Superintendencia de Salud decidirá si levanta la sanción que pesa sobre el Instituto de Seguros Sociales desde hace tres años y que no le ha permitido afiliar nuevos usuarios en salud. La entidad recibió el pasado jueves el margen de solvencia del ISS (deudas en mora no mayores a 30 días) que es el factor clave para cualquier determinación.

Gastos del Gobierno

Déficit del sector público consolidado (%)

Semestre

I/00	0,5
II/00	-0,7

Un faltante de 2,4 billones de pesos, equivalentes al 1,3 por ciento del Producto Interno Bruto (PIB) acumularon las finanzas públicas en el primer

CUMBRE / ESTRATEGIA PARA PROTEGER VENTAS DE COLOMBIA A ESTADOS UNIDOS

Exportadores 'se pellizcan'

Gobierno anunciará hoy un paquete de medidas entre las que se encuentran más crédito, reducción en tasas de interés, seguros y baja en los costos de importación de maquinaria.

JUAN GUILLERMO LONDOÑO M.
Redactor de EL TIEMPO

A medida que pasan los días la situación de la economía mundial tiende a empeorar como consecuencia de la crisis desatada por los ataques terroristas en Estados Unidos. En las dos últimas semanas se ha presentado una semiparálisis en el comercio internacional porque los consumidores están frenando sus compras ante cualquier eventualidad.

Todos los países, desde las grandes potencias hasta los más pequeños se alistan para tomar medidas que conjuren, o por lo menos suavicen, los efectos de una desaceleración económica e inclusive de una recesión mundial.

Colombia no es la excepción. Por esta razón, hoy un grupo de al menos 100 empresarios, se reunirá en una cumbre con el Gobierno en la que estudiarán mecanismos para afrontar la crisis que, de alguna manera, afectará las exportaciones nacionales hacia Estados Unidos, principal socio comercial.

En el evento, el Gobierno anunciará varias medidas enfocadas a apoyar a los exportadores, las cuales van desde más facilidades de crédito, reducción en tasas de interés, mayor cobertura de seguros al comercio exterior y la posibilidad de bajar los costos de importación de maquinaria para modernización tecnológica. Será una estrategia del Gobierno y sector privado para hacerle frente a los cambios económicos que implicará no sólo una recesión mundial sino un conflicto contra el terrorismo.

Una caída en la demanda de los estadounidenses afectaría significativamente a Colombia teniendo en cuenta que de los 13.000 millones de dólares en exportaciones la mitad se dirige hacia el país del norte. Estados Unidos nos compra café, azúcar, textiles, confecciones, flores y una sinnúmero de productos.

La ministra de Comercio Exterior, Marta Lucía Ramírez dijo a EL TIEMPO, que las líneas de acción estarán complementadas con otras sugerencias que haga el sector privado dentro del encuentro el cual contará con varias mesas de trabajo.

Exportaciones colombianas a E.U.
Primer semestre, millones de dólares

Productos	2000	2001
Primarios	2.560,6	2.027,1
Agropecuarios	24,7	29,8
Mineros	108,3	132,1
agroindustria	29,1	31,0
Industria liviana	226,6	252,6
Industria básica	216,3	173,3
Maquinaria	20,8	49,2
Automotriz	1,9	1,1
Total	3.186,6	2.686,8

Gráfico: Diseño Editorial /EL TIEMPO. Fuente: Analdex.

'ESTAMOS CON USTEDES'

En los próximos meses, todas las exportaciones colombianas hacia Estados Unidos, que hasta julio sumaban 3.117 millones de dólares, llevarán en sus empaques una especie de estampilla adhesiva con las banderas de Colombia y Estados Unidos en la cual habrá una leyenda que dice en inglés estamos con ustedes (*We stand by you*).

La idea nació del grupo antioqueño Cristal y fue retomada por el Gobierno y el resto de los exportadores para aplicarla a todas las exportaciones y de esta manera enviar un mensaje de solidaridad a los empresarios estadounidenses de parte de sus homólogos colombianos.

Déficit del sector público consolidado (%)
Semestre

Semestre	%
I/00	0,5
II/00	-0,7
III/00	-0,3
IV/00	-2,9
I/01	-0,4
II/01	-0,8

Un faltante de 2,4 billones de pesos, equivalentes al 1,3 por ciento del Producto Interno Bruto (PIB) acumularon las finanzas públicas en el primer semestre del 2001, cifra que está dentro de los acuerdos con el FMI. Según cifras del Confis se advierte el mayor crecimiento de los salarios y la compra de bienes y servicios por parte del Gobierno Central que están creciendo 20 y 26 por ciento, respectivamente.

Alistan cuentas para vivienda

Los bancos hipotecarios ya tienen diseñadas las cuentas de ahorro para el fomento de vivienda, que deberán abrir los clientes que quieran comprar vivienda nueva y beneficiarse de los descuentos en la retención en la fuente y el impuesto de renta. Davivienda, será una de las primeras entidades que dará a conocer los requisitos para la apertura de esta clase de depósitos.

Emisión de bonos

Cifras de Megabanco
** Cifras en millones*

Utilidad	$ 178,8*
Calidad de cartera	7,09%
Índice de solvencia	9,94%
Desembolsos créditos	326*

Fuente: Megabanco.

Una emisión de bonos obligatoriamente convertibles en acciones por 84.000 millones de pesos realizará en los próximos días Megabanco. Estos recursos estarán destinados al fortalecimiento patrimonial de la entidad para atender las necesidades del mercado. Las condiciones de esa operación serán acordadas con el Fondo de Garantías de Instituciones Financieras (Fogafín). Muchas entidades se están financiando a través de este sistema.

e inclusive de una recesión mundial.

Colombia no es la excepción. Por esta razón, hoy un grupo de al menos 100 empresarios, se reunirá en una cumbre con el res, las cuales van desde más facilidades de crédito, reducción en tasas de interés, mayor cobertura de seguros al comercio exterior y la posibilidad de bajar los costos de importación de los estadounidenses afectaría significativamente a Colombia teniendo en cuenta que de los 13.000 millones de dólares en exportaciones la mitad se dirige hacia el país del norte. Estas acciones estarán complementadas con otras sugerencias que haga el sector privado dentro del encuentro el cual contará con varias mesas de trabajo. **3-5**

PROYECTOS / DE 6 REFORMAS SE HA DEBATIDO UNA

Agenda económica, a paso de tortuga

A menos de tres meses de que finalicen las sesiones ordinarias del Congreso la evacuación de la agenda económica marcha a paso muy lento, casi de tortuga, lo que hace prever que será difícil que se alcance a evacuar el paquete de proyectos que el Gobierno presentó en las últimas semanas.

De seis iniciativas que se deben tramitar sólo hay avances en una. Se trata del proyecto de presupuesto que la semana pasada fue aprobado en las comisiones Terceras y Cuartas de Cámara y Senado, no sin varias objeciones por parte de algunos parlamentarios y del Contralor General, Carlos Ossa Escobar.

El presupuesto por 62,9 billones de pesos, de los cuales el 40 por ciento se va para pago de deuda, pasará ahora a debate en plenarias pasa salir a sanción presidencial antes del 31 de octubre próximo.

Pero las demás reformas no se han cocinado. Varias de ellas apenas las radicó el Gobierno hace unos días y de otras no hay rastro. Ese es el caso de la pensional que debe pasar primero por el cedazo de la concertación. O sea que tal como están las cosas este tema lo tendrá que sacar adelante el **3-5**

CÓMO VAN LAS REFORMAS

-Pensional: Hasta el momento no se ha presentado el proyecto.

-Laboral: hay cuatro propuestas de iniciativa parlamentaria y ninguna del Gobierno.

-Estatuto Tributario para las Regiones: el Gobierno ya presentó el proyecto pero no hay ponencia.

-Reforma a la ley 60: Esta semana se presentaría la propuesta oficial al Congreso

-Mercado de capitales: el proyecto se radicó la semana pasada

-Presupuesto del 2002: se aprobó en primer debate en comisiones económicas.



EL TIEMPO
LUNES 24 DE SEPTIEMBRE DE 2001



ECONÓMICAS
AHORRO DE US$ 875 MILLONES
La baja de las tasas de interés por la crisis mundial aliviará el costo de la deuda de Colombia. 3-8



COMPUTADORES
MESA REDONDA DE COMUNICACIONES
"La Ley de comunicaciones es urgente pero no se puede hacer de afán", dice el Ministerio. 3-10

COMPUTADORES
PREMIO INTERNET COLOMBIA
La CCIT anunció nuevos incentivos para el desarrollo de páginas virtuales. 3-10

SEGURIDAD / 'CARNIVORO' Y 'ECHELON', LIBRES EN INTERNET

Crece espionaje virtual

Diferentes organizaciones de inteligencia de Estados Unidos han liberado programas de vigilancia virtual que ponen en peligro la intimidad de los cibernavegantes.

COMPUTADORES



Después del ataque terrorista del pasado 11 de septiembre, y con el fin de facilitar las investigaciones que conduzcan a la identificación de los responsables, diversas organizaciones de inteligencia en Estados Unidos anunciaron la puesta en marcha de herramientas digitales para escudriñar el ciberespacio en busca de sospechosos.

La noticia solo puede significar una cosa: los sistemas 'Carnívoro' del FBI (Oficina Federal de Investigaciones) y 'Echelon' de la NSA (Agencia Nacional de Seguridad de Estados Unidos) reinan a sus anchas en Internet.

Los primeros en protestar por la medida fueron los defensores de derechos civiles en E.U., y con justa razón, porque los programas utilizados por la inteligencia estadounidense funcionan mediante la intervención de comunicación electrónica, mientras entraba en acción 'DragonWare Suite' (DWS), que permitía al FBI recons- analistas de programación en el mundo convencidos de su potencial facultad de vigilar facilitará el uso de la información recolectada como evidencia. "Hay que aclarar





PERFIL / CREÓ EL BANPOPULAR Y ACOPI

El hombre que pagó la deuda

ECONÓMICAS

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO

Luis Morales Gómez no está en la memoria colombiana. Pasa desapercibido. Es frágil, pequeño. A sus 84 años sigue tan activo como cuando lo llamó el general Gustavo Rojas Pinilla para que fuera su ministro de Hacienda. De Fomento, como se llamaba en esa época. Su segunda esposa es menor que los hijos de su primer matrimonio. Con ella tiene una hija que es menor que sus nietos.

Su número de cédula es 460. Además de haber sido el primer presidente Asociación de Medianas y Pequeñas Empresas (Acopi), fundó el Banco Popular y saneó la deuda externa de Colombia en el año 54.

"Un día me nombraron en un montepío municipal y cuando una señora me dijo que iba a perder una joya por la deuda, planteé disolverlo y crear un banco", recuerda.

¿Así nació el Banco Popular?

Sí. El superintendente Leal Morales, que no era mi pariente, me pronosticó que iba a fracasar. "Es mal negocio prestarle a los pobres", me dijo. Yo le dije que confiaba en sus valores éticos, y si me autorizaba abriría al día siguiente.

Luis Morales Gomez

¿Al otro día?

Y así lo hice. Y al segundo día llegó un zorrero y me contó que un carro mató su caballo. Necesitaba 180 pesos para comprar otro animal. Fue el primer crédito del Banco Popular.

por la medida fueron los defensores de derechos civiles en E.U., y con justa razón, porque los programas utilizados por la inteligencia estadounidense funcionan mediante la intervención de comunicación electrónica, mientras buscan pistas para alimentar sus pesquisas.

Por supuesto, como lo explicó el programador de software Eduardo Parra, la efectividad de la tecnología en cuestión se incrementa mientras más información observe, lo que representa un gran riesgo si tenemos en cuenta que, en Internet, todos son sospechosos hasta que se demuestre lo contrario.

Un depredador virtual

En teoría, DCS100, alias 'Carnívoro', representa la tercera generación de un grupo de aplicaciones de detección en línea desarrollado por el FBI. Aunque la información existente sobre la primera versión del programa permanece aún en secreto, muchos expertos piensan que es la base de una popular herramienta de seguridad conocida como 'Etherpeek'.

En 1997, los federales pusieron en funcionamiento el programa 'Omnívoro', la segunda generación del sistema, diseñado para vigilar el tráfico de un ISP (Proveedor de Servicio de Internet) específico y capturar los correos de fuentes seleccionadas.

'Omnívoro' fue dado de baja del servicio activo en 1999, mientras entraba en acción 'DragonWare Suite' (DWS), que permitía al FBI reconstruir correos electrónicos, archivos descargados de la red e incluso páginas virtuales previamente borradas.

En términos generales, DWS está constituido por tres elementos digitales con diferentes funciones que interactúan para completar su labor. El primero de ellos, 'Carnívoro', desarrollado a partir de Windows NT/2000, se encarga de analizar la red y detener las comunicaciones que parezcan sospechosas para almacenarlas virtualmente.

No obstante, los datos electrónicos viajan siempre desordenadamente, por lo que es necesario armar el rompecabezas mediante una herramienta denominada 'Packeteer', cuya forma de operación es desconocida. Finalmente entra en juego 'Coolminer', que analiza los mensajes ya reconstruidos y establece su nivel de peligrosidad.

El fantasma de Internet

Oficialmente, 'Carnívoro' opera como un instrumento de investigación del FBI para rastrear información enviada desde y hacia el computador de un sospechoso, y nunca para analizar datos que viajen libres en Internet. Sin embargo, son muchos los analistas de programación en el mundo convencidos de su potencial facultad de vigilar todo cuanto viaje por medio de servidores en diferentes compañías de ISP, lo que le otorgaría un gran poder de observación.

Según el FBI, para activar el programa es necesaria la autorización de una corte judicial, lo que posteriormente facilitará el uso de la información recolectada como evidencia. "Hay que aclarar –sostiene Parra– que, bajo la ley de Estados Unidos, solo pueden ser 'chuzadas' las comunicaciones relacionadas con delitos como terrorismo, pornografía infantil, espionaje, tráfico de armas y fraude".

Una vez identificado el sospechoso y

3-9

PRIVACIDAD PARA LA JUSTICIA

La semana pasada, en Estados Unidos, durante una conferencia dirigida por el juez William Rehnquist, las cortes federales de ese país anunciaron la adopción de directivas para disminuir la vigilancia de sus comunicaciones en Internet.

La medida permitirá que cerca de 30.000 empleados del sistema jurídico estadounidense se gocen de mayor libertad a la hora de navegar en el ciberespacio o de enviar correos electrónicos; actividades que antes podían ser meticulosamente investigadas, sin que esto representara una violación a la intimidad de los funcionarios.

Aunque la política no garantiza el derecho a la privacidad de ningún juez en su trabajo, la mayoría de los expertos en el asunto opinan que se trata de una victoria para la protección de los derechos civiles.

Las leyes federales contra la intervención de comunicaciones previenen el monitoreo de conversaciones en la mayoría de los casos. Sin embargo, una ley aprobada en 1986 permite a los directores de grandes empresas intervenir el uso de varios de sus dispositivos de comunicación.

valores éticos, y si me autorizaba abriría al día siguiente.



Luis Morales Gomez

¿Al otro día?

Y así lo hice. Y al segundo día llegó un zorrero y me contó que un carro matado su caballo. Necesitaba 180 pesos para comprar otro animal. Fue el primer crédito del Banco Popular.

¿Y lo llamó Rojas Pinilla para que fuera su ministro?

Me llamó y me dijo que me esperaba a las 2:30 de la tarde. Salí del Banco Popular, almorcé, me hice lustrar los zapatos y caminé hasta el Palacio, donde está la Cancillería. Cuando llegué, me dijo: Lo acabo de nombrar ministro, firme aquí. Y yo firmé. Salí, de una vez, para mi nuevo despacho. Ahí comenzaron mis desdichas –sonríe–, porque

3-4

ECONÓMICAS

CIFRA DEL DÍA

En 1,23 por ciento bajó el índice general de la Bolsa de Colombia.

DÓLAR

Tasa representativa del mercado	$ 2.341,68
Casa de cambio (c)	$ 2.120,00
Casa de cambio (v)	$ 2.160,00

CAFÉ — *Dólares por libra en N.Y.*

Hoy	0,67
Ayer	0,69

PETRÓLEO — *Dólares por barril*

Hoy	26,59
Ayer	26,72

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	925,04
Ayer	937,62

INTERÉS — *Efectivo anual*

DTF	11,96%
DTF Trimestre anticipado	11,14%
TBS Efectivo anual Bancos a 90 días	11,83%

UVR

HOY	$ 120,4088
MAÑANA	$ 120,4192

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,14	3,24
Dólar (Ecuador)	$ 2.341,68	
Peso mexicano	$ 251,83	



Reforma o más impuestos

El Departamento Nacional de Planeación advirtió que si se aplaza la reforma pensional el país quedaría abocado a una elevación exagerada de los impuestos o a un aumento de la deuda pública en cerca del 20 por ciento del Producto Interno Bruto (PIB). Por eso recomienda presentar una reforma que acelere el periodo de transición de la Ley 100, eliminar los regímenes especiales que son perversos y utilizar parcialmente los recursos del Fondo de Estabilización Petrolera para financiar el déficit pensional.

Mejoran ganancias de la banca

Utilidades sistema financiero

(Millones de pesos, a julio) Intermediario

Intermediario	Millones de pesos
Privado nacional	173.663
Privado extranjero	85.853
Cooperativo	-287
Público primer piso	-7.804
Público segundo piso	452.005
Total	703.430

Fuente: Superbancaria.

Las utilidades del sistema financiero, incluidas las de la banca pública de segundo piso, sumaron 703.430 millones de pesos en los primeros siete meses del año, un 13,86 por ciento más que las registradas en junio. El sector privado nacional tuvo un ligero aumento en este rubro, mientras en el extranjero hubo un leve descenso en las ganancias, según informó la Superintendencia Bancaria.

Deuda territorial

El Gobierno reglamentó ayer las condiciones para que municipios y departamentos puedan acceder a los recursos del Fondo de Ahorro y Estabilización Petrolera, para aliviar los problemas de endeudamiento de las regiones. Para los departamentos de Arauca, Casanare y los municipios Arauca, Arauquita, Aguazul y Tauramena los recursos se destinarán al pago de la deuda vigente a 29 de diciembre del 2000

JUGUETES / MINISTERIO DE SALUD PROHÍBE ALGUNAS PROMOCIONES

Una batalla de chocolate

La competencia entre marcas amenaza a los muñecos y otros ganchos del mercadeo de productos para niños. El caballito de batalla es la prevención en salud. 'No he sido presionada': Ministra.



LAS EMPRESAS productoras de golosinas utilizan toda una serie de ganchos para atraer al consumidor. Rafael Espinosa / EL TIEMPO

Los famosos huevos de chocolate 'Kinder Sorpresa' y 'Crazy Zoo' están a punto de convertirse en asunto de tribunales.

Sus compañías comercializadoras en Colombia, Ferrero del Ecuador y la Distribuidora Adro Limitada, se alistan para enfrentar al Ministerio de Salud y específicamente a una resolución que prohíbe cualquier objeto, juguete o anzuelo comercial dentro del producto.

El tema es que una cápsula plástica con piezas armables de animales, carros y rompecabezas, introducida dentro del cascarón de chocolate, es precisamente el mayor gancho de los huevos 'Kinder Sorpresa' y 'Crazy Zoo', competidores extranjeros de compañías colombianas como Nacional de Chocolates, que por ahora prefiere no hablar del tema.

La historia, de lo que parece ser una batalla por el mercado de los chocolates, la inició la Andi.

El propio presidente de ese gremio, Luis Carlos Villegas, dirigió el pasado 8 de mayo una especie de carta-alerta a la ministra de Salud, Sara Ordóñez.

En ella, Villegas se mostraba preocupado por los riesgos que podría entrañar para los niños colombianos la ingestión de los juguetes incluidos dentro de alimentos.

Y reclamaba que esas prácticas comerciales fuesen restringidas pues, a juicio de la Andi, en Colombia la comercialización de tales productos venía haciéndose sin ninguna reglamentación.

De acuerdo con el Ministerio de Salud, además de la carta de Villegas, ese despacho recibió múltiples "quejas de padres de familia, organismos de salud y gremios de la producción, que solicitaron medidas de protección de la salud, especialmente de la población infantil".

Así, "una vez analizados esos argumentos y los antecedentes mundiales de casos de asfixia de niños que no identifican qué es comestible y qué no, el Ministerio adoptó la resolución".

Confusión

La resolución de la discordia, que el ministerio de Salud expidió el 2 de agosto pero apenas dio a conocer esta semana, fija el próximo dos de octubre como fecha límite para que firmas como Ferrero y Adro eliminen las sorpresas de sus chocolates y retiren del mercado las unidades que para entonces aún se encuentren en venta.

1-17

29 de diciembre del 2000 'Crazy Zoo', competidores ex- rigió el pasado 8 de mayo una tringidas pues, a juicio de la tren en venta.

JUSTICIA

Vea además en:
eltiempo.com
Antipersonales. Las conclusiones de la cumbre contra las minas antipersonales, en la sección Política.

20 guerrilleros muertos

Un mes y medio después de que las Fuerzas Militares iniciaron la operación 'Siete de Agosto', ayer fuentes oficiales informaron de la muerte de 20 guerrilleros de las Farc cerca de El Retorno, a 40 kilómetros de San José del Guaviare, en enfrentamientos con unidades del Ejército. En la operación, que se desarrolla en el sur del Meta, en el Guaviare y Guainía, han participado cerca de 4.000 hombres.

Ira dice que no envió a nadie

El Ejército Republicano Irlandés (Ira) tomó distancia de las detenciones de tres irlandeses en Colombia el mes pasado. En un comunicado, divulgado ayer, el Ira dice: "Queremos dejar claro que la jefatura del Ira no envió a nadie a Colombia a entrenar o a comprometerse en cooperación militar con ningún grupo". El Sinn Fein, ala política del Ira, también negó que los tres hombres lo representaran.

Dijo que iba a poner bomba



Reinel Ruiz / Policía Nacional

La Policía capturó ayer a dos hombres que según las autoridades pertenecen al frente 53 de las Farc y pretendían activar una carga explosiva en Bogotá. Se trata de John Jairo Buitrago, de 21 años, y Luis Alberto Puertas, de 24, a quienes capturaron en la carrera 21 con 39, con un explosivo compuesto por un kilo de pentonita. Según fuentes oficiales, uno de los jóvenes confesó a quién le iban a poner la bomba.

Marcha por cárcel

Los familiares de las personas detenidas en la Cárcel de Valledupar están convocando a dos marchas para el próximo 21 de septiembre. Una en Bogotá, que sale de la Plaza de Toros a las 9 de la mañana, y otra en Valledupar que sale de la glorieta de la Ceiba a la 1 de la tarde. Los familiares quieren "manifestar el rechazo" por lo que ellos consideran tratos denigrantes e inhumanos a los presos.

POLÉMICA / INPEC DICE QUE 8 MIL RECLUSOS QUEDARÁN LIBRES

Por nuevos códigos, 4.658 reos libres

La próxima semana recobrará la libertad el ex congresista Carlos Alonso Lucio, amparado en la aplicación de la nueva legislación penal. El debate aumenta.



LOS CONGRESISTAS que aprobaron los nuevos códigos Penal y de Procedimiento Penal aseguran que la excarcelación estaba prevista para descongestionar los centros de reclusión. Archivo / EL TIEMPO

Desde narcotraficantes, lavadores de dinero, secuestradores, extorsionistas y homicidas hasta condenados por falsa denuncia han salido o están a punto de salir de las cárceles por la aplicación de los nuevos códigos Penal y de Procedimiento Penal.

El Instituto Nacional Penitenciario y Carcelario (Inpec) reveló ayer que ya son 4.658 los reclusos que han recuperado su libertad en casi dos meses de vigencia de la nueva legislación.

Según cálculos del Inpec, por lo menos otros 3.400 internos más, hoy recluidos en las 167 cárceles del país, quedarán en libertad invocando esos beneficios.

El país aún no entiende por qué hombres como los más importantes lugartenientes del extinto narcotraficante Pablo Escobar Gaviria y algunos de los implicados en el proceso 8.000, entre otros, que en su momento generaron gran conmoción por los delitos que cometieron, recuperaron su libertad.

La defensa

Los defensores de los nuevos códigos aseguran que los reos simplemente están disfrutando de las ventajas que les concedió el cambio de leyes penales.

Por ejemplo, un condenado es Rafael Serrano Prada, quien ayer recuperó su libertad luego de haber pagado más de cinco años de cárcel por el delito de homicidio y porte ilegal de armas.

Igual beneficio recibieron personas como Otoniel de Jesús González Franco, 'Otto'; Luis Carlos Aguilar Gallego, 'El Mugre', Giovanni Lopera Zabala, 'Pasarella', y John Jairo Betancur Martínez, 'Icopor', todos ellos integrantes del cartel de Medellín y que pagaban penas por narcotráfico, terrorismo, secuestro y porte ilegal de armas.

Quinientos implicados en el fraude a Foncolpuertos ya están libres.

Por la entrada en vigencia [...] procesados por falsedad, pero con el nuevo Código Penal este delito es excarcelable.

El ex procurador general de la Nación Jaime Bernal Cuéllar dijo que cuando se estaban discutiendo los nuevos códigos en el Congreso, él entregó a los parlamentarios un documento que advertía las consecuencias que tendría para el país la aplicación de esas normas.

"El 80 por ciento del Congreso desconocía lo que estaba aprobando y los efectos que eso traería", anotó el ex procurador.

Por su parte, Rodrigo Rivera, uno los ponentes del Código [...]

Según él, porque la idea era descongestionar las cárceles, otorgando la libertad a quienes ya habían cumplido la mayor parte de su condena.

Los magistrados de las altas cortes, reunidos en Bucaramanga en un foro sobre justicia ordinaria, dividieron opiniones. Para Álvaro Orlando Pérez, de la Corte Suprema, no es cierto que los nuevos códigos generen impunidad.

Nilson Pinilla, también magistrado de la Corte Suprema de Justicia, dijo que la libertad masiva "es una consecuencia natural que debió ser calculada por el Congreso".

Juristas y congresistas coinciden en que hay que dar un compás de espera a esas normas para analizar sus verdaderos alcances. Mientras tanto continuará la salida masiva de pre[...]

Los familiares de las personas detenidas en la Cárcel de Valledupar están convocando a dos marchas para el próximo 21 de septiembre. Una en Bogotá, que sale de la Plaza de Toros a las 9 de la mañana, y otra en Valledupar que sale de la glorieta de la Ceiba a la 1 de la tarde. Los familiares quieren "manifestar el rechazo" por lo que ellos consideran tratos denigrantes e inhumanos a los presos.

Reunión sobre tráfico marítimo

Mañana concluye en Cartagena el Primer Encuentro Internacional sobre Interdicción Marítima. En él se analizan nuevas estrategias para incautar drogas ilícitas en el mar. Participan Costa Rica, Ecuador, Honduras, Jamaica, R. Dominicana, México, Panamá y Venezuela. Según E.U., el 90 por ciento de las drogas se trafican por mar. En los últimos tres años Colombia ha incautado 77,1 toneladas de coca.

bertad.

La defensa

Los defensores de los nuevos códigos aseguran que los reos simplemente están disfrutando de las ventajas que les concedió el cambio de leyes penales.

Por ejemplo, un condenado que haya pagado las tres quintas partes de su pena puede quedar en libertad como es el caso del ex congresista Carlos Alonso Lucio, que la próxima semana saldrá de las casas fiscales de La Picota de Bogotá.

Otro ex parlamentario beneficiado con los nuevos códigos

tancur Martínez, 'Icopor', todos ellos integrantes del cartel de Medellín y que pagaban penas por narcotráfico, terrorismo, secuestro y porte ilegal de armas.

Por la entrada en vigencia de los nuevos códigos, la Fiscalía tuvo que revocar en las últimas semanas cerca de 500 medidas de aseguramiento contra los implicados en la millonaria defraudación a Foncolpuertos, que le costó a la Nación más de dos billones de pesos. Los implicados estaban

fraude a Foncolpuertos ya están libres.

"El 80 por ciento del Congreso desconocía lo que estaba aprobando y los efectos que eso traería", anotó el ex procurador.

Por su parte, Rodrigo Rivera, uno los ponentes del Código Penal en el Senado, advirtió que la excarcelación masiva estaba prevista cuando se aprobaron las normas penales.

de Justicia, dijo que la libertad masiva "es una consecuencia natural que debió ser calculada por el Congreso".

Juristas y congresistas coinciden en que hay que dar un compás de espera a esas normas para analizar sus verdaderos alcances. Mientras tanto continuará la salida masiva de presos de quienes el país esperaba un castigo más severo, acorde con los delitos que cometieron.

ECONÓMICAS

CIFRA DEL DÍA

En 51,83% crecieron en julio las licencias de construcción, según el Dane.

DÓLAR

Tasa representativa del mercado	$ 2.342,04
Casa de cambio (c)	$ 2.120,00
Casa de cambio (v)	$ 2.160,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,69
Ayer	0,69

PETRÓLEO — Dólares por barril

Hoy	26,72
Ayer	27,70

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	937,62
Ayer	954,10

INTERÉS — Efectivo anual

DTF	11,96%
DTF Trimestre anticipado	11,14%
TBS Efectivo anual Bancos a 90 días	11,32%

UVR

HOY	MAÑANA
$ 120,3984	$ 120,4088

MONEDAS

Pesos por	Compra	Venta
Bolívar	3,14	3,24
Dólar (Ecuador)		$ 2.342,04
Peso mexicano		$ 251,44

Piden investigar funcionarios

El Superintendente de Servicios Públicos Domiciliarios, Diego Humberto Caicedo, solicitó al Procurador, Edgardo Maya Villazón, investigar a los funcionarios estatales que tienen bajo su responsabilidad la preparación de proyectos de presupuesto, la ejecución de apropiaciones y la realización de los pagos de los servicios públicos domiciliarios que no han sido efectuados y que han acentuado la crisis del sector eléctrico.

Sube la demanda de energía


Tasas de crecimiento de la demanda de electricidad
Agosto (%)
Enero 2,94
Febrero 2,10
Marzo 2,01
Abril 3,05
Mayo 1,46
Junio 1,06
Julio 1,80
Agosto 4,41
Fuente: ISA.

En agosto la demanda de energía subió 2,32 por ciento con un incremento del 0,22 por ciento frente a julio, informó Interconexión Eléctrica S.A. Frente a agosto del año pasado la demanda subió 4,41 por ciento, el valor más alto de los últimos 40 meses. ISA indicó que entre enero y agosto el indicador registró un aumento de 2,35 por ciento con relación al mismo periodo del año anterior.

Formando sus ejecutivos

La entidad financiera Davivienda decidió fortalecer su nivel ejecutivo para enfrentar los retos de la banca moderna. Apoyada en la Universidad de Los Andes, Davivienda aspira capacitar a sus 420 ejecutivos en todo el país, en todas las competencias del sector. Para lograrlo, los funcionarios deberán estar certificados en el conocimiento necesario para el éxito de gestión de la organización financiera.

Operación en tiempo real

Para ofrecer una atención personalizada y vender nuevos servicios, Conavi adquirió la Zero Latency Entreprise (ZLE) de Compaq, con lo que podrá tener y presentar información en línea, en tiempo real, y disponer de ella para tomar decisiones inmediatas [illegible]

CONGRESO / IMPULSAN FRENTE COMÚN PARA EL EMPLEO

Lluvia de propuestas para reforma laboral

El Congreso espera meter el acelerador a fondo para sacar antes de diciembre una reforma al Código Laboral.

JACQUELINE GUEVARA
Redactora EL TIEMPO

Cerrada la puerta de la concertación para sacar adelante la reforma laboral quedó abierta la del Congreso, donde están en fila las primeras propuestas sobre el tema y se alistas otras más.

A las iniciativas de la representante a la Cámara Zulema Jattin para flexibilizar el mercado laboral, y del senador Jorge Armando Mendieta, para crear un fondo para la generación de empleo, se sumó una propuesta impulsada por el presidente del Senado Carlos García Orjuela. La idea es crear un "frente común por el empleo".

"Vamos a buscar consensos con los partidos políticos para sacar adelante un proyecto con el fin de solucionar el grave problema del desempleo", sostuvo García, quien señaló que va inició las primeras


Carlos García O. Zulema Jattin

nómicos, académicos y congresistas para que un proyecto de esta naturaleza se apruebe en el menor tiempo posible.

Según el parlamentario, la iniciativa sería integral porque incluiría normas para flexibilizar el mercado laboral tales como la revisión de la jornada de trabajo, el pago por semanas o por horas trabajadas, la capacitación de aprendices, la revisión de los aportes parafiscales (cajas de compensación, Sena) pero además, se incluirían alivios tributarios a las empresas, impulso al fondo de capitalización empresarial, y compromisos de municipios y departamentos para la generación de empleo.

Todos en fila

Ante la "lluvia de propuestas" para reformar las normas laborales el Congreso tendrá que definir cual de todas dis-

la iniciativa. El Gobierno, por su parte deberá decidir a cual le da su aval.

Ayer la representante Zulema Jattin dijo que su propuesta comenzará a discutirse en los próximos días. Propone el establecimiento de un salario mínimo a partir de 1.144.000 pesos, la disminución en dos puntos de los aportes a las cajas de compensación y en un punto al Sena, nuevas alternativas de contratación (por horas trabajadas) y la disminución de la indemnización por despidos. Esta propuesta es permanente a diferencia de la del Gobierno que es temporal, por dos años.

Y otra iniciativa que recorrió su primer trecho fue la del senador Jorge Armando Mendieta sobre la creación de un fondo para la generación de empleo que contaría con 250.000 millones de pesos anuales provenientes del 10 por ciento de las utilidades del Banco de la República y del 10 por ciento del tres por mil. Se otorgaría créditos a tasas bajas a todo el que quiera crear una pequeña empresa.

BAVARIA

Cierre era inevitable: Pizano

El Gobierno aseguró ayer que el cierre de las 7 plantas de producción de cerveza "era inevitable", porque en las circunstancias en las que estaba operando, la empresa "no sería viable".

El cierre de esas plantas significa el retiro de 945 trabajadores, de acuerdo con un plan en el que, "como empresarios independientes, podrán seguir prestando sus servicios a la compañía", dijo el presidente de Bavaria, Ricardo Obregón.

El ministro de Desarrollo Económico, Eduardo Pizano, lamentó la decisión de la cervecería, pero afirmó que, en blanco y negro, la situación de la fábrica es la de salir de algunos trabajadores o de todos. "Y era ahora, o más tarde", añadió.

Pizano consideró que un hecho como este, en una coyuntura difícil del conjunto de la economía, obliga a que "todos, los empresarios, los sindicatos, los bancos, los empleados, todos, tienen que apretarse el cinturón".

El funcionario consideró adecuado el procedimiento de 'acuerdos de retiro'.

Operación en tiempo real

Para ofrecer una atención personalizada y vender nuevos servicios, Conavi adquirió la Zero Latency Entreprise (ZLE) de Compaq, con lo que podrá tener y presentar información en línea, en tiempo real, y disponer de ella para tomar decisiones inmediatas sobre sus productos, servicios y necesidades del cliente. Conavi comenzará el programa con los seguros y servicios débito de sus cajeros automáticos.

Alianza IBM y DeRemate.com

International Business Machines (IBM) anunció que ha formalizado un trato de afiliación con el sitio de comercio electrónico DeRemate.com para vender y promover sus productos por Internet. Esta relación se extenderá en los siguientes países de América Latina: Brasil, Argentina, México y Colombia. Los usuarios del portal podrán tener acceso con descuentos a las tecnologías de informática personal de IBM.

DANE

Crecen ventas, cae empleo

Las ventas del comercio minorista, en julio, crecieron 1,78 por ciento, reportó ayer el Dane. En los primeros 7 meses del año aumentaron, también sin incluir combustibles, 2,59 y en el año comprendido entre julio del 2000 y julio pasado, subieron 2,71 por ciento.

En el mes de julio el empleo del comercio minorista se redujo 1,34 por ciento, mientras en el acumulado del 2001 cayó 2,43, afirmó el Dane.

En cuanto a sueldos y salarios, el Dane afirmó que en lo corrido del año aumentaron 0,95 por ciento.

"Vamos a buscar consensos con los partidos políticos para sacar adelante un proyecto con el fin de solucionar el grave problema del desempleo", sostuvo García, quien señaló que ya inició las primeras consultas con los gremios económicos.

empleo.

Todos en fila

Ante la "lluvia de propuestas" para reformar las normas laborales el Congreso tendrá que definir cual de todas discute o si se agrupan en una so-

Banco de la República y del 10 por ciento del tres por mil. Se otorgaría créditos a tasas bajas a todo el que quiera crear una pequeña empresa.

pleados, todos, tienen que apretarse el cinturón".

El funcionario consideró adecuado el procedimiento de 'acuerdos de retiro'.

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

LICITACIÓN PÚBLICA No. DCS-007-2001

OBJETO: La Empresa Colombiana de Petróleos - ECOPETROL - está interesada en obtener propuestas para contratar el "Fletamento de avión para la movilización de personal, carga y/o equipos de Ecopetrol en la Gerencia Sur" el alcance está determinado en el pliego de condiciones.

PRESUPUESTO OFICIAL: 6.631 SMLM

REQUISITOS PARA PARTICIPAR:

a) Tener capacidad para contratar y no hallarse en causal de inhabilidad o incompatibilidad de las previstas en la ley.
b) Haber comprado el Pliego de Condiciones, pagando en la Caja de Ecopetrol.
c) Tener la capacidad financiera para ejecutar el futuro contrato.
d) Demostrar haber ejecutado, en los últimos dos (2) años el servicio de transporte aéreo de personal y/o carga por una cuantía igual o superior a $ 600.000.000 en máximo dos (2) contratos.
e) Presentar la propuesta y garantizar la seriedad de la misma.
f) Otros indicados en el Pliego de Condiciones.

CONSULTA DEL PLIEGO DE CONDICIONES: Desde el 24 de septiembre de 2001 hasta el 08 de octubre de 2001 en el horario de 2:05 p.m. a 4:05 p.m. en las oficinas de la Dirección Corporativa de Seguridad de Ecopetrol, calle 37 No. 8-43, piso 9, Edificio Colgas, fax 2345472, teléfonos 2345402 y 2345086 en la ciudad de Bogotá.

VENTA DE LOS PLIEGOS DE CONDICIONES: Desde el 24 de septiembre de 2001 hasta el 08 de octubre de 2001; con cheque de Gerencia en la Caja de Ecopetrol, calle 37 No. 7-43, piso 1, Edificio Guadalupe, en Bogotá, en el horario de 8:00 a.m. a 12:00 m. y de 1:00 p.m. a 2:00 p.m. Si el pago se realiza con otro tipo de cheque o en efectivo deberá consignarse en la cuenta de ECOPETROL del BANCOLOMBIA No. 039999068-15 y posteriormente deberá visarse dicha consignación en la Caja de Ecopetrol en la dirección y horario antes mencionado. El precio es de Un millón ciento cuarenta mil pesos ($ 1.140.000) moneda corriente, por el ejemplar, no reembolsable.

RETIRO DE PLIEGO DE CONDICIONES: Desde el 25 de septiembre de 2001 hasta el 08 de octubre de 2001; en las oficinas de la Dirección Corporativa de Seguridad, calle 37 No. 8-43, piso 9, Edificio Colgas, fax 2345472, teléfonos 2345402 y 2345086 en Bogotá, en el horario de 2:05 p.m. a 4:15 p.m., previa presentación del recibo de pago debidamente visado por la oficina de Caja Ecopetrol.

PLAZO DE LA LICITACIÓN: Desde el 03 de octubre de 2001 a las 9:15 a.m., hasta el 17 de octubre de 2001 a las 9:15 a.m.

FACTORES DE ESCOGENCIA: Ecopetrol evaluará las propuestas con base en los siguientes factores:

Requisitos obligatorios. Las propuestas que no pasen los requisitos obligatorios no se evaluarán.

Las que pasen los requisitos se evaluarán así:

Evaluación Económica		**600 puntos**
Evaluación Técnica		**400 puntos**
Pilotos	50 puntos	
Copilotos	20 puntos	
Aeronave	250 puntos	
Programa de seguridad aérea	45 puntos	
Terminal aéreo	35 puntos	
Máximo puntaje total		**1000 puntos**

SEGUNDO AVISO

EMPRESA COLOMBIANA DE PETRÓLEOS ECOPETROL

CAMBIO PARA CONSTRUIR LA PAZ

UNAD Universidad Nacional Abierta y a Distancia

LICITACION PUBLICA 006 DE 2001

Objeto: La UNAD está interesada en la realización y puesta en funcionamiento del sistema de cableado estructurado compuesto por datos, VOZ y el sistema de cableado eléctrico para la interconexión lógica de los equipos de cómputo de los CREAD de Acacias, Duitama, Sogamoso, Popayan, Pasto, Santa Martha, Barranquilla, Bucaramanga y Florencia.

Presupuesto Oficial de la Licitación: El presupuesto previsto para la licitación es de hasta ($200.000.000) Doscientos millones de pesos moneda corriente, incluido I.V.A.

Requisitos Para Participar: Estar debidamente inscrito en el Registro de Proponentes de la Camara de Comercio de su jurisdicción, en la activad3, especialidad 3, grupo 5, con un K de contratación igual o superior a 3000 SMMLV.

Consulta y ventas de Pliegos: Secretaría General, Calle 14 sur No. 14-23, piso 5º, en Bogotá D.C.

Fecha de Apertura: 5 de Octubre de 2001: Hora: 10:00 a.m.
Fecha de Cierre: 22 de octubre de 2001 Hora: 3:00 p.m.

Audiencia de Aclaración al Pliego: 9 de octubre de 2001. Hora :10:00 a.m. Lugar:Calle 14 sur No. 14-23, piso 1.

Visita Obligatoria a los sitios: 10 al 18 de octubre. (Según Cronograma UNAD.)

Valor de los Pliegos: Doscientos Mil Pesos($200.000.oo) no reembolsables que se deberán cancelar en la cuenta corriente de la UNAD 311-13021-5 del Banco Ganadero, sede Centro Internacional.

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS.®

1-12 JUEVES 20 DE SEPTIEMBRE DE 2001 http://interactivo.wsj.com

Una publicación de DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

AMR CORP., matriz de American Airlines, planea despedir al menos 20.000 empleados para enfrentar el declive de viajeros registrado desde los ataques terroristas del 11 de septiembre. La reducción se hará en American, TWA y las rutas frecuentes de American Eagle.

* * *

Pirelli SpA renegoció la compra del control de Olivetti SpA y su participación en Telecom Italia SpA, logrando un descuento "teórico" del 10%. La italiana pagará el mismo precio por acción acordado originalmente, pero en dos segmentos.

* * *

Royal Dutch/Shell Group redujo del 5% al 3% sus proyecciones de crecimiento anual en los volúmenes de gas y petróleo hasta el año 2005. La anglo-holandesa dijo que la desaceleración del auge no tendría un impacto en los resultados de Shell en al menos los dos próximos años.

* * *

Eastman Kodak Co. redujo sus proyecciones de ganancias para el tercer trimestre de entre US$0,90 y US$1,20 por acción a US$0,65, debido a la desaceleración económica y a los ataques terroristas en EE.UU.

* * *

Deutsche Bank estudia la forma de eliminar hasta 15.000 empleos, o un 15% de su fuerza laboral, en un esfuerzo por recortar costos y estimular la competitividad.

* * *

McDonald's dijo que cerraría al menos 20 sucursales en Brasil, su octavo mercado en importancia en el mundo, como parte de su plan global de cerrar hasta 250 locales por malos resultados.

* * *

Prada Holding NV, italiana de artículos de lujo, suspendió indefinidamente su planeada salida a bolsa, provocando dudas

General Motors ultimaba el miércoles los detalles del acuerdo para adquirir varios de activos del quebrado fabricante de autos sudcoreano, Daewoo, por hasta US$400 millones en efectivo más la absorción de una pequeña parte de su deuda.

* * *

La Asociación de Aerolíneas Europeas ha pedido a la Comisión Europea inmunidad antimonopolio temporal para recortar capacidad y enfrentar la crisis financiera por la que atraviesan.

* * *

Las japonesas de maquinaria pesada, Ishikawajima-Harima Heavy Industries Co. y Kawasaki Heavy Industries Ltd., decidieron suspender conversaciones para consolidar sus operaciones de construcción naval, debido a las dificultades que tuvieron para definir los parámetros de la empresa conjunta.

* * *

Las autoridades monetarias de Japón intervinieron el miércoles (comprando dólares y vendiendo yenes) por segunda vez en la semana el mercado de divisas para apoyar al dólar y mantener abajo el yen, ante los temores de que una moneda local fuerte pueda minar las exportaciones, base de su economía.

* * *

El gobierno de Ecuador asumirá una deuda de entre US$120 millones y US$130 millones de sus 17 distribuidoras energéticas a ser privatizadas. La venta de las empresas está prevista para el 29 de octubre.

* * *

Intercor CZN, consorcio internacional, pagó US$125 millones por un contrato de exploración y explotación minera en Colombia.

* * *

Corporación Geo, constructora mexicana, comenzará a comprar sus propias acciones

Frustrante lucha contra el bolsillo terrorista

Las medidas de EE.UU. tendrán poca eficacia a corto plazo.

JERRY MARKON, EN NUEVA YORK, ANDREW HIGGINS, EN MOSCÚ, STEVE LEVINE, Y STEVE STECKLOW, EN LONDRES
Redactores de The Wall Street Journal.

Mientras las autoridades del mundo entero se apresuran a congelar cuentas bancarias y presionar financieramente a Osama bin Laden y su organización terrorista, un hecho perturbador ha quedado en el olvido: sembrar un caos devastador es, básicamente, una empresa de bajo presupuesto.

A pesar de los reiterados informes de que Bin Laden cuenta con una fortuna personal de US$300 millones o más, cálculos que quienes lo conocen consideran muy exagerados, durante años su extendida red ha demostrado ser una fuerza primitiva y barata, muchas veces autofinanciada por nuevas empresas, delitos menores o trabajos con sueldos bajos.

De hecho, una exhaustiva revisión de los documentos presentados ante los tribunales y entrevistas muestra que muchos de sus seguidores que ejecutan sus órdenes se autofinancian y al parecer reciben, sólo en algunos casos, pequeñas contribuciones del mismo Bin Laden. Los secuestradores de la semana pasada se alojaron en hoteles baratos, regatearon las cuentas y al menos uno vivía del dinero que le enviaban sus padres.

"Esto cuesta mucho menos de lo que la gente piensa y la verdad es que Bin Laden no necesita tener dinero para hacer cosas como ésta", dice Milton Bearden, quien pasó 30 años con la Agencia Central de Inteligencia de EE.UU. (CIA).

Los intentos por investigar las finanzas del terrorista saudita registrando sus documentos bancarios y controlando sus transferencias internacionales pueden no dar en el blanco. Su grupo al-Qaeda, al que las autoridades estadounidenses culpan de los atentados de la semana pasada, ha transportado dinero escondiendo billetes de US$100 en maletas o trasladando fondos a través de un sistema informal y casi sin ningún tipo de regulación de remesas, en lugar de emitir órdenes de transferencia de grandes bancos.

Él y otros militantes islámicos han estado en esto desde los años 80 cuando, con armas provistas en parte por EE.UU., lucharon para sacar a las tropas soviéticas de Afganistán.

El grupo de Bin Laden tampoco ha evitado por completo los cana-

alimentar un odio implacable contra Occidente.

Las autoridades han perseguido y tratado de bloquear los activos de Bin Laden durante años. En 1998, la Oficina de Control de Activos Extranjeros del Departamento del Tesoro de EE.UU. lo añadió a él y al-Qaeda a la lista que hace ilegal para cualquier banco o compañía estadounidense hacer negocios con ellos. Al año siguiente hizo lo mismo con el gobierno talibán que lo alberga en Afganistán.

El gobierno de EE.UU. también ejerció presión sobre países extranjeros cuyos bancos eran sospechosos de trasladar sus fondos, enviando emisarios a Pakistán, Arabia Saudita y otros estados del Golfo Pérsico para pedir que los ayudaran en su lucha contra el terrorismo.

Osama bin Laden

Los ataques de la semana pasada han transformado la batalla financiera en un frente crucial de la "nueva guerra" de EE.UU. El país, dijo Paul O'Neill, el secretario del Tesoro, no "sólo está peleando una guerra común en contra de esta gente sino... una guerra financiera y reclutando a los líderes de los países del mundo civilizado y sus instituciones financieras para que nos ayuden a identificar quiénes son estas personas, dónde está su dinero y quitárselo".

Pero, dice el Dr. Saad Al-Fagih, un disidente saudita en Londres, "los estadounidenses simplemente no entienden a la sociedad musulmana. No entienden (como se mueve) el dinero". Afirma que EE.UU. subestima la función dominante del efectivo —casi siempre dólares a pesar de la hostilidad hacia EE.UU.— y exagera el costo de lanzar inclusive un ataque terrorista calamitoso. "Para llevar a cabo con éxito una operación (como la de la semana pasada), esta gente no necesita miles de millones de dólares, ni siquiera millones de dólares. Necesitan unos cuantos miles", asegura Saad, quien encabeza el Movimiento para la Reforma Islámica en Arabia, con sede en Londres. El secuestro de la semana pasada, así como los ataques con bomba en las embajadas de EE.UU. en Nairobi y Tanzania, fueron en muchas formas un

Una fuerza primitiva autofinanciada por pequeñas empresas, obras de caridad y fechorías.

recursoss tenían son preguntas en el foco de la investigación monumental que involucra al Tesoro y a miles de oficiales del FBI y de inteligencia. Pero el ejemplo de ataques terroristas pasados también achacados a Bin Laden, en particular la explosión en 1998 de embajadas estadounidenses en Nairobi, Kenia, y Dar es Salaam, Tanzania, ofrece un retrato claro de la forma en que al Qaeda se prepara, financia y ejecuta sus ataques.

En operaciones en Sudán, Nairobi, Gran Bretaña y EE.UU., los seguidores de Bin Laden frecuentemente han sido trabajadores voluntariosos, estableciendo pequeñas empresas que van desde teñido de cuero y comercio de gemas a cultivo del girasol, mucho de ellos complementando su fin último de atacar los objetivos estadounidenses.

En Sudán, una granja de maní y maíz era la fachada de un centro de entrenamiento de armamento; un avión que llevó azúcar a Afganistán volvió con armas; una organización de caridad en Nairobi aportó un frente para que el grupo de Bin Laden pudiera obtener visas.

Cuando Bin Laden aceptó proporcionar rifles Kalashnikov a un grupo radical hermano en Egipto, llamado Jihad Islámico, no contrató un avión, un bote o siquiera un auto para entregarlos. En su lugar, compró dos caravanas de 50 camellos para el viaje de varios cientos de kilómetros a la vecina Sudán.

Jamal Ahmed al-Fadl, un miembro de al-Qaeda que trabajó en el departamento de finanzas de bin Laden en Sudán, explicó a una corte en Nueva York cómo ayudó a mover paquetes de efectivo a simpatizantes, de principios a mediados de los 90.

Como testigo en el juicio a de cuatro hombres acusados de participar en los bombardeos africanos, describió cómo llevó US$10.000 para activistas de al-Qaeda en Kenia y otros US$100.000 a un grupo militante palestino con sede en Jordania. Escondió el dinero debajo de su ropa en un bolso y, con ayuda de los oficiales de seguridad sudaneses, evadió las revisiones en el aeropuerto.

Al-Fadl y otros mensajeros de al-Qaeda raramente levantaban suspicacia. Sus viajes frecuentemente combinaban negocios legítimos con su función secreta de emisarios para Bin Laden. Al Fadl viajó a Eslovaquia para comprar repuestos para tractores, a Chipre a comprar maní en nombre de taba Investments, Ladin International y otros bra-

'Estados

portancia en el mundo, como parte de su plan global de cerrar hasta 250 locales por malos resultados.

* * *

Prada Holding NV, italiana de artículos de lujo, suspendió indefinidamente su planeada salida a bolsa, provocando dudas sobre cómo va a financiar su deuda y ambiciosos planes de expansión. Analistas habían proyectado que el grupo recaudaría hasta US$1.800 millones a través de la venta de entre 25% y 30% de sus acciones.

* * *

La industria de las convenciones y las reuniones empresariales de EE.UU. estima que el sector perderá unos US$1.000 millones en un período de tres semanas, debido a la avalancha de cancelaciones que se registraron tras los ataques terroristas.

* * *

Expertos de la industria aseguradora afirman que la mayor carga de los US$30.000 millones en costos calculados por muertes, daños a la propiedad e interrupción de negocios producto de los ataques recaerá sobre las compañías reaseguradoras y que algunos protagonistas pequeños no lograrán sobrevivir.

Intercor CZN, consorcio internacional, pagó US$125 millones por un contrato de exploración y explotación minera en Colombia.

* * *

Corporación Geo, constructora mexicana, comenzará a comprar sus propias acciones por hasta US$20,9 millones para defender el valor de sus títulos frente a la volatilidad del mercado bursátil.

* * *

El directorio de AT&T planeaba reunirse el miércoles por la noche para tratar las opciones de sus operaciones de cable, incluyendo una propuesta para fusionarlos con los activos de cable de AOL Time Warner Inc.

* * *

Bristol-Myers Squibb confirmó la compra del 19,9% de Imclone Systems, biotécnica estadounidense productora de una droga para combatir tumores, por US$1.000 millones. Con la adquisición, el gigante farmacéutico busca reforzar su papel en el desarrollo de tratamientos contra el cáncer.

Envíe sus comentarios a: americas@wsj.dowjones.com

ma informal y casi sin ningún tipo de regulación de remesas, en lugar de emitir órdenes de transferencia de grandes bancos.

Él y otros militantes islámicos han estado en esto desde los años 80 cuando, com armas provistas en parte por EE.UU., lucharon para sacar a las tropas soviéticas de Afganistán.

El grupo de Bin Laden tampoco ha evitado por completo los canales convencionales. Él y sus más cercanos han mantenido cuentas en Londres, Viena, Dubai, Malasia, Hong Kong y Jartum, la capital de Sudán, y varios otros lugares, según un ex asesor financiero. Y la infraestructura básica de su organización, campos de entrenamiento abastecidos de armas, tampoco es barata.

Antes de trasladarse a Afganistán en 1996, en donde se cree está ahora, Bin Laden manejaba su operación desde Sudán y gastó US$430.000 para comprar terrenos, la primera de sus muchas inversiones allí. Enviaba el dinero a un banco en Jartum y gastó otros US$230.000 para comprar un avión de carga, que luego chocó contra una duna.

Pero la división entre el alto costo de montar y operar una organización terrorista a largo plazo y los costos relativamente modestos de lanzar operaciones específicas pone al gobierno de EE.UU. ante un difícil problema: ahogar las finanzas de Bin Laden podría ayudar, pero puede ser demasiado tarde para evitar ataques ejecutados por los miles de militantes que Bin Laden ayudó a entrenar y a

'Estados Unidos no entiende a la sociedad musulmana. No entiende el papel del efectivo'.

la semana pasada), esta gente no necesita miles de millones de dólares, ni siquiera millones de dólares. Necesitan unos cuantos miles", asegura Saad, quien encabeza el Movimiento para la Reforma Islámica en Arabia, con sede en Londres. El secuestro de la semana pasada, así como los ataques con bomba en las embajadas de EE.UU. en Nairobi y Tanzania, fueron en muchas formas un asunto de bajo presupuesto.

Considere cómo dos de los secuestradores pasaron sus últimos días del 26 de agosto al 9 de septiembre: pernoctaron en el económico Panther Hotel de Deerfield Beach, Florida, arrendando una cuarto doble por US$250 a la semana, e ignorando hoteles más costosos en las cercanías.

Richard Surma, el dueño del motel, cuenta que Marwan Alshehhi, el presunto piloto del segundo avión que impactó al World Trade Center, y Mohamed Atta, quien se piensa piloteaba el primer avión, lavaban su ropa en las máquinas del motel por US$1 el bulto. No alquilaron ninguna película de pago por evento, nunca usaron el teléfono. Surma y su esposa los vieron cargando las bolsas del supermercado para usarlas en la cocina totalmente equipada de la habitación.

Aparentemente, ambos hombres llegaron a EE.UU. desde Hamburgo, Alemania. Atta era estudiante, con matrícula gratuita, pero también hizo diversos trabajos menores, como vendedor de autos usados, por ejemplo.

Cuántas otras personas los apoyaron y qué ... aeropuerto.

Al-Fadl y otros mensajeros de al-Qaeda raramente levantaban suspicacia. Sus viajes frecuentemente combinaban negocios legítimos con su función secreta de emisarios para Bin Laden. Al Fadl viajó a Eslovaquia para comprar repuestos para tractores, a Chipre a comprar maní en nombre de taba Investments, Ladin International y otros brazos de la próspera red de negocios de Bin Laden y sus simpatizantes. Las obras de caridad, muchas de las cuales fueron cerradas por las autoridades de Kenia después de los atentados de 1998, ofrecían un camuflaje adicional.

Los negocios legítimos, el trabajo de caridad genuino y la violencia política coexistían. Otro miembro de al-Quaeda, Wadi El Hage, quien fue hallado culpable en Nueva York este año por su papel en los atentados a las embajadas, fue enviado a Baku, Azerbayán, para abrir una obra de caridad que serviría como fachada para apoyar a los rebeldes luchando en Chechenia. Cuando estaba ahí, decidió también intentar ganar un poco de dinero: compró bicicletas.

Después explicó a sus sorprendidos colegas que eran "baratas allá (y) si compramos muchas, ganamos dinero con eso", según testimonio en la corte.

Si acaso Bin Laden es avaro, gastador o menos rico de lo que se cree es poco claro. Al-Massari, el disidente saudita, calcula que su fortuna personal alcanza entre US$30 millones y US$40 millones, una fracción de los cálculos usuales.

MARCUS WALKER Y GLENN SIMPSON, CONTRIBUYERON CON ESTE ARTÍCULO.

Las aerolíneas tendrán ayuda del gobierno y otras industrias se ponen en la fila del rescate público

JOHN D. MCKINNON Y JIM VANDEHEI
Redactores de The Wall Street Journal

WASHINGTON

Mientras el presidente Bush y el Congreso estadounidense se preparan para anunciar hoy un paquete de rescate multimillonario para las aerolíneas, otras industrias se han movilizado para conseguir también ayuda federal.

Asociaciones comerciales que representan a aseguradoras, hoteles, restaurantes, aeropuertos y agencias de viaje, así como representantes de estados muy golpeados como Hawai, están calculando las potenciales pérdidas del ataque terrorista y estimando cómo podría ayudar el gobierno a hacer frente al golpe financiero.

"Así como las consecuencias del 11 de septiembre amenazan con llevar a la bancarrota a las aerolíneas, también amenazan con llevar a la quiebra a 29.142 agencias de viajes en todo el país", dijo la Sociedad Estadounidense de Agencias de Viajes (ASTA, según sus siglas en inglés) en un comunicado distribuido ayer.

El grupo "pide que este importante sector minorista sea incluido en cualquier rescate financiero gubernamental".

El gobierno de Bush, al menos por ahora, intenta darle una mano a las aerolíneas. El presidente quiere ayudar "a las aerolíneas y luego a toda la economía", dijo Ari Fleischer, portavoz de la Casa Blanca. "Se transforma instantáneamente en algo político cuando el gobierno elige industrias" para brindarles ayuda oficial, dijo un funcionario, agregando que las principales aerolíneas son en este momento un caso especial.

Además, el equipo económico del presidente está recopilando información sobre el daño generado en distintos sectores de la economía, recurriendo a grupos de presión como la Cámara de Comercio Estadounidense para compilar información. El secretario de Comercio, Donald Evans, está llamando a los presidentes ejecutivos de todo el país para seguir de cerca el impacto económico del atentado.

Y con los problemas comerciales multiplicándose, la presión de la industria y del Congreso -hasta de los miembros del Partido Republicano- aumentará en los próximos días, especialmente luego de que el paquete de rescate para las aerolíneas sea anunciado. "Creo que el Congreso debería encontrar la mejor manera de ayudar a las industrias afectadas, pero hacerlo caso por caso", dijo el legislador republicano de Ohio, Rob Portman, quien agregó que está abierto a ayudar a las empresas de seguros a hacer frente a las pérdidas por el atentado.

Los funcionarios de la Casa Blanca y del Congreso de EE.UU. dijeron el miércoles que Bush anunciará hoy un paquete de ayuda financiera multimillonario para las aerolíneas, que incluirá al menos US$2.500 millones en pagos directos, asistencia crediticia y otra ayuda federal para poder afrontar la dramática caída en ventas de pasajes. Dependiendo de cómo se estructure el programa de créditos, el paquete le costaría al gobierno más de US$10.000 millones el próximo año.

Aun antes de que se den a conocer los detalles finales del rescate financiero, otros sectores se quejan de no haber sido tratados de la misma manera. "Hay mucha gente en el negocio de la aviación en general que no son del mismo tamaño de las aerolíneas pero que también se vieron profundamente afectados", dijo Warren Morningstar, vicepresidente de un pequeño grupo de dueños de aviones y pilotos, la Asociación de Dueños de Aviones y Pilotos.

El sector hotelero está distribuyendo por todas partes un informe de la consultora PriceWaterhouseCoopers sobre el daño generado a la industria. El citado informe concluye que la industria hotelera tendrá el cuarto peor resultado en 33 años, ya que las tasas de ocupación cayeron por debajo del 20% en las principales ciudades.

Joe McInerney, director general de la Asociación Estadounidense de Hoteles dijo que su industria está siendo golpeada junto con otros sectores vinculados al turismo. Una idea que el sector puede impulsar es permitir a las empresas deducir el 100% de sus gastos en viajes.

Parece que se está cocinando una lucha entre las industrias aérea y de seguros sobre las reglas federales que determinarán qué sector tiene que pagar el daño ocasionado por los ataques terroristas.

Las aerolíneas intentan buscar limites a su responsabilidad financiera, una medida que no está contemplada en el paquete de rescate de esta semana pero que podría formar parte de leyes futuras. "Estaríamos descontentos si ellas [las aerolíneas] pueden cambiar las reglas de las responsabilidad en medio de todo esto", dijo Julie Rochman, vicepresidente de relaciones públicas de la Asociación Aseguradora Estadounidense.

MICHAEL SCHROEDER CONTRIBUYÓ A ESTE ARTÍCULO.

Los candidatos al rescate

SECTOR	DAÑOS/PEDIDOS
Aerolíneas	Buscan US$24.000 millones en aportes, menores impuestos y créditos.
Aeropuertos	Aspiran a US$1.000 millones en ayudas.
Seguros	Con pérdidas estimadas en US$30.000 millones, quieren alivios en impuestos y mayores plazos para responder por las obligaciones.
Agencias de viajes	Con pérdidas diarias de US$40 millones, esperan ser incluidos en el paquete de rescate.
Hoteles	Piden una reducción de impuestos para viajeros de negocios y así compensar la reducción del 5% en sus ingresos.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

En Wall Street, el índice Dow Jones cerró a la baja en 0,19 por ciento.

DÓLAR	
Tasa representativa del mercado	$ 2.338,39
Casa de cambio (c)	$ 2.120,00
Casa de cambio (v)	$ 2.160,00

CAFÉ	Dólares por libra en N.Y.
Hoy	0,69
Ayer	0,70

PETRÓLEO	Dólares por barril
Hoy	27,70
Ayer	29,07

BOLSA DE COLOMBIA	IGBC (Índice General)
Hoy	954,10
Ayer	979,48

INTERÉS	Efectivo anual
DTF	11,96%
DTF Trimestre anticipado	11,14%
TBS Efectivo anual Bancos a 90 días	11,87%

UVR	
HOY	$ 120,3880
MAÑANA	$ 120,3984

MONEDAS	Pesos por Compra	Venta
Bolívar	3,14	3,24
Dólar (Ecuador)	$ 2.338,39	
Peso mexicano	$ 252,66	

Fortalecimiento patrimonial

La Corporación AV Villas, perteneciente al banquero Luis Carlos Sarmiento Angulo, informó que culminó un proceso de fortalecimiento patrimonial por valor de 260 mil millones de pesos que le permitirá intensificar su actividad en préstamos de vivienda, hipotecarios, empresariales y personales. La relación de solvencia queda por encima del mínimo del 9 por ciento exigido por la regulación colombiana.

Los mercados de Oracle

Un estudio de International Data Corporation (IDC), denominado reporte de mercado de bases de datos, ubicó a la compañía Oracle en el primer lugar de ventas por este concepto en Argentina, Brasil, Venezuela, Chile y Colombia. Según el informe el crecimiento de la empresa dedicada a proveer el software que da soporte a Internet, ha representado un crecimiento del 42 por ciento frente al año inmediatamente anterior.

Cambios en la Andi

La Asociación Nacional de la Andi renovó los cuadros directivos. Como presidente de la junta fue nombrado José Muñoz de Inversiones Mundial, una empresa de Medellín. Muñoz reemplazó a Carlos Arcesio Paz, presidente de Harinera del Valle. Como vicepresidente fue nombrado Salvador Otero de la firma Wackenhut y reemplaza en el cargo a Alberto Galofre. Adicionalmente, Florencia Leal fue nombrada como directora de la cámara de electrodomésticos.

Proyecto de aceite de palma

Por lo menos 170 familias de pequeños agricultores tradicionalmente jornaleros pasarán a ser empresarios de un proyecto de siembra de 1.700 hectáreas de palma de aceite del que ya se tiene vendida la producción a plantas extractoras. El proyecto es financiado con recursos Finagro por 8.400 millones de pesos para la siembra y sostenimiento del cultivo que se desarrollará en Sabana de Torres y Puerto Wilches (Santander).

PRODUCCIÓN / RECLAMAN POLÍTICAS DE CRÉDITO Y RECONVERSIÓN

Gremios resisten en medio de la crisis

La crisis económica no ha dejado fortalecer a los gremios, que todavía pugnan por fortalecerse. Algunos desaparecieron. La suerte de las empresas repercute sobre las agremiaciones.

JULIO SUÁREZ ANTURI
Redactor EL TIEMPO

La crisis económica desatada en 1997, que hizo estremecer todas las estructuras gremiales en el país, *todavía tiene* en aprietos a varias de estas organizaciones, que mantienen disparadas sus alarmas.

Aunque la situación no es estrepitosa, como la que vivió la Federación Nacional de Industrias Metalúrgicas y Metalmecánicas (Fedemetal) que en una agobiante asamblea de socios decidió, en 1998, por mayoría, liquidarse, los gremios siguen debilitados en la misma proporción en que las empresas todavía no han logrado consolidar sus finanzas.

Distribución de Empresas
Nivel de activos

	Microempresas	Pequeña	Medianas	Gran Empresa
Número	450.881	43.242	8.041	6.103
Activos	3.870'237.511	3.745'747.851	17.740'815.929	411.476'637.305
Total empresas	562.727			
Total activos	451.833'340.828			

Fuente: Confecámaras Gráfico: Diseño Editorial / EL TIEMPO

La seccional Tolima de la Asociación Colombiana de Medianas y Pequeñas Empresas (Acopi), dentro del carácter federalista de la agremiación, acaba de acogerse a la Ley de salvamento 550, mientras recientemente la oficina de la seccional Bogotá-Cundinamarca de la Cámara Colombiana de la Construcción (Camacol) fue cerrada y trasladada a las instalaciones de la sede nacional. Para ahorrar.

El presidente de Acopi, José Miguel Carrillo, admite que "falta mucho camino por recorrer", para ver el sector de las pequeñas y medianas industrias (Pyme) fortalecido.

Justamente mañana, durante el congreso en el que se celebran 50 años de fundado el gremio, Carrillo insistirá en que las Pymes no pueden seguir siendo tratadas, por la banca comercial, como consumidores comunes y corrientes.

"Los préstamos son hoy muy costosos, 34,8 por ciento, que es la tasa de usura, y lo que pedimos es que se califiquen las Pymes de acuerdo con la viabilidad de sus proyectos, y no solamente por los antecedentes financieros que, como sabemos, son de dificultades de pago", dirá el presidente de Acopi.

Por esta razón, pedirá a la Superintendencia Bancaria un nuevo esquema de calificación de riesgo, que no mire el pasado sino el futuro. Y llamará al Gobierno a que haga un esfuerzo real en apoyar la reconversión industrial y empresarial, que per- 1-15

REFORMA

Fracasó acuerdo laboral

La concertación para lograr un Acuerdo Temporal de Solidaridad que permitiera la creación de 600.000 empleos fracasó.

Las conversaciones se rompieron ayer en la subcomisión integrada por Gobierno, empresarios y trabajadores para definir puntos de acuerdo y desacuerdo en torno a una flexibilización en horas extras, festivos y dominicales.

Los diálogos se suspendieron 24 horas después de que los empresarios advirtieron que estas negociaciones estaban como las del Caguán en materia de resultados y de señalar que pedirían que las reformas fueran presentadas por el Gobierno al Congreso.

Ayer la subcomisión tripartida encontró 20 puntos de acuerdo de las tres partes en materias sociales y generales, distintas al tema central de la 1-13

Las comodidades

vendida la producción a plantas extractoras. El proyecto es financiado con recursos Finagro por 8.400 millones de pesos para la siembra y sostenimiento del cultivo que se desarrollará en Sabana de Torres y Puerto Wilches (Santander).

yoría, liquidarse, los gremios siguen debilitados en la misma proporción en que las empresas todavía no han logrado consolidar sus finanzas.

Justamente mañana, durante el congreso en el que se celebran 50 años de fundado el gremio, Carrillo insistirá en que las Pymes no pueden seguir

conversión industrial y empresarial, que per- 1-15

generales, distintas al tema central de la 1-13

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

LICITACIÓN PÚBLICA GLLPU-003-2001

OBJETO: Servicio de transporte terrestre colectivo en busetas para el personal que labora en las áreas de Apiay de la Gerencia Llanos de Ecopetrol, en el Departamento del Meta.

PRESUPUESTO OFICIAL: $ 1.435.901.501 (5.021 SMLMV).

REQUISITOS PARA PARTICIPAR:

1. Tener capacidad legal para contratar y no hallarse incurso en alguna de las causales de inhabilidad o incompatibilidad prevista en la ley colombiana.
2. Cancelar el valor del ejemplar del pliego de condiciones en la cuenta de ahorros 6326-8006588 de Conavi a nombre de Ecopetrol.
3. Acreditar la experiencia técnica requerida, mediante certificaciones de haber ejecutado satisfactoriamente en el País, durante los últimos tres años en no más de tres contratos de servicio de transporte terrestre colectivo en busetas, que sumados sean iguales o superiores a dos mil quinientos diez (2.510) SMLMV. Las certificaciones deberán ser expedidas por las entidades contratantes. Para contratos en ejecución se tendrán en cuenta las liquidaciones parciales certificadas.
4. Asistir a la visita al sitio de los trabajos.
5. Presentar la propuesta y garantizar su seriedad, de acuerdo con lo previsto en el Pliego de Condiciones.
6. Tener vigente la licencia de transporte de Servicios Especiales, modalidad empleados, en cumplimiento del Decreto 174 del 5 de febrero del 2001, emitida por el Ministerio de Transporte.

CONSULTA, VENTA Y RETIRO DEL PLIEGO DE CONDICIONES: Desde el 24 de septiembre de 2001, a las 09:15 a.m., hasta el 4 de octubre de 2001, a las 09:00 a.m.

CONSULTA Y RETIRO: En las oficinas de la Coordinación de Servicios Administrativos de la Gerencia Llanos, ubicadas en el kilómetro 32 de la vía que de Villavicencio conduce a Puerto López, teléfono 098-6614293, 098-6614280, fax 098-6614202, en la ciudad de Villavicencio, Departamento del Meta. Email: omrodrigu@ecopetrol.com.co

VENTA: Se debe consignar el valor del pliego en la cuenta de Ecopetrol en CONAVI No. 6326-8006588 y entregar la copia de la consignación en las oficinas de la Coordinación Financiera y Contable de Ecopetrol, Gerencia Llanos, kilómetro 32 de la vía que de Villavicencio conduce a Puerto López, teléfono 098-6614293, 098-6614280, fax 098-6614202, en la ciudad de Villavicencio, Departamento del Meta.

PRECIO: Un millón ciento cuarenta y cuatro mil pesos ($ 1.144.000) moneda corriente, por el ejemplar, no reembolsable.

PLAZO DE LA LICITACIÓN: Desde el 4 de octubre de 2001, a las 09:15 a.m., fecha de apertura o iniciación del plazo, hasta el 18 de octubre de 2001, a las 02:00 p.m., fecha de cierre o de finalización del plazo.

FACTORES DE ESCOGENCIA:

ECOPETROL evaluará las propuestas con base en los factores siguientes:

Ítem	Factores a evaluar	Puntos asignados
1	Valor revisado de la propuesta	700 puntos
2	Equipos técnicos	200 puntos
3	Capacidad financiera	100 puntos
	TOTAL	1.000 PUNTOS

EMPRESA COLOMBIANA DE PETROLEOS ECOPETROL

PRIMER AVISO

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REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

LICITACIÓN PÚBLICA GLLPU-001-2001

OBJETO: Servicio de vigilancia privada para las instalaciones de la Gerencia Llanos de Ecopetrol, en el Departamento del Meta.

PRESUPUESTO OFICIAL: $ 2.712.882.777 (9.486 SMLMV).

REQUISITOS PARA PARTICIPAR:

1. Tener licencia vigente expedida por la Superintendencia de Vigilancia y Seguridad Privada para la prestación de servicio.
2. Tener capacidad legal para contratar y no hallarse incurso en alguna de las causales de inhabilidad o incompatibilidad previstas en la ley colombiana.
3. Cancelar el valor del ejemplar del pliego de condiciones en la cuenta de ahorros 6326-8006588 de Conavi a nombre de Ecopetrol.
4. Acreditar la experiencia técnica requerida, mediante certificaciones de haber ejecutado satisfactoriamente en el País, durante los últimos cinco años en no más de cuatro contratos de servicio de vigilancia privada, que sumados sean iguales o superiores a (4.980) SMLMV. Las certificaciones deberán ser expedidas por las entidades contratantes. Para contratos en ejecución se tendrán en cuenta las liquidaciones parciales.
5. Asistir a la visita al sitio de los trabajos.
6. Presentar la propuesta y garantizar su seriedad, de acuerdo con lo previsto en el Pliego de Condiciones.

CONSULTA, VENTA Y RETIRO DEL PLIEGO DE CONDICIONES: Desde el 24 de septiembre de 2001, a las 09:15 a.m., hasta el 9 de octubre de 2001, a las 03:00 p.m.

CONSULTA Y RETIRO: En las oficinas de la Coordinación de Servicios Administrativos de la Gerencia Llanos, ubicadas en el kilómetro 32 de la vía que de Villavicencio conduce a Puerto López, teléfono 098-6614293, 098-6614280, fax 098-6614202, en la ciudad de Villavicencio, Departamento del Meta. Email: omrodrigu@ecopetrol.com.co

VENTA: Se debe consignar el valor del pliego en la cuenta de Ecopetrol en CONAVI No. 6326-8006588 y entregarla en las oficinas de la Coordinación Financiera y Contable de Ecopetrol, Gerencia Llanos, kilómetro 32 de la vía que de Villavicencio conduce a Puerto López, teléfono 098-6614293, 098-6614280, fax 098-6614202, en la ciudad de Villavicencio, Departamento del Meta.

PRECIO: Un millón ciento cuarenta y cuatro mil pesos ($ 1.144.000) moneda corriente, por el ejemplar, no reembolsable.

PLAZO DE LA LICITACIÓN: Desde el 9 de octubre de 2001, a las 04:00 p.m., fecha de apertura o iniciación del plazo, hasta el 19 de octubre de 2001, a las 03:00 p.m., fecha de cierre o de finalización del plazo.

FACTORES DE ESCOGENCIA:

ECOPETROL evaluará las propuestas con base en los factores siguientes:

Ítem	Factores a evaluar	Puntos asignados
1	Valor revisado de la propuesta	700 puntos
2	Equipos técnicos	200 puntos
3	Capacidad financiera	100 puntos
	TOTAL	1.000 PUNTOS

EMPRESA COLOMBIANA DE PETROLEOS ECOPETROL

PRIMER AVISO

CAMBIO PARA CONSTRUIR LA PAZ

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

LICITACIÓN PÚBLICA CTR-001-2001

ECOPETROL invita a los interesados a presentar propuesta dentro de la Licitación Pública No. CTR-001-2001, cuyo objeto es seleccionar al contratista que realice los siguientes servicios de auditoría por los años 2002 y 2003: a) Dictamen trimestral y anual de estados financieros e informes de evaluación del sistema de control interno contable y financiero, b) Evaluación integrada de controles operacionales e informáticos en los procesos del ciclo contable - financiero y de apoyo, c) Auditoría a la migración de datos a los nuevos sistemas de información - Proyecto de Integración Informática Sensor (Licitación Pública ECP-001-01), d) Auditoría a la seguridad y el control de la infraestructura informática, e) Auditoría tributaria, f) Auditoría a los patrimonios autónomos, y, g) Auditoría al programa de optimización de refinerías.

Presupuesto oficial: El presupuesto oficial para celebrar el contrato es de cinco mil doscientos cuarenta y ocho millones veinticuatro mil pesos ($ 5.248.024.000). Dicha cifra incluye el valor del impuesto al valor agregado (IVA).

Consulta: El pliego podrá consultarse desde el veintiocho (28) de septiembre de 2001 hasta el veintitrés (23) de octubre de 2001, en el horario de 9:15 a.m. a 3:15 p.m., en la oficina del Registro de Proponentes y Contratación de ECOPETROL (calle 37 No. 7-43, piso 6, Bogotá, D.C.). Así mismo, el pliego de condiciones podrá consultarse en la siguiente dirección WEB: www.ecopetrol.gov.co

Adquisición del pliego de condiciones: El pliego de condiciones tendrá un valor de UN MILLÓN CUATROCIENTOS TREINTA MIL PESOS MONEDA CORRIENTE ($ 1.430.000.00), no reembolsables, valor que deberá consignarse entre el veintiocho (28) de septiembre de 2001 hasta el veintitrés (23) de octubre de 2001 en las oficinas de Caja de ECOPETROL (calle 37 No. 7-43, Edificio Guadalupe, 1er. piso, Bogotá, D.C.), en el horario de 8:00 a.m. a 12:00 m y de 1:00 p.m. a 2:00 p.m.

El pliego de condiciones podrá retirarse, previa presentación del recibo correspondiente, en las oficinas de la Contraloría Interna de **ECOPETROL** (calle 35 No. 7-25, edificio Caxdac, piso 11, Bogotá, D.C.), en el horario de 8:00 a.m. a 12:00 m y de 2:00 p.m. a 4:00 p.m. hasta el día veintitrés (23) de octubre de 2001.

Plazo de la Licitación Pública No. CTR-001-2001: El plazo de la licitación será de VEINTIDÓS (22) DÍAS CALENDARIO; se iniciará el día tres (3) de octubre de 2001 y finalizará el día veinticuatro (24) de octubre de 2001.

Requisitos para participar: El **PROPONENTE**, para que su oferta sea considerada admisible, deberá:

a) Acreditar que tiene capacidad para celebrar el contrato;
b) Aportar la carta de presentación de la oferta, la constancia de pago del pliego de condiciones, la póliza y constancia de pago de la garantía de seriedad de la oferta, el documento constitutivo de consorcio o unión temporal (si la propuesta se presenta por una de dichas figuras);
c) Acreditar que cumple con los Requisitos Mínimos Técnicos Generales;
d) Acreditar que cuenta con la capacidad financiera exigida en el Pliego de Condiciones;
e) Demostrar mediante certificaciones haber ejecutado satisfactoriamente en Colombia durante los últimos cinco (5) años, contratos de auditoría externa similares en características a los solicitados en la presente licitación pública en empresas con activos totales superiores a $ 400.000 millones o ventas anuales superiores a $ 200.000 millones;
f) Adicionalmente, para que la propuesta sea considerada admisible, deberá ajustarse a lo indicado en el capítulo Evaluación de las Propuestas del pliego de condiciones.

Factores de escogencia: Se elegirá a la propuesta que presente el ofrecimiento más favorable para la Empresa, de conformidad con los siguientes factores de evaluación y ponderación:

a)	Propuesta económica	500 puntos
b)	Experiencia de la firma **PROPONENTE**	200 puntos
c)	Equipo de trabajo	250 puntos
d)	Metodologías y apoyo tecnológico	50 puntos
	Total:	1.000 puntos

PRIMER AVISO

EMPRESA COLOMBIANA DE PETROLEOS ECOPETROL

CAMBIO PARA CONSTRUIR LA PAZ

JUSTICIA

Vea además en:
eltiempo.com
Contra las minas. Las decisiones de la cumbre de países que luchan por la destrucción de minas antipersonales, en la sección Justicia.

Irlandeses sin abogado

Ernesto Amézquita, quien se desempeñaba como abogado de los tres irlandeses capturados por el Ejército, acusados de pertenecer al Ira y prestar asesoría a las Farc en terrorismo, renunció ayer a continuar en la defensa, por diferencias económicas con los extranjeros. Amézquita reveló que no llegó a un acuerdo sobre el pago de sus honorarios.

Audiencia por collar bomba



Milton Díaz / EL TIEMPO

José Miguel Suárez, el único detenido por el caso del collar bomba que le causó la muerte a la señora Elvia Cortés, el 15 de mayo del 2000, compareció ayer en audiencia pública ante un juez especializado de Bogotá. Suárez (en la foto) aseguró que nada tuvo que ver con el hecho y que ni siquiera sabe cómo diseñar y fabricar ese tipo de artefactos.

Absuelto Pinzón Ángel

Mientras el Tribunal Superior de Bogotá absolvió en segunda instancia a Álvaro Pinzón Ángel de las acusaciones de supuesto intento de soborno, la Fiscalía llamó a juicio a Félix Jaimes -quien lo había acusado- por tratar de engañar a la justicia. Jaimes, funcionario de Invías, fue quien presentó grabaciones contra Pinzón que resultaron ser adulteradas.

Detenidos con morteros


DA

FISCALÍA / POR LO MENOS EN 8 INVESTIGACIONES CRÍTICAS HAN MUERTO PERSONAS CLAVE

Testigos, en alto riesgo

El hombre que confesó que las Farc le encargaron atentar contra Claudia Gurisatti apareció ahorcado. Es sólo uno de los testigos, de casos críticos, hoy muertos.



EN LOS ÚLTIMOS cuatro años 1.696 testigos pidieron protección especial a la Fiscalía. Archivo / EL TIEMPO

El pasado 16 de julio, a las 6 de la mañana, Jaider Doncel Pedreros, 'Pantera', apareció ahorcado en el baño del patio número 4 de la cárcel de Neiva.

'Pantera', un joven de 18 años que hacía parte de la columna móvil 'Teófilo Forero' de las Farc le había confesado a la Fiscalía que 'Manuel Marulanda' y el 'Mono Jojoy', sus jefes máximos le ordenaron matar a la periodista Claudia Gurissati.

También suministró a la justicia datos sobre el asesinato del congresista Diego Turbay Cote, detalles de la muerte del diputado del Caquetá Andrés Páez y los nombres y características de por lo menos 300 miembros de su grupo guerrillero.

Después de ser capturado, el pasado 12 de enero, estuvo recluido en la cárcel Modelo de Bogotá y luego lo trasladaron a la de Neiva.

"Él creía que lo iban a mandar matar, pero lo que más temía era por su familia. Decía que respondía por sus actos, pero que la familia nada tenía que ver", contó a este diario uno de los investigadores que estuvo cerca de su proceso.

Su muerte, desconocida para la opinión pública hasta hoy, ocurrió el 16 de julio a las 6 de la mañana. Nadie supo como pasó. Nadie vio ni contó nada.

Riohacha (Guajira). Cobo, de 48 años, se había convertido para la Fiscalía en el testigo clave para desenredar casos como el de TermoRío y el desgreño de la Electrificadora de la Guajira.

Trece días antes, el 17 de mayo, al piloto Carlos Nicolás González, lo alcanzaron las balas mientras caminaba en su urbanización, en Castilla, suroccidente de Bogotá. González, alguna vez piloto del jefe paramilitar, Carlos Castaño, había decidido entregarse a la justicia para develar nexos de Castaño con la mafia.

Dos de esos testigos, González y Geman, estaban en el programa de Protección y Asistencia a Víctimas y Testigos de la Fiscalía.

La Fiscalía prendió alarmas para detectar filtración.

de los testigos se ha convertido, según un vocero de la Fiscalía, en una de las mayores preocupaciones para la institución. "Las alarmas están prendidas por una posible infiltración del programa de testigos", dijo.

Cuando ocurrió el asesinato de González, el entonces fiscal general, Alfonso Gómez, ordenó investigar y aceptó la renuncia de la entonces directora del programa de testigos.

Según la Fiscalía, la seguridad de los testigos detenidos recae en el Instituto Nacional Penitenciario y Carcelario (Inpec).

El fiscal del caso hace unas recomendaciones al Inpec donde solicita extremar las medidas de

En el Programa de Protección a Testigos de la Fiscalía únicamente ingresan personas que no estén siendo investigadas o condenadas y que estén dispuestas a cumplir con una obligaciones especiales. Por ello, explicó uno de los investigadores, 'Pantera' no podía estar en este programa.

"En otros casos los mismos testigos deciden no acogerse al programa, porque sienten perder la libertad".

En criterio de un juez especializado de Bogotá, que pidió la reserva de su nombre, cada vez es más difícil conseguir que los testigos decidan colaborar con la justicia. Porque el sentimiento de vulnerabilidad se acrecienta porque ya no pueden apoyarse en los llamados 'testigos sin rostro'.



Dos hombres (en la foto), señalados de pertenecer a las Farc, fueron capturados ayer por agentes del DAS en Pereira (Risaralda) cuando portaban dos morteros que serían utilizados para realizar ataques a varias poblaciones del eje cafetero. Con los morteros, los agentes del DAS decomisaron granadas de fragmentación, dinamita Indugel, armas y munición.

Se posesiona fiscal de DD.HH.

El abogado Alejandro Ramelli Arteaga se posesionó ayer como director de la Unidad de Derechos Humanos de la Fiscalía. Ramelli, dijo que sus prioridades serán el desarrollo de los convenios internacionales y el avance de las investigaciones que adelanta el organismo sobre violaciones a los derechos fundamentales.

ver", contó a este diario uno de los investigadores que estuvo cerca de su proceso.

Su muerte, desconocida para la opinión pública hasta hoy, ocurrió el 16 de julio a las 6 de la mañana. Nadie supo como pasó. Nadie vio ni contó nada.

Pero no es el único caso.

La semana pasada, en un hotel de Bogotá, murió abaleado el ex concejal de Apartadó José de Jesús Geman. Geman se había comprometido con el Cuerpo Técnico de Investigación de la Fiscalía a entregar documentos sobre los presuntos vínculos del general (r) Rito Alejo del Río con el paramilitarismo, a cambio de seguridad para él y su familia.

Dos meses y medio antes, el primero de junio, al abogado Henry Cobo Solano, lo mataron con una bomba en su casa en ra develar nexos de Castaño con la mafia.

Dos de esos testigos, González y Geman, estaban en el programa de Protección y Asistencia a Víctimas y Testigos de la Fiscalía.

Y, de acuerdo con algunos fiscales, por lo menos han sido asesinados ocho testigos en el transcurso de las investigaciones críticas para el país.

Como fue la muerte el 7 de agosto de 1990 de José Orlando Chaves Fajardo, quien confesó su participación en el crimen del candidato presidencial Luis Carlos Galán; y el asesinato de Giovanny Gómez Galán, cuyo testimonio provocó la detención de varios ex miembros del Ejército en el caso de la muerte de Álvaro Gómez Hurtado.

La extrema vulnerabilidad

prendió alarmas para detectar filtración.

cae en el Instituto Nacional Penitenciario y Carcelario (Inpec).

El fiscal del caso hace unas recomendaciones al Inpec donde solicita extremar las medidas de seguridad del sindicado como, en el caso de 'Pantera', mantenerlo en un cárcel donde se le garantice su vida.

El director del Inpec, el general Víctor Páez Guerra, explica que "cuando hay internos que colaboran con la justicia tratamos de ubicarlos en centros donde haya mejores medidas de seguridad, que son los más pequeños, y dentro de ellos en los pabellones más tranquilos".

Sobre la muerte de 'Pantera' dijo que nada se sabía porque "en las cárceles impera la ley del silencio".

reserva de su nombre, cada vez es más difícil conseguir que los testigos decidan colaborar con la justicia. Porque el sentimiento de vulnerabilidad se acrecienta porque ya no pueden apoyarse en los llamados 'testigos sin rostro'.

"Ahora es más difícil recibir una declaración contra guerrilleros o 'paras' por parte de un testigo que bien sabe que a quienes acuse conocen perfectamente su identidad", dijo el juez.

Mientras tanto la Fiscalía registró que entre 1997 y diciembre del 200 ingresaron al programa de protección de testigos, 480 personas más que junto con sus familiares conforman un grupo de 1.653 protegidos.

En esos cuatro años se recibieron en total 1.696 peticiones de protección, es decir 690 más que en los cuatro anteriores.

SEGURIDAD / EN MUCHAS REGIONES LA JUSTICIA LA IMPARTEN 'PARAS' Y GUERRILLA

Cortes y Fiscalía exigen medidas urgentes

Los presidentes de los más altos tribunales de justicia del país al igual que la Fiscalía General de la Nación, le pidieron al presidente Andrés Pastrana adoptar medidas urgentes que protejan a los funcionarios judiciales en todo el territorio nacional.

Dicen que actualmente más de 160 municipios de Colombia no tienen fuerza pública y que la 'justicia' de la guerrilla y los paramilitares, "ha convertido a la justicia del Estado en residual".

Los juristas reunidos en la comisión interinstitucional de la justicia, enviaron una carta al Primer Mandatario en la cual aseguran que "la grave situación de inseguridad y perturbación del orden público, afectan significativamente la unidad del Estado y la autonomía de la rama judicial".

Los presidentes del Consejo de Estado, del Consejo de la Judicatura, de la Corte Constitucional, y el Fiscal General, firmaron el documento.

"Las medidas administrativas al alcance de la rama, no son suficientes para responder a la situación de inseguridad que denunciamos", dice uno de los apartes de la carta enviada al presidente Andrés Pastrana.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

17 %, crecieron los desembolsos nuevos de cartera de Finagro en el primer semestre.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS	Pesos por Compra	Venta
Tasa representativa del mercado	$ 2.342,44	*Dólares por libra en N.Y.*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual* DTF	11,96%	HOY $ 120,3671	Bolívar	3,12	3,22
Casa de cambio (c)	$ 2.120,00	Hoy	0,71	Hoy	29,62	Hoy	980,75	DTF Trimestre anticipado	11,14%	MAÑANA $ 120,3776	Dólar (Ecuador)		$ 2.342,44
Casa de cambio (v)	$ 2.160,00	Ayer	0,71	Ayer	28,14	Ayer	983,25	TBS Efectivo anual Bancos a 90 días	11,81%		Peso mexicano		$ 249,97

Alianza telefónica

Las empresas de telecomunicaciones Orbitel y Edatel, se unieron para prestar el servicio de larga distancia nacional e internacional, a través de 3.200 teléfonos públicos y las 600 cabinas de las oficinas de Edatel en el departamento de Antioquia. Orbitel espera fortalecer su presencia como operador y ampliar la participación del mercado. Edatel incrementará su tráfico de minutos.

Donación de Dupont

La compañía Dupont anunció que donará 5 millones de dólares para asistir a las víctimas y familiares del atentado terrorista en Estados Unidos. Los fondos serán destinados para la educación de los hijos de los bomberos, policías y otros uniformados encargados de situaciones de emergencia que perdieron sus vidas, como resultado del ataque. El dinero será canalizado por intermedio de una o más organizaciones.

Calidad para cafeteros



Archivo / EL TIEMPO

La firma internacional SGS de Suiza le entregará mañana la Certificación del Sistema de Aseguramiento de Calidad ISO 9002 a la Cooperativa de Caficultores de Manizales. En América Latina solo tres empresas de Brasil, Panamá y Costa Rica, que realizan actividades similares cuentan con esa certificación. El sello es un reconocimiento al procesamiento y la comercialización del café excelso colombiano.

Más compras de Hewlett Packard

CONCERTACIÓN / MINTRABAJO PIDE NO AFERRARSE A POSICIONES

Arranca tire y afloje de reforma laboral

Hoy el Gobierno y los empresarios responden a la propuesta de las centrales obreras que piden un nuevo modelo económico para negociar la reforma laboral.

Juan Manuel Santos, ministro de Hacienda.

Sabas Pretet, presidente Consejo Gremial.

Julio Roberto Gomez, secretario Cgtd.

En una carrera contra el tiempo, el Gobierno, los gremios económicos y las centrales obreras inician las negociaciones para lograr concertar un proyecto de reforma laboral que debe pasar al Congreso.

Sin embargo, el ministro de Trabajo, Angelino Garzón, sostiene que la concertación no debe tener afanes y admitió que logrado el Acuerdo Temporal de Solidaridad por el Empleo, se pueden busca soportes jurídicos distintos a la vía parlamentaria.

Frente al pliego de peticiones presentado por las centrales obreras, Garzón invitó a todos los sectores a mantener la voluntad de concertación y a no aferrarse a sus posiciones.

El ministro de todas maneras señaló que es urgente un acuerdo y explicó que hoy no es un día definitivo sino el comienzo de la discusión de los proyectos del Gobierno, los empresarios y los sindicatos. Advirtió que el Gobierno no descalifica ninguna propuesta pero fue claro en repetir que unilateralmente no se harán reformas laborales.

Pero el ministro de Hacienda, Juan Manuel Santos, ha señalado en varias ocasiones que la concertación no se puede mantener por tiempo indefinido y que es necesario acelerar el proceso porque de él depende en buena parte la suerte de 9 millones de colombianos desempleados y subempleados.

Acuerdo con banqueros

El debate sobre la reforma laboral se adelanta en medio de un acuerdo conocido la semana pasada entre los banqueros y los industriales en torno a los intereses. Asobancaria y la Andi, que asisten a la mesa de negociaciones, están 3-4

EMPLEO DE MENOR CALIDAD

Un estudio del mercado de trabajo y la seguridad social de la Universidad Externado de Colombia revela un marcado menoscabo en la calidad del empleo colombiano y un notable deterioro en los indicadores del sector, según registro de 13 de los principales centros urbanos del país.

La tasa de crecimiento del empleo agregado marcó solo el 1,8 por ciento en el segundo trimestre.

La tasa de subempleo sigue aumentando y afecta el 35 por ciento de los ocupados totales.

El tiempo de búsqueda de un trabajo se eleva a un año.

La informalidad pasó del 52,5 por ciento en 1996 al 60 por ciento en el 2000.

Aumentó la temporalidad del 18,8 por ciento en 1992 al 29,5 en el 2000.

Subió el trabajo de tiempo parcial indeseado del 4,7 por ciento en 1992 al 10,3 por ciento en el 2000.

Disminuyeron los asalariados con contrato laboral del 80,4 por ciento en 1994 al 57,3 por ciento el año pasado.

Casi el 50 por ciento de los trabajadores desearía cambiar su empleo.

La cobertura de seguridad social en pensiones bajó entre 1992 y el 2000.

Aseguramiento de Calidad ISO 9002 a la Cooperativa de Caficultores de Manizales. En América Latina solo tres empresas de Brasil, Panamá y Costa Rica, que realizan actividades similares cuentan con esa certificación. El sello es un reconocimiento al procesamiento y la comercialización del café excelso colombiano.

Más compras de Hewlett Packard

Hewlett-Packard Company y StorageApps anunciaron la celebración de un contrato definitivo mediante el cual HP adquirirá StorageApps, proveedor líder de soluciones para almacenamiento virtual. De conformidad con las disposiciones del contrato, HP adquirirá todas las acciones de StorageApps, cuyo valor asciende a 350 millones de dólares, para incluirlas en las acciones comunes de HP.

Fusión ExxonMobil

La Compañía ExxonMobil de Colombia informó que desde el pasado 21 de agosto se concretó la fusión de estas compañías, la cual se produjo como consecuencia de la integración en 1999 de las corporaciones Exxon y Mobil en los Estados Unidos. La empresa indicó que aún cuando pueda tomar cierto tiempo completar la integración entre las operaciones e interesas, no se ven cambios significativos en sus actividades en el país.

presentado por las centrales obreras, Garzón invitó a todos los sectores a mantener la voluntad de concertación y a no aferrarse a sus posiciones.

la concertación no se puede de negociaciones, están 1992 y el 2000.



MINISTERIO DEL MEDIO AMBIENTE

Resolución No. 0745

"POR MEDIO DE LA CUAL SE MODIFICA UN PLAN DE MANEJO AMBIENTAL"

EL MINISTERIO DEL MEDIO AMBIENTE

En Ejercicio de las facultades legales, en especial las conferidas por la Ley 99 de 1993 y el Decreto Reglamentario No. 1753 de 1994, y

RESUELVE

ARTICULO PRIMERO: -Modificar el Plan de Manejo Ambiental otorgado mediante la Resolucón No. 1380 del 21 de noviembre de 1995 por medio del cual se estableció un Plan de Manejo Ambiental para el manejo y operación del terminal privado y modificado por la Resolución No. 899 del 16 de Agosto de 1996 a la SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A. para la ejecución de unas obras de adecuación de las instalaciones portuarias,la operación y manejo de carga general, contenedorizada y de grandes sólidos, así como para los dragados de mantenimiento de las áreas de maniobras de la Sociedad Portuaria el la Ciudad de Cartagena, departamento de Bolívar, de acuerdo a lo expuesto en la parte considerativa de la presente providencia.

ARTICULO SEGUNDO:- La presente modificación autoriza la realización de las siguientes actividades:

Adecuación del Muelle Marginal 1, la prolongación del muelle marginal 8 la Adecuación de los Patios y la actividad del dragado la cual hace parte del mantenimiento para la operación del terminal marítimo.

ARTICULO TERCERO : - La modificación del Plan de Manejo Ambiental a que hace referencia el artículo primero, sujeta al *cumplimiento por parte* de la SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A. de las obligaciones que se enuncian a continuación :

1.- LA SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., no podrá adelantar dragados de profundización en el área del muelle 1,teniendo en cuenta que para este tipo de proyecto la Sociedad deberá tramitar y obtener Licencia Ambiental.

2.- Por ningún motivo se permitirá a la SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A. el vertimiento a la bahía o mar afuera de aceites, grasas o lubricantes o combustibles provenientes del mantenimiento de equipos utilizados.

3.- LA SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., deberá realizar mediciones trimestrales de la calidad del agua en la dársena y sector del muelle, con el objeto de detectar posibles contaminantes puestos en *resuspensión por las distintas actividades portuarias* que se efectúen y que puedan afectar la fauna y flora acuática y calidad misma del agua marina. Dentro de los parámetros a medir se tendrá en cuenta: Aceites y grasas, sólidos suspendidos totales, sólidos sedimentales, DBO, Oxígeno disuelto, coliformes totales entre otros y de acuerdo a *los parámetros establecidos en el decreto* 1594/84.

4.- Se prohibe a la SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A. las quemas a cielo abierto de materiales vegetales, basuras, combustibles, materiales plásticos, cauchos papel u otro desecho sólido.

5.- Los equipos de combustión que emitan partículas y/o grasas al aire deberán estar provistos de filtros.

6.- Los equipos y maquinarias deben estar provistos de silenciadores para minimizar los niveles de ruido superiores a las normas de seguridad y ambientales existentes.

7.- En las áreas de trabajo *deberá disponer de sistemas de disposición* de basuras y residuos sólidos y líquidos para evitar que dispongan directamente al mar.

8.- Queda prohibido el vertimiento al mar de grasas, aceites, combustibles, aguas de sentinas de los buques o embarcaciones durante la fase de operación del Puerto.

9.- LA SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., deberá informar a este Ministerio con 30 días de anticipación el inicio de las obras de dragado de mantenimiento a ejecutar durante la vigencia del presente *Plan de Manejo Ambiental.*

10.- Durante la fase de dragado, deberá realizar levantamientos batimétricos de control (predragado, dragado, postdragado) con el fin de evaluar el efecto del dragado en las áreas de maniobra y sectores aledaños.

11.- El material de dragado, (limos u otro tipo de material), se dispondrá en el sitio de botadero existente mar afuera, (10 Km afuera de Bocachica) y donde las profundidades sean mayores a 20 Mts de profundidad. Por ningún motivo se podrán disponer los limos o lodos en zona de playas. El material de caracolejo y arenas podrá ser dispuesto en el área destinada para tal fin al interior de la SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A..

12.- Queda prohibido disponer el material de dragado en áreas de manglar.

13.- Se deberá colocar las guías balizas, boyas y señales *provisionales* para garantizar el paso seguro de las embarcaciones por zonas de trabajos en horarios establecidos por la Capitanía de Puerto y Dirección Marítima.

14.- LA SOCIEDAD PORTUARIA REGIONAL CARTAGENA S.A., deberá informar al personal que labora dentro de las instalaciones portuarias, sobre las zonas y actividades que generan riesgo. Lo mismo sobre los Planes de Contingencia existentes en la empresa. Así mismo deberán hacer periódicamente simulacros a juicio del interventor.

ARTICULO CUARTO: - LA SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., deberá suministrar por escrito a todo el personal involucrado en la operación, sobre las obligaciones,medidas de control y prohibiciones establecidas por el Ministeio del Medio Ambiente, el Plan de Manejo Ambiental y esta Providencia.

ARTICULO QUINTO:-*LA SOCIEDAD PORTUARIA REGIONAL DE CARAGENA* S.A., será responsable de todos los daños y perjuicios que se deriven del incumplimiento de los términos,requisitos,exigencias,condiciones y obligaciones impuestas en la presente Resolución.

ARTICULO SEXTO :- En caso de detectarse durante el tiempo de ejecución de las obras u operación del Proyecto efectos ambientales no previstos, LA SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A. deberá suspender las obras e informar de manera inmediata al MINISTERIO DEL MEDIO AMBIENTE para que éste determine y exija las medidas correctivas que considere necesarias, sin perjuicio de las medidas que deba tomar la Sociedad para impedir la degradación del medio ambiente. *El incumplimiento de estas medidas será causal de las sanciones legales vigentes.*

ARTICULO SEPTIMO:- LA SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., deberá tramitar y obtener previamente a su utilización ante la Corporación Autónoma Regional del Canal del Dique CARDIQUE,los permisos que sean necesarios para llevar a cabo las obras y operaciones.

ARTICULO OCTAVO:- Durante el tiempo de ejecución del proyecto LA SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., deberá realizar un seguimiento ambiental permanente, a través de una interventoría, con el fin de supervisar las actividades y verificar el cumplimiento de las obligaciones señaladas en el Plan de Manejo Ambiental presentado y en esta Provincia.

Dicha interventoría deberá presentar a este Ministerio un informe al culminar *las obras proyectadas y efectuadas* en desarrollo de las medidas de mitigación y sobre la efectividad del Plan de Manejo, así como de los resultados del programa de monitoreo.

ARTICULO NOVENO:- La SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., deberá constituir una póliza de cumplimiento o una garantía bancaria, a favor del *Ministerio del Medio Ambiente, por el 30% del valor* anual del Plan de Manejo Ambiental, por una vigencia igual a la vida útil del proyecto y dos (2) años más, la cual deberá renovar anualmente.

ARTICULO DECIMO :- El Plan de Manejo Ambiental que se establece mediante sta Providencia, ampara únicamente las obras o actividades descritas en el estudio presentado y en la presente resolución. Cualquier modificación a las condiciones del Plan de Manejo Ambiental o que implique cambios con respecto al proyecto, deberá ser informado inmediatamente por escrito al MINISTERIO DEL MEDIO AMBIENTE para su evaluación y aprobación.

ARTICULO DECIMOPRIMERO:- La SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., será responsable por cualquier deterioro y/o daño ambiental causado por él o por los contratistas a su cargo y deberá realizar actividades necesarias para corregir los efectos causados.

ARTICULO DECIMOSEGUNDO:- La SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., deberá realizar el proyecto de acuerdo a la información suministrada a éste Ministerio.

ARTICULO DECIMOTERCERO:- La SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., deberá contratar preferiblemente *personas que habiten* en la región.

ARTICULO DECIMOCUARTO:- La SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., debera informar a las Autoridades Ambientales de la región, sobre el proyecto y sus alcances, con miras a obtener los permisos correspondientes para la ejecución de las obras proyectadas.

ARTICULO DECIMOQUINTO: El establecimiento del Plan de Manejo Ambiental no ampara la captura o extracción de especímenes de fauna o flora.

ARTICULO DECIMOSEXTO : Con el propósito de prevenir incendios, La SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., deberá abstenerse de realizar quemas, así como de talar y acopiar mateial vegetal.

ARTICULO DECIMOSEPTIMO : El Ministerio del Medio Ambiente supervisará la ejecución de las obras y podrá verificar en cualquier momento el cumplimiento de lo dispuesto en la presente Providencia y en el Plan de Manejo Ambiental.

Cualquier contravención será causal para la aplicación de las sanciones legales vigentes.

ARTICULO DECIMOOCTAVO: Terminados los diferentes trabajos de campo relacionados con el proyecto, deberán desaparecer todas las evidencias de los elementos y materiales sobrantes de manera que no se altere el paisaje o se contribuya al deterioro ambiental.

ARTICULO DECIMONOVENO: -El Plan de Manejo Ambiental que se establece mediante la presente providencia será el año 2005 (cinco años).

ARTICULO VIGÉSIMO: -Por la Subdirección de Licencias, remítase copia de la presente resolución a la Gobernación del Departamento de Bolívar, a la Corporación Autónoma Regional del Canal del Dique CARDIQUE, *Superintendencia General de Puertos*, Dirección de Transporte Marítimo y Puertos del Ministerio de Transporte, Alcaldía Distrital de Cartagena y DAMARENA.

ARTICULO VIGÉSIMO PRIMERO : - La SOCIEDAD PORTUARIA REGIONAL DE CARTAGENA S.A., deberá publicar a su costa en un diario de amplia circulación nacional el encabezado y *la parte resolutiva de la presente* providencia, copia de ésta, deberá allegarse al Minsterio del Medio Ambiente con destino al expediente No 723.

ARTICULO VIGÉSIMO SEGUNDO: -Notificar el contenido del presente acto administrativo al Representante Legal de la SOCIEDAD POTUARIA REGIONAL DE CARTAGENA S.A., o a su apoderado debidamente constituido.

ARTICULO VIGÉSIMO TERCERO : -Contra el presente acto administrativo procede por la vía gubernativa el recurso de reposición, el cual podrá interponerse ante el Ministro del Medio Ambiente por escrito, dentro de los cinco (5) días siguientes a su notificació conforme con lo dispuesto en el artículo 50 y siguientes del Código Contencioso Administrativo.

NOTIFIQUESE, COMUNIQUESE, PUBLIQUESE Y CUMPLASE

JUAN MAYR MALDONADO
Ministro de Medio Ambiente

EL TIEMPO
LUNES 17 DE SEPTIEMBRE DE 2001





ECONOMÍA / PUBLICIDAD ES INSUFICIENTE

La palabra 'gratis' se aleja de Internet

COMPUTADORES

SAN FRANCISCO (EFE)

Con el final del *boom* de la red y el descenso de los ingresos por publicidad en la mayoría de los sitios web, los internautas tendrán que acostumbrarse a meterse la mano al bolsillo y pagar las suscripciones a páginas que hasta hace poco tiempo eran gratis.

La Enciclopedia Británica (Britannica.com) ha sido una de las últimas en sumarse a la creciente lista de páginas que han tomado esta decisión: cuando se lanzó a la red en 1994, lo hizo como un servicio pago muy exitoso, pero en 1999 decidió seguir a la mayoría y apostar por el servicio gratuito. Cuando las tarifas de publicidad cayeron en picado, la Británica se echó para atrás, y desde julio implantó una tarifa anual de 50 dólares.

Algo similar ocurrió con Salon.com y su servicio libre de publicidad Salon Premium, y con la revista de cine y música *Variety*, que comenzaron siendo gratuitas, pero ahora cobran. En el caso del negocio de la música, las previsiones de ventas son de mil millones de dólares para los próximos cinco años. RealNetworks, uno de los mayores servicios multimedia, tiene 300.000 suscriptores que pagan cerca de diez dólares al mes por acceder a sus servicios de audio y video.

La mayoría de los internautas están de acuerdo con pagar, pero igual que en el 'mundo real', solamente están dispuestos a hacerlo si el servicio es realmente valioso e imposible de conseguir de otra manera, según los analistas.

The Wall Street Journal (con cerca de 600.000 suscriptores que pagan entre 29 y 59 dólares al mes, dependiendo de si también están suscritos al periódico de papel o no) y *Consumer Reports* son dos ejemplos notables de páginas web que han cobrado desde el principio, y han tenido un relativo éxito. Pero ni el *New York Times* ni el *Washington Post*, dos de los grandes del pe-

SERVICIOS / NUEVAS MEDIDAS PARA EVITAR 'CONEJO' A ARRENDADORES

Tatequieto a inquilinos

Limitan la mora de los pagos en que incurren los arrendatarios. Se obliga a las empresas a suspender servicios cuando no se cancelen las facturas por 2 periodos consecutivos.

ECONÓMICAS

JUAN GUILLERMO LONDOÑO M.
Redactor de EL TIEMPO

El viejo truco de los arrendatarios de hacer conejo e irse sin pagar las cuentas de los servicios públicos dejando encartados a los arrendadores con astronómicas facturas, ya tiene su tatequieto.

Recientemente fue sancionada una nueva ley (la 689) que modifica la número 142 de Servicios Públicos Domiciliarios, que extrema los controles para evitar que se siga presentando esta costumbre, la cual tiene al borde del colapso el negocio de los arrendamientos en Colombia.

A partir de ahora se limita la mora de los pagos en que incurren los arrendatarios, al establecer como obligación para las empresas de servicios, la suspensión cuando no se cancele su valor por dos periodos consecutivos de facturación.

Según el superintendente de servicios públicos, Diego



CON LAS medidas se pretende reactivar el sector de los arrendamientos en todo el país. Archivo / EL TIEMPO

sas de servicios para cobrarle a cualquiera de las partes. Pero normalmente se le pasaba la factura al propietario del inmueble como quiera que éste resultaba siendo ga-

Ahora no habrá compasión. Si a los dos meses el arrendatario no ha pagado, la empresa está en su derecho de cortar el servicio, rompiendo el principio de solida-

Para el cobro de las deudas, las empresas podrán acudir ante la jurisdicción ordinaria o bien ejerciendo la jurisdicción coactiva. La factura expedida por la empresa, debidamente firmada por su representante legal, prestará mérito ejecutivo.

En la Ley 689, se establecen como causas para la suspensión, además del no pago del servicio, el fraude a las conexiones, acometidas, medidores o líneas, como también la alteración inconsulta y unilateral por parte del usuario o suscriptor de las condiciones contractuales de prestación del servicio.

Recomendaciones

La Superintendencia de Servicios recomendó a los arrendadores que incluyan en sus contratos la obligatoriedad que tiene todo inquilino no sólo de pagar el valor del canon, sino simultáneamente hacerle entrega de los recibos debidamente cancelados.

Por otra parte es conveniente que se tomen las pólizas necesarias para evitar que se registren consumos exorbitantes de cualquiera de los servicios públicos, especialmente en el de las telecomunicaciones, el más difícil de controlar porque un usuario puede pedir 2,3 ó 4 líneas.

La ley también obliga a la

noso e imposible de conseguir de otra manera, según los analistas.

The Wall Street Journal (con cerca de 600.000 suscriptores que pagan entre 29 y 59 dólares al mes, dependiendo de si también están suscritos al periódico de papel o no) y *Consumer Reports* son dos ejemplos notables de páginas web que han cobrado desde el principio, y han tenido un relativo éxito. Pero ni el *New York Times* ni el *Washington Post*, dos de los grandes del periodismo estadounidense, cobran por el acceso a sus páginas, y la consulta de los artículos publicados hasta una semana antes es gratuita.

Esto puede cambiar en un futuro no muy lejano. De acuerdo con una encuesta de Jupiter Media Matrix, 78 por ciento de los editores planea convertir parte de los contenidos de sus sitios web en suscripciones de aquí al año 2003. Muchos creen que los negocios más susceptibles de convertirse en no gratuitos exitosamente son el de la pornografía y el del entretenimiento.

incurren los arrendatarios, al establecer como obligación para las empresas de servicios, la suspensión cuando no se cancele su valor por dos períodos consecutivos de facturación.

Según el superintendente de servicios públicos, Diego *Humberto Caicedo*, el artículo 130 de la Ley 142 señalaba que eran parte del contrato de servicios públicos el propietario del inmueble, el usuario y el suscriptor del contrato y que entre esas partes existía solidaridad frente a las obligaciones y derechos.

Esto facultaba a las empresas de servicios para cobrarle a cualquiera de las partes. Pero normalmente se le pasaba la factura al propietario del inmueble como quiera que éste resultaba siendo garantía de las obligaciones adquiridas con las empresas.

Sin embargo este mecanismo basado en el principio de solidaridad, venía creando un malestar enorme porque los inquilinos se iban y dejaban deudas que incluso superaban el valor de la casa o el apartamento.

Ahora no habrá compasión. Si a los dos meses el arrendatario no ha pagado, la empresa está en su derecho de cortar el servicio, rompiendo el principio de solidaridad. En caso de que la empresa no suspenda el servicio, asumirá los riesgos que ello implique.

"Con esto se alivia el problema de los propietarios y de alguna manera se está colaborando para que el mercado de arrendamiento se reactive", dijo Caicedo.

... exorbitantes de cualquiera de los servicios públicos, especialmente en el de las telecomunicaciones, el más difícil de controlar porque un usuario puede pedir 2,3 ó 4 líneas.

La ley también obliga a la Contraloría a expedir antes de tres meses, el reglamento general sobre el sistema único de control fiscal en las empresas de servicios públicos domiciliarios con participación del Estado, al cual deben someterse las contralorías departamentales, distritales y municipales. **3-3**

CON LAS medidas se pretende reactivar el sector de los arrendamientos en todo el país. Archivo / EL TIEMPO



FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

2,8 por ciento es la meta de déficit fiscal para este año que será revisada al alza por el FMI.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	▼ $ 2.337,25	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual			Pesos por	Compra	Venta
Casa de cambio (c)	▶ $ 2.120,00	Hoy	0,71	Hoy	28,14	Hoy	983,25	DTF	12,05%	HOY $ 120,3378	Bolívar	3,13	3,23
Casa de cambio (v)	▶ $ 2.160,00	Ayer	0,71	Ayer	28,00	Ayer	981,48	DTF Trimestre anticipado	11,22%	MAÑANA $ 120,3421	Dólar (Ecuador)		$ 2.337,25
								TBS Efectivo anual Bancos a 90 días	11,89%		Peso mexicano		$ 251,74

Se necesitan recolectores

El Comité de Cafeteros de Caldas formuló un llamado a campesinos y desempleados que estén interesados en trabajar en la recolección de la cosecha de café, que ya comenzó en las distintas poblaciones del departamento. Los municipios que requieren de recolectores son Manizales, Chinchiná, Palestina y el corregimiento de Arauca. Esta invitación de los productores de café se realiza precisamente en momentos en que la región presenta un elevado nivel de desempleo.

Balance Bancóldex

Cifras Bancóldex
Miles de millones de pesos

Patrimonio	1.204
Ingresos financieros	210
Margen financiero	98
Utilidades	74
Desembolsos COP	611

Fuente: Bancóldex.

Bancóldex reportó utilidades por 74 mil millones de pesos entre enero y agosto del 2001. Los ingresos financieros durante este periodo ascendieron a 210 mil millones de pesos y el margen financiero a los 98 mil millones de pesos. En ese lapso el patrimonio del banco alcanzó los 1,2 billones de pesos. Entre enero y agosto el banco desembolsó 611.506 millones de pesos, lo que significó un incremento del 11 por ciento frente al mismo lapso del año pasado.

Salen funcionarios de la Dian

Tres funcionarios de la Dian fueron destituidos por la dirección general del organismo por corrupción. Se detectó que en 1998 durante un operativo anticontrabando solicitaron dinero a propietarios de establecimientos para no decomisar mercancías que ingresaron al país sin el pago de impuestos. Las tres personas, que se encuentran bajo detención domiciliaria, están a disposición del juzgado de Soacha.

Aceite de palma

Créditos por 29.900 millones de pesos aprobó Finagro para el financiamiento de 116 proyectos para la siembra de 12.000 hectáreas nuevas de palma de aceite durante el último año. Las nuevas siembras

TRANSPORTE / AYER SE REALIZARON 250 VUELOS DOMÉSTICOS EN ESTADOS UNIDOS

Comenzó desbloqueo aéreo

Con la apertura gradual del espacio aéreo norteamericano, Colombia está en lista de espera para reanudar sus vuelos de pasajeros y carga.



LA DESCONGESTIÓN en los aeropuertos de los Estados Unidos se tomará su tiempo, dado el alto número de viajeros y carga represados en todo el mundo. AFP

A las 12: 39 p.m. decoló de Bogotá el primer avión hacia los Estados Unidos. Se trató de un carguero de la aerolínea Tampa que voló con destino a Miami y que fue devuelto porque la orden era atender primero vuelos domésticos y luego internacionales.

La movilización de aeronaves colombianas hacia Norteamérica registra desde este jueves unas radicales medidas de seguridad, incluidas cuidadosas requisas, que concuerdan con las adoptadas en los terminales de los Estados Unidos.

La Aeronáutica Civil anunció ayer que autorizó a las empresas que transportan pasajeros y carga hacia los Estados Unidos programar vuelos adicionales desde hoy.

Las 48 horas de parálisis de los vuelos dejan más de 4.000 pasajeros y 1.000 toneladas de carga sin transportar.

La empresa Servientrega señaló a través de su vocero Fernando Pérez que anoche mismo voló a los Estados Unidos un avión con más de 500 envíos represados.

Diariamente en 15 vuelos se movilizan a los Estados Unidos, desde cuatro de las capitales colombia-

EL PRIMER ATERRIZAJE

LOS ANGELES (EFE)

El aeropuerto internacional de Los Angeles, el tercero en importancia del mundo, recibió ayer el primer avión comercial tras la apertura del espacio aéreo decretado por las autoridades federales estadounidenses.

El primer avión que aterrizó en este aeropuerto poco después de las diez de la mañana, siete de la mañana hora colombiana, fue un vuelo de Alitalia, procedente de Calgari, a donde fue desviado cuando el pasado mar-

contenta de volver a casa", confesó Linda Pascalini, la primera pasajera en llegar a la terminal.

En total llegaron a Los Angeles 162 personas, incluido el personal de vuelo, y fueron recibidas en la terminal por fuertes medidas de seguridad y un aeropuerto vacío.

Este es el primer vuelo comercial que llega a Los Angeles en las últimas 48 horas, después de que se decretara el cierre del espacio aéreo a la vista de los peo-

NO SALEN VUELOS

CALI

Desde el martes pasado del aeropuerto internacional Alfonso Bonilla Aragón en Palmira (Valle) no ha partido ningún vuelo con rumbo a Estados Unidos.

Avianca despacha diariamente un promedio de 60 pasajeros rumbo a Miami y otros 80 a Nueva York. El día de la tragedia esta firma alcanzó a enviar un vuelo, pero solo llegó a Barranquilla. Los demás han sido cancelados.

La misma situación viven los usuarios de American Airlines, en donde solo se notificará la salida de vuelos hasta nueva orden. Esta ae-

domiciliaria, están a disposición del juzgado de Soacha.

Aceite de palma

Créditos por 29.900 millones de pesos aprobó Finagro para el financiamiento de 116 proyectos para la siembra de 12.000 hectáreas nuevas de palma de aceite, durante el último año. Las nuevas siembras estarán en los departamentos de Santander, Meta, Cesar, Nariño, Magdalena, Bolívar y Casanare. Del total del crédito aprobado para siembra el 42 por ciento se destinó para financiar 9 proyectos de alianzas estratégicas.

Informix sigue con HP

La adquisición de Informix por parte de IBM no fracturará la alianza de 20 años que tiene la primera empresa con Hewlett Packard, dijeron funcionarios de las compañías. "Cuando IBM compró Informix, lo compró todo, incluyendo la base instalada de clientes que corre en buena parte sobre HP", dijo Enrique Perezyera, vicepresidente de Data Managment IBM (que ahora incluye Informix) para Latinoamérica.

Ventas del Corolla



La ensambladora Sofasa y la importadora Distoyota Limitada llegaron a un acuerdo para distribuir en Colombia el automóvil Corolla producido en Venezuela. Las dos compañías tienen proyectadas ventas por 530 unidades del Corolla en el periodo septiembre diciembre de 2001. La marca espera lograr el 10 por ciento de participación ene l segmento medio. Para el 2202 las ventas estimadas serán de 1.500 unidades.

Alianza de diarios

El diario La República y el Nuevo Herald suscribieron una alianza periodística la cual comenzará a operar el próximo lunes. En virtud del acuerdo habrá intercambio de información entre las dos publicaciones. LA República publicará en la sección internacional una página semanal enviada por el Nuevo Herald, líder en la información en español especialmente en la zona de la Florida.

Oportunidades de negocios

Para reportar sobre los cambios en las tendencias comerciales y la evolución de los mercados internacionales, el ministerio de Comercio Exterior y Proexport presentaron hoy el boletín informativo 'Notiexport'. Con datos actualizados sobre productos y mercados, la revista electrónica quincenal facilitará a los empresarios colombianos el conocimiento sobre oportunidades y negocios rentables en el exterior.

La empresa Servientrega señaló a través de su vocero Fernando Pérez que anoche mismo voló a los Estados Unidos un avión con más de 500 envíos represados.

Diariamente en 15 vuelos se movilizan a los Estados Unidos, desde cuatro de las capitales colombianas, 3.529 pasajeros y alrededor de 800 toneladas de carga, particularmente flores y café.

El primer avión que aterrizó en este aeropuerto poco después de las diez de la mañana, siete de la mañana hora colombiana, fue un vuelo de Alitalia, procedente de Calgari, a donde fue desviado cuando el pasado martes volaba desde Milán.

"Ayer hubiera estado asustada. Hoy sólo estoy guridad y un aeropuerto vacío.

Este es el primer vuelo comercial que llega a Los Ángeles en las últimas 48 horas, después de que se decretara el cierre del espacio *aéreo a la vista de los peores atentados terroristas* que ha vivido Estados Unidos.

El día de la tragedia esta firma alcanzó a enviar un vuelo, pero solo llegó a Barranquilla. Los demás han sido cancelados.

La misma situación viven los usuarios de American Airlines, en donde solo se notificará la salida de *vuelos hasta nueva orden*. Esta aerolínea despacha un vuelo diario con 150 pasajeros con destino a Miami.

AREAS VACÍAS

BARRANQUILLA

Vacíos se mostraron ayer las áreas de reservas y vuelos internacionales de aerolíneas como Avianca y American Airlines con destino a Miami desde el Aeropuerto Internacional Ernesto Cortissoz de Barranquilla. Un trabajador de American, quien se identificó como Mauricio confirmó que los vuelos de hoy fueron cancelados y que están a la espera de directrices para reanudar operaciones. Igual expresó una empleada de Avianca.

Ambos empleados dijeron que los pasajeros —no precisaron número— han tenido que devolverse a sus hogares a la espera de confirmarles cuando se normaliza la situación. En*tre en Cartagena, la situación en el* Aeropuerto Internacional Rafael Núñez es similar al de Barranquilla.

PROGRAMAN VUELOS

MEDELLÍN

Cerca de 140 toneladas de flores se encuentran represados en las cavas del aeropuerto internacional José María Córdova que opera en Rionegro, debido al cierre temporal de las terminales aéreas estadounidenses. Por ahora las flores han sido el único producto antioqueño de exportación que se ha visto afectado por el ataque terrorista ocurrido en Estados Unidos, según el gerente del José María Córdova, Fredy Boully.

El José María Córdova tiene dos *cuartos fríos, uno de propiedad de* Asocolflores y otro de Tampa, que se encuentran completamente llenos de flores, mientras se restablece el normal funcionamiento en las terminales estadounidenses. Con respecto al represamiento de pasajeros, desde el pasado martes 11 de septiembre son 15 los vuelos de Aces cancelados desde Medellín hacia los Estados Unidos y Puerto Rico y cerca de 900 pasajeros que no pudieron viajar.

UN EFECTO 'BOLA DE NIEVE'

De acuerdo con la autoridad aeronáutica de Estados Unidos (FAA), en estos tres días se dejaron de recibir, por lo menos, diez millones de dólares.

En Colombia, las aerolíneas están a la expectativa para reanudar sus vuelos mañana. El presidente de *Aviatur, Jean-Claude Bessudo,* aunque todavía no tiene cifras exactas, estima que el cierre de los aeropuertos y el consecuente tráfico represado han representado en estos tres días un 25 por ciento menos en el volumen de operaciones de la empresa. "Por otro lado, mu*cha gente, por el tema del terroris*mo, ha preferido no embarcarse en estos momentos de tensión", dijo.



TELEVISIÓN
JÓVENES CON FUTURO
Un grupo de muchachos que quieren resocializarse, aprendieron muchos secretos de la TV. 2-11

CULTURA
LISTO CATÁLOGO DE OBREGÓN
El catálogo razonado de Alejandro Obregón evitará que se sigan vendiendo obras falsas del autor. 2-6

DEPORTES
PATINARON LOS PATINADORES
Ni un solo oro, ni una sola plata ganó Colombia ayer en las pruebas de ruta en Francia. 2-16

PAREJA / INDICA FALTA DE COMUNICACIÓN

Sexo, boicot infalible

VIDA DE HOY

CARLOS DÁGUER
Redactor de EL TIEMPO

En dos pueblos turcos, las mujeres están en huelga de sexo porque sus esposos no han construido acueductos. La estrategia es antigua y compleja como la política.

Si no hay tuberías, no hay sexo. Técnicamente parece obvio, pero no es una metáfora. Cansadas de llevar el agua sobre sus hombros, las mujeres de Bozyer, en el sur de Turquía, les pusieron esa condición a sus maridos: les instalan un acueducto o no tendrán relaciones.

Los créditos no pertenecen a las habitantes de este pueblo. Su huelga de sexo está inspirada en la que sus compatriotas de Sirtkoy llevaron a cabo el mes pasado por el mismo motivo.

La de ellas, a su vez, en un filme turco, en el que las mujeres pelean con las mismas armas porque sus maridos se la pasan tomando té y jugando *backgammon* mientras ellas trabajan en el campo.

Y así, sucesivamente, el boicot sexual hunde sus raíces en la historia, la mente y la geografía. Tanto así que tie-



misma sino un apéndice de su marido. "Esos chantajes son una especie de castración

Con éxito mediático pero escaso en la realidad, una propuesta similar a la de las tur-

Sirtkoy provocó una reacción inmediata entre los maridos, quienes se reunieron con el

PSICOLOGÍA / SALUD MENTAL, EN CRISIS

Ola de miedo y angustia

SALUD

MARISOL ORTEGA G.
Redactora de EL TIEMPO

Los actos terroristas que sacudieron el martes a Washington y Nueva York tienen repercusiones no solo económicas y políticas. También afectan la salud mental, incluso de quienes vivieron de lejos lo sucedido.

El impacto va de acuerdo con la capacidad de cada persona para enfrentar situaciones adversas. La psicóloga Lilias Flórez Peñalosa dice que "una diferencia la marca el estar en medio del fuego u observarlo por televisión".

Son muchas las variables que inciden en el grado de afectación. El psiquiatra Carlos López Jaramillo, considera que "si bien lo normal es que se genere preocupación, temor y estado de hiperalerta, la respuesta emocional de cada uno depende de la magnitud del daño, de lo inesperado del ac-

Después de los atentados del martes es natural que se sienta estresado.

Villa. También puede presentarse insomnio y sentimientos de rabia, ira y angustia.

Según los reportes internacionales, ya hay pánico de volar en avión y probablemente se reducirá el número de pasajeros durante algún tiempo.

"El primer impacto –agrega Posada– se define como shock psicológico y puede durar una o dos semanas. Si se mantiene hasta por un mes se llama ataque de estrés agudo, pero si se prolonga y tiene consecuencias psicológicas crónicas, se llama trastorno de estrés postraumático que se presenta en un 23 por ciento de la población".

En general, tanto los sobrevivientes de los atentados, como los parientes y las personas sensibles que solo vieron por televisión los atentados, deben luchar ahora contra el estrés y la depresión.

Muchos se recuperarán solos. Pero, 2 ó 3 de cada 10

jeres pelean con las mismas armas porque sus maridos se la pasan tomando té y jugando *backgammon* mientras ellas trabajan en el campo.

Y así, sucesivamente, el boicot sexual hunde sus raíces en la historia, la mente y la geografía. Tanto así que tiene capítulos en la literatura, frases en el día a día y análisis en la psicología.

"La política nació en la cama –sostiene la terapeuta de pareja Nelly Rojas, autora del libro *Qué nos une, qué nos separa*–. La pareja es como una multinacional del amor: en ella hay que tener expectativas, posiciones e intereses que se puedan negociar".

En ese trueque a menudo aparecen las huelgas sexuales, conscientes o inconscientes. Para los psicólogos, las últimas son más graves, pues pueden referirse a problemas irresueltos de otras etapas de la vida. Entre los recovecos de la mente se esconden las respuestas a muchas disfunciones sexuales.

Por ejemplo, la impotencia en un hombre, descartados problemas físicos, puede tener su origen en que buscó en la esposa un remplazo de su madre. Resultado: teme cometer una suerte incesto.

La mujer a menudo proyecta sus resentimientos con abstinencia en la cama. "Los órganos sexuales tienen un lenguaje, que es un lenguaje del amor", agrega Rojas.

Por eso, esta terapeuta interpreta los chantajes de esta índole como la defensa de una mujer sometida, que no es ella misma sino un apéndice de su marido. "Esos chantajes son una especie de castración contra ellas mismas; una actitud muy inmadura que evidencia problemas de comunicación".



Táctica y estrategia

Otra podría ser la lectura sobre los chantajes sexuales conscientes. Algunas experiencias muestran que tienen resultados. Al menos, para llamar la atención.

"Es común que las mujeres aprovechen el sexo para tomar ventaja –asegura Leo Marín, especializado en temas de pareja–. Los hombres generalmente necesitan más sexo y eso los hace manipulables".

Con éxito mediático pero escaso en la realidad, una propuesta similar a la de las turcas surgió de un militar colombiano en octubre de 1997. *Entonces*, el general Manuel José Bonett propuso a las mujeres 'cortar los servicios' a los consortes que alimentaran la violencia en Colombia.

Su modelo se llamaba Lisístrata, heroína de una comedia del año 411 a.C. escrita por el griego Aristófanes. Ella sugiere a las mujeres que se separen de sus maridos hasta cuando cese la guerra. A diferencia del general, esta sí se sale con la suya.

Las turcas, 2.412 años después, están sacando adelante sus propósitos. La huelga en Sirtkoy provocó una reacción inmediata entre los maridos, quienes se reunieron con el gobernador y prometieron construir una cañería de 8 kilómetros para traer agua hasta el pueblo.

Un boicot infalible. Ha sido una demostración de una máxima de la terapeuta Nelly Rojas: "Las mujeres necesitan afecto para abrirse a la sexualidad; los hombres, sexo *para abrirse al afecto*".

Moraleja: cumpla esas condiciones. Así será poco probable que le 'corten los servicios'.

normal es que se genere preocupación, temor y estado de hiperalerta; la respuesta emocional de cada uno depende de la magnitud del daño, de lo inesperado del acto terrorista, de las características generales y del hecho de que sucedan en sitios 'seguros'".

que se sienta estresado.

El resultado: psicosis social. "Cuando se vive o se ve una situación en la que hay destrucción y muerte, la primera reacción es de pánico y miedo *intenso*, que se manifiestan con temor a salir a la calle, angustia, ansiedad, estrés y depresión", dice el psiquiatra José Posada

personas sensibles que solo vieron por televisión los atentados, deben luchar ahora contra el estrés y la depresión.

Muchos se recuperarán solos. Pero, 2 ó 3 de cada 10 personas seguirán angustiadas durante mucho tiempo y necesitarán tratamiento psicológico y psiquiátrico.

Los expertos sugieren, entre otras cosas, conversar sobre lo sucedido, expresar los sentimientos pero no saturándose del tema. Pero, si la angustia no pasa y no se puede superar la situación es importante consultar con un especialista.



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ECONÓMICAS

CIFRA DEL DÍA

300.000 barriles por día, la producción de crudo de Cusiana en agosto del 2001.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.341,14	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY $ 120,3335	Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.120,00	Hoy	0,71	Hoy	28,00	Hoy	981,48	DTF	12,05%	MAÑANA $ 120,3378	Bolívar	3,13	3,23
Casa de cambio (v)	$ 2.160,00	Ayer	0,71	Ayer	30,00	Ayer	N.D	DTF Trimestre anticipado	11,22%		Dólar (Ecuador)		$ 2.341,14
								TBS Efectivo anual Bancos a 90 días	11,75%		Peso mexicano		

En contra del Alca

Organizaciones sindicales, de estudiantes, campesinos, economistas, juristas e investigadores se reunirán en La Habana del 13 al 16 de noviembre de este año en un encuentro hemisférico de lucha contra el Area de Libre Comercio de las Américas (Alca), que debe entrar en vigencia en el 2005, de acuerdo con el cronograma. Las organizaciones consideran que es apresurado un acuerdo de esta naturaleza el cual es liderado por estados Unidos.

Augusto Acosta preside la Fiabv

El presidente de la Bolsa de Valores de Colombia, Augusto Acosta Torres, fue elegido ayer en San José de Costa Rica nuevo presidente de la Federación Iberoamericana de Bolsas de Valores (FIABV), que agrupa a 22 centros bursátiles de Latinoamérica y Europa.

Sube producción de crudo

Producción nacional de crudo

Miles de barriles por día

Ene, Feb, Mar, Abr, May, Jun, Jul, Ago

0 100 200 300 400 500 600 700

Fuente: Ecopetrol.

La producción de crudo en agosto fue de 668.221 barriles por país, lo que representó un incremento superior a los 70 mil barriles por día frente a julio, según Ecopetrol. La producción de agosto, la más alta desde enero de 2001, también superó en casi 34.000 barriles por día el resultado del mismo mes del año 2000. La recuperación obedece al mejor desempeño de Caño Limón que reportó más de 110.000 barriles en agosto.

Abren investigaciones

La Superintendencia de Servicios Públicos abrió una investigación a 168 empresas de los servicios de acueducto, alcantarillado y aseo en 28 departamentos del país. La investigación se debe al no envío oportuno de la información financiera para la liquidación de las contribuciones de los años 1998, 1999 y 2000, la no contratación de la auditoría externa de gestión, el no envío de información tarifaria y el incumplimiento a los programas de gestión.

CONSTRUCCIÓN / SUBE DEMANDA DE ARRENDAMIENTOS

Crece el mercado de la vivienda

Corporaciones aumentan desembolsos a constructores. Liberar mercado de arriendos pide Fedelonjas. 'Hay que replantear política de inversiones': Camacol.

El aumento de los desembolsos de crédito hipotecario, el creciente volumen de nuevas de licencias de construcción y la mayor demanda habitacional en arriendo, que reportó el Consejo Nacional de Política de Vivienda, muestran una recuperación del mercado de la vivienda en los últimos dos meses.

El ministro de Desarrollo, Eduardo Pizano, destacó que la importancia del crecimiento de la vivienda está en que se convierte en generador de empleo. Según sus datos, los desembolsos a constructores aumentaron 12.000 millones de pesos de julio a agosto, y los de crédito individual 13.500 millones mensuales.

Sin embargo, resultan mucho más optimistas las cifras de las propias corporaciones de ahorro y vivienda (Icavi): el crédito a constructores aumentó 14.000 millones de pesos –al compararse con el año pasado– y los desembolsos por créditos individuales 34.000 millones.

"A pesar de estos números, no hay suficiente claridad para que uno pueda afirmar que hay reactivación", advirtió María Mercedes Cuéllar, presidenta de Icavi. Cuéllar explicó que, quizás, la falta de un mayor dinamismo se deba a factores subjetivos, porque la crisis del 98 y 99 golpeó muy duro; pero también a factores reales como el desempleo y la inseguridad laboral.

Préstamos entregados

Miles de millones de pesos

	Ene-Jun/00	Ene-Jun/01	Jul-Ago/00	Jul-Ago/01
Constructor	70	72	34	48
Individual	129	136	37	71
Total	199	208	70	119

Fuente: Icavi.

Eduardo Jaramillo, el presidente de la Cámara de la Construcción (Camacol), objetó que "las necesidades habitacionales de los colombianos no estén en vías de solución", pero sí se declaró optimista, "nos da alientos", por el crecimiento del 20 por ciento en el conjunto de las licencias de construcción y el inicio de obras, que se presenta en los últimos meses.

El presidente de sector inmobiliario (Fedelonjas), Jorge Mario Ángel, mostró que una parte del dinamismo en los arrendamientos se explica porque los propietarios dejaron de vivir en sus inmuebles, para ofrecerlos en arriendo.

Pidió, además, "una estructura de libre operación del mercado", es decir, libertad de precios, preferentemente en los estratos 4, 5 y 6.

LEY 60 / HABRÁ TRASLADO DE MAESTROS

PRESUPUESTO

Aprueban gastos por $ 62,9 billones

Con una adición de recursos por 227.000 millones de pesos las comisiones económicas del Congreso le dieron ayer visto al monto de los gastos de la nación para el año entrante.

Del presupuesto del 2000, que ascenderá a 62,9 billones de pesos, cerca del 40 por ciento se destinará al pago de la deuda, un 28 por ciento para gastos de funcionamiento y transferencias y un 13 por ciento para inversión

La discusión no estuvo exenta de señalamientos al Gobierno por los bajos recursos que se destinaban a inversión. Incluso ayer la Contraloría General de la República dijo que el monto del presupuesto estaba subestimado, como mínimo en 1.7 billones, billones de pesos teniendo en cuenta que la meta de crecimiento del 4 por ciento no tenía sustento.

El ministro de Hacienda, Juan Manuel Santos, defendió la iniciativa al señalar que los gastos programados estaban dentro de las metas fiscales previstas.

Dentro de los recursos adicionales aprobados se encuentra una partida por 183.000 millones de pesos des-

La Superintendencia de Servicios Públicos abrió una investigación a 168 empresas de los servicios de acueducto, alcantarillado y aseo en 28 departamentos del país. La investigación se debe al no envío oportuno de la información financiera para la liquidación de las contribuciones de los años 1998, 1999 y 2000, la no contratación de la auditoría externa de gestión, el no envío de información tarifaria y el incumplimiento a los programas de gestión.

Nuevos servicios Cafam

Un nuevo servicio, el de un centro automotriz, pondrá el próximo fin de semana Cafam en la Floresta, en asocio con Resellantas, para ofrecer análisis de gases, venta de lujos y accesorios y todo lo del mantenimiento del vehículo. Cafam Floresta completará su atención al público con 6 salas Cinemark, un centro de convenciones para 500 personas y un centro físico de estética Spa.

Donaciones en línea

Terra Colombia, www.terra.com.co, lanzó el programa "regale una vida" de la fundación Cardio Infantil. Se pueden hacer las donaciones con cargo a su tarjeta de crédito Visa en pesos colombianos o en dólares, a la fundación diligenciando un formulario, a través de un enlace en línea. Terra Networks Colombia está conformada por Terra Lycos y Casa Editorial El Tiempo, Telecomunicaciones Semana, El Colombiano y El País.

aumentaron 12.000 millones de pesos de julio a agosto, y los de crédito individual 13.500 millones mensuales.

Sin embargo, resultan mucho más optimistas las cifras créditos individuales 34.000 millones.

"A pesar de estos números, no hay suficiente claridad para que uno pueda afirmar que hay reactivación", advirtió para ofrecerlos en arriendo.

Pidió, además, "una estructura de libre operación del mercado", es decir, libertad de precios, preferentemente en los estratos 4, 5 y 6.

Juan Manuel Santos, defendió la iniciativa al señalar que los gastos programados estaban dentro de las metas fiscales previstas.

Dentro de los recursos adicionales aprobados se encuentra una partida por 183.000 millones de pesos destinada a ayudar al sector cafetero que se encuentra en una grave crisis ante la caída de las cotizaciones internacionales del grano.

Otros 40.000 millones de pesos irán a la entrega de subsidios de vivienda de interés social y 7.000 millones a ciencia y tecnología. Quedan pendientes la discusión de los gastos en comisiones económicas y en las plenarias de Cámara y Senado.

LEY 60 / HABRÁ TRASLADO DE MAESTROS

Ajustes a recursos para salud

La distribución de los millonarios recursos que gira la Nación a los municipios y departamentos será modificada. Para evitar su desviación y ampliar la cobertura a los más pobres el Gobierno presentará un proyecto complementario de la Ley de Transferencias, que podría generar un nuevo enfrentamiento con la Federación Colombiana de Educadores (Fecode).

El proyecto modifica la ley 60. Contempla que los recursos para educación se transferirían de acuerdo al número de niños atendidos y no de maestros. Así se podría hacer un traslado de profesores a sitios donde verdaderamente se necesiten. Se calcula que de los 320.000 docentes se podrían trasladar 65.000. Se pondrá freno a los incrementos excesivos en los salarios de los educadores porque los costos de los ascensos en el escalafón no podrán exceder los recursos disponibles y sólo se darán cuando existan las vacantes.



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	Fechas	Informes	Inscripciones
BOGOTA:	Octubre 1°	Dr. Rodrigo Monsalve T.	Tels. 640 00 74 - 235 62 68 - Telefax: 235 40 58 - A.A. 7956
MEDELLIN:	Octubre 5	Sr. Rodrigo A. Monsalve B	Tels. 251 65 67 -251 60 90 - Fax: 251 76 85 - A.A. 50324
BARRANQUILLA:	Octubre 8	Dr. Arcelio Blanco Martínez.	Tels. 3588252 - 3588293 - Fax: 3588025 - A.A. 1329
BUCARAMANGA:	Octubre 16	Dr. Mario Alfonso Rojas Trujillo.	Tels. 634 00 61 - 645 01 96
PEREIRA:	Octubre 19	Dr. Jorge Hoyos Salazar.	Tel. 325 01 23 - Fax: 334 22 70 - A.A. 110
CALI:	Octubre 22	Sra. Griselda Grimaldos V	Tels. 664 33 04 - Telefax: 665 73 68 - A.A. 6368

EL TIEMPO
JUEVES 13 DE SEPTIEMBRE DE 2001



VOTACIÓN / APLAZARON SESIÓN ESPECIAL EN FAVOR DE LA INFANCIA EN LA ONU

Piden educar a los niños

Dos y medio millones de colombianos han participado en el sondeo que Unicef está realizando para saber cuáles deben ser las acciones que debe realizar el Gobierno en materia de infancia. Mañana se puede votar.

CERCA DE 2'800.000 niños no están en el colegio y los colombianos están preocupados por ello. AFP

VIDA DE HOY

ÁNGELA CONSTANZA JEREZ
Subeditora EL TIEMPO

"Educar a todos los niños". Esa es la solicitud que 1'541.038 colombianos harán a los gobernantes del mundo y, especialmente, al presidente Andrés Pastrana cuando se reúnan en la Sesión Especial a Favor de la Infancia de la Asamblea General de las Naciones Unidas.

El encuentro estaba previsto para la próxima semana en Nueva York (Estados Unidos), pero debido a los ataques terroristas se postergó hasta nueva orden.

Para esta reunión, Unicef, Save de Children, Visión Mundial, entre otras organizaciones internacionales, han estado preguntando du-



A TEJER LA BANDERA

El Movimiento de los Niños por la Paz está invitando a grandes y adultos para que mañana ... bolo de la unión de fuerzas que luchan de manera conjunta por la paz de Colombia.

OPINÓMETRO®

Una respuesta oportuna, es una decisión acertada

En general, cuál cree usted que sea el punto al que debe darle prioridad el Presidente Andrés Pastrana?

Proteger a la niñez contra la guerra	17%
Luchar contra la pobreza: Invertir en la infancia	16%
Educar a todos los niños	16%
Combatir la explotación de la infancia	15%
No excluir a ningún niño	13%
Combatir el VIH/SIDA	7%
Poner a los niños primero	6%
Cuidar a todos los niños	6%
Escuchar a la infancia	3%
Proteger la tierra para los niños	1%

Ficha técnica
Título: Partido Conservador/UNICEF niños/Candidatos/Rating. Realizada por: SF Ltda www.opinometro.com. Encargada por: La FM de RCN Y EL TIEMPO. Fecha de realización: Septiembre 5 de 2001. Población Elemento: Hombres y Mujeres mayores de 18 años. Unidad de muestreo: Hombres y Mujeres mayores de 18 años. Alcance: Bogotá, Medellín, Cali, Barranquilla, Bucaramanga. Duración: Un día. Tamaño de la muestra: 1045 entrevistados. Procedimiento de Muestreo: Muestreo Multietápico. Método: Entrevista personal por interceptación. Instrumento: Estructurado. Margen de error máximo: 3.0%. Nivel de confianza: 95%

EL TIEMPO La FM



PARA VOTAR



1. *No excluir a ningún niño*
2. *Poner a los niños primero*
3. *Cuidar a todos los niños*
4. *Combatir el VIH/SIDA*
5. *Eliminar el daño y la explotación de la infancia*
6. *Escuchar a la infancia*

dos), pero debido a los ataques terroristas se postergó hasta nueva orden.

Para esta reunión, Unicef, Save de Children, Visión Mundial, entre otras organizaciones internacionales, han estado preguntando durante los últimos cuatro meses, tanto a grandes como adultos de todo el mundo, cuál debe ser la acción prioritaria que los gobernantes deben realizar en materia de infancia.

Para ello propusieron diez puntos que hacen referencia a las situaciones más difíciles de los niños. EL TIEMPO los publica hoy en un tarjetón para que los colombianos sigan votando.

En sus diferentes oficinas en todo el país, Servientrega dispuso urnas para apoyar el proceso de votación, además en la Plaza de Bolívar de Bogotá mañana habrá buzones durante la actividad 'Tejiendo la bandera', que el Movimiento de los Niños por la Paz realizará con otras organizaciones en el marco de la 'Semana por la Paz' (ver recuadro).

Hasta el momento, esta campaña, llamada 'Diga sí por la niñez', ha recibido en Colombia 2'524.024 de votos. El 61 por ciento señaló la educación como prioridad y en segundo lugar (17 por ciento, con un total de 446.363 votos) la necesidad de proteger a los niños de la guerra. En tercer lugar, los colombianos pidieron cuidar a todos los niños.

El Convenio del Buen Trato y EL TIEMPO también se unieron a esta campaña. A través de la Línea T y de Opinómetros, 4.144 lectores hicieron su propia elección, la mayoría optó por proteger a la niñez de la guerra.

En el Opinómetro, el 17 por ciento hizo esta exigencia (ver gráfico), y de las 3.099 personas que llamaron a la Línea T, 578 hicieron la misma petición. Todos ellos consideran que la situación de la niñez es aterradora.

Unicef y la Defensoría del Pueblo lo demuestran: según sus cálculos cerca de 6 mil menores militan en filas de paramilitares y guerrilleros. A ello se agrega la situación de los niños desplazados, secuestrados y heridos por causa del conflicto.

CERCA DE 2'800.000 niños no están en el colegio y los colombianos están preocupados por ello. AFP

PROTEGERLOS de la guerra fue la exigencia que hicieron quienes participaron en el sondeo de EL TIEMPO. Jaime García / EL TIEMPO

A TEJER LA BANDERA

El Movimiento de los Niños por la Paz está invitando a grandes y adultos para que mañana cubran la Plaza de Bolívar con una gigantesca bandera nacional.

La actividad será realizada en el marco de la 'Semana por la Paz'. Participarán la primera Dama de la Nación, artistas, el Alcalde de Bogotá y deportistas, entre otros.

El propósito es crear un símbolo de la unión de fuerzas que luchan de manera conjunta por la paz de Colombia.

Redepaz, Unicef, Fenalco, Fundación Tejiendo Sueños, Indepaz y Conferencia Episcopal también estarán presentes tejiendo la bandera. La actividad comenzará a las 10:30 a.m. y terminará a la 1 p.m.

Los municipios de Sibaté (Cundinamarca) y Marinilla (Antioquia) también se unirán.

2. Poner a los niños primero
3. Cuidar a todos los niños
4. Combatir el VIH/SIDA
5. Eliminar el daño y la explotación de la infancia
6. Escuchar a la infancia
7. Educar a todos los niños
8. Proteger a la niñez contra la guerra
9. Proteger la Tierra para los niños
10. Luchar contra la pobreza: invertir en la infancia

ALERTA / SE MANTIENE PRESTACIÓN DE SERVICIOS CONSULARES EN BOGOTÁ

Refuerzan seguridad en embajada

Pese a que el Departamento de Estado autorizó a sus sedes diplomáticas a cerrar sus puertas en caso de ser necesario, en Colombia se decidió mantener la atención al público. La vigilancia fue fortalecida en sus alrededores.

Las autoridades colombianas y de Estados Unidos reforzaron ayer las medidas de seguridad en la embajada de ese país en Bogotá.

Unos minutos después de que se registraron los atentados terroristas en Washington y Nueva York, un equipo del Grupo de Operaciones Especiales (Goes) de la Policía Nacional se hizo presente en los alrededores de la embajada en Bogotá.

Los miembros de la Policía, expertos en explosivos, inspeccionaron el lugar en compañía de agentes estadounidenses.

Mientras tanto, decenas de colombianos hicieron fila normalmente para solicitar sus visas.

Pese a la tensión, los funcionarios estadounidenses cumplieron una jornada laboral como cualquier día de la semana.

Miryam Loaiza, de Medellín, una de las personas que hacían fila para obtener la visa, se mostró preocupada por lo ocurrido en E.U., pero estaba confiada en que no perdería su cita.

"Creo que todo está funcionando normalmente y me daría mucho pesar perder esta cita después del vuelo tan terrible para llegar aquí anoche", aseguró Loaiza.

Un poco más allá, Carlos Segura miraba con cara de preocupación a través de las rejas de la embajada de los Estados Unidos a sus familiares que lo aguardaban lue-


POLICIA
4WD

MIEMBROS DE LA POLICIA, expertos en explosivos, revisaron ayer las zonas aledañas a la embajada de Estados Unidos, en Bogotá.

Milton Díaz / EL TIEMPO

concierto que se le había olvidado traer sus fotos para el documento.

Voceros de la embajada en Bogotá le dijeron a EL TIEMPO que la sede trabajaría normalmente durante todo el día y que, por el momento, no existía ninguna orden para restringir la prestación de servicios.

"Hasta ahora no tenemos instrucciones diferentes a seguir cumpliendo con nuestras labores. Aquí el horario es de 8 de la mañana a 5 de la tarde para ciertas

Así mismo, en señal de que E.U. seguirá adelante con sus labores, hoy se realizará el lanzamiento de la campaña de Concientización Ciudadana para la Prevención de la Corrupción, que cuenta con el apoyo de la Agencia de los Estados Unidos para el Desarrollo Internacional (Usaid).

En alerta

Sin embargo, ayer el Departamento de Estado autorizó a todas sus representaciones diplomáti-

El Departamento de Estado también recomendó a sus embajadas aumentar las medidas de seguridad y mantenerse vigilantes.

La directora de Comunicaciones de la Casa Blanca, Karen Hughes, dijo que "las fuerzas y las embajadas estadounidenses están en situación de alerta máxima".

Entre tanto, la embajadora en Bogotá, Anne Patterson, emitió un mensaje de agradecimiento al presidente Andrés Pastrana, a sus ministros y a todas las personas que

INCERTIDUMBRE

Caos telefónico de Colombia a E.U.

Una hora después del choque del primer avión contra una de las Torres Gemelas en Nueva York, en Colombia se disparó el número de marcaciones telefónicas hacia los Estados Unidos.

En la medida en que avanzaba la información de los medios de comunicación, también aumentaba el número de colombianos que marcaba números telefónicos hacia los Estados Unidos, particularmente hacia Nueva York.

Entre las 9 y las 10 de la mañana se registró una total congestión en las redes de los operadores Telecom, Orbitel y ETB. Los interesados marcaron indiscriminadamente el 005, 007 y 009. Sin embargo, la respuesta fue muy difícil.

El presidente de Telecom, Hernán Román Calderón, empresa que maneja cerca del 60 por ciento del mercado internacional, dijo que entre las 9 y las 10 de la mañana en las centrales *axe* (de marcación automática) se incrementó en un 18 por ciento el número de marcaciones, con relación a un día normal.

El funcionario explicó, además, que en cuanto al tráfico hacia los Estados Unidos, se tuvo un promedio de llamadas exitosas del 10 por ciento, lo cual es totalmente anormal, pues el promedio para este día y hora es del 55 por ciento en condiciones normales. La misma congestión afectó el sistema semiautomático, es decir, el que se logra por operadora.

Hernando Salazar, gerente de red de Orbitel, indicó que minutos después de conocerse los atentados en Estados Unidos, se registró una cascada de llamadas y se observó una alta congestión hacia Norteamérica. El mismo ejecutivo indicó que la complementación de llamadas solo alcanzó el 20 por ciento cuando normalmente es del 60 por ciento.

Silvia Montaña, de la oficina de comunicaciones de la ETB, dijo que en promedio la empresa tiene 80 por ciento de disponibilidad en sus redes y ayer fue del cien por ciento.

Si Telecom, que maneja cerca del 60 por ciento del mercado internacional, en un día como el de ayer normalmente registra 200.000 minutos día, y sus cifras indican un aumento de la demanda de un 18 por ciento, significa que el número de

"Creo que todo está funcionando normalmente y me daría mucho pesar perder esta cita después del vuelo tan terrible para llegar aquí anoche", aseguró Loaiza.

Un poco más allá, Carlos Segura miraba con cara de preocupación a través de las rejas de la embajada de los Estados Unidos a sus familiares que lo aguardaban luego de su cita.

Segura les dijo con cara de des- la sede trabajaría normalmente durante todo el día y que, por el momento, no existía ninguna orden para restringir la prestación de servicios.

"Hasta ahora no tenemos instrucciones diferentes a seguir cumpliendo con nuestras labores. Aquí el horario es de 8 de la mañana a 5 de la tarde para ciertas oficinas y no hay ninguna variación para hoy", dijo un portavoz de la sede diplomática.

la Corrupción, que cuenta con el apoyo de la Agencia de los Estados Unidos para el Desarrollo Internacional (Usaid).

En alerta

Sin embargo, ayer el Departamento de Estado autorizó a todas sus representaciones diplomáticas en el mundo a decidir si cierran o no sus instalaciones por motivos de seguridad.

La directora de Comunicaciones de la Casa Blanca, Karen Hughes, dijo que "las fuerzas y las embajadas estadounidenses están en situación de alerta máxima".

Entre tanto, la embajadora en Bogotá, Anne Patterson, emitió un *mensaje de agradecimiento* al presidente Andrés Pastrana, a sus ministros y a todas las personas que le manifestaron en las últimas horas *su solidaridad* tras los atentados terroristas.

dio la empresa tiene 80 por ciento de disponibilidad en sus redes y ayer fue del cien por ciento.

Si Telecom, que maneja cerca del 60 por ciento del mercado internacional, en un día como el de ayer normalmente registra 200.000 minutos día, y sus cifras indican un aumento de la demanda de un 18 por ciento, significa que el número de intentos para buscar comunicación con los Estados Unidos se disparó, aunque las llamadas exitosas bajaron. La congestión también se sintió en Internet.

ESPECIAL / CIRCULÓ A LAS 12: 30 P.M.

Agotada la edición extra de EL TIEMPO

Al medio día de ayer, pocas horas después de que se conociera la oleada terrorista que se desató en Washington, Nueva York y Pisttburgh, el diario EL TIEMPO sacó a las calles 50 mil ejemplares de una edición extraordinaria.

Testimonios, fotos, análisis, reacciones internacionales y repercusiones internas se registraron en el extra que circuló en Bogotá, Cali, Barranquilla, Medellín y Bucaramanga.

Bajo el título 'Terrorismo declara la guerra a Estados Unidos' la edición extraordinaria de EL TIEMPO se agotó pocas horas después de entrar en circulación.

En sus páginas, todas en color, se registran, minuto a minuto, los más dramáticos episodios de este caso que estremeció al mundo. Además, se incluyeron posibles autores, el impacto económico mundial y los efectos sobre Colombia.

Además, una crónica sobre los 120 minutos de terror que vivieron los neoyorquinos y el mundo en general.

La edición extraordinaria iba de la mano con la información registrada de manera detallada y continua por EL TIEMPO.com.



TERRORISMO
declara la guerra a E.U.
EXTRA
EL TIEMPO

LOS 50 MIL ejemplares se agotaron antes de finalizar la tarde.

El mayor tiraje de un extra se registró el 2 de diciembre de 1993 horas después de que el capo del cartel de Medellín Pablo Escobar Gaviria fue abatido en esa ciudad por las autoridades.

En esa ocasión, EL TIEMPO imprimió y vendió 12 mil ejemplares que incluían la foto exclusiva de Escobar muerto.

La edición de ayer marca, pues, un hito en este tipo de publicaciones.

EL DORADO / SOLO UN VUELO COLOMBIANO ALCANZÓ A LLEGAR A MIAMI

Dos mil pasajeros en tierra

"No creí que un día fuera más seguro quedarse en Colombia que viajar a Estados Unidos", dijo uno de los pasajeros ayer en El Dorado al reclamar la maleta porque no pudo viajar. Se afectó el 40 por ciento del tráfico internacional.

La cancelación de todos los vuelos en Estados Unidos dejó en tierra o a mitad de camino a 20 aviones que, desde Colombia, tenían como rumbo aquel país. El director de la Aeronáutica, Juan Carlos Vélez, dijo que por lo menos 2.000 personas resultaron afectadas.

El único que llegó a su destino fue el vuelo 2174 de American Airlines, que hacía la ruta Bogotá-Miami. La aeronave llegó sin contratiempos a las 11:08 a.m.

Otros aviones que despegaron desde Colombia fueron los que cubrían la ruta Bogotá-Houston, de Continental, y Cali-Barranquilla-Miami, de Avianca. El primero, atendiendo una orden de aterrizar en el aeropuerto más cercano, llegó con sus 109 pasajeros a Cozumel, en el caribe mexicano. El vuelo de Avianca llegó hasta Barranquilla y al mediodía regresó a Cali.

Once aerolíneas ofrecen tiquetes desde Colombia a alguna ciudad estadounidense. Ayer fueron suspendidos cinco vuelos de Avianca, dos de Aces, cinco de American Airlines, dos de Continental, uno de Delta y los vuelos diarios de Lan Chile, Copa, Lacsa, Avensa, Servivensa y Aeropostal. En Colombia se afectó el 40 por ciento del tráfico aéreo internacional.

En el aeropuerto de Bogotá, los empleados de American Airlines solo les decían a los pasajeros que estuvieran pendientes de las noticias para saber cuando podían reanudar sus viajes. También les daban un teléfono para hacer sus nuevas reservas.

María del Pilar Rivera, que viajaría ayer a Miami para concretar un negocio, dijo que a pesar de que era muy alta la posibilidad de perder su contacto, se quedaría. "No creí que un día fuera más seguro quedarse en Colombia que viajar a E.U.", dijo uno de sus hermanos que la acompañaba, al reclamar la maleta.

Carlos Perilla, mientras tanto, preguntaba a los funcionarios de la aerolínea sobre un vuelo que había salido muy temprano de Miami rumbo a Bogotá. "Es que mi mamá viene ahí y solo quiero que me confirmen si el vuelo fue desviado a Panamá para quedarme tranquilo", contó.

Fueron muchos los que tuvieron que devolverse a con sus maletas. Incluso hubo por lo menos dos vuelos de carga, uno de ellos de Tampa, que venían del sur del continente y pidieron permiso para aterrizar en Colombia como alternativa ante el cierre de los cielos norteamericanos..


American

DURANTE CASI TODA la mañana, el mostrador de American Airlines estuvo repleto de pasajeros que tuvieron que devolverse a su casa. Camilo George / EL TIEMPO

REACCIONES / EL PRESIDENTE SE SOLIDARIZA CON BUSH

"Nada justifica muerte de inocentes": Pastrana

El presidente Andrés Pastrana condenó, en nombre de los colombianos, los "cobardes y viles atentados" cometidos ayer en Estados Unidos y se solidarizó con el gobierno del presidente George W. Bush.

Ayer en la mañana, Pastrana expidió una declaración en donde afirma que nada justifica la muerte de víctimas inocentes y expresó las condo-

La declaración del Presidente dice:

"El Gobierno de Colombia, en nombre de todo el pueblo, condena y rechaza los cobardes y viles atentados terroristas cometidos en el día de hoy (ayer) contra el pueblo americano. Nada justifica que centenares de víctimas inocentes paguen con sus vidas la intolerancia y el ra-

acompañamos al gobierno del presidente George W. Bush y a toda la nacion americana en estos momentos de dolor e incertidumbre, al tiempo que manifestamos nuestras más sentidas condolencias a los familiares de las víctimas. Ratificamos nuestra confianza en que los Estados Unidos pronto superarán este trágico momento para el bien de sus ciudadanos



ANDRÉS PASTRANA ARANGO

BOGOTÁ

Segundos de parálisis ante la TV

Algunos se paralizaron por un instante, al oír la noticia en la radio. Otros quedaron como enterrados en el piso, por el impacto de la tragedia.

Y unos cuantos ciudadanos en sus casas o en la calle, corrieron rápidamente en busca de un televisor, para seguir paso a paso la transmisión en directo que hicieron los canales de televisión colombianos sobre los actos terroristas registrados ayer en Estados Unidos.

Los peatones que pasaban por los comercios donde había televisores en el centro y otras zonas de Bogotá, quedaban con la mirada clavada en la pantalla. Las imágenes dramáticas de los aviones estrellados contra las Torres Gemelas de Nueva York y el espanto en los rostros de la gente, los dejaba paralizados.

"Es el acto más cruel que haya visto en mi vida. Es una venganza terrible que uno no podía jamás imaginar se pudiera hacer contra la humanidad", dijo Jorge Pinzón, un comerciante que se paró frente a uno de los televisores prendidos que tenía un almacén de electrodomésticos del barrio 7 de Agosto en el occidente de Bogotá. Al lado de él, más de una decena de personas observaban las escenas.

Las dramáticas imágenes de TV paralizaron a los bogotanos.

El terrorismo contra la "capital del mundo" y las consecuencias, fue el tema central de conversación en las cafeterías, oficinas, en los carros y buses.

"Sentí como si el avión me hubiera caído encima. Aunque fue algo que pasó tan lejos, es como si hubiera ocurrido aquí, porque murió mucha gente inocente", comentó Amparo Torres, dueña de un almacén de reparaciones eléctricas de San Fernando, en el occidente de Bogotá.

Quizás en los últimos tiempos, ningún hecho de trascendencia mundial, distinto a un espectáculo o un encuentro deportivo, había logrado paralizar

condenó, en nombre de los colombianos, los "cobardes y viles atentados" cometidos ayer en Estados Unidos y se solidarizó con el gobierno del presidente George W. Bush.

Ayer en la mañana, Pastrana expidió una declaración en donde afirma que nada justifica la muerte de víctimas inocentes y expresó las condolencias a los familiares de las víctimas.

"El Gobierno de Colombia, en nombre de todo el pueblo, condena y rechaza los cobardes y viles atentados terroristas cometidos en el día de hoy (ayer) contra el pueblo americano. Nada justifica que centenares de víctimas inocentes paguen con sus vidas la intolerancia y el radicalismo de unos pocos.

Con total respaldo y solidaridad, [...] cion americana en estos momentos de dolor e incertidumbre, al tiempo que manifestamos nuestras más sentidas condolencias a los familiares de las víctimas. Ratificamos nuestra confianza en que los Estados Unidos pronto superarán este trágico momento para el bien de sus ciudadanos y de todas las naciones que trabajan para un mundo en paz".



ANDRÉS PASTRANA ARANGO,
Presidente de Colombia.

porque murió mucha gente inocente", comentó Amparo Torres, dueña de un almacén de reparaciones eléctricas de San Fernando, en el occidente de Bogotá.

Quizás en los últimos tiempos, ningún hecho de trascendencia mundial, distinto a un espectáculo o un encuentro deportivo, había logrado paralizar por minutos, y hasta horas, a los bogotanos frente a un televisor.

ECONÓMICAS

FILE No. 823437

CIFRA DEL DÍA
5,1%, la devaluación en lo corrido del 2001.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	▲$ 2.324,78	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual		HOY	Pesos por	Compra	Venta
Casa de cambio (c)	▲$ 2.120,00	Hoy	0,71	Hoy	27,63	Hoy	997,19	DTF	12,05%	$ 120,3293	Bolívar	3,12	3,22
Casa de cambio (v)	▼$ 2.160,00	Ayer	0,71	Ayer	28,03	Ayer	1.002,37	DTF Trimestre anticipado	11,22%	MAÑANA	Dólar (Ecuador)		$ 2.324,78
								TBS Efectivo anual Bancos a 90 días	12,08%	$ 120,3335	Peso mexicano		$ 251,36

En dificultades Tower Records

La multinacional Tower Records, entraría en un mes en cesación de pagos, un paso previo a la bancarrota si no encuentra nuevos fondos para cumplir con sus obligaciones con la banca, informaron agencias calificadoras de riesgo. Las firmas hicieron el diagnóstico luego de que rebajaran la calificación a los papeles de Tower, una compañía fundada en California en 1960 y con 183 tiendas en el mundo. En Colombia Casa Editorial El Tiempo es socia de la empresa junto con Prodiscos.

FMI prevé crecimiento de 2,7%

El Fondo Monetario Internacional (FMI) rebajó sus previsiones para el crecimiento económico mundial de este año a 2,7 por ciento y a 3,6 por ciento para el 2002, indicó ayer su director general, Horst Koehler. El funcionario espera que la economía se recupere el año entrante debido en gran parte a la reducción de las tasas de interés por parte de los bancos centrales mundiales.

Aumentan pasajeros aéreos

Pasajeros aéreos
Enero-julio
Cifras en miles

	2000	2001
Nacionales	4.293	4.287
Internacionales	1.683	1.786

Movimiento pasajeros internacionales

Año	Salen	Llegan
2000	901	785
2001	946	840

Fuente: Aerocivil.

El número de pasajeros aéreos transportados desde Colombia hacia diferentes destinos en el exterior y desde estos al país creció 6 por ciento en el período enero-julio respecto al mismo período del año pasado. Las salidas se incrementaron en 5 por ciento mientras que las llegadas subieron en 6,9 por ciento. En solo julio el aumento total fue de 4,7 por ciento frente a julio del 2000. Este sector se recupera lentamente tras atravesar por un fuerte periodo de contracción producto de la recesión.

Ordenan liquidación

La Superintendencia de Servicios Públicos Domiciliarios ordenó la liquidación de Empresas Municipales de Caucasia (Antioquia), luego de 21 meses de haber sido intervenida por parte de esa entidad. La decisión se tomó tras encontrar que la

PROYECTO / PLANEACIÓN AVALA PROPUESTA PARLAMENTARIA

El rompecabezas de la reforma laboral

El presidente del Senado urgió al Gobierno presentar el proyecto al Congreso. Próximo lunes, el día definitivo para la concertación.



ANGELINO GARZÓN, ministro de Trabajo. **JUAN CARLOS ECHEVERRY,** director de Planeación Nacional.

Las discrepancias del Gobierno sobre el proyecto de reforma laboral siguen adelante. Mientras el ministro de Trabajo, Angelino Garzón, descalificó la iniciativa presentada por un grupo de parlamentarios al Congreso, el director del Departamento Nacional de Planeación, Juan Carlos Echeverry, la avaló por considerar que tiene ideas interesantes para combatir el desempleo.

La discusión de esta reforma, una de las más controvertidas de los últimos meses, se ha convertido en un verdadero rompecabezas porque Gobierno y sindicatos llevaron a la Comisión de Concertación Laboral propuestas completamente opuestas. En las dos ocasiones en que se han sentado a la mesa de negociación no se han logrado poner de acuerdo en los temas fundamentales.

Para el próximo lunes quedó programado otro encuentro que sería el definitivo teniendo en cuenta que los gremios eco-

PIB CRECERÍA ENTRE 3 Y 4% EN 2002

El Gobierno decidió cambiar la manera como viene proyectando su cifra de crecimiento económico. Ante los vaivenes internacionales e internos estableció un rango de crecimiento en lugar de una meta fija.

Para el año entrante el crecimiento de la economía quedó fijado entre el 3 y el 4 por ciento, señaló el director del Departamento Nacional de Planeación, Juan Carlos Echeverry, quien sostuvo que es más conservador y razonable fijar un rango teniendo en cuenta que los choques externos modifican constantemente las proyecciones.

Para el 2001 el Gobierno anunció un crecimiento del Producto Interno Bruto (PIB) del 3,8 por ciento, cifra que fue revisada a la baja y que quedó en 2,4 por ciento ante el desempeño poco favorable de la industria, el café el petróleo y la desaceleración de los Estados Unidos.

Un rango más amplio por lo tanto le daría margen de maniobra al Gobierno ya que no estaría tan presionado para cumplir la meta y en caso de no hacerlo no le caería tanta 'agua sucia' por parte de los analistas.

URRÁ

Verano afecta generación de energía

RAMIRO GUZMAN ARTEAGA
Corresponsal de EL TIEMPO
MONTERÍA

La generación eléctrica en la represa de Urrá se redujo en la última semana en un 30 por ciento debido al intempestivo verano que produjo un rápido descenso en el nivel de la represa.

La situación provocó un impacto en las políticas de comercialización de energía a punto que la empresa Urrá S.A debió comprar en la bolsa alrededor de 60 gigavatios /hora, durante agosto y lo que va de septiembre, para poder cumplir sus compromisos con sus clientes (las electrificadoras). Durante el mes pasado la comercialización en la empresa bajó de 130 a 80 gigavatios.

El jefe de Comercialización de Urrá S.A, Rafael Amaya, reconoció que, durante agosto, "desafortunadamente las condiciones meteorológicas no han sido muy favorables con relación a los pronósticos que nosotros esperábamos".

Amaya confirmó que han comprado, 1-14

periodo de contracción producto de la recesión.

Ordenan liquidación

La Superintendencia de Servicios Públicos Domiciliarios ordenó la liquidación de Empresas Municipales de Caucasia (Antioquia), luego de 21 meses de haber sido intervenida por parte de esa entidad. La decisión se tomó tras encontrar que la deuda de la empresa superaba los 55 mil millones de pesos, mientras que los activos apenas llegan a los 30 mil millones de pesos. El plazo para su liquidación será de 2 años.

Nueva viceministra

Abogada de la Javeriana, especializada en Derecho Comercial, Claudia María Uribe Pineda es la nueva viceministra de Comercio Exterior. Se desempeñó como gerente de servicios de Proexport, jefe jurídica del antiguo Incomex y consultora en el Banco Mundial. Tendrá a cargo las negociaciones comerciales de Colombia, el apoyo a los planes estratégicos regionales y la política de productividad y competitividad.

opuestas. En las dos ocasiones en que se han sentado a la mesa de negociación no se han logrado poner de acuerdo en los temas fundamentales.

Para el próximo lunes quedó programado otro encuentro que sería el definitivo teniendo en cuenta que los gremios económicos han dicho que la concertación no puede ser indefinida.

Aunque el ministro de Trabajo insiste en que si no hay concertación no se **1-14**

señaló el director del Departamento Nacional de Planeación, Juan Carlos Echeverry, quien sostuvo que es más conservador y razonable fijar un rango teniendo en cuenta que los choques externos modifican cons-

Un rango más amplio por lo tanto le daría margen de maniobra al Gobierno ya que no estaría tan presionado para cumplir la meta y en caso de no hacerlo no le caería tanta 'agua sucia' por parte de los analistas.

meteorológicas no han sido muy favorables con relación a los pronósticos que nosotros esperábamos".

Amaya confirmó que han comprado, **1-14**

JUSTICIA

Vea además en:
eltiempo.com
Estudio. *El sida fue controlado en las grandes ciudades de Brasil, pero la enfermedad amenaza a las zonas rurales.* **Léalo en el Portal de Salud**

Ayuda para veteranos de Corea

La Asociación Colombiana de Veteranos de Corea está convocando a los nacionales que hayan participado en esta guerra y en la de Colombia contra Perú para informarles sobre "el subsidio" del cual se beneficiarán por una nueva ley promulgada por el Gobierno. Se trata de la ley 683 del 11 de agosto del 2001. Los interesados pueden comunicarse con la asociación al teléfono 233 45 24 en Bogotá.

Audiencia de Ochoa en E.U.



Fabio Ochoa Vásquez insistió ayer, ante una Corte Federal de La Florida, que no es culpable de los cargos de conspiración para enviar drogas a Estados Unidos y posesión de narcóticos con intención de distribuirlos en ese país. Durante la primera audiencia de Ochoa ante los tribunales estadounidenses, el abogado José Quiñón (en la foto), dijo que comienza una larga batalla jurídica para demostrar su inocencia.

Aplazada audiencia de Bray

El 4 de octubre y no mañana, se definirá la suerte de Reginaldo Bray, principal implicado en el escándalo de Dragacol, y su posible envío de E.U. a Colombia. El caso de Dragacol significó una pérdida de 17 mil millones de pesos al país. La audiencia se aplazó por solicitud del abogado de Bray. El considerado como cerebro de la millonaria conciliación irregular está detenido en La Florida desde el 22 de julio.

Libertades por Foncolpuertos

Por la entrada en vigencia de los nuevos códigos, la Fiscalía tuvo que revocar en las últimas semanas cerca de 500 medidas de aseguramiento contra los implicados en la millonaria defraudación de Foncolpuertos que le costó a la Nación más de dos billones de pesos. La mayoría de implicados estaba procesado por falsedad pero con el nuevo código penal este delito es excarcelable.

El crimen de tres menores

El pasado 12 de noviembre aparecieron muertos tres menores de edad en una vivienda de Soacha (Cundinamarca). Horas más tarde quedó detenido su padre José Aldemar Clavijo, sindicado de ser el autor del múltiple crimen. Ahora, la misma Fiscalía solicitó en la etapa de juicio absolver a este hombre al considerar que no hay pruebas suficientes para condenarlo. El juez decidirá en los próximos días.

PLEITO / CÁMARA DE COMERCIO ADMITE DEMANDA

Round para Bancolombia

El banco llevará a un Tribunal de Arbitramento las reclamaciones que, por más de 140 mil millones de pesos, les está haciendo a los antiguos dueños de la entidad: la familia Gilinski.


Banco de Colombia

BANCOLOMBIA Y GILINSKI tienen oportunidad de llegar a un acuerdo prearbitral, de lo contrario, el Tribunal seguirá su curso. Archivo EL TIEMPO

Después de diez meses de trámites, tutelas, impedimentos y revocatorias la Cámara de Comercio de Bogotá admitió la convocatoria a un Tribunal de Arbitramento para que allí se dirima la disputa que enfrenta al Sindicato Antioqueño y el banquero Jaime Gilinski, por la compra-venta del Banco de Colombia.

La convocatoria al Tribunal fue *solicitada por Bancolombia* –cuyo principal accionista es el Sindicato Antioqueño– argumentando que, a la hora de adquirir el banco, los Gilinski –entonces dueños de la entidad– ocultaron en la contabilidad pasivos (contingencias) importantes.

En la demanda, estimada en cerca de 140 mil millones de pesos, Bancolombia exige que se haga efectivo el cobro de la garantía que Gilinski y el banco Lloyds Trust suscribieron para cubrir esas contingencias cuando el Banco Industrial Colombiano (BIC) –de propiedad del Sindicato– adquirió el Bancolombia.

En junio pasado los apoderados de Gilinski lograron que el juzgado 31 Civil del Circuito de Bogotá revocara una orden que obligaba al banquero a aportar 25 millones de dólares al fondo creado para atender las contingencias.

Ahora, el tema se debatirá en la Cámara de Comercio, que el pasado 4 de septiembre y luego de corregir un error de trámite, admitió la convocatoria del Tribunal.

Inicialmente, el Arbitramento fue frenado por orden de la Fiscalía, que acogió el argumento del abogado Antonio José Cancino, apoderado de Gilinski, en el sentido de que la Cámara no podía darle curso al Tribunal porque ya estaba en trámite un proceso en una corte de E.U.; sin embargo el Tribunal Superior de Bogotá y luego la Corte Suprema de Justicia echaron atrás la medida y ordenaron, además, que se investigara al fiscal 169 seccional que tomó la decisión y al abogado Cancino.

Bancolombia y Gilinski se han acusado mutuamente de autopréstamos, falsedad documental, evasión de obligaciones y, hasta de juego sucio.

Un vocero de la familia Gilinski aseguró que "no puede haber Tribunal de Arbitramento porque hay en curso una acción penal instaurada por Gilinski contra el Bancolombia en la que, incluso, el presidente de la entidad ya fue llamado a indagatoria".

Agregó que, paralelo a este proceso, la Fiscalía aceptó una demanda civil por daños y perjuicios en la que admite que el banco sea un solidario responsable.

El vocero añadió que los funcionarios de la Cámara que aceptaron la convocatoria del Tribunal podrían estar incursos en un prevaricato.

JUEZ

40 años para 'Grannobles'

Un juez especializado de Cúcuta sentenció ayer a 40 años de prisión a Germán Suárez Briceño, 'Grannobles', hermano del 'Mono Jojoy', jefe militar de las Farc, como responsable del crimen de los indigenistas estadounidenses Terence Freitas, Ingrid Washinawatak y Larry Gay Laheenae.

Los extranjeros, que trabajaban con la comunidad indígena U'wa, fueron secuestrados por las Farc el 25 de febrero de 1999 en Arauca. Sus cadáveres aparecieron una semana después, el 4 de marzo del mismo año, *en territorio venezolano*, a pocos metros de la frontera con Colombia.

Aunque 'Grannobles' es hoy prófugo, la condena por homicidio agravado en su contra puede tener implicaciones cuando el proceso de negociación del Gobierno con el grupo guerrillero avance y se piense en una eventual amnistía.

El juez impuso la misma condena a Gustavo Bocota Aguablanca, 'Tibisu', miembro de las Farc que participó en las muertes.

Testimonios recogidos por la Fiscalía señalan que las Farc consideraban a los extranjeros como infiltrados de la CIA que buscaban hacer trabajos de inteligencia en la zona de Arauca.

Por estos mismos hechos la *Fiscalía investiga a* 'El Mono Jojoy'. Miembros del FBI están recopilando pruebas en contra de los miembros de las Farc que participaron en los hechos para seguir en su contra un proceso judicial en ese país.

FALLO / CONCEDEN UN MES DE PLAZO AL PRESIDENTE PASTRANA

El pasado 12 de noviembre aparecieron muertos tres menores de edad en una vivienda de Soacha (Cundinamarca). Horas más tarde quedó detenido su padre José Aldemar Clavijo, sindicado de ser el autor del múltiple crimen. Ahora, la misma Fiscalía solicitó en la etapa de juicio absolver a este hombre al considerar que no hay pruebas suficientes para condenarlo. El juez decidirá en los próximos días.

Incautan máquinas de coser



Felipe Caicedo / EL TIEMPO

El Cuerpo Técnico de la Fiscalía incautó 175 máquinas de coser que habían ingresado de contrabando al país. El cargamento, avaluado en 60 millones de pesos, fue incautado en una bodega en el occidente de Bogotá. También se decomisaron repuestos para estas máquinas que al parecer eran elaboradas en China, traídas ilegalmente al país y vendidas como originales. Una persona está detenida.

Montoya pagaría tres años

El actor colombiano Luis Fernando Montoya, detenido en Miami (E.U.) en mayo pasado, se declaró ayer culpable de contrabando de drogas. Montoya, de 43 años, aceptó su culpabilidad por tratar de ingresar a E.U. 1,1 kilos de heroína que llevaba en el estómago en 100 pequeños envoltorios de látex y cuyo valor en el mercado podría haber llegado a 80.000 dólares. Su abogado de oficio, Omar Malone, dijo que el juez del caso retiró dos de los tres cargos que pesaban contra el actor y sólo pagaría tres años de cárcel.

En junio pasado los apoderados de Gilinski lograron que el juzgado 31 Civil del Circuito de Bogotá revocara una orden que obligaba al banquero a aportar 25 millones de dólares al fondo creado para atender [...] ticia echaron atrás la medida y ordenaron, además, que se investigara al fiscal 169 seccional que tomó la decisión y al abogado Cancino.

Bancolombia y Gilinski se [...]

El vocero añadió que los funcionarios de la Cámara que aceptaron la convocatoria del Tribunal podrían estar incursos en un prevaricato.

FBI están recopilando pruebas en contra de los miembros de las Farc que participaron en los hechos para seguir en su contra un proceso judicial en ese país.



FALLO / CONCEDEN UN MES DE PLAZO AL PRESIDENTE PASTRANA

Tutela asigna batallón a desplazados

J.J. PINILLA
Redactor El Tiempo

En un fallo sin precedentes, la justicia colombiana ordenó al presidente de la República, Andrés Pastrana Arango, asignar un destacamento militar para garantizar el regreso y seguridad permanente de un grupo de 300 desplazados en el Urabá.

Una decisión de tutela del Tribunal Administrativo de Cundinamarca determinó que el Gobierno debe proteger la vida, tranquilidad y salud de un grupo de campesinos de la comunidad negra que reside en la cuenca del río Cacarica (Urabá chocoano).

Esas familias fueron desplazadas por los grupos paramilitares en 1997 y luego de numerosas peticiones sobre garantías para el regreso a sus parcelas, el Estado a través de la Red de Solidaridad, implementó los mecanismos para que las personas iniciaran el retorno a mediados de 1998.

Sin embargo, la presión ejercida por las Autodefensas Unidas de Colombia e incursiones en marzo de este año a la comunidad de Cacarica, obligó a muchos de sus residentes a salir apresuradamente de sus sitios para evitar que los asesinaran.

Por eso, apelaron a la tutela para pedir del Gobierno garantías reales que les permita volver al Urabá sin que pongan en riesgo sus vidas.

Ayer, el Tribunal Administrativo de Cundinamarca le dio la razón a las 300 familias y ordenó no sólo al Presidente, sino a los ministros del Interior y Defensa, Armando Estrada Villa y Gustavo Bell, respectivamente, asignar, en los próximos 30 días, un contingente militar para cuidar a las personas que viven en la región del Cacarica.

"Deben permanecer en la zona a fin de garantizar la seguridad y prestar atención sicológica a ellos y sus familias", dice uno de los apartes de la sentencia redactada por la magistrada Beatriz Martínez Quintero.

En Colombia, según las ONG y el Gobierno, hay entre 800 mil y dos millones de desplazados que han salido de sus tierras por las presiones de los grupos armados.



NO DEJE QUE
LAS NOTICIAS
LO TRASNOCHEN.
CM& 9:30 PM
CANAL UNO



SONY
Ciencia & Mercadeo

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

9.616 millones de dólares, saldo de las reservas internacionales a agosto del 2001.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	$ 2.320,09	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual			Pesos por	Compra	Venta
Casa de cambio (c)	$ 2.110,00	Hoy	0,71	Hoy	28,03	Hoy	1.002,37	DTF	12,05%	HOY $ 120,3250	Bolívar	3,11	3,21
Casa de cambio (v)	$ 2.170,00	Ayer	0,72	Ayer	27,58	Ayer	1.001,58	DTF Trimestre anticipado	11,23%	MAÑANA $ 120,3293	Dólar (Ecuador)		$ 2.320,09
								TBS Efectivo anual (Bancos a 90 días)	11,78%		Peso mexicano		$ 251,03

Crecimiento de 2,7 por ciento

La Asociación Nacional de Instituciones Financieras (Anif) corrigió su proyección de crecimiento de la industria este año, en virtud del deterioro, el cual "nunca creímos que sería tan pronunciado". Anif consideró que la proyección del 4,2 por ciento, que debió ser modificada a 3,5 por ciento hace pocas semanas, tiene que ser nuevamente reducida, esta vez a 2,7 por ciento.

Línea de crédito del Bancoldex

Condiciones de la línea de crédito

Monto total	$ 32.000 millones
Tasa de redescuento	IPC más 2 puntos
Financiación individual	$ 200 millones
Financiación colectiva	$ 500 millones

Fuente: Bancoldex.

Para promover proyectos empresariales y de desarrollo tecnológico ejecutados por empresas exportadoras, el Banco de Comercio Exterior, Bancoldex, abrió una línea de crédito hasta por 32.000 millones de pesos. Para esta línea de crédito se considerarán como empresas potencialmente exportadoras aquellas que tengan una experiencia de por lo menos 5 años en el mercado nacional.

Reacciona empleo industrial

El ministro de Desarrollo Económico, Eduardo Pizano, destacó el repunte que ha tenido el empleo industrial este año, con un crecimiento del 1,82 por ciento, frente a una tasa negativa del 4,1 por ciento el año pasado. "Nuestra economía muestra signos de reactivación", afirmó Pizano y precisó que la producción industrial creció 3,5 por ciento en el primer semestre.

Crecen los CDT

Crecen CDT en bancos (%)


-3,6 Ago/00
May/01 4,8
Jul/01 12,3
Ago/01 14,1
Fuente: Anif.

Buscando una mejor rentabilidad para sus recursos los ahorradores colombianos están abriendo más certificados de depósito a término (CDT) en corporaciones financieras y bancos

VENEZUELA / LAS RESERVAS INTERNACIONALES SIGUEN CAYENDO

Temor por devaluación

Las decisiones que tome el vecino país afectan a Colombia teniendo en cuenta que Venezuela es nuestro segundo socio comercial.

ISMAEL MEDINA
Corresponsal de EL TIEMPO
CARACAS

La meta de devaluación que la autoridad monetaria se había fijado para este año está a punto de alcanzarse, cuando todavía faltan tres meses para finalizar el año 2001.

Los pronósticos del Banco Central de Venezuela, eran una meta de devaluación del 7 por ciento para este año, con lo cual la tasa de cambio terminaría en 746 bolívares por cada dólar, apenas tres bolívares por debajo de la meta que se fijó para todo el año.

El Banco Central de Venezuela estudia la posibilidad de abrir mesas de dinero como mecanismo para retirar liquidez en el corto plazo. El viernes pasado los operadores del mercado dijeron que la demanda de divisas llegó a 150 millones de dólares, tres veces más del promedio diario.

Varios analistas hablaron sobre el tema y dijeron que los anuncios y críticas del Presidente Hugo Chávez sobre la banca pusieron nervioso el mercado e hicieron disparar el precio del dólar, que en la última semana ha su- 3-3

Caída de las reservas internacionales
Millones de dólares


16.113
16.279
15.675
14.875
14.268
13.705
13.402
12.178
12.145
Ene 1/01
Feb 1/01
Mar 1/01
Abr 2/01
May 2/01
Jun 1/01
Jul 3/01
Ago 5/01
Sep 6/01
Fuente: Banco Central de Venezuela

COLOMBIA, ATENTA

Cualquier decisión que tome el país afecta a Colombia teniendo en cuenta que es nuestro segundo socio comercial. Una mayor devaluación haría más competitivas las exportaciones de Venezuela, debilitado las exportaciones colombianas sobre las cuales el Gobierno tiene sembradas las esperanzas de una recuperación económica.

El precio del dólar sigue al alza mientras que las reservas internacionales continúan drenándose y hoy llegan a 12.000 millones.

La devaluación se produce en momentos en que Venezuela alista restricciones a las importaciones entre ellas a varios productos procedentes de Colombia.

REFORMA

Vuelve y juega la plusvalía

Las comisiones económicas del Congreso tendrán que estudiar en

Crecen CDT en bancos (%)

Ago/00	-3,6
May/01	4,8
Jul/01	12,3
Ago/01	14,1

Fuente: Anif.

...rentabilidad para sus recursos los ahorradores colombianos están abriendo más certificados de depósito a término (CDT) en corporaciones financieras y bancos comerciales, entidades que han registrado un aumento del 21,5 y 14 por ciento, respectivamente en esta clase de títulos. Por el contrario, los CDT en los bancos hipotecarios están cayendo al 1,9 por ciento.

Motores a hidrógeno

En Dearborn, Michigan, la Ford Motor realiza pruebas con un vehículo de combustión interna de hidrógeno, considerado el combustible del futuro. El hidrógeno permite correrlo como un diesel, dijo Bob Natkin, técnico de esa compañía; al mismo tiempo, su similitud al motor de gasolina hace que su fabricación y operación sean parecidas, con un 25 a 30 por ciento de mayor eficiencia.

Préstamos para estudio

El Icetex aprobó 148 nuevos préstamos a profesionales colombianos para estudios en el exterior, cuyo monto total asciende a 1.148 millones de pesos. De los préstamos aprobados 103 corresponden a especializaciones o maestrías, 39 a capacitación en el idioma inglés y 6 a financiaciones del transporte. Para estudios en posgrado se prestan hasta 8.000 dólares y para perfeccionamiento de inglés hasta 4.000 dólares.

juega la plusvalía

Las comisiones económicas del Congreso tendrán que estudiar en los próximos días uno de los más amplios estatutos tributarios para municipios y departamentos, que compila no solo todos los gravámenes existentes actualmente en las regiones, y que propone extender a todo el país el cobro del alumbrado público o la participación en la plusvalía de los terrenos.

No solo el Gobierno salió en defensa del proyecto sino los propios alcaldes y gobernadores que señalaron que por fin se modernizará el recaudo tributario y se pondrá freno a la evasión. El director ejecutivo de la Federación Colombiana de Municipios, Gilberto Toro, dijo que con este proyecto los contribuyentes que pagan cumplidamente sus impuestos no deben temer porque no se les incrementarán las tarifas. Por el contrario, los primeros que protestarán serán los evasores.

Una de las propuestas es extender a todo el país el

3-3

Fin de la visita del FMI

Con un posible aumento en la meta de déficit fiscal, que para este año era de 2,8 por ciento, terminará esta semana la inspección de la misión del Fondo Monetario Internacional (FMI) a las cuentas colombianas. El mayor margen de maniobra en las finanzas estará ocasionado por la desaceleración de la economía que tendría un impacto en el recaudo de impuestos.

La misión, encabezada por el noruego Olav Gronlie, recomendó seguir adelante con las reformas.

Abogados de Inmigración ofrecen sus servicios en la ciudad de Bogotá.

El incremento en las exportaciones, un claro y audaz movimiento de cientos de ejecutivos Colombianos, esta haciendo de Colombia un mercado necesario para el Bufete Hackley & Serrone, Así lo comentó el abogado Robert A. Serrone, Fundador y Socio gestor de el Bufete de Abogados Hackley & Serrone. "La situación por la que está pasando Colombia, está ayudando a muchos ejecutivos, a tomar la decisión de buscar mercados estables y de mayor consumo fuera del País. El mercado de los Estados Unidos de América, con una población alrededor de siete veces mayor que el Colombiano, hacen de este país un objetivo comercial lógico y viable para los empresarios Colombianos".





Summer Hackley



Robert Serrone





Rodrigo Méndez, Keil Hackley y Andrés Isaza, recibiendo la placa de afiliado de Hackley &Serrone.

Keil Hackley, abogada de inmigración con mas de 14 años de experiencia en el ramo, dedicada durante toda su carrera en el área de inmigración, en practica privada y publica como sub-directora de INS en Miami (INS Deputy District Council) comentó: "Un porcentaje importante de nuestros clientes Colombianos, son empresarios, comerciantes y distribuidores. Cada uno de ellos ha encontrado un mercado lucrativo para sus productos o servicios en los Estados Unidos, que complementa y enriquece su negocio en Colombia. Al mismo tiempo, este le a proporcionado a nuestros clientes una seguridad financiera para invertir sus utilidades en la economía Estadounidense. Nosotros le proporcionamos la asesoría y el servicio que requieren en lo correspondiente a sus Visas".

Debido al alto volumen de Clientes Colombianos, Hackley & Serrone, a asentado su presencia en Bogota y Barranquilla. Hackley & Serrone, quien en la actualidad atiende clientes de mas de 32 países, ha escogido como afiliado en Bogota, a el Bufete de abogados MENDEZ PARODI LACOUTURE & ABOGADOS ASOCIADOS. Un grupo de Abogados especializados en diversas áreas del Derecho bajo la dirección del Doctor RODRIGO MENDEZ LACOUTURE, quien cuenta con más de treinta y dos años de experiencia profesional en asesoramiento de empresas. Dentro de su grupo se encuentran abogados especializados en varias ramas del derecho entre ellas están las áreas Inmigración, civil, comercial, laboral, administrativo, tributario y penal.

Dentro de los planes de Hackley & Serrone para los próximos meses está él continuar ampliando estos servicios a otras ciudades importantes en el país, según lo informó el Abogado Rodrigo Méndez, quien agregó, "Tenemos presencia para nuestros clientes en Bogota y Barranquilla, estimando que antes de final de año se establezca en otras ciudades del país. En cada ciudad se encontraran estratégicamente localizados nuestros afiliados, para poder atender localmente a nuestros clientes". La labor del Bufete Hackley & Serrone junto con sus afiliados, consiste en proporcionarle una visión completa de las opciones que están disponibles, para efectos de mantener un estatus migratorio acorde con la actividad y de la misma manera, asesorarlo desde el punto de vista Tributario para que tenga claro el manejo Fiscal que implica para ambos países. El abogado Andrés Isaza comenta, "Expandir las fronteras comerciales conlleva a un planeamiento de tipo fiscal que podría representar ventajas económicas para el empresario, siempre que se obtenga la visión y asesoría de personas o entidades con la experiencia para guiarlos hacia el camino correcto y más ventajoso".

Del Bufete MENDEZ PARODI LACOUTURE & ABOGADOS ASOCIADOS, manejan el tema de inmigración los Abogados Rodrigo Méndez Parodi y Andrés Isaza Ardila. EL Dr. Méndez Parodi Abogado, graduado de la Universidad Javeriana en 1993, con especialización en Derecho de Familia y Laboral, con cursos y diplomados en Conflict Management Group. de Harvard University, en International Business Law - U.S. and Colombian Legal Systems- de American University y Finanzas de la Escuela de Administración de Negocios EAN. Es Asesor externo de entidades públicas y consultor de las agencias de Naciones Unidas en Colombia. El Dr. ANDRES ISAZA ARDILA egresado de la Universidad Javeriana en 1998. Con conocimiento y práctica en las áreas del Derecho Penal y Civil. Particular interés en materia de responsabilidad Civil y libertad de información. Experiencia en litigio profesional, conciliaciones extrajudiciales y asesoria en materia de libertad de información.

"Existen una variedad de visas tan amplia como letras en el abecedario, las concernientes a este modelo de trabajo son generalmente la L (Transferencia entre compañías), la H (empleado calificado), la E (Inversionista) y el estatus de Residente Legal Permanente, mas conocido en la jerga popular como Green Card", según comenta la abogada Summer Hackley, "Una de las visas mas utilizadas por los empleados calificados es la H, personas graduadas de la universidad con una carrera certificable, es un candidato para este tipo de visa, siempre que exista una empresa que requiera de sus servicios. Con lo que nos encontramos a diario es que el nivel académico de muchas universidades Colombianas sientan una buenas bases y hacen del Universitario un empleado cotizado en empresas con sedes en Los Estados Unidos.". Las leyes de los Estados Unidos permiten a sus empresarios la búsqueda y adquisición de recurso Humano calificado de diversas maneras. "En Hackley & Serrone guiamos para que las leyes vigentes de inmigración trabajen en beneficio de nuestros clientes; y a través de planeación estratégica en estos temas de inmigración", comento la Abogada Summer.

Dra. Keil Hackley, Socia de la firma, tiene como logros destacables su labor como Sub-directora del Distrito de la florida para el Servicio de Inmigración y Naturalización. En esa capacidad, la abogada Hackley dirigió la consejería jurídica interna, para lo cual contaba con sesenta y cinco abogados a su cargo. De la misma manera, Keil proporcionó asesoria jurídica al Director de Distrito y a su personal ejecutivo. Antes de conformar el Bufete Hackley & Serrone, P.A., Keil era socia gestora de dos firmas de Abogados de Inmigración en la ciudad de Washington, D.C., especializadas en visas de trabajo y luego en la ciudad de Miami, socia de una firma especializada en casos complejos de inmigración. Como parte de su enriquecedora experiencia, la abogada Hackley ha representado una amplia variedad de clientes incluyendo ejecutivos, gerentes y empleados de Corporaciones Internacionales, profesores y empleados de excelentes universidades, al igual que artistas, escritores y médicos de los mejores hospitales y consultorios privados. Su experiencia es reconocida ampliamente por sus colegas y la comunidad en general, y la comparte con sus colegas hablando en numerosas ocasiones a la Asociación Americana de Abogados de Inmigración.

Keil desempeña un rol activo en numerosos grupos de negocios sirviendo como Vicepresidente de la Alianza Internacional de Negocios del Área de Weston, miembro del consejo del Club Rotario de Weston; y miembro de la Cámara de Comercio del área de Weston y de Plantation.

El socio Abogado Robert A. Serrone, maneja el área de consulta de negocios. Él asiste a aquellos clientes que desean conformar su propia compañía o comprar una compañía ya existente en los Estados Unidos. El abogado Serrone reconoce que muchos de los clientes pueden requerir un soporte de negocios adicional en conjunto con la obtención de la visa de los Estados Unidos. Debido a su amplia experiencia, estamos en capacidad de manejar trabajo de manera que nuestros clientes puedan tener todas sus necesidades satisfechas bajo un mismo techo.

Para información adicional, consulte el Website www.HackleySerrone.com, o envíe su correo electrónico a visas-@HackleySerrone.com o solicitela a las oficinas de Hackley & Serrone: en Colombia 9800-114994, en Miami 305.371.6990 y en Fort Lauderdale 954.349.4994

EL TIEMPO
LUNES 10 DE SEPTIEMBRE DE 2001

3

ECONÓMICAS

NEGOCIOS, SIN CUENTAS ALEGRES

Abrirse paso en E.U. exige un plan de negocios, producción adecuada y financiación. 3-3

COMPUTADORES

'EL NEGOCIO DEL SIGLO' COMIENZA

Las reacciones del mercado a la compra de Compaq, por parte de HP, no se hicieron esperar. 3-7



Ilustración: Carlos Morales / EL TIEMPO

COMUNICACIONES / EL NUEVO MORSE

Mañas para ahorrar en celular

COMPUTADORES

IGOR GALO *
Especial para EL TIEMPO

Aunque las tarifas de telefonía celular disminuyen año tras año en Europa, parece que los consumidores siguen considerándolas demasiado altas. Al menos esto se deduce de los trucos y estrategias que los usuarios han desarrollado para usar sus equipos con el menor gasto posible.

Las compañías celulares europeas han detectado un creciente uso irregular del teléfono móvil, que consiste en comunicarse a través de códigos de timbres. Esto se puede notar en el aumento del número de comunicaciones no terminadas, es decir, aquellas llamadas emitidas pero que son abortadas antes de que el receptor conteste.

Así, un timbrazo puede significar "baja, ya llegué"; dos timbrazos, "llego tarde", etcétera. Cada colectivo utiliza su propio código. Como en Europa la comunicación se cobra una vez que ambas partes hablan efectivamente (no desde la transmisión de la señal), este tipo de comunicaciones suponen pérdidas millonarias cada año.

Tan sólo en España, los tres operadores celulares facturan 3.250 millones de dólares anuales. La cifra se multiplica por más de diez para todo el mercado de la Unión Europea. Las compañías calculan que pierden el equivalente al uno por ciento de esos ingresos por la comunicación a través de timbrazos

INVERSIÓN / COLOMBIA, SEGUNDO PRODUCTOR DE MORA EN EL MUNDO

Una cosecha muy jugosa

La mora se convirtió en una salvación para los campesinos del Eje Cafetero. Jugos Hit compra las cosechas y los agricultores han vuelto a ganar.

ECONÓMICAS

TEXTOS Y FOTO: ENRIQUE PATIÑO
Redactor de EL TIEMPO

Alexander Cardona tiene las manos heridas como si hubiera jugado a arañarse con un gato. Pero no se debe a un travieso juego suyo. Los rasguños que le cruzan las manos se los ganó recolectando las moras de su cultivo en Santa Rosa de Cabal, Risaralda.

Más de 550 familias de la región –cerca de 2.500 personas– trabajan desde hace tres años con las espinas del cultivo de la mora y conservan además con devoción en sus casas una lámina del proceso de maduración de la fruta como si fuera el santo del hogar. Lo invocan a diario para que les ayude en la cosecha. Hacen bien en ponerlo a la vista. De manejar bajísimos medios de producción y perder la mitad de las cosechas, los agricultores de Caldas, Risaralda y Santander convirtieron de la noche a la

LOS CULTIVOS DE MORA se han convertido en la salvación para muchas familias del Eje Cafetero que quedaron arruinadas tras la caída del precio del grano.

ñía, recuerda Francisco Piña, vicepresidente de Postobón. La decisión de invertir en el agro nacional se tomó el mismo año del lanzamiento del producto. La Federación Nacional de Cafeteros, Jugos Hit, el Sena, Corpoica, la Universidad Tecnológica de Pereira y las Umatas locales invirtieron dinero y recursos para capacitar a los campesinos en el cultivo.

A MERCAR DE CONTADO

Las 3.000 toneladas de mora que utiliza Hit al año –empresa con el 40 por ciento de la participación en el mercado de los jugos–, son producidas ahora con pulpa 100 por ciento nacional.

café en el Eje Cafetero, los campesinos de la mora abren un nuevo panorama. Álvaro Gómez, líder de la comunidad de Santuario, saca cuentas. "Ganamos más o menos

señal), este tipo de comunicaciones suponen pérdidas millonarias cada año.

Tan sólo en España, los tres operadores celulares facturan 3.250 millones de dólares anuales. La cifra se multiplica por más de diez para todo el mercado de la Unión Europea. Las compañías calculan que pierden el equivalente al uno por ciento de esos ingresos por la comunicación a través de timbrazos sin completar la llamada, y por lo tanto sin pagarla.

¿Cómo lo evitan?

Entre todos los usuarios de la telefonía móvil (más de 200 millones en Europa), los jóvenes son quienes más recurren a estos trucos para reducir su factura telefónica. Sin embargo, no son los únicos. Algunas empresas de seguridad y vigilancia utilizan este sistema para que sus empleados reporten a la central la existencia o no de problemas en su turno, recorrido o zona de vigilancia.

Este empleo de la red de telefonía móvil no es un fraude, pero sí un gran problema: los usuarios utilizan y saturan la red, pero no pagan por este uso. Esto es algo a lo que las telefonicas celulares no están dispuestas después de haber invertido millones de dólares en el despliegue de sus servicios. Otra opción que se baraja es el cobro del identificador de llamadas –actualmente gratuito en Europa para todos los celulares GSM (sistema global de comunicaciones móviles, por su sigla en inglés)–, para al menos recuperar parte del dinero perdido.

* PERIODISTAS INFORMÁTICO ESPAÑOL,
COLABORADOR DE MEDIOS INTERNACIONALES.

ra el santo del hogar. Lo invocan a diario para que les ayude en la cosecha. Hacen bien en ponerlo a la vista. De manejar bajísimos promedios de producción y perder la mitad de las cosechas, los agricultores de Caldas, Risaralda y Santander convirtieron de la noche a la mañana a *Colombia en el segundo* productor de mora en el mundo con 54.000 toneladas anuales, detrás de Alemania, con 83.000 toneladas.

La idea fue de Jugos Hit. En 1997, la casi totalidad de la pulpa de fruta para sus jugos se traía de países vecinos. Eso le pareció desde el principio un absurdo a la compa-

se tomó el mismo año del lanzamiento del producto. La Federación Nacional de Cafeteros, Jugos Hit, el Sena, Corpoica, la Universidad Tecnológica de Pereira y las Umatas locales invirtieron dinero y recursos para capacitar a los campesinos en el cultivo.

Y el proyecto resultó. En Risaralda, los municipios de Apía, Santuario y Santa Rosa producían un promedio de 3 a 4 toneladas anuales. En la actualidad, manejan promedios de 10 a 12 toneladas por hectárea al año. En Piedecuesta (Santander), 830 campesinos producen en total 900 toneladas anuales.

Las 3.000 toneladas de mora que utiliza Hit al año –empresa con el 40 por ciento de la participación en el mercado de los jugos–, son producidas ahora con pulpa 100 por ciento nacional.

Édgar Chamorro, líder de la comunidad de Santa Rosa, explica el cambio más significativo para los campesinos: "Somos los únicos que mercamos ahora de contado", dice. Y es cierto. Frente al descalabro del café en el Eje Cafetero, los campesinos de la mora abren un nuevo panorama. Álvaro Gómez, líder de la comunidad de Santuario, saca cuentas. "Ganamos más o menos un millón y medio de pesos mensuales e invertimos 500 mil en mano de obra. Nos queda un millón neto de ganancias".

El proyecto les compra la fruta a un precio de 1.200 pesos el kilo, superior a los 900 pesos que se paga en el mercado.



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ECONÓMICAS

CIFRA DEL DÍA

51%, creció la producción de café en agosto con 660.000 sacos de 60 kilos cosechados, según Federacafé.

DÓLAR

Tasa representativa del mercado	▲ $ 2.317,02
Casa de cambio (c)	▶ $ 2.110,00
Casa de cambio (v)	▶ $ 2.150,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,72
Ayer	0,73

PETRÓLEO — Dólares por barril

Hoy	27,58
Ayer	26,95

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	1.001,58
Ayer	992,89

INTERÉS — Efectivo anual

DTF	12,07%
DTF Trimestre anticipado	11,23%
TBS Efectivo anual Bancos a 90 días	12,16%

UVR

HOY	$ 120,3122
MAÑANA	$ 120,3165

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,11	3,21
Dólar (Ecuador)		$ 2.317,02
Peso mexicano		$ 250,58

Dólar, otra vez al alza

La revaluación del peso, que se había presentado durante varias semanas, se echó hacia atrás ante el incremento en el precio de la divisa, que ayer subió a 2.317 pesos, en el mercado interbancario. En los últimos días el dólar ha subido cerca de 30 pesos, debido en gran parte a la incertidumbre de los inversionistas frente a la suerte de reformas clave para las finanzas públicas como la de pensiones, que será presentada al Congreso después de un proceso de concertación.

Salió el Allegro 2002


Mazda
Allegro

Mazda puso en sus concesionarias las primeras 300 unidades del nuevo Allegro 2002, que promociona como un carro "cómodo, elegante y funcional", con dos versiones en sedán y dos en hatchback. De cinco velocidades y motor de cuatro cilindros, posee doble airbag delantero, exploradoras, sistema antiimpacto y de respuesta rápida y excelente agarre en las curvas. Viene en siete colores.

Acabar privilegios tributarios

El Contralor General, Carlos Ossa, cuestionó la estructura tributaria del país al denunciar que existen grupos empresariales y grandes propietarios que se han especializado en defender sus privilegios en impuestos haciendo lobby en el Congreso o ante el Gobierno. Dijo que mientras los gastos pasaron en la última década de 16 a 19 por ciento del PIB los ingresos tributarios pasaron de 9,6 a 11,5 por ciento. Esta brecha está siendo cubierta con mayor

EEUU / 'COLOMBIA DEBE ATRAER MÁS INVERSIÓN EXTRANJERA'

US$ 4.500 millones han salido de Colombia

Estados Unidos destacó las reformas económicas recientes y previó en dos años una situación próspera. Satisfacción por los logros del Plan Colombia.

"Lo peor de los problemas económicos en Colombia ya pasó", afirmó ayer ante empresarios colombianos y de La Florida, Estados Unidos, la embajadora de este país Anne Patterson, aunque lamentó que se hayan salido unos 4.500 millones de dólares.

Aseguró que la fuga de capitales de Colombia ocurrió en los últimos tres años, en gran parte hacia su país, y es tres veces mayor que la inversión de Estados Unidos en el Plan Colombia, cuyo costo se estima en 7.500 millones de dólares.

Patterson destacó que el Gobierno "ha logrado obrar valientemente para promover las reformas económicas necesarias", pero al mismo tiempo lamentó que el índice de desempleo sigue siendo "demasiado alto".

De acuerdo con su evaluación, Colombia hará un gran progreso en su situación eco-



ANNE PATTERSON, embajadora de Estados Unidos.

manera, se reduciría de manera significativa el desem-

bia, la embajadora estadounidense se declaró "muy contenta" por los resultados en la erradicación de cultivos ilícitos, la interdicción de naves dedicadas al narcotráfico y "en interrumpir las ganancias ilegales que recibían la guerrilla y los paramilitares".

La diplomática consideró importante que cuando algunos congresistas norteamericanos deciden visitar a Colombia, para evaluar el progreso del Plan Colombia, "es importante que se puedan reunir con empresarios colombianos que se han quedado e invertido, porque los visitantes necesitan saber que

VISAS Y TPS

La embajadora de Estados Unidos dejó en claro que los problemas de inmigrantes ilegales a su país han obligado a extremar los requisitos para el otorgamiento de visas. Solamente un 30 por ciento de quienes la solicitan, la obtienen.

"La Sección Consular está tan abrumada, que actualmente hay una espera de más de un año para la cita de la entrevista consular", dijo.

Patterson admitió que su embajada no ha hecho lo suficiente para aclarar los riesgos de quedarse ilegalmente en su país, pero prometió que se va a mejorar en este aspecto, pues se trata de un asunto que puede tener consecuencias a largo para las personas sorprendidas en situación irregular.

Sobre el Temporal Protection Status (Estatuto de protección temporal, TPS) para colombianos en Estados Unidos, recordó que todavía no hay una decisión. "Muchos colombianos no entienden qué es el TPS, creen que es una amnistía o un asilo, pero al vencer el TPS, ya no tendrían la posibilidad de quedarse en Estados Unidos", explicó.

PROYECTO

Vuelco en impuestos regionales

La fusión de impuestos como el de industria y comercio con el de tableros y avisos, el cambio en la base gravable para calcular el impuesto predial y los impuestos al consumo de licores y cigarrillos son algunos de los cambios que introducirá el Gobierno al régimen tributario de los 1096 municipios y 32 departamentos colombianos.

La propuesta está incluida en el proyecto de Estatuto de Ingresos Territoriales que ayer radicó el ministro de Hacienda (encargado), Federico Rengifo ante la Cámara de Representantes y que contiene 435 artículos.

Los artículos más importantes son:

- Se fusionan los impuestos de industria y comercio con el de avisos y tableros.

- Se fusiona el impuesto predial con el de la sobretasa ambiental y el de degüello de ganado mayor y menor.

- Se suprimen los impuestos de cascajo y arena, pesas y medidas y uno de espectáculos públicos.

-Freno a la emisión indiscriminada de estampillas.

Se proponen cambios radicales al impuesto predial ya que su actualización no se haría con base en la inflación si-

estructura tributaria del país al denunciar que existen grupos empresariales y grandes propietarios que se han especializado en defender sus privilegios en impuestos haciendo lobby en el Congreso o ante el Gobierno. Dijo que mientras los gastos pasaron en la última década de 16 a 19 por ciento del PIB los ingresos tributarios pasaron de 9,6 a 11,5 por ciento. Esta brecha está siendo cubierta con mayor endeudamiento interno y externo.

Tarjetas prepago para Internet

La empresa Colomsat presentó ayer la tarjeta prepago de acceso a Internet como una estrategia encaminada a la masificación del servicio. La tarjeta permite la conexión a Internet por línea telefónica sin contratos, sin cargos fijos y sin sanciones por retiro anticipado. La NetCard estará disponible en denominaciones de 5.000, 10.000, 20.000 y 40.000 pesos. El costo de conexión es de 800 pesos por hora. Con la adquisición de las tarjetas los cibernautas recibirán soporte técnico las 24 horas.

las reformas económicas necesarias", pero al mismo tiempo lamentó que el índice de desempleo sigue siendo "demasiado alto".

De acuerdo con su evaluación, Colombia hará un gran progreso en su situación económica y en la seguridad. En consecuencia, Estados Unidos invertirá sumas importantes, con el tercer programa de asistencia regional Andina, que podrían superar los 1.500 millones de dólares.

Para que Colombia tenga este resultado exitoso, Patterson recomendó hacer mayores esfuerzos para atraer "mucha inversión, tanto de Estados Unidos como de los propios colombianos". De esta



ANNE PATTERSON, embajadora de Estados Unidos.

manera, se reduciría de manera significativa el desempleo y la recuperación económica se haría sostenible.

La recuperación, por ahora, se está dando particularmente en compañías dedicadas a las exportaciones. Añadió que ella y sus colegas están tratando de persuadir a los inversionistas estadounidenses para que aprovechen el momento e inviertan en Colombia, ya que "los riesgos son manejables".

Al referirse al Plan Colombia dijo que los empresarios estadounidenses que deciden visitar a Colombia, para evaluar el progreso del Plan Colombia, "es importante que se puedan reunir con empresarios colombianos que se han quedado e invertido, porque los visitantes necesitan saber que Estados Unidos está ayudando a una comunidad empresarial próspera".

"Creo –añadió– que el Plan Colombia mejorará dramática y rápidamente la situación de inseguridad, pero los colombianos deben invertir en su propio país, para que el Plan Colombia, o cualquier recuperación, tenga éxito", insistió.

culos públicos.

-Freno a la emisión indiscriminada de estampillas.

Se proponen cambios radicales al impuesto predial ya que su actualización no se haría con base en la inflación sino según las condiciones de mercado de la tierra. En los impuestos para los departamentos establecen la base gravable del impuesto al consumo de licores según los grados de alcohol y en el impuesto al consumo de cigarrillos se unifica la base gravable utilizando como referencia el precio de venta al detal

ENERGIA / GIRAN ÚLTIMOS 24 MIL MILLONES DE PESOS

Se ponen al día en subsidios

El Gobierno escuchó las quejas de las electrificadoras *sobre la demora* en el giro de los subsidios de energía y ayer anunció que se completó el pago de los 126 mil millones del 2001.

El ministro de Minas y Energía, Ramiro Valencia informó que se puso al día con las empresas al girarse el pago de los últimos 24 mil millones de pesos correspondientes a los recursos que por ley debe entregarle a las empresas de energía para subsidiar el servicio en los estratos más pobres de la población.

El *ministro* Valencia dijo que de esta forma se disminuían las posibilidades de un apagón pero recordó que los montos más abultados de la deuda corresponden a las obligaciones que tienen los municipios y departamentos.

Por esta razón hizo un llamado a los alcaldes y gobernadores, así como a las entidades oficiales que tienen cuentas pendientes con las distribuidoras para que cancelen las deudas. También dijo que pedirá a los organismos de control que investiguen porque los mandatarios locales no han apropiado los recursos correspondientes.

A diciembre del 2000, la cartera vencida total de los usuarios alcanzaba los 870 mil millones de pesos, de los cuales la cartera oficial ascendía a los 310 mil millones de pesos, según la Superservicios.

LA SEÑORA

† MARÍA ELISA ALBA DE PARADA

DESCANSÓ EN LA PAZ DEL SEÑOR

Sus hermanos María Alba de Contreras y su esposo Aristides Contreras, Ana Rita de Martínez, Juan Francisco Alba Morales y su esposa Ligia Rojas de Alba, Celina Alba de Morales y su esposo Luis Alberto Morales, Ana Doris Alba Morales, sus hijos Cilia *Parada de Pachón y Jorge Hernández Moreno, sus nietos, bisnietos, sobrinos y demás* familiares, invitan a las exequias que se efectuarán hoy viernes 7 de septiembre de 2001, a las 10:00 a.m., en la iglesia de la Porciúncula (calle 72 carrera 11), y luego acompañarlos al Parque Cementerio Jardines del Recuerdo (inhumación).

Velación: Sala No. 1, Capillas de la Fe, carrera 11 No. 69-11, Tels.: 3450188, 2481125.

Capillas de La Fe CORSERPARK

LA SEÑORA

† MARÍA ELISA ALBA DE PARADA

DESCANSÓ EN LA PAZ DEL SEÑOR

LOS SOCIOS Y EMPLEADOS DE LA VIALIDAD LTDA.

agradecen a sus amigos y relacionados la asistencia a las exequias que se efectuarán hoy viernes 7 de septiembre de 2001, a las 10:00 a.m., en la iglesia de la Porciúncula (calle 72 carrera 11), y luego acompañarlos al Parque Cementerio Jardines del Recuerdo (inhumación).

Velación: Sala No. 1, Capillas de la Fe, carrera 11 No. 69-11, Tels.: 3450188, 2481125.

Capillas de La Fe CORSERPARK

fedepalma

La Federación Nacional de Cultivadores de Palma de Aceite, su Junta Directiva, su Presidente Ejecutivo y sus funcionarios lamentan profundamente el fallecimiento del señor:

ALFONSO ESPINOSA RENTERÍA

A su esposa, hijos, familiares y allegados hacemos llegar las más sentidas condolencias, así como toda nuestra solidaridad y apoyo.

AVISO DE FUSIÓN

Los representantes legales de las sociedades Almacenes Éxito S.A. y Gran Cadena de Almacenes Colombianos S.A. *Cadenalco en cumplimiento de lo dispuesto* por el artículo 174 del Código de Comercio, se permiten informar al público en general y a los acreedores sociales en particular que:

1. Las Asambleas Extraordinarias de Accionistas de las sociedades ALMACENES ÉXITO S.A. y GRAN CADENA DE ALMACENES COLOMBIANOS S.A. CADENALCO S.A. en sendas reuniones celebradas el día 31 de agosto de 2001, aprobaron el compromiso de fusión por medio del cual ALMACENES ÉXITO S.A. absorberá a GRAN CADENA DE ALMACENES COLOMBIANOS S.A. CADENALCO S.A.
2. La sociedad ALMACENES ÉXITO S.A. tiene su domicilio principal en la ciudad de Envigado (Antioquia) y la sociedad GRAN CADENA DE ALMACENES COLOMBIANOS S.A. CADENALCO S.A. tiene su domicilio principal en a ciudad de Medellín (Antioquia).
3. Antes de la fusión, el capital suscrito y pagado de ALMACENES ÉXITO S.A. es de mil novecientos cuatro millones ciento treinta y dos mil setecientos setenta pesos ($ 1.904.132.770.00); *dividido en ciento noventa millones cuatrocientas* trece mil doscientas setenta y siete (190.413.277) acciones ordinarias de valor nominal de 10 pesos cada una y el de GRAN CADENA DE ALMACENES COLOMBIANOS S.A. CADENALCO S.A. es de tres mil doscientos sesenta y un millones trescientos doce mil novecientos sesenta pesos ($ 3.261.312.960.00) dividido en trescientas veintiséis millones ciento treinta y un mil doscientas noventa y seis (326.131.296) acciones, de valor nominal de diez pesos ($ 10) cada una, de las cuales doscientas noventa y siete millones doscientos sesenta y ocho mil ochocientas cincuenta y cinco (297.268.855) corresponden a acciones ordinarias y veintiocho millones ochocientas sesenta y dos mil cuatrocientas cuarenta y *uno (28.862.441) son acciones con dividendo preferencial* y sin derecho a voto.
4. Como consecuencia de la fusión, la sociedad absorbente ALMACENES ÉXITO S.A., incorporará a su patrimonio la totalidad de los activos y pasivos de la sociedad absorbida GRAN CADENA DE ALMACENES COLOMBIANOS S.A. CADENALCO S.A., la que se disolverá sin liquidarse, para fundir los patrimonios y los accionistas de ésta en aquella. Por consiguiente una vez se formalice la fusión, la sociedad ALMACENES ÉXITO S.A., adquirirá la totalidad de los bienes y derechos de la sociedad GRAN CADENA DE ALMACENES COLOMBIANOS S.A. CADENALCO S.A. y *asumirá todos* sus pasivos quedando obligada a asumir el pago de todos ellos.
5. Los Estados Financieros elaborados conforme a lo dispuesto por el Decreto 2649 de 1993, incluidos en el compromiso de fusión con corte a 31 de julio de 2001, contienen las siguientes cifras de activos, pasivos y patrimonio de las sociedades involucradas en el proceso de fusión, expresadas en millones de pesos colombianos.

	ACTIVOS	PASIVOS	PATRIMONIO
ALMACENES ÉXITO S.A.	1.494.931	301.566	1.193.365
CADENALCO S.A.	1.005.662	312.623	693.039

6. La relación de intercambio aprobada en las Asambleas de Accionistas como base para la fusión de las compañías está fundamentada principalmente en la metodología de valoración conocida como Flujo de Caja Descontado, la cual consiste en proyectar el flujo de caja libre generado por las operaciones de ambas compañías descontándolo a valor presente según una tasa de descuento apropiada. Adicionalmente se utilizaron los métodos conocidos como Múltiplos de *Compañías Públicas (sociedades que cotizan en bolsa) y Múltiplos de* Transacciones Privadas Similares. Estos dos últimos métodos se basan en la búsqueda de un múltiplo común de ciertas variables operativas que se repita a través de las valoraciones de mercado de compañías públicas y de los precios pagados en transacciones privadas y fueron utilizados únicamente para comparar sus resultados con los del primer método. La mencionada valoración fue realizada por la Firma de Banca de Inversión Salomon Smith Barney.
7. Como resultado de la valoración, Salomon Smith Barney dio unos rangos de relación de intercambio, en los cuales la máxima relación de intercambio fue de 5.3 acciones de GRAN CADENA DE ALMACENES COLOMBIANOS S.A. CADENALCO S.A., por una (1) acción de ALMACENES ÉXITO S.A., y la mínima relación de intercambio fue de 4.1 acciones de GRAN CADENA DE ALMACENES COLOMBIANOS S.A. CADENALCO S.A. por una (1) acción de ALMACENES ÉXITO S.A. La relación aprobada por las Asambleas, en virtud de la cual se intercambian cuatro punto siete (4.7) acciones ordinarias o acciones con dividendo preferencial y sin derecho a voto de GRAN CADENA DE ALMACENES COLOMBIANOS S.A. CADENALCO S.A. por una (1) acción ordinaria de ALMACENES ÉXITO S.A., se sitúa en el justo medio del rango:

$$\text{Relación de Intercambio} = \frac{4.1 + 5.3}{2} = 4.7$$

8. La sociedad absorbente una vez perfeccionada la fusión, tendrá las siguientes cifras de activos, pasivos y patrimonio, expresadas en millones de pesos colombianos, calculadas con base en los Estados Financieros a 31 de julio de 2001:

	ACTIVOS	PASIVOS	PATRIMONIO
ALMACENES ÉXITO S.A. FUSIONADA CON CADENALCO S.A.	2.123.142	613.326	1.509.816

9. De acuerdo con lo establecido en el artículo 175 del Código de Comercio, en concordancia con el artículo 5 de la Ley 222 de 1995, a partir de la fecha de publicación de este aviso y dentro de los (30) días siguientes a ella, los acreedores de las dos compañías podrán exigir las garantías de que tratan dichas normas.
10. *El presente aviso se firma por los representantes legales de las compañías participantes en* la fusión y por sus revisores fiscales, estos últimos como certificadores de las síntesis de la información explicativa de los métodos de evaluación y del intercambio de acciones.

GONZALO RESTREPO L.
Representante Legal
ALMACENES ÉXITO S.A.
(Firmado)

DARÍO JARAMILLO V.
Representante Legal
CADENALCO S.A.
(Firmado)

FRANCISCO E. VASCO
Revisor Fiscal
ALMACENES ÉXITO S.A.
Pricewaterhouse Coopers
(Firmado)

JORGE ELIÉCER MORENO U.
Revisor Fiscal
CADENALCO S.A.
Pricewaterhouse Coopers
(Firmado)

ECONÓMICAS

ACCIONES DE MAYOR MOVIMIENTO

Especie	PRECIO Anterior	PRECIO Cierre	VARIACIÓN	VARIACIÓN Porcentual	PRECIO Máximo	PRECIO Mínimo
BOLSA DE VALORES DE COLOMBIA						
BAVARIA	8,450.00	8,651.00	201.00	2.38%	8,651.00	8,650.00
CEMCARIBE	5,250.00	5,205.00	-45.00	-0.86%	5,205.00	5,200.00
VAL.BAVARIA	800.00	802.00	2.00	0.25%	802.00	800.00
SUR.INVERSIONES	1,110.00	1,110.00	0.00	0.00%	1,110.00	1,110.00
BANCOLOMBIA	1,079.00	1,079.00	0.00	0.00%	1,099.00	1,070.00
BANBOGOTA	4,249.00	4,200.00	-49.00	-1.15%	4,200.00	4,200.00
CORFINSURA	980.00	984.00	4.00	0.41%	987.00	987.00
CHOCOLATES	6,147.00	6,100.00	-47.00	-0.76%	6,100.00	6,100.00
COLTABACO	3,350.00	3,350.00	0.00	0.00%	3,350.00	3,349.00
TERPEL SUR	2,610.00	2,620.00	10.00	0.38%	2,620.00	2,620.00
VAL.SIMESA	760.00	760.00	0.00	0.00%	760.00	760.00
BANSANTANDER	788.00	711.00	-77.00	-9.77%	711.00	711.00
AVAL	142.00	142.00	0.00	0.00%	142.00	142.00
ISAPV	1,150.00	1,140.00	-10.00	-0.87%	1,140.00	1,140.00
CEMPAZRIO	1,325.00	1,330.00	5.00	0.38%	1,330.00	1,330.00
SOC.BOLIVAR	3,900.00	3,900.00	0.00	0.00%	3,900.00	3,900.00
NOEL	4,501.00	4,501.00	0.00	0.00%	4,501.00	4,501.00
GENERAR	350.00	350.00	0.00	0.00%	350.00	350.00

Fuente: BVC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia agosto-septiembre
991,14 — 1.001,58
24 27 28 29 30 31 03 04 05 06
Fuente: Bolsa de Bogotá

DOW JONES
Bolsa de Nueva York agosto-septiembre
10.423,10 — 9.840,84
24 27 28 29 30 31 03 04 05 06
Fuente: Bolsa de Medellín

NIKKEI
Bolsa de Tokio agosto-septiembre
11.166,31 — 10.650,33
24 27 28 29 30 31 03 04 05 06
Fuente: Bolsa de Occidente

FTSE 100
Bolsa de Londres agosto-septiembre
5.471,90 — 5.204,30
24 27 28 29 30 31 03 04 05 06
Fuente: Corredores Asociados

LOS MERCADOS

En el mundo

BOLSA DE NUEVA YORK

Los principales índices bursátiles estadounidenses ayer en sus niveles más bajos en cinco meses, cuando el índice compuesto de la bolsa electrónica Nasdaq cayó 3,03 por ciento y el Dow Jones, principal indicador de Wall Street, 1,92 por ciento.

El Nasdaq retrocedió 53,37 puntos a 1.705,64 puntos, su nivel más bajo desde el 4 de abril, y el Dow Jones perdió 192,43 puntos, finalizando a 9.840,84 puntos, cerrando por debajo de los 9.900 puntos por primera vez desde el 8 de abril.

El mercado bursátil retrocedió fuertemente bajo el efecto de la caída del título de Microsoft y de un derrumbe de la acción de Motorola.

PETRÓLEO

En Colombia

DÓLAR

Mercado cambiario
Septiembre 6 / 2001

Precio de apertura	$ 2.314,00
Precio promedio	$ 2.317,44
Precio cierre	$ 2.321,00
Precio mínimo	$ 2.313,60
Precio máximo	$ 2.323,00
No. Operaciones	305
Monto US$ millones	205,34

(*) millones
Fuente: Datatec, Banco de la República.

ACCIONES

La Bolsa de Valores de Colombia cerró la jornada con 1.058 millones de pesos transados y el índice IGBC aumento 0,87 por ciento hasta 1.001,58 puntos.

De las transacciones negociadas cinco subieron de precio, sobresalió Bavaria con 2,38 por ciento, para cerrar a 8.651 pesos, su mayor ni-

AGUA / EMPRESA COLOMBO HISPANA EMPEZÓ OBRAS

Ingeniería para los venezolanos

Una filial de la Triple A de Barranquilla desarrollará un contrato de 30 meses por US $75 millones con Hidrolago de Maracaibo.

Las dificultades por las que atraviesa la economía han hecho que muchas empresas enfoquen sus negocios en el exterior, ya sea mediante la exportación de productos o servicios.

En este proceso se encuentran las principales firmas de alimentos, bebidas, confecciones, cueros y textiles.

Ahora el turno es para las prestadoras de servicios públicos domiciliarios que están exportando su conocimiento y experiencia.

Este es el caso de la Sociedad de Acueducto, Alcantarillado y Aseo de Barranquilla S.A. (Triple A) que ha decidido iniciar un plan de expansión hacia el mercado venezolano donde entró a través de su filial AAA Servicios, empresa que a su vez creó una subsidiaria denominada AAA Servicios de Venezuela.

En ese país se firmó un contrato de gestión por 30 meses prorrogables por 75 millones de dólares con la compañía

FRANCISCO OLMOS, gerente de Triple A de Barranquilla.

Hidrolago de Maracaibo, mediante el cual la empresa hispano colombiana se encargará de la operación, mantenimiento, comercialización y transferencia de tecnología en los servicios de agua potable y saneamiento en el estado de Zulia.

El gerente de la empresa, Francisco Olmos, dijo que los trabajos se iniciaron el primero de agosto. En AAA Servicios de Venezuela, tiene participación el Grupo Empresarial Triple A y Técnicas Valencianas del Agua.

El estado de Zulia tiene una población de 3,5 millones de personas que duplica a la de Barranquilla y la cual tiene un ingreso per cápita 3 veces mayor a la de la capital del Atlántico, debido a que se encuentra en un área petrolera.

El reto es grande ya que a pesar de la aparente riqueza del estado, el rezago en cuanto a la prestación del servicio es considerable en los 21 municipios que lo componen.

"Los servicios en Venezuela tienen más problemas que en Colombia porque la gestión es menos modernizada", dijo Olmos a EL TIEMPO. A diferencia de lo que ocurre en Colombia, en Venezuela no hay inversión privada en el sector de agua, el cual está en cabeza de la empresa estatal Hidroven.

Según Olmos, se está constituyendo un grupo transnacional en Maracaibo para el desarrollo del contrato, el cual incluye a 20 ingenieros colombianos, así como profesionales españoles, cubanos, peruanos y argentinos.

De acuerdo con el cronograma, se espera que en los primeros 6 meses de gestión se le esté prestando el servicio de manera continuada durante las 24 horas del día al 20 por ciento de la población. Este porcentaje deberá aumentar a 40 por ciento al finalizar el primer año.

El plan de entrar a Venezuela hace parte del proceso de expansión que incluye República Dominicana y Ecuador.

MINHACIENDA

'Más ayuda y menos garrote'

El ministro de Hacienda, Juan Manuel Santos, demandó ayer de la comunidad financiera internacional una mayor cooperación con los países, que como Colombia, adelantan programas de ajuste para poner sus finanzas en orden.

"La arquitectura financiera internacional tiene hoy un gran garrote, pero ¿dónde está la zanahoria, para aquellos países como Colombia que estamos haciendo juiciosamente la tarea?" se interrogó el funcionario al intervenir en la conferencia "Comercio e Inversión en las Américas" organizada en la ciudad de Washington.

Para Santos el diseño actual de la arquitectura financiera mundial le deja las manos atadas a los países de menores ingresos como el nuestro, dado que no pueden diseñar políticas económicas proactivas

Por ello propuso nuevas reglas de juego para que los países puedan definir sus propios programas de desarrollo, un flujo permanente de fondos para apalancar el crecimiento y mecanismos financieros en el FMI y en la banca multilateral que protejan las economías emergentes del contagio de la crisis manteniendo su acceso al crédito externo.

debajo de los 9.900 puntos por primera vez desde el 8 de abril.

El mercado bursátil retrocedió fuertemente bajo el efecto de la caída del título de Microsoft y de un derrumbe de la acción de Motorola.

PETRÓLEO

El precio del crudo registró un alza en el mercado de Nueva York, impulsado por el encarecimiento de los contratos de gasolina después de informarse de un nuevo descenso de las reservas almacenadas en Estados Unidos.

El precio de los contratos futuros para octubre del Petróleo Intermedio de Texas, que es el de referencia en Estados Unidos, quedó hoy en 27.58 dólares por barril, después de una subida de 0,59 dólares.

CAFÉ

El precio del café colombiano ayer fue de 0,72 dólares libra ex dock Nueva York, para entrega en septiembre, informó la Federación Nacional de Cafeteros.

ORO Y PLATA

Los contratos futuros del oro subieron y los de la plata bajaron hoy, jueves, en el mercado de Nueva York.

El precio del oro para entrega en octubre subió 1,00 dólares, hasta los 273,70 dólares la onza.

El precio de la plata para octubre bajó 0,005 dólares y alcanzó los 4,159 dólares la onza.

La Bolsa de Valores de Colombia cerró la jornada con 1.058 millones de pesos transados y el índice IGBC aumento 0,87 por ciento hasta 1.001,58 puntos.

De las transacciones negociadas cinco subieron de precio, sobresalió Bavaria con 2,38 por ciento, para cerrar a 8.651 pesos, su mayor nivel de cierre en lo que va corrido del año con un volumen de transacciones de 678,6 millones de acciones. "El alza de Bavaria puede obedecer en los informes respecto a la posible compra de una cervecera en Honduras", indicaron los analistas del mercado bursátil.

Cinco acciones disminuyeron entre ellas Banco Bogotá, que bajEo 1,2 por ciento y cerró a 4.200 peso, y Santander, las demás se mantuvieron estables.

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Ultrabursátiles	Ultrarenta	12,23%
Helm Securities	Capitalizar	11,45%
Acciones y Valores	Accival	12,15%
BBVA Val. Ganadero	Fontesoro	17,37%
Serfinco	Olimpia	12,00%
Multivalores	Multivalor	11,82%
Profesionales de Bolsa	Valor	11,48%
Corredores Asociados	Interés	11,25%
Suvalor	Surenta	11,60%
Correval	Fonval	11,27%
Valores del Popular	Multiplus	12,02%
Interacción	Interrenta	11,82%
Asesores en Valores	Invertir	11,98%
Nación	Renta Nación	11,38%
Promotora Bursátil	Promorenta	11,95%
Nacional de Valores	Rentaval	11,64%
Valores de Occidente	Occivalor	12,27%

Fuente: Comisionistas de bolsa

TASAS DE INTERÉS

INDICADOR	UNIDAD	05.09.2001	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Créd. de consumo	%Efect.	32,38	UVR	%	0,04	0,42
Tarj. de crédito	%Efect.	35,27	DTF	%Efect.	12,07	12,29
Crédito ordinario	%Efect.	20,13	DTF	%Tr. A.	11,23	11,43
Créd. corporativo	%Efect.	17,70	DTF	%Tr. V.	11,56	11,76
Créd. de tesorería	%Efect.	14,71	DTF	%Sm. A.	11,08	11,26
Tasa interbancaria	%Día venc.	10,50	DTF	%Sm. V.	11,73	11,93
Libor	%Efect.	3,56	TCC	%Efect.	12,84	13,03
Prime	%Efect.	6,75	TCC	%Tr. A.	11,90	12,06
TBS 2-14 (PM10)	%Efect.	5,10	TCC	%Tr. V.	12,26	12,44
TBS 15-29 (PM10)	%Efect.	5,26	TCC	%Sm. A.	11,72	11,88
TBS 30 (PM10)	%Efect.	8,45	TCC	%Sm. V.	12,45	12,63
TBS 60 (PM10)	%Efect.	9,60	Capt. 180	%Efect.	12,74	12,79
TBS 90 (PM10)	%Efect.	11,93	Capt. 360	%Efect.	13,04	13,06
TBS 180 (PM10)	%Efect.	12,55	Int. bnc. cte.	%Efect.	26,08	25,17
TBS 360 (PM10)	%Efect.	12,68	Usura	%Efect.	39,12	38,07
TBS >360 (PM10)	%Efect.	12,01	Int. Mora	%Efect.	39,12	37,76

(PM10)=Promedio móvil 10 días- Fuente: Superintendencia Bancaria y Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiducolpatria	FCO Rendir	13,08%
Fidubogotá	FCO Premier	15,18%
Santander Investment	FCO	12,49%
Lloyds Trust	FCO Lloyds Open	12,35%
La Previsora	FCO Efectivo	13,11%
Fiducomercio	FCO Unir	14,01%
Fiduagraria	FCO Confirenta	12,58%
Fidutequendama	FCO Cash	13,22%
Fiduoccidente	FCO Occi Renta	13,64%
Fiducafé	FCO Rentacafé	12,18%
Cititrust	FCO Interfondo	12,35%
Fiduvalle	FCO Valor Plus	14,08%
Fiduganadera	FCO Fam	12,98%
Fidunión	FCO Único	8,67%
Fiducolombia	FCO Fiducuenta	11,10%
Fiducolmena	FCO	13,82%

Rentabilidad efectiva neta promedio última semana

Fuente: Sociedades fiduciarias

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.1694	1,977.83
Reino Unido	Libra Est. (£)	0.6869	3,367.11
Alemania	Marco (DM)	2.1850	1,058.52
Francia	Franco	7.3283	315.61
Italia	Lira	2,163.19	1.0692
España	Peseta	185.82	12.447
Suiza	Franco Suizo	1.6890	1,369.37
Japón	Yen (¥)	121.08	19.102
Canadá	Dólar can.	1.5575	1,484.99
Brasil	Real	2.6100	886.16
Argentina	Peso	1.0000	2,312.87
Perú	Nuevo Sol	3.4500	670.40
Chile	Peso	664.30	3.4817
Venezuela	Bolívar	742.75	3.1139
Ecuador	Dólar	1.0000	2,312.87
México	Peso	9.2300	250.58
Panamá	Balboa	1.0000	2,312.87

Fuente: Agencias

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

0,41%, fue la variación de los precios de los alimentos en agosto, según el Dane.

DÓLAR

Tasa representativa del mercado	▲ $ 2.312,87
Casa de cambio (c)	▶ $ 2.110,00
Casa de cambio (v)	▶ $ 2.150,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,73
Ayer	0,72

PETRÓLEO — Dólares por barril

Hoy	26,95
Ayer	26,93

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	992,89
Ayer	993,07

INTERÉS — Efectivo anual

DTF	12,07%
DTF Trimestre anticipado	11,23%
TBS Efectivo anual Bancos a 90 días	11,65%

UVR

HOY	$ 120,3079
MAÑANA	$ 120,3122

MONEDAS

Pesos por	Compra	Venta
Bolívar	3,11	3,21
Dólar (Ecuador)		$ 2.312,87
Peso mexicano		$ 253,89

Intervendrán Electrolima

Debido a su delicada situación financiera y tras los intentos fallidos para llegar a un acuerdo de pago con los generadores, la Superintendencia de Servicios Públicos estaría preparando la resolución para intervenir a la Electrificadora del Tolima, Electrolima. La intervención se suma a las de Emcali, Chocó, San Andrés y confirma la crisis por la que atraviesa el sector eléctrico. Los cortes de luz iniciarían el 14 de septiembre.

Fusión a la vista

La Superintendencia de Valores informó que existe la intención de parte de los mayores accionistas de Aseguradora El Libertador S.A. y Seguros Comerciales Bolívar de fusionar las dos aseguradoras las cuales son subordinadas de Sociedades Bolívar S.A. Para este propósito se citará a las respectivas asambleas de accionistas.

Seguro Gas Natural

Consumo de gas natural en Colombia año 2000


Térmico 43%
Ecopetrol 21%
Industrial 20%
Doméstico 13%
Petroquímico 2%
GNC 1%

Fuente: Ecopetrol.

La empresa Gas Natural desarrolló una alianza con ACE Seguros y Suma Corredores de Seguros para la creación de un seguro de cobertura integral que será cobrado a través de la factura de Gas Natural. Son 3 planes que cubren desde un millón hasta 15 millones de pesos y el costo mensual va desde los 1.000 hasta los 4.000 pesos.

Restauran interconexión

Interconexión Eléctrica S.A. anunció la entrada en operación de las líneas que interconectan a Norte de Santander con el Sistema de Transmisión Nacional, las cuales fueron reparadas tras los ataques de la guerrilla. Ayer entraron operación los circuitos de Palos-Ocaña y Ocaña-San Mateo a 230.000 voltios que estaban afectados por un ataque contra las torres ubicadas en el municipio de Ábrego.

ENDEUDAMIENTO / MINHACIENDA FIRMÓ PRÉSTAMO POR US$ 400 MILLONES CON EL BID

2002, sin afugias por crédito

Sigue en aumento el peso de la deuda externa, que llega a 34.000 millones de dólares y representa el 41 por ciento del PIB.

La financiación de los gastos de la administración Pastrana está prácticamente asegurada hasta el final de su mandato. A los 650 millones de dólares que consiguió anticipadamente el Gobierno para el año entrante se sumarán 400 millones de dólares (920.000 millones de pesos) de un crédito firmado ayer por el ministro de Hacienda, Juan Manuel Santos con el Banco Interamericano de Desarrollo (BID).

De esta manera se le despeja el panorama financiero no solo al actual Gobierno sino al nuevo que se posesionará en agosto del 2002. No obstante, el dolor de cabeza por el pago del servicio de la deuda se mantiene vivo, más si se tiene en cuenta que la deuda externa sigue en aumento y llega a 34.000 millones de dólares.



EL MINISTRO DE HACIENDA, Juan Manuel Santos, y el presidente del BID, Enrique Iglesias, firman el crédito por 400 millones de dólares.

El ministro de Hacienda, Juan Manuel Santos, dijo ayer desde Washington que los recursos servirán para fortalecer a las entidades territoriales en el plan de ajuste que vienen adelantando y se destinarán a los hospitales y pago de proveedores del sector salud.

La Viceministra Técnica de Hacienda, Catalina Crane, señaló por el crédito apalancará el presupuesto del año entrante. Ese préstamo se consiguió teniendo en cuenta que el Gobierno sacó adelante proyectos relacionadas con las finanzas territoriales tales como la Ley 617 y la reforma a las transferencias.

Crece la deuda

El director de Crédito Público, Juan Mario Laserna, dijo recientemente que la estrategia del Gobierno es dejar financiada no sola esta administración sino incluso al nuevo Gobierno para que no tenga que salir corriendo a conseguir créditos en el exterior.

Anticipándose al proceso electoral que se avecina obtuvo recursos para este año por 2.700 millones de dólares y otros 650 millones para el año entrante. Adicionalmente, el Consejo Nacional de Política Económica y Social (Conpes) autorizó aumentar el cupo de endeudamiento del año entrante en otros 500 millones de dólares.

Pero si bien el nuevo gobierno no tendrá problemas en materia de financiación, por lo menos en los primeros meses, esto no quiere decir que el problema de la deuda interna y externa esté solucionado. Por el contrario, cada vez pesa más la deuda externa como proporción del PIB. Mientras en 1997 era del 30 por ciento hoy es del 41,4 por ciento del PIB.

Y aunque el Gobierno dice que este nivel no es crítico, sí es preocupante que una proporción mayor de los ingresos del país se destinen a pagar el capital y los intereses. Del presupuesto por 62,5 billones de pesos para el 2002 cerca del 40 por ciento (23 billones) se destinará al servicio de la deuda.

AGOSTO / PRECIOS DE CANASTA SUBIERON 0,26%

Las tarifas del agua

Inflación 12 meses (%) *A agosto*


28,98
31,20
27,70

Santander con el Sistema de Transmisión Nacional, las cuales fueron reparadas tras los ataques de la guerrilla. Ayer entraron operación los circuitos de Palos-Ocaña y Ocaña-San Mateo a 230.000 voltios que estaban afectados por un ataque contra las torres ubicadas en el municipio de Abrego.

Peligra el subsidio familiar

Cerca de 3,5 millones de niños se verían afectados con la supresión de los subsidios familiares en dinero. Así lo advirtió la Federación Nacional de Cajas de Compensación Familiar (Fedecajas) al señalar que el proyecto de reforma laboral presentado antier a la Cámara acaba con el subsidio familiar de los menores de edad y los servicios del SENA. Igual suerte correrían la ESAP y los Institutos Técnicos.

Balance de Banco de Occidente

Al finalizar el primer semestre del año 2001, el Banco de Occidente registró utilidades por 38.785 millones de pesos, cifra que comprada con el primer semestre del año 200 significó un crecimiento del 452,5 por ciento. El banco contabilizó activos por valor de 2,9 billones de pesos, inversiones por 991.807 millones y un patrimonio de 433.396 millones.

El ministro de Hacienda, niendo en cuenta que el Gobier- que salir corriendo a conse- tinara al servicio de la deuda.

AGOSTO / PRECIOS DE CANASTA SUBIERON 0,26%

Las tarifas del agua presionan inflación

El desmonte de los subsidios del acueducto para la población de menores ingresos y la continuación del aumento en los precios de los alimentos, presionaron al alza la inflación en agosto (0,26 por ciento), aunque fue menor al registro de igual mes del año pasado (0,32 por ciento).

En los primeros ocho meses del año, la variación del Indice de Precios al Consumidor (IPC) reportada ayer por el Dane fue de 6,57 por ciento (contra 7,27 por ciento del 2000) y de 8,03 por ciento en los 12 meses terminados en agosto, con lo cual se acerca más a la meta del 8 por ciento fijada por el Banco de la República para este año.

Los combustibles y servicios públicos subieron 1,48 por ciento, debido al ajuste de 3,19 por ciento en las tarifas de acueducto, alcantarillado y aseo y de 0,49 por ciento en energía, mientras que el gas tuvo una reducción del 0,30 por ciento.

Aunque su peso en la canasta familiar es mínimo, se destaca el incremento de 9,97 por ciento en los precios de

1-16



Inflación 12 meses (%) A agosto
28,98
31,20
27,70
21,09
21,13
17,93
18,94
17,93
18,94
9,28
9,10
8,03
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Fuente: Dane.

República de Colombia
MINISTERIO DE EDUCACION NACIONAL

PROGRAMA NUEVO SISTEMA ESCOLAR

LICITACION PUBLICA INTERNACIONAL No. 01/2001

Adquisición, instalación, transporte, puesta en funcionamiento y mantenimiento de la infraestructura tecnológica (servidores, estaciones de trabajo, impresoras, instalaciones de cableado estructurado, concentradores, switches, UPS's, reguladores de voltaje y licencias de software) de los Sistemas de Información para la Gestión Educativa Municipal e Institucional en los departamentos de Quindío, Risaralda, Valle del Cauca, Atlántico y Santander.

PRESTAMO BID No. 1202 / OC – CO

La República de Colombia – Ministerio de Educación Nacional ha recibido un préstamo del Banco Interamericano de Desarrollo para sufragar el costo del Programa Nuevo Sistema Escolar – Transformación de la Gestión y Participación Educativa. Parte de los fondos de este financiamiento se destinarán a efectuar pagos elegibles que se lleven a cabo para la adquisición, instalación, transporte, puesta en funcionamiento y mantenimiento de la infraestructura tecnológica para sistemas de información para la gestión educativa municipal e institucional.

El Ministerio de Educación Nacional – Programa Nuevo Sistema Escolar invita a oferentes de países elegibles que estén interesados, a presentar ofertas en sobres cerrados para el suministro de equipos que cumplan con las siguientes especificaciones técnicas mínimas: **Servidores:** Pentium III, 1 GHz ó 100% compatible; 512 MB en RAM, 2 discos duros de 30 GB raid 1. **Estaciones de trabajo:** Pentium III, 933 MHz, ó 100% compatible; 128 MB en RAM; 20 GB en disco duro. **Impresoras:** Láser ó Led; 600 x 600 DPI; 6 ppm; 2 MB. **Cableado estructurado:** Horizontal, entre 8 y 16 puntos, UTP categoría 5E flexible multifamiliar, longitud máxima 90 metros. **Concentradores o switches:** Ethernet Base B; 10/100 Mbps. **UPS:** 1KVA; Entrada 120 VAC single-phase. **Reguladores de voltaje:** Entrada 94 VAC – 135 VAC; Salida 115 VAC. **Licencias de software:** Sistema operativo, trabajo en red y suite de oficina.

La instalación y puesta en funcionamiento de los equipos adquiridos se realizará durante el primer semestre del año 2002 en las Secretarías Municipales de Educación y Establecimientos Educativos de los departamentos de Quindío, Risaralda, Valle del Cauca, Atlántico y Santander.

Los oferentes elegibles que estén interesados podrán inspeccionar los términos de Referencia a partir del 16 de septiembre de 2001 y obtener un juego completo de los Documentos de Licitación en Español, mediante solicitud escrita a la dirección indicada abajo y el pago de una suma no reembolsable de ochocientos mil pesos moneda legal colombiana. ($800.000.oo). El método de pago será consignación en efectivo en la cuenta FONDOS ESPECIALES PARTICULARES No. 08000140-7 del Banco Popular (sucursal CAN) de la Tesorería General de la Nación. Los Documentos de Licitación podrán ser retirados en las oficinas del Programa ó a solicitud del interesado podrán ser enviados por correo certificado, en este caso no se aceptará responsabilidad alguna por pérdidas o entregas tardías. Las ofertas deberán ser remitidas a la dirección indicada antes de las10:00 am. del día 1 de noviembre de 2001.

Los oferentes elegibles que estén interesados podrán obtener mayor información en el :
Programa Nuevo Sistema Escolar - Ministerio de Educación Nacional
Dirección: Avenida El Dorado – CAN, Piso 6º. Bogotá D.C., Colombia.
Teléfono: PBX: (571) 2222800 -3157777 Ext. 4014, 2220181 Ext 113 - 114, Fax: (571) 2215960
E-mail: Licitaciones_PNSE@mineducacion.gov.co
Horario de atención: lunes a viernes de 9:00 a 12:00 y de 13:00 a 16:00 horas.

CONVOCATORIA
FOGABOL - EN LIQUIDACIÓN
VENDE AL MEJOR POSTOR
UN INMUEBLE - PISO DE OFICINAS EN BOGOTÁ

El Fondo de Garantías de la Bolsa de Bogotá - FOGABOL en liquidación, desea recibir ofertas para la adquisición del siguiente inmueble:
Piso de oficinas en la carrera 7a. No. 73-55, piso 6 de Bogotá. Pueden participar todas las personas jurídicas y naturales que se ajusten a los requisitos descritos en las condiciones generales diseñadas por Fogabol - en liquidación.
Las condiciones generales se pueden retirar en dichas oficinas de lunes a viernes entre las 9:30 a.m. y 12:30 p.m.
La convocatoria para la recepción de las ofertas se realizará en la carrera 8a. No. 13-82, piso 6 en Bogotá del 7 al 21 de septiembre entre las 9:30 a.m. y las 12:30 p.m. Mayores informes en el teléfono: 2436501 Ext. 324.

ELOISA CUARTAS MARULANDA
LAURA, SUSANA Y DAVID VALENCIA CUARTAS
ZUNILDA GARTNER DE VALENCIA E HIJOS

Agradecen las manifestaciones de condolencia recibidas por el fallecimiento del Doctor

Alberto Valencia Gartner

Ocurrido en Pereira el día 8 de Agosto de 2001

JUSTICIA

Alcatraz I y II

VIENE DE LA 1-10

cascos, lentes de visión nocturna, chalecos antibalas y armas de largo alcance.

El área que rodea el interior del penal cuenta con sensores electromagnéticos que rastrean la presencia de cualquier elemento extraño, hasta la pisada de un ave. Cada puerta de la cárcel tiene un sistema de detección de metales.

La cárcel tiene una planta eléctrica que tarda ocho segundos en activarse, cuando se interrumpe el fluido.

A diferencia de cárceles como La Picota y La Modelo de Bogotá, que están en medio de zonas residenciales, en esta no se permite ningún tipo de construcción a 200 metros a la redonda.

Cuenta con un sacerdote, médico, odontólogo y enfermeras. Tiene laboratorio clínico, de rayos X y farmacia. Con esto buscan que el enfermo solo salga del penal cuando su estado sea crítico.

Los 300 guardias fueron entrenados especialmente para la vigilancia de esta prisión. Ganan en promedio un millón trescientos mil pesos, más una prima adicional por trabajar en una cárcel de alta seguridad.

Así se vive

Cuando un recluso llega a hacer parte de la población de la cárcel de Valledupar, se en-

La nueva cárcel

El Gobierno puso en funcionamiento la semana pasada la cárcel de alta seguridad de Acacías(Meta) que es considerada como la más segura del país y una de las más modernas de América Latina. Pero, ¿qué es lo que tiene esta penitenciería para ser calificada de alta seguridad?

EL TIEMPO tuvo acceso a los planos y a los sistemas de vigilancia que fueron instalados en el penal. Con equipos que van desde sensores electromagnéticos hasta cámaras de televisión y garitas blindadas, la cárcel de Acacías será el sitio de reclusión de condenados de alta peligrosidad de las cárceles la Picota y la Modelo de Bogotá, que en un mes serán trasladados por el Instituto Nacional Penitenciario y Carcelario (Inpec).


Villavicencio
Acacías
META
COLOMBIA
Meta

Las visitas:
Un sitio especial, totalmente independiente de los pabellones, será el destinado para las visitas. Su ubicación por fuera de los pabellones evita que los familiares tengan acceso a las celdas y así prevenir motines o secuestros.

Vigilancia con sensores:
Los sitios perimetrales de la cárcel cuentan con sensores electromagnéticos que detectan cualquier elemento extraño que esté en ese lugar. En pantallas especiales se podrá identificar si se trata de un ser humano, un animal o un arma.

Datos de interés

✓ Inversión
La cárcel de alta seguridad de Acacías(Meta) tuvo un costo de 28 mil millones de pesos. Tiene un área construida de 90.172 metros cuadrados.

✓ Seguridad:
300 guardianes entrenados por el Inpec, la Policía y la Oficina Federal de Prisiones de Estados Unidos vigilarán a 1.600 internos entre paramilitares y guerrilleros condenados. Hay cámaras de televisión en toda la cárcel, supervisadas desde la oficina del director.

✓ Cupos:
Cada pabellón albergará a 164 internos. En un mes serán llevados paramilitares y guerrilleros condenados que hoy están en las cárceles la Modelo y la Picota de Bogotá.

✓ Rehabilitación:
Hay seis talleres para trabajos de carpintería, zapatería, sastrería y procesamiento de productos lácteos. La cárcel tiene un gimnasio y siete aulas para la resocialización y educación de los internos.

✓ Resistencia:
Los muros están hechos con un concreto especialmente diseñado para resistir ataques con armamento pesado. Hace seis meses las Farc dinamitaron una de las paredes externas con 50 kilos de explosivos. Los daños fueron mínimos.

trescientos mil pesos, más una prima adicional por trabajar en una cárcel de alta seguridad.

Así se vive

Cuando un recluso llega a hacer parte de la población de la cárcel de Valledupar, se enfrenta a un mundo bien distinto del que había vivido en otras cárceles del país.

Luego del examen médico, pasa a la peluquería y después es dotado de su nuevo vestuario; un uniforme de color café claro con líneas fluorescentes de color naranja en la espalda y en el pantalón y unas botas. No puede utilizar nada más. Ni ropa lujosa ni zapatos finos.

No se le permite el ingreso de sus pertenencias; ni dinero, reloj ni joyas, entre otros.

Lo que necesiten para vivir se lo da la prisión; comida, útiles de aseo, ropa y elementos para trabajar y estudiar.

A las cinco de la mañana el pito del guardián de turno indica que los internos tienen media hora para asearse y estar listos en la puerta de su celda para el primer conteo.

El guardián, lista en mano y con fotografía de cada uno de los reclusos, verifica su presencia, su estado de salud y su apariencia.

Cumplido el primer trámite del día desayunan en los patios de los pabellones. Comida, igual para todos

La comida, que ha sido criticada por algunos internos que aseguran que tiene alcanfor, es preparada por ellos mismos y es igual tanto para los reclusos como para los guardianes.

Allí nadie puede comer nada diferente. No hay privilegios. Incluso, durante las visitas, a sus familiares no les está permitido el ingreso de ningún alimento o bebida.

A las siete de la mañana son distribuidos hacia las aulas, los talleres y los patios. Lo primero que se hace es enseñar a leer y escribir a quien no sabe.

También tienen la posibilidad de validar su bachillerato e iniciar carreras técnicas. Hay talleres de carpintería y de trabajos con metales a donde acuden quienes, a través de su buena conducta y voluntad, se han ganado ese derecho.

Los demás internos permanecen en los patios, realizando actividades deportivas y de lectura.

Hacia el mediodía nuevamente se reúnen para el almuerzo. Tienen dos horas.

El conteo se repite antes de reiniciar su jornada. En la tarde vuelven a su rutina de trabajo, estudio o deporte.

El día termina con la comida a las cinco de la tarde y regresan a sus celdas, donde los espera una cama de cemento con un colchón, un sanitario, una ducha y un lavamanos.

No hay ventiladores a pesar de los 30 grados que tiene en promedio Valledupar. No hay radios, ni computadores, ni ningún tipo de lujos.

Cada uno puede tener en la celda cinco libros de pasta blanda. A las seis de la tarde, los guardianes ponen candados en cada puerta. Es el tercer conteo.

Lo único que se escucha son los gritos entre internos que quieren hablar entre sí, otros lo hacen para protestar, mientras otros deciden hacer cadenas de oración para pedirle a Dios paz interior y que no los deje olvidados en ese lugar al que nunca pensaron llegar.

"Si la gente supiera lo terrible que es vivir en este encierro, bajo estas condiciones, le aseguro que lo pensaría dos veces antes de cometer delitos", dijo a este diario uno de los internos que pidió la reserva de su nombre.

Cada vez que salen de las celdas, lo hacen esposados hasta cuando llegan a los sitios de trabajo y estudio.

Nunca están solos y nunca se les pierde de vista. La guardia sabe a cada minuto dónde y qué está haciendo cada uno de los reclusos.

Sin efectivo

En Valledupar no existe el manejo físico de dinero. Ningún interno puede tener billetes o monedas. Cada uno de los reclusos tiene derecho a que sus familiares le consignen mensualmente el equivalente a un salario mínimo. La fotocopia de la consignación llega a la cárcel.

En un expendio, en cada patio, pueden ir gastando la plata en cigarrillos, gaseosas y algunas golosinas. El tendero les va descontando.

La visita es un derecho que se gana. Los internos reciben a sus familiares dependiendo de su conducta, su trabajo y su estudio. Cada 45 días tienen derecho a la visita conyugal, solo por una hora.

Para eso hay celdas especiales fuera de los pabellones para prevenir que los familiares lleguen hasta las celdas y eventualmente se puedan autosecuestrar o promuevan motines. Los niños también pueden visitarlos cada 45 días.

Las visitas normales son cada 15 días. Los sábados hombres y los domingos mujeres. Son por tres horas.

Pero a todo este régimen no es a lo que más temen los reclusos de Valledupar. Lo que realmente les aterra es ser llevados al llamado pabellón de aislamiento, donde son conducidos los que cometen faltas disciplinarias graves.

Es un pabellón con celdas y un pequeño patio. De las 24 horas del día, los reos tienen derecho a una de sol.

Todo este severo sistema de Valledupar empezará a ser aplicado en un mes en la que ya es considerada como Alcatraz II: la cárcel de alta seguridad de Acacías (Meta), inaugurada la semana pasada por el presidente Pastrana.

Dicen los expertos que estuvieron detrás de su diseño, que a pesar de las similitudes con la de Valledupar, esta cárcel tendrá un sistema de seguridad aún más estricto (ver infografía).

Allí llegarán 1.600 de los más peligrosos reclusos de las cárceles La Picota y La Modelo de Bogotá. En enero estará lista Alcatraz III: la cárcel de alta seguridad de San Isidro, en Popayán, también para 1.600 reos.

Vigilancia con sensores: Los sitios perimetrales de la cárcel cuentan con sensores electromagnéticos que detectan cualquier elemento extraño que esté en ese lugar. En pantallas especiales se podrá identificar si se trata de un ser humano, un animal o un arma.

Garitas: Ocho garitas blindadas están ubicadas alrededor de la prisión. Cada una tiene control visual sobre los nueve pabellones y el patio. La garita principal, llamada 'garita de grito alto', tiene cámaras de televisión distribuidas por toda la cárcel y recibe información de los demás puestos de control.

1 Portal 1
2 Almacén general
3 Administración
4 Portal 2
5 Alojamiento Guardia
5A Vivienda Fiscal
6 Visitas
7 Reseña
8 Sanidad
9 Rancho
10 Servicios
11 Talleres
12 Pabellón de aislados
13 Pabellón Tipo
14 Aulas
15 Garitas
16 Torre grito alto



Aislamiento: Los reclusos que presenten problemas de indisciplina serán confinados por determinado tiempo en este pabellón de aislamiento, que contará con un pequeño patio. Su vigilancia estará a cargo de un cuerpo especial de custodia y tratamiento que incluye médicos y sicólogos.



Visita conyugal: 26 sitios fueron adecuados en un pabellón especial. Los internos tienen derecho a ese tipo de encuentro, cada 45 días. Por una puerta ingresará el recluso y por otra lo hará su pareja. Los cuartos para estas visitas están por fuera de los pabellones.



Pabellones: Los 164 internos de cada pabellón son vigilados las 24 horas por cuatro guardianes que permanecen en dos cubículos blindados. Los guardias no tendrán contacto con los internos para evitar corrupción o agresiones.

Editor gráfico: Beiman Pinilla. Coordinador infografía: Carlos Morales. Infografía: Hugo Torres - Diseño Editorial. Fuente y fotos: Ministerio de Justicia -Inpec. Redacción: Sección Justicia - EL TIEMPO

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

0,3%, crecimiento del Índice de Precios del Productor (IPP) en agosto.

DÓLAR

Tasa representativa del mercado	▲$ 2.305,28
Casa de cambio (c)	▶ $ 2.110,00
Casa de cambio (v)	▶ $ 2.150,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,72
Ayer	0,75

PETRÓLEO — Dólares por barril

Hoy	26,93
Ayer	26,53

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	993,07
Ayer	993,47

INTERÉS — Efectivo anual

DTF	12,07%
DTF Trimestre anticipado	11,23%
TBS Efectivo anual Bancos a 90 días	11,67%

UVR

HOY	$ 120,3037
MAÑANA	$ 120,3079

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,12	3,22
Dólar (Ecuador)	$ 2.305,28	
Peso mexicano	$ 255,56	

Fusión con Cementos del Valle

La asamblea de accionistas de Cementos del Valle, realizada el pasado miércoles, aprobó un compromiso de fusión con la sociedad Promoconstrucciones; esta firma será absorbida por la cementera, con sede en la capital vallecaucana, cuyos propietarios, además, le dieron luz verde a un dividendo mensual de 27,50 pesos por acción, para lo cual se distribuirán 18.936 millones de pesos.

Suben ganancias de fiduciaria

La Fiduciaría Colpatria reportó un crecimiento del 144 por ciento en sus utilidades acumuladas a julio, las cuales llegaron a los 1.349 millones de pesos. En los resultados han influido el trabajo que se desarrolla con los fideicomisos de administración, garantía y pagos que le abre el camino a las empresas para volver a contar con capital de trabajo. El patrimonio llegó a 7.747 millones de pesos.

Serpa con el sector eléctrico

Representantes de los distribuidores, comercializadoras y generadores de energía, así como de las empresas de servicios públicos, se reunieron ayer con el candidato liberal a la presidencia, Horacio Serpa, ante quien expusieron la realidad de este sector el cual se ha visto vulnerado por la elevada deuda de las entidades públicas y el rezago en el pago de los subsidios por parte del Gobierno.

Mercado negro de divisas

A partir de hoy se reúnen en Cartagena las autoridades aduaneras y tributarias de Estados Unidos, Panamá, Aruba, Venezuela y Colombia para discutir los avances del convenio interadministrativo para diseñar estrategias para controlar el mercado negro de divisas. Los temas que se tratarán tienen que ver con la legislación y los controles en las zonas de régimen aduanero especial o de libre comercio de los países participantes.

ISS / DESTINACIÓN PRESUPUESTAL PARA NÓMINA ALCANZA HASTA 30 DE OCTUBRE

Ultimátum a 60 gerentes

El presidente del Seguro Social cumple su período de prueba con un acuerdo para pagarle deudas a las IPS y la solicitud a la Supersalud para levantar la sanción.



GUILLERMO FINO, presidente del Seguro Social. Archivo / EL TIEMPO

Guillermo Fino, presidente del Seguro Social, habla a toda hora de miles de millones de pesos. Hoy está cumpliendo dos meses en el puesto y su propósito era llegar al período de prueba con resultados. Al hacer las cuentas califica con un 3,5 sobre cinco el cumplimiento del preacuerdo firmado con el sindicato el 5 de julio pasado.

Para solicitarle hoy a la Superintendencia de Salud levantar la sanción que desde hace tres años le prohibe a la entidad nuevos afiliados, por no pagar deudas, Fino sustentará su petición explicando que se logró recuperar el margen de solvencia con los acuerdos mediante los cuales se logró renegociar deudas a más de 5^0 proveedores, incluidas clínicas y hospitales, por un valor superior a los 335.000 millones de pesos. El plan de pagos dispone un 20 por ciento para este año y 80 restante para el 2002.

Más cirugías

La otra carta de Fino para lograr levantar la sanción que le permitiría por los menos 250.000 nuevos afiliados al año, es la descongestión del represamientos de cirugías. Recibió, según sus cuentas, 27.000. En dos meses tiene 10.000 menos, y hace unos días firmó contratos con 35 instituciones para atender 5.000 más. El resto, hasta ponerse al día, lo tiene financiado.

Al presidente del ISS le quedan pendientes las bases de un acuerdo con los sindicatos de la entidad que garantice que se van a hacer recortes en la convención colectiva de trabajo. Para lograr el objetivo tiene una mesa de diálogo que espera que fructifique en un par de semanas. Si las conversaciones avanzan se abre la puerta para que el Gobierno desembolse los primeros 350.000 millones de un crédito por un billón que anunció el presidente Pastrana al inaugurar las sesiones del Congreso.

Si las negociaciones con los sindicatos no avanzan, el 30 de octubre próximo sería el día d para la entidad. Hasta esa fecha se tiene disponibilidad presupuestal para pagarle los sueldos a los más de 17.000 trabajadores.

Fino está empeñado en mejorar la gestión. La semana pasada en una reunión con 60 gerentes regionales de salud, pensiones y riesgos profesionales, les advirtió que deberán cumplir las metas en 90 días o de lo contrario se tenían que ir.

En resumidas cuentas, si la Superintendencia de Salud levanta la sanción y el Gobierno desembolsa un primer crédito por 350.000 millones, la entidad estará a salvo. De lo contrario, seguirán los dolores de cabeza, la inviabilidad y el riesgo de que en pocos días no se tenga para pagarle los tratamientos a 31.000 pacientes afectados por las llamadas enfermedades catastróficas que anualmente le cuestan al Seguro Social más de 460.000 mi- 1-10

los países participantes. | de 500 proveedores, incluidas nos, y hace unos días firmó bolse los primeros 350.000 mi- cial más de 460.000 mi-



ECONÓMICAS

PENSIONES / FONDO MONETARIO DICE QUE EL PROYECTO ES PRIORITARIO PARA LAS FINANZAS

Piden aplazar reforma

Un grupo de congresistas le solicitó al Fondo Monetario que flexibilice el programa de ajuste. Se le agota el tiempo a la reforma pensional.

La presentación y discusión de la reforma pensional se está embolatando. Mientras funcionarios del Fondo Monetario Internacional (FMI) dijeron ayer que la iniciativa es clave para sanear las finanzas públicas, un grupo de congresistas le pidió al organismo aplazar su discusión por considerar que no hay tiempo ni condiciones políticas para que salga adelante en lo que resta del año.

A las voces del Congreso se sumó ayer el ministro de Trabajo, Angelino Garzón, quien insistió en que, si no hay un pacto social que incluya a empresarios, trabajadores y partidos políticos, el Gobierno no presentará un proyecto unilateral al Congreso porque "no está dispuesto a desgastarse si no ve de antemano la viabilidad de esta reforma".

Así se lo hizo saber el funcionario a Olav Gronlie, jefe de la misión del FMI y José Gil Díaz, técnico del organismo, que se encuentran en el país para hacer una nueva revisión al acuerdo firmado por Colombia en 1999. Los dos dialogaron durante tres horas con Garzón y posteriormente con un grupo de representantes de la Comisión Séptima de la Cámara de Representantes.

El presidente de la Comisión Juan de Dios Alfonso dijo que los congresistas le pidieron al FMI suavizar el programa de ajuste teniendo en cuenta que el país afronta graves problemas económicos, sociales y de orden público.

"Le pedimos que sean más flexibles y que no les aprieten más el cuello a los colombianos con sus exigencias", dijo Alfonso. En este sentido plantearon que no es el momento para presentar una reforma pensional debido al proceso electoral que se avecina y porque el tiempo para tramitar una iniciativa de este alcance es muy corto ya que las sesiones finalizan en tres meses.

La posición de los congresistas en importante más si se tiene en cuenta que hacen parte de la comisión que debe aprobar, en primera instancia, las reformas pensional y laboral.

A la reunión en el Ministerio de Hacienda asistieron, además, los representantes Samuel Ortegón, Elver Arango, María Nemocón, Luz Estela Duque y Leonor González. EN una carta y durante el encuentro privado los parlamentarios le pidieron al FMI ser más flexible teniendo en cuenta que 25 millones de colombianos se encuentran en la pobreza, 3 millones están desempleados, 8 millones están subempleados y 2 millones se encuentran desplazados.

Encuesta de opinión

¿Cuáles reformas considera que serán concertadas antes de finalizar el año?

Ninguna	38,03%
Las dos	17,96%
Reforma laboral	28,87%
Reforma pensional	15,14%

(*) Encuesta de opinión del Citibank realizada entre 700 empresarios, banqueros e industriales, durante el foro Perspectivas y Riesgos de la Economía Colombiana.

Gráfico: Diseño Editorial / EL TIEMPO



OLAV GRONLIE, jefe de la Misión del FMI.

'NO IMPUSIMOS EL AJUSTE'

Olav Gronlie y José Gil Díaz, en rueda de prensa en el Ministerio del Trabajo informaron que están en el país para hacer un seguimiento al programa de Gobierno el cual se está cumpliendo.

"Estamos muy contentos porque el Gobierno ha avanzado mucho y ha cumplido los objetivos y las metas que se han establecido".

Sobre las críticas a la inflexibilidad del ajuste señalaron que el programa lo presentó el actual Gobierno y que el Fondo lo que hizo fue avalarlo. "Este no es el programa del FMI es el de Colombia. Creemos que con Fondo o sin el se tenían que sacar adelante las reformas para lograr la sostenibilidad de las finanzas públicas en el corto plazo".

"Nosotros damos nuestra visión de los problemas fiscales pero no determinamos la estructura del gasto público. Una de nuestras preocupaciones en el Consejo Directivo es que también tengamos en cuenta los sectores sociales y una forma de ayudar a resolver los problemas son las políticas eficientes".

Encuentro

El jefe de la misión, Olav Gronlie, y uno de los técnicos del organismo, José Gil Díaz, señalaron que la reforma pensional es prioritaria teniendo en cuenta que hace parte del programa de sostenibilidad fiscal presentado por el Gobierno, razón por la cual la apoyan. Sobre la reforma laboral señalaron que si bien no hace parte del acuerdo es necesaria.

Por su parte el ministro de Trabajo, insistió en que si no hay concertación no presentará un proyecto de ley ni para la reforma pensional ni para la laboral.

Garzón precisó que le pidió flexibilidad al organismo y que comprenda la difícil situación que están afrontando los colombianos no solo por el desempleo sino por la violencia.

AEROLÍNEAS / ESTATUTO DEL USUARIO

'Multas no son solución'

En la necesidad de un estatuto del consumidor y del usuario, y de unos mecanismos de solución alternativa de conflictos, coincidieron los empresarios del transporte aéreo, la Aeronáutica Civil y los organismos de control.

Los empresarios consideran que los procedimientos judiciales y las multas no necesariamente resuelven las peticiones de los usuarios, por lo cual la solución alternativa de los conflictos resulta fundamental.

La Aerocivil reportó que a julio pasado, las distintas compañías han sido multadas en más de 200 millones de pesos, siendo las principalmente sancionadas Inter, AeroRepública, Avianca y Sam, con cuantías que sobrepasan los 10 millones de pesos.

Reunidos ayer en un foro sobre el proyecto de ley que cursa en el Congreso, los actores de la industria aeronáutica respaldaron la iniciativa, no obstante insistir en que haya claridad sobre particularidades como las regulaciones técnicas –nacionales e internacionales– a que está sometida y la necesidad de precisar la competencia de las entidades que tienen injerencia sobre ella.

Actualmente, además de la Aerocivil, tienen competencia las superintendencias de Transporte y de Industria y Comercio.

Ultimátum a 60 gerentes

VIENE DE LA 1-9

llones de pesos. Fino habló con EL TIEMPO sobre sus primeros días de trabajo.

¿El senador Nicholls revivió el debate para dividir el ISS en dos empresas?

Creemos que de lograrse una solución no sería práctico separar el Seguro Social.

¿Reforma pensional?

Soy partidario de fortalecer la prima media. Para la supervivencia de todo el sistema hay que ampliar la base y diferir el problema de las reservas del corto plazo de 5 años a 20.

¿Aumentando edades y cotizaciones?

Uno pensaría que con la ampliación de la base es posible que tuviera un efecto pequeño en semanas y edad. Un crecimiento moderado.

¿Si la Superintendencia no acepta levantar la sanción qué?

El Seguro va a dar la pelea hasta el último momento del último día a última hora con las botas puestas.

con Garzón y posteriormente con un grupo de representan-

"Le pedimos que sean más flexibles y que no les aprieten

zan en tres meses.

La posición de los congre-

desempleo sino por la violencia.

Mercedes, 100 años.



Mercedes-Benz es una marca registrada de DaimlerChrysler.

Mientras los demás autos se empeñaban en correr más rápido, los nuestros ya querían volar.

► 1954. Nace el nuevo y revolucionario Mercedes SL. En un tiempo en que la ingeniería tradicional evolucionaba para producir motores más potentes y rápidos, Mercedes creó el modelo Super Light. Un concepto totalmente innovador para la época: un auto más eficiente y veloz, no sólo por tener el primer motor a inyección en el mundo, sino especialmente por su diseño más liviano y aerodinámico.

► En ese entonces, el Mercedes SL arrasó con sus contrincantes en una de las competencias más duras del planeta, la Panamericana de México, convirtiéndose en un icono de la ingeniería de vanguardia.

► 2001. Mercedes-Benz anuncia el nacimiento del nuevo SL. 47 años después, estamos listos para volver a sorprender al mundo.



Mercedes-Benz
El Futuro del Automóvil.

Mercedes-Benz Colombia S.A.
Una compañía de DaimlerChrysler A.G.

Bogotá: Av. Calle 26 No. 70A-25. Tel.: 4103655. Fax: 4124016. • Cali: Cra. 8 No. 33-16. Tel.: 4422274/9. Fax: 4441358.
Concesionarios autorizados: Automercol, Santafé de Bogotá: Calle 90 No. 12-31. Tel.: 2369321. Fax: 6223376.
Eurostar S.A., Barranquilla: Vía 40 No. 71-191. Tel.: 3531585 / 3121 / 5022 /3697. Fax: 3689648.
Estrella Automotriz, Medellín: Autopista Sur 46-130, Itagüí. Tel.: 3727566. Fax: 3721754.
Motor Este S.A., Bucaramanga: Autopista Floridablanca No. 91-55. Tel.: 6360160. Fax: 6364046.
980091BENZ (9800912360)

ECONÓMICAS

CIFRA DEL DÍA
US$ 1.978 millones, monto de la inversión extranjera en el primer semestre.

DÓLAR

Tasa representativa del mercado	N.D.
Casa de cambio (c)	$ 2.110,00
Casa de cambio (v)	$ 2.150,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,75
Ayer	0,71

PETRÓLEO — Dólares por barril

Hoy	26,53
Ayer	27,20

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	993,47
Ayer	989,53

INTERÉS — Efectivo anual

DTF	12,07%
DTF Trimestre anticipado	11,23%
TBS Efectivo anual Bancos a 90 días	12,16%

UVR

HOY	$ 120,2994
MAÑANA	$ 120,3037

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,11	3,21
Dólar (Ecuador)		N.D.
Peso mexicano		$ 249,93

Cae licor de contrabando

La Dian con el apoyo de la Policía Fiscal y Aduanera y la Policía Metropolitana aprehendieron en la madrugada del lunes en el Sanandresito de Barranquilla 500 millones de pesos representados en licores de contrabando. Las autoridades encontraron 6.000 botellas de licores como whisky, vodka, ginebra, vino, champaña y otras bebidas de procedencia extranjera. En el operativo se descubrió que varias botellas registraban signos de adulteración.

Alivios para constructores


Archivo / EL TIEMPO

Los proyectos de construcción que se ejecuten a partir de la fecha y durante dos años en las zonas urbana, suburbana y rural de Pereira no pagarán los impuestos de delineación urbana y licencias de construcción, que equivalen al 1 por ciento del valor de las obras, con el fin de estimular al sector y generar empleo, gracias a un acuerdo en tal sentido firmado por el Concejo y la alcaldesa de la capital de Risaralda.

BanBogotá lidera utilidades

Las utilidades del Banco de Bogotá en el primer semestre, las mayores del sistema financiero en este período, sumaron 68.854 millones de pesos, 4,8 veces las de igual lapso del año pasado. Su patrimonio, el segundo del total de establecimientos de crédito, superó los 923.600 millones de pesos. El indicador de calidad de cartera se situó en 4,40 por ciento, frente a

SERVICIOS / RECONOCEN QUE HAY PELIGRO DE APAGÓN

Empresas piden 'cacao' al Gobierno

En carta al ministro de Hacienda los prestadores de servicios públicos pidieron que con plata del Faep los municipios cancelen deudas con electrificadoras.

La crisis por la que atraviesa el sector eléctrico no da tregua y a medida que pasa el tiempo la situación empeora.

Por esta razón, los prestadores de los servicios públicos le pidieron al Gobierno que se destine una parte de los 685 mil millones de pesos que se desembolsarán del Fondo de Ahorro y Estabilización Petrolera (Faep) para que los municipios cancelen las obligaciones que tienen pendientes con las empresas de energía.

En carta dirigida al ministro de Hacienda, Juan Manuel Santos, los distribuidores, comercializadores y generadores de energía explicaron que la situación del sector eléctrico, agravada por una elevada cartera vencida, que alcanzó los 970 mil millones de pesos, está

Resultados del sector eléctrico
(Millones de pesos)

	2000	1999	Variación (%)
Ingresos Operacionales	9.005.854	7.122.139	26,45
Costo de ventas	7.388.401	5.203.900	41,98
Utilidad bruta	1.617.454	1.918.239	-15,68
Utilidad neta	-287.045	300.047	-195,68

Gráfico: Diseño Editorial / EL TIEMPO Fuente: Superintendencia de Servicios

RACIONAMIENTO RONDA AL CAUCA

POPAYÁN

El embargo de las cuentas de las Centrales Eléctricas del Cauca (Cedelca) dejó abierta la posibilidad de que esta misma semana los 41 municipios del Cauca sufran el racionamiento.

Los cortes diarios de energía serían inicialmente por cuatro horas, dijo Juan Carlos Rosero, gerente de Cedelca. En mes y medio aumentaría a seis horas.

La medida obedece a un fallo de la juez primera laboral de Popayán, Luz Patricia Ruiz, que ordenó el embargo de las cuentas de la empresa pese a que hace 20 meses fue intervenida por la Superintendencia de Servicios Públicos.

En total son 175 mil habitantes de la región los afectados con el corte del servicio. Además de 400 usuarios de otras comercializadoras nacionales.

Según el gerente de Cedelca, lo último que queda ahora es esperar que la Corte Suprema de Justicia emita un veredicto final sobre la impugnación que se formuló por el fallo del Juzgado Primero Laboral.

Con el embargo la empresa no ha podido cancelar los salarios a sus 450 empleados y los 1.900 millones de pesos mensuales al mercado mayorista energético, que sin pago al día suspende el suministro.

fue respaldada por la Asociación Nacional de Empresas de Servicios Públicos Domiciliarios (Andesco) se recomienda

tado de deterioro se acentúe, afectando la confianza de los inversionistas, la posibilidad de continuar vinculando capi-

ENERGÍA

Contralor urge apurar reformas

La Contraloría General urgió acelerar soluciones para conjurar la crisis del sector eléctrico, que amenaza con degenerar en un apagón en el corto y mediano plazo.

El Contralor Carlos Ossa dijo que el gobierno había abandonado a su suerte a las electrificadoras en los últimos 3 años.

El pasivo a corto plazo de las empresas tuvo en el 2000 un valor cercano a los 500 mil millones de pesos. El pasivo total registró en el mismo año un total de 1,2 billones. Las electrificadoras están perdiendo su capacidad de generar recursos para poder cancelar sus obligaciones.

El Contralor explicó que el deterioro era tal que mientras hace 3 años por cada 100 pesos que las empresas vendían, ganaban 5 pesos, hoy por cada 100 pierden 12,8.

La situación más crítica la enfrentan Chocó, Arauca, Tolima, Boyacá y Cauca.

Ossa también recomendó a los municipios agilizar los pagos que tienen con las electrificadoras y a la Comisión de Regulación de Ener-

Las utilidades del Banco de Bogotá en el primer semestre, las mayores del sistema financiero en este período, sumaron 68.854 millones de pesos, 4,8 veces las de igual lapso del año pasado. Su patrimonio, el segundo del total de establecimientos de crédito, superó los 923.600 millones de pesos. El indicador de calidad de cartera se situó en 4,43 por ciento, frente a un promedio de 12,13 de los bancos nacionales.

Escalafón publicitario

La red mundial de publicidad Euro RSCG, que tienen operaciones en Colombiana, fue catalogada como la quinta agencia del ramo, de acuerdo a una clasificación anual regional que realiza la revista especializada Advertising Age. En Colombia la red Euro está presente a través de la agencia Procesos Creativos que lleva en el mercado 20 años manejando cuentas como Intel, Van Camp's, Bayer, Carrefour y Air France, entre otras.

Emisión de acciones

El Banco Colpatria informó a la Superintendencia de Valores que la junta directiva de la entidad en su asamblea del pasado 30 de agosto, aprobó la emisión y colocación de 9,6 millones de acciones ordinarias con el propósito de capitalizar la entidad y fortalecerla patrimonialmente. Un a vez revisado el reglamento la junta directiva lo aprobó por unanimidad y facultó a la administración para realizar el proceso.

Congreso de comerciantes


Participación en las ventas
Año 2000
Exito Cadenalco
Olímpica 12%
Carulla 12%
Alkosto 8%
Cafam 6%
Fuente: Fenalco Gráfico: Diseño Editorial / EL

La Federación Nacional de Comerciantes realizará el 24. 15 y 16 de octubre próximos su congreso anual en la ciudad de Bogotá. El encuentro permitirá que cerca de 1.000 empresarios se encuentren en la capital para escuchar las propuestas de los candidatos a la Presidencia de la República. Posteriormente, el 8 de noviembre se realizará en Cartagena representantes de todos los supermercados de Latinoamérica.

Crece movimiento portuario

En agosto el movimiento de carga por la Sociedad Portuaria de Santa Marta creció 51 por ciento con un total de 238.000 toneladas movilizadas. Entre julio y agosto el crecimiento ha sido del 48 por ciento, es decir 156.000 toneladas más que durante el mismo periodo del año pasado. Los mayores volúmenes de importación correspondieron a granos, productos químicos y vehículos con crecimientos del 94,144 y 261 por ciento respectivamente.

Inversiones en sector gráfico

Con una inversión que supera los 300 millones de pesos el Grupo OP S.A., compañía del sector gráfico, lanzó el Catalop, un manual para las empresas el cual reúne los conceptos en la elaboración de catálogos de productos que tiene como fin contribuir a la reactivación de las ventas de las compañías. La idea es asesorar a las empresas en la elaboración y diseño de un catálogo hasta la distribución del mismo.

Santos, los distribuidores, comercializadores y generadores de energía explicaron que la situación del sector eléctrico, agravada por una elevada cartera vencida, que alcanzó los 870 mil millones de pesos, está afectando la confianza de los inversionistas.

"Un elevado número de empresas está en situación de iliquidez, al punto que varias distribuidoras se encuentran en riesgo de limitación de suministro", agregó la carta.

En la misiva, que también fue respaldada por la Asociación Nacional de Empresas de Servicios Públicos Domiciliarios (Andesco) se recomienda que a través del decreto reglamentario del Faep se busquen los mecanismos para que se pueda cubrir la deuda por subsidios que es de 125 mil millones o bien el pago de la cartera vencida de entes territoriales con las empresas de energía.

"Nos preocupa que de no tomarse medidas urgentes, el estado de deterioro se acentúe, afectando la confianza de los inversionistas, la posibilidad de continuar vinculando capital a este sector e incrementando el costo de los recursos de financiamiento externo", indicaron.

Según las empresas de servicios, de los 870 mil millones que figuran como cartera vencida al cierre del año 2000, 310 mil millones de pesos era cartera oficial.

tendencia de Servicios Públicos.

suministro.

Tolima, Boyacá y Cauca.

Ossa también recomendó a los municipios agilizar los pagos que tienen con las electrificadoras y a la Comisión de Regulación de Energía y Gas (Creg) hacer modificaciones a la regulación.

"El Gobierno no ha aprendido del pasado cuando hubo el apagón. Ha faltado atención del Gobierno; por falta de acción se agrava la situación, si no se toman las medidas pertinentes", dijo Ossa.

SUBSIDIOS / CITA DE PRODUCTORES EN URUGUAY

Presión para abrir mercados agrícolas

Cada día crece la presión para que una eventual ronda de negociaciones en la Organización Mundial de Comercio (OMC), que sería lanzada en noviembre próximo, incluya la revisión de los subsidios agrícolas en los países desarrollados.

Para noviembre está previsto que, en Doha (Qatar), los 142 países miembros de la OMC decidan el inicio de una nueva ronda de negociaciones con miras a profundizar la liberación del comercio internacional.

Sin embargo, como en ocasiones anteriores, las subvenciones estatales a los productores agropecuarios (estimadas en 1.000 millones de dólares diarios) de las naciones industrializadas son la piedra en el zapato.

Ayer, por ejemplo, horas antes de comenzar en Punta del Este (Uruguay) la XXII reunión de los Ministros del Grupo Cairns (integrado por 18 países productores de alimentos y materias primas agropecuarias), los representantes de los cultivadores dijeron que, en la eventual ronda, es imprescindible negociar la apertura de los mercados agrícolas del mundo desarrollado como requisito para que se discuta lo relacionado con cualquier otro sector de la economía.

La ministra de Comercio Exterior, Marta Lucía Ramírez,



MARTA LUCÍA RAMÍREZ, ministra de Comercio Exterior.

antes de viajar el domingo al Uruguay señaló que la decisión de la Comunidad Andina (CAN) es trabajar al máximo para que el tema agrícola sea incluido en la agenda de las negociaciones de la OMC.

La CAN, precisó la funcionaria, es partidaria del lanzamiento de una nueva ronda en la cual debe haber claridad de que es necesario que se satisfagan los intereses de los países en desarrollo, entre ellos las subvenciones agrícolas, el trato diferencial como naciones de menor desarrollo y el acceso a mercados.

No obstante, dijo que aun si no se abordara el tema agropecuario, ella considera importante el lanzamiento de una nueva etapa de ne- **1-10**

ACCIONES DE MAYOR MOVIMIENTO

Especie	PRECIO Anterior	PRECIO Cierre	VARIACIÓN	VARIACIÓN Porcentual	PRECIO Máximo	PRECIO Mínimo
BOLSA DE VALORES DE COLOMBIA						
SUR.INVERSIONES	1,110.00	1,135.00	25.00	2.25%	1,138.00	1,130.00
BANBOGOTA	4,210.00	4,345.00	135.00	3.21%	4,350.00	4,250.00
BAVARIA	8,400.00	8,450.00	50.00	0.60%	8,450.00	8,450.00
VAL.SIMESA	810.00	840.00	30.00	3.70%	850.00	839.00
CEMARGOS	5,552.00	5,552.00	0.00	0.00%	5,552.00	5,550.00
CHOCOLATES	6,147.00	6,100.00	-47.00	-0.76%	6,100.00	6,100.00
VAL.BAVARIA	791.00	790.00	-1.00	-0.13%	790.00	752.00
ISAPV	1,150.00	1,150.00	0.00	0.00%	1,155.00	1,150.00

Fuente: BVC

ÍNDICES ACCIONARIOS

IGBC
Bolsa de Colombia agosto-septiembre
983,89 — 993,47
21 22 23 24 27 28 29 30 31 03

DOW JONES
Bolsa de Nueva York agosto-septiembre
10.280,68 — N.D.
21 22 23 24 27 28 29 30 31 03

NIKKEI
Bolsa de Tokio agosto-septiembre
12.280,38 — 10.409,68
21 22 23 24 27 28 29 30 31 03

FTSE 100
Bolsa de Londres agosto-septiembre
5.430,30 — 5.312,10
21 22 23 24 27 28 29 30 31 03

LOS MERCADOS

En el mundo

CAFÉ

BOGOTÁ (EFE)

El precio del café colombiano terminó el lunes a 0,75 dólares libra "ex dock" Nueva York, frente a 0,7180 dólares del viernes, informó la Federación Nacional de Cafeteros.

PETRÓLEO

LONDRES, (EFE)

Los precios del petróleo bajaban levemente ayer en el mercado de Londres. El crudo Brent para octubre bajaba un centavo de dólar y se encontraba a 26,53 dólares el barril antes del cierre del mercado, frente a los 26.54 dólares a que estaba el

En Colombia

DÓLAR

Mercado cambiario
Septiembre 3 / 2001

Precio de apertura	$ 2.305,00
Precio promedio	$ 2.306,94
Precio de cierre	$ 2.307,00
Precio mínimo	$ 2.302,00
Precio máximo	$ 2.308,50
Monto	84,60
No. Operaciones	129

(*) millones
Fuente: Datatec, Banco de la República.

FONDOS

ADMINISTRADOR FONDO EFC. NETA

ENDEUDAMIENTO / REPORTAN INDICIOS DE REACTIVACIÓN

Otros 500 millones de dólares para el 2002

El Conpes autorizó un cupo de endeudamiento, con lo que se 'blindará' el 68 por ciento del presupuesto del año entrante. Crece la inversión extranjera en US$ 1.385 millones.

Las autoridades económicas estimaron ayer que el salto de 2,69 por ciento en la demanda de energía en el mes de agosto "es un indicio claro de reactivación", que se suma al aumento registrado al cierre del primer semestre, en 1.385 millones de dólares, de inversión extranjera neta.

Esta "estabilidad macroeconómica" y la confianza expresada por los mercados internacionales en la colocación de bonos de deuda pública, fueron los argumentos que consideró el Consejo Nacional de Política Económica y Social (Conpes) para autorizar un cupo de endeudamiento por 500 millones de dólares, explicó el director de Planeación Nacional, Juan Carlos Echeverry.

El cupo aprobado hace parte de la estrategia financiera del país para "blindar" el presupuesto del año entrante y mantener esa confianza de los inversionistas, añadió Echeverry.

JUAN CARLOS ECHEVERRY, director de Planeación Nacional.

"Para este año, ya se consiguieron los 2.700 millones de dólares que se necesitaban, y otros 1.000 millones para financiar el presupuesto del año entrante, con lo cual estamos en el 45 por ciento del total de los 2.200 millones que se necesitan", explicó el director de Planeación.

Con el cupo de 500 millones de dólares más, aprobado ayer, se estará llegando al 68 por ciento del total requerido. "Los 700 millones restantes se buscarán a comienzos del próximo año", agregó.

¿Por qué se decidió anticipar la financiación del presupuesto del 2002? Porque al hacer el balance entre los beneficios de blindarlo y los costos de los intereses, se optó por aumentar en 500 millones de dólares esa prefinanciación, que es una suma balanceada, dijo.

Entre tanto, al cierre del primer semestre se llegó a una inversión extranjera de 1.978 millones de dólares, los cuales, frente a reembolsos de capital y remisión de utilidades, deja una inversión neta de 1.673 millones, que se compara favorablemente con los 288 millones de dólares del mismo período del año pasado. Es decir, el aumento, de un año a otro, es de 1.385 millones de dólares.

A esta buena noticia se agrega el hecho de que, al corte del 24 de agosto último, la demanda de energía fue de 3,69 por ciento, mientras que en julio era solamente de 1 por ciento. "Esta disparada, es una clara muestra de la actividad industrial que se perfila para el final del año, lo que representa un indicio de la reactivación", afirmó el funcionario.

INURBE / SE GESTIONAN OTROS $20 MIL MILLONES

Subsidios para desplazados

"Para que reconstruyan sus vidas, sus hogares y sus sistemas sociales y económicos" el Inurbe otorgó ayer 2.388 millones de pesos en subsidios a los desplazados por la violencia.

Con estos recursos se beneficiaron las primeras 334 víctimas de la violencia. Inurbe gestiona otros 20 mil millones de pesos

Las 25 regionales del Inurbe ya fueron notificadas del papel que deben jugar para ayudar a las víctimas de la violencia, quienes pueden usar el dinero de manera discrecional.

Es decir, que los 7,1 millones de pesos que va a recibir cada beneficiado, pueden emplearlo en compra de vivienda nueva o usada

CONGRESO

Debate a división del ISS

MEDELLÍN

Cinco razones analizará la Comisión Séptima del Senado de la República para promover el proyecto de Ley que pretende la división del Instituto de Seguros Sociales (ISS) en dos empresas: una encargada de la prestación de servicios de salud y otra dedicada a promover pensiones y riesgos profesionales.

Los cinco motivos para buscar la división de la entidad son: terminar con la unidad de caja, especializar la prestación de servicios, evitar la confusión con la sanción que existe actualmente para los servicios de salud, darle claridad a mediano plazo en prestación de servicios de diferentes empresas y establecer verdadera competencia con el sector privado.

Así lo hizo saber el senador antioqueño José Jaime Nicholls, miembro de la Comisión Séptima, y quien declaró ayer en Medellín que el "gigantismo" del ISS lo hacen inviable lo que, entre otras cosas, ha provocado una gran deserción de usuarios.

Nicholls informó que los estudios de este proyecto de Ley se iniciarán hoy con la asistencia del presidente del ISS, Guillermo Fino, y del ministro de Trabajo, Angelino Garzón.

Observó el senador que la división del instituto puede hacerse independiente de la reforma pensional, pero que para ello debe haber concertación entre el Congreso, la presidencia de la entidad y el sindicato.

Una propuesta similar de escisión del ISS surgió

dólares del viernes, informó la Federación Nacional de Cafeteros.

PETRÓLEO

LONDRES, (EFE)

Los precios del petróleo bajaban levemente ayer en el mercado de Londres. El crudo Brent para octubre bajaba un centavo de dólar y se encontraba a 26,53 dólares el barril antes del cierre del mercado, frente a los 26,54 dólares a que estaba el viernes.

BOLSA DE LONDRES

LONDRES, (EFE)

La bolsa de Londres cerró el lunes, con pérdidas pese a cierta actividad alcista en el sector de telecomunicaciones, en reacción a rumores y conjeturas sobre nuevas fusiones.

El índice FTSE-100 cayó 32,9 puntos para cerrar a 5.312,1 puntos.

Por otro lado el índice intermedio FTSE-250 también perdió 33,6 puntos y cerró a 6.082,7 puntos.

Precio de cierre	$ 2.307,00
Precio mínimo	$ 2.302,00
Precio máximo	$ 2.308,50
Monto	84,60
No. Operaciones	129

(*) millones
Fuente: Datatec, Banco de la República.

FONDOS

ADMINISTRADOR ÚLTIMO MES	FONDO	EFC. NETA
Ultrabursátiles	Ultrarenta	12,19%
Helm Securities	Capitalizar	11,51%
Acciones y Valores	Accival	12,06%
BBVA Val. Ganadero	Fontesoro	17,39%
Comis. de Colombia	Opción	12,17%
Profesionales de Bolsa	Valor	11,47%
Acciones de Colombia	Acco Renta	12,15%
Corredores Asociados	Interés	11,24%
Suvalor	Surenta	11,62%
Correval	Fonval	11,26%
Serfinco	Olimpia	11,89%
Interacción	Interrenta	11,82%
Valores del Popular	Multiplus	12,00%
Nación	Renta Nación	11,42%
Promotora Bursátil	Promorenta	11,94%
Nacional de Valores	Rentaval	11,65%
Valores de Occidente	Occivalor	13,17%

Fuente: Comisionistas de bolsa

TASAS DE INTERÉS

INDICADOR	UNIDAD	31.08.2001	INDICADOR	UNIDAD	ACTUAL	ANTERIOR
Créd. de consumo	%Efect.	31,21	UVR	%	0,04	0,42
Tarj. de crédito	%Efect.	35,79	DTF	%Efect.	12,07	12,29
Crédito ordinario	%Efect.	25,98	DTF	%Tr. A.	11,23	11,43
Créd. corporativo	%Efect.	15,33	DTF	%Tr. V.	11,56	11,76
Créd. de tesorería	%Efect.	15,63	DTF	%Sm. A.	11,08	11,26
Tasa interbancaria	%Día venc.	10,50	DTF	%Sm. V.	11,73	11,93
Libor	%Efect.	3,56	TCC	%Efect.	12,84	13,03
Prime	%Efect.	6,75	TCC	%Tr. A.	11,90	12,06
TBS 2-14 (PM10)	%Efect.	5,10	TCC	%Tr. V.	12,26	12,44
TBS 15-29 (PM10)	%Efect.	5,02	TCC	%Sm. A.	11,72	11,88
TBS 30 (PM10)	%Efect.	8,41	TCC	%Sm. V.	12,45	12,63
TBS 60 (PM10)	%Efect.	9,74	Capt. 180	%Efect.	12,74	12,79
TBS 90 (PM10)	%Efect.	12,01	Capt. 360	%Efect.	13,04	13,06
TBS 180 (PM10)	%Efect.	12,53	Int. bnc. cte.	%Efect.	26,08	25,17
TBS 360 (PM10)	%Efect.	12,70	Usura	%Efect.	39,12	38,07
TBS >360 (PM10)	%Efect.	11,82	Int. Mora	%Efect.	39,12	37,76

(PM10)=Promedio móvil 10 días. Fuente: Superintendencia Bancaria y Banco de la República

FIDUCIARIAS

FIDUCIARIA	FONDO	RENT.
Fiducolpatria	FCO Rendir	13,19%
Helm Trust	FCO Credifondo	12,12%
Santander Investment	FCO	11,88%
Lloyds Trust	FCO Lloyds Open	11,75%
La Previsora	FCO Efectivo	13,55%
Fiducomercio	FCO Unir	12,81%
Fiduagraria	FCO Confirenta	12,03%
Fidutequendama	FCO Cash	13,14%
Fidubogotá	FCO Premier	15,25%
Fiducafé	FCO Rentacafé	13,22%
Cititrust	FCO Interfondo	12,26%
Fidunión	FCO Único	9,21%
Fiduganadera	FCO Fam	12,48%
Fiduvalle	FCO Plus	14,14%
Fiducolombia	FCO Fiducuenta	11,81%
Fiducolmena	FCO	13,53%

Rentabilidad efectiva neta promedio última semana
Fuente: Sociedades fiduciarias

MONEDAS

PAÍS	MONEDA	US$	PESOS
Europa	Euro	1.0966	2,094.52
Reino Unido	Libra Est. (£)	0.6868	3,344.28
Alemania	Marco (DM)	2.1448	1,070.89
Francia	Franco	7.1933	319.30
Italia	Lira	2,123.34	1.0817
España	Peseta	182.54	12.583
Suiza	Franco Suizo	1.6626	1,381.48
Japón	Yen (¥)	118.80	19.334
Canadá	Dólar can.	1.5496	1,482.22
Brasil	Real	2.5650	895.46
Argentina	Peso	1.0000	2,296.85
Perú	Nuevo Sol	3.4800	660.01
Chile	Peso	662.00	3.4696
Venezuela	Bolívar	737.25	3.1154
Ecuador	Dólar	1.0000	2,296.85
México	Peso	9.1900	249.93
Panamá	Balboa	1.0000	2,296.85

Fuente: Agencias

Subsidios para desplazados

"Para que reconstruyan sus vidas, sus hogares y sus sistemas sociales y económicos" el Inurbe otorgó ayer 2.388 millones de pesos en subsidios a los desplazados por la violencia.

Con estos recursos se beneficiaron las primeras 334 víctimas de la violencia. Inurbe gestiona otros 20 mil millones de pesos.

El gerente general del Inurbe, Iván Rodrigo Alvarado, informó además que el único requisito para obtener el beneficio es estar inscrito en el Registro Único de Población Desplazada de la Red de Solidaridad.

"No se les exige el requisito del 10 por ciento del valor de la vivienda, para aspirar al subsidio, ni conformar un grupo familiar, como ocurre con los demás postulantes del subsidio", aseguró.

Las 25 regionales del Inurbe ya fueron notificadas del papel que deben jugar para ayudar a las víctimas de la violencia, quienes pueden usar el dinero de manera discrecional.

Es decir, que los 7,1 millones de pesos que va a recibir cada beneficiado, pueden emplearlo en compra de vivienda nueva o usada, mejoramiento de la vivienda que posea, autoconstrucción o, inclusive, para pago de arrendamiento.

El Inurbe, apoyado por la Red de Solidaridad que tiene el Registro Único de Población Desplazada, trabaja en la elaboración de una base de datos, y ofrecerá asistencia técnica, a través de los coordinadores Magda Romero y Agustín Adarve, para que realmente se aplique el subsidio.

Observó el senador que la división del instituto puede hacerse independiente de la reforma pensional, pero que para ello debe haber concertación entre el Congreso, la presidencia de la entidad y el sindicato.

Una propuesta similar de escisión del ISS surgió en la administración del ex presidente del ISS, Jaime Arias.

Los sindicatos del Instituto de los Seguros Sociales se han opuesto a la divisón de la entidad, y por el contrario, defienden la unidad de empresa. Esta posición la mantienen.

Presión para abrir mercados...

VIENE DE LA 1-9

gociaciones, porque "lo peor que nos puede pasar es mantener el *statu quo*. Si se cometieron errores en las rondas anteriores, la única manera de corregirlas es participando en una nueva ronda".

Ayer, de acuerdo con un despacho de la agencia EFE, el presidente de la Asociación Rural de Uruguay, que encabeza el grupo de productores, Roberto Symonds, comentó que para una agricultura y ganadería eficientes, la única salida es incorporar el tema en la próxima ronda de la OMC, porque "no se puede admitir negociar otros sectores si no se incluye el análisis de la liberalización del comercio de los productos agrícolas".

El presidente del Uruguay, por su parte, Jorge Batlle, coincidió con los directivos gremiales en la necesidad de una rápida apertura del comercio agrícola, ya que, en su opinión, América Latina está en peores condiciones que hace 20 años a causa de las medidas proteccionistas de los países desarrollados.







amiher@eltiempo.com.co EL TIEMPO

ECONÓMICAS

CIFRA DEL DÍA

3,23 %, es la devaluación del peso en lo corrido del año.

DÓLAR

Tasa representativa del mercado	$ 2.296,85
Casa de cambio (c)	$ 2.110,00
Casa de cambio (v)	$ 2.170,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,71
Ayer	0,71

PETRÓLEO — Dólares por barril

Hoy	27,20
Ayer	26,55

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	989,53
Ayer	991,65

INTERÉS — Efectivo anual

DTF	12,07%
DTF Trimestre anticipado	11,23%
TBS Efectivo anual (Bancos a 90 días)	11,85%

UVR

HOY	$ 120,2951
MAÑANA	$ 120,2994

MONEDAS

Pesos por	Compra	Venta
Bolívar	3,11	3,21
Dólar (Ecuador)		$ 2.296,85
Peso mexicano		$ 254,28

Nuevos accionistas de Suramin

La reciente capitalización de Suramericana de Inversiones por 89.000 millones de pesos permitió la vinculación de 200 nuevos accionistas, con lo cual su número se elevó a 2.500. En el portafolio de la firma se cuentan 103 reconocidas empresas de los sectores de seguros, seguridad social, financiero, cementos, alimentos y comercio. Diez fondos internacionales participan en la propiedad de la compañía.

Perspectiva negativa

Producto Interno Bruto
(Variación porcentual anual trimestral)

I-2000	2,13
II-2000	3,27
III-2000	3,36
IV-2000	2,51
I-2001	1,7
II-2001	1,57

Fuente: Dane
Gráfico: Diseño Editorial / EL TIEMPO

La firma estadounidense Standard & Poors (S&P) afirmó sus calificaciones de crédito soberano a Colombia y mantuvo su visión negativa de la economía por el conflicto armado. "El costo económico del conflicto es alto y produce un impacto adverso en la inversión, contribuye a una fuga de cerebros y estimula el desplazamiento interno estimado en 1,5 millones de personas", concluye la calificadora.

Buen gobierno

La junta directiva del Bancolombia aprobó el Código del Buen Gobierno que había sido divulgado por la institución y el cual fue expedido en cumplimiento de la resolución 275 del 23 de mayo de 2001 de la Superintendencia de Valores. El código se encuentra a disposición de los accionistas y demás inversionistas en la sucursal virtual www.bancolombia.com y en la secretaría general del banco.

RCN renegociará crédito

La junta directiva de RCN Televisión informó a la Superintendencia de Valores que autorizó al Presidente de la compañía para negociar y suscribir con las entidades financieras acreedoras los términos

LABORALES / SINDICATOS PIDEN JORNADA SEMANAL DE 40 HORAS Y ELIMINAR EXTRAS

Arranca pulso por reformas

En medio de una amenaza de paro cívico nacional, los trabajadores presentan hoy su contrapropuesta de reforma laboral que en el fondo es una reforma económica.



LOS MINISTROS de Hacienda (izquierda) y Trabajo lo mismo que los empresarios recibirán hoy de los sindicatos su contrapropuesta de reforma laboral. Felipe Caicedo / EL TIEMPO

Hoy despega el debate entre Gobierno, gremios económicos y centrales obreras para buscar la concertación del Acuerdo de Solidaridad para el Empleo, que se propone crear 600.000 puestos de trabajo en dos años a cambio de una flexibilización en la contratación.

Las centrales obreras llegarán con un documento que han dividido en tres partes. En la primera hacen una evaluación de los últimos 11 años con la referencia de la apertura económica.

En la segunda parte los sindicatos hacen una propuesta de carácter macroeconómico a largo plazo, que simplemente es como darle un vuelco al país. Entre sus iniciativas están: Estímulo al desarrollo del sector solidario de la economía, exportaciones basadas en el desarrollo de las fuerzas productivas sin detrimento del consumo interno, una restricción selectiva de las importaciones, prioridad de la inversión hacia la economía real, no conseguir deuda para pagar deuda, política tributaria distributiva, incremento salarial que reactive la demanda interna, reforma de la estructura social agraria, preservación del medio ambiente y recursos naturales y una inversión más significativa en ciencia, tecnología e investigación.

En la última parte del documento las centrales se concentran en acciones de plazo inmediato.

Fondo para el empleo

Entre sus propuestas se destacan: suprimir privatizaciones y reestructuraciones, programas de empleo masivo, jornada de 40 horas semanales y acabar horas extras, creación del Fondo Nacional para el Empleo que se alimente con los recursos del tres por mil y uno o dos puntos del presupuesto nacional, renegociación de la deuda pública externa, reducción del IVA a 12 o 13 puntos, un programa integral para sector campesino, créditos de fomento para pequeñas y medianas empresas, reducción inmediata de tasas de interés e intermediación financiera, un programa de empleo para mujeres y jóvenes de hogares más pobres. Programas de inversión en montaje de centros de salud, educación, reactivación de todo el sector de la construcción y por último, poner al país a producir la comida para no importar los ocho millones de toneladas de alimentos anuales.

Con respecto a la propuesta del gobierno, que no se incluye en este documento, el secretario de la Cgtd, Julio Roberto Gómez, dijo que no hay nada que negociar de ese paquete por que no hay una sola iniciativa que genere empleo.

Gómez explicó que contratos a dos años y salario integral de cuatro mínimos, es africanizar la situación laboral. Jornada hasta las ocho de la 3-3

RCN renegociará crédito

La junta directiva de RCN Televisión informó a la Superintendencia de Valores que autorizó al Presidente de la compañía para negociar y suscribir con las entidades financieras acreedoras los términos y condiciones de la conversión del pasivo a corto plazo por un crédito a mediano plazo, incluyendo los intereses adeudados, por un valor de 141.702 millones por concepto de capital y 22.239 millones por concepto de intereses a mayo 31 de 2001.

Fondo de valores

La Superintendencia de Valores autorizó a la firma comisionista de bolsa Intervalores S.A. para administrar el fondo de valores que se denomina Protección Vista. El fondo iniciaría operaciones a partir de mediados de este mes. El monto de los aportes será de 50.000 pesos, con la posibilidad de obtener el reembolso en cualquier momento.

Estimulo al desarrollo del sector solidario de la economía, exportaciones basadas en el desarrollo de las fuerzas productivas sin detrimento del consumo interno, una restricción se-

REPÚBLICA DE COLOMBIA
MINISTERIO DE MINAS Y ENERGÍA
EMPRESA COLOMBIANA DE PETRÓLEOS
ECOPETROL

LICITACIÓN PÚBLICA LIC-PU-GAM-001-01

OBJETO: Servicio integral de Protección Industrial y Vigilancia Privada de las personas, instalaciones y equipos de la Gerencia de Alto Magdalena en el Departamento del Huila.

GERENCIA: Alto Magdalena - Neiva Huila

REQUISITOS PARA PARTICIPAR:

1. Cancelar el valor del Pliego de Condiciones.
2. Presentar la propuesta y garantizar su seriedad.
3. Demostrar la existencia y representación legal del proponente.
4. Asistir a la visita obligatoria al sitio donde se prestarán los servicios y a la audiencia informativa.
5. Demostrar la capacidad técnica mediante certificaciones expedidas por las entidades contratantes, de haber ejecutado, en los últimos tres (3) años, esta clase de servicios por un monto de cuatro mil cuatrocientos (4.400) salarios mínimos legales mensuales S.M.L.M.V., en no más de tres (3) contratos en forma individual. En casos de participación de consorcios o uniones temporales, al menos uno de los integrantes del consorcio o de la unión temporal, deberá cumplir como mínimo con el cincuenta por ciento (50%) de la capacidad de contratación.
6. Presentar la Licencia o Credencial expedida por la Superintendencia de Seguridad y Vigilancia Privada, de funcionamiento de la empresa que lo autorice a ejercer el objeto social de la misma.
7. Cumplir los requisitos establecidos en el pliego de condiciones, tener capacidad legal para contratar y no hallarse incurso en algunas de las causales de inhabilidad o incompatibilidad previstas en la ley colombiana.
8. Presentar la propuesta económica dentro del rango del 4% por encima del presupuesto oficial y el 10% por debajo del mismo. Ofertas superior al 4% se descartan. Las propuestas inferiores al 10% del presupuesto oficial, se citará al proponente para que justifique el por qué de los menores valores o se le pedirá por escrito dicha justificación.

CONSULTA, VENTA DE PLIEGOS: Desde el 13 de septiembre de 2001, hasta 19 de septiembre de 2001. Entre las 8:00 a.m. y las 16:00 horas, en la Coordinación de Contratación de la Gerencia Alto Magdalena. Dirección: km 17 vía Neiva - Bogotá. Teléfono 8671111, Neiva - Huila.

PRECIO: El valor del pliego de condiciones es de 4 SMLV ($ 1.145.200.00), por ejemplar, no reembolsable. Cancelarse mediante consignación en cuenta nacional de Granahorrar a nombre de ECOPETROL - Gerencia Alto Magdalena - Cuenta 3505-14964-0; o en efectivo o cheque de gerencia en la Tesorería de la Gerencia.

PLAZO DE LA LICITACIÓN: Desde el 13 de septiembre de 2001, hasta el 28 de septiembre de 2001, a las 14:00 horas.

FACTORES DE ESCOGENCIA: ECOPETROL evaluará las propuestas con base en los factores siguientes, los cuales se distribuirán entre un total de 1.000 puntos: (Se descartarán, aquellas que no alcancen el 75% del puntaje máximo otorgado a los aspectos técnicos).

A. PROPUESTA ECONÓMICA	700 puntos
B. PROPUESTA TÉCNICA	300 puntos
1. Experiencia del personal técnico ofrecido	100 puntos
2. Equipos Ofrecidos	100 puntos
3. Salud Ocupacional y Seguridad Industrial	100 puntos

EMPRESA COLOMBIANA DE PETRÓLEOS ECOPETROL

PRIMER AVISO

CAMBIO PARA CONSTRUIR LA PAZ

EL TIEMPO
LUNES 3 DE SEPTIEMBRE DE 2001



LA HOJA de coca podría ser comercializada en el Japón como una bebida relajante. Archivo / EL TIEMPO

ECONÓMICAS

QUEJAS POR LOS SERVICIOS

Una encuesta de Fedesarrollo reveló que las tarifas de los servicios agobian a las familias.

3-3

CULTIVOS / LA OFERTA ES VARIADA

Productos exóticos en lugar de coca

ECONÓMICAS

ISMAEL ENRIQUE MEDINA F.
Corresponsal de EL TIEMPO

CARACAS

Una canasta de cien productos originarios de la zona andina tienen los países de la región para ofrecerle al mundo como propuesta de producción alternativa frente a la de bienes ilícitos.

Está compuesta por una variada gama que va desde bebidas relajantes y antiestrés hasta variedades de papa que solamente se dan en los altos Andes, pasando por maíz blanco y algunos tipos de fríjol que han sido sembrados desde la época de los Incas.

Son productos que solamente los hay en la región y que los españoles, por estar ubicados en tierras altas, frías y de difícil acceso hace cinco siglos, nunca se llevaron al Viejo Continente.

Algunos cultivos alternos datan de la época de los Incas.

Por eso es que el Parlamento Andino, que terminó una reunión el viernes, decidió estudiar la propuesta del congresista peruano Santos Jaimes Serkovic de usar la hoja de coca como mate de coca para preparar una bebida relajante que ya tiene mercado en el Japón.

"Si se están buscando cultivos alternativos porque no vender lo que es solo nuestro y que ya gusta en países de Europa del Este y Japón", insistió el parlamentario peruano.

La canasta también cuenta con dos variedades de frijoles conocidos como chocho y nunica que se siembran en tierras muy altas, y de los cuales ya se han enviado muestras comerciales al exterior y

ESTUDIO / HAY CASI 500 MILLONES DE INTERNAUTAS

Usuarios se sumergen en la red



Ilustración: Diseño Editorial / EL TIEMPO

Los usuarios de Internet ya no dan muchas vueltas: ahora se concentran en sitios que les ofrecen exactamente lo que buscan.

COMPUTADORES

La población actual de usuarios de Internet que se conectan desde su casa es de unos 459 millones de personas en el mundo, según un estudio de la firma especializada Nielsen/NetRatings. La cifra supera en 30 millones el cálculo realizado durante los primeros tres meses de este año.

En la distribución por continentes, América Latina todavía se encuentra en el fondo de la tabla, con tan solo 4 por ciento de los internautas del planeta. Según cifras de la empresa consultora IDC Latin América, al final del año 2000

meses del 2001.

Europa, Medio Oriente y Africa se mantuvieron estables con 27 por ciento de las personas conectadas a Internet desde su casa, seguidos por la región Asia Pacífico, que representa 22 por ciento.

Al aumento constante en el número de cibernautas se suma una variación en los hábitos de consumo: ahora, los usuarios pasan más tiempo en la red, pero navegan menos.

La tendencia hasta hace algún tiempo era saltar de sitio en sitio buscando información, sin permanecer mucho tiempo conectados. Los últimos estudios han descubierto que los internautas se concentran en apenas un puñado de

se ha reducido a casi la mitad en el 2001, según datos de Jupiter Media Metrix, una firma que mide el tráfico en Internet.

Durante el pasado julio, el estadounidense medio pasó 20,7 horas conectado a Internet, unas dos horas más que en el mismo mes del año 2000

dría representar una tendencia negativa, pues hace que el usuario se mueva en un círculo reducido de opciones que, por lo general, refuerzan gustos o ideas que ya tenía establecidas.

"Esto puede ir en contra de una sociedad más abierta. Navegar por Internet estaba considerado como una manera de escapar de esto", declaró Joseph Turow, profesor del Centro Annenberg para la Política Pública, de la Universidad de Pensilvania.

Otro cambio en el uso de Internet detectado por los expertos es que los jóvenes dedican cada vez menos tiempo a navegar por los sitios de la red, o lo hacen por necesida-

"Si se están buscando cultivos alternativos porque no vender lo que es solo nuestro y que ya gusta en países de Europa del Este y Japón", insistió el parlamentario peruano.

La canasta también cuenta con dos variedades de frijoles conocidos como chocho y nunica que se siembran en tierras muy altas, y de los cuales ya se han enviado muestras comerciales al exterior y que cuentan con proteínas similares a la soya.

El Llacón es una raíz a la que se le puede extraer una especie de azúcar que en Perú se le da a las personas para prevenir la diabetes. Igualmente, se incluyen una serie de raíces y plantas medicinales como la uña de gato que se considera anticancerígena y la Maca que sirve para problemas de fertilidad.

ros tres meses de este año.

En la distribución por continentes, América Latina todavía se encuentra en el fondo de la tabla, con tan solo 4 por ciento de los internautas del planeta. Según cifras de la empresa consultora IDC Latin América, al final del año 2000 Colombia aportaba 452.813 usuarios a la red mundial.

Estados Unidos y Canadá aparecen en la primera posición con 40 por ciento de la población mundial de navegantes, a pesar de que la cifra es inferior en un punto porcentual a la de los primeros tres la red, pero navegan menos.

La tendencia hasta hace algún tiempo era saltar de sitio en sitio buscando información, sin permanecer mucho tiempo conectados. Los últimos estudios han descubierto que los internautas se concentran en apenas un puñado de páginas, si en ellas encuentran lo que buscan.

Tendencias

Durante el año pasado, alrededor de 60 por ciento de los navegantes de Estados Unidos visitaba más de veinte sitios cda mes, pero está proporción en el 2001, según datos de Jupiter Media Metrix, una firma que mide el tráfico en Internet.

Durante el pasado julio, el estadounidense medio pasó 20,7 horas conectado a Internet, unas dos horas más que en el mismo mes del año 2000. Jupiter también encontró que el uso de motores de búsqueda ha disminuido, lo que sugiere que los usuarios acceden cada vez de forma más directa a los sitios que necesitan.

Para algunos expertos, esta especie de "renuncia al espíritu aventurero" en Internet potro Annenberg para la Política Pública, de la Universidad de Pensilvania.

Otro cambio en el uso de Internet detectado por los expertos es que los jóvenes dedican cada vez menos tiempo a navegar por los sitios de la red, o lo hacen por necesidades escolares. En cambio, utilizan más el correo electrónico, los mensajes instantáneos o las populares salas de conversación (*chat*) para comunicarse con amigos y otros usuarios.

REDACCIÓN CIENCIA Y TECNOLOGÍA, CON INFORMACIÓN DE AGENCIAS



intel inside
pentium 4
2GHz*

ECONÓMICAS

CIFRA DEL DÍA
$ 1.275 millones, colocó ayer la Nación en la subasta de TES.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	▲ $ 2.301,23	*Dólares por libra en N.Y.*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual*		HOY		*Pesos por* Compra	Venta
		Hoy	0,71	Hoy	26,55	Hoy	991,65	DTF	12,29%	$ 120,2823	Bolívar	3,11	3,21
Casa de cambio (c)	▶ $ 2.110,00							DTF Trimestre anticipado	11,43%	MAÑANA	Dólar (Ecuador)		$ 2.301,23
Casa de cambio (v)	▶ $ 2.170,00	Ayer	0,72	Ayer	27,05	Ayer	990,40	TBS Efectivo anual Bancos a 90 días	N.D.	$ 120,2866	Peso mexicano		$ 254,68

Modificada Ley de servicios

El presidente Andrés Pastrana sancionó la Ley 689 por la cual se modifica parcialmente la Ley 142 de 1994 en la que se introducen cambios como la notificación de correo certificado, la eliminación de la protocolización del silencio administrativo positivo a través de notaría, límites a la solidaridad del propietario para evitar abusos de los arrendatarios, entre otros aspectos, informó el Superintendente de Servicios Públicos Domiciliarios, Diego humberto Caicedo.

Diplomado en Banbogotá

El Banco de Bogotá, con 260 oficinas en 62 ciudades, lanzó un ambicioso programa de capacitación para sus 2.800 empleados: la entidad presentó un diplomado sobre el negocio bancario en alianza con el Instituto Politécnico Grancolombiano y la firma Sicomarketing, especializada en capacitación empresarial. Según el programa serán 250.000 horas hombre de instrucción que se impartirán en el transcurso de un año; participarán más de 250 profesores.

Giraron plata de subsidios


Subsidios y contribuciones
(Millones de pesos)
2.189
6.411
0
-2.483
-5.023
-8.727
-10.930
Electrocosta
Electricaribe
98
99
00
Fuente: Ministerio de Minas y Energía. Gráfico: Diseño Editorial / EL TIEMPO

El Gobierno realizó una transferencia de 3.400 millones de pesos como abono a los 14.400 millones aprobados por concepto de los subsidios otorgados por Electrocosta y Electricaribe a los estratos 1, 2 y 3 durante el año 2001. De los recursos recibidos 1.100 millones corresponden a Electrocosta y 2.300 millones a Electricaribe, quedando pendiente un saldo de más de 2.900 millones que se esperan para la primera semana de septiembre.

Devolución de regalías

DANE / BAJA DESEMPLEO EN LAS PRINCIPALES 13 CIUDADES

1'914.000 subempleados más

De tragedia nacional, calificó el Mintrabajo las cifras sobre desocupación, que tuvo un pequeño descenso en las 13 principales ciudades.

Tasa de desempleo y subempleo
(Total nacional) Desempleo / Subempleo

Subempleo: 31,1 (Ene), 30,8 (Feb), 30,6 (Mar), 25,2 (Abr), 25,4 (May), 24,3 (Jun), 34,2 (Jul)
Desempleo: 16,4 (Ene), 16,8 (Feb), 15,3 (Mar), 14,6 (Abr), 14,3 (May), 15,1 (Jun), 15,2 (Jul)

Fuente: Dane. Gráfico: Diseño Editorial / EL TIEMPO

El subempleo se disparó 10 puntos en todo el país. El Dane reportó ayer que en julio 1.914.000 colombianos más entraron a esa categoría para completar 6.521.000 personas en está situación laboral.

Mientras tanto, la tasa de desocupación se mantuvo prácticamente estable, al pasar de 15,1 a 15,2 por ciento entre junio y julio, lo que significa 2.903.000 personas se encontraban sin empleo.

Para las 13 principales ciudades y áreas metropolitanas, sin embargo, el desempleo bajó de 18,6 a 17,8 por ciento entre los meses señalados, al tiempo que se crearon 100.000 puestos de trabajo.

Tras instalar ayer en la capital santandereana la Comisión Departamental de Concertación de Políticas Laborales, con representantes de los sectores oficiales y privados de la región, el ministro de Trabajo, Angelino Garzón, calificó las últimas cifras del desempleo como "tragedia nacional".

"El desempleo es igual a la desesperanza y el hambre. Debemos unirnos todos y pronto, igual a cuando ocurre un terremoto ú otra tragedia natural, porque la gravedad del desempleo exige acciones inmediatas", dijo el funcionario.

Además de examinar el mercado laboral en todo el país, el Dane también investiga lo sucedido en Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena y Villavicencio.

La economía experimentó una desaceleración tanto en el segundo trimes- 1-15

INGRESOS INSUFICIENTES

De los 2.656.000 personas que se declararon como subempleados en las 13 mayores ciudades del país, 2.074.000 consideran que sus ingresos son insuficientes para atender sus necesidades y, por lo tanto, deseaban y estaban disponibles para cambiar de trabajo.

De la misma forma, de ese mismo total, 1.106.000 trabajadores deseaban laborar más tiempo, que en su empleo principal o secundario tienen una *jornada inferior a 48 horas semanales.*

En el mismo sentido la encuesta del Dane indicó que, 292.000 trabajadores se *consideraron subempleados que querían* cambiar su situación para emplear mejor sus competencias profesionales (formación, capacitación, experiencia laboral) *y estaban disponibles para* hacerlo.

INTERESES / TASAS DEL 38% NO TIENEN SENTIDO: MINDESARROLLO

'La banca tiene que sacudirse'

El debate sobre las tasas de interés que cobra la banca volvió a prenderse tras las declaraciones del ministro de Desarrollo, Eduardo Pizano, quien considera que con los actuales niveles no se para disminuir los intereses. Los bancos sostienen que la sola baja de intereses no impulsa la economía y que se necesitan medidas integrales.

¿Porqué el jalón de orejas



'SOMOS CHIVOS EXPIATORIOS'

La presidenta de la Asobancaria, Patricia Correa, dijo que el sector está comprometido con la reactivación y cuestionó el hecho de que se estén buscando chivos expiatorios y se esté haciendo populismo por cuenta de la banca.

"La reactivación no depende exclusivamente de las tasas de in-

Fuente: Ministerio de Minas y Energía
Gráfico: Diseño Editorial / EL TIEMPO

millones a Electricaribe, quedando pendiente un saldo de más de 2.900 millones que se esperan para la primera semana de septiembre.

Devolución de regalías

El alcalde de Tolú, Alfredo Navas le pidió a la Comisión Nacional de Regalías que le devuelva al municipio el manejo de sus regalías, que ascienden a unos 15.000 millones de pesos anuales. Hoy la administración de los recursos está a cargo de la Gobernación de Sucre que asumió la tarea por casos de corrupción en el pasado. De la devolución depende que se puedan realizar los acuerdos con los acreedores ya que el municipio se acogió desde el pasado 8 de febrero a la Ley de Intervención.

Sin Iva soja boliviana

Colombia eliminó el Iva, fijado en un 15 por ciento, para las exportaciones de la harina y torta de soja boliviana, informó el Ministerio de Comercio Exterior de Bolivia. La decisión dará una mayor competitividad a la soja boliviana, considerada como el producto estrella de exportaciones no tradicionales y que en los primeros siete meses del año le reportó ingresos por 120 millones de dólares.

El debate sobre las tasas de interés que cobra la banca volvió a prenderse tras las declaraciones del ministro de Desarrollo, Eduardo Pizano, quien considera que con los actuales niveles no se puede reactivar la economía.

No es la primera vez que un funcionario hace un llamado a los banqueros para que disminuyan el costo del crédito. En los últimos meses se han realizado toda clase de reuniones entre Gobierno y entidades financieras no solo para que reactivar los préstamos sino también para disminuir los intereses. *Los bancos sostienen que la sola baja de intereses no impulsa la economía y que se necesitan medidas integrales.*

¿Porqué el jalón de orejas a los banqueros?

Lo que les estoy pidiendo a los banqueros es que bajen de una vez por todas las tasas de interés para sacar impulsar la economía, y que entienda que el país no sale adelante únicamente con las acciones del presidente Pastrana sino con el apoyo de todo el **1-15**



EDUARDO PIZANO, ministro de Desarrollo.

La presidenta de la Asobancaria, Patricia Correa, dijo que el sector está comprometido con la reactivación y cuestionó el hecho de que se estén buscando chivos expiatorios y se esté haciendo populismo por cuenta de la banca.

-"La reactivación no depende exclusivamente de las tasas de interés porque hay otros factores como la confianza o la inversión.

-"El 70 por ciento de los préstamos se otorgan a tasas muy bajas que están alrededor del 15 por ciento; solo una porción muy pequeña se otorga a tasas más altas, que son precisamente los créditos de consumo porque aquí el riesgo es mayor", dijo.

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS®

1-14 VIERNES 31 DE AGOSTO DE 2001 http://interactivo.wsj.com Una publicación de DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

Las autoridades de la Unión Europea ampliaron su investigación sobre las prácticas empresariales de Microsoft para indagar si la gigante estadounidense está intentando vincular de forma ilegal su software audiovisual Media Player con el sistema operativo Windows.

* * *

Royal Ahold, minorista holandés, está en conversaciones avanzadas para adquirir Alliant Foodservice, estadounidense de servicios de comida, por US$1.500 millones en efectivo, más la absorción de US$700 millones en deuda . (Lea más información sobre el sector minorista en esta pagina).

* * *

El Banco Central Europeo recortó sus tasas de interés a corto plazo en un cuarto de punto porcentual hasta el 4,25%. Sin embargo, dio pocas señales de realizar recortes adicionales en un futuro cercano, aun cuando redujo las proyecciones de crecimiento de la eurozona y declaró que la inflación estaba disminuyendo.

* * *

Charles Schwab, estadounidense de corretaje en línea, dijo que hará un recorte de 2.400 puestos de trabajo, o el 11% de su fuerza laboral, debido al debilitamiento de la actividad de transacciones de sus clientes.

* * *

Eastman Kodak, estadounidense de fotografía, está en conversaciones para comprar algunas operaciones mayoristas de la europea Spector Photo Group en Francia, Austria y Alemania. No se dieron a conocer los términos de la posible negociación.

* * *

REGIONAL

Nestlé anunció una alianza con la neozelandesa Fonterra para distribuir productos lácteos en Latinoamérica. La suiza no dio detalles financieros del acuerdo, pero indicó que iniciarían operaciones en 2002. Fonterra es una de las mayores exportadoras de lácteos en el mundo.

* * *

El Banco Central de Brasil dijo que venderá siete bancos estatales para febrero de 2002, comenzando en octubre de este año. El valor combinado es US$470 millones. En subastas anteriores, el BCB ha establecido un precio mínimo para los bancos estatales.

* * *

Musimundo, minorista de música en Argentina y Chile, entró en convocatoria de acreedores, con una deuda total de cerca de US$206 millones. Las ventas de la cadena, parte del fondo de inversión The Exxel Group, han caído 50% durante los últimos dos años, y espera ingresos por US$280 millones este año.

* * *

Celulosa Arauco y Constitución, forestal chilena, planea ofrecer US$300 millones en bonos a 10 años a través de J.P. Morgan Securities. Fitch, firma calificadora, otorgó una clasificación BBB+ a Arauco, apoyada por el sólido perfil de negocios y financiero de la compañía.

* * *

El Espectador, diario colombiano, anunció que dejará de publicar todos los días, limitándose a partir de esta semana a la edición dominical. El director atribuyó el cambio a los problemas económicos del país.

* * *

Wal-Mart y las bondades del Nafta

La reducción de aranceles le permitió recortar precios agresivamente y eliminar intermediarios, cambiando la faz del sector minorista en México

DAVID LUHNOW
Redactor de The Wall Street Journal

CIUDAD DE MÉXICO

Hace unos días, el comerciante Carlos Huerta entró a una tienda Sam's Club en esta ciudad y compró US$6.000 en palomitas de maíz para microondas marca Act II. Cruzó la calle con su pesado cargamento para luego revenderlo en su puesto callejero en el mayor mercado de ventas al mayoreo de Latinoamérica.

Antes, Huerta compraba el maíz (producido en Estados Unidos) directamente al distribuidor local. Pero en estos tiempos, cuando la frontera entre México y EE.UU. se vuelve cada vez más abierta, Wal-Mart Stores Inc. puede despachar Act II a sus muchos establecimientos Sam's Club en México por apenas unos cuantos centavos más de lo que cuesta en una tienda estadounidense, vendiendo incluso más barato que el propio distribuidor en México.

"He perdido muchos clientes", dice Huerta, cuyos principales clientes son las tiendas de abarrotes. "Ahora, muchos van directamente a Sam's".

Eliminando intermediarios como Huerta es apenas una de las muchas formas en que Wal-Mart ha logrado cambiar la forma en que México hace negocios. Una de sus estrategias clave ha sido aprovechar al máximo las bondades que ofrece el libre comercio —desde la eliminación de aranceles hasta la integración del transporte y la desaparición de las trabas burocráticas— que podrían eventualmente extenderse a otros países latinoamericanos que se sumen a la zona comercial o a un acuerdo de libre comercio para las Américas.

Gracias a las ventajas del Tratado de Libre Comercio de América del Norte, TLC o Nafta, y a la explotación de su gigantesco poder adquisitivo, ...

Después de que entró en vigor el Nafta en 1994, los aranceles cayeron, desatando en México una ola de demanda antes reprimida de productos estadounidenses.

El acuerdo también eliminó algunos de los problemas en el transporte y la burocracia gubernamental que había impedido a la compañía aprovechar al máximo sus ventajas competitivas en este país. Además, estimuló a que compañías de Asia y Europa se lanzaran a construir plantas nuevas en la zona de Nafta, dando a Wal-Mart un mejor acceso a más marcas extranjeras.

Considere la línea de televisores de pantalla plana Wega, de la japonesa Sony. En 1998, Ricardo Perera, encarcago de compras de electrónicos de Sam's Club en Ciudad de México, importó un puñado de Wegas desde Japón. Wal-Mart ofreció el televisor importado de 29 pulgadas en unos US$1.600. El elevado precio reflejaba una tarifa de importación de 23% además del costo de manejo y envío. Ese año, las tiendas Sam's Club en México vendieron apenas cinco televisores.

El año siguiente, para aprovechar al máximo los beneficios de Nafta, Sony construyó una gigantesca fábrica de Wega en la ciudad fronteriza de Mexicali. Al instalar su planta en México, Sony pudo enviar los televisores, libres de impuestos, a toda la zona de libre comercio del acuerdo. Y aunque el mercado objetivo principal era EE.UU., Perera detectó una oportunidad.

Puede ser un precedente de lo que ocurriría si el libre comercio se extiende a toda la región.

Los aparatos, ahora fabricados en México, le ahorrarían a Sam's un dineral en costos de envío y podría entonces traspasar esos ahorros directamente a los consumidores. En la actualidad, Sam's Club vende los Wega de 29 pulgadas en alrededor de US$600 y estos constituyen más de una tercera parte del total de la venta de electrónicos de Sam's en México.

La apertura de otras plantas ha posibilitado que Wal-Mart ofrezca ahorros similares en México sobre marcas extranjeras en productos que van de ropa interior a cámaras digitales.

Pero las cosas no fueron siempre color de rosa. A principios de los 90, traer las palomitas Act II del señor Huerta era todo un dolor de cabeza. Además de los elevados costos ... que el tratado de libre comercio entre México y EE.UU. que estaba tomando forma en ese entonces resultaría ideal para unir sus fuerzas.

En 1991, Wal-Mart salió por primera vez de su país natal, lanzando una sociedad igualitaria con el Grupo Cifra.

En apenas meses, abrió el primer Sam's Club en Ciudad de México; una tienda tipo bodega que vendía productos en grandes cantidades a precios apenas por encima de los precios mayoristas que fue un rotundo éxito, y rompió todos los récords de venta de Wal-Mart. La sociedad creció hasta incluir a cada nueva tienda abierta por cualquiera de ambas compañías. En 1997, Wal-Mart adquirió el control de Cifra al comprar un 12% adicional del minorista mexicano por US$1.200 millones.

Pese a haber cometido algunos errores de logística y distribución de productos en sus inicios, Wal-Mart aprendió la lección. Para 1999, Wal-Mart México había logrado reducir sus costos a tal grado que pudo considerar la idea de traspasar esos ahorros a los consumidores de una forma más sistemática. En agosto de ese año, cerró toda una tienda durante todo un día y rebajó sus precios en ese local en hasta un 14% en 6.000 productos. El experimento tuvo tal éxito que pronto cada Supercenter del país rebajó sus precios en una cantidad similar. Otros locales de Wal-Mart en México hicieron lo mismo en marzo de 2000.

El enorme poder adquisitivo de la compañía le ha permitido mantenerse al frente de sus competidores mexicanos que también están buscando formas de aprovechar las decrecientes tarifas de importación. Pero como Wal-Mart consolida sus pedidos de todos los productos que vende fuera de EE.UU., puede conseguir mayores descuentos de sus proveedores que sus competidores locales más pequeños. "Yo compro 20.000 juguetes de plástico, y Wal-Mart compra 20 millones. ¿A quién cree que le venden más barato?", se pregunta Francisco Martínez, director de administraciónn y finanzas de Comercial Mexicana, su principal rival.

Las tácticas poco ortodoxas de la minorista estadounidense han puesto a temblar a la competencia, cuyos elevados costos hacen casi imposible competir con Wal-Mart. "En el largo plazo, el resto de nosotros va a tener que fusionarse con algún socio local o extranjero para mantener el paso", dice Martínez.

densa de fotografía, está en conversaciones para comprar algunas operaciones mayoristas de la europea Spector Photo Group en Francia, Austria y Alemania. No se dieron a conocer los términos de la posible negociación.

* * *

La estadounidense Dell Computer venderá a su connacional de telecomunicaciones, Sprint, sus activos tecnológicos y la base de clientes de su negocio de hospedaje en la Web. La firma se distancia así de sus operaciones en línea, sector al que incursionó durante el auge de Internet.

* * *

Goodyear lanzará desde mañana en EE.UU. una campaña de publicidad en prensa y televisión, la primera desde la debacle de los neumáticos Firestone. El esfuerzo publicitario, que incluye una buena dosis de humor, ha sido criticado por su sentido cómico en un tema tan delicado.

* * *

Un informe del gobierno de EE.UU. dice que los gerentes de la planta en Michigan de la firma de alimentos Sara Lee "sabían o debieron saber" que sus *carnes para hot-dog y otras* estaban contaminadas con una bacteria mortal que causó la muerte en 1998 de 15 personas en ese país.

* * *

Kyocera, fabricante japonés de componentes electrónicos, dijo que *recortará 10.000 puestos* de su fuerza laboral internacional para finales de año. La compañía atribuyó la medida a la caída en la demanda de sus productos.

* * *

El Espectador, diario colombiano, anunció que dejará de publicar todos los días, limitándose a partir de esta semana a la edición dominical. El director atribuyó el cambio a los problemas *económicos* del país.

* * *

Grupo Televisa planea la semana próxima la emisión de US$250 millones en bonos con vencimiento a largo plazo vía J.P. Morgan and Solomon Smith Barney, según fuentes cercanas.

* * *

En México, el nivel de empleo en las maquiladoras cayó un 0,9% en junio, frente al mes anterior, según el instituto de estadística. El empleo en estas plantas de ensamblaje ha caído todos los meses de este año.

* * *

NCC, grupo sueco de construcción, recibió una orden condicional para un proyecto de expansión de sistemas hidráulicos en la República Dominicana, valuado en US$180 millones. El contrato incluye la construcción de una presa, dos estaciones eléctricas y túneles en Alto Yuna.

* * *

La Sociedad de Fomento Fabril de Chile anunció que la producción industrial creció un 0,8% en julio, frente al mismo mes del año anterior. La producción subió un 1,9% durante los primeros siete meses del año, comparado al mismo lapso de 2000.

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El Dow, en menos de 10.000

El índice Dow Jones se hundió por debajo de la barrera de 10.000 puntos. Los inversionistas son cada vez más pesimistas sobre la recuperación de la economía estadounidense a corto plazo.
El cuadro muestra el desempeño de los índices bursátiles desde el 22 de marzo de 2001, cuando el DJ marcó su último mínimo.

Promedio Industrial Dow Jones
11.500
11.000
10.500
10.000
9.500
9.000
Cierre jueves 9.919,58
M A M J J A S
2001

Índice Compuesto Nasdaq
2.400
2.200
2.000
1.800
1.600
1.400
Cierre jueves 1.791,68
M A M J J A S
2001

Fuentes: Thomson Financial/Datastream, Índices Dow Jones

de las trabas burocráticas— que podrían eventualmente extenderse a otros países latinoamericanos que se sumen a la zona común o a un acuerdo de libre comercio para las Américas.

Gracias a las ventajas del Tratado de Libre Comercio de América del Norte, TLC o Nafta, y a la explotación de su gigantesco poder adquisitivo y red de distribución, Wal-Mart ha logrado adaptar al resto de Norteamérica el plan de negocios que por años la *ha convertido en la tienda favorita de los* estadounidenses.

En la actualidad, y a apenas una década de haber debutado en México, Wal-Mart domina el *sector de ventas minoristas* en ese país. Wal-Mart de México SA, tiene ventas anuales de casi US$9.000 millones y contribuye con más de un tercio de las ganancias anuales de unos US$1.100 millones fuera de EE.UU. de su matriz. También representa un terreno sólido para el talento y el crisol de ideas nuevas que pueden ayudar al gigante minorista a traducir la "filosofía de Wal-Mart" a *otros países, como* Alemania, donde la minorista ha tenido algunos tropezones.

En la actualidad, Wal-Mart opera 520 establecimientos en México, que van de las grandes tiendas tipo bodega, Sam's Club, a Wal-Mart Supercenters y pequeños cafés. Pero su éxito se debe a mucho más que sólo abrir enormes tiendas de descuento al sur del Río Bravo. Tiene mucho que ver con el hecho de que Nafta ha transformado a EE.UU., México y Canadá en una zona comercial única.

toda la región.

ha posibilitado que Wal-Mart ofrezca ahorros similares en México sobre marcas extranjeras en productos que van de ropa interior a cámaras digitales.

Pero las cosas no fueron siempre color de rosa. A principios de los 90, traer las palomitas Act II del señor Huerta era todo un dolor de cabeza. Además de los elevados costos de importación, los minoristas tenían que usar costosos intermediarios para obtener permisos de importación. Los productos demoraban hasta un mes para pasar la aduana y con frecuencia los funcionarios mexicanos exigían sobornos. La burocracia era una "tortura", dice José Angel Gallegos, ejecutivo de distribución de Wal-Mart.

Hoy, gracias al Nafta, Wal-Mart puede comprar las palomitas marca Act II directamente del fabricante estadounidense ConAgra, que incluso pone una etiqueta en español a petición de la cadena minorista. Wal-Mart vende las palomitas a un centro de distribución que construyó en Laredo, Texas, con el acuerdo de libre comercio en mente. Allí, un camión contratado por Wal-Mart México las recoge en cuestión de horas y al día siguiente el producto está en los anaqueles de un Sam's Club. Sus rivales, mientras tanto, siguen comprando el mismo producto a los distribuidores locales a un precio más elevado.

El legendario fundador de Wal-Mart, Sam Walton, parece haber previsto todo esto. En 1990, Walton conoció a Jerónimo Arango, cuya compañía, Grupo Cifra SA, fue pionera en la creación de tiendas de descuento en México. Arango y Walton pronto acordaron

administración y finanzas de Comercial Mexicana, su principal rival.

Las tácticas poco ortodoxas de la minorista estadounidense han puesto a temblar a la competencia, cuyos elevados costos hacen casi imposible competir con Wal-Mart. "En el largo plazo, el resto de nosotros va a tener que fusionarse con algún socio local o extranjero para mantener el paso", dice Martínez.

Repetidamente, Wal-Mart México ha aprovechado Nafta y otros aspectos económicos para desatar verdaderas guerras de precios. Por ejemplo, en lugar de embolsarse las ganancias inesperadas que registró su tienda cuando cayeron los aranceles sobre ventiladores de pie marca Lasko de 20% en *1993 a 2% en la actualidad*, José Luis Laparte, ejecutivo de Sam's Club, ordenó rebajas en el precio equivalentes a la reducción del arancel de importación.

Wal-Mart espera repetir el éxito en sus otras localizaciones.

John Menzer, director ejecutivo de Wal-Mart International, dice que el éxito de las bodegas de Wal-Mart México —bajos precios, pocas pretensiones y una oferta limitada de productos en tiendas diseñadas para los consumidores de escasos recursos económicos— ha inspirado a Wal-Mart a abrir un clon brasileño llamado Todo Dia.

Y podría también poner a prueba ese formato en Estados Unidos. Los ejecutivos de Wal-Mart en China ya están también echando ojo a las operaciones mexicanas para llevarse algunas ideas.

ANN ZIMMERMAN, EN DALLAS, CONTRIBUYÓ A ESTE ARTÍCULO

Incierto futuro para los precios del petróleo

THADDEUS HERRICK
Redactor de The Wall Street Journal

¿Subirán los precios del petróleo el próximo año?

No, según muchos analistas de Estados Unidos, quienes pronosticaron que el precio del barril de crudo caerá a US$24 el próximo año, frente al nivel máximo de US$28 alcanzado este mes, ya que las crecientes perforaciones producen más petróleo y la demanda se mantiene tibia ante la debilitada economía mundial.

Últimamente, sin embargo, unos cuantos analistas y economistas han cambiado sus vaticinios y adelantan precios más altos, algo que sería muy positivo para los países productores, entre ellos muchos latinoamericanos y negativo para EE.UU.

"Unos precios del petróleo más altos amenazarían la recuperación económica en EE.UU. y Asia", dice John Cook, director de la división petrolera de la Dirección de Información Energética del Departamento de Energía de EE.UU.

¿Qué es lo que permite hablar de precios más altos?

Para empezar, la producción de las principales petroleras bajó durante la primera mitad del año, y los nuevos suministros podrían tardar más de lo esperado en llegar al mercado, dicen los analistas y economistas que no concuerdan con los *pronósticos bajistas* de precios.

Los inventarios han caído, sobre todo en EE.UU. y la nueva producción de naciones de fuera de la Organización de Países Exportadores de Petróleo (OPEP) y Rusia no se ha materializado.

Al mismo tiempo, la OPEP se está preparando para recortar un millón de barriles al día a partir de mañana, reduciendo su producción en 3,5 millones de barriles este año.

Con todo, *y en uno de los pronósticos* más osados hasta la fecha, Steven Pfeifer, de Merrill Lynch, dice que los inventarios decrecientes de EE.UU. *representan la misma amenaza* que en 1999, cuando el bajo nivel de reservas hizo que los precios subiesen por encima de US$35 el barril en 2000. La predicción de Pfeifer: Los mercados de crudo son "muy proclives" a alzas repentinas de precios que llevarían el barril por encima de los US$30.

¿Subirá alguna vez?
Precio semanal del crudo en contratos continuos para el mes vigente, desde fines de 1993.


US$40
35
30
25
20
15
10
94 95 96 97 98 99 00 01

Fuente: NYMEX vía Thomson Financial/Datastream

Edward Morse, asesor ejecutivo de Hess Energy Trading Co, agrega: "Merrill Lynch no está tan solo como parece". Morse se inclina por un alza en los precios del petróleo.

Con todo, la mayoría de los analistas todavía espera que los precios se mantengan en los niveles actuales. El crudo de referencia West Texas Intermediate cerró el jueves a US$26,58 el barril, con una caída de US$0,50.

La Agencia Internacional de Energía (AIE) espera que la demanda de petróleo aumente en sólo 800.000 barriles al día el próximo año a causa de la desaceleración de la economía mundial. Y se prevé más crudo no proveniente de la OPEP porque las firmas energéticas están aumentando sus gastos en exploración y producción en respuesta a los precios más altos de los dos últimos años.

Los que no están de acuerdo observan que la producción que no es parte de la OPEP, excluyendo un incremento de Rusia de alrededor de 500.000 barriles al día, se ha estancado en los últimos meses.

A pesar de que la inversión entre las principales petroleras ha subido hasta en 25% este año, sólo ahora los presupuestos está llegando a los niveles que alcanzaron antes de que fueran rebajados en 1998, cuando el precio del petróleo colapsó.

La industria ha sido lenta a la hora de volver a recuperar el brío, *afirma Larry Goldstein*, director de la firma Petroleum Industry Research Foundation, una compañía de consultoría con sede en Nueva York.

ECONÓMICAS

CIFRA DEL DÍA

398 millones de barriles, son las reservas de crudo de Ecopetrol.

DÓLAR

Tasa representativa del mercado	▲ $ 2.297,24
Casa de cambio (c)	▶ $ 2.110,00
Casa de cambio (v)	▶ $ 2.170,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,72
Ayer	0,72

PETRÓLEO — Dólares por barril

Hoy	27,05
Ayer	26,17

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	990,40
Ayer	986,22

INTERÉS — Efectivo anual

DTF	12,29%
DTF Trimestre anticipado	11,43%
TBS Efectivo anual Bancos a 90 días	11,73%

UVR

HOY	$ 120,2781
MAÑANA	$ 120,2823

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,11	3,21
Dólar (Ecuador)	$ 2.297,24	
Peso mexicano	$ 255,36	

Temores sobre seguridad

Los distribuidores de combustibles agrupados en Fendipetróleo le enviaron una carta al ministro de Minas, Ramiro Valencia, en la que se quejan que sus declaraciones sobre una aparente especulación con los precios de la gasolina y no han rebajado los 40 pesos como lo ordenó la ley a partir del 9 de agosto, está poniendo en riesgo su seguridad.

Regaño a banqueros

El Ministro de Desarrollo regañó ayer en el Congreso a los banqueros y los increpó a bajar las tasas de interés. Eduardo Pizano dijo que eran inadmisible tasas del 38 por ciento con una inflación del 8. El ministro inclusive amenazó con cerrar el respaldo a los créditos con cargo al Fondo Nacional de Garantías que para este año ascienden a 300.000 millones de pesos. "Que se pellizquen", dijo Pizano.

Estabilidad tributaria

La Dirección de Impuestos y Aduanas (Dian) aclaró que el reciente fallo del Consejo de Estado no revive los contratos de estabilidad tributaria, *creados por* ley en 1995, ya que estos quedaron derogados en la reforma tributaria aprobada el año pasado. Dijo que el fallo tampoco le concede la posibilidad a los *contribuyentes de pagar* sus impuestos en un plazo de hasta 10 años, como ha sido interpretado por algunos sectores.

Oficinas bancarias

El Banco Agrario de Colombia convertirá en oficinas bancarias las 10 agencias de servicio que la entidad tiene en igual número de municipios y departamentos del Huila. La decisión cobija a los municipios de Baraya, Elías, Turquí, Tello, Iquira, Nátaga, Oporapa, Paicol, Pital y Villavieja. Esto significa que los servicios financieros se prestarán durante 5 días a la semana y no 2 ó 3 como sucede en la actualidad.

VENEZUELA / LA PRÓXIMA SEMANA SE CONOCERÁ LISTA DE PRODUCTOS

Sí habrá recorte a las importaciones

La ministra venezolana Luisa Romero dijo que la medida tendrá vigencia inmediata. No descartó que haya excepciones a las compras que hacen a sus socios andinos.

El Gobierno venezolano reiteró ayer que las importaciones de cualquier origen, que suman aproximadamente 17.000 millones de dólares, serán restringidas en una cuantía que será definida la próxima semana.

La ministra de Comercio Exterior del vecino país, Luisa Romero, fue enfática en señalar que esta decisión de la administración del presidente Hugo Chávez, no tiene reversa, porque con ella se busca recuperar el campo, la industria y las microempresas venezolanas. Su vigencia será inmediata.

LUISA ROMERO, ministra de Comercio Exterior de Venezuela.

Los sectores mencionados tienen un mercado muy reducido en su propio país, ya que las importaciones copan un espacio bastante grande del mismo que les impiden progresar y generar empleo.

El Gobierno, dijo Romero, *quien asiste* en Bogotá a la reunión de la Comisión (Ministerial) de la Comunidad Andina, considera que para que el sector agropecuario y la industria puedan recuperarse es necesario reducir las compras externas, pues "tenemos el infortunio de importarlo todo".

Las autoridades económicas venezolanas, agregó, están estudiando una lista de 20 a 25 productos sobre los cuales se aplicarían las restricciones, pero hasta ahora no ha tomado ninguna determinación.

El intercambio colombo-venezolano, el más dinámico de la Comunidad Andina (CAN), se acercó a los 1.100 millones de dólares en el primer semestre, con un saldo favorable para Colombia superior a los 360 millones de dólares.

La Ministra advirtió 1-14

REFORMA

PIB, revés a creación de empleo

La desaceleración de la economía colombiana se puede convertir en un obstáculo para la discusión de la reforma laboral presentada por el Gobierno a las centrales obreras, y por supuesto, a la generación de empleo.

De acuerdo con los sindicatos con ese comportamiento mediocre del primer semestre, que según el Dane fue de 1,64 por ciento, va a ser más difícil que las empresas se comprometan en el incremento de la nómina del 2 *por ciento, con* lo cual se esperan crear 600.000 nuevos empleos.

Así opinó el Secretario General de la CGTD, Julio Roberto Gómez, quien sostuvo que si la producción y la deman- 1-13

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS.®

1-12 JUEVES 30 DE AGOSTO DE 2001 http://interactivo.wsj.com Una publicación de DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

COCA-COLA está en conversaciones para asumir el control administrativo de su mayor embotelladora en Alemania, en un esfuerzo por mejorar las ventas en ese mercado. La compañía de Atlanta posee actualmente un 42% de la embotelladora, con sede en Berlín.

* * *

Corning, estadounidense de fibra óptica, anunció un nuevo recorte de 1.000 empleos, tras el continuo deterioro de las ventas de equipos de telecomunicaciones. Para finales de 2001, la compañía habrá reducido en total 8.000 puestos de trabajo, o un 20% de su fuerza laboral.

* * *

La nueva jueza que lleva el caso antimonopolio del gobierno de EE.UU. contra Microsoft ordenó a las partes presentarse el 14 de septiembre sobre los temas pendientes en la batalla legal. Se espera que los abogados oficiales usen el nuevo sistema operativo Windows XP como evidencia adicional de que la compañía sigue usando ilegalmente su poder monopólico.

* * *

Suzuki Motor Corp. y Kawasaki Heavy Industries, el tercer y cuarto fabricantes de motocicletas en Japón, unirán fuerzas para producir vehículos todo terreno y motocicletas. La alianza no involucra intercambio de capital.

* * *

Nokia perdió una pequeña parte de su cuota de mercado global en el segundo semestre frente a sus rivales Motorola y Ericsson, según la firma de investigación de mercado Gartner Dataquest. La cuota de Nokia cayó del 35,3% al 34,8%; la de Motorola subió del 13,2% al 14,8%; y la de Ericsson, del 6,8% al 8,3%.

REGIONAL

AES, la mayor energética independiente del mundo, anunció su intención de adquirir el 43,2% de las acciones ordinarias de CANTV, telefónica de Venezuela, por US$1.370 millones. La oferta valora en US$24 cada acción y, de concretarse, elevaría a más de 50% la participación de la energética estadounidense. Verizon es ahora el accionista controlador de CANTV.

* * *

Roche, *gigante farmacéutica*, se reunió el miércoles con el ministro de salud de Brasil para negociar el recorte de precios de un fármaco contra el sida patentado por Roche, después de que el país amenazara con comenzar a producir la droga nelfinavir en febrero próximo, reduciendo drásticamente su costo.

* * *

UOL, proveedora de Internet brasileña, recortó sus pérdidas netas en un 35% durante el primer semestre del año, comparado con el mismo período del año anterior, pero reportó pérdidas netas en el segundo trimestre de este año de US$32 millones, un 32% más que el año pasado.

* * *

Phillips Petroleum informó que el gobierno brasileño concedió la concesión de dos bloques de exploración a la petrolera estadounidense. La empresa pagó más de US$60 millones por ambas.

* * *

Microsiga, la mayor fabricante de software de Brasil, pospuso de junio hasta octubre su salida a bolsa en espera de mejores condiciones económicas, ante la cautela de los inversionistas.

* * *

Inconforme con sus resultados en América Latina, Ford planea recortes

JOSEPH B. WHITE
Redactor de The Wall Street Journal

DEARBORN, MICHIGAN

Jacques Nasser, presidente ejecutivo de Ford Motor Co., *no espera que disminuyan, a corto plazo*, las presiones económicas y competitivas que están repercutiendo negativamente sobre las ganancias de la automotriz. Nasser también adelantó que habrá más despidos, aparte de los 5.000 ya anunciados este mes en América del Norte. Con respecto a América del Sur, dijo no estar conforme con el desempeño de la firma en la región y agregó que están reevaluando esas operaciones.

En una entrevista en la sede central de Ford, Nasser señaló que la empresa estudia el cierre de plantas y otras medidas de reestructuración en América del Norte, ante el exceso crónico de capacidad y la creciente competencia de asiáticos y europeos. El ejecutivo agregó que Ford reducirá su tamaño en América Latina y realizará más ajustes de costos en Europa y Asia.

Argentina y Brasil inquietan a Nasser

"No estoy conforme" con el desempeño de las operaciones de América del Sur, dijo Nasser. "La situación económica es mucho peor de lo que nadie hubiera imaginado en Argentina y Brasil".

"Estamos reevaluando" las operaciones en América del Sur. "Son necesarias más medidas y serán bastante significativas", afirmó Nasser. Sin embargo, el ejecutivo afirmó que no planean abandonar el continente. La automotriz está terminando una nueva planta en Brasil. Ford perdió US$123 millones en América del Sur en los primeros seis meses de este año, según su balance cerrado al 30 de junio, menos de los US$145 millones en el mismo lapso de 2000.

Nasser tampoco fue muy optimista al trazar un panorama global de la industria. "Si uno echa una mirada desde el punto de vista macro, hay mucha capacidad", dijo el ejecutivo. "Si no se es eficiente y no se está en forma, y se carga con un exceso de activos que no se utilizan bien, eso no es justo para los clientes, empleados y accionistas. Estoy seguro de que conseguiremos el equilibrio justo".

Nasser espera que la revisión global de las operaciones de la compañía se complete en 60 días. Un actor clave en esta nueva estrategia será Nick Scheele, que el año pasado encabezó las reestructuraciones en Europa de Ford. Scheele se hizo cargo en julio de las operaciones de Ford en América del Norte como parte de una amplia reorganización de la gerencia.

Mientras que el principal foco de la revisión son las operaciones de autos de América del Norte, Nasser dijo que "todavía tenemos mucho por hacer fuera de América del Norte". Ford Europa tampoco está a salvo de este plan.

Nasser dijo que a pesar de la presión para ahorrar costos, Ford no planea un gran ajuste en el desarrollo de nuevos productos, aunque el lanzamiento de determinados modelos está siendo retrasado. "En general, el lanzamiento de productos durante los próximos cinco años tendrá casi el mismo ritmo de los últimos cinco años", dijo el ejecutivo. Ford gastó US$36.200 millones en gastos de capital entre 1996 y 2000.

En otro signo de la gravedad de la situación, los 6.000 principales ejecutivos de la empresa no cobrarán sus bonos de 2001. La última vez que Ford canceló los bonos fue en 1990, 1991 y 1992, durante la última recesión automotriz.

Estos planes suponen un *cambio dramático* en tan sólo un año. En agosto de 2000, los accionistas de Ford aprobaron un plan para devolver hasta US$10.000 millones a los accionistas a través de un complejo plan de recapitalización. En octubre de 2000, la empresa aumentó su dividendo trimestral en un 5% a US$0,30 por acción, como una señal de la confianza en sus perspectivas.

Pero desde ese momento, la automotriz ha tenido una serie de contratiempos coronados con su alerta del 17 de agosto de que las ganancias para 2001 serían de tan sólo US$0,70 por acción, muy debajo de las expectativas de Wall Street.

La todavía vigente controversia acerca de la seguridad de los neumáticos Firestone que equiparon millones de vehículos Ford (en su mayoría camionetas Explorer) le ha costado a Ford alrededor de US$3.500 millones antes de impuestos en 2000 y 2001. La firma dijo que espera gastar otros cientos de millones este año para arreglar problemas de calidad en determinadas líneas de vehículos y en alcanzar acuerdos sobre las demandas judiciales vinculadas a estos problemas.

La marca local ganaría batalla global

SARAH ELLISON
Redactora de The Wall Street Journal

En un mundo de *marcas globales*, a los consumidores todavía les gusta comprar en el almacén de la esquina o el supermercado local. Ese es el mensaje que los clientes están enviando al minorista francés Carrefour SA, el número 2 del mundo después de Wal-Mart Stores Inc., y a Ahold NV, la cadena holandesa de supermercados que Norte, la cadena argentina que la francesa terminó de comprar este año. En un principio la idea es que Carrefour y Norte mantengan su propia identidad, dice Carrefour Argentina.

Hasta el momento, la estrategia no ha sido bien recibida. Las acciones de Carrefour han caído un 30% desde el acuerdo con Promodes, el crecimiento de las ganancias netas y las ventas se ha desacelerado y la compañía ha modes y del formato universal de tienda de Carrefour. Los locales están divididos en lo que llaman universos, en donde todos los productos para niños están en una sección y los de baño en otra.

Además, agrega, la compañía reduce costos al operar con el mismo nombre en todas partes.

"Cambiar el nombre de una tienda puede desorientar a los compradores en el corto plazo, pero vale la pena a largo plazo",

Credit Suisse, lista para sacar la tijera

MARCUS WALKER
Redactor de The Wall Street Journal

Credit Suisse Group AG registró una caída del 23% en sus ganancias del segundo trimestre y advirtió que el deterioro probablemente se intensificará en los

...Ericsson, según la firma de investigación de mercado Gartner Dataquest. La cuota de Nokia cayó del 35,3% al 34,8%; la de Motorola subió del 13,2% al 14,8%; y la de Ericsson, del 6,8% al 8,3%.

* * *

Autoridades de la competencia europeas adelantan una investigación informal sobre una inversión del gobierno británico en el proyecto de Rolls Royce de construir motores para el planeado avión comercial superjumbo de Airbus. Boeing, principal rival de Airbus, dice que la participación gubernamental es equivalente a un subsidio, por lo que constituye competencia desleal.

* * *

La tasa de mortalidad de niños en vehículos con bolsa de aire en la silla del copiloto cayó en un 90% desde 1996 en EE.UU., según un grupo promotor de seguridad de la industria automotriz. La drástica reducción se debe a un mayor uso del cinturón de seguridad en los menores, un mayor uso de la silla posterior y a que se están fabricando bolsas de aire más seguras.

* * *

Autoridades estadounidenses hicieron un llamado al Congreso para que clarifique la ley de derechos de autor para la música en línea. Las firmas de música en la Web sostienen que las actuales reglas son confusas y no determinan exactamente qué se le debe pagar a los dueños de derechos de autor cuando sus canciones son puestas en Internet.

Microsiga, la mayor fabricante de software de Brasil, pospuso de junio hasta octubre su salida a bolsa en espera de mejores condiciones económicas, ante la cautela de los inversionistas.

* * *

Proyecto Alumysa, subsidiaria de Noranda, minera canadiense, ha presentado un estudio de impacto ambiental requerido por la Comisión Nacional de Medio Ambiente de Chile, para recibir aprobación de la construcción de una planta de reducción de aluminio.

* * *

El sindicato de trabajadores en la planta mexicana de Volkswagen rechazó categóricamente la oferta de la empresa de 8,5% de aumento salarial. Los líderes sindicales instaron a la empresa a subir su propuesta "sustancialmente".

* * *

El número de empleados de la industria manufacturera en México cayó por octavo mes consecutivo. El empleo en el sector fue un 4,4% inferior en junio frente al año pasado, según el Instituto Nacional de Estadística. Los salarios reales subieron 6,3% ese mes en términos anualizados, su mayor salto mensual desde enero.

* * *

Argentina se convirtió en miembro de la Corporación Andina de Fomento, lo que abre las puertas al atribulado país a más financiamiento.

Envíe sus comentarios a:
americas@wsj.dowjones.com
200 Liberty St. NY, NY 10281 EE. UU.

EE.UU. apenas crece

Variación trimestral del PIB, anualizada y ajustada por temporada.

12% · 8 · 4 · 0 · −4 — 1990 · 95 · 00 01

Fuente: Departamento de Comercio, Economy.com

La economía estadounidense apenas creció en el segundo trimestre, pero al menos evitó la contracción, calmando momentáneamente los temores sobre una inminente recesión. El crecimiento del 0,2% en el PIB es el menor en ocho años, pero es aún mejor que el pronóstico cero de varios economistas. Aunque esta cifra es, en realidad, de casi cero, un crecimiento negativo hubiese tenido un impacto político y psicológico que habría afectado también a los consumidores. El presidente George W. Bush dijo el miércoles en San Antonio, Texas, que la recuperación parece venir a un paso "muy lento". Entre tanto, las ganancias corporativas después de impuestos cayeron un 2%.

Redactor de The Wall Street Journal

En un mundo de marcas globales, a los consumidores todavía les gusta comprar en el almacén de la esquina o el supermercado local. Ese es el mensaje que los clientes están enviando al minorista francés Carrefour SA, el número 2 del mundo después de Wal-Mart Stores Inc., y a Ahold NV, la cadena holandesa de supermercados que ocupa el tercer lugar.

De los dos gigantes europeos, que hoy entregarán resultados para el primer semestre, Carrefour está aprendiendo una dura lección: lo arriesgado que es cambiar los nombres de sus locales.

> **Los nombres de sus establecimientos también enfrentan a Ahold y Carrefour.**

Desde que compró a su rival, la también francesa Promodes SA, en noviembre de 1999 por unos 15 millones de euros en la mayor adquisición minorista del mundo, Carrefour ha cambiado el nombre de cientos de supermercados Pryca y Continent en Francia y España por el de Carrefour. La idea es reforzar una marca global única.

Carrefour, sin embargo, mantiene marcas locales en algunos supermercados. La cadena francesa tiene hipermercados con el nombre Carrefour en México, Brasil, Chile, Argentina y Colombia.

Pero en Brasil y Argentina, donde tienen supermercados, se han conservado algunos nombres originales. Un ejemplo es ...te año. En un principio la idea es que Carrefour y Norte mantengan su propia identidad, dice Carrefour Argentina.

Hasta el momento, la estrategia no ha sido bien recibida. Las acciones de Carrefour han caído un 30% desde el acuerdo con Promodes, el crecimiento de las ganancias netas y las ventas se ha desacelerado y la compañía ha sufrido deserciones, ya que los clientes fieles a los ex supermercados Promodes se han confundido con las nuevas marcas y distribución de los nuevos locales.

"Carrefour intenta exportar su modelo actual de hipermercados franceses, y esa estrategia puede ser una lotería", dice Mark Wasilweski, analista de comercio minorista de ABN Amro. "Incluso si se le está dando al consumidor lo que creen es un mejor nombre en el papel, los clientes están acostumbrados a marcas que conocen".

Carrefour dice que los problemas son a corto plazo. "Cambiar el nombre de los locales en Francia o España sí nos afectó por un tiempo y los clientes se desorientaron", comenta Christian Honore, portavoz de Carrefour. "Pero lo peor ya pasó".

Honore dice que la marca única permite a Carrefour aprovechar de ofertas más amplias de productos de la fusión con Pro... ...están divididos en lo que llaman universos, en donde todos los productos para niños están en una sección y los de baño en otra. Además, agrega, la compañía reduce costos al operar con el mismo nombre en todas partes.

"Cambiar el nombre de una tienda puede desorientar a los compradores en el corto plazo, pero vale la pena a largo plazo", dice Honore. "Donde quiera que vaya, usted sabe que tiene un nombre confiable".

Ahold juega sus fichas de una manera muy distinta, y sus acciones han subido un 14% desde noviembre de 1999. Ahold opera bajo el nombre de casi 20 marcas en todo el mundo, incluyendo Santa Isabel en Chile, Perú y Paraguay; Disco en Argentina, una empresa conjunta con la familia Peirano y Bompreço en Brasil. La holandesa cree firmemente que todo el comercio minorista es local, ya que los clientes desarrollan una lealtad hacia la marca de una tienda que han conocido durante décadas.

"Sabemos que es más caro operar 25 marcas alrededor del mundo en lugar de una", dice Jan Hol, vocero de Ahold, "pero creemos que el beneficio de una marca local fuerte es mayor". El lema de Ahold: "Todo lo que el cliente ve, lo hacemos local. Todo lo que no ve, lo globalizamos".

Se espera que la holandesa registre hoy un alza de 42% en sus ganancias netas para el primer semestre. Por su parte Carrefour, tendría un aumento en su utilidad neta de 6%. Los resultados de ambas en Latinoamérica serían afectados por la crisis argentina.

Wall Street: hasta los libros se tornan pesimistas

CASSELL BRYAN-LOW
Redactor de The Wall Street Journal

El mercado de valores no es el único que ha decidido moverse con cautela. Los libros sobre cómo y dónde invertir también se han vuelto pesimistas.

Los títulos sobre transacciones bursátiles, salidas a bolsa y empresas de Internet ya no acaparan las repisas de las librerías como antaño. En cambio, los editores están adoptando un enfoque más conservador hacia la inversión. Entre los títulos más recientes, o que están a punto de llegar a las principales librerías de Estados Unidos destacan: Inversión a prueba de un mercado bajista e Inversión para los cobardes.

"Ha sido un cambio casi tectónico", dice Steve Ross, director editorial de la filial de libros de negocios de Random House Inc. El Índice Nasdaq fue como una gigantesca máquina de póquer durante la cúspide del mercado, dice Ross, y la gente que vio a sus amigos y colegas entusiasmarse con sus inversiones "quiso ver cómo unirse a la ola...". Como resultado, "casi todo lo relacionado con las finanzas personales experimentó una rara y fuerte ventaja en el mercado de la venta de libros".

En la actualidad, dice Ross, "hay una verdadera lucha por parte de la gente que se involucró en las inversiones durante la era de la gran máquina de póquer por aprender lo que son los principios sólidos de inversión a largo plazo".

Considere a Sean Liesenberg, un consultor en informática de 35 años cuyo plan de jubilación cayó un 10%. El bajón del mercado "me ha vuelto más cuidadoso", dice. En lugar de buscar hacerse rico de la noche a la mañana, Liesenberg quiere ahora leer libros que ofrezcan estrategias para proteger el dinero de su jubilación.

"Claramente, ya no existe el mismo interés", admite Harry Edwards, editor de negocios e inversión de Amazon.com.

Aproximadamente el 20% de todos los libros vendidos en Amazon.com en 1999 tenían algo que ver con la inversión, y hoy esa cifra es de entre 9% y 10%.

En la actualidad, los títulos de mayor venta, explica Edwards, son aquellos que ofrecen consejos más tradicionales o que presentan un enfoque más realista hacia el dinero.

Ahora, muchos lectores están buscando títulos que los ayuden a diversificarse y salir de los turbulentos mercados bursátiles. Y esto es parte de la razón por la que los libros sobre bienes raíces se siguen vendiendo bien.

Mientras hojea una copia de Compre, alquile y venda: cómo ganar al invertir en el negocio de bienes raíces residenciales, Gifford Lee, de 29 años, dice que quiere invertir en bienes inmuebles tanto por razones personales como de inversión. "Estoy buscando (algo) en el largo plazo", dice Lee, quien promueve fondos de inversión para un banco en Wall Street.

...sacar la tijera

MARCUS WALKER
Redactor de The Wall Street Journal

Credit Suisse Group AG registró una caída del 23% en sus ganancias del segundo trimestre y advirtió que el deterioro probablemente se intensificará en los próximos trimestrestre. La empresa recortará costos y empleos.

El segundo banco de Suiza fue duramente golpeado por el desplome en el mercado de capital privado. Sin embargo, tuvo un mejor desempeño que sus rivales en otros ámbitos, como la asesoría y fusiones y adquisiciones.

Credit Suisse Group anunció ganancias por 1.300 millones de francos suizos (US$781,2 millones), comparados con 1.700 millones en moneda local (US$1.020 millones), del mismo lapso del año previo.

El principal desafío del grupo está en Estados Unidos, donde los costos de su filial Credit Suisse First Boston casi alcanzaron un 87% de los ingresos en el último trimestre, una cifra más alta que la de sus principales rivales.

Plataforma sólida

Resultados de Credit Suisse Group, en millones de US$.

	2º trim	Var. % del trim. anterior
Ganancia neta:	774	-10
Ingresos por créditos:	966	+4
Ingresos por comisión:	2.821	-4
Ingresos por negociación:	1.932	+5
Ingresos por seguros:	1.143	+26
Costos:	4.911	+2
Ganancia neta operativa de:		
• Seguros, comercio minorista y banca comercial	504	+18%
• Banca privada	576	-11%
• Gestión de activos	88	+29%
• Banca de inversión	443	-33%

Fuente: La compañía

El presidente del directorio Lukas Muehlemann dijo que él y sus colegas "tendrán que ajustar las estructuras de costos en CSFB a los estándares de la industria".

El control de los gastos de personal y otros costos es una de las principales tareas del nuevo presidente ejecutivo de CSFB, John Mack, que se integró a la empresa en julio. Mack optó por no hacer declaraciones el miércoles acerca de sus planes de reducción de costos. Algunos ejecutivos, no obstante, señalaron que los empleados recibirían un plan la semana entrante.

El programa se concentrará en reducción de gastos que no tienen que ver con personal, en lugar de el despido de banqueros. Sin embargo, se podrían anunciar reducciones en áreas que no son consideradas fundamentales para la empresa.

ECONÓMICAS

CIFRA DEL DÍA
US $130 millones, serán las inversiones de Ecopetrol en actividades directas este año.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
Tasa representativa del mercado	▲$ 2.290,57	*Dólares por libra en N.Y.*		*Dólares por barril*		*IGBC (Índice General)*		*Efectivo anual*		HOY	Pesos por	Compra	Venta
		Hoy	0,72	Hoy	26,17	Hoy	986,22	DTF	12,29%	$ 120,2738	Bolívar	3,10	3,20
Casa de cambio (c)	▶$ 2.110,00							DTF Trimestre anticipado	11,43%	MAÑANA	Dólar (Ecuador)		$ 2.290,57
Casa de cambio (v)	▶$ 2.170,00	Ayer	0,72	Ayer	26,67	Ayer	994,77	TBS Efectivo anual Bancos a 90 días	12,07%	$ 120,2781	Peso mexicano		$ 254,75

Convención en Banco de Bogotá

Las directivas del Banco de Bogotá y su sindicato llegaron a un acuerdo laboral que permitió la firma de una convención colectiva de trabajo que regirá a partir del próximo primero de septiembre. Para el primer año el pacto incluye un incremento salarial del 11 por ciento y para el segundo el Indice de Precios al Consumidor (IPC) más un punto. La convención beneficia a 2.800 empleados.

Directiva de Valores Bavaria

Durante una prolongada reunión de la junta directiva de Valores Bavaria, que se cumplió ayer en Bogotá, se analizó la situación financiera y la viabilidad del periódico El Espectador. Valores Bavaria es el accionista mayoritario de Comunican S.A., el operador del diario capitalino. Hasta anoche no se conocía ninguna determinación tomada por la directiva.

Crecimiento agropecuario

Crecimiento de cultivos transitorios
Primer semestre de 2001

Maíz	15,2%
Sorgo	[illegible]
Papa	14,9%
Fríjol	9,5%
Soya	20,5%

Fuente: Ministerio de Agricultura. Gráfico: Diseño Editorial / EL TIEMPO

El Ministerio de Agricultura aclaró ayer que la caída del sector agropecuario del 0,34 por ciento en el segundo trimestre del año, se debió a la acentuada crisis del café. Sin embargo sin este producto, el sector creció 4,3 por ciento superando el crecimiento registrado en el primer trimestre del año, que fue de 3,5 por ciento. Esta tendencia se explica por el comportamiento de los cultivos

Se complicó el 2,4% del PIB

La probabilidad de que la economía crezca este año 2,4 por ciento este año es muy baja sostuvo el director de Prospectiva Económica, Javier Fernández, tras conocer las cifras del Dane. Dijo que una desaceleración económica se traducirá en mayor pobreza, complicación de la situación fiscal y de las entidades financieras y deterioro de la situación de orden público. El problema es la demanda interna.

DESEMPLEO / ESTRATEGIAS PARA TIEMPOS DIFÍCILES

Cómo sobrevivir a la crisis

Cerca de dos millones de hogares se fueron a vivir con sus familiares. Otros empeñan o venden el carro, el VHS o la plancha, se meten al 'rebusque' o se van a cuidar niños a E. U.

JOSÉ NAVIA Y JACQUELINE GUEVARA
Redactores de EL TIEMPO



EN UNA DE LAS CASAS de empeño de Chapinero aumentaron en un 80 por ciento los clientes que pierden sus enseres. Milton Díaz / EL TIEMPO

En su desesperación por causa de la crisis económica, los colombianos han tocado hasta en las puertas de los consultorios esotéricos en busca de un número mágico para la lotería o de cualquier empleo.

"Venir una abogada... un panadero que no vender pan. Estar muy endeudado. Tiene panadería y piensa cerrar... abogada que no consigue clientes venir por baños y riegos...", dice el 'Indio Camiangel', que tiene su consultorio en el sector comercial de Chapinero, en Bogotá, y asegura pertenecer a la etnia 'guayguachú', del Amazonas.

De cada diez de sus clientes, cuatro consultan por problemas económicos. Lo mismo ocurre en Mundo Astral – Bazar Esotérico, en el populoso administración y los servicios del apartamento donde vivían.

Las consultas esotéricas forman parte de la amplia gama de recursos a los que acuden miles de colombianos azotados por el desempleo y la crisis. Pero existen otras estrategias, más reales, a las que también recurren, según lo demuestra la última encuesta social realizada por la Fundación para la Educación Superior y el Desarrollo, Fedesarrollo.

El estudio encontró por lo menos ocho alternativas que incluyen: el regreso al hogar paterno, el 'rebusque' en el sector informal, la búsqueda de empleo por parte de amas de casa y de hijos jóvenes y la venta y empeño de bienes, que van desde apartamentos y fincas hasta planchas y licuadoras.

También recurren a otros caminos como préstamos familiares o con agiotistas, arriendo de piezas o viajes a otros países a trabajar por temporadas.

En los últimos tres años, cerca del 20 por ciento de propietarios en estratos altos vendieron la casa y hasta la finca para bajarse de nivel o cobijarse con el mismo techo de otros familiares. Lo mismo ocurrió con el 17 por ciento de los estratos bajos. En total, 1,8 millones de hogares, o sea el 20 por ciento de los hogares colombianos, estarían viviendo con otra familia o en inquilinatos, según Jorge Mario Ángel, presidente de Fedelonjas.

"Mis vecinos arrendaron el apartamento y se fueron a Zipaquirá, a pagar 200 mil pesos... Aquí pagaban 500 mil por cada niña en un colegio bilingüe, allá pagan 50 mil. Ella tenía carro, un Corsa, y ahora coge flota", dice un ama de casa del norte de Bogotá, que, junto con su esposo y sus dos hijos acordaron otra estrategia para enfrentar la crisis.

"Duré cuatro años sin conseguir trabajo y 1-12


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2,4 por ciento este año es muy baja sostuvo el director de Prospectiva Económica, Javier Fernández, tras conocer las cifras del Dane. Dijo que una desaceleración económica se traducirá en mayor pobreza, complicación de la situación fiscal y de las entidades financieras y deterioro de la situación de orden público. El problema es la demanda interna.

Impuestos no subirán

El Viceministro de Hacienda, Federico Rengifo, calificó de tendenciosas e irresponsables las declaraciones de la Asociación Colombiana de Gas Natural, Naturgas, que advirtió sobre un incremento en los impuestos territoriales. Sostuvo que el Estatuto de Ingresos es un proyecto concertado que busca racionalizar los impuestos de las regiones y que en ningún momento pretende aumentar las tarifas.

Nace L'alianxa

Para "presentar un frente común para un futuro promisorio para las agencias de viajes", como lo explicó Gerardo Duque de Viajes Chapinero, fue presentada anoche L'alianxa, considerada una organización turística más importante del país. Aunque en el anonimato, la alianza comenzó a funcionar en enero y desde ese momento hasta hoy se ubicó como la número dos facturando en Colombia.

etnia 'guayguacnu', del Amazonas.

De cada diez de sus clientes, cuatro consultan por problemas económicos. Lo mismo ocurre en Mundo Astral – Bazar Esotérico, en el populoso sector de Kennedy. A este lugar llegó hace dos días un matrimonio cuarentón, ingeniero él; enfermera ella, con dos hijos y sin empleo desde el año pasado.

Querían saber si era conveniente la decisión que acababan de tomar: irse a vivir cada uno con sus padres. Él a Yopal, y ella y los dos niños a Cali. Llevaban seis meses sin pagar la



THE WALL STREET JOURNAL AMERICAS®

1-10 MIÉRCOLES 29 DE AGOSTO DE 2001 http://interactivo.wsj.com *Una publicación de* DOWJONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

La confianza de los consumidores de EE.UU. cayó por segundo mes consecutivo en agosto, debido al debilitado mercado laboral, según reflejó el índice mensual del Conference Board. La caída, que contradijo los pronósticos de los expertos, podría amenazar el gasto, un importante componente del crecimiento económico en ese país.

* * *

Vivendi Universal planea vender su filial de publicaciones institucionales al grupo británico de inversión Cinven, por US$1.820 millones. La operación es parte de la venta de activos secundarios que usará el gigante francés de medios para financiar adquisiciones y reducir su exposición al volátil mercado publicitario.

* * *

Las papeleras estadounidenses Mead y Westvaco acordaron fusionarse a través de un intercambio de acciones valorado en US$3.000 millones. El acuerdo combina a dos compañías medianas que durante largo tiempo fueron consideradas como blancos de adquisición.

* * *

Deutsche Telekom registró una pérdida neta de unos US$318 millones durante la primera mitad del año, frente a una ganancia neta de US$3.921 millones durante el mismo período de 2000, y espera que sus ingresos crezcan 15% este año. La telefónica alemana anunció pronósticos optimistas para intentar recuperar la confianza de los inversionistas, después de que sus acciones cayeran casi 80% desde marzo.

* * *

La Comisión Europea aprobó la controvertida adquisición de Montedison por una alianza

REGIONAL

La Corporación Andina de Fomento y un grupo de bancos liderado por J.P.Morgan Chase & Co. cofinanciaron un préstamo de US$250 millones a la cervecera colombiana Bavaria. El presidente de la firma dijo días atrás que este dinero podría destinarse a la compra de la principal cervecera de Honduras, Cervecería Hondureña.

* * *

NH Hoteles, cadena hotelera española, ingresó en Brasil con la compra del 50% del hotel Della Volpe en la ciudad de São Paulo. La firma tiene 14 establecimientos en América Latina, incluyendo México, Uruguay, Chile y Argentina.

* * *

Siemens Westinghouse Power Corporation anunció que obtuvo un contrato por US$200 millones para brindar equipamiento a la planta energética Norte Fluminense, en el estado de Río de Janeiro, Brasil.

* * *

Endemol, filial del grupo español Telefónica, y la brasileña Globo firmaron un acuerdo para crear Endemol Globo TV, que se concentrará en la producción de contenido de televisión para el mercado brasileño.

* * *

McDonald's, cadena estadounidense de comida rápida, dijo que está reevaluando sus planes de expansión en México y Argentina para este año, debido a la situación económica de gran parte de América Latina. La empresa tiene 1.700 locales en la región y espera cerrar este año con entre 120 y 150 nuevos locales.

* * *

Carulla Vivero, cadena colombiana de supermercados, redujo su cifra máxima de re-

Bestfoods se vuelve una fuente de inquietud para Unilever

SARAH ELLISON
Redactora de The Wall Street Journal
LONDRES

Un año después de la adquisición por US$20.000 millones de la estadounidense Bestfoods por parte de Unilever, los inversionistas están cada vez más preocupados por el desempeño de Unilever y su integración de Bestfoods.

Una de sus principales preocupaciones gira en torno a la posibilidad de que las ventas de Bestfoods antes del acuerdo fuesen apuntaladas artificialmente por promociones especiales no relacionadas con la demanda de los consumidores. Ese fue un factor primordial en la decisión de Credit Suisse First Boston de rebajar el martes la calificación de Unilever, que pasó de mantener a vender.

El crecimiento de Bestfoods antes de su adquisición por Unilever "fue estimulado en buena medida por las promociones comerciales en lugar de por la demanda del consumidor", según el informe de CSFB. "Esto sugiere que Bestfoods estaba ofreciendo promociones a los supermercados y otros minoristas a pesar de que no existía una fuerte demanda de los consumidores de productos Bestfoods".

La mayonesa y aderezos para ensalada Hellman's, las marcas más conocidas de Bestfoods, han perdido participación de mercado en EE.UU. desde que Unilever realizó la adquisición, según información divulgada por la firma de investigación de mercado IRI.

Niall Fitzgerald

La compañía anglo-holandesa de productos de consumo declinó comentar específicamente sobre el informe de CSFB, pero dijo que la situación de inventarios en Bestfoods había sido discutida durante la presentación de sus resultados del primer semestre el mes pasado.

En ese entonces, el director general de finanzas de Unilever, Rudy Markham, dijo que el hecho que los minoristas eliminen productos de sus inventarios es un rasgo general del mercado minorista en EE.UU. hoy, y Unilever dijo que el desempeño rezagado de Bestfoods fue debido al agresivo proceso para integrar la compañía con las otras operaciones de Unilever.

También durante la presentación de resultados, Niall Fitzgerald, el copresidente del directorio de la compañía, habló sobre el pobre desempeño de Bestfoods, que redujo los ingresos de Unilever un 0,9% en el segundo trimestre. "Decidimos conscientemente que haríamos esto rápido para terminar de una vez por todas con las molestias", dijo Fitzgerald.

Unilever se ha deshecho de los negocios de productos para hornear y de sopas y salsas y está liberándose de marcas pequeñas para concentrarse en sus marcas principales como Hellman's y las sopas Knorr.

Las acciones de Unilever perdieron 5,5 peniques en Londres el martes, a 601 peniques (US$8,67). CSFB fue la única que recomendó vender Unilever, entre 31 analistas que siguen la acción, según Thomson Financial/First Call.

Otros 25 analistas califican la acción como igual que el mercado, y cinco como peor que el mercado.

Europa, más cerca de bajar las tasas

G.THOMAS SIMS
Redactor de The Wall Street Journal
FRANCFORT

A diferencia de la Reserva Federal de Estados Unidos, en los últimos meses el Banco Central Europeo ha mantenido sin cambios las tasas de interés para combatir la mayor inflación de Europa de los últimos ocho años. Pero ahora, luego de varios meses de malas noticias económicas, el BCE parece estar cerca de recortar sus tasas por segunda vez en el año, lo que

Otra vez bajo presión

Crecimiento anual de la masa monetaria M3, en %, en cifras ajustadas por temporada

8 / 7 / 6 / 5 / 4
F M A M J J A S O N D E F M A M J J

Variación de la inflación anual de la Eurozona, en %

3,5 / 3,0 / 2,5 / 2,0 / 1,5
F M A M J J A S O N D E F M A M J J

Boeing busca aumentar la seguridad de los aterrizajes

ANDY PASZTOR
Redactor de The Wall Street Journal

Boeing Co. planea instalar nuevos sistemas auxiliares de aterrizaje en la cabina de mandos de miles de sus aviones. El fabricante sostiene que ese paso representaría la mejora más significativa en la seguridad aérea desde mediados de los años 90.

El dispositivo adicional ha sido diseñado para ofrecer a los pilotos señales de advertencia con mayor antelación y más claras, en el caso de que un avión haya optado por la trayectoria equivocada a la hora de aproximarse a un aeropuerto. También emitirá señales cuando parezca probable que el aparato vaya a aterrizar en un lugar inapropiado de la pista, de modo que el piloto no podría disminuir la velocidad tranquilamente y apagar motores en el sitio indicado.

Se prevé que las primeras instalaciones empiecen el próximo año en la línea de ensamblaje del 737. Luego, se irán introduciendo paulatinamente en otros modelos durante la etapa de producción.

La empresa también prevé ofrecerlos para que sean colocados en un gran número de la flota ya existente de aviones Boeing. El fabricante planea anunciar los detalles en una conferencia de la industria que se realizará el próximo mes.

Los expertos en seguridad señalan, por ejemplo, que puede que ese tipo de información hubiera evitado el accidente que sufrió en marzo de 2000 un avión de Southwest Airlines en Burbank, California. En el siniestro resultaron heridas 16 de las 142 personas abordo. El Boeing 737 hizo un aproximamiento más brusco de lo habitual, tocó suelo a una velocidad excesiva, se estrelló contra una valla al final de la pista de aterrizaje y se detuvo frente a una gasolinera.

pronósticos optimistas para intentar recuperar la confianza de los inversionistas, después de que sus acciones cayeran casi 80% desde marzo.

* * *

La Comisión Europea aprobó la controvertida adquisición de Montedison por una alianza encabezada por Fiat y Electricité de France. Las autoridades aceptaron la compra después de que comprobaron que la estructura del acuerdo impediría que la francesa influyera en la estrategia del principal grupo energético de Italia.

* * *

Hyundai Group dijo que no aceptará los términos que propone AIG para comprar una participación en la sudcoreana, pues la estadounidense debería haber conocido las condiciones de la transacción antes de firmar el memorándum de entendimiento.

* * *

Intel y AMD, los principales fabricantes de chips para PC, presentaron estrategias muy distintas para captar nuevos clientes. Mientras AMD se concentrará en una campaña de marketing, Intel creará nuevas tecnologías para mejorar y simplificar las PC.

* * *

Gateway, fabricante estadounidense de PC, dio a conocer una extensa reorganización que incluye el recorte del 25% de su fuerza de trabajo y su retiro de los mercados de Europa y Asia. La estadounidense dijo que espera ahorrar alrededor de US$300 millones cada año gracias a esta medida.

de gran parte de América Latina. La empresa tiene 1.700 locales en la región y espera cerrar este año con entre 120 y 150 nuevos locales.

* * *

Carulla Vivero, cadena colombiana de supermercados, redujo su cifra máxima de recompra de acciones a US$1,75 millones. El 10 de agosto, los accionistas de la firma autorizaron una recompra de hasta US$4,76 millones en acciones.

* * *

El desempleo en Chile registró una leve alza en el trimestre mayo-julio al ubicarse en un 9,8%, lo que significa que 569.850 chilenos están desocupados, según el Instituto Nacional de Estadísticas. Este indicador aumentó un 0,1% con respecto al trimestre anterior, pero retrocedió un 0,4% respecto al mismo lapso del año pasado.

* * *

Líderes sindicales en la planta mexicana de Volkswagen dijeron que la empresa ofreció un aumento de sueldos del 8,5%, por encima de su anterior oferta del 7%, pero los trabajadores, que llevan once días de huelga, reaccionaron negativamente.

* * *

Las exportaciones uruguayas cayeron un 4% en el primer semestre del año, en comparación con el mismo período de 2000. Las ventas hacia el Mercosur, que representaron el 42% sobre el total, disminuyeron un 9,4%.

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Desempleo récord en Japón

La tasa de desempleo alcanzó su récord histórico del 5%



6%
4
2
0
1955 60 65 70 75 80 85 90 95 00

Nota: La cifra de 2001 es la tasa de julio

Fuente: Ministerio de Administración Pública

COMO muchos economistas esperaban, el desempleo en Japón alcanzó en julio el 5%, un récord histórico desde que esa estadística empezó a medirse en la década de 1950. El mes anterior, la cifra llegó al 4,9%. El nuevo dato contribuyó a que cayeran las acciones que cotizan en el mercado de valores de Tokio y que se multiplicaran las exigencias de medidas que mejoren la economía. El ministro de Economía japonés dijo que buscará consenso con el grupo de naciones industrializadas (G7) para debilitar un poco el yen. Esto permitiría al país aumentar la competitividad de sus exportaciones y aliviar la presión deflacionaria al aumentar el costo de los bienes importados.

A diferencia de la Reserva Federal de Estados Unidos, en los últimos meses el Banco Central Europeo ha mantenido sin cambios las tasas de interés para combatir la mayor inflación de Europa de los últimos ocho años. Pero ahora, luego de varios meses de malas noticias económicas, el BCE parece estar cerca de recortar sus tasas por segunda vez en el año, lo que podría acontecer mañana.

Ejecutivos del BCE ahora reconocen que los 12 países que usan el euro están padeciendo la desaceleración económica estadounidense con mayor fuerza de lo que pensaban inicialmente. El banco también está cada vez más convencido que la tasa inflacionaria anual del próximo año será menor al techo de 2% por primera vez desde 1999.

El consejo de gobierno de la entidad se reúne en un momento en que la economía muestra un panorama desalentador tanto afuera como en el Viejo Continente. La confianza del consumidor en EE.UU. ha caído inesperadamente por segundo mes consecutivo y el desempleo en Japón llegó al 5% en julio, el nivel más alto en casi 50 años.

El deterioro de la economía internacional está dificultando el desempeño de las empresas europeas. Culpando a una desaceleración económica mundial, la alemana Thyssen Krupp AG registró resultados por debajo de las

8 · 7 · 6 · 5 · 4 — E F M A M J J A S O N D E F M A M J J — 2000 · 2001

3,5 · 3,0 · 2,5 · 2,0 · 1,5 — E F M A M J J A S O N D E F M A M J J — 2000 · 2001

Fuente: BCE, Eurostat

expectativas para el tercer trimestre y advirtió que el desempeño del año también defraudará las expectativas. "Aunque la desaceleración de este año toque fondo", dijo el grupo de acero e ingeniería, "hay poco indicios de una rápida y amplia recuperación".

También el martes, y por segunda vez este año, los principales exportadores de Alemania corrigieron a la baja sus pronósticos de crecimiento para la mayor economía de la eurozona, esta vez del 1,6% al 1,3%. "La atmósfera en el comercio mayorista y exterior está en un punto bajo", dijo Anton Boerner, presidente de la asociación alemana de mayoristas y comercio exterior. "Desde principios de año, el clima económico en las firmas de la industria ha empeorado claramente". Boerner dijo que espera que mañana el BCE baje las tasas de interés en un cuarto de punto.

El BCE desencadenó la especulación de un recorte de tasas este mes cuando dijo en un informe mensual que "hay una necesidad de seguir muy de cerca los eventos que podrían afectar" su evaluación del nivel apropiado de las tasas. La entidad, que dice que no quiere sorprender a los mercados, no ha tratado de dar entrevistas o discursos que cambien las expectativas que creó el informe.

Durante los últimos tres años, el BCE ha sorprendido varias veces a los mercados financieros, pero éstos están más o menos convencidos de que reducirá su tasa de interés clave del 4,5% en un cuarto de punto, cuando se reúnan mañana los miembros del consejo o en un encuentro que se realizará en dos semanas. Ese podría ser su primer recorte desde el 10 de mayo.

marzo de 2000 un avión de Southwest Airlines en Burbank, California. En el siniestro resultaron heridas 16 de las 142 personas abordo. El Boeing 737 hizo un aproximamiento más brusco de lo habitual, tocó suelo a una velocidad excesiva, se estrelló contra una valla al final de la pista de aterrizaje y se detuvo frente a una gasolinera.

Los estudios de accidentes aéreos de Boeing indican que durante los últimos diez años, un 51% de los siniestros de consideración que involucraron aviones construidos en Occidente ocurrieron durante la aproximación final y el aterrizaje.

Y es precisamente en ese momento, cuando las aeronaves están dentro de un rango de 16 kilómetros antes de aterrizar, que los sistemas de visualización de orientación vertical entregarían la mayor ayuda para tomar decisiones en la cabina.

Malos pasos

Pérdidas de fuselaje y/o accidentes fatales de aviones comerciales en el mundo, 1991-2000:

Fase del vuelo	Accidentes	Como % del total
En pista, cargado, estac.	15	6%
Despegue	31	13%
Ascenso inicial	10	4%
Ascenso	23	10%
Vuelo	12	5%
Descenso	12	5%
Aproximación inicial	13	6%
Aproximación final	18	8%
Aterrizaje	101	43%

Fuente: Boeing

La nueva característica, llamada oficialmente visualización de situación vertical, es la primera de lo que Boeing proyecta será una serie de mejoras de seguridad que se introducirán durante la década.

Airbus, su rival europeo, no ofrecerá aparatos similares en ninguno de sus modelos al menos por varios años. John Lauber, el principal ejecutivo del área de seguridad de Airbus en EE.UU., dice que es "casi seguro" que visualizadores similares estarán en el súper jumbo A-380, que está programado para 2006.

La meta, según Boeing y Airbus, es darle a la tripulación de cabina tiempo adicional para evaluar la velocidad del avión durante los agitados últimos minutos del vuelo y ajustarla en el descenso, o abortar el aterrizaje en caso de que fuera necesario.

Un subproducto podría ser ayudar a los pilotos a pronosticar mejor qué tan rápido podrán los aviones salir de una pista activa después de aterrizar.

Legalización frenaría la inmigración a EE.UU.

EDUARDO PORTER
Redactor de The Wall Street Journal

LOS ÁNGELES

Una amplia legalización de los inmigrantes indocumentados, aunada a un nuevo programa de visas para trabajadores de bajos ingresos, podría reducir el número de inmigrantes que vienen a Estados Unidos en busca de empleo y, al mismo tiempo, incrementar sus ingresos, concluye un nuevo estudio que será divulgado hoy.

El informe, uno de los primeros en considerar el impacto económico del relajamiento de las leyes de inmigración, viene enmarcado por las negociaciones entre los gobiernos de México y EE.UU. para determinar una nueva condición legal para los millones de mexicanos que actualmente trabajan ilegalmente en EE.UU.

Sus conclusiones destacan la posibilidad de que los sindicatos laborales —que promueven una amplia amnistía para los inmigrantes ilegales— y los grupos empresariales —que apoyan un programa de visas temporales para remediar la escasez de trabajadores— podrían descubrir puntos en común en torno a este asunto.

"Existe la posibilidad de la aparición de un nuevo consenso", dice el economista Raúl Hinojosa, del Centro para el Desarrollo y la Integración de América del Norte, de la Universidad de California en Los Ángeles (UCLA), el autor del reporte.

Las concusiones de Hinojosa echan mano de estudios previos y hallan que el mayor promotor de la inmigración ilegal es la demanda de mano de obra barata por parte de las empresas de EE.UU. Controles fronterizos más estrictos pueden dificultar la llegada de los inmigrantes, pero no afectarán los números totales.

Por tanto, argumenta Hinojosa, la única forma de reducir la inmigración es mermando la demanda. Un plan exhaustivo de legalización, aunado a un nuevo y extenso programa de visas lograría esto, añade, porque legalizar a los trabajadores inmigrantes lo volvería más costoso.

El académico cita un estudio del Departamento del Trabajo de EE.UU. que descubrió que en los años que siguieron a la amnistía para trabajadores indocumentados en 1986, los sueldos de los inmigrantes legalizados subieron cerca de 15%.

Tomando en cuenta la elasticidad de los sueldos (es decir, cómo un alza determinada en los sueldos reduce el número de puestos de trabajo), Hinojosa calcula que si los salarios de los trabajadores recién legalizados subieran un 15%, el número de esos trabajadores contratados caería en cerca de una cuarta parte.

De hecho, en los tres años posteriores a la amnistía de 1986, el número de inmigrantes ilegales detectados por el Servicio de Inmigración y Naturalización de Estados Unidos (INS por sus siglas en inglés) cayó drásticamente, y empezó a subir de nuevo en los 90, después de que concluyó el proceso de legalización.

Aparte de los efectos sobre la migración, el estudio de la UCLA también concluye que los trabajadores inmigrantes legalizados incrementan sustancialmente la inversión en sí mismos, ya sea a través del aprendizaje del inglés u otro tipo de entrenamiento que impulsaría su productividad.

FILE No. 823437
amiher@eltiempo.com.co EL TIEMPO

ECONÓMICAS

CIFRA DEL DÍA
0,34%, caída del sector agropecuario en el segundo trimestre del año.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA	
Tasa representativa del mercado	▲$ 2.282,56	Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)	
Casa de cambio (c)	▼$ 2.110,00	Hoy	0,72	Hoy	26,67	Hoy	994,77
Casa de cambio (v)	▼$ 2.170,00	Ayer	0,70	Ayer	26,87	Ayer	991,14

INTERÉS		UVR	
Efectivo anual			
DTF	12,29%	HOY	$ 120,2695
DTF Trimestre anticipado	11,43%	MAÑANA	$ 120,2738
TBS Efectivo anual Bancos a 90 días	11,90%		

MONEDAS	Pesos por Compra	Venta
Bolívar	3,09	3,19
Dólar (Ecuador)	$ 2.282,56	
Peso mexicano	$ 254,59	

Debate a política petrolera

El presidente de Ecopetrol, Alberto Calderón dijo ayer que debido a una caída en la demanda interna de combustibles no es posible que el país tenga que importar crudo a partir del 2005 como lo afirma el senador Hugo Serrano. Para Calderón la demanda de combustibles promedio este año será apenas de 205.000 barriles por día y no 300.000 como lo afirma Serrano Gómez quien realizará hoy un debate.

Ford Escape



Dentro de su línea 'sin fronteras', Ford Motor Colombia presentó la nueva camioneta 4 por 4 Escape. La camioneta viene en versiones XLS de 2 litros y XLT de 3 litros con caja mecánica ó automática. Viene equipada con frenos ABS en las 4 ruedas y posee suspensión trasera independiente para absorber las imperfecciones de la vía.

Reglas para titularizadoras

El Ministerio de Hacienda expidió el pasado 24 de agosto, el decreto 1719 por medio del cual se fija el marco jurídico para el ejercicio de las actividades por parte de las sociedades titularizadoras, estas entidades deberán suministrar completa y oportuna información al mercado sobre los riesgos que asumen los inversionistas en sus emisiones y poner en marcha sistemas de control interno.

Acuerdo en el Citibank

La convención colectiva firmada en el Citibank, que rige a partir de septiembre, cobija a 950 empleados,

GREMIOS / HOY RINDEN HOMENAJE A SOLDADOS Y POLICÍAS

Piden más plata para FF.AA.

Industriales, comerciantes, exportadores, agricultores y ganaderos creen que es necesario fortalecer a la fuerza pública para propiciar una negociación política al conflicto armado.

Los empresarios reconocieron ayer que se requiere del fortalecimiento de las Fuerzas Armadas, mediante la apropiación de más recursos, para obligar a la guerrilla a avanzar en la negociación política de cara a un proceso de paz.

El Consejo Gremial Nacional, que agrupa a 15 asociaciones del sector privado, anunció que realizará el cabildeo que sea necesario ante el Congreso para dotar a las Fuerzas Armadas de más presupuesto para fortalecer su papel.

"El Consejo estará vigilante para que los recursos presupuestales que necesita la fuerza pública se den. Haremos el *lobby* que sea necesario en el Congreso porque solamente con unos recursos adecuados, se podrá tener una fuerza pública adecuada a las circunstancias de orden público del país", dijo el presidente del Consejo, Sabas Pretelt de la Vega.

Hoy la clase empresarial del país realizará, por primera vez, en forma simultánea en 25 ciudades un homenaje a las Fuerzas Armadas, el cual pretende despertar la solidaridad de la opinión pública con el Ejército, la Armada, la Fuerza Aérea y la Policía.

"No somos guerreristas, no estamos apoyando una gestión de batalla y guerra, lo que estamos apoyando es a la fuerza pública para que con su accionar nos lleve a una negociación política", agregó Pretelt.

Por su parte el presidente de la Asociación Nacional de Industriales, Luis Carlos Villegas, dijo que el sector privado era amigo de la negociación pero al mismo tiempo del fortalecimiento institucional del Estado.

Para algunos analistas, el mensaje de los empresarios debe ser mirado con prudencia, más ahora que hay un ambiente de militarización en la política de paz. La sensación es que hay un cierto triunfalismo en la idea de que hay que meterse un par de años a la guerra para llegar a la paz.

"Ojalá que en el acto no solo se hable del grito de guerra, sino también de los impuestos adicionales que estarían dispuestos a poner los empresarios para lograr un país en paz. El discurso de la guerra es el discurso del facilismo, hace falta imaginación para darle contenidos políticos y económicos a un pacto de paz", dijo Camilo González Posso, coordinador del Mandato Ciudadano por la Paz.

Gastos militares como porcentaje del PIB (%)

País	%
Chile	3,1
Colombia	2,5
Bolivia	1,8
Argentina	1,5
Panamá	1,4
Venezuela	1,4
Brasil	1,3
Uruguay	1,2
Nicaragua	1,1
Paraguay	1,1

Fuente: Informe sobre Desarrollo Humano 2001 (Pnud)

PRESUPUESTO MILITAR

En el presupuesto del presente año se asignaron recursos por 4,9 billones de pesos para las Fuerzas Militares y la Policía Nacional con el fin de reforzar la lucha contra la subversión y la delincuencia común.

Para el año entrante se asignó una partida de 5,4 billones de pesos que se distribuirán así: 3,3 billones para las Fuerzas Militares y 2,1 billones para la Policía.

Ante el recrudecimiento de la violencia los militares han solicitado un apoyo mayor al Gobierno. De hecho, se están reuniendo periódicamente con el ministro de Hacienda, Juan Manuel Santos, con el fin de revisar las cifras que se están asignando a cada rubro. A pesar del ajuste en las finanzas este sector es el que mejor ha salido librado.

información al mercado sobre los riesgos que asumen los inversionistas en sus emisiones y poner en marcha sistemas de control interno.

Acuerdo en el Citibank

La convención colectiva firmada en el Citibank, que rige a partir de septiembre, cobija a 950 empleados, los cuales recibirán un aumento salarial del 12 por ciento en el primer año y de la inflación más dos puntos para el segundo año. El auxilio educativo se incrementó en 50 y 25 por ciento para los trabajadores y sus hijos, respectivamente, entre otros beneficios.

Solvencia financiera

Cambios en la relación de solvencia de las entidades financieras introdujo el Gobierno en el decreto 1720. Se tendrá en cuenta no solo el riesgo crediticio sino de mercado. Los bonos y títulos hipotecarios constituidos de cartera de interés social subsidiable y garantizados por la Nación, a través de Fogafín, ponderarán por el 0 por ciento.

Nueva corporación agrícola

El Ministerio de Agricultura en asociación con Planeación Nacional y otras entidades dieron vida a la Corporación para el Desarrollo Participativo y Sostenible de los Pequeños Agricultores de Colombia, La corporación persigue que las soluciones tecnológicas que se obtengan sean aplicables a las condiciones de producción propias de los pequeños agricultores de bajos recursos.

Hoy la clase empresarial del país realizará, por primera vez, en forma simultánea en 25 ciudades

Posso, coordinador del Mandato Ciudadano por la Paz.

este sector es el que mejor ha salido librado.

JUSTICIA

Vea además en:
eltiempo.com
Debate por lo alto. *Los alcances del enfrentamiento entre Minjusticia y la Corte C.,* **en la sección de Justicia**

Nueva figura de la justicia

La Corporación Excelencia en la Justicia presentará hoy el libro *Justicia de paz en la región Andina: Experiencias comparadas, utopías compartidas.* El texto se refiere a la nueva figura de la justicia en Bolivia, Venezuela, Perú, México y Colombia, además del reto de la justicia de paz en este último país. El acto se hará hoy, a las 10 a.m., en el Auditorio del Consejo Superior de la Judicatura.

Cayó 'El Boyaco'



El CTI capturó en Bogotá a Eberto Mariño Congo, 'El Boyaco' (en la foto), sindicado de 18 homicidios y quien tiene varias investigaciones por concierto para delinquir y narcotráfico. A Mariño se le acusa, además, de ser el presunto jefe de la banda 'Los Boyacos', que opera en El Cartucho y en El Bronx. Actualmente se valora su presunta participación en el asesinato, a comienzos de años, del líder de los recicladores Ernesto Calderón.

Intereses de los contratistas

Los contratistas del Estado a los cuales este les demore los pagos ya no tendrán que esperar tres meses para que les reconozcan una mora equivalente a la DTF (un indicador de tasa de interés). Luego de que la Corte Constitucional tumbó un parágrafo de la Ley 598 de 2000, los contratistas podrán exigir el reconocimiento de la deuda más esos rendimientos una vez se cumpla la fecha establecida para el pago de la deuda.

Visita a la 'Siete de Agosto'

Seis generales visitaron ayer la zona en la que se desarrolla la operación 'Siete de agosto'. Entre ellos, el comandante de las FF.MM., Fernando Tapias; el comandante del Ejército, Jorge Mora; el jefe de inteligencia, Jorge Pineda Carvajal, y el comandante de operaciones, Carlos Ospina. Llegaron a San José del Guaviare para conocer los campamentos guerrilleros descubiertos este fin de semana.

Se busca a 'Juan Fierro'

Los organismos de seguridad del Estado están tras la pista de Julio Correa Valdés, 'Juan Fierro' o 'Julio Fierro', quien fue reportado como desaparecido hace una semana en Medellín. Valdés, esposo de la modelo Natalia París, llegó a Colombia el 14 de agosto, procedente de Estados Unidos, donde, según los organismos de seguridad, estaría colaborando con la justicia de ese país en casos de narcotráfico.

CORTE / MINJUSTICIA SUSPENDE CURSOS SOBRE CONCILIACIÓN

En el limbo, US$ 1,5 millones

El Consejo de la Judicatura y la Cámara de Representantes respaldaron a la Corte Constitucional. Los gremios afirmaron que los magistrados deberían lanzarse al Congreso.



LA CORTE CONSTITUCIONAL, nuevamente, es centro de polémica nacional por sus fallos. Unos piden que se acabe y otros defienden la vigilancia que ejerce sobre la Carta Fundamental. Archivo / EL TIEMPO

Mientras crecía la controversia por el fallo de la Corte Constitucional sobre conciliación laboral, el Ministerio de Justicia ordenó suspender en todo el país una inversión de 1,5 millones de dólares, crédito que había gestionado para crear las Casas de Justicia y capacitar a los futuros conciliadores en todo el país.

Un total de 30 universidades y gran parte de las Cámaras de Comercio se habían inscrito ya en el programa, cuya puesta en marcha se tenía prevista para el 5 de enero del 2002, cuando entraba a regir la ley 640 del 2001 en la cual se adoptaban normas sobre la conciliación.

La Corte Constitucional determinó la semana pasada que la conciliación en materia laboral no es obligatoria y que la gente que tiene litigios por esa causa puede acudir directamente a los jueces.

Ayer el Ministerio de Justicia suspendió cualquier actividad de adecuación de diez centros de conciliación en el país por cuya financiación el Gobierno había tramitado un empréstito con el Banco Interamericano de Desarrollo (BID) por 1,5 millones de dólares.

La suspensión dependerá de si la Corte mantiene la obliga-

Hasta el momento, según datos del Ministerio de Justicia, se han inscrito 1.800 abogados para ser capacitados como conciliadores mientras que un equipo de 25 personas se encarga de adelantar el proceso.

Polémica

Ayer, mientras los presidentes del Consejo de la Judicatura y la Cámara de Representantes cuestionaban al Gobierno por su ataque a la Corte, los gremios censuraron lo que consideraron como un

> **'Un funcionario no puede tener esas reacciones', Consejo de la Judicatura.**

sión cualquiera de la Corte no le guste a un funcionario público eso no le permite que tenga reacciones de esa naturaleza", aseguró el presidente del Consejo Superior de la Judicatura, Fernando Coral Villota.

Por su parte el presidente de la Cámara, Guillermo Gaviria, señaló que "nosotros debemos respetar la Corte y el orden jurídico que tiene el país".

Entre tanto el presidente de la Andi, Luis Carlos Villegas

su origen, el de los magistrados, debe ser más popular para entrar en el campo de la legislación".

El presidente de Fenalco, Sabas Pretelt, dijo que "la Corte Constitucional ha irrumpido en todos los ámbitos de la administración pública y a mí me parece eso un exceso".

Alfredo Beltrán Sierra, presidente de la Corte Constitucional, advirtió que ellos no pueden propiciar reformas a ese tribunal.

"De todas maneras si el Congreso, el constituyente primario o una Asamblea Constitucional reforman la Constitución a nosotros nos tocará so-

Se busca a 'Juan Fierro'

Los organismos de seguridad del Estado están tras la pista de Julio Correa Valdés, 'Juan Fierro' o 'Julio Fierro', quien fue reportado como desaparecido hace una semana en Medellín. Valdés, esposo de la modelo Natalia París, llegó a Colombia el 14 de agosto, procedente de Estados Unidos, donde, según los organismos de seguridad, estaría colaborando con la justicia de ese país en casos de narcotráfico.

Libretas militares, de una



Jhon Wilson Vizcaíno / EL TIEMPO

Por lo menos 5.000 hombres mayores de 28 años, inhábiles, exentos de ley y bachilleres de años anteriores al 2000 se presentaron ayer en el coliseo El Campín, en Bogotá, para definir su situación militar y obtener su tarjeta militar en un solo día. Se trató de una jornada programada por la Dirección de Reclutamiento que busca, además, neutralizar la acción delictiva de tramitadores y falsificadores.

Detienen a extorsionista en Dian

La Fiscalía detuvo ayer en Cartagena a un funcionario de la Dirección de Aduanas de esta ciudad en el momento en que extorsionaba a un comerciante. El trabajador de la Dian, cuyo nombre no fue revelado, pedía 4,5 millones de pesos para revelarle a la persona información tributaria de carácter reservado. El presunto extorsionista, si es encontrado culpable, podría enfrentar una pena de 8 a 15 años de prisión.

Destruyen campo minado

Tropas del batallón de contraguerrillas 27 destruyeron en la tarde de ayer un campo minado en el sur de Bolívar, sembrado por el Eln. La acción de las autoridades, desarrollada dentro de la operación 'Destructor', se llevó a cabo en el sector de Moralitos, en Morales. De otro lado, tropas del batallón Antonio Ricaurte descubrieron en zona rural de El Playón (Santander) un cultivo de coca de 10 hectáreas.

Personas en Medicina Legal

El Instituto Nacional de Medicina Legal informa que en sus instalaciones de Bogotá se encuentran las siguientes personas: Juan Carlos León Arenas, de 33 años; Abraham Rincón Rincón, de 49; Hugo Moreno Gutiérrez, de 54; Francisco Beltrán, de 52; Carlos Humberto Pineda Buitrago, de 18; Édgar Alberto Parra Barragán, de 33; Calixto José Gutiérrez Madera, de 32, y Rigoberto Rivera Buitrago, de 54.

dad de adecuación de diez centros de conciliación en el país por cuya financiación el Gobierno había tramitado un empréstito con el Banco Interamericano de Desarrollo (BID) por 1,5 millones de dólares.

La suspensión dependerá de si la Corte mantiene la obligatoriedad de la conciliación en asuntos civiles, administrativos y de familia, normas que ya están demandadas.

Ayer, mientras los presidentes del Consejo de la Judicatura y la *Cámara de Representantes* cuestionaban al Gobierno por su ataque a la Corte, los gremios censuraron lo que consideraron como un excesivo poder de la Corte Constitucional.

"El hecho de que una deci-

reacciones', Consejo de la Judicatura.

mara, Guillermo Gaviria, señaló que "nosotros debemos respetar la Corte y el orden jurídico que tiene el país".

Entre tanto el presidente de la Andi, Luis Carlos Villegas, afirmó que "si ese es el terreno donde quiere llegar el control constitucional, me parece que

sidente de la Corte Constitucional, advirtió que ellos no pueden propiciar reformas a ese tribunal.

"De todas maneras si el Congreso, el constituyente primario o una Asamblea Constitucional reforman la Constitución a nosotros nos tocará someternos a lo que el Constituyente resuelva", insistió Beltrán Sierra.

MILENIO / FAMILIA APELARÁ DE LA DECISIÓN

Gobierno autorizó la extradición de Ochoa

El presidente Andrés Pastrana y sus ministros firmaron ayer la resolución con la cual el Gobierno autoriza la extradición de Fabio Ochoa Vásquez.

La decisión fue tomada luego de que, el pasado miércoles, la Corte Suprema de Justicia avaló la solicitud de extradición por parte de Estados Unidos.

Fabio, el menor del llamado 'Clan Ochoa', permanece recluido en los calabozos de la Dirección de Policía Judicial (Dijín), en el centro de Bogotá.

El *Gobierno también* concedió la extradición de Jairo de Jesús Meza y de Jairo Sánchez Cristancho, capturados junto con Ochoa en desarrollo de la operación 'Milenio', en octubre de 1999. Los tres son requeridos por la justicia estadounidense para que respondan por cargos de narcotráfico y lavado de dinero.

Fabio Ochoa se entregó a la justicia en enero de 1990, cuando el presidente César Gaviria puso en marcha la política de sometimiento a la justicia. Aceptó cargos por narcotráfico y pagó una condena de 5 años, 8 meses y 29 días Quedó libre el 17 de septiembre de 1996.

'No aceptaré cargos'

Ochoa, tras su detención en la operación 'Milenio', ha insistido en que es inocente y en que no hay pruebas para juzgarlo.

Desde su captura, su familia comenzó una batalla jurídica para evitar su extradición.

Ochoa, en entrevista con EL TIEMPO, aseguró el pasado lunes que si es extraditado a Estados Unidos no negociará con la justicia de ese país. "Ante los tribunales americanos lo único que aceptaría es mi inocencia y no tendría nada que negociar", enfatizó.

La familia de Ochoa dijo ayer que apelará de la decisión. Este último recurso se interpone ante el propio Presidente de la República, quien tiene cinco días para aceptarlo o negarlo.

Ayer, los hermanos de Ochoa, Martha, Jorge Luis y Juan David, llegaron con sus esposas, hijos y amigos a la Plaza de Bolívar en Bogotá para marchar de forma pacífica por la decisión del Gobierno. Incluso quisieron llegar hasta el Palacio de Nariño, pero soldados del batallón Guardia Presidencial se lo impidieron.

'Le pedimos a Dios que ilumine al Presidente y no se cometa una injusticia'.

"Le pedimos a Dios que ilumine al Presidente y nos acepte el recurso y no permita que se cometa una injusticia", dijo su hermana Martha.

Juan David y Jorge insistieron en que a su hermano no se le respetaron sus derechos "porque él se entregó a la justicia y aceptó cargos con el compromiso de que no sería extraditado".

La esposa de Ochoa, Beatriz González, acompañada de sus tres hijos dijo: "Si extraditan a Fabio es más que una injusticia porque no hay pruebas".

Por su parte, el portavoz del Departamento de *Estado de Estados* Unidos Richard Boucher calificó como "positiva" la decisión de extraditar a ese país a Fabio Ochoa.

CONDENA

50 años de cárcel por secuestro de La María

CALI

Lo primero que Eleu Epe Vivas le dijo a las *autoridades cuando lo capturaron* por el secuestro masivo de la iglesia La María fue que él también había sido plagiado días antes y que lo obligaban a usar uniforme. Luego pidió sentencia anticipada por rebelión. El Tribunal Superior de Cali acaba de confirmarle una sentencia de 50 años de prisión.

La acción atribuida al Eln le dio la vuelta al mundo el 30 de mayo de 1999, cuando un grupo armado irrumpió en la misa matinal del *templo localizado* en la Avenida Cañasgordas, extremo sur de la capital del Valle. Los asaltantes se identificaron inicialmente como integrantes del Gaula que se proponían desactivar un artefacto explosivo. Entonces procedieron a subir en carros a 285 feligreses y al sacerdote Jorge Humberto Cadavid.

Yaslin Durán Córdoba, un escolta, quiso enfrentar a los guerrilleros y murió *baleado. En el trayecto*, en medio de la persecución del Ejército y la Policía, fueron liberadas cerca de 200 personas.

En la vía y en un condominio, en zona rural de Jamundí, las autoridades se enfrentaron con guerrilleros que cubrían la retirada. Murieron dos hombres identificados como Gildardo Cardona Barrera y John Jairo Arango, mientras que Eleu Epe Vivas resultó herido y salió con las manos en alto.

Versiones no creíbles

Según el Ejército, Epe Vivas reconoció que pertenecía al Eln. Durante la indagatoria ante un despacho judicial, dijo que había sido secuestrado el 12 de mayo y obligado a usar uniforme el 30 de ese mes cuando ocurrieron los hechos. Agregó que en el momento de los hechos huía de esa guerrilla.

El 28 de julio de 1999, Epe Vivas se acogió a sentencia anticipada por rebelión. El Juzgado Primero Penal del Circuito Especializado lo sentenció a 50 años por secuestro extorsivo agravado, terrorismo, homicidio agravado y hurto.

La defensa interpuso recursos ante esa decisión y el Tribunal Superior *no acogió* esos argumentos pues se comprobó la participación criminal y la división del trabajo para cometer el secuestro masivo. Tampoco le dio credibilidad al procesado cuando *asegura que fue obligado a uniformarse*, que cuando vio al sacerdote y a varios civiles pensó que se realizaría una misa en la montaña y que estaba huyendo a la hora de los hechos.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA
*$ 31 **billones** es el saldo de títulos de Tesorería, TES, al 10 de agosto de 2001.*

DÓLAR

Tasa representativa del mercado	$ 2.273,50
Casa de cambio (c)	$ 2.130,00
Casa de cambio (v)	$ 2.170,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,70
Ayer	0,72

PETRÓLEO — Dólares por barril

Hoy	26,87
Ayer	26,68

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	991,14
Ayer	988,87

INTERÉS — Efectivo anual

DTF	12,29%
DTF Trimestre anticipado	11,57%
TBS Efectivo anual Bancos a 90 días	12,22%

UVR

HOY	$ 120,2653
MAÑANA	$ 120,2695

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,09	3,19
Dólar (Ecuador)		$ 2.273,50
Peso mexicano		$ 253,35

Disgusto de gasolineras

Los gremios que reúnen a las estaciones de gasolina, Fendipetróleo y Fedispetrol, expresaron su disgusto con las declaraciones del ministro de Minas, Ramiro Valencia, quien advirtió sobre su intervención si no bajan de inmediato 40 pesos en el precio de la gasolina. Aseguraron que desde el mismo 10 de agosto acogieron la decisión del Gobierno y la aplicaron en todos los surtidores de las estaciones de servicio y que lo que se pretende hacer es un escándalo y una cacería de brujas.

Bogotá, destino turístico

El Fondo de Promoción Turística de Colombia, Avianca y el Instituto Distrital de Turismo promoverán a la capital del país como destino turístico y de negocios. Para ello adelantarán reuniones con empresarios, periodistas y agentes de viaje en Bucaramanga, Medellín y Cali en donde les presentarán la capacidad hotelera, los medios de transporte, los parques recreativos así como las poblaciones más cercanas.

Exportaciones regionales

Participación en exportaciones no tradicionales
(enero-mayo/01)



Oriente 3%
Otros 2%
Occidente 16%
Región Central 31%
Atlántico 19%
Antioquia 29%

Fuente: Bancoldex
Gráfico: Diseño Editorial / EL TIEMPO

La región Central (Cundinamarca, Boyacá, Tolima y Huila) ha liderado las exportaciones no tradicionales durante lo corrido del 2001, según el Banco de Comercio Exterior Bancoldex. Los principales sectores exportadores de esta región han sido flores, productos químicos y automotor. A julio del presente año la cartera alcanzaba 369 millones de dólares. En exportaciones le siguen a la región Central Antioquia y Atlántico.

Asocaracol exporta a Europa

Con el ánimo de liderar y promover el cultivo, consumo, industrialización y comercialización del caracol terres-

DÓLAR / LA ECONOMÍA LE QUEDARÁ BLINDADA AL PRÓXIMO GOBIERNO : LASERNA

'Paren la esquizofrenia'

El director de Crédito Público asegura que no van a inundar el mercado de dólares. Dice que el Gobierno está esperando el momento preciso para hacer la reestructuración de deuda externa.

JACQUELINE GUEVARA G.

Ha sido el gestor de las mayores emisiones de bonos en los mercados internacionales, de la colocación de títulos en euros y de la reestructuración de la deuda interna que le permitió al país extender el vencimiento de sus papeles y disminuir la presión sobre el pago de intereses y capital.

Pero tal vez uno de sus mayores aciertos es el de haber salido anticipadamente a los mercados externos para asegurar la financiación de los gastos del Gobierno. En sólo cinco meses consiguió 2.700 millones de dólares para el 2001 y para el año entrante ya ha obtenido 1.000 millones de dólares.

Es el director de Crédito Público del Ministerio de Hacienda, Juan Mario Laserna, quien asegura que hizo lo correcto, en el momento oportuno, y quien no le da mayor trascendencia a la preocupación de algunos analistas e inversionistas por la revaluación del peso, que considera un asunto coyuntural. Para él, lo importante es blindar la economía y dejar despejado el camino al nuevo gobierno en materia de financiación. Sobre estos temas habló con EL TIEMPO.

LA PRÓXIMA EMISIÓN será en títulos en UVR, a 10 años, dice Juan Mario Laserna. Felipe Caicedo / EL TIEMPO

El Gobierno hizo la semana pasada una de las emisiones más grandes de títulos de Tesorería, TES. ¿Esa operación no se debió a que hay mucha liquidez y que no es tan rentable comprar dólares?

El éxito de la operación se debió a varios factores y uno de ellos es que hay una tendencia revaluacionista que no le conviene a la economía y obedece a que mucha gente está liquidando posiciones en dólares y pasándose a pesos porque considera que la rentabilidad es mejor. Pero también obedece a que el mercado se está desarrollando y transformando. Eso se ve en las recientes autorizaciones para emisiones de bonos a las empresas por más de 250.000 millones de pesos y a las negociaciones de deuda interna que se han triplicado en los últimos dos años. Hoy se negocian en promedio en un día 400.000 millones de pesos.

¿Qué les dice a los que están preocupados por la revaluación?

Lo único que les digo es que paren la esquizofrenia porque hace tres meses estaban preocupados porque el dólar estaba en un nivel muy alto y ahora están preocupados por una revaluación, que es chiquitica y que se estabilizó. Lo mismo sucede cuando, por ejemplo, suben 20 puntos las tasas. Desde el comienzo del año han descendido más de 200 puntos básicos. Según Mauricio Cabrera, 100 puntos le representan al Gobierno un ahorro de 300.000 millones, pero no le he visto un artículo diciendo qué bueno. ¿Si uno le da palo al Gobierno solo con las cosas malas será que tiene intereses políticos?

¿Esa revaluación es coyuntural?

Claro, es coyuntural porque lo que ha habido es un ajuste del mercado. No hemos aumentado montos de monetizaciones. Es más, generalmente afectan más los anuncios que la intervención misma. Insisto, no hemos cambiado ninguna meta ni hemos aumentado monetizaciones. 3-4

REFORMA / CONSEJO DE PLANEACIÓN NO CREE EN AUMENTO DE LA NÓMINA

CONCERTACIÓN

de dólares. En exportaciones le siguen a la región Central Antioquia y Atlántico.

Asocaracol exporta a Europa

Con el ánimo de liderar y promover el cultivo, consumo, industrialización y comercialización del caracol terrestre o escargot, se creó la Asociación de Cultivadores del sector, Asocaracol, promovida por la ONG Corpoeduagro. La entidad está interesada en promover ventas al exterior, especialmente a Europa donde se requieren anualmente *170.000 toneladas de este producto.*

Feria de joyería

Con la participación de 28 empresas italianas se realizó el fin de semana en Medellín la Segunda Feria Internacional Expojoyería, con una muestra de joyas y piedras preciosas por un valor cercano a los 3 millones de dólares. La diseñadora colombo alemana Sigrid Happle Gutiérrez fue la ganadora del concurso nacional de diseño de joyería con su propuesta, la Caracola mientras que el segundo lugar fue para el diseñador Mauricio Montenegro.

analistas e inversionistas por la revaluación del peso, que considera un asunto coyuntural. Para él, lo importante es blindar la economía y obedece a que mucha gente está liquidando posiciones en dólares y pasándose a pesos porque considera que la cios que la intervención misma. Insisto, no hemos cambiado ninguna meta ni hemos aumentado monetizaciones.

REFORMA / CONSEJO DE PLANEACIÓN NO CREE EN AUMENTO DE LA NÓMINA

Dudas sobre creación de empleo

El Consejo Nacional de Planeación pidió a las centrales obreras flexibilizar su posición en torno a la reforma laboral propuesta por el Gobierno al considerar que alargar la jornada diurna, suprimir recargos por trabajo dominical y festivo y reducir el salario integral, son sacrificios que deben asumir los actuales trabajadores para contribuir a la creación de nuevos puestos de trabajo.

Según el organismo, la propuesta del Gobierno es audaz teniendo en cuenta la intención de crear 600.000 nuevos puestos de trabajo y de liberar recursos por 2 billones de pesos para hospitales, pago de deudas municipales y construcción de 20 vivienda de interés social.

Sin embargo, el Consejo llamó la atención sobre el aumento de la planta de personal en 2 por ciento por parte de las empresas colombianas. "No parece creíble ese anuncio porque las empresas aumentan la nómina solamente cuando se incrementa la producción. Si no es así pierden rentabilidad y el aumento con nuevo personal más barato acaba teniendo como consecuencia el despido de los trabajadores antiguos más costosos", sostuvo el organismo.

CONCERTACIÓN

Mientras se siguen escuchando voces a favor y en contra del proyecto de reforma laboral que presentó el Gobierno las centrales obreras están concentradas en la elaboración de la contrarreforma que llevarán a la reunión del próximo 3 de septiembre.

Los sindicatos han planteado un cambio de fondo al modelo económico que incluye el freno a las importaciones, bajar más las tasas de interés e incentivar la inversión.


trace

EL TIEMPO
LUNES 27 DE AGOSTO DE 2001

COMPUTADORES
INTERNET ADAPTADO A LAS MINUSVALÍAS
Europa está decidida a eliminar la brecha digital entre los minusválidos y el resto de la sociedad. 3-12



COMPUTADORES
COMIENZA LA ERA DE WINDOWS XP
Microsoft entregó copias de su esperado sistema operativo a los fabricantes de computadores. 3-14



ECONÓMICAS
SUBEN VENTAS DE LAS FRAGANCIAS
En un 80 por ciento aumentaron las ventas de la multinacional Adidas. 3-5

Mientras la Universidad Nacional lleva varios años 'en línea', en el Rosario se lanzaron a la red este semestre con un posgrado sobre el juego y la infancia.

SERIE / CADA VEZ MÁS AULAS VIRTUALES

La tecnología VA A LA UNIVERSIDAD. (II)

COMPUTADORES

WILLIAM DIAZ TAFUR
Especial para El Tiempo

La sección Computadores de EL TIEMPO sigue pendiente de la manera como las universidades colombianas utilizan los recursos tecnológicos en beneficio de la comunidad educativa.

En esta ocasión hablamos con la Escuela de Administración de Negocios (EAN), y las universidades Nacional, la Salle y el Rosario, que han tenido experiencias interesantes en el ciberespacio desde hace tiempo.

En la Escuela de Administración de Negocios –para comenzar– los nuevos medios son una herramienta poderosa de interacción entre alum-

EAN
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lle.edu.co) fue creado para ofrecer diferentes servicios a toda la comunidad lasallista.

Oscar Agudelo, asesor de la dirección nacional de informática de la Nacional, declara que en primera instancia

EN EL ROSARIO

En la Universidad Colegio Mayor de Nuestra Se-

ALIANZAS/ VENEZOLANOS BUSCAN NEGOCIOS

Colombia en la mira de Pdvsa

ECONÓMICAS

Aunque la integración comercial entre Colombia y Venezuela no atraviesa por uno de sus mejores momentos, debido a los anuncios del gobierno del presidente Hugo Chávez de restringir en un 20 por ciento las importaciones, el futuro de las relaciones energéticas entre los dos países sí parece más despejado.

La estatal Petróleos de Venezuela, más conocida como Pdvsa y considerada como la mayor empresa de Latinoamérica por ventas y activos, tiene puestos sus ojos en inversionistas colombianos para la distribución de su portafolio de productos y por supuesto en Ecopetrol, junto a la cual espera desarrollar importantes proyectos en materia de exportación de gas.

En el 2002 Pdvsa ofrecerá 2 millones de litros de lubricantes a Colombia.

Estas nuevas alianzas se sumarán a otras que ya tienen las dos empresas y las cuales están relacionadas con los acuerdos de cooperación, la formación de personal colombiano en el Centro Internacional de Educación y Desarrollo, así como las suscripciones de planes

Así quedó planteado por el presidente de la empresa venezolana, el general Guaicaipuro Lameda Montero, quien asistió como invitado especial a la celebración de los 50 años de Ecopetrol, evento en el cual las dos petroleras, junto con la estadounidense Texaco suscribieron un convenio para la elaboración de un estudio de factibilidad para la exportación de gas de la Guajira hacia el Lago de Maracaibo, a través de un gasoducto de 200 kilómetros.

"Nuestra relación comercial con Ecopetrol, incluyendo materias de tecnología y educación, es parte importante de nuestra estrategia en el terreno internacional", dijo Lameda quien llegó a la presidencia de la compañía en octubre del 2000.

Guicaipuro, un general de brigada del ejército de Venezuela, explicó que para el año 2002, cuando se consolide el negocio de la distribución de lubricantes de Pdvsa, proyectan ofrecer a los consumidores de Colombia un volumen aproximado a los 2 millones de li-

santes en el ciberespacio desde hace tiempo.

En la Escuela de Administración de Negocios –para comenzar– los nuevos medios son una herramienta poderosa de interacción entre alumnos y profesores.

A través de www.ean.edu.co los estudiantes pueden acceder a información y estar en contacto con los compañeros y docentes en aulas virtuales. Un número importante de alumnos de pregrado y posgrado utilizan el 'campus virtual' para encontrar las materias que ven los pupilos presenciales tradicionales.

Actualmente se dicta administración de empresas por la web como programa de pregrado. En posgrado, la EAN ofrece: administración de empresas, gestión del medio ambiente y los recursos naturales, auditoría energética de la empresa, gerencia de procesos de calidad e innovación, prevención de riesgos profesionales y administración de negocios.

webmaster@ean.edu.co

La Salle Virtual

Luis Sneyder Ortiz, jefe de admisiones y registro de la Universidad de La Salle, afirma que su sitio (www.lasalle.edu.co) fue creado para ofrecer diferentes servicios a toda la comunidad lasallista.

A través de la web y de la oficina de admisiones se ha desarrollado el Sistema de Información Académica de Estudiantes, que hace posible consultas de notas, estadísticas, inscripciónes y procesos de registro académico. Hoy, se encuentra en marcha el proyecto sobre universidad virtual 'Lo virtual en el modelo educativo Lasallista', que apoya la parte presencial en cada una de las carreras.

La U. pública

La Universidad Nacional de Colombia tiene una larga trayectoria en la red, pues en febrero de 1991 ya hacía parte de una red académica llamada Bitnet y de Interred.

Hacia el segundo semestre de 1992 se trasladó a Internet, al tiempo que la infraestructura y redes de los diferentes campus comenzaron a crecer. En la actualidad, se ha venido realizando una ampliación de la red WAN para servicios de video conferencia, telemedicina y voz sobre IP.

Oscar Agudelo, asesor de la dirección nacional de informática de la Nacional, declara que en primera instancia la página web sirve para dar información a los interesados en conocer todo lo referente a la institución.

Según él, hay varios servidores y cada facultad tiene cierta independencia para manejar Internet, mientras la dirección nacional de informática coordina y vela por la parte tecnológica de todas las sedes.

Las instalaciones de Leticia, San Andrés, Manizales, Palmira, Arauca y Bogotá están conectadas bajo un convenio con Telecom y Medellín está de forma independiente pues tiene su propio canal. La dirección virtual es: www.unal.edu.co.

COMPUTADORES@ELTIEMPO.COM.CO

EN EL ROSARIO

En la Universidad Colegio Mayor de Nuestra Señora del Rosario se tomó la decisión de llevar a la práctica un proyecto que hace parte de los programas de la facultad de educación continuada.

De esta manera, se ofrece el diplomado virtual 'El juego en la infancia: motor de desarrollo y aprendizaje', con el apoyo de Talento Institución Educativa y Creamos Alternativas.

El proyecto se realiza utilizando el gran potencial que ofrece Internet en el ámbito educativo. Para acceder al programa, visite los sitios webct.latined.com/public/CONOOl/index.html y webct.latined.com/public/CONOOl/index.html.

con los acuerdos de cooperación, la formación de personal colombiano en el Centro Internacional de Educación y Desarrollo, así como las suscripciones de planes bilaterales de contingencia para controlar los derrames petroleros.

solide el negocio de la distribución de lubricantes de Pdvsa, proyectan ofrecer a los consumidores de Colombia un volumen aproximado a los 2 millones de litros de lubricantes PDV, una de sus marcas comerciales.

3-4



EL PRESIDENTE de Pdvsa, Guaicaipuro Lameda propone nuevas alianzas al gobierno colombiano. Carlos Julio Martínez / EL TIEMPO

ECONÓMICAS

CIFRA DEL DÍA

2,0 por ciento es la devaluación del peso en lo corrido del año.

DÓLAR

Tasa representativa del mercado	$ 2.275,70
Casa de cambio (c)	$ 2.130,00
Casa de cambio (v)	$ 2.170,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,72
Ayer	0,70

PETRÓLEO — Dólares por barril

Hoy	26,63
Ayer	26,37

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	988,87
Ayer	983,56

INTERÉS — Efectivo anual

DTF	12,46%
DTF Trimestre anticipado	11,57%
TBS Efectivo anual Bancos a 90 días	12,08%

UVR

HOY	$ 120,2525
MAÑANA	$ 120,2567

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,10	3,20
Dólar (Ecuador)		$ 2.275,70
Peso mexicano		$ 255,24



50 años de Ecopetrol

Ecopetrol celebra hoy sus 50 años. Durante el evento que será instalado por el presidente Andrés Pastrana *se expondrá la realidad petrolera del país de cara a la* próxima década. Se calcula que Colombia será autosuficiente hasta el 2008. De ahí en adelante el panorama se podría oscurecer si no se hacen nuevos *descubrimientos de crudo. Ecopetrol cree que* hay un 80 por ciento de probabilidad que el país no tenga que traer petróleo del exterior para suplir la demanda.

Asume director de la Dian

El nuevo director de la Dian, Santiago Rojas, quien se posesionó ayer ante el presidente Andrés Pastrana, dijo que facilitará al máximo la vida de los contribuyentes y usuarios del comercio exterior que cumplen con la ley y que será implacable con los evasores de impuestos y contrabandistas, al tiempo que se comprometió a impulsar la seguridad jurídica en los temas de competencia de la entidad.

Skoda Octavia Combi


MBN:50-75

La Compañía Checa Automotriz ya puso en vitrina el Skoda Octavia Combi modelo 2002 en tres versiones: Ambiente, Elegance mecánico y Elegante automático, cuyos precios de lanzamiento son de 48,9, 62,9 y 66,9 millones de pesos, respectivamente. Las versiones Elegance incluyen faros ópticos dobles, vidrios, espejos y bloqueo central eléctrico, además de

RENUNCIA / ARCHILA: SE ESTÁ VOLVIENDO AL OSCURANTISMO DEL MEDIOEVO

'Estoy decepcionado'

Emilio José Archila, el hombre que se opuso a la fusión de Avianca y Aces renunció. Reconoce que hubo muchas presiones y que al país le hace falta creer en sus instituciones.



EMILIO JOSÉ ARCHILA, ex superintendente de Industria.

El saliente superintendente de Industria y Comercio, Emilio José Archila, se declaró ayer decepcionado por la falta de respaldo por parte del Gobierno en el caso de la fusión de Avianca y Aces e independientemente de su salida de la entidad, consideró que con todo este episodio se le estaba dando un "batatazo" a las instituciones.

Archila presentó ayer renuncia a su cargo luego de que el ministro de Desarrollo, Eduardo Pizano, anunciara que se iba a nombrar un superintendente ad hoc, tras aceptar la recusación en contra de Archila que habían presentado las aerolíneas. Los representantes de Avianca y Aces se quejaron porque, según ellos, estaba opinando acerca de la fusión.

El funcionario, quien paradójicamente se bajó de un

...nión pública sus decisiones, especialmente aquellas que de alguna manera afectarán la vida de 42 millones de colombianos.

¿Cómo interpreta la decisión del Ministerio de Desarrollo de nombrar un superintendente ad hoc para el caso Avianca-Aces?

Desde el punto de vista de lo que han sido la evolución de las normas, es positivo el hecho que se estén debatiendo estos temas públicamente. Desde el punto de vista de mi función como superintendente entiendo que lo que se podía hacer en este cargo ya lo hice. *Como abogado* lo tomo con algo de decepción porque se sienta un precedente que un funcionario

LA CARTA

El siguiente es el texto de la carta de renuncia del saliente superintendente de Industria y Comercio:

Respetado Señor Presidente: por medio de la presente renuncio al cargo de Superintendente de Industria y Comercio. Agradezco profundamente la confianza que depositó en mi y aprovecho la oportunidad para reiterarle mi esperanza porque su gestión continúe dando resultados para un mejor país. Atentamente, Emilio José Archila Peñalosa.

Hasta 10 segundos antes de que hubieran presentado la solicitud de recusación el comportamiento del apoderado y de las dos empresas había sido impecable. Pero la recusación sí marcó una diferencia con ese comportamiento que habían venido trayendo.

¿Si el presidente Pastrana es uno de los abanderados en estos temas antimonopolios por qué se presenta esta situación, que es como un retroceso?

Esas son las cosas que uno no entiende.

¿Qué se puede esperar cuando vengan otros casos similares con este

CONSTRUCCIÓN

Pedro Gómez, a Panamá

A pesar de la crisis económica y los estragos que causó en el sector de la construcción, el empresario Pedro Gómez sigue con la fe viva.

La firma que él preside junto con el grupo empresarial panameño El-Hayek, construirán el Multicentro Panamá, un ambicioso proyecto comercial y de negocios en esa ciudad.

Los empresarios panameños colocarán un capital de 20 millones de dólares, mientras que la empresa colombiana aportará su conocimiento y experiencia en la construcción de centros comerciales.

El proyecto estará ubicado en el exclusivo sector de Punta Paitilla y Marbella, sobre un área de 82.000 metros cuadrados. Tendrá más de 3.000 parqueaderos, 300 locales, salas múltiplex de cines, zona infantil y hasta un Spa.

"La experiencia y la imagen positiva que tiene la empresa nos permitirá exportar el conocimiento que tenemos sobre los centros comerciales", dijo el

La Compañía Checa Automotriz ya puso en vitrina el Skoda Octavia Combi modelo 2002 en tres versiones: Ambiente, Elegance mecánico y Elegante automático, cuyos precios de lanzamiento son de 48,9, 62,9 y 66,9 millones de pesos, respectivamente. Las versiones *Elegance* incluyen *faros* ópticos dobles, vidrios, espejos y bloqueo central eléctrico, además de computador de viaje.

Crédito del Banco Mundial

El Banco Mundial le autorizó ayer a Colombia un crédito de 150 millones de dólares. Los recursos se destinarán al proyecto Familias en Acción, que consiste en el otorgamiento de subsidios condicionados de la Red de Apoyo Social que adelanta el Gobierno con el fin de evitar que las mujeres de los hogares más pobres salgan al mercado a buscar trabajo.

tantes de Avianca y Aces se quejaron porque, según ellos, estaba opinando acerca de la fusión.

El funcionario, quien paradójicamente se bajó de un avión de Avianca para ir a la Presidencia a presentar la renuncia a su cargo, dijo a EL TIEMPO, que luego de la recusación hubo mucha presión por parte de los grupos económicos.

Agregó que le preocupaba que el país, estuviera volviendo al oscurantismo del medioevo al impedirle a un funcionario público explicarle a la opinión punto de vista de mi función como superintendente entiendo que lo que se podía hacer en este cargo ya lo hice. Como abogado lo tomo con algo de decepción porque se sienta un precedente que un funcionario no pueda salir a explicar las razones que en su momento se tuvieron para tomar una decisión. Eso nos llevaría a un oscurantismo del medioevo.

¿Sintió que el Gobierno le quitó el respaldo?

Esa es la lectura que yo le doy a la decisión.

¿Hubo mucha presión de los grupos económicos?

es como un retroceso?

Esas son las cosas que uno no entiende.

¿Qué se puede esperar cuando vengan otros casos similares con éste precedente?

Yo creo que al país le hace falta creer en sus instituciones. Creo que es importante que los colombianos tengamos fe en que el Estado de derecho funciona, no de otra manera vamos a lograr vencer la corrupción y la violencia. Creo que antecedentes como estos le dan un batatazo muy fuerte a la institucionalidad.

hasta un spa.

"La experiencia y la imagen positiva que tiene la empresa nos permitirá exportar el conocimiento que tenemos sobre los centros comerciales", dijo el empresario, quien recordó que por cuenta de la crisis la compañía perdió una buen parte de su patrimonio.

El empresario confía en que este nuevo proyecto se le de un aire a su empresa para que vuelva a ser el gigante de la construcción de centros comerciales y complejos habitacionales.

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS®

1-12 VIERNES 24 DE AGOSTO DE 2001 http://interactivo.wsj.com Una publicación de DOW JONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

BAYER vio caer su acción hasta un 3,3% al anunciar el retiro de la droga anticolesterol Baycol del Japón. La firma, que había retirado ese producto de otros mercados por sus efectos colaterales, no lo había hecho en Japón porque allí no se vendía gemfibrozil, droga que tomada junto a Baycol puede tener efectos colaterales severos. Pero las autoridades japonesas informaron a Bayer que pronto registrarán el gemfibrozil. Según la empresa, esto restará US$137 millones a sus ganancias operativas para 2001, que ya se habían mermado US$548 millones cuando anunció las primeras retiradas.

* * *

Cisco Sytems, fabricante de equipos de redes para Internet, anunció su mayor reestructuración administrativa en cuatro años. El motivo es que la empresa enfrenta el mayor descenso en ventas de su historia. Los cambios incluyen la remoción del vicepresidente de la divisón de productos de telecomunicación.

* * *

Lucent Technologies, fabricante de equipos de telecomunicación, dijo que espera ser rentable de nuevo un trimestre antes de que en el año fiscal 2002 logre volver a tener flujo de caja positivo. Analistas esperan que la estadounidense genere ingresos por US$22.410 millones en 2001 y US$22.180 en 2002.

* * *

***Liberty** Media,* estadounidense de medios, dijo que espera firmar un pacto la semana próxima por la compra de seis redes regionales de cable de la alemana Deutsche Telekom. El trato ampliaría su participación en el mercado europeo.

* * *

REGIONAL

TELEFÓNICA, de España, confirmó que integra un grupo de 15 compañías que ahora compiten por licencias del gobierno uruguayo para prestar servicios de telefonía de larga distancia en ese país. Hasta ahora, sólo la compañía estatal, Administración Nacional de Telecomunicaciones, ofrece el servicio.

* * *

ABB, grupo suizo, compró FIP S.A., firma mexicana de equipos de contención de presión para la producción de petróleo y gas. Los términos financieros del acuerdo no fueron dados a conocer.

* * *

Estée Lauder, firma de cosméticos estadounidense, compró a Moure & Compañía la participación que aún no poseía en la empresa conjunta Cela Cosméticos, distribuidora de varias de las marcas Estée Lauder en Chile, Perú y Bolivia. No se revelaron los términos financieros.

* * *

YupiMSN, compañía de Internet propiedad de Teléfonos de México y Microsoft, anunció el lanzamiento de la versión en español del navegador MSN Explorer.

* * *

Digicel, venezolana de telecomunicaciones, comenzó a ofrecer el jueves servicios de telefonía basados en la tecnología de Circuito Inalámbrico Local, (WLL por sus siglas en inglés). *Digicel invirtió US$100 millones* en el desarrollo del sistema.

* * *

Siemens anunció que su filial de comunicación móvil recibió una orden de US$256 millones para proveer tecnología GSM, sistema de telefonía mó-

Tras el rescate del FMI, se intensifica la batalla por reducir costos en Argentina

PAMELA DRUCKERMAN
Redactora de The Wall Street Journal

BUENOS AIRES

El presidente de Argentina Fernando de la Rúa está luchando para consolidar el respaldo político a los recortes presupuestarios que respaldan el nuevo paquete de ayuda aprobado por el Fondo Monetario Internacional (FMI).

De la Rúa dijo que convocará a un referéndum nacional sobre las medidas de austeridad del gobierno después de las elecciones parlamentarias de mediados de octubre. La promesa del gobierno de que realizará profundos re*cortes de gastos ayudó* a convencer al FMI el martes a otorgar a Argentina US$8.000 millones en nuevos préstamos.

Fernando de la Rúa

Los recortes de presupuesto del gobierno fueron aprobados en un principio el mes pasado por el Congreso argentino, pero aún necesitan ser implementados.

Con los mercados de bonos y acciones repuntando después del anuncio del nuevo paquete de ayuda, De la Rúa buscó sacar ventaja del respaldo público generalizado a los recortes presupuestarios de la gran burocracia gubernamental.

"Es tiempo de la transformación de nuestro sistema político", dijo el mandatario en un discurso a la nación la noche del miércoles. "El pueblo reclama que se realice enseguida. Tenemos que achicar el gasto de la política".

Argentina ha estado tratando por meses de demostrar a sus acreedores que puede seguir al día con el pago de su deuda gubernamental de US$130.000 millones. Temiendo un incumpli*miento o un congelamiento de los* depósitos, los argentinos han estado retirando sus ahorros de los bancos a un ritmo rápido.

Funcionarios gubernamentales dicen que usarán al menos parte del nuevo paquete de ayuda del FMI para apuntalar el siste*ma financiero de la na*ción. Un directivo de un banco estadounidense que opera en Argentina dijo que no hubo fuga de depósitos el miércoles, el día siguiente al anuncio de la ayuda.

Las estadísticas del Banco Central sobre el total de retiros tienen un retraso de varios días, así que aún no esta claro si los retiros se desaceleraron en general en el sistema bancario. Y aún está por verse si el miércoles marca el inicio de una tendencia hacia niveles de depósitos estables.

"Como una precondición para cualquier cosa, la pregunta clave es ¿cómo están evolucionando [los retiros de depósitos bancarios]?", dijo el economista Vladimir Werning, de J.P. Morgan Chase en Buenos Aires.

Mientras los inversionistas tienen la mira en el sistema bancario, el presidente De la Rúa está presionando a favor del recorte presupuestario.

Un vocero presidencial dijo durante la jornada del jueves que el gobierno podría buscar apoyo público para medidas de recorte de costos, incluyendo la unión del Senado y la Cámara de la legislatura federal, y el recorte de costos de los gobiernos provinciales.

En su discurso, De la Rúa prometió también reducir las burocracias estatales y reformar el sistema de transferencias de efectivo entre el gobierno central y las provincias.

'Es tiempo de la transformación de nuestro sistema político', dice el presidente.

En las últimas se*manas, se han* registrado manifestaciones callejeras en todo el país en protesta por los planeados recortes en los salarios de los trabajadores públicos. Sin embargo, muchos argentinos quieren cambios en las agencias del gobierno que creen están llenas de irregu*laridades. De hecho, De la Rúa* ganó la presidencia en 1999 ante las promesas de medidas anticorrupción, aunque poco después de su victoria su administración fue ligada a un escándalo de soborno en el Senado.

Los analistas dicen que el re*feréndum no vinculante debería* de recibir respaldo sin problemas, teniendo en cuenta que la mayoría de la población quiere los recortes de gastos.

Entre tanto, el equipo económico de Argentina aún está trabajando en un plan para reducir el nivel de deuda total del gobierno.

El FMI dijo que el próximo mes le dará al país austral US$5.000 millones, pero que el desembolso de los US$3.000 millones restantes depende de la reestructuración de la deuda.

El ministro de Economía, Domingo Cavallo, no quiso especificar que forma podría tomar la transacción, pero dijo que habrá "múltiples operaciones" que serán "voluntarias" para los *inversionistas.* "La clave será qué garantías pueden ser arregladas [para los poseedores de bonos]", dijo.

En una muestra adicional de apoyo a Argentina, el presidente de Estados Unidos, George Bush, le dijo el jueves telefónicamente a De la Rúa que *Estados Unidos* estaba complacido con el paquete del FMI y que estaba comprometido a ayudar a Argentina a poner fin a sus crisis financiera, según aseguró un vocero del presidente De la Rúa.

Las ventas de PC se frenan en todo el mundo

GARY MCWILLIAMS
Redactor de The Wall Street Journal

La computadora personal, antaño el motor del auge tecnológico, está fallando. Mien-

estadounidense International Data Corp. La compañía espera que las ventas de unidades de PC este año crezcan un modesto 13%.

"La base instalada de PC en la región no está saturada, sino que hay un amplio espa-

Declive repentino

Envíos de PC, en millones de unidades

150

Liberty Media, estadounidense de medios, dijo que espera firmar un pacto la semana próxima por la compra de seis redes regionales de cable de la alemana Deutsche Telekom. El trato ampliaría su participación en el mercado europeo.

* * *

Philips, la gigante holandesa de electrónicos, buscará inyectar nueva vida a su división de electrónica para consumidores con la presentación de su nuevo equipo para grabar DVDs. El dispositivo, que puede grabar directo de la TV, saldrá a la venta en Europa éste sábado a US$1830.

* * *

AIG y **W.L. Ross**, empresas de servicios financieros, anunciaron que el potencial acuerdo para invertir US$860 millones en afiliados de la atribulada surcoreana Hyundai, podría verse amenazado porque el precio de las acciones de una de las unidades se fijó por encima de lo pactado.

* * *

La economía de Alemania se estancó en el segundo trimestre cuando el crecimiento del PIB llegó a sus niveles más bajos desde 1997. La caída en la inversión en la construcción, maquinaria y otros equipamientos contribuyó al nulo crecimiento del PIB en el trimestre.

* * *

La intención de inversión extranjera directa hacia China creció un 98,2% en julio, lo que según analistas refuerza una tendencia pero no garantiza un surgimiento de inversiones concretas.

Digicel invirtió US$100 millones en el desarrollo del sistema.

* * *

Siemens anunció que su filial de comunicación móvil recibió una orden de US$256 millones para proveer tecnología GSM, sistema de telefonía móvil usado en Europa, a Telemar, de Brasil.

* * *

El Banco de Desarrollo de Brasil proporcionará un préstamo de US$384 millones a 12 años para la financiación de un puente sobre el río Orinoco, al sur de Venezuela. El gobierno del presidente Chávez aportará US$96 millones.

Corrección y ampliación

Una ironía médica: ¿curarse de artritis para morir del corazón?

El titular del artículo sobre los medicamentos para la artritis Celebrex y Vioxx, publicado en nuestra edición del 22 de agosto, no se ajustó al contenido de la información. Al tratar de hacer un titular ingenioso y ponerlo entre signos de interrogación, nos pareció que se haría obvio que se trataba de una hipérbole. Visto en perspectiva, sin embargo, encontramos en ello un error, y nos parece que el enfoque festivo era equivocado. Según el estudio citado en el artículo, tanto Celebrex como Vioxx alivian algunos de los síntomas de la artritis, pero pueden plantear riesgos cardiacos. Los fabricantes de estos fármacos, Merck & Co. y Pharmacia Corp., respectivamente, están en desacuerdo con las conclusiones del estudio.

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First Call

Standard & Poor's

1T 1997 · 1T 98 · 1T 99 · 1T 00 · 1T 2T 01 *est.*

Fuentes: Standard & Poor's, Thomson Financial/First Call

En una muestra de lo confuso que se ha vuelto el cálculo de las ganancias en el mundo corporativo de EE.UU., dos compañías de servicios financieros, S&P y Thomson Financial/First Call, están reportando declives de ganancias en el segundo trimestre ampliamente diferentes para el grupo de compañías del Standard & Poor's 500. S&P, que compila el índice, dice que las llamadas ganancias operativas han caído un 32,9%, a US$9,99 por acción, comparado con el segundo trimestre de 2000. Mientras que Thomson Financial/First Call ubicó el declive en sólo 17%, a US$11,81 por acción. La diferencia refleja el desacuerdo sobre los gastos que se les debe permitir a las compañías excluir y que las firmas han tratado como "partidas especiales" en su cálculo de ganancias operativas.

Las ventas de PC se frenan en todo el mundo

GARY MCWILLIAMS
Redactor de The Wall Street Journal

La computadora personal, antaño el motor del auge tecnológico, está fallando. Mientras en Estados Unidos los consumidores están cansados de gastar US$1.000 cada dos o tres años para tener una PC más rápida y con más aplicaciones, en Latinoamérica el freno parece estar más ligado a coyunturas macroeconómicas como la crisis energética de Brasil, el temor a que Argentina entre en cesación de pagos y la desaceleración que afecta a la región.

Los cinco principales fabricantes del sector han despedido a miles de empleados en los últimos meses y han asumido cargos por un total de US$2.100 millones. Incluso Dell Computer Inc., la niña bonita de la industria, dice que por primera vez en sus 17 años de historia, sus ingresos anuales caerán este año. En América Latina, el envío de las PC acaba de crecer un 12% el segundo semestre, según Gartner Dataquest. Las cifras, sin embargo, representan una brusca desaceleración en comparación al alza de 51% del mismo período del año pasado.

Anteriormente han habido malos momentos para la industria de las PC, pero cada vez se acumula más evidencia de que éste no es un mero período de baja cíclica, al menos en los mercados maduros.

Las ventas de la época de regreso a clases en Estados Unidos, un indicador confiable de cómo serán las ventas en la lucrativa temporada navideña, no andan bien. Y las compañías están mejorando sus aparatos con menos frecuencia.

Los crecimientos anuales del 15% en envíos que convirtieron a la industria de hardware y software para PC en el mayor generador de riqueza corporativa y personal en gran parte de los 90 pueden haber quedado en el pasado.

Tal vez los mayores culpables sean los propios fabricantes de computadoras que, presionados por las guerras de precios, han reducido drásticamente su gasto en investigación de productos, dejando gran parte del desarrollo de tecnología a Microsoft Corp. e Intel Corp.

Los gigantes del software y los chips tienen márgenes de ganancias mucho mayores que los fabricantes de PC pero también están luchando para ofrecer innovaciones lo suficientemente significativas para mantener a los usuarios renovando sus PC y sus programas. Después de vender más de 500 millones de aparatos en todo el mundo durante dos décadas, el negocio de la computadora de escritorio ha adoptado atributos de otras industrias grandes y maduras. Como los autos, televisores y otros aparatos domésticos, las PC pueden estar evolucionando hacia un tipo de producto que los usuarios conservan por un largo tiempo y reemplazan sólo cuando las máquinas no son compatibles con un nuevo uso popular, como archivos de música digital.

Además, con un mercado de PC tan grande como el actual, sólo avances tecnológicos muy importantes o usos nuevos asombrosos podrían ser capaces de impulsar la tasa de crecimiento de la industria mucho más.

En Latinoamérica, el panorama es un poco distinto. Mientras en EE.UU. más del 50% de los hogares tiene una computadora, en la región sólo alrededor del 5% posee una, según cifras de IDC Latin America, filial de la estadounidense International Data Corp. La compañía espera que las ventas de unidades de PC este año crezcan un modesto 13%.

"La base instalada de PC en la región no está saturada, sino que hay un amplio espacio para seguir creciendo. [Actualmente] el problema es de macroeconomía más que de la industria en sí", comenta Luis Anavitarte, vicepresidente y director de investigación de Gartner Dataquest Latin America.

A nivel internacional, la mayoría de los grandes fabricantes de computadoras están siguiendo las huellas de Dell, reduciendo su gasto en investigación y desarrollo, y sin intensificar la búsqueda de avances. "Estoy preocupado con el nivel general de inversión" en investigación y desarrollo, comenta Paul Otellini, gerente general del negocio de microprocesadores de Intel. Y agrega: "El derecho [de una industria] a crecer viene con la inversión".

Intel y Microsoft todavía no se resignan a un futuro de crecimiento más lento. Cada uno planea gastar US$500 millones adicionales durante los próximos doce meses para promocionar nuevas líneas de productos, en una apuesta arriesgada para aumentar la demanda de computadoras.

Pero hay señales de que incluso estas generosas intenciones tal vez no sean suficientes.

En Estados Unidos hay menos personas que compran por primera vez, a diferencia de Latinoamérica, donde estos usuarios son el principal segmento en que se apoya crecimiento, y los clientes antiguos están agotados de gastar US$1.000 cada dos a tres años en actualizaciones que no les ofrece nada nuevo que les interese.

Dell es responsable de gran parte de la escasez de innovación. La compañía estadounidense de venta directa de PC se convirtió en el mayor fabricante del mundo con una fórmula que dictaba gastar poco en investigación para mantener los precios lo más bajos posible.

Históricamente, Dell invierte sólo el 1,5% de sus ventas en investigación y desarrollo. IBM gasta el 5,8%.

Otras firmas siguieron el ejemplo. Compaq redujo su gasto en investigación y desarrollo. Actualmente, el presupuesto de Compaq para esto es el 4% de sus ventas, en 1996 era el 12,5%.

Pero aún no está dicha la última palabra. Microsoft, que tiene un contacto muy cercano con los pequeños ensambladores de PC a los que las firmas de estudios de mercado no toman en cuenta, espera que los envíos de computadoras este año alcancen una alta cifra de un dígito. Intel no quiso hacer un pronóstico.

Don Clark, Rebecca Buckman y Nicole Raymond contribuyeron a este artículo.

Declive repentino
Envíos de PC, en millones de unidades



150
100
50
0
A nivel mundial
EE.UU.
82
85
90
95
01

NOTA: Las cifras de 2001 son estimadas *Fuente: Gartner Dataquest*

Brasil: una dieta que arriesga la salud y viola las leyes

MIRIAM JORDAN
Redactora de
The Wall Street journal

SAO PAULO

Las mujeres en Brasil, como en otras partes de América Latina, dan gran valor a una silueta esbelta. Intentando lograrla, ponen en riesgo continuadamente su salud y, a menudo, desobedecen las leyes.

Un nuevo estudio del Centro Brasileño de Información sobre los psicofármacos descubrió que tanto en esta ciudad, como en Brasilia, la capital, tres de cada cuatro mujeres mayores de 20 años que quieren perder peso han tomado inhibidores del apetito que se obtienen mediante receta y han sido concebidos para personas obesas. Pero dos terceras partes de las mujeres encuestadas no eran obesas; sólo querían deshacerse de algunos kilos en la cintura o grasa en la barriga.

Las drogas por receta que buscan suprimir el apetito pueden tener serios efectos secundarios, incluyendo dificultades pulmonares y cardíacos, así como adicción.

En el estudio, el 86% de las mujeres reportaron efectos secundarios adversos. Pero muchas dijeron que no se lo habían dicho a sus médicos, principalmente por temor a que sus doctores les cancelaran la receta. En el 11% de los casos, se hizo necesaria la hospitalización. Una ley brasileña de 1998 prohíbe que se mezcle una droga para inhibir el apetito con cualquier otro medicamento. Pero el consumo combinado de drogas es todavía desenfrenado, incluso si el inhibidor del apetito se receta por separado. Hormonas para la tiroides, tranquilizantes, diuréticos y laxantes se combinan para asegurar una rápida pérdida de peso y contrarrestar los efectos colaterales de la pastilla de la dieta.

Las fórmulas compuestas se preparan en las "farmacias de manipulación", pequeñas droguerías que combinan ingredientes activos en dosis especificadas por los médicos. El estudio halló que la mitad de las mujeres entrevistadas en Sao Paulo, y que buscaban perder peso, así como el 39% de igual grupo en Brasilia, habían tomado cápsulas individuales que contenían varias substancias. "Algunas mujeres ingirieron de siete a 15 substancias en una sola cápsula", dice Solange Nappo, la psicobióloga que supervisó el estudio.

La Asociación Brasileña para el Estudio de la Obesidad, cuyos miembros son profesionales de la salud, condena la práctica de combinar drogas. Esa práctica despegó en Brasil hace 10 años, cuando las farmacias de manipulación se multiplicaron a la par con el surgimiento de la industria de la dieta.

ECONÓMICAS

CIFRA DEL DÍA
$ 659.757 millones, es el monto de la emisión de TES realizada ayer por el Gobierno.

DÓLAR

Tasa representativa del mercado	$ 2.279,25
Casa de cambio (c)	$ 2.130,00
Casa de cambio (v)	$ 2.170,00

CAFÉ — *Dólares por libra en N.Y.*

Hoy	0,70
Ayer	0,70

PETRÓLEO — *Dólares por barril*

Hoy	26,37
Ayer	27,91

BOLSA DE COLOMBIA — *IGBC (Índice General)*

Hoy	983,56
Ayer	983,89

INTERÉS

Efectivo anual DTF	12,46%
DTF Trimestre anticipado	11,57%
TBS Efectivo anual *Bancos a 90 días*	12,16%

UVR

HOY	$ 120,2482
MAÑANA	$ 120,2525

MONEDAS

	Pesos por Compra	Venta
Bolívar	3,12	3,22
Dólar (Ecuador)		$ 2.279,25
Peso mexicano		$ 255,18


MERCADOS EMERGENTES Y EL CASO DE ARGENTINA. INFORME ESPECIAL DE:
CORPORACIÓN FINANCIERA DEL VALLE S.A.

Viene director de la OMC

El próximo miércoles, organizado por la cartera de Comercio Exterior, se realizará el foro La IV Conferencia Ministerial de la OMC y los intereses de los países en desarrollo, que contará con la presencia del director general de la Organización Mundial de Comercio, Mike Moore, y los Ministros de Comercio Exterior Andinos y de Panamá, además de empresarios y representantes del sector académico.

Mejora la banca pública

Utilidades bancos públicos
Primer piso (Millones de pesos, a junio)


2000
2001
-214.250
-2.507
Bancafé
-25.625
Banestado
5.125
8.773
Banco Agrario
34.162
12.296
-3.458
Granahorrar
-218.807
Total
34.422

Fuente: Superintendencia Bancaria
Gráfico: Diseño Editorial / EL TIEMPO

El estado de pérdidas y ganancias de la banca pública de primer piso tuvo una notable recuperación en el primer semestre del año frente a igual período del año pasado, al pasar de unas pérdidas superiores al billón de pesos a menos de 22.400 millones de pesos. No obstante, estas aumentaron en alrededor de 9.000 millones de pesos con respecto a mayo de este año, resultados en los cuales influyeron de manera determinante el comportamiento del Bancafé y el Instituto de Fomento Industrial.

Tribunal y no huelga

Los empleados del Banco Santander realizaron una votación interna, el viernes 17 y el martes 21 de agosto, para decidir entre la huelga o el tribunal de arbitramento. La casa bancaria informó que, según las actas elaboradas en los sitios en donde se realizó públicamente el escrutinio, los trabajadores optaron por el tribunal de arbitramento y no por la huelga, como lo ha venido divulgando la Unión Nacional de Empleados Bancarios.

Financiación de VIS

Financiación de VIS

En el período abril-junio se financiaron 5.007

RECUSACIÓN / EN MANOS DEL PRESIDENTE NOMBRAMIENTO

Nuevo árbitro para fusión Avianca-Aces

El Ministro Eduardo Pizano cree que las afirmaciones del Superintendente de Industria y Comercio son opiniones. Archila decidirá hoy si sigue en el cargo.



EMILIO JOSÉ ARCHILA, Superintendente de Industria y Comercio.



EDUARDO PIZANO DE NARVÁEZ, *ministro de Desarrollo.*

En una decisión que considera jurídica y sin ningún tinte político o económico, el ministro de Desarrollo, Eduardo Pizano, le retiró al Superintendente de Industria y Comercio, Emilio José Archila, la posibilidad de decidir sobre una posible fusión de Avianca y Aces, al menos en lo que tiene que ver con el proceso que fue apelado.

Para el Ministro, las afirmaciones del Superintendente a los medios de comunicación sí constituyen opiniones, según lo establece los códigos de procedimiento civil y de contencioso administrativo y varias decisiones de la Corte Constitucional.

Pizano insistió en que un funcionario que debe decidir un litigio no puede dar opinio-

ACTUACIONES DE ARCHILA

El Superintendente se ha caracterizado por decisiones consideradas como 'duras' por sus repercusiones. Estas son algunas de las más conocidas:

- Las reglas que impuso la Superintendencia de Industria y Comercio a Leona y Bavaria después de su arreglo no fueron pocas. Incluyeron desde planes de publicidad hasta la obligación de permitir que en sus plantas, un tercero pueda fabricar productos similares, si la capacidad instalada lo permite, es decir la competencia puede estar en ca-

por competencia desleal denunciado por los operadores de larga distancia 007 Mundo, Orbitel y Telecom. Además de la multa, Comcel, tuvo que responder por daños y perjuicios a las empresas operadoras. La compañía presentó un recurso de reposición que fue negado.

La Superintendencia impuso multas por 300 millones de pesos a 25 empresas de alimentos por considerar que engañaban al consumidor al echar menos producto del anunciado en sus empaques. Las sanciones oscilaron

ELECTRIFICADORAS

Quiebras causarían apagón

El fantasma de un racionamiento nacional del servicio de energía eléctrica sigue rondando la vida de los colombianos. En esta oportunidad el apagón no sería por culpa de la violencia o por falta de generación. La responsable sería la corrupción.

Las empresas distribuidoras, de la Costa y del interior, están en inminente quiebra y finalmente van a quedar sin tener con qué pagar a los generadores y estos les cortarán el suministro de energía, y detrás de este problema está una cadena de hechos de corrupción, aseguró el Contralor General de la República, Carlos Ossa Escobar.

El remedio resultó peor que la enfermedad, explicó Ossa Escobar, pues por blindarnos contra los problemas de generación que originaron el apagón a principios de los noventa, nos embarcamos en un lío más grave, que se convirtió en un verdadero hueco, por donde se están saliendo cuantiosísimos recursos, señaló en referencia a los contratos PPA, Bomt y Boot suscritos por varias elec-

como lo ha venido divulgando la Unión Nacional de Empleados Bancarios.

Financiación de VIS



Financiación de VIS
(Segundo trimestre)
Usadas
17,6%
Nuevas
82,4%

Fuente: Dane.
Gráfico: Diseño Editorial / EL TIEMPO

En el periodo abril-junio se financiaron 5.007 viviendas de interés social (VIS), lo que significó una reducción del 28,8 por ciento frente al mismo lapso del año pasado. Para la VIS usada la disminución fue de 41,3 por ciento la de VIS nueva la caída fue del 25,4 por ciento. En el primer semestre se financiaron 9.882 soluciones de vivienda social.

Rueda de negocios

El 2 y 3 de octubre, en el Centro de Convenciones Gonzalo Jiménez de Quesada, en Bogotá, habrá una rueda de negocios con 30 empresarios centroamericanos invitados por Proexport, de los sectores de alimentos, dotación hospitalaria médico-quirúrgica, confecciones, metalmecánica, impresos y publicaciones, cartón y empaques, calzado y marroquinería, materiales de construcción, manufacturas plásticas, vidrio, envases y muebles.

cioso administrativo y varias decisiones de la Corte Constitucional.

Pizano insistió en que un funcionario que debe decidir un litigio no puede dar opiniones antes de que exista un fallo definitivo, es decir, hasta que no hayan sido superados los recursos de apelación que sean necesarios (lo dice Corte Constitucional en varias sentencias). Por esta razón, dejó en manos del Presidente de la República la designación de un Superintendente ad hoc.

Dijo que en la valoración que hizo el Ministerio únicamente tomó en cuenta las declaraciones y opiniones del Superintendente y no los comentarios o apreciaciones de quienes escriben los artículos o las columnas.

Mientras tanto, el Superintendente, que se encontraba en Panamá, no habló sobre el asunto y decidió tomarse toda la noche para meditar y hoy, una vez regrese al país, dará a conocer su decisión de seguir o dejar el cargo.

cas. Incluyeron desde planes de publicidad hasta la obligación de permitir que en sus plantas, un tercero pueda fabricar productos similares, si la capacidad instalada lo permite, es decir la competencia puede estar en casa.

- A la empresa de telefonía celular Comcel le tocó cancelar una multa, por 520,2 millones de pesos. Fue el pago por una sanción

La Superintendencia impuso multas por 300 millones de pesos a 25 empresas de alimentos por considerar que engañaban al consumidor al echar menos producto del anunciado en sus empaques. Las sanciones oscilaron entre 8 y 17 millones de pesos y recayeron en empresas de Bogotá, Cali, Medellín, Barranquilla, Bucaramanga y la zona arrocera del Tolima.

Lo que ha pasado

Ante los problemas financieros que atraviesan las aerolíneas, las dos compañías más grandes del país plantearon la integración de operaciones. La propuesta inicial fue objetada por el Superintendente por considerar que conformarían un monopolio y causaría efectos negativos sobre el mercado y los usuarios.

Ante la negativa del funcionario, las compañías presentaron un recurso de apelación ante la Superintendencia. Cuando la decisión estaba a punto de darse a conocer, Leonor Montoya y Juan Emilio Posada, representantes legales, decidieron recusarlo.

Dentro de las razones de la recusación que presentaron Avianca y Aces se habló de temas específicos como las repetidas y públicas expresiones fuera de la actuación oficial, a través de las 1-16

más grave, que se convirtió en un verdadero hueco, por donde se están saliendo cuantiosísimos recursos, señaló en referencia a los contratos PPA, Bomt y Boot suscritos por varias electrificadoras.

"Los PPA resultaron un negocio rentable únicamente para los bolsillos de los particulares", dijo el Contralor.

La magnitud de la cartera irrecuperable de las electrificadoras del interior, que superó los $387 mil millones en el año 2000, hace inviable estas empresas.

Según un análisis del ente de control, las electrificadoras del interior enfrentan graves 1-17

| EL TIEMPO |

THE WALL STREET JOURNAL AMERICAS®

1-14 JUEVES 23 DE AGOSTO DE 2001 http://interactivo.wsj.com

Una publicación de DOW JONES EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

LAS ACCIONES de la papelera sueco-finlandesa Stora Enso subieron más de un 6% ante las noticias de supuestas conversaciones de fusión con la estadounidense *International Paper*. Ambas empresas son dos de las más importantes papeleras del mundo. De concretarse, la operación crearía un enorme grupo papelero, con ventas de más de US$40.000 millones anuales.

* * *

Nestlé obtuvo una ganancia neta de US$1.900 millones en el primer semestre, una inesperada alza del 13%. Sin embargo, los márgenes de ganancia del grupo suizo cayeron ante su mayor gasto en publicidad y promociones para enfrentar la dura competencia en el sector de agua y alimentos para mascotas.

* * *

Un consorcio encabezado por AIG acordó adquirir importantes participaciones en tres filiales financieras de Hyundai Group. La aseguradora estadounidense acordó invertir US$860 millones en las empresas y el gobierno de Corea del Sur contribuirá US$706 millones adicionales para compartir el riesgo.

* * *

Swiss Re acordó vender su aseguradora de crédito al grupo alemán Gerling, la que podrá fortalecer su presencia en EE.UU. y Europa. La operación creará a la tercera aseguradora de crédito del mundo, valorada en US$1.200 millones, y ayudará a Swiss Re a dejar un negocio que ya no le interesaba.

* * *

Las autoridades financieras de Gran Bretaña multarán con US$508.000 a PaineWebber, la filial de corretaje del banco suizo UBS, porque

REGIONAL

EL MINISTERIO de Salud de Brasil informó que inició el proceso de producción de la droga nelfinavir al no lograr persuadir al gigante farmacéutico suizo Roche de que rebajara el precio del medicamento, usado para tratar el sida.

* * *

Maytag, fabricante de electrodomésticos estadounidense, abrirá operaciones de subensamblaje en México, en un esfuerzo por recortar costos en su principal división de producción de aparatos eléctricos.

* * *

Grupo IMSA, acerera mexicana, acordó pagar US$102 millones por la división de materiales metálicos para construcción de LTV Corp. de Estados Unidos. La operación necesita ser aprobada por las autoridades mexicanas.

* * *

El gobierno colombiano nombrará un nuevo *árbitro* para que estudie el caso de la fusión de las dos principales aerolíneas del país, Avianca y Aces. La combinación había sido negada por el Superintendente de Industria y Comercio porque concentraría *en la nueva empresa* el 70 % del mercado. Esa decisión fue apelada por las compañías.

* * *

El presidente del Banco Santander Central Hispano (BSCH), Emilio Botín, espera que las ganancias netas del *banco en América Latina* en 2001 suban un 50%, a US$1.500 millones; a pesar de los *problemas económicos de la región*.

El BSCH ofrecerá sus servicios de comercio electrónico para compra de suministros, PyMarket, actualmente disponible sólo en España, a los clientes de sus subsidia*rias en América Latina*.

* * *

The New Zealand Dairy

El rescate de Argentina tiene sabor agridulce

Dinero del FMI sólo compra tiempo.

PAMELA DRUCKERMAN
Redactora de The Wall Street Journal

BUENOS AIRES

El paquete de rescate de US$8.000 millones del Fondo Monetario Internacional (FMI) da un respiro a Argentina para que trate de equilibrar su presupuesto y recupere la confianza de quienes tienen sus ahorros en los bancos locales, pero no garantiza estabilidad en la tercera *economía de Latinoamérica*.

Muchos detalles del acuerdo todavía se estaban negociando, lo que deja abiertas interrogantes fundamentales acerca de provisiones que exigen un canje de bonos argentinos y la posibilidad de mayores discusiones comerciales entre Sudamérica y Estados Unidos.

"Los mercados ven esto como una medida *interina, con cierto optimismo de que viene algo más*", dice Stephen Taber, miembro ejecutivo de la estadounidense Antarctica Capital LLC. "*No es suficiente para resolver* la situación".

El nuevo financiamiento, anunciado a última hora del martes después de casi dos semanas de negociaciones, no bastó para generar entusiasmo en los mercados financieros el miércoles. La tasa de interés promedio para los bonos argentinos cayó casi dos puntos porcentuales, lo que indica que son vistos como menos riesgosos. El Merval, el principal índice bursátil de Argentina, subió un 8,2%.

El FMI dijo que Argentina está en camino de obtener US$5.000 millones en créditos el próximo mes, los que el país usará para reforzar las casi agotadas reservas del gobierno. Sin embargo, los US$3.000 millones restantes, dependen de los que el FMI llama una "operación voluntaria y de mercado para aumentar la viabilidad del perfil de deuda de Argentina".

La operación es supuestamente un canje de bonos, lo que los inversionistas dicen es esencial para que Argentina se mantenga al día con su deuda pública de US$130.000 millones. Pero la propuesta, en gran parte, todavía se está negociando. Daniel Marx, secretario de Finanzas *argentino*, dijo que el gobierno considerará la posibilidad de conseguir garantías de créditos o financiamiento adicional.

La lucha por la solvencia

Índice argentino de bonos EMBI-plus, rentabilidad diaria


200
180
160
140
120
1999
2000
2001

❶ **10 dic., 1999:** Fernando de la Rúa asume como presidente tras una campaña prometiendo que levantaría la economía.

❷ **6 Oct., 2000:** Carlos Álvarez renuncia como vicepresidente *en protesta al manejo que le dio* De la Rúa al escándalo de coimas en el Senado.

❸ **18 dic., 2000:** Buenos Aires anuncia un paquete de ayuda de US$40.000 millones encabezado por el FMI.

❹ **2-21 marzo, 2001:** Renuncia *José Luis Machinea; Ricardo* López Murphy es nombrado ministro de Economía. López Murphy dimite; Domingo Cavallo es confirmado como el nuevo ministro y anuncia el "Plan de Competitividad" que estimulará la economía con impuestos a las transacciones financieras.

❺ **3 junio, 2001:** Argentina canjea US$29.477 millones en *deuda, postergando costos de* servicio de deuda de US$7.820 millones hasta 2002.

❻ **15 junio, 2001:** Argentina anuncia un nuevo sistema cambiario para las exportaciones, lo que amplía la paridad de 1 a 1 del peso con el dólar para incluir al euro.

❼ **26 julio, 2001:** Moody's Investors Service rebaja la calificación crediticia de Argentina por segunda vez en dos semanas y queda en Caa1. La calificación es menor a la previa de Rusia antes de la devaluación y a la crisis de la deuda de 1998.

❽ **21 agosto, 2001:** El FMI anuncia planes de agregar US$8.000 millones más al pa*quete de ayuda de US$14.000* millones para Argentina.

Fuente: J.P. Morgan Chase; Reuters

Economía argentino Domingo] Cavallo pudiera entrar e implementar su programa", dice William Rhodes, vicepresidente del directorio de Citigroup. "Creo que ahora en las próximas semanas y meses los argentinos se sentarán con el sector privado y las instituciones financieras internacionales, para ver cómo pueden acordar un mecanismo voluntario, y de mercado para reducir la deuda total de Argentina".

Fuentes cercanas a las negociaciones dijeron que el secretario del Tesoro de EE.UU.,

mente mucho sentido".

Economistas dicen que los detalles del intercambio de bonos serán complicados, porque Argentina necesita reducir la carga de su deuda total para mantener su solvencia. Pero para evitar una reestructuración forzada, desea que los tenedores de bonos participen en forma voluntaria. Argentina hizo un intercambio de US$ 30.000 millones en junio, pero para convencer a los inversionistas de intercambiar sus bonos por deuda con vencimientos más largos, el gobierno tuvo que ofrecer

llones, y ayudará a Swiss Re a dejar un negocio que ya no le interesaba.

* * *

Las autoridades financieras de Gran Bretaña multarán con US$508.000 a PaineWebber, la filial de corretaje del banco suizo UBS, porque no tomó las medidas suficientes para prevenir el lavado de dinero. La sanción es la segunda más alta que ha impuesto un regulador en ese país.

* * *

Excite at Home despidió a Ernst & Young, su auditor independiente, un día después de que la firma dijera que dudaba de la capacidad de Excite para seguir operando. El proveedor de Internet alega que la decisión estaba planeada desde hace meses.

* * *

El Consejo de Normas Contables Financieras de EE.UU. está considerando lanzar un nuevo proyecto para estandarizar los informes financieros de las compañías, en respuesta al creciente uso de ganancias pro forma en lugar de utilidades netas en sus declaraciones.

* * *

Un estudio financiado por el gobierno de EE.UU. mostró que los exámenes tradicionales para detectar el cáncer de colon, sigmoidoscopía, y el de sangre oculta en heces, son menos efectivos de lo que se pensaba. Las pruebas no lograron descubrir el mal un 24% de las veces, contra los resultados de la colonoscopía, que demostró ser mucho más efectiva.

gión.

El BSCH ofrecerá sus servicios de comercio electrónico para compra de suministros, PyMarket, actualmente disponible sólo en España, a los clientes de sus subsidiarias en América Latina.

* * *

The New Zealand Dairy Board, neozelandesa de lácteos, aseguró que se convertirá en un jugador clave en el mercado de lácteos de México con la compra de las compañías Lamesa y Eugenia. Los detalles financieros del acuerdo no fueron revelados.

* * *

Pride International, contratista de servicios de perforación de EE.UU., pagó US$48 millones por todas las acciones circulantes de Almeria SA, según documentos presentados ante la Comisión de Valores de EE.UU. Almeria opera 12 plataformas de perforación en Argentina y otras dos en Venezuela.

* * *

La Superintendencia de Bancos e Instituciones Financieras de Chile anunció la aprobación de una solicitud del minorista Ripley para crear una nueva institución de servicios financieros, que será conocida como Banco Ripley.

* * *

Univision Communications, principal cadena hispana en EE.UU., nombró a Ray Rodríguez como director general operativo de sus negocios extendidos en televisión bajo una nueva unidad llamada Univision Networks.

Envíe sus comentarios a:
americas@wsj.dowjones.com
200 Liberty St. NY, NY 10281 EE. UU.

Japón, menos productivo

El Índice METI de act. industrial, ajustado por temporada 1995=100

106 / 104 / 102 / 100 / 98

I II III IV I II III IV I II III IV I II
1998 1999 2000 '01

Fuente: Ministerio de Economía, Comercio e Industria de Japón

EL GOBIERNO japonés ofreció el miércoles nueva evidencia de lo severa que es la desaceleración de la segunda mayor economía del mundo. El Ministerio de Economía, Comercio e Industria dijo que su índice de actividad industrial cayó un 1,9% entre abril y junio, comparado con el trimestre anterior, la primera caída trimestral desde 1998. La información refuerza la opinión, entre los economistas, de que Japón va camino de su cuarta recesión en una década. A pesar de que el gobierno revisó al alza el PIB del primer trimestre, analistas creen que la economía se contrajo en el segundo y que sucederá lo mismo en el tercero, completando el semestre de contracción necesario para una recesión técnica.

perfil de deuda de Argentina".

La operación es supuestamente un canje de bonos, lo que los inversionistas dicen es esencial para que Argentina se mantenga al día con su deuda pública de US$130.000 millones. Pero la propuesta, en gran parte, todavía se está negociando. Daniel Marx, secretario de Finanzas argentino, dijo que el gobierno considerará la posibilidad de conseguir garantías de créditos o financiamiento adicional.

"Estamos tratando de ver qué recursos adicionales pueden obtenerse", dijo Marx el miércoles en una entrevista telefónica desde Washington. "Estoy seguro de que recibiremos algunas propuestas" de bancos de inversión", dijo.

El FMI se apuró en hacer un anuncio porque quería enviar una señal a los mercados internacionales y a los argentinos comunes y corrientes de que alguna forma de ayuda está en camino, dijeron fuentes cercanas a las conversaciones. Ante los temores de que la cesación de pagos o un congelamiento de los depósitos podrían estar a la vuelta de la esquina, los argentinos retiraron unos US$8.000 millones, un 11% del total de los depósitos del sector privado, de los bancos locales en las últimas seis semanas.

"Había que hacer algo a corto plazo para estabilizar el país de manera que [el ministro de ... William Rhodes, vicepresidente del directorio de Citigroup. "Creo que ahora en las próximas semanas y meses los argentinos se sentarán con el sector privado y las instituciones financieras internacionales, para ver cómo pueden acordar un mecanismo voluntario y de mercado para reducir la deuda total de Argentina".

Fuentes cercanas a las negociaciones dijeron que el secretario del Tesoro de EE.UU., Paul O'Neill, quien ha sido un abierto crítico de los grandes paquetes de rescate, se había opuesto a otorgar nuevos créditos a Argentina hasta que se hicieran los arreglos para reducir la deuda total del país. Pero las mismas fuentes dicen que O'Neill finalmente respaldó el plan del FMI cuando el gobierno argentino parecía cada vez más encaminado a la bancarrota, a pesar de la aprobación de la políticamente dolorosa ley del "déficit cero" el mes pasado que prometía mejorar las finanzas del país.

"El pragmatismo se impone sobre el idealismo en el mundo real", afirma James Barrineau de Alliance Capital Management Inc., una firma de inversión de Nueva York que tiene una gran posición en bonos de Argentina. "Dejar fracasar a los países que están haciendo un esfuerzo y que sufren los efectos de un menor crecimiento global no tiene real... tercambio de bonos serán complicados, porque Argentina necesita reducir la carga de su deuda total para mantener su solvencia. Pero para evitar una reestructuración forzada, desea que los tenedores de bonos participen en forma voluntaria. Argentina hizo un intercambio de US$ 30.000 millones en junio, pero para convencer a los inversionistas de intercambiar sus bonos por deuda con vencimientos más largos, el gobierno tuvo que ofrecer tasas de interés más altas e incluso tuvo que aumentar su deuda total.

"Nadie nunca asume una pérdida voluntariamente", dice Adam Lerrick, director de Gaillot Center for Public Policy en la Universidad Carnegie Mellon, quien dice que los rescates del Fondo Monetario Internacional fomentan los préstamos irresponsables. "Si los inversionistas tienen la opción de no participar en el intercambio, conservando sus bonos y recibiendo el pago total, una vez más se ha traspasado el costo de los errores del prestamista y del deudor a los contribuyentes de las naciones del G-7".

Las discusiones del canje han tocado la posibilidad de usar activos de propiedad del gobierno argentino como colateral para los bonos, dijo una fuente cercana. Standard & Poor's dijo que espera que el nuevo crédito del FMI refuerce la confianza en Argentina.

Escepticismo sobre la reestructuración de la deuda

CRAIG KARMIN Y PRISCILLA MURPHY
Redactores de The Wall Street Journal

La Bolsa Argentina subió un 8,2% y los bonos de los mercados emergentes repuntaron tras el paquete de rescate de US$8.000 millones del Fondo Monetario Internacional, el último esfuerzo del FMI por atajar una potencial cesación de pagos en los emergentes.

Pero la inquietud persiste, pese a la buena reacción de acciones y deuda. Los inversionistas de bonos temen que el paquete de ayuda no sea capaz de evitar una reestructuración substancial de la deuda pública argentina por US$130.000 millones.

Si Argentina se ve forzada a seguir ese rumbo, el proceso podría ser mucho más complicado que los esfuerzos previos de reestructuración en países como Ecuador y Rusia. Los bonos argentinos representan casi una quinta parte del índice de bonos emergentes de J.P. Morgan y, en consecuencia, su base de inversionistas es mucho mayor y más diversa que la de otros países.

"Una reestructuración verdaderamente difícil pondría al descubierto los problemas de hacer préstamos a los mercados emergentes", dice Abigail McKenna, inversionista de bonos de mercados emergentes en Morgan Stanley Asset Management. "Si la reestructuración en Argentina resulta un desastre, podría verdaderamente estropear" las perspectivas no sólo de los bonos argentinos, sino las de otros bonos de mercados emergentes.

Menos contagioso esta vez

Hasta ahora, los demás bonos de mercados emergentes no se han visto muy afectados por los problemas de Argentina y Brasil, a diferencia de agosto de 1998, cuando la moratoria rusa amplió los diferenciales de bonos de los mercados emergentes. Los gráficos muestran los diferenciales, frente a los bonos sin riesgo del Tesoro de EE.UU., en puntos porcentuales.



1998
Ahora
18
16
14
12
10
8
6
4
EMBI-plus
EMBI-plus sin Rusia
EMBI-plus sin Argentina
E F M A M J J A S O N D
1998
2001

Fuente: J.P. Morgan

El paquete de ayuda, que se anunció a última hora del martes, incluye un pago inicial de US$5.000 millones y uno adicional de US$3.000 millones ligado a la renegociación de su deuda.

Al desarrollarse la crisis de Argentina, al parecer, en cámara lenta, pocos esperan que los mercados emergentes reaccionen como en 1998, cuando la sorpresiva cesación de pagos de Rusia desató el pánico y provocó que los mercados se paralizaran.

"Este ha sido uno de los sucesos de reestructuración más previsto que se recuerde", dice Carlos Asilis, estratega de mercados emergentes de J.P. Morgan. "Eso atenúa los riesgos de contagio, porque los participantes en el mercado ya se han adaptado a la situación".

Además, hoy hay menos dinero invertido en los mercados emergentes. Tan sólo los fondos que invierten en deuda han padecido fugas de US$1.200 millones desde principios de 1999, según AMG Data. Esto significa que menos inversionistas han estado intentando salirse.

De hecho, durante las últimas semanas, la mayor parte de las ventas se han concentrado en los bonos de Argentina, Brasil y otros países de menor calibre crediticio. Sin contar a Argentina, el Índice de Bonos de Mercados Emergentes de J.P. Morgan ofrece un rendimiento de 7,3 puntos porcentuales por encima de los bonos del Tesoro de EE.UU, ligeramente superior a los 6,73 puntos porcentuales de rendimiento a estas mismas alturas del año pasado.

En México, que presume de tener grado de inversión de Moody's Investors Service, los rendimientos de los bonos han caído en los últimos meses.

Brian Gendreau, estratega para mercados emergentes en Salomon Smith Barney, apunta que los márgenes de los bonos asiáticos apenas se han movido en medio de la crisis argentina. "Esto significa que los inversionistas aún no creen que China, Corea del Sur o Malaisia se verían muy afectados por una cesación", dice. En parte, sugiere, la razón puede ser que la deuda asiática es inferior, relativa al Producto Interno Bruto y las exportaciones.

No obstante, aunque los analistas no esperan el contagio generalizado que tuvo lugar después de la cesación de pagos de Rusia, algunos temen que los rendimientos relativamente estables de los bonos de otros mercados emergentes no reflejen la incertidumbre relacionada con la probable reestructuración de Argentina.

José Barrionuevo, director de renta fija global para BNP Paribas, está entre quienes creen que una cesación de pagos de Argentina podría arrastrar a los bonos de otros países emergentes, que ahora tienen un valor total en torno a los US$233.000 millones.

Hace apenas cinco años, los inversionistas hablaban de que Argentina podría obtener el codiciado estatus de grado de inversión, recuerda McKenna, de Morgan Stanley. Eso sugiere que incluso algunos de los emisores actuales de bonos considerados más seguros podrían ser reevaluados de una manera más crítica en caso de que Argentina entre en cesación de pagos.

FILE No. 823437

ECONÓMICAS

CIFRA DEL DÍA

$ 282.625, precio de la carga de café pergamino de 125 kilos hasta hoy al medio día.

DÓLAR

Tasa representativa del mercado	▼$ 2.283,86
Casa de cambio (c)	▼$ 2.130,00
Casa de cambio (v)	▲$ 2.170,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,70
Ayer	0,74

PETRÓLEO — Dólares por barril

Hoy	27,91
Ayer	26,68

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	983,89
Ayer	996,03

INTERÉS — Efectivo anual

DTF	12,46%
DTF Trimestre anticipado	11,57%
TBS Efectivo anual Bancos a 90 días	12,09%

UVR

HOY	$ 120,2439
MAÑANA	$ 120,2482

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,12	3,22
Dólar (Ecuador)		$ 2.283,86
Peso mexicano		$ 255,31

Fiduciaria Colpatria

Las utilidades acumuladas a julio de la Fiduciaria Colpatria sumaron 1.349 millones de pesos, cifra que representa un crecimiento de 144 por ciento si le compara con el mismo período del año anterior. El patrimonio durante los siete primeros meses del año llegó a 7.747 millones de pesos y los activos suman ya 8.608 millones.

Programas sociales

El Gobierno analizó los avances de los programas de la Red de Apoyo Social para reducir el desempleo y encontró que en el plan de Empleo en Acción se aprobó la realización de 925 proyectos de infraestructura que generarán 34.853 empleos y en el de Familias en Acción se han entregado subsidios a 14.419 familias para niños menores de 7 años.

Allegro 2002


Mazda Allegro

Llega al mercado nacional un nuevo vehículo: el Allegro 2002. Ingresa con cuatro versiones: Sedan 1.6 y 1.3 y Hatchback 1.6 y 1.3 y colores como el rojo berlín, azul náutico y niagara, gris neptuno y astral, verde arrecife y extremo perla. En su fase de introducción al mercado, la Mazda aspira a vender en sus concesionarios 300 unidades en todo el país.

Centro de Cuarentena

Los ganaderos tendrán un moderno Centro de Cuarentena, ubicado en Soacha (Cundinamarca), donde se le practicará pruebas al ganado y se le asistirá en todo lo concerniente a la vacunación y



EL GOBIERNO les presentó ayer a los sindicatos y a los congresistas las bases de la reforma laboral. Felipe Caicedo / EL TIEMPO

CUMBRE / EMPRESAS NO DESPEDIRÁN PERSONAL EN LOS PRÓXIMOS DOS AÑOS: GOBIERNO

Primer pulso para la reforma

La indemnización por despidos sin justa causa será equivalente a 25 días de salario. Se crea un sueldo integral de 1.140.000 pesos. No se pagarán horas extras.

El equipo económico en pleno, encabezado por los ministros de Hacienda, Juan Manuel Santos, y de Trabajo, Angelino Garzón, explicó ayer a las centrales obreras del país los alcances de la reforma laboral que, con carácter temporal, se pondrá en marcha en Colombia.

medidas que tiene por objeto reducir el desempleo récord del 18,6 por ciento.

La propuesta de reforma laboral que se oficializó ayer y que sólo cobija a los nuevos trabajadores contiene los siguientes cambios:

- Se establecerá un salario integral a partir de cuatro salarios mínimos, más el 30 por ciento de factor prestacional. Por lo tanto, el salario integral ascendería a 1.140.000 pesos mensuales, más el pago de cotizaciones a salud, pensión y riesgos profesionales. Actualmente el salario integral se fija a partir de diez salarios mínimos en proporción a las horas trabajadas.
- La jornada de trabajo no podrá exceder de ocho horas diarias y de 48 semanales. En ningún caso podrán pactarse trabajo de horas extras ni podrán contratarse menores de 16 años de edad.
- El trabajo de dominicales y festivos sería remunerado mediante descansos compensatorios durante la semana siguiente.
- Cuando haya despido por terminación unilateral del contrato de trabajo, sin justa causa, el trabajador tendrá derecada año de servicio. Actualmente la indemnización es de 45 días por el primer año, y de 15 del segundo al quinto año de trabajo.
- El contrato de trabajo que se celebre tendría una duración fija no mayor de dos años. En caso de ser indefinido, se aplicaría la actual legislación laboral.
- Para verificar el cumplimiento del acuerdo se integrará una comisión de seguimiento compuesta por representantes del Gobierno, los empresarios, las centrales obreras, la OIT y las Comisiones Séptimas del Senado y Cámara.
- El acuerdo tendrá una vi-

mantenimiento. El ministro de Agricultura, Rodrigo Villalba, colocó la primera piedra de la obra que tiene un costo de 1.300 millones de pesos.

Casas de cáscara

Un nuevo uso se le ha conseguido a la cascarilla del arroz. Se trata de la construcción de casas, que a pesar de ser livianas, resisten sismos y resultan mucho más económicas. Cálculos de especialistas de Ecuador indican que las viviendas de aserrín o cascarilla de arroz cuestan entre 35 y 40 por ciento menos.

En una reunión adelantada en el Ministerio de Hacienda, que se prolongó por cuatro horas, y a la que asistieron representantes de todas las organizaciones sindicales, el Gobierno presentó el paquete de

nimos, es decir 2.860.000 pesos.

• Se extenderá la jornada de trabajo diurno hasta las 8 de la noche sin que se genere recargo nocturno. En caso de que la jornada de trabajo se pacte por horas, el pago del salario sería

cho a una indemnización equivalente a 25 días de salario por

gencia de dos años, durante los cuales el Go-

JUSTICIA

Vea además en:
eltiempo.com

Para no abogados. *120 tutelas explicadas, Constitución comentada y todos los Códigos los encuentra* **en la nueva sección Justicia.**

H. Botero seguirá en prisión

Cuando todo estaba previsto para que Hernán Botero Moreno, el primer colombiano extraditado a Estados Unidos, saliera ayer de la cárcel tras 17 años, el Buró de Prisiones de ese país negó su libertad. Botero, condenado a 30 años de prisión por lavado de dólares, buscaba su libertad argumentando que ya había cumplido la mayor parte de su condena. Su abogado, David Martin, dijo que la decisión será apelada.

Destruyen 41 laboratorios



Archivo / EL TIEMPO

Agentes de la Policía Antinarcóticos culminaron el pasado fin de semana la operación 'Macarena II' con la destrucción de 41 laboratorios para el procesamiento de droga en los alrededores de San José del Guaviare. En las operaciones, realizadas por más de 100 agentes antinarcóticos, fueron decomisadas 3 toneladas de cocaína, 2.600 galones de combustible y otros elementos para la elaboración de la droga.

Asesinado líder de desplazados

La Asamblea Permanente de la Sociedad Civil por la Paz denunció el asesinato del profesor Evert Encizo, director de la escuela de La Reliquia (Villavicencio) donde se asientan 18.000 desplazados. Los hechos ocurrieron el domingo en la noche. Durante un bingo dos hombres fuertemente armados entraron al caserío y dispararon. La Asamblea exige acciones urgentes del Gobierno para atender a esta comunidad.

Secuestran a juez

Fernando Coral Villota, presidente del Consejo Superior de la Judicatura, dijo ayer que la justicia colombiana está en medio del fuego de la guerrilla y los paramilitares en Colombia. Fernando Coral hizo el pronunciamiento al referirse al secuestro de un juez este fin de semana en una de las acciones de la guerrilla en el Tolima. Coral no precisó de qué magistrado se trata.

CONGRESO / FUNCIONARIOS DICEN QUE ESTÁN LISTOS A RESPONDER A LAS ACUSACIONES

Cartas tapadas del Banpacífico

Giros al exterior, nexos con el alto Gobierno y acuerdos que benefician a accionistas del banco, hacen parte de los ases que hoy se destaparán en el Congreso. 'Estoy lista a responder' : Ordóñez.

Los congresistas Gustavo Petro y Hernando Carvalho creen tener las pruebas suficientes para pedir hoy mismo la salida del Gobierno de Sara Ordóñez, ministra de Salud y ex superintendente bancaria, y de Luis Alberto Moreno, embajador de Colombia en Washington.

Para exigir su salida, Petro y Carvalho exhibirán ante la Comisión Tercera de la Cámara documentos con los que intentan *demostrar que aprovecharon sus cargos* para dilatar la intervención del agonizante Banco del Pacífico y beneficiar así negocios de personas cercanas a Palacio.

El debate, al que está citados una decena de altos funcionarios, se iniciará a las 8 en *punto de la mañana en presencia* del Procurador, el Fiscal y el Contralor.

"Su presencia fue solicitada porque también pediremos varias investigaciones, incluso penales", dijo Carvalho, representante liberal que hace un mes inició el debate en periódicos nacionales y extranjeros.

Pero, ¿cuáles son los ases que se destaparán en un debate que ha sido calificado más de político que de control y vigilancia?

Según lo estableció este diario, son por lo menos cinco las cartas que se jugarán.

Una tiene que ver con transacciones al exterior que el Banpacífico hizo para sacar 14 millones de dólares en momentos en que estaba en crisis de liquidez y a pesar de que era vigilado por la Superbancaria.

"En cambio de inyectar dinero, como se lo exigió la Super, lo sacaron a una cuenta en Stanford, E.U. Era dinero de ahorradores y del recaudo de impuestos", dice Petro.







SARA ORDÓÑEZ, ex superbancaria.

LUIS A. MORENO, embajador en E.U.

HERNANDO CARVALHO, citante.

GUSTAVO PETRO, citante.

Para los citantes, el hecho de que los representantes del principal accionista del Banpacífico del Ecuador fuera una firma a la que estaban vinculados hombres cercanos al Gobierno –el embajador Moreno; el ex ministro de Defensa Luis Fernando Ramírez y el comisionado de Paz, Camilo Gómez, entre otros– es otra prueba de los intereses que se habrían manejado.

Ellos hacían parte de Westsphere Andina S.A., sucursal de Westsphere Capital, una banca de inversión que inyectó al Banpacífico del Ecuador 12,5 millones de dólares de fondos de pensiones de E.U.

Petro insiste en que la amistad de Sara *Ordóñez con algunos socios de Westsphere* –a quienes, además, les alquiló la oficina donde funcionan– sirvió para dilatar la intervención del banco y permitir que, en su caída, se llevara consigo 52 mil millones de pesos del recaudo de impuestos.

Para Carvalho *la prueba reina del debate* es un fideicomiso que se constituyó en Ecuador en favor de Westsphere Capital. En él, el Banpacífico Ecuador reservó 78 millones de dólares para garantizar que Westsphere no pierda su inversión.

Con el *fideicomiso*, el *Banpacífico* del Ecuador no tendría con qué pagar la garantía que firmó como respaldo a las pérdidas patrimoniales de su filial en Colombia y que, según los citantes, inexplicablemente no se ha hecho efectiva.

La defensa

'A mí la renuncia solamente me la pide el Presidente', aseguró la ministra Sara Ordóñez. Agregó que está lista a atender la citación y que demostrará, con pruebas, que actuó conforme a la ley.

Sobre los vínculos con los socios de Westsphere Andina, dijo que no existía inhabilidad alguna con su cargo, pues la firma no tenía nexos con el banco en Colombia. Atribuyó a la imaginación de Petro la supuesta creación de un grupo financiero liderado por ella.

Ramírez, por su parte, dijo que las acusaciones de favorecimiento son una simple especulación y que su defensa la asumirá durante el debate.

Los otros funcionarios citados –entre ellos el ex ministro de Hacienda, Juan Camilo Restrepo; y la ex directora de la Dian, Fanny Kertzman– han reiterado en varias ocasiones que sus conductas frente al caso se ciñeron a la ley.

Petición al Ministro de Justicia

El presidente de la Corporación Colombiana de Litigantes (Corcal), Armando Salgado, presentó ayer un derecho de petición al ministro de Justicia, Rómulo González, en el cual le solicita que no permita que los procesos ejecutivos (los que buscan recuperar bienes en litigio) "pasen a manos de la justicia privada". Según Salgado, ya hay propuestas en ese sentido de distintos sectores de la sociedad.

Foro sobre conciliación

El ministro de Justicia, Rómulo González, instalará mañana en la Universidad Javeriana, a las 7:00 a.m. en el auditorio Félix Restrepo, el Primer Foro sobre los alcances de la Ley 640 de 2001, mediante la cual se dictan normas relacionadas con la conciliación y otras disposiciones relativas a los mecanismos alternativos de resolución de conflictos. Recientemente ese Ministerio ha establecido medidas para aumentar la oferta de conciliadores, regulando la materia.

Otro libre por nuevos códigos

El árbitro de fútbol Jorge Humberto Villamizar, que estaba detenido por enriquecimiento ilícito, fue otro de los beneficiados en las últimas horas por los nuevos códigos Penal y de Procedimiento Penal. Villamizar, según las investigaciones, se benefició con cerca de 120 millones de pesos girados por el cartel de Cali. El árbitro logró el pasado 19 de agosto su libertad condicional.

Descubren túnel en la Modelo



Archivo / EL TIEMPO

El Inpec encontró un nuevo túnel en la cárcel Modelo de Bogotá entre los patios 1 y 2 donde se encuentran recluidos más de 2.000 guerrilleros de las Farc y el Eln. El túnel de cuatro metros de ancho por 80 de largo salía de la cancha de fútbol, cerca de uno de los muros externos de la prisión, y tenía modernos sistemas de ventilación. Hace cuatro meses, según cálculos de autoridades, lo estaban construyendo.

Condecoraciones a policías

El director de la Policía, general Luis Ernesto Gilibert, y el ministro de Defensa, Gustavo Bell, hicieron ayer un reconocimiento a los 14 policías que durante más de 48 horas repelieron el ataque de las Farc al municipio de Anzoátegui (Tolima) ocurrido el pasado 11 de agosto. En el ataque perdieron la vida los policías Luis Hernando Preciado y Fernando Castaño Hernández. Una menor también murió.

ECONÓMICAS

CIFRA DEL DÍA

1,4 %, ha crecido el Indice de la Bolsa de Valores de Colombia en lo corrido de agosto.

DÓLAR		CAFÉ		PETRÓLEO		BOLSA DE COLOMBIA		INTERÉS		UVR	MONEDAS		
		Dólares por libra en N.Y.		Dólares por barril		IGBC (Índice General)		Efectivo anual			Pesos por	Compra	Venta
Tasa representativa del mercado	$ 2.285,06	Hoy	0,74	Hoy	26,68	Hoy	996,03	DTF	12,46%	HOY $ 120,2397	Bolívar	3,13	3,23
Casa de cambio (c)	$ 2.140,00	Ayer	0,70	Ayer	27,40	Ayer	994,66	DTF Trimestre anticipado	11,57%	MAÑANA $ 120,2439	Dólar (Ecuador)		$ 2.285,06
Casa de cambio (v)	$ 2.165,00							TBS Efectivo anual Bancos a 90 días	12,28%		Peso mexicano		$ 256,24

Precio del aceite de palma

Luego de sufrir una fuerte depresión entre 1998 y el 2000, los precios de aceite de palma comienzan a recuperarse. Según Fedepalma entre el 28 de junio y el 16 de julio la cotización internacional se incrementó en 36,2 por ciento y la del aceite de soya en 26,6 por ciento. El precio internacional de la tonelada de aceite crudo pasó de 268 dólares a 365 en Rottterdam.

Sigue expansión de Carulla

Participación en las ventas
Año 2000


Cafam 6%
Exito Cadenalco 35%
Alkosto 6,9%
Carulla 12%
Olímpica 12%

Fuente: Fenalco
Gráfico: Diseño Editorial / EL TIEMPO

La expansión de Carulla Vivero, en la que se han invertido importantes recursos, continúa viento en popa. Esta semana la cadena comercial que compite con Éxito, Carrefour y Olímpica, abrirá el Super Centro Vivero, un nuevo almacén el cual estará ubicado en la ciudad de Barranquilla, ciudad que vio nacer a la cadena. La tienda abrirá sus puertas en el Centro Comercial Buena Vista.

Beneplácito por liberación

Ecopetrol celebró la liberación del dirigente sindical Julio Carrascal Puentes, la cual se registró el pasado 17 de agosto, una semana después de haber sido plagiado en un retén ilegal en Marialabaja, Bolívar. Carrascal fue ex presidente de la Unión Sindical Obrera y en la actualidad se desempeña como miembro del comité ejecutivo de la Central Unitaria de Trabajadores.

Música, la preferida

DECRETO / FLEXIBILIZACIÓN DEL MERCADO LABORAL

Día clave para concertar

El Gobierno buscará convencer a los trabajadores para que apoyen la expedición de un decreto que, argumenta, facilitará la contratación de mano de obra y la reducción del desempleo.

En medio del apoyo generalizado de los empresarios, del rechazo de las centrales obreras y de la controversia jurídica y constitucional que ha desatado el anuncio de la reforma laboral por decreto, el Gobierno revelará esta tarde el contenido de la iniciativa que busca facilitar el enganche de trabajadores.

Como si nunca hubieran tenido diferencias en otros aspectos de la política económica, los ministros de Hacienda, Juan Manuel Santos, y Trabajo, Angelino Garzón, llegarán unidos a la reunión de la tripartita Comisión de Concertación Laboral para presentar y defender el proyecto de flexibilización de las normas laborales, que hace parte del Plan de Choque para estimular la demanda y reactivar la economía.



ANGELINO GARZÓN, ministro de Trabajo.

JULIO ROBERTO GÓMEZ, secretario general de la Cgtd.

Las propuestas

Ampliación de la jornada diurna para reducir el recargo nocturno, días compensatorios como pago del trabajo en los dominicales y festivos, salario mínimo integral para los jóvenes, son algunos puntos que se da por descontado figurarán en la propuesta.

Y mientras Santos confía en que la sensatez de los dirigentes obreros allanará el camino para expedir el decreto, estos, encabezados por Julio Roberto Gómez, secretario general de la Central General de Trabajadores Democráticos (Cgtd), tienen profundas reservas sobre la temporalidad de la medida, prevista por dos años, porque a la final, argumenta, termina siendo permanente.

En esa apreciación coincide el presidente de la Asociación Colombiana de Empresas de Servicios Temporales (Acoset), Miguel Pérez, quien puso como ejemplo el aumento del IVA y el gravamen del tres por mil.

El Plan de Choque, advirtió el Ministro de Hacienda, no es únicamente flexibilizar las normas que rigen la contratación laboral.

Por esto, dice, cuando a los trabajadores se les explique el paquete completo (que además de la reducción de los intereses del Banco de la República contiene la salida de cerca de dos billones de pesos en menos de cinco meses para estimular la demanda) comprenderán sus bondades y terminarán apoyándolo.

Desde la óptica del Gobierno, para expedir el decreto se requiere de un acuerdo tripartito, tal como lo establece la Ley 48 de 1968, pero esta interpretación no es compartida por juristas expertos en el tema constitucional, quienes aseguran que la Carta Política de 1991, prohíbe modificar códigos, como el laboral, mediante un decreto.

Compras por Internet

Categoría	Porcentaje
Alimentación	0,5%
Seguros	0,6%
Ropa	6,9%
Informática	7,6%
Libros	34,2%
Música	42,4%

Fuente: Mundoviaje.com
Gráfico: Diseño Editorial / EL TIEMPO

Los viajes representan el 13,8 por ciento de los productos más vendidos a través del comercio electrónico, situándose en tercer lugar después de la música que representa el 42,4 por ciento y los libros, con el 34,2 por ciento, según una encuesta realizada por la agencia de viajes en línea Mundoviaje.com. Cerca del 50 por ciento de las conexiones a Internet se realizan desde casa, el 47,1 por ciento desde los cibercafés.

Selección de talentos

A nivel mundial la búsqueda de ejecutivos se ha convertido en una feroz competencia entre las firmas conocidas como caza talentos. Lo anterior ha llevado a que se hagan clasificaciones sobre las que llevan el liderazgo en la escogencia de los más importantes empresarios de multinacionales. En este sentido Korn/Ferry International, que tiene operaciones en Colombia se colocó a la cabeza de un estudio internacional que se realizó entre 340 gerentes.

ENERGÍA / EN LA COSTA LLEGÓ A $ 58 MIL MILLONES

En aumento deuda oficial

Las deudas de las entidades oficiales también le están quitando capacidad de maniobra a las electrificadoras. El caso más dramático se observa en la Costa Atlántica donde el monto de las obligaciones pendientes asciende a 58.493 millones de pesos.

Entre los morosos se encuentran entidades como la Contraloría General de la Nación, el DAS, el Dane, los ministerios de Transporte, Comunicaciones, Justicia, Minas, Salud, Trabajo y Defensa. Ni siquiera se salvan entidades que presumen de fortaleza financiera como Telecom y Ecopetrol.

La lista es larga y también incluye a la Registraduría Nacional, las Cárceles, las universidades, los acueductos y la Aeronáutica Civil, cuyos presupuestos anuales en ocasiones no alcanzan para cubrir la totalidad de las obligaciones.

El propio Ministro de Minas y Energía, Ramiro Valencia Cossio, señaló que este es uno de los más graves problemas de carácter estructural que debe afrontar el sector eléctrico, que ya afronta traumatismos por el robo de energía y las pérdidas por fraudes, sí como los rezagos en el pago de los subsidios para llevar el servicio a los estratos más pobres de la población.

Cartera oficial consolidada
(Millones de pesos)

	Costa	Caribe	Total
Nacional	1.664	4.586	6.250
Departamental	1.257	1.427	2.685
Municipal	22.594	26.962	49.557
Total	25.516	32.976	58.493

Fuente: Ministerio de Minas y Energía
Gráfico: Diseño Editorial / EL TIEMPO

Valencia reconoció que esta situación entorpece y enrarece el proceso de privatización de las empresas del sector porque se desnudan las dificultades.

3-5








EL TIEMPO
MARTES 21 DE AGOSTO DE 2001

EMPRESAS / INYECCIÓN DE CAPITAL DE 158 MILLONES DE DÓLARES EN AVANTEL

'Meterse la mano al dril es creer en Colombia'

Este año Avantel S.A. contará con cerca de 350.000 millones de pesos más para pagar sus deudas, aumentar cobertura y tecnología.

ECONÓMICAS

Contar con un teléfono móvil desde el cual usted pueda comunicarse directa e inmediatamente, sin número, con 20 o más personas simultáneamente -que están en Bogotá, Cúcuta y Montería- es apenas uno de los 16 servicios que una organización de telecomunicaciones le ofrece a las empresas colombianas para mejorar su productividad desde un aparato telefónico.

Se trata de Avantel, que hoy, después de 4 años de operaciones en el país, cuenta con 120.000 usuarios de más de 20.000 compañías, que representan el 15 por ciento del sector corporativo. En medio de este panorama de servicio y cobertura, la empresa anunció una capitalización de 158 millones de dólares. Para tomar esa medida tiene como soporte un crecimiento este año en las ventas de un 20 por ciento y un consumo del 40 por ciento superior al de los celulares. Claro se trata de una herramienta de trabajo y no de comunicación personal.

Todo esto está bajo la batuta de Nibaldo Toledo Takahashi, presidente encargado de Avantel, un chileno que vive en Colombia hace más de 10 años. Toledo dice que en el país empiezan a crecer y hay mucho futuro. Meterse la mano al dril y poner 158 millones de dólares es creer en Colombia. Así de simple.



NIBALDO TOLEDO, presidente (e) de Avantel. Carlos Julio Martínez / EL TIEMPO

Capitalizar significa que el mercado potencial de

¿A dónde van a parar esos 158 millones de dólares?

Avantel está en proceso de crecimiento y montaje de su red. Estamos en 20 ciudades. Todavía hay que seguir desarrollando la red para aumentar la cobertura y mejorar capacidades de tráfico. Más

gía no es mejor que otra. Hay una que se adapta mejor a las necesidades del usuario que otras. Nosotros tenemos una competencia indirecta con celulares. Son dos focalizaciones diferentes. La tecnología que usamos es multiservicio: muchos servicios en un mismo equipo. En general, Avantel y celulares pueden coexistir. Ellos están en la estrategia de producto masivo, creciendo a base de publicidad, nosotros estamos concentrados en fuerzas directas corporativas.

ENTREVISTA

La gestión del talento eficiente

COMPUTADORES

¿Qué pasa si se reúnen en un salón un doctor en ciencias físicas, otro en informática y uno más en ciencias políticas y sociología?

Lo primero que se viene a la cabeza es que los representantes de las ciencias exactas 'armen toldo aparte' del humanista, y que si llegan a cruzar palabra tal vez sea difícil que logren conciliar criterios.

Si el físico, el informático, el politólogo y el sociólogo son la misma persona, lo más probable es que su visión integral genere un discurso con lo mejor de cada una de estas áreas, con una percepción más humana de la tecnología.

El personaje existe y se llama Luis Joyanes Aguilar, un español reconocido en el mundo como gran estudioso de las sociedades de la información y el conocimiento, autor de más de 30 libros entre los que se destaca *Cibersociedad*.

LUIS JOYANES, experto en informática.

Joyanes es vicedecano de la facultad de informática y director del departamento de lenguajes y sistemas informáticos de la Universidad Pontificia de Salamanca.

La semana pasada estuvo en Colombia para dictar una conferencia durante el lanzamiento del 'Simposio iberoamericano de sistemas de información en ingeniería de software', organizado por la Universidad Distrital Francisco José de Caldas y la Asociación Colombiana de Informática.

mercado "vamos terminando solos, pero no partimos solos", al señalar que la empresa arrancó compitiendo con otras tres licencias nacionales.

Colombia es muy grande.

¿Qué significa capitalizar...qué el negocio está bueno?

Capitalizar significa que el mercado potencial de las telecomunicaciones en Colombia es muy grande. Significa que creemos que el sector corporativo y el usuarios en cada ciudad con servicio. Esta inyección significa una reestructuración para disminuir pasivos y a futuro mayor capital de trabajo al bajar compromisos bancarios, y por otro lado, aumentar cobertura, capacidad de red y mejorar condiciones de prestaciones del servicio, siempre focalizados al sector corporativo.

¿La competencia los preocupa?

En telecomunicaciones una tecnolo-

¿Las tarifas son parte de la competencia?

Avantel fue la primera empresa de telecomunicaciones de Colombia que comenzó a cobrar en segundos. Eso quiere decir cobrar por lo que se usa del servicio y no con base en aproximaciones. En el sector corporativo las conversaciones son más cortas. La instrucción de un jefe a sus subalternos de 20 segundos paga 20 segundos, en celulares se pagaría un minuto.

3-6

Durante su visita, Joyanes habló con EL TIEMPO sobre la construcción de una sociedad del conocimiento y la humanización de la tecnología, tendencias muy arraigadas en Europa y que se aplican mediante iniciativas y políticas como e-Europe (en todo el continente) e Info XXI (en España).

Visión global

Las teorías actuales hablan del conocimiento como uno de los activos fundamentales de las organizaciones. Joyanes destaca la importancia de las herramientas

3-5

ECONÓMICAS

CIFRA DEL DÍA

1,80 %, creció la demanda de electricidad en julio frente a junio, según ISA.

DÓLAR	
Tasa representativa del mercado	▼ $ 2.288,18
Casa de cambio (c)	▶ $ 2.140,00
Casa de cambio (v)	▶ $ 2.165,00

CAFÉ	Dólares por libra en N.Y.
Hoy	0,70
Ayer	0,69

PETRÓLEO	Dólares por barril
Hoy	27,40
Ayer	27,58

BOLSA DE COLOMBIA	IGBC (Índice General)
Hoy	994,66
Ayer	990,45

INTERÉS	Efectivo anual
DTF	12,46%
DTF Trimestre anticipado	11,57%
TBS Efectivo anual Bancos a 90 días	12,42%

UVR	
HOY	$ 120,2226
MAÑANA	$ 120,2269

MONEDAS	Pesos por Compra	Venta
Bolívar	3,13	3,23
Dólar (Ecuador)		$ 2.288,18
Peso mexicano		$ 257,46

Alerta por anuncios

El ministro de Agricultura, Rodrigo Villalba, dijo que los productores colombianos están preocupados por los anuncios que hizo el presidente Hugo Chávez de Venezuela en el sentido de que ese país cerraría la importación a varios productos, como lo ha hecho Colombia. Recordó que las decisiones que se han tomado respetan las normas andinas y se han hecho efectivas cuando afectan la producción nacional.

Premio a exportadores

Valor de las exportaciones año 2000
Cifras en dólares

Industrias Fana	3' 249.832
Del Alba S.A.	265.000
Cerromatoso	223' 568.476
Sico	2' 848.716

Fuente: DHL
Gráfico: Diseño Editorial / EL TIEMPO

Las empresas Cerromatoso, Sico de Medellín, Industrias Fana de Cali, Del Alba y ProvenCal de Barranquilla fueron galardonadas con el premio exportar DHL 2001 que llegó a sexta versión. Este año se batió el récord con un centenar de empresas participantes, adicionalmente se premió por primera vez un proyecto de exportación.

Retenidos 8.000 CD

Las autoridades aduaneras y la Policía Fiscal, retuvieron 8.000 discos compactos por un valor aproximado de 120 millones de pesos, los cuales fueron localizados gracias a la colaboración de la ciudadanía de Medellín. Hasta el 31 de julio las aprehensiones de este tipo de mercancías superaban los 342 millones de pesos, según la Dian.

Censo de papa

Se lanzó ayer el I Censo Nacional del Cultivo de papa por parte del Dane, el Ministerio de Agricultura, Corpoica y la Gobernación de Cundinamarca. El lanzamiento se inicia con la firma de dos convenios de cooperación técnica, uno entre Dane y la Gobernación y otro entre el Dane y Corpoica. Se aportan equipos de cartografía, fotografías aéreas y recursos en efectivo. El objetivo es mejorar la información sobre la producción de papa en el país.

REACTIVACIÓN / "NO ME DEJEN COLGADO DE LA BROCHA": MINHACIENDA

Reforma laboral, por decreto

Mientras los empresarios respaldaron el anuncio, las centrales obreras se mostraron escépticas sobre la concertación. El martes se oficializará la propuesta.

BOGOTÁ Y CARTAGENA

La reforma laboral que piden los empresarios para reducir sus costos será presentada por decreto y no por proyecto de ley como se tenía previsto desde un comienzo.

El sorpresivo anuncio lo hizo ayer el ministro de Hacienda, Juan Manuel Santos, quien reveló que se presentará una propuesta diseñada conjuntamente por las carteras de Hacienda y Trabajo a las centrales obreras, en una reunión a realizarse el martes próximo. Aclaró que será temporal y por decreto teniendo en cuenta las facultades que otorga la ley 48 de 1968.

"Este es un esfuerzo muy importante que exige de ustedes un compromiso concreto en materia de generación de nuevos puestos de trabajo. Mejor dicho, señores empresarios, no me pueden dejar colgado de la brocha", dijo el funcionario al clausurar la asamblea de la Andi realizada en Cartagena.

Colombia, récord en desempleo (%)

Año	92	93	94	95	96	97	98	99	00	01
%	9,8	7,8	8,0	9,5	11,3	12,0	15,6	18,0	19,7	18,6*

(*) Cifras a junio del 2001 de 13 ciudades

Fuente: Dane
Gráfico: Diseño Editorial / EL TIEMPO

Algunas ideas

Aunque el ministro no especificó qué clase de medidas se adoptarán en diversos escenarios se ha hablado de la necesidad de disminuir las horas extras nocturnas, cambiar el pago de dominicales y festivos por compensatorios, extender la jornada diurna en algunos casos y reducir las indemnizaciones por despido.

Así mismo se establecería un salario mínimo integral para los jóvenes entre los 18 y los 24 años. La propuesta estaría encaminada a que las prestaciones sociales se paguen a través de capacitación. Otro tema controvertido y sobre el cual no se ha dicho la última palabra es la revisión de los aportes parafiscales, es decir, los pagos de las empresas al Sena, Bienestar Familiar y cajas de compensación.

La reforma también contemplaría el establecimiento de turnos más flexibles de trabajo para evitar no solo el pago de horas extras sino permitir una mejor producción especialmente en fábricas y sectores como el turismo. 1-17

EMISOR BAJA LAS TASAS



Juan Manuel Santos

Dentro del paquete de medidas para sacar adelante la economía y generar empleo el ministro de Hacienda anunció:

- La disminución en un punto de las tasas de interés del Banco de la República que quedarán en 9 por ciento para captar recursos y en 10 por ciento para prestar.

- Creación de un fondo de capitalización empresarial a través de una línea de redescuento por 300.000 millones de pesos. Garantías hasta por el 50 por ciento del monto del crédito a favor de los intermediarios financieros.

- Un proyecto de adición presupuestal por 477.000 millones de pesos para la salud. De esos recursos 300.000 millones se destinarán al pago de las obligaciones atrasadas con proveedores y trabajadores de los hospitales, 125.000 millones para el régimen subsidiado y 50.000 millones para la reestructuración de los hospitales públicos.

- Agilización de los recursos del Plan Colombia para inversión social. Se crearán 64.000 nuevos puestos de trabajo, se apoyará económicamente a 192.000 familias y se capacitará a miles de jóvenes de los sectores más pobres.

SUPERBANCARIA

Proyectos de Indra

La empresa española de tecnologías de la información invirtió en Colombia 5,6 millones para modernización del tráfico aéreo y ahora la compañía prepara proyectos para adaptar sistemas informáticos de punta para el transporte público. En el primer semestre del año, la empresa a nivel mundial obtuvo utilidades netas equivalentes a 49.383 millones de pesos lo que significa un incremento del 22 por ciento.

Cartera Bancóldex

Cartera en pesos Bancoldex por sectores

Petróleo, químico y plástico	28%
Agropecuario y agroindustrial	19%
Metalurgia	19%
Otros sectores	14%
Textiles	13%
Papel y cartón	7%

Fuente: Bancoldex
Gráfico: Diseño Editorial / EL TIEMPO

Al finalizar el 2001, la cartera de Bancóldex en pesos y dólares podría alcanzar los 2,6 billones de pesos. Entre enero y junio de 2001, las exportaciones colombianas ascendieron a 6.111 millones de dólares y la cartera del Banco de Comercio Exterior de Colombia S.A., 1.564 millardos de pesos y 304 millones de dólares en dicho período, para una cartera total bruta de 2.2 billones de pesos.

Concluye Expoindustria

Hoy culminará Expoindustria 2001 evento que realiza en Sena en Bogotá. La feria permite apreciar la operación de las áreas metalmecánica, metalurgia, automotriz, electricidad y artes gráficas, entre otros. En el evento se presenta el programa de incubación de personal capacitado para la creación de empresas generadoras de empleo.

Lanzan el 'Midas Bolívar'

Seguros Bolívar lanzó al mercado el plan Midas Bolívar, un seguro integral para empresas en crecimiento. El seguro cubre pérdidas y daños materiales ocasionados por robo de muebles y enseres, equipo de oficina, incendios, entre otros. La empresa ofrece, sin costo adicional, asesoría en prevención de riesgos y seguridad industrial.

Ganancias de Continental

La aerolínea Continental que vuela desde Bogotá a Houston, reportó ganancias netas por 42 millones de dólares durante el segundo trimestre de este año. En ese mismo periodo registró un 82,6 por ciento de los vuelos a tiempo, 5,6 por ciento más del registrado en el mismo periodo del año pasado. A pesar de la tormenta tropical Allison la aerolínea completó un promedio de 98,9 por ciento de sus vuelos.

Aportes mínimos a pensiones

Ocho de cada diez afiliados a los fondos de pensiones obligatorias ganan menos de dos salarios mínimos (572.000 pesos), en tanto que uno de cada dos no hizo aportes a su cuenta de ahorros pensional en los últimos seis meses.

Al 31 de mayo, de acuerdo con información de la Superintendencia Bancaria, los seis fondos existentes contaban con 4.111.336 trabajadores inscritos, pero apenas 2.072.537 cotizaron por lo menos una vez desde diciembre pasado.

Dichas empresas, que nacieron con la Ley 100 de 1993, manejaban a la fecha indicada 9,35 billones de pesos, 278.000 millones de pesos más que en abril, debido al recaudo de aportes por 190.000 millones, a los rendimientos de 123.000 millones y a los retiros por 35.000 millones de pesos.

Esas cifras no son muy diferentes a las del Instituto de Seguros Sociales (ISS), cuyas reservas pensionales, sin embargo, disminuyeron 21.504 millones de pesos hasta 5,24 billones de pesos. Esta entidad paga a sus 445.525 jubilados 14 mesadas al año, cuyo promedio mensual es de 477.917 pesos.

EL TIEMPO

THE WALL STREET JOURNAL AMERICAS®

1-16 VIERNES 17 DE AGOSTO DE 2001 http://interactivo.wsj.com

Una publicación de DOW JONES

EL TIEMPO Y GRUPOS DIARIOS DE AMÉRICA

What's News—®

INTERNACIONAL

DELL tuvo una pérdida neta de US$101 millones en su segundo trimestre fiscal debido a cargos de reestructuración. El resultado es un giro drástico en comparación con los US$603 millones que ganó en el mismo período del año anterior. La firma de PC se vio muy afectada por una demanda débil y la guerra de precios de la industria, y advirtió que no cumplirá con las expectativas de los analistas para el tercer trimestre.

* * *

Lucent recibió la aprobación de sus acreedores para su próxima ronda de reestructuración, que incluirá hasta US$9.000 millones en cargos para el cuarto trimestre y los ya anunciados despidos de 20.000 personas.

* * *

Hewlett-Packard obtuvo ganancias de US$111 millones en su tercer trimestre fiscal, una caída de 89% frente al mismo período del año anterior. Pero el fabricante de impresoras y PC, que se ha visto golpeado por la desaceleración económica mundial, superó las expectativas de Wall Street.

* * *

Bayer decidió posponer su salida a bolsa en EE.UU. de septiembre a febrero ante el mal panorama que enfrenta actualmente, debido al retiro de su fármaco anticolesterol Baycol. Desde que se anunció que la firma retiraría la droga por su vinculación a la muerte de algunos pacientes, la acción de la alemana ha caído

REGIONAL

EL SITIO, portal latinoamericano en español y portugués, informó que recibió la notificación del mercado bursátil Nasdaq del retiro sus acciones por no haber alcanzado un valor mínimo de US$1 durante 30 días consecutivos. El retiro se hará efectivo a partir del 23 de agosto. La empresa dijo que apelará la medida.

* * *

Bredero-Shaw, empresa conjunta entre Halliburton Company y ShawCor, completó la adquisición del 66,7% de Commercial Resin de México, empresa de cobertura de tubería.

* * *

El gobierno peruano recuperó US$18,1 millones de cuentas bancarias relacionadas con el ex asesor presidencial Vladimiro Montesinos. El ministro de Justicia dijo que el dinero provino de cuentas en los bancos Wiese Bank International, en las Islas Caimán. Las cuentas estaban a nombre de su esposa y un socio.

* * *

Endesa, energética española, dijo que su filial Endesa Chile compró otro 0,67% en la generadora eléctrica brasileña Cachoeira Dourada, aumentado su participación en la firma al 99,51%. Cachoira Dourada será retirada del mercado bursátil brasileño.

* * *

Multicanal, empresa de televisión por cable de Argentina, está finalizando las negociaciones con sus bancos acreedores para evitar in-

Renuncia de alto ejecutivo ayudaría a finalizar las pugnas internas en BSCH

CARLTA VITZTHUM
Redactora de The Wall Street Journal

MADRID

José María Amusátegui renunció el jueves a la copresidencia del Banco Santander Central Hispano en un esfuerzo por dar por terminada la lucha por el control del mayor banco de España.

La lucha por el poder surgió desde la creación del grupo a partir de dos bancos en 1999. Pero en los últimos meses, las tensiones entre los ejecutivos de las entidades, Banco Santander y Banco Central Hispano, derivaron en una crisis administrativa de grandes proporciones al disputar los directivos el poder dentro del nuevo grupo. Aunque los problemas no llegaron a perjudicar el negocio de la entidad o sus acciones, a los directivos les preocupaban las repercusiones a largo plazo de trabajar en una entidad dividida.

José María Amusátegui

La dimisión de Amusátegui, ex presidente del directorio de Banco Central Hispano, siete meses antes de que se cumpliera el plazo para que se retirara, fue aceptada en forma unánime por la junta directiva. Así, el control queda en manos del presidente del directorio, Emilio Botín, el ex presidente del directorio del Banco Santander, y Ángel Corcóstegui, el ex presidente del directorio del Banco Central Hispano. Amusátegui y Santiago Foncetillas, un ex ejecutivo del Banco Central Hispano que había cumplido la edad para su retiro obligatorio, también renunciaron a la junta directiva. Ninguna de las dos vacantes será cubierta, por lo que el directorio se reduce a 25 miembros.

Amusátegui continuará como presidente de honor del grupo y de la Fundación Central Hispano. El jueves también se disolvió el llamado grupo G-4, constituido por cuatro ejecutivos que orquestaron la fusión en 1999. Aparte de Botín, Amusátegui y Corcóstegui, el grupo incluía al vicepresidente Matías Rodríguez Inciarte. Amusátegui, de 69 años, permanecerá al mando de Unión Fenosa SA, la tercera eléctrica de España y una filial de BSCH.

Botín le dijo a los inversionistas este mes que las tensiones al interior del banco eran las típicas que se producían después de una fusión, y agregó que BSCH haría todo lo que estaba de su parte para asegurar un restablecimiento de la paz.

Los dos bancos que formaron el BSCH tenían dos culturas corporativas radicalmente distintas. El Banco Santander era conocido por su veloz toma de decisiones y exitoso manejo de riesgos. Sus ejecutivos recibían jugosos incentivos por ser agresivos e innovadores. El Banco Central Hispano tenía una estructura más jerárquica y su proceso de toma de decisiones era más deliberante. Debido a un sistema de remuneraciones más conservador, sus ejecutivos tendían a ser más contrarios al riesgo.

En un esfuerzo por resolver la creciente división entre los ejecutivos de los ex Santander y Central Hispano, BSCH anunció planes a fines de junio para unificar las operaciones de sus dos redes comerciales. También se establecieron ambiciosas metas de crecimiento y reducción de costos para 2002 y 2003, a objeto de enviar una señal al mercado de que las disputas internas no afectarían el crecimiento de las ganancias. Las utilidades netas, proyectó el banco, avanzarían un 20% al año, mientras que los costos se recortarían en un unos US$823 millones en ese periodo.

Para la mayor parte del mercado hay pocas dudas de que Botín tiene el control del BSCH. El banquero de 66 años transformó al Banco Santander desde un banco regional en el mayor grupo bancario de España con intereses a lo largo y ancho de Latinoamérica.

Amusátegui, un abogado que ocupó la vicepresidencia del ex Instituto Nacional de Industria (INI), precursor de la actual SEPI, sociedad estatal con participaciones en el sector industrial, se enfrascó en una lucha con Botín intentando detener lo que consideró como una pérdida de poder entre los ex ejecutivos del BCH. En defensa de Botín, ejecutivos del ex Santander dicen que el presidente del directorio nunca se ha apartado de hacer lo que siempre ha hecho: promover a sus subordinados acorde a sus méritos.

Una casa dividida

La pugna interna por el poder en el mayor banco de España se inició desde la creación del grupo en 1999.

- **Enero 15 de 1999:** Banco Santander y Banco Central Hispano anuncian planes de fusionarse, creando una entidad con activos de US$281.000 millones.
- **Junio 24 de 2001:** Luego de rumores del creciente cisma entre ex ejecutivos de ambos bancos, el grupo anuncia planes de unificar las dos redes comerciales para restablecer la paz.
- **Julio 23 de 2001:** El directorio de BSCH sorprende a los mercados al despedir a *Luis Abril, director general a cargo de comunicaciones e investigación.*
- **Agosto 2 de 2001:** El copresidente del directorio Emilio Botín dice a accionistas de Santander que las tensiones en el banco son típicas de una fusión.
- **Agosto 16 de 2001:** El copresidente del directorio José María Amusátegui renuncia, abriendo paso al control total del banco por Botín.

Fuente: WSJ Europe

28%.

* * *

Samsung proveerá a la finlandesa Nokia de chips de memoria para sus teléfonos móviles. El contrato significa el paso a aparatos con un software más avanzado para voz y servicios de Internet. La sudcoreana está conversando con Motorola y Siemens para cerrar acuerdos similares.

* * *

Philips entregará la producción europea de sus videocasetes a la japonesa Funai Electric, el principal fabricante de videocaseteras del mundo. Además, la holandesa de electrodomésticos despedirá a 1.000 personas, de las cuales 850 están relacionadas con las operaciones de videocasetes.

* * *

Cinco estudios de Hollywood formaron una empresa conjunta para ofrecer películas y otros tipos de entretenimiento a pedido a los consumidores vía Internet. Sony, Warner Bros., Universal Paramount y Metro Goldwyn-Mayer poseen un 20% cada uno de la compañía, cada uno habría contribuido hasta US$150 millones al proyecto.

* * *

Google acordó con Sony licenciarle su tecnología de búsqueda. La japonesa la usará en sus más de 300 sitios Web corporativos, aunque la tecnología estará limitada a estos sitios, no para toda la Red. El compromiso es parte del esfuerzo de Google para aumentar sus ventas internacionales.

cumplir con sus pagos de deuda. La firma intenta refinanciar US$156 millones que vencen el 18 de agosto y US$15,5 millones que vencen tres días después.

* * *

Grupo Bimbo, panificadora mexicana, informó que obtuvo un crédito po US$130 millones de los bancos J.P.Morgan e ING Bank para poder realizar su programa de recompra de acciones por hasta 300 millones de títulos.

* * *

Unibanco, banco brasileño, dijo que sus ganancias en el primer semestre aumentaron un 22,8% en comparación con el mismo período del año pasado gracias al incremento de los préstamos otorgados, mayores tasas de interés y la depreciación del real contra el dólar.

* * *

SEPI, conglomerado estatal español, dijo que postergó para fines de septiembre la elección de un comprador para el 91,9% que controla en Aerolíneas Argentinas. Un vocero dijo que hay cuatro interesados entre los que figuran tres consorcios empresariales y un fondo de inversión estadounidense.

* * *

Alicorp, empresa de productos de consumo de Perú, dijo que colocará hasta US$60 millones en deuda a corto plazo. Este dinero se destinará para capital de trabajo a corto plazo.

Envíe sus comentarios a:
americas@wsj.dowjones.com
200 Liberty St. NY, NY 10281 EE. UU.

¿Novartis, camino a la recuperación?

Cierre diario de las acciones en Zurich, en francos suizos.

$68
64
60
56
29 6 13 20 27 3 10 17
Junio Julio Agosto

Fuente: Thomson Financial/Datastream

NOVARTIS, farmacéutica suiza, informó que ganó *un 10% más en el primer* semestre que en el mismo lapso de 2000, pero algunos analistas temen que las ganancias del año próximo puedan disminuir debido a los retrasos en la aprobación de algunos medicamentos por la Dirección de Alimentos y Medicamentos de Estados Unidos (FDA por sus siglas en inglés). El presidente de Novartis culpó de algunos de los problemas de la firma este año a la mencionada agencia gubernamental estadounidense. En junio, la FDA rechazó la solicitud para la venta del medicamento Zelmac contra el síndrome de colon irritable, y pidió más información sobre el remedio contra el asma, Xolair.

Cajero automático apagado, ladrón desesperado

JONATHAN KARP
Redactor de The Wall Street Journal

SÃO PAULO

Cuando el gobierno ordenó el racionamiento de electricidad, los brasileños temieron que el ya desenfrenado crimen callejero fuera a dispararse aún más, protegido por el manto de la oscuridad. Pero resultó que los paranoicos habitantes de São Paulo ahora están más protegidos que nunca de un flagelo en particular: los asaltos en los que las víctimas son secuestradas y obligadas a retirar dinero de los cajeros automáticos.

El número de estos asaltos, conocidos en Brasil como "secuestros relámpagos", cayó más de un 46% en junio, el primer mes de racionamiento. El motivo principal, según la policía, es que cuando los bancos apagan las luces para conservar energía, también apagan sus cajeros automáticos de 10 de la noche a 6 de la mañana.

Eso afecta directamente el "horario estelar" de los criminales. Valter Sergio de Abreu, quien comanda la unidad de la policía de São Paulo responsable de asaltos a cajeros automáticos, dice que la mayoría de los atracos ocurre después del atardecer y más de un tercio entre las 9 p.m. y la medianoche.

"El racionamiento no es bueno para la seguridad pública, pero cerrar los cajeros automáticos por la noche sí lo es", dice. "Este es un crimen oportunista. Ahora que los cajeros automáticos cierran por la noche, los ladrones han concluido que es menos rentable y se han mudado a otros crímenes".

Abreu añade de inmediato que el racionamiento de electricidad no es el único salvador. Los informes de asaltos relámpagos bajaron un 15% en los primeros cinco meses del año, comparado con el mismo período del año anterior. Otro factor que redujo este tipo de robos fue la decisión de los bancos el año pasado de limitar los retiros nocturnos en los cajeros automáticos a 100 reales (cerca de US$40) por cliente. "Y tampoco pueden ignorarse las operaciones policiales como un factor que ha contribuido", dice. La policía desplegó a oficiales vestidos de civil en los cajeros automáticos más vulnerables de los 4.500 que se calcula hay en São Paulo —incluyendo algunos en un área que alberga a muchas multinacionales— y capturó a 102 delincuentes este año.

Además de convertir a Abreu en una estrella de los medios de comunicación locales, las estadísticas más recientes de asaltos a cajeros automáticos han provocado un debate acerca de la seguridad pública mientras los bancos siguen expandiendo sus redes de cajeros automáticos. Una editorial publicada el jueves en el diario Folha de São Paulo lamentó la falta de equipos de seguridad del "primer mundo", como cámaras, en muchos cajeros. Estos serían de suma ayuda ya que muy pocas de las víctimas de estos robos están dispuestas a denunciar a sus asaltantes a la policía.



BANK

Niculae Asciu

Por su parte, la federación brasileña de bancos podría extender el cierre nocturno de los cajeros automáticos después de que finalice el racionamiento de energía "si verificamos que los asaltos están disminuyendo", dice la portavoz Alice Machado.

Pero aún es muy pronto para saber cuándo terminará el racionamiento o si la abrupta reducción de estos asaltos es una tendencia.

Señales optimistas en la economía de EE.UU.

VASUGI GANESHANANTHAN
Redactora de The Wall Street Journal

WASHINGTON

Las noticias sobre la economía estadounidense tomaron un giro optimista, luego de que informes mostraron solidez tanto en empleos como en vivienda, y la caída mensual más aguda de los últimos 15 años de los precios minoristas.

El Índice de Precios al Consumidor bajó un 0,3% en julio, ajustado por temporada, dijo el Departamento del Trabajo de Estados Unidos. El índice general fue arrastrado por los precios de la energía, los cuales cayeron un 5,6% comparados con el mes anterior.

Los precios básicos, que excluyen los volátiles sectores de comida y energía, permanecieron relativamente estables, aumentando un 0,2%. Ello indica que las presiones inflacionarias siguen contenidas.

Durante el pasado año, el índice de precios ha aumentado un leve 2,7%, idéntico al alza de los precios básicos.

Cuatro meses consecutivos de descuento en la categoría de vestuario podría ser señal de una demanda débil, mientras que parte del incremento en el índice esencial podría ser debido a un aumento de los precios del tabaco.

Es probable que las compañías estén sintiendo alguna presión sobre la fijación de sus precios como resultado de una demanda tambaleante, dijo Richard Rippe, economista jefe de Prudential Securities. "La economía, debilitada, está restringiendo la capacidad de fijar los precios", dijo Rippe. "Es muy difícil para las compañías traspasar esos aumentos en los costos a precios más altos".

La inflación bajo control

Variación anual del IPC y el mismo índice, excluyendo alimentos y energía.

4%
3
2
1
Índice de Precios al Consumidor
Excl. alimentos y energía
1995 96 97 98 99 00 01

Fuente: Departamento de Trabajo de EE.UU. vía Economy.com/FreeLunch

Mientras la inflación siga contenida, la Reserva Federal podría fijar su atención en otros problemas, agregó Rippe. "Son libres para concentrarse en el debilitamiento de la demanda y la producción", agregó.

El Banco de la Reserva Federal de Filadelfia proporcionó el jueves otro recordatorio del estado sombrío de los fabricantes, anunciando que su índice de la fortaleza del sector en el distrito del banco (que cubre la mayoría del estado de Pensilvania y parte de Nueva Jersey) cayó a su nivel más bajo desde marzo.

El mercado de vivienda, sin embargo, permaneció fuerte en julio, mientras que la actividad de la construcción creció a su nivel más alto desde febrero de 2000.

El Departamento de Comercio de EE.UU. dijo que el inicio de casas creció un 2,8%, con los constructores trabajando en viviendas a un ritmo anual (ajustado por temporada) de 1,67 millones de unidades. La mayoría de los economistas estaba esperando un modesto declive.

Sin embargo, los permisos de construcción cayeron por segundo mes consecutivo, indicando que pese a su fortaleza, es improbable que el mercado de vivienda adquiera mayor velocidad para finales de año.

"El sector de vivienda continuará con un desempeño muy bueno", dijo John Lonski, economista jefe del Moody's Investors Service. Pero, a juzgar por la información sobre los permisos, "podría ser menos que espectacular", dijo.

Un reporte separado indicó que el mercado laboral se ve más estable de lo que se esperaba. El Departamento del Trabajo de EE.UU. dijo que el número de trabajadores que solicitan por primera vez los beneficios del seguro de desempleo disminuyó la semana en 8.000 a 380.000.

La cifra de la semana previa fue revisada al alza ligeramente de 385.000 a 388.000. El promedio de movimiento de solicitudes en cuatro semanas, que elimina las fluctuaciones semanales, cayó 9.250 a 370.750, la tercera semana consecutiva que el número ha permanecido por debajo de los 400.000, una cifra límite que indica un deterioro del mercado laboral.

PATRICK BARTA
CONTRIBUYÓ A ESTE ARTÍCULO.

ECONÓMICAS

CIFRA DEL DÍA
$ 10.000 millones, fue la colocación de títulos TES a un año en la subasta de ayer.

DÓLAR

Tasa representativa del mercado	$ 2.291,41
Casa de cambio (c)	$ 2.140,00
Casa de cambio (v)	$ 2.165,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,69
Ayer	0,68

PETRÓLEO — Dólares por barril

Hoy	27,58
Ayer	28,01

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	990,45
Ayer	988,61

INTERÉS — Efectivo anual

DTF	12,46%
DTF Trimestre anticipado	11,57%
TBS Efectivo anual Bancos a 90 días	12,38%

UVR

HOY	$ 120,2184
MAÑANA	$ 120,2226

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,12	3,22
Dólar (Ecuador)	$ 2.291,41	
Peso mexicano	$ 255,88	

Informes del Pacífico en reserva

La Superintendencia Bancaria aclaró que esa entidad no ha suministrado a los medios de comunicación informes relacionados con el Banco del Pacífico que se encuentra en liquidación. Los documentos referentes a eses caso que gozan de reserva legal, solamente se han entregado oficialmente a las autoridades competentes cuando han sido previamente solicitados.

Mejora producción de crudo

Producción de crudo
Miles de barriles por día


600
500
400
300
200
100
0
Ene
Mar
May
Jul

Fuente: Ecopetrol

La producción de petróleo de Colombia ascendió en julio pasado a 597.610 barriles por día, el mejor resultado desde febrero según cifras de Ecopetrol. En julio del año pasado la producción fue de 718.000 bpd. La recuperación se debe al mejor desempeño de Caño Limón que luego de reportar producciones inferiores a 10.000 barriles por días entre marzo y junio como consecuencia de los atentados, registró en julio una producción superior a los 70.000 barriles por día.

Mejora balance de Coltejer

Coltejer informó que la compañía registró una utilidad neta de 6.211 millones de pesos en el primer semestre frente a pérdidas de 32.396 millones registrados en el mismo lapso del año anterior. Los mejores resultados del 2001 son debidos a la austeridad administrativa donde los gastos son menores a los del año 2000 y los menores gastos financieros una vez firmado el acuerdo de reestructuración empresarial Ley 550 el pasado 20 de febrero de 2001.

Crece Confecciones Colombia

Al cierre del primer semestre Confecciones Colombia registró un crecimiento en sus ventas netas del 14,28 por ciento frente a junio de 2000 al totalizar 32.842 millones de pesos. Este incremento se debe a principalmente al negocio de las confecciones en el

SALUD / ACUERDO PARA PAGAR $ 130.000 MILLONES

Seguro Social inicia pagos a hospitales

El ISS girará de inmediato el 7%; alivios en la caja de clínicas, hospitales y proveedores de insumos y medicamentos. Mejoraría oferta de servicios a los afiliados.



GUILLERMO FINO, presidente del Seguro Social.



JUAN CARLOS GIRALDO, director de la ACHC.

Con el acuerdo de pago de 130.000 millones de pesos, que se extiende hasta junio del próximo año, el Instituto de Seguros Sociales (ISS), inició el proceso de normalización de sus relaciones con la red hospitalaria del país.

Ayer, el presidente de la entidad, Guillermo Fino, firmó un acuerdo marco con el director ejecutivo de la Asociación Colombiana de Hospitales y Clínicas (Achc), Juan Carlos Giraldo, que reúne a 120 centros hospitalarios privados y públicos, para solucionar en forma definitiva el problema del pago de cuentas pendientes, la mayoría con una mora superior a 180 días, por servicios prestados a los afiliados al ISS.

LEVANTAMIENTO DE LA SANCIÓN

El acuerdo marco con la Achc, que le devolverá al ISS su margen de solvencia, es un paso más tendiente a que le levanten la sanción que desde 1998 le impide nuevos afiliaciones en salud.

El 5 de septiembre, aseguró Fino, "le estaré presentando a la Superintendente de Salud la solicitud para que nos levante la sanción, tal como lo prometí el 5 de julio, día de mi posesión como presidente del ISS".

El funcionario señaló que continúan las conversaciones con los sindicatos de la entidad para reducir costos, condición para que el Gobierno nacional les gire recursos por aproximadamente un billón de pesos, los cuales servirían para acelerar los pagos a sus acreedores.

do, aclaró Fino, estas estén reconocidas legalmente.

pagando las deudas que tiene con los proveedores de medica-

INVERSIÓN

Recursos petroleros para deuda

Recursos por 685 mil millones de pesos del Fondo de Ahorro de Estabilización Petrolera (Faep) y de los municipios productores del crudo tendrán a disposición las regiones para aliviar sus deudas de inversión con bancos, proveedores y con la propia nación.

Es la primera vez que se toma una decisión de estas características, ya que el Fondo se creó para mantener la estabilización macroeconómica. Los criterios básicos los estableció el Departamento Nacional de Planeación y cobijará a 1.095 municipios y 32 departamentos.

La última reforma tributaria creó un artículo (133) en el que se le permite al Faep pagar deuda de inversión a los municipios y departamentos, pero solo por una vez, y es precisamente por esa razón que ahora el Gobierno decidió hacer uso de la medida. Técnicos del ministerio de Hacienda y de Planeación Nacional trabajaron varios meses en la medida.

Según Planeación, los re-

principalmente al negocio de las confecciones en el mercado nacional que creció el 34 por ciento. Las exportaciones tuvieron un crecimiento del 8 por ciento en pesos, al pasar de 14.200 millones de pesos a 15.300 millones.

Páginas amarillas virtuales

Ventas por Internet en Latinoamérica
(Millones de dólares)

País	Ventas
Brasil	250,25
México	39,66
Argentina	33,15
Chile	14,95
Colombia	8,78
Venezuela	6,50
Otros	22,10

Gráfico: Diseño Editorial / EL TIEMPO
Fuente: Credicard

El portal colombiano especializado www.paginasamarillas.com, reportó a agosto 1'412.163 empresas inscritas y más de 201 mil visitantes que generaron 800.196 consultas de negocios. El 40 por ciento de los usuarios de la página provienen de Estados Unidos y Europa. La página posee información empresarial de 14 países y se calcula que 6.100 empresas en Colombia han ampliado su información la cual le permite a eventuales inversionistas hacer los contactos para el desarollo de nuevos negocios.

prestados a los afiliados al ISS.

El primer acuerdo, por 100.000 millones de pesos, cobija a 82 clínicas y hospitales de la Achc –se espera que en los próximos días otros afiliados le den su visto bueno–, de los cuales, aproximadamente 7.000 millones se girarán en los próximos días.

Giraldo, quien dijo que ayer fue un día histórico para el sector de la salud, precisó que otros 6.500 millones serán pagados en noviembre y una cifra igual en diciembre, para completar un 20 por ciento del total de acreencias, siempre y cuan- conocidas legalmente.

El 80 por ciento restante se girará en partes iguales en febrero, marzo, abril y junio del próximo año.

Esas mismas condiciones regirán para los acuerdos de pago firmados en los últimos dos días entre el Seguro Social y 46 hospitales públicos de Bogotá y Cundinamarca por cerca de 30.000 millones de pesos.

El ingreso de esos recursos le permitirá a la red hospitalaria ir con los proveedores de medicamentos e insumos, la banca, y en algunos casos con su personal de planta. El alivio será general.

En la medida que el Seguro Social cumpla con lo pactado, hospitales y clínicas comenzarán a ofrecerle sus servicios de salud, pero será la entidad la que decida cuándo y a qué centros hospitalarios pueden acudir sus afiliados.

El ISS, la mayor Empresa Promotora de Sa- 1-14

Según Planeación, los recursos no se distribuirán de acuerdo a la deuda de cada municipio sino de una manera equitativa entre todos, es decir, ricos y pobres y productores y no productores recibirán una cantidad, que fue calculada técnicamente.

La decisión la anunció el ministro de Hacienda, Juan Manuel Santos, en la reunión con alcaldes y fue explicada 1-17







ECONÓMICAS

COMERCIO / 'LA MEDIDA DEBE SER TRANSITORIA'

Confirman el recorte a las importaciones venezolanas

Las restricciones golpearían a cinco productos básicos importantes en la oferta exportable colombiana: textiles y confecciones, calzado, oleaginosos y del sector agrícola.

VICENTE ARCIERI G.
Corresponsal de EL TIEMPO

CARTAGENA

La mano que le dio Venezuela a Colombia en fútbol al ganarle a Uruguay, se la piensa quitar en materia comercial, tras anunciar una reducción de las importaciones.

La ministra de Comercio Exterior de Venezuela, Lucila Romero, confirmó las restricciones de las importaciones de su país, que afectarían a Colombia y otros países, en cinco productos básicos: textiles y confecciones, calzado, oleaginosas y agrícolas. Agregó que no hay un porcentaje definido de este recorte ni el tiempo de duración. Aseguró que se trata de una política para el fortalecimiento de la producción nacional.

Por su parte, el presidente de Analdex, Javier Díaz, dijo que esta decisión de Venezuela debe ser analizada en el seno de la Comunidad Andina. "Ellos deben demostrar el daño que le hace a su aparato productivo la importación de esos productos", sostuvo.

La ministra de Comercio Exterior, Marta Lucía Ramírez, dijo que el intercambio comercial con Venezuela ha favorecido más a ese país que al nuestro. Sostuvo que en 8 de los 10 años de integración, el vecino país obtuvo un superávit que llega a los 2.600 millones de dólares.

Sin embargo, en Venezuela están pensando otra cosa.

La decisión gubernamental de la reducción de las importaciones es un hecho, aunque no será una operación que se realizará de un tajo, dijo Juan González Velazco, presidente de la Cámara de Integración Económica Venezolano Colombiana.

El dirigente venezolano, que asiste a la Asamblea de la Andi, dijo que el Ministerio de la Producción y Comercio de su país dio a conocer a la opinión pública y empresarial el plan de recorte de importaciones.

"El Gobierno adoptó la decisión por dos razones: por el auge de las importaciones que creció a 16.000 millones de dólares el año pasado; y a la fuga de capitales", dijo.

Venezuela es el segundo país más importante para Colombia en materia comercial.

En aumento de las importaciones en Venezuela en los dos últimos años es de 2.000 millones de dólares.

En Venezuela, según González, la idea del equipo económico del Gobierno del presidente Chávez es iniciar una etapa de recuperación de la industria y de la moneda.

Estuvo de acuerdo que la medida de reducción debe ser transitoria. Sostuvo que debe tenerse en cuenta a la comunidad Andina, porque si se perjudica a Colombia y otros países del Pacto Andino, "muy seguramente habrá retaliaciones económicas contra nuestro país".

Por su parte, el presidente de la Andi, Luis Carlos Villegas, dijo que el recorte que planea implementar Venezuela en sus importaciones debe excluir al Grupo Andino y confió en que los presidentes Hugo Chávez y Andrés Pastrana logren un acuerdo que no perjudique el proceso de integración.

"Los colombianos y los venezolanos nos compramos y nos vendemos cerca de 1.500 productos por igual. Además, Venezuela es el segundo país más importante para Colombia en materia comercial después de Estados Unidos", dijo el dirigente gremial.

La Ministra de Comercio Exterior, en su intervención ante los empresarios, abogó por fortalecer las perspectivas económicas positivas que afrontan los países del Pacto Andino.

Dijo, en improvisada rueda de prensa, que no cree que Venezuela tome medidas comerciales contra Colombia y, que si así lo hace, el Gobierno nacional analizará esas motivaciones. Descartó que el país tome una medida parecida de cierre de las importaciones para fortalecer la industria nacional.

ANDINADAS

"Este es el país de las paradojas. Ayer se vendieron bonos colombianos en el exterior como pan caliente. Lo que demuestra que hay más confianza por fuera del país que por dentro. Nuestra economía sale adelante de la recesión por encima de otros países de Latinoamérica", dijo el presidente de la Andi, Luis Carlos Villegas.

Un sonoro aplauso recibió la ministra de Comercio Exterior, Marta Lucía Ramírez, por parte de los industriales cuando su colega de Trabajo, Angelino Garzón, antes de empezar su intervención, en el saludo protocolario la llamó "la destacada Ministra de Comercio Exterior".

Unos 400 delegados de la Andi asistieron al salón Barahona del Centro de Convenciones de Cartagena para la instalación de la Asamblea 57. Muchas mangas cortas, pocos vestidos enteros y muchas esposas de industriales acompañándolos. Un fuerte verano azota a la ciudad colonial. Las temperaturas casi llegan a los 39 grados.

"Si se quiere combatir la pobreza y el desempleo hay que permitir que los empresarios de todos los tamaños, agrícolas y urbanos, puedan trabajar y que los jóvenes(...)no tengan que emigrar privando a la cruzada contra el desempleo y la pobreza de su mejor capital intelectual", dijo el presidente de la Junta General de la Andi, Carlos Arcesio Paz, al instalar el evento.

ENERGIA / CORTES DE LUZ EN LA COSTA

Se acerca la hora cero

El Gobierno reconoció ayer que si las electrificadoras de la costa Atlántica no llegan en las próximas horas a un acuerdo de pago con la generadora Corelca, a partir del próximo sábado se iniciaría por ley la limitación de suministro del servicio de una hora diaria en 7 departamentos de la región.

El Ministro de Minas, Ramiro Valencia confió en que las partes lleguen a un entendimiento para el pago de por lo menos 37.000 millones de pesos que deben Electrocosta y Electricaribe, controladas por la española Unión Fenosa, a Corelca que es una empresa estatal.

Hasta ayer en la tarde las partes no habían llegado ningún acuerdo a pesar de una maratónica jornada de reuniones en Bogotá y Barranquilla.

Valencia Cossio dijo que era injusto que se tratara de señalar a Corelca como "la mala del paseo" por no aceptar la propuesta de las electrificadoras de cruzar los subsidios que les debe la nación con la deuda que tienen con la generadora porque se estaría violando la ley.

"Ellos están confundiendo peras con manzanas, el negocio es entre particulares y los problemas que tienen con la nación los estamos manejando", dijo Valencia.

El jefe de la cartera de Minas reconoció que sí hay unas deudas por concepto de subsidios que no se les han pagado a las compañías pero alegó que no era justo que este argumento estuviera siendo utilizado para cortarle la energía a 1,3 millones de personas.

"Electrocosta y Electricaribe no pueden poner a toda una región contra la pared", dijo.

Portavoces de las empresas indicaron que en ningún momento son ellas las que ejecutarán los cortes, sino el Mercado de Energía Mayorista con el que tienen deudas con más de 60 días de mora.

En este caso ocurre lo mismo que con cualquier usuario; si no paga la factura a tiempo se le corta la prestación del servicio, explicó la fuente.

CÓDIGO DE MINAS BAJO EL FUEGO

En momentos en que los principales enclaves mineros del país están bajo el fuego por problemas de orden público, el presidente Andrés Pastrana sancionó ayer el nuevo Código de Minas que coloca al país a la vanguardia en materia de legislación y permite la legalización de centenares de mineros que se dedican a esta actividad de una manera informal.

El Jefe de Estado afirmó que la vinculación de capital nacional y extranjero a las actividades mineras "depende tanto de la existencia y mantenimiento de reglas de juego claras, modernas y competitivas, como de la definición inequívoca de

Pastrana aseguró que la legislación vigente desde hoy en ese sector atraerá nueva inversión privada y facilitará las actividades de los empresarios para la exploración y explotación de minerales.

La norma crea nuevos mecanismos de titulación minera evitando la discrecionalidad de los funcionarios públicos, recoge los avances en normativa medio ambiental, y, en palabras de Pastrana, fortalece el control estatal sobre todo el ciclo minero.

El nuevo código prevé una duración en la contratación por 30 años prorrogables por otros 30 y con opción preferencial a

las competencias del Estado y de los particulares".

favor del mismo concesionario para volver a contratar.

CRÉDITOS / FNG MOVILIZÓ $ 40.702 MILLONES

Crecen avales para pequeñas empresas

Los avales otorgados por el Fondo Nacional de Garantías (FNG) en julio lograron movilizar más de 40.702 millones de pesos, lo que significa 258 por ciento más que en igual mes del año pasado.

En los primeros siete meses del año, las coberturas brindadas por el FNG, orientadas principalmente a las micro, pequeñas y medianas empresas, beneficiaron a 23.168 usuarios, que tomaron créditos por 184.403 millones de pesos, cifra 182 por ciento superior al registro de igual período del 2000.

Los avales del organismo cubren a los sectores empresarial, vivienda de interés social y estudiantes de educación superior, cuyo acceso al crédito bancario está prácticamente cerrado por la ausencia de garantías para respaldarlo.

Con el fin de superar ese cuello de botella y permitir el funcionamiento y actividades de los beneficiarios mencionados, el FNG responde por un elevado porcentaje del préstamo. Esto anima a los intermediarios financieros a aprobar y soltar los recursos.

El presidente del Fondo, Juan Leonardo Correa, atribuyó el buen desempeño de las garantías a que hay un paulatino retorno del sector real de la economía al endeudamiento interno.

El organismo le otorgó avales a 21.442 micros, pequeñas y medianas empresas, que tomaron préstamos por 180.739 millones de pesos entre enero y julio.

El Gobierno está empeñado en destrabar el crédito para el sector productivo como una forma de reanimar la economía. Para esto, no solo están funcionando los avales del FNG, sino que junto con la Asobancaria, el Icav y los gremios de la construcción firmaron compromisos para inyectarle más de 500.000 millones de pesos en este segundo semestre a la actividad constructora.

Seguro Social...

VIENE DE LA 1-13

lud (EPS) del país, ha cuantificado sus deudas tanto con clínicas y hospitales como con proveedores en alrededor de 430.000 millones de pesos; el problema para poder honrarlas, dijo Fino, es que el 70 por ciento de ellas no tiene reconocimiento legal (no están respaldadas presupuestalmente en el ISS) y deben sortear la conciliación judicial.

El Procurador General de la República, Edgardo Maya, reveló Fino se comprometió a nombrar un grupo de funcionarios de la entidad para agilizar el proceso de conciliación, única manera de darle ingreso legal de esas acreencias al presupuesto del ISS. Igualmente, se cuenta con el apoyo del Consejo Superior de la Judicatura.

Si no se concilia, advirtió el presidente del Seguro Social, no hay reconocimiento de las deudas, lo que significaría el desplome de la red secundaria de atención en salud.

†

Su esposa Julia Duque de Melo y sus hijos: Vidal, Julia Emma, Teresa, Mercedes, Claudia y Adriana Melo Duque; su nuera, yernos y nietos; sus hermanos Alberto, Roberto, Nohra, Inés y Emma Melo Rizo, agradecen a sus familiares y amigos las manifestaciones de condolencia, cariño y solidaridad recibidas con motivo del fallecimiento de su esposo, padre, abuelito y hermano

VIDAL MELO RIZO

e invitan a la Misa que en su memoria se efectuará **hoy jueves 16 de agosto** de 2001 en **BOGOTÁ**, a las 5:30 p.m., en la iglesia Cristo Maestro (calle 129 No. 9B-61), y **mañana viernes 17 de agosto** de 2001 en **IBAGUÉ**, a las 7:00 p.m., en la iglesia Nuestra Señora de Chiquinquirá (barrio Piedrapintada).

REPÚBLICA DE COLOMBIA
MINISTERIO DE DEFENSA NACIONAL
FONDO ROTATORIO DE LA POLICÍA

LICITACIÓN PÚBLICA NACIONAL No. 08 DE 2001

RESOLUCIÓN No. 0390 del 14 de agosto de 2001

Objeto: Construcción Comando Operativo Especial Magdalena Medio.

Presupuesto oficial: Quinientos cincuenta y dos millones novecientos noventa y cinco mil trescientos noventa y un pesos con 71/100 moneda corriente ($ 552.995.391.71).

Apertura: Bogotá, D.C., Fondo Rotatorio de la Policía, carrera 55 No. 43-18, piso 3, el día 28 de agosto de 2001, a las 10:00 horas.

Plazo de la licitación: (08) días calendario.

Visita al sitio de las obras: Veintinueve (29) de agosto de 2001, a las 10:00 horas, en el Comando de Policía de Barrancabermeja, Santander.

Cierre: Bogotá, D.C., Fondo Rotatorio de la Policía, carrera 55 No. 43-18, piso 3, el día 4 de septiembre 2001, a las 10:00 horas.

Capacidad mínima de contratación: 12.000 SMMLV.

Valor pliego de condiciones: Un millón ciento cinco mil novecientos noventa pesos con 78/100 moneda corriente ($ 1.105.990.78).

Clasificación en el Registro Único de Proponentes: Actividad: Construcción. Especialidad: 04: Edificaciones y obras de urbanismo. Grupo: 02, 03. 06, 10.

Adquisición y consulta de pliegos: Fondo Rotatorio de la Policía, carrera 55 No. 43-18, en Bogotá, D.C., a partir de las 10:00 horas del día 28 de agosto de 2001 y hasta las 10:00 horas del día 4 de septiembre de 2001.

Criterios de evaluación: Las propuestas que cumplan con las condiciones jurídicas, económicas y técnicas, se ponderarán según lo establecido en el pliego de condiciones.

Aspecto jurídico:	0 puntos
Aspecto económico	400 puntos
Aspecto técnico	600 puntos

ÚNICO AVISO
SERVICIO CON PROBIDAD

ECONÓMICAS

CIFRA DEL DÍA
US$ 325 millones, nueva colocación de bonos de Colombia en el mercado internacional.

DÓLAR

Tasa representativa del mercado	▲$ 2.284,98
Casa de cambio (c)	▶$ 2.140,00
Casa de cambio (v)	▶$ 2.165,00

CAFÉ — Dólares por libra en N.Y.

Hoy	0,68
Ayer	0,68

PETRÓLEO — Dólares por barril

Hoy	28,01
Ayer	27,82

BOLSA DE COLOMBIA — IGBC (Índice General)

Hoy	988,61
Ayer	987,69

INTERÉS — Efectivo anual

DTF	12,46%
DTF Trimestre anticipado	11,57%
TBS Efectivo anual (Bancos a 90 días)	12,42%

UVR

HOY	$ 120,2141
MAÑANA	$ 120,2184

MONEDAS — Pesos por

	Compra	Venta
Bolívar	3,12	3,22
Dólar (Ecuador)		$ 2.284,98
Peso mexicano		$ 255,85

Baja retención en la fuente

A través del decreto 1626 del Ministerio de Hacienda, el Gobierno bajó del 35 al 10 por ciento la tarifa de retención en la fuente del impuesto a las ventas para las operaciones con tarjetas de crédito. Igualmente disminuyó del 4 al 2 por ciento la retefuente para las empresas de servicios temporales y del 4 al 3 por ciento para las empresas de aseo y vigilancia.

Alerta laboral en bancos

Esta semana las asambleas de trabajadores de los bancos Santander, Citibank y Lloyds TSB Bank decidirán entre ir a la huelga o un tribunal de arbitramento para dirimir el conflicto laboral. El ministro de Trabajo, Angelino Garzón, convocó tanto a los sindicatos como a los representantes de las entidades financieras para lograr un acuerdo. Las negociaciones no se han suspendido.

Arranca Titularizadora

La Titularizadora Colombiana S.A. (Hitos) colocará en lo que resta del año 350.000 millones de pesos en los mercados internacionales de capitales informó su presidente Mauricio Cárdenas. Estos papeles tendrán una rentabilidad por encima de la inflación e incluso mejor a la de los CDTs. La Titularizadora va a comprar 500.000 millones de pesos en cartera hipotecaria.

Planes regionales de exportación

Comportamiento de las exportaciones
(Enero junio 2001)

Café	-26,93
Petróleo	-30,82
Carbón	43,57
Ferroníquel	8,27
No tradicionales	15,11

Este viernes 12 departamentos presentarán oficialmente ante la ministra de Comercio Exterior, Marta Lucía Ramírez, sus Planes de Exportación Estratégicos Regionales (PEER):las entidades territoriales que prepararon su carta de navegación en esta

SUBSIDIOS / MEDIDAS PARA REACTIVAR LA ECONOMÍA

Construirán otras 20.000 VIS

Gobierno espera generar 300.000 empleos en el sector. En total se construirán 60.000 viviendas de interés social en lo que resta del año

El Gobierno y los gremios de la construcción se comprometieron ayer a sacar adelante al sector, uno de los principales generadores de empleo, mediante la adopción de un paquete de medidas que contemplan desembolsos de créditos por 500.000 millones de pesos en lo que resta del año y la construcción adicional de 20.000 viviendas de interés social.

La decisión se adoptó tras una reunión entre los ministros de Hacienda, Juan Manuel Santos, y de Desarrollo, Eduardo Pizano, y los presidentes de Camacol, Eduardo Jaramillo e Icav, María Mercedes Cuéllar.

Estas medidas hacen parte del plan para reactivar la economía que oficializará el Gobierno en la asamblea de la Andi. Lo más importante es que hay una disposición de los bancos hipotecarios de reabrir los créditos para la adquisición de vivienda, que se encontraban estancados como consecuencia de la incertidumbre jurídica provocada tras la caída del upac, la recesión de la economía y el desempleo.

Desempleo, cuesta arriba (%)

Año	%
1992	9,8
1993	7,8
1884	8,0
1995	9,5
1996	11,3
1997	12,0
1998	15,6
1999	18,0
2000	19,7
2001	18,6*

(*) Cifras a junio del 2001 de 13 ciudades

Gráfico: Diseño Editorial / EL TIEMPO
Fuente: Dane

Se construirán 20.000 viviendas de interés social, adicionales a las 40.000 previstas. Para ello se destinarán en total 220.000 millones de pesos en subsidios. El ministro de Hacienda dijo que con este programa de aquí a diciembre se habrán generado alrededor de 300.000 empleos. Los ahorros que la gente haga en cuentas de fomento a la construcción servirán para reducir la base de la retención en la fuente.

Se agilizará el otorgamiento de subsidios de vivienda en este año ya que no será necesario presentar inmediatamente la promesa de compraventa del inmueble para que le sean consignados los recursos en las cuentas de ahorro programado en solo cinco días.

El Gobierno reglamentará la devolución del IVA en la adquisición de los materiales de construcción para vivienda de interés social, siempre y cuando tengan un valor hasta de 135 salarios mínimos.

Se presentará ante la junta directiva del Fondo Nacional de Garantías el diseño y puesta en marcha de una garantía parcial, que se aplicará durante los primeros cinco años de crédito que se otorgará a favor de los establecimientos de crédito que financien la adquisición de vivienda por parte de los trabajadores independientes.

SUBIR META DE INFLACIÓN

El director del Departamento Nacional de Planeación, Juan Carlos Echeverry, le planteará a la junta directiva del Banco de la República la posibilidad de flexibilizar la meta de inflación para el año entrante.

Según el funcionario esta es una reflexión personal que no compromete al equipo económico y que tiene como fin aportar ideas en la reactivación de la economía. La propuesta se oficializará en la reunión de junta que se realiza este viernes. La idea es que la meta de inflación para el 2001 no sea del 6 sino del 7 por ciento. De esta manera la política monetaria sería más laxa y el Banco no quedaría presionado a subir las tasas de interés para cumplir con su objetivo.

El gerente Técnico del Emisor, José Darío Uribe, recordó que la meta se fijó con el visto bueno del Ministerio de Hacienda y dijo que no hay estudios que digan que aumentar la inflación ayudaría a generar empleo.

Gráfico: Diseño Editorial / EL TIEMPO
Fuente: Dane

materia son: Huila, Quindío, Risaralda, Caldas, Guajira, Cesar, Chocó, San Andrés, Córdoba, Sucre, Arauca y Meta.

Culmina cesión de activos

La Superintendencia Bancaria autorizó la cesión de activos, pasivos y contratos de la Compañía de Financiamiento Comercial Financiera FES S. A., a la firma Aliadas S. A. a partir del pasado primero de agosto lo que consolidará a Aliadas como un nuevo banco con sede en la ciudad de Cali ya que contará con activos superiores a los 500 mil millones de pesos.

Triple A ingresa a Venezuela

La Sociedad de Acueducto, Alcantarillado y aseo de Barranquilla (Triple A) entró al mercado venezolano con una subsidiaria denominada Triple A Servicios de Venezuela S.A. que atenderá el servicio de agua potable y saneamiento en el estado de Zulia. El estado de Zulia tiene 3,5 millones de habitantes y tiene un ingreso per cápita 3 veces mayor al barranquillero debido a que es un área petrolera.

Vehículos por mar

Esta semana arribará a Cartagena el buque Andino con el primer cargamento de 180 unidades de Toyota Corolla producidos en Venezuela. La embarcación regresará a su puerto de origen (Cumaná) fletada con igual número de vehículos fabricados en Colombia. Los ensambladores de los dos países adoptaron este sistema de transporte por las ventajas que les ofrece comparado con la movilización por vía terrestre.

Nuevo director de la Dian

El actual viceministro de Comercio Exterior, Santiago Rojas Arroyo, fue nombrado director de Impuestos y Aduanas Nacionales (Dian). Rojas es abogado de la Universidad Javeriana y especialista en negociaciones y relaciones internacionales de la Universidad de los Andes. Fue delegado de Colombia ante la misión de la Organización Mundial de Comercio en Ginebra. El nuevo director de la Dian remplaza en el cargo a Guillermo Fino Serrano.

DIAN

Menos fumadas de contrabando

La mayoría de los cigarrillos extranjeros que se fuman en el país son ahora importados legalmente: en 1997, el 87 por ciento era de contrabando; hoy, de acuerdo con el director (E) de la Dian, Ricardo Ramírez, el 92 por ciento ingresa lícitamente al territorio colombiano.

Combatir el contrabando, tras el cual se esconde el lavado de dólares, dijo el funcionario, se convirtió en una prioridad de la Dian después de los devastadores efectos que tuvo en la industria nacional en años recientes.

Además de los operativos de la Policía Fiscal y Aduanera, que el año pasado incautó más de 154.000 millones de pesos en mercancías de contrabando y en lo corrido del 2001 ya van más de 60.000 millones, los convenios con firmas multinacionales para combatir el ilícito han sido claves para revertir las cifras de este fenómeno.

El primer acuerdo se celebró con la British American Tobacco (BAT) y posteriormente con la Philip Morris, fabricante de Marlboro; los resultados, señaló el directivo, han favorecido tanto a los multinacionales, como a los fiscos nacional y departamentales y a los mismos consumidores.

Un balance favorable 1-11

VALLE

LA REGIÓN

Capturan a presuntos homicidas


POLICIA NACIONAL
A VALLE
Cortesía de la Policía Valle

La Policía capturó a Carlos Fernando Montes, de 26 años y oriundo de Montería; y Eliécer Ilamo Mesa, de 29 años. Están sindicados del asesinato del sindicalista Segundo Florentino Chávez, de 38 años, quien murió el pasado lunes al recibir dos impactos de bala en la cabeza.

Secundaria por televisión

La Secretaría de Educación del Valle lanzará en septiembre el programa de secundaria por televisión que abrirá 10.000 nuevos cupos. El programa será transmitido por Telepacífico cuando se inicia el año escolar. Sin embargo, para el Sindicato Único de Trabajadores de la Educación del Valle (Sutev) esta medida es insuficiente teniendo en cuenta un déficit de 425.557 cupos en el departamento.

CARTAGO

Policía aumenta operativos


Hector Fabio Giron

La Policía aumentará los operativos de la ciudad debido al incremento de atracos a mano armada en diversos sectores. Esta medida se dictó a raíz del asesinato de Carlos Arturo Castro, vicepresidente del comité de fútbol de Cartago. El pasado fin de semana se presentaron cinco atracos en diversos sitios de la ciudad.

PALMIRA

Sin certificado de movilización

El gerente del Centro de Diagnóstico Automotor,

SEPELIO / AYER FUERON SEPULTADAS LAS VÍCTIMAS DE LA TRAGEDIA DEL DOMINGO

'No se harán más paseos'

Los viajes de integración que se realizan desde hace 12 años serán suspendidos a petición del Sindicato de trabajadores del Ingenio San Carlos de Tuluá.

TULUA

Los tulueños despidieron ayer en multitudinarias y silenciosas marchas a sus 24 humildes vecinos que murieron el domingo al final de un paseo al lago Calima. Las ceremonias se celebraron en las parroquias de Las Américas, La Quinta y Salesiano.

Las caravanas hacia el cementerio se iniciaron temprano en medio de intenso dolor y se repitieron durante el día, pues los familiares de los corteros de caña y sus parientes fallecidos no aceptaron la ceremonia colectiva.

Las jornadas de integración que desde hace 12 años realiza la Cooperativa Siglo XX de Tuluá no se harán más, según el presidente del Sindicato de Trabajadores del Ingenio San Carlos, Eufracio Ruiz, quien lamentó la muerte de sus compañeros de directiva Gerardo Cuero y Diego Rengifo.

El sábado se hará esa propuesta que ya tiene acogida entre los 2.500 socios y afiliados a la cooperativa. Ruiz anticipó a EL TIEMPO que se solicitará a la Confederación General de Trabajadores Democráticos (CGTD) que se fije con las autoridades nacionales el 12 de agosto como el Día del Trabajador Azucarero, como homenaje póstumo a las víctimas del accidente.

Julio Roberto Gómez, presidente de dicha Confedera-

PERFILES



CRISTHIAN CAMILO TORRES HURTADO, 12 años. Pasaba en el próximo año lectivo a séptimo grado en el Instituto Técnico Industrial Carlos Sarmiento Lora. Se destacaba como un buen futbolista.



MADELENE ROCIO TORRES HURTADO pasaba a noveno grado en el Instituto Julia Restrepo de Tuluá. De 14 años, se caracterizaba entre el grupo familiar por ser la más extrovertida y rumbera. Era muy responsable con sus estudios. Le fascinaban los paseos y las jornadas de integración con amigos y familiares.



SANDRA LILIANA GRANJA HURTADO, tenía 22 años y era madre soltera de Juan Manuel Granja Hurtado, de dos años, quien le acompañaba al momento del accidente pero que milagrosamente se salvó. Había nacido un 24 de diciembre en la casa de su tía Rosa Amelia Hurtado en el barrio Maracaibo de Tuluá.



ROSA AMELIA HURTADO DE TORRES, 37 años, esposa de José Audel quien no fue al paseo por cuestiones laborales en el Ingenio San Colegio Alfonso Potes Roldán de Comfamiliar-Tuluá.

JENNY ALEXANDRA TORRES HURTADO, 17 años, 1,86 de estatura. Era una auténtica representante de la belleza de la mujer negra. Terminó su secundaria en el Instituto Julia Restrepo de Tuluá, quería estudiar ingeniería de sistemas.

HENRY SOLIS TORRES. Sus hermanos y amigos en el barrio Maracaibo de Tuluá lo definen como una persona 'chévere'. Se destacaba como un deportista excelente. Especialmente en baloncesto. Era el papá de Henry Junior, de siete años.

CARLOS ALBERTO NIETO MUÑOZ. Conductor del bus. De 37 años. Para su hija Diana Carolina, su papá era un hombre responsable y alegre. El día del paseo vistió pantalón negro y buso blanco y calzó unos tenis azules, los que más le gustaban. Desde muy joven se destacó como conductor de todo tipo de vehículo.




JOSÉ LUIS NIETO BARCO, 7 años, amante del fútbol. Conservaba los mismos rasgos físicos y de comportamiento de su hermana Diana Carolina Nieto Rendón, quien no pudo ir al paseo debido a que su abuela no le dio permiso. Era muy extrovertida y solo permitía que le tocara el cabello su hermana. Se enojaba cuando otra persona lo hacía.



GLORIA PATRICIA DELGADO RIVAS, 25 años. Hace un mes culminó sus estudios de auxiliar de enfermería. Era la mamá de Yéssica Alejandra Cáceres, de dos años, y de Valentina, de siete meses, para quien adelantaba los trámites para bautizarla. Falleció junto a su hermana Yerlisa y su hermano Juan Emilson.

YERLI SAIR DELGADO RIVAS, 19 años. Los habitantes del barrio Los Laureles le apreciaban por su espíritu colaborador. Inició trámites para ingresar a la Policía Nacional después de terminar sus estudios en el Instituto Julia Restrepo de Tuluá.

GERARDO CUERO CUERO. Desde 1977 estaba vinculado a labores agrícolas en el Ingenio San Carlos de Tuluá. En los últimos meses había vivido situaciones trági-

Alexander Rivera, dijo que el 78 por ciento de los vehículos de servicio público que circulan en la ciudad no han cumplido con el requisito de realizar la revisión tecnomecánica. Por lo tanto, están circulando sin el correspondiente certificado de movilización Según voceros oficiales, son infractores de la ley.

ción, dijo que avalará esa propuesta para que los colombianos recuerden una fecha de lo que no puede ocurrir y para que los transportadores tengan mayor responsabilidad con sus vehículos.

Carlos. Era además la madre de Jenny Alexandra, Madelene Rocío y Cristhian Camilo Torres Hurtado y tía de Sandra Liliana Granja, con quienes pereció. Era oriunda de Zarzal (Valle), validaba cuarto de secundaria en el su papá. Hacía las 5.30 de la mañana del domingo último se levantó con mucho ánimo para ir al paseo.

LUISA MARIA NIETO BARCO, tres años. Era muy apegada a cas, como quiera que su hija Patricia se suicidó hace un año y su hijo Henry también se quitó la vida hace seis meses. Era integrante principal del Consejo de Administración de la Cooperativa Siglo XX.

PALMIRA / CAMPESINOS SE QUEJAN POR EL MAL SERVICIO

Protestas en Telepalmira

Las comunidades de 20 corregimientos de Palmira realizaron ayer una toma pacífica de las instalaciones de Telepalmira, con el fin de que se les atiendan sus exigencias con relación al mal servicio telefónico. Dicen que esto sucede desde el momento de la instalación de las líneas.

Guillermo Díez Marmolejo, vocero de las comunidades afectadas, dijo que la situación es igual en cada sector rural de Palmira, pues es más el tiempo que mantienen por fuera de servicio las líneas telefónicas que operando.

Dijo que cuando logran una comunicación hacia otros sectores, las interferencias son continuas, pero que cada mes son cumplidos con el cobro de las facturas lo cual no es justo porque el servicio es deficiente.

Por lo tanto le solicitaron inicialmente a las Directivas de Telepalmira mantener continuo el servicio y que por ningún motivo se les retiren las líneas telefónicas. Ovidio Vega, del Corregimiento de la Zapata, dijo que le había solicitado a Telepalmira suspender temporalmente los cobros de conexión y básico hasta cuando se solucione el problema.

El gerente general de Telepalmira, Francisco Diego Mejía Vélez, atendió a los representantes de los 20 corregimientos y les prometió que intentarán mejorar las comunicaciones, pero aclaró que de ninguna manera la empresa ha suspendido sus labores.

Además, dijo que están en negociaciones con Telecom con el fin de que asuma la prestación del servicio telefónico a los sectores rurales y que una vez se haga efectivo se mejorará el servicio de comunicación en las diferentes zonas.

BUGA / ABOGADOS DE EX ALCALDE APELAN MEDIDA DE FISCALÍA

Trasladan a ex funcionarios a cárcel

BUGA

Tres ex funcionarios de la Administración municipal de Buga fueron trasladados por agentes del CTI de la Fiscalía Seccional de Buga a la cárcel del Distrito Judicial para que cumplan una medida de detención preventiva, dictada en su contra por la Fiscalía Sexta.

El aseguramiento cobija al ex gerente del Hospital Divino Niño, Luis Eduardo Domínguez Castillo; el ex director del Instituto Municipal del Deporte y la Recreación de Buga, John Harold Suárez Vargas; y el ex gerente de Bugabastos, Evelio Pardo Pérez, quienes se encuentran en detención domiciliaria desde comienzos del mes pasado sindicados del delito de peculado por apropiación en beneficio de terceros.

Ayer, funcionarios del CTI no encontraron en sus domicilios al ex alcalde bugueño José Genner Zuluaga García y al ex gerente del Instituto de Vivienda del Municipio, Rubén Darío Ríos, quienes se encuentran vinculados al proceso.

Los ex funcionarios están acusados de permitir el pago de salarios a 12 miembros del Sindicato de trabajadores de las desaparecidas Empresas Municipales durante 18 meses sin que estos cumplieran funciones específicas en la Holding que sustituyó al organismo descentralizado.

EL TIEMPO conoció que los sindicados, a través de los abogados Hernando Gómez Vinasco y Harold Moreno, presentaron ante la Fiscalía Sexta una serie de pruebas de que los sindicalistas sí cumplieron funciones específicas en dependencias del municipio.

La Fiscalía, mediante resolución interlocutoria del 10 de agosto pasado, revocó la detención domiciliaria.

Trascendió que los abogados Hernando Gómez y Harold Moreno interpondrán el recurso de reposición y apelación.

